As filed with the Securities and Exchange Commission on February 8, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
MDC PARTNERS INC.*
(Exact Name of Registrant as Specified in Its Charter)
Canada*	7311	98-0364441
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
One World Trade Center, Floor 65, New York, NY 10007
(646) 429-1800
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)
NEW MDC LLC**
(Exact Name of Registrant as Specified in Its Charter)
Delaware	7311	86-1390679
(State or Other Jurisdiction of Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
c/o MDC Partners Inc.
One World Trade Center, Floor 65, New York, NY 10007
(646) 429-1800
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)
David Ross
General Counsel
One World Trade Center, Floor 65, New York, NY 10007
(646) 429-1800
(Name, Address, and Telephone Number, Including Area Code, of Agent for Service)
Copies of all communications to:
Christopher P. Giordano Jon Venick DLA Piper LLP (US) 1251 Avenue of the Americas, 25th Floor New York, New York 10020 (212) 335-4500	Russel Drew DLA Piper (Canada) LLP 1 First Canadian Place, Suite 6000, 100 King Street West Toronto, Ontario, M5X 1E2 (416) 369-5260	Adam E. Fleisher Kimberly R. Spoerri Helena Grannis Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	Grant McGlaughlin Gesta Abols Alex Nikolic Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 Toronto, Ontario, M5H 2T6 (416) 366-8381
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and the consummation of the transactions covered hereby.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☐	Accelerated filer ☒
Non-accelerated Filer ☐	Smaller reporting company ☒
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share*	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(4)
Class A Common Stock	77,846,000	$2.78	$216,411,880(3)	$23,610.54
Class B Common Stock	3,743	$0(2)	$0	$0
Total	77,849,743		$216,411,880	$0

(1)
Represents the maximum number of shares of common stock of New MDC (as defined below) estimated to be issuable in connection with the transactions described in the proxy statement/prospectus included in this registration statement (the “Proxy Statement/Prospectus”).

(2)
Calculated pursuant to Rule 457(f)(2) solely for the purpose of calculating the registration fee based on the book value of the MDC Canada Class B Common Shares of the Registrant as of September 30, 2020.

(3)
Calculated pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee based on the average of the high and low prices for MDC Canada Class A Common Shares as reported on NASDAQ on February 1, 2021 ($2.78 per share) multiplied by 77,846,000 (which is the sum of (a) the estimated maximum number of MDC Canada Class A Common Shares and (b) the estimated maximum number of MDC Canada Class A Common Shares underlying the MDC Incentive Awards).

(4)
MDC Canada previously paid a registration fee of $124,500.00 in connection with MDC Canada’s Registration Statement on Form S-3 (File No. 333-222095) filed under the Securities Act on December 15, 2017 (the “S-3 Registration Statement”). No securities were sold thereunder. Pursuant to Rule 457(p) under the Securities Act, the total amount of the registration fee due hereunder is offset by $23,610.54, representing $23,610.54 of the $124,500.00 fee paid in connection with the S-3 Registration Statement, and no filing fee is due hereunder. A total amount of $100,889.46 remains available for future setoff pursuant to Rule 457(p).

The Company hereby amends this Proxy Statement/Prospectus on such date or dates as may be necessary to delay its effective date until the Company files a further amendment which specifically states that this Proxy Statement/Prospectus shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Proxy Statement/Prospectus shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
*
MDC Partners Inc. (“MDC”, “MDC Canada” or the “Company”) intends, subject to shareholder approval, to effect a domestication under Section 188 of the Canada Business Corporations Act and Section 388 of the General Corporation Law of the State of Delaware, pursuant to which MDC’s state of incorporation will be Delaware.

**
New MDC LLC intends to convert into a Delaware corporation (“New MDC”). Immediately following New MDC’s conversion into a Delaware corporation, MDC Merger Sub 1 LLC (“Merger Sub”), a wholly owned subsidiary of New MDC that was formed solely for the purpose of consummating the transactions described in this Proxy Statement/Prospectus and that does not have any assets or operations, shall merge with and into MDC, with MDC continuing as the surviving corporation (the “Surviving Corporation”) and shareholders of MDC receiving shares of New MDC in exchange for their shares of MDC. The Surviving Corporation will be a direct wholly owned subsidiary of New MDC. Following the merger, New MDC will succeed MDC as the publicly-traded company in which existing MDC Canada Shareholders will own their interests.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Proxy Statement/Prospectus shall not constitute any offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
PRELIMINARY — SUBJECT TO COMPLETION — DATED FEBRUARY 8, 2021
PROXY STATEMENT/PROSPECTUS
[           ], 2021
Dear Shareholder:
The board of directors (the “MDC Board”) of MDC Partners Inc. (“MDC” or “MDC Canada”) cordially invites you to attend a special meeting (the “Meeting”) of its shareholders (the “MDC Canada Shareholders”) to be held virtually at [        ] [a.m./p.m.] on [           ], 2021, or at any adjournment or postponement thereof.
As previously announced, on December 21, 2020, following the unanimous recommendation of a special committee of independent members of the MDC Board (the “MDC Special Committee”) and the subsequent approval by the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross (collectively, the “Interested Directors”), who abstained from voting on, or participating in any deliberations with respect to, the Proposed Transactions), MDC Canada and Stagwell Media LP (“Stagwell”) entered into a transaction agreement (the “Transaction Agreement”), providing for, among other things, the redomiciliation (the “Redomiciliation”) of MDC Canada from the federal jurisdiction of Canada to the State of Delaware (from and after the Redomiciliation, “MDC Delaware”) and the subsequent combination (the “Business Combination”) of MDC’s business with the business of the subsidiaries of Stagwell that own and operate a portfolio of marketing services companies (the “Stagwell Subject Entities”). The Redomiciliation, the Business Combination, and a series of related transactions are referred to herein as the “Proposed Transactions”, and following the Business Combination, the combined company shall be referred to herein as the “Combined Company”.
On a pro forma basis (and (i) without giving effect to any conversion of MDC’s outstanding preference shares and (ii) including unvested restricted stock and restricted stock units of MDC), following completion of the Proposed Transactions, it is anticipated that the existing holders of class A subordinate voting shares of MDC Canada (the “MDC Canada Class A Common Shares”) and class B multiple voting shares of MDC Canada (the “MDC Canada Class B Common Shares”, and together with the MDC Canada Class A Common Shares, the “MDC Canada Common Shares”) (including Stagwell) will own approximately 26% of the common equity of the Combined Company, and Stagwell would be issued an amount of shares of Class C common stock of the Combined Company equivalent to approximately 74% of the voting rights of the Combined Company (with the percentage of the equity interests in the Combined Company owned by Stagwell being adjusted downwards if certain restructuring transactions are not completed prior to the consummation of the Proposed Transactions) and exchangeable, together with the Stagwell OpCo Units (as defined below), for shares of Class A common stock of the Combined Company on a one-for-one basis at Stagwell’s election following a six-month holding period, in each case subject to certain adjustments described in the accompanying proxy statement/prospectus.
The Combined Company will be poised to deliver meaningful shareholder value creation, accelerated growth and enhanced services to clients. In contrast to MDC Canada continuing as a standalone company, the highly compelling combination creates a leading marketing services company, with enhanced global scale and broadened capabilities:
•
Enhanced Shareholder Value. The Combined Company will accelerate growth and enhance shareholder value. The Combined Company will offer a comprehensive suite of complementary marketing and communications services to clients, significantly expanding in the areas of high-growth digital services and expertise as well as substantial new capabilities across several disciplines and geographies, as compared to MDC as a standalone entity.

•
Estimated Cost Synergies. Due to certain synergies described in the accompanying proxy statement/prospectus under “The Proposed Transactions — Estimated Cost Synergies,” the Combined Company is expected to achieve certain cost synergies and incur run-rate savings of approximately $30 million over time, with approximately 90% of such savings expected to be realized within twenty-four months following the consummation of the Proposed Transactions.

•
Lower Pro Forma Leverage. The Combined Company will have an improved credit profile, decreasing its consolidated net leverage ratio from 4.2x to 3.4x, after giving full effect to the expected run-rate operational synergies.

•
Enhanced Scale. The Combined Company will be a top ten global integrated marketing services company. The Combined Company will have an expanded global scale, operating in 23 countries, and expanded media and data operations, managing $4.4 billion in media spend.

•
Enhanced Growth Opportunities. The Combined Company will have a target of 5%+ annual organic growth, driven by 10 – 15% digital marketing growth and complementary capabilities, and a target of9%+ total annual revenue growth including new products and acquisitions. The Combined Company will more than triple its concentration of high-growth digital offerings, with 32% of its business anticipated to be in the digital services sector. It is anticipated that the Combined Company will generate over $200 million of pro forma cash in 2021. The Combined Company will target growth to $3 billion+ in revenue in 2025, including acquisitions, organic growth and new products. In addition, the Combined Company will seek to develop new revenue streams by expanding its combined digital and technology products portfolios.

The Transaction Agreement also includes several minority protection rights and corporate governance protections, including:
•
Three Continuing Independent Directors. Three individuals who currently serve as independent directors of MDC (the “Continuing Independent Directors”) will serve as directors on the board of directors of the Combined Company (the “Combined Company Board”) and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions. Mr. Penn will continue as a director and Stagwell has the right, pursuant to the Transaction Agreement, to nominate four directors (and Stagwell has informed MDC that it expects to nominate at least two independent directors) and an affiliate of Goldman Sachs & Co. LLC will have the right to nominate one director to serve on the Combined Company Board.

•
Continuing Independent Directors will Comprise Audit Committee. The Combined Company’s audit committee will be comprised exclusively of the Continuing Independent Directors.

•
Restrictions on Related Party Transactions. During the period following the Proposed Transactions for so long as (i) Stagwell beneficially owns more than 10% of the then-issued and outstanding voting securities of the Combined Company, (ii) Stagwell has nominated directors constituting a majority of the Combined Company Board, or (iii) Stagwell has the contractual right to appoint a majority of the Combined Company Board (the “Restricted Period”), the Transaction Agreement generally will prohibit the Combined Company from entering into certain related party transactions without the approval of a majority of the independent directors serving on the Combined Company Board.

•
“Majority of the Minority” Voting Rights. During the Restricted Period, the Transaction Agreement will further generally prohibit the Combined Company from entering into any proposed business combinations involving Stagwell or its affiliates without (A) the approval of the Combined Company stockholders representing a “majority of the minority” of the voting power of the Combined Company and (B) the creation of a special committee of independent directors with authority similar to that of the MDC Special Committee.

At the Meeting, you will be asked to consider and approve six proposals (the “Proposals”):
•
Proposal 1: the approval of the Redomiciliation (the “Redomiciliation Proposal”);

•
Proposal 2: the approval of each of the Proposed Transactions, other than the Redomiciliation (the “Business Combination Proposal”), including the following:

The MDC Reorganization.   Following the Redomiciliation, MDC Delaware will merge with one of its indirect wholly-owned subsidiaries (the “MDC Merger”), with MDC Delaware (from and after the MDC Merger, “OpCo”) surviving as a direct subsidiary of a newly-formed, NASDAQ-listed Delaware Corporation (“New MDC”). Following the MDC Merger, OpCo will convert into a limited liability company (together with the MDC Merger, the “MDC Reorganization”) that will hold MDC’s operating assets.
The Contributions.   At the closing of the Proposed Transactions, Stagwell will contribute (i) the issued and outstanding equity interest of Stagwell Marketing Group Holdings LLC, the direct or indirect owner of the Stagwell Subject Entities other than SMGH, to OpCo in exchange for 216,250,000 common membership interests of OpCo (the “Stagwell OpCo Units”), and (ii) an aggregate amount of cash equal to $100 in to New MDC in exchange for 216,250,000 shares of a new Class C series of voting-only common stock of New MDC (the “Stagwell Issuance”).
•
Proposal 3: the granting of the proxy in relation to the common shares of MDC Delaware (the “MDC Delaware Common Shares”) and Series 6 convertible preference shares of MDC Delaware (the “MDC Delaware Series 6 Shares”) to be held by such MDC Canada Shareholder immediately following the consummation of the Redomiciliation, as applicable to each of MDC and The Stagwell Group LLC (each in such capacity, a “Proxyholder”) whereby each Proxyholder, acting singly, with respect to and on behalf of the holders of MDC Delaware Common Shares and the MDC Delaware Series 6 Shares that voted in favor of this proposal, may vote in favor of, or consent to, the approval and adoption of the Transaction Agreement and the Proposed Transactions, including the MDC Reorganization (collectively, the “MDC Delaware Consent”), which MDC Delaware Proxy (A) shall survive until the earlier of (1) the termination of the Transaction Agreement in accordance with its terms and (2) the effectiveness of the MDC Delaware Consent and (B) with respect to MDC, shall be granted conditional on MDC, in its capacity as Proxyholder, irrevocably committing to vote such MDC Delaware Common Shares and MDC Delaware Series 6 Shares to approve and adopt the Transaction Agreement and the Proposed Transactions, including the MDC Reorganization (the “MDC Delaware Proxy Proposal”);

•
Proposal 4: in accordance with NASDAQ Listing Rule 5635, the approval of the issuance of the MDC Delaware Series 6 Shares, as described in Proposal 3 (the “Series 6 Supervoting Proposal”);

•
Proposal 5: in accordance with NASDAQ Listing Rule 5635, the Stagwell Issuance, as described in Proposal 2 (the “Stagwell Issuance Proposal”); and

•
Proposal 6: the non-binding advisory approval of the compensation that may be paid or become payable to MDC’s named executive officers in connection with the Proposed Transactions (the “Compensation Proposal”).

The Redomiciliation Proposal and the Business Combination Proposal are subject to approval by both (i) at least two-thirds of the total votes cast on such Proposals, and (ii) at least a “majority of the minority” of the votes cast by each class on such Proposals (i.e., a majority, excluding the votes of interested shareholders required to be excluded by applicable securities laws), and the consummation of each of the Proposals other than the Compensation Proposal (all such Proposals, collectively, the “Transaction Proposals”) is conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC will only effect the Proposed Transactions if the MDC Canada Shareholders approve each of the Transaction Proposals by the required threshold.
Acting upon the unanimous recommendation of the MDC Special Committee, the MDC Board (with the Interested Directors abstaining) unanimously recommends that the MDC Canada Shareholders vote “FOR” each of the Transaction Proposals. Additionally, the MDC Board (with the Interested Directors abstaining) unanimously recommends the MDC Canada Shareholders vote “FOR” the Compensation Proposal.
You are encouraged to read the accompanying document carefully. In particular, you should read the “Risk Factors” section beginning on page 50 of the accompanying proxy statement/prospectus for a discussion of the risks you should consider in evaluating the Proposed Transactions and how they will affect you.
Your vote is very important regardless of the number of MDC Canada Common Shares or preference shares of MDC Canada (collectively, the “MDC Canada Shares”) that you own.   Whether or not you expect to attend virtually, you should authorize a proxyholder to vote your MDC Canada Shares as promptly as possible so that your MDC Canada Shares may be represented and voted at the Meeting. Enclosed with this letter is the Notice of Special Meeting and Proxy Statement/Prospectus and a form of proxy or voting instruction form.
Due to the continuing public health impact of the novel coronavirus pandemic (COVID-19) and to support the health and well-being of our employees and shareholders, MDC Canada has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered holders of MDC Canada Common Shares and duly appointed proxyholders to listen to the Meeting, ask questions and receive answers online, and vote online at [       ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[        ]” (case-sensitive). Registered holders of MDC Canada Common Shares and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website. The vast majority of our shareholders vote in advance of the annual meeting by proxy using the various available voting channels, and these voting channels will continue to be available. We encourage shareholders to continue to vote in advance of the annual meeting by proxy.
Please submit your vote online, by phone, mail or fax by [           ] [a.m./p.m.] on [           ], 2021, to ensure your representation at the Meeting.
If you require assistance with voting your MDC Canada Shares, please contact MDC Canada’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, as follows:
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2
Call Toll-Free (within North America):
1-877-659-1821
Call Collect (outside North America):
1-416-867-2272
E-Mail:
contactus@kingsdaleadvisors.com

On behalf of MDC Canada, I would like to thank you for your continuing support.
Sincerely,
“Irwin D. Simon”
Irwin D. Simon
Lead Independent Director (Presiding Director) of MDC Partners Inc.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of MDC Partners Inc. (“MDC Canada”) of (i) the holders (the “MDC Canada Common Shareholders”) of Class A subordinate voting shares of MDC Canada (the “MDC Canada Class A Common Shares”) and Class B multiple voting shares of MDC Canada (the “MDC Canada Class B Common Shares” and, together with the MDC Canada Class A Common Shares, the “MDC Canada Common Shares”) and (ii) the holders (the “MDC Canada Preferred Shareholders”, and together with the MDC Canada Common Shareholders, the “MDC Canada Shareholders”) of MDC Canada Series 4 convertible preference shares (the “MDC Canada Series 4 Shares”) and MDC Canada Series 6 convertible preference shares (the “MDC Canada Series 6 Shares” and, together with the MDC Canada Series 4 Shares, the “MDC Canada Preferred Shares” and the MDC Canada Common Shares together with the MDC Canada Preferred Shares, the “MDC Canada Shares”) will be held virtually at [    ] [a.m./p.m.] on [   ], 2021, or at any adjournment or postponement thereof, for the purpose of:
(a)
considering and approving the following six proposals (the “Proposals”) relating to a series of steps and transactions contemplated by the transaction agreement, dated as of December 21, 2020, by and among MDC Canada, Stagwell Media LP (“Stagwell”) and certain subsidiaries of MDC Canada (the “Transaction Agreement”):

i.
Proposal 1:   the approval of the redomiciliation (the “Redomiciliation”) of MDC Canada from the federal jurisdiction of Canada to the State of Delaware (from and after the Redomiciliation, “MDC Delaware”) (the “Redomiciliation Proposal”),

ii.
Proposal 2:   the approval of each of the Proposed Transactions (as defined below), other than the Redomiciliation (the “Business Combination Proposal”), including the following:

i.
The MDC Reorganization.   Following the Redomiciliation, MDC Delaware will merge with one of its indirect wholly-owned subsidiaries (the “MDC Merger”), with MDC Delaware (from and after the MDC Merger, “OpCo”) surviving as a direct subsidiary of a newly-formed, NASDAQ-listed Delaware corporation (“New MDC”). Following the MDC Merger, OpCo will convert into a limited liability company (together with the MDC Merger, the “MDC Reorganization”) that will hold MDC’s operating assets.

ii.
The Contributions.   At the closing of the Proposed Transactions, Stagwell will contribute (i) the issued and outstanding equity interest of Stagwell Marketing Group Holdings LLC (“SMGH”), the direct or indirect owner of the subsidiaries of Stagwell that own and operate a portfolio of marketing services companies (together with SMGH, the “Stagwell Subject Entities”), to OpCo in exchange for 216,250,000 common membership interests of OpCo (the “Stagwell OpCo Units”), and (ii) an aggregate amount of cash equal to $100 in to New MDC in exchange for 216,250,000 shares of a new Class C series of voting-only common stock of New MDC (the “Stagwell Issuance”) (the “Business Combination);

iii.
Proposal 3:   the granting of a proxy in relation to the common shares of MDC Delaware (the “MDC Delaware Common Shares”) and Series 6 convertible preference shares of MDC Delaware (the “MDC Delaware Series 6 Shares”) to be held by such MDC Canada Shareholder immediately following the consummation of the Redomiciliation, as applicable to each of MDC and The Stagwell Group LLC (each in such capacity, a “Proxyholder”) whereby each Proxyholder, acting singly, with respect to and on behalf of the holders of MDC Delaware Common Shares and the MDC Delaware Series 6 Shares that voted in favor of this proposal, may vote in favor of, or consent to, the approval and adoption of the Transaction Agreement and the Proposed Transactions, including the MDC Reorganization (collectively, the “MDC Delaware Consent”), which MDC Delaware Proxy (A) shall survive until the earlier of (1) the termination of the Transaction Agreement in accordance with its terms and (2) the effectiveness of the MDC Delaware Consent and (B) with respect to MDC, shall be granted conditional on MDC, in its capacity as Proxyholder, irrevocably committing to vote such MDC Delaware Common Shares and MDC Delaware Series 6 Shares to approve and adopt the Transaction Agreement and the Proposed Transactions, including the MDC Reorganization (the “MDC Delaware Proxy Proposal”);

iv.
Proposal 4:   in accordance with NASDAQ Listing Rule 5635, the approval of the issuance of the MDC Delaware Series 6 Shares, as described in Proposal 3 (the “Series 6 Supervoting Proposal”);

v.
Proposal 5:   in accordance with NASDAQ Listing Rule 5635, the Stagwell Issuance, as described in Proposal 2 (the “Stagwell Issuance Proposal”); and

vi.
Proposal 6:   the non-binding advisory approval of the compensation that may be paid or become payable to MDC’s named executive officers in connection with the Proposed Transactions (the “Compensation Proposal”).

The Redomiciliation, the Business Combination, and a series of related transactions are referred to herein as the “Proposed Transactions,” and the combined company shall be referred to herein as the “Combined Company”. The Redomiciliation Proposal, the MDC Delaware Proxy Proposal, the Business Combination Proposal, the Series 6 Supervoting Proposal, and the Stagwell Issuance Proposal are collectively referred to herein as the “Transaction Proposals.” The consummation of each Transaction Proposal is -conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC Canada will only effect a particular Transaction Proposal if the MDC Canada Shareholders approve all of the other Transaction Proposals. For the avoidance of doubt, the Transaction Proposals are not conditioned on approval of the Compensation Proposal.
This notice of special meeting of MDC Canada Shareholders (the “Notice of Special Meeting”) and the accompanying proxy statement/prospectus (the “Proxy Statement/Prospectus”) are available on MDC Canada’s website at www.mdc-partners.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.
The special resolutions approving the Redomiciliation and the Business Combination must each be approved by the affirmative vote of (i) at least two-thirds of the votes cast on the Redomiciliation Proposal and the Business Combination Proposal, respectively, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on the Redomiciliation Proposal and the Business Combination Proposal, respectively, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions, with each class of MDC Canada Shares voting separately as a class (other than the MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, which shall vote together as a single class). The affirmative vote of MDC Canada Shareholders who will own a majority of the voting power of the outstanding shares of MDC Delaware Common Shares and MDC Delaware Series 6 Shares, voting together as a single class, following the Redomiciliation is required to approve the MDC Delaware Proxy Proposal. The affirmative vote of a majority of the votes cast on the Series 6 Supervoting Proposal, the Stagwell Issuance Proposal and the Compensation Proposal by the holders of MDC Canada Common Shares, voting together as a single class, is required to approve the Series 6 Supervoting Proposal, the Stagwell Issuance Proposal and the Compensation Proposal, respectively.
The board of directors of MDC Canada (the “MDC Board”) unanimously (other than Mark Penn, Charlene Barshefsky and Bradley Gross, who abstained from voting on or participating in any deliberations with respect to the Proposed Transactions) recommends that MDC Canada Shareholders vote FOR each of the Transaction Proposals and the Compensation Proposal.
The MDC Board has fixed the close of business on [           ], 2021 as the record date for determining MDC Canada Shareholders who are entitled to attend and vote at the Meeting (the “Record Date”). Only MDC Canada Shareholders whose names have been entered in the applicable registers of MDC Canada Shareholders, as of the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.
MDC Canada Shareholders are encouraged to complete, sign and return the enclosed form of proxy. To be valid, proxies must be received by the MDC Canada’s transfer agent, AST Trust Company (Canada), Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, by fax 1-866-781-3111 (toll-free North America) or 416-368-2502, by e-mail at proxyvote@astfinancial.com, by internet voting at www.astvotemyproxy.com, or by telephone voting at 1-888-489-5760 no later than [           ] [a.m./p.m.]

on [           ], 2021 or, if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturday, Sunday and statutory holidays in Canada and the U.S.) before the time of the adjourned or postponed Meeting. Notwithstanding the foregoing, the Chairman of the Meeting has the discretion to accept proxies received after such deadline and the time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.
If you are a beneficial (non-registered) holder of MDC Canada Shares and receive these materials through a broker, bank, trust company or other intermediary or nominee, you must provide your voting instructions or complete, sign and return the voting instruction form in accordance with the instructions provided by your broker, bank, trust company or other intermediary or nominee.
MDC Canada Shareholders who are planning to return the form of proxy or voting instruction form are encouraged to review the Proxy Statement/Prospectus carefully before submitting such form.
Due to the continuing public health impact of the novel coronavirus pandemic (COVID-19) and to support the health and well-being of our employees and shareholders, MDC Canada has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions online, and vote online at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website.
Registered MDC Canada Shareholders who wish to dissent must strictly comply with the dissent procedures prescribed by the Canada Business Corporations Act (the “CBCA”). An MDC Canada Shareholder’s right to dissent is more particularly described in the Proxy Statement/Prospectus under the heading “Dissenters’ and Appraisal Rights — Dissenters’ Rights”. A copy of the text of Section 190 of the CBCA is set forth in Exhibit O to the Proxy Statement/Prospectus. It is strongly suggested that any MDC Canada Shareholder wishing to dissent seek independent legal advice, as the failure to strictly comply with the requirements set forth in Section 190(1) of the CBCA, may result in the loss of any right of dissent.
Persons who are beneficial owners of MDC Canada Shares registered in the name of a broker, bank, trust company or other intermediary or nominee who wish to dissent should be aware that only registered MDC Canada Shareholders are entitled to dissent. Accordingly, a beneficial owner of MDC Canada Shares desiring to exercise this right must make arrangements for the MDC Canada Shares beneficially owned by such MDC Canada Shareholder to be registered in the MDC Canada Shareholder’s name prior to the time the dissent notice is required to be received by MDC Canada, or, alternatively, make arrangements for the registered holder of such MDC Canada Shares to dissent on the MDC Canada Shareholder’s behalf. MDC Canada Shareholders that vote in favor of the Transaction Proposals will not be entitled to dissent rights but the failure of an MDC Canada Shareholder to vote against the Transaction Proposals will not constitute a waiver of such MDC Canada Shareholder’s dissent rights and a vote against the Transaction Proposals will not be deemed to satisfy notice requirements under the CBCA with respect to dissent rights.
If you have any questions about the information contained in this Notice of Special Meeting and the accompanying Proxy Statement/Prospectus or require assistance in voting your MDC Canada Shares, please contact MDC Canada’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, as follows:

130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2
Call Toll-Free (within North America):
1-877-659-1821
Call Collect (outside North America):
1-416-867-2272
E-Mail:
contactus@kingsdaleadvisors.com
DATED at [           ], 2021
On behalf of MDC Canada, I would like to thank you for your continuing support.
Sincerely,
“Irwin D. Simon”
Irwin D. Simon
Lead Independent Director (Presiding Director) of MDC Partners Inc.

ADDITIONAL INFORMATION
The Company files annual, quarterly and current reports, proxy statements and other business and financial information with the U.S. Securities and Exchange Commission (the “SEC”) on the SEC’s Electronic Document Gathering and Retrieval System and with the applicable members of the Canadian Securities Administrators on the System for Electronic Document Analysis and Retrieval (“SEDAR”). Financial information about the Company is provided in its annual consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019 and accompanying management’s discussion and analysis (“MD&A”) for the year ended December 31, 2019, the Company’s unaudited consolidated financial statements for the three months ended March 31, 2020 and accompanying MD&A for the three months ended March 31, 2020, both recasted in the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2020, in the Company’s unaudited consolidated financial statements for the six months ended June 30, 2020 and accompanying MD&A for the six months ended June 30, 2020 and in the Company’s unaudited consolidated financial statements for the nine months ended September 30, 2020 and accompanying MD&A for the nine months ended September 30, 2020. The Company files reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. Such information is also available under the Company’s profile on SEDAR at www.sedar.com. You can also obtain these documents, free of charge, from the Company at www.mdc-partners.com/investors. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, the Proxy Statement/Prospectus.
In addition to the information set forth in the Proxy Statement/Prospectus, SEC rules and Canadian securities laws allow MDC to “incorporate by reference” information into the Proxy Statement/Prospectus, which means that MDC can disclose important information to you by referring you to another document filed separately with the SEC and the Canadian Securities Administrators. You may read and copy the documents incorporated by reference at the websites mentioned above. Statements contained in the Proxy Statement/Prospectus as to the contents of any contract or other documents referred to in the Proxy Statement/Prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document incorporated herein by reference or attached hereto as an exhibit.
This Proxy Statement/Prospectus incorporates important business and financial information about the Company from documents that are not attached to this Proxy Statement/Prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this Proxy Statement, including copies of financial statements and MD&A, free of charge by requesting them in writing or by telephone from the Company or from its strategic shareholder advisor and proxy solicitation agent at the following addresses and telephone numbers:
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2
Call Toll-Free (within North America):
1-877-659-1821
Call Collect (outside North America):
1-416-867-2272
E-Mail:
contactus@kingsdaleadvisors.com
If you would like to request any documents, please do so by [           ], 2021 in order to receive them before the Meeting.
For a more detailed description of the information incorporated by reference into the Proxy Statement/Prospectus and how you may obtain it, see “Where You Can Find More Information”.

i

v

INFORMATION CONTAINED IN PROXY STATEMENT/PROSPECTUS
This Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the SEC, constitutes a prospectus under the U.S. Securities Act with respect to the shares of the Company. This Proxy Statement/Prospectus also constitutes a notice of meeting with respect to the Meeting.
You should rely only on the information contained in, or incorporated by reference into, this Proxy Statement/Prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated [           ], 2021, and you should assume that the information contained in this Proxy Statement/Prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this Proxy Statement/Prospectus is only accurate as of the date of such information.
This Proxy Statement/Prospectus does not constitute an offer to sell, buy or exchange or a solicitation of an offer to sell, buy or exchange any securities, or the solicitation of any vote, proxy or approval, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.
Management is soliciting proxies of all MDC Canada Shareholders primarily by mail and electronic means, supplemented by telephone or other contact by employees of the Company (who will receive no additional compensation), and all such costs will be borne by the Company. The Company has also retained Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent (“Kingsdale”) to assist in the solicitation of proxies. The Company will reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of MDC Canada Shares and obtaining their proxies.
This Proxy Statement/Prospectus and proxy-related materials are being sent to all MDC Canada Shareholders. The Company does not send proxy-related materials directly to beneficial (non-registered) MDC Canada Shareholders and is not relying on the notice-and-access provisions of applicable securities laws for delivery of proxy-related materials to MDC Canada Shareholders. The Company will deliver proxy-related materials to nominees, custodians and fiduciaries, and they will be asked to promptly forward them to the beneficial (non-registered) MDC Canada Shareholders. The Company will reimburse such nominees, custodians and fiduciaries for their expenses in sending proxy-related materials to the beneficial (non-registered) MDC Canada Shareholders and obtaining their proxies. If you are a beneficial (non-registered) MDC Canada Shareholder, your nominee should send you a voting instruction form or form of proxy with this Proxy Statement/Prospectus. The Company has also elected to pay for the delivery of our proxy-related materials to objecting beneficial (non-registered) MDC Canada Shareholders.
MDC Canada Shareholders should not construe the contents of this Proxy Statement/Prospectus as legal, tax or financial advice and should consult with their own legal, tax, financial and other professional advisors.
If you have any questions about the information contained in this Proxy Statement/Prospectus or require assistance in voting your MDC Canada Shares, please contact Kingsdale Advisors by telephone at 1-877-659-1821 (toll-free in North America) or at 1-416-867-2272 (collect outside North America) or by e-mail at contactus@kingsdaleadvisors.com.
Except where the context otherwise requires or where otherwise indicated, references to “MDC”, “MDC Canada”, the “Company” “we”, “us” and “our” in this Proxy Statement/Prospectus refer to MDC Partners Inc. and its consolidated subsidiaries.
Notice Regarding Tax Consequences of Redomiciliation
MDC Canada Shareholders should be aware that the Redomiciliation, and the holding and disposition of Combined Company Shares, may have tax consequences in Canada, the U.S. and/or in the jurisdictions in which the MDC Canada Shareholders are resident which may not be described fully herein. The tax consequences to such MDC Canada Shareholders of the Redomiciliation and of holding and disposing of Combined Company

Shares is dependent on their individual circumstances, including (but not limited to) their jurisdiction of residence. It is recommended that MDC Canada Shareholders consult their own tax advisors in this regard.
Except where otherwise indicated, references to “dollars”, “US$”, or “$” are to U.S. dollars, and any references to “C$” are to Canadian dollars.
Currency and Exchange Rates
The following table shows, for the periods and dates indicated, certain information regarding the Canadian dollar-to-U.S. dollar exchange rate. The information is based on the Bank of Canada’s closing Canadian dollar-to-U.S. dollar exchange rate. Such exchange rate on January 22, 2021 was US$1.00 = C$1.2716.
Year ended December 31, (C$ per US$)	Period End	Average(1)	Low	High
2020	1.2732	1.3415	1.2718	1.4496
2019	1.2988	1.3269	1.2988	1.3600
2018	1.3642	1.2957	1.2128	1.3642

Note:
(1)
The average of the daily exchange rates during the relevant period, as published by the Bank of Canada each business day by 4:30 ET.

Except as otherwise stated, in this Proxy Statement/Prospectus, all dollar amounts are expressed in United States dollars.
Defined Terms
This Proxy Statement/Prospectus contains defined terms. For a glossary of defined terms used herein, see “Glossary”.

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTIONS AND THE MEETING
The following questions and answers are intended to briefly address some commonly asked questions regarding the Proposed Transactions and the Meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the Proposed Transactions, you should carefully read this entire Proxy Statement/Prospectus, including the attached exhibits, as well as the documents that have been incorporated by reference into this Proxy Statement/Prospectus. For more information, see the section entitled “Information Contained in Proxy Statement/Prospectus”. Capitalized terms used but not otherwise defined in the questions and answers set forth below have the meanings set forth under the heading “Glossary”.
Q:
What are the Proposed Transactions?

A:
On December 21, 2020, the Company and Stagwell Media LP (“Stagwell Media” or “Stagwell”) entered into a transaction agreement (the “Transaction Agreement”), providing for among other things, the combination (the “Business Combination”) of the Company with the subsidiaries of Stagwell that own and operate a portfolio of marketing services companies (the “Stagwell Subject Entities”). Through a series of steps and transactions (collectively, the “Proposed Transactions”), including the transactions contemplated by the Goldman Letter Agreement, the redomiciliation (the “Redomiciliation”) of MDC to a Delaware corporation (from and after the domestication, “MDC Delaware”) and the merger of MDC Delaware with one of its indirect wholly owned subsidiaries (the “MDC Merger”), MDC Delaware will become a direct subsidiary (from and after the merger, “OpCo”) of a newly-formed, Delaware-organized, NASDAQ-listed corporation (“New MDC”). Following the MDC Merger, OpCo will convert into a limited liability company (together with the MDC Merger, the “MDC Reorganization”) that will hold MDC’s operating assets. Following the MDC Reorganization, Stagwell will contribute (i) the issued and outstanding equity interest of Stagwell Marketing Group Holdings LLC (“SMGH”), the direct or indirect owner of the Stagwell Subject Entities other than SMGH (the “Stagwell OpCo Contribution”), to OpCo in exchange for 216,250,000 common membership interests of OpCo (the “Stagwell OpCo Units”), and (ii) an aggregate amount of cash equal to $100 (the “Stagwell New MDC Contribution” and, together with the Stagwell OpCo Contribution, the “Stagwell Contributions”) to New MDC in exchange for shares of a new Class C series of voting-only common stock of New MDC equal in number to the Stagwell OpCo Units (the “Stagwell Class C Shares”). From and after the Stagwell Contributions, New MDC shall be referred to herein as the “Combined Company”.

Following the completion of the Proposed Transactions, the Combined Company will be a Delaware incorporated corporation organized in an umbrella partnership-C corporation (or “Up-C”) structure, in which all of the assets and business of MDC and assets and businesses contributed by Stagwell in the Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be the common units and preferred units of OpCo.
On a pro forma basis (and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC), following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect certain restructuring transactions consisting of (i) the acquisition of certain outstanding equity interests of non-wholly owned Stagwell Subject Entities and (ii) the termination of certain equity-based or equity-related awards issued pursuant to Stagwell Subject Entity incentive plans (collectively, the “Stagwell Restructuring”) prior to the Closing.

As of the close of business on [           ], 2021, Stagwell held approximately [      ]% of the MDC Canada Class A Common Shares. Thus, in the aggregate (i.e., including the MDC Canada Class A Common Shares that Stagwell beneficially held as of [           ], 2021 as well as the Stagwell OpCo Units and Stagwell Class C Shares), following the completion of the Proposed Transactions, Stagwell will hold approximately [      ]% of the common equity of the Combined Company, and it is anticipated that holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares as of [           ], 2021, excluding Stagwell, will receive Combined Company Class A Common Shares and Class B Common Shares equal to approximately [      ]% of the common equity of the Combined Company.
Each of the Proposed Transactions is described in more detail below.
Redomiciliation
As part of the Proposed Transactions, the Company is proposing to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware pursuant to a “continuance” effected in accordance with Section 188 of the CBCA and a concurrent “domestication” effected in accordance with Section 388 of the DGCL.
Following the Redomiciliation, each MDC Canada Class A Common Share, each MDC Canada Class B Common Share, each MDC Canada Series 4 Share and each MDC Canada Series 6 Share, in each case held by a non-dissenting holder, will remain outstanding as a MDC Delaware Class A Common Share, a MDC Delaware Class B Common Share, a MDC Delaware Series 4 Share or an MDC Delaware Series 6 Share, respectively. Each registered MDC Canada Shareholder who dissents will have the right to be paid fair value by the Company for all, but not less than all, of the MDC Canada Shares beneficially owned by such holder in accordance with the CBCA, provided that the holder strictly complies with the dissent procedures with respect to the Transaction Proposals and the Proposed Transactions become effective. See “Dissenters’ and Appraisal Rights”.
In addition, the certificate of incorporation of MDC Delaware (the “MDC Delaware Certificate of Incorporation”) shall authorize a new class of common stock: the Class C common stock, no par value.
New MDC Corporate Conversion and MDC Merger
At least two business days following the completion of the Redomiciliation, New MDC while it is a wholly-owned subsidiary of MDC Delaware will convert into a Delaware corporation (the “New MDC Corporate Conversion”) pursuant to a certificate of conversion. In connection with the New MDC Corporate Conversion, New MDC shall adopt the Combined Company Certificate of Incorporation and Combined Company Bylaws, in the forms attached as Exhibits A and B, respectively, of this Proxy Statement/Prospectus.
Immediately following the New MDC Corporate Conversion, the Company proposes that MDC Merger Sub 1 LLC (“Merger Sub”), a wholly owned subsidiary of New MDC that was formed solely for the purpose of consummating the Proposed Transactions and that does not have any assets or operations, shall merge with and into MDC Delaware, with MDC Delaware continuing as the surviving corporation (the “Surviving Corporation”), which will then immediately convert into a Delaware limited liability company as described below. The Surviving Corporation will be a direct wholly owned subsidiary of New MDC. Following the MDC Merger, New MDC will replace MDC Delaware as the publicly-traded company in which MDC Canada Shareholders will own their interests.
Following the New MDC Corporate Conversion and MDC Merger, each MDC Delaware Class A Common Share, each MDC Delaware Class B Common Share, each MDC Delaware Series 4 Share and each MDC Delaware Series 6 Share, in each case held by a non-dissenting holder, will be converted into the right to receive a New MDC Class A Common Share, a New MDC Class B Common Share, a New MDC Series 4 Share or New MDC Series 6 Share, respectively.
MDC Delaware LLC Conversion
In order to effect the Stagwell Contributions and facilitate the Combined Company’s “Up-C” structure, as part of the MDC Reorganization, once it is a wholly-owned subsidiary of New MDC, the Surviving

Corporation will convert into a Delaware limited liability company (the “MDC Delaware LLC Conversion”, and the Surviving Corporation, from and after the conversion, “OpCo”) by filing a certificate of conversion with the Secretary of State of Delaware. Pursuant to the MDC Delaware LLC Conversion, all of the outstanding shares of the Surviving Corporation (then owned by New MDC) shall be converted into membership interests of OpCo comprised of (i) a number of Series 4 convertible preferred membership interests of OpCo (the “OpCo Series 4 Preferred Units”) corresponding to the number of outstanding New MDC Series 4 Shares, (ii) a number of Series 6 convertible preferred membership interests of OpCo (the “OpCo Series 6 Preferred Units” and, together with the OpCo Series 4 Preferred Units, the “OpCo Preferred Units”) corresponding to the number of outstanding New MDC Series 6 Shares, and (iii) a number of common membership interests of OpCo (the “OpCo Common Units” and, together with the OpCo Preferred Units, the “OpCo Units”) corresponding to the number of outstanding New MDC Common Shares, each at the time of the MDC Delaware LLC Conversion (and for the avoidance of doubt, excluding any Combined Company Class C Common Shares to be issued in exchange for the Stagwell New MDC Contribution).
Stagwell Contributions
At least one business day following the MDC Reorganization, at the closing of the Proposed Transactions (the “Closing”), Stagwell will make the (i) Stagwell OpCo Contribution in exchange for the Stagwell OpCo Units, and (ii) the Stagwell New MDC Contribution in exchange for the Stagwell Class C Shares. In addition to the MDC Canada Class A Common Shares and MDC Canada Series 6 Shares that Stagwell currently owns, the Stagwell OpCo Units will represent Stagwell’s economic investment in the Combined Company. The Stagwell Class C Shares will not represent any economic interest in the Combined Company and will solely represent voting interests in the Combined Company. Each Stagwell Class C Share will be entitled to one vote. As further described and subject to certain limitations as described herein under “Certain Agreements Related to the Business Combination — A&R OpCo LLC Agreement,” each Stagwell OpCo Unit, together with a Combined Company Class C Common Share, will be convertible into a Combined Company Class A Common Share.
Following the Proposed Transactions, the Combined Company will be organized in an Up-C structure, in which all of the assets and business of MDC and assets and businesses contributed by Stagwell in the Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be common units and preferred units of OpCo.
Additionally, prior to, in connection with, and in some cases following the Proposed Transactions, New MDC, MDC and OpCo, respectively, intend to engage in certain restructuring transactions to, among other things, facilitate changes to the group’s internal financing structure, and create a holding company structure under OpCo, whereby all of the subsidiaries of the Combined Company that are treated as corporations for U.S. tax purposes would be held through a single corporate holding company.
Q:   What is Stagwell?
Stagwell Media was founded in 2015 by Mark Penn. Mr. Penn is a limited partner and has served as managing partner of Stagwell since its inception. Stagwell Marketing Group LLC (“Stagwell Marketing”) is a Delaware limited liability company that was formed on March 9, 2017 and was formed to hold the previously existing interests of Stagwell Media in its portfolio of marketing services companies. Stagwell Marketing is governed by the terms and conditions of a limited liability agreement effective as of the same date. Stagwell Media owns all of the equity interests of Stagwell Marketing through SMGH.
Stagwell Media is the direct or indirect owner of Stagwell Marketing and the Stagwell subsidiaries that own and operate a portfolio of marketing services companies representing the assets and businesses that will be contributed by Stagwell in the Proposed Transactions pursuant to the Stagwell OpCo Contribution, which are referred to in this Proxy Statement/Prospectus as the “Stagwell Subject Entities”.
Stagwell is an independent, full-service, technology-driven marketing and communications group at the crossroads of the art and science of creativity. Stagwell excels at offering clients simplicity and speed of execution. The Stagwell companies have over 3,700 employees operating in more than 20 countries across North America, Asia, Europe and South America.
The Stagwell Group LLC (the “GP” or the “Stagwell Group”) is the general partner of Stagwell Media. Stagwell Media owns (i) 100% of SMGH, the direct or indirect owner of the Stagwell Subject Entities other than SMGH, and (ii) 14,285,714 MDC Canada Class A Common Shares and all of the 50,000 outstanding MDC Canada Series 6 Shares indirectly through its 100% ownership of Stagwell Agency Holdings LLC (“Stagwell Holdings” and the shares, the “SAH MDC Interests”). The GP is the manager of SMGH and Stagwell Holdings.
All current employees of the GP and/or Stagwell Media (other than any necessary to carry out activities solely related to the management of Stagwell Media) (the “Stagwell Corporate Employees”) are expected to become employees of the Combined Company. Certain of the Stagwell Corporate Employees may become executive officers of the Combined Company upon the completion of the Proposed Transactions. Following the Proposed Transaction, none of the Stagwell Corporate Employees will receive any compensation or other entitlement in connection with their employment with the GP and/or Stagwell Media other than in respect of previously issued “carried interests”, which entitle the holders to a certain share of distributions from Stagwell Media under certain circumstances.
Mark Penn is President and Managing Partner (the “Manager”) of the GP and owns an approximately 3% interest in Stagwell Media. Mr. Penn is also Chairman and Chief Executive Officer of MDC. In connection with the Proposed Transactions, Mr. Penn is expected to (i) remain Chairman and Chief Executive Officer of the Combined Company, (ii) remain the Manager and (iii) in respect of his MDC Incentive Awards, have certain entitlements as described in “The Proposed Transactions — Interests of MDC’s Directors and Executive Officers in the Proposed Transactions — Treatment of MDC Incentive Awards”. Mr. Penn may also, through his ownership interest in Stagwell Media, receive a portion of (a) the Stagwell Distribution, which is not expected to exceed $1 million, as described in “The Proposed Transactions — Interests of MDC’s Directors and Executive Officers in the Proposed Transactions — Stagwell Distribution”, and (b) the payments to be made by the Combined Company to Stagwell under the Tax Receivables Agreement, as described in “The Proposed Transactions — Interests of MDC’s Directors and Executive Officers in the Proposed Transactions — Tax Receivables Agreement Payments”.
For more information about Stagwell and the Stagwell Subject Entities, please see the sections entitled, “Risk Factors — Risks Related to Stagwell,” “Stagwell Business,” “Management’s Discussion of Financial Condition and Results of Operations of the Stagwell Subject Entities,” and “Quantitative and Qualitative Disclosures about Market Risk of Stagwell.”
Q:
What will MDC Canada Shareholders own following the Proposed Transactions?

A:
If you are a current, non-dissenting holder of MDC Canada Common Shares or MDC Canada Preferred Shares, in connection with the Proposed Transactions you will receive:

•
for each MDC Canada Class A Common Share, one Combined Company Class A Common Share,

•
for each MDC Canada Class B Common Share, one Combined Company Class B Common Share,

•
for each MDC Canada Series 4 Share, one Combined Company Series 4 Share, and

•
for each MDC Canada Series 6 Share, one Combined Company Series 6 Share.

As a result of differences between Delaware law and the CBCA, there will be differences between your rights as a stockholder of the Combined Company under Delaware law and your current rights as a shareholder of MDC Canada under the CBCA. In addition, there are differences between the organizational documents of MDC Canada and the Combined Company. These differences are discussed in detail under “Comparison of Stockholder Rights”. Also refer to “Description of MDC Delaware and the Combined Company Capital Stock” for a description of the Combined Company Shares. The Combined Company Certificate of Incorporation and Combined Company Bylaws, in the

form substantially as they will be in effect upon completion of the Proposed Transactions, are attached as Exhibits A and B, respectively, of this Proxy Statement/Prospectus.
The MDC Delaware Class A Common Shares will be listed on NASDAQ from and after the MDC Merger.
On a pro forma basis (and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC), following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions, will be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.
As of the close of business on [           ], 2021, Stagwell held approximately [      ]% of the MDC Canada Class A Common Shares. Thus, in the aggregate (i.e., including the MDC Canada Class A Common Shares that Stagwell beneficially held as of [           ], 2021 as well as the Stagwell OpCo Units and Stagwell Class C Shares), following the completion of the Proposed Transactions, Stagwell will hold approximately [      ]% of the common equity of the Combined Company, and is anticipated that holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares as of [           ], 2021, excluding Stagwell, will receive Combined Company Class A Common Shares and Class B Common Shares equal to approximately [      ]% of the common equity of the Combined Company.
Q:
What is the Combined Company?

A:
The Combined Company was formed as a Delaware limited liability company and a wholly owned subsidiary of MDC in order to effect the Proposed Transactions. Following the Redomiciliation, New MDC will convert into a Delaware corporation, and following the MDC Merger will be the successor public company registrant to MDC Delaware. Following the Closing, the Combined Company will be the manager and own approximately 26% of the common units of OpCo, which in turn will own the operating subsidiaries of MDC and Stagwell. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.

Q:
Why is MDC proposing to enter into the Proposed Transactions?

A:
MDC Canada believes that the Proposed Transactions will provide a number of significant strategic benefits and opportunities that will be in the best interests of MDC and the MDC Canada Shareholders. To review the reasons for the Proposed Transactions in greater detail, see “The Proposed Transactions — MDC’s Reasons for the Proposed Transactions;Recommendation of the MDC Special Committee and the MDC Board” beginning on page 131.

Q:
Who will be the directors and executive officers of the Company following the Proposed Transactions?

A:
Following the completion of the Proposed Transactions, the Combined Company Board of Directors (the “Combined Company Board”) will consist of nine members, including Mr. Mark Penn. Three individuals currently serving as independent directors of MDC will serve as directors on the Combined Company Board and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions; Mr. Penn will continue as a director as well as the Combined Company’s Chief Executive Officer. Stagwell will be entitled to designate four directors and has informed MDC that it expects to nominate at least two independent directors. An affiliate of Goldman Sachs will be entitled to designate one director to serve on the Combined Company Board. The directors and officers of the Combined Company will be identified prior to the Closing. See “Information Concerning the Combined Company — Directors and Officers of the Company”.
Q:
Why am I receiving this Notice of Special Meeting and Proxy Statement/Prospectus?

A:
You are receiving this Notice of Special Meeting and Proxy Statement/Prospectus because you are a MDC Canada Shareholder as of the Record Date. You are entitled to vote for the Transaction Proposals at the Meeting to be held virtually on [                 ], 2021, or at any adjournment or postponement thereof.

This Proxy Statement/Prospectus, which you should read carefully, contains important information about the Proposed Transactions and how to vote at the Meeting.
Q:
When and where will the Meeting be held?

A:
The Meeting will be held virtually at [           ] [a.m./p.m.] on [                 ], 2021, or at any adjournment or postponement thereof.

Due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our employees and shareholders, the Company has decided that the Meeting will be held solely by means of remote communication as a virtual meeting.
Q:
How do I ask questions at the Meeting?

A:
A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions and receive answers online, and vote online at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website.

Q:
What am I being asked to vote on?

A:
In connection with the Proposed Transactions, MDC Canada Shareholders are being asked to vote on six proposals (the “Proposals”):

•
Proposal 1: the consummation of the Redomiciliation (the “Redomiciliation Proposal”);

•
Proposal 2: the consummation of each of the Proposed Transactions, other than the Redomiciliation (the “Business Combination Proposal”);

•
Proposal 3: the granting of the MDC Delaware Proxy (the “MDC Delaware Proxy Proposal”);

•
Proposal 4: in accordance with NASDAQ Listing Rule 5635, the approval of the issuance of the MDC Delaware Series 6 Shares (the “Series 6 Supervoting Proposal”);

•
Proposal 5: in accordance with NASDAQ Listing Rule 5635, the Stagwell Issuance (the “Stagwell Issuance Proposal”); and

•
Proposal 6: the non-binding advisory approval of the compensation that may be paid or become payable to MDC’s named executive officers in connection with the Proposed Transactions (the “Compensation Proposal”).

The Redomiciliation Proposal, the MDC Delaware Proxy Proposal, the Business Combination Proposal, the Series 6 Supervoting Proposal, and the Stagwell Issuance Proposal are collectively referred to as the “Transaction Proposals”. The consummation of each Transaction Proposal is conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC will only effect a particular Transaction Proposal if the MDC Canada Shareholders approve all of the other Transaction Proposals. For the avoidance of doubt, the Transaction Proposals are not conditioned on approval of the Compensation Proposal.
Q:
Why am I being asked to approve the MDC Delaware Proxy Proposal and the Series 6 Supervoting Proposal?

A:
Upon the Redomiciliation, MDC will become a Delaware corporation. To effect the adoption of the Transaction Agreement under Delaware law, the board of directors of MDC Delaware (as a Delaware corporation) must approve and declare advisable the Transaction Agreement and recommend the adoption of the Transaction Agreement by the MDC Delaware stockholders. The stockholders of MDC Delaware, representing at least a majority of the voting power of the outstanding stock entitled to vote thereon, must then adopt the Transaction Agreement. Because the Company is unable to guarantee that, as of the date of this Proxy Statement/Prospectus, a majority of the voting power of the outstanding stock of MDC Canada entitled to vote will be sufficient to adopt the Transaction Agreement (at such time, as stockholders of MDC Delaware), the Company is asking that (i) the MDC Canada Common Shareholders and Company Series 6 Shareholders grant the MDC Delaware Proxy and (ii) the MDC Canada Common Shareholders approve the issuance of the MDC Delaware Series 6 Shares. If both such Proposals are approved, it ensures that either Proxyholder, acting singly, may adopt the Transaction Agreement by executing a written consent voting the MDC Delaware Common Shares and MDC Delaware Series 6 Shares subject to the MDC Delaware Proxy in favor of the adoption of the Transaction Agreement.

For the avoidance of doubt, these rights are being granted so that the holders of the Series 6 shares can approve the steps necessary to complete the Business Combination Proposal and, upon consummation of the MDC Reorganization, the New MDC Series 6 Shares shall not be entitled to any voting rights, except as required by the DGCL.
Q:
What stockholder approvals are required in connection with the Proposed Transactions?

A:
The following stockholder approvals are required:

•
The Redomiciliation Proposal: The affirmative vote of (i) at least two-thirds of the votes cast on the Redomiciliation Proposal, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on the Redomiciliation Proposal, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, with each class of MDC Canada Shares voting separately as a class, are required to approve the Redomiciliation Proposal (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class) (both of such voting thresholds in (i) and (ii) above are the “Special Approval Thresholds”).

•
The Business Combination Proposal: The affirmative vote of MDC Canada Shareholders meeting or exceeding the Special Approval Thresholds is required to approve the Business Combination Proposal.

•
The MDC Delaware Proxy Proposal: The affirmative vote of MDC Canada Shareholders who will own a majority of the voting power of the outstanding shares of MDC Delaware Common Shares and MDC Delaware Series 6 Shares, voting together as a single class, following the Redomiciliation are required to approve the MDC Delaware Proxy Proposal.

•
The Series 6 Supervoting Proposal: The affirmative vote of a majority of the votes cast on the Series 6 Supervoting Proposal by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Series 6 Supervoting Proposal.

•
The Stagwell Issuance Proposal: The affirmative vote of a majority of the votes cast on the Stagwell Issuance Proposal by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Stagwell Issuance Proposal.

•
The Compensation Proposal: The affirmative vote of a majority of the votes cast on the Compensation Proposal by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Compensation Proposal.

The approvals of the Redomiciliation Proposal, the MDC Delaware Proxy Proposal, the Business Combination Proposal, the Series 6 Supervoting Proposal, and the Stagwell Issuance Proposal are referred to as the “Required Shareholder Approvals”.
Q:
Will the Company consummate the Proposed Transactions if some, but not all, of the Transaction Proposals are approved?

A:
No. The consummation of each Transaction Proposal is conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC will only effect a particular Transaction Proposal if the MDC Canada Shareholders approve all of the other Transaction Proposals. For the avoidance of doubt, the Transaction Proposals are not conditioned on approval of the Compensation Proposal.

Q:
What were the MDC Special Committee’s reasons for recommending that the MDC Board approve the Transaction Agreement and the Proposed Transactions?

A:
In evaluating the Proposed Transactions, the Transaction Agreement and the Ancillary Agreements, and in reaching its determinations and making its recommendations, the MDC Special Committee consulted with the Disinterested Senior Executives and its legal and financial advisors, and gave careful consideration to the current and expected future financial position of MDC and all terms of the Transaction Agreement and the Ancillary Agreements.

The MDC Special Committee considered a number of factors including, among others, the following:
•
Moelis Opinion. The MDC Special Committee retained Moelis as its financial advisor in respect of, among other things, the Proposed Transactions, including with respect to the negotiation of a potential transaction with Stagwell. Moelis delivered an oral opinion (which was subsequently confirmed in writing) to the MDC Special Committee that, as of December 21, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the Moelis Opinion, the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions was fair, from a financial point of view, to the holders of MDC Canada Common Shares (other than the Interested Shareholders).

•
Canaccord Genuity Opinion and Formal Valuation. The MDC Special Committee received an independent formal valuation required to be obtained in connection with the Proposed Transactions pursuant to MI 61-101, along with a fairness opinion that, as of December 21, 2020 and based upon and subject to the qualifications, limitations and assumptions set forth therein and such other matters as Canaccord Genuity considered relevant, (i) the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), with such opinion assuming, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares; (ii) the fair market value of the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (iii) the fair market value of the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion.

•
Transaction Agreement. The MDC Special Committee reviewed and negotiated the proposed Transaction Agreement and Ancillary Agreements and considered the independent legal advice of DLA Piper and such other matters as the MDC Special Committee deemed necessary or advisable in order to provide a recommendation to the MDC Board in respect of the Transaction Agreement and the Proposed Transactions.

•
Prior MDC Strategic Review and Public Nature of the Stagwell Proposal. The MDC Special Committee considered the fact that prior to receipt of the Stagwell Proposal, the Company had recently conducted a robust and comprehensive strategic review process that took place over approximately seven months and involved outreach by the Company’s financial advisors at the time to not less than 34 third parties, which process resulted in no final or binding offers for an acquisition of, or investment in, the Company from any party other than Stagwell. Relatedly, the MDC Special Committee also considered the fact that following Stagwell’s public announcement of its proposal on June 26, 2020, putting other potential third-party bidders on notice of a possible transaction, no third-party had come forward during the approximately six-month period after publication of the Stagwell Proposal and prior to entry into the Transaction Agreement on December 21, 2020 to make a competing offer, and that as a result, it was unlikely that a competing proposal was likely to be made on terms as attractive as those negotiated with Stagwell.
•
Previous Stagwell Strategic Review and Stagwell’s Communicated Position to Not Support Alternative Transaction. In connection with Stagwell’s exploration of strategic alternatives in 2019 (the “Stagwell 2019 Sale Process”), only one participant had expressed an interest in a transaction involving MDC and the 2019 Special Committee determined not to proceed to negotiations with such participant. The lack of interested bidders in these prior exchanges led the MDC Special Committee to conclude that it was unlikely that a competing proposal was likely to be made on terms as attractive as those negotiated with Stagwell. The MDC Special Committee also noted Stagwell’s statement in the Stagwell Proposal that Stagwell, in its capacity as an existing holder of MDC Canada Shares, was not prepared to support, consent to or vote in favor of an alternative transaction by the Company, including an alternative business combination or sale transaction..

For further discussion of the Moelis Opinion and the Canaccord Genuity Opinion and Formal Valuation, see “The Proposed Transactions — Opinion of Moelis” and “The Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation,” respectively.
In addition to the deliberations and review noted above, the MDC Special Committee discussed certain matters with the Disinterested Senior Executives and other members of the MDC Board, as well as its financial and legal advisors, and considered a number of factors (not in any relative order of importance) that supported the MDC Special Committee’s determination and recommendation in favor of the Proposed Transactions, including:
•
Shareholder Approval and Protection of Minority Interest: The Proposed Transactions are conditioned on receipt of the Required Shareholder Approvals. The Required Shareholder Approvals are protective of the rights of the MDC Canada Shareholders. The Redomiciliation Proposal and Business Combination Proposal require the affirmative vote of (i) at least two-thirds of the votes cast on such proposals, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on such proposals, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, with each class of MDC Canada Shares voting separately as a class.

•
Corporate Governance Protections. The Transaction Agreement contains various corporate governance provisions that provided protections for the MDC Canada Shareholders, including:

•
The Continuing Independent Directors will serve as directors on the Combined Company Board and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions.

•
The Combined Company’s audit committee will be comprised exclusively of the Continuing Independent Directors.

•
During the Restricted Period, the Transaction Agreement generally will prohibit the Combined Company from entering into (i) certain related party transactions without the approval of a majority of the independent directors serving on the Combined Company Board and (ii) any proposed business combinations involving Stagwell or its affiliates without (A) the approval of Combined Company Shareholders representing a “majority of the minority” of the voting power of the Combined Company and (B) the creation of a special committee of independent directors with authority similar to that of the MDC Special Committee.

•
Alternative Proposal. The Transaction Agreement does not prevent a third party from making an unsolicited Alternative Proposal, and subject to compliance with the terms of the Transaction Agreement, at any time prior to receipt of the Required Shareholder Approvals, each of the MDC Special Committee and the MDC Board is not precluded from considering and responding to an unsolicited Alternative Proposal that the MDC Special Committee or the MDC Board, as applicable, determines in its good faith judgment, after consultation with its financial advisor and outside legal counsel, is or is reasonably likely to lead to a Superior Proposal, as further described under “The Transaction Agreement.”

•
Goldman Letter Agreement. On December 21, 2020, MDC and BSPI entered into the Goldman Letter Agreement, pursuant to which, among other things, BSPI consented to the Proposed Transactions and agreed to vote its MDC Canada Series 4 Shares in favor of the Transaction Proposals, subject to entry with MDC into a definitive agreement reflecting revised terms of MDC’s issued and outstanding MDC Canada Series 4 Shares.

•
Consent by Holders of Senior Notes: On December 21, 2020, MDC entered into separate consent and support agreements with holders of more than 50% of the aggregate principal amount of the Senior Notes.

•
Limited conditions and requirements for completion of the Proposed Transactions. The obligation of Stagwell to complete the Proposed Transactions is subject to a limited number of conditions, which the MDC Special Committee believes are reasonable under the circumstances.

•
Dissent Rights. Registered MDC Canada Shareholders who do not vote in favor of the Redomiciliation Proposal will have the right to exercise Dissent Rights and be paid fair value by MDC for all, but not less than all, of the MDC Canada Shares beneficially owned by each such registered MDC Canada Shareholder pursuant to the proper exercise of Dissent Rights in accordance with the CBCA. See “Dissenters’ and Appraisal Rights — Dissenters’ Rights.”

•
Appraisal Rights. Appraisal rights will be available to holders of MDC Canada Class B Common Shares and MDC Canada Preferred Shares in connection with the MDC Merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. See “Dissenters’ and Appraisal Rights — Appraisal Rights.”

•
Additional Factors: The MDC Special Committee also considered the following additional factors (i) the Stagwell 2019 Sale Process and the MDC Board and MDC Special Committee’s broader consideration of strategic alternatives in 2018 and 2019, (ii) the historical stock prices of MDC and the business outlook, (iii) the extensive due diligence review of the businesses of the Stagwell Subject Entities, (iv) the negotiated increase in the pro forma ownership of the pre-transaction MDC Canada Shareholders from the initial terms of the Stagwell Proposal, (v) the consideration adjustment mechanisms relating to the Stagwell Restructuring and (vi) the negotiation of a lock-up period on Stagwell’s ability to effect a Paired Interest Exchange.

Q:
Does the MDC Board recommend that I vote FOR the Transaction Proposals and the Compensation Proposal?

A:
Yes. The MDC Board (other than Mark Penn (who abstained because he controls and has an ownership interest in Stagwell), Charlene Barshefsky (who abstained because she was initially nominated to the MDC Board by Stagwell) and Bradley Gross (who abstained because he is a Managing Director of Goldman Sachs) who abstained from voting on or participating in any deliberations with respect to the Proposed Transactions) unanimously, at its meeting on December 21, 2020, acting upon the unanimous recommendation of the MDC Special Committee, (i) determined that it is in the best interests of MDC and the MDC Canada Shareholders (other than Mark Penn, Stagwell, Goldman Sachs and their respective affiliates (other than MDC and its subsidiaries) (the “Interested Shareholders”)) to enter into the Transaction Agreement and consummate the Proposed Transactions, (ii) approved the execution, delivery and performance by MDC of the Transaction Agreement and the A&R OpCo Operating Agreement, the Registration Rights Agreement, the Tax Receivables Agreement, the Information Rights Letter Agreement, (the “Related Agreements”) the Goldman Letter Agreement, and the Stagwell Letter Agreement (together with the Related Agreements, the “Ancillary Agreements”) and the

consummation of the Proposed Transactions and (iii) resolved to recommend that the MDC Canada Shareholders vote for the Proposals.
Acting upon the unanimous recommendation of the MDC Special Committee, the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross (collectively, the “Interested Directors”), who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) recommends that the MDC Canada Shareholders vote their MDC Canada Shares:
•
FOR the Redomiciliation Proposal;

•
FOR the Business Combination Proposal;

•
FOR the MDC Delaware Proxy Proposal;

•
FOR the Series 6 Supervoting Proposal;

•
FOR the Stagwell Issuance Proposal; and

Additionally, the MDC Board (with the Interested Directors abstaining) recommends the MDC Canada Shareholders vote their MDC Canada Shares:
•
FOR the Compensation Proposal.

Q:
Are there conditions to the consummation of the Proposed Transactions?

A:
Yes. Consummation of the Proposed Transactions is subject to a number of conditions, including:

•
The receipt of the Required Shareholder Approvals;

•
The expiration or termination of any waiting period applicable to the Proposed Transactions under applicable antitrust or competition laws in the United States;

•
The satisfaction or deemed satisfaction of the Minister of Canadian Heritage under the Investment Canada Act that the Proposed Transactions are likely to be of “net benefit to Canada” for purposes of the Investment Canada Act;

•
The approval for listing on NASDAQ of the Combined Company Class A Common Shares;

•
The termination of the MDC Credit Agreement;

•
The consents and waivers set forth in the Goldman Letter Agreement and the Stagwell Letter Agreement (each as defined below) not having been rescinded or modified and remaining in full force and effect;

•
the absence since the date of the Transaction Agreement of any fact, circumstance, occurrence, event, development, change or condition that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect (as defined under “The Transaction Agreement — Representations and Warranties”) on MDC or Stagwell; and

•
other customary conditions.

For a description of the material conditions precedent to the Proposed Transactions, see “The Transaction Agreement — Description of the Transaction Agreement — Conditions to Completion of the Proposed Transactions.”
Q:
When will the Proposed Transactions be consummated?

A:
The Company currently expects that the Proposed Transactions will be consummated in the first half of 2021, subject to the conditions described above and the other conditions set out in the Transaction Agreement. The Company cannot predict, however, the actual dates on which the Proposed Transactions will be consummated, or whether they will be consummated, because the Proposed Transactions are subject to factors beyond the Company’s and Stagwell’s control, including whether or when the required regulatory approvals will be received. See “The Transaction Agreement — Description of the Transaction Agreement — Completion of the Proposed Transactions.”

Q:
What happens if the Proposed Transactions are not consummated?

A:
If the Proposed Transactions are not consummated, the Redomiciliation will not occur, the Stagwell Contributions will not occur and the MDC Canada Shareholders will not receive any Combined Company Shares. Instead, MDC and Stagwell will remain independent companies and the MDC Canada Class A Common Shares will continue to be listed and traded on NASDAQ. Under specified circumstances, MDC may be required to pay to Stagwell a fee with respect to the termination of the Transaction Agreement, as described under “The Transaction Agreement — Termination of the Transaction Agreement; Termination Fee.”

Q:
How will the directors and executive officers of the Company vote?

A:
The directors and executive officers of the Company are in favor of the Proposed Transactions and are expected to vote FOR the Transaction Proposals and the Compensation Proposal. The MDC Canada Shares held by Mark Penn and Bradley Gross, each a director of the Company, will be excluded from the “majority of the minority” (disinterested MDC Canada Shareholders) votes for each class of MDC Canada Share required under MI 61-101 to approve the Redomiciliation Proposal and the Business Combination Proposal (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class).

As of the close of business on [           ], 2021, the directors and executive officers of the Company had the right to vote approximately (i) [      ] MDC Canada Class A Common Shares, representing approximately [      ]% of the MDC Canada Class A Common Shares then issued and outstanding and entitled to vote at the Meeting, (ii) [      ] MDC Canada Class B Common Shares, representing approximately [      ]% of the MDC Canada Class B Common Shares then issued and outstanding and entitled to vote at the Meeting, (iii) [      ] MDC Canada Series 4 Shares, representing approximately [      ]% of the MDC Canada Series 4 Shares then issued and outstanding and entitled to vote at the Meeting, and (iv) [      ] MDC Canada Series 6 Shares, representing approximately [      ]% of the MDC Canada Series 6 Shares then issued and outstanding and entitled to vote at the Meeting.
Mark Penn directly holds 602,500 MDC Canada Class A Common Shares, of which 577,500 are shares of unvested restricted stock that are not scheduled to vest until December 31, 2022 subject to achievement of financial performance targets and continued employment. The Stagwell Group directly holds 115,000 MDC Canada Class A Common Shares. Stagwell Agency Holdings LLC (“Stagwell Holdings”) directly holds 14,285,714 MDC Canada Class A Common Shares. The Stagwell Group is the manager of Stagwell Holdings, and Mark Penn controls and has an ownership interest in The Stagwell Group; thus, without taking into account any conversion of the MDC Canada Series 6 Shares, Mark Penn is deemed to control an aggregate of the votes attached to 14,425,714 MDC Canada Class A Common Shares representing approximately [           ]% of the MDC Canada Class A Common Shares then issued and outstanding and entitled to vote at the Meeting. In addition, Stagwell Holdings holds all of the 50,000 issued and outstanding MDC Canada Series 6 Shares. The aggregate liquidation preference of the MDC Canada Series 6 Shares at December 31, 2020 was $57,651,257, subject to an 8% accretion, compounded quarterly until March 14, 2024. The current conversion price is $5.00 per MDC Canada Series 6 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 6 Shares held by Stagwell Holdings would be convertible into 11,530,251 MDC Canada Class A Common Shares. However, MDC Canada Series 6 Shares are not convertible into MDC Canada Class A Common Shares to the extent that, upon conversion into MDC Canada Class A Common Shares, the holder thereof and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the MDC Canada Class A Common Shares issuable thereupon.
Bradley Gross is a Managing Director of Goldman Sachs & Co. LLC (“Goldman Sachs”), which exercises the authority of Broad Street Principal Investments, L.L.C. (“BSPI”). BSPI holds all of the

95,000 issued and outstanding MDC Canada Series 4 Shares. The aggregate liquidation preference of the MDC Canada Series 4 Shares at December 31, 2020 was $128,539,399, subject to an 8% accretion, compounded quarterly until March 7, 2022. The current conversion price is $7.42 per MDC Canada Series 4 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 4 Shares held by BSPI would be convertible into 17,323,369 MDC Canada Class A Common Shares. However, MDC Canada Series 4 Shares are not convertible into MDC Canada Class A Common Shares to the extent that, upon conversion into MDC Canada Class A Common Shares, the holder thereof and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the Common Class A Common Shares issuable thereupon.
Following the Closing, it is anticipated that the Combined Company Series 4 Shares will be cancelled and replaced on a one-to-one basis with Series 8 preferred shares of the Combined Company (the “Combined Company Series 8 Shares”). The terms of the Combined Company Series 8 Shares are expected to be the same as those of the Combined Company Series 4 Shares, except that (i) the conversion price will be reduced to $5.00, (ii) the accretion rate will be 8.00% and from and after March 7, 2022 through March 14, 2024, the accretion rate will be 6.00%, and from and after March 15, 2024, the accretion rate will be 0% per annum and the base liquidation preference per convertible preference share will not increase during any period subsequent to March 14, 2024, and (iii) the holders of a majority of the Combined Company Series 8 Shares must approve (A) an increase or decrease in the number of authorized shares of a class or series having rights or privileged equal or superior to the Combined Company Series 8 Shares, (B) an exchange, replacement, reclassification or cancellation of all or part of the Combined Company Series 8 Shares, (C) an amendment, alteration, change, or repeal of any of the rights or privileges of the Combined Company Series 8 Shares or any series or shares having rights or privileges equal or superior to the Combined Company Series 8 Shares, (D) the creation or authorization of a new class or series of shares having rights or privileges equal to or superior to the Combined Company Series 8 Shares, (E) any constraint on the issuance, transferability, or ownership of the Combined Company Series 8 Shares, or (F) any of the foregoing with respect to the Series 8 preferred units of OpCo.
Q:
Will the Combined Company Class A Common Shares be listed on an exchange?

A:
Yes. The Combined Company Class A Common Shares will be listed on NASDAQ.

Q:
Who is the transfer agent for MDC Canada Common Shares and the exchange agent for the Proposed Transactions?

A:
AST Trust Company (Canada) (“AST”) is the transfer agent for MDC Canada Common Shares and will be the exchange agent for the Proposed Transactions.

Q:
If the Proposed Transactions are approved, do I have to take any action to transfer my MDC Canada Shares and receive New MDC Canada Shares?

A:
Yes. Each MDC Canada Class A Common Share, MDC Canada Class B Common Share, MDC Canada Series 4 Share and MDC Canada Series 6 Share issued and outstanding immediately prior to the Redomiciliation Effective Date will for all purposes be deemed to be one issued and outstanding, fully paid and nonassessable MDC Delaware Class A Common Share, MDC Delaware Class B Common Share, MDC Delaware Series 4 Share and MDC Delaware Series 6 Share, respectively, without any action required on the part of the Company or the holders thereof. Any stock certificate that, immediately prior to the Effective Date, represented a MDC Canada Class A Common Share, MDC Canada Class B Common Share, MDC Canada Series 4 Share or MDC Canada Series 6 Share, will, from and after the Redomiciliation, automatically and without the necessity of presenting the same for exchange, represent one MDC Delaware Class A Common Share, MDC Delaware Class B Common Share, MDC Delaware Series 4 Share and MDC Delaware Series 6 Share, respectively.

Following the Redomiciliation, upon effectiveness of the MDC Reorganization, your MDC Delaware Shares will be converted into the right to receive New MDC Canada Shares that will be issued to you in uncertificated book-entry form. MDC Canada and MDC Delaware share certificates outstanding immediately prior to the effective time of the MDC Reorganization will no longer be evidence of title of MDC Canada Shares or MDC Delaware Shares represented by such certificates, and following the MDC Reorganization, will only represent the right to receive a corresponding number of uncertificated book-entry shares of New MDC. Our transfer agent, AST, will request that you return such stock certificates for cancellation, together with a properly completed and executed letter of transmittal, in exchange for shares of New MDC following completion of the MDC Reorganization. MDC Canada Shares or MDC Delaware Shares held in “street name” through a bank, broker, custodian or other nominee will be automatically exchanged for uncertificated book-entry shares of New MDC without any action required on the part of the beneficial holder of such ordinary shares.

Q:
What is the effect of the Proposed Transactions on the Company Debt?

A:
In connection with the Proposed Transactions, the Company will (i) terminate the MDC Credit Agreement at or prior to the Closing and (ii) either (A) the amendments and waivers to the Debt Indenture contemplated by the Consent Solicitation will be operative or (B) the Senior Notes will have been refinanced with the proceeds of further notes, debt instruments or any other sources of funding that is sufficient to refinance in full, and satisfy, discharge or otherwise retire, the Senior Notes. At the Closing, it is anticipated that OpCo shall accede to the Stagwell Credit Agreements.

Q:
How will the Proposed Transactions affect the public disclosure the Company provides to its shareholders?

A:
Upon completion of the Proposed Transactions, the Combined Company will be subject to the same reporting requirements of the SEC, the mandates of the Sarbanes-Oxley Act and the applicable corporate governance rules of NASDAQ as the Company was before the Proposed Transactions. The Combined Company will be required to file periodic reports with the SEC on Forms 10-K, 10-Q and 8-K and comply with the proxy rules applicable to domestic issuers, as currently required of the Company. The Combined Company will also continue to be a reporting issuer in each of the provinces of Canada where the Company is currently a reporting issuer. In accordance with applicable Canadian securities laws, and consistent with current practice of the Company, following the Proposed Transactions the Combined Company will continue to file with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act in order to meet its Canadian continuous disclosure obligations and will continue to comply with all other applicable Canadian provincial securities laws. As a result, of Stagwell and its affiliates controlling a majority of the voting power of the Combined Company’s outstanding voting capital stock following the completion of the Proposed Transactions, the Combined Company will be a “controlled company” under NASDAQ rules. As a controlled company, the Combined Company will be exempt from certain NASDAQ corporate governance requirements. While the Company does not expect the Combined Company to rely on any of these exemptions, the Combined Company will be entitled to do so for as long as it will be considered a “controlled company.” See “Risk Factors — Risks Relating to the Combined Company after Completion of the Proposed Transactions — Following the completion of the Proposed Transactions, the Combined Company will be a “controlled company” under NASDAQ rules.”

Q:
What happens to outstanding MDC Incentive Awards in connection with the Proposed Transactions?

A:
Following the completion of the Proposed Transactions, each holder of MDC Incentive Awards will hold the same number of MDC Incentive Awards as the number of MDC Incentive Awards such holder held immediately prior to the Redomiciliation Effective Time, except that the security referenced under or issuable upon exercise or settlement of each such Combined Company Incentive Award will be Combined Company Common Shares (or, as applicable, the cash equivalent) rather than MDC Canada Common Shares (or, as applicable, the cash equivalent). Except for the foregoing, following the completion of the Proposed Transactions, each MDC Incentive Award will continue to be governed by the same terms and conditions as were applicable to such MDC Incentive Award immediately prior to the Redomiciliation Effective Time.

For a more complete description of the treatment of the MDC Incentive Awards held by MDC’s directors and executive officers in connection with the Proposed Transactions, see “The Proposed Transactions — Interests of MDC’s Directors and Executive Officers in the Proposed Transactions” beginning on page 200 of this Proxy Statement/Prospectus.
Q:
Are there risks associated with the Proposed Transactions?

A:
Yes. The material risks and uncertainties associated with the Proposed Transactions are discussed in the section entitled “Risk Factors” beginning on page 50 and the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 76. Those risks include, among others, the possibility that the Proposed Transactions may not be completed, the possibility that MDC may fail to realize the anticipated benefits of the Proposed Transactions, the risk that the Redomiciliation may give rise to significant Canadian corporate tax, the uncertainty that MDC will be able to integrate Stagwell successfully and the risk that the Combined Company will be required to make substantial payments pursuant to the Tax Receivables Agreement and such payments may make the Combined Company a less attractive target to potential acquirers due to the amounts that would be payable to Stagwell in change of control transactions pursuant to the Tax Receivables Agreement.

Q:
What are the material income tax consequences of the Proposed Transactions to MDC Canada Shareholders?

A:
The following are the material income tax consequences:

Canadian Federal Income Tax Considerations for MDC Canada Shareholders
MDC Canada does not anticipate that the Proposed Transactions should result in tax, for Canadian federal income tax purposes, to MDC Canada Common Shareholders (other than those who exercise Dissent Rights or elect to recognize a gain on the MDC Merger), as further described under the heading “Certain Canadian Federal Income Tax Considerations For MDC Canada Shareholders”.
Resident Holders are strongly urged to review the section below entitled “Certain Canadian Federal Income Tax Considerations For MDC Canada Shareholders” and to consult with their own tax advisors regarding the Canadian income tax treatment of the Proposed Transactions to them in their particular circumstances, as well as the tax consequences to them of the ownership and disposition of Combined Company Shares following completion of the Proposed Transactions.
U.S. Federal Income Tax Considerations for MDC Canada Shareholders
The Proposed Transactions, and specifically, the Redomiciliation, may trigger U.S. federal income tax for U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”). In general, subject to the potential application of the PFIC rules (as described in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders — U.S. Tax Consequences of the Redomiciliation to U.S. Holders — Passive Foreign Investment Company Status”), U.S. Holders who own MDC Canada Shares with a fair market value of at least $50,000 at the time of the Redomiciliation will be taxed on the built-in gain (if any) in their MDC Canada Shares (unless they elect to include the “all earnings and profits amount”). See “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” below for more information regarding certain U.S. federal income tax considerations relevant to such U.S. Holders and the election described above. Notwithstanding the above, special rules apply to 10% U.S. Shareholders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”). 10% U.S. Shareholders should consult their own tax advisors regarding the U.S. federal and other applicable tax consequences of the Proposed Transactions to them in light of their particular circumstances.
Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”) generally should not be subject to U.S. federal income tax in respect of the Proposed Transactions, unless they have certain connections to the United States (see “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” below for more information). However, depending on their particular circumstances (including their jurisdiction of fiscal residence), Non-U.S. Holders may be subject to non-U.S. taxes in respect of the Proposed Transactions.
The brief U.S. tax summary provided above is qualified in its entirety by the section “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” below, which provides a summary of the principal U.S. federal income tax considerations generally relevant to (a) U.S. Holders and Non-U.S. Holders participating in the Proposed Transactions, and (b) the ownership and disposition of Combined Company Shares received pursuant to the Proposed Transactions. MDC Canada Shareholders are urged to consult with and rely on their own tax advisors to determine the particular tax consequences to them of the Proposed Transactions as well as the tax consequences of the ownership and disposition of Combined Company Shares received pursuant to the Proposed Transactions.
Q:
What are the corporate tax consequences of the Proposed Transactions?

A:
The following are the corporate tax consequences:

Canadian Federal Income Tax Considerations
The Redomiciliation will cause the Company to cease to be resident in Canada for purposes of the Canadian Tax Act and as a result the Company’s taxation year will be deemed to have ended immediately prior to the Redomiciliation. Immediately prior to this deemed year end, the Company will be deemed to have disposed of each of its properties for proceeds of disposition equal to the fair market value of such properties at that time and will be deemed to have reacquired such properties at a cost amount equal to that fair market value. The Company will be subject to income tax under Part I of the Canadian Tax Act on any income and net taxable capital gains which arise as a result of this deemed disposition (after the utilization of any available capital losses or non-capital losses).
The Company will also be subject to an additional “emigration tax” under Part XIV of the Canadian Tax Act on the amount, if any, by which the fair market value (immediately before the Company’s deemed year end resulting from the Redomiciliation), of all of its properties, exceeds the total amount of certain of its liabilities and the paid-up capital (determined for purposes of the emigration tax), of all the issued and outstanding shares of MDC Canada immediately before the deemed year end. This additional tax is generally payable at the rate of 25% but is expected to be reduced to 5% under the Canada-United States Tax Convention.
The quantum of Canadian federal income tax payable by the Company as a result of the Redomiciliation will depend upon a number of considerations including the fair market value of its properties, the amount of its liabilities, the Canada-U.S. dollar exchange rate, its shareholder composition, as well as certain Canadian tax attributes, accounts and balances of the Company, each as of the Redomiciliation Effective Time. Prior to the Redomiciliation Effective Time, there is no certainty that the fair market value of the properties of the Company will not increase, and there is no certainty that the estimated fair market value of the properties of the Company or the amounts of its relevant tax attributes will be accepted by Canadian federal tax authorities, which may result in additional taxes payable as a result of the Redomiciliation. Additionally, it is possible that valuations and implied valuations of the Company’s property are made available which may be relevant in assessing the potential Canadian tax costs of the Redomiciliation. As a result, the quantum of Canadian tax payable by the Company in connection with the Redomiciliation may significantly exceed the Company’s estimates that are reflected in the pro forma financial statements, i.e., approximately $21 million. For more information regarding the Company’s estimates of the Canadian tax payable and the underlying assumptions related thereto, see the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information”.
U.S. Federal Income Tax Considerations
The Redomiciliation should qualify as a “reorganization” under section 368(a) of the Internal Revenue Code. Specifically, the Redomiciliation should be treated, for U.S. federal income tax purposes, as if MDC Canada (i) transferred all of its assets and liabilities to a new U.S. corporation (MDC Delaware) in exchange for all of the outstanding stock of MDC Delaware and (ii) then distributed the stock of MDC Delaware that MDC Canada received in the transaction to the MDC Canada Shareholders in liquidation of MDC Canada. Additionally, the Company expects the Business Combination and formation of the Up-C structure to be treated as a deemed transfer by New MDC of its assets to OpCo and an assumption of New MDC’s liabilities by OpCo in a transaction intended to qualify as a contribution to OpCo in exchange for OpCo Common Units and OpCo Preferred Units under section 721 of the Code, and that Stagwell’s contributions of its businesses to OpCo is similarly intended to be subject to section 721 of the Code. U.S. tax rules relating to the formation and operation of partnerships are complex, and Certain elements of the partnership structure can be expected to give rise to corporate taxable income for the Combined Company if, for example, OpCo were to assume certain liabilities of the Combined Company that are unrelated to business operations and such assumption is treated for U.S. tax purposes as part of a sale transaction that includes the Proposed Transactions.
There can be no assurances that material additional adverse U.S. tax consequences will not result from the Proposed Transactions, and there can be no assurance that the Internal Revenue Service will agree with or not otherwise challenge the Company’s position on the tax treatment of the Proposed Transactions or of internal restructuring transactions or financing transactions undertaken prior to, after, or in connection with the Proposed Transactions, which could result in higher U.S. federal tax costs for the Combined Company than currently anticipated, including a reduction in the net operating loss carryforwards of Maxxcom Inc. (the direct or indirect owner of substantially all of MDC’s U.S. businesses).
The Company has not applied for a ruling related to the Proposed Transactions and does not intend to do so.
Q:
Who is entitled to vote at the Meeting?

A:
Only MDC Canada Shareholders of record at the close of business on [           ], 2021 (the “Record Date”), are entitled to notice of the Meeting and to vote thereat or at any adjournment or postponement thereof. As of the close of business on the Record Date, [      ] MDC Canada Class A Common Shares, [      ] MDC Canada Class B Common Shares, [      ] MDC Canada Series 4 Shares and [      ] MDC Canada Series 6 Shares were issued and outstanding.

Each (i) issued and outstanding MDC Canada Class A Common Share, MDC Canada Series 4 Share and MDC Canada Series 6 Share on the Record Date is entitled to one vote and (ii) each issued and outstanding MDC Canada Class B Common Share on the Record Date is entitled to twenty votes on the Special Approval Proposals.
Each (i) issued and outstanding MDC Canada Class A Common Share on the Record Date is entitled to one vote and (ii) each issued and outstanding MDC Canada Class B Common Share on the Record Date is entitled to twenty votes on the Ordinary Proposals.
Your vote is very important, regardless of the number of MDC Canada Shares that you own. Whether or not you expect to attend virtually, you should authorize a proxyholder to vote your MDC Canada Shares as promptly as possible so that your MDC Canada Shares may be represented and voted at the Meeting.
Q:
Are any MDC Canada Shareholders already committed to vote in favor of the Transaction Proposals?

A:
Yes. Stagwell Holdings, which held 100% of the MDC Canada Series 6 Shares as of [           ], 2021, entered into an agreement with MDC (the “Stagwell Letter Agreement”), pursuant to which, among other things, Stagwell Holdings has agreed to vote all of its MDC Canada Series 6 Shares in favor of the Transaction Proposals. The Stagwell Letter Agreement is attached as Exhibit D to this Proxy Statement/Prospectus.

BSPI, which held 100% of the MDC Canada Series 4 Shares as of [           ], 2021, entered into an agreement with MDC (the “Goldman Letter Agreement”), pursuant to which, among other things, BSPI has agreed to vote all of its MDC Canada Series 4 Shares in favor of the Transaction Proposals. The Goldman Letter Agreement is attached as Exhibit E to this Proxy Statement/Prospectus.

Q:
What is the quorum for the Meeting?

A:
In order for business to be conducted at the Meeting, a quorum must be present. A quorum for the transaction of business at the Meeting is not less than (i) 33 1/3% of the MDC Canada Common Shares, MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, together as a single class, and (ii) a majority of the MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, as separate classes, entitled to vote at the Meeting, represented either virtually or by proxy. If you submit a properly executed form of proxy, attached hereto as Exhibit F or vote by telephone or the Internet, you will be considered part of the quorum.

Q:
How do I vote my MDC Canada Shares?

A:
MDC Canada Common Shareholders whose MDC Canada Shares are registered in their names may vote in the following ways:

•
Internet: Visit www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number on the back of the proxy form.

•
Telephone: Call 1-888-489-5760 from a touch-tone phone and follow the voice instructions. You will need your 13-digit control number on the back of the proxy form. You cannot appoint a proxyholder via the telephone voting system.

•
Email: proxyvote@astfinancial.com.

•
Mail: Complete, sign and date your proxy form and return it in the business-reply envelope included in your package.

•
Fax: Complete, sign and date your proxy form and fax both sides of the proxy form to 1-866-781-3111 (toll free in North America) or 1-416-368-2502 (outside of North America).

•
Virtually: Attend the Meeting and vote virtually at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive).

If your MDC Canada Shares are not registered in your name, but are held in the name of a nominee (usually a broker, bank, trust company or other intermediary), you should have received a package of materials from your nominee and you should follow the instructions therein. In addition, beneficial MDC Canada Shareholders may be contacted by Kingsdale to conveniently vote directly over the telephone using Broadridge’s QuickVoteTM service. Beneficial MDC Canada Shareholders who wish to attend the Meeting virtually and indirectly vote their MDC Canada Shares may only do so as proxyholder for the registered MDC Canada Shareholder.
Due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our employees and shareholders, the Company has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions and receive answers online, and vote online at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website.
Q:
What is a proxy?

A:
A proxy is your legal designation of another person, referred to as a “proxyholder”, to vote your MDC Canada Shares. The document used to designate a proxyholder to vote your MDC Canada Shares is called a “form of proxy.” The “form of proxy” for the Transaction Proposals and the Compensation Proposal is attached hereto as Exhibit F. The form of the MDC Delaware Proxy is attached hereto as Exhibit C.

Q:
Can I appoint someone other than the person(s) designated by management of the Company to vote my MDC Canada Shares?

A:
Yes. If you are appointing a proxyholder other than the representatives of management of the Company whose names are on the proxy, YOU MUST return your proxy to AST Trust Company (Canada) (“AST”) AND register your proxyholder by contacting AST at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America), and provide AST with the required information for your proxyholder before proxy cut-off so that AST may provide the proxyholder with a Control Number. This Control Number will allow your proxyholder to log in to and vote at the Meeting online. WITHOUT A CONTROL NUMBER, YOUR PROXYHOLDER WILL NOT BE ABLE TO VOTE OR ASK QUESTIONS AT THE MEETING. THEY WILL ONLY BE ABLE TO ATTEND THE MEETING ONLINE AS A GUEST.

Registered MDC Canada Shareholders must also provide AST Trust Company (Canada) with their duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder. Legal proxies should be returned to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or e-mail to proxyvote@astfinancial.com and must be labeled “Legal Proxy”. In addition, YOU MUST contact AST by phone at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) before proxy cut-off so that AST may provide the proxyholder with a control number. This control number will allow you to log in and vote at the meeting. Without a control number you will only be able to log in to the meeting as a guest and will not be able to vote.
Q:
If I am not going to attend the Meeting, should I return my form of proxy or otherwise vote my MDC Canada Shares?

A:
Yes. Completing, signing, dating and returning the form of proxy by mail or fax, submitting a proxy by calling the toll-free number shown on the form of proxy or submitting a proxy by visiting the website shown on the form of proxy ensures that your MDC Canada Shares will be represented and voted at the Meeting, even if you otherwise do not attend.

Q:
What is the deadline to provide my proxy?

A:
To be valid your proxy must be received by our transfer agent, AST Trust Company (Canada) (“AST”), Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, by fax 1-866-781-3111 (toll-free North America) or 416-368-2502, by e-mail at proxyvote@astfinancial.com, by internet voting at www.astvotemyproxy.com, or by telephone voting at 1-888-489-5760 no later than [           ] [a.m./p.m.] on [           ], 2021 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the time of the adjourned or postponed Meeting.

The Company reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.
Q:
Can I change or revoke my vote?

A:
Yes. If your MDC Canada Shares are registered in your name, you can change or revoke a previously delivered vote in the following ways:

•
by written instrument executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at [           ], not later than [           ] [a.m./p.m.] on [           ], 2021 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the adjourned or postponed Meeting) or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

•
Submit a later-dated, new proxy card, which must be received by [           ] [a.m./p.m.] on [           ], 2021 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding

Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the adjourned or postponed Meeting), in which case only the later-dated proxy is counted and the earlier proxy is revoked.
•
Submit a proxy via the Internet or by telephone at a later date, which must be received by [           ] [a.m./p.m.] on [           ], 2021 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the adjourned or postponed Meeting), in which case only the later-dated proxy is counted and the earlier proxy is revoked.

•
Attend the Meeting and vote virtually; attendance at the Meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of MDC Canada Shares may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by requesting a proxy issued in their own name from such broker, bank or other nominee and voting virtually at the Meeting.
Q:
If my MDC Canada Shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:
No. If your MDC Canada Shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. Please check with your broker, bank or other nominee and follow the voting procedures provided by your broker, bank or other nominee on your voting instruction form.

You should instruct your broker, bank or other nominee how to vote your MDC Canada Shares. Under the rules applicable to broker-dealers, your broker, bank or other nominee does not have discretionary authority to vote your shares in respect of the Transaction Proposals. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy voting upon a matter or matters for which the applicable rules provide discretionary authority but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. The Company does not expect any broker non-votes at the Meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas the Transaction Proposals are considered non-routine. As a result, no broker will be permitted to vote your MDC Canada Shares at the Meeting with respect to the Transaction Proposals without receiving instructions.
Q:
What is householding and how does it affect me?

A:
The SEC permits companies to send a single set of proxy materials to any household at which two or more stockholders reside, unless contrary instructions have been received, but only if the applicable company provides advance notice and follows certain procedures. In such cases, each stockholder continues to receive a separate notice of the meeting and proxy card.

If you hold your MDC Canada Shares in “street name,” your bank, broker or other nominee may have instituted householding. If your household has multiple accounts holding MDC Canada Shares, you may have already received householding notification from your bank, broker or other nominee. Please contact your bank, broker or other nominee directly if you have any questions or require additional copies of this Proxy Statement/Prospectus. The broker will arrange for delivery of a separate copy of this Proxy Statement/Prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies. Not all banks, brokers or other nominees may offer the opportunity to permit beneficial owners to participate in householding. If you want to participate in householding and eliminate duplicate mailings in the future, you must contact your bank, broker or other nominee directly.
Q:
Who is making and paying for this proxy solicitation?

A:
The Company is making this proxy solicitation and will pay for all of the costs of soliciting these proxies. Its directors and certain of its employees may solicit proxies virtually, in person or by telephone, fax or email. The Company will pay these employees and directors no additional compensation for these services. The Company has retained the services of Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent to solicit proxies in Canada and the United States. The Company will deliver proxy-related materials to nominees, custodians and fiduciaries, and they will be asked to promptly forward them to the beneficial (non-registered) MDC Canada Shareholders. The Company will also reimburse such nominees, custodians and fiduciaries for their expenses in sending proxy-related materials to the beneficial (non-registered) MDC Canada Shareholders and obtaining their proxies.
Q:
Are MDC Canada Shareholders entitled to Dissent Rights?

A:
Dissent rights will be available to MDC Canada Shareholders only in connection with the Redomiciliation Proposal in accordance with the provisions under the CBCA. Registered holders of MDC Canada Shares are entitled to Dissent Rights only if they strictly follow the procedures specified in the CBCA. Persons who are beneficial owners of MDC Canada Shares registered in the name of an intermediary who wish to dissent should be aware that only registered MDC Canada Shareholders are entitled to Dissent Rights. Accordingly, a beneficial owner of MDC Canada Shares desiring to exercise this right must make arrangements for the MDC Canada Shares beneficially owned by such MDC Canada Shareholder to be registered in the MDC Canada Shareholder’s name prior to the time the Dissent Notice is required to be received by the Company, or, alternatively, make arrangements for the registered holder of such MDC Canada Shares to dissent on the MDC Canada Shareholder’s behalf. Registered MDC Canada Shareholders who dissent will have the right to be paid fair value by the Company for all, but not less than all, of the MDC Canada Shares beneficially owned by such holder in accordance with the CBCA, provided that the holder strictly complies with the dissent procedures with respect to the Redomiciliation Proposal and the Redomiciliation becomes effective. See “Dissenters’ and Appraisal Rights”.

If you wish to exercise Dissent Rights, you should review the requirements summarized in this Proxy Statement/Prospectus carefully and consult with your legal advisor. See “Dissenters’ and Appraisal Rights — Dissenters’ Rights”.
Q:
Are MDC Canada Shareholders entitled to appraisal rights?

A:
Appraisal rights will be available to holders of MDC Canada Class B Common Shares and MDC Canada Preferred Shares in connection with the MDC Merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. In order to preserve any appraisal rights that a MDC Canada Shareholder may have, in addition to otherwise complying with the applicable provisions of the DGCL, such MDC Canada Shareholder must not vote in favor of, or consent to, the MDC Delaware Proxy Proposal and must submit a written demand for appraisal in a timely manner in accordance with the applicable provisions of the DGCL.

To the extent appraisal rights are available under Delaware law, a MDC Canada Shareholder who properly seeks appraisal and strictly complies with the applicable requirements of the DGCL (a “Dissenting Delaware Stockholder”) will be entitled to receive a cash payment equal to the fair value of his, her or its MDC Delaware Class B Common Shares or MDC Delaware Preferred Shares in connection with the MDC Merger in lieu of the transaction consideration. The “fair value” of MDC Delaware Shares as determined by the Delaware Court of Chancery (the “Court”) could be more or less than, or the same as, the value of the consideration that a Dissenting Delaware Stockholder would otherwise be entitled to receive under the terms of the Transaction Agreement. To seek appraisal, an MDC Canada Shareholder must comply strictly with all of the procedures required under the DGCL, including delivering a written demand for appraisal to the Company in a timely manner, not voting in favor of, or consenting to, the MDC Merger Proposal and continuing to hold his, her or its shares through the Closing. Failure to comply strictly with all of the procedures required under the DGCL will result in the loss of appraisal rights.
For a further description of the appraisal rights available to MDC Canada Shareholders and the procedures required to exercise such appraisal rights, see “Appraisal Rights” and the provisions of

Section 262 of the DGCL that grant appraisal rights and govern such procedures, which are attached as Exhibit G to this Proxy Statement/Prospectus. If an MDC Canada Shareholder holds shares through a broker, bank or other nominee and the MDC Canada Shareholder wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s broker, bank or other nominee sufficiently in advance of the Meeting to permit such nominee to exercise appraisal rights on such stockholder’s behalf. In view of the complexity of Delaware law, MDC Canada Shareholders who may wish to pursue appraisal rights should promptly consult their legal and financial advisors.
Q:
Who can answer my questions?

A:
If you have any questions about the information contained in this Proxy Statement/Prospectus or require assistance in completing your form of proxy or voting instruction form, please contact: Kingsdale Advisors by telephone at 1-877-659-1821 (toll-free in North America) or at 1-416-867-2272 (collect outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

SUMMARY
The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Proxy Statement/Prospectus, including the exhibits hereto and the documents incorporated by reference herein. It is recommended that MDC Canada Shareholders read this Proxy Statement/Prospectus and consult with their own legal, tax, financial and other professional advisors with respect to the matters to be acted on at the Meeting. Capitalized terms used but not otherwise defined in this summary have the meanings set forth under the heading “Glossary”.
The Proposed Transactions
The terms and conditions of the Proposed Transactions are contained in the Transaction Agreement, which is attached to this Proxy Statement/Prospectus as Exhibit H. You should read the Transaction Agreement carefully as it is the legal document that governs the Proposed Transactions.
Overview
Through a series of steps and transactions, including the Redomiciliation and MDC Merger, OpCo will become a direct subsidiary of New MDC. Stagwell will make the Stagwell OpCo Contribution in exchange for the Stagwell OpCo Units and the Stagwell New MDC Contribution in exchange for the Stagwell Class C Shares. On a pro forma basis (and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC), following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.
Following the completion of the Proposed Transactions, the Combined Company will be a Delaware corporation organized in an Up-C structure, in which all of the assets and business of MDC and assets and businesses contributed by Stagwell in the Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be the common units and preferred units of OpCo.
Transaction Steps
Below is a step-by-step list illustrating the material steps involved in the Proposed Transactions. Each of these events, as well as any conditions to their consummation, is discussed in more detail elsewhere in this Proxy Statement/Prospectus.
•
Step 1: Redomiciliation: The Company shall change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware. The Company, following such Redomiciliation, is referred to herein as MDC Delaware. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — Redomiciliation”.

•
Step 2: New MDC Corporate Conversion: New MDC, a wholly-owned subsidiary of MDC Delaware, shall convert into a Delaware corporation. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — New MDC Corporate Conversion and MDC Merger”.

•
Step 3: MDC Merger: Merger Sub, a wholly owned subsidiary of New MDC, shall merge with and into MDC Delaware with MDC Delaware surviving the merger (and being referred to herein as the Surviving Corporation after the merger) and New MDC becoming the new publicly listed parent company. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — New MDC Corporate Conversion and MDC Merger”.

•
Step 4: MDC Delaware LLC Conversion: The Surviving Corporation, a wholly-owned subsidiary of New MDC, shall convert into a Delaware limited liability company referred to herein as OpCo. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — MDC Delaware LLC Conversion”.

•
Step 5: Stagwell Contributions: Stagwell shall make the Stagwell OpCo Contribution and the Stagwell New MDC Contribution in exchange for the Stagwell OpCo Units and the Stagwell Class C Shares, respectively. New MDC, following the Stagwell Contributions, is referred to herein as the Combined Company. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — Stagwell Contributions”.

Additionally, prior to, in connection with, and in some cases following the Proposed Transactions, New MDC, MDC and OpCo, respectively, intend to engage in certain restructuring transactions to, among other things, facilitate changes to the group’s internal financing structure and create a holding company structure under OpCo, whereby all of the subsidiaries of the Combined Company that are treated as corporations for U.S. tax purposes would be held through a single corporate holding company.
Structure Chart
MDC’s simplified corporate structure as of December 20, 2020 is reflected in the below diagram:

(1)
As of January 31, 2021. Includes 115,000 shares held directly by Stagwell Group LLC and 25,000 shares held directly by Mark Penn.

Following the completion of the Proposed Transactions, the Combined Company’s corporate structure would be as set forth in the below diagram:

(1)
As of January 31, 2021. Includes 115,000 shares held directly by Stagwell Group LLC and 25,000 shares held directly by Mark Penn.

(2)
Pursuant to the Goldman Letter Agreement, shortly after the completion of the Proposed Transactions, a portion of the Combined Company Series 4 Shares are expected to be redeemed for the Goldman Note, and the remainder are expected to be converted into new Combined Company Series 8 Shares.

The Parties to the Business Combination: MDC
MDC Partners Inc.
MDC Partners Inc.
One World Trade Center, Floor 65
New York, NY 10007
Telephone: (646) 429-1800
The Company is a leading global marketing and communications network, providing marketing and business solutions that realize the potential of combining data and creativity. Through its network of agencies, the Company delivers a broad range of client services, including global advertising and marketing, data analytics and insights, mobile and technology experiences, media buying, planning and optimization, direct marketing, database and customer relationship management, business consulting, sales promotion, corporate communications, market research, corporate identity, design and branding services, social media strategy and communications, product and service innovation, and e-commerce management.
New MDC LLC
New MDC LLC
One World Trade Center, Floor 65
New York, NY 10007
Telephone: (646) 429-1800
New MDC LLC, a Delaware limited liability company, is a newly formed, direct wholly owned subsidiary of the Company that was organized specifically for the purpose of completing the Proposed Transactions. New MDC has engaged in no business activities to date and has no material assets or liabilities of any kind, other than those incident to its formation in connection with the Proposed Transactions. Prior to the Closing, New MDC will convert into a Delaware corporation and following the MDC Merger, New MDC will become the publicly listed parent company, successor to MDC Canada.
Midas Merger Sub 1 LLC
Midas Merger Sub 1 LLC
One World Trade Center, Floor 65
New York, NY 10007
Telephone: (646) 429-1800
Midas Merger Sub 1 LLC, a Delaware limited liability company, is a newly formed, direct wholly owned subsidiary of the New MDC that was organized specifically for the purpose of completing the Proposed Transactions. Merger Sub has engaged in no business activities to date and has no material assets or liabilities of any kind, other than those incident to its formation in connection with the Proposed Transactions. Prior to the Closing, Midas Merger Sub 1 LLC will merge with and into MDC Delaware with MDC Delaware surviving the merger.
The Parties to the Business Combination: Stagwell
Stagwell Media was founded in 2015 by Mark Penn. Mr. Penn is a limited partner and has served as managing partner of Stagwell since its inception. Stagwell Marketing Group LLC (“Stagwell Marketing”) is a Delaware limited liability company that was formed on March 9, 2017 and was formed to hold the previously existing interests of Stagwell Media in its portfolio of marketing services companies. Stagwell Marketing is governed by the terms and conditions of a limited liability agreement effective as of the same date. Stagwell Media owns all of the equity interests of Stagwell Marketing through Stagwell Marketing Group Holdings LLC.
The Stagwell Subject Entities comprise Stagwell Marketing, and its direct and indirect subsidiaries that own and operate a portfolio of marketing services companies representing the assets and businesses that will be contributed by Stagwell in the Potential Transactions pursuant to the Stagwell Contribution.
Stagwell is an independent, full-service, technology-driven marketing and communications group at the crossroads of the art and science of creativity. Stagwell excels at offering clients simplicity and speed of execution. The Stagwell companies have over 3,700 employees operating in more than 20 countries across North America, Asia, Europe and South America.
In 2019, Stagwell made a $100 million investment in MDC Partners, pursuant to which Mr. Penn was appointed CEO and Chairman of MDC Partners.
For more information about Stagwell and the Stagwell Subject Entities, please see the sections entitled, “Risk Factors — Risks Related to Stagwell,” “Stagwell Business,” “Management’s Discussion of Financial Condition and Results of Operations of the Stagwell Subject Entities,” and “Quantitative and Qualitative Disclosures about Market Risk of Stagwell.”

Treatment of Existing MDC Equity Awards in the Proposed Transactions
Following the completion of the Proposed Transactions, each holder of MDC Incentive Awards will hold the same number of MDC Incentive Awards as the number of MDC Incentive Awards such holder held immediately prior to the Redomiciliation Effective Time, except that the security referenced under or issuable upon exercise or settlement of each such Combined Company Incentive Award will be Combined Company Common Shares (or, as applicable, the cash equivalent) rather than MDC Canada Common Shares (or, as applicable, the cash equivalent). Except for the foregoing, following the completion of the Proposed Transactions, each MDC Incentive Award will continue to be governed by the same terms and conditions as were applicable to such MDC Incentive Award immediately prior to the Redomiciliation Effective Time.
For a more complete description of the treatment of the MDC Incentive Awards held by MDC’s directors and executive officers in connection with the Proposed Transactions, see “The Proposed Transactions — Interests of MDC’s Directors and Executive Officers in the Proposed Transactions” beginning on page 200 of this Proxy Statement/Prospectus.
Treatment of Existing MDC Debt in the Proposed Transactions
Prior to the Closing, the MDC Credit Agreement is expected to be terminated in full.
In addition, prior to the Proposed Transactions, certain amendments to and waivers of the terms of the Debt Indenture are expected to be made effective and operative, following the Consent Solicitation. The Consent Solicitation was launched on January 21, 2021 and expired on January 4, 2021. The requisite consents of the Senior Note holders was received, and MDC expects to enter into a supplemental indenture to make such amendments and waiver effective (but not operative). As a result of such amendments, among other matters, the guarantors in respect of the Debt Indenture would cease to be determined by reference to the terms of the Credit Agreement and would, following the consummation of the Proposed Transactions, be determined by reference to the terms of the Stagwell Credit Agreements. Such amendments and waivers will become operative on MDC making of an announcement to that effect.
Pursuant to the terms of the Consent Solicitation, MDC has agreed to make certain payments to the Senior Note holders as at a record date of 5 p.m. New York City time on January 20, 2021 (such holders, the “Payment Holders”). First, MDC will, at or around such time as the proposed amendment and waivers become effective, make a payment to the Payment Holders of $20 in respect of each $1,000 principal amount of Senior Notes outstanding. Second, if the amendments and waivers become operative, MDC will, at the closing of the Proposed Transactions, make a further payment to the Payment Holders of $10 in respect of each $1,000 principal amount of Senior Notes outstanding (collectively, the “Consent Solicitation Consideration”). Such second payment will not be made in the event that the proposed amendments and waivers do not become operative, the Proposed Transactions are not consummated, or the Senior Notes have been redeemed (or an irrevocable notice of redemption delivered), defeased or discharged prior to the time at which the proposed amendments and waivers might otherwise become operative.
The Stagwell Credit Agreements will require guarantees and security interests of each domestic material subsidiary of the Company, other than any domestic subsidiary of the Company with no material assets other than capital stock (and debt securities, if any) or one or more foreign subsidiaries that are controlled foreign corporations (“CFCs”), and, accordingly, each non-domestic guarantor of the Debt Indenture will cease to be required to, and will cease to, provide any guarantees in respect of the Debt Indenture.
Board of Directors and Management of the Combined Company Following the Proposed Transactions
Following the Proposed Transactions, the Combined Company Board will consist of nine members, including Mr. Mark Penn. Three individuals who currently serve as independent directors of MDC will serve as directors on the Combined Company Board and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions; Mr. Penn will continue as a director as well as the Combined Company’s Chief Executive Officer. Stagwell will be entitled to designate four directors and has informed MDC that it expects to nominate at least two independent directors. An affiliate of Goldman Sachs will be entitled to designate one director to serve on the Combined Company Board. The directors and officers of the Combined Company will be identified prior to the Closing. See “Information Concerning the Combined Company — Directors and Officers of the Company”.
Reasons for the Proposed Transactions
In evaluating the Proposed Transactions, the Transaction Agreement and the Ancillary Agreements, and in reaching its determinations and making its recommendations, the MDC Special Committee consulted with the Disinterested Senior Executives and its legal and financial advisors, and gave careful consideration to the current and expected future financial position of MDC and all terms of the Transaction Agreement and the Ancillary Agreements.
The MDC Special Committee considered a number of factors including, among others, the following:
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Moelis Opinion. The MDC Special Committee retained Moelis as its financial advisor in respect of, among other things, the Proposed Transactions, including with respect to the negotiation of a potential transaction with Stagwell. Moelis delivered an oral opinion (which was subsequently confirmed in writing) to the MDC Special Committee that, as of December 21, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the Moelis Opinion, the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions was fair, from a financial point of view, to the holders of MDC Canada Common Shares (other than the Interested Shareholders).

•
Canaccord Genuity Opinion and Formal Valuation. The MDC Special Committee received an independent formal valuation required to be obtained in connection with the Proposed Transactions pursuant to MI 61-101, along with a fairness opinion that, as of December 21, 2020 and based upon and subject to the qualifications, limitations and assumptions set forth therein and such other matters as Canaccord Genuity considered relevant, (i) the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), with such opinion assuming, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares; (ii) the fair market value of the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (iii) the fair market value of the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion.

•
Transaction Agreement. The MDC Special Committee reviewed and negotiated the proposed Transaction Agreement and Ancillary Agreements and considered the independent legal advice of DLA Piper and such other matters as the MDC Special Committee deemed necessary or advisable in order to provide a recommendation to the MDC Board in respect of the Transaction Agreement and the Proposed Transactions.

•
Prior MDC Strategic Review and Public Nature of the Stagwell Proposal. The MDC Special Committee considered the fact that prior to receipt of the Stagwell Proposal, the Company had recently conducted a robust and comprehensive strategic review process that took place over approximately seven months and involved outreach by the Company’s financial advisors at the time to not less than 34 third parties, which process resulted in no final or binding offers for an acquisition of, or investment in, the Company from any party other than Stagwell. Relatedly, the MDC Special Committee also considered the fact that following Stagwell’s public announcement of its proposal on June 26, 2020, putting other potential third-party bidders on notice of a possible transaction, no third-party had come forward during the approximately six-month period after publication of the Stagwell Proposal and prior to entry into the Transaction Agreement on December 21, 2020 to make a competing offer, and that as a result, it was unlikely that a competing proposal was likely to be made on terms as attractive as those negotiated with Stagwell.

•
Previous Stagwell Strategic Review and Stagwell’s Communicated Position to Not Support Alternative Transaction. In connection with the Stagwell 2019 Sale Process, Stagwell indicated that only one participant had expressed an interest in a transaction involving MDC and the 2019 Special Committee determined not to proceed to negotiations with such participant. The communicated lack of interested bidders in these prior exchanges led the MDC Special Committee to conclude that it was unlikely that a competing proposal was likely to be made on terms as attractive as those negotiated with Stagwell. The MDC Special Committee also noted Stagwell’s statement in the Stagwell Proposal that Stagwell, in its capacity as an existing holder of MDC Canada Shares, was not prepared to support, consent to or vote in favor of an alternative transaction by the Company, including an alternative business combination or sale transaction.
For further discussion of the Moelis Opinion and the Canaccord Genuity Opinion and Formal Valuation, see “The Proposed Transactions — Opinion of Moelis” and “The Proposed Transactions − Canaccord Genuity Opinion and Formal Valuation,” respectively.
In addition to the deliberations and review noted above, the MDC Special Committee discussed certain matters with the Disinterested Senior Executives and other members of the MDC Board, as well as its financial and legal advisors, and considered a number of factors (not in any relative order of importance) that supported the MDC Special Committee’s determination and recommendation in favor of the Proposed Transactions, including:
•
Shareholder Approval and Protection of Minority Interest: The Proposed Transactions are conditioned on receipt of the Required Shareholder Approvals. The Required Shareholder Approvals are protective of the rights of the MDC Canada Shareholders. The Redomiciliation Proposal and Business Combination Proposal require the affirmative vote of (i) at least two-thirds of the votes cast on such proposals, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on such proposals, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, with each class of MDC Canada Shares voting separately as a class.

•
Alternative Proposal. The Transaction Agreement does not prevent a third party from making an unsolicited Alternative Proposal, and subject to compliance with the terms of the Transaction Agreement, at any time prior to receipt of the Required Shareholder Approvals, each of the MDC Special Committee and the MDC Board is not precluded from considering and responding to an unsolicited Alternative Proposal that the MDC Special Committee or the MDC Board, as applicable, determines in its good faith judgment, after consultation with its financial advisor and outside legal counsel, is or is reasonably likely to lead to a Superior Proposal, as further described under “The Transaction Agreement.”

•
Goldman Letter Agreement. On December 21, 2020, MDC and BSPI entered into the Goldman Letter Agreement, pursuant to which, among other things, BSPI consented to the Proposed Transactions and agreed to vote its MDC Canada Series 4 Shares in favor of the Transaction Proposals, subject to entry with MDC into a definitive agreement reflecting revised terms of MDC’s issued and outstanding MDC Canada Series 4 Shares.

•
Consent by Holders of Senior Notes: On December 21, 2020, MDC entered into separate consent and support agreements with holders of more than 50% of the aggregate principal amount of the Senior Notes.

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Limited conditions and requirements for completion of the Proposed Transactions. The obligation of Stagwell to complete the Proposed Transactions is subject to a limited number of conditions, which the MDC Special Committee believes are reasonable under the circumstances.

•
Dissent Rights. Registered MDC Canada Shareholders who do not vote in favor of the Redomiciliation Proposal will have the right to exercise Dissent Rights and be paid fair value by MDC for all, but not less than all, of the MDC Canada Shares beneficially owned by each such registered MDC Canada Shareholder pursuant to the proper exercise of Dissent Rights in accordance with the CBCA. See “Dissenters’ and Appraisal Rights — Dissenters’ Rights.”

•
Appraisal Rights. Appraisal rights will be available to holders of MDC Canada Class B Common Shares and MDC Canada Preferred Shares in connection with the MDC Merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. See “Dissenters’ and Appraisal Rights — Appraisal Rights.”
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Additional Factors: The MDC Special Committee also considered the following additional factors (i) the Stagwell 2019 Sale Process and the MDC Board and MDC Special Committee’s broader consideration of strategic alternatives in 2018 and 2019, (ii) the historical stock prices of MDC and the business outlook, (iii) the extensive due diligence review of the businesses of the Stagwell Subject Entities, (iv) the negotiated increase in the pro forma ownership of the pre-transaction MDC Canada Shareholders from the initial terms of the Stagwell Proposal, (v) the consideration adjustment mechanisms relating to the Stagwell Restructuring and (vi) the negotiation of a lock-up period on Stagwell’s ability to effect a Paired Interest Exchange.

Recommendation of the MDC Special Committee and MDC Board Related to the Proposed Transactions
MDC Special Committee
The MDC Special Committee, at its meeting on December 21, 2020, after consultation with the Disinterested Senior Executives, its financial and legal advisors and MDC’s financial and legal advisors, and after having taken into account the Moelis Opinion and the Canaccord Genuity Opinion and Formal Valuation and such other matters as it considered relevant, including the factors set out below under the heading “MDC’s Reasons for the Proposed Transactions,” unanimously determined to recommend to the MDC Board that it approve and authorize the Company to enter into the Transaction Agreement and recommend to MDC Canada Shareholders that they vote FOR the Transaction Proposals.
Recommendation of the MDC Board
The MDC Board, after consultation with the Disinterested Senior Executives, its legal advisors and having taken into account the unanimous recommendation of the MDC Special Committee and the MDC Special Committee’s receipt of both the Moelis Opinion, and the Canaccord Genuity Opinion and Formal Valuation unanimously (with the Interested Directors abstaining) (i) determined that it is in the best interests of MDC and the MDC Canada Shareholders (other than the Interested Shareholders) to enter into the Transaction Agreement and consummate the Proposed Transactions, (ii) approved the execution, delivery and performance by MDC of the Transaction Agreement and the Ancillary Agreements and the consummation of the Proposed Transactions and (iii) resolved to recommend that the MDC Canada Shareholders vote for the Proposals. Accordingly, the MDC Board (with the Interested Directors abstaining) unanimously recommends that MDC Canada Shareholders vote FOR each of the Transaction Proposals. Additionally, the MDC Board (with the Interested Directors abstaining) unanimously recommends that MDC Canada Shareholders vote FOR the Compensation Proposal.
For further discussion of the factors considered by the MDC Special Committee and the MDC Board in their determination to recommend the adoption of the Transaction Agreement and the approval of the Proposed Transactions, see “The Proposed Transactions — MDC’s Reasons for the Proposed Transactions; Recommendation of the MDC Special Committee; and Recommendation of the MDC Board.”
Opinion of Moelis
The MDC Special Committee retained Moelis to act as its financial advisor in connection with the Proposed Transactions. At the meeting of the MDC Special Committee on December 21, 2020 to evaluate and consider whether to approve the Transaction Agreement and the Proposed Transactions, Moelis delivered an oral opinion to the MDC Special Committee, which was subsequently confirmed by delivery of a written opinion dated December 21, 2020, that, from a financial point of view, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions was fair to the holders of MDC Canada Common Shares (other than the Interested Shareholders). The Moelis Opinion was limited solely to the fairness to the holders of MDC Canada Common Shares (other than the Interested Shareholders), from a financial point of view, of the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions, and does not address MDC’s underlying business decision to effect the Proposed Transactions or the relative merits of the Proposed Transactions as compared to any alternative business strategies or transactions that might be available to MDC. The full text of Moelis’ written opinion, dated December 21, 2020, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, attached as Exhibit I to this Proxy Statement/Prospectus. The Moelis Opinion was provided for the use and benefit of the MDC Special Committee (solely in its capacity as such) in its evaluation of the Proposed Transactions. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of MDC should vote or act with respect to the Proposed Transactions or any other matter.
For a further discussion of Moelis’ opinion, see “The Proposed Transactions — Opinion of Moelis” beginning on page 169 of this Proxy Statement/Prospectus.
Canaccord Genuity Opinion and Formal Valuation
Canaccord Genuity was engaged to provide the Canaccord Genuity Opinion and Formal Valuation to the MDC Special Committee pursuant to the Canaccord Genuity Engagement Agreement.
Subject to the scope of review, assumptions, qualifications and limitations set out in the Canaccord Genuity Opinion and such other matters as Canaccord Genuity considered relevant, Canaccord Genuity provided an opinion that, as of December 21, 2020, the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates). Such opinion assumed, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares.
Canaccord Genuity also provided the MDC Special Committee with the Formal Valuation dated December 21, 2020. In the Formal Valuation, Canaccord Genuity determined that as of December 21, 2020, and subject to the scope of review, assumptions and limitations contained therein, the fair market value of: (i) the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (ii) the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion.
The summary of the Canaccord Genuity Opinion and Formal Valuation in this Proxy Statement/Prospectus is qualified in its entirety by, and should be read in conjunction with, the full text of the Canaccord Genuity Opinion and Formal Valuation attached to this Proxy Statement/Prospectus as Exhibit J. The full text of the Canaccord Genuity Opinion and Formal Valuation describes, among other things, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Canaccord Genuity Opinion and Formal Valuation. The Canaccord Genuity Opinion and Formal Valuation is not intended to be, and does not constitute, a recommendation as to how any MDC Canada Shareholder should vote with respect to the Proposed Transactions or any other matter. MDC Canada Shareholders are encouraged to read the Canaccord Genuity Opinion and Formal Valuation carefully in its entirety. See “Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation”.
Other Considerations
The Combined Company will be poised to deliver meaningful shareholder value creation, accelerated growth and enhanced services to clients. In contrast to MDC Canada continuing as a standalone company, the Combined Company will be well-positioned to become a leading marketing services company, with enhanced global scale and broadened capabilities:
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Enhanced Shareholder Value. The Combined Company will accelerate growth and enhance shareholder value. The Combined Company will offer a comprehensive suite of complementary marketing and communications services to clients, significantly expanding in the areas of high-growth digital services and expertise as well as substantial new capabilities across several disciplines and geographies, as compared to MDC as a standalone entity.

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Estimated Cost Synergies. Due to certain synergies described in “The Proposed Transactions —  Estimated Cost Synergies,” the Combined Company is expected to achieve run-rate savings of approximately $30 million over time, with approximately 90% of such savings expected to be realized within twenty-four months following the consummation of the Proposed Transactions.

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Lower Pro Forma Leverage. The Combined Company will also have an improved credit profile, decreasing its consolidated net leverage ratio from 4.2x to 3.4x, after giving full effect to the expected run-rate operational synergies.

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Enhanced Scale. The Combined Company will be a top ten global integrated marketing services company. The Combined Company will have an expanded global scale, operating in 23 countries, and expanded media and data operations, managing $4.4 billion in media spend.

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Enhanced Growth Opportunities. The Combined Company will have a target of 5%+ annual organic growth, driven by 10-15% digital marketing growth and complementary capabilities, and a target of 9%+ total annual revenue growth including new products and acquisitions. The Combined Company will more than triple its concentration of high-growth digital offerings, with 32% of its business anticipated to be in the digital services sector. It is anticipated that the Combined Company will generate over $200 million of pro forma cash in 2021. The Combined Company will target growth to $3 billion+ in revenue in 2025, including acquisitions, organic growth and new products. In addition, the Combined Company will seek to develop new revenue streams by expanding its combined digital and technology products portfolios.

Key Terms of the Transaction Agreement
Conditions to the Completion of the Proposed Transactions
As more fully described in this Proxy Statement/Prospectus and in the Transaction Agreement, the respective obligations of each party to effect the Proposed Transactions will be subject to the satisfaction on or prior to the date of the Closing (the “Closing Date”) of each of the following conditions, any and all of which may be waived in whole or in part by Stagwell, MDC, New MDC and Merger Sub, as the case may be, to the extent permitted by applicable law:
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receipt of the Required Shareholder Approvals in accordance with applicable law, the articles of amalgamation, as amended, and bylaws of MDC, and the rules and requirements of NASDAQ, as applicable;

•
the absence of any law enacted or promulgated by, or order, judgment, decree, ruling or injunction issued or granted by, a governmental entity of competent jurisdiction, in each case which has the effect of enjoining or otherwise prohibiting the completion of the Proposed Transactions;

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receipt of certain regulatory (including Hart-Scott-Rodino and Investment Canada Act) and NASDAQ approvals;

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completion of each of the Stagwell revolver financing and the Stagwell term loan financing, and termination of the MDC Credit Agreement;

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continuing consents from Goldman Sachs and Stagwell, as holders of MDC Canada Preferred Shares, to the Proposed Transactions;

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the absence since the date of the Transaction Agreement of any fact, circumstance, occurrence, event, development, change or condition that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect (as defined under “The Transaction Agreement — Representations and Warranties”) on MDC or Stagwell; and

•
receipt of consent of Senior Note holders (which consent has been received as of the date hereof).

The obligations of Stagwell to effect the Proposed Transactions are also subject to the following conditions, each of which may be waived (to the extent permitted by applicable law) in whole or in part by Stagwell:

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the accuracy of the representations and warranties made in the Transaction Agreement by MDC as of the date of the Transaction Agreement and as of the Closing Date, subject to certain materiality thresholds set out in the Transaction Agreement;

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performance in all material respects by MDC of the obligations, covenants and agreements required to be performed by it at or prior to the Closing;

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the receipt by Stagwell of each of the agreements, instruments, certificates and other documents required to be delivered by MDC at or prior to the Closing pursuant to the Transaction Agreement; and

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the absence since the date of the Transaction Agreement of any fact, circumstance, occurrence, event, development, change or condition that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect (as defined under “The Transaction Agreement — Representations and Warranties”) on MDC.

The obligations of MDC to effect the Proposed Transactions are also subject to the following conditions, each of which may be waived (to the extent permitted by applicable law) in whole or in part by MDC:
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the accuracy of the representations and warranties made in the Transaction Agreement by Stagwell as of the date of the Transaction Agreement and as of the Closing Date, subject to certain materiality thresholds set out in the Transaction Agreement;

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performance in all material respects by Stagwell of the obligations, covenants and agreements required to be performed by it at or prior to the Closing;

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the receipt by MDC of each of the agreements, instruments, certificates and other documents required to be delivered by Stagwell at or prior to the Closing pursuant to the Transaction Agreement;

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the absence since the date of the Transaction Agreement of any fact, circumstance, occurrence, event, development, change or condition that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect (as defined under “The Transaction Agreement — Representations and Warranties”) on Stagwell; and

•
the receipt by MDC of either (i) copies of legal documentation reasonably satisfactory to MDC evidencing the completion of the Stagwell Restructuring on the terms set forth in the corresponding schedule to the Transaction Agreement, or (ii) in the event the Stagwell Restructuring has not been completed on the terms set forth in such schedule, written notice of Stagwell’s agreement that the number of Stagwell OpCo Units and the Stagwell Class C Shares be reduced for all purposes under the Transaction Agreement in accordance with the proviso to the definition of “Stagwell Contribution Consideration”.

No Solicitation of Alternative Proposals
As more fully described in this Proxy Statement/Prospectus and as set forth in the Transaction Agreement, MDC is subject to certain restrictions (including notice requirements to Stagwell) concerning proposals or offers from a third party or a group of third parties pursuant to which such party or group would own 20% or more of the voting power of MDC or 20% or more of the assets or businesses of MDC and its subsidiaries (an “Alternative Proposal”) unless, subject to certain limitations therein, the MDC Special Committee or the MDC Board concludes in good faith, after consultation with its respective outside legal counsel, that a failure to take certain actions with respect to an Alternative Proposal would be inconsistent with its fiduciary duties under applicable law.
No Change in Recommendation
MDC has agreed to include the recommendation of the MDC Board (upon the recommendation of the MDC Special Committee), in this Proxy Statement/Prospectus, that MDC Canada Shareholders vote in favor of the adoption of the Transaction Agreement and approval of the Transaction Proposals upon the terms and subject to the conditions set forth in the Transaction Agreement, and subject to the fulfillment of the fiduciary duties of the directors on the MDC Board and the MDC Special Committee under applicable law.

Notwithstanding the foregoing, prior to obtaining the Required Shareholder Approvals, (a) MDC is permitted to disclose to MDC Canada Shareholders a position contemplated by Rule 14e-2(f) under the Exchange Act and make any communication to MDC Canada Shareholders contemplated by Rule 14d-9 under the Exchange Act; and (b) the MDC Special Committee or the MDC Board may change or withdraw its recommendation in connection with a Superior Proposal or Intervening Event, but, in each case, provided such change or withdrawal is required for the members of the MDC Special Committee or the MDC Board to carry out their fiduciary duties under applicable law and subject to the notice, information and matching rights of Stagwell. See Section entitled “The Transaction Agreement — No Change in Recommendation” for further information.
Termination of the Transaction Agreement
The Transaction Agreement allows the parties thereto to terminate the Transaction Agreement at any time prior to the Closing, whether before or after the Required Shareholder Approvals have been obtained, by mutual written consent of Stagwell and MDC. Additionally, each party thereto may terminate the Transaction Agreement upon written notice to the other if certain conditions described in the Transaction Agreement are satisfied, including, among others, the Closing not occurring by 5:00 p.m. (New York City time) on the date that is nine months after the date of the Transaction Agreement, subject to extension to twelve months after the date of the Transaction Agreement if certain regulatory approvals have not been obtained. MDC may terminate the Transaction Agreement at any time prior to Closing upon, among other things, entry into an Acquisition Agreement for a Superior Proposal, subject to the payment of a termination fee under certain circumstances more fully described below and in the Transaction Agreement. Stagwell may terminate the Transaction Agreement at any time prior to the Closing, if, among other things, there is (i) a Change in Recommendation (whether in respect of a Superior Proposal or an Intervening Event), or (ii) a tender or exchange offer that constitutes an Alternative Proposal has been commenced and MDC shall not have communicated to MDC Canada Shareholders, within ten Business Days, a statement that the MDC Board or the MDC Special Committee recommends rejection of such tender or exchange offer.
Effect of Termination; Termination Fee
The Transaction Agreement requires MDC to pay to Stagwell a termination fee in an amount equal to $5,855,000, if the Transaction Agreement is terminated under certain circumstances more fully described in this Proxy Statement/Prospectus in the section entitled “The Transaction Agreement — Effect of Termination; Termination Fee” and as set forth in the Transaction Agreement, including, among other things, entry into an Acquisition Agreement in connection with a Superior Proposal, the occurrence of a Change in Recommendation, willful and material breach by MDC of its non-solicitation obligations or certain of its other obligations set out in the Transaction Agreement (including but not limited to obligations in respect of the MDC Board Recommendation, the Required Shareholder Approvals, and the MDC Merger Approval), or entry into a definitive agreement with respect to, or consummation of, an Alternative Proposal within the 12-month period following termination of the Transaction Agreement due to the failure to obtain the Required Shareholder Approvals at the Meeting.
Listing of the Combined Company Class A Common Shares; Reporting Requirements
The Combined Company Class A Common Shares will be listed on NASDAQ. See “The Business Combination — Listing”.
In addition, upon completion of the Proposed Transactions, the Combined Company will be subject to the same reporting requirements of the SEC, the mandates of the Sarbanes-Oxley Act and the applicable corporate governance rules of NASDAQ as the Company was before the Proposed Transactions. The Combined Company will be required to file periodic reports with the SEC on Forms 10-K, 10-Q and 8-K and comply with the proxy rules applicable to domestic issuers, as currently required of the Company. The Combined Company will also continue to be a reporting issuer in each of the provinces of Canada where the Company is currently a reporting issuer. In accordance with applicable Canadian securities laws, and consistent with current practice of the Company, following the Proposed Transactions the Combined Company will continue to file with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act in order to meet its Canadian continuous disclosure obligations and will continue to comply with all other applicable Canadian provincial securities laws.
As a result of Stagwell and its affiliates controlling a majority of the voting power of the Combined Company’s outstanding voting capital stock following the completion of the Proposed Transactions, the Combined Company will be a “controlled company” under NASDAQ rules. As a controlled company, the Combined Company will be exempt from certain NASDAQ corporate governance requirements. While the Company does not expect the Combined Company to rely on any of these exemptions, the Combined Company will be entitled to do so for as long as it will be considered a “controlled company,” See “Risk Factors — Risks Relating to the Combined Company after Completion of the Proposed Transactions —  Following the completion of the Proposed Transactions, the Combined Company will be a “controlled company” under NASDAQ rules.”
Delisting and Reregistration of the MDC Canada Class A Common Shares
Following the Redomiciliation, the MDC Delaware Class A Common Shares will be listed on the NASDAQ in place of the MDC Canada Class A Common Shares. Following the MDC Reorganization, the New MDC Class A Common Shares will be listed on the NASDAQ in place of the MDC Delaware Class A Common Shares, and the MDC Delaware Class A Common Shares will cease to exist and will be delisted from NASDAQ, deregistered under the Exchange Act and cease to be publicly traded.
Following completion of the Proposed Transactions, the Combined Company Class A Common Shares will be listed on NASDAQ and registered under the Exchange Act and the Combined Company will be the publicly listed parent company, successor to MDC Canada.
Voting Agreements
Goldman Letter Agreement
On December 21, 2020, MDC and BSPI entered into the Goldman Letter Agreement, pursuant to which BSPI consented to the Proposed Transactions and agreed to vote its MDC Canada Series 4 Shares in favor of the Transaction Proposals, subject to entry with MDC into a definitive agreement reflecting revised terms of MDC’s issued and outstanding Series 4 convertible preference shares. The revised terms of the Series 4 convertible preference shares would (subject to the Closing) reduce the conversion price of such MDC Canada Series 4 Shares from $7.42 to $5.00, extend accretion for approximately two years at a reduced rate of 6% and include certain voting protection rights the MDC Canada Series 4 Shares have under the CBCA. In connection with the Proposed Transactions, BSPI will have the right to redeem up to $30 million of its MDC Canada Series 4 Shares (the “Series 4 Redemption”) in exchange for a $25 million subordinated loan with a 3-year maturity (i.e., exchange at an approximately 17% discount to face value) (the “Goldman Note”). The $25 million Goldman Note will accrue interest at 8.0% per annum and is pre-payable at any time at par without penalty. The Goldman Letter Agreement is attached hereto as Exhibit E.
Stagwell Letter Agreement
On December 21, 2020, MDC and Stagwell entered into the Stagwell Letter Agreement, pursuant to which, among other things, Stagwell agreed to vote its MDC Canada Series 6 Shares in favor of the Transaction Proposals. The Stagwell Letter Agreement is attached as Exhibit D to this Proxy Statement/Prospectus.
A&R OpCo LLC Agreement
In connection with the Transaction Agreement, at least one day prior to the Closing, OpCo will convert into a Delaware limited liability company, pursuant to the Delaware Limited Liability Company Act (“DLLCA”) and the DGCL, and with New MDC as the then-sole member of OpCo, OpCo will adopt and thereafter be governed by an amended and restated limited liability company agreement of OpCo (the “A&R OpCo LLC Agreement”), by and among OpCo, New MDC, as a member and in its capacity as the initial manager of OpCo (the “OpCo Manager”), Stagwell Media LP, a Stagwell affiliate and each person who is or at any time becomes a member of OpCo (each, an “OpCo Member”) in accordance with the terms of the A&R OpCo LLC Agreement and the DLLCA. See “Certain Agreements Related to the Business Combination — A&R OpCo LLC Agreement.”
The form of the A&R OpCo LLC Agreement is attached as Exhibit K to this Proxy Statement/Prospectus.
Tax Receivables Agreement
The Combined Company and OpCo will enter into the Tax Receivables Agreement with Stagwell, which will provide for the payment by the Combined Company to Stagwell of 85% of the amount of U.S. federal, state and local income tax savings, if any, that the Combined Company actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of OpCo’s assets resulting from redemptions or exchanges by OpCo Members (other than the Combined Company or subsidiaries of the Combined Company) of OpCo Units for Combined Company Class A Common Shares or for cash, as applicable, and (ii) certain other tax benefits related to the Combined Company making payments under the Tax Receivables Agreement. See “Certain Agreements Related to the Business Combination — Tax Receivables Agreement.”
The form of the Tax Receivables Agreement is attached as Exhibit L to this Proxy Statement/Prospectus.
Registration Rights Agreement
At the Closing, MDC, Stagwell, and certain Stagwell affiliates (the “Stagwell RRA Parties”) will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things and subject to certain restrictions, the Combined Company will be required to file with the SEC a registration statement registering for resale the Combined Company Class A Common Shares that (i) result, in connection with the Proposed Transactions, from the conversion of the MDC Canada Class A Common Shares Stagwell holds today, (ii) are issuable upon conversion of Stagwell’s Combined Company Series 6 Shares, and (iii) are issuable upon exchange of the Stagwell OpCo Units (in combination with the Stagwell Class C Shares), and to conduct certain underwritten offerings upon the request of holders of registrable securities, including direct and indirect transferees of the Stagwell RRA Parties. The Registration Rights Agreement provides that no shares will be sold thereunder prior to the date that is 91 days after the Closing. The Registration Rights Agreement also provides holders of registrable securities with certain customary piggyback registration rights.
The form of the Registration Rights Agreement is attached as Exhibit M hereto.
Information Rights Letter Agreement
At the Closing, MDC, Stagwell, and certain Stagwell affiliates (the “Stagwell Parties”) will enter into an information rights letter agreement (the “Information Rights Letter Agreement”). The Information Rights Letter Agreement will provide the Stagwell Parties (as defined in the Information Rights Letter Agreement) with rights to receive the Combined Company’s annual and quarterly financial statements. The Information Rights Letter Agreement also provides the Stagwell Parties the right to access the Combined Company’s records and premises and to receive additional financial and operating data reasonably requested by the Stagwell Parties. The Information Rights Letter Agreement terminates when the Stagwell Parties no longer beneficially own more than 10% of the then issued and outstanding voting securities of the Combined Company.
The form of the Information Rights Letter Agreement is attached as Exhibit N hereto.
Accounting Treatment
The Proposed Transactions will be accounted for as a reverse acquisition using the acquisition method of accounting, with MDC treated as the legal acquirer and Stagwell treated as the accounting acquirer for financial reporting purposes. See the section entitled “Accounting Treatment for the Proposed Transactions” beginning on page 208.

Material U.S. Federal Income Tax Consequences of the Proposed Transactions
The Proposed Transactions, and specifically, the Redomiciliation, may trigger U.S. federal income tax for U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”). In general, subject to the potential application of the PFIC rules (as described in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders — U.S. Tax Consequences of the Redomiciliation to U.S. Holders — Passive Foreign Investment Company Status”), U.S. Holders who own MDC Canada Shares with a fair market value of at least $50,000 at the time of the Redomiciliation will be taxed on the built-in gain (if any) in their MDC Canada Shares (unless they elect to include the “all earnings and profits amount”). See “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” below for more information regarding certain U.S. federal income tax considerations relevant to such U.S. Holders and the election described above. Notwithstanding the above, special rules apply to 10% U.S. Shareholders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”). 10% U.S. Shareholders should consult their own tax advisors regarding the U.S. federal and other applicable tax consequences of the Proposed Transactions to them in light of their particular circumstances.
U.S. Holders are strongly urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Proposed Transactions to them in their particular circumstances, including whether they would be considered 10% U.S. Shareholders, whether to make the “all earnings and profits” election where applicable, and the appropriate filing requirements with respect to this election.
Non-U.S. Holders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”) generally should not be subject to U.S. federal income tax in respect of the Proposed Transactions, unless they have certain connections to the United States (see “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” below for more information). However, depending on their particular circumstances (including their jurisdiction of fiscal residence), Non-U.S. Holders may be subject to non-U.S. taxes in respect of the Proposed Transactions.
The brief U.S. tax summary provided above is qualified in its entirety by the section “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” below, which provides a summary of the principal U.S. federal income tax considerations generally relevant to (a) U.S. Holders and Non-U.S. Holders participating in the Proposed Transactions, and (b) the ownership and disposition of Combined Company Shares received pursuant to the Proposed Transactions. MDC Canada Shareholders are urged to consult with and rely on their own tax advisors to determine the particular tax consequences to them of the Proposed Transactions as well as the tax consequences of the ownership and disposition of Combined Company Shares received pursuant to the Proposed Transactions.
Certain Canadian Federal Income Tax Considerations of the Proposed Transactions
MDC Canada does not anticipate that the Proposed Transactions should result in tax, for Canadian federal income tax purposes, to MDC Canada Common Shareholders (other than those who exercise Dissent Rights or elect to recognize a gain on the MDC Merger). If a Resident Holder sells or otherwise disposes of Combined Company Shares following the Proposed Transactions, such Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Combined Company Shares immediately prior to the disposition. If a Non-Resident Holder sells or otherwise disposes of its Combined Company Shares following the Proposed Transactions, such sale or disposition will generally not result in tax under the Canadian Tax Act.
The brief Canadian tax summary provided above is qualified in its entirety by the section “Certain Canadian Federal Income Tax Considerations For MDC Canada Shareholders” below. Resident Holders and Non-Resident Holders are urged to consult with and rely on their own tax advisors to determine the particular tax consequences to them of the Proposed Transactions as well as the tax consequences of the ownership and disposition of Combined Company Shares received pursuant to the Proposed Transactions.
Transaction Structure
Following the Proposed Transactions, the Combined Company will be organized in an Up-C structure, in which all of the assets and business of MDC and assets and businesses contributed by Stagwell in the

Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be the OpCo Common Units and OpCo Preferred Units. Following the Business Combination, after a 6-month lockup period, Stagwell’s membership interests in OpCo and those of other members of OpCo besides the Combined Company and its subsidiaries will be exchangeable (in combination with Combined Company Class C Common Shares), at the election of the applicable member, for an equivalent number of Combined Company Class A Common Shares, or at OpCo’s election, cash, subject to certain limitations. It is expected that, as a result of such exchanges, the Combined Company would obtain a step-up in the tax basis in the portion of OpCo’s assets treated as attributable to the exchanged or redeemed Common Units of OpCo. This step-up in tax basis will provide the Combined Company with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable from OpCo’s operations. As described above, 85% of the value of these benefits will be payable to Stagwell under the Tax Receivables Agreement, and the Combined Company would retain the remaining 15%.
Interests of MDC’s Directors and Executive Officers in the Proposed Transactions
In considering the recommendation of the MDC Board (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, that MDC Canada Shareholders vote for the Transaction Proposals, you should be aware that certain of MDC’s directors and executive officers have interests in the Proposed Transactions that may be different from, or in addition to, the interests of MDC Canada Shareholders generally. Interests of directors and officers that may be different from or in addition to the interests of MDC Canada Shareholders include, but are not limited to:
•
Mark Penn, MDC’s CEO and Chairman, controls and has an ownership interest in Stagwell Media.

•
In connection with the consummation of the Proposed Transactions, Stagwell Media will be permitted to cause Stagwell Marketing to make a one-time draw under the Stagwell Revolving Credit Agreement in an amount equal to the difference between (i) $260 million, and (ii) the aggregate amount of net debt of the Stagwell Subject Entities as of the Closing, which amount Stagwell may cause to be paid as a distribution to Stagwell (such distribution, the “Stagwell Distribution”). Following the payment of the Stagwell Distribution, Stagwell Media will be further entitled, in its sole discretion, to distribute any such amounts to its limited partners pursuant to the terms of its limited partnership agreement. Mark Penn is a limited partner of Stagwell Media and, through such ownership interest in Stagwell Media, is expected to receive a portion of the Stagwell Distribution, which is not expected to exceed $1 million. The portion of the Stagwell Distribution that Mr. Penn will be entitled to receive is dependent on the amount of the Stagwell Distribution and the terms of the limited partnership agreement of Stagwell governing distributions.

•
Stagwell may be entitled to significant payments from the Combined Company under the Tax Receivables Agreement, and Mark Penn will be entitled to a portion of such payments. The portion of such payments that Mr. Penn will be entitled to receive is dependent on the amount of such payments and the terms of the limited partnership agreement of Stagwell governing distributions.

•
The Business Combination will constitute a change in control for the purposes of certain compensation and benefit plans of MDC.

•
In connection with the Proposed Transactions, all outstanding MDC Incentive Awards will convert into corresponding incentive awards of the Combined Company. In addition, the vesting of certain outstanding MDC Incentive Awards may accelerate upon the consummation of the Business Combination in accordance with their existing terms and conditions. See “Summary — Treatment of Existing MDC Equity Awards in the Proposed Transactions” beginning on page 29 of this Proxy Statement/Prospectus.

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The existing terms and conditions of the long-term cash incentive awards held by MDC’s executive officers provide for full acceleration and payout in connection with the Proposed Transactions.

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The employment agreements of certain of MDC’s executive officers provide for severance benefits in the event of certain qualifying terminations of employment in connection with or within one year following a change in control of the Company such as the Business Combination.

•
All of MDC’s current executive officers are expected to continue as employees of the Combined Company.

•
Certain directors of MDC will continue as directors of the Combined Company following the Proposed Transactions. Those non-employee directors of MDC who will not continue as a director of the Combined Company will receive accelerated vesting of any outstanding unvested equity awards.

•
MDC’s directors and executive officers are entitled to continued indemnification coverage and director and officer liability insurance pursuant to the Transaction Agreement.

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Bradley Gross is a Managing Director of Goldman Sachs, which exercises the authority of BSPI. BSPI holds all of the 95,000 issued and outstanding MDC Canada Series 4 Shares, and, following the completion of the Proposed Transactions, is expected to hold all of the Combined Company Series 8 Shares.

These interests are discussed in more detail in the section entitled “The Proposed Transactions — Interests of MDC’s Directors and Executive Officers in the Proposed Transactions” beginning on page 200 of this Proxy Statement/Prospectus. The members of the MDC Board were aware of the different or additional interests set forth herein and considered these interests, among other matters, during their deliberations on the merits of the Proposed Transactions and in deciding to recommend that MDC Canada Shareholders approve the Transaction Proposals.
Dissenters’ Rights
Registered MDC Canada Shareholders are entitled to Dissent Rights in connection with the Redomiciliation, but only if they follow the procedures specified in the CBCA. Each Dissenting Shareholder is entitled to be paid the fair value of all, but not less than all, of the holder’s MDC Canada Shares, provided that the holder strictly complies with the dissent procedures with respect to the Redomiciliation Proposal and the Redomiciliation becomes effective. Fair value is determined as of the close of business on the day before the Proposed Transactions are approved by MDC Canada Shareholders.
To exercise Dissent Rights, a MDC Canada Shareholder must dissent with respect to all of its MDC Canada Shares. A registered MDC Canada Shareholder who wishes to dissent must deliver the written objection to the Redomiciliation Proposals (a “Dissent Notice”) to MDC Canada at 121 Bloor Street East, Suite 300, Toronto, ON M4W 3M5 at or before the Meeting and such Dissent Notice must strictly comply with the requirements of Section 190 of the CBCA. Any failure by MDC Canada Shareholder to fully comply with the provisions of the CBCA may result in the loss of that holder’s Dissent Rights. Beneficial MDC Canada Shareholders who wish to exercise Dissent Rights must cause the registered MDC Canada Shareholder holding their MDC Canada Shares to deliver the Dissent Notice or instruct the registered holder to re-register the shares in the name of the beneficial MDC Canada Shareholder. MDC Canada Shareholders that vote in favor of the Transaction Proposals will not be entitled to Dissent Rights but an MDC Canada Shareholder’s failure to vote against the Transaction Proposals will not constitute a waiver of such shareholder’s Dissent Rights and a vote against the Transaction Proposals will not be deemed to satisfy notice requirements under the CBCA with respect to Dissent Rights.
Persons who are beneficial owners of MDC Canada Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered MDC Canada Shareholders are entitled to Dissent Rights. Accordingly, a beneficial owner of MDC Canada Shares desiring to exercise this right, must make arrangements for the MDC Canada Shares beneficially owned by such MDC Canada Shareholder to be registered in the MDC Canada Shareholder’s name prior to the time the Dissent Notice is required to be received by the Company, or, alternatively, make arrangements for the registered holder of such MDC Canada Shares to dissent on the MDC Canada Shareholder’s behalf.
If you wish to exercise Dissent Rights, you should review the requirements summarized in this Proxy Statement/Prospectus carefully and consult with your legal advisor. See “Dissenters’ and Appraisal Rights — Dissenters’ Rights” and Exhibit O of this Proxy Statement/Prospectus.
Appraisal Rights
Appraisal rights will be available to holders of MDC Canada Class B Common Shares and MDC Canada Preferred Shares in connection with the MDC Merger only under the circumstances set forth in

Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. In order to preserve any appraisal rights that a MDC Canada Shareholder may have, in addition to otherwise complying with the applicable provisions of the DGCL, such MDC Canada Shareholder must not vote in favor of, or consent to, the MDC Merger Proposal and must submit a written demand for appraisal in a timely manner in accordance with the applicable provisions of the DGCL.
To the extent appraisal rights are available under Delaware law, a Dissenting Delaware Stockholder will be entitled to receive a cash payment equal to the fair value of his, her or its MDC Delaware Class B Common Shares or MDC Delaware Preferred Shares in connection with the MDC Merger in lieu of the transaction consideration. The “fair value” of shares of MDC Delaware as determined by the Court could be more or less than, or the same as, the value of the consideration that a Dissenting. Delaware Stockholder would otherwise be entitled to receive under the terms of the Transaction Agreement.
To seek appraisal, an MDC Canada Shareholder must comply strictly with all of the procedures required under the DGCL, including delivering a written demand for appraisal to the Company in a timely manner, not voting in favor of, or consenting to, the MDC Merger Proposal and continuing to hold his, her or its shares through the Closing. Failure to comply strictly with all of the procedures required under the DGCL will result in the loss of appraisal rights.
For a further description of the appraisal rights available to MDC Canada Shareholders and the procedures required to exercise such appraisal rights, see “Appraisal Rights” and the provisions of Section 262 of the DGCL that grant appraisal rights and govern such procedures, which are attached as Exhibit G to this Proxy Statement/Prospectus. If an MDC Canada Shareholder holds shares through a broker, bank or other nominee and the MDC Canada Shareholder wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s broker, bank or other nominee sufficiently in advance of the Meeting to permit such nominee to exercise appraisal rights on such stockholder’s behalf. In view of the complexity of Delaware law, MDC Canada Shareholders who may wish to pursue appraisal rights should promptly consult their legal and financial advisors.
Comparison of Shareholder Rights
There are differences between what a shareholder’s rights will be under Delaware law and what they currently are under the CBCA. In addition, there are differences between MDC Canada’s existing articles of amalgamation and by-laws and the Combined Company Certificate of Incorporation and Combined Company Bylaws as they will be in effect upon the completion of the Proposed Transactions. These differences are discussed under “Comparison of Stockholder Rights”. In addition, see “Description of MDC Delaware and the Combined Company Capital Stock” for a summary of the Combined Company’s authorized capital stock and the rights and preferences thereof. MDC Canada Shareholders should also review the forms of the Combined Company Certificate of Incorporation and the Combined Company Bylaws, as they will be in effect upon completion of the Proposed Transactions, which are attached as Exhibits A and B, respectively, hereto.
The MDC Special Meeting
Date, Time and Place
The Meeting will be held virtually at [                 ] [a.m./p.m.] on [                 ], 2021, subject to any adjournment or postponement thereof. Due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our employees and shareholders, the Company has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions and receive answers online, and vote online at [        ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website.

Meeting Record Date and MDC Canada Shareholders Entitled to Vote
Only MDC Canada Shareholders as at the close of business on the Record Date are entitled to notice of the Meeting and to vote thereat or at any adjournment or postponement thereof. As of the close of business on the Record Date, [           ] MDC Canada Class A Common Shares, [           ] MDC Canada Class B Common Shares, [           ] MDC Canada Series 4 Shares and [           ] MDC Canada Series 6 Shares were issued and outstanding. Each issued and outstanding MDC Canada Class A Common Share and MDC Canada Class B Common Share is entitled to one vote and twenty votes, respectively, on the Transaction Proposals. Each issued and outstanding MDC Canada Series 4 Share and MDC Canada Series 6 Share is entitled to one vote on the Transaction Proposals.
Your vote is very important, regardless of the number of MDC Canada Shares that you own. Whether or not you expect to attend virtually, you should authorize a proxyholder to vote your MDC Canada Shares as promptly as possible so that your MDC Canada Shares may be represented and voted at the Meeting.
Quorum
In order for business to be conducted at the Meeting, a quorum must be present. A quorum for the transaction of business at the Meeting is not less than (i) 33 1/3% of the MDC Canada Common Shares, MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, together as a single class, and (ii) a majority of the MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, as separate classes, entitled to vote at the Meeting, represented either virtually or by proxy. If you submit a properly executed form of proxy, attached hereto as Exhibit F or vote by telephone or the Internet, you will be considered part of the quorum.
Purpose of the Meeting
The purpose of the Meeting is for MDC Canada Shareholders to consider and, if thought advisable, to approve the Transaction Proposals with respect to the Proposed Transactions.
Approvals Required by MDC Canada Shareholders to Approve the Proposed Transactions
Special Approval Proposals
In order to be effective, the affirmative vote of MDC Canada Shareholders meeting or exceeding the Special Approval Thresholds is required to approve the Redomiciliation Proposal and the Business Combination Proposal (the “Special Approval Proposals”).
Ordinary Proposals
The affirmative vote of a majority of the votes cast by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Series 6 Supervoting Proposal, the Stagwell Issuance Proposal, and the Compensation Proposal (the “Ordinary Proposals”).
MDC Delaware Proxy Proposal
The MDC Delaware Proxy Proposal requires the affirmative vote of holders of a majority of the voting power of the outstanding MDC Canada Class A Common Shares, MDC Canada Class B Common Shares, and MDC Canada Series 6 Shares, voting together as a single class.
The MDC Board unanimously recommends (with the Interested Directors abstaining) that MDC Canada Shareholders vote FOR the Transaction Proposals and the Compensation Proposal.
Ownership of the Combined Company after the Proposed Transactions
On a pro forma basis and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC)], following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada

Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.
As of the close of business on [           ], 2021, Stagwell held approximately [      ]% of the MDC Canada Class A Common Shares. Thus, in the aggregate (i.e., including the MDC Canada Class A Common Shares that Stagwell beneficially held as of [           ], 2021 as well as the Stagwell OpCo Units and Stagwell Class C Shares), following the completion of the Proposed Transactions, Stagwell will hold approximately [      ]% of the common equity of the Combined Company, and it is anticipated that holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares as of [     ], 2021, excluding Stagwell, will receive Combined Company Class A Common Shares and Class B Common Shares equal to approximately [      ]% of the common equity of the Combined Company.
Regulatory Approvals
Pursuant to the Transaction Agreement, each of MDC and Stagwell agreed to use its reasonable best efforts to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate and make effective the Proposed Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, advance rulings, no-action letters, clearances, consents and approvals the making of all necessary registrations and filings and the taking of all steps as may be necessary, including undertaking to Her Majesty the Queen in right of Canada to carry out specific agreed upon reasonable undertakings as a condition of the allowance of the Proposed Transactions by the Minister of Canadian Heritage under the Investment Canada Act, to obtain an approval, allowance or waiver from, or to avoid an action or proceeding by, any governmental entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any proceedings, whether judicial or administrative, challenging the Transaction Agreement or the consummation of the Proposed Transactions and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the Proposed Transactions.
Investment Canada Act
The Proposed Transactions are subject to review by the Minister of Canadian Heritage under the Investment Canada Act (the “Minister”). The Minister must be satisfied that the investment is likely to be of net benefit to Canada. The determination by the Minister of whether a proposed investment is of net benefit to Canada includes consideration of specific factors in the Investment Canada Act and policies of the Canadian federal government. Such a determination may be accompanied by requests that the non-Canadian provide undertakings. Stagwell submitted an application for approval under the Investment Canada Act on January 6, 2021. On February 1, 2021, Stagwell received confirmation that its application for approval under the Investment Canada Act was certified on January 25, 2021, following a request of supplementary information. The review pursuant to the Investment Canada Act is required to be completed within 45 days of January 25, 2021, unless further extended in accordance with the provisions of the Investment Canada Act.
HSR Act
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and related rules, certain transactions, including the Proposed Transactions, may not be completed until notifications have been given and information is provided to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”) and all statutory waiting period requirements have been satisfied. Completion of the Proposed Transactions is subject to the expiration or termination of the applicable waiting period under the HSR Act. On January 6, 2021, the Company and Stagwell caused the submissions required under the HSR Act in connection with the Proposed Transactions to be made to the FTC and the Antitrust Division of the DOJ. The statutory waiting period under the HSR Act expired on February 5, 2021 at 11:59 p.m., Eastern time.
At any time after the expiration of the statutory waiting period under the HSR Act, the Antitrust Division of the DOJ and the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Proposed Transactions, to rescind the Proposed Transactions or to conditionally permit completion of the Proposed Transactions subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Proposed Transactions or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the Proposed Transactions on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. The Company and Stagwell are not aware of any other regulatory approvals in the United States required for the consummation of the Proposed Transactions.
Summary of Risk Factors
Both MDC and Stagwell are subject to various risks associated with their businesses and their industries. Some of the risks related to Stagwell’s business and industry include, but are not limited to, the following risks:
•
Future economic and financial conditions could adversely impact Stagwell’s financial condition and results;

•
As a marketing services company, Stagwell’s revenues are highly susceptible to declines as a result of unfavorable economic conditions.

•
If Stagwell’s clients experience financial distress, their weakened financial position could negatively affect Stagwell’s financial position and results.

•
Stagwell’s financial condition and results of operations for fiscal 2021 may be adversely affected by the COVID-19 outbreak.

•
Stagwell competes for clients in highly competitive industries.

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Stagwell may not realize the benefits it expects from past acquisitions or acquisitions or other strategic transactions Stagwell may make in the future.

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Stagwell’s business could be adversely affected if it loses key clients.

•
Stagwell is subject to regulations and litigation risk that could restrict its activities or negatively impact its revenues.

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Stagwell relies extensively on information technology systems and cybersecurity incidents could adversely affect Stagwell.

•
The Stagwell Credit Agreements contain various covenants that limit Stagwell’s discretion in the operation of its business.

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Stagwell’s indebtedness could adversely affect Stagwell’s cash flow and prevent Stagwell from fulfilling its obligations, including those under the Stagwell Credit Agreements.

•
Stagwell has identified material weaknesses in Stagwell’s internal control over financial reporting. If Stagwell’s remediation of such material weaknesses is not effective, or if Stagwell fails to develop and maintain a proper and effective internal control over financial reporting, Stagwell’s ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

In addition, the Proposed Transactions, including the possibility that the Proposed Transactions may not be completed, pose a number of risks to the Company and the MDC Canada Shareholders, including the following risks:
•
Investors holding MDC Canada Shares prior to the completion of the Proposed Transactions will, in the aggregate, have a significantly reduced ownership and voting interest in the Combined Company after the Proposed Transactions and will exercise less influence over management.

•
The integration of the Stagwell and MDC businesses may present significant challenges, and the Combined Company may not realize anticipated synergies and other benefits of the Proposed Transactions.

•
The Redomiciliation may give rise to significant Canadian corporate tax.

•
The Company will allocate time and resources to effecting the Proposed Transactions and incur non-recurring costs related to the Proposed Transactions.

•
The Proposed Transactions may give rise to taxable income in the United States for the Company and its subsidiaries.

•
If the IRS does not agree with the Company’s determination of the “all earnings and profits amount” attributable to the MDC Canada Shares, certain U.S. Holders may owe a higher than anticipated amount of U.S. federal income taxes as a result of the Proposed Transactions (and specifically, the Redomiciliation).

•
The Proposed Transactions may not be completed on the terms or timeline currently contemplated, or at all.

•
The calculation of the number of Stagwell OpCo Units and the Stagwell Class C Shares to be issued will not be adjusted if there is a change in the value of Stagwell or its assets or the value of MDC before the Proposed Transactions are completed.

•
The unaudited pro forma financial information included in this Proxy Statement/Prospectus is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the Proposed Transactions.

•
Completion of the Proposed Transactions may trigger certain provisions in agreements to which the Company or a Stagwell Subject Entity is a party.

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Some of MDC’s directors and executive officers have interests in seeing the Proposed Transactions completed that may be different from, or in addition to, those of other MDC Canada Shareholders.

•
The Tax Receivables Agreement with Stagwell requires the Combined Company to make cash payments to Stagwell in respect of certain tax benefits to which the Combined Company may become entitled, and the Combined Company expects that the payments it will be required to make will be substantial and may make the Combined Company a less attractive target to potential acquirers due to the amounts that would be payable to Stagwell in change of control transactions.

•
The COVID-19 pandemic triggered an economic crisis which may delay or prevent the consummation of the Proposed Transactions.

Further, following the completion of the Proposed Transactions, the Combined Company will be subject to risks, including:
•
The Up-C structure will place significant limitations on the Combined Company’s cash flow.

•
The Combined Company’s organizational structure, including the Tax Receivables Agreement, confers certain benefits upon Stagwell that will not benefit Combined Company Class A Common Shareholders (other than Stagwell) to the same extent as it will benefit Stagwell.

•
The effective tax rate of the Combined Company’s group may change in the future, including as a result of the Redomiciliation and recent tax legislation.

•
If completed, the expected benefits of the Proposed Transactions may not be realized.

•
Sales of Combined Company Class A Common Shares after the Proposed Transactions may negatively affect the market price of Combined Company Class A Common Shares.

•
Following the completion of the Proposed Transactions, the Combined Company will be a “controlled company” under NASDAQ rules.

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If the Combined Company fails to maintain an effective system of internal control over financial reporting, the Combined Company may not be able to accurately report its financial results or prevent fraud.

•
The Combined Company is required to abide by potentially significant restrictions which could limit the Combined Company’s ability to undertake certain corporate actions (such as related party transactions and certain business combinations) that otherwise could be advantageous to the Combined Company.

•
The Combined Company, will, on a consolidated basis, assume and be responsible for all of the Stagwell Subject Entities’ liabilities following the closing of the Proposed Transactions, notwithstanding any breach of any representation or warranty of the Transaction Agreement.

•
The rights of stockholders under Delaware law may differ from the rights of shareholders under the CBCA.

•
U.S. governed companies incur greater risk of class action shareholder litigation as compared to Canadian governed companies.

The Company is also subject to risks, as set forth under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2019 under Item 1A, in the Company’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2020, for the six months ended June 30, 2020 and for the nine months ended September 30, 2020, in each case under Item 1A, each of which is filed with the SEC and incorporated by reference in this Proxy Statement/Prospectus.
These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 50 of this Proxy Statement/Prospectus. MDC Canada Shareholders are encouraged to read and consider all of these risks carefully.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF MDC
The following table sets forth summary historical consolidated financial data that has been derived from MDC’s audited consolidated financial statements as of and for the years ended December 31, 2019, 2018, and 2017, as well as from the Company’s unaudited consolidated financial statements as of and for the nine-months ended September 30, 2020 and 2019, and the related notes thereto. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of the Company, and the following information should be read in conjunction with, and is qualified in its entirety by, the Company’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, as revised in the Company’s Current Report on Form 8-K filed August 31, 2020, and in the Company’s Quarterly Report on Form 10-Q for the nine-months ended September 30, 2020, which are incorporated by reference into this Proxy Statement/Prospectus. The summary financial position data as of December 31, 2017 have been derived from the Company’s audited consolidated financial statements for such years, which have not been included or incorporated by reference into this Proxy Statement/Prospectus. For more information, see “Where You Can Find More Information.”
	Nine Months Ended September 30 2020	Nine Months Ended September 30 2019	Years Ended December 31,
			2019	2018	2017
			(Dollars in Thousands, Except per Share Data)
Operating Data
Revenues	$870,843	$1,033,828	$1,415,803	1,475,088	1,513,779
Operating income	$58,316	$68,544	$79,460	1,434	130,903
Net income (loss)	$19,106	$13,162	$10,903	(118,222)	256,461
Stock-based compensation	$10,568	$12,632	$31,040	18,416	24,350
Net income (loss) per Share
Basic
Net income (loss) attributable to MDC Partners Inc. common shareholders	$(0.08)	$(0.10)	$(0.25)	$(2.42)	3.71
Diluted
Net income (loss) attributable to MDC Partners Inc. common shareholders	$(0.08)	$(0.10)	(0.25)	(2.42)	3.70
Cash dividends declared per share	—	—	—	—	—
	At September 30		At December 31,
	2020	2019	2019	2018	2017
			(Dollars in Thousands, Except per Share Data)
Financial Position Data
Total assets	$1,706,132	$1,751,729	$1,828,306	$1,600,950	$1,694,547
Total debt	$860,422	$895,379	$887,630	$954,107	$883,119
Redeemable noncontrolling interests	$25,172	$41,519	$36,973	$51,546	$62,886
Deferred acquisition consideration	$46,145	$(3,627)	$75,220	$83,695	$122,426
Effective January 1, 2019, the Company adopted FASB Accounting Standards Codification (or “ASC”), Topic 842 Leases (“ASC 842”). As a result, comparative prior periods have not been adjusted and continue to be reported under FASB ASC Topic 840, Leases. See Note 10 to the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 for further information regarding the adoption of ASC 842.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF STAGWELL
The Stagwell Subject Entities comprise Stagwell Marketing and its direct and indirect subsidiaries. In this section, the Stagwell Subject Entities are referred to as “Stagwell”.
The following Summary Historical consolidated financial data of Stagwell as of and for the years ended December 31, 2019 and 2018 has been derived from Stagwell Marketing’s audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018 and the related notes thereto. The following Summary Historical consolidated financial data of Stagwell as of and for the year ended December 31, 2017 includes the operating results of Stagwell Marketing from the period from March 13, 2017, the date of formation of Stagwell Marketing, to December 31, 2017 and includes the operating results of Stagwell Media’s investments (which Stagwell refers to as its “Predecessor” below) prior to the formation of and contribution of interests to Stagwell Marketing from January 1, 2017 to March 12, 2017. The summary historical consolidated balance sheet data as of December 31, 2017 and the 2017 Stagwell operating results are derived from the unaudited condensed consolidated financial statements of Stagwell. The Predecessor operating results are derived from unaudited consolidated financial statements of Stagwell Media that have not been included or incorporated by reference into this Proxy Statement/Prospectus.
The following Summary Historical consolidated financial data of Stagwell as of and for the nine months ended September 30, 2020 and September 30, 2019 (the “interim financial data”) has been derived from Stagwell Marketing’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2020 and 2019 and the related notes thereto. The interim financial data has been derived from the interim financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) on the same basis as Stagwell Marketing’s audited consolidated financial statements and related notes, and, in the opinion of Stagwell Media management, reflect all adjustments consisting only of normal recurring adjustments that Stagwell Media management considers necessary to state fairly the financial information as of and for the periods presented.
The information set forth below is only a summary and is not necessarily indicative of Stagwell Marketing’s results of future operations, and should be read in conjunction with, and is qualified in its entirety by, Stagwell Marketing’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stagwell”, which are included elsewhere in this Proxy Statement/Prospectus.
	Stagwell		Year Ended December 31,
	Nine Months Ended September 30,				Predecessor
	2020	2019	2019	2018	2017
($ thousands)	(unaudited)	(unaudited)			(unaudited)
Operating Data
Revenue	$574,970	$441,739	$628,666	$426,432	$294,092
Operating income	$44,887	$25,687	$40,695	$15,962	$15,345
Net income	$38,760	$17,315	$20,730	$18,424	$12,336
Balance Sheet Data
Total assets	$987,555	$866,034	$950,789	$703,094	$555,697
Total debt	$216,992	$138,277	$159,454	$139,717	$92,162
Redeemable non-controlling Interests	$712	$3,590	$3,602	$1,947	$1,794
Deferred acquisition consideration	$6,593	$58,131	$64,845	$49,694	$38,825

RISK FACTORS
In addition to the other information included and incorporated by reference into this Proxy Statement/Prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 50, you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with the business of the Company because these risks will also affect the Combined Company following completion of the Proposed Transactions. These risks can be found under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2019 under Item 1A, in the Company’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2020, for the six months ended June 30, 2020 and for the nine months ended September 30, 2020, in each case under Item 1A, each of which is filed with the SEC and incorporated by reference in this Proxy Statement/Prospectus. You should also read and consider the other information contained in and incorporated by reference into this Proxy Statement/Prospectus and the other documents incorporated by reference into this Proxy Statement/Prospectus. For information, see the section entitled “Where You Can Find More Information.”
Any of the following risks could materially and adversely affect the business, financial condition and results of operations of MDC, Stagwell or the Combined Company and the actual outcome of matters as to which forward-looking statements are made in this prospectus. In such case, the trading price for the Combined Company Class A Common Shares could decline, and you could lose all or part of your investment. The risks described below are not the only risks that MDC and Stagwell currently face or that the Combined Company will face after the consummation of the Proposed Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect the Combined Company’s business, financial condition and results of operations or the price of Combined Company Class A Common Shares in the future. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.
Risks Relating to the Proposed Transactions
The Proposed Transactions may give rise to taxable income in the United States for the Company and its subsidiaries, and there can be no assurances that material adverse tax consequences will not result from the Proposed Transactions or related transactions in Canada, the U.S., or other jurisdictions. Any such adverse tax consequences could adversely affect the Combined Company or its share price, following completion of the Proposed Transactions.
The Redomiciliation should qualify as a “reorganization” under section 368(a) of the Internal Revenue Code. Specifically, the Redomiciliation should be treated, for U.S. federal income tax purposes, as if MDC Canada (i) transferred all of its assets and liabilities to a new U.S. corporation (MDC Delaware) in exchange for all of the outstanding stock of MDC Delaware and (ii) then distributed the stock of MDC Delaware that MDC Canada received in the transaction to the MDC Canada Shareholders in liquidation of MDC Canada. Additionally, the Company expects the Business Combination to be treated as a deemed transfer by New MDC of its assets to OpCo and an assumption of New MDC’s liabilities by OpCo in a transaction intended to qualify as a contribution to OpCo in exchange for OpCo Common Units or OpCo Preferred Units under section 721 of the Code, and that Stagwell’s contributions of its businesses to OpCo is similarly intended to be subject to section 721 of the Code. Certain elements of the structure can be expected to give rise to corporate taxable income for the Combined Company. Additionally, because setting up the Up-C structure in the Business Combination involves a contribution by New MDC of its assets to OpCo, and an assumption by OpCo of New MDC’s liabilities, the flexibility of MDC Canada, MDC Delaware, New MDC and OpCo to incur certain liabilities or fund certain expenses outside of the ordinary course of their businesses prior to effecting the Proposed Transactions will be significantly limited, including certain liabilities incurred in connection with implementing the Proposed Transactions, as such liabilities could trigger unanticipated tax costs for New MDC in connection with the implementation of the Proposed Transactions. To the extent that liabilities assumed by OpCo as part of the Proposed Transactions are viewed as non-ordinary course liabilities, such assumption may give rise to U.S. corporate taxable income for New MDC resulting from the assumption. Additionally, to the extent OpCo is treated as assuming such a liability, under relevant U.S. tax rules a portion of OpCo’s other liabilities may also be recharacterized and give rise to additional corporate taxable income for New MDC.

There can be no assurances that material additional adverse U.S. tax consequences will not result from the Proposed Transactions, and there can be no assurance that the Internal Revenue Service will agree with or not otherwise challenge the Company’s position on the tax treatment of the Proposed Transactions or of internal restructuring transactions undertaken prior to, after, or in connection with the Proposed Transactions, which could result in higher U.S. federal tax costs for the Combined Company than currently anticipated, including a reduction in the net operating loss carryforwards of Maxxcom Inc. (which will become tax attributes of the Combined Company as a result of the Proposed Transactions).
The Company has not applied for a ruling related to the Proposed Transactions and does not intend to do so. Any adverse tax consequences resulting from the Proposed Transactions or the operations of the Combined Company after the Proposed Transactions could adversely affect the Combined Company or its share price following the completion of the Proposed Transactions. Moreover, U.S. tax laws significantly limit the Combined Company’s ability to redomicile outside of the U.S. once the Proposed Transactions are complete.
The Redomiciliation may give rise to significant Canadian corporate tax.
As a result of the Redomiciliation, the Company expects to incur Canadian corporate tax liability in the amount of approximately $21 million. However, such amount is only an estimate and the actual amount of Canadian corporate tax liability may be significantly higher than the Company’s estimate.
For purposes of the Canadian Tax Act, MDC Canada’s taxation year will be deemed to have ended immediately prior to it ceasing to be a resident of Canada as a result of the Redomiciliation. Immediately prior to the time of this deemed year end, MDC Canada will be deemed to have disposed of each of its properties for proceeds of disposition equal to the fair market value of such properties at that time and will be deemed to have reacquired such properties for a cost amount equal to that fair market value. MDC Canada will be subject to income tax under Part I of the Canadian Tax Act on any income and net taxable capital gains which arise as a result of this deemed disposition (after the utilization of any available capital losses or non-capital losses). MDC Canada will also be subject to “emigration tax” under Part XIV of the Canadian Tax Act on the amount by which the fair market value, immediately before MDC Canada’s deemed year end, of all of its properties exceeds the total of certain of its liabilities and the paid-up capital, determined for purposes of that emigration tax, of all the issued and outstanding shares of MDC Canada immediately before such deemed year end.
The quantum of Canadian federal income tax payable by MDC Canada as a result of the Redomiciliation will depend upon a number of considerations including the fair market value of its properties, the amount of its liabilities, the Canada-U.S. dollar exchange rate, its shareholder composition, as well as certain Canadian tax attributes, accounts and balances of the Company, each as of the Redomiciliation Effective Time. Prior to the Redomiciliation Effective Time, there is no certainty that the fair market value of the properties of the Company will not increase, and there is no certainty that the estimated fair market value of the properties of the Company or the amounts of its relevant tax attributes will be accepted by Canadian federal tax authorities, which may result in additional taxes payable as a result of the Redomiciliation. The Company has not applied to the Canadian federal tax authorities for an advance tax ruling relating to the Redomiciliation and does not intend to do so. Additionally, it is possible that valuations and implied valuations of the Company’s property are made available which may be relevant in assessing the potential Canadian tax costs of the Redomiciliation. As a result, the quantum of Canadian tax payable by the Company may significantly exceed the Company’s estimates that are reflected in the pro forma financial statements (i.e., approximately $21 million). Any such adverse tax consequences could adversely affect the Combined Company and its share price.
If the IRS does not agree with the Company’s determination of the “all earnings and profits amount” attributable to the MDC Canada Shares, certain U.S. Holders may owe a higher than anticipated amount of U.S. federal income taxes as a result of the Proposed Transactions (and specifically, the Redomiciliation).
As described in greater detail under the heading “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders,” and subject to the potential application of the PFIC rules (as described in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders — U.S. Tax Consequences of the Redomiciliation to U.S. Holders — Passive Foreign Investment Company Status”), certain U.S.

Holders that, at the time of the Redomiciliation, (i) own MDC Canada Shares with a fair market value of $50,000 or more and (ii) would otherwise recognize taxable gain for U.S. federal income tax purposes with respect to their MDC Canada Shares in connection with the Proposed Transactions (and specifically, the Redomiciliation), may make the “all earnings and profits” election with respect to their MDC Canada Shares in lieu of recognizing such taxable gain. A U.S. Holder that validly makes such “all earnings and profits” election will be required to include in income, as a deemed dividend, the “all earnings and profits amount” (as defined under applicable Treasury Regulations) that is attributable, under U.S. tax principles, to such U.S. Holder’s MDC Canada Shares. Additionally, 10% U.S. Shareholders may be subject to special rules which depend on the Company’s calculation of its earnings and profits.
The Company is currently in the process of determining its historical earnings and profits and also expects to determine its earnings and profits for the taxable year of the Redomiciliation ending with the Redomiciliation Effective Date. Although the Company will not complete this determination until after completion of the Proposed Transactions, the Company currently expects to have a significant amount of earnings and profits for the taxable year of the Redomiciliation. The calculation of “all earnings and profits” depends on the applicable shareholder’s period of ownership and the outcome may differ based on the particular shareholder. At this stage, there can be no assurances regarding the “all earnings and profits amount.” In general, the “all earnings and profits amount” attributable to the MDC Canada Shares held by a particular U.S. Holder should depend on the Company’s accumulated earnings and profits from the date that the MDC Canada Shares were acquired by such U.S. Holder through the Redomiciliation Effective Date. The determination of the Company’s earnings and profits is a complex determination and may be impacted by numerous factors. Accordingly, there can be no assurance that the IRS will agree with the Company’s determination of such earnings and profits.
If the IRS does not agree with the Company’s determination of the amount, timing or source of its earnings and profits, the earnings and profits of the Company may be greater than anticipated, and the effect of such earnings and profits on shareholder taxation may be greater than anticipated. In such case, a U.S. Holder that makes an “all earnings and profits” election or a 10% U.S. Shareholder could have a greater than anticipated “all earnings and profits amount” in respect of such U.S. Holder’s MDC Canada Shares and thereby recognize greater taxable income. In addition, MDC Canada Shareholders who receive “all earnings and profits” data from the Company may bring suit against the Company if such data is successfully disputed by the IRS.
U.S. Holders are strongly urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Proposed Transactions to them in their particular circumstances, including whether they would be considered 10% U.S. Shareholders, whether to make the “all earnings and profits” election where applicable, and the appropriate filing requirements with respect to this election. For additional information on the U.S. federal income tax consequences of the Proposed Transactions, see “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders.”
Additionally, special rules apply to 10% U.S. Shareholders (as defined in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”). 10% U.S. Shareholders should consult their own tax advisors regarding the U.S. federal and other applicable tax consequences of the Proposed Transactions to them in light of their particular circumstances.
Completion of the Proposed Transactions may affect the timing of audit or reassessments by tax authorities.
The determination of income and other tax liabilities of the Company and its subsidiaries requires interpretation of complex domestic and foreign laws and regulations that are subject to change. The Company’s interpretation of taxation law may differ from the interpretation of the tax authorities. There are tax matters under review for which the timing of resolution is uncertain. While the Company believes that the provision for income taxes is adequate, completion of the Proposed Transactions may affect the timing of audit and reassessment of taxes by certain tax authorities, which reassessments may be without technical merit and possibly material.
The Company will allocate time and resources to effecting the Proposed Transactions and incur non-recurring costs related to the Proposed Transactions.
The Company and its management have allocated and will continue to be required to allocate time and resources to effecting the completion of the Proposed Transactions and related and incidental activities, including preparing the “all earnings and profits amount” attributable to the MDC Canada Shares, which data certain U.S. Holders may request. There is a risk that the challenges associated with managing these various initiatives as described in this Proxy Statement/Prospectus may have a business impact and that consequently the underlying businesses will not perform in line with expectations. This could have an adverse effect on the reputation, business, financial condition or results of operations of the Combined Company.
In addition, the Company expects to incur a number of non-recurring costs associated with the Proposed Transactions, including taxes, legal fees, advisor fees, proxy solicitor fees, filing fees, mailing expenses, financial printing expenses and fees associated with the Consent Solicitation, in particular the Consent Solicitation Consideration, and the Series 4 Redemption, in particular the Goldman Note. There can be no assurance that the actual costs will not exceed those estimated and the actual completion of the Proposed Transactions may result in additional and unforeseen expenses. Many of these costs will be payable whether or not the Proposed Transactions are completed. While it is expected that benefits of the Proposed Transactions achieved by the Combined Company will offset these transaction costs over time, this net benefit may not be achieved in the short-term or at all, particularly if the Proposed Transactions are delayed or do not happen at all. These combined factors could adversely affect the business, results of operations or financial condition of the Combined Company.
The calculation of the number of Stagwell OpCo Units and the Stagwell Class C Shares to be issued will not be adjusted if there is a change in the value of Stagwell or its assets or the value of MDC before the Proposed Transactions are completed.
The calculation of the number of the Stagwell OpCo Units and the Stagwell Class C Shares to be issued to Stagwell in the Proposed Transactions will not be adjusted (i) if the value of the business or assets of Stagwell increases prior to the consummation of the Proposed Transactions or the value of MDC decreases prior to the Proposed Transactions, or (ii) if the value of the business or assets of Stagwell declines prior to the consummation of the Proposed Transactions or the value of MDC increases prior to the Proposed Transactions. MDC may not be permitted to terminate the Transaction Agreement because of changes in the value of Stagwell’s assets.
The Proposed Transactions may not be completed on the terms or timeline currently contemplated, or at all, as MDC and Stagwell may be unable to satisfy the conditions or obtain the approvals required to complete the Proposed Transactions or such approvals may contain material restrictions or conditions.
Completion of the Proposed Transactions is subject to numerous conditions, as described in this Proxy Statement/Prospectus, including the occurrence of, among other things, receipt of approvals and the satisfaction of other conditions, including (i) the receipt of the Required Shareholder Approvals, and (ii) with respect to the Redomiciliation, authorization of the Director under the CBCA. Although the Company is diligently applying its efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary, proper or advisable to obtain the requisite approvals, there can be no assurance that these conditions will be fulfilled or that the Proposed Transactions will be completed on the terms or timeline currently contemplated, or at all. MDC has and will continue to expend time and resources and incur expenses related to the Proposed Transactions. Many of these expenses must be paid regardless of whether the Proposed Transactions are consummated. Governmental agencies may not approve the Proposed Transactions, may impose conditions to the approval of the Proposed Transactions or require changes to the terms of the Proposed Transactions. Any such conditions or changes could have the effect of delaying completion of the Proposed Transactions, imposing costs on or limiting the revenues of the Combined Company following the Proposed Transactions or otherwise reducing the anticipated benefits of the Proposed Transactions.
The unaudited pro forma financial information included in this Proxy Statement/Prospectus is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the Proposed Transactions.
The unaudited pro forma financial information included in this Proxy Statement/Prospectus is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the Proposed Transactions had been completed on the dates or for the periods presented, nor does it purport to project the results of operations or financial position of the

Company for any future period or as of any future date. In addition, the unaudited pro forma financial information included in this Proxy Statement/Prospectus is based in part on certain assumptions regarding the Proposed Transactions. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following the Proposed Transactions. Further, the unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred by the Company in connection with the Proposed Transactions. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”.
Completion of the Proposed Transactions may trigger certain provisions in agreements to which the Company or a Stagwell Subject Entity is a party.
The completion of the Proposed Transactions may trigger certain change in control, right of first offer, notice, consent, assignment or other provisions in agreements to which the Company or its subsidiaries are a party. In addition, while the Proposed Transactions will not result in an effective change of control of any Stagwell Subject Entity, the completion of the Proposed Transactions may trigger certain technical provisions in agreements to which a Stagwell Subject Entity is a party. If such Stagwell Subject Entity is unable to assert that such provisions should not apply, or the Company or such Stagwell Subject Entity are unable to comply with or negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, including potentially terminating such agreements or seeking monetary damages. Even if the Company or the applicable Stagwell Subject Entity is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the Combined Company.
Failure to complete the Proposed Transactions could adversely affect the market price of the MDC Canada Class A Common Shares as well as its business, financial condition and results of operations.
If the Proposed Transactions are not completed for any reason, the price of the MDC Canada Class A Common Shares may decline, or MDC’s business, financial condition and results of operations may be impacted to the extent that the market price of MDC Canada Common Shares reflects positive market assumptions that the Proposed Transactions will be completed and the related expected benefits will be realized; based on significant expenses, such as legal, advisory and financial services which generally must be paid regardless of whether the Proposed Transactions are completed; based on potential disruption of the business of MDC and distraction of its workforce and management team; and the requirement in the Transaction Agreement that, under certain limited circumstances, MDC must pay Stagwell a termination fee of $5,855,000.
Investors holding MDC Canada Shares prior to the completion of the Proposed Transactions will, in the aggregate, have a significantly reduced ownership and voting interest in the Combined Company after the Proposed Transactions and will exercise less influence over management.
Investors holding MDC Canada Shares prior to the completion of the Proposed Transactions will, in the aggregate, own a significantly smaller percentage of the Combined Company after the completion of the Proposed Transactions. On a pro forma basis (and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC), following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. Consequently, MDC Canada Shareholders, collectively, will be able to exercise less influence over the management and policies of the Combined Company than they will be able to exercise over MDC’s management and policies prior to the completion of the Proposed Transactions. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.
As of the close of business on [           ], 2021, Stagwell held approximately [      ]% of the MDC Canada Class A Common Shares. Thus, in the aggregate (i.e., including the MDC Canada Class A Common Shares that Stagwell beneficially held as of [           ], 2021as well as the Stagwell OpCo Units and Stagwell Class C Shares), following the completion of the Proposed Transactions, Stagwell will hold approximately [      ]% of the common equity of the Combined Company, and it is anticipated that holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares as of [           ], 2021, excluding Stagwell, will receive Combined Company Class A Common Shares and Class B Common Shares equal to approximately [      ]% of the common equity of the Combined Company.
The Combined Company does not intend to pay dividends on the Combined Company Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Combined Company Shares.
The Combined Company does not intend to declare and pay dividends on the Combined Company Shares for the foreseeable future. The Combined Company currently intends to invest future earnings, if any, to fund growth, to develop business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your Combined Company Shares for the foreseeable future and the success of an investment in the Combined Company Shares will depend upon any future appreciation in their value. There is no guarantee that the Combined Company Shares will appreciate in value or even maintain the value of shares received in connection with the Proposed Transactions. In addition, Delaware law or the agreements governing the Combined Company’s indebtedness may impose requirements that may restrict its ability to pay dividends to Combined Company Shareholders.
The announcement and pendency of the Proposed Transactions could have an adverse effect on the stock price of the MDC Canada Class A Common Shares as well as the business, financial condition, results of operations or business prospects of MDC and Stagwell.
The announcement and pendency of the Proposed Transactions could disrupt MDC’s and Stagwell’s businesses in negative ways. For example, customers and other third-party business partners of MDC or Stagwell may seek to terminate and/or renegotiate their relationships with MDC or Stagwell as a result of the Proposed Transactions, whether pursuant to the terms of their existing agreements with MDC and/or Stagwell or otherwise. In addition, current and prospective employees of MDC and Stagwell may experience uncertainty regarding their future roles with the Combined Company, which might adversely affect MDC’s and Stagwell’s ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect the stock price of the MDC Canada Class A Common Shares, or harm the financial condition, results of operations or business prospects of, MDC or Stagwell.
The Canaccord Genuity Opinion and Formal Valuation and Moelis Opinion obtained by the MDC Special Committee will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of such opinions.
On December 21, 2020, Canaccord Genuity rendered to the MDC Special Committee an oral formal valuation and fairness opinion, which was subsequently confirmed in writing by delivery of a separate written formal valuation and fairness opinion, that, as of December 21, 2020, and based upon and subject to the scope of review, assumptions, qualifications and limitations set out therein and such other matters as Canaccord Genuity considered relevant (i) the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), with such opinion assuming, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares; (ii) the fair market value of the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (iii) the fair market value of the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion.

On December 21, 2020, Moelis rendered to the MDC Special Committee an oral opinion, which was subsequently confirmed in writing, that, from a financial point of view, as of December 21, 2020 and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions was fair to the holders of MDC Canada Common Shares (other than the Interested Shareholders).
The MDC Special Committee has not obtained an updated formal valuation and/or fairness opinion as of the date of this Proxy Statement/Prospectus from Canaccord Genuity and/or Moelis, as applicable, and the MDC Special Committee does not expect to receive an updated formal valuation and/or fairness opinion prior to the completion of the Proposed Transactions.
Each of the Canaccord Genuity Opinion and Formal Valuation and Moelis Opinion were necessarily based on financial, economic, market and other conditions as they existed on, and on the information made available to Canaccord Genuity and Moelis, respectively, as of December 21, 2020. Neither the Canaccord Genuity Opinion and Formal Valuation nor the Moelis Opinion speak as of the time the Proposed Transactions will be completed or as of any date other than the date of such opinions. Although subsequent developments may affect their respective opinions, neither Canaccord Genuity nor Moelis has any obligation to update, revise or reaffirm its opinions. These developments may include, among other things, changes to the operations and prospects of MDC’s or Stagwell’s businesses, regulatory or legal changes, general industry, market and economic conditions and other factors that may be beyond the control of MDC or Stagwell, and on which such opinions were based, and that may alter the value of Stagwell or the prices of securities of MDC at the effective time of the Proposed Transactions.
For a more complete description of the Canaccord Genuity Opinion and Formal Valuation and Moelis Opinion delivered to the MDC Special Committee and a summary of the material financial analyses performed by Canaccord Genuity and Moelis and reviewed by the MDC Special Committee in connection with their opinions, please refer to the section “The Proposed Transactions — Opinion of Moelis” and “The Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation” and to the full text of the Canaccord Genuity Opinion and Formal Valuation and Moelis Opinion included as Exhibits J and I to this Proxy Statement/Prospectus.
Some of MDC’s directors and executive officers have interests in seeing the Proposed Transactions completed that may be different from, or in addition to, those of other MDC Canada Shareholders.
Certain of MDC’s directors and executive officers have interests in the Proposed Transactions that may differ from, or be in addition to, those of MDC Canada Shareholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. These interests include, but are not limited to, the continued service of certain directors of MDC as directors of the Combined Company following the Proposed Transactions, the continued employment of all of MDC’s current executive officers by the Combined Company following the Proposed Transactions, the treatment in the Proposed Transactions of equity awards, and with respect to Mr. Penn, potential receipt of distributions as a result of the Proposed Transactions and the ownership of interests in Stagwell. The members of the MDC Special Committee and the MDC Board (with the Interested Directors abstaining) were aware of these interests and considered them, among others, in their approval and adoption of the Transaction Agreement and the Proposed Transactions and their recommendation that MDC Canada Shareholders adopt the Transaction Agreement and approve the Proposed Transactions. See “The Proposed Transactions — Interests of MDC’s Directors and Officers in the Proposed Transactions” for further discussion of these matters.
MDC and Stagwell may have difficulty attracting, motivating and retaining executives and other employees in light of the Proposed Transactions.
MDC and Stagwell may have difficulty attracting, motivating and retaining executives and other employees in light of the Proposed Transactions. Uncertainty about the effect of the Proposed Transactions on the employees of MDC and Stagwell may have an adverse effect on MDC and Stagwell. This uncertainty may impair MDC’s and Stagwell’s ability to attract, retain and motivate personnel until the Proposed Transactions are completed. Employee retention may be particularly challenging during the pendency of the Proposed Transactions, as employees may feel uncertain about their future roles with MDC or Stagwell after their combination. If employees of MDC or Stagwell depart because of issues relating to the uncertainty or perceived difficulties of integration or a desire not to become employees of MDC after the Proposed Transactions are consummated, MDC’s ability to realize the anticipated benefits of the Proposed Transactions could be reduced.
MDC may waive one or more of the conditions to the consummation of the Proposed Transactions without re-soliciting shareholder approval.
MDC may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the Proposed Transactions, to the extent permitted by applicable law. If MDC waives the satisfaction of a material condition to the consummation of the Proposed Transactions, MDC will evaluate the appropriate facts and circumstances at that time and re-solicit shareholder approvals of the Transaction Proposals if required to do so by applicable law or the rules of the NASDAQ. In some cases, if the MDC Board determines that such waiver or its effect on the MDC Canada Shareholders does not rise to the level of materiality that would require re-solicitation of proxies pursuant to applicable law or the rules of the NASDAQ, MDC would complete the Proposed Transactions without seeking further shareholder approval. Any determination whether to waive any condition to the Proposed Transactions or as to re-soliciting MDC shareholder approval or amending this Proxy Statement/Prospectus as a result of a waiver will be made by the MDC Board at the time of such waiver based on the facts and circumstances as they exist at that time.
Litigation relating to the Proposed Transaction, if any, could result in an injunction preventing the completion of the transactions and/or substantial costs to MDC.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the Transaction Agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on MDC's liquidity and financial condition. Lawsuits that may be brought against MDC or its directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Transaction Agreement already implemented and to otherwise enjoin the parties from consummating the Proposed Transactions. One of the conditions to the closing of the Proposed Transaction is that no injunction by any governmental entity having jurisdiction over MDC has been entered and continues to be in effect and no law has been adopted, in either case that prohibits the closing of the Proposed Transactions. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Proposed Transactions, that injunction may delay or prevent the mergers from being completed within the expected time frame or at all, which may adversely affect MDC's business, financial position and results of operations.
There can be no assurance that any of the defendants will be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect MDC's business, financial condition, results of operations and cash flows.
The COVID-19 pandemic triggered an economic crisis which may delay or prevent the consummation of the Proposed Transactions.
In March 2020, the World Health Organization declared the COVID 19 coronavirus outbreak a pandemic. The coronavirus has spread throughout the world and has resulted in unprecedented restrictions and limitations on operations of many businesses, educational institutions and governmental entities, including in the United States and Canada. Given the ongoing and dynamic nature of the COVID-19 crisis, it is difficult to predict the impact on the business of MDC and Stagwell, and there is no guarantee that efforts by MDC and Stagwell to address any adverse impact of COVID-19 will be effective. If MDC or Stagwell is unable to recover from a business disruption on a timely basis, the Proposed Transactions and the Combined Company’s business and financial conditions and results of operations following the completion of the Proposed Transactions would be adversely affected. The Proposed Transactions may also be delayed and adversely affected by the coronavirus outbreak, and become more costly. Each of MDC and Stagwell may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect its financial condition and results of operations.
Risks Relating to the Combined Company after Completion of the Proposed Transactions
Stagwell is subject to similar business risks as MDC.
Stagwell concentrates its business activities and services that are similar or adjacent to MDC’s and therefore is affected by many of the same economic conditions and similar risk that MDC faces in its business operations. See “Risk Factors — Risks Related to Stagwell”. The Combined Company will be subject to the risks that MDC and Stagwell currently face and in some cases those risks may be increased by the operations of the Combined Company.
The Up-C structure will place significant limitations on the Combined Company’s cash flow, because the Combined Company’s principal asset after the completion of the Proposed Transactions will be its interest in OpCo, and, accordingly, the Combined Company will depend on distributions from OpCo to pay its taxes and expenses, including payments under the Tax Receivables Agreement.
After the Proposed Transactions, as part of the Up-C structure, the Combined Company will be a holding company and its principal asset will be its ownership of OpCo Common Units and OpCo Preferred Units. Moreover, the Combined Company will have liabilities on its own balance sheet (including under the Goldman Note). This structure enables the Combined Company to obtain certain tax benefits relating to the Combined Company’s acquisitions of OpCo Common Units in connection with future taxable redemptions or exchanges of such OpCo Common Units for Combined Company Class A Common Shares or cash, and 85% of such tax benefits are payable to Stagwell under the Tax Receivables Agreement. However, the Combined Company will have no independent means of generating revenue or cash flow, and its ability to pay taxes and operating expenses, and to service its liabilities, including the Goldman Note and liabilities under the Tax Receivables Agreement, will be dependent upon the financial results and cash flows of OpCo and its subsidiaries, along with the distributions the Combined Company receives from OpCo. OpCo intends to make payments to the Combined Company solely out of its profits, and subject to limitations imposed under the Stagwell Credit Agreements and the Senior Notes, and there can be no assurance that OpCo and its subsidiaries will generate sufficient cash flow to distribute funds to the Combined Company or that applicable state law and contractual restrictions will permit such distributions. Moreover, because of the Up-C structure, this financing arrangement can give rise to U.S. corporate income tax liabilities for the Combined Company in respect of the formation of OpCo, and subsequently as OpCo makes cash distributions to the Combined Company, which will need to be taken into account. In such an event, the Combined Company would depend on further cash distributions from OpCo in order to enable it to pay such tax liabilities.
The Combined Company will also incur expenses related to its operations, including payments under the Goldman Note and the Tax Receivables Agreement, which the Combined Company expects could be significant. See “Certain Other Agreements Related to the Proposed Transactions — Tax Receivables Agreement.” The Combined Company intends, as its sole manager, to cause OpCo to make cash distributions to the owners of OpCo membership interests so that the Combined Company receives (i) an amount sufficient to allow it to fund all of its tax obligations in respect of taxable income allocated to it, including payments under the Goldman Note and the Tax Receivables Agreement and (ii) distributions to cover its operating expenses. When OpCo makes distributions in respect of the Combined Company’s tax liabilities, Stagwell and the other members of OpCo besides the Combined Company (or any subsidiary of the Combined Company) will be entitled to receive proportionate distributions based on their economic interests in OpCo Common Units at the time of such distributions. OpCo’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which OpCo is then a party, or any applicable law, or that would have the effect of rendering OpCo insolvent or exceed the amounts that OpCo is permitted to distribute under the Senior Notes. If the Combined Company does not have sufficient funds to pay tax or other liabilities, including under the Goldman Note, or to fund its operations, it may have to borrow funds, which could materially adversely affect its liquidity and financial condition and subject it to various restrictions imposed by any such indebtedness. To the extent that the Combined Company is unable to make payments under the Tax

Receivables Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivables Agreement and therefore accelerate payments due under the Tax Receivables Agreement. See “Certain Other Agreements Related to the Proposed Transactions — Tax Receivables Agreement” and “Certain Other Agreements Related to the Proposed Transactions — A&R OpCo LLC Agreement.”
In certain circumstances, OpCo will be required to make distributions to the Combined Company and the other holders of OpCo Common Units, and the distributions that OpCo makes may exceed, or in some cases be lower than, the Combined Company’s tax liabilities and obligations under the Tax Receivables Agreement. To the extent the Combined Company does not have expenditures for which it can use such excess cash, Stagwell and other owners of OpCo Common Units besides the Combined Company would benefit from any value attributable to such cash balances as a result of their ownership of Combined Company Class A Common Shares following an exchange of their OpCo Common Units.
OpCo is intended to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income of OpCo will be allocated to holders of OpCo Common Units and OpCo Preferred Units, including the Combined Company. Accordingly, the Combined Company will incur income taxes on its allocable share of any net taxable income of OpCo. Under the A&R OpCo LLC Agreement, OpCo will generally be required from time to time to make distributions in cash to the Combined Company in respect of the OpCo Common Units and OpCo Preferred Units in amounts that are intended to be sufficient to cover the taxes on its allocable share of the taxable income of OpCo, and OpCo will also be required to make pro rata distributions at such time to the other holders of OpCo Common Units. The Combined Company expects that these tax distributions may at some times exceed its tax liabilities and obligations to make payments under the Tax Receivables Agreement, although in certain cases (including if it incurs taxable income that is not the result of OpCo’s operations, as a result of limitations in the Stagwell Credit Agreements or Senior Notes, or due to circumstances where payments may be due to Stagwell under the Tax Receivables Agreement before the Combined Company realizes cash tax benefits relating to its acquisitions of OpCo Common Units in connection with future taxable redemptions or exchanges of such Opco Common Units for Combined Company Class A Common Shares or cash , these tax distributions may be lower than the Combined Company’s combined liabilities for taxes and the Tax Receivables Agreement. In the event of a shortfall in distributions, the Combined Company can defer payments under the Tax Receivables Agreement, subject to an interest charge. In the event excess cash is distributed, the Combined Company board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment obligations under the Tax Receivables Agreement and the payment of other expenses. The Combined Company will have no obligation to distribute such cash (or other available cash other than any declared dividend) to its stockholders. No adjustments to the redemption or exchange ratio of OpCo Common Units for Combined Company Class A Common Shares or cash, as applicable, will be made as a result of either any cash distribution the Combined Company receives from OpCo or any cash that it retains and does not distribute to its stockholders. To the extent that the Combined Company does not utilize any excess cash to fund its other expenditures, the other members of OpCo would benefit from any value attributable to such cash balances as a result of their ownership of Combined Company Class A Common Shares following a redemption or exchange of their OpCo Units. Additionally, no adjustments to the redemption or exchange ratio of OpCo Common Units for Combined Company Class A Common Shares or cash will be made in the event that the Combined Company incur liabilities or expenses but does not receive cash distributions from OpCo in sufficient amount to fund such liabilities or expenses.
The Tax Receivables Agreement with Stagwell requires the Combined Company to make cash payments to them in respect of certain tax benefits to which the Combined Company may become entitled, and the Combined Company expects that the payments it will be required to make will be substantial and may make the Combined Company a less attractive target to potential acquirers.
Upon the closing of the Proposed Transactions, the Combined Company will be a party to the Tax Receivables Agreement with OpCo and Stagwell. Under the Tax Receivables Agreement, the Combined Company will be required to make cash payments to Stagwell equal to 85% of the U.S. federal, state and local income tax savings, if any, that the Combined Company actually realizes, or in certain circumstances is deemed to realize, as a result of (i) increases in the tax basis of OpCo’s assets resulting from redemptions or exchanges by OpCo’s Common Unit holders (other than the Combined Company or one of its subsidiaries) for Combined Company Class A Common Shares or for cash, as applicable, as described under “Certain Other Agreements Related to the Proposed Transactions — Tax Receivables Agreement,” and (ii) certain other tax benefits related to the Combined Company making payments under the Tax Receivables Agreement. The Combined Company expects that the amount of the cash payments that it will be required to make under the Tax Receivables Agreement will be significant, and will be solely for Stagwell’s benefit. Any payments made by the Combined Company to Stagwell under the Tax Receivables Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to the Combined Company. Furthermore, the Combined Company’s future obligation to make payments under the Tax Receivables Agreement, and an acceleration of such obligations resulting from a change of control, could make it a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivables Agreement. For more information, see “Certain Other Agreements Related to the Proposed Transactions — Tax Receivables Agreement.”
The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivables Agreement, will vary depending on a number of factors, including, but not limited to, the timing of any future redemptions or exchanges of the OpCo Common Units held by other OpCo members, the price of Combined Company Class A Common Shares at the time of the redemption or exchange, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that the Combined Company generates in the future, the timing and amount of any earlier payments it makes under the Tax Receivables Agreement itself, the tax rates then applicable and the portion of its payments under the Tax Receivables Agreement constituting imputed interest. The Combined Company expects that, as a result of the increases in the tax basis of the tangible and intangible assets of OpCo attributable to the redeemed or exchanged Opco Common Units, the payments that it may make to Stagwell could be substantial. For example, assuming (i) that all of the OpCo Units subject to the Tax Receivables Agreement are redeemed or exchanged immediately after the completion of the Proposed Transactions, (ii) no material changes in relevant tax law, and (iii) that the Combined Company earns sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Tax Receivables Agreement, based on the price of Combined Company Class A Common Shares of $2.51 as of December 31, 2020, the Combined Company expects that the tax savings it would be deemed to realize would aggregate approximately $33 million over the 15-year period from the assumed date of such redemption or exchange, and over such period it would be required to pay Stagwell 85% of such amount, or approximately $28 million. The actual amounts the Combined Company may be required to pay under the Tax Receivables Agreement may materially differ from these hypothetical amounts, as potential future tax savings it will be deemed to realize, and Tax Receivables Agreement payments by it, will be calculated based in part on the market value of the Combined Company Class A Common Shares at the time of redemption or exchange and the prevailing federal tax rates applicable to the Combined Company over the life of the Tax Receivables Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on the Combined Company generating sufficient future taxable income to realize all of these tax savings (subject to the exceptions described under “Certain Other Agreements Related to the Proposed Transactions — Tax Receivables Agreement”). Payments under the Tax Receivables Agreement are not conditioned on Stagwell’s continued ownership of OpCo Common Units or Combined Company Class A Common Shares after the consummation of the Proposed Transactions. There may be a material negative effect on the Combined Company’s liquidity if, as described below, the payments under the Tax Receivables Agreement exceed the actual benefits it receives in respect of the tax attributes subject to the Tax Receivables Agreement and/or distributions to the Combined Company by OpCo are not sufficient to permit it to make payments under the Tax Receivables Agreement.
The Combined Company’s organizational structure, including the Tax Receivables Agreement, confers certain benefits upon Stagwell that will not benefit Combined Company Class A Common Shareholders (other than Stagwell) to the same extent as it will benefit Stagwell.
The Combined Company’s organizational structure, including the Tax Receivables Agreement, confers certain benefits upon Stagwell that will not benefit the holders of Combined Company Class A Common Shares to the same extent as it will benefit Stagwell. The Combined Company will enter into the Tax Receivables Agreement with OpCo and Stagwell and it will provide for the payment by the Combined

Company to Stagwell of 85% of the tax benefits, if any, that the Combined Company actually realizes, or in certain circumstances is deemed to realize, as a result of (i) increases in the tax basis of OpCo’s assets resulting from redemptions or exchanges of OpCo Common Units for Combined Company Class A Common Shares or for cash, as applicable, as described under “Certain Agreements Related to the Business Combination — A&R OpCo LLC Agreement,” and (ii) certain other tax benefits related to the Combined Company making payments under the Tax Receivables Agreement. Although the Combined Company will retain 15% of the amount of such tax benefits, this and other aspects of its organizational structure may adversely impact the future trading market for the Combined Company Class A Common Shares. Moreover, as a result of this structure, the Combined Company’s flexibility to incur liabilities and expenses prior to the Redomiciliation Effective Time, and its ability to fund expenses of the Combined Company with cash from OpCo’s operations, is significantly limited, and could give rise to significant corporate tax costs which need to be funded from OpCo’s cash.
In certain cases, payments under the Tax Receivables Agreement to Stagwell may be accelerated or significantly exceed the actual benefits the Combined Company realizes in respect of the tax attributes subject to the Tax Receivables Agreement.
The Tax Receivables Agreement provides that upon certain changes of control or if, at any time, the Combined Company elects an early termination of the Tax Receivables Agreement, then its obligations, or its successor’s obligations, under the Tax Receivables Agreement to make payments thereunder would be accelerated and calculated based on certain assumptions, including an assumption that the Combined Company would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivables Agreement. As a result of the foregoing, (i) the Combined Company could be required to make payments under the Tax Receivables Agreement that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the Tax Receivables Agreement (for example, if it does not end up having any income in the relevant period) and (ii) the Combined Company would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivables Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, the Combined Company’s obligations under the Tax Receivables Agreement could have a substantial negative impact on its liquidity and could have the effect of delaying, deferring or preventing certain change of control transactions. There can be no assurance that the Combined Company will be able to fund or finance its obligations under the Tax Receivables Agreement. Moreover, because of the size of Stagwell’s ownership interest in both OpCo and the Combined Company, Stagwell itself has the ability to control the Combined Company’s decision about whether to engage in a transaction that could trigger a change of control, and consequently an acceleration event under the Tax Receivables Agreement which would trigger an immediate cash payment to Stagwell.
Payments under the Tax Receivables Agreement will be based on the tax reporting positions that the Combined Company determines, and the Internal Revenue Service or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions it takes, and a court could sustain such challenge. Under the Tax Receivables Agreement, Stagwell will reimburse the Combined Company for any payments previously made if such tax benefits are subsequently disallowed, and to the extent a reimbursement payment has not been made, excess payments made to Stagwell will first be netted against payments otherwise to be made, if any, after the determination of such excess. However, the Combined Company might not determine that it has effectively made an excess cash payment to Stagwell for a number of years following the initial time of such payment and, if any of its tax reporting positions are challenged by a taxing authority, it will not be permitted to reduce any future cash payments under the Tax Receivables Agreement until any such challenge is finally settled or determined. As a result, payments could be made under the Tax Receivables Agreement in excess of the tax savings that the Combined Company realizes in respect of the tax attributes with respect to Stagwell that are the subject of the Tax Receivables Agreement.
The effective tax rate of the Combined Company’s group may change in the future, including as a result of the Redomiciliation and recent tax legislation.
Following the Proposed Transactions, the Combined Company will be organized in an Up-C structure, in which all of the assets and business of MDC and assets and businesses contributed by Stagwell in the

Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be the OpCo Common Units and OpCo Preferred Units.
Following the Proposed Transactions, the Combined Company will be allocated its distributive share of taxable income earned by OpCo and OpCo’s operations. Although a significant portion of OpCo’s assets will be held through subsidiaries that are treated as pass-through entities for U.S. tax purposes, a U.S. corporate subsidiary of OpCo (“Midas Corporate Holdco”) will be the U.S. owner of non-U.S. corporate subsidiaries currently owned by MDC, as well as non-U.S. corporate subsidiaries contributed by Stagwell in the Stagwell Contributions, in each case that are treated as controlled foreign corporations for U.S. tax purposes, as well as certain other corporate entities received by OpCo pursuant to the Stagwell Contributions. This entity will not be included with the Combined Company in a consolidated group, and will file U.S. tax returns on a separate basis. Under U.S. CFC rules, a “United States shareholder” of a CFC generally must include annually as ordinary income its pro rata share of its CFC’s “subpart F income” and “global intangible low-taxed income” and, to the extent an exemption is not available, amounts attributable to investments by the CFC in “United States property,” even if no distributions are made by the foreign subsidiaries to the shareholder. It is possible for such income to be offset by foreign tax credits, to the extent available. Additionally, dividend distributions from and other transactions between Midas Corporate Holdco and OpCo and its other subsidiaries can be expected to result in taxable income for OpCo which is allocated under U.S. partnership tax rules to OpCo’s members, including the Combined Company.
In addition, U.S. tax legislation enacted in 2017 significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions and certain deductions for executive compensation, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, revising the rules governing net operating losses, and introducing new anti-base erosion provisions. The legislation remains unclear in many respects and continues to be subject to potential amendments and technical corrections (including corrections and other modifications enacted in 2020 in connection with the CARES Act (described below)). Treasury and the IRS have issued significant guidance since the legislation was enacted, interpreting the legislation and clarifying some of the uncertainties, and are continuing to issue new guidance. There are still significant aspects of the legislation for which further guidance is expected, and both the timing and contents of any such future guidance are uncertain.
Further, changes to the U.S. federal income tax laws are proposed regularly and there can be no assurance that, if enacted, any such changes would not have an adverse impact on the Combined Company. For example, President Biden has suggested the reversal or modification of some portions of the 2017 U.S. tax legislation and certain of these proposals, if enacted, could result in a higher U.S. corporate income tax rate than is currently in effect and thereby increase the effective tax rate of the Combined Company and its subsidiaries following Proposed Transactions compared to current expectations. There can be no assurance that any such proposed changes will be introduced as legislation, or if they are introduced that they would be enacted, and if enacted what form they would take.
Moreover, the Combined Company and its subsidiaries could become subject to income tax in one or more countries, including the United States, as a result of activities performed by it (through its investment in OpCo), adverse developments or changes in law, contrary conclusions by the relevant tax authorities or other causes. The imposition of any of these income taxes could materially reduce the Combined Company’s after-tax returns.
Finally, in 2020, in response to significant market volatility and disruptions to business operations resulting from the global spread of COVID-19, legislatures and taxing authorities in many jurisdictions in which the Company operates have proposed or enacted changes to their tax rules (including, in the United States, the CARES Act). These changes include modifications that have temporary effect, and more permanent changes. Although the Company does not expect significant adverse changes to its tax profile resulting from the new rules, the long-term impact of these new rules, and future regulations and interpretations which have not yet been issued, is subject to change.
In light of these factors, the Company cannot assure you that the Combined Company’s effective income tax rate will not change in future periods, including as a result of and following the Proposed

Transactions. Moreover, U.S. tax laws significantly limit the Combined Company’s ability to redomicile outside of the U.S. once the Proposed Transactions are complete. Accordingly, if the Combined Company’s effective tax rate were to increase as a result of the Proposed Transactions, the Combined Company’s business could be adversely affected.
If completed, the expected benefits of the Proposed Transactions may not be realized.
There can be no assurance that all or any of the anticipated benefits of the Proposed Transactions will be achievable, particularly as the achievement of the benefits are in many important respects subject to factors that the Company does not and cannot control, including the reaction of third parties with whom the Company enters into contracts and do business and the reactions of investors.
After the Proposed Transactions, the Combined Company will have significantly more revenue, expenses, assets and employees than MDC had prior to the Proposed Transactions. In the Proposed Transactions, the Combined Company will also be assuming certain liabilities of Stagwell and taking on other obligations. The Combined Company may not successfully or cost-effectively integrate Stagwell’s business and operations into MDC’s existing business and operations. Even if the Combined Company is able to integrate the combined businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth and other opportunities that MDC currently expects from the Proposed Transactions within the anticipated time frame, or at all.
The integration of the Stagwell and MDC businesses may present significant challenges, and the Combined Company may not realize anticipated synergies and other benefits of the Proposed Transactions.
The combination of independent businesses is complex, costly and time-consuming, and combining the businesses of MDC and the Stagwell Subject Entities may divert significant management attention and resources and disrupt the Combined Company’s business. The failure to meet the challenges involved in integrating the businesses and to realize the anticipated benefits of the transaction could cause an interruption of, or a loss of momentum in, the Combined Company’s business activities and could adversely affect its results of operations. The overall combination of MDC and the Stagwell Subject Entities may also result in material unanticipated problems, expenses, liabilities, competitive responses, and loss of customer and other business relationships. The risks and difficulties of integration include, among others:
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the diversion of management attention to integration matters;

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integrating operations and systems, including intellectual property and communications systems, administrative and information technology infrastructure and financial reporting and internal control systems, some of which may prove to be incompatible;

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conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the businesses;

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retaining existing, and obtaining new customers;

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managing the expanded operations of a significantly larger company; and

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potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the Proposed Transactions.

In addition, even if the operations of MDC’s business and the Stagwell Subject Entities’ business are integrated successfully, the full benefits of the transaction may not be realized, including, among others, the synergies, cost savings or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame or at all. Further, additional unanticipated costs may be incurred in the integration of the MDC and Stagwell businesses. All of these factors could cause dilution to the earnings per share of the Combined Company, decrease or delay any accretive effect of the Proposed Transactions, and negatively impact the price of Combined Company Class A Common Shares following the Proposed Transactions.

Payments in connection with the exercise of Dissent Rights or appraisal rights may impair the Company’s financial resources.
Registered holders of MDC Canada Shares have the right to exercise certain Dissent Rights in cash in connection with the Proposed Transactions in accordance with the CBCA.
Registered holders of MDC Canada Class B Common Shares have the right to exercise appraisal rights, and demand payment of the fair value of their MDC Canada Shares, as the case may be, in cash in connection with the MDC Merger in accordance with DGCL 262.
If there are significant numbers of Dissenting Shareholders or MDC Canada Shareholders that exercise their appraisal rights, a substantial cash payment may be required to be made to such shareholders that could have an adverse effect on the Company’s financial condition and cash resources if the Proposed Transactions are completed.
The market price for the Combined Company Class A Common Shares following the closing of the Proposed Transactions may be affected by factors different from those that historically have affected or currently affect MDC Canada Class A Common Shares.
Upon consummation of the Proposed Transactions, holders of MDC Canada Class A Common Shares shall receive Combined Company Class A Common Shares. MDC’s businesses differ from those of Stagwell in certain respects, and vice versa, and accordingly the results of operations of the Combined Company will be affected by some factors that are different from those currently affecting the results of operations of MDC and those currently affecting the results of operations of Stagwell. Similarly, certain factors and risks related to results of operations of the Combined Company may be exacerbated or more important than for MDC’s business alone. The results of operations of the Combined Company may also be affected by factors different from those currently affecting MDC and Stagwell. For a discussion of the businesses of MDC and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this Proxy Statement/Prospectus and referred to under “Where You Can Find More Information.”
Sales of Combined Company Class A Common Shares after the Proposed Transactions may negatively affect the market price of Combined Company Class A Common Shares.
Stagwell will receive Combined Company Class C Common Shares in the Proposed Transactions, which, together with its OpCo Units can be exchanged into Combined Company Class A Common Shares after the end of a six-month restriction on exchange and will generally be eligible for immediate resale upon exchange. Furthermore, Stagwell, without taking into account any conversion of the MDC Canada Series 6 Shares, owns [           ]% of the outstanding MDC Canada Class A Common Shares and may, in certain circumstances, convert its MDC Canada Series 6 Preferred Shares into MDC Canada Class A Common Shares. MDC Canada Class A Common Shares owned by Stagwell are generally eligible for immediate resale subject to securities laws restrictions on sales by affiliates.
At the Closing, MDC and the Stagwell RRA Parties will enter into the Registration Rights Agreement pursuant to which, among other things and subject to certain restrictions, the Combined Company will be required to file with the SEC a registration statement registering for resale the Combined Company Class A Common Shares that (i) result, in connection with the Proposed Transactions, from the conversion of the MDC Canada Class A Common Shares Stagwell holds today, (ii) are issuable upon conversion of Stagwell’s Combined Company Series 6 Shares, and (iii) are issuable upon exchange of the Stagwell OpCo Units (in combination with the Stagwell Class C Shares), and to conduct certain underwritten offerings upon the request of holders of registrable securities, including direct and indirect transferees of the Stagwell RRA Parties. The Registration Rights Agreement provides that no shares will be sold thereunder prior to the date that is 91 days after the Closing.
The market price of Combined Company Class A Common Shares could decline as a result of sales of a large number of shares of Combined Company Class A Common Shares in the market after the consummation of the Proposed Transactions or even the perception that these sales could occur.

If securities analysts do not publish research or reports about the Combined Company’s business or if they publish negative evaluations of the Combined Company Class A Common Shares, the price of the Combined Company Class A Common Shares could decline.
The trading market for the Combined Company’s Class A Common Shares will rely, in part, on the research and reports that industry or financial analysts publish about the Combined Company or the Combined Company’s business. Equity research analysts may elect not to provide research coverage of the Combined Company’s Class A Common Shares after the completion of the Proposed Transactions, and such lack of research coverage may adversely affect the market price of the Combined Company Class A Common Shares. In the event it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of the Combined Company’s Class A Common Shares could decline if one or more equity research analysts downgrade its shares or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the Combined Company or fails to publish reports on it regularly, demand for the Combined Company Class A Common Shares could decrease, which in turn could cause its stock price or trading volume to decline.
The Proposed Transactions will result in changes to the Combined Company Board that may affect the Combined Company’s business strategy and operations.
The composition of the Combined Company’s board of directors will change, as described in more detail in the section titled “Governance and Management of the Combined Company Following the Proposed Transactions” of this Proxy Statement/Prospectus. The newly comprised Combined Company Board may affect business strategies and operating decisions with respect to the Combined Company that may have an adverse impact on the Combined Company’s business, financial condition and results of operations following the completion of the transaction.
Following the completion of the Proposed Transactions, the Combined Company will be a “controlled company” under NASDAQ rules.
Following the completion of the Proposed Transactions, Stagwell and its affiliates will control a majority of the voting power of the Combined Company’s outstanding capital stock. As a result, the Combined Company will be a “controlled company” under NASDAQ rules. As a controlled company, the Combined Company will be exempt from certain NASDAQ corporate governance requirements, including those that would otherwise require the board of the Combined Company to have a majority of independent directors and require that the Combined Company establish a compensation committee comprised entirely of independent directors, or otherwise ensure that the compensation of its executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. While the Company does not expect the Combined Company to rely on any of these exemptions, the Combined Company will be entitled to do so for as long as it will be considered a “controlled company,” and to the extent the Combined Company relies on one or more of these exemptions, holders of the Combined Company capital stock will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.
If the Combined Company fails to maintain an effective system of internal control over financial reporting, the Combined Company may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in the Combined Company’s financial and other public reporting, which would harm its business and the trading price of the Combined Company Class A Common Shares.
Effective internal control over financial reporting is necessary for the Combined Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. In connection with the preparation of Stagwell’s consolidated financial statements as of December 31, 2019 and 2018 and for the years then ended, Stagwell identified material weaknesses in its internal controls over financial reporting including (i) our failure to maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience and training commensurate with its accounting and reporting requirements (ii) our inability to design controls or maintain documentary evidence of existing control activities in response to the risks of material misstatement and (iii) our inability to design and maintain effective controls over information technology general controls for information systems relevant to the preparation of our financial statements. These material weaknesses have not been rectified as of the date of this Proxy Statement/Prospectus. Any failure to remediate such material weaknesses, to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Combined Company to fail to meet its reporting obligations. In addition, any testing by the Combined Company, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by the Combined Company’s independent registered public accounting firm, as and when required, may reveal deficiencies in MDC’s internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to its financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the Combined Company’s reported financial information, which could have a negative effect on the trading price of the Combined Company Class A Common Shares.
Following the Proposed Transactions, a downgrade of the Combined Company’s credit ratings could increase its cost of capital and limit its access to capital, suppliers or counterparties.
The Company anticipates that following the Proposed Transactions, the Combined Company’s long-term debt rating will be higher than MDC’s current ratings as the Combined Company and its subsidiaries will carry on both the business currently carried on by MDC and its subsidiaries and by SMGH and its subsidiaries, which will effect a change in the underlying financial condition of the Combined Company, and in particular the Combined Company is expected to have a lower debt-to-EBITDA ratio than MDC does today. However, there is no guarantee, and there is a risk that the ratings of the Combined Company’s long-term debt could be lower than MDC’s ratings. The credit ratings are based upon operating performance, liquidity and leverage ratios, overall financial position, and other factors viewed by the credit rating agencies as relevant to the Combined Company’s economic outlook. Because the Combined Company expects to rely in part on debt financing for ongoing operations, a downgrade in its credit rating, if any, may increase the Combined Company’s cost of borrowing, limit access to private and public markets to raise short-term and long-term debt, and negatively impact the Combined Company’s cost of capital.
The business of the Combined Company will be highly dependent on the services of Mark Penn, our Chief Executive Officer.
The Combined Company will depend on the continued services and performance of our key personnel, including our Chairman and CEO, Mark Penn. Although we have entered into an employment agreement with Mr. Penn, the agreement has no specific duration and constitutes at-will employment. The loss of key personnel, including Mr. Penn, could disrupt our operations and have an adverse effect on our business.
The Combined Company is required to abide by potentially significant restrictions which could limit the Combined Company’s ability to undertake certain corporate actions (such as related party transactions and certain business combinations) that otherwise could be advantageous to the Combined Company.
During the period following the Proposed Transactions when (x) Stagwell beneficially owns more than 10% of the then-issued and outstanding voting securities of the Combined Company, (y) Stagwell has nominated directors constituting a majority of the Combined Company Board, or (z) Stagwell has the contractual right to appoint a majority of the Combined Company Board, the Transaction Agreement generally will prohibit the Combined Company from (i) entering into certain related party transactions without the approval of a majority of the independent directors serving on the Combined Company Board and (ii) entering into any proposed business combinations involving Stagwell or its affiliates without (A) the approval of shareholders of the Combined Company representing a “majority of the minority” (disinterested MDC Canada Shareholders) of the voting power of the Combined Company and (B) the creation of a special committee of independent directors with authority similar to that of the MDC Special Committee. These restrictions may limit the Combined Company’s ability to pursue certain strategic transactions or engage in other transactions, including using Combined Company Common Shares to make acquisitions and in connection with equity capital market transactions or disposing of certain businesses that might increase the value of the Combined Company’s business.

The Combined Company, will, on a consolidated basis, assume and be responsible for all of the Stagwell Subject Entities’ liabilities following the closing of the Proposed Transactions, notwithstanding any breach of any representation or warranty of the Transaction Agreement.
While the Transaction Agreement contains certain representations and warranties about the Stagwell Subject Entities, the Transaction Agreement provides that all representations and warranties of the parties contained therein shall not survive the completion of the Proposed Transactions. Accordingly, there are no remedies available to the parties with respect to any breach of representations of the parties to the Transaction Agreement, except for any rights MDC may have under applicable law to bring a claim relating to or arising from fraud with respect to any representation or warranty made in the Transaction Agreement.
As such, notwithstanding whether any Stagwell liability is related to a breach of a representation or warranty in the Transaction Agreement, the Stagwell Subject Entities, and by virtue of the Proposed Transactions, the Combined Company, will bear full responsibility for any and all Stagwell liabilities following the closing of the Proposed Transactions. To the extent any such Stagwell liabilities are larger than anticipated, they could have an adverse impact on the business, results of operation and financial condition of the Combined Company.
The rights of stockholders under Delaware law may differ from the rights of shareholders under the CBCA.
If the Proposed Transactions are completed, MDC Canada Shareholders will become stockholders of a Delaware corporation. There are differences between the CBCA and the DGCL. For example, under the CBCA, many significant corporate actions such as amending a corporation’s articles of incorporation or consummating a merger require the approval of at least two-thirds of the votes cast by shareholders, whereas under the DGCL, in most cases, such actions require the approval of a majority of the voting power of outstanding stock entitled to vote on the matter. Furthermore, shareholders under the CBCA are entitled to dissent rights under a number of extraordinary corporate actions, including an amalgamation with another unrelated corporation, certain amendments to a corporation’s articles of incorporation or the sale of all or substantially all of a corporation’s assets, whereas under the DGCL, stockholders are only entitled to appraisal rights in connection with certain mergers, consolidations and similar transactions. As shown by the foregoing examples, if the Proposed Transactions are completed, in certain circumstances, holders of Combined Company Shares will be afforded different protections under the DGCL than MDC Canada Shareholders had under the CBCA. See “Comparison of Stockholders’ Rights” for further details.
Provisions in the Combined Company Certificate of Incorporation and the Combined Company Bylaws could impact change in control transactions.
In addition to protections afforded under the DGCL, the Combined Company Certificate of Incorporation and Combined Company Bylaws will contain provisions that could have the effect of delaying or preventing changes in control or changes in management or the Combined Company Board. These provisions include:
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no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

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the ability of the Combined Company Board to issue shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting such series and the designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of the shares of such series, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

The Combined Company Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by stockholders and will designate the United States federal district courts as the exclusive forum for resolving any complaint asserting a cause of action arising under the U.S. Securities Act, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with the Combined Company or its directors or officers or other matters pertaining to the Combined Company’s internal affairs.
The Combined Company Certificate of Incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for:

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any derivative action or proceeding brought on behalf of the Combined Company;

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any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Combined Company to the Combined Company or the Combined Company Shareholders;

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any action or proceeding asserting a claim arising pursuant to any provision of the DGCL (or any successor provision thereto) or as to which the DGCL (or any successor provision thereto) confers jurisdiction on the Court of Chancery of the State of Delaware;

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any action or proceeding asserting a claim against the Company or any current or former director, officer or other employee of the Company arising pursuant to any provision of the DGCL, the Combined Company Certificate of Incorporation, or the Combined Company Bylaws (as each may be amended form time to time);

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any action asserting a claim governed by the internal affairs doctrine; or

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any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

The Combined Company Certificate of Incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the U.S. Securities Act.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or its directors, officers or other matters pertaining to the Combined Company’s internal affairs or matters arising under the U.S. Securities Act, and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find these provisions of the Combined Company Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Combined Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, results of operations or financial condition.
Under the Combined Company Certificate of Incorporation, non-employee directors will generally have no obligation to offer the Combined Company corporate opportunities.
Directors of the Combined Company who are not also employees of the Combined Company will not have any duty to refrain from (i) engaging directly or indirectly in the same or similar business activities or lines of business that the Combined Company does, (ii) doing business with any potential or actual customer or supplier of the Combined Company, or (iii) employing or otherwise engaging any officer or employee of the Combined Company. In the event that any such director acquires knowledge of a potential transaction or matter which may be a corporate opportunity for him or herself or another person and the Combined Company, the Combined Company will not have any expectancy in the corporate opportunity, and no director will have any duty to communicate or offer the corporate opportunity to us and may pursue or acquire such corporate opportunity for him or herself or direct such opportunity to another person.
MDC Canada Shareholders might have difficulty enforcing civil liabilities against the Combined Company in Canada.
The enforcement by investors of civil liabilities under Canadian securities laws may be affected adversely by the fact that the Combined Company will be incorporated outside of Canada and that some or all of the officers and directors will be residents of a foreign country. As a result, it may be difficult or impossible for MDC Canada Shareholders in Canada to effect service of process within Canada upon the Combined Company, most of its subsidiaries and their officers and directors, or to realize, against them, upon judgments of courts of Canada predicated upon civil liabilities under Canadian securities laws. In addition, MDC Canada Shareholders in Canada should not assume that the courts of the U.S.: (a) would enforce judgments of Canadian courts obtained in actions against such persons predicated upon civil liabilities under Canadian securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under Canadian securities laws. In addition, awards of punitive damages in actions brought in Canada or elsewhere may be unenforceable in the U.S.

U.S. governed companies incur greater risk of class action shareholder litigation as compared to Canadian governed companies.
Following the Redomiciliation, MDC Delaware will be, and following the completion of the Proposed Transactions, the Combined Company will be domiciled in the state of Delaware. Historically, U.S. governed companies have been exposed to a greater risk of class action shareholder litigation as compared to Canadian governed companies.
Risks Relating to MDC’s Business
You should read and consider the risk factors specific to the Company’s business that will continue to affect the Combined Company after completion of the Proposed Transactions. These risks are described in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K of the Company for the year ended December 31, 2019, in the Quarterly Reports on Form 10-Q of the Company for the three-months ended March 31, 2020, for the six-months ended June 30, 2020 and for the nine months-ended September 30, 2020, which are incorporated by reference into this Proxy Statement/Prospectus, and in other documents that are incorporated by reference into this Proxy Statement/Prospectus.
Risks Relating to Stagwell
In this section, the Stagwell Subject Entities are referred to as “Stagwell”, “the Company,” “we,” “our,” or “us”.
Future economic and financial conditions could adversely impact our financial condition and results.
Advertising, marketing and communications expenditures are sensitive to global, national and regional macroeconomic conditions, as well as specific budgeting levels and buying patterns. Adverse developments including heightened economic uncertainty could reduce the demand for our services, which could have a material adverse effect on our revenue, results of operations, cash flows and financial position.
As a marketing services company, our revenues are highly susceptible to declines as a result of unfavorable economic conditions.
Global economic conditions could affect the marketing services industry more severely than other industries. In the past, some clients have responded to weakening economic conditions with reductions to their marketing budgets, which include discretionary components that are easier to reduce in the short term than other operating expenses. This pattern may recur in the future. Decreases in our revenue would negatively affect our financial results, including a reduction of our estimates of free cash flow from operations.
If our clients experience financial distress, their weakened financial position could negatively affect our own financial position and results.
We have a diverse client base, and at any given time, one or more of our clients may experience financial difficulty, file for bankruptcy protection or go out of business. Unfavorable economic and financial conditions in the global economy could increase client financial difficulties resulting in reduced demand for our services, reduced revenues, delayed payments by clients, and increased write offs of accounts receivable.
Conditions in the credit markets could adversely impact our results of operations and financial position.
Turmoil in the credit markets or a contraction in the availability of credit would make it more difficult for businesses to meet their capital requirements and could lead clients to change their financial relationship with their vendors, including us. If that were to occur, it could materially adversely impact our results of operations and financial position.
Seasonal fluctuations in marketing, communications and advertising activity could have a negative impact on our revenue, cash flow and operating results.
Our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our clients’ spending on the services we provide. For example, clients tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. Political advertising and related activity could also cause our revenue to increase during election cycles, which is most pronounced in even years, and decrease during other periods. If our growth rate declines or seasonal spending becomes more pronounced, seasonality could have a more significant impact on our revenue, cash flow and operating results from period to period.
Our financial condition and results of operations for fiscal 2020 and in the future may be adversely affected by the recent coronavirus outbreak.
Beginning in December 2019, an outbreak of coronavirus (“COVID-19”) emerged in China and has spread to other parts of the world, including locations where the Company conducts business. On March 11, 2020, the World Health Organization announced COVID-19 had been declared a pandemic, and on March 13, 2020 the U.S. President announced a national emergency relating to the disease. The spread of COVID-19 has caused significant volatility in the United States and international markets and, in many industries, including some in which our clients operate, business activity has virtually shut down entirely. The COVID-19 pandemic has negatively impacted the Company’s results of operations, statement of financial position and cash flows due to its impact on certain of our brands, particularly those that serve the travel and entertainment industries. In particular, certain brands within our Research — Technology and Digital — Content segment have a high concentration of clients in these industries that have been negatively impacted by, for example, restrictions on travel and public gatherings that limited or prohibited content production and movie theater attendance. Termination by airlines of any of their contracts with us could also have a material negative impact on certain of our brands. While it is difficult to predict the full scale of the impact of the COVID-19 pandemic, the effect of the pandemic on us and our clients could materially impact our operations and cash flows.
Stagwell competes for clients in highly competitive industries.
The Company operates in a highly competitive environment in an industry characterized by numerous advertising and marketing agencies of varying sizes, with no single advertising and marketing agency or group of agencies having a dominant position in the marketplace. Stagwell is, however, smaller than several of its larger industry competitors. Competitive factors include reputation, management, personal relationships, quality and reliability of service and expertise in particular niche areas of the marketplace. In addition, because an agency’s principal asset is its people, barriers to entry are minimal, and relatively small agencies are, on occasion, able to take all or some portion of a client’s business from a larger competitor.
While many of Stagwell’s client relationships are long-standing, companies put their advertising and marketing services businesses up for competitive review from time to time, including at times when clients enter into strategic transactions or experience senior management changes. To the extent that the Company fails to maintain existing clients or attract new clients, or if we fail to meet marketing performance target or other client expectations, Stagwell’s business, financial condition, operating results, and cash flows may be affected in a materially adverse manner.
If our available liquidity is insufficient, our financial condition could be adversely affected and we may be unable to fund contingent deferred acquisition liabilities, and any put options if exercised.
Stagwell maintains a committed $325 million secured revolving credit facility due November 18, 2024 (the “Revolving Credit Agreement”), together with cash flow from operations, to fund its working capital needs and to fund the exercise of put option obligations and contingent deferred acquisition payments. If credit were unavailable or insufficient under the Revolving Credit Agreement, Stagwell’s liquidity could be adversely affected and Stagwell’s ability to fund its working capital needs and any contingent obligations with respect to put options or contingent deferred acquisition payments could be adversely affected. Stagwell has made acquisitions for which it has deferred payment of a portion of the purchase price, with the deferred acquisition consideration generally payable based on achievement of certain thresholds of future earnings of the acquired company. In addition, a noncontrolling shareholder in an acquired business often has the right to require Stagwell to purchase all or part of its interest, either at specified dates or upon the termination of such shareholder’s employment with the subsidiary or death (put rights). Payments to be made by the Company in respect of deferred acquisition consideration and noncontrolling shareholder put rights may be significantly higher than the amounts estimated by Stagwell because the actual obligation adjusts based on the performance of the acquired businesses over time. If available liquidity is insufficient, Stagwell may be unable to fund contingent deferred acquisition payments.
Stagwell may not realize the benefits it expects from past acquisitions or acquisitions or other strategic transactions Stagwell may make in the future.
Stagwell’s business strategy includes ongoing efforts to engage in acquisitions of ownership interests in entities in the marketing communications services industry and other strategic transactions.
The success of acquisitions or strategic investments depends on the effective integration of newly acquired businesses into Stagwell’s current operations. Such integration is subject to risks and uncertainties, including realization of anticipated synergies and cost savings, the ability to retain and attract executives and clients, the diversion of management’s attention from other business concerns, and undisclosed or potential legal liabilities of the acquired company. Stagwell’s failure to address these risks or other problems encountered in connection with our past or future acquisitions and other strategic transactions could cause Stagwell to fail to realize their anticipated benefits, incur unanticipated liabilities and harm Stagwell’s business generally. Stagwell’s acquisitions and other strategic transactions could also result in dilutive issuances of the Company’s equity securities, the incurrence of debt, contingent liabilities, or amortization expenses, or impairment of goodwill and/or purchased long-lived assets, and restructuring charges, any of which could harm its financial condition or operating results. Furthermore, the anticipated benefits or value of Stagwell’s acquisitions and other strategic transactions may not materialize.
Stagwell’s business could be adversely affected if it loses key clients.
Stagwell’s strategy has been to acquire ownership stakes in diverse marketing communications businesses to minimize the effects that might arise from the loss of any one client. Loss of clients, including a significant reduction in spending on our services by our largest clients or the loss of several of our largest clients, could have a material adverse effect on our business, results of operations and financial position.
Stagwell’s ability to generate new business from new and existing clients may be limited.
To increase its revenues, Stagwell needs to obtain additional clients or generate demand for additional services from existing clients. Stagwell’s ability to generate initial demand for its services from new clients and additional demand from existing clients is subject to such clients’ and potential clients’ requirements, pre-existing vendor relationships, financial conditions, strategic plans and internal resources, as well as the quality of Stagwell’s employees, services and reputation and the breadth of its services. To the extent Stagwell cannot generate new business from new and existing clients due to these limitations, Stagwell’s ability to grow its business and to increase its revenues will be limited.
Stagwell’s business could be adversely affected if it loses or fails to attract key executives or employees.
Management succession at our agencies is very important to the ongoing results of Stagwell because, as in any service business, the success of a particular agency is dependent upon the leadership of key executives and management. If key executives were to leave our agencies, the relationships that Stagwell has with its clients could be adversely affected.
Employees, including research and data acquisition, analytics and data science, technology development, content development, media, account and practice group specialists, and their skills and relationships with clients, are among Stagwell’s most important assets. An important aspect of Stagwell’s competitiveness is its ability to retain key employee and management personnel. Compensation for these key employees is an essential factor in attracting and retaining them, and Stagwell may not offer a level of compensation sufficient to attract and retain these key employees. If Stagwell fails to hire and retain a sufficient number of these key employees, it may not be able to compete effectively. If key executives were to leave our agencies, the relationships that Stagwell has with its clients could be adversely affected.
Stagwell is exposed to the risk of client defaults.
Certain of Stagwell’s brands often incur expenses on behalf of their clients for productions and in order to secure a variety of media time and space, in exchange for which they receive a fee. The difference between the gross production costs and media purchases and the revenue earned by us can be significant. While Stagwell takes precautions against default on payment for these services (such as credit analysis, advance billing of clients, and in some cases acting as an agent for a disclosed principal) and has historically had a very low incidence of default, Stagwell is still exposed to the risk of significant uncollectible receivables from our clients. The risk of a material loss could significantly increase in periods of severe economic downturn. Such a loss could have a material adverse effect on our results of operations, cash flows and financial position.
Stagwell’s results of operations are subject to currency fluctuation risks.
Although Stagwell’s financial results are reported in U.S. dollars, a portion of its revenues and operating costs are denominated in currencies other than the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and other currencies, particularly the Canadian dollar, may affect Stagwell’s financial results and competitive position.
Goodwill and intangible assets may become impaired.
We have recorded a significant amount of goodwill and intangible assets in our consolidated financial statements in accordance with GAAP resulting from our acquisition activities, which principally represents the specialized know-how of the workforce at the agencies we have acquired. We test, at least annually, the carrying value of goodwill for impairment, as discussed in Note 2 of the Notes to the Stagwell Consolidated Financial Statements included herein. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. If Stagwell concludes that any intangible asset and goodwill values are impaired, any resulting non-cash impairment charge could have a material adverse effect on our results of operations and financial position. No impairment was recorded during the twelve months ended December 31, 2019 or the nine months ended September 30, 2020.
Stagwell is subject to regulations and litigation risk that could restrict our activities or negatively impact our revenues.
Advertising and marketing communications businesses are subject to government regulation, both domestic and foreign. There has been an increasing trend in the United States for advertisers to resort to litigation and self-regulatory bodies to challenge comparative advertising on the grounds that the advertising is false and deceptive. Moreover, there has recently been an expansion of specific rules, prohibitions, media restrictions, labeling disclosures, and warning requirements with respect to advertising for certain products. Proposals have been made to ban the advertising of specific products and to impose taxes on or deny deductions for advertising which, if successful, may have an adverse effect on advertising expenditures and consequently, on Stagwell’s revenues.
Certain of Stagwell’s agencies produce software and e-commerce tools for their clients, and these product offerings have become increasingly subject to litigation based on allegations of patent infringement or other violations of intellectual property rights. As we expand these product offerings, the possibility of an intellectual property claim against Stagwell grows. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop offering these services, pay monetary damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our clients. Such arrangements may cause our operating margins to decline.
In addition, laws and regulations related to consumer privacy, use of personal information and digital tracking technologies have been proposed or enacted in the United States and certain international markets (including the European Union’s General Data Protection Regulation, or “GDPR,” the proposed European Union “ePrivacy Regulation” and the recently enacted California Consumer Privacy Act, or “CCPA”). We face increasing costs of compliance in an uncertain regulatory environment and any failure to comply with these legal requirements could result in regulatory penalties or other legal ability. Furthermore, these laws and regulations may impact the efficacy and profitability of certain digital marketing and analytics services we provide to clients, making it difficult to achieve our clients’ goals. These and other related factors could affect our business and reduce demand for certain of our services, which could have a material adverse effect on our results of operations and financial position.
Compliance with data privacy laws requires ongoing investment in systems, policies and personnel and will continue to impact our business in the future by increasing legal, operational and compliance costs. While we have taken steps to comply with data privacy laws, we cannot guarantee that our efforts will meet the evolving standards imposed by data protection authorities. In the event that we are found to have violated data privacy laws, we may be subject to additional potential private consumer, business partner or securities litigation, regulatory inquiries, governmental investigations and proceedings and we may incur damage to our reputation. Any such developments may subject us to material fines and other monetary penalties and damages, divert management’s time and attention, and lead to enhanced regulatory oversight all of which could have a material adverse effect on our business and results of operations.
We rely extensively on information technology systems and cybersecurity incidents could adversely affect us.
We rely on information technologies and infrastructure to manage our business, including digital storage of client marketing and advertising information and developing new business opportunities. Increased cybersecurity threats and attacks, which are becoming more sophisticated, pose a risk to our systems and networks. Security breaches, improper use of our systems and unauthorized access to our data and information by employees and/or others may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. We also have access to sensitive or personal data or information that is subject to privacy laws and regulations. Our systems and processes to protect against, detect, prevent, respond to and mitigate cybersecurity incidents and our organizational training for employees to develop an understanding of cybersecurity risks and threats may be unable to prevent material security breaches, theft, modification or loss of data, employee malfeasance and additional known and unknown threats. In addition, we use third-party service providers, including cloud providers, to store, transmit and process data. Any breakdown or breach in our systems or data-protection policies, or those of our third-party service providers, could adversely affect our reputation or business.
The Stagwell Revolving Credit Agreement and Term Loan Credit Agreement (together the “Stagwell Credit Agreements”) contain various covenants that limit Stagwell’s discretion in the operation of our business.
The Credit Agreements limit our discretion in the operation of our business by restricting our ability to:
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sell, purchase, or otherwise acquire assets;

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acquire equity interests;

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guarantee any obligations of any other person;

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pay dividends and make other distributions;

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redeem or repurchase our capital stock;

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incur additional debt and issue capital stock;

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create liens;

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consolidate, merge, or sell substantially all of our assets;

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enter into certain transactions with our affiliates;

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make loans, investments, or advances;

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undergo a change in control;

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engage in new lines of business;

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enter into sale and leaseback transactions;

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enter into swap agreements; and

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amend governing documents where such amendments would be adverse to the lenders.

These restrictions on our ability to operate our business in our discretion could seriously harm our business by, among other things, limiting our ability to take advantage of financing, mergers and acquisitions and other corporate opportunities. The Credit Agreements are subject to various additional covenants including a total leverage ratio financial covenant. Events beyond our control could affect our ability to meet these financial tests, and we cannot assure you that they will be met.
Our indebtedness could adversely affect our cash flow and prevent us from fulfilling our obligations, including those under the Credit Agreements.
As of September 30, 2020, Stagwell had $217.0 million, net of debt issuance costs, of indebtedness. In addition, we expect to make additional drawings under the Credit Agreements from time to time. As a holding company, our ability to pay principal and interest on our indebtedness is dependent on the generation of cash flow by and distributions from our subsidiaries. Our subsidiaries’ business may not generate sufficient cash flow from operations to meet Stagwell’s debt service and other obligations. If we are unable to meet our expenses and debt service obligations as they become due, we may need to obtain additional debt, refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to obtain additional debt, refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations as they become due, to obtain additional debt or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business, financial condition and results of operations.
If we cannot make scheduled payments on our debt, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable; the lenders under the Credit Agreements could terminate their commitments to loan us money and foreclose against the assets securing our borrowings; and we could be forced into bankruptcy or liquidation. Our level of indebtedness could have adverse consequences on our business. For example, it could:
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make it more difficult for us to satisfy our obligations under the Credit Agreements;

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make it difficult for us to meet our obligations with respect to our contingent deferred acquisition payments;

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increase our vulnerability to general adverse economic and industry conditions;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and other activities;

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limit our flexibility in planning for, or reacting to, changes in our business and the advertising industry, which may place us at a competitive disadvantage compared to our competitors that have less debt; and

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limit, particularly in concert with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds or take other actions.

We may be able to incur substantially more indebtedness, which could further increase the risks associated with our leverage.
We may incur substantial additional indebtedness in the future. The terms of our Credit Agreements permit us and our subsidiaries to incur additional indebtedness subject to certain limitations. If we or our subsidiaries incur additional indebtedness, the related risks that we face could increase.
Stagwell is a holding company dependent on its subsidiaries for our ability to service its debt.
Stagwell is a holding company with no operations of our own. Consequently, our ability to service our debt is dependent upon the earnings from the businesses conducted by our subsidiaries. Our subsidiaries are separate and distinct legal entities. Although our operating subsidiaries have generally agreed to allow us to consolidate and “sweep” cash, subject to the timing of payments due to noncontrolling interest holders, any distribution of earnings to us from our subsidiaries is contingent upon the subsidiaries’ earnings and various other business considerations. Also, our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization will be structurally subordinated to the claims of that subsidiary’s creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.
We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we fail to develop and maintain a proper and effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.
As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of public companies required by Section 404(a) of the Sarbanes-Oxley Act.
Following the closing of the Proposed Transactions, we will be a part of the Combined Company and will have significant requirements for enhanced financial reporting and internal controls. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause the Combined Company to fail to meet its reporting obligations on a timely basis, or result in material misstatements in its consolidated financial statements. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.
In connection with the preparation of our consolidated financial statements as of December 31, 2019 and 2018 and for the years then ended, we identified material weaknesses in our internal controls over financial reporting including (i) our failure to maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience and training commensurate with its accounting and reporting requirements (ii) our inability to design controls or maintain documentary evidence of existing control activities in response to the risks of material misstatement and (iii) our inability to design and maintain effective controls over information technology general controls for information systems relevant to the preparation of our financial statements.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.
While we are designing and implementing measures to remediate our existing material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate any of the deficiencies in our internal control over financial reporting or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause the Combined Company to fail to meet its reporting obligations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Information both included and incorporated by reference in this Proxy Statement/Prospectus may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the Combined Company; information concerning the Proposed Transactions; the anticipated benefits of the Proposed Transactions; the likelihood of the Proposed Transactions being completed; the anticipated outcomes of the Proposed Transactions; the tax impact of the Proposed Transactions on MDC and MDC Canada Shareholders; the timing of the Meeting; the Required Shareholder Approvals and regulatory and stock exchange approval of the Proposed Transactions; and the timing of the implementation of the Proposed Transactions.
Forward-looking statements in this Proxy Statement/Prospectus are based on certain key expectations and assumptions made by the Company. Although the management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to: the ability to receive, in a timely manner and on satisfactory terms, the Required Shareholder Approvals, the authorization of the Director under the CBCA for the Proposed Transactions; applicability of certain U.S. and Canadian securities regulations and exemptions; the inclusion of the Combined Company Class A Common Shares in U.S. stock market indices; the reaction of the capital markets to the Proposed Transactions; the future marketability of the Combined Company Class A Common Shares; general business, economic and market conditions; the competitive environment; anticipated and unanticipated tax consequences; and anticipated and unanticipated costs.
These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” beginning on page 50 of this Proxy Statement/Prospectus, and under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2019 under Item 1A, in the Company’s Quarterly Reports on Form 10-Q for the three-months ended March 31, 2020 for the six-months ended June 30, 2020 and for the nine-months ended September 30, 2020, in each case under Item 1A and which are incorporated herein by reference. These and other risk factors include, but are not limited to, the following:
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an inability to realize expected benefits of the Proposed Transactions or the occurrence of difficulties in connection with the Proposed Transaction;

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adverse tax consequences in connection with the Proposed Transactions for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

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the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;

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the impact of uncertainty associated with the Proposed Transactions on MDC’s and Stagwell’s respective businesses;

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direct or indirect costs associated with the Proposed Transactions, which could be greater than expected;

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the risk that a condition to completion of the Proposed Transactions may not be satisfied and the Proposed Transactions may not be completed; and

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the risk of parties challenging the Proposed Transactions or the impact of the Proposed Transactions on MDC’s debt arrangements.

The foregoing list is not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this Proxy Statement/Prospectus. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this Proxy Statement/Prospectus because the Company can give no assurance that they will prove to be correct.
The forward-looking statements contained in this Proxy Statement/Prospectus are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this Proxy Statement/Prospectus or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this Proxy Statement/Prospectus as a result of new information or future events, except as may be required under applicable securities law.
You should carefully consider these risks factors and the risk factors outlined in more detail under the caption “Risk Factors”, beginning on page 50 in this Proxy Statement/Prospectus and under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2019 under Item 1A, in the Company’s Quarterly Reports on Form 10-Q for the three-months ended March 31, 2020, for the six-months ended June 30, 2020 and for the nine-months ended September 30, 2020, in each case under Item 1A and which are incorporated herein by reference.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
On December 21, 2020, MDC and Stagwell entered into the Transaction Agreement contemplating, among other things, the Proposed Transactions. The Stagwell Subject Entities comprise Stagwell Marketing and its direct and indirect subsidiaries. In this section, the Stagwell Subject Entities are referred to as “Stagwell”.
In respect of the Proposed Transactions, the acquired assets and assumed liabilities, together with acquired processes and employees, represent a business as defined in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). The unaudited pro forma condensed combined financial information assumes that the Proposed Transactions are accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to FASB Topic 805-10, Business Combinations, with MDC treated as the legal acquirer and Stagwell treated as the accounting acquirer. In identifying Stagwell as the acquiring entity for accounting purposes, MDC and Stagwell took into account a number of factors as of the date of this Form S-4, including the relative voting rights and the intended corporate governance structure of New MDC. Stagwell is considered the accounting acquirer since it will control the board of directors of the Combined Company and will have an indirect ownership interest in the Combined Company’s only operating subsidiary through its approximately 74% ownership of the common units in OpCo (as may be adjusted in connection with the Stagwell Restructuring). However, no single factor was the sole determinant in the overall conclusion that Stagwell is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion Under the acquisition method of accounting, the assets and liabilities of MDC, as the accounting acquiree, will be recorded at their respective fair value as of the date the Proposed Transactions are completed.
The following unaudited pro forma condensed combined financial information gives effect to the Proposed Transactions. The Unaudited Pro Forma Condensed Combined Balance Sheet is presented as if the Proposed Transactions had occurred on September 30, 2020. The Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019 are presented as if the Proposed Transactions had occurred on January 1, 2019, the beginning of the earliest period presented. The unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Stagwell and MDC, and the assumptions and adjustments set forth in the accompanying explanatory notes. This unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting where Stagwell is considered the acquirer of MDC for accounting purposes. See “Note 2  —  Basis of Pro Forma Presentation” below on page 83.
The unaudited pro forma condensed combined financial information for the Proposed Transactions has been developed from Stagwell’s and MDC’s historical financial statements. MDC’s unaudited interim consolidated financial statements are contained in MDC’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2020 filed with the SEC on October 29, 2020 and MDC’s audited financial statements are contained in MDC’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 5, 2020, as revised in the Company’s Current Report on Form 8-K filed August 31, 2020 which are each incorporated by reference into this Form S-4. The acquisition of MDC will be accounted for as a business combination and will reflect the application of acquisition accounting in accordance with ASC 805. For purposes of developing the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2020, the net assets, including identifiable intangible assets and liabilities assumed, of MDC have been recorded at their estimated fair value with the excess consideration assigned to goodwill. The pro forma adjustments are based on preliminary estimates of the fair value of the assets acquired and liabilities assumed and information available as of the date of this Proxy Statement/Prospectus. Certain valuations and assessments, including valuations of property, plant and equipment, contingent consideration, other intangible assets as well as the assessment of the tax positions and tax rates of the combined business, are in process and will not be completed until subsequent to the close of the Proposed Transactions. The estimated fair values assigned in this unaudited pro forma condensed combined financial information is preliminary and represent Stagwell’s current best estimate of fair value and are subject to revision.

At the Closing, an aggregate of 216,250,000 Combined Company Class C Common Shares will be issued to Stagwell in exchange for the Stagwell New MDC Contribution. The Combined Company Class C Common Shares do not participate in the earnings of the Combined Company. Additionally, an aggregate of 216,250,000 OpCo Common Units will be issued to Stagwell in exchange for the Stagwell OpCo Contribution.
The fair value of the purchase consideration, or the purchase price, in the unaudited pro forma condensed combined financial information is estimated to be approximately $198.0 million. The purchase consideration consists of approximately 78 million shares of Class A and B common stock based on a per share price of $2.51, which represents the closing price of the MDC Canada Class A Common Shares on January 5, 2021.
Accounting Treatment for the Proposed Transactions and Related Pro Forma Adjustments
As previously noted, the Proposed Transactions are being accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to ASC 805, with MDC treated as the legal acquirer and Stagwell treated as the accounting acquirer. ASC 805 requires the allocation of the purchase price consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination. As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the total purchase price to acquire MDC has been allocated to the assets acquired and assumed liabilities of MDC based upon preliminary estimated fair values at the date of acquisition, as if the acquisition had occurred on September 30, 2020. The fair value of the acquired assets and assumed liabilities as of the date of acquisition are based on preliminary estimates made by Stagwell, which relied in part on a third-party valuation expert. Stagwell’s estimates are subject to change upon the finalization of appraisals and other valuation analyses, which are expected to be completed no later than one year from the date of acquisition. Although the completion of the valuation activities may result in asset and liability fair values that are different from the preliminary estimates included herein, it is not expected that those differences would alter the understanding of the impact of this transaction on the consolidated financial position and results of operations of Stagwell or the Combined Company.
In connection with the Proposed Transactions, Stagwell and MDC will enter into the Tax Receivables Agreement, pursuant to which the Combined Company will agree to pay Stagwell 85% of the cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to exchanges by Stagwell and (b) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivables Agreement. The Combined Company expects to benefit from the remaining 15% of cash savings, if any, that are realized. Due to the uncertainty in the amount and timing of future Paired Interest Exchanges, the unaudited pro forma consolidated financial information assumes that no exchanges of Paired Interests have occurred and therefore no increases in tax basis in the Combined Company’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the Paired Interests were exchanged, the Combined Company would recognize a deferred tax asset of approximately $33 million and a liability of approximately $28 million, assuming (i) all Paired Interest Exchanges occurred on the same day; (ii) a constant corporate tax rate of 28%, (iii) the Combined Company will have sufficient taxable income to fully utilize the tax benefits in the year the related tax deduction arises; and (iv) no material changes in tax law. The actual amount of deferred tax assets and related liabilities that the Combined Company will recognize will differ based on, among other things, the timing of the Paired Interest Exchanges, the price of Combined Company Class A Common Shares at the time of the exchange, and the tax rates then in effect.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2020
(in thousands)
(In thousands)	Stagwell Marketing Group LLC Historical		MDC Partners Inc. Historical	Transaction Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$97,478		$37,075	$(87,376)	(5a)	$47,177
Accounts receivable, less allowance for doubtful accounts	190,304		403,636	—		593,940
Expenditures billable to clients	33,420		21,884	—		55,304
Other current assets	30,398		67,585	—		97,983
Total current assets	351,600		530,180	(87,376)		794,404
Fixed assets, at cost, less accumulated depreciation	34,364		87,908	—		122,272
Right of use assets – operating leases	60,514		227,362	93,931	(5b)	381,807
Goodwill	341,692		710,013	172,605	(5c)	1,224,310
Other intangible assets, net	182,968		46,600	647,000	(5d)	876,568
Deferred tax assets	—		82,576	(82,576)	(5e)	—
Other assets	16,417	(4a)	21,493	—		37,910
Total assets	987,555		1,706,132	743,584		3,437,271
Liabilities, Redeemable Non-Controlling Interests and Shareholders’ Deficit
Current liabilities:
Accounts payable	143,006		128,643	—		271,649
Accruals and other current liabilities	76,742	(4b)	323,414	46,835	(5f)	446,991
Advance billings	77,140		157,101	—		234,241
Current portion of lease liabilities – operating leases	18,743		40,038	3,254	(5b)	62,035
Current portion of deferred acquisition consideration	5,069		39,321	—		44,390
Total current liabilities	320,700		688,517	50,089		1,059,306
Long-term debt	215,998		860,422	59,719	(5g)	1,136,139
Long-term portion of deferred acquisition consideration	1,524		6,824	31,075	(5h)	39,423
Long-term lease liabilities – operating leases	55,680		257,107	20,894	(5b)	333,681
Other liabilities	26,422	(4c)	38,439	118,384	(5i)	183,245
Total liabilities	620,324		1,851,309	280,161		2,751,794
Redeemable Noncontrolling Interests	712		25,172	14,258	(5j)	40,142
Commitments, contingencies and guarantees			—	—
Shareholders’ deficit:			—	—
Convertible preference shares	—		152,746	28,602	(5k)	181,348
Common shares and other paid-in capital	333,612	(4d)	106,037	(315,920)	(5k)	123,729
Accumulated deficit	—	(4d)	(476,293)	449,282	(5l)	(27,012)
Accumulated other comprehensive (loss) income	(2,926)	(4d)	6,768	(6,768)	(5l)	(2,926)
Shareholders’ Capital (Deficit)	330,686		(210,742)	155,195		275,139
Noncontrolling interests	35,833		40,393	293,970	(5k)	370,196
Total Shareholders’ Deficit	366,519		(170,349)	449,165		645,335
Total Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Deficit	$987,555		$1,706,132	$743,584		$3,437,271

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2020
(In thousands, except share and per share amounts)
	Stagwell Marketing Group LLC Historical	MDC Partners Inc. Historical	Transaction Adjustments		Pro Forma Combined
Revenue
Services	$574,970	$870,843	$—		$1,445,813
Operating expenses:	—	—	—
Cost of services sold	373,064	560,856	—		933,920
Office and general expenses	127,181	205,075	(4,733)	(6b)	327,523
Depreciation and amortization	29,838	27,437	39,278	(6c)	96,553
Impairment and other losses	—	19,159	—		19,159
	530,083	812,527	34,545		1,377,155
Operating income	44,887	58,316	(34,545)		68,658
Other income (expenses)	—
Interest expense and finance charges, net	(4,665)	(46,819)	(14,699)	(6d)	(66,183)
Foreign exchange gain (loss)	—	(7,256)	4,058	(6e)	(3,198)
Other, net	1,742	22,723	—		24,465
	(2,923)	(31,352)	(10,641)		(44,916)
Income before income taxes and equity in earnings of non-consolidated affiliates	41,964	26,964	(45,186)		23,742
Income tax expense	3,211	7,029	(4,679)	(6f)	5,561
Income before equity in earnings of non-consolidated affiliates	38,753	19,935	(40,507)		18,181
Equity in earnings (losses) of non-consolidated affiliates	7	(829)	—		(822)
Net income	38,760	19,106	(40,507)		17,359
Net income attributable to the noncontrolling interest	(4,634)	(14,620)	1,402	(6g)	(17,852)
Net income (loss) attributable to Company	34,126	4,486	(39,105)		(493)
Accretion on and net income allocated to convertible preference shares	—	(10,528)	—		(10,528)
Net income (loss) attributable to Company common shareholders	$34,126	$(6,042)	$(39,105)		$(11,021)
Earnings per share:
Net income per share:
Basic		(0.08)			(0.15)
Diluted		(0.08)			(0.15)
Weighted average number of common shares outstanding:
Basic		72,713,257	—	(6i)	72,713,257
Diluted		72,713,257	—	(6i)	72,713,257
See the accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Twelve Months Ended December 31, 2019
(In thousands, except share and per share amounts)
	Stagwell Marketing Group LLC Historical	MDC Partners Inc. Historical	Transaction Adjustments		Pro Forma Combined
Revenue
Services	$628,666	$1,415,803	$—		$2,044,469
Operating expenses:
Cost of services sold	376,280	961,076	8,268	(6a)	1,345,624
Office and general expenses	175,962	328,339	52,454	(6b)	556,755
Depreciation and amortization	35,729	38,329	52,384	(6c)	126,442
Impairment and other losses	-	7,819	-		7,819
	587,971	1,335,563	113,106		2,036,640
Operating income	40,695	80,240	(113,106)		7,829
Other income (expenses)					-
Interest expense and finance charges, net	(8,659)	(64,942)	(18,209)	(6d)	(91,810)
Foreign exchange gain (loss)	-	8,750	(9,832)	(6e)	(1,082)
Other, net	(1,144)	(2,401)	-		(3,545)
	(9,803)	(58,593)	(28,041)		(96,437)
Income before income taxes and equity in earnings of non-consolidated affiliates	30,892	21,647	(141,147)		(88,608)
Income tax expense	10,004	10,533	(8,169)	(6f)	12,368
Income before equity in earnings of non-consolidated affiliates	20,888	11,114	(132,978)		(100,976)
Equity in earnings (losses) of non-consolidated affiliates	(158)	352	-		194
Net income	20,730	11,466	(132,978)		(100,782)
Net income attributable to the noncontrolling interest	(3,589)	(16,156)	89,190	(6g)	69,445
Net income (loss) attributable to Company	17,141	(4,690)	(43,788)		(31,337)
Accretion on and net income allocated to convertible preference shares	-	(12,304)	-		(12,304)
Net income (loss) attributable to Company common shareholders	$17,141	$(16,994)	$(43,788)		$(43,641)
Earnings per share:
Net income per share:
Basic		(0.25)			(0.63)	(6h)
Diluted		(0.25)			(0.63)	(6h)
Weighted average number of common shares outstanding:
Basic		69,132,100	-	(6i)	69,132,100
Diluted		69,132,100	-	(6i)	69,132,100
See the accompanying notes to the unaudited pro forma condensed combined financial statements.

1. Description of the Transaction
As part of the MDC Reorganization, (i) OpCo will convert into a limited liability company that will hold MDC’s operating assets. Following the MDC Reorganization, (i) and to which Stagwell will contribute to OpCo the equity interests of the Stagwell Subject Entities in exchange for 216,250,000 common membership interests of OpCo, and (ii) Stagwell will contribute to New MDC an aggregate amount of cash equal to $100 in exchange for Combined Company Class C Common Shares. Stagwell was deemed to be the accounting acquirer under ASC 805 and thus MDC’s net assets are measured at their fair value.
The purchase price allocation has been derived from estimates of the fair value of the tangible and intangible assets and liabilities of MDC, using established valuation techniques. Stagwell’s judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially affect New MDC’s results of operations. The total purchase price has been allocated on a preliminary basis to identifiable assets acquired and liabilities assumed, based upon valuation procedures performed to date. As of the date of this Form S-4, the valuation studies performed to determine the fair value of the assets acquired and liabilities assumed and the related allocations of purchase price are preliminary. The final determination of the fair values of the identifiable tangible and intangible assets acquired and liabilities assumed may differ from the amounts reflected in the pro forma purchase price allocation, and any differences may be material. Stagwell will finalize the purchase price allocation as soon as practicable within the measurement period, but in no event later than one year following the acquisition date.
2. Basis of Pro Forma Presentation
Basis of Preparation of the Pro Forma Information
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. In accordance with Release No. 33-10786, the unaudited condensed combined pro forma balance sheet and statements of operations reflect transaction accounting adjustments, as well as other adjustments deemed to be directly related to the Proposed Transactions, irrespective of whether or not such adjustment is deemed to be recurring.
The unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the Proposed Transactions. The unaudited pro forma condensed combined balance sheet, which has been presented for New MDC as of September 30, 2020, gives effect to the Proposed Transactions as if they were consummated on September 30, 2020. The unaudited pro forma condensed combined statements of operations, which have been presented for the nine months ended September 30, 2020 and for the twelve months ended December 31, 2019, give pro forma effect to the Proposed Transactions as if they had occurred on January 1, 2019. This pro forma information is provided for informational purposes only and is based on available information and assumptions that Stagwell believes are reasonable. The pro forma information does not purport to represent what the actual consolidated results of operations or the consolidated financial position of New MDC would have been if the Proposed Transactions had occurred on the dates indicated, nor is it necessarily indicative of the future consolidated results of operations or consolidated financial position of New MDC. The actual financial position and results of operations of New MDC will likely differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified, and changes in operating results following the dates of the Proposed Transactions and the pro forma financial information.
Accounting for the Transaction
The accompanying unaudited pro forma condensed combined financial statements give effect to the Proposed Transactions. The unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Stagwell and MDC, as well as the assumptions and adjustments set forth in these notes. Adjustments reflected in the unaudited pro forma condensed combined financial statements include the balance sheet and statement operations impacts of the application of acquisition method of accounting in accordance with ASC 805. Adjustments also reflect the impact that discrete transactions directly related to the Proposed Transactions have had or will have on the results of operations and financial condition of New MDC.
ASC 805 requires the allocation of purchase consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination. For this purpose, fair value shall be determined in accordance with the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures,” (“ASC 820”). Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation.
The determination of the fair value of the identifiable assets acquired and liabilities assumed upon consummation of the Proposed Transactions, as well as the allocation of the estimated consideration to these identifiable assets and liabilities, is preliminary as of the date that the unaudited pro forma condensed combined financial information has been prepared. Accordingly, the fair values of the identifiable assets acquired and liabilities assumed may be revised as additional information becomes available and is evaluated. Since the unaudited pro forma condensed combined financial information has been prepared based upon preliminary estimates of consideration and the fair values of the identifiable assets acquired and liabilities assumed from MDC, the actual amounts eventually recorded in connection with purchase accounting, including the identifiable intangibles and goodwill, could differ materially from the information presented. However, Stagwell’s management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Proposed Transactions, including the application of the acquisition method of accounting, based on information available at the time. Management further believes that the pro forma adjustments give appropriate effect to the assumptions that have been made and those assumptions have been properly applied.
3. Calculation of purchase Price and Preliminary Allocation of Estimated Fair Value of Assets Acquired and Liabilities Assumed
The total preliminary acquisition purchase price has been calculated as follows:
Fair value of equity consideration	$197,957
Fair value of consideration transferred	$197,957

The equity portion of the purchase price is based on MDC’s closing share price of $2.51 on January 5, 2021. The value of the purchase price consideration will change based on fluctuations in the market price of the MDC Canada Common Shares. The equity portion of the purchase price will vary based on the market price of the MDC Canada Common Shares upon consummation of the acquisition. MDC believes that a 10% fluctuation in the market price of the MDC Canada Common Shares is reasonably possible based on historical volatility, and the potential effect on purchase price would be:
	Company’s Share price	Purchase price (equity portion)
As presented	2.51	197,957
10% increase	2.76	217,911
10% decrease	2.26	178,020

The purchase price is allocated to the underlying assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill. The purchase price was allocated as follows:
Fair value of consideration transferred		$197,957
Cash and cash equivalents acquired	$10,967
Net identifiable tangible assets acquired	602,506
Right of use assets acquired	321,293
Net identifiable intangible assets acquired	693,600
Estimated Fair value of total assets acquired (net of Goodwill)	$1,628,366
Accrued expenses and other current liabilities	655,993
Operating lease liability – current and non-current	321,293
Debt	834,314
Deferred acquisition consideration	77,220
Other long-term liabilities	132,618
Redeemable non-controlling interests	39,430
Series 4 & 6 preferred shares	181,348
Non-controlling interests	70,811
Estimated Fair value of total liabilities assumed	$2,313,027
Estimated Fair value of net assets acquired		$(684,661)
Goodwill		$882,618
4. Condensing of Stagwell’s Historical Balance Sheet information impacting the pro forma Balance sheet of the Combined Company
Stagwell Balance Sheet Reclassification Adjustments:
Certain balances within Stagwell’s historical balance sheet were combined to align with presentation of MDC. The following is a summary of the condensing adjustments included in the unaudited pro forma condensed combined balance sheet (in thousands):
(a)   Combines investments of $14,332 and other noncurrent assets of $2,085 historically recorded separately on Stagwell’s balance sheet.
(b)   Combines $994 of current maturities of long-term debt with $75,748 of accruals and other liabilities historically recorded separately on Stagwell’s balance sheet.
(c)   Combines the historical deferred tax liability balance of $19,011 and other noncurrent liabilities of $7,411 historically reported separately on Stagwell’s balance sheet.
(d)   Separates the historical balance of Stagwell accumulated other comprehensive income of $(2,926).
5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The following summarizes and provides explanations for the pro forma adjustments included in the unaudited pro forma condensed combined balance sheet presented as of September 30, 2020:
(a)   Adjustment reflects the payment of $26,108 to holders of the Senior Notes, calculated as 3% of their principal amount of the bonds, in return for the bondholders’ required consent to complete the Proposed Transactions. MDC also incurred third party costs related to securing the bondholders’ consent and included in the adjustment at note 6c below.
Adjustment also reflects a net reduction in Stagwell’s cash of $61,268 reflecting the proceeds received from the issuance of a $90,000 term loan (net of $4,173 in debt financing fees), more than offset by a $147,095 dividend distribution to Stagwell shareholders contingent on the closing of the Transaction. The term loan matures 36 months from the November 13, 2020 issuance date. Interest on the loan accrues at 3.25% paid quarterly.
(b)   Adjustments reflect the net effects of remeasuring MDC’s right-of-use asset and lease liability in connection with the application of purchase accounting. The following table summarizes the net impact of the adjustment:
	Historical MDC Balance(i)	Opening Balance Sheet Amount(ii)	Pro forma Purchase Accounting Adjustment
Operating right-of-use asset(iii)	227,362	321,293	93,931
Operating lease liability, current(iii)	40,038	43,292	3,254
Operating lease liability, net of current portion(iii)	257,107	278,001	20,894

(i)
Amounts reported as historical MDC balances.

(ii)
Refer to Note 3 for a preliminary allocation of purchase accounting, inclusive of the amounts at which MDC’s leases will be recorded to the opening balance sheet.

(iii)
Adjustments to record the right-of-use asset and lease liability balances based upon amounts determined upon the application of purchase accounting.

(c)   Adjustment recorded to reflect the preliminary amount of goodwill resulting from the excess of purchase consideration paid over the fair value of the net assets acquired, as if the acquisition occurred as of September 30, 2020. Refer to Note 3 for details regarding the allocation of purchase consideration and the calculation of Goodwill resulting from the Proposed Transactions. The amount of Goodwill ultimately recognized in purchase price accounting at the acquisition closing date will differ from amount shown in the unaudited pro forma condensed combined financial statements due to changes to certain of MDC’s reported current asset and liability balances and changes in the value of the equity consideration subsequent to the date of the unaudited pro forma condensed combined balance sheet. Goodwill resulting from the acquisition is not amortized and will be assessed for impairment at least annually.
	Historical MDC Balance	Opening Balance Sheet Amount)	Pro forma Purchase Accounting Adjustment
Goodwill	$710,013	$882,618	$172,605
(d)   Adjustment recorded to reflect acquired identifiable intangible assets, consisting of tradenames and customer relationships, at their fair values in connection with the application of purchase accounting. Management has performed a preliminary valuation analysis to determine the fair value of each of the identifiable intangible assets using the “income approach.” Application of the income approach requires management to forecast the expected future cash flows attributable to the intangible assets, which are then discounted to their present value.

The following table summarizes the estimated fair values of the identifiable intangible assets acquired upon consummation of the Proposed Transactions, the estimated useful lives of the identifiable intangible assets, and the amount by which MDC’s historical intangible asset balance was adjusted on a pro forma basis to reflect the identifiable intangible assets at their fair value:
	Estimated fair value	Estimated useful life in years
Trade Names	$84,400	10
Customer Relationships	609,200	2 – 17(i)
Total Acquired Intangible Assets	$693,600
MDC’s historical intangible asset balances	(46,600)
Pro forma Adjustment	$647,000

(i)
Customer relationship useful lives varies based on specific customer data at the reporting unit level. MDC has assigned useful lives to the individual intangible assets based on the underlying cash flows expected from each reporting unit’s customer base.

The preliminary estimates of fair value and estimated useful lives could differ from the amounts ultimately determined upon completion of the valuation analysis, and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. A change in the valuation of the acquired identifiable intangible assets would result in an offsetting change of the same amount to the amount of goodwill recorded in connection with the Proposed Transactions.
(e)   Adjustment removes the historical deferred tax asset of $82,576 from MDC’s balance sheet due to the effects of the transaction and re-domiciliation of New MDC from Canada to the United States.
(f) Adjustment reflects:
•
Transaction costs of $26,464 incurred by MDC

•
Tax liability of $20,967 related to the Redomiciliation

•
Fair value adjustment for noncontrolling interest liabilities of $(596)

(g)   Net adjustment recorded to reflect the capitalization of $26,108 related to the debt modification of MDC’s bonds in order to receive consent from MDC bondholders to complete the Proposed Transactions offset by Stagwell’s issuance of a $90,000 term loan net of $4,173 in debt financing fees.
(h)   Adjustment recorded to reflect the preliminary fair value of deferred acquisition consideration associated with legacy acquisitions of MDC.
(i)   Adjustment recorded to reflect the deferred tax liability impact of the Proposed Transaction.
(j)   Adjustment recorded to reflect the preliminary fair value of redeemable noncontrolling interest.
(k)   Adjustment recorded to reflect the preliminary fair value of the following:
	Estimated Fair Value	Book Value	Pro Forma Adjustment
Convertible preference shares (Series 4 and 6)	$181,348	$152,746	$28,602
Common share and other paid-in capital	$197,957	$106,037	$91,920*
Noncontrolling interest	$70,811	$40,393	$30,418**

*
The increase in fair value of $91,920 plus a reduction of $263,552, $120,083 and $24,205 detailed below results in a total pro forma reduction to Common share and other paid-in capital of $315,920.

**
The fair value adjustment of $30,418 plus the adjustment of $263,552 detailed below results in a total pro forma adjustment to Noncontrolling interest of $293,970.

In addition to the above pro forma adjustments, the following adjustments were made:
•
Adjustment of $263,552 was reflected to decrease Common share and other paid-in capital and increase Noncontrolling interest. This adjustment is to recognize the noncontrolling interest of

Stagwell representing its approximate 74% interest of OpCo’s net assets, after the allocation to the Combined Company the accreted value of the Combined Company Series 4 Shares and the Combined Company Series 6 Shares.
•
A net adjustment reducing Common share and other paid-in capital by $120,083 consisting of $147,095 to reflect Stagwell’s dividend to shareholders (as discussed in note 5a above), partially offset by an increase of $8,268 to reflect stock compensation associated with the vesting of awards for a Stagwell agency and $18,744 to reflect a capital contribution by Stagwell’s parent company for the payment of transaction costs on their behalf.

•
An adjustment to reduce Common share and other paid-in capital by $24,205 to reflect the tax effect in connection with the formation of partnerships.

(l)   The adjustment to increase the Accumulated deficit by $449,282 consists of the removal of $476,293 of MDC’s historical equity in connection with purchase accounting and a reduction of $8,268 to reflect stock compensation associated with the vesting of awards for a Stagwell agency and $18,744 to reflect the expense associated with Stagwell’s transaction costs. An adjustment was also made to remove MDC’s historical accumulated comprehensive income of $6,768.
6. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
The following analysis summarizes and provides explanations for the pro forma adjustments included in the unaudited pro forma condensed combined statements of operations presented for the nine months ended September 30, 2020 and the twelve months ended December 31, 2019.
(a)   The adjustment for the twelve months ended December 31, 2019 is to reflect stock compensation associated with the vesting of awards for a Stagwell agency.
(b)   The adjustment for the nine months ended September 30, 2020 is a result of the recognition of a decrease in rent expense in connection with the remeasurement of MDC’s leases associated with purchase accounting. The adjustment for the twelve months ended December 31, 2019 is a result of the recognition of transaction costs of $26,464 for MDC and $18,744 for Stagwell and an increase in rent expense of $7,247 in connection with the remeasurement of MDC’s leases.
(c)   The adjustment reflects the net effect impact on depreciation and amortization in connection with purchase accounting. Adjustments remove the intangible asset amortization expense recorded in MDC’s historical statements of operations of $8,881 and $11,828 for the nine months ended September 30, 2020 and the twelve months ended December 31, 2019, respectively, and record new amortization expense for the tradenames and customer relationship intangible assets. Pro forma amortization expense has been recorded based upon the following preliminary fair values and estimated useful lives assigned to the tradenames and acquired customer relationship intangible assets:
	Estimated fair value	Estimated useful life in years	Amortization expense Nine months ended September 30, 2020	Amortization expense Year ended December 31, 2019
Trade names and trademarks	$84,400	10	$6,330	$8,440
Customer Relationships	609,200	2 – 17	41,829	55,772
Total Acquired Intangible Assets	$693,600		$48,159	$64,212
(d)   Adjustment reflects the effects of the capitalization of $26,108 (see note 5a). In addition, the interest rate on the MDC debt increased 100 basis points effective December 21, 2020, per the agreement with bondholders. MDC recorded additional interest expense of $11,448 and $13,894 for the nine-month period ended September 30, 2020 and the year ended December 31, 2019, respectively. Adjustment also reflects the interest expense of $3,251 and $4,315 for the nine months ended September 30, 2020 and the year ended December 31, 2019, respectively related to Stagwell term loan discussed in note 5a above.
(e)   Adjustment reflects the reversal of a foreign exchange loss of $4,058 for the nine-month period ended September 30, 2020 and a foreign exchange gain of $9,832 for the year ended December 31, 2019 in connection with MDC’s redomestication to the United States from Canada. The adjustment gives effect to the change in functional currency of MDC from the Canadian Dollar to the U.S. Dollar.
(f)   Adjustment reflects the pro forma tax effect applied to all pro forma adjustments and tax impact of the Proposed Transaction recorded for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 at the statutory tax rate of approximately 27.8% and 27.9%, respectively.
(g)   Adjustment is to recognize the noncontrolling interest of Stagwell representing its approximate 74% interest of OpCo’s net assets, after the allocation to the Combined Company the accretion of the Series 4 and 6 Preferred Shares totaling $1,402 and $89,190 for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively.
(h)   Amount reflects pro forma basic and diluted loss per share calculated using the Combined Company’s pro forma loss and pro forma weighted average number of shares outstanding.
(i)   Adjustments reflect pro forma basic and diluted weighted average shares outstanding calculated as follows:
	Basic shares September 30, 2020	Diluted shares September 30, 2020	Basic shares December 31, 2019	Diluted shares December 31, 2019
MDC – as previously reported	72,713,257	72,713,257	69,132,100	69,132,100
Issuance of equity consideration shares(i)	—	—	—	—
Stagwell – adjusted for pro forma presentation	72,713,257	72,713,257	69,132,100	69,132,100

(i)
Shares exchanged for Stagwell net assets upon completion of the Proposed Transactions do not participate in the earnings of the Combined Company. As such, basic EPS is not affected for the Stagwell Class C Shares issued in connection with the Stagwell New MDC Contribution. This assumption is consistent with the assumption that the Proposed Transactions was consummated as of January 1, 2019 for purposes of preparing the unaudited pro forma combined statements of operations.

THE STAGWELL BUSINESS
In this section, the Stagwell Subject Entities are referred to as “Stagwell”, “the Company,” “we,” “our,” or “us”.
About Stagwell
Stagwell Media was founded in 2015 by Mark Penn. Mr. Penn is a limited partner and has served as managing partner of Stagwell since its inception. Stagwell Marketing is a Delaware limited liability company that was formed on March 9, 2017 and was formed to hold the previously existing interests of Stagwell Media in its portfolio of marketing services companies. Stagwell Marketing is governed by the terms and conditions of a limited liability agreement effective as of the same date. Stagwell Media owns all of the equity interests of Stagwell Marketing through Stagwell Marketing Group Holdings LLC.
The Stagwell Subject Entities comprise Stagwell Marketing, and its direct and indirect subsidiaries that own and operate a portfolio of marketing services companies representing the assets and businesses that will be contributed by Stagwell in the Potential Transactions pursuant to the Stagwell Contribution.
Stagwell is an independent, full-service, technology-driven marketing and communications group at the crossroads of the art and science of creativity. Stagwell excels at offering clients simplicity and speed of execution. The Stagwell companies have over 3,700 employees operating in more than 20 countries across North America, Asia, Europe and South America.
In 2019, Stagwell made a $100 million investment in MDC, pursuant to which Mr. Penn was appointed CEO and Chairman of MDC.
Market Strategy
Stagwell has differentiated itself as an industry player positioned to take advantage of the digital transformation by offering digital marketing services, especially as a significant portion of everything that consumers do continues to move online. A majority of Stagwell’s 2019 and 2018 revenues were derived from digitally-based work, compared to traditional marketing services holding companies that derive less than 50% of revenue from digital products and services according to Morgan Stanley’s Mid-Year US Advertising Outlook dated July 20, 2020.
Stagwell’s strategy is focused on positioning itself for market-leading growth propelled by:
•
Operating in areas of marketing and advertising that are undergoing double-digit growth, such as digital advertising, which management expects to represent approximately two-thirds of the US advertising market by 2023.

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Serving the world’s largest users of marketing services, including those who are leading in growing verticals. Stagwell’s revenues from “FAANG” (Facebook, Apple, Amazon, Netflix and Google) companies and Microsoft have grown significantly since 2017.

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Building a centralized marketing and new business team that supports collaboration, sources new business opportunities and markets across the industry to drive awareness.

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Acquiring complementary assets to upgrade its own digital transformation capabilities and expand its client list.

Stagwell believes it will continue to increase profitability by:
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Investing in and offering a high value set of products that command a premium from clients, in part by moving away from commoditized goods and services and into technology-enabled solutions.

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Innovating, including through a shared services model that reduces back-office costs across finance, human resources and IT services.

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Managing costs by consolidating real estate, benefits and travel & expense policies across the group.

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Implementing productivity focused performance-compensation plans with profitability metrics.

Stagwell expects to continue to invest in growth through acquisitions.
Stagwell’s Business
Stagwell’s business includes brands that span four categories of marketing services businesses: digital transformation and performance marketing, research and insights, marketing communications, and digital content. The table below sets forth each of our brands (our “Brands”) and the date of our initial investment in them. The table does not display all agencies or components within each Brand for which Stagwell may or may not maintain the same ownership percentage.
Company	Date of Initial Investment	HQ Location	Stagwell Ownership as of 12/21/20
SKDKnickerbocker	October 2015	Washington, DC	100%
National Research Group	November 2015	Los Angeles, CA	100%
Code and Theory	January 2016	New York, NY	91.5%
PMX Agency	August 2016	New York, NY	100%
Finn Partners	September 2016	New York, NY	Convertible Preferred Shares ($10M)
Stagwell Technologies	October 2016	Toronto, Canada	56%
The Harris Poll	December 2016	New York, NY	100%
Wolfgang Los Angeles	January 2017	Los Angeles, CA	20%
Targeted Victory	March 2017	Washington, DC	60%
HarrisX	March 2017	Washington, DC	100%
MMI Agency	March 2017	Houston, TX	100%
Scout	April 2017	Atlanta, GA	100%
NRG United	June 2017	Los Angeles, CA	100%
Observatory	September 2017	Los Angeles, CA	91.9%
Forward3D	December 2017	London, England	100%
Reputation Defender	April 2018	San Francisco, CA	100%
Ink	September 2018	London, England	81.54%
Rhythm	January 2019	Los Angeles, CA	91.5%
MDC Partners	March 2019	New York, NY	19.9%
Multiview	April 2018	Dallas, TX	100%
The Search Agency	December 2018	Los Angeles, CA	100%
Sloane & Company	January 2020	New York, NY	100%
Headliner Labs	February 2020	New York, NY	100%
Seward Square	March 2020	Washington, DC	100%
Kettle	August 2020	New York, NY	91.5%
Truelogic	October 2020	Buenos Aires, Argentina	91.5%
For financial reporting purposes, Stagwell has six segments, which reflect the four categories of businesses listed below, with our Research business disaggregated into two segments — Research for Technology and Entertainment and Research for Corporate, and, additionally, an All Other segment. For further information relating to Stagwell’s segments, including financial information, see Note 18 to the Stagwell 2019 Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stagwell.”

Digital Transformation + Performance Marketing
Digital Transformation and Performance Marketing includes Brands that support the delivery of content, commerce, service, and sales using digital channels. These Brands create websites, back-end systems and other digital environments allowing consumers to engage with Brands using search engine optimization, bots, search engine marketing, influencer & affiliate marketing, email marketing, customer relationship management and programmatic advertising. Brands include Code and Theory, Forward PMX Group, MMI Agency and Stagwell Technologies. More than half of Stagwell’s revenues historically have been derived from digital marketing and performance marketing Brands. Our Brands’ strengths include creating curated user experiences (UX) and user interfaces (UI) and managing over $1 billion of performance media spend by clients across the globe, as well as providing end-to-end commerce experiences.
Digital Content
Digital-Content includes Brands that create online and offline content supported by ad sales to help clients target niche B2B audiences and general consumers. Brands include MultiView, Ink and Observatory.
Research
Stagwell’ research Brands provide strategic insights and research-based advice to many of what we believe are the world’s most admired and trusted brands. These companies conduct qualitative and quantitative research among consumers on behalf of theatrical, television, streaming content creators, gaming companies and technology companies to attract and engage consumers. Stagwell’s research portfolio includes NRG, which we believe is the leading FAANG research agency globally and the Harris Poll, which we believe is the leading provider of corporate reputation research. Stagwell’s corporate research Brands conduct qualitative and quantitative research among consumers and B2B audiences to help companies understand their purchase intent habits and trends to aid in marketing decisions and product development, views of brand and corporate reputation and the use of research for public release.
Communications, Public Affairs and Advocacy
Communications, Public Affairs and Advocacy includes Brands that provide strategic communications through media relations, social media and in-person engagements, as well as utilizing digital channels to mobilize and raise funds from supporters and constituents to support political candidates and issue organizations in the public arena. Brands include SKDK, Targeted Victory and Wye Communications. Our marketing communications portfolio includes two of the premier “red” and “blue” political communications and fundraising firms and our agencies also provide crisis management and reputation management services.
All Other
Our “All Other” category includes Brands that create, produce, and promote advertising through traditional and digital channels, and provide public relations, healthcare, online reputation and digital privacy solutions for individuals and businesses. Brands include Scout, Reputation Defender and Collect, Understand and Engage (“CUE”).
Stagwell’s approach to technology and product development
From inception, we have focused resources on innovation. We created a central resource, Stagwell Technologies, to assist our agencies to develop and deliver cutting-edge technology solutions. We also provide global development resources across all major coding languages and technology platforms.
Competition
The marketing services consulting space is fragmented, competitive and evolving as the needs of clients are constantly changing. Stagwell’s competitors include marketing services firms like S4 Capital, Perficient, BlueFocus, YouGov, consultancies like Accenture, traditional holding companies like Omnicom Group Inc. and WPP plc, tech platforms, media companies and others. The Stagwell companies must compete with all of these other companies to maintain and grow existing client relationships and to obtain new clients and assignments.

We believe Stagwell is positioned to compete at this level due to its complementary attributes including global reach, scale of resources and proprietary technology to address client needs. We believe we can provide the scale and resources to service a client across needs and geographies that smaller independent firms lack, as well as the cutting edge, digital-first innovation across our network that larger holding companies and consultancies lack.
Clients
Stagwell serves a large base of clients across the full spectrum of industry verticals. In many cases, we serve the same clients in various geographic locations, across multiple disciplines, and through multiple Stagwell companies. During 2019, 2018 and 2017, Stagwell did not have a single client that accounted for 10% or more of revenues.
Stagwell’s agencies have written contracts with many of their clients. As is customary in the industry, these contracts generally provide for termination by either party on relatively short notice.
Locations
Stagwell has offices in approximately 50 cities and 20 countries.
Employees
Some of Stagwell’s corporate executives and other employees are compensated by Stagwell Group entities for their services to Stagwell and approximately 50 of such employees perform shared functions for our agencies (other than MDC) via Stagwell Marketing. We expect that these employees, to the extent they remain employed, will become employees of the Combined Company upon consummation of the Proposed Transactions. We expect any such employees will enter into new employment agreements with the Combined Company.
As of December 31, 2020, Stagwell employed approximately 3,700 employees worldwide.
Stagwell considers its greatest asset to be its people because of the consultative nature of its business and employees are the crucial factor in its growth. We believe we have satisfactory employee relations.
Seasonality
Historically, we typically generate the highest quarterly revenues during the fourth quarter in each year with a significant increase during the even years. The highest volumes of retail related consumer marketing increase with the back-to-school season through the end of the holiday season. The even years benefit from the US election cycles.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE STAGWELL SUBJECT ENTITIES
The following discussion and analysis are based on and should be read in conjunction with the Stagwell Consolidated Financial Statements and the Unaudited Stagwell Condensed Consolidated Financial Statements and the notes related thereto included elsewhere in this document, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and derived from the financial statements of Stagwell Marketing Group LLC. This Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Stagwell Subject Entities (MD&A) contains forward-looking statements and should be read in conjunction with the disclosures and information contained and referenced under the caption “Cautionary Statement Concerning Forward-Looking Statements” in this document. Amounts reported in this section are in U.S. dollars unless otherwise indicated.
In this section, the Stagwell Subject Entities are referred to as “Stagwell”, “the Company,” “we,” “our,” or “us”.
Executive Summary
On December 21, 2020, MDC and Stagwell Media announced that they had entered into the Transaction Agreement, providing for the combination of MDC with the Stagwell Subject Entities.
The Stagwell Subject Entities comprise Stagwell Marketing and its direct and indirect subsidiaries. Stagwell Marketing is a Delaware limited liability company that was formed on March 9, 2017 and is governed by the terms and conditions of a limited liability agreement effective as of the same date. Stagwell Media owns all of the equity interests of Stagwell Marketing through Stagwell Marketing Group Holdings LLC. Stagwell Media is managed by The Stagwell Group LLC, a registered investment adviser. Stagwell Marketing was formed to hold the previously existing interests of Stagwell Media in its portfolio of marketing services companies and the contribution by Stagwell Media to Stagwell Marketing of all of those interests on March 9, 2019 was accounted for by Stagwell Media at historical cost as a transaction under common control.
Stagwell is an independent, full service, technology-driven marketing consultancy working at the crossroads of the art and science of creativity. We excel at offering clients simplicity and speed of execution. The Stagwell Subject Entities have over 3,700 employees operating in more than 20 countries around the world. For more information about the Stagwell business, see the section of this Proxy Statement/Prospectus entitled “The Parties to the Business Combination: Stagwell”.
Stagwell conducts its business through its operating companies (referred to as “Brands”), each of which is included in one of six reportable segments, which include the following: (i) Digital Transformation and Performance Marketing (“Digital — Marketing”), (ii) Digital Content (“Digital — Content”), (iii) Research for Technology and Entertainment (“Research — Technology”), (iv) Research for Corporate (“Research — Corporate”), (v) Communications, Public Affairs and Advocacy (“Communications, Public Affairs and Advocacy”), and (vi) All Other Brands (“All Other”). The All Other reportable segment reports the operating results of Brands not included in our other segments and that generally have differing service offerings or dissimilar economic characteristics. In addition, Stagwell reports its corporate office expenses incurred in connection with the strategic resources provided to the operating companies, as well as certain other centrally managed expenses that are not fully allocated to the operating segments as Corporate, including interest. Corporate provides client and business development support to the operating segments as well as certain strategic resources, including accounting, administrative, financial, real estate, human resource and legal functions. See Note 18 of the Notes to the Stagwell Consolidated Financial Statements for the years ended December 31, 2019 and 2018 included herein for a description of each of our reportable segments.
Recent Developments
Beginning in December 2019, an outbreak of coronavirus (“COVID-19”) emerged in China and has spread to other parts of the world, including locations where the Company conducts business. On March 11, 2020, the World Health Organization announced COVID-19 had been declared a pandemic, and on March 13, 2020 the U.S. President announced a National Emergency relating to the disease. The spread of

COVID-19 has caused significant volatility in the United States and international markets and, in many industries, including some in which our clients operate, business activity has virtually shut down entirely. The COVID-19 pandemic has negatively impacted the Company’s results of operations, statement of financial position and cash flows due to its impact on certain of our Brands, particularly those that serve the travel and entertainment industries. In particular, certain Brands within our Research — Technology and Digital — Content segment have a high concentration of clients in these industries that have been negatively impacted by, for example, restrictions on travel and public gatherings that limited or prohibited content production and movie theater attendance. We have taken actions in response to the pandemic’s impact to our businesses, including working closely with our clients to address their evolving service requirements and transitioning to a remote work environment, rationalizing our compensation and general and administrative expenses, and monitoring liquidity. The impact of the pandemic and the corresponding actions we have taken are reflected in our judgments, assumptions and estimates in the preparation of the financial statements. The full extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including additional actions taken to contain COVID-19 or treat its impact, among others. Our business and financial results could be materially and adversely impacted.
Financing
On March 18, 2020, we increased the commitments under our existing credit agreement with a syndicate of banks led by JPMorgan Chase Bank, N.A (the “New JPM Syndicated Facility”) by $60 million from $265 million to $325 million. On November 13, 2020, we amended certain terms of our New JPM Syndicated Facility in contemplation of the Proposed Transactions and entered into a term loan agreement (“JPM Credit Agreement”) that provided us with a Delayed Draw Term Loan A in an aggregate principal amount of $90.0 million. For additional information about the terms of our debt obligations see “Liquidity and Capital Resources — Total Debt.”
Acquisitions
Stagwell’s market leading growth is propelled by acquiring complementary assets that support our digital and data competitive advantage as well as expand our client list.
On February 14, 2020, through a wholly owned subsidiary, we acquired Sloane & Company (“Sloane”), which was majority owned by MDC, for $24.4 million of total consideration. Total consideration included a cash payment of $18.9 million , plus contingent deferred acquisition consideration of $4.8 million. The maximum contingent deferred acquisition consideration is $7.1 million, and is dependent on Sloane reaching certain operating goals in 2020 and 2021, as defined in the agreement. Sloane is a strategic communications firm, based out of New York. Sloane will extend our current suite of services and allow us to serve the needs of clients accessing the capital markets and special situations verticals.
On August 14, 2020, through a wholly owned subsidiary, we acquired Kettle Solutions, LLC (“Kettle”) for $5.4 million of total consideration. Total consideration included a cash payment of $4.9 million, plus an additional $0.5 million due upon the finalization of Kettle’s working capital accounts. The purchase agreement also offers up to an additional $11.9 million in deferred consideration, dependent on Kettle reaching certain contractually defined operating goals in 2020, 2021, 2022 and 2023. Kettle is a web design and content creation firm that assists its customers in developing and executing marketing campaigns, based out of New York.
On October 30, 2020, through a wholly owned subsidiary, we acquired Truelogic Software, LLC (“Truelogic”) for $10.0 million plus up to an additional $15.0 million, dependent on Truelogic reaching certain contractually defined operating goals in 2020, 2021, 2022 and 2023. Truelogic is a Buenos Aires-based software development firm that assists customers in sourcing top South American engineering talent and developing small-scale software projects.
Significant Factors Affecting our Business and Results of Operations
The most significant factors affecting our business and results of operations include national, regional, and local economic conditions, our clients’ profitability, mergers and acquisitions of our clients, changes in top management of our clients and our ability to retain and attract key employees. New business wins and client losses occur due to a variety of factors. The two most significant factors are (i) our clients’ desire to change marketing communication firms, and (ii) the digital and data-driven products that our Brands offer. A client may choose to change marketing communication firms for several reasons, such as a change in leadership where new management wants to retain an agency that it may have previously worked with. In addition, if the client is merged or acquired by another company, the marketing communication firm is often changed. Clients also change firms as a result of the firm’s failure to meet marketing performance targets or other expectations in client service delivery.
Seasonality
Historically, we typically generate the highest quarterly revenues during the fourth quarter in each year with a significant increase during the even years. The highest volumes of retail related consumer marketing increase with the back-to-school season through the end of the holiday season. The even years benefit from the US election cycles.
Non-GAAP Measures:
Stagwell reports its financial results in accordance with GAAP. Additionally, we have included certain non-GAAP financial measures that we use to operate the business. We believe these measures provide useful supplemental information to both management and readers of this report when evaluating our financial performance and financial condition. These measures do not have a standardized meaning prescribed by GAAP and should not be construed as an alternative to other titled measures determined in accordance with GAAP.
We use two non-GAAP measures — “organic revenue growth” and “organic revenue decline” — in evaluating our revenues. These measures permit us to isolate the changes in revenue of our existing businesses from period to period, which are defined as the businesses that were owned for the entirety of both years being compared. We calculate organic revenue growth and organic revenue decline by (a) subtracting from total revenue for each period the contributions from acquired or disposed of businesses in each period, and (b) applying the current period foreign exchange rate to revenues for the prior period, as applicable.
We use the term existing brands to mean businesses that were owned for the entirety of both years being compared. We use the term acquired brands to refer to businesses that were acquired after the commencement of the earlier period being compared.
We exclude the effect of acquisitions and dispositions when evaluating period-to-period organic revenue because the nature, size, timing and number of acquisitions and divestitures can vary dramatically from period-to-period, obscuring underlying business trends and making comparisons of long-term performance difficult. We exclude the effect of currency translation from organic revenue because currency translation is not under management’s control, is subject to volatility and can obscure underlying business trends.
We believe comparing the consolidated revenue that remains after these adjustments from period to period illustrates the underlying financial performance of our businesses including the impact of management’s oversight and decisions and the impact of our investments and resource allocation decisions on our business.
The key metrics that we use to evaluate our financial performance are (1) revenue, including both organic and inorganic (which reflects the effect of in period acquisitions and dispositions) revenue growth, (2) changes in certain operating expenses, and (3) net income before interest expense, provision for income taxes, and depreciation and amortization expense (referred to herein as “EBITDA”). We also evaluate Adjusted EBITDA, which we define as EBITDA as adjusted for (a) other income (expenses), (b) equity in earnings (losses) of unconsolidated affiliates, (c) acquisition-related expenses, which includes professional fees and the elimination of certain fair value adjustments incurred in connection with acquisitions, (d) adjustments to deferred acquisition consideration accretion expense, (e) other restructuring charges that were related to occupancy and headcount, and (f) other items.
EBITDA and Adjusted EBITDA should be viewed as supplemental to, and not as an alternative for net income calculated in accordance with GAAP or operating income calculated in accordance with GAAP.

This section includes a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures, as presented in the table below.
Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019
The following table presents a summary of our unaudited condensed consolidated financial results for the nine months ended September 30, 2020 and 2019.
	Nine Months Ended September 30,				Change
(US Dollars Reported in Thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	$574,970		$441,739		$133,231	30.2%
Operating expenses:
Cost of services sold	373,064	64.9%	266,866	60.4%	106,198	39.8%
Office and general expenses	127,181	22.1%	123,569	28.0%	3,612	2.9%
Depreciation and amortization	29,838	5.2%	25,617	5.8%	4,221	16.5%
Total operating expenses	530,083	92.2%	416,052	94.2%	114,031	27.4%
Operating Income	44,887	7.8%	25,687	5.8%	19,200	74.7%
Other expenses, net
Interest expense, net	(4,665)	-0.8%	(4,475)	-1.0%	(190)	4.2%
Other (expense) income, net	1,742	0.3%	(455)	-0.1%	2,197	-482.9%
Income before taxes and equity in (losses) earnings of unconsolidated affiliates	41,964	7.3%	20,757	4.7%	21,207	102.2%
Provision for income taxes	(3,211)	-0.6%	(3,252)	-0.7%	41	-1.3%
Equity in earnings of unconsolidated affiliate	7	0.0%	(190)	0.0%	197	-103.7%
Net Income	38,760	6.7%	17,315	3.9%	21,445	123.9%
Less: Net income attributable to noncontrolling interest	7,331	1.3%	2,462	0.6%	4,869	197.8%
Less: Net income attributable to redeemable noncontrolling interests	(2,697)	-0.5%	1,039	0.2%	(3,736)	-359.6%
Net Income attributable to Stagwell Media	$34,126	5.9%	$13,814	3.1%	$20,312	147.0%
Net Income	$38,760	6.7%	$17,315	3.9%	$21,445	123.9%
Interest expense, net	4,665	0.8%	4,475	1.0%	190	4.2%
Provision for income taxes	3,211	0.6%	3,252	0.7%	(41)	-1.3%
Depreciation and amortization	29,838	5.2%	25,617	5.8%	4,221	16.5%
EBITDA	76,474	13.3%	50,659	11.5%	25,815	51.0%
Adjustments
Other (expense) income, net	(1,742)	-0.3%	455	0.1%	(2,197)	-482.9%
Equity in earnings of unconsolidated affiliate	(7)	0.0%	190	0.0%	(197)	-103.7%
Acquisition-related expenses	1,570	0.3%	5,450	1.2%	(3,880)	-71.2%
Deferred acquisition consideration expenses	1,270	0.2%	9,247	2.1%	(7,977)	-86.3%
Other items	—	0.0%	(176)	0.0%	176	-100.0%
Other restructuring costs	1,406	0.2%	(458)	-0.1%	1,864	-407.0%
Adjusted EBITDA	$78,971	13.7%	$65,367	14.8%	$13,604	20.8%

Consolidated Results of Operations
Revenues
Revenue for the nine months ended September 30, 2020 was $574.9 million compared to $441.7 million for the nine months ended September 30, 2019. The increase of $133.2 million, or 30.2%, was primarily due to revenue increases from our existing Brands contributing $75.0 million and the businesses acquired during the period contributing $57.7 million, as well as a positive foreign exchange impact of $0.5 million. See the Reportable Segments Results of Operations section below regarding consolidated revenues for additional analysis.
The components of the changes in revenue by reportable segment for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 were as follows:
Reportable Segment (US Dollars Reported in Thousands)	Nine Months Ended September 30,
	2020	Foreign Currency	Organic	Inorganic	2019
Digital – Marketing	$155,770	$74	$(13,645)	$17,264	$152,077
Digital – Content	93,247	476	(47,326)	31,462	108,635
Research – Technology	41,528	—	(784)	—	42,312
Research – Corporate	36,714	—	(824)	—	37,538
Communications, Public Affairs and Advocacy	212,127	—	127,061	8,979	76,087
All Other	35,584	—	10,494	—	25,090
Total	$574,970	$550	$74,976	$57,705	$441,739
Operating Expenses
Operating expenses for the nine months ended September 30, 2020 were $530.1 million compared to $416.1 million for the nine months ended September 30, 2019. The increase of $114.0 million, or 27.4%, was principally attributable to the $67.4 million of costs attributable to our existing businesses, reflecting additional costs incurred by certain of our existing Brands to support the revenue growth noted above, offset by cost declines resulting from cost reduction plans implemented by certain Brands that realized revenue declines. We also realized an increase in costs related to acquired Brands totaling $49.3 million.
Operating Income
Operating income for the nine months ended September 30, 2020 was $44.9 million compared to $25.7 million for the nine months ended September 30, 2019. The increase of $19.2 million, or 74.7%, was primarily due to revenue increases from our existing Brands contributing $10.8 million and the businesses acquired during the period contributing $8.4 million.
Interest Expense, Net
Interest expense, net, for the nine months ended September 30, 2020 was $4.7 million compared to $4.5 million for the nine months ended September 30, 2019. The increase of $0.2 million, or 4.2%, was principally due to an increase in the average outstanding debt balance.
Other Income (expense), net
Other income (expense), net, for the nine months ended September 30, 2020 was income of $1.7 million compared to an expense of $0.5 million for the nine months ended September 30, 2019. The increase of $2.2 million was principally due to the release of an unfavorable lease liability initially recorded through purchase price accounting in connection with an acquisition that was modified during the period and resulted in a gain of $0.9 million, the favorable impact of foreign exchange rates against the debt obligation of $0.8 million and the aggregate impact of several other items totaling approximately $0.5 million.

Provision for Income Taxes
Income tax expense for the nine months ended September 30, 2020 was $3.2 million, which resulted in an effective tax rate of 7.7% on income of $42.0 million. Comparatively, income tax expense for the nine months ended September 30, 2019 was $3.3 million, which resulted in an effective tax rate of 15.7% on income of $20.8 million. The decrease in rate was principally due to an increase in the pre-tax income of non-taxable entities, a decrease in the pre-tax losses not benefited for purposes of the effective tax rate calculation, and tax rate changes in foreign jurisdictions.
Equity in Earnings (Losses) of Unconsolidated Affiliate
Equity in earnings (losses) of unconsolidated affiliate represents the income or losses attributable to equity method investments. The increase from the nine months ended September 30, 2019 to the nine months ended September 30, 2020 was principally due to the increase in the operating results of the Company’s equity investment.
Net Income Attributable to Noncontrolling Interest
Net Income Attributable to Noncontrolling Interest for the nine months ended September 30, 2020 was $7.3 million compared to $2.5 million for the nine months ended September 30, 2019. The increase of $4.9 million, or 197.8%, was principally due to the Company’s overall increase in operating results.
Net (Loss) Income Attributable to Redeemable Noncontrolling Interest
Net (Loss) Income Attributable to Redeemable Noncontrolling Interest for the nine months ended September 30, 2020 was a loss of $2.7 million compared to income of $1.0 million for the nine months ended September 30, 2019. The decrease of $3.7 million, or 359.6%, was principally due to the decrease in operating results of certain Company subsidiaries engaged in travel marketing and whose business was directly impacted by COVID-19 travel restrictions and the resulting impact on clients.
Net Income Attributable to Stagwell Media
Net Income Attributable to Stagwell Media for the nine months ended September 30, 2020 was $34.1 million, compared to $13.8 million for the nine months ended September 30, 2019. The increase of $20.3 million, or 147.0%, was principally due to the revenue increase, $132.3 million, offset by the operating expense increase, $113.1 million. See the Reportable Segments Results of Operations section below that provides additional information and analysis of our reportable segment’s contributions.

REPORTABLE SEGMENTS RESULTS OF OPERATIONS
The following discussion provides additional detailed disclosures for each of our reportable segments.
Digital — Marketing: Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019
The Digital-Marketing reportable segment includes Brands that support the delivery of content, commerce, service, and sales using digital channels. These Brands create websites, back-end systems and other digital environments allowing consumers to engage with Brands using search engine optimization, bots, search engine marketing, influencer & affiliate marketing, email marketing, customer relationship management and programmatic advertising. Brands include Code and Theory, Forward PMX Group, MMI Agency and Stagwell Technologies.
Digital-Marketing’s operating results, including revenue, operating income, net income, EBITDA and Adjusted EBITDA for the Nine months ended September 30, 2020 compared to the Nine months ended September 30, 2019 were as follows:
	Nine Months Ended September 30,				Change
(US Dollars Reported in Thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	155,770		152,077		3,693	2.4%
Operating Income	17,874	11.5%	15,819	10.4%	2,055	13.0%
Net Income	13,491	8.7%	12,547	8.3%	944	7.5%
EBITDA	28,420	18.2%	24,632	16.2%	3,788	15.4%
Adjusted EBITDA	29,107	18.7%	24,720	16.3%	4,387	17.7%
Digital-Marketing’s revenue for the nine months ended September 30, 2020 was $155.8 million compared to $152.1 million for the nine months ended September 30, 2019. The increase of $3.7 million, or 2.4%, was primarily driven by acquisition contributions of $17.3 million that expanded our digital transformation and performance marketing offerings, which were partially offset by $13.6 million in revenue declines across several of our existing Brands that were adversely impacted by COVID-19 because clients paused programs or operations and realized delays in new business opportunities that typically translate to engagement of our services. A small positive foreign exchange impact also helped to offset the revenue decline.
Digital-Marketing’s operating income for the nine months ended September 30, 2020 was $17.9 million compared to $15.8 million for the nine months ended September 30, 2019. The increase of $2.1 million, or 13.0%, was primarily due to the revenue increases noted above that were partially offset by an increase of $1.6 million in operating expenses. While operating expenses attributable to acquisitions increased by $15.0 million, primarily due to compensation and third-party software costs reported in cost of services sold, the increase was partially offset by operating cost reductions from our existing Brands of $13.4 million implemented in response to the revenue decline noted above.
Digital-Marketing’s EBITDA for the nine months ended September 30, 2020 was $28.4 million compared to $24.6 million for the nine months ended September 30, 2019. The increase of $3.8 million, or 15.4%, was principally due to the increase to operating income of $2.1 million noted above plus changes to depreciation and amortization as well as our tax provision.
Digital-Marketing’s Adjusted EBITDA for the nine months ended September 30, 2020 was $29.1 million compared to $24.7 million for the nine months ended September 30, 2019. The increase of $4.4 million, or 17.7%, is primarily due to the EBITDA increase of $3.8 million noted above plus changes to acquisition-related expenses and deferred acquisition consideration expenses totaling $1.3 million.
Digital — Content: Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019
The Digital-Content reportable segment includes Brands that create online and offline content supported by ad sales to help clients target niche B2B audiences and general consumers. Brands include MultiView, Ink and Observatory.

Digital-Content’s operating results, including revenue, operating income (loss), net income, EBITDA and Adjusted EBITDA for the Nine months ended September 30, 2020 compared to the Nine months ended September 30, 2019 were as follows:
	Nine Months Ended September 30,				Change
(US Dollars Reported in Thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	93,247		108,635		(15,388)	-14.2%
Operating (Loss)	(12,661)	-13.6%	2,676	2.5%	(15,337)	-573.2%
Net Income (Loss)	(11,554)	-12.4%	722	0.7%	(12,276)	-1700.3%
EBITDA	(3,469)	-3.7%	9,593	8.8%	(13,062)	-136.2%
Adjusted EBITDA	(2,041)	-2.2%	14,138	13.0%	(16,179)	-114.4%
Digital-Content’s revenue for the nine months ended September 30, 2020 was $93.2 million compared to $108.6 million for the nine months ended September 30, 2019. The decrease of $15.4 million, or 14.2%, was primarily due to COVID-19 travel restrictions directly impacting our travel marketing and creative Brands totaling a decline of $47.3 million, which were partially offset by acquisition contributions that expanded our B2B marketing offering of $31.4 million, as well as a positive foreign exchange impact of $0.5 million or 0.4%.
Digital-Content’s operating loss for the nine months ended September 30, 2020 was $12.7 million compared to operating income of $2.7 million for the nine months ended September 30, 2019. The $15.3 million change was due to the revenue declines noted above, offset by cost reductions by our existing Brands of $26.8 million in response to the revenue decline, while in operating expenses attributable to acquired businesses were $26.9 million.
Digital-Content’s EBITDA for the nine months ended September 30, 2020 was a loss of $3.5 million compared to income of $9.6 million for the nine months ended September 30, 2019. The decrease of $13.1 million, or 136.2%, was primarily due to the decline in revenue and operating income noted above.
Digital-Content’s Adjusted EBITDA for the nine months ended September 30, 2020 was a loss of $2.0 million compared to an income of $14.1 million for the nine months ended September 30, 2019. The decrease of $16.2 million, or 114.4%, is primarily due to the EBITDA declines of $13.1 million noted above plus the net impact of changes to acquisition-related expenses and other restructuring costs totaling $3.1 million.
Research — Technology: Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019
The Research — Technology reportable segment consists of a single Brand, National Research Group, which conducts qualitative and quantitative research among consumers on behalf of theatrical, television, streaming content creators, gaming companies and technology companies to attract and engage consumers.
Research — Technology’s operating results, including revenue, operating income, net income, EBITDA and Adjusted EBITDA for the Nine months ended September 30, 2020 compared to the Nine months ended September 30, 2019 were as follows:
	Nine Months Ended September 30,				Change
(US Dollars Reported in Thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	41,528		42,312		(784)	-1.9%
Operating Income	7,253	17.5%	8,597	20.3%	(1,344)	-15.6%
Net Income	5,347	12.9%	6,840	16.2%	(1,493)	-21.8%
EBITDA	8,811	21.2%	9,957	23.5%	(1,146)	-11.5%
Adjusted EBITDA	8,811	21.2%	9,957	23.5%	(1,146)	-11.5%

Research — Technology’s revenue for the nine months ended September 30, 2020 was $41.5 million compared to $42.3 million for the nine months ended September 30, 2019. The decrease of $0.8 million, or 1.9%, was primarily the result of a decline in all theatrical and television revenue as a result of COVID-19’s adverse impact on the entertainment industry and was partially offset by increased revenue from streaming services, gaming platforms, and technology companies.
Research — Technology’s operating income for the nine months ended September 30, 2020 was $7.3 million compared to $8.6 million for the nine months ended September 30, 2019. The decrease of $1.3 million, or 15.6%, was primarily due to the revenue declines noted above and increased custom data acquisition costs.
Research — Technology’s EBITDA for the nine months ended September 30, 2020 was $8.8 million compared to $10.0 million for the nine months ended September 30, 2019. The decrease of $1.1 million, or 11.5%, was principally due to revenue declines and the increased custom data acquisition costs noted above.
There were no adjustments recorded to EBITDA to calculate Research — Technology’s Adjusted EBITDA for the nine months ended September 30, 2020 or the nine months ended September 30, 2019.
Research — Corporate: Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019
The Research — Corporate reportable segment includes Brands that conduct qualitative and quantitative research among consumers and B2B audiences to help companies understand their purchase intent habits and trends to aid in marketing decisions and product development, views of brand and corporate reputation and the use of research for public release. Brands include Harris Insights and Analytics and HarrisX.
Research — Corporate’s operating results, including revenue, operating income, net income, EBITDA and Adjusted EBITDA for the Nine months ended September 30, 2020 compared to the Nine months ended September 30, 2019 were as follows:
	Nine Months Ended September 30,				Change
(US Dollars Reported in Thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	36,714		37,538		(824)	-2.2%
Operating Income	1,670	4.5%	3,198	8.5%	(1,528)	-47.8%
Net Income	1,367	3.7%	2,549	6.8%	(1,182)	-46.4%
EBITDA	3,362	9.2%	4,974	13.3%	(1,612)	-32.4%
Adjusted EBITDA	3,912	10.7%	4,974	13.3%	(1,062)	-21.4%
Research — Corporate’s revenue for the nine months ended September 30, 2020 was $36.7 million compared to $37.5 million for the nine months ended September 30, 2019. The decrease of $0.8 million, or 2.2%, was primarily due to new business delays for larger research projects and reduced tracking from industries whose businesses were adversely impacted by COVID-19.
Research — Corporate’s operating income for the nine months ended September 30, 2020 was $1.7 million compared to $3.2 million for the nine months ended September 30, 2019. The decrease of $1.5 million was primarily due to the revenue declines noted above plus establishment costs associated with a new market research offering of $0.5 million and increased custom data acquisition costs.
Research — Corporate’s EBITDA for the nine months ended September 30, 2020 was $3.4 million compared to $5.0 million for the nine months ended September 30, 2019. The decrease of $1.6 million, or 32.4%, was principally due to the operating income decline noted above.
Research — Corporate’s Adjusted EBITDA for the nine months ended September 30, 2020 was $3.9 million compared to $5.0 million for the nine months ended September 30, 2019. The decrease of $1.1 million, or 21.4%, is due to the EBITDA declines noted above.

Communications, Public Affairs and Advocacy: Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019
The Communications, Public Affairs and Advocacy reportable segment includes Brands that provide strategic communications through media relations, social media and in-person engagements, as well as utilizing digital channels to mobilize and raise funds from supporters and constituents to support political candidates and issue organizations in the public arena. Brands include SKDK, Targeted Victory and Wye Communications.
Communications, Public Affairs and Advocacy’s operating results, including revenue, operating income (loss), net income (loss), EBITDA and Adjusted EBITDA for the nine months ended September 30, 2020 compared to the Nine months ended September 30, 2019 were as follows:
	Nine Months Ended September 30,				Change
(US Dollars Reported in Thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	212,127		76,087		136,040	178.8%
Operating Income (Loss)	34,679	16.4%	(883)	-1.2%	35,562	N/A
Net Income (Loss)	33,830	16.0%	(1,449)	-1.9%	35,279	N/A
EBITDA	38,891	18.4%	2,205	2.9%	36,686	1663.8%
Adjusted EBITDA	39,374	18.6%	11,450	15.0%	27,924	243.9%
Communications, Public Affairs and Advocacy’s revenue for the nine months ended September 30, 2020 was $212.1 million compared to $76.1 million for the nine months ended September 30, 2019. The increase of $136.0 million, or 178.8%, was primarily due to cyclical growth in political campaign and fundraising activities as well as public affairs and corporate communication programs related to the 2020 election cycle totaling $127.0 million plus acquisition contributions of $9.0 million.
Communications, Public Affairs and Advocacy’s operating income for the nine months ended September 30, 2020 was $34.7 million compared to an operating loss of $0.9 million for the nine months ended September 30, 2019. The increase of $35.6 million was primarily due to the revenue growth noted above, partially offset by an increase in operating expenses of $100.4 million; $93.0 million was attributable to existing Brands that realized an increase in cost of service sold to support revenue growth and $7.4 million was attributable to costs associated with acquired Brands.
Communications, Public Affairs and Advocacy’s EBITDA for the nine months ended September 30, 2020 was $38.9 million compared to $2.2 million for the nine months ended September 30, 2019. The increase of $36.7 million was primarily due to the operating income increases noted above.
Communications, Public Affairs and Advocacy’s Adjusted EBITDA for the nine months ended September 30, 2020 was $39.4 million compared to $11.5 million for the nine months ended September 30, 2019. The increase of $27.9 million, or 243.9%, is primarily due to the EBITDA increases noted above offset by a decrease to the change in deferred acquisition consideration expenses of $8.8 million.
All Other: Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019
The All Other reportable segment includes Brands that create, produce, and promote advertising through traditional and digital channels, and provide public relations, healthcare, online reputation and digital privacy solutions for individuals and businesses. Brands include Scout, Reputation Defender and Collect, Understand and Engage (“CUE”).

All Other’s operating results, including revenue, operating income (loss), net income (loss), EBITDA and Adjusted EBITDA for the Nine months ended September 30, 2020 compared to the Nine months ended September 30, 2019 were as follows:
	Nine Months Ended September 30,				Change
(US Dollars Reported in Thousands)	2020	% of Revenue	2019	% of Revenue	$	%
Revenue	35,584		25,090		10,494	41.8%
Operating Income (Loss)	814	2.3%	(2,084)	-8.3%	2,898	-139.1%
Net Income (Loss)	747	2.1%	(2,328)	-9.3%	3,075	-132.1%
EBITDA	3,084	8.7%	182	0.7%	2,902	1594.5%
Adjusted EBITDA	3,084	8.7%	367	1.5%	2,717	740.3%
All Other’s revenue for the nine months ended September 30, 2020 was $35.6 million compared to $25.1 million for the nine months ended September 30, 2019. The increase of $10.5 million, or 41.8%, was due to increased new business related to healthcare and online reputation and privacy, that contributed $8.6 million and $1.9 million, respectively.
All Other’s operating income for the nine months ended September 30, 2020 was $0.8 million compared to an operating loss of $2.1 million for the nine months ended September 30, 2019. The increase of $2.9 million was primarily due to the revenue increases noted above, which was partially offset by increases in staff and contract worker costs of $7.2 million required to support the revenue growth.
All Other’s EBITDA for the nine months ended September 30, 2020 was $3.1 million compared to $0.2 million for the nine months ended September 30, 2019. The increase of $2.9 million was principally due to the new business increases noted above.
All Other’s Adjusted EBITDA for the nine months ended September 30, 2020 was $3.1 million compared to $0.4 million for the nine months ended September 30, 2019. The increase of $2.7 million, or 740.3%, is due to the EBITDA increase of $2.9 million noted above offset by changes to acquisition-related expenses of $0.2 million.
Corporate: Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019
Corporate includes expenses incurred by our corporate function. These costs primarily consist of office and general expenses, salaries and employee-related expenses that are not fully allocated to the operating segments. These costs include salaries, long-term incentives, bonuses and other miscellaneous benefits for corporate office employees, corporate office expenses, professional fees related to financial statement audits and legal, information technology and other consulting services that are engaged through our corporate office, and depreciation incurred on our corporate office. The Corporate operating loss was $4.7 million and $1.6 million for the nine months ended September 30, 2020 and September 30, 2019, respectively.

YEAR ENDED DECEMBER 31, 2019 COMPARED TO YEAR ENDED DECEMBER 31, 2018
The following table presents a summary of our consolidated financial results for the years ended December 31, 2019 and 2018.
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	$628,666		$426,432		$202,234	47.4%
Operating expenses:
Cost of services sold	376,280	59.9%	257,524	60.4%	118,756	46.1%
Office and general expenses	175,962	28.0%	131,171	30.8%	44,791	34.1%
Depreciation and amortization	35,729	5.7%	21,775	5.1%	13,954	64.1%
Total operating expenses	587,971	93.5%	410,470	96.3%	177,501	43.2%
Operating Income	40,695	6.5%	15,962	3.7%	24,733	154.9%
Other expenses, net
Interest expense, net	(8,659)	-1.4%	(6,406)	-1.5%	(2,253)	35.2%
Other (expense) income, net	(1,144)	-0.2%	11,443	2.7%	(12,587)	-110.0%
Income before taxes and equity in (losses) earnings of unconsolidated affiliates	30,892	4.9%	20,999	4.9%	9,893	47.1%
Provision for income taxes	(10,004)	-1.6%	(4,494)	-1.1%	(5,510)	122.6%
Equity in earnings of unconsolidated affiliate	(158)	0.0%	1,919	0.5%	(2,077)	-108.2%
Net Income	20,730	3.3%	18,424	4.3%	2,306	12.5%
Less: Net income attributable to noncontrolling interest	2,326	0.4%	2,328	0.5%	(2)	-0.1%
Less: Net income attributable to redeemable noncontrolling interests	1,263	0.2%	153	0.0%	1,110	725.5%
Net Income attributable to Stagwell Media	$17,141	2.7%	$15,943	3.7%	$1,198	7.5%
Net Income	$20,730	3.3%	$18,424	4.3%	$2,306	12.5%
Interest expense, net	8,659	1.4%	6,406	1.5%	2,253	35.2%
Provision for income taxes	10,004	1.6%	4,494	1.1%	5,510	122.6%
Depreciation and amortization	35,729	5.7%	21,775	5.1%	13,954	64.1%
EBITDA	75,122	11.9%	51,099	12.0%	24,023	47.0%
Adjustments
Other (expense) income, net	1,144	0.2%	(11,443)	-2.7%	12,587	-110.0%
Equity in earnings of unconsolidated affiliate	158	0.0%	(1,919)	-0.5%	2,077	-108.2%
Acquisition-related expenses	6,453	1.0%	2,901	0.7%	3,552	122.4%
Deferred acquisition consideration expenses	15,652	2.5%	28,327	6.6%	(12,675)	-44.7%
Other items	(241)	0.0%	-	0.0%	(241)	n/m
Other restructuring costs	555	0.1%	1,483	0.3%	(928)	-62.6%
Adjusted EBITDA	$98,843	15.7%	$70,448	16.5%	$28,395	40.3%

Consolidated Results of Operations
Revenues
Stagwell’s revenue for the year ended December 31, 2019 was $628.7 million compared to $426.4 million for the year ended December 31, 2018. The increase of $202.2 million, or 47.4%, was primarily due to acquired business contributions of $208.7 million that were partially offset by our existing Brands contributing a decrease of $7.3 million, as well as a positive foreign exchange impact of $0.8 million. See the Reportable Segments Results of Operations section below regarding consolidated revenues for additional analysis.
The components for the changes in revenue by reportable segment for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,
Reportable Segment (US Dollars Reported in Thousands)	2019	Foreign Currency	Organic	Inorganic	2018
Digital – Marketing	$208,343	$64	$6,186	$33,234	$168,859
Digital – Content	157,546	705	990	121,630	34,221
Research – Technology	58,353	—	2,166	—	56,187
Research – Corporate	51,968	—	(420)	—	52,388
Communications, Public Affairs and Advocacy	112,388	—	(13,414)	46,405	79,397
All Other	40,068	—	(2,765)	7,453	35,380
Total	$628,666	$769	$(7,257)	$208,722	$426,432
Operating Expenses
Stagwell’s operating expenses for the year ended December 31, 2019 were $588.0 million compared to $410.5 million for the year ended December 31, 2018. The increase of $177.5 million, or 43.2%, was principally due to the additional costs related to businesses acquired during the period totaling $201.2 million offset by $23.7 million of cost reductions from existing businesses.
Operating Income
Stagwell’s operating income for the year ended December 31, 2019 was $40.7 million compared to $16.0 million for the year ended December 31, 2018. The increase of $24.7 million, or 154.9%, was principally due to revenue increases from our existing Brands contributing $17.2 million and the businesses acquired during the period contributing $7.5 million. See the Reportable Segments Results of Operations section below regarding consolidated operating income for additional analysis.
Interest Expense, Net
Stagwell’s interest expense, net, for the year ended December 31, 2019 was $8.7 million compared to $6.4 million for the year ended December 31, 2018. The increase of $2.3 million, or 35.2%, was principally due to an increase in the average outstanding debt balance driven by acquisitions completed during 2018.
Other (expense) income, net
Stagwell’s other (expense) income, net for the year ended December 31, 2019 was an expense of $1.1 million compared to income of $11.4 million for the year ended December 31, 2018. The decrease of $12.5 million, or 110.0%, was principally due to non-recurring gains that were realized on financial instruments in equity investments where we completed step-up acquisitions in 2018, which were part of our consolidated operating results in 2019.
Provision for Income Tax
Stagwell’s income tax expense for the year ended December 31, 2019 was $10.0 million, which resulted in an effective tax rate of 32.4% on income of $30.9 million. Comparatively, income tax expense for the year ended December 31, 2018 was $4.5 million, which resulted in an effective tax rate of 21.4% on income of $21.0 million. The increase in rate was principally due to an increase in the pre-tax book income of taxable entities, including acquisitions of taxable entities with positive pre-tax book income, restructuring of one entity with positive pre-tax book income from non-taxable status to taxable, as well as a decrease in pre-tax book income of non-taxable entities.
Equity in (Losses) Earnings of Unconsolidated Affiliate
Stagwell’s equity in (losses) earnings of unconsolidated affiliate represents the income or losses attributable to equity method investments. We recorded $0.2 million of loss for the year ended December 31, 2019 compared to $1.9 million of income for the year ended December 31, 2018. The decrease of $2.1 million, or 108.2%, was due to fewer equity investments since we completed several step-up acquisitions of those investments during 2018, which were part of our consolidated operating results in 2019.
Net Income Attributable to Noncontrolling Interests
Stagwell’s Net Income Attributable to Noncontrolling Interests for the year ended December 31, 2019 was $2.3 million which is consistent for the year ended December 31, 2018.
Net Income Attributable to Redeemable Noncontrolling Interest
Net Income Attributable to Redeemable Noncontrolling Interest for the year months ended December 31, 2019 was $1.3 million compared to $0.2 million for the year ended December 31, 2018. The increase of $1.1 million, or 725.5%, was due to the increase in operating results of the Company’s subsidiaries.
Net Income Attributable to Stagwell Media
Stagwell’s Net Income Attributable to Stagwell Media for the year ended December 31, 2019 was $17.1 million compared to $15.9 million for the year ended December 31, 2018. The increase of $1.2 million, or 7.5%, was principally due to the increases in our revenues and operating expenses, which are discussed above, that resulted in an operating income increase of $24.7 million. This increase was partially offset by increases to several non-operating expenses including interest expense, net of $2.3 million and our provision for income tax of $5.5 million as well as decreases to our other (expense) income, net of $12.5 million, equity in earnings of unconsolidated affiliate $2.1 million and net income attributable to redeemable noncontrolling interest of $1.1 million, which are also described above.

REPORTABLE SEGMENTS RESULTS OF OPERATIONS
The following discussion provides additional detailed disclosures for each of our reportable segments.
Digital — Marketing: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Digital — Marketing’s operating results, including revenue, operating income, net income, EBITDA and Adjusted EBITDA for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	208,343		168,859		39,484	23.4%
Operating Income	23,977	11.5%	16,545	9.8%	7,432	44.9%
Net Income	16,922	8.1%	17,464	10.3%	(542)	-3.1%
EBITDA	35,402	17.0%	26,423	15.6%	8,979	34.0%
Adjusted EBITDA	36,511	17.5%	24,550	14.5%	11,961	48.7%
Digital — Marketing’s revenue for the year ended December 31, 2019 was $208.3 million compared to $168.9 million for the year ended December 31, 2018. The increase of $39.5 million, or 23.4%, was primarily due to favorable digital transformation and performance marketing trends and increased demand impacting our existing Brands totaling $6.2 million plus acquisitions contributions that expanded our social media and digital innovation offerings that contributed $33.2 million, as well as a positive foreign exchange impact of $0.1 million, or 0.04%.
Digital-Marketing’s operating income for the year ended December 31, 2019 was $24.0 million compared to $16.6 million for the year ended December 31, 2018. The increase of $7.4 million, or 44.9%, was primarily due to the revenue increases of $39.5 million noted above, which was partially offset by additional costs related to acquisitions of $33.3 million including compensation and consulting fees reported in cost of services sold. Operating costs attributable to our existing Brands declined $1.2 million.
Digital — Marketing’s EBITDA for the year ended December 31, 2019 was $35.4 million compared to $26.4 million for the year ended December 31, 2018. The increase of $9.0 million, or 34.0%, was principally due to the increase to operating income of $7.4 million plus the changes to depreciation and amortization as well as our tax provision.
Digital — Marketing’s Adjusted EBITDA for the year ended December 31, 2019 was $36.5 million compared to $24.6 million for the year ended December 31, 2018. The increase of $11.9 million, or 48.7%, is principally due to the EBITDA increase of $9.0 million noted above plus other income.
Digital — Content: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Digital — Content’s operating results, including revenue, operating income (loss), net income (loss), EBITDA and Adjusted EBITDA for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	157,546		34,221		123,325	360.4%
Operating Income (Loss)	5,543	3.5%	(169)	-0.5%	5,712	-3379.9%
Net Income (Loss)	1,395	0.9%	(1,285)	-3.8%	2,680	-208.6%
EBITDA	17,159	10.9%	3,691	10.8%	13,468	364.9%
Adjusted EBITDA	22,475	14.3%	3,623	10.6%	18,852	520.3%

Digital — Content’s revenue for the year ended December 31, 2019 was $157.5 million compared to $34.2 million for the year ended December 31, 2018. The increase of $123.3 million, or 360.4%, was primarily driven by acquisition contributions that expanded our travel marketing and B2B offerings totaling $121.6 million, plus $1.0 million in organic growth from existing Brands, as well as a positive foreign exchange impact of $0.7 million, or 0.2%.
Digital — Content’s operating income for the year ended December 31, 2019 was $5.5 million compared to an operating loss of $0.2 million for the year ended December 31, 2018. The increase of $5.7 million was due to the revenue increases of $123.3 million noted above, which was partially offset by additional costs related to acquisitions of $116.5 million, primarily attributable to compensation, consulting fees and servicing revenue reported in cost of service sold. Operating expenses attributable to our existing Brands increased $1.1 million.
Digital — Content’s EBITDA for the year ended December 31, 2019 was $17.2 million compared to $3.7 million for the year ended December 31, 2018. The increase of $13.5 million, or 364.9%, was primarily due to the increase in operating income of $5.7 million noted above plus the changes to depreciation and amortization totaling $7.8 million.
Digital — Content’s Adjusted EBITDA for the year ended December 31, 2019 was $22.5 million compared to $3.6 million for the year ended December 31, 2018. The increase of $18.9 million, or 520.3%, is due to the EBITDA increase of $13.5 million noted above plus an adjustment for acquisition-related expenses of $5.4 million.
Research — Technology: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Research — Technology’s operating results, including revenue, operating income, net income, EBITDA, and Adjusted EBITDA for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	58,353		56,187		2,166	3.9%
Operating Income	12,738	21.8%	12,185	21.7%	553	4.5%
Net Income	8,765	15.0%	7,290	13.0%	1,475	20.2%
EBITDA	14,553	24.9%	13,950	24.8%	603	4.3%
Adjusted EBITDA	14,553	24.9%	13,950	24.8%	603	4.3%
Research — Technology’s revenue for the year ended December 31, 2019 was $58.4 million compared to $56.2 million for the year ended December 31, 2018. The increase of $2.2 million, or 3.9%, was driven by emerging work with streaming services, gaming platforms, and technology companies.
Research — Technology’s operating income for the year ended December 31, 2019 was $12.7 million compared to $12.2 million for the year ended December 31, 2018. The increase of $0.5 million, or 4.5%, was primarily due to the revenue increases noted above, which was partially offset by increases to operating expenses of $1.6 million to support the revenue growth noted above.
Research — Technology’s EBITDA for the year ended December 31, 2019 was $14.6 million compared to $14.0 million for the year ended December 31, 2018. The increase of $0.6 million, or 4.3%, was driven by operating income growth noted above.
There were no adjustments to EBITDA recorded to calculate Research — Technology’s Adjusted EBITDA for the year ended December 31, 2019 or the year ended December 31, 2018.

Research — Corporate: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Research — Corporate’s operating results, including revenue, operating income, net income, EBITDA, and Adjusted EBITDA for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	51,968		52,388		(420)	-0.8%
Operating Income	6,064	11.7%	5,136	9.8%	928	18.1%
Net Income	5,214	10.0%	4,175	8.0%	1,039	24.9%
EBITDA	8,384	16.1%	7,379	14.1%	1,005	13.6%
Adjusted EBITDA	8,739	16.8%	7,379	14.1%	1,360	18.4%
Research — Corporate’s revenue for the year ended December 31, 2019 was $52.0 million compared to $52.4 million for the year ended December 31, 2018. The decrease of $0.4 million, or 0.8%, was principally due to the net impact of new business wins offsetting client losses or reduced spend for the period.
Research — Corporate’s operating income for the year ended December 31, 2019 was $6.1 million compared to $5.1 million for the year ended December 31, 2018. The increase of $1.0 million, or 18.1%, was primarily due to reductions in operating expenses of $1.4 million partially offset by the revenue declines noted above.
Research — Corporate’s EBITDA for the year ended December 31, 2019 was $8.4 million compared to $7.4 million for the year ended December 31, 2018. The increase of $1.0 million, or 13.6%, was primarily due to reduction in operating expenses.
Research — Corporate’s Adjusted EBITDA for the year ended December 31, 2019 was $8.7 million compared to $7.4 million for the year ended December 31, 2018. The increase of $1.3 million, or 18.4%, is due to the EBITDA increase of $1.0 million noted above plus other restructuring costs totaling $0.3 million.
Communications, Public Affairs and Advocacy: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Communications, Public Affairs and Advocacy’s operating results, including revenue, operating loss, net loss, EBITDA, and Adjusted EBITDA for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	112,388		79,397		32,991	41.6%
Operating Income (Loss)	(1,395)	-1.2%	(14,004)	-17.6%	12,609	-90.0%
Net Income (Loss)	(2,518)	-2.2%	(15,250)	-19.2%	12,732	-83.5%
EBITDA	2,367	2.1%	(10,970)	-13.8%	13,337	-121.6%
Adjusted EBITDA	18,213	16.2%	20,540	25.9%	(2,327)	-11.3%
Communications, Public Affairs and Advocacy’s revenue for the year ended December 31, 2019 was $112.4 million compared to $79.4 million for the year ended December 31, 2018. The increase of $33.0 million, or 41.6%, was driven principally by acquired business contributions that expanded our corporate communications, public affairs, and fundraising offerings that totaled $46.4 million, partially offset by a decrease of $13.4 million from existing Brands impacted by the two-year election cycle.
Communications, Public Affairs and Advocacy’s operating loss for the year ended December 31, 2019 was $1.4 million compared to $14.0 million for the year ended December 31, 2018. The $12.6 million improvement was due to the revenue increases noted above and was offset by increases in operating expenses totaling $20.4 million. The change in our operating expense reflected a $23.0 million decrease attributable to our existing Brands, which included a $16.0 million decrease in deferred acquisition costs expense that was offset by operating expenses from acquired businesses totaling $43.4 million, primarily due to cost of servicing revenue and compensation.
Communications, Public Affairs and Advocacy’s EBITDA for the year ended December 31, 2019 was $2.4 million compared to an EBITDA loss of $11.0 million for the year ended December 31, 2018. The increase of $13.4 million, or 121.6%, was primarily due to the decrease in operating loss noted above.
Communications, Public Affairs and Advocacy’s Adjusted EBITDA for the year ended December 31, 2019 was $18.2 million compared to $20.5 million for the year ended December 31, 2018. The decrease of $2.3 million, or 11.3%, is due to EBITDA increases as noted above, primarily offset by defined acquisition consideration expenses of $16.0 million.
All Other: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
All Other’s operating results, including revenue, operating (loss) income, net (loss) income, EBITDA and Adjusted EBITDA for the year ended December 31, 2019 compared to the year ended December 31, 2018 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2019	% of Revenue	2018	% of Revenue	$	%
Revenue	40,068		35,380		4,688	13.3%
Operating Income (Loss)	(3,113)	-7.8%	2,685	7.6%	(5,798)	-215.9%
Net Income (Loss)	(3,413)	-8.5%	2,471	7.0%	(5,884)	-238.1%
EBITDA	(98)	-0.2%	5,175	14.6%	(5,273)	-101.9%
Adjusted EBITDA	88	0.2%	3,827	10.8%	(3,739)	-97.7%
All Other’s revenue for the year ended December 31, 2019 was $40.1 million compared to $35.4 million for the year ended December 31, 2018. The increase of $4.7 million, or 13.3%, was primarily driven by declines from our existing Brands totaling $2.8 million, which was related to delays in marketing spend for pharmaceutical candidates that did not enter the market, offset by acquisition contributions that expanded our online reputation and privacy offerings totaling $7.5 million.
All Other’s operating loss for the year ended December 31, 2019 was $3.1 million compared to operating income of $2.7 million for the year ended December 31, 2018. The decrease of $5.8 million was due to the increase in operating expenses of $10.5 million primarily relating to advertising and marketing cost and staff cost, partially offset by the revenue increases noted above.
All Other’s EBITDA for the year ended December 31, 2019 was loss of $0.1 million compared to earnings of $5.2 million for the year ended December 31, 2018. The decrease of $5.3 million, or 101.9%, was principally due to the decrease of operating income as noted above.
All Other’s Adjusted EBITDA for the year ended December 31, 2019 was $0.1 million compared to $3.8 million for the year ended December 31, 2018. The decrease of $3.7 million, or 97.7%, is due to the EBITDA decreases noted above plus acquisition-related expenses of $2.6 million offset by an addback for deferred acquisition consideration expenses of $4.2 million.
Corporate: Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
The Corporate operating loss was $3.1 million and $6.4 million for the year ended December 31, 2019 and December 31, 2018, respectively.

YEAR ENDED DECEMBER 31, 2018 COMPARED TO YEAR ENDED DECEMBER 31, 2017
The following table presents a summary of our consolidated financial results for the years ended December 31, 2018 and 2017.
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2018	% of Revenue	2017	% of Revenue	$	%
Revenue	$426,432		$294,092		$132,340	45.0%
Operating expenses:
Cost of services sold	257,524	60.4%	162,547	55.3%	94,977	58.4%
Office and general expenses	131,171	30.8%	105,233	35.8%	25,938	24.6%
Depreciation and amortization	21,775	5.1%	10,967	3.7%	10,808	98.6%
Total operating expenses	410,470	96.3%	278,747	94.8%	131,723	47.3%
Operating Income	15,962	3.7%	15,345	5.2%	617	4.0%
Other expenses, net
Interest expense, net	(6,406)	-1.5%	(4,464)	-1.5%	(1,942)	43.5%
Other (expense) income, net	11,443	2.7%	3,467	1.2%	7,976	230.1%
Income before taxes and equity in (losses) earnings of unconsolidated affiliates	20,999	4.9%	14,348	4.9%	6,651	46.4%
Provision for income taxes	(4,494)	-1.1%	(2,343)	-0.8%	(2,151)	91.8%
Equity in earnings of unconsolidated affiliate	1,919	0.5%	331	0.1%	1,588	479.8%
Net Income	18,424	4.3%	12,336	4.2%	6,088	49.4%
Less: Net income attributable to noncontrolling interest	2,328	0.5%	1,852	0.6%	476	25.7%
Less: Net income attributable to redeemable noncontrolling interests	153	0.0%	(166)	-0.1%	319	-192.2%
Net Income attributable to Stagwell Media	$15,943	3.7%	$10,650	3.6%	$5,293	49.7%
Net Income	$18,424	4.3%	$12,336	4.2%	$6,088	49.4%
Interest expense, net	6,406	1.5%	4,464	1.5%	1,942	43.5%
Provision for income taxes	4,494	1.1%	2,343	0.8%	2,151	91.8%
Depreciation and amortization	21,775	5.1%	10,967	3.7%	10,808	98.6%
EBITDA	51,099	12.0%	30,110	10.2%	20,989	69.7%
Adjustments
Other (expense) income, net	(11,443)	-2.7%	(3,467)	-1.2%	(7,976)	230.1%
Equity in earnings of unconsolidated affiliate	(1,919)	-0.5%	(331)	-0.1%	(1,588)	479.8%
Acquisition-related expenses	2,901	0.7%	968	0.3%	1,933	199.7%
Deferred acquisition consideration expenses	28,327	6.6%	11,982	4.1%	16,345	136.4%
Other items	—	0.0%	—	0.0%	—	n/m
Other restructuring costs	1,483	0.3%	3,380	1.1%	(1,897)	-56.1%
Adjusted EBITDA	$70,448	16.5%	$42,642	14.5%	$27,806	65.2%

Consolidated Results of Operations
Revenues
Stagwell’s revenue for the year ended December 31, 2018 was $426.4 million compared to $294.1 million for the year ended December 31, 2017. The increase of $132.3 million, or 45.0%, was primarily due to the addition of businesses acquired during the period contributing $101.6 million plus our existing Brands contributing $31.1 million, as well as a negative foreign exchange impact of $0.4 million. See the Reportable Segments Results of Operations section below regarding consolidated revenues for additional analysis.
The components for the changes in revenue by reportable segment for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:
	Year Ended December 31,
Reportable Segment (US Dollars Reported in Thousands)	2018	Foreign Currency	Organic	Inorganic	2017
Digital – Marketing	$168,859	$436	$2,696	$39,881	$125,846
Digital – Content	34,221	(841)	728	31,379	2,955
Research – Technology	56,187	—	1,454	2,355	52,378
Research – Corporate	52,388	—	3,981	1,990	46,417
Communications, Public Affairs and Advocacy	79,397	—	22,583	8,486	48,328
All Other	35,380	—	(301)	17,513	18,168
Total	$426,432	$(405)	$31,141	$101,604	$294,092
Operating expenses
Stagwell’s operating expenses for the year ended December 31, 2018 were $410.5 million compared to $278.7 million for the year ended December 31, 2017. The increase of $131.7 million, or 47.3%, was principally due to the addition of costs related to businesses acquired during the period totaling $92.9 million, plus increases in our existing Brands of $38.9 million, which consisted of increases in cost of service sold to support the revenue growth noted above and other operating expenses totaling $22.6 million plus the change in deferred acquisition consideration expense of $16.3 million.
Operating Income
Stagwell’s operating income for the year ended December 31, 2018 was $16.0 million compared to $15.3 million for the year ended December 31, 2017. The increase of $0.6 million, or 4.0%, was principally due to increases from the businesses acquired during the period totaling $7.9 million, which were partially offset by a decrease of $7.2 million from our existing Brands. See the Reportable Segments Results of Operations section below regarding consolidated operating income for additional analysis.
Interest Expense, Net
Stagwell’s interest expense, net, for the year ended December 31, 2018 was $6.4 million compared to $4.5 million for the year ended December 31, 2017. The increase of $1.9 million, or 43.5%, was principally due to an increase in long-term debt.
Other (expense) income, net
Stagwell’s other (expense) income, net, for the year ended December 31, 2018 was income of $11.4 million compared to income of $3.5 million for the year ended December 31, 2017. The increase of $8.0 million, or 230.1%, was principally due to gains that were realized on financial instruments in equity investments where we completed step-up acquisitions in 2018.
Provision for Income Tax
Stagwell’s income tax expense for the year ended December 31, 2018 was $4.5 million, on income of $21.0 million, which resulted in an effective tax rate of 21.4%. Income tax expense for the year ended

December 31, 2017 was $2.3 million on income of $14.3 million, which resulted in an effective tax rate of 16.3%. The increase in the effective tax rate was principally due to an increase in the pre-tax book income of taxable entities, including acquisitions of taxable entities with positive pre-tax book income, as well as a decrease in pre-tax book income of non-taxable entities.
Equity in (Losses) Earnings of Unconsolidated Affiliates
Stagwell’s equity income (losses) earnings of unconsolidated affiliates represents the income or losses attributable to equity method investments. We recorded $1.9 million of income for the year ended December 31, 2018 compared to $0.3 million of income for the year ended December 31, 2017. The increase of $1.6 million, or 479.8%, was primarily due to the increase in earnings of equity method investments. We completed step-up acquisitions for certain investments in 2018 that resulted in a gain described in the Other (expense) income, net section above and the acquisitions described in the notes of our consolidated financial statements.
Net Income (Loss) Attributable to Noncontrolling Interests
Stagwell’s Net Income (Loss) Attributable to Noncontrolling Interests for the year ended December 31, 2018 was $2.3 million compared $1.8 million for the year ended December 31, 2017. The increase of $0.5 million, or 25.7%, was attributable to certain Brands with non-controlling interests performing materially better in 2018 compared to 2017.
Net Income Attributable to Redeemable Noncontrolling Interest
Net Income Attributable to Redeemable Noncontrolling Interest for the year ended December 31, 2018 was $0.2 million compared to a loss of $0.2 million for the year ended December 31, 2017. The increase was due to the increase in operating results of the Company’s subsidiary.
Net Income Attributable to Stagwell Media
Stagwell’s Net Income Attributable to Stagwell Media for the year ended December 31, 2018 was $15.9 million, compared to $10.7 million for the year ended December 31, 2017. The increase of $5.3 million, or 49.7%, was primarily due to the increases in our revenues and operating expenses, which are discussed above, that resulted in operating income increase of $0.6 million. Additionally, we reported increases to other (expense) income, net of $8.0 million and to equity in earnings of unconsolidated affiliate of $1.6 million that were offset by increases in interest expense, net of $1.9 million, provision for income taxes of $2.2 million and net income attributable to noncontrolling interest of $0.5 million and net income attributable to redeemable noncontrolling interest of $0.3 million, which are also described above.

REPORTABLE SEGMENTS RESULTS OF OPERATIONS
The following discussion provides additional detailed disclosures for each of our reportable segments.
Digital — Marketing: Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
Digital-Marketing’s operating results, including revenue, operating income, net income, EBITDA, and Adjusted EBITDA for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2018	% of Revenue	2017	% of Revenue	$	%
Revenue	168,859		125,846		43,013	34.2%
Operating Income	16,545	9.8%	5,749	4.6%	10,796	187.8%
Net Income	17,464	10.3%	3,159	2.5%	14,305	452.8%
EBITDA	26,423	15.6%	10,374	8.2%	16,049	154.7%
Adjusted EBITDA	24,550	14.5%	14,719	11.7%	9,831	66.8%
Digital-Marketing’s revenue for the year ended December 31, 2018 was $168.9 million compared to $125.8 million for the year ended December 31, 2017. The increase of $43.1 million, or 34.2%, was primarily due to acquisitions in performance marketing, social media and digital innovation Brands that contributed $39.9 million, plus growth from our existing digital transformation and performance marketing Brands totaling $2.7 million, as well as a positive foreign exchange impact of $0.5 million, or 0.3%.
Digital-Marketing’s operating income for the year ended December 31, 2018 was $16.5 million compared to $5.7 million for the year ended December 31, 2017. The increase of $10.8 million, or 187.8%, was primarily due to the revenue increases noted above offset by an increase in operating expenses of $32.3 million. The increase in operating expenses was due to cost reductions from existing Brands of $4.6 million that were partially offset by increase in operating expenses for compensation and office and general expenses totaling $36.9 million from acquired Brands.
Digital — Marketing’s EBITDA for the year ended December 31, 2018 was $26.4 million compared to $10.4 million for the year ended December 31, 2017. The increase of $16.0 million, or 154.7%, was primarily due to the increases in operating income noted above including growth from our existing Brands of $9.3 million and acquisition contributions of $6.7 million.
Digital — Marketing’s Adjusted EBITDA for the year ended December 31, 2018 was $24.6 million compared to $14.7 million for the year ended December 31, 2017. The increase of $9.8 million, or 66.8%, is due to the EBITDA increases noted above offset by other expenses and other restructuring costs.
Digital — Content: Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
Digital-Content’s operating results, including revenue, operating (loss) income, net (loss) income, EBITDA and Adjusted EBITDA for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2018	% of Revenue	2017	% of Revenue	$	%
Revenue	34,221		2,955		31,266	1058.1%
Operating Income (Loss)	(169)	-0.5%	634	21.5%	(803)	-126.7%
Net Income (Loss)	(1,285)	-3.8%	2,444	82.7%	(3,729)	-152.6%
EBITDA	3,691	10.8%	2,464	83.4%	1,227	49.8%
Adjusted EBITDA	3,623	10.6%	634	21.5%	2,989	471.5%

Digital — Content’s revenue for the year ended December 31, 2018 was $34.2 million compared to $3.0 million for the year ended December 31, 2017. The increase of $31.2 million, or 1,058.1%, was primarily driven by acquisition contributions that expanded our creative consulting and travel marketing offerings, as well as a negative foreign exchange impact of $0.8 million or, 27.1%.
Digital — Content’s operating loss for the year ended December 31, 2018 was $0.2 million compared to operating income of $0.6 million for the year ended December 31, 2017. The decrease of $0.8 million was due to increases in operating expenses from acquisitions of $32.1 million, primarily due to compensation and consulting fees reported in cost of service sold, which was partially offset by the revenue increases noted above.
Digital — Content’s EBITDA for the year ended December 31, 2018 was $3.7 million compared to $2.5 million for the year ended December 31, 2017. The increase of $1.2 million, or 49.8%, was driven by acquisitions onboarded during the period.
Digital — Content’s Adjusted EBITDA for the year ended December 31, 2018 was $3.6 million compared to $0.6 million for the year ended December 31, 2017. The increase of $3.0 million, or 471.8%, is due to the EBITDA increases noted above plus a gain on sale of assets of $1.8 million.
Research — Technology: Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
Research — Technology’s operating results, including revenue, operating income, net income, EBITDA, and Adjusted EBITDA for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2018	% of Revenue	2017	% of Revenue	$	%
Revenue	56,187		52,378		3,809	7.3%
Operating Income	12,185	21.7%	10,666	20.4%	1,519	14.2%
Net Income	7,290	13.0%	8,233	15.7%	(943)	-11.5%
EBITDA	13,950	24.8%	12,239	23.4%	1,711	14.0%
Adjusted EBITDA	13,950	24.8%	12,239	23.4%	1,711	14.0%
Research — Technology’s revenue for the year ended December 31, 2018 was $56.2 million compared to $52.4 million for the year ended December 31, 2017. The increase of $3.8 million, or 7.3%, was primarily due to acquisitions in television market research business that contributed $2.4 million, plus growth from our existing Brands totaling $1.4 million.
Research — Technology’s operating income for the year ended December 31, 2018 was $12.2 million compared to $10.7 million for the year ended December 31, 2017. The increase of $1.5 million was primarily due to the revenue increases noted above, which was partially offset by the increase in operating expenses of $2.3 million required to service the revenue.
Research — Technology’s EBITDA for the year ended December 31, 2018 was $14.0 million compared to $12.2 million for the year ended December 31, 2017. The increase of $1.7 million, or 14.0%, was principally driven by the increase in operating income noted above.
There were no adjustments to EBITDA recorded to calculate Research — Technology’s Adjusted EBITDA for the year ended December 31, 2018 or the year ended December 31, 2017.

Research — Corporate: Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
Research — Corporate’s operating results, including revenue, operating income, net income, EBITDA, and Adjusted EBITDA for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2018	% of Revenue	2017	% of Revenue	$	%
Revenue	52,388		46,417		5,971	12.9%
Operating Income	5,136	9.8%	4,632	10.0%	504	10.9%
Net Income	4,175	8.0%	4,104	8.8%	71	1.7%
EBITDA	7,379	14.1%	6,461	13.9%	918	14.2%
Adjusted EBITDA	7,379	14.1%	6,579	14.2%	800	12.2%
Research — Corporate’s revenue for the year ended December 31, 2018 was $52.4 million compared to $46.4 million for the year ended December 31, 2017. The increase of $6.0 million, or 12.9%, was primarily due to growth from our existing corporate research Brands totaling $4.0 million plus acquisitions to expand our telecommunications market research offering that contributed $2.0 million.
Research — Corporate’s operating income for the year ended December 31, 2018 was $5.1 million compared to $4.6 million for the year ended December 31, 2017. The increase of $0.5 million, or 10.9%, was primarily due to the revenue increases noted above, which was partially offset by increases to operating expenses of $2.6 million from existing Brands relating to cost to service the increase in revenue and $2.9 million of costs related to acquired Brands.
Research — Corporate’s EBITDA for the year ended December 31, 2018 was $7.4 million compared to $6.5 million for the year ended December 31, 2017. The increase of $0.9 million, or 14.2%, was primarily driven by growth from our existing Brands of $1.5 million that were offset by acquisition EBITDA losses of $0.6 million.
Research — Corporate’s Adjusted EBITDA for the year ended December 31, 2018 was $7.4 million compared to $6.6 million for the year ended December 31, 2017. The increase of $0.8 million, or 12.2%, is primarily due to the EBITDA increases noted above.
Communications, Public Affairs and Advocacy: Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
Communications, Public Affairs and Advocacy’s operating results, including revenue, operating loss, net loss, EBITDA, and Adjusted EBITDA for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2018	% of Revenue	2017	% of Revenue	$	%
Revenue	79,397		48,328		31,069	64.3%
Operating Income (Loss)	(14,004)	-17.6%	(3,492)	-7.2%	(10,512)	301.0%
Net Income (Loss)	(15,250)	-19.2%	(4,578)	-9.5%	(10,672)	233.1%
EBITDA	(10,970)	-13.8%	(727)	-1.5%	(10,243)	1408.9%
Adjusted EBITDA	20,540	25.9%	6,163	12.8%	14,377	233.3%
Communications, Public Affairs and Advocacy’s revenue for the year ended December 31, 2018 was $79.4 million compared to $48.3 million for the year ended December 31, 2017. The increase of $31.1 million, or 64.3%, was driven principally by an increase of $22.6 million from existing Brands related to the two-year election cycle as well as by acquired business contributions that expanded our corporate communications, public affairs, and fundraising offerings that totaled $8.5 million.

Communications, Public Affairs and Advocacy’s operating loss for the year ended December 31, 2018 was $14.0 million compared to $3.5 million for the year ended December 31, 2017. The decrease of $10.5 million, or 301.0%, was primarily due the revenue increases noted above, which was offset by increases in operating expense from our existing Brands of $33.2 million, which included a $24.7 million increase in deferred acquisition costs expense, plus additional costs related to acquisitions totaling $8.4 million.
Communications, Public Affairs and Advocacy’s EBITDA for the year ended December 31, 2018 was a loss of $11.0 million compared to a loss of $0.7 million for the year ended December 31, 2017. The decrease of $10.3 million was primarily due to the decline to our operating loss noted above.
Communications, Public Affairs and Advocacy’s Adjusted EBITDA for the year ended December 31, 2018 was $20.5 million compared to $6.2 million for the year ended December 31, 2017. The increase of $14.4 million, or 233.2%, is principally due to the EBITDA decrease of $10.3 million noted above offset by an adjustment for deferred acquisition consideration expenses of $24.7 million.
All Other: Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
All Other’s operating results, including revenue, operating income (loss), net income (loss), EBITDA and Adjusted EBITDA for the year ended December 31, 2018 compared to the year ended December 31, 2017 were as follows:
	Year Ended December 31,				Change
(US Dollars Reported in Thousands)	2018	% of Revenue	2017	% of Revenue	$	%
Revenue	35,380		18,168		17,212	94.7%
Operating Income (Loss)	2,685	7.6%	(3,323)	-18.3%	6,008	-180.8%
Net Income (Loss)	2,471	7.0%	(3,322)	-18.3%	5,793	-174.4%
EBITDA	5,175	14.6%	(2,729)	-15.0%	7,904	-289.6%
Adjusted EBITDA	3,827	10.8%	1,789	9.8%	2,038	113.9%
All Other’s revenue for the year ended December 31, 2018 was $35.4 million compared to $18.2 million for the year ended December 31, 2017. The increase of $17.2 million, or 94.7%, was primarily driven by acquisition contributions that expanded our healthcare and online reputation and privacy offerings.
All Other’s operating income for the year ended December 31, 2018 was $2.7 million compared to an operating loss of $3.3 million for the year ended December 31, 2017. The increase of $6.0 million was principally due to the revenue increases noted above, which were offset by additional costs structures primarily related to acquisitions totaling $11.2 million.
All Other’s EBITDA for the year ended December 31, 2018 was $5.2 million compared to an EBITDA loss of $2.7 million for the year ended December 31, 2017. The increase of $7.9 million was principally due to the increases to operating income of $0.6 million noted above plus the changes in depreciation and amortization related to new acquisitions of $1.9 million.
All Other’s Adjusted EBITDA for the year ended December 31, 2018 was $3.8 million compared to $1.8 million for the year ended December 31, 2017. The increase of $2.0 million, or 113.9%, is due to the EBITDA increase of $7.9 million noted above offset by acquisition-related expenses and deferred acquisition consideration expenses of $5.9 million.
Corporate: Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
The Corporate operating loss was $6.4 million for the year ended December 31, 2018 compared to operating income of $0.5 million for the year ended December 31, 2017. The decrease is primarily due to staff onboarding costs in 2018 from the formation of the Company.

Liquidity and Capital Resources:
Liquidity
The following table provides summary information about the Company liquidity position:
	For Year Ended December 31,			For Nine Months ended Sept. 30,
(US Dollars Reported in Thousands)	2019	2018	2017	2020	2019
Cash and cash equivalents	63,860	51,777	38,937	97,478	43,373
Working capital (deficit) surplus	(44,461)	30,222	6,007	30,900	(65,871)
Cash provided by operating activities	64,846	60,858	41,527	93,184	36,869
Cash used in investing activities	(18,087)	(29,779)	(9,352)	(16,421)	(12,709)
Cash used in financing activities	(35,019)	(18,119)	(20,079)	(43,700)	(31,761)
Ratio of long-term debt to members equity	0.50	0.46	0.32	0.65	0.40
We expect to maintain sufficient cash and/or available borrowings to fund operations for the next twelve months. Historically, we have been able to maintain and expand our business using cash generated from operating activities and funds available under the revolving credit facility that is part of our New JPM Syndicated Facility.
As of December 31, 2019, we had $159.5 million drawn against our $265 million revolving credit facility with $105.5 million unfunded. As of September 30, 2020, we increased the borrowing capacity under our revolving credit facility by $60.0 million to $325.0 million with $218.1 million drawn and $106.9 million unfunded. We expect that any additional drawings from our revolving credit facility would fund future acquisitions and/or working capital requirements and general corporate purposes, in each case pursuant to the terms.
On November 13, 2020, the Company, JPM as administrative agent, and a group of lenders entered into a term loan agreement (“JPM Credit Agreement”) that provided us with a Delayed Draw Term Loan A in an aggregate principal amount of $90.0 million (“DD Term Loan A”). Proceeds of the borrowing under the DD Term Loan A will be used to partially fund a distribution prior to the closing of the transaction with MDC. For additional detail see commentary on Total Debt below.
Obligations extending beyond the next twelve months primarily consist of contingent compensation payments, capital expenditures, scheduled lease obligation payments, and interest payments on borrowings. Based on the current outlook, we believe our current cash balance plus future cash flows from operations and unfunded commitments from our revolving credit facility will be sufficient to meet our anticipated cash needs for the next twelve months. Our ability to make scheduled deferred acquisition payments, principal, and interest payments, to refinance indebtedness or to fund planned capital expenditures will depend on future performance, which is subject to general economic conditions, the competitive environment, and other factors.
Working Capital
As of September 30, 2020, the Company had a working capital surplus of $30.9 million compared to a deficit of $44.5 million on December 31, 2019. On December 31, 2019, the Company had a working capital deficit of $44.5 million compared to a surplus of $30.2 million at December 31, 2018 and a surplus of $6.0 million at December 31, 2017. The Company’s working capital is impacted by seasonality in media buying, amounts spent by clients, and timing of amounts received from clients and subsequently paid to suppliers. Media buying is impacted by the timing of certain events, such as major sporting competitions and national holidays, and there can be a quarter-to-quarter lag between the time amounts received from clients for the media buying are subsequently paid to suppliers. The Company intends to maintain sufficient cash or availability of funds under the New JPM Credit Agreement at any time to adequately fund working capital should there be a need to do so from time to time.

Cash Flows
Operating Activities
Cash flows provided by operating activities for the nine months ended September 30, 2020 was $93.2 million, primarily driven by cash flows from earnings, and change in working capital due to seasonality with political and ramp up of marketing efforts that commence with back to school through the end of the holiday season.
Cash flows provided by operating activities for the year ended December 31, 2019 was $64.8 million, primarily resulting from the cash flows from earnings that were partially offset by working capital requirements resulting from an increase in accounts receivable related to the seasonal increase in revenue in the fourth quarter of 2019 less the increase in accounts payable and advance billings resulting from the media buying patterns.
Cash flows provided by operating activities for the year ended December 31, 2018 was $60.9 million, primarily driven by cash flows from earnings, and net inflows from working capital, partially offset by deferred acquisition consideration payments.
Cash flows provided by operating activities for the year ended December 31, 2017 was $41.5 million, resulting from the cash flows from earnings, and net inflows from working capital.
Investing Activities
During the nine months ended September 30, 2020, cash flows used in investing activities was $16.4 million, which primarily consisted of $9.0 million of capital expenditures and $7.4 million paid for acquisitions.
During the year ended December 31, 2019, cash flows used in investing activities was $18.1 million, which primarily consisted of $12.5 million of capital expenditures and $5.6 million paid for acquisitions.
During the year ended December 31, 2018, cash flows used in investing activities was $29.8 million, primarily consisting of $19.4 million for acquisitions and $10.4 million for capital expenditures.
During the year ended December 31, 2017, cash flows used in investing activities was $9.4 million, primarily consisting of $6.7 million for acquisitions and $2.7 million capital expenditures.
Financing Activities
During the nine months ended September 30, 2020, cash flows used in financing activities was $43.7 million, primarily driven by $102.5 million in distribution payments, partially offset by $58.3 million in net proceeds from third-party debt.
During the year ended December 31, 2019, cash flows used in financing activities was $35.0 million, primarily driven by $40.2 million in distribution payments and $2.5 million in acquisition related payments, partially offset by $5.4 million in net proceeds from third-party debt and $4.0 million in Stagwell Media contributions.
During the year ended December 31, 2018, cash flows used in financing activities was $18.1 million, primarily driven by $35.3 million in distribution payments and $12.4 million of acquisition related payments, partially offset by $16.5 million in net proceeds from third-party debt and $14.5 million in Stagwell Media contributions.
During the year ended December 31, 2017, cash flows used in financing activities was $20.1 million, primarily driven by $15.3 million in distribution payments and $4.2 million in net payments of third-party debt.
Total Debt
Debt, inclusive of amounts drawn under the credit facility, net of debt issuance costs, as of December 31, 2019 was $159.5 million as compared to $139.7 million outstanding at December 31, 2018. The increase of

$19.8 million in debt was primarily due to entering into and drawing on the New JPM Syndicated Facility the purpose of which was to refinance existing indebtedness on the Previous Credit Agreements. See Note 13 of the Notes to the Consolidated Financial Statements for information regarding the Company’s new five-year revolving credit facility of $265.0 million with the right to be increased by an additional $150.0 million to $415.0 million provided additional commitments are obtained. A portion of the new revolver in an amount not to exceed $10 million is available for the issuance of standby letters of credit, of which $5.5 million are outstanding as of December 31, 2019.
On November 13, 2020, we amended our New JPM Syndicated Facility in contemplation of the proposed transaction with MDC, where we amended the following terms, which are also applicable to our DD Term Loan A, as described below: (i) the definition of Adjusted LIBOR is the mathematical calculation of LIBOR for a period equal to 1 month, 3 month or 6 months, multiplied by a fraction of the federal funds effective rate, (ii) the definition ABR is the greatest of (a) the prime rate of interest announced from time to time by the Wall Street Journal, (b) the federal funds effective rate plus half of 0.5% and (c) Adjusted LIBOR for a one-month period plus 1.0%, and in the event (a), (b) or (c) result in an interest rate of less than 1.5%, the interest rate for the period is set to 1.5%, and (iii) the maturity date of our revolving facility is November 18, 2024, subject to the refinancing or termination of debt facilities held by MDC ninety-one days prior to their respective maturity dates.
On November 13, 2020, the Company, JPM as administrative agent, and a group of lenders entered into a term loan agreement (“JPM Credit Agreement”) that provided us with a Delayed Draw Term Loan A in an aggregate principal amount of $90 million (“DD Term Loan A”). The DD Term Loan A will mature on November 13, 2023, provided that if the proposed transaction with MDC is not consummated within thirty days of the draw of the DD Term Loan A, the maturity date will be thirty-one days after the draw. Proceeds of the borrowing under the DD Term Loan A may be used for working capital and general corporate purposes, subject to certain restrictions. We may elect that borrowings in respect of the DD Term Loan A bear interest at an annual rate equal to either ABR or Adjusted LIBOR, as defined in the JPM Credit Agreement, plus a margin of 2% or 3%, respectively. The DD Term Loan A is payable in quarterly installments of principal and interest. Interest is calculated on the first Business Day after a draw on the DD Term Loan A, with principal payments due at a rate of 0.625% per quarter until November 13, 2021, at a rate of 1.25% thereafter, with the remaining balance due upon maturity.
The Company is in compliance with all of the terms and conditions of the New JPM Syndicated Facility, and management believes, based on its current financial projections, that the Company will continue to be in compliance with its covenants over the next twelve months.
If the Company loses all or a substantial portion of its lines of credit under the New JPM Syndicated Facility, or if the Company uses the maximum available amount under the New JPM Syndicated Facility, it will be required to seek other sources of liquidity. If the Company were unable to find these sources of liquidity, for example through access to the capital markets or asset sales, the Company’s ability to fund its working capital needs and any contingent obligations with respect to acquisitions and redeemable noncontrolling interests would be adversely affected.
Pursuant to the New JPM Syndicated Facility, the Company must meet certain financial and nonfinancial covenants on an ongoing basis. The financial covenant requires us to not to exceed a total leverage ratio as set forth in the table below. The nonfinancial covenants include providing audited financial statements to the bank within 120 days from year-end (180 days from year-end for the year ending December 31, 2019). For the period ended December 31, 2019 and September 30, 2020, the Company’s calculation of each of these covenants, and the specific requirements under the JPM Credit Agreement, respectively, were calculated based on the trailing twelve months as follows:
	December 31, 2019	September 30, 2020
Total Leverage Ratio	1.99	1.76
Maximum per covenant	4.25	4.25
Minimum per covenant	1.00	1.00
These ratios and measures are not based on generally accepted accounting principles and are not presented as alternative measures of operating performance or liquidity. Some of these ratios and measures include, among other things, pro forma adjustments for acquisitions, one-time charges, and other items, as defined in the Credit Agreement. They are presented here to demonstrate compliance with the covenants in the Credit Agreement, as non-compliance with such covenants could have a material adverse effect on the Company.
Contractual Obligations and Other Commercial Commitments
The following table provides a payment schedule of present and future obligations. Management anticipates that the obligations outstanding at September 30, 2020 and December 31, 2019 will be repaid with new financing, equity offerings, asset sales and/or cash flow from operations:
	Payment due by period
Contractual Obligations (US Dollars Reported in Thousands)	Total	From October 1, 2020 to December 31, 2020	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Operating lease liabilities(1)	$83,834	$5,199	$55,335	$17,607	$5,693
JPM Syndicated Revolver – Principal(2)	$215,750	—	—	$215,750	—
JPM Syndicated Revolver – Variable Interest(2)	$27,577	$1,655	$19,855	$6,067	—
Unutilized borrowing fees on JPM Syndicated Revolver	2,261	83	1,861	317	—
Deferred acquisition consideration(3)	7,086	—	7,086	—	—
Other liabilities(4)	8,398	277	7,697	424	—
Commitments(5)	56,022	3,403	43,652	8,967
Total	$400,928	$10,617	$135,486	$249,132	$5,693

(1)
Operating lease liabilities payments exclude the effect of discounting of $9.4 million which is reflected in the operating lease liabilities present value of $74.4 million as presented on the Company’s Balance Sheet as of September 30, 2020

(2)
Reflects the projected interest rate obligations for the variable rate payments based on an applicable interest rate of 3.05%, on the outstanding debt of $217.0 million on the Company’s New JPM Syndicated Revolver as presented on the Company’s Balance Sheet as of September 30, 2020, and on the basis that the debt will remain consistent and outstanding through the maturity date of November 18, 2024.

(3)
Deferred acquisition consideration payments reflect the Company’s obligations as of September 30, 2020, and accordingly do not include the effect of similar payments arising from its acquisitions subsequent to this date.

(4)
Other liabilities primarily represent the Company’s obligations related to the deferral of payroll taxes allowable under the CARES Act.

(5)
Commitments reflect multi-year commitments to vendors.

Other-Balance Sheet Commitments
Contingent Compensation Liability
Certain of our acquisitions include an initial payment at closing and provide for future additional contingent payments. These payments are typically contingent upon the acquired businesses reaching certain profit and/or growth targets. In instances where such contingent payments require sellers’ continuous employment with the Company after the transaction, they are recorded as compensation expense in the Consolidated Statements of Operations and Comprehensive Income. The related liability is measured using management’s best estimate of such future payments and is recorded as deferred acquisition consideration liability in the Consolidated Balance Sheets. At each reporting date, we model each business’ future performance, including revenue growth and free cash flows, to estimate the value of each contingent compensation liability. Subsequent changes to the liability are recorded in results of operations. When contingent payment arrangements do not require continuous employment, they are initially recorded as purchase consideration at fair value and are subsequently remeasured at fair value at each reporting date with any changes recorded in results of operations. See Note 2 and 12 of the Notes to the Consolidated Financial Statements for additional information regarding contingent compensation liability.
Redeemable Noncontrolling Interest
The Company’s redeemable noncontrolling interests relates to its shareholding in Volanti Media (Holdings) Ltd (“INK”), through its consolidated subsidiary, Travel Content Ltd., and in Code and Theory, LLC (“Code and Theory”), through its consolidated subsidiary, Stagwell Performance Marketing & Digital Transformation, LLC. We enter into contractual arrangements under which noncontrolling shareholders may require us to purchase such noncontrolling shareholders’ incremental ownership interests under certain circumstances. The redemption date value under these contractual arrangements is not a fixed amount, but rather is dependent upon various valuation formulas, such as the average earnings of the relevant subsidiary through the date of exercise or the growth rate of the earnings of the relevant subsidiary during that period. These contractual arrangements are contingently redeemable, and each is presented in mezzanine equity in the consolidated balance sheets at its acquisition date fair value, plus net income or loss attributable to the redeemable noncontrolling interest in accordance with ASC 810, Consolidation, which is based on the noncontrolling interests’ ownership percentage in the subsidiary. The options are only adjusted to their redemption date value at such point in time that the options are deemed to be currently redeemable by the Company, and if determined to be greater than the cumulative net income allocated to the noncontrolling interests in accordance with ASC 810, Consolidation. See Note 14 to the Stagwell Consolidated Financial Statements for further information.
Critical Accounting Policies and Estimates
Our Consolidated Financial Statements have been prepared in accordance with GAAP. Preparation of the Consolidated Financial Statements and related disclosures requires us to make judgments, assumptions and estimates that affect the amounts reported and disclosed in the accompanying financial statements and footnotes. Our significant accounting policies are discussed in Note 2 of the Consolidated Financial Statements. Our critical accounting policies are those that are considered by management to require significant judgment and use of estimates and that could have a significant impact on our financial statements. An understanding of our critical accounting policies is necessary to analyze our financial results.
Our critical accounting policies include our accounting for allocation of fair value of purchase consideration, deferred acquisition consideration, redeemable noncontrolling interests, goodwill and intangible assets, property and equipment, income taxes, and revenue recognition. The financial statements are evaluated on an ongoing basis and estimates are based on historical experience and other assumptions that we believe are reasonable under the circumstances. These estimates require the use of assumptions about future performance, which are uncertain at the time of estimation. To the extent actual results differ from the assumptions used, the Company’s financial position, results of operations and cash flows could be materially impacted.
Business Combinations.   We account for our business combinations using the acquisition accounting method, which requires us to assign the purchase price paid to acquire assets or stock of a business to the identifiable net assets acquired and any noncontrolling interest based on their estimated fair values at the acquisition date.
For each acquisition, the Company undertakes a detailed review to identify other intangible assets and a valuation is performed for all such identified assets. The Company uses several market participant measurements to determine the estimated acquisition date fair value. This approach includes consideration of similar and recent transactions, information obtained during our pre-acquisition due diligence, as well as utilizing discounted expected cash flow methodologies. A substantial portion of the intangible assets value that the Company acquires is the specialized know-how of the workforce, which is treated as part of goodwill and is not required to be valued separately. The majority of the value of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, as well as tradenames and trademarks.

Acquisition-related costs, including advisory, legal, accounting, valuation and other costs are expensed as incurred.
Contingent Compensation.   Certain acquisitions include an initial payment at closing and provide for future additional contingent payments. These payments are typically contingent upon the acquired businesses reaching certain profit and/or growth targets. In instances where such contingent payments require sellers’ continuous employment with the Company after the transaction, they are recorded as compensation expense in the Consolidated Statements of Operations and Comprehensive Income. The related liability is measured using management’s best estimate of such future payments and is recorded as deferred acquisition consideration liability in the Consolidated Balance Sheets. At each reporting date, we model each business’ future performance, including revenue growth and free cash flows, to estimate the value of each contingent compensation liability. Subsequent changes to the liability are recorded in results of operations. When contingent payment arrangements do not require continuous employment, they are initially recorded as purchase consideration at fair value and are subsequently remeasured at fair value at each reporting date with any changes recorded in results of operations.
Redeemable Noncontrolling Interests.   We enter into contractual arrangements under which noncontrolling shareholders may require us to purchase such noncontrolling shareholders’ incremental ownership interests under certain circumstances. The redemption date value under these contractual arrangements is not a fixed amount, but rather is dependent upon various valuation formulas, such as the average earnings of the relevant subsidiary through the date of exercise or the growth rate of the earnings of the relevant subsidiary during that period. These contractual arrangements are contingently redeemable and is presented in mezzanine equity in the Consolidated Balance Sheets at its acquisition date fair value, plus net income or loss attributable to the redeemable noncontrolling interest in accordance with ASC 810, Consolidation, which is based on the noncontrolling interests’ ownership percentage in the subsidiary. The options are only adjusted to their redemption date value at such point in time that the options are deemed to be currently redeemable by the Company, and if determined to be greater than the cumulative net income allocated to the noncontrolling interests in accordance with ASC 810, Consolidation.
Goodwill and Intangibles.   Goodwill is the result of the excess of the consideration transferred over the fair value of tangible net assets and identifiable intangible assets of businesses acquired.
Goodwill is not amortized, but rather is tested for impairment on an annual basis, as of December 31, or more frequently if events or changes in circumstances indicate potential impairment. Factors that may result in an interim impairment test include but are not limited to a change in identified reporting units, an adverse change in business conditions, a significant adverse change in customer demand or impairment of long-lived assets. If necessary, we reassign goodwill using a relative fair value allocation approach.
Goodwill is first evaluated using a qualitative assessment to determine whether it is more likely than not that the fair value of its reporting unit is less than the carrying amount. If the qualitative assessment indicates that the fair value of the reporting unit may be less than the carrying amount, we conduct a quantitative impairment test of goodwill; otherwise, we conclude that there is no impairment. The quantitative test compares the fair value of the reporting unit to its carrying amount. If the reporting unit’s carrying amount exceeds its fair value, a goodwill impairment charge is recorded for such difference, in an amount not to exceed the total amount of goodwill allocated to the reporting unit.
We determine the fair value of reporting units primarily using a weighted average approach of discounted cash flow analysis, which often includes the use of significant judgments and estimates, and the Guideline Public Company method. The significant estimates and assumptions include: a) the amount and timing of future cash flows, b) working capital requirements, c) estimation of a long-term growth rate, and d) the determination of an appropriate discount rate. The discount rate utilized in the analysis was based on the reporting unit’s weighted average cost of capital (“WACC”), which takes into account the weighting of each component of capital structure and represents the expected cost of new capital, adjusted as appropriate to consider the risk inherent in future cash flows of the reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment.
Our intangible assets include purchased intangible assets with determinable useful lives. These intangible assets consist of customer relationships, tradenames and trademarks, airline relationships, noncompete agreements, advertiser relationships and other intangible assets, and are amortized over their respective useful lives. See Notes to the Stagwell Consolidated Financial Statements for additional information.
Property and equipment.   Long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events or circumstances include a significant adverse change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. In performing this assessment, we consider operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. We calculate the fair value of an asset using discounted future cash flows where observable fair values are not readily determinable. The discount rate applied to these cash flows is based on our WACC, risk adjusted where appropriate, or an alternate discount rate as we deem appropriate.
Assets to be disposed or classified as held for sale at the end of a reporting period are reported at the lower of the carrying amount or fair value, less costs to sell.
Revenue Recognition.   The Company’s revenue recognition policies are established in accordance with the Revenue Recognition topics of ASC 606, and accordingly, we recognize revenue when we determine our customer obtains control of promised services, in an amount that reflects the consideration which we expect to receive in exchange for those services. The Company’s revenue recognition policies involve critical judgments around defining performance obligations and measuring progress of the performance obligations. See Notes to the Stagwell Consolidated Financial Statements included herein for further information.
Income Taxes.   The Company is a limited liability company classified as a disregarded entity for U.S. federal income tax purposes. As such, we are not subject to taxes from a U.S. federal income tax perspective. Rather, federal taxable income or loss is included in the federal income tax return of Stagwell Media. The provision for income taxes recorded in the Stagwell Consolidated Statements of Operations and Comprehensive Income includes U.S. federal and state income taxes for certain of our corporations and foreign taxes for our foreign subsidiaries.
Income taxes are accounted for in accordance with ASC 740, Income Taxes (“ASC 740”). Following this method, deferred tax assets and liabilities are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the year in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in the period that such tax rate changes are enacted. A valuation allowance on deferred tax assets is recorded if, based on the available evidence, it is “more likely than not” that some portion or all deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient taxable income during the carryback or carryforward periods applicable in each stated tax jurisdiction. In assessing the realizability of deferred tax assets, we consider both positive and negative evidence. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. We present net deferred tax assets and liabilities as noncurrent in our Consolidated Balance Sheets.
New Accounting Pronouncements
Information regarding new accounting pronouncements can be found in Note 2 of the Notes to the Stagwell Consolidated Financial Statements included herein.
Material Weaknesses in Internal Control Over Financial Reporting
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of public companies required by Section 404(a) of the Sarbanes-Oxley Act.
In connection with the preparation of our consolidated financial statements as of December 31, 2019 and 2018 and for the years then ended, however, we identified material weaknesses in our internal controls over financial reporting, including (i) our failure to maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience and training commensurate with its accounting and reporting requirements (ii) our inability to design controls or maintain documentary evidence of existing control activities in response to the risks of material misstatement and (iii) our inability to design and maintain effective controls over information technology general controls for information systems relevant to the preparation of our financial statements. We are evaluating the weaknesses identified by our auditors and intend to evaluate what remedial actions are necessary to strengthen our ICFR systems. Among other actions, we are evaluating (1) whether to hire outside consultants to determine whether we have sufficient depth and experience to implement and monitor the appropriate level of control procedures, (2) whether to add personnel with additional accounting expertise to the finance department, and (3) whether to upgrading existing or add new technological tools to strengthen our financial management and reporting infrastructure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK OF STAGWELL
Quantitative and Qualitative Disclosures About Market Risk
In this section, the Stagwell Subject Entities are referred to as “Stagwell”.
Stagwell is exposed to market risk related to interest rates, foreign currencies and impairment risk.
Debt Instruments
At September 30, 2020, Stagwell’s debt obligations consisted of amounts outstanding under its JPM Syndicated Facility and JPM Credit Agreement, which totaled $139.7 million and $90 million, respectively at that date. Stagwell’s obligations under both the JPM Syndicated Facility and the JPM Credit Agreement bear interest at variable rates based upon LIBOR, the prime rate announced from time to time by the Wall Street Journal and the federal funds effective rate, at Stagwell’s option. Given Stagwell’s borrowings as of September 30, 2020, a 1.0% increase or decrease in the weighted average interest rate, which was 5.76 % at December 31, 2019, would have no interest rate impact.
Foreign Exchange
While Stagwell primarily conducts business in markets that use the U.S. dollar, the Canadian dollar, the Euro and the British Pound, its non-U.S. operations transact business in numerous different currencies. Stagwell’s results of operations are subject to risk from the translation to the U.S. dollar of the revenue and expenses of its non-U.S. operations. The effects of currency exchange rate fluctuations on the translation of Stagwell’s results of operations are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stagwell” and in Note 2 of the Consolidated Stagwell Financial Statements. For the most part, revenues and expenses incurred related to the non-U.S. operations are denominated in their functional currency. This minimizes the impact that fluctuations in exchange rates will have on profit margins. Translation of intercompany debt, which is not intended to be repaid, is included in cumulative translation adjustments. Translation of current intercompany balances are included in net earnings (loss). Stagwell generally does not enter into foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.
Impairment Risk
At September 30, 2020, Stagwell had goodwill of $341.7 million and other intangible assets of $183.9 million. Stagwell reviews goodwill and other intangible assets with indefinite lives not subject to amortization for impairment annually as of October 1st of each year or more frequently if indicators of potential impairment exist. In the future, any further impacts to our business, including as a result of COVID-19, could result in impairments. See in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stagwell — Critical Accounting Policies and Estimates” and Note 8 of the Notes to the Stagwell Consolidated Financial Statements for further information.

DIVIDEND INFORMATION
Within the last three years from the date of this Proxy Statement/Prospectus, the Company has not declared a dividend.
Following the completion of the Proposed Transactions, the payment of any future dividends will be at the discretion of the Combined Company Board and will depend upon limitations under applicable law and contained in the Stagwell Credit Agreements, future earnings, capital requirements, the Combined Company’s general financial condition and general business conditions.

THE MDC SPECIAL MEETING
General
The purpose of the Meeting is for MDC Canada Shareholders to consider and, if thought advisable, to approve the Transaction Proposals with respect to the Proposed Transactions.
Date, Time and Place
The Meeting will be held virtually at [                 ] [a.m./p.m.] on [                 ], 2021, subject to any adjournment or postponement thereof. Due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our employees and shareholders the Company has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions and receive answers online, and vote online at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website.
Proposals
In connection with the Proposed Transactions, MDC Canada Shareholders are being asked to vote to approve six Proposals:
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Proposal 1: the Redomiciliation Proposal;

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Proposal 2: the Business Combination Proposal;

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Proposal 3: the MDC Delaware Proxy Proposal;

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Proposal 4: the Series 6 Supervoting Proposal;

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Proposal 5: the Stagwell Issuance Proposal; and

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Proposal 6: the Compensation Proposal.

In order to be effective, (i) the affirmative vote of MDC Canada Shareholders meeting or exceeding the Special Approval Thresholds is required to approve Redomiciliation Proposal and the Business Combination Proposal, (ii) the affirmative vote of a majority of the votes cast by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Series 6 Supervoting Proposal, the Stagwell Issuance Proposal, and the Compensation Proposal, and (iii) the affirmative vote of holders of a majority of the voting power of the outstanding MDC Canada Class A Common Shares, MDC Canada Class B Common Shares, and MDC Canada Series 6 Shares, voting together as a single class, is required to approve the MDC Delaware Proxy Proposal.
The consummation of each Transaction Proposal is conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC will only effect a particular Transaction Proposal if the MDC Canada Shareholders approve all of the other Transaction Proposals. For the avoidance of doubt, the Transaction Proposals are not conditioned on approval of the Compensation Proposal.
Record Date; Stockholders Entitled to Vote; Outstanding Shares
As of the close of business on [           ], 2021, [      ] MDC Canada Class A Common Shares, [      ] MDC Canada Class B Common Shares, [      ] MDC Canada Series 4 Shares and [      ] MDC Canada Series 6 Shares were outstanding. The MDC Canada Class A Common Shares trade under the stock symbol “MDCA” on NASDAQ.
As of the close of business on [           ], 2021, the directors and executive officers of the Company had the right to vote approximately [      ] MDC Canada Class A Common Shares, representing

approximately [      ]% of the voting power of MDC Canada Class A Common Shares then outstanding and entitled to vote at the Meeting; [      ] MDC Canada Class B Common Shares, representing approximately [      ]% of the voting power of MDC Canada Class B Common Shares then outstanding and entitled to vote at the Meeting; [      ] MDC Canada Series 4 Shares, representing approximately [      ]% of the voting power of MDC Canada Series 4 Shares then outstanding and entitled to vote at the Meeting and [      ] MDC Canada Series 6 Shares, representing approximately [      ]% of the voting power of MDC Canada Series 6 Shares then outstanding and entitled to vote at the Meeting.
Pursuant to the Goldman Letter Agreement and Stagwell Letter Agreement, BSPI and Stagwell have agreed to vote their MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, respectively, in favor of the Transaction Proposals.
The MDC Canada Shares deemed to be controlled by Mark Penn and Bradley Gross, each a director of the Company, will be excluded from the “majority of the minority” (disinterested MDC Canada Shareholders) votes for each class of MDC Canada Shares required under MI 61-101 to approve the Redomiciliation Proposal and the Business Combination Proposal (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class).
Mark Penn directly holds 602,500 MDC Canada Class A Common Shares, of which 577,500 are shares of unvested restricted stock that are not scheduled to vest until December 31, 2022 subject to achievement of financial performance targets and continued employment. The Stagwell Group directly holds 115,000 MDC Canada Class A Common Shares. Stagwell Holdings directly holds 14,285,714 MDC Canada Class A Common Shares. The Stagwell Group is the manager of Stagwell Holdings, and Mark Penn controls and has an ownership interest in The Stagwell Group; thus, without taking into account any conversion of the MDC Canada Series 6 Shares, Mark Penn is deemed to control an aggregate of the votes attached to 14,425,714 MDC Canada Class A Common Shares representing approximately [           ]% of the MDC Canada Class A Common Shares then issued and outstanding and entitled to vote at the Meeting. In addition, Stagwell Holdings holds all of the 50,000 issued and outstanding MDC Canada Series 6 Shares. The aggregate liquidation preference of the MDC Canada Series 6 Shares at December 31, 2020 was $57,651,257, subject to an 8% accretion, compounded quarterly until March 14, 2024. The current conversion price is $5.00 per MDC Canada Series 6 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 6 Shares held by Stagwell Holdings would be convertible into 11,530,251 MDC Canada Class A Common Shares. However, MDC Canada Series 6 Shares are not convertible into MDC Canada Class A Common Shares to the extent that, upon conversion into MDC Canada Class A Common Shares, the holder thereof and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the Common Class A Common Shares issuable thereupon.
Bradley Gross is a Managing Director of Goldman Sachs, which exercises the authority of BSPI. BSPI holds all of the 95,000 issued and outstanding MDC Canada Series 4 Shares. The aggregate liquidation preference of the MDC Canada Series 4 Shares at December 31, 2020 was $128,539,399, subject to an 8% accretion, compounded quarterly until March 7, 2022. The current conversion price is $7.42 per MDC Canada Series 4 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 4 Shares held by BSPI would be convertible into 17,323,369 MDC Canada Class A Common Shares. However, MDC Canada Series 4 Shares are not convertible into MDC Canada Class A Common Shares to the extent upon conversion the holder and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the Common Class A Common Shares issuable thereupon. Mr. Gross does not directly hold any MDC Canada Shares.
For information regarding each person known by the Company to beneficially own 5% or more of the outstanding MDC Canada Shares and information regarding beneficial ownership of MDC Canada Shares by directors and executive officers of the Company, see “Share Ownership of Certain Beneficial Owners and Management and Directors of the Company”.
It is expected that each of the directors and executive officers of the Company will vote FOR the Transaction Proposals and the Compensation Proposal.
Each MDC Canada Shareholder of record at the close of business on [           ], 2021, which is the Record Date of the Meeting, will be entitled to vote at the Meeting the MDC Canada Shares registered in his or her name on that date.
Voting by MDC’s Directors and Executive Officers
The directors and executive officers of the Company are in favor of the Proposed Transactions and are expected to vote FOR the Transaction Proposals and the Compensation Proposal. The MDC Canada Shares held by Mark Penn and Bradley Gross, each a director of the Company, will be excluded from the “majority of the minority” (disinterested MDC Canada Shareholders) votes for each class of MDC Canada Shares required under MI 61-101 to approve the Redomiciliation Proposal and the Business Combination Proposal (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class).
Quorum
In order for business to be conducted at the Meeting, a quorum must be present. A quorum for the transaction of business at the Meeting is not less than such number of MDC Canada Shareholders holding (i) 33 1/3% of the votes attached to the MDC Canada Common Shares, MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, together as a single class, and (ii) a majority of the votes attached to the MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, as separate classes, entitled to vote at the Meeting, represented either virtually or by proxy. If you submit a properly executed form of proxy, attached hereto as Exhibit F or vote by telephone or the Internet, you will be considered part of the quorum.
Abstentions and Broker Non-Votes; Failure to Vote
If your MDC Canada Shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. Please check with your broker, bank or other nominee and follow the voting procedures provided by your broker, bank or other nominee on your voting instruction form.
You should instruct your broker, bank or other nominee how to vote your MDC Canada Shares. Under the rules applicable to broker-dealers, your broker, bank or other nominee does not have discretionary authority to vote your shares in respect of the Transaction Proposals. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy voting upon a matter or matters for which the applicable rules provide discretionary authority but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. The Company does not expect any broker non-votes at the Meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas the proposal to be presented at the Meeting is considered non-routine. As a result, no broker will be permitted to vote your MDC Canada Shares at the Meeting without receiving instructions.
With respect to the Proposals, an abstention, failure to vote or broker non-vote will not be counted as votes cast “FOR” or “AGAINST” and therefore will have no effect on the outcome of such Proposals.
Recommendation of the MDC Special Committee and the MDC Board
The MDC Special Committee is a committee consisting of four independent directors of the MDC Board formed for the purpose of, among other things, considering, reviewing and evaluating the Stagwell Proposal and, if deemed appropriate, negotiating the Business Combination. The MDC Special Committee has unanimously (i) determined that it is in the best interests of MDC and the MDC Canada Shareholders (other than the Interested Shareholders), and declared it advisable, to recommend that MDC enter into the

Transaction Agreement and consummate the Proposed Transactions, (ii) recommended that the MDC Board approve the execution, delivery and performance by MDC of the Transaction Agreement and the consummation of the Proposed Transactions, and (iii) resolved, subject to the MDC Board approving the execution, delivery and performance by MDC of the Transaction Agreement and the consummation of the Proposed Transactions, to recommend to the MDC Board that it recommend the MDC Canada Shareholders approve the Transaction Proposals.
The MDC Board (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, unanimously (i) determined that it is in the best interests of MDC and the MDC Canada Shareholders (other than the Interested Shareholders) to enter into the Transaction Agreement and consummate the Proposed Transactions, (ii) approved the execution, delivery and performance by MDC of the Transaction Agreement and the Ancillary Agreements and the consummation of the Proposed Transactions and (iii) resolved to recommend that the MDC Canada Shareholders vote for the Proposals. The MDC Board (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, recommends that the MDC Canada Shareholders vote “FOR” each of the Transaction Proposals. Additionally, the MDC Board (with the Interested Directors abstaining) unanimously recommends the MDC Canada Shareholders vote “FOR” the Compensation Proposal.
For a discussion of the factors considered by the MDC Special Committee and the MDC Board in their determination to recommend the adoption of the Transaction Agreement and the approval of the Proposed Transactions, see “The Proposed Transactions — MDC’s Reasons for the Proposed Transactions; Recommendation of the MDC Special Committee; and Recommendation of the MDC Board.”
Consummation of the Proposed Transactions is conditioned on approval of each of the Transaction Proposals (but, for the avoidance of doubt, not the Compensation Proposal).
Voting at the MDC Special Meeting
Proxy Voting
The persons named in the form of proxy must vote your MDC Canada Shares in accordance with your instructions on the form of proxy. Signing the form of proxy gives authority to the persons named therein, each of whom is either a director or officer of the Company, to vote your MDC Canada Shares at the Meeting in accordance with your voting instructions. The form of proxy for the Transaction Proposals and the Compensation Proposals is attached hereto as Exhibit F. The MDC Delaware Proxy is attached hereto as Exhibit C.
In the absence of such instructions, however, your MDC Canada Shares will be voted FOR the Transaction Proposals and the Compensation Proposal.
A proxy must be in writing and must be executed by you or by an attorney duly authorized in writing or, if the shareholder is a corporation or other legal entity, by a duly authorized officer or attorney. A proxy may also be completed over the telephone or on the Internet. To be valid your proxy must be received by our transfer agent, AST, AST Trust Company (Canada), Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, by fax 1-866-781-3111 (toll-free North America) or 416-368-2502, by e-mail at proxyvote@astfinancial.com, by internet voting at www.astvotemyproxy.com, or by telephone voting at 1-888-489-5760 no later than [           ] [a.m./p.m.] on [                 ], 2021 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the time of the adjourned or postponed Meeting. The Company reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.
The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting and with respect to other matters that properly come before the Meeting. As of the date of this Proxy Statement/Prospectus, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.
Transfer Agent
You can contact AST, the Company’s transfer agent as follows: (i) by telephone at 1-800-387-0825 (toll-free in North America) or 1-416-682-3860 (outside of North America); (ii) on the Internet at www.astfinancial.com/ca-en; or (iii) by mail at AST Trust Company (Canada), P.O. Box 700, Station B, Montreal, QC H3B 3K3 or (iv) by e-mail at inquiries@astfinancial.com.
Cost of Solicitation
The cost of solicitation of proxies from the Company stockholders will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of MDC Canada Shares. The Company has retained Kingsdale Advisors to assist in the solicitation of proxies for a fee of $115,000 plus reasonable out-of-pocket expenses. In addition to solicitations by mail, the Company directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.
Registered Shareholder Voting
You are a registered MDC Canada Shareholder if your name appears on your share certificate or your Direct Registration (DRS) confirmation.
How to Vote
If you are eligible to vote and you are a registered MDC Canada Shareholder, you can vote your MDC Canada Shares virtually at the Meeting or by proxy, as explained below. Voting by proxy is the easiest way to vote your MDC Canada Shares.
Voting by Proxy
Below are the different ways in which you can give your instructions, details of which are found in the proxy form accompanying this Proxy Statement/Prospectus.
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Internet:   Visit www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number which can be found on the back of your form of proxy.

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Telephone:   Call 1-888-489-5760 from a touch-tone phone and follow the voice instructions. You will need your 13-digit control number on the back of the proxy form. You cannot appoint a proxyholder via the telephone voting system.

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Email:   proxyvote@astfinancial.com.

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Mail:   Complete, sign and date your proxy form and return it in the business-reply envelope included in your package.

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Fax:   Complete, sign and date your proxy form and fax both sides of the proxy form to 1-866-781-3111 (toll free in North America) or 1-416-368-2502 (outside of North America).

At any time, AST may cease to provide telephone and Internet voting, in which case registered MDC Canada Shareholders can elect to vote by mail, email or by fax, as described above.
The persons named in the enclosed form of proxy are either directors or officers of the Company. Please see “Voting Information — Proxy Voting” above. You may appoint a person other than the directors and officers designated by the Company on your proxy form to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to AST as instructed. Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual Meeting on your behalf.

Voting Virtually
Due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our employees and shareholders, the Company has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions and receive answers online, and vote online at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website. The vast majority of our shareholders vote by proxy in advance of the meeting and all shareholders are encouraged to vote by proxy ahead of the Meeting.
Deadline for Voting
Your duly completed form of proxy must be received by our transfer agent, AST, or you must vote by Internet or by telephone or by fax no later than [           ] [a.m./p.m.] on [           ], 2021 or if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the time of the adjourned or postponed Meeting.
The Company reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.
Revoking your Proxy
If your MDC Canada Shares are registered in your name, you can change or revoke a previously delivered vote in the following ways:
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by written instrument executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at [           ], not later than [           ] [a.m./p.m.] on [           ], 2021 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the adjourned or postponed Meeting) or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

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Submit a later-dated, new proxy card, which must be received by [           ] [a.m./p.m.] on [           ], 2021 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the adjourned or postponed Meeting), in which case only the later-dated proxy is counted and the earlier proxy is revoked.

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Submit a proxy via the Internet or by telephone at a later date, which must be received by [           ] [a.m./p.m.] on [           ] , 2021 (or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the adjourned or postponed Meeting), in which case only the later-dated proxy is counted and the earlier proxy is revoked.

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Attend the Meeting and vote virtually; attendance at the Meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of MDC Canada Shares may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by requesting a proxy issued in their own name from such broker, bank or other nominee and voting virtually at the Meeting.
Beneficial Shareholder Voting
You are a beneficial MDC Canada Shareholder if your MDC Canada Shares are held in a nominee’s name such as a bank, trust company, securities broker or other nominee. Typically, the form of proxy or voting instruction form sent or to be sent by your nominee indicates whether you are a beneficial MDC

Canada Shareholder. Generally, without specific instructions, brokers and their agents or nominees are prohibited from voting shares for their client.
How to Vote
If you are eligible to vote and you are a beneficial MDC Canada Shareholder, you can vote your MDC Canada Shares virtually at the Meeting or by voting instructions, as explained below. Voting by providing voting instructions is the easiest way to vote your MDC Canada Shares.
Voting Instructions
Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received, a request for voting instructions or a form of proxy for the number of MDC Canada Shares held by you.
Each nominee has its own procedures, which you should carefully follow to ensure that your MDC Canada Shares are voted at the Meeting. These procedures generally allow voting virtually or by proxy (telephone, fax, mail or Internet). Beneficial MDC Canada Shareholders should contact their nominee for instructions in this regard.
Whether or not you attend the Meeting virtually, you can appoint someone else to attend virtually and vote as your proxyholder. To do this, please follow the procedures of your nominee carefully. The persons already named in the form of proxy are either directors or officers of the Company. Please see “Voting Information — Proxy Voting” above. It is important to ensure that any other person you appoint as proxy is either attending the Meeting virtually or returning a proxy reflecting your instructions and is aware that his or her appointment has been made to vote your MDC Canada Shares.
Voting Virtually
Due to the continuing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our employees and shareholders, the Company has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered MDC Canada Common Shareholders and duly appointed proxyholders to join us online, listen to the Meeting, ask questions and receive answers online, and vote online at [           ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[           ]” (case-sensitive). MDC Canada Common Shareholders and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website. If your MDC Canada Shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. Please check with your broker, bank or other nominee and follow the voting procedures provided by your broker, bank or other nominee on your voting instruction form. Even if you plan to attend the Meeting virtually, the Company recommends that you also submit your proxy card or voting instruction form as described herein so your vote will be counted if you later decide not to attend the Meeting.
Deadline for Voting
If voting by voting instructions, your nominee must receive your voting instructions in sufficient time for your nominee to act on them. Every nominee has its own procedures which you should carefully follow to ensure that your MDC Canada Shares are voted at the Meeting. For your vote to count it must be received by our transfer agent, AST, no later than [                 ] [a.m./p.m.] on [                 ], 2021, or if the Meeting is adjourned or postponed, by no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in Canada and the U.S.) before the time of the adjourned or postponed Meeting.
The Company reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.
Revoking Voting Instructions
To revoke your voting instructions, follow the procedures provided by your nominee.

Dissenters’ Rights
Registered MDC Canada Shareholders are entitled to Dissent Rights only if they follow the procedures specified in the CBCA. Persons who are beneficial owners of MDC Canada Shares registered in the name of a broker, investment dealer or other intermediary who wish to dissent should be aware that only registered MDC Canada Shareholders are entitled to Dissent Rights. Accordingly, a beneficial owner of MDC Canada Shares desiring to exercise this right, must make arrangements for the MDC Canada Shares beneficially owned by such MDC Canada Shareholder to be registered in the MDC Canada Shareholder’s name prior to the time the Dissent Notice is required to be received by the Company, or, alternatively, make arrangements for the registered holder of such MDC Canada Shares to dissent on the MDC Canada Shareholder’s behalf.
Each Dissenting Shareholder is entitled to be paid the fair value of all, but not less than all, of the holder’s MDC Canada Shares, provided that the holder strictly complies with the dissent procedures with respect to the Transaction Proposals and the Proposed Transactions become effective. Fair value is determined as of the close of business on the day before the Proposed Transactions are approved by MDC Canada Shareholders.
If you wish to exercise Dissent Rights, you should review the requirements summarized in this Proxy Statement/Prospectus carefully and consult with your legal advisor. See “The Proposed Transactions — Dissenting Shareholder Rights” and Exhibit O of this Proxy Statement/Prospectus.
Appraisal Rights
Appraisal rights will be available to holders of MDC Canada Class B Common Shares and MDC Canada Preferred Shares in connection with the MDC Merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. In order to preserve any appraisal rights that a MDC Canada Shareholder may have, in addition to otherwise complying with the applicable provisions of the DGCL, such MDC Canada Shareholder must not vote in favor of, or consent to, the MDC Merger Proposal and must submit a written demand for appraisal in a timely manner in accordance with the applicable provisions of the DGCL.
To the extent appraisal rights are available under Delaware law, a Dissenting Delaware Stockholder will be entitled to receive a cash payment equal to the fair value of his, her or its MDC Delaware Class B Common Shares and MDC Delaware Preferred Shares in connection with the MDC Merger in lieu of the transaction consideration. The “fair value” of the MDC Delaware Shares as determined by the Court could be more or less than, or the same as, the value of the consideration that a Delaware Dissenting Shareholder would otherwise be entitled to receive under the terms of the Transaction Agreement.
To seek appraisal, an MDC Canada Shareholder must comply strictly with all of the procedures required under the DGCL, including delivering a written demand for appraisal to the Company in a timely manner, not voting in favor of or consenting to the MDC Delaware Proxy Proposal and continuing to hold his, her or its shares through the Closing. Failure to comply strictly with all of the procedures required under the DGCL will result in the loss of appraisal rights.
For a further description of the appraisal rights available to MDC Canada Shareholders and the procedures required to exercise such appraisal rights, see the provisions of Section 262 of the DGCL that grant appraisal rights and govern such procedures, which are attached as Exhibit G to this Proxy Statement/Prospectus. If an MDC Canada Shareholder holds shares through a broker, bank or other nominee and the MDC Canada Shareholder wishes to exercise appraisal rights, such stockholder should consult with such stockholder’s broker, bank or other nominee sufficiently in advance of the Meeting to permit such nominee to exercise appraisal rights on such stockholder’s behalf. In view of the complexity of Delaware law, MDC Canada Shareholders who may wish to pursue appraisal rights should promptly consult their legal and financial advisors.
Action Required to Transfer MDC Canada Shares and Receive Combined Company Shares
Assuming the Proposed Transactions become effective, your MDC Canada Shares will automatically convert into MDC Delaware Shares, on a one-to-one basis, upon the Redomiciliation Effective Time; your

MDC Delaware Shares will, upon the effective time of the MDC Reorganization, be converted into the right to receive New MDC Canada Shares, which will be issued to you in uncertificated book-entry form; and your New MDC Canada Shares shall automatically become Combined Company Shares upon completion of the Proposed Transactions. MDC Canada and MDC Delaware share certificates outstanding immediately prior to the effective time of the MDC Reorganization will no longer be evidence of title of MDC Canada Shares or MDC Delaware Shares represented by such certificates, and following the MDC Reorganization, will only represent the right to receive a corresponding number of uncertificated book-entry shares of New MDC. Our transfer agent, AST, will request that you return such stock certificates for cancellation, together with a properly completed and executed letter of transmittal, in exchange for shares of New MDC following completion of the MDC Reorganization. MDC Canada Shares or MDC Delaware Shares held in “street name” through a bank, broker, custodian or other nominee will be automatically exchanged for uncertificated book-entry shares of New MDC without any action required on the part of the beneficial holder of such ordinary shares.
Householding of MDC Special Meeting Materials
We have adopted a practice approved by the SEC called “householding”. Under this practice, shareholders who have the same address and last name will receive only one paper copy of the proxy materials, unless one or more of these shareholders notifies use that he or she wishes to continue receiving individual copies. We will promptly deliver a separate copy of any materials upon written request to MDC Partners Inc., One World Trade Center, Floor 65, New York, NY 10007, Attention: Corporate Secretary, telephone: (646) 429-1800. If you would like to receive separate copies of the proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you may contact us at the above address and phone number.
Questions
If you have any questions about the information contained in this Proxy Statement/Prospectus or require assistance in voting your MDC Canada Shares, please contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, as follows:
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario M5X 1E2
Call Toll-Free (within North America):
1-877-659-1821
Call Collect (outside North America):
1-416-867-2272
E-Mail:
contactus@kingsdaleadvisors.com

PROPOSALS
Overview
In connection with the Proposed Transactions, the Company is asking the MDC Canada Shareholders to approve each of the Proposals, which are described in more detail below. The consummation of each Transaction Proposal is conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC will only effect a particular Transaction Proposal if the MDC Canada Shareholders approve all of the other Transaction Proposals. For the avoidance of doubt, the Transaction Proposals are not conditioned on approval of the Compensation Proposal.
PROPOSAL 1: THE REDOMICILIATION
Overview
As the first step in the Proposed Transactions, the Company is proposing to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware pursuant to a “continuance” effected in accordance with Section 188 of the CBCA and a concurrent “domestication” effected in accordance with Section 388 of the DGCL. The Company will become subject to the DGCL on the date of the Redomiciliation, but will be deemed for the purposes of the DGCL to have commenced its existence in Delaware on the date the Company amalgamated in Canada.
Following the Redomiciliation each MDC Canada Class A Common Share, each MDC Canada Class B Common Share, each MDC Canada Series 4 Share and each MDC Canada Series 6 Share, in each case held by a non-dissenting holder, will remain outstanding as a MDC Delaware Class A Common Share, a MDC Delaware Class B Common Share, a MDC Delaware Series 4 Share or an MDC Delaware Series 6 Share, respectively.
In connection with the Redomiciliation, MDC Delaware will adopt the MDC Delaware Certificate of Incorporation and the bylaws (the “MDC Delaware Bylaws”), which are attached hereto as Exhibits Q and R, respectively. See “Description of MDC Delaware and the Combined Company Capital Stock” for a detailed discussion of the MDC Delaware Certificate of Incorporation and the MDC Delaware Bylaws.
Vote Required and MDC Board Recommendation
The affirmative vote of (i) at least two-thirds of the votes cast on the Redomiciliation Proposal, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on the Redomiciliation Proposal, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, including Stagwell, Mark Penn, and Bradley Gross, with each class of MDC Canada Shares voting separately as a class, is required to approve the Redomiciliation Proposal (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class).
The MDC Board unanimously recommends (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, that MDC Canada Shareholders vote FOR the Redomiciliation Proposal.
Resolution
Accordingly, the Company is requesting MDC Canada Shareholders to adopt the following resolution:
(1)
The continuance of MDC Partners Inc. (the “Company”) out of the laws of Canada (the “Continuance”) pursuant to Section 188 of the Canada Business Corporations Act (the “CBCA”) and the domestication of the Company under the laws of the State of Delaware (the “Redomiciliation”) pursuant to Section 388 of the General Corporation Law of the State of Delaware, as more particularly described and set forth in the Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission of the Company dated [           ], 2021 (“Proxy Statement/Prospectus”), in the

sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, are hereby authorized and approved.
(2)
In connection with the Redomiciliation, the form of Certificate of Incorporation and Bylaws substantially in the form attached to the Proxy Statement/Prospectus as Exhibits Q and R are hereby authorized and approved, with such minor amendments as the directors may approve prior to the filing thereof.

(3)
The Company is hereby authorized to take such steps as are necessary to effect the Continuance and to file a certificate of corporate domestication and a certification of incorporation with the Secretary of State of the State of Delaware in connection with the Redomiciliation.

(4)
The directors of the Company are hereby authorized to abandon the Continuance and the filing of the certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware at any time without further approval of the shareholders of the Company.

(5)
Notwithstanding that this resolution has been passed, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Continuance and Redomiciliation.

(6)
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

PROPOSAL 2: BUSINESS COMBINATION
Overview
As part of the Proposed Transactions, the Company is proposing to effect the Business Combination, as further described in “The Proposed Transactions.” In particular, the Company is asking the MDC Canada Shareholders to approve (i) the MDC Merger, (ii) the issuance by OpCo of the Stagwell OpCo Units, and (iii) the issuance by New MDC of the Stagwell Class C Shares.
MDC Reorganization
Following the Redomiciliation, Merger Sub, a wholly owned subsidiary of New MDC that was formed solely for the purpose of consummating the Proposed Transactions will merge with and into MDC Delaware, with MDC Delaware continuing as the surviving corporation. The Surviving Corporation will be a direct wholly owned subsidiary of the Combined Company. In connection with the MDC Merger, shareholders of MDC Delaware shall receive a corresponding number of shares of New MDC. Following the MDC Merger, the Surviving Corporation will convert into a Delaware limited liability company, and following the MDC Reorganization, New MDC will replace MDC Delaware as the publicly-traded company in which MDC Canada Shareholders own their interests in the Company.
Stagwell Contributions
At the Closing, Stagwell will (i) contribute to OpCo the Stagwell Subject Entities in exchange for the Stagwell OpCo Units, and (ii) contribute to New MDC $100 in cash in exchange for the Stagwell Class C Shares. The Stagwell Class C Shares will not represent any economic interest in the Combined Company and will solely represent voting interests in the Combined Company. Each Stagwell Class C Share will be entitled to one vote.
Vote Required and MDC Board Recommendation
The affirmative vote of (i) at least two-thirds of the votes cast on the Business Combination Proposal, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on the Business Combination Proposal, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, including Stagwell, Mark Penn, and Bradley Gross, with each class of MDC Canada Shares voting separately as a class, is required to approve the Business Combination Proposal (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class).
The MDC Board unanimously recommends (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, that MDC Canada Shareholders vote FOR the Business Combination Proposal.
Resolution
Accordingly, the Company is requesting MDC Canada Shareholders to adopt the following resolution:
(1)
The merger of MDC Merger Sub 1 LLC (“Merger Sub”), a limited liability corporation with no assets or operations and a wholly owned subsidiary of New MDC LLC, which at the time of the adoption of this resolution shall have converted into a Delaware corporation (“New MDC”), with and into MDC Delaware (being MDC Partners Inc. (the “Company”) following the Redomiciliation (as defined in the Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission of the Company dated [           ], 2021 (“Proxy Statement/Prospectus”)) (the “MDC Merger”), with MDC Delaware continuing as the surviving corporation and a direct wholly owned subsidiary of New MDC, which will replace MDC Delaware as the publicly-traded company in which shareholders of the Company will own their interests, in the sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, is hereby authorized and approved.

(2)
Immediately following the MDC Merger, MDC Delaware will convert into a Delaware limited liability company (the “MDC Delaware LLC Conversion”, and, together with the MDC Merger, the “MDC Reorganization”, and MDC Delaware, from and after the conversion, “OpCo”) by filing a certificate of conversion with the Secretary of State of Delaware. Following the MDC Delaware LLC Conversion, at the closing of the Proposed Transactions as defined in the Proxy Statement/Prospectus, Stagwell Media LP (“Stagwell”) will (i) contribute to OpCo (the “Stagwell OpCo Contribution”) the issued and outstanding equity interest of Stagwell Marketing Group Holdings LLC (“SMGH”), the direct or indirect owner of the Stagwell subsidiaries that own and operate a portfolio of marketing services companies (the “Stagwell Subject Entities”), in exchange for OpCo issuing to Stagwell 216,250,000 OpCo Common Units (as defined in the Proxy Statement/Prospectus), subject to certain adjustments set forth in the Transaction Agreement (as defined in the Proxy Statement/Prospectus) (the “Stagwell OpCo Units”), and (ii) contribute to New MDC (the “Stagwell New MDC Contribution” and, together with the Stagwell OpCo Contribution, the “Stagwell Contributions”) $100 in cash in exchange for New MDC issuing to Stagwell 216,250,000 Combined Company Class C Common Shares (as defined in the Proxy Statement/Prospectus), subject to certain adjustments set forth in the Transaction Agreement (the “Stagwell Class C Shares”) (collectively, the “Business Combination”) and the Business Combination, in the sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, is hereby authorized and approved.

(3)
The Company is hereby authorized to take such steps as are necessary to effect the Proposed Transactions, other than the Redomiciliation.

(4)
The directors of the Company are hereby authorized to, prior to the Redomiciliation, abandon the MDC Reorganization and the Business Combination at any time without further approval of the shareholders of the Company.

(5)
Notwithstanding that this resolution has been passed, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company, prior to the Redomiciliation, not to proceed with the MDC Reorganization and the Business Combination.

(6)
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

PROPOSAL 3: MDC DELAWARE PROXY PROPOSAL
Overview
As part of the Proposed Transactions, MDC Delaware is proposing to, among other things, following the Redomiciliation, merge with Merger Sub, whereby Merger Sub will merge with and into MDC Delaware, with MDC Delaware surviving as a direct wholly owned subsidiary of New MDC. In order for the MDC Delaware Shareholders to (i) approve and adopt the Transaction Agreement and (ii) approve the Proposed Transactions, including the MDC Merger, the Company is asking that the MDC Canada Shareholders approve a Proposal and grant, on behalf of such MDC Canada Shareholder, the MDC Delaware Proxy, the form of which is attached hereto as Exhibit C, to each of the Company and The Stagwell Group LLC, whereby each Proxyholder, acting singly, with respect to and on behalf of the holders of MDC Delaware Common Shares and MDC Delaware Series 6 Shares, may vote in favor of, consent to, approve and adopt the Transaction Agreement and the Proposed Transactions, including the MDC Merger. The MDC Delaware Proxy (A) shall survive until the earlier of (1) the termination of the Transaction Agreement in accordance with its terms and (2) the effectiveness of the MDC Delaware Consent and (B) with respect to the Company, shall be granted conditional on the Company, in its capacity as Proxyholder, irrevocably committing to vote such shares of common stock of MDC Delaware and Series 6 preferred stock to approve and adopt the Transaction Agreement and the Proposed Transactions (the “MDC Delaware Proxy Proposal”).
Vote Required and MDC Board Recommendation
The affirmative vote of holders of at least a majority of the voting power of the Company Class A Common Shares, Company Class B Common Shares, and MDC Canada Series 6 Shares is required to approve the MDC Delaware Proxy Proposal. If the MDC Delaware Proxy Proposal is approved, following the Redomiciliation and prior to the MDC Merger, the Proxyholders are expected to execute the MDC Delaware Consent on behalf of the MDC Canada Shareholders that voted in favor of the MDC Delaware Proxy Proposal and granted the MDC Delaware Proxy.
Upon the Redomiciliation, the Company will become a Delaware corporation. To effect the adoption of the Transaction Agreement under Delaware law, the board of directors of MDC Delaware (as a Delaware corporation) must approve and declare advisable the Transaction Agreement and recommend the adoption of the Transaction Agreement by the MDC Delaware stockholders. Such number of stockholders of MDC Delaware, representing at least a majority of the voting power of the outstanding stock entitled to vote thereon, must then adopt the Transaction Agreement. To effect the required process under Delaware law to adopt the Transaction Agreement, the current members of the MDC Board, being the initial members of the MDC Delaware board of directors following the Redomiciliation, shall have executed a unanimous board consent, which will become effective following the Redomiciliation but before the MDC Reorganization, approving and declaring advisable the Transaction Agreement and recommending that the stockholders of MDC Delaware adopt the Transaction Agreement. To effect the required approval under Delaware law, the MDC Board is asking the MDC Canada Shareholders to approve the MDC Delaware Proxy Proposal and, as part of that approval, grant each of MDC Delaware and The Stagwell Group LLC a proxy to, acting singly, execute a written consent voting such shareholder’s MDC Delaware Shares in favor of the adoption of the Transaction Agreement.
The MDC Board unanimously recommends (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, that MDC Canada Shareholders vote FOR the MDC Delaware Proxy Proposal.
Resolution
Accordingly, the Company is requesting MDC Canada Class A Common Shareholders, MDC Canada Class B Common Shareholders, and MDC Canada Series 6 Shareholders to adopt the following resolution:
(1)
As described in further detail in the Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission of MDC Partners Inc. (the “Company”) dated [           ], 2021 (“Proxy Statement/Prospectus”), the granting of a proxy (the “MDC Delaware Proxy”) in relation to shareholders’ MDC Delaware Common Shares

(as defined in the Proxy Statement/Prospectus) and MDC Delaware Series 6 Shares (as defined in the Proxy Statement/Prospectus), as applicable, the form of which is attached hereto as Exhibit C to the Proxy Statement/Prospectus, to each of the Company and The Stagwell Group LLC (each in such capacity, a “Proxyholder”) whereby each Proxyholder, acting singly, with respect to and on behalf of the holders of MDC Delaware Common Shares and the MDC Delaware Series 6 Shares that voted in favor of this proposal, may vote in favor of, or consent to, the approval and adoption of the Transaction Agreement and the Proposed Transactions, including the MDC Merger (each as defined in the Proxy Statement/Prospectus and collectively, the “MDC Delaware Consent”), following the Redomiciliation, which MDC Delaware Proxy (A) shall survive until the earlier of (1) the termination of the Transaction Agreement in accordance with its terms and (2) the effectiveness of the MDC Delaware Consent and (B) with respect to the Company, shall be granted conditional on the Company in its capacity as Proxyholder, irrevocably committing to vote such MDC Delaware Common Shares and MDC Delaware Series 6 Shares to approve and adopt the Transaction Agreement and the Proposed Transactions, including the MDC Merger, without further approval of or notice to the shareholders of the Company, is hereby authorized and approved.
(2)
The Company is hereby authorized to take such steps as are necessary to effect the MDC Delaware Proxy and the MDC Delaware Consent.

(3)
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

PROPOSAL 4: SUPERVOTING MDC DELAWARE SERIES 6 SHARES
Overview
In order to approve the MDC Merger as part of the Proposed Transactions, MDC is proposing to grant the MDC Delaware Series 6 Shares voting rights solely with respect to the MDC Merger. In addition to the other rights of holders of the existing MDC Canada Series 6 Preferred Shares, the holders of the MDC Delaware Series 6 Shares will be entitled to vote on any merger of MDC Delaware with any direct or indirect wholly owned subsidiary thereof pursuant to which each share or fraction of a share of MDC Delaware is converted into the right to receive, or exchanged for, a share or equal fraction of a share of stock of a new holding company having substantially similar designations, rights, powers, and preferences and qualifications, limitations, and restrictions thereof as the share of MDC Delaware stock being converted or exchanged in the merger pursuant to Section 251(c) of the DGCL (a “Holdco-Sub Merger”) and shall vote on any such Holdco-Sub Merger together as a single class with the holders of MDC Delaware Common Shares. Each MDC Delaware Series 6 Share shall (only with respect to a Holdco-Sub Merger) carry [           ] votes per share. In accordance with NASDAQ Listing Rule 5635, the Company is asking the MDC Canada Shareholders to approve, as a stand-alone proposal, the Series 6 Supervoting Proposal. The Designation for the MDC Delaware Series 6 Shares is attached as Exhibit R hereto.
Vote Required and MDC Board Recommendation
The affirmative vote of a majority of the votes cast on the Series 6 Supervoting Proposal by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Series 6 Supervoting Proposal.
The MDC Board unanimously recommends (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, that MDC Canada Shareholders vote FOR the Series 6 Supervoting Proposal.
Resolution
Accordingly, the Company is requesting MDC Canada Common Shareholders to adopt the following resolution:
(1)
MDC Delaware (being MDC Partners Inc. (the “Company”) following the Redomiciliation (as defined in the Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission of the Company dated [           ], 2021 (“Proxy Statement/Prospectus”)) will grant the MDC Delaware Series 6 Shares (as defined in the Proxy Statement/Prospectus) supervoting rights (the “Series 6 Supervoting Proposal”) with respect to the MDC Merger (as defined in the Proxy Statement/Prospectus) pursuant to which the holders of MDC Delaware Series 6 Shares will be entitled to vote on any merger of MDC Delaware with any direct or indirect wholly owned subsidiary thereof pursuant to which each share or fraction of a share of MDC Delaware is converted into the right to receive, or exchanged for, a share or equal fraction of a share of stock of a new holding company having substantially similar designations, rights, powers, and preferences and qualifications, limitations, and restrictions thereof as the share of MDC Delaware stock being converted or exchanged in the merger pursuant to Section 251(c) of the DGCL (a “Holdco-Sub Merger”) and shall vote on any such Holdco-Sub Merger together as a single class with the holders of MDC Delaware Common Shares (as defined in the Proxy Statement/Prospectus) and such Series 6 Supervoting Proposal, in the sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, is hereby authorized and approved.

(2)
In accordance with NASDAQ Listing Rule 5635, the Company is hereby authorized to take such steps as are necessary to effect the Series 6 Supervoting Proposal.

(3)
The directors of the Company are hereby authorized to abandon the Series 6 Supervoting Proposal at any time without further approval of the shareholders of the Company.

(4)
Notwithstanding that this resolution has been passed, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Series 6 Supervoting Proposal.
(5)
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

PROPOSAL 5: STAGWELL ISSUANCE
Overview
As part of the Proposed Transactions, at the Closing, Stagwell has agreed to contribute to New MDC $100 in cash in exchange for New MDC issuing the Stagwell Class C Shares to Stagwell. The Stagwell Class C Shares will not represent any economic interest in the Combined Company and will solely represent voting interests in the Combined Company. Each Stagwell Class C Share will be entitled to one vote. In accordance with NASDAQ Listing Rule 5635, the Company is asking the MDC Canada Shareholders to approve, as a stand-alone proposal, the Stagwell Issuance Proposal.
Vote Required and MDC Board Recommendation
The affirmative vote of a majority of the votes cast on the Stagwell Issuance Proposal by the holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares, voting together as a single class, is required to approve the Stagwell Issuance Proposal.
The MDC Board unanimously recommends (with the Interested Directors abstaining), acting on the unanimous recommendation of the MDC Special Committee, that MDC Canada Shareholders vote FOR the Stagwell Issuance Proposal.
Resolution
Accordingly, the Company is requesting MDC Canada Shareholders to adopt the following resolution:
(1)
Immediately following the MDC Merger, MDC Delaware will convert into a Delaware limited liability company (the “MDC Delaware LLC Conversion”, and MDC Delaware, from and after the conversion, “OpCo”) by filing a certificate of conversion with the Secretary of State of Delaware. Following the MDC Delaware LLC Conversion, at the closing of the Proposed Transactions as defined Proxy Statement/Prospectus, Stagwell Media LP (“Stagwell”) will (i) contribute to OpCo (the “Stagwell OpCo Contribution”) the issued and outstanding equity interest of Stagwell Marketing Group Holdings LLC (“SMGH”), the direct or indirect owner of the Stagwell subsidiaries that own and operate a portfolio of marketing services companies (the “Stagwell Subject Entities”), in exchange for OpCo issuing to Stagwell 216,250,000 OpCo Common Units (as defined in the Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission of the Company dated [           ], 2021 (“Proxy Statement/Prospectus”), subject to certain adjustments set forth in the Transaction Agreement (as defined in the Proxy Statement/Prospectus) (the “Stagwell OpCo Units”), and (ii) contribute to New MDC (the “Stagwell New MDC Contribution” and, together with the Stagwell OpCo Contribution, the “Stagwell Contributions”) $100 in cash in exchange for New MDC issuing to Stagwell (the “Stagwell Issuance”) 216,250,000 Combined Company Class C Common Shares, subject to certain adjustments set forth in the Transaction Agreement (the “Stagwell Class C Shares”) and the Stagwell Issuance, in the sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, is hereby authorized and approved.

(2)
In accordance with NASDAQ Listing Rule 5635, the Company is hereby authorized to take such steps as are necessary to effect the Stagwell Issuance.

(3)
The directors of the Company are hereby authorized to abandon the Stagwell Issuance at any time without further approval of the shareholders of the Company.

(4)
Notwithstanding that this resolution has been passed, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Stagwell Issuance.

(5)
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

PROPOSAL 6: THE COMPENSATION PROPOSAL
Overview
In accordance with Section 14A of the Exchange Act, MDC is providing its shareholders with the opportunity to cast an advisory (non-binding) vote on the compensation that may be paid or become payable to MDC’s named executive officers in connection with the Proposed Transactions. For more detailed information regarding these amounts, see the table entitled “Compensation Subject to Non-Binding Advisory Vote Pursuant to Proposal 6: The Compensation Proposal” and the accompanying footnotes and related narrative discussion in the section entitled “The Proposed Transactions — Golden Parachute Compensation” beginning on page 204 of this Proxy Statement/Prospectus.
Effect of Advisory Vote
The vote on this Compensation Proposal is a vote separate from the votes on the Transaction Proposals. Accordingly, you may vote to approve the other proposals and vote not to approve this proposal, and vice versa. Approval of this proposal is not a condition to completion of the Proposed Transactions.
Because the vote on this proposal is only advisory in nature, it will not be binding on either MDC or Stagwell regardless of whether the Proposed Transactions are completed. Accordingly, since the compensation described herein is contractual with respect to MDC’s named executive officers, regardless of the outcome of this advisory vote, such compensation will be payable, subject only to the conditions applicable thereto, if the Proposed Transactions are completed.
Resolution
Accordingly, the Company is requesting MDC Canada Shareholders to adopt the following resolution:
(1)
On an advisory basis and in accordance with Section 14A of the U.S. Securities Exchange Act of 1934, that the MDC Canada Shareholders accept and approve the compensation that may be paid or becomes payable to the Company’s named executive officers (the “Compensation Proposal”) as set forth in the Proxy Statement/Prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission of the Company dated [           ], 2021 (“Proxy Statement/Prospectus”) in connection with the Proposed Transactions (as defined in the Proxy Statement/Prospectus) and the Compensation Proposal (as defined in the Proxy Statement/Prospectus), in the sole discretion of the directors of the Company without further approval of or notice to the shareholders of the Company, is hereby authorized and approved.

(2)
In accordance with NASDAQ Listing Rule 5635, the Company is hereby authorized to take such steps as are necessary to effect the Compensation Proposal.

(3)
The directors of the Company are hereby authorized to abandon the Compensation Proposal at any time without further approval of the shareholders of the Company.

(4)
Notwithstanding that this resolution has been passed, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Compensation Proposal.

(5)
Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

THE PROPOSED TRANSACTIONS
This discussion of the Proposed Transactions is qualified in its entirety by reference to the Transaction Agreement, which is attached to this Proxy Statement/Prospectus as Exhibit H and is incorporated by reference into this Proxy Statement/Prospectus. This summary does not purport to be complete and may not contain all of the information about the Proposed Transactions that are important to you. You should read the entire Transaction Agreement carefully as it is the legal document that governs the Proposed Transactions. This section is not intended to provide you with any factual information about MDC or Stagwell. Such information can be found elsewhere in this Proxy Statement/Prospectus and in the public filings MDC makes with the SEC that are incorporated by reference into this Proxy Statement/Prospectus, as described under “Where You Can Find More Information.”
Transaction Structure
Below is a step-by-step list illustrating the material steps involved in the Proposed Transactions. Each of these events, as well as any conditions to their consummation, is discussed in more detail elsewhere in this Proxy Statement/Prospectus.
•
Step 1: Redomiciliation: The Company shall change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware. The Company, following such Redomiciliation, is referred to herein as MDC Delaware. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — Redomiciliation”.

•
Step 2: New MDC Corporate Conversion: New MDC, a wholly-owned subsidiary of MDC Delaware, shall convert into a Delaware corporation. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — New MDC Corporate Conversion and MDC Merger”.

•
Step 3: MDC Merger: Merger Sub, a wholly owned subsidiary of New MDC, shall merge with and into MDC Delaware with MDC Delaware surviving the merger (and being referred to herein as the Surviving Corporation after the merger) and New MDC becoming the new publicly listed parent company. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — New MDC Corporate Conversion and MDC Merger”.

•
Step 4: MDC Delaware LLC Conversion: The Surviving Corporation, a wholly-owned subsidiary of New MDC, shall convert into a Delaware limited liability company referred to herein as OpCo. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — MDC Delaware LLC Conversion”.

•
Step 5: Stagwell Contributions: Stagwell shall make the Stagwell OpCo Contribution and the Stagwell New MDC Contribution in exchange for the Stagwell OpCo Units and the Stagwell Class C Shares, respectively. New MDC, following the Stagwell Contributions, is referred to herein as the Combined Company. See “Questions and Answers about the Proposed Transactions and the Meeting — What are the Proposed Transactions? — Stagwell Contributions”.

The Combined Company’s organizational structure following the completion of the Proposed Transactions will be an Up-C structure. In the Up-C structure, all of the assets and business of MDC and assets and business contributed by Stagwell in the Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be the OpCo Common Units and the OpCo Preferred Units. Following the Business Combination, after a 6-month lockup period, Stagwell’s membership interests in OpCo and those of other members of OpCo besides the Combined Company and its subsidiaries will be exchangeable (in combination with Combined Company Class C Common Shares), at the election of the applicable member, for an equivalent number of Combined Company Class A Common Shares, or at OpCo’s election, cash, subject to certain limitations. It is expected that, as a result of such exchanges, New MDC would obtain a step-up in the tax basis in the portion of OpCo’s assets treated as attributable to the exchanged or redeemed Opco Common Units. This step-up in tax basis will provide New MDC with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to us from OpCo’s operations. As described above, a portion of these benefits will be payable to Stagwell under the Tax Receivables Agreement.

Additionally, prior to, in connection with, and in some cases following the Proposed Transactions, New MDC, MDC and OpCo, respectively, intend to engage in certain restructuring transactions to, among other things, facilitate changes to the group’s internal financing structure, and create a holding company structure under OpCo, whereby all of the subsidiaries of the Combined Company that are treated as corporations for U.S. tax purposes would be held through a single corporate holding company.
Consideration to be Received by MDC Canada Shareholders and Consequences of the Proposed Transactions
Current, non-dissenting holders of MDC Canada Common Shares or MDC Canada Preferred Shares will receive the following in connection with the Proposed Transactions:
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for each MDC Canada Class A Common Share, one Combined Company Class A Common Share,

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for each MDC Canada Class B Common Share, one Combined Company Class B Common Share,

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for each MDC Canada Series 4 Share, one Combined Company Series 4 Share, and

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for each MDC Canada Series 6 Share, one Combined Company Series 6 Share.

Following the completion of the Proposed Transactions, the Combined Company Class A Common Shares will be listed on NASDAQ.
On a pro forma basis (and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC), following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.
As of the close of business on [           ], 2021, Stagwell held approximately [      ]% of the MDC Canada Class A Common Shares. Thus, in the aggregate (i.e., including the MDC Canada Class A Common Shares that Stagwell beneficially held as of [           ], 2021 as well as the Stagwell OpCo Units and Stagwell Class C Shares), following the completion of the Proposed Transactions, Stagwell will hold approximately [      ]% of the common equity of the Combined Company, and it is anticipated that holders of MDC Canada Class A Common Shares and MDC Canada Class B Common Shares as of [           ], 2021, excluding Stagwell, will receive Combined Company Class A Common Shares and Class B Common Shares equal to approximately [      ]% of the common equity of the Combined Company.
Background of the Proposed Transactions
On December 21, 2020, the Company and Stagwell entered into the Transaction Agreement, which, among other things, sets out the terms and conditions for implementing the Proposed Transactions. The terms of the Transaction Agreement and the Proposed Transactions are the result of arm’s length negotiations among the MDC Special Committee and Stagwell and each of their respective advisors (including the independent legal and financial advisors to the MDC Special Committee). During the period from June 25, 2020 through December 21, 2020, the MDC Special Committee met formally by telephone and/or videoconference 34 times and members of the MDC Special Committee engaged in discussions with the MDC Special Committee’s legal and financial advisors on numerous other occasions.
The following is a brief description of the principal events leading up to the execution of, and public announcement of MDC’s entry into, the Transaction Agreement.

In September of 2018, the Company commenced a process to explore and evaluate potential strategic alternatives, including but not limited to a possible sale of the Company, in parallel with a search for a new Chief Executive Officer (the “MDC Strategic Review”). In connection with the MDC Strategic Review, the Company engaged J.P. Morgan Securities LLC (“JPM”) and LionTree Advisors LLC (“LionTree”) to act as its financial advisors. As part of the MDC Strategic Review, JPM and LionTree contacted not less than 34 third parties to determine if they might be interested in investing in or acquiring the Company, at least 21 of whom executed non-disclosure agreements and received non-public information concerning the Company and its businesses. The Company did not receive any final proposals for the sale of the Company or for an investment in the Company, other than a proposal by Stagwell to invest $100,000,000. In light of these alternatives, the Company determined to terminate its strategic review process and agreed on March 14, 2019 (the “Stagwell Investment Date”), to accept an investment of $100,000,000 from Stagwell through a subscription for $50,000,000 of Company Class A Common Shares and $50,000,000 of MDC Canada Series 6 Shares (the “Stagwell Investment”). In connection with the completion of the Stagwell Investment, Mr. Penn was appointed as the Chief Executive Officer of MDC and the Chairman of the MDC Board, and Stagwell became bound by a standstill covenant (the “Initial Standstill”), which, among other things, precluded Stagwell from acquiring additional interests in the Company until the earlier of (i) the one-year anniversary of the Stagwell Investment Date or (ii) a change in control of the Company. In addition to being the Chairman of the MDC Board and Chief Executive Officer of the Company, Mr. Penn also serves as president and managing partner of Stagwell. As of the date of this Proxy Statement/Prospectus, Stagwell and its affiliates, including Mr. Penn, hold approximately [           ]% of the issued and outstanding MDC Canada Class A Common Shares (without giving effect to conversion of the issued and outstanding MDC Canada Series 6 Shares) and 100% of the issued and outstanding MDC Canada Series 6 Shares.
On November 4, 2019, Mr. Penn informed the MDC Board that Stagwell had commenced a process to market and potentially sell the Stagwell business and requested that MDC waive the Initial Standstill in order to permit Stagwell to discuss with potential bidders in its process the potential benefits of a business combination involving each of Stagwell and MDC. In executive session, the MDC Board discussed whether MDC should grant a limited waiver of the Initial Standstill. The MDC Board determined it would be advisable to seek legal advice before making any such decision. On November 15, 2019, the MDC Board retained counsel and formed a special committee of independent directors (the “2019 Special Committee”) to evaluate, among other things, the impact on MDC of Stagwell’s strategic process and the potential implications of waiving the Initial Standstill in connection with such process. From November 15, 2019 through December 20, 2019, the 2019 Special Committee had several meetings and, after consultation with its legal advisor, determined not to participate in Stagwell’s strategic process as a potential acquirer. Representatives of the 2019 Special Committee advised Mr. Penn that MDC would not be waiving the Initial Standstill; however, Mr. Penn was advised that, should any participant in Stagwell’s strategic process communicate an interest in a transaction involving MDC, such participant should be referred to the 2019 Special Committee. On December 20, 2019, Mr. Penn advised the 2019 Special Committee that only one participant had expressed an interest in pursuing a transaction involving MDC and the 2019 Special Committee determined not to proceed to negotiations with such participant. Following this notification from Mr. Penn, the 2019 Special Committee was disbanded.
On March 8, 2020, a non-management employee of Stagwell sent a presentation deck (the “March 2020 Presentation”) to David Ross, the Company’s Executive Vice President, Strategy and Corporate Development, outlining illustrative terms and pro forma financial metrics of a hypothetical business combination transaction between MDC and Stagwell. Mr. Ross discussed the March 2020 Presentation with the Company’s then-General Counsel, Jonathan Mirsky, and Mr. Mirsky discussed the March 2020 Presentation with Cleary. Mr. Ross also discussed the March 2020 Presentation with the Presiding Director of the Company’s Board of Directors, Irwin Simon. Mr. Simon concluded that the March 2020 Presentation was not in a form reflective of being a formal proposal from Stagwell and that the Company would not respond to materials other than formal proposals coming from an authorized person of Stagwell addressed to the Board of Directors. Mr. Simon conveyed that message to Mr. Penn.
In April 2020, JPM approached MDC to request that MDC grant JPM a waiver to permit JPM to represent Stagwell in connection with a contemplated strategic proposal involving a potential transaction with MDC. Disinterested Senior Executives of MDC consulted with Mr. Simon, and with Mr. Simon’s authorization, in exchange for a waiver by JPM of any tail fee that might be owed to JPM by MDC, MDC agreed to grant the waiver requested by JPM.
On June 25, 2020, the Company received a written proposal (the “Stagwell Proposal”) from The Stagwell Group LLC, Stagwell Media’s general partner, on behalf of Stagwell Media, with respect to the Proposed Transactions. The Stagwell Proposal contemplated a combination of the businesses of the Company with the businesses of Stagwell Media and the issuance to Stagwell of 335.5 million common shares of the Combined Company such that the MDC Canada Common Shareholders would, without giving effect to any conversion of the MDC Canada Preferred Shares, own 18.5% of the Combined Company. The Stagwell Proposal valued MDC Canada Common Shares at $4.25 per share on a fully diluted basis and assumed an equity value of $1.424 billion for the Stagwell Subject Entities. The Stagwell Proposal further indicated that Stagwell, in its capacity as an existing holder of MDC Canada Shares, was not prepared to support, consent to or vote in favor of an alternative transaction by the Company, including an alternative business combination or sale transaction.
On June 25, 2020, Stagwell also issued a press release announcing that it made the Stagwell Proposal to the Company and filed an amendment to its previously filed Schedule 13D with respect to the securities of the Company and an Early Warning Report under Canadian securities laws, each of which described the delivery and terms of the Stagwell Proposal.
On June 25, 2020, in response to the Stagwell Proposal, the MDC Board formed the MDC Special Committee and provided it with the full and exclusive authority to (i) evaluate and consider the Stagwell Proposal and alternatives to the Stagwell Proposal, (ii) retain independent legal and financial advisors in connection therewith and (iii) if it deemed appropriate, negotiate the terms of any such transaction for consideration by the full MDC Board. The MDC Board appointed Mr. Simon, Asha Daniere, Wade Oosterman and Desiree Rogers to serve on the MDC Special Committee. Each member of the MDC Special Committee is an independent member of the MDC Board for purposes of applicable securities laws and NASDAQ rules and is “independent” for purposes of MI 61-101 in respect of the Proposed Transactions.
On June 25, 2020, Irwin Simon, the Company’s lead independent director, contacted DLA Piper LLP (US) and DLA Piper (Canada) LLP (together, “DLA Piper”) regarding a potential engagement of DLA Piper to provide independent legal representation to a special committee of the MDC Board. DLA Piper confirmed to Mr. Simon that it did not have an existing relationship with Stagwell or Mr. Penn and was available to provide independent legal counsel to the MDC Special Committee in respect of its evaluation of the Stagwell Proposal and any alternatives to the Stagwell Proposal.
On June 26, 2020, DLA Piper was formally retained by the MDC Special Committee as the legal advisor to the MDC Special Committee.
On June 26, 2020, the Company issued a press release disclosing its receipt of the Stagwell Proposal and the formation of the MDC Special Committee, which was filed on a Form 8-K with the SEC.
On June 27, 2020, DLA Piper participated in a meeting with Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), corporate counsel to MDC, and certain members of management of the Company other than Mr. Penn to discuss the Stagwell Proposal and the planned change to the Company’s jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware that the Company had been contemplating before receipt of the Stagwell Proposal (the “Standalone U.S. Domestication”). Subsequent to that meeting, on June 27, 2020, representatives of DLA Piper met with the MDC Special Committee to provide the MDC Special Committee with advice in respect of, among other things: (i) the MDC Special Committee’s duties in a potential change of control or other strategic transaction, (ii) the scope and mandate of the MDC Special Committee, and (iii) certain procedural safeguards to be implemented to ensure that the process undertaken by the MDC Special Committee was conducted in a confidential manner while enabling management to support the process undertaken by the MDC Special Committee.
Between June 27, 2020 and August 31, 2020, various discussions and meetings were held among the MDC Special Committee, Moelis (following its engagement discussed below), DLA Piper, Cleary and the Disinterested Senior Executives to discuss and evaluate the Standalone U.S. Domestication and the impact of the Stagwell Proposal on the Standalone U.S. Domestication. During these meetings, including in executive sessions, there were presentations and extensive discussions regarding the relative advantages and disadvantages of advancing the Standalone U.S. Domestication on a separate and independent basis from a transaction with Stagwell, if ultimately approved by the MDC Special Committee. On August 31, 2020, the Company filed a registration statement and preliminary proxy statement/prospectus with respect to the Standalone U.S. Domestication (as amended on September 3, 2020, the “Standalone U.S. Domestication S-4”), which disclosed the Company’s receipt of the Stagwell Proposal and indicated, among other things, that in the event the transactions contemplated by the Stagwell Proposal became likely to occur, the Company might determine not to proceed with the Standalone U.S. Domestication. On October 6, 2020, in connection with the Agreement in Principle, the Company announced its intention to withdraw the Standalone U.S. Domestication S-4 and its expectation that any such redomiciliation would be considered in conjunction with the Proposed Transaction.
From June 26, 2020 through June 30, 2020, various meetings and discussions took place among members of the MDC Special Committee, DLA Piper and Cleary to discuss the Stagwell Proposal and process to be conducted by the MDC Special Committee, including in respect of information and support required to be provided by Cleary, as counsel to the Company, and the allocation of responsibilities among counsel. On June 30, 2020 and July 1, 2020, the MDC Special Committee interviewed four potential financial advisors in separate sessions, in which each advisor provided its credentials and proposal to the MDC Special Committee. Following these presentations, the MDC Special Committee members deliberated on the proposals received and had various follow-up discussions with each of the potential financial advisors.
On July 2, 2020, DLA Piper prepared the initial draft of the MDC Special Committee charter and mandate as well as an undertaking (an “Undertaking”) to be signed by certain members of management other than Mark Penn pursuant to which such members were authorized to communicate with the MDC Special Committee with respect to potential business combination transactions with Stagwell or a third party and agreed to refrain from disclosing such communications to any third parties (including Stagwell and Mark Penn).
On July 3, 2020, DLA Piper met with the MDC Special Committee and Mr. Mirsky to discuss the presentations that had been made by the potential financial advisors to the MDC Special Committee. At this meeting, the MDC Special Committee and DLA Piper discussed the general terms of the Stagwell Proposal and the overall process for formally evaluating the Stagwell Proposal. The MDC Special Committee members discussed the independence of the various financial advisors (i.e., that they had not been engaged in transactions or other dealings with Stagwell or Mark Penn) and evaluated the independence of each financial advisor. The MDC Special Committee reviewed each presentation and had an extensive discussion on the relevant expertise and experience of each potential financial advisor, including historical experience in dealing with related-party transactions and “business combinations” for purposes of MI 61-101. After a thorough debate on financial advisor selection at this meeting, DLA Piper then presented an overview of the MDC Special Committee mandate and charter drafts and discussed the process for the Proposed Transactions with the MDC Special Committee.
On July 5, 2020, the MDC Special Committee, DLA Piper and Moelis & Company LLC (“Moelis”) held a meeting. The MDC Special Committee members asked various questions regarding Moelis’s approach to strategic transactions, enhancing stakeholder value and enhancing post-closing minority protection rights (i.e., corporate governance), among other topics. Moelis also provided its initial thoughts on potential approaches with respect to the Stagwell Proposal, including asking Stagwell for a standstill, a lock-up or other transfer restrictions applicable to any shares received in connection therewith and the length of time associated with each alternative. Moelis also confirmed that it had not acted for Stagwell or Mark Penn and provided disclosure to the MDC Special Committee on its recent previous engagements with the Company and certain affiliates of Goldman Sachs. After its meeting with Moelis, the MDC Special Committee convened a meeting on July 5, 2020 to review Moelis’ credentials and conflicts disclosure. After determining that Moelis was qualified and that its previous engagements did not present a material conflict, the MDC Special Committee passed a resolution to approve the committee’s engagement of Moelis, subject to review and negotiation of an engagement letter and final fee proposal.
On July 8, 2020, the MDC Special Committee convened a meeting with DLA Piper and certain members of management in attendance. The members of management in attendance at the invitation of the MDC Special Committee consisted of Mr. Mirsky, Mr. Lanuto (the Company’s Chief Financial Officer)

and Mr. Ross collectively, from such date until the date of Mr. Mirsky’s departure from MDC on September 30, 2020, the “Disinterested Senior Executives”, which, following the departure of Mr. Mirsky from the Company on September 30, 2020, included only Mr. Lanuto and Mr. Ross, who were the members of management not excluded from discussions and negotiations regarding the Proposed Transactions and designated to support the MDC Special Committee in a confidential manner. The group discussed negotiation of the Moelis engagement letter and fee proposal. The group reviewed payment of fees of advisors and the need to have independence under the mandate of the MDC Special Committee (i.e., the MDC Special Committee would be charged with reviewing fees from its independent advisors and authorizing the Company to make payment). In an executive session, DLA Piper and the MDC Special Committee discussed the MDC Special Committee’s duties and alternatives available to the MDC Special Committee. All members of the MDC Special Committee expressed support for engagement of Moelis once the mandate and charter of the MDC Special Committee were formally approved on the terms that had been discussed.
Between July 8, 2020 and July 12, 2020, Mr. Simon, on behalf of the MDC Special Committee, had discussions with Moelis regarding the terms of its engagement. Mr. Simon and Moelis agreed that Moelis would be entitled to either (i) a fixed $10 million engagement fee in the event a business combination transaction was effected with Stagwell, or (ii) 1% of the transaction value, in the event a business combination transaction was effected with a counterparty other than Stagwell.
On July 10, 2020, DLA Piper delivered a draft mutual nondisclosure agreement (the “Stagwell NDA”) to Freshfields Bruckhaus Deringer US LLP (“Freshfields”), counsel to Stagwell. The draft Stagwell NDA proposed to include each of MDC, Stagwell and Mark Penn as parties and included a “standstill” pursuant to which each of Stagwell and Mark Penn would agree to refrain from certain activities, including the acquisition of any securities or assets of MDC or any of its subsidiaries and the proposal of any tender or exchange offer involving MDC or any of its subsidiaries, for the two-year term of the Stagwell NDA plus an additional period of six months. Between July 10, 2020 and July 21, 2020, DLA Piper and Freshfields negotiated the terms of the Stagwell NDA.
On July 10, 2020, the Disinterested Senior Executives each signed an Undertaking. From and after July 10, 2020, in connection with their participation in due diligence, certain other members of management also signed Undertakings.
On July 12, 2020, the MDC Special Committee met to confirm the engagement of Moelis on the terms as negotiated. At the July 12, 2020 meeting of the MDC Special Committee, the MDC Special Committee formally adopted a protocol for external communication and reviewed a draft press release regarding engagement of Moelis and DLA Piper. The group also discussed the proposed Stagwell NDA and the need to maintain independence throughout the process.
On July 13, 2020, the MDC Special Committee entered into an engagement letter with Moelis to provide financial advice to the MDC Special Committee, which letter was subsequently amended on December 20, 2020.
On July 15, 2020, the Company issued a press release announcing that the MDC Special Committee had retained DLA Piper and Moelis, which was filed on a Form 8-K with the SEC.
On July 17 and July 18, 2020, DLA Piper and Freshfields discussed the proposed Stagwell NDA. The discussion focused on inclusion of a standstill provision, which had been deleted in a draft of the Stagwell NDA received by DLA Piper from Freshfields on July 14, 2019, the possible scope thereof and the length of any such restrictions and possible carve-outs thereto.
On July 19, 2020, the MDC Special Committee held a meeting with Moelis, DLA Piper and the Disinterested Senior Executives in attendance. Moelis presented on its suggested next steps for the MDC Special Committee as it engaged in its strategic alternatives review process. DLA Piper and the MDC Special Committee discussed the negotiation of the Stagwell NDA and legal issues related to inclusion of a standstill, the possible scope thereof and the length of any such restrictions and possible carve-outs thereto. The MDC Special Committee discussed the importance of insisting upon a standstill.
On July 21, 2020, each of MDC and Stagwell entered into the Stagwell NDA. Among other provisions, the executed Stagwell NDA includes a standstill pursuant to which Stagwell agreed to refrain from certain activities, including the acquisition of any securities or assets of MDC or any of its subsidiaries and the proposal of any tender or exchange offer involving MDC or any of its subsidiaries, until the earlier of (i) the twelve (12) month anniversary of the date of execution of the Stagwell NDA, and (ii) sixty (60) calendar days following the confirmation in writing by either Stagwell, the MDC Board or the MDC Special Committee that Stagwell and the MDC Special Committee have ceased to make progress in discussions regarding a possible business combination, subject to certain qualifications. The executed Stagwell NDA includes exceptions for, among other things, the exercise by Stagwell of its rights under any securities issued by MDC and the exercise of rights by Mark Penn in his capacity as an employee, officer or director of MDC. The executed Stagwell NDA also includes a “fall-away” provision providing that the standstill will cease to apply to Stagwell if, among other things, (i) MDC enters into a definitive agreement involving the acquisition of more than a majority of MDC’s outstanding equity securities or assets or (ii) a bona fide third party commences a tender or exchange offer that, if consummated, would result in the third party acquiring beneficial ownership of more than a majority of MDC’s voting securities and within ten (10) business days following the announcement of the tender or exchange offer, the MDC Board does not adopt a customary shareholder rights plan.
On July 22, 2020, DLA Piper received a draft term sheet in connection with the Proposed Transaction (the “Term Sheet”) from Freshfields. The draft Term Sheet proposed a business combination to be structured as an “Up-C” transaction, pursuant to which, consistent with the initial Stagwell Proposal, the pre-transaction MDC Canada Common Shareholders would own, without giving effect to the conversion of any MDC Canada Preferred Shares, 18.5% of the common equity of the Combined Company. The draft Term Sheet also proposed, among other things, (i) the entry by the parties into a tax receivables agreement pursuant to which the Combined Company would be required to make annual cash payments equal to 85% of certain income and franchise tax savings, to the extent realized by the Combined Company, in connection with the “Up-C” structure, (ii) the agreement by MDC to a customary non-solicitation provision for public company transactions, (iii) the potential acquisitions by Stagwell of certain outstanding equity interests of non-wholly-owned Stagwell Subject Entities prior to the Closing (with a reduction in Stagwell’s pro forma ownership of the Combined Company in the event such acquisitions were not consummated) (iv) the ability of Stagwell to cause Stagwell Marketing to make a one-time draw under the Stagwell Credit Agreement, and corresponding cash distribution to Stagwell (the “Special Distribution”), to the extent total “net debt” (which was not defined in the Term Sheet) of the Stagwell Subject Entities at the Closing was less than a specified “net debt” target, and (v) that prior to the closing of the proposed business combination the Company would have completed a redomiciliation from the federal jurisdiction of Canada to the State of Delaware.
On July 27, 2020, the MDC Special Committee held a meeting, which included the Disinterested Senior Executives, Moelis and DLA Piper. Moelis presented an overview of the Term Sheet. Thereafter, in an executive session, DLA Piper, Moelis and the MDC Special Committee had an extensive discussion on issues related to the Term Sheet and proposed suggested edits. Additionally, the group discussed process and certain tax analyses regarding the Proposed Transactions.
On July 30, 2020, Moelis, the Disinterested Senior Executives and DLA Piper discussed high priority diligence requests and the need to obtain tax analysis on the Proposed Transactions from MDC’s tax advisors.
Through the course of negotiations, from this point through December 21, 2020, each of the parties conducted business, legal and financial diligence on the other and, each of Stagwell and the Company provided the relevant parties access to an online data room. In connection with conducting their respective due diligence investigations, transaction structuring, the bondholder Consent Solicitation process, and investor communications, a number of meetings were also held between representatives of each of Stagwell, the Company, DLA Piper, Cleary, Freshfields, Moelis, Deloitte Canada, Kingsdale, Canaccord Genuity (following their engagement on November 6, 2020 as discussed below) and JPM, with the respective parties participating on an as-needed basis.).
On August 3, 2020, the MDC Special Committee, the Disinterested Senior Executives, Moelis, and DLA Piper held a call. Moelis provided an update on diligence and steps required to prepare a relative valuation of MDC’s businesses and Stagwell’s businesses. The group also discussed COVID-19’s impact on the respective businesses of the Company and Stagwell.

From August 6, 2020 through August 17, 2020, the MDC Special Committee, the Disinterested Senior Executives, Moelis, and DLA Piper held several meetings to discuss the preliminary Stagwell financial projections prepared by Stagwell management and provided by JPM and areas where further diligence needed to be conducted. During each of these meetings, DLA Piper and Moelis presented updates on the overall process and timeline for the Proposed Transactions as well the status of due diligence items.
On August 21, 2020, Moelis, DLA Piper and Cleary discussed tax considerations of various structuring alternatives with Stagwell, Freshfields, and JPM.
Between August 24, 2020 and August 31, 2020, the MDC Special Committee, the Disinterested Senior Executives, Moelis, and DLA Piper convened several meetings to review and discuss the Company’s financial projections, prepared by the Disinterested Senior Executives and relied upon by Moelis and the MDC Special Committee, and provide the MDC Special Committee with an opportunity to ask questions in respect of such projections. Mr. Penn also joined certain meetings, at the invitation of the MDC Special Committee, to provide his perspective on a number of assumptions underlying the respective financial projections prepared by the Company and Stagwell, including certain assumptions made by the Disinterested Senior Executives in preparing the Company projections. Mr. Penn also answered questions of the MDC Special Committee regarding his views on such assumptions and projections. In an executive session, the MDC Special Committee, Moelis and DLA Piper discussed the information and views provided by Mr. Penn, various tax structuring alternatives and the need to refine the financial projections and tax structuring analysis.
On September 7, 2020, the MDC Special Committee held a meeting with Moelis and DLA Piper (the “September 7 SC Meeting”). Moelis presented on the relative value of the respective businesses of the Company and Stagwell. DLA Piper presented an update on the overall process and timeline for the Proposed Transactions.
On September 13, 2020, the MDC Special Committee, Moelis, and DLA Piper held a meeting. Based on ongoing discussions between DLA Piper and Moelis since receipt of the Stagwell Proposal, DLA Piper delivered a presentation it prepared on the then current Term Sheet and open items contained therein (and alternative responses with respect thereto). DLA Piper discussed certain strategic considerations for the MDC Special Committee, including legal and structural issues with the Term Sheet, including the post-transaction ownership percentage of the Combined Company to be held by the MDC Canada Common Shareholders. Additionally, Mr. Simon provided the MDC Special Committee with the results of his various conversations to date with Mr. Penn regarding the Stagwell Proposal, including the requirement that, in order for the MDC Special Committee to continue negotiations with Stagwell, the 18.5% common equity ownership of the Combined Company offered to MDC Canada Common Shareholders needed to be significantly higher. The group also discussed alternatives with respect to the treatment of the Senior Notes and MDC Canada Preferred Shares in connection with the Proposed Transactions.
Later in the day on September 13, 2020, DLA Piper distributed a revised draft Term Sheet to Freshfields. The draft Term Sheet proposed a “double dummy” tax structure for the potential business combination and included a placeholder with respect to the pro forma ownership percentages of each of the MDC Canada Common Shareholder and Stagwell in the Combined Company. The draft Term Sheet also proposed a customary working capital adjustment with respect to the businesses of Stagwell and a 30-day upfront “go-shop” period during which MDC could actively solicit competing proposals prior to becoming subject to a customary non-solicitation provision. Furthermore, the draft Term Sheet proposed various governance rights following the consummation of the Proposed Transactions consisting of (i) membership of incumbent independent directors on the Combined Company Board and its committees, (ii) a standstill on Stagwell purchases of Combined Company capital stock without independent director authorization, (iii) Combined Company Board and/or minority stockholder voting requirements for certain corporate matters, including change-of-control transactions and related party transactions, (iv) restrictions on significant sales of the Combined Company capital stock by Stagwell and (v) ownership threshold “sunset” provisions for Stagwell-appointed members of the Combined Company Board.
On September 15, 2020, Freshfields sent a revised draft Term Sheet to DLA Piper, re-inserting the proposal for an “Up-C” transaction structure and deleting MDC’s proposal for a working capital adjustment and a “go shop” provision. The revised draft Term Sheet also replaced MDC’s proposed set of governance rights following the consummation of the Proposed Transactions with the following: (i) the appointment of three incumbent independent members of the Combined Company Board, to be selected jointly by the MDC Special Committee and Stagwell and to comprise the initial audit committee of the Combined Company, (ii) a requirement that a majority of the incumbent independent directors approve related party transactions involving Stagwell or its affiliates and (iii) the appointment of four Stagwell-appointed members of the Combined Company Board.
On September 16, 2020, various working group meetings between the legal and financial advisors of the parties were held to discuss the relevant considerations for each tax structuring alternative.
On September 21, 2020, the MDC Special Committee, the Disinterested Senior Executives, Moelis, and DLA Piper participated in a call to discuss the “Up-C” structure proposed by Stagwell in the latest draft of the Term Sheet and its advantages and considerations. DLA Piper provided updates on the Term Sheet and proposed responses that DLA Piper discussed with Moelis in advance of the meeting since the revised term sheet was received from Freshfields on September 15, 2020. DLA Piper revised the term sheet based on these discussions with the MDC Special Committee. DLA Piper and Moelis presented an update on the overall process and timeline for the Proposed Transactions.
On September 23, 2020, DLA Piper sent a revised draft of the Term Sheet to Freshfields, proposing changes to various governance rights, including (i) specifying that the incumbent independent directors of the Combined Company be selected solely by MDC, (ii) specifying that any modifications to the tax receivables agreement be considered a related party transaction and (iii) adding a covenant that any business combination between the Combined Company, on the one hand, and Stagwell or one of its affiliates, on the other hand, be subject to (A) the approval of a “majority of the minority” of the Combined Company’s stockholders and (B) the approval of an independent special committee of the Combined Company Board.
On September 25, 2020, Freshfields sent a revised draft of the Term Sheet to DLA Piper, proposing that the MDC Canada Common Shareholders own 25% of the common equity of the Combined Company and reducing to 80% the portion of the tax savings payable to Stagwell under the Tax Receivables Agreement. The revised Freshfields draft also provided that the minority protections applying to related party transactions involving Stagwell or its affiliates and business combinations between the Combined Company and Stagwell or its affiliates apply for only so long as Stagwell beneficially owned more than 10% of the voting stock of the Combined Company and had a director on the Combined Company Board.
On September 27, 2020, the MDC Special Committee, the Disinterested Senior Executives, Moelis, and DLA Piper held a meeting. DLA Piper provided an overview of the then current draft of the Term Sheet and open items and suggested alternatives for consideration by the MDC Special Committee. The group discussed the desire to increase the post-transaction ownership percentage of the Combined Company to be held by the MDC Canada Common Shareholders and provide for additional post-closing minority protections. At the time of the call, the post-transaction common equity ownership percentage of the Combined Company proposed in the Term Sheet to be held by the holders of MDC Canada Common Shares was 25.0%, which the group noted already represented a significantly increased ownership stake for the MDC Canada Common Shareholders as compared to Stagwell’s initial proposal. DLA Piper and Moelis presented an update on overall process and timeline.
Later in the day on September 27, 2020, DLA Piper sent a revised draft of the Term Sheet to Freshfields, proposing that the MDC Canada Common Shareholders own 28% of the common equity of the Combined Company and increasing to 85% the portion of the income and franchise tax savings realized by the Combined Company in connection with the “Up-C” structure that the Combined Company would be required to pay in cash annually to Stagwell. DLA Piper’s revised draft also provided that the minority protections applying to related party transactions involving Stagwell or its affiliates and business combinations between the Combined Company and Stagwell or its affiliates apply only for so long as Stagwell (i) owned more than 10% of the voting stock of the Combined Company, (ii) nominated directors constituting a majority of the Combined Company Board or (iii) had the right to appoint a majority of the Combined Company Board.
On October 2, 2020, Stagwell increased its previously proposed offer for the post-transaction common equity ownership percentage of the Combined Company to be held by the holders of MDC Canada Common Shares to 25.75%.

On October 2 and October 3, 2020, the MDC Special Committee held meetings with Moelis and DLA Piper. DLA Piper presented an update on the overall process and timeline of the Proposed Transactions. Moelis discussed the proposed post-transaction ownership percentage with the MDC Special Committee and DLA Piper, and the MDC Special Committee decided to formally request that Stagwell increase the post-transaction common equity ownership percentage of the Combined Company to be held by the holders of MDC Canada Common Shares to 26.0%. Following several conversations between Mr. Simon and Mark Penn, Stagwell agreed in principle to the MDC Special Committee’s request to increase the post-transaction common equity ownership percentage of the Combined Company to be held by the holders of MDC Canada Common Shares to 26.0%.
Later in the day on October 3, 2020, DLA Piper sent a revised draft of the Term Sheet reflecting the agreed in principle equity ownership percentages in the Combined Company.
On October 5, 2020, Cleary sent an initial legal due diligence request list to Freshfields. Throughout the rest of October 2020 and November 2020, Cleary conducted an extensive legal due diligence process with respect to the Stagwell Subject Entities, including having (i) a call with representatives of Stagwell, Freshfields, and a professional services firm (the “Advisory Firm”) on October 28, 2020 regarding employee benefits and labor matters, (ii) a call with representatives of Stagwell and Freshfields on October 29, 2020 regarding data privacy and intellectual property matters, (iii) a call with representatives of Stagwell and Freshfields on November 11, 2020 regarding general legal matters, and (iv) two diligence calls with representatives of Stagwell and Freshfields on November 20, 2020 regarding matters related to certain non-wholly owned Stagwell Subject Entities.
On October 6, 2020, each of the Company and Stagwell issued a press release, announcing that a preliminary, non-binding agreement in principle (the “Agreement in Principle”) had been reached between them with respect to the Proposed Transactions, which remained subject to completion of each party’s due diligence investigation and negotiation of the terms of the required definitive agreements. The Company separately filed a Form 8-K with the SEC regarding the issuance of the press release with respect to the Agreement in Principle.
On October 6, 2020, Stagwell filed an amendment to its previously filed Schedule 13D in respect of the securities of the Company and an Early Warning Report under Canadian securities laws, each of which attached a copy of Stagwell’s press release regarding the Agreement in Principle and included disclosure regarding the proposed equity ownership levels of the Combined Company as well as the contemplated “Up-C” structure for the Proposed Transactions.
On October 8, 2020, Freshfields sent an initial legal due diligence request list to Cleary. Throughout the rest of October 2020 and November 2020, Freshfields conducted legal due diligence on MDC and its subsidiaries, including having calls on each of November 11, 2020 and November 15, 2020 with representatives of MDC and Cleary regarding general legal matters.
On October 11, 2020, Freshfields sent an initial draft of the Transaction Agreement to DLA Piper. The draft Transaction Agreement reflected the terms of the draft Term Sheet, dated as of October 3, 2020, including a non-solicitation provision permitting MDC to respond, subject to certain limitations, to unsolicited proposals received from third parties following the signing of the definitive Transaction Agreement. The draft Transaction Agreement also proposed a termination fee equal to 3.5% of the equity value of MDC, which would be payable by MDC in the event that, among other situations, (i) the Transaction Agreement was terminated by Stagwell as a result of a breach in any material respect by MDC of its non-solicitation obligations (a “MDC Non-Solicitation Breach Termination Fee Event”) or (ii) the Transaction Agreement was terminated as a result of (A) (1) a failure to consummate the Proposed Transactions by a specified “outside” date, (2) a specified breach by MDC of its representations, warranties or obligations under the Transaction Agreement or (3) a failure to obtain the Required Shareholder Approvals, (B) a proposal for an alternative transaction had been made to the MDC Board or MDC Special Committee as of the time of the termination and not withdrawn and (C) within a period of 18 months following the termination (the “Tail Period”), MDC entered into an alternative transaction (each such event, a “Tail Period Termination Fee Event”). From on or about this date through the execution of the Transaction Agreement and ancillary documents on December 21, 2020, the working group of financial and legal advisors convened frequently throughout each week for status calls to review the timeline, status and structuring of the Proposed Transactions, in addition to the various calls held by the MDC Special Committee.
In mid-October, DLA Piper, on behalf of the MDC Special Committee, obtained various fee proposals from Canadian investment banks in connection with the preparation of a “formal valuation” pursuant to MI 61-101 in connection with the Proposed Transactions (the “Valuation Proposals”), and engaged in discussions with Mr. Simon, on behalf of the MDC Special Committee, in respect of such Valuation Proposals.
On October 18, 2020, the MDC Special Committee reviewed the initial draft of the Transaction Agreement with its financial and legal advisors and considered its strategic response to each open item. At this meeting, the MDC Special Committee discussed the Valuation Proposals that the MDC Special Committee received and, it was determined that Canaccord Genuity would be engaged to provide a formal valuation and an independent fairness opinion to the MDC Special Committee, and authorized Mr. Simon to further discuss and negotiate the terms of the proposal from Canaccord Genuity. DLA Piper also advised the MDC Special Committee on the anticipated scope of the “interested parties” for purposes of MI 61-101 and the scope of the formal valuation (as defined in MI 61-101) required to be obtained in connection with the Proposed Transactions. The MDC Special Committee also engaged Moelis as consent solicitation agent in connection with the Consent Solicitation (with respect to the Company’s Senior Notes).
Later in the day on October 18, 2020, Freshfields sent DLA Piper a draft of the Tax Receivables Agreement. From that date through the execution of the Transaction Agreement on December 21, 2020, the parties continued to exchange drafts and negotiate the terms of the Tax Receivables Agreement and various other ancillary documents.
From October 18, 2020 through October 27, 2020, various telephonic meetings were held among the parties with respect to negotiating various issues and workstreams.
On October 24, 2020, DLA Piper sent Freshfields an updated draft of the Transaction Agreement which, among other things, inserted a placeholder for the value of the termination fee, reduced the Tail Period from 18 to 12 months, deleted the MDC Non-Solicitation Breach Termination Fee Event and limited the application of the Tail Period Termination Fee Event solely to circumstances where the termination of the Transaction Agreement resulted from a failure to obtain the Required Shareholder Approvals. The draft Transaction Agreement also included a requirement that Stagwell acquire all outstanding equity interests (the “Stagwell Minority Interests”) of the non-wholly-owned Stagwell Subject Entities and deleted the mechanic whereby Stagwell’s pro forma ownership of the Combined Company would be reduced in the event such acquisitions had not been fully consummated as of the Closing (the “Minority Interest Adjustment Mechanism”). The draft Transaction Agreement also revised the definition of “net debt” employed as the basis for calculating the amount of the Special Distribution to, among other things, include contingent consideration amounts payable under Stagwell Incentive Plans and not provide credit for the book value of certain unconsolidated equity interests held by the Stagwell Subject Entities. Furthermore, the draft Transaction Agreement included an express obligation of the Combined Company to assume all pre-closing tax liabilities of MDC, including with respect to the Redomiciliation (the “Pre-Closing Tax Indemnity”).
On October 27, 2020, the MDC Special Committee, Moelis, and DLA Piper held a call to review the status of negotiations and open items on the transaction documents and discussed proposed responses with respect thereto.
On October 28, 2020, DLA Piper sent Freshfields an initial draft of the A&R OpCo LLC Agreement. Among other provisions, the draft A&R OpCo LLC Agreement included (i) a “lock-up” period of one year from the consummation of the Proposed Transactions on exchanges by Stagwell of its OpCo Common Units, together with Combined Company Class C Common Shares, for Combined Company Class A Common Shares (such interests, “Paired Interests” and such exchanges, “Paired Interest Exchanges”) and (ii) certain volume restrictions on any Paired Interest Exchanges by Stagwell, once permitted.
On October 28, 2020, Freshfields sent DLA Piper initial drafts of the Registration Rights Agreement and Information Rights Letter Agreement. From that date through the execution of the Transaction

Agreement on December 21, 2020, the parties continued to exchange drafts and negotiate the terms of each of the Registration Rights Agreement and Information Rights Letter Agreement and various other ancillary documents.
On October 30, 2020, Freshfields sent DLA Piper a revised draft of the Transaction Agreement, which, among other things, (i) made optional the requirement for Stagwell to acquire the Stagwell Minority Interests and reinserted the Minority Interest Adjustment Mechanism, (ii) proposed certain revisions to narrow the definition of “net debt” and reinserted the provision that Stagwell receive credit for the book value of unconsolidated equity interests of the Stagwell Subject Entities, (iii) generally reinserted Stagwell’s initial proposal with respect to an MDC Non-Solicitation Breach Termination Fee Event and Tail Period Termination Fee Event, while accepting MDC’s proposal for a twelve-month Tail Period, and (iv) deleted the concept of the Pre-Closing Tax Indemnity.
On November 6, 2020, the MDC Special Committee entered into an engagement letter with Canaccord Genuity pursuant to which Canaccord Genuity agreed to prepare the Formal Valuation and to provide a fairness opinion. The preparation of the Formal Valuation was overseen by the MDC Special Committee.
On November 13, 2020, the Advisory Firm delivered to the MDC Special Committee a draft quality of earnings report with respect to the Stagwell Subject Entities (the “Initial Draft QoE Report”). The Advisory Firm continued conducting detailed financial diligence with respect to the Stagwell Subject Entities, and delivered subsequent drafts of the report to the MDC Special Committee on December 3, 2020 and December 4, 2020 (together with the Initial Draft QoE Report, the “Draft QoE Report”).
On November 22, 2020, the MDC Special Committee, Mr. Lanuto and Mr. Ross (from and after the date of Mr. Mirsky’s departure from MDC on September 30, 2020, the “Disinterested Senior Executives”), Moelis, and DLA Piper held a call to review the status of negotiations and open items. The group also discussed the status of the Consent Solicitation and approach to the MDC Canada Series 4 Shares and related negotiations with BSPI in respect of the subject matter of the Goldman Letter Agreement, including how to best facilitate the progress in the negotiations with Mr. Gross.
On November 25, 2020, Freshfields sent DLA Piper a revised draft of the A&R OpCo LLC Agreement, which, among other things, deleted the lock-up period and all volume restrictions for Paired Interest Exchanges.
On December 5, 2020, December 9, 2020 and December 13, 2020, the MDC Special Committee had meetings with the Disinterested Senior Executives, Moelis, and DLA Piper to review, among other topics, the Draft QoE Report and the update to the financial projections on Stagwell prepared by the Disinterested Senior Executives as a result of recent data and underlying changes to Stagwell’s business, including revised expectations regarding acquisitions by Stagwell of Stagwell Minority Interests. The group evaluated impacts to EBITDA and performance of Stagwell’s businesses compared thereto and discussed open items on the Transaction Agreement and ongoing discussions between relevant law firms. The group also discussed alternatives to obtaining consent from BSPI and status of the Goldman Letter Agreement. With respect to the Consent Solicitation, the group focused on timing, noting the need to “wall cross” the Senior Notes holders through the execution of non-disclosure agreements with certain holders with respect to the Proposed Transactions (i.e., in order to enter into consent and support agreements with holders of more than 50% of the aggregate principal amount of the Senior Notes to consent to the necessary waivers and amendments in the Consent Solicitation, the Company would need to inform such holders about the Proposed Transactions, and until the material non-public information about the Proposed Transactions was publicly disclosed, such holders would be restricted in trading the Company’s securities). DLA Piper discussed the transaction documents and open items, including providing updates regarding the proposed equity split, the minority protections and other material items with respect to the transaction documents. Also, at the December 9, 2020 meeting, MDC’s revised financial forecasts for MDC and the Stagwell Subject Entities (the “Revised Forecasts”) were presented to the MDC Special Committee, following which the MDC Special Committee authorized the use by Moelis and Canaccord Genuity of the Revised Forecasts in their respective financial analyses.
On December 6, 2020, DLA Piper sent Freshfields a revised draft of the Transaction Agreement, which, among other things, (i) included additional categories of line items in the calculation of “net debt”, including prepayment fees relating to the Special Distribution, (ii) maintained the Minority Interest Adjustment Mechanism, (iii) included a mutual closing condition relating to receipt of approval under the Investment Canada Act, (iv) limited the application of the Tail Period Termination Fee Event solely to circumstances where the termination of the Transaction Agreement resulted from a failure to obtain the Required Shareholder Approvals and (v) reinserted the concept of the Pre-Closing Tax Indemnity.
On December 6, 2020, DLA Piper also sent Freshfields a revised draft of the A&R OpCo LLC Agreement, which, among other things, re-inserted the one-year lock-up period and previously proposed volume restrictions for Paired Interest Exchanges.
On December 12, 2020, Freshfields sent DLA Piper a revised draft of the Transaction Agreement, which generally revised the definition of “net debt” to consist, subject to certain qualifications, of (i) the sum of indebtedness under the Stagwell Credit Agreements and the book value of earnout and contingent consideration obligations at the Stagwell Subject Entities, less (ii) the sum of cash and cash equivalents (other than restricted cash) at the Stagwell Subject Entities and the book value of any unconsolidated equity interests of the Stagwell Subject Entities. The revised draft Transaction Agreement also (A) included the Minority Interest Adjustment Mechanism and a similar mechanism for reducing Stagwell’s pro forma ownership of the Combined Company in the event that certain Stagwell Incentive Awards specified on a scheduled were not extinguished prior to the Closing, (B) expanded the Tail Period Termination Fee Event to apply to circumstances where the Transaction Agreement was terminated as a result of a specified breach by MDC of its representations, warranties or obligations under the Transaction Agreement and (C) proposed that the Pre-Closing Tax Indemnity apply only to liabilities of MDC exceeding a specified fixed amount.
On December 14, 2020, Freshfields sent DLA Piper a revised draft of the A&R OpCo LLC Agreement, which, among other things, deleted the lock-up period and all volume restrictions for Paired Interest Exchanges.
On December 17, 2020, the MDC Special Committee, the Disinterested Senior Executives, Moelis, and DLA Piper participated in a call. Moelis presented its updated financial analysis, which summarized certain changes since the September 7 SC Meeting, in order to provide the MDC Special Committee with time to review the information and ask questions before Moelis was to deliver its fairness opinion. After considering the updated financial analysis and other relevant factors, the MDC Special Committee determined to proceed with the transaction on the terms previously discussed. Subsequent to this presentation, Moelis updated the group on discussions with holders of the Senior Notes. Following the presentation, the group also discussed the status of the discussions with BPSI (regarding the Goldman Letter Agreement). DLA Piper provided an update on process and open items with respect to the Proposed Transactions.
On the morning of December 18, 2020, the MDC Special Committee, DLA Piper and Canaccord Genuity held a call. Canaccord Genuity provided a preliminary overview of the results of its formal valuation as well as the assumptions and considerations underlying its proposed fairness opinion. This presentation did not constitute the formal valuation or fairness opinion but was a preview of expectations for the ultimate formal valuation and fairness opinion. The MDC Special Committee had an opportunity to review and discuss the information provided by Canaccord Genuity at this meeting of the MDC Special Committee.
On December 18, 2020, DLA Piper sent Freshfields a revised draft of the Transaction Agreement, which, among other things, (i) reinserted the proposal that the Pre-Closing Tax Indemnity apply only to liabilities of MDC exceeding a specified fixed amount, which was specified as CAD$25 million, and (ii) proposed that the termination fee also be payable in the event MDC failed to provide evidence to Stagwell in a specified timeframe of the adoption and approval of the MDC Delaware Board Approval, as further described in the section titled “The Transaction Agreement — Conditions to the Completion of the Proposed Transactions”.
On December 18, 2020, DLA Piper also sent Freshfields a revised draft of the A&R OpCo LLC Agreement, which, among other things, re-inserted the lock-up period and previously proposed volume restrictions for Paired Interest Exchanges but limited the lock-up period to six months.
On December 18, 2020 and December 19, 2020, the MDC Special Committee had meetings with the Disinterested Senior Executives, DLA Piper and Moelis. Moelis and DLA Piper provided an update on the

Proposed Transactions and open items. The group discussed negotiations with Stagwell on various transaction documents, the Goldman Letter Agreement and approach to the Senior Notes.
On the morning of December 20, 2020, Moelis, DLA Piper, the Disinterested Senior Executives and the MDC Special Committee held a call to discuss status and open items, and several subsequent calls were convened throughout the day.
During the course of the day on December 20, 2020, there were ongoing negotiations between MDC, Stagwell and their respective advisors regarding whether to fix the specific number of Stagwell OpCo Units and Stagwell Class C Shares to be issued to Stagwell in exchange for the Stagwell Contribution or whether to fix the post-transaction ownership percentage of the Combined Company to be held by the MDC Canada Common Shareholders. It was ultimately decided to fix the number of Stagwell OpCo Units and Stagwell Class C Shares at 216,250,000 (which implied a post-transaction common equity ownership percentage of the Combined Company to be held by the MDC Canada Common Shareholders of approximately 26%).
On December 20, 2020, Freshfields sent DLA Piper a revised draft of the A&R OpCo LLC Agreement, which, among other things, included a six-month lock-up period for Paired Interest Exchanges but deleted all volume restrictions for Paired Interest Exchanges. Through the execution of the Transaction Agreement on December 21, 2020, the parties continued to exchange drafts and negotiate the terms of the A&R OpCo LLC Agreement.
Late in the day on December 20, 2020, MDC’s advisors sent Freshfields a revised draft of the Transaction Agreement, which, among other things, deleted Stagwell’s proposal that the Pre-Closing Tax Indemnity apply only to liabilities above a specified fixed amount.
During the evening of December 20, 2020 and early morning of December 21, 2020, various telephonic meetings were held among the parties with respect to various issues and workstreams, and the parties continued to exchange drafts and negotiate the terms of the Transaction Agreement.
On the morning of December 21, 2020, the MDC Special Committee had a meeting with certain Disinterested Senior Executives, DLA Piper, Moelis and Canaccord Genuity present, to consider the Proposed Transactions, the draft Transaction Agreement and Ancillary Agreements, to receive the advice of its legal and financial advisors, to receive an update on legal due diligence and other relevant matters, and to consider other factors relevant to the Proposed Transactions. During the meeting, (i) Moelis presented to the MDC Special Committee its financial analyses and oral fairness opinion, which opinion was subsequently confirmed in writing, and (ii) Canaccord Genuity rendered to the MDC Special Committee an oral formal valuation and fairness opinion, which was subsequently confirmed in writing by delivery of a separate written formal valuation and fairness opinion. DLA Piper provided further guidance on the duties of the MDC Special Committee with respect to the Proposed Transactions, including in respect of the consideration of the benefits and interests to be received by the “interested parties” for purposes of MI 61-101. For further details on the Moelis Opinion and Canaccord Genuity Opinion and Formal Valuation, and factors reviewed by the MDC Special Committee in approving the Transaction Agreement and Proposed Transactions, see “The Proposed Transactions — Opinion of Moelis” and “The Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation,” respectively.
The MDC Special Committee, with the full and exclusive power and authority to review strategic alternatives available to the Company, (i) resolved that it is in the best interests of the Company and the MDC Canada Shareholders (other than the Interested Shareholders), and declared it advisable, to recommend that the Company enter into the Transaction Agreement and consummate the Proposed Transactions; (ii) recommended that the MDC Board approve the execution, delivery and performance by the Company of the Transaction Agreement and the consummation of the Proposed Transactions; and (iii) subject to the MDC Board approving the execution, delivery and performance by the Company of the Transaction Agreement and the consummation of the Proposed Transactions, recommended to the MDC Board that it recommend the MDC Canada Shareholders approve the resolutions necessary to implement the Proposed Transactions. Shortly thereafter, the MDC Board convened and, acting on MDC Special Committee’s recommendation, the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who abstained from voting on, or participating in any deliberations with respect to, the Proposed Transactions) unanimously (i) determined that it is in the best interests of MDC and the MDC Canada Shareholders (other than the Interested Shareholders) to enter into the Transaction Agreement and consummate the Proposed Transactions, (ii) approved the execution, delivery and performance by MDC of the Transaction Agreement and the Ancillary Agreements and the consummation of the Proposed Transactions and (iii) resolved to recommend that the MDC Canada Shareholders vote for the Transaction Proposals. MDC Canada Shareholders are urged to read the sections titled “The Proposed Transactions — MDC’s Reasons for the Proposed Transactions” and “The Proposed Transactions — Risks of the Proposed Transactions” for a discussion of the MDC Board’s view of the reasons and risks regarding the Proposed Transactions.
The Transaction Agreement was executed and delivered on December 21, 2020.
On December 21, 2020, the Company issued a press release announcing the Company’s entry into the Transaction Agreement and filed such press release on a Form 8-K with the SEC along with an investor presentation.
On December 22, 2020, the Company filed a Form 8-K with the SEC, and Stagwell filed an Early Warning Report under Canadian securities laws (which was followed by an amendment to Schedule 13D on December 23, 2020), to provide additional information about the Proposed Transactions, including filing the Transaction Agreement, the Goldman Letter Agreement and Form of Consent and Support Agreement to be entered into with holders of more than 50% of the aggregate principal amount of its Senior Notes in connection with the Consent Solicitation.
Recommendation of the MDC Special Committee
As discussed above, on June 26, 2020, following the MDC Board’s receipt of the Stagwell Proposal, the MDC Board, due to various relationships and roles that existed among certain directors, officers and shareholders of the Company and Stagwell, determined that it was advisable and in the best interests of the Company and the MDC Canada Shareholders to establish the MDC Special Committee, consisting only of independent directors, to consider, negotiate and review any definitive agreements with Stagwell with respect to a potential business combination transaction. The MDC Board delegated full and exclusive power and authority to the MDC Special Committee to review strategic alternatives available to the Company, including maintaining the status quo, and tasked the MDC Special Committee with, among other things, considering, reviewing, evaluating and, if the MDC Special Committee deemed it appropriate, (A) negotiating the terms and conditions of a potential transaction with Stagwell, and (B) retaining independent legal and financial advisors to assist the MDC Special Committee in relation to any of the foregoing.
The MDC Special Committee, at its meeting on December 21, 2020, after consultation with the Disinterested Senior Executives, its financial and legal advisors and MDC’s financial and legal advisors, and after having taken into account the Moelis Opinion and the Canaccord Genuity Opinion and Formal Valuation and such other matters as it considered relevant, including the factors set out below under the heading “MDC’s Reasons for the Proposed Transactions,” unanimously determined to recommend to the MDC Board that it approve and authorize the Company to enter into the Transaction Agreement and recommend to MDC Canada Shareholders that they vote FOR the Transaction Proposals.
Recommendation of the MDC Board
The MDC Board, after consultation with the Disinterested Senior Executives, its legal advisors and having taken into account the unanimous recommendation of the MDC Special Committee and the MDC Special Committee’s receipt of both the Moelis Opinion and the Canaccord Genuity Opinion and Formal Valuation, unanimously (with the Interested Directors abstaining) (i) determined that it was in the best interests of MDC and the MDC Canada Shareholders (other than the Interested Shareholders) to enter into the Transaction Agreement and consummate the Proposed Transactions, (ii) approved the execution, delivery and performance by MDC of the Transaction Agreement and the Ancillary Agreements and the consummation of the Proposed Transactions and (iii) resolved to recommend that the MDC Canada Shareholders vote for the Proposals. Accordingly, the MDC Board (with the Interested Directors abstaining ) unanimously recommends that MDC Canada Shareholders vote FOR each of the Transaction Proposals. Additionally, the MDC Board (with the Interested Directors abstaining) unanimously recommends that MDC Canada Shareholders vote FOR the Compensation Proposal.

MDC’s Reasons for the Proposed Transactions
The following discussion of the information and factors considered by the MDC Special Committee and the MDC Board contains statements that are forward-looking in nature. This information should be read in light of the factors described in “Cautionary Statement Regarding Forward-Looking Statements.”
MDC Special Committee
In evaluating the Proposed Transactions, the Transaction Agreement and the Ancillary Agreements, and in reaching its determinations and making its recommendations, the MDC Special Committee consulted with the Disinterested Senior Executives and its legal and financial advisors, and gave careful consideration to the current and expected future financial position of MDC and all terms of the Transaction Agreement and the Ancillary Agreements.
The MDC Special Committee considered a number of factors including, among others, the following:
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Moelis Opinion. The MDC Special Committee retained Moelis as its financial advisor in respect of, among other things, the Proposed Transactions and all matters related to the negotiation of a potential transaction with Stagwell. Moelis delivered an oral opinion (which was subsequently confirmed in writing) to the MDC Special Committee that, from a financial point of view, as of December 21, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the Moelis Opinion, the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions was fair to the holders of MDC Canada Common Shares (other than the Interested Shareholders).

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Canaccord Genuity Opinion and Formal Valuation. The MDC Special Committee received an independent formal valuation required to be obtained in connection with the Proposed Transactions pursuant to MI 61-101, along with a fairness opinion that, as of December 21, 2020 and based upon and subject to the qualifications, limitations and assumptions set forth therein, and such other matters as Canaccord Genuity considered relevant, (i) the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), with such opinion assuming, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares; (ii) the fair market value of the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (iii) the fair market value of the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion.

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Transaction Agreement. The MDC Special Committee reviewed and negotiated the proposed Transaction Agreement and Ancillary Agreements and considered the independent legal advice of DLA Piper and such other matters as the MDC Special Committee deemed necessary or advisable in order to provide a recommendation to the MDC Board in respect of the Transaction Agreement and the Proposed Transactions.

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Prior MDC Strategic Review and Public Nature of the Stagwell Proposal. The MDC Special Committee considered the fact that prior to receipt of the Stagwell Proposal, the Company had recently conducted a robust and comprehensive strategic review process that took place over approximately seven months and involved outreach by the Company’s financial advisors at the time to not less than 34 third parties, which process resulted in no final or binding offers for an acquisition of, or investment in, the Company from any party other than Stagwell. Relatedly, the MDC Special Committee also considered the fact that following Stagwell’s public announcement of its proposal on June 26, 2020, putting other potential third-party bidders on notice of a possible transaction, no third-party had come forward during the approximately six-month period after publication of the Stagwell Proposal and prior to entry into the Transaction Agreement on December 21, 2020 to make a competing offer, and that as a result, it was unlikely that a competing proposal was likely to be made on terms as attractive as those negotiated with Stagwell.

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Previous Stagwell Strategic Review and Stagwell’s Communicated Position to Not Support Alternative Transaction. In connection with the Stagwell 2019 Sale Process, Stagwell indicated that only one participant had expressed an interest in a transaction involving MDC and the 2019 Special Committee declined to engage in negotiations with such person. The lack of interested bidders in these prior exchanges led the MDC Special Committee to conclude that it was unlikely that a competing proposal was likely to be made on terms as attractive as those negotiated with Stagwell. The MDC Special Committee also noted Stagwell’s statement in the Stagwell Proposal that Stagwell, in its capacity as an existing holder of MDC Canada Shares, was not prepared to support, consent to or vote in favor of an alternative transaction by the Company, including an alternative business combination or sale transaction.

For further discussion of the Moelis Opinion and the Canaccord Genuity Opinion and Formal Valuation, see “The Proposed Transactions — Opinion of Moelis” and “The Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation,” respectively.
In addition to the deliberations and review noted above, the MDC Special Committee discussed certain matters with the Disinterested Senior Executives and other members of the MDC Board, as well as its financial and legal advisors, and considered a number of factors (not in any relative order of importance) that supported the MDC Special Committee’s determination and recommendation in favor of the Proposed Transactions, including:
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Shareholder Approval and Protection of Minority Interest: The Proposed Transactions are conditioned on receipt of the Required Shareholder Approvals. The Required Shareholder Approvals are protective of the rights of the MDC Canada Shareholders. The Redomiciliation Proposal and Business Combination Proposal require the affirmative vote of (i) at least two-thirds of the votes cast on such proposals, virtually or by proxy by the MDC Canada Shareholders, voting together as a single class, and (ii) at least a majority of the votes cast on such proposals, virtually or by proxy by the MDC Canada Shareholders, excluding the votes attached to MDC Canada Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, with each class of MDC Canada Shares voting separately as a class.

•
Corporate Governance Protections. The Transaction Agreement contains various corporate governance provisions that provided protections for the MDC Canada Shareholders, including:

•
The Continuing Independent Directors will serve as directors on the Combined Company Board and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions.

•
The Combined Company’s audit committee will be comprised exclusively of the Continuing Independent Directors.

•
During the Restricted Period, the Transaction Agreement generally will prohibit the Combined Company from entering into (i) certain related party transactions without the approval of a majority of the independent directors serving on the Combined Company Board and (ii) any proposed business combinations involving Stagwell or its affiliates without (A) the approval of Combined Company Shareholders representing a “majority of the minority” of the voting power of the Combined Company and (B) the creation of a special committee of independent directors with authority similar to that of the MDC Special Committee.

•
Alternative Proposal. The Transaction Agreement does not prevent a third party from making an unsolicited Alternative Proposal, and subject to compliance with the terms of the Transaction Agreement, at any time prior to receipt of the Required Shareholder Approvals, each of the MDC Special Committee and the MDC Board is not precluded from considering and responding to an unsolicited Alternative Proposal that the MDC Special Committee or the MDC Board, as applicable, determines in its good faith judgment, after consultation with its financial advisor and outside legal counsel, is or is reasonably likely to lead to a Superior Proposal, as further described under “The Transaction Agreement.”

•
Goldman Letter Agreement. On December 21, 2020, MDC and BSPI entered into the Goldman Letter Agreement, pursuant to which, among other things, BSPI consented to the Proposed

Transactions and agreed to vote its MDC Canada Series 4 Shares in favor of the Transaction Proposals, subject to entry with MDC into a definitive agreement reflecting revised terms of MDC’s issued and outstanding MDC Canada Series 4 Shares.
•
Consent by Holders of Senior Notes: On December 21, 2020, MDC entered into separate consent and support agreements with holders of more than 50% of the aggregate principal amount of the Senior Notes.

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Limited conditions and requirements for completion of the Proposed Transactions. The obligation of Stagwell to complete the Proposed Transactions is subject to a limited number of conditions, which the MDC Special Committee believes are reasonable under the circumstances.

•
Dissent Rights. Registered MDC Canada Shareholders who do not vote in favor of the Redomiciliation Proposal will have the right to exercise Dissent Rights and be paid fair value by MDC for all, but not less than all, of the MDC Canada Shares beneficially owned by each such registered MDC Canada Shareholder pursuant to the proper exercise of Dissent Rights in accordance with the CBCA. See “Dissenters’ and Appraisal Rights — Dissenters’ Rights.”

•
Appraisal Rights. Appraisal rights will be available to holders of MDC Canada Class B Common Shares and MDC Canada Preferred Shares in connection with the MDC Merger only under the circumstances set forth in Section 262 of the DGCL and subject to their compliance with the requirements of Section 262. See “Dissenters’ and Appraisal Rights — Appraisal Rights.”

•
Additional Factors: The MDC Special Committee also considered the following additional factors (i) the Stagwell 2019 Sale Process and the MDC Board and MDC Special Committee’s broader consideration of strategic alternatives in 2018 and 2019, (ii) the historical stock prices of MDC and the business outlook, (iii) the extensive due diligence review of the businesses of the Stagwell Subject Entities, (iv) the negotiated increase in the pro forma ownership of the pre-transaction MDC Canada Shareholders from the initial terms of the Stagwell Proposal, (v) the consideration adjustment mechanisms relating to the Stagwell Restructuring and (vi) the negotiation of a lock-up period on Stagwell’s ability to effect a Paired Interest Exchange.

The MDC Special Committee also considered certain countervailing factors in its deliberations concerning the Proposed Transactions, including:
•
the risk that the Redomiciliation may give rise to significant Canadian corporate tax;

•
the risks related to the public announcement of the Proposed Transactions, including MDC’s and Stagwell’s ability to attract and retain key personnel during the pendency of the transactions contemplated by the Transaction Agreement and the potential effect on MDC’s and Stagwell’s continuing business relationships with business partners and customers;

•
the risks to MDC if the Proposed Transactions are announced and not completed, including the costs to MDC in pursuit of the Proposed Transactions, the diversion of management’s attention away from conducting the MDC’s business in the ordinary course, the potential impact on the MDC’s current business relationships (including with current and prospective employees, suppliers and industry partners) and the trading price of the MDC Canada Class A Common Shares and the market’s perceptions of MDC’s prospects;

•
transactional risks, including, among others:

•
that there is no certainty that all conditions precedent to effecting the Proposed Transactions will be satisfied or waived, and failure to complete the Proposed Transactions could negatively impact the market price of the MDC Canada Class A Common Shares;

•
the conditions to Stagwell’s obligation to complete the Proposed Transactions and Stagwell’s right to terminate the Transaction Agreement in certain circumstances;

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the requirement that MDC pay Stagwell a termination fee if it (or Stagwell, as applicable) terminates the Transaction Agreement due, among other scenarios, to MDC accepting an Alternative Proposal and concurrently entering into an Acquisition Agreement or the MDC Board changing its recommendation with respect to the Proposed Transactions; and

•
limitations imposed by (i) the non-solicitation provisions and (ii) the interim operating covenants on the conduct of the Company’s business.

•
the effects of the COVID-19 pandemic and the challenges resulting therefrom, including the potential impact on MDC’s and Stagwell’s operations, and the impact on their customers, suppliers and other stakeholders;

•
the possibility that the increased revenues, cost savings and synergies expected to result from the Proposed Transactions would fail to materialize or may not be realized within the expected time frame;

•
the risk that the Proposed Transactions and the integration process may divert management attention and resources away from other strategic opportunities and from operational matters;

•
the risk that the Proposed Transactions may not be completed in a timely manner or at all and the potential adverse consequences, including substantial costs that would be incurred and potential damage to the Company’s reputation, if the Proposed Transactions are not completed;

•
the risks inherent in requesting regulatory approval from government agencies in multiple jurisdictions, as more fully described in the section entitled “Regulatory Approvals”;

•
the complexity of the “Up-C” transaction structure which may be difficult for MDC Canada Shareholders to understand;

•
that the Proposed Transactions, in particular the Up-C structure and the Tax Receivables Agreement, may make the Combined Company less attractive to potential acquirors due to the amounts that would be payable to Stagwell in certain change of control transactions pursuant to the Tax Receivables Agreement;

•
the lack of a formal sales process in the context of the negotiation with Stagwell;

•
the fact that final audited financial statements of the Stagwell Subject Entities were not available at the time of the signing of the Transaction Agreement;

•
the fact that Stagwell’s auditor identified material weaknesses in Stagwell’s internal control over financial reporting; and

•
other risks of the type and nature described in the section entitled “Risk Factors.”

The foregoing discussion of the factors considered by the MDC Special Committee in connection with its determination and recommendation regarding the Transaction Agreement and the Proposed Transactions to the MDC Board is not intended to be exhaustive but is believed to include the material factors considered by the MDC Special Committee. The MDC Special Committee did not find it practicable to assign, and did not quantify, rank or otherwise assign, relative weights to the individual factors considered in reaching its determination and recommendation regarding the Transaction Agreement, and the Proposed Transactions. Rather, the MDC Special Committee made its determination and recommendation after consideration of all of the foregoing factors as a whole. In addition, individual members of the MDC Special Committee may have given different weight to different information and factors.
MDC Board
In evaluating the Proposed Transactions, the Transaction Agreement and the Ancillary Agreements, and in reaching its determinations and making its recommendations, the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) consulted with the Disinterested Senior Executives and its legal and financial advisors, and gave careful consideration to the recommendation of the MDC Special Committee and the current and expected future financial position of MDC and all terms of the Transaction Agreement and the Ancillary Agreements.
In reaching its determination and recommendation, the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) considered a number of factors, including the following factors (not in any relative order of importance):

•
Support of the MDC Special Committee. The MDC Board considered the MDC Special Committee’s analysis, conclusions and unanimous determination that the Transaction Agreement and the Proposed Transactions were in the best interests of MDC and the MDC Canada Shareholders (other than the Interested Shareholders), and the MDC Special Committee’s unanimous recommendation that the MDC Board (i) authorize, approve, adopt and declare advisable the Transaction Agreement, the Ancillary Agreements, and the Proposed Transactions, (ii) direct the adoption of the Transaction Agreement and the Ancillary Agreements and the approval of the Proposed Transactions be submitted to a vote at a meeting of MDC Canada Shareholders and (iii) recommend the MDC Canada Shareholders adopt the Transaction Agreement and the Ancillary Agreements and approve the Proposed Transactions.

•
Independence of MDC Special Committee. The MDC Board considered the fact that the MDC Special Committee is comprised only of independent directors. The MDC Board also considered the fact that, other than their interests described under “The Proposed Transactions — Interests of MDC’s Directors and Officers in the Proposed Transactions”, members of the MDC Special Committee do not have material interests in the Proposed Transactions that differ from, or are in addition to, those of MDC and the MDC Canada Shareholders.

•
Opinion of Financial Advisors. The MDC Board considered the fact that the MDC Special Committee received the fairness opinions of Moelis and Canaccord Genuity, financial advisors that it determined to be independent, as described above, which opinions are more fully described in the sections entitled “The Proposed Transactions — Opinion of Moelis” and “The Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation”.

The foregoing discussion of the factors considered by the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) in connection with its determination and recommendation on fairness of the Transaction Agreement, the Ancillary Agreements, and the Proposed Transactions to MDC is not intended to be exhaustive but includes the material factors considered by the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board withrespect to the Proposed Transactions). The MDC Board (other than Mark Penn, Charlene Barshefsky and BradleyGross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to theProposed Transactions) did not find it practicable to assign, and did not quantify, rank or otherwise assign, relative weights to the individual factors considered in reaching its conclusions as to the fairness of the Transaction Agreement, the Ancillary Agreements, and the Proposed Transactions. Rather, the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) made its determination and recommendation after consideration of all of the foregoing factors as a whole. In addition, individual members of the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) may have given different weight to different information and factors.
In considering the recommendation of the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) with respect to the Transaction Agreement, the Ancillary Agreements, and the Proposed Transactions, MDC Canada Shareholders should be aware that certain of MDC’s directors and executive officers have interests in the Proposed Transactions that may differ from, or be in addition to, those of MDC Canada Shareholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. These interests include, but are not limited to, the continued service of certain directors of MDC as directors of the Combined Company following the Proposed Transactions, the continued employment of all of MDC’s current executive officers as employees of the Combined Company, and the treatment in the Proposed Transactions of equity awards. The members of the MDC Special Committee and the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) were aware of these interests and considered them, among others, in their approval and adoption of the Transaction Agreement and the Proposed Transactions and

their recommendation that MDC Canada Shareholders adopt the Transaction Agreement and approve the Proposed Transactions.
Other Considerations
The Combined Company will be poised to deliver meaningful shareholder value creation, accelerated growth and enhanced services to clients. In contrast to MDC Canada continuing as a standalone company, The Combined Company will be poised to deliver meaningful shareholder value creation, accelerated growth and enhanced servicesto clients. In contrast to MDC Canada continuing as a standalone company, the Combined Company will bewell-positioned to become a leading marketing services company, with enhanced global scale and broadenedcapabilities:
•
Enhanced Shareholder Value. The Combined Company will accelerate growth and enhance shareholder value. The Combined Company will offer a comprehensive suite of complementary marketing and communications services to clients, significantly expanding in the areas of high-growth digital services and expertise as well assubstantial new capabilities across several disciplines and geographies, as compared to MDC as a standaloneentity.

•
Estimated Cost Synergies. Due to certain synergies described in “The Proposed Transactions - Estimated Cost Synergies,” the Combined Company is expected to achieve run-rate savings of approximately $30 million overtime, with approximately 90% of such savings expected to be realized within twenty-four months following theconsummation of the Proposed Transactions.

•
Lower Pro Forma Leverage. The Combined Company will also have an improved credit profile, decreasingits consolidated net leverage ratio from 4.2x to 3.4x, after giving full effect to the expected run-rate operational synergies.

•
Enhanced Scale. The Combined Company will be a top ten global integrated marketing services company. The Combined Company will have an expanded global scale, operating in 23 countries, and expanded media and data operations, managing $4.4 billion in media spend.

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Enhanced Growth Opportunities. The Combined Company will have a target of 5%+ annual organic growth, driven by 10-15% digital marketing growth and complementary capabilities, and a target of 9%+ total annual revenue growth including new products and acquisitions. The Combined Company will more than triple its concentration of high-growth digital offerings, with 32% of its business anticipated to be in the digital services sector. It is anticipated that the Combined Company will generate over $200 million of pro forma cash in 2021. The Combined Company will target growth to $3 billion+ in revenue in 2025, including acquisitions, organic growth and new products. In addition, the Combined Company will seek to develop new revenue streams by expanding its combined digital and technology products portfolios.

Opinion of Moelis
At the meeting of the MDC Special Committee on December 21, 2020 to evaluate and consider whether to approve the Transaction Agreement and the consummation of the Proposed Transactions, Moelis delivered an oral opinion to the MDC Special Committee, which was subsequently confirmed by delivery of a written opinion dated December 21, 2020 (the “Moelis Opinion”), as to the fairness, from a financial point of view, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, of the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions to the holders of MDC Canada Common Shares (other than the Interested Shareholders).
The full text of the Moelis Opinion, dated December 21, 2020, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Exhibit I to this Proxy Statement/Prospectus and is incorporated herein by reference. The Moelis Opinion was provided for the use and benefit of the MDC Special Committee (solely in its capacity as such) in its evaluation of the Proposed Transactions. The Moelis Opinion was limited solely to the fairness, from a financial point of view, of the Post-Transaction Ownership Percentage of the Combined

Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions to the holders of MDC Canada Common Shares (other than the Interested Shareholders) and does not address MDC’s underlying business decision to effect the Proposed Transactions or the relative merits of the Proposed Transactions as compared to any alternative business strategies or transactions that might be available to MDC. The Moelis Opinion does not constitute a recommendation as to how any holder of securities of MDC should vote or act with respect to the Proposed Transactions or any other matter.
In arriving at its opinion, Moelis, among other things:
•
reviewed certain publicly available business and financial information relating to MDC and the Stagwell Subject Entities;

•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Stagwell Subject Entities furnished to Moelis by Stagwell, including the Stagwell Management Forecast (described in “The Proposed Transactions — Certain Stagwell Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/ Prospectus);

•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Stagwell Subject Entities furnished to Moelis by MDC, including the MDC Management Forecasts (described in “The Proposed Transactions — Certain Stagwell Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus);

•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of MDC furnished to Moelis by MDC, including the MDC Management Forecasts (described in “The Proposed Transactions — Certain MDC Unaudited Prospective Financial and Operating Information”“ beginning on page 198 of this Proxy Statement/Prospectus);

•
reviewed certain internal information relating to cost savings, synergies and related expenses expected to result from the Proposed Transactions and certain other pro forma financial effects of the Proposed Transactions (the “Expected Synergies”) provided to Moelis by the managements of MDC and Stagwell;

•
reviewed capitalization information for MDC, including on a fully-diluted basis, and the Stagwell Subject Entities, including pro forma for the Proposed Transactions, provided to Moelis by the managements of MDC and Stagwell;

•
conducted discussions with members of the senior managements and representatives of MDC and Stagwell concerning the information described in the current and foregoing six bullets, as well as the businesses and prospects of MDC and the Stagwell Subject Entities generally;

•
reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•
reviewed the financial terms of certain other transactions that Moelis deemed relevant, including the Goldman Letter Agreement and the Stagwell Letter Agreement;

•
reviewed a draft, dated December 21, 2020, of the Transaction Agreement;

•
participated in certain discussions and negotiations among representatives of MDC and Stagwell and their advisors; and

•
conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis has, with the consent of the MDC Special Committee, relied on the information supplied to, discussed with or reviewed by it for purposes of its opinion being complete and accurate in all material respects. Moelis did not assume any responsibility for independent verification of (and did not independently verify) any of such information. With the consent of the MDC Special Committee, Moelis relied upon, without independent verification, the assessment of MDC and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the MDC Management Forecasts and other information provided to Moelis by the management of MDC or

Stagwell, as applicable, relating to MDC, the Stagwell Subject Entities, and the Expected Synergies referred to above, Moelis assumed, at the direction of the MDC Special Committee, that they have been reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of MDC or Stagwell, as the case may be, as to the future performance of MDC and the Stagwell Subject Entities, as the case may be, and of such Expected Synergies (including the amount, timing and achievability thereof). Moelis also assumed, at the direction of the MDC Special Committee, that the future financial results (including Expected Synergies) reflected in such forecasts and other information would be achieved at the times and in the amounts projected. In addition, at the direction of the MDC Special Committee, Moelis relied on the assessments of the managements of MDC and Stagwell as to the Combined Company’s ability to retain key employees and to integrate the businesses of MDC and the Stagwell Subject Entities. Moelis did not express any views as to the reasonableness of any financial forecasts or the assumptions on which they were based. In addition, with the consent of the MDC Special Committee, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of MDC or the Stagwell Subject Entities, nor was it furnished with any such evaluation or appraisal. Moelis expressed no views as to the Redomiciliation in connection with the Proposed Transactions.
The Moelis Opinion did not address MDC’s underlying business decision to effect the Proposed Transactions or the relative merits of the Proposed Transactions as compared to any alternative business strategies or transactions that might be available to MDC and did not address any legal, regulatory, tax or accounting matters. With the consent of the MDC Special Committee, Moelis was not asked to, and Moelis did not, offer any opinion as to any terms of the Transaction Agreement or any aspect or implication of the Proposed Transactions, except for the fairness of the Post-Transaction Ownership Percentage of the Combined Company to be held by the holders of MDC Canada Common Shares upon completion of the Proposed Transactions, from a financial point of view, to the holders of MDC Canada Common Shares (other than the Interested Shareholders). The Moelis Opinion relates to the relative values of MDC, on the one hand, and the Stagwell Subject Entities, on the other hand. With the consent of the MDC Special Committee, Moelis did not express any opinion as to what the value of the securities of MDC, New MDC, the Combined Company or any other party to the Proposed Transactions actually would be when issued pursuant to the Proposed Transactions or the prices at which any such securities would trade at any time. For purposes of Moelis’s analysis and opinion, Moelis assumed, with the consent of the MDC Special Committee, that the MDC Canada Class A Common Shares and MDC Canada Class B Common Shares are identical, and Moelis expressed no views as to the allocation of value between such classes or as to any additional value that could be attributable to one class relative to the other. Moelis also expressed no opinion or views relating to the MDC Canada Preferred Shares, including, without limitation, as to the fairness of any agreements or arrangements regarding the MDC Canada Preferred Shares in connection with the Proposed Transactions. Moelis did not express any opinion as to fair value or the solvency of MDC, New MDC, the Combined Company or any other party following the closing of the Proposed Transactions. In rendering its opinion, Moelis assumed, with the consent of the MDC Special Committee, that the Proposed Transactions would be consummated in accordance with the terms of the Transaction Agreement without any waiver or modification that could be material to its analysis, and that the parties to the Transaction Agreement would comply with all the material terms of the Transaction Agreement. Moelis assumed, with the consent of the MDC Special Committee, that all governmental, regulatory or other consents and approvals necessary for the completion of the Proposed Transactions would be obtained, except to the extent that could not be material to its analysis. In addition, representatives of MDC advised Moelis, and Moelis assumed, with the consent of the MDC Special Committee, that the Proposed Transactions will qualify as a tax-free reorganization for U.S. federal income tax purposes. Moelis expressed no opinion as to the fairness (or otherwise) of the Tax Receivables Agreement entered into by certain of the parties in connection with the Transaction Agreement.
The Moelis Opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of the date of the opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of the opinion.
The Moelis Opinion was for the use and benefit of the MDC Special Committee (solely in its capacity as such) in its evaluation of the Proposed Transactions. The Moelis Opinion did not constitute a recommendation as to how any holder of securities of MDC should vote or act with respect to the Proposed

Transactions or any other matter. The Moelis Opinion did not address the fairness of the Proposed Transactions or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of MDC or Stagwell. In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Proposed Transactions in such capacities, or any class of such persons, whether relative to the Post-Transaction Ownership Percentage or otherwise. The Moelis Opinion was approved by a Moelis & Company LLC fairness opinion committee.
Summary of Financial Analyses
The following is a summary of the material financial analyses presented by Moelis to the MDC Special Committee at its meeting held on December 21, 2020 in connection with the Moelis Opinion. This summary describes the material analysis underlying the Moelis Opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.
Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.
For the purposes of Moelis’ analysis, MDC management provided the following fully-diluted MDC Canada Common Share count calculations on December 21, 2020, without giving effect to any conversion of MDC Canada Preferred Shares:
(Shares in millions)	12/21/20	3/31/21
MDC:
Class A + B Common Shares	73.313	73.313
Settlement of Deferred Acquisition Consideration	0.600	0.600
Legacy Incentives (Restricted Stock)	2.078	1.800
RSUs, EICs & Equivalents	1.216	0.482
Expected Incentive Issuances	0.000	1.651
Fully Diluted Shares	77.207	77.846
For the purpose of Moelis’ analysis, if the implied MDC share price yielded by any such analysis is greater than the conversion price of each class of MDC Canada Preferred Shares, then such MDC Canada Preferred Shares are treated on an “as converted basis” and added to the above MDC Canada Common Share counts, and the associated value of the MDC Canada Preferred Shares outstanding is removed from MDC indebtedness. Of the $186 million of MDC Canada Preferred Shares outstanding, $129 million have a conversion price of $7.42 and $57 million have a conversion price of $5.00.
Herein:
•
“Post-Transaction Ownership Percentage” means approximately 26% of the common equity of the Combined Company.

•
“Adjusted EBITDA” is a non-GAAP measure calculated as earnings before interest, taxes, depreciation and amortization expense, where applicable, and adjusted for any company specific one-time and non-recurring items.

•
“Adjusted EBITDA Margin” is a non-GAAP measure calculated by dividing Adjusted EBITDA by revenue.

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“Market Capitalization” or “Market Cap” is a non-GAAP measure calculated by multiplying fully-diluted shares outstanding of the relevant company, calculated using the treasury stock method and the closing share price on December 18, 2020. Stock prices sourced from Capital IQ as of December 18, 2020.

•
“Equity Value” means the value of a company attributable to all common equity owners. For a public company, Equity Value equals Market Capitalization.

•
“Enterprise Value” or “EV” is a non-GAAP measure calculated by adding Market Capitalization and total indebtedness and subtracting cash and cash equivalents.

•
“Unlevered Free Cash Flow” is a non-GAAP measure calculated as Adjusted EBITDA, less taxes on net operating profit (being Adjusted EBITDA less depreciation and less the 50% of stock-based compensation that is deductible) assuming a 27.8% tax rate, less stock-based compensation (which is treated as a cash expense), less capital expenditures, less changes in net working capital, less non-controlling interest distributions and less M&A payments.

•
“IRC 197” refers to goodwill and certain other intangibles that are amortizable pursuant to §197 of the U.S. Tax Code.

•
“Political Avg. Net Revenue” and “Political Avg. Adjusted EBITDA” are non-GAAP measures and are calculated assuming 2-year average (current year and prior year) net revenue and Adjusted EBITDA, as applicable, for the SKDK and Targeted Victory agencies to reflect the political cycle in the United States, with net revenue and Adjusted EBITDA, as applicable, for all other agencies calculated using current year.

MDC DCF Analysis
Moelis performed a stand-alone discounted cash flow (“DCF”) analysis of MDC using the MDC Management Forecasts (as described in “The Proposed Transactions — Certain MDC Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus), to calculate the present value of the estimated future Unlevered Free Cash Flows to be generated by MDC and an estimate of the present value of the terminal value of MDC.
The MDC Management Forecasts consisted of the MDC 2-Year Recovery Forecast and the MDC 3-Year Recovery Forecasts, which forecasted cases of 3% long-term revenue growth (the “3% LT Growth Case”) and 2% long-term revenue growth (the “2% LT Growth Case”), respectively (as described in “The Proposed Transactions — Certain MDC Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus). In performing the DCF analysis of MDC, Moelis utilized a range of discount rates of 9.75% to 12.00% based on an estimated range of MDC’s weighted average cost of capital (“WACC”). The WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of December 18, 2020, (ii) a selected range of unlevered betas and debt to total capitalization ratios informed by the corresponding information for the selected public companies described in “The Proposed Transactions — Opinion of Moelis — Selected Publicly Traded Companies Analysis” beginning on page 175 of this Proxy Statement/Prospectus, (iii) an equity risk premium, and (iv) a size premium.
Moelis used the foregoing range of discount rates to calculate estimated present values as of December 31, 2020 of estimated Unlevered Free Cash Flows of MDC for the calendar years ending December 31, 2021 through December 31, 2025 (in each case, discounted using a mid-year discounting convention), as described in “The Proposed Transactions — Certain MDC Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus, and (ii) estimated terminal values derived by applying a range of perpetuity growth rates of 1.0% to 2.0%, which range of perpetuity growth rates was selected based on Moelis’ professional judgment and experience, to projected terminal year Unlevered Free Cash Flow of MDC. Moelis noted that the range of perpetuity growth rates implied a terminal value multiple range of 5.6x to 8.0x under the 3% LT Growth Case and 5.5x to 7.9x under the 2% LT Growth Case. Moelis then calculated a range of implied Equity Values by subtracting net debt of $789 million and preferred shares of $186 million (other than in scenarios in which the preferred shares are treated on an “as-converted” basis) of MDC from the implied range of Enterprise Values derived from the DCF analysis.
Moelis separately valued and discounted at WACC approximately $82.2 million of net operating losses and $647.7 million of IRC 197 amortization deductions. The net operating loss and IRC 197 amortization deduction amounts were provided by MDC management. This analysis resulted in present value for such amounts of approximately $121.4 million to $131.4 million.

The stand-alone implied Equity Value ranges and implied per share price ranges for MDC derived from the DCF analysis are presented in the table below:
	Implied Equity Value ($ in millions)	Implied Per Share Price
3% LT Growth Case	$289 – $979	$3.68 – $9.04
2% LT Growth Case	$167 – $806	$2.15 – $7.46
Stagwell DCF Analysis
Moelis performed a stand-alone DCF analysis of the Stagwell Subject Entities using the MDC-adjusted Stagwell forecasts (as described in “The Proposed Transactions — Certain Stagwell Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus), to calculate the present value of the estimated future Unlevered Free Cash Flows to be generated by the Stagwell Subject Entities and an estimate of the present value of the terminal value of the Stagwell Subject Entities.
In performing the DCF analysis of Stagwell, Moelis utilized a range of discount rates of 7.75% to 9.50% based on an estimated range of the Stagwell Subject Entities’ WACC. The WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of December 18, 2020, (ii) a selected range of unlevered betas and debt to total capitalization ratios informed by the corresponding information for the selected public companies described in “The Proposed Transactions —Opinion of Moelis — Selected Publicly Traded Companies Analysis” beginning on page 175 of this Proxy Statement/Prospectus, (iii) an equity risk premium and (iv) a size premium.
Moelis used the foregoing range of discount rates to calculate estimated present values as of December 31, 2020 of estimated Unlevered Free Cash Flows of the Stagwell Subject Entities for the calendar years ending December 31, 2021 through December 31, 2025 (in each case, discounted using a mid-year discounting convention), as described in “The Proposed Transactions — Certain Stagwell Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus, and (ii) estimated terminal values derived by applying a range of perpetuity growth rates of 2.0% to 3.0%, which range of perpetuity growth rates was selected based on Moelis’ professional judgment and experience, to projected terminal year Unlevered Free Cash Flow of the Stagwell Subject Entities. Moelis noted that the range of perpetuity growth rates implied a terminal value (terminal year Unlevered Free Cash Flow calculated on a Political Avg. basis) multiple range of 8.2x to 13.0x. Moelis then calculated a range of implied Equity Values by subtracting net debt of $300 million of the Stagwell Subject Entities from the implied range of Enterprise Values derived from the DCF analysis.
Moelis separately valued and discounted at WACC approximately $16.5 million of net operating losses and $325.0 million of IRC 197 amortization deductions. The net operating loss and IRC 197 amortization deduction amounts were provided by Stagwell and MDC management. This analysis resulted in present value for such amounts of approximately $74.7 million to $81.2 million.
The stand-alone implied Equity Value ranges for the Stagwell Subject Entities derived from the DCF analysis are presented in the table below:
Implied Equity Value ($ in millions)
Stagwell	$1,099 – $1,788
Moelis then performed a relative valuation of MDC and Stagwell based on the DCF analyses described above. The relative post-transaction ownership percentage range in the Combined Company for MDC Canada Common Shareholders implied by DCF analyses is summarized below:
Implied MDC PF % Ownership Range (Low/High – High/Low of Respective Ranges)
3% LT Growth Case	13.9% – 47.1%
2% LT Growth Case	8.6% – 42.3%

Selected Publicly Traded Companies Analysis
Moelis reviewed financial and stock market information for certain public companies (with business characteristics generally similar to those of MDC and the Stagwell Subject Entities for purposes of Moelis’ analysis). The selected publicly traded companies listed below (the “Selected Publicly Traded Companies”) focused on advertising and marketing services holding companies with global footprints as shown in the table below. Note that statistics of MDC and the Stagwell Subject Entities have been included for reference only.
	Market Cap ($mm)	Enterprise Value ($mm)	EV / 2021E Adj. EBITDA(1)	EV / 2022E Adj. EBITDA(1)
Ad Agency Holding Companies
Omnicom Group Inc. (“Omnicom”)	$13,347	$16,664	7.7x	7.5x
WPP plc (“WPP”)	13,468	16,596	6.8x	6.3x
Publicis Group S.A. (“Publicis”)	12,810	16,492	6.2x	5.9x
Dentsu Inc. (“Dentsu”)	8,973	8,983	5.6x	5.0x
The Interpublic Group of Companies, Inc. (“IPG”)	9,600	12,233	8.7x	8.3x
Other Marketing Services Companies
S4 Capital plc (“S4 Capital”)	$3,769	$3,704	30.8x	24.4x
Next Fifteen Communications Group plc (“Next 15”)	623	683	8.5x	6.6x
MDC Partners (Unaffected)(2)	87	1,208	6.4x / 6.8x(3)	6.0x / 6.3x(3)
MDC Partners (Current)(4)	167	1,288	7.8x / 7.3x(3)	6.0x / 6.8x(3)
Stagwell Subject Entities	NA	NA	NA	NA
	2021E Adj. EBITDA Margin	Organic Growth Q2 2020	Organic Growth Q3 2020	Revenue Growth ’20E – ‘22E(1)
Ad Agency Holding Companies
Omnicom	15.7%	(23.0)%	(11.7)%	3.8%
WPP	16.8%	(18.4)%	(5.5)%	3.0%
Publicis	21.2%	(13.0)%	(5.6)%	3.0%
Dentsu	16.7%	(17.3)%	(14.8)%	5.5%
IPG	16.5%	(9.9)%	(3.7)%	3.6%
Other Marketing Services Companies
S4 Capital	17.9%	7.0%	13.0%	35.0%
Next 15	22.9%	(6.6)%	NA	8.5%
MDC Partners (Unaffected)	14.6% / 14.4%(3)	(26.4)%	(16.4)%	9.9% / 9.1%(3)
MDC Partners (Current)	14.6% / 14.4%(3)	(26.4)%	(16.4)%	9.9% / 9.1%(3)
Stagwell Subject Entities	20.4%	(15.0)%	4.7%	10.0%

(1)
Forward Revenue and Adj. EBITDA estimates per Capital IQ estimates as of December 18, 2020.

(2)
Represents unaffected share price data (6/25/2020) of $1.15.

(3)
Based on 3% LT Growth / 2% LT Growth 2021E Adj. EBITDA

(4)
Represents current share price data (12/18/2020) of $2.15

Moelis also reviewed trading multiples for the selected companies over time, the data for which is summarized below:
EV / Next Twelve Months (“NTM”) Adj. EBITDA Trading Multiples(1)
	2-Year Avg.	1-Year Avg.	YTD Avg.	Current(2)
Ad Agency Holding Companies
MDC(3)	6.0x	NA	NA	NA
Omnicom	8.0x	7.5x	7.4x	7.7x
WPP	6.9x	6.7x	6.7x	8.1x
IPG	8.1x	8.2x	8.2x	9.1x
Publicis	5.1x	4.9x	4.9x	6.5x

(1)
Forward Adj. EBITDA estimates per Capital IQ estimates as of December 18, 2020

(2)
Stock prices sourced from Capital IQ as of December 18, 2020

(3)
MDC estimates not available after May 28, 2019

In determining a multiple range for this analysis for MDC, Moelis focused on Omnicom and IPG because Omnicom and IPG have historically been the best performing ad agency holding companies (especially from an organic growth perspective), and both have meaningful exposure to the North American market. Moelis also considered that MDC outperformed the selected companies set from an organic growth perspective in Q1 2020. Furthermore, MDC management’s long-term growth forecast in the 3% LT Growth Case and the 2% LT Growth Case are generally in-line with or slightly higher than Omnicom and IPG and, accordingly, in Moelis’ judgment, justified a multiple range at least in-line with Omnicom and IPG. In determining a multiples range for this analysis for Stagwell, Moelis focused on the fastest growing advertising agency holding companies, Omnicom and IPG, and the high-growth digital marketing services company, S4 Capital. Moelis noted that the growth of the Stagwell Subject Entities outpaces that of MDC (after adjustments for the election year cyclicality of the political agencies forming part of the Stagwell Subject Entities), and that the growth of the Stagwell Subject Entities outpaces that of MDC, Omnicom and IPG. Moelis also noted that the growth of the Stagwell Subject Entities is lower than that of S4 Capital. The stand-alone multiple ranges calculated for MDC and the Stagwell Subject Entities are presented in the table below:
	2021E Adj. EBITDA Multiple	2022E Adj. EBITDA Multiple
MDC	7.0x – 8.5x	6.5x – 8.0x
Stagwell Subject Entities	9.0x – 11.0x	8.5x – 10.5x
The stand-alone implied Equity Value ranges for the Stagwell Subject Entities derived from the Selected Publicly Traded Companies analysis are presented in the table below:
	2021E Adj. EBITDA Implied Equity Value	2022E Adj. EBITDA Implied Equity Value
MDC (3% LT Growth Case)	$192 – $530	$219 – $584
MDC (2% LT Growth Case)	$122 – $445	$113 – $454
Stagwell Subject Entities	$931 – $1,199	$912 – $1,191

Moelis then performed a relative valuation of MDC and Stagwell based on the selected publicly traded companies analyses described above. The relative post-transaction ownership percentage range in the Combined Company for the MDC Canada Common Shareholders implied by the above implied Equity Values for the selected publicly traded companies analyses of MDC and the Stagwell Subject Entities is summarized below:
Implied MDC PF % Ownership Range (Low/High – High/Low of Respective Ranges)
2021E Adj. EBITDA (3% LT Growth Case)	13.8% – 36.3%
2022E Adj. EBITDA (3% LT Growth Case)	15.5% – 39.1%
2021E Adj. EBITDA (2% LT Growth Case)	9.3% – 32.4%
2022E Adj. EBITDA (2% LT Growth Case)	8.6% – 33.2%
Pro Forma Combination Analysis (Has/Gets)
Moelis performed a pro forma combination analysis in order to evaluate the implied value creation to pre-transaction holders of MDC Canada Common Shares in the Proposed Transactions, upon the completion of which holders of MDC Canada Common Shares will receive approximately 26% of the common equity of the Combined Company. Per MDC and Stagwell management, the pro forma combination analysis includes annual run-rate cost synergies of $30 million, phased in over three years. Per MDC and Stagwell management, Moelis also utilized illustrative annual run-rate revenue synergies of $90 million to $150 million. MDC’s and Stagwell’s management indicated revenue synergies were expected to generate 20% Adjusted EBITDA margins and are also expected to be phased in over three years. Moelis was instructed by MDC to assume upfront costs of approximately $97 million associated with the Proposed Transactions, including bond consent fees, transaction fees and expenses and costs to achieve synergies.
DCF-Based Has/Gets Analysis
Moelis performed a DCF analysis-based has/gets analysis by comparing: (a) the standalone implied DCF Equity Value of MDC and implied DCF per share value of MDC, with (b) the implied aggregate value and implied per share value of the pro forma equity in the Combined Company that will be owned by the pre-transaction holders of MDC Canada Common Shares after giving effect to the Proposed Transactions.
To perform this analysis, Moelis utilized (i) the implied DCF Equity Value ranges for MDC and the Stagwell Subject Entities, (ii) the expected cost synergies described above, (iii) the expected revenue synergies described above, (iv) estimated cost of capital synergies, and (v) the change in perpetuity growth rate due to the higher-growth assets of the Stagwell Subject Entities.
Moelis utilized a range of discount rates of 7.75% to 9.50%, based on an estimated WACC range for the Combined Company. The estimated WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of December 18, 2020, (ii) a selected range of unlevered betas and debt to total capitalization ratios informed by the corresponding information for the selected public companies, as described in “The Proposed Transactions — Opinion of Moelis — Selected Publicly Traded Companies Analysis” above, (iii) an equity risk premium and (iv) a size premium.
Moelis used the foregoing range of discount rates to calculate the estimated present values as of December 31, 2020 of the Unlevered Free Cash Flows (including estimated after-tax synergies, net of costs to achieve such synergies) for the calendar years ending December 31, 2021 through December 31, 2025 (in each case, discounted using a mid-year discounting convention and assuming a blended tax rate of 27.8%, per MDC management) and estimated terminal values derived by applying a range of perpetuity growth rates of 1.0% to 3.0%, to the terminal year Unlevered Free Cash Flows (which assumed no additional costs to achieve such synergies, per each of MDC’s and Stagwell’s managements).

The resulting implied pro forma Equity Value range of the Combined Company after giving effect to the Proposed Transactions is shown in the table below.
	Pro Forma Equity Value	Implied Terminal Multiple
3% LT Growth Case	$2,022 – $4,323	7.4x – 13.4x
2% LT Growth Case	$1,861 – $4,043	7.3x – 13.3x
Moelis then compared the pro forma Equity Value of the Combined Company (assuming revenue synergies ranging from $0 to $150 million) that will be held by the pre-transaction holders of MDC Canada Common Shares upon the completion of the Proposed Transactions to the midpoint DCF value derived from its MDC stand-alone DCF analysis. This comparison yielded the following implied range for the Combined Company for the implied value creation in the Proposed Transactions for the pre-transaction holders of MDC Canada Common Shares:
Implied Per Share Value and Implied Value Accretion
3% LT Growth Case
Pro Forma Combined Company Equity Value	$8.90 – $9.89
Implied Value Accretion (%), compared to Standalone Midpoint DCF Value of $6.13	45% – 61%
2% LT Growth Case
Pro Forma Combined Company Equity Value	$8.20 – $9.19
Implied Value Accretion (%), compared to Standalone Midpoint DCF Value of $4.51	82% – 104%
Selected Publicly Traded Companies-Based Has/Gets Analysis
Moelis performed a Selected Publicly Traded Companies analysis-based has/gets analysis by comparing (a) the standalone implied Selected Publicly Traded Companies analysis Equity Value of MDC and implied per share value of MDC with (b) the implied aggregate value and implied per share value of the pro forma equity in the Combined Company that that will be owned by the MDC Canada Common Shareholders after giving effect to the Proposed Transactions.
To perform this analysis, Moelis utilized (i) the standalone implied Selected Publicly Traded Companies Analysis Equity Values for MDC and Stagwell, (ii) the expected cost synergies described above, (iii) the expected revenue synergies described above, (iv) the change in net debt, (v) the dilution due to share issuance, and (vii) the weighted average 2021E multiple based on the midpoints of the MDC and Stagwell Selected Publicly Traded Companies analysis multiple ranges.
Moelis calculated the standalone implied Selected Publicly Traded Companies analysis Equity Value of MDC and implied per share value of MDC using the midpoint of the 2021E EV / Adj. EBITDA multiple range of the MDC Selected Publicly Traded Companies analysis of 7.75x.
Moelis calculated the standalone implied Selected Publicly Traded Companies analysis Equity Value of the Stagwell Subject Entities using the midpoint of the 2021E EV / Adj. EBITDA multiple range of the Stagwell Selected Publicly Traded Companies analysis of 10.00x.

Moelis then compared the pro forma Equity Value of the Combined Company (assuming revenue synergies ranging from $0 to $150 million) that will be held by the holders of MDC Canada Common Shares at the closing of the Proposed Transactions to the midpoint Selected Publicly Traded Companies analysis Equity Value derived from its MDC stand-alone Selected Publicly Traded Companies analysis. This comparison yielded the following implied range for the Combined Company for the implied value creation in the Proposed Transactions for the pre-transaction holders of MDC Canada Common Shares:
Implied Per Share Value and Value Accretion
3% LT Growth Case
Pro Forma Combined Company Equity Value	$5.87 – $6.76
Value Accretion (%), compared to Standalone midpoint 2021E EV / Adj. EBITDA multiple of 7.75x ($4.24 per share)	39% – 60%
2% LT Growth Case
Pro Forma Combined Company Equity Value	$5.58 – $6.47
Value Accretion (%), compared to Standalone midpoint 2021E EV / Adj. EBITDA multiple of 7.75x ($3.26 per share)	71% – 98%
Other Information
Moelis also noted for the MDC Special Committee the following additional factors that were not considered part of Moelis’ financial analyses with respect to its opinion, but were referenced for informational purposes:
Selected Precedent Transactions Analysis
Moelis reviewed financial information for certain precedent transactions, where the target operates assets in advertising, marketing services, public relations and research and the minimum transaction value was $150 million. Selected precedent transactions analysis reflects implied Enterprise Value to Adj. EBITDA multiples paid in selected M&A transactions for companies with business characteristics similar to those of MDC and the Stagwell Subject Entities for purposes of Moelis’ analysis. Given the selected precedent transactions were completed prior to the COVID-19 pandemic, Moelis did not utilize the precedent transactions analysis for purposes of its opinion and provided this analysis for information purposes only.
There are no publicly available Wall Street research analysts’ reports for MDC after May 28, 2019.
Moelis also reviewed the historical closing trading prices for the MDC Canada Class A Common Shares during the 52-week period ended June 25, 2020, which reflected the unaffected low and high stock prices during such period of $1.01 and $3.43 per share. Moelis noted the unaffected closing share price of $1.15 as of June 25, 2020.
Miscellaneous
This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.
No company used in the analyses described above is identical to MDC or the Stagwell Subject Entities. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither MDC nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.
MDC has not instructed Moelis to prepare, and Moelis has not prepared, a formal valuation of MDC, the Stagwell Subject Entities or any of their respective securities or assets, and Moelis’s fairness opinion should not be construed as such.
Except as described in this summary, MDC and the MDC Special Committee imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion. The Post-Transaction Ownership Percentage was determined through arms’ length negotiations between the MDC Special Committee, on the one hand, and Stagwell, on the other, and was approved by the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions). Moelis did not recommend any specific consideration to MDC or the MDC Special Committee, or that any specific amount or type of consideration constituted the only appropriate consideration for the Proposed Transactions.
Moelis’s affiliates, employees, officers and partners may at any time own securities (long or short) of MDC or their respective affiliates. Neither Moelis nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of MDC, Stagwell or any other interested party (as such term is defined in Multilateral instrument 61-101 — Protection of Minority Security Holders in Special Transactions) or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither Moelis nor any of its affiliated entities is an advisor to any of the Interested Parties with respect to the Proposed Transactions, other than the MDC Special Committee.
Moelis has not been engaged to provide any financial advisory or other investment banking services to MDC, Stagwell or any other Interested Parties, aside from the fees described herein in connection with the Proposed Transactions, in the two years preceding the date of its opinion; provided that Moelis has acted in the following capacities during the two years preceding the date of its opinion: (i) Moelis is currently engaged as a sellside financial advisor to a company of which an affiliate of Goldman Sachs is a minority shareholder; (ii) Moelis is currently engaged as a financial advisor in connection with various potential transactions to a company of which an affiliate of Goldman Sachs is a minority shareholder; (iii) Moelis was engaged in April 2020 as financial advisor in connection with a potential restructuring of a company of which Goldman Sachs is a minority shareholder; (iv) Moelis was engaged in April 2020 as a financial advisor in connection with a restructuring of a company by the ad hoc group of secured creditors, of which an affiliate of Goldman Sachs is a member; (v) Moelis was engaged in March 2020 as a strategic advisor to a company of which an affiliate of Goldman Sachs is a financial sponsor; and (vi) Moelis was engaged in December 2019 as a sellside financial advisor to a company of which Goldman Sachs is a minority shareholder. There are no understandings, agreements or commitments between Moelis and any Interested Party with respect to any future business dealings. In the future, in the ordinary course of its business, Moelis may provide financial advisory or investment banking services to MDC or Stagwell or their affiliates and may receive compensation for such services.
The method of the MDC Special Committee in selecting Moelis as its financial advisor in connection with the Proposed Transactions is described in “The Proposed Transactions — Background of the Proposed Transactions” beginning on page 150 of this Proxy Statement/Prospectus.
The MDC Special Committee selected Moelis as its financial advisor in connection with the Proposed Transactions because Moelis has substantial experience in similar transactions and familiarity with MDC. Moelis is a leading global independent investment bank that provides innovative, unconflicted strategic advice to a diverse client base from geographic locations in the Americas, Europe, the Middle East, and Asia. Moelis assists its clients in achieving their strategic goals by offering comprehensive, globally integrated financial advisory services across all major industry sectors, including media and advertising. Moelis has advised on many transactions of this nature and has extensive experience preparing fairness opinions. The form and content of the Moelis fairness opinion was approved for release by a committee of managing directors and other professionals of Moelis, each of whom are experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Moelis was first in contact with the MDC Special Committee on June 25, 2020 with regard to acting as financial advisor to the MDC Special Committee in connection with the consideration of the Proposed Transactions. Moelis was formally engaged by the MDC Special Committee pursuant to an engagement letter dated July 13, 2020, which was subsequently amended on December 20, 2020 (as amended, the “Financial Advisor Engagement Letter”) and a separate engagement letter dated October 18, 2020 with respect to acting as consent solicitation agent in connection with the Consent Solicitation (the “Consent Solicitation Engagement Letter”). Under the terms of the Financial Advisory Engagement Letter, MDC has agreed to pay Moelis fees for its services as financial advisor, including a fixed fee for delivery of its fairness opinion. Under the terms of the Consent Solicitation Engagement Letter, MDC has agreed to pay Moelis a fixed fee in connection with acting as solicitation agent for the Consent Solicitation. A significant portion of the fees that Moelis will receive for its advisory services to the Special Committee is contingent upon the completion of the Proposed Transactions. In addition, Moelis is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by MDC in certain circumstances.
Canaccord Genuity Opinion and Formal Valuation
The Canaccord Genuity Opinion and Formal Valuation was given as at December 21, 2020 and Canaccord Genuity has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Canaccord Genuity Opinion and Formal Valuation after the date thereof. Canaccord Genuity reserves the right to change, modify or withdraw the Canaccord Genuity Opinion and Formal Valuation in the event that there is a material change in any fact or matter affecting the Canaccord Genuity Opinion and Formal Valuation after the date thereof or if Canaccord Genuity learns that the information relied upon was inaccurate, incomplete or misleading in any material respect. The full text of the Canaccord Genuity Opinion and Formal Valuation describes, among other things, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Canaccord Genuity Opinion and Formal Valuation. MDC Canada Shareholders are encouraged to read the Canaccord Genuity Opinion and Formal Valuation carefully in its entirety. The Canaccord Genuity Opinion and Formal Valuation is not intended to be, and does not constitute, a recommendation as to how any MDC Canada Shareholder should vote with respect to the Proposed Transactions or any other matter.
The Canaccord Genuity Opinion and Formal Valuation was provided for the sole use of the MDC Special Committee and the MDC Board and may not be used by any other person or relied upon by any other person other than the MDC Special Committee and the MDC Board, or used for any other purpose, without the express prior written consent of Canaccord Genuity. Canaccord Genuity are not legal, tax or accounting experts, had not been engaged to review any legal, tax or accounting aspects of the Stagwell Contributions or the Proposed Transactions and express no opinion concerning any legal, tax or accounting matters concerning the Stagwell Contributions or the Proposed Transactions. Without limiting the generality of the foregoing, Canaccord Genuity has not reviewed and is not opining upon the tax treatment under the Stagwell Contributions or the Proposed Transactions (including the Redomiciliation).
Fairness Opinion and Valuation Conclusion
On December 21, 2020, Canaccord Genuity rendered to the MDC Special Committee an oral formal valuation and fairness opinion, which was subsequently confirmed in writing by delivery of the Canaccord Genuity Opinion and Formal Valuation, that, as of December 21, 2020, and based upon and subject to the scope of review, assumptions, qualifications and limitations set out therein and such other matters as Canaccord Genuity considered relevant (i) the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement was fair, from a financial point of view, to the holders of MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), with such opinion assuming, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares; (ii) the fair market value of the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (iii) the fair market value of the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion.

The following table summarizes the results of the Formal Valuation, as well as the implied pro forma ownership that results from such analyses:
($ Millions, Unless Otherwise Stated)	Low		High
MDC Canada Class A Common Shares (Fair Market Equity Value Range)	$358		$564
Stagwell Subject Entities (Fair Market Equity Value Range)	$1,200		$1,500
Implied Pro Forma Fair Market Equity Value Range	$1,558		$2,064
Implied Pro Forma Ownership – Holders of MDC Canada Class A Common Shares	23.0%		27.3%
Actual Pro Forma Ownership – Holders of MDC Canada Class A Common Shares		26.1%
Engagement of Canaccord Genuity
Canaccord Genuity was initially contacted by counsel to the MDC Special Committee regarding a potential advisory engagement in mid-October 2020. On November 6, 2020, Canaccord Genuity was formally engaged by the MDC Special Committee pursuant to the Canaccord Genuity Engagement Agreement to act as financial advisor to the MDC Special Committee in connection with the Stagwell Contributions, to provide an opinion as to the fairness to the holders of the MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), from a financial point of view, of the consideration to be paid by MDC for the Stagwell Subject Entities, and to prepare and deliver to the MDC Special Committee the Formal Valuation.
The terms of the Canaccord Genuity Engagement Agreement provide for the payment to Canaccord Genuity of: (i) a fee of $250,000, payable upon the earlier of (A) the delivery (whether orally or otherwise) by Canaccord Genuity to the MDC Special Committee of the draft Formal Valuation, and (B) November 20, 2020, (ii) a fee of $750,000, payable upon the delivery (whether orally or otherwise) by Canaccord Genuity to the MDC Special Committee of either the final Formal Valuation and/or Canaccord Genuity Opinion, and (iii) an additional fee of $250,000 for each such subsequently dated Formal Valuation or Canaccord Genuity Opinion.
Credentials and Independence of Canaccord Genuity
Canaccord Genuity is an independent investment bank which provides a full range of corporate finance, merger and acquisition, financial restructuring, sales and trading, and equity research services. Canaccord Genuity operates in North America, the United Kingdom, Europe, Asia, Australia and the Middle East.
None of Canaccord Genuity nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101): (i) is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of MDC, Stagwell, Goldman Sachs or any of their respective associates or affiliates; (ii) is an adviser to an interested party (as such term is defined for the purposes of MI 61-101) in connection with the Stagwell Contributions or any of the Proposed Transactions (other than as provided for under the Canaccord Genuity Engagement Agreement and the Canaccord Genuity Opinion and Formal Valuation); (iii) is a manager or co-manager of a soliciting dealer group formed in respect of the Stagwell Contributions or any of the Proposed Transactions (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group); (iv) has compensation that depends, in whole or in part, on an agreement, arrangement or understanding that gives such party a financial incentive in respect of the conclusions reached in the Canaccord Genuity Opinion and Formal Valuation or the outcome of the Stagwell Contributions or the Proposed Transactions; (v) is an external auditor of an interested party; or (vi) has a material financial interest in the completion of the Stagwell Contributions or the Proposed Transactions.
Canaccord Genuity has not been engaged to provide any financial advisory services and has not acted as lead or co-lead manager on any offering of securities of MDC, Stagwell, Goldman Sachs or any of their respective insiders, affiliates or associates during the 24 months preceding the date on which Canaccord

Genuity was first contacted by the MDC Special Committee in respect of the Stagwell Contributions. There are no understandings, agreements or commitments between Canaccord Genuity and either MDC, Stagwell, Mark Penn, Goldman Sachs or any of their respective associates or affiliates with respect to any future business dealings. Canaccord Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for MDC, Stagwell, Mark Penn or Goldman Sachs or any of their respective associates or affiliates.
In addition, Canaccord Genuity and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of MDC, Stagwell, Goldman Sachs or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commission(s). As an investment dealer, Canaccord Genuity and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to their clients on investment matters, including with respect to MDC, Stagwell, Goldman Sachs and their affiliates and/or the Proposed Transactions. In addition, Canaccord Genuity and its affiliates may, in the ordinary course of their business, provide other financial services to MDC, Stagwell, Mark Penn, Goldman Sachs or any of their respective associates or affiliates, including financial advisory, investment banking and capital market activities such as raising debt or equity capital.
Scope of Review and Assumptions and Limitations
The scope of review, matters considered, reviews undertaken and assumptions, limitations, restrictions and other qualifications of the Canaccord Genuity Opinion and Formal Valuation are set forth in the full text of the Canaccord Genuity Opinion and Formal Valuation attached to this Proxy Statement/Prospectus as Exhibit J. In particular, in connection with the Canaccord Genuity Opinion and Formal Valuation, Canaccord Genuity assumed the accuracy, completeness and fair representation of the financial and other information, data, documents, advice, opinions or representations, whether in written, electronic or oral form, obtained by it from public sources, senior management of MDC, senior management of Stagwell, and their respective consultants and advisors, including financial projections for Stagwell, provided by Stagwell’s management, for the fiscal years 2020 through 2025, ending December 31, respectively, and financial projections for MDC, provided by MDC’s management, for the fiscal years 2020 through 2025, ending December 31, respectively. Canaccord Genuity assumed that such information was reasonably prepared on a basis reflecting the best currently available public information and estimates, as well as good faith judgments of management of Stagwell and MDC, respectively, and Canaccord Genuity has relied upon such information in arriving at its opinion.
The Formal Valuation was based upon the methodologies and assumptions that Canaccord Genuity considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of each of the MDC Canada Class A Common Shares and the Stagwell Subject Entities. Fair market value of each of the MDC Canada Class A Common Shares and the Stagwell Subject Entities was analyzed on a going-concern basis. Fair market value of the MDC Canada Class A Common Shares was expressed on both a per share and total equity basis (both of which are calculated on a fully-diluted basis). Fair market value of the Stagwell Subject Entities was expressed on a total equity basis.
For purposes of the Formal Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In determining the fair market value of the MDC Canada Class A Common Shares, Canaccord Genuity assumed the conversion of all of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares and did not make any downward adjustment to the value of the MDC Canada Class A Common Shares to reflect the liquidity of the MDC Canada Class A Common Shares, the effect of either the Stagwell Contributions or the Proposed Transactions on the MDC Canada Class A Common Shares, or whether or not the MDC Canada Class A Common Shares formed part of a controlling interest. In determining the fair market value of the Stagwell Subject Entities, Canaccord Genuity did not make any downward adjustment to the value of the Stagwell Subject Entities to reflect the liquidity of the Stagwell Subject Entities, the effect of the Stagwell Contributions or the Proposed Transactions on the Stagwell Subject Entities, or whether or not the Stagwell

Subject Entities formed part of a controlling interest. Values determined on the foregoing basis represent “en-bloc” values, or values that an acquirer of either 100% of the MDC Canada Class A Common Shares or 100% of the Stagwell Subject Entities would be expected to pay in an open auction of MDC and the Stagwell Subject Entities, respectively.
Summary of Canaccord Genuity Valuation Methodologies and Analyses
Canaccord Genuity considered three principal methodologies in its approach to the Formal Valuation:
1.
Discounted cash flow analysis (“DCF Analysis”), which takes into account the amount, timing and relative certainty of projected, unlevered free cash flows expected to be generated by each of MDC and the Stagwell Subject Entities.

2.
Precedent transactions analysis (“Precedent Transactions Analysis”), including an analysis of multiples of EBITDA paid in acquisition transactions involving relevant public and private marketing and advertising entities.

3.
Comparable companies trading analysis (“Comparable Companies Analysis”), including an analysis of multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”). In order to calculate an en-bloc value, a control premium was applied to the results of the respective analyses.

With respect to two of the agencies within the Stagwell Subject Entities, and as it relates to Precedent Transactions Analysis and Comparable Companies Analysis, Canaccord Genuity applied a normalization adjustment to each period for the last-twelve month (“LTM”) and forecast periods; such adjustment was calculated, for each respective period, as the average of the current and prior period metric (i.e. EBITDA), minus the current period metric. Such normalization adjustment is intended to reduce the impact, either positively or negatively, from any year to year seasonalities in the performance of the Stagwell Subject Entities caused by the timing of political campaigns and the effects of whether or not the year in question was, or was not, an election year. For the DCF Analysis on the Stagwell Subject Entities, Canaccord Genuity only considered the normalization adjustment as it related to the terminal year.
In addition, Canaccord Genuity considered trading data for the MDC Canada Class A Common Shares, as well as the relative contribution of certain financial and capital structure metrics (both on a stand-alone basis and including synergies and associated one-time implementation costs required to realize such synergies) from each of MDC and the Stagwell Subject Entities to the pro forma entity (including revenue, EBITDA, and capital structure). Canaccord Genuity did not rely upon either the trading data or relative contribution analyses approaches in determining the value of either the MDC Canada Class A Common Shares or the Stagwell Subject Entities.
Discounted Cash Flow Analysis
The DCF Analysis approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. As it applies to each of MDC and the Stagwell Subject Entities, Canaccord Genuity used a 5-year forecast covering the period from January 1, 2021 to December 31, 2025. In each case, a terminal value was derived, and the after-tax amount of such terminal value, in addition to the applicable after-tax cash flows from January 1, 2021 to December 31, 2025, were discounted at appropriate discount rates to calculate net present values. In each case, no specific contribution was assumed from future acquisitions or divestitures, except as a result of contractual obligations pursuant to agreements already entered into by each of MDC and Stagwell, respectively.
Precedent Transactions Analysis
Canaccord Genuity reviewed the publicly-available information for a number of transactions involving marketing and advertising companies. For the purposes of its analysis, Canaccord Genuity determined that the precedent transactions, as set forth below, were the most comparable to both MDC and the Stagwell Subject Entities but noted that each of the precedent transactions were: (i) unique in terms of size, geography, relative timing in the market and economic cycle, market position, business mix and risks, opportunities for growth, profitability and margin profile, tax attributes, and global sentiment; and (ii) reflective of the strategic rationale of each of the acquirer and target, respectively, as well as their respective views on potential synergies. Canaccord Genuity considered, in each of its valuation of MDC (“MDC Valuation”) and valuation of the Stagwell Subject Entities (“Stagwell Valuation”), respectively, multiples of Total Enterprise Value (“TEV”) / EBITDA for the LTM period. In addition, Canaccord Genuity also considered and reviewed premiums to various unaffected trading prices, but relied primarily upon such analysis as an input into the range of premiums applied in its Comparable Companies Analysis approach to arrive at en-bloc values. The prices paid in precedent transactions reflect en-bloc value, as they represent transactions for 100% of the outstanding equity of the target entities. The implied multiples from such transactions also reflect an implicit value for synergies.
The following table illustrates the multiples of EBITDA and the premia to various unaffected trading prices at which the transactions involving marketing and advertising entities which were reviewed by Canaccord Genuity in connection with its analysis were completed.
						Price / Unaffected
Announce Date	Target	Acquiror	Enterprise Value ($ Millions)	TEV / LTM EBITDA	LTM EBITDA Margin	Last Close	10-Day VWAP	30-Day VWAP
Mar-20	Huntsworth	Clayton, Dubilier & Rice	$671	10.8x	18.3%	50.0%	36.6%	42.6%
Oct-19	Firewood Marketing Inc.	S4 Capital	$150	13.2x	n/a	n/a	n/a	n/a
Jul-19	Wellcom Worldwide	INNOCEAN Worldwide, Inc.	$182	9.6x	17.3%	n/a	n/a	n/a
Jul-19	Kantar	Bain Capital	$3,976	8.2x	14.9%	n/a	n/a	n/a
Apr-19	Epsilon Data Management	Publicis Groupe	$4,400	9.1x	22.3%	n/a	n/a	n/a
Apr-19	Droga5	Accenture	$472	12.0x	23.2%	n/a	n/a	n/a
Dec-18	MightyHive	S4 Capital	$150	13.5x	27.3%	n/a	n/a	n/a
Jul-18	MediaMonks	S4 Capital	$352	18.3x	17.5%	n/a	n/a	n/a
Jul-18	Acxiom	IPG	$2,300	13.9x	25.2%	n/a	n/a	n/a
Jul-18	Giant Creative Strategy	Huntsworth PLC	$80	11.4x	21.9%	n/a	n/a	n/a
Apr-18	Instrument	MDC Partners	$70	9.4x	n/a	n/a	n/a	n/a
Oct-17	Asatsu-DK	Bain Capital	$1,196	13.0x	2.9%	15.5%	17.0%	21.4%
May-17	Havas	Vivendi SA	$4,090	9.8x	16.9%	9.2%	9.1%	9.2%
Sep-16	Penton Media, Inc.	Informa PLC	$1,560	11.1x	n/a	n/a	n/a	n/a
Jul-15	Chime Communications	Providence – WPP Consortium	$695	12.9x	9.2%	33.9%	35.7%	37.6%
Dec-14	Vision7	BlueFocus Communications	$180	9.0x	17.5%	n/a	n/a	n/a
Nov-14	Sapient	Publicis Groupe	$3,385	16.1x	15.2%	44.3%	58.6%	67.0%
Sep-14	Conversant	Alliance Data Systems	$2,285	10.6x	36.3%	31.0%	22.3%	32.5%
May-13	Acquity Group	Accenture Holdings	$283	12.4x	16.3%	118.1%	109.7%	99.3%
Dec-12	Arbitron	Nielson Holdings	$1,335	10.2x	29.4%	26.2%	26.5%	30.5%
Sep-12	LBi	Publicis Groupe	$567	11.9x	16.5%	n/a	n/a	n/a
Jul-12	Aegis	Dentsu	$5,084	12.0x	22.6%	48.0%	46.4%	50.1%
As highlighted by Canaccord Genuity, given that each of the precedent transactions were: (i) unique in terms of size, geography, relative timing in the market and economic cycle, market position, business mix and risks, opportunities for growth, profitability and margin profile, tax attributes, and global sentiment; and (ii) reflective of the strategic rationale of each of the acquirer and target, respectively, as well as their respective views on potential synergies, Canaccord Genuity did not rely on the Precedent Transactions Analysis approach in determining the value of either the MDC Canada Class A Common Shares or the Stagwell Subject Entities.

Comparable Companies Analysis
Comparable companies trading analysis is a relative valuation analysis that evaluates the value of a company or asset using the trading and financial metrics of other publicly-traded companies or assets which have been determined to have similar characteristics. Canaccord Genuity believes that the set of comparable companies is the same for each of MDC and the Stagwell Subject Entities. Canaccord Genuity considered, in each of the MDC Valuation and Stagwell Valuation, respectively, multiples of TEV / EBITDA for the periods: (i) LTM; (ii) 2020E; (iii) 2021E; and (iv) 2022E. For the LTM period, Canaccord Genuity relied upon publicly-available information for each of the comparable companies within the set.
In order to determine an en-bloc value for each of the MDC Canada Class A Common Shares and the Stagwell Subject Entities for purposes of the Comparable Companies Analysis, Canaccord Genuity applied a control premium to each of the results, respectively. The value that an arms-length acquirer would be expected to pay for synergies was assumed to be a component of the control premium. Separately, Canaccord Genuity also reviewed multiples of TEV / EBITDA, inclusive of expected synergies and associated one-time implementation costs required to realize such synergies, but exclusive of a control premium. In addition, for each of the analyses above, Canaccord Genuity considered the potential net present value of available tax attributes applicable to each of MDC and the Stagwell Subject Entities, respectively.
In applying the Comparable Companies Analysis valuation approach to each of the MDC Canada Class A Common Shares and the Stagwell Subject Entities, Canaccord Genuity reviewed the public market trading multiples of selected marketing and advertising companies (“Comps”). Canaccord Genuity considered a broad set of global Comps. Ultimately, the relevant universe of Comps was limited to the firms most directly comparable to MDC and Stagwell , and such universe was further bifurcated by Canaccord Genuity into two categories based on a number of factors, including size, growth prospects, margin profile, geographical focus, and business mix/model, among other considerations. The following is a summary of the comparable companies which Canaccord Genuity identified as being relevant to MDC and Stagwell:
1.
Direct Comps include: Omnicom Group Inc.; WPP plc; Publicis Groupe S.A.; The Interpublic Group of Companies, Inc.; and Dentsu Inc.

2.
Adjacent Comps include: S4 Capital Plc; Next Fifteen Communications Group Plc; and Enero Group Limited

In deriving appropriate TEV / EBITDA multiples for each of MDC and the Stagwell Subject Entities for the periods LTM, 2020E, 2021E, and 2022E, Canaccord Genuity considered the relative size, growth prospects, margin profile, geographical focus, business mix/model, and leverage of the universe of comparable companies.
In addition, market trading prices generally do not reflect en-bloc values. As such, to adjust for en-bloc value, Canaccord Genuity considered and reviewed take-out premiums paid in precedent transactions involving (i) marketing and advertising companies, and (ii) companies listed on the NASDAQ over a nearly 10 year- period, from January 1, 2011 to December 21, 2020. For the purposes of this analysis, premium was defined as the amount, in percentage terms, by which prices paid per share, for each of the target companies within the relevant list of precedent transactions, exceeded the trading price of such target companies prior to their respective transaction announcement dates. Based on this analysis, Canaccord Genuity applied a 30% – 35% premium to the value ranges determined using the Comparable Companies Analysis approach.
Canaccord Genuity reviewed its analysis from the perspective of whether a Comparable Companies Analysis approach might exceed values derived under the DCF Analysis approach. Canaccord Genuity concluded that values derived under the Comparable Companies Analysis approach did not exceed values derived under the DCF Analysis approach. Given the foregoing, Canaccord Genuity did not rely on the Comparable Companies Analysis approach in determining the value of either the MDC Canada Class A Common Shares or the Stagwell Subject Entities.
Summary of the MDC Valuation
Discounted Cash Flow Analysis
The DCF Analysis approach took into account the amount, timing and relative certainty of projected, unlevered free cash flows expected to be generated by MDC. Canaccord Genuity was provided with the MDC

Management Forecasts, which were based upon differing assumptions surrounding how quickly MDC’s top-line revenue would return to its pre-COVID-19 levels. Under the MDC 2-Year Recovery Forecast, revenue is expected to return to its pre-COVID-19 level by year-ended December 31, 2022. Under the MDC 3-Year Recovery Forecast, revenue is expected to return to its pre-COVID-19 level by year-ended December 31, 2023. Both sets of forecasts were identical for the year-ended December 31, 2020. As a basis for the development of projected future unlevered cash flows for MDC, Canaccord Genuity reviewed the MDC Management Forecasts, as well as other information provided by, and discussions with, both MDC management and Stagwell management. For purposes of the DCF Analysis, Canaccord Genuity developed its own 5-year base case forecast covering the period from January 1, 2021 to December 31, 2025 (“MDC Base Case”), which was formed independently with the benefit of understanding the assumptions behind the MDC Management Forecasts, as well as other information provided by, and discussions with, both MDC management and Stagwell management.
The major assumptions for the MDC Base Case are outlined below:
Revenue:   Due to the global COVID-19 pandemic, MDC’s revenue is expected to decline from $1,416 million for the year-ended December 31, 2019, to a projected $1,170 million for the year-ended December 31, 2020, based on the MDC Management Forecasts. In developing the MDC Base Case, Canaccord Genuity accepted the revenue for the year-ended December 31, 2020 included in each of the MDC Management Forecasts. For the years-ended December 31, 2021 to December 31, 2025, based upon discussions with both MDC management and Stagwell management, as well as an analysis of the timeframe upon which MDC’s direct competitors are expected to recover to their respective pre-COVID-19 revenue levels, Canaccord Genuity relied upon the MDC 3-Year Recovery Forecast. As such, the compound annual growth rate (“CAGR”) for revenue for the period 2025E / 2020E was 4.8% under the MDC Base Case, versus 5.5% under the MDC 2-Year Recovery Forecast and 4.8% under the MDC 3-Year Recovery Forecast.
Adjusted EBITDA Margin:   As a result of declining revenues due to the global COVID-19 pandemic, Canaccord Genuity understood that MDC management implemented several cost-cutting initiatives throughout year-to-date 2020, resulting in a favorable impact to MDC’s adjusted EBITDA margin, as compared to historical periods. In developing the MDC Base Case, for the years-ended December 31, 2021 and December 31, 2022, based upon MDC’s successful cost-cutting initiatives in 2020 and discussions with both MDC management and Stagwell management, Canaccord Genuity relied upon the MDC 2-Year Recovery Forecast as it relates to MDC’s adjusted EBITDA margin; however, for the years-ended December 31, 2023 to December 31, 2025, Canaccord Genuity modified MDC’s adjusted EBITDA margin by assuming a constant margin from the year-ended December 31, 2022 onwards. The CAGR for Adjusted EBITDA for the period 2025E / 2020E was 5.2% under the MDC Base Case, 7.2% under the MDC 2-Year Recovery Forecast and 5.2% under the MDC 3-Year Recovery Forecast.
Depreciation & Amortization:   Based upon discussions with MDC management, Canaccord Genuity relied upon the underlying assumptions for depreciation that were included in the MDC Management Forecasts; however, Canaccord Genuity considered amortization separately, as part of the tax attributes described below.
Cash Taxes:   Canaccord Genuity utilized a tax rate of 27.8% throughout the forecast period in the MDC Base Case. Canaccord Genuity considered MDC’s projected net operating loss carryforward (“NOLs”) balance of $82.2 million as at December 31, 2020, separately, as part of the tax attributes described below.

Cash & Cash Equivalents:   For purposes of the DCF Analysis, Canaccord Genuity used the balance for cash and cash equivalents projected as at December 31, 2020, being $81.7 million based on the MDC Management Forecasts.
6.50% Senior Notes:   For purposes of the DCF Analysis, Canaccord Genuity used the principal balance of the Senior Notes, being $870.3 million.
Preference Shares:   The MDC Canada Series 4 Shares and MDC Canada Series 6 Shares are currently outstanding. Each of the MDC Canada Series 4 Shares and the MDC Canada Series 6 Shares accrete at 8.0% per annum, compounded quarterly, until the 5-year anniversary of their issue dates, respectively. For purposes of the DCF Analysis, Canaccord Genuity used the total accreted liquidation preference value for both the MDC Canada Series 4 Shares and MDC Canada Series 6 Shares, projected as at December 31, 2020, being $186.5 million based on the MDC Management Forecasts.
Fully-Diluted Shares Outstanding:   For purposes of the DCF Analysis, based upon discussions with MDC management, Canaccord Genuity adjusted the current number of outstanding MDC Canada Class A Common Shares (on a fully-diluted basis, and assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) to be the projected amount outstanding, as at December 31, 2020, by adding approximately 2.9 million MDC Canada Class A Common Shares which are expected to be issued in connection with deferred acquisition payments and restricted stock unit awards, net of expected forfeitures.
Terminal Year:   For purposes of the DCF Analysis, Canaccord Genuity relied upon terminal year cash flows which were based upon 2025E projections. Canaccord Genuity adjusted the terminal year depreciation to equal terminal year capital expenditures. In addition, MDC’s obligations pursuant to their deferred acquisition consideration (“DAC”) and other deferred payments in connection with mergers and acquisitions would be fulfilled by year-end December 31, 2025 and, as such, Canaccord Genuity did not include the effects of such payments in the terminal year.
The following is a summary of the unlevered free cash flow projections for the MDC Base Case, excluding synergies and the impact associated with tax attributes:
($ Millions, Unless Otherwise Stated)	2021E	2022E	2023E	2024E	2025E	Terminal Year	21E – 25E CAGR
Revenue	$1,264	$1,339	$1,420	$1,448	$1,477	$1,477	4.0%
Adjusted EBITDA	$198	$210	$223	$227	$232	$232	4.0%
Adjusted EBITDA Margin	15.7%	15.7%	15.7%	15.7%	15.7%	15.7%
Less: Depreciation	($25)	($23)	($22)	($22)	($21)	($20)
EBIT	$174	$187	$201	$206	$211	$212	5.0%
Less: Other (Expenses) / Income	($7)	($7)	($7)	($8)	($8)	($8)
Adjusted Profit Before Tax	$167	$180	$194	$198	$203	$204	5.0%
Less: Taxes	($46)	($50)	($54)	($55)	($56)	($57)
Unlevered Net Income	$121	$130	$140	$143	$146	$147	5.0%
Add: Depreciation	$25	$23	$22	$22	$21	$20
Less: Changes in NWC	$0	($1)	$0	$0	$0	$0
Less: Capital Expenditures	($18)	($19)	($20)	($20)	($20)	($20)
Less: DAC / M&A Payments	($57)	($53)	($46)	($18)	($20)	—
Less: Distributions to NCI	($18)	($11)	($3)	($3)	($3)	($3)
Less: Other (Expenses) Income	$0	($7)	($7)	($8)	($8)	($8)
Unlevered Free Cash Flow	$53	$61	$87	$116	$117	$136	22.0%

Discount Rates
Canaccord Genuity selected a range of discount rates, from 10.0% to 11.0%, to apply to the projected unlevered free cash flows in the MDC Base Case. Canaccord Genuity believes that this range of discount rates reflected (i) the risk inherent in MDC based on current market conditions and the competitive environment, and (ii) ranges used by financial and industry participants in evaluating assets of this nature.
Terminal Value
The terminal year unlevered free cash flow was derived on the basis of the assumptions highlighted by Canaccord Genuity herein. A terminal value was calculated using a discount rate range of 10.0% to 11.0%, and a perpetual growth rate range of 0.50% to 1.00%. These discount rate ranges and perpetual growth rate ranges were selected based on (i) Canaccord Genuity’s assessment of the risks and growth prospects for MDC, beyond the terminal year, (ii) the long-term outlook for both the North American and global marketing and advertising industries, beyond the terminal year, and (iii) other current market parameters that Canaccord Genuity considered relevant.
Summary of Discounted Cash Flow Analysis
The following table summarizes the results of the DCF Analysis for the MDC Valuation, assuming a discount rate range of 10.0% to 11.0%, and a perpetual growth rate range of 0.50% to 1.00%, under the MDC Base Case:
($ Millions, Other Than Per Share Values)	Low	High
Enterprise Value	$1,135	$1,323
Add: Cash & Cash Equivalents	$82	$82
Less: 6.50% Senior Notes (Face Value)	($870)	($870)
Less: Preference Shares (Liquidation Value)	($186)	($186)
Equity Value	$160	$348
MDC Canada Class A Common Shares (Fully-Diluted, Millions)	76.2	76.2
Equity Value Per MDC Canada Class A Common Share	$2.10	$4.57
Synergies
Canaccord Genuity considered whether there would be any material benefit and corresponding value that would accrue to the MDC Canada Class A Common Shares as a consequence of, and after giving effect to, the Stagwell Contributions (and calculated on a fully-diluted basis, but without giving effect to any conversion of either the MDC Canada Series 4 Shares or the MDC Canada Series 6 Shares). Based upon discussions with each of MDC management and Stagwell management, Canaccord Genuity determined that a material amount of synergies would be available through a reduction of general & administrative (“G&A”) and certain other expenses.
Cost Synergies:   Canaccord Genuity relied upon the consensus views from both MDC management and Stagwell management as it relates to potential cost synergies. As such, Canaccord Genuity relied upon and assumed $29.9 million of annual, run-rate cost synergies (being achieved over a 36-month period), as well as $23.9 million of associated one-time implementation costs required to realize such synergies.
Revenue Synergies:   Potential revenue synergies were discussed with each of MDC management and Stagwell management and considered by Canaccord Genuity, but ultimately did not form part of Canaccord Genuity’s analysis given the inherent uncertainty surrounding quantum, timing, achievability, and the impact on earnings of such synergies.
Canaccord Genuity estimated that a third-party purchaser would pay for 50% of such savings in an open and unrestricted market and, as such, Canaccord Genuity included 50% of such value related to cost synergies for the MDC Canada Class A Common Shares.

The following table summarizes the results of the synergy analysis, as it applies to the MDC Canada Class A Common Shares, assuming a discount rate range of 10.0% to 11.0%:
($ Millions, Other Than Per Share Values)	Low	High
Equity Value	$86	$95
MDC Canada Class A Common Shares (Fully-Diluted, Millions)	76.2	76.2
Equity Value Per MDC Canada Class A Common Share	$1.12	$1.25
Tax Attributes
Canaccord Genuity determined the net present value of MDC’s tax attributes separately from the operating cash flows in its DCF Analysis. MDC management estimates that MDC’s projected NOLs balance of $82.2 million as at December 31, 2020 will be used in the normal course. In addition, MDC management estimates that MDC will be able to use, in the normal course, $648 million of cumulative tax attributes related to the amortization of intangibles over the period from January 1, 2021 to December 31, 2040. Based upon discussions with MDC management, Canaccord Genuity relied upon MDC management’s assumption that only 80% of its total profit before taxes in any given year would be available to be shielded from taxes.
Canaccord Genuity selected a range of discount rates, from 12.0% to 14.0%, to apply to the projected levered free cash flows in the MDC Base Case. To estimate the potential net present value related to tax attributes, Canaccord Genuity used discount rates which represent the cost of equity, and applied such rates to the estimated cash savings.
Given the relative certainty of realization of such incorporated savings, Canaccord Genuity included 100% of such net present value related to tax attributes for the MDC Canada Class A Common Shares.
The following table summarizes the results of the tax attributes analysis, as it applies to the MDC Canada Class A Common Shares, assuming a discount rate range of 12.0% to 14.0%:
($ Millions, Other Than Per Share Values)	Low	High
Equity Value	$113	$120
MDC Canada Class A Common Shares (Fully-Diluted, Millions)	76.2	76.2
Equity Value Per MDC Canada Class A Common Share	$1.48	$1.58
Summary of Analyses
The following table summarizes the results of Canaccord Genuity’s analyses as it applies to the MDC Canada Class A Common Shares:
($ Millions, Other Than Per Share Values)	Low	High
DCF Analysis	$2.10	$4.57
Synergy Analysis	$1.12	$1.25
Tax Attributes Analysis	$1.48	$1.58
Equity Value (As Calculated)	$4.70	$7.40
Equity Value (Selected Range)	$4.70	$7.40
MDC Canada Class A Common Shares (Fully-Diluted, Millions)	76.2	76.2
Equity Value (Total)	$358	$564
Summary of the Stagwell Valuation
Discounted Cash Flow Analysis
The DCF Analysis approach took into account the amount, timing and relative certainty of projected, unlevered free cash flows expected to be generated by the Stagwell Subject Entities. Canaccord Genuity was

provided with the Stagwell Management Forecast. As a basis for the development of projected future unlevered cash flows for the Stagwell Subject Entities, Canaccord Genuity reviewed the Stagwell Management Forecast, as well as other information provided by, and discussions with, both Stagwell management and MDC management. For purposes of the DCF Analysis, Canaccord Genuity developed its own 5-year base case forecast covering the period from January 1, 2021 to December 31, 2025 (“Stagwell Base Case”), which was formed independently with the benefit of understanding the assumptions behind the Stagwell Management Forecast, as well as other information provided by, and discussions with, both Stagwell management and MDC management.
The major assumptions for the Stagwell Base Case are outlined below.
Revenue:   While the majority of the agencies comprising the Stagwell Subject Entities are not subject to recurring seasonal (on an annual basis) fluctuations, two of such agencies within the Marketing Communications segment, Targeted Victory and SKDK (together, the “Seasonal Agencies”), are subject to such seasonal fluctuations. The operations of the Seasonal Agencies differ materially from year to year as a result of the timing of political campaigns and the effects of whether or not the year in question is, or is not, an election year. As such, despite the global COVID-19 pandemic having a negative effect on Stagwell’s Content & Media segment, its Marketing Communications segment experienced an increase in revenues as a result of the 2020 United States federal election. In addition, Stagwell completed a number of acquisitions during the year-ended December 31, 2020. Accordingly, based on the Stagwell Management Forecast, revenue is forecast to increase from $618 million for the year-ended December 31, 2019, to a projected $649 million for the year-ended December 31, 2020. In developing the Stagwell Base Case, Canaccord Genuity accepted the Stagwell Management Forecast for revenue for the year-ended December 31, 2020. In developing the Stagwell Base Case, for the years-ended December 31, 2021 to December 31, 2025, based upon discussions with both Stagwell management and MDC management, as well as the long-term outlook for both the North American and global marketing and advertising industries (both as a whole and as it relates specifically to digital marketing and advertising), Canaccord Genuity adjusted the Stagwell Management Forecast downwards, resulting in a 2025E / 2020E CAGR for revenue of 6.5% under the Stagwell Base Case, versus 9.5% under the Stagwell Management Forecast.
Adjusted EBITDA Margin:   As a result of the global COVID-19 pandemic, Canaccord Genuity understands that Stagwell management implemented several cost-cutting initiatives throughout year-to-date 2020, which, when combined with the increase in revenues from its Seasonal Agencies and acquisitions, outweighed the reduced EBITDA and corresponding margins experienced in its Content & Media segment, resulting in a favorable impact to Stagwell’s adjusted EBITDA margin, as compared to historical periods. In developing the Stagwell Base Case, for the years-ended December 31, 2021 to December 31, 2025, based upon the above, as well as discussions with both Stagwell management and MDC management, and the long-term outlook for both the North American and global marketing and advertising industries (both as a whole and as it relates specifically to digital marketing and advertising), Canaccord Genuity adjusted the Stagwell Management Forecast downwards, resulting in a 2025E / 2020E CAGR for Adjusted EBITDA of 4.5% under the Stagwell Base Case, versus 7.2% under the Stagwell Management Forecast.
Depreciation & Amortization:   Based upon discussions with Stagwell management, Canaccord Genuity relied upon the underlying assumptions for depreciation that were included in the Stagwell Management Forecast; however, Canaccord Genuity considered amortization separately, as part of the tax attributes described below.
Cash Taxes:   Canaccord Genuity utilized a tax rate of 27.8% throughout the forecast period in the Stagwell Base Case. Canaccord Genuity considered the Stagwell Subject Entities’ projected NOLs balance of $27.3 million as at December 31, 2020, separately, as part of the tax attributes described below.
Cash & Cash Equivalents, Bank Debt, Term Loan, and Other Debt & Liabilities:   For purposes of the DCF Analysis, Canaccord Genuity used the balances for cash & cash equivalents, bank debt, term loan, and other debt & liabilities, projected as at December 31, 2020, based on discussions with Stagwell management, MDC management, and a review of the Draft QoE Report.
Terminal Year:   For purposes of the DCF Analysis, Canaccord Genuity relied upon terminal year cash flows which were based upon 2025E projections. Canaccord Genuity adjusted the following terminal year metrics to normalize for the effects of the Seasonal Agencies: Revenue, Adjusted EBITDA, and Distributions to Non- Controlling Interests (“NCI”). Such normalization adjustment was intended to reduce the impact, either positive or negative, from any year to year irregularities in the expected performance of the Stagwell Subject Entities caused by timing of political campaigns and the effects of whether or not the year in question is, or is not, an election year. Canaccord Genuity adjusted the terminal year depreciation to equal terminal year capital expenditures. In addition, given the fluctuations in non-cash working capital requirements as a result of the Seasonal Agencies, Canaccord Genuity did not assume any changes in non-cash working capital requirements for the terminal year.
The following is a summary of the unlevered free cash flow projections for the Stagwell Base Case, excluding synergies and the impact associated with tax attributes:
($ Millions, Unless Otherwise Stated)	2021E	2022E	2023E	2024E	2025E	Terminal Year	21E – 25E CAGR
Revenue	$678	$794	$782	$912	$888	$926	7.0%
Adjusted EBITDA	$125	$175	$149	$205	$172	$194	8.2%
Adjusted EBITDA Margin	18.5%	22.0%	19.1%	22.5%	19.3%	20.9%
Less: Depreciation	($16)	($18)	($18)	($21)	($21)	($21)
EBIT	$110	$156	$131	$184	$151	$173	8.4%
Less: Other (Expenses) / Income	$1	$1	$1	$1	$1	$1
Adjusted Profit Before Tax	$110	$157	$132	$184	$152	$174	8.3%
Less: Taxes	($31)	($44)	($37)	($51)	($42)	($48)
Unlevered Net Income	$80	$113	$95	$133	$110	$125	8.3%
Add: Depreciation	$16	$18	$18	$21	$21	$21
Less: Changes in NWC	($1)	($4)	$5	($3)	$7	—
Less: Capital Expenditures	($16)	($18)	($18)	($21)	($21)	($21)
Less: DAC / M&A Payments	($11)	($7)	($4)	($11)	—	—
Less: Distributions to NCI	($3)	($11)	($5)	($15)	($8)	($12)
Unlevered Free Cash Flow	$64	$91	$90	$104	$109	$113	14.0%
Discount Rates
Canaccord Genuity selected a range of discount rates, from 8.0% to 9.0%, to apply to the projected unlevered free cash flows in the Stagwell Base Case. Canaccord Genuity believes that this range of discount rates reflects (i) the risk inherent in the Stagwell Subject Entities based on current market conditions and the competitive environment, and (ii) ranges used by financial and industry participants in evaluating assets of this nature.
Terminal Value
The terminal year unlevered free cash flow was derived on the basis of the assumptions highlighted by Canaccord Genuity herein. A terminal value was calculated using a discount rate range of 8.0% to 9.0%, and a perpetual growth rate range of 0.50% to 1.00%. These discount rate ranges and perpetual growth rate ranges were selected based on (i) Canaccord Genuity’s assessment of the risks and growth prospects for the Stagwell Subject Entities, beyond the terminal year, (ii) the long-term outlook for both the North American and global marketing and advertising industries (both as a whole and as it relates specifically to digital marketing and advertising), beyond the terminal year, and (iii) other current market parameters that Canaccord Genuity considered relevant.
Summary of Discounted Cash Flow Analysis
The following table summarizes the results of the DCF Analysis, assuming a discount rate range of 8.0% to 9.0%, and a perpetual growth rate range of 0.50% to 1.00%, under the Stagwell Base Case:

($ Millions, Unless Otherwise Stated)	Low	High
Enterprise Value	$1,275	$1,531
Add: Cash & Cash Equivalents	$71	$71
Less: Bank Debt	($218)	($218)
Less: Term Loan	($90)	($90)
Less: Other Debt & Liabilities	($18)	($18)
Equity Value	$1,019	$1,276
Synergies
Canaccord Genuity considered whether there would be any material benefit and corresponding value that would accrue to the owners of the Stagwell Subject Entities as a consequence of, and after giving effect to, the Stagwell Contributions. Based upon discussions with each of Stagwell management and MDC management, Canaccord Genuity determined that a material amount of synergies would be available through a reduction of G&A and certain other expenses.
Cost Synergies:   Canaccord Genuity relied upon the consensus views from both Stagwell management and MDC management as it related to potential cost synergies. As such, Canaccord Genuity relied upon and assumed $29.9 million of annual, run-rate cost synergies (being achieved over a 36-month period), as well as $23.9 million of associated one-time implementation costs required to realize such synergies.
Revenue Synergies:   Potential revenue synergies were discussed with each of Stagwell management and MDC management and considered by Canaccord Genuity, but ultimately did not form part of Canaccord Genuity’s analysis given the inherent uncertainty surrounding quantum, timing, achievability, and the impact on earnings of such synergies.
Canaccord Genuity estimated that a third-party seller would negotiate and receive credit for 50% of such savings in an open and unrestricted market and, as such, Canaccord Genuity included 50% of such value related to cost synergies for the Stagwell Subject Entities.
The following table summarizes the results of the synergy analysis, as it applies to the Stagwell Subject Entities, assuming a discount rate range of 8.0% to 9.0%:
($ Millions, Unless Otherwise Stated)	Low	High
Equity Value	$107	$122
Tax Attributes
Canaccord Genuity determined the net present value of the Stagwell Subject Entities’ tax attributes separately from the operating cash flows in its DCF Analysis. Stagwell management estimated that only $16.8 million of the Stagwell Subject Entities’ projected NOLs balance of $27.3 million as at December 31, 2020 will be used in the normal course, with the remaining $10.5 million subject to various limitations. As such, Canaccord Genuity did not attribute any value to the $10.5 million of NOLs which have various limitations on their use. In addition, Stagwell management estimated that Stagwell would be able to use, in the normal course, $325 million of cumulative tax attributes related to the amortization of U.S. intangibles over the period from January 1, 2021 to December 31, 2033. Based upon discussions with Stagwell management, Canaccord Genuity relied upon Stagwell management’s assumption that 95% of its total profit before taxes in any given year would be available to be shielded from U.S. taxes. Further, Stagwell management estimated that Stagwell would be able to use, in the normal course, $96 million of cumulative tax attributes related to the amortization of foreign intangibles over the period from January 1, 2021 to December 31, 2033. Based upon discussions with Stagwell management, Canaccord Genuity relied upon Stagwell management’s assumption that only 5% of its total profit before taxes in any given year would be available to be shielded from foreign taxes.

Canaccord Genuity selected a range of discount rates, from 10.0% to 12.0%, to apply to the projected levered free cash flows in the Stagwell Base Case. To estimate the potential net present value related to tax attributes, Canaccord Genuity used discount rates which represent the cost of equity, and applied such rates to the estimated cash savings.
Given the relative certainty of realization of such incorporated savings, Canaccord Genuity included 100% of such net present value related to tax attributes for the Stagwell Subject Entities.
The following table summarizes the results of the tax attributes analysis, as it applies to the Stagwell Subject Entities, assuming a discount rate range of 10.0% to 12.0%:
($ Millions, Unless Otherwise Stated)	Low	High
Equity Value	$66	$72
Summary of Analyses
The following table summarizes the results of Canaccord Genuity’s analyses as it applies to the Stagwell Subject Entities:
($ Millions, Unless Otherwise Stated)	Low	High
DCF Analysis	$1,019	$1,276
Synergy Analysis	$107	$122
Tax Attributes Analysis	$66	$72
Equity Value (As Calculated)	$1,193	$1,470
Equity Value (Selected Range)	$1,200	$1,500
Risks of the Proposed Transactions
In the course of their deliberations, the MDC Special Committee, in consultation with MDC Canada management and after considering information provided to management by our legal and tax advisors, also considered a variety of risks (as described in greater detail under the heading “Risk Factors”) and other potentially negative factors relating to the Proposed Transactions, including the following:
•
The Proposed Transactions may result in material Canadian federal income tax (including material Canadian “emigration tax”) and/or material U.S. federal income tax for New MDC, the Company or the Combined Company (including in the future, as a result of, among other things, the Combined Company becoming a U.S. taxpayer and New MDC’s investment in OpCo). For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”.

•
The potential corporate tax cost of the Proposed Transactions (and in particular, the Redomiciliation, which is directly related to the valuation of the Company’s assets at the time of the Redomiciliation), and the risk that such valuation of the Company may be subject to audit risk, resulting in additional tax costs.

•
The Company may fail to realize the perceived benefits of the Proposed Transactions or its business may be impacted by the uncertainty associated with the Proposed Transactions.

•
U.S. governed companies incur greater risk of class action shareholder litigation as compared to Canadian governed companies.

•
The Proposed Transactions are conditional upon obtaining the Required Shareholder Approvals, the decision of the Minister of Canadian Heritage under the Investment Canada Act that he is satisfied that the Proposed Transactions are likely to be of net benefit to Canada for purposes of the Investment Canada Act, and approval under the HSR Act, and these approvals may not be obtained. Further, the MDC Board retains the discretion to proceed, or not to proceed, with the Proposed Transactions for any reason, including if a material number of MDC Canada Shareholders exercise their Dissent

Rights; MDC Canada Shareholders bring suit against the Company in connection with the Proposed Transactions or any disclosure with respect thereto; or if the tax cost is greater than anticipated.
•
If the IRS does not agree with the Company’s determination of the “all earnings and profits amount” attributable to the MDC Canada Shares, certain MDC Canada Shareholders may owe a higher than anticipated amount of U.S. federal income taxes as a result of the Proposed Transactions.

•
Completion of the Proposed Transactions (in particular, the Redomiciliation) may affect the timing of audit or reassessments by tax authorities.

•
The Company will allocate time and resources to effecting the Proposed Transactions and incur non-recurring costs related to the Proposed Transactions and there is no guarantee that the Proposed Transactions will be approved by MDC Canada Shareholders.

•
Unaudited pro forma financial information (such as the information included in this Proxy Statement/Prospectus) is illustrative in nature and may not be indicative of the results of operations or financial condition of the Combined Company following the Proposed Transactions.

•
The Company may choose to defer or abandon the Proposed Transactions.

•
If the Proposed Transactions are effected, the Company will be exempt from certain requirements under Canadian securities laws for the protection of minority shareholders in conflict of interest transactions, which requirements would include obtaining disinterested shareholder approval and a formal valuation of the proposed transaction under Canadian securities laws.

•
Completion of the Proposed Transactions may trigger certain provisions in agreements to which the Company or Stagwell is a party which may have adverse business consequences.

The foregoing description of the information and factors considered by the MDC Special Committee includes the negative factors considered by them, but is not intended to be exhaustive and may not include all of the factors considered, and, in view of the number and complexity of factors considered by the MDC Special Committee, the MDC Special Committee did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered by them in making their recommendations (and individual members of the MDC Board may have given different weights to different factors). The MDC Special Committee reached its recommendation based on the totality of the information presented to, and considered by, it through its deliberations.
The foregoing discussion of the information and factors considered by the MDC Special Committee is forward-looking in nature. This information should be read in light of the factors set forth in the sections entitled “Information Contained in Proxy Statement/Prospectus”, “Cautionary Statement Regarding Forward-Looking Statements”, “The Proposed Transactions — MDC’s Reasons for the Proposed Transactions”, “The Proposed Transactions — Risks of the Proposed Transactions” and “Risk Factors”.
The MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) has considered both the potential advantages of the Proposed Transactions and the potential risks and has unanimously determined that the Proposed Transactions are in the best interests of the Company and the MDC Canada Shareholders.
Certain Unaudited Prospective Financial Information
While MDC periodically provides public guidance to investors regarding certain financial performance metrics, such guidance is typically limited to the then-current fiscal year, and MDC does not, as a matter of course, make public projections as to future sales, earnings, or other results for extended periods due to, among other reasons, the uncertainty, unpredictability, and subjectivity of the underlying assumptions and estimates. In connection with their evaluation of the Proposed Transactions, however, each of Stagwell and MDC prepared and supplied the other party and the MDC Special Committee, as well as JP Morgan, Moelis and Canaccord Genuity, with certain unaudited prospective financial information described herein, including certain estimates of the potential cost savings and other synergies that may be achieved by the Combined Company as a result of the Proposed Transactions, net of certain costs to achieve such cost savings and synergies, which are referred to as the net synergies estimates and are summarized in the section entitled “The Proposed Transactions — Certain Estimated Cost Synergies” beginning on page 199. The unaudited prospective financial information and net synergies estimates included in this Proxy Statement/Prospectus are being provided solely because they were among the financial information made available to the MDC Special Committee and to its financial advisors in connection with their respective analysis of the Proposed Transactions. Such projected financial information, however, should not be relied upon as being indicative of future results, and readers of this Proxy Statement/Prospectus are cautioned not to place undue reliance on such financial projections or the net synergies estimates. There can be no assurances that such financial projections or net synergies estimates will be realized, and actual results and synergies may differ materially from those included herein.
In connection with its consideration of the Proposed Transactions, management of Stagwell prepared certain financial projections described herein, including unaudited prospective financial information for Stagwell on a stand-alone basis, without giving effect to the Proposed Transactions, but including certain assumptions regarding future growth initiatives for Stagwell, which are referred to herein as the “Stagwell Management Forecast”. Stagwell management provided the Stagwell Management Forecast to MDC, Moelis and Canaccord Genuity in connection with the parties’ discussions relating to the Proposed Transactions and for Moelis’s and Canaccord Genuity’s use in connection with their respective financial analyses and fairness opinions. Stagwell also provided the Stagwell Management Forecast as well as the net synergies estimates to JP Morgan in connection with its evaluation of the Proposed Transactions.
In connection with its consideration of the Proposed Transactions, MDC management prepared certain financial projections, including unaudited prospective financial information for MDC on a stand-alone basis for 2-year (the “MDC 2-Year Recovery Forecast”) and 3-year (the “MDC 3-Year Recovery Forecast”) recovery cases, without giving effect to the Proposed Transactions, which are referred to herein as the “MDC Management Forecasts”. In addition, to achieve closer alignment with the assumptions used by MDC management to prepare the MDC Management Forecasts, MDC management derived certain unaudited prospective financial information regarding Stagwell from the Stagwell Management Forecast, which derived information is referred to herein as the MDC projections for Stagwell, by making certain adjustments to the assumptions made by Stagwell. In addition, MDC management prepared certain unaudited pro forma projected financial information, giving effect to the Proposed Transactions and the net synergies estimates, which is referred to herein as the pro forma MDC projections. Such pro forma MDC projections were prepared on a basis different than the pro forma financial information included in this Proxy Statement/Prospectus in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 78. MDC management provided the MDC Management Forecasts to Stagwell in connection with the parties’ discussions relating to the Proposed Transactions, and provided the MDC Management Forecasts and the MDC projections for Stagwell, which, together, are referred to as the MDC projected financial information, and the net synergies estimates to the MDC Special Committee in connection with its evaluation of the Proposed Transactions, and to Moelis and Canaccord Genuity for their use in connection with their respective financial analyses and fairness opinions.
The projected financial information and net synergies estimates included in this Proxy Statement/Prospectus have been prepared by, and are the responsibility of, Stagwell and MDC’s management. Neither the independent auditors of MDC or Stagwell, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information and net synergies estimates contained in this Proxy Statement/Prospectus, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information or net synergies estimates.
The Stagwell projected financial information and the MDC projected financial information, collectively referred to as the projected financial information, as well as the net synergies estimates, were prepared solely for use in connection with evaluating and analyzing the Proposed Transactions and were not prepared with a view toward public disclosure, soliciting proxies or complying with the published guidelines established by the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. However, the prospective financial information and net synergies estimates contained in this Proxy Statement/Prospectus are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Proxy Statement/Prospectus are cautioned not to place undue reliance on the prospective financial information and net synergies estimates.

PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to Stagwell Marketing’s previously issued financial statements. It does not extend to the projected financial information and should not be read to do so.
Although management of each of Stagwell and MDC believes that there is a reasonable basis for the respective projected financial information and net synergies estimates prepared by them, based on information available at the time they were prepared, Stagwell and MDC caution shareholders that future results, and the cost savings and other synergies that may be realized from the Proposed Transactions, could be materially different from those included in the projected financial information and net synergies estimates, respectively. The projected financial information and net synergies estimates are subjective in many respects and, as a result, are subject to multiple interpretations and periodic revisions, based on actual experience and prevailing industry and general economic conditions. Because the projected financial information and net synergies estimates cover multiple years, such information by its nature becomes less predictive with each successive year. While presented with numerical specificity, the projected financial information and net synergies estimates are based upon numerous estimates, judgments, and assumptions that are inherently uncertain, difficult to predict, and beyond a party’s control. Although such estimates, judgments, and assumptions were considered reasonable by Stagwell management and MDC management, as applicable, as of the date of preparation of the projected financial information and net synergies estimates, they may prove to be inaccurate for any number of reasons, including general economic and industry conditions, competition, and the risks discussed in this Proxy Statement/Prospectus under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [•] and [•], respectively. The projected financial information and net synergies estimates also reflect assumptions as to certain business decisions that are subject to change. The inclusion of the projected financial information and net synergies estimates in this Proxy Statement/Prospectus will not be deemed an admission or representation by Stagwell or MDC that they are viewed by Stagwell or MDC as material information of Stagwell (either before or after completion of the Proposed Transactions) or MDC. The projected financial information and net synergies estimates are not being included in this Proxy Statement/Prospectus to influence your decision whether to vote for the Proposals, but because they were shared between Stagwell and MDC and provided to their respective boards of directors for purposes of evaluating the Proposed Transactions and to their respective financial advisors for purposes of their respective financial analyses and fairness opinions.
The projected financial information contains certain non-GAAP financial measures that management of Stagwell or MDC, as applicable, believes are helpful in understanding its respective financial performance. Financial measures included in projections provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the projected financial information, are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore such financial measures are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the MDC Board or its financial advisors in connection with the Proposed Transactions. Accordingly, no reconciliation of the financial measures included in the projected financial information is provided in this Proxy Statement/Prospectus.
None of Stagwell, MDC, or their respective affiliates, advisors, officers, directors, or other representatives can provide any assurance that actual results will not differ from the projected financial information and net synergies estimates, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the projected financial information and net synergies estimates to reflect circumstances existing after the date the projected financial information and net synergies estimates were prepared or to reflect the occurrence of future events. Except as required by applicable securities laws, neither Stagwell nor MDC intends to make publicly available any update or other revision to the projected financial information and net synergies estimates, even in the event that any or all of the underlying assumptions upon which they were based prove to be inaccurate or inappropriate for any reason.
None of Stagwell, MDC or any of their respective affiliates, advisors, officers, directors, or other representatives has made or makes any representation to any Stagwell stockholder, MDC stockholder, or any other person regarding the ultimate performance of the Combined Company if the Proposed Transactions are completed, or of Stagwell or MDC if the Proposed Transactions are not completed, or as to whether or not forecasted results included in the projected financial information and forecasted cost savings and other synergies included in the net synergies estimates will be achieved. Stagwell has made no representation to MDC, and MDC has made no representation to Stagwell, in the Transaction Agreement or otherwise, concerning the projected financial information or net synergies estimates.
Certain MDC Unaudited Prospective Financial and Operating Information
The following table summarizes the MDC Management Forecasts used by the MDC Special Committee for purposes of its consideration of the Proposed Transactions and approved by MDC management for use by Moelis and Canaccord Genuity for purposes of their respective financial analyses and fairness opinions. The MDC Management Forecasts were made available to Stagwell and JP Morgan.
3% LT Growth Case
	Years Ending December 31,
(in millions)	2021E	2022E	2023E	2024E	2025E
Net Revenue	$1,088	$1,190	$1,226	$1,263	$1,301
Adjusted EBITDA(1)	$201	$220	$231	$242	$254
Unlevered free cash flow(2)	$47	$69	$90	$126	$131

(1)
Adjusted EBITDA is a non-GAAP measure, calculated as earnings before interest, taxes, depreciation and amortization expense where applicable, and adjusted for any company specific one-time and non-recurring items.

(2)
Unlevered free cash flow is a non-GAAP measure, calculated as Adjusted EBITDA, less taxes on net operating profit (being Adjusted EBITDA less depreciation and less the 50% of stock-based compensation that is deductible) assuming a 27.8% tax rate, less stock-based compensation (which is treated as a cash expense), less capital expenditures, less changes in net working capital, less non-controlling interest distributions and less M&A payments.

2% LT Growth Case
	Years Ending December 31,
(in millions)	2021E	2022E	2023E	2024E	2025E
Net Revenue	$1,074	$1,138	$1,207	$1,231	$1,255
Adjusted EBITDA(1)	$191	$204	$217	$225	$232
Unlevered free cash flow(2)	$40	$59	$82	$114	$117

(1)
Adjusted EBITDA is a non-GAAP measure, calculated as earnings before interest, taxes, depreciation and amortization expense where applicable, and adjusted for any company specific one-time and non-recurring items.

(2)
Unlevered free cash flow is a non-GAAP measure, calculated as Adjusted EBITDA, less taxes on net operating profit (being Adjusted EBITDA less depreciation and less the 50% of stock-based compensation that is deductible) assuming a 27.8% tax rate, less stock-based compensation (which is treated as a cash expense), less capital expenditures, less changes in net working capital, less non-controlling interest distributions and less M&A payments.

Certain Stagwell Unaudited Prospective Financial and Operating Information
Certain Stagwell Stand-Alone Projections
The following table summarizes the Stagwell stand-alone projections prepared by Stagwell management and made available to MDC, Canaccord Genuity and Moelis.

	Years Ending December 31,
(in millions)	2021E	2022E	2023E	2024E	2025E
Net Revenue	$743	$882	$879	$1,041	$1,022
Political Avg. Net Revenue(1)	$760	$857	$911	$993	$1,067
Adjusted EBITDA(2)	$150	$198	$172	$237	$200
Political Avg. Adjusted EBITDA(1)	$170	$180	$191	$211	$225
Unlevered free cash flow(3)	$76	$107	$100	$113	$125

(1)
Political Avg. Net Revenue & Political Avg. Adjusted EBITDA are non-GAAP measures and are calculated assuming 2-year average (current and prior) for the SKDK and Targeted Victory agencies to reflect the political cycle in the United States, with all other agencies calculated using current year.

(2)
Adjusted EBITDA is a non-GAAP measure, calculated as earnings before interest, taxes, depreciation and amortization expense where applicable, and adjusted for any company specific one-time and non-recurring items.

(3)
Unlevered free cash flow is a non-GAAP measure, calculated as Adjusted EBITDA, less taxes on net operating profit (being Adjusted EBITDA less depreciation and less the 50% of stock-based compensation that is deductible) assuming a 27.8% tax rate, less stock-based compensation (which is treated as a cash expense), less capital expenditures, less changes in net working capital, less non-controlling interest distributions and less M&A payments.

Certain MDC Projections for Stagwell
The following tables summarize the MDC projections for Stagwell used by the MDC Special Committee for purposes of its consideration of the Proposed Transactions that were approved by MDC management for use by Canaccord Genuity and Moelis for purposes of their respective financial analyses and fairness opinions.
	Years Ending December 31,
(in millions)	2021E	2022E	2023E	2024E	2025E
Net Revenue	$693	$798	$781	$904	$873
Political Avg. Net Revenue(1)	$721	$767	$810	$864	$911
Adjusted EBITDA(2)	$125	$171	$143	$197	$161
Political Avg. Adjusted EBITDA(1). . . . . . . . . . . . . . . . . . .. .	$147	$153	$161	$174	$183
Unlevered free cash flow(3)	$65	$88	$84	$93	$104

(1)
Political Avg. Net Revenue & Political Avg. Adjusted EBITDA are non-GAAP measures and are calculated assuming 2-year average (current and prior) for the SKDK and Targeted Victory agencies to reflect the political cycle in the United States, with all other agencies calculated using current year.

(2)
Adjusted EBITDA is a non-GAAP measure, calculated as earnings before interest, taxes, depreciation and amortization expense where applicable, and adjusted for any company specific one-time and non-recurring items.

(3)
Unlevered free cash flow is a non-GAAP measure, calculated as Adjusted EBITDA, less taxes on net operating profit (being Adjusted EBITDA less depreciation and less the 50% of stock-based compensation that is deductible) assuming a 27.8% tax rate, less stock-based compensation (which is treated as a cash expense), less capital expenditures, less changes in net working capital, less non-controlling interest distributions and less M&A payments.

Certain Estimated Cost Synergies
Prior to Stagwell’s and MDC’s entering into the Transaction Agreement, each of Stagwell’s management and MDC’s management prepared and provided to its respective board of directors and financial advisors certain estimates of annual cost savings and other synergies anticipated to be realized by the Combined

Company following the Proposed Transactions. Such annual cost savings and synergies were estimated at approximately $30 million (excluding certain one-time costs of approximately $24 million to achieve such synergies), and are anticipated to be achieved by the end of the third year following completion of the Proposed Transactions. The material components of such synergies including anticipated cost savings in media, shared services, research, production, real estate, corporate and other “Selling, General and Administrative” expenses. Please see the sections entitled “The Proposed Transactions — Certain Unaudited Prospective Financial Information” beginning on page 78 of this Prospectus/Proxy Statement for further information regarding the uncertainties underlying the estimated synergies, as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 76 and 50, respectively, for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the Proposed Transactions.
Interests of MDC’s Directors and Executive Officers in the Proposed Transactions
In considering the recommendation of the MDC Board with respect to the Proposed Transactions, you should be aware that certain of MDC’s directors and executive officers have interests in the Proposed Transactions that may be different from, or in addition to, the interests of MDC Canada Shareholders generally. The MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on, or participating in any deliberations of the MDC Board with respect to the Proposed Transactions) were aware of the different or additional interests set forth herein and considered these interests, among other matters, during their deliberations on the merits of the Proposed Transactions and in deciding to recommend that MDC Canada Shareholders approve the Transaction Proposals.
Mark Penn, MDC’s Chairman & Chief Executive Officer, controls and has an ownership interest in Stagwell. In addition to Mr. Penn, MDC’s current executive officers are: Frank Lanuto, Chief Financial Officer; David Ross, General Counsel and Executive Vice President, Strategy and Corporate Development; and Vincenzo DiMaggio, Chief Accounting Officer. Messrs. Penn, Lanuto and Ross comprise MDC’s current named executive officers. In addition, Jonathan Mirsky, MDC’s former General Counsel who served as an executive officer of MDC in 2020 until his departure from MDC on September 30, 2020, has interests in the Proposed Transactions that may be different from, or in addition to, the interests of MDC Canada Shareholders generally.
Stagwell Ownership Interest and Stagwell Distribution
Mark Penn is President and Manager of the GP and owns an approximately 3% interest in Stagwell Media. Mr. Penn is also Chairman and Chief Executive Officer of MDC.
In connection with the consummation of the Proposed Transactions, Stagwell Media will be permitted to cause Stagwell Marketing to make a one-time draw under the Stagwell Revolving Credit Agreement in an amount equal to the difference between (i) $260 million, and (ii) the aggregate amount of net debt of the Stagwell Subject Entities as of the Closing, which amount Stagwell may cause to be paid the Stagwell Distribution. Following the payment of the Stagwell Distribution, Stagwell Media will be further entitled, in its sole discretion, to distribute any such amounts to its limited partners pursuant to the terms of its limited partnership agreement. Mark Penn is a limited partner of Stagwell Media and, through such ownership interest in Stagwell Media, is expected to receive a portion of the Stagwell Distribution, which is not expected to exceed $1 million. The portion of the Stagwell Distribution that Mr. Penn will be entitled to receive is dependent on the amount of the Stagwell Distribution and the terms of the limited partnership agreement of Stagwell governing distributions.
Tax Receivables Agreement Payments
Stagwell may be entitled to significant payments from the Combined Company under the Tax Receivables Agreement. Mark Penn may be entitled to a portion of such payments in his capacity as a limited partner of Stagwell. The portion of such payments that Mr. Penn may be entitled to receive is dependent on the amount of such payments and the terms of the limited partnership agreement of Stagwell governing distributions.

Treatment of MDC Incentive Awards
As described in the section entitled “The Transaction Agreement — Treatment of MDC Equity Awards” below, following the completion of the Proposed Transactions, each holder of MDC Incentive Awards, including directors and executive officers of MDC, will hold the same number of Combined Company Incentive Awards as the number of MDC Incentive Awards such holder held immediately prior to the effective time of the MDC Merger, except that the security referenced under or issuable upon exercise or settlement of each such Combined Company Incentive Award will be Combined Company Common Shares (or, as applicable, the cash equivalent) rather than MDC Canada Common Shares (or, as applicable, the cash equivalent). Except for the foregoing, following the completion of the Proposed Transactions, each MDC Incentive Award will continue to be governed by the same terms and conditions as were applicable to such MDC Incentive Award immediately prior to the effective time of the MDC Merger.
Accelerated Vesting of Certain MDC Incentive Awards Upon the Business Combination or a Qualifying Termination following the Business Combination
The Business Combination, if consummated, will constitute a “change in control” of MDC for purposes of the MDC Partners Inc. 2016 Stock Incentive Plan, as amended, the MDC Partners Inc. 2011 Stock Incentive Plan, and the inducement grant agreements described below. The terms of certain (but not all) of the MDC Incentive Awards held by MDC’s executive officers provide for full acceleration in connection with the Business Combination or upon certain qualifying terminations of employment in connection with or following the Business Combination. As a result, such MDC Incentive Awards may be accelerated upon consummation of the Business Combination, as described below.
Inducement Awards.   MDC granted one-time inducement awards in the form of stock appreciation rights (“SARs”) and restricted shares to certain of its executive officers when they were appointed as officers of MDC. These SARs will fully accelerate upon a “change in control” (as defined in the applicable SAR grant agreement), which includes the Business Combination. On April 5, 2019, Mr. Penn was granted an inducement award of 1,500,000 SARs, with an exercise price equal to $2.19, 1,000,000 of which remain unvested as of the date hereof and will vest in full and become exercisable upon the consummation of the Business Combination. 500,000 of Mr. Penn’s unvested SARs are otherwise scheduled to vest in the ordinary course on each of March 18, 2021 and March 18, 2022. On June 12, 2019, Mr. Lanuto was granted (i) 225,000 SARs, with an exercise price equal to $2.91 and (ii) 225,000 SARs, with an exercise price equal to $5.00, 300,000 of which remain unvested as of the date hereof and will vest in full and become exercisable upon the consummation of the Business Combination. 150,000 of Mr. Lanuto’s unvested SARs are scheduled to otherwise vest in the ordinary course on June 10, 2021. On June 13, 2018, Mr. DiMaggio was granted an inducement award of 25,000 restricted MDC Canada Class A Common Shares, which remain unvested as of the date hereof and will vest in full upon the consummation of the Business Combination. Mr. DiMaggio’s shares are otherwise scheduled to vest in the ordinary course on June 11, 2021.
2020 Stock LTIP Awards Issued in 2019.   In November 2019, MDC granted restricted shares under the Company’s 2011 and 2016 Stock Incentive Plans to each of Messrs. Penn, Lanuto, Ross, DiMaggio and Mirsky in the amount of 577,500, 99,000, 200,000, 33,333, and 121,000 shares, respectively. In the event of a termination of any such executive officer’s employment without “cause” or for “good reason” (each, if applicable, as defined in the applicable grant agreement) within one year following the consummation of the Business Combination these awards will vest (solely to the extent such shares are eligible to performance-vest based on actual performance, as determined by the Compensation Committee by March 1, 2021) and the restrictions with respect thereto will lapse. These restricted shares are otherwise scheduled to vest on December 31, 2022 (solely to the extent such shares are eligible to performance-vest based on actual performance, as determined by the Compensation Committee by March 1, 2021).
2020 Non-Employee Director Awards.   Any outstanding and unvested MDC Incentive Awards held by an MDC non-employee director who will not continue as a director of the Combined Company will vest in connection with their ceasing to continue on the Combined Company Board.
2019-20 Incentive/Retention Grant.   In June 2019, we granted Mr. Ross 137,500 restricted shares under the Company’s 2016 Stock Incentive Plan, 68,750 of which are currently unvested. A portion of these shares are scheduled to vest in the ordinary course on March 1, 2021 regardless of whether or not the

Business Combination is consummated, with the remaining shares being forfeited. Since the Business Combination will not be consummated prior to March 1, 2021 these restricted shares will be unaffected by the Business Combination.
Treatment of Long-Term Cash Incentive Awards
The Business Combination, if consummated, will constitute a “change in control” of MDC for purposes of the MDC Partners Inc. 2014 Long-Term Cash Incentive Plan (the “2014 LTIP Plan”).
2020 Cash LTIP Awards Issued in 2019. In November 2019, Messrs. Penn, Lanuto and Ross were each granted cash LTIP awards under the 2014 LTIP Plan in the amount of $1,155,000, $198,000 and $400,000, respectively. In connection with a “change in control” (as defined in the 2014 LTIP Plan) prior to December 31, 2022, each of the awards held by Messrs. Penn, Lanuto and Ross will vest in full, with the amount payable determined by multiplying the cash LTIP award by an EBITDA performance multiplier equal to the greater of (a) one (1) and (b) the EBITDA performance multiplier calculated in accordance with the terms of the 2020 Cash LTIP Award; provided, however, that if the price per share paid in such “change in control” is equal to or greater than 175% of the average closing trading price of one of the Company’s Class A Common Shares during the twenty (20) days preceding the grant date, then the EBITDA performance multiplier shall be two (2). If the “change in control” is not structured as a share acquisition and/or there is no price per share in the “change in control” (as would be the case with the Business Combination, if consummated) then the implied price per share paid in such “change in control” will be determined by the Human Resources & Compensation Committee of the MDC Board (the “MDC Compensation Committee”) in good faith immediately prior to such “change in control”. On October 28, 2020, the MDC Compensation Committee adopted an interpretive standard that the implied price per share paid with respect to the 2020 Cash LTIP Awards in connection with the Business Combination, if consummated, will be the average closing trading price of one of the Company’s Class A Common Shares during the five (5) trading days preceding the Closing Date.
In November 2019, Mr. Mirsky was granted a cash LTIP award under the 2014 LTIP Plan in the amount of $242,000. Pursuant to the terms of the separation agreement entered into between Mr. Mirsky and MDC, dated September 22, 2020, 12.5% of his 2020 Cash LTIP Award will automatically vest and be paid out on the date of a “change in control” (as defined in the 2014 LTIP Plan) occurring prior to December 31, 2022, in accordance with the terms and conditions of the 2014 LTIP Plan set forth above.
Certain of our current and former executive officers hold currently unvested cash LTIP awards that, pursuant to their terms and conditions, are scheduled to vest and payout, based on actual performance, on March 1, 2021. Since the Business Combination will not be consummated prior to March 1, 2021 these cash LTIP awards will be unaffected by the Business Combination.
Severance Benefits
MDC has entered into employment agreements with each of our executive officers, each of which provide for severance benefits and some of which provide for enhanced severance benefits in the event of certain qualifying terminations of employment in connection with or within one year following a “change in control” such as the Business Combination.
MDC entered into an employment agreement with Mr. Penn, dated March 14, 2019. Pursuant to his employment agreement, if MDC terminates Mr. Penn’s employment without “Cause,” or Mr. Penn terminates his employment for “Good Reason” (as defined in his employment agreement), then MDC is required to pay Mr. Penn a lump sum severance payment within 60 days of the date of termination equal to the product of 1.5 times the sum of  (i) his then-current base salary plus (ii) the amount of his annual discretionary bonus paid in respect of the year immediately prior to the applicable date of termination. Mr. Penn will also be entitled to a pro-rata portion of his annual discretionary bonus for the year of termination based on actual performance. Mr. Penn’s severance entitlement is the same regardless of whether the qualifying termination occurs in connection with a “change in control”. MDC entered into an employment agreement with Mr. Lanuto, dated May 6, 2019, pursuant to which, if MDC terminates Mr. Lanuto’s employment without “cause,” or if Mr. Lanuto terminates his employment for “good reason” (each as defined in the agreement) within one year following the closing date of a “change in control” (as defined in the agreement), which would include the Business Combination, Mr. Lanuto will be entitled to receive an enhanced lump sum severance payment equal to nine (9) months’ base salary.
MDC entered into an amended and restated employment agreement with Mr. Ross, dated February 27, 2017, pursuant to which, if MDC terminates Mr. Ross’s employment without “cause,” or Mr. Ross terminates his employment for “good reason” (each as defined in the agreement) within one year following the closing date of a “change of control” (as defined in the agreement), which would include the Business Combination, Mr. Ross will be entitled to a payment equal to two (2) times the sum of Mr. Ross’s then-current annual base salary plus the highest annual discretionary cash bonus he earned in the three years ending December 31 of the year immediately preceding his date of termination. Furthermore, Mr. Ross will also be allowed to continue participating for one year after termination on the same basis as before he was terminated in all benefit plans and, to the extent permitted under law, all retirement plans, provided, however, that if Mr. Ross becomes entitled to receive coverage and benefits in the same type of plan from another employer, he will no longer be able to participate in these benefit and retirement plans. MDC will be obligated to pay Mr. Ross the economic equivalent of the benefits in these plans if he is unable to participate in the plans.
We entered into an employment agreement with Mr. DiMaggio, dated May 8, 2018, pursuant to which, if MDC terminates Mr. DiMaggio’s employment without “cause,” or if Mr. DiMaggio terminates his employment for “good reason” (each as defined in the agreement) within one year following the closing date of a “change of control” (as defined in the agreement), which would include the Business Combination, Mr. DiMaggio will be entitled to enhanced severance benefits in the form of nine (9) months’ base salary continuation.
Continued Service as Executive Officers or Directors of the Combined Company
All of MDC’s current executive officers are expected to continue as employees of the Combined Company. Mr. Mark Penn is expected to serve as Chief Executive Officer of the Combined Company and Mr. David Ross is expected to serve as the General Counsel of the Combined Company. As of the date of this registration statement, none of MDC’s executive officers has entered into any amendments or modifications to his existing employment arrangements with the Company in connection with the Proposed Transactions. It is possible that the Combined Company may pursue agreements, arrangements or understandings with the Company’s executive officers, which may include new employment and/or severance agreements and new compensation and/or benefit plans, programs and arrangements (including cash and equity opportunities). Prior to the consummation of the Proposed Transactions, New MDC may initiate negotiations of these agreements, arrangements and understandings with the Company’s executive officers, and may enter into or adopt definitive agreements, arrangements and understandings on a going-forward basis to be effective following the consummation of the Proposed Transactions.
Furthermore, the Company expects the Combined Company to develop an executive compensation program that is designed to align compensation with the Combined Company’s business objectives and the creation of stockholder value, while enabling the Combined Company to attract, motivate and retain individuals who contribute to the long-term success of the Combined Company. The Company expects the Combined Company to seek shareholder approval for any executive compensation plan for which stockholder approval is required. Decisions regarding the executive compensation program will be made by the compensation committee of the Combined Company. To the extent any of our executive officers continue in the service of the Combined Company, they may participate and benefit from such executive compensation program.
In addition, following the Proposed Transactions, the Combined Company Board will consist of nine members, including Mr. Mark Penn and three individuals who currently serve as independent directors of MDC. The Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions. As of the date of this registration statement, none of our directors has entered into any amendments or modifications to his existing director arrangements with the Company in connection with the Proposed Transactions. Following the completion of the Proposed Transactions, the Combined Company’s compensation committee will determine the annual compensation to be paid to the members of the Combined Company Board.

Indemnification and Insurance
Pursuant to the terms of the Transaction Agreement, MDC’s current and former directors and executive officers will be entitled to certain ongoing indemnification for a period of six years and the Combined Company will maintain director and officer liability insurance policies for the Combined Company’s directors and executive officers for a period of six years. Such indemnification and insurance coverage is further described in the section entitled “The Proposed Transactions — Indemnification and Insurance”.
MDC Special Committee Compensation
As compensation for their service on the MDC Special Committee, (a) each member of the MDC Special Committee (other than the Chair) is entitled to receive $25,000 per every twelve meetings (or portion thereof) of the MDC Special Committee attended by such member, and (b) the Chair of the MDC Special Committee is entitled to receive $35,000 per every twelve meetings (or portion thereof) of the MDC Special Committee attended by the Chair.
Golden Parachute Compensation
In accordance with Item 402(t) of Regulation S-K, the below table entitled “Golden Parachute Compensation — Item 402(t) of Regulation S-K” sets forth the amount of payments and benefits that each of MDC’s named executive officers would or may receive in connection with the Proposed Transactions. This compensation is referred to as “golden parachute” compensation. The payments and benefits described below are calculated based on each named executive officer’s existing employment, cash incentive and equity arrangements with MDC and, with respect to Mr. Penn, his existing arrangements with Stagwell. No named executive officer will receive any pension or nonqualified deferred compensation enhancement, nor any tax reimbursement, that is based on or otherwise relates to the Proposed Transactions.
Please note that the amounts listed below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in footnotes to the table. For example, the below assumes that:
•
the effective time of the Business Combination is March 31, 2021;

•
the price per share of MDC common stock is $2.588, which represents the average closing market price of MDC’s common stock over the first five (5) business days following the first public announcement of the proposed Business Combination on December 21, 2020, as determined in accordance with Item 402(t) of Regulation S-K; and

•
each named executive officer experiences a “double-trigger” qualifying termination (a termination without “cause,” or resignation for “good reason”), in either case immediately following the effective time of the Business Combination.

The actual amounts, if any, payable to MDC’s named executive officers will depend on whether the named executive officer experiences a qualifying termination, the date of termination (if any) and the terms of the plans or agreements in effect at such time, and accordingly may differ materially from the amounts set forth below.
The below tables include information with respect to one of our former executive officers, Jonathan Mirsky, our former General Counsel, whose employment with MDC ended on September 30, 2020, as Mr. Mirsky is entitled to additional benefits as a result of the Proposed Transactions. Two of our former executive officers, David Doft, our Former Executive Vice President and Chief Financial Officer, and Mitchell Gendel, our Former Executive Vice President and General Counsel, both of whom departed MDC in 2019, are still considered named executive officers under Item 402(t), but are not included in the following tables because they are not entitled to any additional benefits as a result of the Proposed Transactions.

Golden Parachute Compensation — Item 402(t) of Regulation S-K
Compensation Subject to Non-Binding Advisory Vote Pursuant to Proposal 6: The Compensation Proposal
The below table entitled “Compensation Subject to Non-Binding Advisory Vote Pursuant to Proposal 6: The Compensation Proposal” sets forth the amount of payments and benefits that each of MDC’s named executive officers would or may receive in connection with the Proposed Transactions that is subject to a non-binding advisory vote of MDC’s shareholders pursuant to Proposal 6: The Compensation Proposal.
Compensation Subject to Non-Binding Advisory Vote Pursuant to Proposal 6: The Compensation Proposal
Name	Cash ($)	Equity ($)	Pension / NQDC ($)	Perquisites / Benefits ($)	Tax Reimbursement ($)	Other(9)	Total ($)
Mark Penn	$2,250,000(1)	1,693,570(4)	—	—	—	$1,155,000	$5,098,570
Frank Lanuto	$337,500(2)	$256,212(5)	—	—	—	$198,000	$791,712
David Ross	$2,700,000(3)	$517,600(6)	—	$23,875(8)	—	$400,000	$3,641,475
Jonathan Mirsky	—	—	—	—	—	$30,250(10)	$30,250

(1)
Represents a cash severance payment equal to the product of 1.5 times the sum of Mr. Penn’s  (i) current base salary of $750,000 plus (ii) an assumed annual discretionary bonus of $750,000 (which represent Mr. Penn’s annual bonus for 2019 since Mr. Penn’s annual bonus for 2020 has not yet been determined).

(2)
Represents a “double trigger” cash severance payment equal to nine (9) months of Mr. Lanuto’s base salary at $450,000.

(3)
Represents a “double trigger” cash severance payment equal to the product of 2 times the sum of Mr. Ross’s  (i) current base salary of $725,000 plus (ii) an annual discretionary bonus of $625,000 (the largest annual bonus paid to Mr. Ross in the prior three (3) years exclusive of 2020). Mr. Ross’ 2020 annual bonus has not yet been determined.

(4)
Represents value of “single trigger” equity acceleration, determined as follows: $199,000 of intrinsic value in respect of the 500,000 unvested SARs held by Mr. Penn as of the assumed closing date, based on the excess of the assumed $2.588 per share price over the $2.19 SAR exercise price and $1,494,570 of value in respect of Mr. Penn’s 577,500 unvested restricted shares.

(5)
Represents value of “single trigger” equity acceleration, determined as follows: $0 in intrinsic value in respect of the 150,000 unvested SARs with a $2.91 strike price held by Mr. Lanuto, $0 in intrinsic value in respect of the 150,000 unvested SARs with a $5.00 strike price held by Mr. Lanuto and $256,212 of value in respect of Mr. Lanuto’s 99,000 unvested restricted shares.

(6)
Represents value of “single trigger” equity acceleration of Mr. Ross’ 200,000 unvested restricted shares.

(7)
Represents value of “single trigger” equity acceleration, determined as follows: 121,000 Stock LTIP Awards at $2.588 per share prorated at 12.5%.

(8)
Represents estimated value of Mr. Ross’ “double trigger” severance entitlement to twelve (12) months of continued benefits under his employment agreement.

(9)
Amounts shown in this column reflect Cash LTIP Awards with an assumed EBITDA performance multiplier of one (1). The actual EBITDA performance multiplier has not yet been determined.

(10)
Amount shown reflects Cash LTIP Award prorated at 12.5% in accordance with the terms and conditions of Mr. Mirsky’s Separation Agreement.

Mark Penn is President and Manager of the GP and owns an approximately 3% interest in Stagwell Media. Mr. Penn is also Chairman and Chief Executive Officer of MDC. As described above, Mark Penn is a limited partner of Stagwell Media and, through such ownership interest in Stagwell Media, is expected to receive a portion of the Stagwell Distribution, which is not expected to exceed $1 million, in connection with the consummation of the Proposed Transactions. The portion of the Stagwell Distribution that Mr. Penn will be entitled to receive is dependent on the amount of the Stagwell Distribution and the terms of the limited partnership agreement of Stagwell governing distributions.
Indemnification and Insurance
The Combined Company Certificate of Incorporation will contain provisions that limit the liability of the directors of the Combined Company for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. Consequently, Combined Company directors will not be personally liable to the Combined Company or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•
any breach of the director’s duty of loyalty to the Combined Company or its stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
willful or negligent declaration and payment of unlawful dividends, or unlawful share purchases or redemptions; or

•
any transaction from which the director derived an improper personal benefit.

The Combined Company Bylaws will provide that the Combined Company is required to indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. The Combined Company Bylaws will also obligate the Combined Company to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding. In addition, the Combined Company will enter into agreements with Combined Company directors and officers to indemnify such directors and officers. With specified exceptions, these agreements will provide for indemnification against all liability and loss suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement by any of these individuals in any action, suit or proceeding, to the fullest extent permitted by applicable law. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Also, the Combined Company will maintain directors’ and officers’ liability insurance.
Ownership of MDC Canada Common Shares and MDC Canada Preferred Shares
As of the close of business on [           ], 2021, the directors and executive officers of the Company had the right to vote approximately (i) [      ] MDC Canada Class A Common Shares, representing approximately [      ]% of the MDC Canada Class A Common Shares then issued and outstanding and entitled to vote at the Meeting, (ii) [      ] MDC Canada Class B Common Shares, representing approximately [      ]% of the MDC Canada Class B Common Shares then issued and outstanding and entitled to vote at the Meeting, (iii) [      ] MDC Canada Series 4 Shares, representing approximately [      ]% of the MDC Canada Series 4 Shares then issued and outstanding and entitled to vote at the Meeting, and (iv) [      ] MDC Canada Series 6 Shares, representing approximately [      ]% of the MDC Canada Series 6 Shares then issued and outstanding and entitled to vote at the Meeting.
Mark Penn directly holds 602,500 MDC Canada Class A Common Shares, of which 577,500 are shares of unvested restricted stock that are not scheduled to vest until December 31, 2022 subject to achievement of financial performance targets and continued employment. The Stagwell Group directly holds 115,000 MDC Canada Class A Common Shares. Stagwell Holdings directly holds 14,285,714 MDC Canada Class A Common Shares. The Stagwell Group is the manager of Stagwell Holdings, and Mark Penn controls and has an ownership interest in The Stagwell Group; thus, without taking into account any conversion of the MDC Canada Series 6 Shares, Mark Penn is deemed to control an aggregate of the votes attached to 14,425,714 MDC Canada Class A Common Shares representing approximately [           ] % of the MDC Canada Class A Common Shares then issued and outstanding and entitled to vote at the Meeting. In addition, Stagwell Holdings holds all of the 50,000 issued and outstanding MDC Canada Series 6 Shares. The aggregate liquidation preference of the MDC Canada Series 6 Shares at December 31, 2020 was $57,651,257, subject to an 8% accretion, compounded quarterly until March 14, 2024. The current conversion price is $5.00 per MDC Canada Series 6 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 6 Shares held by Stagwell Holdings would be convertible into 11,530,251

MDC Canada Class A Common Shares. However, MDC Canada Series 6 Shares are not convertible into MDC Canada Class A Common Shares to the extent that, upon conversion into MDC Canada Class A Common Shares, the holder thereof and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the Common Class A Common Shares issuable thereupon.
Bradley Gross is a Managing Director of Goldman Sachs, which exercises the authority of BSPI. BSPI holds all of the 95,000 issued and outstanding MDC Canada Series 4 Shares. The aggregate liquidation preference of the MDC Canada Series 4 Shares at December 31, 2020 was $128,539,399, subject to an 8% accretion, compounded quarterly until March 7, 2022. The current conversion price is $7.42 per MDC Canada Series 4 Share, subject to customary anti-dilution protection, and therefore, the MDC Canada Series 4 Shares held by BSPI would be convertible into 17,323,369 MDC Canada Class A Common Shares. However, MDC Canada Series 4 Shares are not convertible into MDC Canada Class A Common Shares to the extent upon conversion the holder and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) a public sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the Common Class A Common Shares issuable thereupon.
MDC Canada Series 4 Shares and Combined Company Series 8 Shares
Bradley Gross is a Managing Director of Goldman Sachs, which exercises the authority of BSPI. BSPI holds all of the 95,000 issued and outstanding MDC Canada Series 4 Shares. The aggregate liquidation preference of the MDC Canada Series 4 Shares at December 31, 2020 was $128,539,399, subject to an 8% accretion, compounded quarterly until March 7, 2022. The current conversion price is $7.42 per MDC Canada Series 4 Share, subject to customaryanti-dilution protection, and therefore, the MDC Canada Series 4 Shares held by BSPI would be convertible into17,323,369 MDC Canada Class A Common Shares. However, MDC Canada Series 4 Shares are not convertible into MDC Canada Class A Common Shares to the extent that, upon conversion into MDC Canada Class A Common Shares, the holder thereof and its affiliates will beneficially hold more than 19.9% of the Company’s outstanding common shares or voting power, unless such conversion is in connection with and subject to completion of (A) apublic sale of the Company Class A Common Shares to be issued upon such conversion, if following consummation of such public sale such holder will not beneficially own in excess of 19.9% of the then outstanding Company Class A Common Shares or (B) a bona fide third party tender offer for the Common Class A Common Shares issuable thereupon.
Following the Closing, it is anticipated that the Combined Company Series 4 Shares will be cancelled and replaced on a one-to-one basis Combined Company Series 8 Shares. The terms of the Combined Company Series 8 Sharesare expected to be the same as those of the Combined Company Series 4 Shares, except that (i) the conversion price will be reduced to $5.00, (ii) the accretion rate will be 8.00% and from and after March 7, 2022 through March 14, 2024, the accretion rate will be 6.00%, and from and after March 15, 2024, the accretion rate will be 0% per annum and the base liquidation preference per convertible preference share will not increase during any period subsequent to March 14, 2024, and (iii) the holders of a majority of the Combined Company Series 8 Shares must approve (A) an increase or decrease in the number of authorized shares of a class or series having rights or privileged equal or superior to the Combined Company Series 8 Shares, (B) an exchange, replacement, reclassification or cancellation of all or part of the Combined Company Series 8 Shares, (C) an amendment, alteration, change, or repeal of any of the rights or privileges of the Combined Company Series 8 Shares or any series or shares having rights or privileges equal or superior to the Combined Company Series 8 Shares, (D) the creation or authorization of a new class or series of shares having rights or privileges equal to or superior to the Combined Company Series 8 Shares, (E) anyconstraint on the issuance, transferability, or ownership of the Combined Company Series 8 Shares, or (F) any of the foregoing with respect to the Series 8 preferred units of OpCo.

Dividend Policy
Within the last three years from the date of this Proxy Statement/Prospectus, the Company has not declared a dividend.
The payment of any future dividends will be at the discretion of the Combined Company Board and will depend upon limitations under applicable law and contained in the Stagwell Credit Agreements and the Debt Indenture, future earnings, capital requirements, the Combined Company’s general financial condition and general business conditions.
Accounting Treatment
The Proposed Transactions are accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to FASB Topic 805-10, Business Combinations, which provides guidance for the determination of the accounting acquirer for this transaction. In connection with the Proposed Transactions, Stagwell is the accounting acquirer (legal acquiree) and MDC is the accounting acquiree (legal acquirer). In identifying Stagwell as the acquiring entity for accounting purposes, MDC and Stagwell took into account a number of factors as of the date of this Form S-4, including the relative voting rights and the intended corporate governance structure of the Combined Company. Stagwell is considered the accounting acquirer since it controls the board of directors of New MDC and has an indirect ownership interest in the Combined Company’s only operating subsidiary through its approximately 74% ownership of the common units in OpCo (as may be adjusted in connection with the Stagwell Restructuring). Under the acquisition method of accounting, the assets and liabilities of MDC, as the accounting acquiree, will be recorded at their respective fair value as of the date the Proposed Transactions are completed.
Regulatory and Other Approvals
The Redomiciliation is subject to the authorization of the Director, duly appointed under Section 260 the CBCA. The Director is empowered to authorize the change of jurisdiction of organization of MDC to Delaware if, among other things, he is satisfied that the change of jurisdiction will not adversely affect MDC’s creditors or shareholders.
Subject to the authorization of the continuance by the Director, and the receipt of the Required Shareholder Approvals, the Company anticipates that it will file with the Secretary of State of the State of Delaware a certificate of corporate domestication and a certificate of incorporation pursuant to Section 388 of the DGCL, and that MDC will be domesticated in Delaware on the Redomiciliation Effective Date. Promptly thereafter, MDC intends to give notice to the Director that MDC has been domesticated under the laws of the State of Delaware and request that the Director issue MDC a certificate of discontinuance bearing the same date as the date of effectiveness of our certificate of corporate domestication and certificate of incorporation by the Secretary of State of the State of Delaware.
The Proposed Transactions are subject to expiration of the applicable waiting period under the HSR Act and receipt of approval under the Investment Canada Act. The statutory waiting period under the HSR Act expired on February 5, 2021 at 11:59 p.m., Eastern time. Stagwell submitted an application for approval under the Investment Canada Act on January 6, 2021. The Minister confirmed receipt of such application on February 1, 2021, initiating a 45-day statutory waiting period under the Investment Canada Act. Please refer to the section “The Transaction Agreement — Regulatory Approvals.”
Listing of the Combined Company Class A Common Shares; Reporting Requirements
The Combined Company Class A Common Shares will be listed on NASDAQ.
In addition, upon completion of the Proposed Transactions, the Combined Company will be subject to the same reporting requirements of the SEC, the mandates of the Sarbanes-Oxley Act and the applicable corporate governance rules of NASDAQ as the Company was before the Proposed Transactions. The Combined Company will be required to file periodic reports with the SEC on Forms 10-K, 10-Q and 8-K and comply with the proxy rules applicable to domestic issuers, as currently required of the Company. The Combined Company will also continue to be a reporting issuer in each of the provinces of Canada where the Company is currently a reporting issuer. In accordance with applicable Canadian securities laws, and consistent with current practice of the Company, following the Proposed Transactions the Combined Company will continue to file with the relevant Canadian securities regulatory authorities copies of its documents filed with the SEC under the U.S. Exchange Act in order to meet its Canadian continuous disclosure obligations and will continue to comply with all other applicable Canadian provincial securities laws.
Delisting and Reregistration of the MDC Canada Class A Common Shares
Following the MDC Merger, the MDC Delaware Class A Common Shares will cease to exist and will be delisted from NASDAQ, deregistered under the Exchange Act and cease to be publicly traded. Instead, Combined Company Class A Common Shares will be listed on NASDAQ and registered under the Exchange Act and the Combined Company will be the publicly listed parent company, successor to MDC Canada.
Application of Canadian Securities Laws — Multilateral Instrument 61-101
“Business Combination” Transaction
The Canadian securities regulatory authorities in the provinces of Ontario, Québec, Alberta, Manitoba and New Brunswick have adopted MI 61-101, which regulates transactions that raise the potential for conflicts of interest, including “issuer bids”, “insider bids”, “related party transactions” and “business combinations”. MI 61-101 is intended to regulate such types of transactions to ensure equality of treatment of securityholders when, in relation to a transaction, there are interested or related parties that, due to their position, could have an actual or reasonably perceived conflict of interest or informational advantage over other security holders. If MI 61-101 applies to a proposed transaction of a reporting issuer, MI 61-101 generally requires (subject to certain exemptions set out in MI 61-101): (i) such reporting issuer to provide securityholder with enhanced disclosure in documents sent to security holders, (ii) the approval of security holders excluding, among others, “interested parties” or “related parties” (as such terms are defined in MI 61-101), and (iii) a formal valuation prepared by an independent and qualified valuator.
A transaction, such as the Proposed Transactions, constitutes a “business combination” for purposes of MI 61-101 if, among other things, at the time such transaction is agreed to, a “related party” of the reporting issuer, such as a director, senior officer, or 10% shareholder would, as a consequence of the transaction, directly or indirectly, acquire the reporting issuer or the business of the reporting issuer.
The MDC Special Committee has determined that the Proposed Transactions constitute a “business combination” transaction for the purposes of MI 61-101, as The Stagwell Group, a “related party” of MDC as a since The Stagwell Group has beneficial ownership of, or control or direction over, directly or indirectly, securities of MDC carrying more than 10% of the voting rights attached to all of MDC’s outstanding voting securities, is combining with MDC as a consequence of the Proposed Transactions.
As a result of this determination, the Proposed Transactions, must be approved by at least a majority of the votes cast on the Special Approval Proposals by the MDC Canada Shareholders excluding Stagwell, Mark Penn, and BSPI (the “Disinterested Shareholders”) present in person or represented by proxy and entitled to vote at the Meeting and a formal valuation prepared by an independent and qualified valuator must be prepared in accordance with MI 61-101.
MI 61-101 requires that, in addition to any other required securityholder approval, a business combination must be approved by a simple majority of the votes cast by the “minority” securityholders of each class of affected securities (which in the case of MDC, consists of the MDC Canada Class A Common Shares, the MDC Canada Class B Common Shares, the MDC Canada Series 4 Shares and the MDC Canada Series 6 Shares), voting separately as a class. In relation to the Special Approval Proposals, the “minority” securityholders of MDC are all of the MDC Canada Shareholders other than the Disinterested Shareholders.
As the Proposed Transactions constitute a “business combination” for the purposes of MI 61-101, the minority approval requirements of MI 61-101 will apply in connection with the approval of the Proposed Transactions. The entering into of the Goldman Letter Agreement is a “connected transaction” under MI 61-101 and, as a result, the shares held by BSPI in the Company will be excluded for the purposes of obtaining minority approval under MI 61-101. Please refer to the section “Summary — Voting Arrangements — Goldman Letter Agreement” and and to the full text of the Goldman Letter Agreement included as Exhibits E to this Proxy Statement/Prospectus.
For the purposes of obtaining minority approval, the following classes will vote separately and require a majority of the votes of Disinterested Shareholders represented at the meeting in person by proxy (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class). The following chart outlines the number of MDC Canada Shares of each class of the MDC Canada Shares excluded from each class vote as of [           ], 2021.
	Minority Number of Shares	Excluded Number of Shares
Common Shares	[ ]	[ ]
Preferred Shares	[ ]	[ ]
The Company has made an application to the Ontario Securities Commission, as principal regulator, for an order exempting the Company from the requirements in subsection 8.1(1) of MI 61-101 to obtain minority approval for the Redomiciliation Proposal and the Business Combination Proposal from the holders of the MDC Canada Class A Common Shares and the MDC Canada Class B Common Shares voting separately as a class, and requiring instead that minority approval be obtained from all holders of MDC Canada Common Shares, excluding the votes attached to MDC Canada Common Shares beneficially owned, or over which control or direction is exercised, by any party specified in subsection 8.1(2) of MI 61-101, voting together as a single class. If the order is granted by the Ontario Securities Commission prior to the Meeting, the holders of MDC Canada Class A Common Shares and the MDC Canada Class B Common Shares will vote together as a single class pursuant to the Special Approval Thresholds.
Valuation
MI 61-101 also provides that, unless an exemption is available, a reporting issuer proposing to carry out a business combination is required to obtain a formal valuation of the affected securities and the Stagwell Subject Entities from a qualified independent valuator and to provide the holders of the “affected securities” (as defined in MI 61-101) with a summary of such valuation.
The MDC Special Committee determined that Canaccord Genuity was a qualified independent valuator, selected Canaccord Genuity, supervised the preparation of the Formal Valuation, and obtained a formal valuation from Canaccord Genuity in accordance with MI 61-101. In the Formal Valuation, Canaccord Genuity determined that as of December 21, 2020, and subject to the scope of review, assumptions and limitations contained therein, the fair market value of: (i) the MDC Canada Class A Common Shares (assuming the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares) ranged from $4.70 to $7.40 per MDC Canada Class A Common Share; and (ii) the Stagwell Subject Entities ranged from $1.2 billion to $1.5 billion. The summary of the Formal Valuation in this Proxy Statement/Prospectus is qualified in its entirety by, and should be read in conjunction with, the full text of the Canaccord Genuity Opinion and Formal Valuation attached to this Proxy Statement/Prospectus as Exhibit J. The full text of the Canaccord Genuity Opinion and Formal Valuation describes, among other things, the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Formal Valuation. MDC Canada Shareholders are encouraged to read the Canaccord Genuity Opinion and Formal Valuation carefully in its entirety. See “Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation”.
Prior Valuations and Offers
To the knowledge of the Company, after reasonable inquiry, there are no prior valuations that would need to be disclosed in connection with the Proposed Transactions. During the previous 24 months, the Company has not received any prior formal offers relating to the Company’s securities or other offers that are otherwise relevant to the Proposed Transactions.
Treatment of Existing MDC Equity Awards in the Proposed Transactions
Following the completion of the Proposed Transactions, each holder of MDC Incentive Awards will hold the same number of MDC Incentive Awards as the number of MDC Incentive Awards such holder held immediately prior to the Redomiciliation Effective Time, except that the security referenced under or issuable upon exercise or settlement of each such Combined Company Incentive Award will be Combined Company Common Shares (or, as applicable, the cash equivalent) rather than MDC Canada Common Shares (or, as applicable, the cash equivalent). Except for the foregoing, following the completion of the Proposed Transactions, each MDC Incentive Award will continue to be governed by the same terms and conditions as were applicable to such MDC Incentive Award immediately prior to the Redomiciliation Effective Time.
Treatment of Existing MDC Debt in the Proposed Transactions
Prior to the Closing, the MDC Credit Agreement is expected to be terminated in full.
In addition, prior to the Proposed Transactions, certain amendments to and waivers of the terms of the Debt Indenture are expected to be made effective and operative, following the Consent Solicitation. The Consent Solicitation was launched on January 21, 2021 and expired on January 4, 2021. The requisite consents of the Senior Note holders was received, and MDC expects to enter into a supplemental indenture to make such amendments and waiver effective (but not operative). As a result of such amendments, among other matters, the guarantors in respect of the Debt Indenture would cease to be determined by reference to the terms of the Credit Agreement and would, following the consummation of the Proposed Transactions, be determined by reference to the terms of the Stagwell Credit Agreements. Such amendments and waivers will become operative on MDC making of an announcement to that effect.
Pursuant to the terms of the Consent Solicitation, MDC has agreed to make certain payments to the Payment Holders. First, MDC will, at or around such time as the proposed amendment and waivers become effective, make a payment to the Payment Holders of $20 in respect of each $1,000 principal amount of Senior Notes outstanding. Second, if the amendments and waivers become operative, MDC will, at the closing of the Proposed Transactions, make the Consent Solicitation Consideration. Such second payment will not be made in the event that the proposed amendments and waivers do not become operative, the Proposed Transactions are not consummated, or the Senior Notes have been redeemed (or an irrevocable notice of redemption delivered), defeased or discharged prior to the time at which the proposed amendments and waivers might otherwise become operative.
The Stagwell Credit Agreements will require guarantees and security interests of each domestic material subsidiary of the Company, other than any domestic subsidiary of the Company with no material assets other than capital stock (and debt securities, if any) or one or more foreign subsidiaries that are CFCs, and, accordingly, each non-domestic guarantor of the Debt Indenture will cease to be required to, and will cease to, provide any guarantees in respect of the Debt Indenture.

DISSENTERS’ AND APPRAISAL RIGHTS
Dissenters’ Rights
The following is a summary of the provisions of the CBCA relating to an MDC Canada Shareholder’s Dissent Rights in respect of the Redomiciliation Proposal. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder that seeks payment of the fair value of its MDC Canada Shares and is qualified in its entirety by reference to the full text of Section 190 of the CBCA, which is attached to this Prospectus/Proxy Statement as Exhibit O.
The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholder should seek independent legal advice, as failure to comply strictly with the provisions of Section 190 of the CBCA may result in the loss of all Dissent Rights.
Each Dissenting Shareholder is entitled to be paid the fair value of all, but not less than all, of such Dissenting Shareholder’s MDC Canada Shares, provided that the Dissenting Shareholder strictly complies with the dissent procedures with respect to the Redomiciliation Proposal. Fair value is determined as of the close of business on the day before the date upon which the Proposed Transactions are approved by MDC Canada Shareholders.
In many cases, MDC Canada Shares beneficially owned by a holder are registered either (a) in the name of a broker, investment dealer or other intermediary that the beneficial MDC Canada Shareholder deals with in respect of such shares, or (b) in the name of a depositary, such as CDS, of which the intermediary is a participant. However, a beneficial MDC Canada Shareholder will not be entitled to exercise his, her or its Dissent Rights directly (unless the MDC Canada Shares are re-registered in the beneficial MDC Canada Shareholder’s name).
To exercise Dissent Rights, an MDC Canada Shareholder must dissent with respect to all of the MDC Canada Shares held by such MDC Canada Shareholder. In accordance with the provisions of the CBCA, registered MDC Canada Shareholder that wishes to dissent must deliver his, her or its written objection to the Redomiciliation Proposal (a “Dissent Notice”) to MDC Canada at 121 Bloor Street East, Suite 300, Toronto, ON M4W 3M5 at or before the Meeting and such Dissent Notice must strictly comply with the requirements of Section 190 of the CBCA. Any failure a Dissenting Shareholder to fully comply with the provisions of the CBCA may result in the loss of such holder’s Dissent Rights. Any beneficial MDC Canada Shareholders that wishes to exercise Dissent Rights must cause the registered MDC Canada Shareholder holding his, her or its MDC Canada Shares to deliver the Dissent Notice or instruct the registered holder to re-register the shares in the name of such beneficial MDC Canada Shareholder. MDC Canada Shareholders that vote in favor of the Redomiciliation Proposal will not be entitled to Dissent Rights but the failure of an MDC Canada Shareholder to vote against the Redomiciliation Proposal will not constitute a waiver of such MDC Canada Shareholder’s Dissent Rights and a vote against the Redomiciliation Proposal will not be deemed to satisfy notice requirements under the CBCA with respect to Dissent Rights.
If the Redomiciliation Proposal is approved and, pursuant to Section 190(6) of the CBCA, MDC Canada notifies a Dissenting Shareholder that provided a Dissent Notice that the Redomiciliation Proposal has been adopted, in order to exercise Dissent Rights, such MDC Canada Shareholder must, within 20 days after MDC Canada gives such notice, send to MDC Canada a written notice containing that holder’s name and address, the number of shares in respect of which the holder dissents (the “Dissent Shares”) and a demand for payment of the fair value of such shares. Such MDC Canada Shareholder must, within 30 days after sending such notice, send the certificate or certificates representing those Dissent Shares to MDC Canada or AST, whereupon, subject to the provisions of the CBCA relating to the termination of Dissent Rights, the MDC Canada Shareholder becomes a Dissenting Shareholder, and is bound to sell and MDC Canada is bound to purchase and cancel those MDC Canada Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of MDC Canada Shareholder in respect of such Dissent Shares, other than the rights set forth Section 190 the CBCA.
If a Dissenting Shareholder is ultimately entitled to be paid by MDC Canada for their Dissent Shares, such Dissenting Shareholder may enter an agreement with MDC Canada for the fair value of such Dissent

Shares. If such Dissenting Shareholder does not reach an agreement with MDC Canada, such Dissenting Shareholder, or MDC Canada, may apply to the Court, and the Court may:
(i)
determine the fair value of the Dissent Shares;

(ii)
join in the application of each Dissenting Shareholder who has not agreed with MDC on the amount of the fair value of the Dissent Shares; and

(iii)
make consequential orders and give directions as the Court considers appropriate.

In no circumstances will MDC Canada or any other Person be required to recognize a Person as a Dissenting Shareholder: (i) unless such Person is the registered holder of the MDC Canada Shares in respect of which Dissent Rights are sought to be exercised immediately prior to the Redomiciliation Effective Time; (ii) unless such Person has voted or instructed a proxy holder to vote such Dissent Shares in favor of the Redomiciliation Proposal; or (iii) unless such Person has strictly complied with the procedures for exercising Dissent Rights set out in Section 190 of the CBCA and does not withdraw such Dissent Notice prior to the Redomiciliation Effective Time.
Dissent Rights with respect to Dissent Shares will terminate and cease to apply to the Dissenting Shareholder if: (a) the Dissenting Shareholders withdraw the payment demand prior to an offer being made by MDC Canada, (b) MDC Canada fails to make an offer of payment and Dissenting Shareholder withdraws the Dissent Notice, or (c) the Proposed Transactions are not completed. If any of these events occur, MDC Canada must return the share certificates representing the MDC Canada Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as an MDC Canada Shareholder.
The discussion above is only a summary of the Dissent Rights, which are technical and complex. An MDC Canada Shareholder that intends to exercise Dissent Rights must strictly adhere to the procedures established in Section 190 of the CBCA and failure to do so may result in the loss of all Dissent Rights. Persons who are beneficial shareholders of MDC Canada Shares registered in the name of an intermediary, or in some other name, who wish to exercise Dissent Rights, should be aware that only the registered owner of such MDC Canada Shares is entitled to dissent.
Accordingly, each MDC Canada Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with Section 190 of the CBCA and seek his, her or its own legal advice.
An MDC Canada Shareholder who intends to exercise Dissent Rights is strongly urged to review the section below entitled “Certain Canadian Federal Income Tax Considerations” and to consult with their own tax advisors regarding the Canadian income tax treatment of exercising such Dissent Rights.
TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 190 OF THE CBCA, THE CBCA WILL GOVERN.
Appraisal Rights under Delaware Law
Under Delaware law, if a holder of MDC Delaware Class B Common Shares, MDC Delaware Series 4 Shares, or MDC Delaware Series 6 Shares of record does not wish to accept the consideration provided for in the Transaction Agreement and the MDC Merger is completed, such MDC Delaware stockholder has the right to seek appraisal of his, her or its MDC Delaware Class B Common Shares, MDC Delaware Series 4 Shares, or MDC Delaware Series 6 Shares and to receive payment in cash for the fair value of his, her or its MDC Delaware Class B Common Shares, MDC Delaware Series 4 Shares, or MDC Delaware Series 6 Shares, exclusive of any element of value arising from the accomplishment or expectation of the MDC Merger, as determined by the Court, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares. These rights are known as appraisal rights under Delaware law. The “fair value” of such shares as determined by the Court may be more or less than, or the same as, the consideration that the MDC Delaware stockholder is otherwise entitled to receive for the same number of shares under the terms of the Transaction Agreement. MDC Delaware stockholders of record who elect to exercise appraisal rights must not vote in favor of or consent in writing to the adoption of the Transaction Agreement, must properly demand appraisal of their shares and must comply with the other requirements of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. Failure to strictly comply with the procedures specified in a timely and proper manner will result in the loss of appraisal rights under Delaware law. An MDC Delaware stockholder of record who wishes to exercise appraisal rights, or preserve the ability to do so, must not approve the MDC Delaware Proxy Proposal.
Because the MDC Delaware Class A Common Shares will be listed on NASDAQ immediately prior to the MDC Merger, and because the holders of MDC Delaware Class A Common Shares are not required by the terms of the Transaction Agreement to accept for their shares anything other than Combined Company Class A Common Shares, which will be listed on NASDAQ following the MDC Merger, the holders of MDC Canada Class A Common Shares who will hold MDC Delaware Class A Common Shares immediately prior to the MDC Merger will not be entitled to appraisal rights in connection with the MDC Merger.
This section is intended only as a brief summary of the material provisions of the Delaware statutory procedures that an MDC Delaware stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Exhibit G to this Proxy Statement and incorporated by reference herein. Exhibit G should be reviewed carefully by any stockholder who wishes to exercise appraisal rights or who wishes to preserve the right to do so, since failure to comply with the procedures of the statute will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “MDC Delaware stockholders” or “you” are to the MDC Canada Shareholders that following the Redomiciliation will be the record holders of shares of MDC Delaware Class B Common Shares, MDC Delaware Series 4 Shares, or MDC Delaware Series 6 Shares immediately prior to the MDC Merger as to which appraisal rights are asserted. Unless otherwise noted, all references in this summary to “MDC Delaware Shares” are to the MDC Delaware Class B Common Shares, MDC Delaware Series 4 Shares, and MDC Delaware Series 6 Shares. A person having a beneficial interest in shares of MDC Delaware Shares immediately prior to the MDC Merger that will be held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.
Section 262 of the DGCL requires that, when a merger agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, each of the stockholders entitled to appraisal rights must be given notice of the approval of the merger and that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the merger is approved and no later than 10 days after the effective time of the merger. This Proxy Statement/Prospectus is not intended to constitute such notice under Section 262 of the DGCL. Only those MDC Canada Shareholders who do not vote in favor of the MDC Delaware Proxy Proposal and who did not grant the MDC Delaware Proxy are entitled to receive such notice. The notice may be given by MDC Delaware, if sent prior to the MDC Merger, or the Surviving Corporation if given after the MDC Merger. If given at or after the MDC Merger, the notice must also specify the time of the MDC Merger, otherwise, a supplementary notice will provide this information.
Following the MDC Merger, New MDC will send all non-consenting stockholders who satisfy the other statutory conditions the notice regarding the receipt of such written consents. An MDC Delaware stockholder electing to exercise his, her or its appraisal rights will need to take action at that time in response to such notice, but this description is being provided to all MDC Canada Shareholders now so that you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.
How to Preserve, Exercise and Perfect Your Appraisal Rights
In order to preserve your right to receive notice and to demand appraisal rights, you must not vote in favor of the MDC Delaware Proxy Proposal or grant the MDC Delaware Proxy. As described below, you must also continue to hold your shares through the completion of the MDC Merger.

If you elect to demand appraisal of your MDC Delaware Shares, you must deliver to MDC Delaware or New MDC, as applicable, at the specific address, which will be included in the notice of appraisal rights, a written demand for appraisal of your shares within 20 days after the date of the giving of such notice. A demand may be delivered by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Do not submit a demand before the date of the notice of appraisal rights, because under Delaware case law, a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.
An MDC Delaware stockholder wishing to exercise appraisal rights must hold of record MDC Delaware Shares on the date the written demand for appraisal is made and must continue to hold of record such shares through the effective time of the MDC Merger. Appraisal rights will be lost if your MDC Delaware Shares are transferred prior to the MDC Merger. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.
If you and/or the record holder of your MDC Delaware Shares fail to comply with all of the requirements of Section 262 of the DGCL to perfect your appraisal rights, and the MDC Merger is completed, you (assuming that you hold your shares through the MDC Merger) will be entitled to receive payment for your MDC Delaware Shares, as provided for in the Transaction Agreement, but you will have no appraisal rights with respect to your shares.
In order to satisfy Section 262 of the DGCL, a demand for appraisal in respect of shares of MDC Delaware Shares must reasonably inform MDC Delaware or the Surviving Corporation, as applicable, of the identity of the MDC Delaware stockholder of record and his, her or its intent to demand the appraisal of such holder’s MDC Delaware Shares. The demand cannot be made by the beneficial owner of MDC Delaware Shares if such beneficial owner does not also hold of record MDC Delaware Shares. The beneficial owner of MDC Delaware Shares must, in such cases, have the holder of record of such MDC Delaware Shares submit the required demand in respect of such shares.
If MDC Delaware Shares are held of record by a person other than the beneficial owner, including a fiduciary (such as a trustee, guardian or custodian) or other nominee, a demand for appraisal must be executed by such record holder. If the MDC Delaware Shares are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for an MDC Delaware stockholder; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder, who holds MDC Delaware Shares as a nominee for others, may exercise his, her or its right of appraisal with respect to the MDC Delaware Shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number and type of MDC Delaware Shares as to which appraisal is sought. Where no number of MDC Delaware Shares is expressly mentioned, the demand for appraisal will be presumed to cover all MDC Delaware Shares held in the name of the record holder.
Actions After Completion of the MDC Merger
At any time within 60 days after the effective time of the MDC Merger, any MDC Delaware stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party will have the right to withdraw a demand for appraisal and accept the consideration for his, her or its MDC Delaware Shares provided for in the Transaction Agreement by delivering to the Surviving Corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the MDC Merger will require written approval of the Surviving Corporation. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party and he, she or it has accepted the terms offered upon the MDC Merger within 60 days after the effective time of the MDC Merger, no appraisal proceeding in the Court will be dismissed as to any MDC Delaware stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just. If the Surviving Corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Court does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more or less than, or the same as, the consideration for his, her or its MDC Delaware Shares provided for in the Transaction Agreement.
Within 120 days after the effective time of the MDC Merger, but not thereafter, either the Surviving Corporation or any MDC Delaware stockholder who has complied with the requirements of Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court demanding a determination of the fair value of the MDC Delaware Shares held by all stockholders entitled to appraisal. Upon the filing of such a petition by an MDC Delaware stockholder, service of a copy of such petition will be made upon the Surviving Corporation. New MDC has no present intent to cause the Surviving Corporation to file such a petition and has no obligation to cause such a petition to be filed, and MDC Delaware stockholders should not assume that the Surviving Corporation will file a petition. Accordingly, the failure of an MDC Delaware stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective time of the MDC Merger, any MDC Delaware stockholder who has properly filed a written demand for appraisal, who did not approve the MDC Delaware Proxy Proposal and who has otherwise complied with the other such requirements of Section 262 of the DGCL, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), will be entitled to receive from the Surviving Corporation, a statement setting forth the aggregate number of MDC Delaware Shares for which a written consent adopting the Transaction Agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be given within 10 days after such request has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of MDC Delaware Shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation such statement.
If a petition for appraisal is duly filed by an MDC Delaware stockholder and a copy of the petition is served upon the Surviving Corporation, then the Surviving Corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment of their MDC Delaware Shares and with whom agreements as to the value of their MDC Delaware Shares have not been reached by the Surviving Corporation. After notice to MDC Delaware stockholders who have demanded appraisal and the Surviving Corporation, if such notice is ordered by the Court, the Court is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided by Section 262 of the DGCL. The Court may require MDC Delaware stockholders who have demanded payment for their MDC Delaware Shares and who hold MDC Delaware Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Court may dismiss the proceedings as to that stockholder.
After determining the MDC Delaware stockholders entitled to appraisal of their MDC Delaware Shares, the Court will appraise the MDC Delaware Shares in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court will determine the fair value of the MDC Delaware Shares as of the MDC Merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the MDC Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Court so determines, by the Surviving Corporation to the MDC Delaware stockholders entitled to receive the same upon surrender by those stockholders of the stock certificates representing their shares. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective time of the MDC Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the MDC Merger and the date of payment of the judgment. At any time before the entry of judgment in the proceeding, the surviving company may pay to each stockholder entitled to appraisal an amount in case, in which case interest will accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares as determined by the Court and (2) interests theretofore accrued, unless paid at that time.
No representation is made as to the outcome of the appraisal of fair value as determined by the Court and MDC Delaware stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration provided for in the Transaction Agreement. Moreover, MDC does not anticipate offering more than the consideration provided for in the Transaction Agreement to any stockholder exercising appraisal rights, and MDC reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of an MDC Delaware Share is less than the consideration provided for in the Transaction Agreement in respect of such share.
In determining “fair value,” the Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger and that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.
Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and imposed upon the Surviving Corporation and the MDC Delaware stockholders participating in the appraisal proceeding by the Court, as it deems equitable in the circumstances. Each MDC Delaware stockholder seeking appraisal is responsible for his, her or its attorneys’ and expert witness expenses; although, upon the application of a stockholder, the Court could order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all MDC Delaware Shares entitled to appraisal. Any MDC Delaware stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the MDC Merger, be entitled to deliver written consent or vote any MDC Delaware Shares subject to that demand for any purpose or to receive payments of dividends or any other distributions with respect to those MDC Delaware Shares, other than with respect to payments as of a record date prior to the effective time of the MDC Merger.
If no petition for appraisal is filed within 120 days after the effective time of the MDC Merger, then you will lose the right to appraisal and instead will receive the consideration for your MDC Delaware Shares pursuant to the Transaction Agreement. If you otherwise fail to perfect your appraisal rights or successfully withdraw your demand for appraisal then your right to appraisal will cease and you will only be entitled to receive the consideration for your MDC Delaware Shares pursuant to the Transaction Agreement.
FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF YOUR APPRAISAL RIGHTS.
In view of the complexity of Section 262 of the DGCL, MDC Canada Shareholders who may wish to pursue appraisal rights should consult their legal and financial advisors.
TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

THE TRANSACTION AGREEMENT
This section describes material terms of the Transaction Agreement. The description in this section and elsewhere in this Proxy Statement/Prospectus is qualified in its entirety by reference to the complete text of the Transaction Agreement, a copy of which is attached as Exhibit H and is incorporated by reference into this Proxy Statement/Prospectus. This summary does not purport to be complete and may not provide all of the information about the Transaction Agreement that might be important to you in determining how to vote. We urge you to read the Transaction Agreement carefully and in its entirety.
Explanatory Note Regarding the Transaction Agreement
The Transaction Agreement is attached to this Proxy Statement/Prospectus as Exhibit H and described in this summary to provide you with information regarding its terms. The Transaction Agreement contains representations and warranties by MDC, on the one hand, and by Stagwell, on the other hand, with respect to themselves and their respective subsidiaries (including, with respect to MDC, New MDC and Merger Sub and, with respect to Stagwell, the Stagwell Subject Entities) which were made solely for the benefit of the other parties for purposes of the Transaction Agreement. The representations, warranties and covenants made in the Transaction Agreement by MDC and Stagwell were qualified and subject to important limitations agreed to by MDC, New MDC, Merger Sub and Stagwell in connection with negotiating the terms of the Transaction Agreement, including specified exceptions and qualifications contained in information provided pursuant to certain disclosure letters that MDC, on the one hand, and Stagwell, on the other hand, delivered to each other in connection with the Transaction Agreement. In particular, in your review of the representations and warranties contained in the Transaction Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of allocating risk between the parties to the Transaction Agreement, rather than establishing matters as facts about MDC, New MDC, Merger Sub, MDC’s other subsidiaries, Stagwell, the Stagwell Subject Entities or any other person at the time they were made or otherwise. The representations and warranties may also be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Proxy Statement/Prospectus, may have changed since the date of the Transaction Agreement. Accordingly, the representations and warranties and other provisions of the Transaction Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Proxy Statement/Prospectus and in the documents incorporated by reference into this Proxy Statement/Prospectus. See the section of this Proxy Statement/Prospectus entitled “Where You Can Find More Information.”
Structure of the Proposed Transactions
Through a series of steps and transactions, including the Redomiciliation and MDC Merger, OpCo will become a direct subsidiary of New MDC and treated as a disregarded entity for U.S. tax purposes. Stagwell will make the Stagwell OpCo Contribution in exchange for the Stagwell OpCo Units, causing OpCo to become a partnership for U.S. tax purposes, and the Stagwell New MDC Contribution in exchange for the Stagwell Class C Shares. On a pro forma basis (and (i) without giving effect to the conversion of any Combined Company Preferred Shares and (ii) including unvested restricted stock and restricted stock units of MDC), following the completion of the Proposed Transactions, it is anticipated that the existing holders of MDC Canada Class A Common Shares (including Stagwell) and MDC Canada Class B Common Shares will receive Combined Company Class A Common Shares and Combined Company Class B Common Shares equal to approximately 26% of the common equity of the Combined Company and Stagwell would be issued an amount of Combined Company Class C Common Shares equivalent to approximately 74% of the voting rights of the Combined Company and exchangeable, together with Stagwell OpCo Units, for Combined Company Class A Common Shares on a one-for-one basis at Stagwell’s election following a six-month holding period. However, the number of Stagwell OpCo Units, the number of Stagwell Class C Shares and the percentage of the Combined Company that Stagwell will hold following the consummation of the Proposed Transactions will each be reduced, and the percentage of the Combined Company that existing MDC Canada Shareholders will hold will be proportionally increased, if Stagwell is unable to effect the Stagwell Restructuring prior to the Closing.

Following the completion of the Proposed Transactions, the Combined Company will be a Delaware incorporated corporation organized in an Up-C structure, in which all of the assets and business of MDC and assets and businesses contributed by Stagwell in the Stagwell OpCo Contribution will be held by OpCo, an entity treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes, and will be operated through OpCo and its subsidiaries. The Combined Company’s sole material asset will be the common units and preferred units of OpCo.
Completion and Effectiveness of the Proposed Transactions
The closing of the Stagwell Contributions will take place five business days after the conditions set forth in the Transaction Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions).
Consideration
Current, non-dissenting holders of MDC Canada Common Shares or MDC Canada Preferred Shares will own the same number of such Common Shares or Preferred Shares in the Combined Company following the Proposed Transactions, i.e., in connection with the Proposed Transactions, each such holder will receive:
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for each MDC Canada Class A Common Share, one Combined Company Class A Common Share,

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for each MDC Canada Class B Common Share, one Combined Company Class B Common Share,

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for each MDC Canada Series 4 Share, one Combined Company Series 4 Share; and

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for each MDC Canada Series 6 Share, one Combined Company Series 6 Share.

Treatment of MDC Equity Awards
Pursuant to the Transaction Agreement, following the completion of the Proposed Transactions, each holder of MDC Incentive Awards will hold the same number of MDC Incentive Awards as the number of MDC Incentive Awards such holder held immediately prior to the effective time of the MDC Merger, except that the security referenced under or issuable upon exercise or settlement of each such Combined Company Incentive Award will be Combined Company Common Shares (or, as applicable, the cash equivalent) rather than MDC Canada Common Shares (or, as applicable, the cash equivalent). Except for the foregoing, following the completion of the Proposed Transactions, each MDC Incentive Award will continue to be governed by the same terms and conditions as were applicable to such MDC Incentive Award immediately prior to the effective time of the MDC Merger.
Effect of the Proposed Transactions on the Company Debt
Prior to the completion of the Proposed Transactions, the MDC Credit Agreement is expected to be terminated in full.
In connection with the Proposed Transactions, the Company will accede as a borrower to each of the Stagwell Credit Agreements and, in connection with such accession, each domestic material subsidiary of the Company, other than any domestic subsidiary of the Company with no material assets other than capital stock (and debt securities, if any) or one or more foreign subsidiaries that are CFCs, will be required to guarantee and grant security in respect of the Stagwell Credit Agreements.
As noted above, and as a result of certain amendments to the terms of the Debt Indenture, in combination with the termination of the MDC Credit Agreement, each existing non-domestic guarantor of the Debt Indenture will cease to be required to, and will cease to, provide any guarantees in respect of the Debt Indenture, and, from the accession of the Company as a Borrower to the Stagwell Credit Agreements, each domestic material subsidiary of the Company, other than any domestic subsidiary of the Company with no material assets other than capital stock (and debt securities, if any) or one or more foreign subsidiaries that are CFCs, will be required to guarantee the Debt Indenture.

Withholding Rights
Each of Stagwell, MDC, OpCo and New MDC are entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to the Transaction Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended, and any successor provision of U.S. federal law (the “Code”), or any applicable provisions of state, local or foreign tax lax. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes of the Transaction Agreement as having been paid to the person in respect of which such deduction and withholding were made.
Representations and Warranties
MDC and Stagwell made customary representations and warranties in the Transaction Agreement on behalf of themselves and their respective subsidiaries (including, with respect to MDC, New MDC and Merger Sub) that are subject, in some cases, to specified exceptions and qualifications contained in the Transaction Agreement or in information provided pursuant to certain disclosure letters that MDC, on the one hand, and Stagwell, on the other, delivered to each other in connection with the Transaction Agreement. The representations and warranties made by MDC are also subject to and qualified by certain information included in certain filings MDC has made with the SEC.
Many of the representations and warranties are reciprocal and apply to MDC and Stagwell, as applicable, and their respective subsidiaries (including, with respect to MDC, New MDC and Merger Sub). Some of the more significant representations and warranties relate to:
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corporate organization, existence and good standing, and requisite corporate power and authority to carry on business;

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capital structure;

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corporate authority to enter into the Transaction Agreement and the enforceability thereof;

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required governmental approvals;

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the absence of any breach or violation of organizational documents or contracts as a result of entry into the Transaction Agreement or the consummation of Proposed Transactions;

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financial statements and, with respect to MDC, SEC reports, including their preparation in accordance with GAAP, and with respect to MDC, filing or furnishing with the SEC, and compliance with the applicable rules and regulations promulgated thereunder, and that such reports and financial statements fairly present, in all material respects, the relevant financial position and results of operations;

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the maintenance of internal disclosure controls and internal control over financial reporting;

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the absence of undisclosed liabilities;

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compliance with laws and government regulations, including environmental laws;

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compliance with applicable laws related to employee benefits and the Employment Retirement Income Security Act;

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the absence since the most recent balance sheet date of MDC or Stagwell, as applicable, of (i) events or circumstances that, in combination with any other events or circumstances, would reasonably be expected to have a material adverse effect or (ii) any action that would constitute a breach of certain interim operating covenants if such action was taken between the date of the Transaction Agreement and the Closing;

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the absence of certain material litigation, investigations, claims and actions;

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the reliability and accuracy of information supplied for this Proxy Statement/Prospectus;

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the accuracy and completeness of certain tax matters;

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the absence of collective bargaining agreements and other employment and labor matters;

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ownership of or right to intellectual property, and absence of infringement;

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title and rights to real property;

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in the case of MDC, the receipt of fairness opinions from financial advisors;

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in the case of MDC, the requisite vote of shareholders to consummate the Proposed Transactions;

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the existence of and compliance with certain material contracts;

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the existence and maintenance of insurance;

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the absence of undisclosed brokers’ fees or finders’ fees relating to the Proposed Transactions; and

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compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions.

MDC made additional representations and warranties in the Transaction Agreement in relation to the business of Merger Sub.
Many of the representations and warranties made by each of MDC and Stagwell are qualified by a “material adverse effect” standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the party making the representation and warranty). Certain of the representations and warranties are qualified by a general materiality standard or by a knowledge standard. For the purpose of the Transaction Agreement, a “material adverse effect” with respect to each of MDC or Stagwell means any fact, circumstance, occurrence, event, development, change or condition (each referred to as an “effect”) that, either individually or together with one or more other contemporaneously existing effects, is materially adverse to the business, financial condition, assets, liabilities or results of operation of MDC and its subsidiaries, taken as a whole, or the Stagwell Subject Entities, taken as a whole, as applicable, excluding:
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effects generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world where MDC or any of the Stagwell Subject Entities, as applicable, conducts business;

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effects in the industries in which MDC or any of the Stagwell Subject Entities, as applicable, conducts business;

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any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other law of or by any national, regional, state or local governmental entity, or market administrator;

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any changes in GAAP or accounting standards or interpretations thereof;

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any hurricane, tornado, flood, earthquake or other weather or natural disaster;

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any effects resulting from hostilities or acts of war (whether or not declared), civil disobedience, terrorism, military actions, geopolitical conditions or any escalation or worsening of the foregoing;

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any epidemic, pandemic or disease outbreak (including COVID-19), or other public health condition, or any other force majeure event;

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the announcement or the existence of the Transaction Agreement or the Proposed Transactions or the compliance with or performance of the Transaction Agreement;

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any taking of any action at the specific written request of the other party;

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any failure to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period; or

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in the case of MDC, any changes in the share price or trading volume of the MDC Canada Class A Common Shares or in MDC’s credit rating,

except, in each case, to the extent that such effect disproportionately affects MDC and its subsidiaries, taken as a whole, or the Stagwell Subject Entities, taken as a whole, as applicable, relative to other similarly situated companies in the industry in which MDC or the Stagwell Subject Entities, as applicable, operate.

THE DESCRIPTION OF THE TRANSACTION AGREEMENT IN THIS PROXY STATEMENT/PROSPECTUS HAS BEEN INCLUDED TO PROVIDE YOU WITH INFORMATION REGARDING ITS TERMS. THE TRANSACTION AGREEMENT CONTAINS REPRESENTATIONS AND WARRANTIES MADE BY AND TO THE PARTIES AS OF SPECIFIC DATES. THE STATEMENTS EMBODIED IN THOSE REPRESENTATIONS AND WARRANTIES WERE MADE FOR PURPOSES OF THE CONTRACT BETWEEN THE PARTIES AND ARE SUBJECT TO QUALIFICATIONS AND LIMITATIONS AGREED BY THE PARTIES IN CONNECTION WITH NEGOTIATING THE TERMS OF THE TRANSACTION AGREEMENT AND IN SOME CASES WERE QUALIFIED BY CONFIDENTIAL DISCLOSURES MADE BY THE PARTIES, WHICH DISCLOSURES ARE NOT REFLECTED IN THE TRANSACTION AGREEMENT ATTACHED AS EXHIBIT H TO THIS PROXY STATEMENT/PROSPECTUS. IN ADDITION, CERTAIN REPRESENTATIONS AND WARRANTIES WERE MADE AS OF A SPECIFIED DATE AND THE REPRESENTATIONS AND WARRANTIES WERE GENERALLY USED FOR THE PURPOSE OF ALLOCATING RISK BETWEEN THE PARTIES RATHER THAN ESTABLISHING MATTERS AS FACTS.
No Survival of Representations and Warranties
The representations and warranties in the Transaction Agreement of each of MDC and Stagwell on behalf of itself and its subsidiaries will not survive the consummation of the Proposed Transactions.
Covenants
Conduct of Business Pending the Proposed Transactions
Each of MDC, on behalf of itself and its subsidiaries, on the one hand, and Stagwell, on behalf of the Stagwell Subject Entities, on the other hand, have agreed to certain covenants in the Transaction Agreement regarding the conduct of their respective businesses between the date of the Transaction Agreement and the Closing. Between the date of the Transaction Agreement and the Closing, except as (1) set forth in the applicable party’s disclosure letter, (2) consented to in writing by the other party (which consent will not be unreasonably withheld, conditioned or delayed), (3) required by applicable law, (4) in connection with certain laws, directives, orders, guidelines and recommendations adopted in connection with or in response to COVID-19, or (5) otherwise expressly required or contemplated by the Transaction Agreement, each of MDC and its subsidiaries on the one hand, and the Stagwell Subject Entities, on the other hand, will carry on their respective businesses in the ordinary course consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to maintains their respective assets and preserve intact their respective businesses and operations.
Conduct of Business of MDC and its Subsidiaries Pending the Proposed Transactions
In addition, except as (1) set forth in MDC’s disclosure letter, (2) consented to in writing by Stagwell (which consent will not be unreasonably withheld, conditioned or delayed), (3) required by applicable law, (4) in connection with certain laws, directives, orders, guidelines and recommendations adopted in connection with or in response to COVID-19, or (5) otherwise expressly contemplated by the Transaction Agreement, between the date of the Transaction Agreement and the Closing, MDC agreed (subject to certain other exceptions, conditions and qualifications set forth in the Transaction Agreement) that it will not, and will cause its subsidiaries not to:
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adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments;

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other than with respect to direct or indirect wholly-owned subsidiaries, merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements providing for the sale, lease, pledge, assignment or other disposition of their respective material assets, operations or business;

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acquire any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit, whether by merger or consolidation, purchase of substantial assets or equity interest or any other manner, from any other person;

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except for equity-based or equity-related awards issued pursuant to MDC incentive plans with respect to MDC Canada Common Shares (“MDC Incentive Awards”) and outstanding as of the date of the Transaction Agreement or granted thereafter in the ordinary course of business consistent with past practice (and subject to certain other conditions as set forth and more particularly described in the Transaction Agreement), issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, units, warrants, phantom stock, stock appreciation rights, or any other equity or equity-based compensation or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

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create or incur any lien securing indebtedness for borrowed money (other than a lien currently provided for under the MDC Credit Agreement, any permitted lien and/or the grant of any cash collateral in respect of letters of credit issued in respect of, or otherwise securing, ordinary course operating liabilities) on any assets having a value in excess of a certain threshold;

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make any loans, advances, capital contributions to or investments in any person, other than between or among MDC and one or more its subsidiaries, in each case in excess of a certain threshold, or make any guarantees;

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declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for declared dividends paid by any direct or indirect wholly-owned subsidiary to MDC or any other direct or indirect wholly-owned subsidiary) or enter into any contract with respect to the voting of its capital stock;

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reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

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incur any indebtedness for borrowed money (which, for the avoidance of doubt, does not include obligations in respect of cash-collateralized letters of credit issued in respect of, or other grants of cash collateral securing, ordinary course operating liabilities), other than between or among MDC and one or more its subsidiaries, or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice and (B) guarantees incurred in compliance with the interim operating covenants under the Transaction Agreement;

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make or authorize any capital expenditure in excess of a certain threshold;

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(A) enter into any contract that contains (i) exclusivity or similar provisions, (ii) non-solicitation provisions, or (iii) “most favored nation” provisions, in each case that would limit in any material respect, following the Closing, MDC and its subsidiaries, taken as a whole, from engaging in their businesses; or (B) enter into any other contract that would have been classified as material contract pursuant to the Transaction Agreement had it been entered into prior to the date of the Transaction Agreement, other than (1) contracts entered into in the ordinary course of business consistent with past practice or (2) contracts with existing or new clients;

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make any material changes with respect to material accounting policies or procedures, except as required by changes in applicable law or GAAP;

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settle any suit, action, litigation or other proceeding (A) for an amount in excess of certain individual and aggregate thresholds or (B) in a manner that would impose any material restrictions on its assets, operations or businesses or result in any injunction or equitable relief against MDC or any of its subsidiaries (or, following the Closing, any Stagwell Subject Entity);

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modify or amend in any material respect, grant a material waiver under or terminate any material contract other than in the ordinary course of business consistent with past practice;

•
change in any material respect any material method of accounting for tax purposes; (B) enter into any agreement with any governmental entity (including a “closing agreement” under Code

Section 7121) with respect to any material tax or material tax returns (other than in the ordinary course of business); (C) surrender a right to a material tax refund; (D) change an accounting period with respect to any material tax; (E) file an amended tax return; (F) change or revoke any material election with respect to taxes; (G) make any material election with respect to taxes that is inconsistent with past practice; (H) file any tax return that is inconsistent with past practice; or (I) consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment (other than in the ordinary course of business);
•
transfer, sell, lease, license, mortgage, pledge, divest, abandon, allow to lapse, cancel, fail to renew, fail to continue to prosecute, protect or defend or otherwise dispose of any material tangible or intangible assets (including intellectual property), licenses, operations, rights, product lines, businesses or interests therein, including the capital stock of any of its subsidiaries, except in connection with services provided in the ordinary course of business and sales or other dispositions of obsolete or worn-out assets, except for sales, leases, licenses, divestitures, cancellations, abandonments, lapses, expirations or other dispositions of assets with a fair market value not in excess of a certain threshold and, with respect to licenses of intellectual property, except for (A) any contract for open source software and (B) non-exclusive licenses that are commercially available “off-the-shelf” licenses or granted to or by service providers or to or by customers in which the grant of intellectual property is incidental to other performance under such contracts and entered into in the ordinary course of business consistent with past practice;

•
except as required to comply with applicable data protection laws, materially modify any privacy policies, notices or statements in a manner that (A) limits the ability or right of MDC or any of its subsidiaries to share or transfer data in connection with the Proposed Transactions, or (B) limits MDC’s or any subsidiary of MDC’s (or following the Closing, any Stagwell Subject Entity’s) use of the data;

•
(A) except to the extent required by any of MDC’s employee benefit plans as in effect on the date of the Transaction Agreement, grant any loan to or materially increase the compensation or benefits of any current or former director, officer, employee contractor or consultant of MDC of any of its subsidiaries, other than in the ordinary course of business consistent with past practice, (B) amend, adopt, establish, agree to establish, enter into or terminate any collective bargaining agreement or other labor union contract, (C) take any action to fund or in any other way secure the payment of compensation or benefits under any such benefit plan, or (D) hire any new employee, except for the hire of employees in the ordinary course of business consistent with past practice (including to fill vacancies) where such hiring does not relate to an employee with an annual base salary in excess of a certain threshold;

•
change in any material respect any policies or procedures for or timing of the collection of accounts receivable (or any other trade receivables), payment of accounts payable (or any other trade payables), billing of its customers, pricing and payment terms, cash collections, cash payments or terms with suppliers, in each case, other than changes required by suppliers, vendors and service providers or otherwise occurring in the ordinary course of business;

•
amend, terminate or allow to lapse any material licenses; or

•
agree, authorize or commit to do any of the foregoing.

Conduct of Business of the Stagwell Subject Entities Pending the Proposed Transactions
In addition, except as (1) set forth in Stagwell’s disclosure letter, (2) consented to in writing by MDC (which consent will not be unreasonably withheld, conditioned or delayed), (3) required by law, (4) in connection with certain laws, directives, orders, guidelines and recommendations adopted in connection with or in response to COVID-19, or (5) otherwise expressly contemplated by the Transaction Agreement, between the date of the Transaction Agreement and the Closing, Stagwell agreed (subject to certain other exceptions, conditions and qualifications set forth in the Transaction Agreement) that it will cause the Stagwell Subject Entities not to:
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adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments;

•
other than with respect to direct or indirect wholly-owned subsidiaries, merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements providing for the sale, lease, pledge, assignment or other disposition of their respective material assets, operations or business;

•
acquire any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit, whether by merger or consolidation, purchase of substantial assets or equity interest or any other manner, from any other person;

•
issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, units, warrants, phantom stock, stock appreciation rights, or any other equity or equity-based compensation or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•
create or incur any lien securing indebtedness for borrowed money (other than a lien currently provided for under the Stagwell Credit Agreements, any permitted lien and/or the grant of any cash collateral in respect of letters of credit issued in respect of, or otherwise securing, ordinary course operating liabilities) on any assets having a value in excess of a certain threshold;

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make any loans, advances, capital contributions to or investments in any person, other than between or among one or more Stagwell Subject Entities, in each case in excess of a certain threshold or make any guarantees (other than pursuant to the Stagwell revolver financing and the Stagwell term loan financing and termination of the MDC Credit Agreement);

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declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for declared dividends paid by any direct or indirect wholly-owned subsidiary of Stagwell to SMGH or any other direct or indirect wholly-owned subsidiary of SMGH and the declaration and payment of cash dividends by SMGH or any of its subsidiaries to Stagwell (so long as such cash dividends would not cause the requirement that the Stagwell Subject Entities be contributed with no greater than $260 million in the aggregate of net debt (the “Stagwell Net Debt Condition”) to fail to be satisfied at the Closing) or enter into any contract with respect to the voting of its capital stock;

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reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

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incur any indebtedness for borrowed money (which, for the avoidance of doubt, does not include obligations in respect of cash-collateralized letters of credit issued in respect of, or other grants of cash collateral securing, ordinary course operating liabilities), other than between or among one or more Stagwell Subject Entities, or guarantee such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice not in excess of a certain threshold, (B) guarantees incurred in compliance with the interim operating covenants under the Transaction Agreement and (C) incurrence of indebtedness that would not cause the Stagwell Net Debt Condition to fail to be satisfied at the Closing;

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make or authorize any capital expenditure in excess of a certain threshold,

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enter into any contract that would constitute a material contract under the Transaction Agreement had it been entered into prior to the date of the Transaction Agreement, other than (i) in the ordinary course of business consistent with past practice or (ii) contracts with existing or new clients;

•
make any material changes with respect to material accounting policies or procedures, except as required by changes in applicable law or GAAP;

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settle any suit, action, litigation or other proceeding (A) for an amount in excess of certain individual and aggregate thresholds or (B) in a manner that would impose any material restrictions on its assets, operations or businesses or result in any injunction or equitable relief against any Stagwell Subject Entity (or, following the Closing, MDC or any of MDC’s subsidiaries);
•
modify or amend in any material respect, grant a material waiver under or terminate any material contract other than in the ordinary course of business consistent with past practice;

•
(A) change in any material respect any material method of accounting for tax purposes; (B) enter into any agreement with any governmental entity (including a “closing agreement” under Code Section 7121) with respect to any material tax or material tax returns (other than in the ordinary course of business); (C) surrender a right to a material tax refund; (D) change an accounting period with respect to any material tax; (E) file an amended tax return; (F) change or revoke any material election with respect to taxes; (G) make any material election with respect to taxes that is inconsistent with past practice; (H) file any tax return that is inconsistent with past practice; or (I) consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment (other than in the ordinary course of business);

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transfer, sell, lease, license, mortgage, pledge, divest, abandon, allow to lapse, cancel, fail to renew, fail to continue to prosecute, protect or defend or otherwise dispose of any material tangible or intangible assets (including intellectual property), licenses, operations, rights, product lines, businesses or interests therein, including the capital stock of any subsidiary, except in connection with services provided in the ordinary course of business and sales or other dispositions of obsolete or worn-out assets, except for sales, leases, licenses, divestitures, cancellations, abandonments, lapses, expirations or other dispositions of assets with a fair market value not in excess of a certain threshold and, with respect to licenses of intellectual property, except for (A) any contract for open source software and (B) non-exclusive licenses that are commercially available “off-the-shelf” licenses or granted to or by service providers or to or by customers in which the grant of intellectual property is incidental to other performance under such contracts and entered into in the ordinary course of business consistent with past practice;

•
except as required to comply with applicable data protection laws, materially modify any privacy policies, notices or statements in a manner that (A) limits the ability or right of the Stagwell Subject Entities to share or transfer data in connection with the Proposed Transactions, or (B) limits any Stagwell Subject Entity’s (or, following the Closing, MDC’s or any subsidiary of MDC’s) use of the data;

•
(A) except to the extent required by any employee benefit plans of a Stagwell Subject Entity as in effect on the date of the Transaction Agreement, grant any loan to or materially increase the compensation or benefits of any current or former director, officer, employee, contractor or consultant of the Stagwell Subject Entities, other than in the ordinary course of business consistent with past practice, (B) amend, adopt, establish, agree to establish, enter into or terminate any collective bargaining agreement or other labor union contract, (C) take any action to fund or in any other way secure the payment of compensation or benefits under any such employee benefit plan, or (D) hire any new employee, except for the hire of employees in the ordinary course of business consistent with past practice (including to fill vacancies) where such hiring does not relate to an employee with an annual base salary in excess of a certain threshold;

•
change in any material respect any policies or procedures for or timing of the collection of accounts receivable (or any other trade receivables), payment of accounts payable (or any other trade payables), billing of its customers, pricing and payment terms, cash collections, cash payments or terms with suppliers, in each case, other than changes required by suppliers, vendors and service providers or otherwise occurring in the ordinary course of business;

•
amend, terminate or allow to lapse any material licenses; or

•
agree, authorize or commit to do any of the foregoing.

Post-Closing New MDC Board
Pursuant to the Transaction Agreement, effective as of the Closing, the New MDC Board will consist of nine members, including Mr. Mark Penn, three current independent directors of MDC to be identified by the MDC Special Committee prior to the Closing (the “Continuing Independent Directors”), four directors to be identified by Stagwell no later than 5 business days following the effectiveness of the registration statement of which this Proxy Statement/Prospectus forms a part and one director to be designated by an affiliate of Goldman Sachs. The Combined Company will cause the Continuing Independent Directors to be nominated as part of the Combined Company’s proposed slate of directors at the Combined Company’s next two annual meetings.
Other Post-Closing Governance Matters
The Transaction Agreement provides that, for so long as (x) Stagwell beneficially owns more than 10% of the then-issued and outstanding voting securities of the Combined Company, (y) a majority of the directors constituting the Combined Company Board were nominated by Stagwell, or (z) Stagwell has the contractual right to appoint a majority of the Combined Company Board:
•
any related-party transaction — which expressly includes any amendment or modification of (1) the Combined Company Certificate of Incorporation or the Combined Company Bylaws (to the extent related to any right, power or preference unique to Stagwell or its affiliates), (2) any Related Agreement or (3) the Transaction Agreement — by and between the Combined Company or any of its subsidiaries, on the one hand, and Stagwell or its affiliates (other than the Combined Company or such subsidiaries of the Combined Company), on the other hand, will require the approval of a majority of the independent directors then-serving on the Combined Company Board; and

•
any proposed business combination (excluding any business combination among direct or indirect subsidiaries of the Combined Company (other than OpCo)) following the Closing by and between the Combined Company, on the one hand, and Stagwell or any of its affiliates (other than the Combined Company and any of the Combined Company’s subsidiaries), on the other hand, will require (i) approval from a “majority of the minority” of Combined Company Shareholders, and (ii) the creation of a special committee of the post-Closing Combined Company Board comprised solely of independent directors with authority similar to that of the MDC Special Committee.

Financing Cooperation; MDC Credit Agreement
The Transaction Agreement requires MDC to use reasonable best efforts and to cause its subsidiaries to use reasonable best efforts to provide cooperation in connection with obtaining debt financing as may be reasonably requested by Stagwell, and the Transaction Agreement requires Stagwell to use reasonable best efforts and to cause its subsidiaries to use reasonable best efforts to provide cooperation in connection with obtaining consent under the Debt Indenture or to complete a refinancing of the Senior Notes as may be reasonably requested by MDC. MDC has also agreed to deliver all notices, cooperate with Stagwell and take all other actions reasonably requested by Stagwell to facilitate the termination at or prior to the Closing of all commitments in respect of the existing credit agreement with MDC’s subsidiary as the borrower (the “MDC Credit Agreement”), the repayment in full on or prior to the Closing of all obligations in respect of the indebtedness under the MDC Credit Agreement, and the release on or as soon as reasonably practicable after the Closing of any liens securing all such indebtedness and guarantees in connection therewith.
Certain Additional Covenants and Agreements
The Transaction Agreement contains certain other covenants and agreements, including, among others, covenants relating to access to information and notices of certain events, public announcements relating to the Transaction Agreement and the Proposed Transactions, the preparation and filing of the registration statement of which this Proxy Statement/Prospectus forms a part, exemption from takeover laws, certain director and officer resignations, the submission of an application for the listing of the shares of New MDC Class A Common Shares to be issued in the MDC Reorganization on NASDAQ, actions in respect of certain tax matters, the treatment of indebtedness of the Stagwell Subject Entities and distribution of any surplus (subject to the Stagwell Net Debt Condition) to Stagwell at the Closing, integration planning, the Stagwell Restructuring, the repayment and termination of the MDC Credit Agreement and various post-Closing governance matters.

Conditions to the Completion of the Proposed Transactions
Conditions to Each Party’s Obligations to Effect the Proposed Transactions
Each party’s obligations to effect the Proposed Transactions are subject to the satisfaction, or to the extent permitted by applicable law, the waiver on or prior to the date of the Closing of each of the following conditions:
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receipt of (A) the Required Shareholder Approvals in accordance with applicable law, the articles of amalgamation, as amended, and bylaws of MDC, and the rules and requirements of NASDAQ, as applicable and (B) with respect to the MDC Merger, the MDC Merger Approval (as defined below) and:

•
the appointment and election of one or more directors following the Redomiciliation Effective Time to the extent no such director or directors have been named in the MDC Delaware Certificate of Incorporation; and

•
the approval and declaration by MDC Delaware that the Transaction Agreement and the Proposed Transactions, including the MDC Merger, are advisable by all necessary corporate or other action in accordance with the DGCL (other than, for the avoidance of doubt, the approval and adoption of the Transaction Agreement and the Proposed Transactions (including the MDC Merger) by the holders of a majority of voting power of the MDC Delaware Class A Common Shares, the MDC Delaware Class B Common Shares, and the MDC Delaware Series 6 Shares (such approval and adoption, the “MDC Merger Approval”) (this sub-bullet and the immediately foregoing sub-bullet, collectively, the “MDC Delaware Board Approval”).

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all necessary shareholder, corporate or other approvals of MDC Delaware in accordance with applicable law;

•
the absence of any law, injunction, judgment, order or decree of any governmental entity of competent jurisdiction, in each case that temporarily or permanently prohibits or enjoins the consummation of the Proposed Transactions;

•
receipt of certain regulatory (including Hart-Scott-Rodino and Investment Canada Act) and NASDAQ approvals;

•
completion of each of the Stagwell revolver financing and the Stagwell term loan financing, and termination of the MDC Credit Agreement;

•
continuing consents from BSPI and Stagwell, as holders of preferred shares, to the Proposed Transactions; and

•
receipt of consent of Senior Note holders (which consent has been received as of the date hereof).

Conditions to Obligations of Stagwell
The obligations of Stagwell to effect the Proposed Transactions are also subject to the satisfaction, or to the extent permitted by applicable law, the waiver by Stagwell on or prior to the date of the Closing of each of the following conditions:
•
certain representations and warranties of MDC contained in the Transaction Agreement related to the absence of a material adverse effect with respect to MDC and its subsidiaries since the most recent balance sheet of MDC will be true and correct in all respects as of the Closing (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date);

•
certain representations and warranties of MDC related to the capitalization of MDC and rights and arrangements relating to the equity interests of MDC and its subsidiaries will be true and correct in all respects (other than de minimis accuracies) as of the Closing Date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date);

•
certain representations and warranties of MDC related to corporate organization, existence and good standing, qualification to do business, capitalization of MDC’s subsidiaries, MDC’s voting securities, corporate authority to enter into the Transaction Agreement and the enforceability thereof, and the absence of undisclosed brokers’ fees or finders’ fees relating to the Proposed Transactions will be true and correct (without giving effect to any limitation as to materiality or “material adverse effect” standard set forth therein) in all material respects as of the closing date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date);

•
each of the other representations and warranties of MDC (other than those set forth above) will be true and correct (without giving effect to any limitation as to materiality or “material adverse effect” standard set forth therein) as of the closing date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date), except where the failure of such representations and warranties to be so true and correct individually or in the aggregate has not had, and would not reasonably be expected to have a “material adverse effect”;

•
each of the covenants of MDC to be performed as of or prior to the date of the Closing will have been performed in all material respects;

•
receipt of certain customary closing deliverables from MDC, as further described in the Transaction Agreement; and

•
the absence of any fact, circumstance, occurrence, event, development, change or condition that has occurred since the date of the Transaction Agreement and is continuing and which, individually or in the aggregate, has had or would reasonably be expected to have a “material adverse effect” on MDC and its subsidiaries.

Conditions to Obligations of MDC
•
The obligations of MDC to effect the Proposed Transactions are also subject to the satisfaction, or to the extent permitted by applicable law, the waiver by MDC on or prior to the date of the Closing of each of the following conditions:

•
certain representations and warranties of Stagwell contained in the Transaction Agreement related to the absence of a material adverse effect on the Stagwell Subject Entities since the most recent balance sheet of the Stagwell Subject Entities will be true and correct in all respects as of the Closing Date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date);

•
certain representations and warranties of Stagwell related to the capitalization of SMGH and rights and arrangements relating to the equity interests of the Stagwell Subject Entities will be true and correct in all respects (other than de minimis accuracies) as of the Closing Date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date);

•
certain representations and warranties of Stagwell related to corporate organization, existence and good standing, qualification to do business, Stagwell’s equity interest in SMGH and the capitalization of the Stagwell Subject Entities (other than SMGH), corporate authority to enter into the Transaction Agreement and the enforceability thereof, and the absence of undisclosed brokers’ fees or finders’ fees relating to the Proposed Transactions will be true and correct (without giving effect to any limitation as to materiality or “material adverse effect” standard set forth therein) in all material respects as of the Closing Date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date);

•
each of the other representations and warranties of Stagwell (other than those set forth above) will be true and correct (without giving effect to any limitation as to materiality or “material adverse effect” standard set forth therein) as of the Closing Date (except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date), except where the failure of such representations and warranties to be so true and correct individually or in the aggregate has not had, and would not reasonably be expected to have, a “material adverse effect”;
•
each of the covenants of Stagwell to be performed as of or prior to the date of the Closing will have been performed in all material respects;

•
receipt of certain customary closing deliverables from Stagwell, as further described in the Transaction Agreement;

•
the absence of any fact, circumstance, occurrence, event, development, change or condition that has occurred since the date of the Transaction Agreement and is continuing and which, individually or in the aggregate, has had or would reasonably be expected to have a “material adverse effect” on the Stagwell Subject Entities; and

•
receipt of either (i) copies of legal documentation reasonably satisfactory to MDC evidencing the completion of the Stagwell Restructuring on the terms set forth in the corresponding schedule to the Transaction Agreement, or (ii) in the event the Stagwell Restructuring has not been completed on the terms set forth in such schedule, written notice of Stagwell’s agreement that the number of Stagwell OpCo Units and the Stagwell Class C Shares be reduced for all purposes under the Transaction Agreement in accordance with the proviso to the definition of “Stagwell Contribution Consideration”.

No Solicitation of Alternative Proposals
Pursuant to the terms of the Transaction Agreement, and as more thoroughly described therein, MDC is subject to certain restrictions (including notice requirements to Stagwell) concerning proposals or offers from a third party or a group of third parties pursuant to which such party or group would own 20% or more of the voting power of MDC or 20% or more of the assets or businesses of MDC and its subsidiaries (an “Alternative Proposal” and any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, or other similar contract constituting or related to an Alternative Proposal or that would require MDC to abandon, terminate or fail to consummate the Proposed Transactions, an “Acquisition Agreement”) unless, subject to certain limitations therein, the MDC Special Committee or the MDC Board concludes in good faith, after consultation with its outside legal counsel, that a failure to take certain actions with respect to an Alternative Proposal would be inconsistent with its fiduciary duties under applicable law.
Specifically, MDC has agreed that from and after the date of the Transaction Agreement, it will, and will cause its subsidiaries and its and their respective directors, officers, members, employees, representatives, agents, attorneys, consultants, contractors, accountants, financial advisors and other advisors, to:
•
immediately cease and terminate, and cause to be ceased and terminated, all discussions and negotiations with any other person (other than Stagwell or its affiliates) regarding any Alternative Proposal or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to lead to or result in an Alternative Proposal;

•
terminate access by any other person (other than Stagwell or its affiliates) to any physical or electronic data room or other access to data or information of MDC, in each case relating to, or in connection with, any Alternative Proposal or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to lead to or result in an Alternative Proposal;

•
promptly request that each person that has received confidential information in connection with any Alternative Proposal or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to lead to or result in an Alternative Proposal return to MDC or destroy all confidential information heretofore furnished to such person by or on behalf of MDC and its subsidiaries; and

•
enforce, and not waive or modify or release or permit the release of any person from, any confidentiality, non-solicitation, no-hire, standstill or similar agreement entered into or amended in respect of any Alternative Proposal or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to lead to or result in an Alternative Proposal unless the MDC Special Committee or the MDC Board concludes in good faith, after consultation with its outside legal counsel, that a failure to take any action described in this bullet would be inconsistent with its fiduciary duties under applicable law.
In addition, subject to certain exceptions set forth below and as otherwise more thoroughly described in the Transaction Agreement, MDC has agreed that from and after the date of the Transaction Agreement, it will not, and will cause its subsidiaries and its and their respective directors, officers, members, employees, representatives, agents, attorneys, consultants, contractors, accountants, financial advisors and other advisors, not to:
•
solicit, initiate, assist or knowingly encourage or facilitate (including by way of furnishing confidential information), or engage in discussions or negotiations regarding, any inquiry, expression or interest, request for information, proposal or offer which constitutes or would be reasonably expected to lead to an Alternative Proposal, or the making or consummation thereof;

•
enter into any Acquisition Agreement with any person (other than Stagwell or its affiliates) for, constituting or otherwise relating to an Alternative Proposal or that would reasonably be expected to lead to or result in an Alternative Proposal;

•
approve, endorse or recommend any Alternative Proposal; or

•
resolve or agree to do any of the foregoing.

Notwithstanding these restrictions, the Transaction Agreement provides that, in response to an unsolicited, bona fide, written Alternative Proposal submitted to MDC or its representatives, MDC and its representatives are entitled (for so long as such Alternative Proposal has not been withdrawn), at any point prior to obtaining the Required Shareholder Approvals and subject to such person’s entry into a customary confidentiality agreement containing terms generally no less restrictive than the terms of the confidentiality agreement entered into between MDC and Stagwell, to (1) furnish information with respect to MDC and its subsidiaries to the person (or group of persons) making such proposal and its representatives; and (2) engage in discussions or negotiations regarding such proposal with the person (or group of persons) making such proposal and its representatives, so long as the following conditions are satisfied:
•
MDC, its subsidiaries and their respective representatives have not materially breached their non-solicitation obligations in respect of such person;

•
the MDC Special Committee or the MDC Board, as applicable, determines in good faith (after consultation with its financial advisor and outside counsel) that the proposal constitutes or is reasonably likely to lead to a “Superior Proposal” (as defined below); and

•
the MDC Special Committee or the MDC Board, as applicable, determines in good faith (after consultation with outside counsel) that the failure to furnish information or participate in such discussions or negotiations would be inconsistent with its fiduciary duties under applicable law.

The Transaction Agreement also requires MDC (1) to provide an executed copy of any confidentiality agreement of the type described above to Stagwell promptly (and in any event within 24 hours); (2) to notify Stagwell of the identity of such person promptly (and in any event prior to MDC’s furnishing information to the person making such Alternative Proposal or its representatives); and (3) to provide or make available to Stagwell any non-public information concerning MDC or any of its subsidiaries (to the extent not previously provided or made available to Stagwell) concurrently with it being made available to the person making such Alternative Proposal or its representatives.
For purposes of the Transaction Agreement, a “Superior Proposal” means any Alternative Proposal (with all references to 20% in the definition of “Alternative Proposal” above being treated as references to 50%) that (A) the MDC Special Committee or the MDC Board determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, would, if consummated, result in a transaction more favorable to MDC’s shareholders than the Proposed Transactions (including any bona fide written offer or proposal made by Stagwell in response to such Alternative Proposal or otherwise, in accordance with the time periods set forth in the Transaction Agreement), taking into account all the terms and conditions of such Alternative Proposal and the Transaction Agreement (including any conditions to and expected timing of consummation thereof, and all legal, financial and regulatory aspects of such

Alternative Proposal and the Transaction Agreement), (B) is not subject to any financing or due diligence conditionality and (C) is reasonably capable of being completed on the terms proposed.
No Change in Recommendation
Subject to limit exceptions summarized below and more thoroughly described in the Transaction Agreement, the Transaction Agreement requires that:
•
this Proxy Statement/Prospectus:

•
state that the MDC Board (upon recommendation of the MDC Special Committee) has unanimously (with the Interested Directors abstaining) determined that the Transaction Agreement and the Proposed Transactions are advisable and in the best interests of MDC and its shareholders (other than the Interested Shareholders); and

•
include the recommendation of the MDC Board (upon the recommendation of the MDC Special Committee) that the shareholders of MDC vote for the Proposals (such recommendation “MDC Board Recommendation”)

•
neither the MDC Board nor the MDC Special Committee withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify, in a manner adverse to Stagwell, the MDC Board Recommendation (a “Change in Recommendation”).

Further, the Transaction Agreement provides that, subject to limited exceptions set forth below and more thoroughly described in the Transaction Agreement, neither the MDC Board nor the MDC Special Committee will directly or indirectly:
•
withdraw (or qualify or modify in any manner adverse to Stagwell), or publicly propose to withdraw (or qualify or modify in any manner adverse to Stagwell), the MDC Board Recommendation or the MDC Special Committee Recommendation,

•
recommend, adopt, or approve, or propose publicly to recommend, adopt, or approve any Alternative Proposal,

•
fail to include the MDC Board Recommendation or the MDC Special Committee Recommendation in this Proxy Statement/Prospectus;

•
recommend, adopt or approve, or propose publicly to recommend, adopt or approve, or allow MDC or any of its subsidiaries to execute or enter into any Acquisition Agreement; or

•
resolve, publicly propose or agree to do any of the actions described above.

Permitted Change in Recommendation — Superior Proposal
At any time prior to obtaining the Required Shareholder Approvals, in response to an Alternative Proposal with respect to MDC that was not, directly or indirectly, initiated, solicited, knowingly encouraged or facilitated by MDC or any of its subsidiaries or any of their respective representatives, the MDC Special Committee or the MDC Board, as applicable, may make a Change in Recommendation or terminate the Transaction Agreement and cause MDC to enter into an Acquisition Agreement with respect to such Alternative Proposal; provided, however, that MDC will not be entitled to exercise its right to make a Change in Recommendation in response to an Alternative Proposal with respect to MDC:
•
unless the MDC Special Committee or the MDC Board, as applicable, after consultation with its outside legal counsel and financial advisors, determines in good faith that (A) the Alternative Proposal constitutes a Superior Proposal and (B) the failure to make a Change in Recommendation would be inconsistent with its fiduciary duties under applicable law;

•
until five business days after MDC provides written notice to Stagwell advising Stagwell that the MDC Special Committee or the MDC Board, as applicable, intends to make a Change in Recommendation and specifying the material terms and conditions of the Superior Proposal, identifying the person or group making such Superior Proposal, and providing copies of all relevant documents relating to such Superior Proposal that MDC has received from such person or its representatives; and

•
if, (A) during such five-business day period Stagwell so requests, unless the MDC Special Committee or the MDC Board, as applicable, negotiates with Stagwell and its representatives in good faith to make such revisions or adjustments as would enable the MDC Board or the MDC Special Committee to proceed with its recommendation of the Transaction Agreement and the Proposed Transactions and not to make a Change in Recommendation and (B) unless at the end of such five-business day period the MDC Special Committee or the MDC Board, as applicable, after considering in good faith any such revisions or adjustments to the terms and conditions of the Transaction Agreement that Stagwell has offered in writing prior to the expiration of such period, continues to determine in good faith (after consultation with MDC’s financial advisors and outside legal counsel), that (i) the Alternative Proposal constitutes a Superior Proposal and (ii) the failure to make a Change in Recommendation would be inconsistent with its fiduciary duties under applicable law. Permitted Change in Recommendation — Intervening Event

At any time prior to obtaining the Required Shareholder Approvals, the MDC Special Committee or the MDC Board, as applicable, may, except with respect to an Alternative Proposal, make a Change in Recommendation in response to an “Intervening Event” (as defined below) (an “Intervening Event Change in Recommendation”) if the MDC Special Committee or the MDC Board, as applicable, determines in good faith (after consultation with outside legal counsel and financial advisors) that the failure to make such a Change in Recommendation would be inconsistent with its fiduciary duties under applicable law and provided further that:
•
MDC provides written notice Stagwell of the MDC Special Committee’s or the MDC Board’s intention to make an Intervening Event Change in Recommendation at least five business days prior to the taking of such action by the MDC Special Committee or the MDC Board, which notice must specify the facts and circumstances of the applicable Intervening Event in reasonable detail;

•
during such period and prior to making an Intervening Event Change in Recommendation, if requested by Stagwell, MDC and its representatives will negotiate in good faith with Stagwell and its representatives regarding any revisions or adjustments proposed by Stagwell to the terms and conditions of the Transaction Agreement as would enable the MDC Special Committee or the MDC Board, as applicable, to proceed with its recommendation of the Transaction Agreement and the Proposed Transactions and not make such Intervening Event Change in Recommendation; and

•
the MDC Special Committee or the MDC Board, as applicable, after considering in good faith any revisions or adjustments to the terms and conditions of the Transaction Agreement that Stagwell has, prior to the expiration of the five-business day period, offered in writing, continues to determine in good faith (after consultation with its outside legal counsel and financial advisors) that failure to make an Intervening Event Change in Recommendation would be inconsistent with its fiduciary duties under applicable law.

The term “Intervening Event” means a material fact, circumstance, occurrence, event, development, change or condition or combination thereof that:
•
was not known to or reasonably foreseeable by the MDC Special Committee or the MDC Board as of the date of the Transaction Agreement,

•
did not result from or arise out of the announcement or pendency of, or any action required to be taken (or to be refrained from being taken) pursuant to the Transaction Agreement, and

•
does not relate to:

•
an Alternative Proposal or Superior Proposal;

•
any fluctuation in the market price or trading volume of the MDC Canada Class A Common Shares, or

•
MDC or the Stagwell Subject Entities meeting, failing to meet or exceeding projections (however, none of the foregoing will prevent or affect a determination that an Intervening Event has occurred).

Termination of the Transaction Agreement
The Transaction Agreement may be terminated at any time prior to the completion of the Closing, whether before or after receipt of the Required Shareholder Approvals, under the following circumstances:

•
by mutual written consent of Stagwell and MDC;

•
by either Stagwell or MDC, upon written notice to the other party, if:

•
the Closing has not occurred by a termination date of September 21, 2021, and the party seeking to terminate has not materially breached its representations, warranties or covenants under the Transaction Agreement in a manner that proximately caused the failure to consummate the Proposed Transactions on or before the termination date, except that if the Closing has not occurred by such date and all conditions have been satisfied or waived other than (1) those relating to the expiration of waiting periods or receipt of clearances under applicable antitrust/competition laws and the Investment Canada Act or the absence of injunctions or restraints preventing the consummation of the Proposed Transactions (to the extent related to the waiting periods and clearances that are the subject of the antitrust/competition or Investment Canada Act conditions), and (2) all other Closing conditions have been satisfied, then either Stagwell or MDC may extend (on one or more occasions) the termination date to a date no later than December 21, 2021, by notice delivered to the other parties;

•
any law, injunction, judgment order or decree enjoining or otherwise prohibiting the completion of the Proposed Transactions is in effect and has become permanent and nonappealable; or

•
the Required Shareholder Approvals have not been obtained upon a vote taken at the Meeting (including any adjournment or postponement thereof) (such termination, a “Shareholder No-Vote Termination”).

•
by MDC if:

•
Stagwell has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement in a manner that:

•
would give rise to the failure of either the Closing conditions related to the accuracy of Stagwell’s representations and warranties or the Closing condition related to the performance of its obligations; and

•
is incapable of being satisfied or cured by Stagwell prior to the termination date or, if capable of being satisfied or cured, is not satisfied or cured by Stagwell within thirty calendar days following receipt of written notice from MDC of such breach or failure to perform (“Stagwell Terminable Breach”) (provided, that MDC is not then in MDC Terminable Breach of any representation, warranty, covenant or other agreement by MDC contained in the Transaction Agreement); or

•
prior to the receipt of the Required Shareholder Approvals, the MDC Board or the MDC Special Committee has approved, and MDC is concurrently entering into, an Acquisition Agreement in accordance with the requirements set forth in the Transaction Agreement, provided that:

•
MDC has complied in all material respects with its restrictions against solicitation of Alternative Proposals; and

•
MDC has paid (or is concurrently paying) to Stagwell a termination fee of $5,855,000 (such termination, an “Superior Proposal Termination”).

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by Stagwell if:

•
MDC has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Transaction Agreement in a manner that:

•
would give rise to the failure of either the Closing conditions related to the accuracy of MDC’s representations and warranties or the Closing condition related to the performance of its obligations; and

•
is incapable of being satisfied or cured by MDC prior to the termination date or, if capable of being satisfied or cured, is not satisfied or cured by MDC within thirty calendar days following receipt of written notice from Stagwell of such breach or failure to perform

(“MDC Terminable Breach”) (provided that Stagwell is not then in Stagwell Terminable Breach of any representation, warranty, covenant or other agreement by Stagwell contained in the Transaction Agreement); or
•
a Change in Recommendation (whether in respect of a Superior Proposal or an Intervening Event Change in Recommendation) has occurred (such termination, a “Change in Recommendation Termination”);

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a tender or exchange offer that constitutes an Alternative Proposal has been commenced (or thereafter amended in any material respect), and MDC has not communicated to the shareholders of MDC, within ten business days after the commencement of such tender or exchange offer (or such amendment), a statement disclosing that the MDC Board or MDC Special Committee recommends rejection of such tender or exchange offer and reaffirming the MDC Board Recommendation or MDC Special Committee Recommendation, as applicable (such termination, a “Failure to Recommend Against Competing Tender Offer Termination”);

•
MDC has willfully and materially breached of certain of its obligations under the Transaction Agreement related to:

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convening the Meeting;

•
including the MDC Board Recommendation in this Proxy Statement/Prospectus and not withdrawing, amending, or modifying same;

•
inclusion of the full text of the financial advisor opinions and formal valuation in this Proxy Statement/Prospectus; or

•
its non-solicitation obligations (such termination, a “Willful and Material Breach of the No-Shop Termination”)

•
Stagwell has not received evidence reasonably satisfactory to Stagwell, within 24 hours following the completion of the Redomiciliation, of the MDC Delaware Board Approval (such termination, an “MDC Delaware Board Approval Failure Termination”).

Effect of Termination; Termination Fee
MDC is obligated to pay to Stagwell a termination fee of $5,855,000 in cash if the Transaction Agreement is terminated under any of the following circumstances:
•
if terminated by MDC pursuant to a Superior Proposal Termination;

•
if terminated by Stagwell pursuant to a Change in Recommendation Termination;

•
if terminated by Stagwell pursuant to a Failure to Recommend Against a Competing Tender Offer Termination;

•
if terminated by Stagwell pursuant to a Willful and Material Breach of the No-Shop Termination;

•
if terminated by Stagwell pursuant to an MDC Delaware Board Approval Failure Termination; or

•
if terminated by MDC or Stagwell pursuant to a Shareholder No-Vote Termination and:

•
an Alternative Proposal has been made or communicated to MDC, the MDC Board or the MDC Special Committee or any person has publicly announced an Alternative Proposal, and such Alternative Proposal has not been publicly withdrawn in good faith prior to the event giving rise to termination; and

•
within 12 months after the date the Transaction Agreement is terminated, MDC enters into a definitive agreement with respect to, or consummates, any Alternative Proposal (with all references to 20% in the definition of “Alternative Proposal” being treated as references to 50%).

In the event of the valid termination of the Transaction Agreement, the Transaction Agreement will become null and void and there will be no liability on the part of Stagwell, MDC or their respective affiliates or representatives, except that certain specified provisions, including certain provisions described above under “— Effect of Termination; Termination Fee,” will survive termination. However, no party will be relieved from liability for actual fraud (involving scienter) or willful and material breach of the Transaction Agreement prior to such termination.
Expenses
Except as otherwise specifically provided in the Transaction Agreement, each party to the Transaction Agreement will bear its own expenses in connection with the Transaction Agreement and the Proposed Transactions.
Regulatory Approvals
The Proposed Transactions are subject to review by the Minister of Canadian Heritage under the Investment Canada Act. The Minister must be satisfied that the investment is likely to be of net benefit to Canada. The determination by the Minister of whether a proposed investment is of net benefit to Canada includes consideration of specific factors in the Investment Canada Act and policies of the Canadian federal government. Such a determination may be accompanied by requests that the non-Canadian provide undertakings.
Under the HSR Act, and related rules, the Proposed Transactions may not be completed until notifications have been given and information is provided to the DOJ and the FTC and all statutory waiting period requirements have been satisfied. Completion of the Proposed Transactions is subject to the expiration or termination of the applicable waiting period under the HSR Act. On January 6, 2021, the Company and Stagwell caused the submissions required under the HSR Act in connection with the Proposed Transactions to be made to the FTC and the Antitrust Division of the DOJ. The statutory waiting period under the HSR Act expired on February 5, 2021 at 11:59 p.m., Eastern time. At any time after the expiration of the statutory waiting period under the HSR Act, the Antitrust Division of the DOJ and the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the Proposed Transactions, to rescind the Proposed Transactions or to conditionally permit completion of the Proposed Transactions subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Proposed Transactions or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. The Company and Stagwell are not aware of any other regulatory approvals in the United States required for the consummation of the Proposed Transactions.
Amendment
The Transaction Agreement may be amended by mutual agreement of the parties (in the case of MDC, acting upon recommendation of the MDC Special Committee) in writing at any time before or after receipt of the approval of the Transaction Proposals by the MDC Canada Shareholders; provided that, after any such shareholder approval, there may not be, without further approval of the shareholders of MDC, any amendment of the Transaction Agreement, except as otherwise permitted by law. In addition, from and after the Closing, certain provisions of the Transaction Agreement related to, among other things, the New MDC Board, committee representation and other post-closing governance matters can only be amended by the approval of a majority of independent directors then-serving on the New MDC Board.
Waiver
At any time prior to the Closing, a party (in the case of MDC, with the prior approval of the MDC Special Committee) may, in writing, waive compliance by another party with any of the obligations, representations, warranties, covenants, agreements or conditions contained in the Transaction Agreement to which such waiving party was entitled to the benefit thereof.
Specific Performance
The parties have agreed in the Transaction Agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the Transaction Agreement are not performed in accordance with their specific terms or are otherwise breached. The parties have agreed that, prior to the valid termination of the Transaction Agreement, they will be entitled to an injunction or injunctions to prevent breaches of the Transaction Agreement and to enforce specifically the observance and performance of its covenants and obligations, without posting of any bond or other security, in addition to any other remedy to which they are entitled at law or in equity. The parties have further agreed that in the event that the parties are obligated to consummate the Proposed Transactions, and the Proposed Transactions have not been consummated (other than as a result of the other party’s refusal to close in violation of the Transaction Agreement), the non-breaching party is entitled to enforce specifically the breaching party’s obligation to consummate the Proposed Transactions.
Third-Party Beneficiaries
The Transaction Agreement is not intended to confer upon any person other than the parties thereto any rights or remedies.

CERTAIN OTHER AGREEMENTS RELATED TO THE PROPOSED TRANSACTIONS
A&R OpCo LLC Agreement
In connection with the Transaction Agreement, at least one day prior to the Closing, OpCo will convert into a Delaware limited liability company, pursuant to the DLLCA and the DGCL, and with New MDC as the then-sole member of OpCo, OpCo will adopt and thereafter be governed by the A&R OpCo LLC Agreement, by and among OpCo, New MDC, as a member and in its capacity as the initial manager of OpCo, Stagwell Media, LP, a Stagwell affiliate and each person who is or at any time becomes a member of OpCo in accordance with the terms of the A&R OpCo LLC Agreement and the DLLCA.
The A&R OpCo LLC Agreement provides for the management, operation and governance of OpCo, and sets forth the respective rights and obligations of OpCo Members generally.
The A&R OpCo LLC Agreement provides that interests in OpCo will be represented by units of OpCo, or such other equity securities of OpCo, in each case as the OpCo Manager may establish in its discretion in accordance with the terms and subject to the restrictions therein. Subject to the provisions of the A&R OpCo LLC Agreement, OpCo will be authorized to issue from time to time such number of units and such other equity securities as the OpCo Manager determines in accordance with the A&R OpCo LLC Agreement. Each authorized unit of OpCo may be issued pursuant to such agreements and in exchange for such capital contributions or other consideration as the OpCo Manager approves, including pursuant to options and warrants. At the Closing, the Combined Company will hold (1) OpCo Preferred Units which will mirror the rights, preferences and privileges of the Combined Company Preferred Shares and (2) a number of OpCo Common Units equal to the number of Combined Company Common Shares issued by the Combined Company. Stagwell will own the remaining OpCo Common Units, equal in number to the Combined Company Class C Common Shares issued to Stagwell by the Combined Company.
Voting Rights
No OpCo Member has any voting rights except with respect to those matters specifically reserved for an OpCo Member vote under the DLLCA and for matters expressly requiring the vote or approval of OpCo Members under the A&R OpCo LLC Agreement. Except as otherwise required by the DLLCA, each unit will entitle the holder thereof to one vote on all matters to be voted on by the OpCo Members; provided, that notwithstanding anything to the contrary in the A&R OpCo LLC Agreement, the OpCo Common Units held by Stagwell or any transferee thereof will not have any voting rights except as expressly set forth in the A&R OpCo LLC Agreement. Except as otherwise expressly provided in the A&R OpCo LLC Agreement, the holders of units of OpCo having voting rights will vote together as a single class on all matters to be approved by the OpCo Members.
Capital Contributions
At the Closing, after giving effect to the Proposed Transactions, each OpCo Member as of the Closing will be deemed to have made capital contributions to OpCo equal to such OpCo Member’s capital account balance at the Redomiciliation Effective Time, as set forth on Exhibit A to the A&R OpCo LLC Agreement. Except for the Combined Company as provided in the A&R OpCo LLC Agreement and the Transaction Agreement, no OpCo Member is required to make additional capital contributions to OpCo. Furthermore, except in connection with issuances of equity securities by the Combined Company as provided in the A&R OpCo LLC Agreement, the Combined Company will be prohibited from issuing, selling and transferring any of its equity securities.
Issuance of Additional Units or Interests
From and after the Closing, to the extent required by the A&R OpCo LLC Agreement, the OpCo Manager may authorize and create, and cause OpCo to issue, additional units or other equity securities in OpCo (including creating preferred interests or other classes or series of securities having such rights, preferences and privileges as determined by the OpCo Manager) solely to the extent they are in the aggregate substantially equivalent to a class of equity securities of the Combined Company. Subject to certain exceptions, if at any time after the Closing, the Combined Company issues Combined Company Class A

Common Share or any other equity security of the Combined Company (other than Combined Company Class C Common Shares), OpCo will issue to the Combined Company one OpCo Common Unit (if the Combined Company issued a Combined Company Class A Common Share), or such other equity security of OpCo (if the Combined Company issues equity securities other than Combined Company Class A Common Shares) corresponding to the equity securities issued by the Combined Company, and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such equity securities of the Combined Company and the net proceeds received by the Combined Company with respect to the corresponding Combined Company Class A Common Share or other equity security of OpCo, if any, will be concurrently transferred to OpCo by the Combined Company.
Exchange Right of OpCo Members
Each of the OpCo Members, other than the Combined Company and any other wholly owned subsidiary of the Combined Company that becomes an OpCo Member, will be entitled to exchange with OpCo, at any time beginning six months after the Closing, and from time to time, any or all of such member’s OpCo Common Units (together with the transfer and surrender to the Combined Company of an equal number of Combined Company Class C Common Shares) for an equivalent number (subject to adjustment) of the Combined Company Class A Common Shares or, at OpCo’s election, subject to certain conditions set forth in the A&R OpCo LLC Agreement, cash equal to a cash election amount as set forth in the A&R OpCo LLC Agreement.
Rights of the Preferred Units
The rights, preferences and privileges of the preferred units of OpCo issued to the Combined Company will mirror the rights, preferences and privileges of the preferred stock issued by the Combined Company, with a 1:1 ratio between the number of outstanding preferred units of OpCo and the number of outstanding shares of preferred stock of the Combined Company.
Management
A single manager will act as “Manager” of OpCo. The Combined Company will be the initial OpCo Manager as of the Closing and will serve as the OpCo Manager from and after the Closing until a successor OpCo Manager is duly appointed by the Combined Company.
As the initial Manager and for so long as it continues to be the OpCo Manager, the Combined Company will take action through its board of directors, and members of the Combined Company’s board of directors will owe comparable fiduciary duties to the stockholders of the Combined Company. The OpCo Manager may appoint officers and appoint, employ or otherwise contract with any person for the transaction of the business of OpCo or the performance of services for or on behalf of OpCo, and the OpCo Manager may delegate to any such persons such authority to act on behalf of OpCo as the OpCo Manager may from time to time deem appropriate.
Restrictions on Transfer
Subject to limited exceptions, the OpCo Members are not permitted to transfer all or any portion of their respective interest in OpCo without the prior written consent of the OpCo Manager in its sole discretion. Additionally, no Combined Company Class C Common Shares may be transferred unless a corresponding number of OpCo Units are transferred therewith in accordance with the A&R OpCo LLC Agreement.
Other Provisions
The A&R OpCo LLC Agreement also contains customary provisions regarding capital accounts, distributions, accounting matters, amendments and waivers.
The foregoing summary of the A&R OpCo LLC Agreement is qualified in its entirety by the terms and conditions of the A&R OpCo LLC Agreement, the form of which is attached as Exhibit K hereto.

Tax Receivables Agreement
The Combined Company expects to obtain an increase in its share of the tax basis of the assets of OpCo when members of OpCo (other than the Combined Company or any subsidiaries of the Combined Company) receive Combined Company Class A Common Shares or cash at the Combined Company’s election in connection with an exercise of such members’ right to have OpCo Common Units redeemed by OpCo or, at the election of OpCo, cash (such basis increase, the “Basis Adjustments”). The Combined Company intends to treat such acquisition of OpCo Common Units as the Combined Company’s direct exchange of OpCo Common Units from Stagwell (or such other exchanging member of OpCo) for U.S. federal income and other applicable tax purposes, regardless of whether such OpCo Common Units are surrendered to OpCo for redemption or sold directly to the Combined Company. A Basis Adjustment may have the effect of reducing the amounts that the Combined Company would otherwise pay in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.
In connection with the transactions described above, the Combined Company and OpCo will enter into the Tax Receivables Agreement (the “TRA”) with Stagwell. The TRA will provide for the payment by the Combined Company to Stagwell of 85% of the amount of tax benefits, if any, that the Combined Company actually realizes, or in some circumstances is deemed to realize, as a result of the transactions described above, including increases in the tax basis of the assets of OpCo attributable to payments made under the TRA and deductions attributable to imputed interest and other payments of interest pursuant to the TRA. OpCo will have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange of OpCo Common Units for Combined Company Class A Common Shares or cash occurs. These TRA payments are not conditioned upon any continued ownership interest in either OpCo or the Combined Company by Stagwell. Stagwell’s rights under the TRA are assignable to transferees of OpCo Common Units (other than the Combined Company as transferee pursuant to subsequent redemptions (or exchanges) of the transferred OpCo Common Units). The Combined Company expects to benefit from the remaining 15% of tax benefits, if any, that it may actually realize.
The actual Basis Adjustments, as well as any amounts paid to Stagwell under the TRA, will vary depending on a number of factors, including:
•
the timing of any subsequent redemptions or exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of OpCo at the time of each redemption or exchange;

•
the price of the Combined Company’s Class A Common Shares at the time of redemptions or exchanges — the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of the Combined Company’s Class A Common Shares at the time of each redemption or exchange;

•
the extent to which such redemptions or exchanges are taxable — if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

•
the amount and timing of the Combined Company’s income — the TRA generally will require the Combined Company to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the TRA. If the Combined Company does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the TRA for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the TRA.

For purposes of the TRA, cash savings in income tax will be computed by comparing the Combined Company’s actual income and franchise tax liability to the amount of such taxes that it would have been required to pay (with an assumed tax rate for state tax purposes) had there been no Basis Adjustments and had the TRA not been entered into. The TRA will generally apply to each of the Combined Company’s taxable years, beginning with the first taxable year ending after the consummation of the Proposed

Transactions. There is no maximum term for the TRA; however, the TRA may be terminated by the Combined Company pursuant to an early termination procedure that requires it to pay Stagwell an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments).
The payment obligations under the TRA are obligations of the Combined Company and not of OpCo. Although the actual timing and amount of any payments that may be made under the TRA will vary, the Combined Company expects that the payments that it may be required to make to Stagwell could be substantial. Any payments made by the Combined Company to Stagwell under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to it or to OpCo and, to the extent that the Combined Company is unable to make payments under the TRA for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by it.
Decisions made by the Combined Company in the course of running its business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by Stagwell under the TRA. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the TRA and increase the present value of such payments.
The TRA provides that if (i) the Combined Company materially breaches any of its material obligations under the TRA, (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or (iii) the Combined Company elects an early termination of the TRA, then its obligations, or its successor’s obligations under the TRA would accelerate and become due and payable, based on certain assumptions, including an assumption that the Combined Company would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA.
As a result, (i) the Combined Company could be required to make cash payments to Stagwell that are greater than the specified percentage of the actual benefits it ultimately realizes in respect of the tax benefits that are subject to the TRA, and (ii) if the Combined Company elects to terminate the TRA early, or if the TRA terminates early as a result of a “change of control” as defined therein, the Combined Company would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, the Combined Company’s obligations under the TRA could have a material adverse effect on its liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that the Combined Company will be able to finance its obligations under the TRA.
Payments under the TRA will be based on the tax reporting positions that the Combined Company determines. The Combined Company will be reimbursed for any cash payments previously made to Stagwell pursuant to the TRA if any tax benefits initially claimed by it are subsequently challenged by a taxing authority and ultimately disallowed. However, the Combined Company might not determine that it has effectively made an excess cash payment to Stagwell for a number of years following the initial time of such payment. As a result, it is possible that the Combined Company could make cash payments under the TRA that are substantially greater than its actual cash tax savings.
Payments are generally due under the TRA within a specified period of time following the filing of the Combined Company’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of SOFR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the TRA will generally continue to accrue interest at SOFR plus 500 basis points until such payments are made, including any late payments that the Combined Company may subsequently make because it did not have enough available cash to satisfy its payment obligations at the time at which they originally arose, subject to certain exceptions.
Registration Rights Agreement
At the Closing, MDC and the Stagwell RRA Parties will enter into the Registration Rights Agreement pursuant to which, among other things and subject to certain restrictions, the Combined Company will be required to file with the SEC a registration statement registering for resale the Combined Company Class A Common Shares that (i) result, in connection with the Proposed Transactions, from the conversion of the MDC Canada Class A Common Shares Stagwell holds today, (ii) are issuable upon conversion of Stagwell’s Combined Company Series 6 Shares, and (iii) are issuable upon exchange of the Stagwell OpCo Units (in combination with the Stagwell Class C Shares), and to conduct certain underwritten offerings upon the request of holders of registrable securities, including direct and indirect transferees of the Stagwell RRA Parties. The Registration Rights Agreement provides that no shares will be sold thereunder prior to the date that is 91 days after the Closing. The Registration Rights Agreement also provides holders of registrable securities with certain customary piggyback registration rights.
The Registration Rights Agreement will supersede the rights set forth in that certain securities purchase agreement, dated as of March 14, 2019, by and between MDC and Stagwell Agency Holdings LLC.
The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, the form of which is attached as Exhibit M hereto.
Information Rights Letter Agreement
At the Closing, MDC and the Stagwell Parties will enter into the Information Rights Letter Agreement. The Information Rights Letter Agreement will provide the Stagwell Parties (as defined in the Information Rights Letter Agreement) with rights to receive the Combined Company’s annual and quarterly financial statements. The Information Rights Letter Agreement also provides the Stagwell Parties the right to access the Combined Company’s records and premises and to receive additional financial and operating data reasonably requested by the Stagwell Parties. The Information Rights Letter Agreement terminates when the Stagwell Parties no longer beneficially own more than 10% of the then issued and outstanding voting securities of the Combined Company.
The foregoing summary of the Information Rights Letter Agreement is qualified in its entirety by the terms and conditions of the Information Rights Letter Agreement, the form of which is attached as Exhibit N hereto.

GOVERNANCE AND MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE PROPOSED TRANSACTIONS
Structure of the Board of Directors
Following the Proposed Transactions, the Combined Company Board will consist of nine members, including Mr. Mark Penn. The primary responsibilities of the board of the Combined Company will be to provide oversight, strategic guidance, counseling and direction to the Combined Company’s management. The board of the Combined Company will meet on a regular basis and additionally as required. Three Continuing Independent Directors will serve as directors on the Combined Company Board and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions; Mr. Penn will continue as a director and Stagwell has the right, pursuant to the Transaction Agreement, to nominate four directors and an affiliate of Goldman Sachs has the right, pursuant to the Goldman Letter Agreement and that certain securities agreement, dated as of February 14, 2017,by and between MDC and BSPI, to nominate one director to serve on the Combined Company Board. The Combined Company Board will be identified by the Closing. Stagwell has informed MDC that it expects to nominate two independent directors in addition to the Continuing Independent Directors.
The Company expects that the Combined Company Board, once constituted, will not have a policy requiring the positions of the Chairperson of the board and Chief Executive Officer to be separate or held by the same individual. The Combined Company Board is expected to believe that this determination should be based on circumstances existing from time to time, based on criteria that are in the Combined Company’s best interests and the best interests of its stockholders, including the composition, skills and experience of the board and its members, specific challenges faced by the Combined Company or the industry in which it operates and governance efficiency.
Appointment and Removal
The DGCL provides that an annual meeting will be held for the election of directors unless directors are elected by written consent in lieu thereof. The DGCL provides that directors may be elected by written consent in lieu of an annual meeting if the written consent is unanimous unless all of the directorships to which directors could be elected at an annual meeting are vacant. The DGCL provides that directors of a Delaware corporation hold office until their successors are elected and qualified or until their earlier resignation or removal.
The Combined Company’s directors will be elected to one-year terms expiring at the next annual stockholders’ meeting following election. The Combined Company Certificate of Incorporation and Combined Company Bylaws will not provide for staggered terms or a classified board as permitted by the DGCL.
The DGCL provides, and Combined Company Certificate of Incorporation will provide, that, except for any directors elected by the holders of shares of any series of Preferred Stock pursuant to any certificate establishing the terms of such series, any one or more directors or the entire Combined Company Board may be removed, with or without cause, by the holders of a majority of voting power of the shares then entitled to vote at an election of directors.
The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum. Delaware common law also gives stockholders power to fill vacancies, unless the corporation’s certificate of incorporation or bylaws provide otherwise.
Under the Combined Company Bylaws, the presence of a majority of the total number of whole Combined Company Board will constitute a quorum. The vote of a majority of the directors present at any meeting at which a quorum is present will constitute an act of the Combined Company Board.
Under the DGCL, directors are also permitted to act by unanimous written consent signed by all of the members of the board of directors or of any committee thereof, as applicable.

The Combined Company Certificate of Incorporation will provide that any vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote, as a single class, may be filled solely by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director or, if not so filled, by the stockholders at the next annual meeting thereof.
Director Independence; Controlled Company Exemption
Upon the consummation of the Proposed Transactions, the Combined Company Board is expected to determine that the Combined Company Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and NASDAQ listing rules relating to director independence requirements. In addition, the Combined Company will be subject to the rules of the SEC and NASDAQ relating to the membership, qualifications, and operations of the audit committee, as discussed below.
Following the completion of the Proposed Transactions, Stagwell and its affiliates will control a majority of the voting power of the Combined Company’s outstanding capital stock. As a result, the Combined Company will be a “controlled company” under NASDAQ rules. As a controlled company, the Combined Company will be exempt from certain NASDAQ corporate governance requirements, including those that would otherwise require the Combined Company Board to have a majority of independent directors and require that the Combined Company establish a compensation committee comprised entirely of independent directors, or otherwise ensure that the compensation of its executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. While the Company does not expect the Combined Company to rely on any of these exemptions (including with respect to the requirement for a majority of independent directors), the Combined Company will be entitled to do so for as long as it will be considered a “controlled company,” and to the extent the Combined Company relies on one or more of these exemptions, holders of the Combined Company capital stock will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements. Stagwell has informed MDC that it expects to nominate two independent directors in addition to the Continuing Independent Directors.
Director Qualification Standards
Pursuant to the Combined Company Bylaws, no person shall qualify for service as a director (i) if such person is not at least 21 years of age and (ii) if such person is party to any compensatory or financial agreement with any third party in connection with his candidacy or service as a director of the Combined Company unless disclosed to Combined Company. The Combined Company Bylaws will further provide that directors need not be stockholders of the Combined Company.
In addition, the Combined Company Bylaws will provide that, to be eligible for election as a director, a stockholder nominee must deliver to the Secretary of the Combined Company: (i) a questionnaire with respect to his or her background, qualifications and independence; (ii) a written representation and agreement regarding, among other things, voting commitments to third parties and adherence to corporate governance guidelines; and (iii) written consent to being named as a nominee for director and serving as a director, if elected.
Committees of the Combined Company Board
Effective as of the consummation of the Proposed Transactions, the Combined Company Board will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members will serve on these committees until their resignation or until otherwise determined by the Combined Company Board. The Combined Company Board may establish other committees as it deems necessary or appropriate from time to time.
Each committee will operate under a charter approved by the Combined Company Board. Following the consummation of the Proposed Transactions, copies of each charter will be posted on the Investor Relations section of the Combined Company’s website. The Combined Company’s website and the information contained on, or that can be accessed through, the Combined Company’s website is not deemed to be incorporated by reference in, and is not considered part of, this Proxy Statement/Prospectus.
Audit Committee
Following the consummation of the Proposed Transactions, the Combined Company’s audit committee will be comprised of the Continuing Independent Directors. The Company expects the Combined Company Board to determine that the Continuing Independent Directors will each meet the requirements for independence and financial literacy under the current NASDAQ listing standards and SEC rules and regulations, including Rule 10A-3. In addition, the Company expects the Combined Company Board to determine that the Continuing Independent Directors include at least one “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations, or liabilities that are greater than will generally be imposed on members of the audit committee and the Combined Company Board. The audit committee will be responsible for, among other things:
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selecting a qualified firm to serve as the independent registered public accounting firm to audit the Combined Company’s financial statements;

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helping to ensure the independence and overseeing the performance of the independent registered public accounting firm;

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reviewing and discussing the results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, the Combined Company’s interim and year-end operating results;

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reviewing the Combined Company’s financial statements and critical accounting policies and estimates;

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reviewing the adequacy and effectiveness of the Combined Company’s internal controls;

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developing procedures for employees to submit concerns anonymously about questionable accounting, internal accounting controls, or audit matters;

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overseeing the Combined Company’s policies on risk assessment and risk management;

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overseeing compliance with the Combined Company’s code of business conduct and ethics;

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reviewing related party transactions; and

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approving or, as permitted, pre-approving all audit and all permissible non-audit services (other than de minimis non-audit services) to be performed by the independent registered public accounting firm.

The audit committee will operate under a written charter, to be effective on the date of the consummation of the Proposed Transactions, which satisfies the applicable rules of the SEC and the listing standards of NASDAQ, and which will be available on the Combined Company’s website upon the consummation of the Proposed Transactions. All audit services to be provided to the Combined Company and all permissible non-audit services, other than de minimis non-audit services, to be provided to the Combined Company by the Combined Company’s independent registered public accounting firm will be approved in advance by the audit committee.
Compensation Committee
The Company expects the Combined Company Board to determine that the composition of the compensation committee initially will meet the requirements for independence under the current NASDAQ listing standards and SEC rules and regulations. Each member of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Following the consummation of the Proposed Transactions, the compensation committee will be responsible for, among other things:

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reviewing, approving and determining, or making recommendations to the Combined Company Board regarding, the compensation of the Combined Company’s executive officers, including the Chief Executive Officer;

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making recommendations regarding non-employee director compensation to the Combined Company Board;

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administering the Combined Company’s equity compensation plans and agreements with the Combined Company’s executive officers;

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reviewing, approving and administering incentive compensation and equity compensation plans; and

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reviewing and approving the Combined Company’s overall compensation philosophy.

The compensation committee will operate under a written charter, to be effective on the date of the consummation of the Proposed Transactions, which satisfies the applicable rules of the SEC and NASDAQ listing standards and will be available on the Combined Company’s website upon the consummation of the Proposed Transactions.
Nominating and Corporate Governance Committee
The Company expects the Combined Company Board to determine that the composition of the nominating and corporate governance committee initially will meet the requirements for independence under the current NASDAQ listing standards and SEC rules and regulations. Following the consummation of the Proposed Transactions, the nominating and corporate governance committee will be responsible for, among other things:
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identifying, evaluating and selecting, or making recommendations to the board of the Combined Company regarding nominees for election to the board of directors and its committees;

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considering and making recommendations to the board of the Combined Company regarding the composition of the board of directors and its committees;

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developing and making recommendations to the board of the Combined Company regarding corporate governance guidelines and matters;

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overseeing the Combined Company’s corporate governance practices;

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overseeing the evaluation and the performance of the board of the Combined Company and individual directors; and

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contributing to succession planning.

The nominating and corporate governance committee will operate under a written charter, which satisfies the applicable rules of the SEC and the NASDAQ listing standards and will be available on the Combined Company’s website upon the consummation of the Proposed Transactions.
Minority Protections
During the period following the Proposed Transactions when (x) Stagwell beneficially owns more than 10% of the then-issued and outstanding voting securities of the Combined Company, (y) Stagwell has nominated directors constituting a majority of the Combined Company Board, or (z) Stagwell has the contractual right to appoint a majority of the Combined Company Board, the Transaction Agreement generally will prohibit the Combined Company from (i) entering into certain related party transactions without the approval of a majority of the independent directors serving on the Combined Company Board and (ii) entering into any proposed business combinations involving Stagwell or its affiliates without (A) the approval of Combined Company Shareholders representing a “majority of the minority” of the voting power of the Combined Company and (B) the creation of a special committee of independent directors with authority similar to that of the MDC Special Committee. The related party transactions subject to the foregoing requirement consist of amendments or modifications to (1) the Combined Company Certificate of Incorporation or the Combined Company Bylaws (solely to the extent relating to any right, power or preference unique to Stagwell or its affiliates (other than the Combined Company and subsidiaries of the

Combined Company), (2) the Transaction Agreement or (3) any of the Tax Receivables Agreement, the Information Rights Letter Agreement, the Registration Rights Agreement or the A&R OpCo LLC Agreement. The Company expects that, following the Closing, Stagwell will exit some portion of its pro forma ownership of the Combined Company in the exercise of its rights pursuant to, and subject to the limitations set forth in, the Ancillary Agreements (including the six-month lock-up period for Paired Interest Exchanges).
Risk Oversight
Upon the consummation of Proposed Transactions, one of the key functions of the Combined Company Board will be informed oversight of the Combined Company’s risk management process. The Company does not anticipate the Combined Company Board having a standing risk management committee, but rather anticipates that this oversight function will be administered directly through the Combined Company Board as a whole, as well as through various standing committees of the Combined Company Board that address risks inherent in their respective areas of oversight. In particular, the Combined Company Board will be responsible for monitoring and assessing strategic risk exposure and the Combined Company’s audit committee will have the responsibility to consider and discuss the Combined Company’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The compensation committee will also assess and monitor whether the Combined Company’s compensation plans, policies and programs comply with applicable legal and regulatory requirements. The nominating and corporate governance committee will monitor the effectiveness of the Combined Company’s governance guidelines.
Codes of Business Conduct
The Combined Company Board will follow a Code of Business Conduct and Ethics that will apply to all of the Combined Company’s directors, officers and employees, including the Combined Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the consummation of the Proposed Transactions, the Code of Business Conduct and Ethics will be available on the Corporate Governance section of the Combined Company’s website. In addition, the Combined Company intends to post on the Corporate Governance section of the Combined Company’s website all disclosures that are required by law or the listing standards of the NASDAQ concerning any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to the Combined Company’s website address in this Proxy Statement/Prospectus does not include or incorporate by reference the information on the Combined Company’s website into this Proxy Statement/Prospectus.
Limitation on Liability and Indemnification of Directors and Officers
The Combined Certificate of Incorporation, which will be effective upon consummation of MDC Merger, limits the Combined Company’s directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:
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for any transaction from which the director derives an improper personal benefit;

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or any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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for any unlawful payment of dividends or redemption of shares; or

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for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Combined Company’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the Combined Company Bylaws, which will be effective upon the consummation of the Proposed Transactions, provide that the Combined Company will, with specified exceptions, indemnify the Combined Company’s directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. The Combined Company will also agree to advance any indemnified person, subject to certain limitations, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.
In addition, the Company expects the Combined Company to enter into separate indemnification agreements with the Combined Company’s directors and officers. These agreements, among other things, will require the Combined Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Combined Company’s directors or officers or any other company or enterprise to which the person provides services at the Combined Company’s request.
The Company expects the Combined Company to maintain a directors’ and officers’ insurance policy pursuant to which the Combined Company’s directors and officers will be insured against liability for actions taken in their capacities as directors and officers. The Company believes these provisions in the Combined Company Certificate of Incorporation and the Combined Company Bylaws, which will be effective upon the consummation of the Proposed Transactions and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Executive Compensation
The Company expects the Combined Company to develop an executive compensation program that is designed to align compensation with the Combined Company’s business objectives and the creation of stockholder value, while enabling the Combined Company to attract, motivate and retain individuals who contribute to the long-term success of the Combined Company. The Company expects the Combined Company to seek shareholder approval for any executive compensation plan for which stockholder approval is required.
Decisions regarding the executive compensation program will be made by the compensation committee of the Combined Company.
Director Compensation
The Combined Company’s compensation committee will determine the annual compensation to be paid to the members of the Combined Company Board.

DESCRIPTION OF MDC DELAWARE AND THE COMBINED COMPANY CAPITAL STOCK
The Redomiciliation is expected to occur shortly prior to the Business Combination (the period between the Redomiciliation and the Business Combination is expected to be approximately three business days). The rights of shareholders in MDC Delaware after the Redomiciliation but before the Business Combination will be the same as the rights of shareholders in New MDC after the MDC Merger and the shareholders in the Combined Company after completion of the Proposed Transactions, except that the MDC Delaware Series 6 Shares shall carry a voting right with respect to the MDC Merger. Except as otherwise noted, references below to the Combined Company Certificate of Incorporation, Combined Company Bylaws, Combined Company Shares, the Combined Company Shareholders and Combined Company Board apply equally to the MDC Delaware Certificate of Incorporation, MDC Delaware Bylaws, MDC Delaware Shares, MDC Delaware Shareholders and MDC Delaware Board, respectively.
The following description of MDC Delaware’s and the Combined Company’s capital stock is a summary. This summary is qualified by the complete text of the MDC Delaware Certificate of Incorporation and MDC Delaware Bylaws to be in effect upon completion of the Redomiciliation, and the complete text of the Combined Company Certificate of Incorporation and Combined Company Bylaws to be in effect upon completion of the Proposed Transactions, which will be substantially in the forms attached as Exhibits Q, R, A, and B, respectively, to this Proxy Statement/Prospectus. We encourage you to read those documents carefully.
There are differences between MDC Canada’s articles of amalgamation and by-laws and the MDC Delaware Certificate of Incorporation and MDC Delaware Bylaws as they are expected to be in effect upon completion of the Redomiciliation and the Combined Company Certificate of Incorporation and Combined Company Bylaws as they will be in effect upon the completion of the Business Combination, especially relating to changes that are required by Delaware law. The MDC Delaware Certificate of Incorporation and MDC Delaware Bylaws and the Combined Company Certificate of Incorporation and Combined Company Bylaws provide for certain provisions customarily provided with respect to publicly-traded Delaware corporations. See “Comparison of Stockholders’ Rights”.
General
The Combined Company Certificate of Incorporation will authorize 1,250,000,000 shares of Class A Common Stock, no par value per share, 1,250,000,000 shares of Class B Common Stock, no par value per share, [           ] shares of Class C Common Stock, no par value per share, and [           ] shares of Preferred Stock, no par value per share, of which (i) 95,000 shares will be designated as “Series 4 Convertible Preferred Stock”, (ii) 30,000,000 shares will be designated as “Series 5 Convertible Preferred Stock”, (iii) 50,000 shares will be designated as “Series 6 Convertible Preferred Stock” and (iv) 20,000,000 shares will be designated as “Series 7 Convertible Preferred Stock”.
Common Stock
Voting Rights
Each holder of (i) Combined Company Class A Common Shares will be entitled to one vote, (ii) Combined Company Class B Common Shares will be entitled to twenty votes and (iii) Combined Company Class C Common Shares will be entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. In any uncontested election of directors, each person receiving a majority of the votes cast shall be elected. In any contested election of directors, the persons receiving a plurality of the votes cast shall be elected. Accordingly, holders of a majority of the voting power will be able to elect all of the directors of the Combined Company, subject to the rights, if any, of holders of any series of Preferred Stock to elect additional directors under specific circumstances. Unless otherwise required by law, other actions by the stockholders will be authorized by the affirmative vote of holders of a majority of the voting power of the capital shares present in person or by proxy at the meeting such action is taken.
In addition, the MDC Delaware Series 6 Shares shall each carry [           ] votes with respect to the MDC Merger.

Dividends
Subject to preferences that may be applicable to any then outstanding shares of any series of Combined Company Preferred Shares, holders of Combined Company Class A Common Shares and Combined Company Class B Common Shares will be entitled to receive dividends, if any, as may be declared from time to time by the Combined Company Board out of legally available funds. Holders of Combined Company Class C Common Shares shall not be entitled to receive dividends. Declaration and payment of any dividend will be subject to the discretion of the Combined Company Board and may be paid in cash, in property or in Combined Company Common Shares. If the Combined Company Board declares a dividend on the Combined Company Class A Common Shares, it shall declare a dividend on the Combined Company Class B Common Shares in an amount equal to or, in its discretion, lesser per share than on the Combined Company Class A Common Shares, and if the Combined Company Board declares a dividend on the Combined Company Class B Common Shares, it shall declare a dividend on the Combined Company Class A Common Shares in an amount equal to or, in its discretion, greater per share than on the Combined Company Class B Common Shares.
Further, after the Proposed Transactions, the Combined Company will be a holding company and its principal asset will be its ownership of OpCo Common Units and OpCo Preferred Units. The Combined Company will have no independent means of generating revenue or cash flow, and the Combined Company’s ability to make dividends will be dependent upon the financial results and cash flows of OpCo and its subsidiaries and distributions the Combined Company receive from OpCo.
Liquidation
In the event of or the Combined Company’s liquidation, dissolution or winding up, holders of Combined Company Common Shares will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Combined Company’s debts and other liabilities and the satisfaction of any liquidation preference or other similar rights granted to the holders of any then outstanding shares of any series of Preferred Stock.
Rights and Preferences
Holders of Combined Company Common Shares will have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Combined Company Common Shares (other than, with respect to Combined Company Class C Common Shares, as set forth in the A&R OpCo LLC Agreement). Holders of Combined Company Class B Common Shares will have the right, at their election, to convert such shares into Combined Company Class A Common Shares on a one-to-one basis, and holders of Combined Company Class A Common Shares shall have the right to convert such shares to Combined Company Class B Common Shares on a one-to-one basis in connection with the occurrence of certain events related to an offer to purchase all Combined Company Class B Common Shares. The rights, preferences and privileges of the holders of Combined Company Common Shares will be subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that the Combined Company may designate in the future.
Fully Paid and Non-Assessable
The Combined Company Shares will be fully paid and non-assessable.
Preferred Stock
Following the Proposed Transactions, there will be two issued and outstanding series of Preferred Stock of the Combined Company, the Combined Company Series 4 Shares and the Combined Company Series 6 Shares, and two authorized but unissued series of Preferred Stock of the Combined Company, the Series 5 Convertible Preferred Stock of the Combined Company (the “Combined Company Series 5 Shares”) and the Series 7 Convertible Preferred Stock of the Combined Company (the “Combined Company Series 7 Shares”). The powers, preferences, rights, qualifications, limitations and restrictions of the Combined Company Series 4 Shares, as set forth in the Designation of the Combined Company Series 4 Shares, will be substantially similar in all respects to the rights, privileges, restrictions and conditions of the MDC Canada

Series 4 Shares, as set forth in the Articles of Amendment of MDC Canada, dated as of March 7, 2017, to the MDC Canada Series 4 Shares. The Designation for the Combined Company Series 4 Shares is set forth in Exhibit A to the Combined Company Certificate of Incorporation, attached as Exhibit A hereto. The powers, preferences, rights, qualifications, limitations and restrictions of the Combined Company Series 5 Shares, as set forth in the Designation of the Combined Company Series 5 Shares, will be substantially similar in all respects to the rights, privileges, restrictions and conditions of the Series 5 Preference Shares of MDC Canada (the “MDC Canada Series 5 Shares”), as set forth in the Articles of Amendment of MDC Canada, dated as of March 7, 2017, to the MDC Canada Series 5 Shares. The Designation for the Combined Company Series 5 Shares is set forth in Exhibit B to the Combined Company Certificate of Incorporation, attached as Exhibit A hereto. The powers, preferences, rights, qualifications, limitations and restrictions of the Combined Company Series 6 Shares, as set forth in the Designation of the Combined Company Series 6 Shares, will be substantially similar in all respects to the rights, privileges, restrictions and conditions of the Combined Company Series 6 Shares, as set forth in the Articles of Amendment of MDC Canada, dated as of March 14, 2019, to the MDC Canada Series 6 Shares. The Designation for the Combined Company Series 6 Shares is set forth in Exhibit C to the Combined Company Certificate of Incorporation, attached as Exhibit A hereto. The powers, preferences, rights, qualifications, limitations and restrictions of the MDC Delaware Series 6 Shares, as set forth in the Designation of the MDC Delaware Series 6 Shares, will be substantially similar in all respects to the rights, privileges, restrictions and conditions of the Combined Company Series 6 Shares, as set forth in the Articles of Amendment of MDC Canada, dated as of March 14, 2019, to the MDC Canada Series 6 Shares, except that the MDC Delaware Series 6 Shares shall have a voting right with respect to the MDC Merger. The Designation for the MDC Delaware Series 6 Shares is attached as Exhibit S hereto. The powers, preferences, rights, qualifications, limitations and restrictions of the Combined Company Series 7 Shares, as set forth in the Designation of the Combined Company Series 7 Shares, will be substantially similar in all respects to the rights, privileges, restrictions and conditions of the MDC Canada Series 7 Convertible Preference Shares (the “MDC Canada Series 7 Shares”), as set forth in the Articles of Amendment of MDC Canada, dated as of March 14, 2019, to the MDC Canada Series 7 Shares. The Designation for the Combined Company Series 7 Shares is set forth in Exhibit D to the Combined Company Certificate of Incorporation, attached as Exhibit A hereto.
Following the Closing, it is anticipated that the Combined Company Series 4 Shares and the Combined Company Series 5 Shares shall be cancelled and replaced on a one-to-one basis with Combined Company Series 8 Shares and Combined Company Series 9 Shares, respectively. The terms of the Combined Company Series 8 Shares are expected to be the same as those of the Combined Company Series 4 Shares, except that (i) the conversion price shall be reduced to $5.00 and (ii) the accretion rate shall be 8.00% and from and after March 7, 2022 through March 14, 2024, the accretion rate shall be 6.00%, and from and after March 15, 2024, the accretion rate shall be 0% per annum and the base liquidation preference per convertible preference share will not increase during any period subsequent to March 14, 2024.
The Combined Company Certificate of Incorporation will not authorize any shares of Series 1, Series 2 or Series 3 preferred stock of the Company.
The Combined Company Certificate of Incorporation that will be filed with the Secretary of State of the State of Delaware will include (i) the Designation of the Combined Company Series 4 Shares, which will designate 95,000 shares of Preferred Stock as Combined Company Series 4 Shares, (ii) the Designation of the Combined Company Series 5 Shares, which will designate 30,000,000 shares of Preferred Stock as Combined Company Series 5 Shares, (iii) the Designation of the Combined Company Series 6 Shares, which will designate 50,000 shares of Preferred Stock as Combined Company Series 6 Shares, and (iv) the Designation of the Combined Company Series 7 Shares, which will designate 20,000,000 shares of Preferred Stock as Combined Company Series 7 Shares.
Except as required by law, holders of Combined Company Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting but shall be entitled to receive notice of meetings of shareholders of the Company called for the purpose of authorizing the dissolution of the Company or the sale of its undertaking or a substantial part thereof. The terms of the Combined Company Preferred Shares will provide that such shares can convert into Combined Company Class A Common Shares; the conversion price may be reduced, which would result in the Combined Company Preferred Shares being convertible into additional Combined Company Class A

Common Shares upon certain events, including distributions on the Combined Company Class A Common Shares or issuances of additional Combined Company Class A Common Shares or equity-linked securities, at a price less than the then-applicable conversion price. Further, the Combined Company Preferred Shares will rank senior to the Combined Company Class A Common Shares, which could affect the value of the Combined Company Class A Common Shares on liquidation or, as a result of contractual provisions, on a change in control transaction. For example, pursuant to the related purchase agreements, the Company has agreed, with certain exceptions, not to become party to certain change in control transactions that are approved by the MDC Board other than a qualifying transaction in which holders of MDC Canada Preferred Shares are entitled to receive cash or qualifying listed securities with a value equal to the then-applicable liquidation preference plus accrued and unpaid dividends. If dividends are declared by the Company, holders of Combined Company Preferred Shares will be entitled to receive dividends in cash or in kind in an amount equal to the dividends that would be made on a number of Combined Company Class A Common Shares that such Combined Company Preferred Shares could be converted into on the applicable record date for such dividends. Holders of Combined Company Preferred Shares will additionally be entitled to receive dividends upon the consummation of certain extraordinary transactions, in an amount that accumulates interest at a rate of 7% per annum, which rate shall increase 1% on each anniversary of certain extraordinary transactions.
In addition, the Combined Company Certificate of Incorporation will authorize the Combined Company Board from time to time to create one or more additional series of Preferred Stock by resolution and, with respect to each such series, to fix the number of shares constituting such series and the designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of the shares of such series, without vote or action by the Combined Company stockholders.
Annual Stockholder Meetings
The Combined Company Bylaws will provide that annual stockholder meetings will be held at a date, place (if any) and time, as exclusively selected by the Combined Company Board. To the extent permitted under applicable law, the Combined Company may, but is not obligated to, conduct annual stockholder meetings by remote communications, including by webcast.
Anti-Takeover Effects of Provisions of the Combined Company Certificate of Incorporation and Combined Company Bylaws and Delaware Law
Some provisions of Delaware law and the Combined Company Certificate of Incorporation and Combined Company Bylaws could make the following transactions difficult: acquisition of the Combined Company by means of a tender offer, merger or otherwise, or removal of incumbent officers and directors of the Combined Company by means of a proxy contest or otherwise. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the best interests of the Combined Company, including transactions that might result in a premium over the market price for Combined Company Class A Common Shares. These provisions will replace and substitute applicable provisions of the CBCA and the Company cannot predict whether they will make an acquisition more or less likely compared to those provisions.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Combined Company to first negotiate with the Combined Company Board. We believe that the benefits of the Combined Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Combined Company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Undesignated Preferred Stock
The ability to authorize undesignated Preferred Stock will make it possible for the Combined Company Board to issue shares of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Combined Company. Such provision may have the effect of deterring hostile takeovers or delaying changes in control or management of the Combined Company.

Special Stockholder Meetings
The Combined Company Certificate of Incorporation and the Combined Company Bylaws will provide that a special meeting of stockholders may be called only by the Chairman of the Combined Company Board or the majority of the whole Combined Company Board. This may limit the ability of the Combined Company stockholders to take action between annual meetings without the prior approval of the Combined Company Board.
Stockholder Action by Written Consent
Until the first date on which Stagwell and its Permitted Transferees (as defined in the A&R OpCo LLC Agreement), directly or indirectly, cease to beneficially own, in the aggregate, Combined Company Common Shares representing at least thirty percent (30%) of the Combined Company’s voting power, the Combined Company Certificate of Incorporation will permit stockholders to take action by written consent.
Requirements for Advance Notification of Stockholder Nominations and Proposals and Proxy Access
The Combined Company Bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Combined Company Board or a committee of the Combined Company Board.
Composition of the Combined Company Board; Election and Removal of Directors
The Combined Company Board will consist of one or more members, the number thereof to be determined from time to time by the Combined Company Board. Upon the consummation of the Proposed Transactions, it is expected that the Combined Company Board will consist of nine members. The directors of the Combined Company are elected until their respective successors are duly elected and qualified or until their earlier death, resignation or removal. At each annual meeting of the Combined Company, directors will be elected to one-year terms.
Subject to the rights, if any, of holders of any series of Preferred Stock with respect to removal without cause of directors elected by such holders, the directors of the Combined Company may be removed with or without cause at any time by the holders of a majority of the Combined Company Shares entitled to vote at a meeting of the shareholders of the Combined Company.
Directors on the Combined Company Board will be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, except if, as of the date that is 14 days before the Combined Company files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the SEC, the number of director nominees exceeds the number of directors to be elected, in which case directors on the Combined Company Board will be elected by the vote of a plurality of the votes cast. Unless plurality voting shall have applied to the election, any director who receives a greater number of “against” votes than votes “for” election, the Combined Company Board will decide whether to accept or reject the resignation that was submitted upon his or her election, or whether other action should be taken. The Combined Company Board will act on such recommendation within 90 days following certification of the election results.
Exclusive Forum
The Combined Company Certificate of Incorporation will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the Court of Chancery of the State of Delaware will be the exclusive forum (or if the Court of Chancery of the State of Delaware lacks jurisdiction, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) for: (a) any derivative action or proceeding brought on behalf of the Combined Company, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Combined Company to the Combined Company or the Combined Company’s stockholders, (c) any action or proceeding asserting a claim arising pursuant to any provision of the DGCL (or any successor provision thereto) or as to which the DGCL (or any successor provision thereto) confers jurisdiction on the Court of Chancery of the State of Delaware, (d) any action or proceeding asserting a claim against the Company or any current or former director, officer or other employee of the Company arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws of the Company (as each may be amended form time to time), (e) any action asserting a claim governed by the internal affairs doctrine or (f) any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. The exclusive forum provision does not purport to apply to suits brought to enforce a duty or liability created by the U.S. Exchange Act, or any rules or regulations promulgated thereunder, or any other claim for which the United States federal courts have exclusive jurisdiction.
The Combined Company Certificate of Incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the U.S. Securities Act.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or its directors, officers or other matters pertaining to the Combined Company’s internal affairs, and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find these provisions of the Combined Company Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Combined Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, results of operations or financial condition.
Business Combinations Involving Interested Stockholders
In general, Section 203 of the DGCL (“Section 203”) prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that such person became an interested stockholder, unless (i) the board of directors of the corporation has approved, prior to the time the person became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares subject to the plan will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder. Generally, a “business combination” is defined to include a merger, consolidation, a sale of assets and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that owns (or is an affiliate or associate of the corporation and within the prior three years did own) 15% or more of a corporation’s voting stock, and the affiliates and associates of any such person.
Section 203 provides that these restrictions do not apply if, among other things, the corporation’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. The Combined Company Certificate of Incorporation will opt out of Section 203 until the first date on which Stagwell and its permitted transferees, directly or indirectly, cease to beneficially own, in the aggregate, Combined Company Common Shares representing at least five percent (5%) of the Combined Company voting power. From and after such date, the Combined Company shall be governed by Section 203 so long as Section 203 by its terms would apply to the Combined Company.
Corporate Opportunities Waiver
Directors of the Combined Company (the “Exempted Persons”) will not have any duty to refrain from (i) engaging directly or indirectly in the same or similar business activities or lines of business that the Company does, (ii) doing business with any potential or actual customer or supplier of the Combined Company, or (iii) employing or otherwise engaging any officer or employee of the Combined Company. In the event that any Exempted Person acquires knowledge of a potential transaction or matter which may be a corporate opportunity for him or herself or another person and us, the Company will not have any expectancy in the corporate opportunity, and no Exempted Person will have any duty to communicate or offer the corporate opportunity to us and may pursue or acquire such corporate opportunity for him or herself or direct such opportunity to another person. In addition, Exempted Persons will be expressly permitted to act in their own best interest, and will be under no obligation to take any action in their capacity as a director of the Combined Company that prefers the interest of the Combined Company over their own self-interest. Exempted Persons will further be expressly permitted to use information they acquired as a director of the Combined Company that enhanced their knowledge and understanding of the industries in which the Combined Company operates in making investment or voting decisions relating to non-MDC entities or securities.
By becoming a stockholder in the Combined Company by virtue of the Proposed Transactions, you will be deemed to have received notice of these provisions of the Combined Company Certificate of Incorporation.
Limitations of Liability and Indemnification Matters
The Combined Company Certificate of Incorporation will contain provisions that limit the liability of the directors of the Combined Company for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. Consequently, Combined Company directors will not be personally liable to the Combined Company or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•
any breach of the director’s duty of loyalty to the Combined Company or its stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
willful or negligent declaration and payment of unlawful dividends, or unlawful share purchases or redemptions; or

•
any transaction from which the director derived an improper personal benefit.

The Combined Company Bylaws will provide that the Combined Company is required to indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. The Combined Company Bylaws will also obligate the Combined Company to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding. In addition, the Combined Company will enter into agreements with Combined Company directors and officers to indemnify such directors and officers. With specified exceptions, these agreements will provide for indemnification against all liability and loss suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement by any of these individuals in any action, suit or proceeding, to the fullest extent permitted by applicable law. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Also, the Combined Company will maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in the Combined Company Certificate of Incorporation and Combined Company Bylaws may discourage stockholders from bringing a lawsuit against Combined Company directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against Combined Company directors and officers, even though an action, if successful, might benefit the Combined Company and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that the Combined Company pays the costs of settlement or damages.
Uncertificated Shares
The Combined Company Common Shares will be uncertificated, and holders of Combined Company Common Shares will not have the right to require the Combined Company to issue certificates for their shares.
Stock Exchange Listing
The Combined Company Class A Common Shares will be listed on NASDAQ. See “The Proposed Transactions — Listing of the Combined Company Class A Common Shares; Reporting Requirements” “ The Redomiciliation — Certain Legal and Regulatory Matters — Stock Exchange Listing.”

Registrar and Transfer Agent
The transfer agent and registrar for Combined Company Shares following completion of the Proposed Transactions will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219. AST, and its Canadian office, at AST Trust Company (Canada), P.O. Box 700, Station B, Montreal, QC H3B 3K3, will act as co-transfer agent.

COMPARISON OF STOCKHOLDERS’ RIGHTS
The following is a summary comparison of the significant differences between:
•
the current rights of MDC Canada Shareholders under the CBCA and MDC Canada’s articles of amalgamation and by-law, each as amended to date;

•
the rights of the MDC Delaware Shareholders under the DGCL and the MDC Delaware Certificate of Incorporation and MDC Delaware Bylaws, upon consummation of the Redomiciliation; and

•
the rights of the Combined Company Shareholders under the DGCL and the Combined Company Certificate of Incorporation and Combined Company Bylaws upon consummation of the Business Combination.

The MDC Delaware Certificate of Incorporation and the MDC Delaware Bylaws will be the same as the Combined Company Certificate of Incorporation and the Combined Company Bylaws, respectively, except that the MDC Delaware Series 6 Shares shall have a voting right with respect to the MDC Merger.
The following summary is not a complete statement of the rights of MDC Canada Shareholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the CBCA and the DGCL and MDC Canada’s, MDC Delaware’s and the Combined Company’s constituent documents, which MDC Canada Shareholders should read. The MDC Delaware Certificate of Incorporation and MDC Delaware Bylaws, in the form substantially as they will be in effect upon completion of the Redomiciliation, and the Combined Company Certificate of Incorporation and Combined Company Bylaws, in the form substantially as they will be in effect upon completion of the Proposed Transactions are attached as Exhibits Q, R, A, and B, respectively, of this Proxy Statement/Prospectus.
Except as otherwise noted, references below to the Combined Company Certificate of Incorporation, Combined Company Bylaws, Combined Company Shares, Combined Company Shareholders and Combined Company Board apply equally to the MDC Delaware Certificate of Incorporation, MDC Delaware Bylaws, MDC Delaware Shares, MDC Delaware Shareholders and MDC Delaware Board, respectively. To see where copies of the remaining documents can be obtained, see “Where You Can Find More Information”.
	MDC Canada	MDC Delaware and the Combined Company
Authorized Capital Stock	MDC Canada’s articles of amalgamation authorize MDC Canada to issue an unlimited number of Class A Subordinate Voting Shares, Class B Shares, and non-voting Preference Shares, issuable in series, of which 5,000 Series 1 Preference Shares, 700,000 Series 2 Preference Shares, an unlimited number of Series 3 Preference Shares, 95,000 Series 4 Preference Shares, an unlimited number of Series 5 Preference Shares, 50,000 Series 6 Preference Shares, and an unlimited number of Series 7 Preference Shares have been designated.	The Combined Company Certificate of Incorporation will authorize [ ] shares of Class A Common Stock, no par value per share, [ ] shares of Class B Common Stock, no par value per share, [ ] shares of Class C Common Stock, no par value per share, and [ ] shares of Preferred Stock, no par value per share, of which (i) 95,000 shares will be designated as “Series 4 Convertible Preferred Stock”, (ii) 30,000,000 shares will be designated as “Series 5 Convertible Preferred Stock”, (iii) 50,000 shares will be designated as “Series 6 Convertible Preferred Stock” and (iv) 20,000,000 shares will be designated as “Series 7 Convertible Preferred Stock”. The DGCL authorizes the Combined Company Board to issue Common Stock and Preferred Stock up to the authorized number of shares of Common Stock and Preferred Stock, respectively, without stockholder approval, and the Combined Company

	MDC Canada	MDC Delaware and the Combined Company
Certificate of Incorporation will authorize the Combined Company Board to create new series of Preferred Stock and designate the powers, preferences, rights, qualifications, limitations and restrictions thereof without stockholder approval. Simultaneously with the filing of the Combined Company Certificate of Incorporation, the Combined Company will file with the Secretary of State of the State of Delaware (i) the Certificate of Designation of the Combined Company Series 4 Shares, which will designate 95,000 shares of Preferred Stock as Combined Company Series 4 Shares, (ii) the Certificate of Designation of the Combined Company Series 5 Convertible Preferred Shares, which will designate 30,000,000 shares of Preferred Stock as Combined Company Series 5 Convertible Preferred Shares, (iii) the Certificate of Designation of the Combined Company Series 6 Shares, which will designate 50,000 shares of Preferred Stock as Combined Company Series 6 Shares, and (iv) the Certificate of Designation of the Combined Company Series 7 Convertible Preferred Shares, which will designate 20,000,000 shares of Preferred Stock as Combined Company Series 7 Convertible Preferred Shares.
Dividends
Under the CBCA, a corporation may pay a dividend by issuing fully paid shares of such corporation or may pay in money or property. If shares of a corporation are issued in payment of a dividend, the declared amount of the dividend stated as an amount of money shall be added to the stated capital account maintained or to be maintained for the shares of the class or series issued in payment of the dividend.
Under the CBCA, a corporation shall not declare or pay a dividend if there are reasonable grounds for believing: (a) that the corporation is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of such corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

Under the DGCL, a Delaware corporation may, subject to restrictions in its certificate of incorporation, pay dividends out of the corporation’s surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and/or for the immediately preceding fiscal year. Dividends out of net profits may not be paid when the capital of a Delaware corporation has diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.
The decision whether or not to pay dividends and the amount of any such dividends is subject to the discretion of the Combined Company Board and the existence of legally available funds. If the Combined Company Board declares a

	MDC Canada	MDC Delaware and the Combined Company
The decision whether or not to pay dividends and the amount of any such dividends is subject to the discretion of the MDC Board.
dividend on the Combined Company Class A Common Shares, it shall declare a dividend on the Combined Company Class B Common Shares in an amount equal to or, in its discretion, lesser per share than on the Combined Company Class A Common Shares, and if the Combined Company Board declares a dividend on the Combined Company Class B Common Shares, it shall declare a dividend on the Combined Company Class A Common Shares in an amount equal to or, in its discretion, greater per share than on the Combined Company Class B Common Shares. The Combined Company Board will regularly evaluate any proposed dividend payments of the Combined Company and DGCL requirements in respect of surplus and net profits, as applicable, provided that the Combined Company Class C Common shares shall not be entitled to dividends.
If dividends are declared by the Company, holders of Combined Company Preferred Shares will be entitled to receive dividends in cash or in kind in an amount equal to the dividends that would be made on a number of Combined Company Class A Common Shares that such Combined Company Preferred Shares could be converted into on the applicable record date for such dividends. Holders of Combined Company Preferred Shares will additionally be entitled to receive dividends upon the consummation of certain extraordinary transactions, in an amount that accumulates interest at a rate of 7% per annum, which rate shall increase 1% on each anniversary of certain extraordinary transactions.

Voting Rights
The CBCA provides that, in general, the holders of at least one class of shares of a corporation are entitled to receive notice of and vote at each meeting of shareholders.
Each MDC Canada Class A Common Share entitles its holder to one vote on all matters on which holders of MDC Canada Class A Common Shares are entitled to vote, each MDC Canada Class B Common Share entitles its holder to twenty votes on all matters on which
The DGCL provides that each stockholder is entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in the corporation’s certificate of incorporation. The Combined Company Certificate of Incorporation will provide that each Combined Company Class A Common Share and Combined Company Class C Common Share will entitle its holder to one vote, and each Combined Company Class B Common Share will

	MDC Canada	MDC Delaware and the Combined Company
holders of MDC Canada Class B Common Shares are entitled to vote and MDC Canada Preferred Shareholders are not entitled to vote unless as otherwise provided under applicable law.
entitle its holder to twenty votes, on each matter voted upon by the holders of Combined Company Common Shares. The Combined Company Board will be authorized by the Certificate of Incorporation to determine the voting power of any series of Preferred Stock that the Combined Company creates.
Except when another standard is required by the DGCL or the Combined Company Certificate of Incorporation or Combined Company Bylaws in specified circumstances, the vote of holders of a majority of the voting power of the shares present in person or represented by proxy at a meeting at which a quorum is present shall constitute the act of the stockholders.

Number of Directors and Size of Board
The CBCA provides that the board of directors of a distributing corporation shall consist of not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.
MDC Canada is a distributing corporation under the CBCA and MDC Canada’s articles of amalgamation provide that the number of directors will be not less than three or more than 20. The exact number of directors within these limits will be fixed from time to time by resolution of the board of directors. The MDC Board currently consists of 7 members.

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, with the precise number thereof from time to time fixed by or in the manner provided by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation.
The Combined Company Certificate of Incorporation will provide that the number of directors will be determined from time to time by the Combined Company Board. Upon the consummation of the Proposed Transactions, it is expected that the Combined Company Board will consist of nine members.

Director Qualifications	The CBCA requires that all directors be individuals, of sound mind, not less than the age of 18 and not have the status of bankrupt. Further, according to the CBCA, 25% of the directors of a Canadian corporation must be Canadian residents.
The DGCL requires that directors of Delaware corporations be natural persons. The Combined Company Bylaws will also provide that, to be eligible for election as a director, the person must be nominated by or at the direction of the Combined Company Board or any committee thereof, by the Combined Company stockholders pursuant to the advance notice bylaw summarized below.
Pursuant to the Combined Company Bylaws, no person shall qualify for service as a director (i) if such person is not at

	MDC Canada	MDC Delaware and the Combined Company

least 21 years of age and (ii) if such person is party to any compensatory or financial agreement with any third party in connection with his candidacy or service as a director of the Combined Company unless disclosed to Combined Company.
In addition, the Combined Company Bylaws will provide that, to be eligible for election as a director, a stockholder nominee must deliver to the Secretary of the Combined Company: (i) a questionnaire with respect to his or her background, qualifications and independence; (ii) a written representation regarding, among other things, voting commitments to third parties and adherence to corporate governance guidelines; and (iii) written consent to being named as a nominee for director. (such deliveries collectively, the “Nominee Deliveries”).

Election of Directors	The CBCA provides that directors will be elected by ordinary resolution passed at a meeting of the shareholders called for that purpose.	The DGCL provides that an annual meeting will be held for the election of directors unless directors are elected by written consent in lieu thereof. The DGCL provides that directors may be elected by written consent in lieu of an annual meeting if the written consent is unanimous unless all of the directorships to which directors could be elected at an annual meeting are vacant.
Term of Directors
The CBCA provides that a director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following the director’s election. The CBCA provides that it is not necessary that all directors elected at a meeting of shareholders hold office for the same term.
MDC Canada’s directors are elected to one-year terms expiring at the next annual shareholders’ meeting following election. MDC Canada’s articles of amalgamation do not provide for staggered terms or a classified board.

The DGCL provides that directors of a Delaware corporation hold office until their successors are elected and qualified or until their earlier resignation or removal.
The Combined Company’s directors will be elected to one-year terms expiring at the next annual stockholders’ meeting following election. The Combined Company Certificate of Incorporation and Combined Company Bylaws will not provide for staggered terms or a classified board as permitted by the DGCL.

Removal of Directors	The CBCA provides that the shareholders of a corporation may, by an ordinary resolution passed by a majority of votes cast by the shareholders who voted in	The DGCL provides, and Combined Company Certificate of Incorporation will provide, that, except for any directors elected by the holders of shares of any

	MDC Canada	MDC Delaware and the Combined Company
	respect of that resolution at a special meeting, remove any director or directors from office if the number of votes cast in favor of the director’s removal is greater than the product of the number of directors required by the articles and the number of votes cast against the motion. Where the holders of any class or series of shares of a Canadian corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.	series of Preferred Stock pursuant to any certificate establishing the terms of such series, any one or more directors or the entire Combined Company Board may be removed, with or without cause, by the holders of a majority of voting power of the shares then entitled to vote at an election of directors.
Filling of Board Vacancies
The CBCA provides that, subject to any right of the shareholders (or class of shareholders) to fill a vacancy among the directors, as set forth in the articles, a vacancy among the directors may be filled by a vote of the shareholders or by a quorum of directors except when the vacancy results from an increase in the number or the minimum or maximum number of directors or from a failure to elect the number or minimum number of directors provided for in the articles. Under MDC Canada’s by-law, if a quorum of the board remains in office, MDC Board may fill a vacancy in the board, except a vacancy resulting from (i) an increase in the number of directors otherwise than by a resolution of the directors, or in the maximum number of directors, or from (ii) a failure to elect the number of directors required to be elected at any meeting of the shareholders. Each director appointed or elected to fill a vacancy holds office for the unexpired term of their predecessor.
The CBCA also provides that the directors may appoint additional directors who shall hold office for the term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders.

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum. Delaware common law also gives stockholders power to fill vacancies, unless the corporation’s certificate of incorporation or bylaws provide otherwise.
The Combined Company Certificate of Incorporation will provide that any vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote, as a single class, may be filled solely by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director or, if not so filled, by the stockholders at the next annual meeting thereof.

Board Quorum and Vote Requirements	Under the CBCA, subject to the articles or by-laws of a corporation, a majority of the number of directors or minimum number of directors required by the	Under the Combined Company Bylaws, the presence of a majority of the total number of whole Combined Company Board will constitute a quorum. The vote

	MDC Canada	MDC Delaware and the Combined Company

articles constitutes a quorum at any meeting of directors, and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.
Under MDC Canada’s by-law, the presence of two-fifths the number of directors constitutes a quorum. At all MDC Board meetings every question is decided by a majority of the votes cast thereon. In the case of an equality of votes, the chairman of the meeting is not entitled to a second or casting vote.

of a majority of the directors present at any meeting at which a quorum is present will constitute an act of the Combined Company Board.
Under the DGCL, directors are also permitted to act by unanimous written consent signed by all of the members of the board of directors or of any committee thereof, as applicable.

Annual Meetings of Stockholders	Under the CBCA, the directors of a Canadian corporation shall call an annual meeting of the shareholders not later than 18 months after the Canadian corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the corporation’s preceding financial year.
The Combined Company Bylaws will provide that an annual meeting of stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be considered at the meeting, shall be held on such date and at such time as the Combined Company Board fixes.
Under the DGCL, subject to certain statutory exceptions, if the Combined Company does not designate a date for an annual meeting to elect directors within the 13-month period following its last annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Quorum for Stockholder Meetings
Under the CBCA, unless the by-laws otherwise provide, a quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.
Under MDC Canada’s by-law, a quorum is present at a meeting of shareholders if not less than 33 1∕3% of the shared entitled to vote at the meeting are present in person or represented by proxy.
Under the Combined Company Bylaws, subject to certain statutory exceptions, the holders of 33 1∕3% of the voting power of all outstanding shares of stock entitled to vote at the meeting of stockholders, present in person or represented by proxy, will constitute a quorum for the transaction of business at such meeting. The stockholders may continue to transact business at the meeting even if quorum is subsequently broken.
Notice of Annual and Special Meetings of Stockholders
Under the regulations of the CBCA and MDC Canada’s by-law, notice of the date, time and place of a meeting of shareholders must be given not less than 21 days and not more than 60 days prior to the meeting to each director, auditor and to each shareholder entitled to vote at the meeting.
Under the DGCL and the Combined Company’s Bylaws, except as otherwise required by the DGCL in certain circumstances, notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled

	MDC Canada	MDC Delaware and the Combined Company
to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Under the DGCL and the Combined Company Bylaws, attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends such meeting for the express purpose of objecting, at the beginning of the meeting, that the meeting is not lawfully called or convened.
Calling Special Meetings of Stockholders
The CBCA provides that the directors of a Canadian corporation may at any time call a special meeting of the shareholders.
The CBCA also provides that holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Upon meeting the technical requirements set out in the CBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If they do not call a meeting within 21 days after receiving the requisition, any shareholder who signed the requisition may call the special meeting.
MDC Canada’s by-laws provide that the board of directors, the Chairman of the board, Vice Chairman of the board if he is a director, the Managing Director if he is a director, the President if he is a director, and a Vice President if he is a director shall have power to call a special meeting of shareholders at any date and time.

The DGCL provides that special meetings may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws.
The Combined Company Bylaws will provide that special meetings of the Combined Company stockholders, for any purpose, may be called at any time by the Chairman of the Board or the Combined Company Board by majority vote. As required by the DGCL, business transacted at all special meetings of the Combined Company stockholders is confined to the purposes stated in the notice.
Until the first date on which Stagwell and its Permitted Transferees (as defined in the A&R OpCo LLC Agreement), directly or indirectly, cease to beneficially own, in the aggregate, Combined Company Common Shares representing at least thirty percent (30%) of the Combined Company’s voting power, special meetings of the Combined Company Shareholders may also be called by the Secretary of the Combined Company at the request of the holders of at least thirty percent (30%) of the Combined Company voting power.

Notice of Stockholder Nominations and Proposals	The CBCA provides that a registered or beneficial holder of shares entitled to be voted at an annual meeting of shareholders may submit notice to the corporation of any matter that the person proposes to raise at the meeting, which is referred to as a “proposal,” and discuss at the meeting any matter in respect of which the person would have been entitled to submit a proposal.
The DGCL does not contain any limits on or requirements for stockholders to nominate directors or propose business for annual meetings.
The Combined Company Bylaws will provide the manner in which stockholders may give notice of director nominations and other business (that is a proper matter for stockholder action under the DGCL) to be brought before an annual meeting as

MDC Canada	MDC Delaware and the Combined Company

To be eligible to submit a proposal a registered or beneficial shareholder: (1) must be, for at least the six-month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owner of at least: (a) 1% of the total outstanding voting shares of the corporation, as of the day on which the shareholder submits a proposal; or (b) the number of voting shares whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to the corporation, is at least C$2,000; or (2) must have the support of persons who in the aggregate, and including or not including the person that submits the proposal, have been, for at least the six-month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owners of at least: (a) 1% of the total outstanding voting shares of the corporation, as of the day on which the shareholder submits a proposal; or (b) the number of voting shares whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal to the corporation, is at least C$2,000.
A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented, but this does not preclude nominations made at a meeting of shareholders. A proposal submitted by notice to the corporation must include the name and address of the person making the proposal and of the person’s supporters, if applicable; and the number of shares held or owned by the person and the person’s supporters, if applicable, and the date the shares were acquired.
If the corporation solicits proxies it shall set out its proposals in the management proxy circular or attach the proposals thereto.

well as to nominate candidates for election at a special meeting called for the purpose of director elections. In general, a stockholder may nominate a director in connection with an annual or special meeting or bring other business before an annual meeting if that stockholder (i) gives timely written notice of the nomination or other business to the Combined Company’s Secretary and otherwise complies with the requirements set forth in the Combined Company Bylaws, (ii) is a stockholder of record on the date the stockholder gives notice and on the date of the meeting and (iii) is entitled to vote at the meeting.
To be timely in the case of an annual meeting, a stockholder’s notice must be delivered to the Combined Company’s executive offices not less than 90 nor more than 120 days prior to the first anniversary of the prior year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or 60 days after the anniversary date, the stockholder’s notice must be delivered not earlier than 120 days prior to such annual meeting and not later than the later of 90 days prior to such annual meeting and 10 days after the day on which public announcement of the date of such meeting is first made. To be timely in the case of a special meeting called for the purpose of electing directors, a stockholder’s notice of director nomination must be delivered to the Combined Company’s executive offices not earlier than 90 days prior to such special meeting and not later than the later of 60 days prior to such special meeting and 10 days following the date on which public announcement of the date of the special meeting at which the directors are to be elected is first made by the Combined Company.
In either case, the adjournment, postponement or deferral of a meeting of stockholders shall not commence a new time period for purposes of the notice described above.

	MDC Canada	MDC Delaware and the Combined Company
If so requested by the person who submits a proposal, the corporation shall include in the management proxy circular or attach to it a statement in support of the proposal by the person and the name and address of the person. The statement and the proposal must together not exceed 500 words.
To be in proper form, the stockholder’s notice must set forth, among other things:
•
the name and address of record and information regarding the interests in securities of the Combined Company of: (i) the nominating stockholder; or (ii) any beneficial owner or any person that controls, or is controlled by, or is under common control with the nominating stockholder or beneficial owner (a “Stockholder Associated Person”);

•
as to director nominations, all information relating to such a nominee that would be required to be disclosed in solicitations of proxies for election of directors in an election contest subject to Section 14 of the U.S. Exchange Act; all direct or indirect compensation and other material monetary agreements between or among the nominating stockholder, any Stockholder Associated Person and the proposed nominee; and the Nominee Deliveries;

•
as to business other than nomination of directors, a description of the business desired to be brought before the meeting; the text of the proposal (including the text of any resolutions proposed for consideration and, if any resolution proposed for consideration includes the amending of the Combined Company Bylaws, the language of the proposed amendment); any material interest in conducting such business at the meeting; and a description of all arrangements between or among the stockholder and any Stockholder Associated Person or other persons in connection with the proposal.

Stockholder Action by Written Consent
The CBCA and MDC Canada’s by-laws provide that a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders. A resolution in writing dealing with all matters required by the CBCA to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of the CBCA relating to meetings of shareholders.
The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or

	MDC Canada	MDC Delaware and the Combined Company

take such action at a meeting at which all shares entitled to vote thereon were present and voted.
The Combined Company Certificate of Incorporation will provide that, subject to the rights of the holders of any outstanding series of Combined Company Preferred Shares, until the first date on which Stagwell and its Permitted Transferees (as defined in the A&R OpCo LLC Agreement), directly or indirectly, cease to beneficially own, in the aggregate, Combined Company Common Shares representing at least thirty percent (30%) of the Combined Company’s voting power, any action required to be taken at any annual or special meeting of the stockholders of the Combined Company, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (or deemed to be in writing under applicable law), setting forth the action so taken, shall be signed by stockholders (or deemed to be signed by stockholders under applicable law) representing not less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered and dated as required by law.

Amendment of Governing Documents
Under the CBCA, an amendment of the articles of a corporation generally requires the approval of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution. The CBCA further provides that, unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulates the business or affairs of the corporation. When the directors amend or repeal a by-law, they are required to submit the change to the shareholders at the next meeting.
In addition, under the CBCA, an amendment to the articles of a corporation would (unless the articles otherwise provide in the case of an
Under the DGCL, amendments to a Delaware corporation’s certificate of incorporation must be approved by a resolution of the board of directors declaring the advisability of the amendment, and, subject to limited exceptions, by the affirmative vote of a majority of the voting power of the outstanding shares entitled to vote thereon. If an amendment would increase or decrease the number of authorized shares of a class of stock, increase or decrease the par value of the shares of a class of stock or alter or change the powers, preferences or other special rights of a class of outstanding shares so as to affect the class adversely, then a majority of the voting power of the shares of that

MDC Canada	MDC Delaware and the Combined Company
amendment referred to in paragraphs (a), (b) and (e)) require the approval of a class of securities voting separately if: (a) increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; (b) effect an exchange, reclassification or cancellation of all or part of the shares of such class; (c) add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class and, without limiting the generality of the foregoing, (i) remove or change prejudicially rights to accrued dividends or rights to cumulative dividends, (ii) add, remove or change prejudicially redemption rights, (iii) reduce or remove a dividend preference or a liquidation preference, or (iv) add, remove or change prejudicially conversion privileges, options, voting, transfer or pre-emptive rights, or rights to acquire securities of a corporation, or sinking fund provisions; (d) increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class; (e) create a new class of shares equal or superior to the shares of such class; (f) make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class; (g) effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or (h) constrain the issue, transfer or ownership of the shares of such class or change or remove such constraint.
class also must approve the amendment, voting as a separate class, whether or not entitled to vote thereon by the certificate of incorporation. The DGCL also permits a Delaware corporation to include a provision in its certificate of incorporation requiring a greater proportion of voting power to approve a specified amendment. The DGCL also provides that the number of authorized shares of a class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation irrespective of the foregoing if provided in the certificate of incorporation.
The Combined Company Certificate of Incorporation will provide that it may be amended in accordance with the DGCL. In addition, the Combined Company Certificate of Incorporation provides that the number of authorized shares of Preferred Stock and Common Stock may be increased or decreased (but not below the number of shares thereof outstanding) by the affirmative vote of holders of a majority in voting power of the stock of the corporation entitled to vote thereon, voting as a single class, irrespective of the provisions in Section 242(b)(2) of the DGCL.
The Combined Company Certificate of Incorporation will authorize the Combined Company Board to adopt, amend or repeal the Combined Company Bylaws. In addition to any requirements of law, the affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Combined Company entitled generally to vote, voting together as a single class, shall be required for stockholders to adopt, amend, alter or repeal any provision of the Combined Company Bylaws.
Under the DGCL, unless a corporation’s certificate of incorporation specifies otherwise, a class of capital stock is entitled to a separate class vote on any

	MDC Canada	MDC Delaware and the Combined Company
amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If such amendment would alter or change the powers, preferences, or special rights of one or more series of any class so as to affect them adversely but does not so affect the entire class, then only the shares of the series so affected shall be entitled to a separate class vote. In addition, the number of authorized shares of any class of stock may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of holders of a majority of the stock of the corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL if so provided in the certificate of incorporation.
Fiduciary Duties	The CBCA requires directors and officers of a corporation, in exercising their powers and discharging their duties, to act honestly and in good faith with a view to the best interests of the corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. When acting with a view to the best interest of the corporation, the directors and officers of the corporation may consider but are not limited to, the following factors: (a) the interests of shareholders, employees, retirees and pensioners, creditors, consumers and governments; (b) the environment; and (c) the long-term interests of the corporation.	Directors of Delaware corporations have common law fiduciary duties, which generally consist of duties of loyalty and care. Under Delaware law, the duty of care requires that directors inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty requires that directors act in good faith, not out of self-interest and in a manner which the directors believe to be in the best interests of the corporation and its stockholders.
Corporate Opportunity Waiver	A doctrine of Canadian common law prohibits an officer or director of a corporation from diverting a business opportunity presented to, or otherwise rightfully belonging to, the corporation to himself or to any of his affiliates.	Exempted Persons will not have any duty to refrain from (i) engaging directly or indirectly in the same or similar business activities or lines of business as the Combined Company, (ii) doing business with any potential or actual customer or supplier of the Combined Company, or (iii) employing or otherwise engaging any officer or employee of the Combined Company. In the event that any Exempted Person acquires knowledge of a potential

	MDC Canada	MDC Delaware and the Combined Company

transaction or matter which may be a corporate opportunity for itself or another person and the Combined Company, the Combined Company will not have any expectancy in the corporate opportunity, and no Exempted Person will have any duty to communicate or offer the corporate opportunity to the Combined Company and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, Exempted Persons will be expressly permitted to act in their own best interest, and will be under no obligation to take any action in their capacity as a director of the Combined Company that prefers the interest of the Combined Company over their own self-interest. Exempted Persons will further be expressly permitted to use information they acquired as a director of the Combined Company that enhanced their knowledge and understanding of the industries in which the Combined Company operates in making investment or voting decisions relating to non-MDC entities or securities.
By becoming a stockholder in the Combined Company by virtue of the Proposed Transactions, you will be deemed to have received notice of these provisions of the Combined Company Certificate of Incorporation.

Limitation on Liability of Directors
According to the CBCA, no provision in a contract, the articles, by-laws or a resolution relieves a director or officer of a corporation from the duty to act in accordance with the CBCA or the regulations thereunder or relieves them from liability for a breach thereof. Any such duty or liability will be alleviated only to the extent that a unanimous shareholder agreement restricts the powers of the directors to manage, or supervise the management of, the business and affairs of the corporation.
Under the CBCA, a corporation may indemnify certain persons associated with the corporation against all reasonably incurred costs, charges, and expenses, including settlement amounts or judgments in respect of any proceeding in
The Combined Company Certificate of Incorporation will limit the liability of the directors of the Combined Company to the fullest extent permitted by the DGCL for monetary damages for breaches of fiduciary duty. Consequently, Combined Company directors will not be personally liable to the Combined Company or any stockholder for monetary damages for breach of fiduciary duty as a director, except: (1) for any breach of the director’s duty of loyalty to the Combined Company or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for willful or negligent payment of unlawful dividends or stock purchases or redemptions; or (4) for any transaction from which the

MDC Canada	MDC Delaware and the Combined Company

which such individual is involved because of his or her association with the corporation. Persons capable of being indemnified in such a manner include current and former directors or officers, persons who act or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity.
In order to qualify for indemnification such director or officer must:
•
 have acted honestly and in good faith with a view to the best interests of the corporation; and

•
 in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, have had reasonable grounds for believing that his or her conduct was lawful.

A corporation may, if the person meets the conditions above and it is approved by a court, also indemnify the person in respect of an action by or on behalf of the corporation. If a person meets the conditions above and was not judged by the court or other competent authority to have committed any fault or omitted to do anything that individual ought to have done, that person is entitled to be indemnified by the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation.
MDC Canada’s by-laws provide that MDC Canada shall indemnify, subject to the provisions of the CBCA, a director or an officer of MDC Canada, his or her heirs, executors and all legal personal representatives from and against any liability and all costs, charges and expenses that he or she sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced against him or her for or in respect of anything done or permitted by him or her in respect of the execution of the duties of his or her office and all other director derived an improper personal benefit.
Under Section 145 of the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any such threatened, pending or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) only against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the appropriate court finds that, in view of all the circumstances of the case, such person

MDC Canada	MDC Delaware and the Combined Company
costs, charges and expenses that he or she sustains or incurs in respect of the affairs of MDC Canada.
is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.
The DGCL further provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another entity or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, whether or not the corporation would have the power to indemnify such person against such liability.
The Combined Company Bylaws will provide that its directors and officers will be indemnified by the Combined Company to the fullest extent authorized by Delaware law as it now exists or may in the future be amended, against all expenses, liabilities and loss incurred in connection with their service as a director or officer on behalf of the corporation.
The Combined Company Bylaws will provide that, to the fullest extent not prohibited by applicable law, the Combined Company shall pay the expenses (including attorneys’ fees) incurred by a director or officer of the Combined Company, and may pay the expenses incurred by any employee or agent of the Combined Company, in defending any action, suit or proceeding in advance of its final disposition; provided, that if required by law, such payment of expenses in advance of the final disposition of the action, suit or proceeding shall be made only upon receipt of an undertaking by or on behalf of the person to repay all amounts advanced if it is ultimately determined that such person is not entitled to be indemnified by the Combined Company.

Merger Vote	The CBCA provides that the directors of an amalgamating corporation must submit the amalgamation agreement for approval at a meeting of the shareholders of the corporation. An amalgamation agreement is adopted when shareholders of each amalgamating corporation	The DGCL provides that, subject to certain exceptions, the adoption of a merger agreement requires the approval of a majority of the voting power of the outstanding stock of the corporation entitled to vote thereon.

	MDC Canada	MDC Delaware and the Combined Company
	approve the amalgamation by not less than two-thirds of the votes cast in person or by proxy on the resolution.	No vote of stockholders of a corporation is required to approve (1) the merger of the corporation with or into another corporation that owns 90% or more of the common stock of the corporation pursuant to a specific provision of the DGCL, (2) the merger of the corporation into a direct or indirect wholly-owned subsidiary of the corporation in a “holding company reorganization” meeting certain requirements, (3) in a merger in which the stock of the corporation remains outstanding, the certificate of incorporation is not amended in any respect and the corporation issues less than 20% of its stock, and (4) a merger following a tender offer in which the holders of sufficient shares that, absent the provision, would be entitled to adopt the merger agreement, tender their shares into the tender offer and those stockholders who do not tender (subject to certain statutory exceptions) receive the same consideration in the merger as those who tendered in the tender offer.
Anti-Takeover Provisions	The CBCA does not contain a comparable provision to Section 203 of the DGCL. However, certain Canadian securities regulatory authorities, including the Ontario Securities Commission, have addressed related party transactions in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In a related party transaction, among other things, an issuer acquires or transfers an asset or treasury securities, or assumes or transfers a liability, from or to a related party in one or any combination of transactions. A related party is defined in the policies to include directors, senior officers and holders of at least 10% of the issuer’s voting securities. MI 61-101 requires detailed disclosure in the proxy material sent to security holders in connection with a related party transaction. In addition, subject to certain exceptions, the policies require the proxy material to include a formal valuation of the subject matter of the related party transaction and any non-cash consideration and a summary of the	Section 203 generally prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that such person became an interested stockholder, unless (i) the board of directors of the corporation has approved, prior to the time the person became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are also officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares subject to the plan will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and

	MDC Canada	MDC Delaware and the Combined Company
valuation. The policies also require that the shareholders of the issuer, other than the related party and its affiliates, separately approve the transaction.
authorized at a meeting of stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock not owned by the interested stockholder. Generally, a “business combination” is defined to include a merger, consolidation, a sale of assets and other transactions resulting in a financial benefit to the interested stockholder and an “interested stockholder” is a person that owns (or is an affiliate or associate of the corporation and within the prior three years did own) 15% or more of a corporation’s voting stock, and the affiliates and associates of any such person.
Section 203 provides that these restrictions do not apply if, among other things, the corporation’s certificate of incorporation contains a provision expressly electing not to be governed by Section 203. The Combined Company Certificate of Incorporation will opt out of Section 203 until the first date on which Stagwell and its permitted transferees, directly or indirectly, cease to beneficially own, in the aggregate, Combined Company Common Shares representing at least five percent (5%) of the Combined Company voting power. From and after such date, the Combined Company shall be governed by Section 203 so long as Section 203 by its terms would apply to the Combined Company.

Appraisal Rights
The CBCA provides that shareholders of a Canadian corporation entitled to vote on certain matters are entitled to exercise dissent rights and be paid for the fair value of the shares in respect of which the shareholder dissents. For this purpose, there is no distinction made between listed and unlisted shares.
Dissent rights exist when there is a vote upon matters such as:
•
any amalgamation with another corporation (other than with certain affiliated corporations);

•
an amendment to the corporation’s articles of amalgamation to add, change or remove any provisions

Under the DGCL, a stockholder of a Delaware corporation who does not vote in favor of certain mergers and who is entitled to demand and has properly demanded appraisal of his shares in accordance with the requirements of Section 262 of the DGCL is entitled to appraisal of the fair value of his shares by the Court of Chancery of the State of Delaware in connection with certain mergers. The DGCL does not confer appraisal rights, however, if the Delaware corporation’s stock is either listed on a national securities exchange or held of record by more than 2,000 holders unless the holders of such shares are not required to accept for their stock in such

	MDC Canada	MDC Delaware and the Combined Company

restricting the issue, transfer or ownership of shares;
•
an amendment to the corporation’s articles of amalgamation to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

•
a continuance under the laws of another jurisdiction;

•
 a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

•
an arrangement where there is a court order permitting a shareholder to dissent; and

•
a “going private” transaction or a “squeeze-out” transaction.

A shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving reorganization or if an amendment to the articles is effected by a court order made in connection with an oppression remedy.

merger anything other than: (1) shares of the corporation surviving or resulting from the merger or consolidation, or depository receipts representing shares of the surviving or resulting corporation; (2) shares of any other corporation, or depository receipts representing shares of the other corporation, that are or at the effective time of the merger or consolidation will be listed on a national securities exchange or held of record by more than 2,000 holders; (3) cash in lieu of fractional shares or fractional depositary receipts; or (4) any combination of the foregoing.
In addition, if immediately before a merger, consolidation or similar transaction, shares subject to appraisal rights were listed on a national securities exchange, the Court of Chancery of the State of Delaware will dismiss any appraisal proceeding as to all holders of shares who are otherwise entitled to appraisal unless: (1) the total number of shares entitled to appraisal exceeds 1% of outstanding shares of the class or series eligible for appraisal; (2) the value of consideration provided in the transaction for such shares exceeds $1 million; or (3) the merger was approved pursuant to section 253 or 267 of the DGCL.

Oppression Remedy	The CBCA gives a “complainant” such as a shareholder the right to bring a court action against a corporation where conduct has occurred that is oppressive, unfairly prejudicial or that unfairly disregards the interests of any security holder, creditor, director or officer. The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is a breach of fiduciary duties of directors, or that is contrary to the legal right of a complainant, will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of those legal and equitable rights.	The DGCL does not contain a statutory “oppression” remedy; however, stockholders may bring equitable claims against persons owing them fiduciary duties for breach of fiduciary duty.

	MDC Canada	MDC Delaware and the Combined Company
Inspection of Corporate Records	Under the CBCA, shareholders, creditors and their representatives, after giving the required notice, may examine certain of the records of a corporation and financial statements of certain of its subsidiary bodies corporate during usual business hours and take copies of extracts free of charge.	Under the DGCL, any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation’s stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom.
Shareholders’ Agreement	MDC Canada is not party to any investors’ rights, stockholders’ or voting agreement with respect to its securities.
MDC and New MDC are party to (and the Combined Company will be party to) the Transaction Agreement, which obligates the Company, and will obligate the Combined Company, to take certain governance-related actions, such as nominating five Stagwell nominees and one Goldman Sachs nominee to the Combined Company Board.
MDC is presently party to the Goldman Letter Agreement and Stagwell Letter Agreement, pursuant to which Goldman Sachs and Stagwell, respectively, have agreed to vote in favor of the Transaction Proposals.
Upon consummation of the Proposed Transactions, the Combined Company will be party to the Information Rights Letter Agreement and the Registration Rights Agreement, each with Stagwell and certain affiliates of Stagwell.

Exclusive Forum	Under the CBCA, the rights of shareholders to obtain certain remedies, including with respect to derivative actions, oppression claims and dissent rights, may only be pursued in certain specified Canadian courts. Likewise, an application to a court in respect of various matters related to the subject corporation, including with respect to reorganizations, plans of arrangements, rights to indemnity and creditors rights, may be made to certain specified Canadian courts.	The Combined Company Certificate of Incorporation will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, and subject to applicable jurisdictional requirements, the Court of Chancery of the State of Delaware will be the exclusive forum (or if the Court of Chancery of the State of Delaware lacks jurisdiction, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) for: (a) any derivative action or proceeding brought on behalf of the Combined Company, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Combined Company to the Combined Company or

MDC Canada	MDC Delaware and the Combined Company
the Combined Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL (or any successor provision thereto) or as to which the DGCL (or any successor provision thereto) confers jurisdiction on the Court of Chancery of the State of Delaware, (d) any action or proceeding asserting a claim against the Company or any current or former director, officer or other employee of the Company arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws of the Company (as each may be amended form time to time), (e) any action asserting a claim governed by the internal affairs doctrine or (f) any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. The exclusive forum provision does not purport to apply to suits brought to enforce a duty or liability created by the U.S. Securities Act or the U.S. Exchange Act, or any rules or regulations promulgated thereunder, or any other claim for which the United States federal courts have exclusive jurisdiction.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR MDC CANADA SHAREHOLDERS
This discussion describes the material U.S. federal income tax consequences of various aspects of the Proposed Transactions that may be relevant to an MDC Canada Common Shareholder that holds its MDC Canada Common Shares as capital assets. This summary does not, however, purport to be a comprehensive description of all of the tax consequences of the Proposed Transactions, including tax considerations that are generally assumed to be known by taxpayers or that may be relevant to particular holders in light of their particular circumstances or to certain categories of taxpayers subject to special rules, such as banks, dealers, traders who elect to mark-to-market, tax-exempt entities, insurance companies, controlled foreign corporations or passive foreign investment companies, expatriates, shareholders who hold MDC Canada Shares as part of a hedge, straddle, conversion or integrated transaction, 10% U.S. Shareholders (as defined below) or U.S. Holders (as defined below) who have a “functional currency” other than the U.S. dollar. This discussion does not address any U.S. federal income tax consequences applicable holders of the Company’s incentive awards or holders of the Company’s debt.
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of MDC Canada Common Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation created or organized in the United States or in any state thereof; (iii) an estate the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust if (a) a court within the United States can exercise primary supervision over the administration of the trust or (b) it has a valid election in place to be treated as a United States person and one or more United States persons has authority to control all substantial decisions of the trust. A “Non-U.S. Holder” means a beneficial owner of MDC Canada Common Shares that is not a U.S. Holder.
If an MDC Canada Shareholder is a partnership or other entity treated as a partnership for U.S. federal income tax purposes (or a partner therein), the tax treatment of the partnership and each partner in such partnership generally will depend on the activities of the partnership and the status of the partner. Partnerships that hold MDC Canada Shares, and partners in such partnerships, should consult their own tax advisors.
The discussion below does not address special rules that may apply to a “10% U.S. Shareholder,” which is a U.S. person that owns directly, indirectly or constructively (under specified attribution rules), 10% or more of the total combined voting power or of the total value of all classes of the Company’s equity.
10% U.S. Shareholders should consult their own tax advisors regarding the U.S. federal and other applicable tax consequences of the Proposed Transactions to them in light of their particular circumstances.
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This summary is not binding on the IRS or the courts. MDC Canada Shareholders should note that no rulings have been or are expected to be sought from the IRS with respect to any of these issues and no assurance can be given that the IRS will not take contrary positions to those described herein.
MDC Canada Shareholders should consult their own tax advisors with respect to the United States federal tax consequences of the Proposed Transactions and the tax consequences that may arise under the laws of any state, municipality, non-U.S. country or other taxing jurisdiction.
Reorganizations
The Redomiciliation should qualify as a tax-free “reorganization” (under section 368(a) of the Code), and accordingly the taxation of the Company’s U.S. shareholders is subject to the rules in section 367(b) of the Code and Treasury Regulations section 1.367(b)-3. Accordingly, the Redomiciliation should be treated, for U.S. federal income tax purposes, as if MDC Canada (i) transferred all of its assets and liabilities to a new U.S. corporation (MDC Delaware) in exchange for all of the outstanding stock of MDC Delaware and (ii) then distributed the stock of MDC Delaware that MDC Canada received in the transaction to the MDC Canada Shareholders in liquidation of MDC Canada.

The MDC Reorganization should qualify as a tax-free “reorganization” (under section 368(a) of the Code), but unlike the Redomiciliation, the rules in section 367(b) of the Code should not apply to the Company’s U.S. shareholders in connection with the MDC Reorganization. Accordingly, subject to the discussion below regarding the U.S. tax consequences of the Redomiciliation, U.S. Holders should not be required to recognize additional gain or loss for U.S. federal income tax purposes in connection with the MDC Reorganization.
We do not intend to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Redomiciliation or the MDC Reorganization. Consequently, no assurance can be given that the IRS will not challenge the qualification of either the Redomiciliation or the MDC Reorganization as a reorganization under section 368(a) of the Code, or that a court would not sustain such challenge.
U.S. Tax Consequences of the Proposed Transactions to U.S. Holders
The Proposed Transactions may trigger U.S. federal income tax for certain U.S. Holders.
U.S. Holders That Own MDC Canada Shares with a Fair Market Value of $50,000 or More
A U.S. Holder who, at the time of the Redomiciliation, beneficially owns MDC Canada Shares with a fair market value of $50,000 or more as of the Redomiciliation Effective Time, will, subject to the discussion below under “Passive Foreign Investment Company Status,” be subject to U.S. federal income tax on the amount of gain (but cannot recognize any loss) in such U.S. Holder’s MDC Canada Shares. For this purpose, a U.S. Holder’s gain equals the excess (if any) of the fair market value of its MDC Canada Shares over the U.S. Holder’s tax basis in such shares as of the date of the Redomiciliation. In lieu of such treatment, such a U.S. Holder could elect to include in income as a deemed dividend the “all earnings and profits amount” (as described below in this section and under “All Earnings and Profits Amount”). U.S. Holders should consult their own tax advisors to determine whether they have gain in their MDC Canada Shares.
A U.S. Holder’s basis in the MDC Delaware Shares it receives in the Redomiciliation should be equal to its basis in the MDC Canada Shares exchanged therefor, increased by any gain recognized by the U.S. Holder in connection with the Redomiciliation. A U.S. Holder’s holding period in the MDC Delaware Shares received pursuant to the Redomiciliation should include the U.S. Holder’s holding period in the MDC Canada Shares exchanged therefor.
Instead of being taxed in respect of any gain in its MDC Canada Shares, such a U.S. Holder may elect to include in its income as a deemed dividend the “all earnings and profits amount” attributable to such U.S. Holder’s MDC Canada Shares (as described under “All Earnings and Profits Amount,” below). If a U.S. Holder makes the “all earnings and profits” election, the election must comply with strict conditions for making this election under applicable Treasury Regulations and generally must include, among other things (i) a statement that the Redomiciliation is a section 367(b) exchange, (ii) a complete description of the Redomiciliation, (iii) a description of any stock, securities or other consideration transferred or received in the Redomiciliation, (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes, (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from MDC Delaware (or the Combined Company) establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s MDC Canada Shares, and (B) a representation that the U.S. Holder has notified MDC Delaware (or the Combined Company) that the U.S. Holder is making the election, and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder. In addition, the election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Redomiciliation, and the U.S. Holder must send notice to the Combined Company of the election no later than the date such tax return is filed. U.S. Holders seeking information from the Combined Company are encouraged to visit the “Investor Relations” portal on the Company’s website at mdc-partners.com. The Company, MDC Delaware and the Combined Company make no representation that they will be able to respond to any requests received after such date.
Such a U.S. Holder that elects to include the “all earnings and profits amount” will have an aggregate adjusted tax basis in the MDC Delaware Shares received in the Redomiciliation equal to the aggregate adjusted tax basis of the MDC Canada Shares surrendered in exchange therefor, increased by such U.S. Holder’s “all earnings and profits amount” included in its taxable income as a deemed dividend. Such U.S. Holder’s holding period in the MDC Delaware Shares received pursuant to the Redomiciliation should include the U.S. Holder’s holding period in the MDC Canada Shares exchanged therefor.
U.S. Holders who acquired different blocks of MDC Canada Shares at different times or different prices should consult their own tax advisors as to the determination of capital gains, the availability of the “all earnings and profits” election, and the tax bases and holding periods of the MDC Delaware Shares received in the Redomiciliation.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX TREATMENT OF THE PROPOSED TRANSACTIONS, AND IN PARTICULAR THE REDOMICILIATION, WHERE APPLICABLE, WHETHER TO MAKE THE “ALL EARNINGS AND PROFITS” ELECTION DESCRIBED ABOVE AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.
U.S. Holders That Own MDC Canada Shares with a Fair Market Value of Less than $50,000
Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder who, at the time of the Redomiciliation, beneficially owns MDC Canada Shares with a fair market value of less than $50,000, should not be required to recognize any gain or loss in connection with the Redomiciliation, and generally should not be required to include any part of the “all earnings and profits amount” (described under “— All Earnings and Profits Amount” below) in income. Such U.S. Holder generally: will not recognize gain or loss with respect to its MDC Canada Shares exchanged for MDC Delaware Shares; will have an aggregate tax basis in the MDC Delaware Shares received pursuant to the Redomiciliation equal to such U.S. Holder’s aggregate tax basis in the MDC Canada Shares surrendered in exchange therefor; and will have a holding period for the MDC Delaware Shares received pursuant to the Redomiciliation that includes such Holder’s holding period for the MDC Canada Shares surrendered in exchange pursuant to the Redomiciliation.
All Earnings and Profits Amount
As described in greater detail above, in general, certain U.S. Holders may elect to include in income as a deemed dividend the “all earnings and profits amount” in lieu of recognizing gain in their MDC Canada Shares (see “U.S. Holders That Own MDC Canada Shares with a Fair Market Value of $50,000 or More” above). The “all earnings and profits amount” is generally equal to the net positive amount of earnings and profits, if any, accumulated by the Company during an MDC Canada Shareholder’s ownership period and that are attributable to such Shareholder’s MDC Canada Shares. The Company is currently in the process of determining its historical earnings and profits and also expects to determine its earnings and profits for the taxable year of the Redomiciliation ending with the Redomiciliation Effective Date. Although the Company will not complete this determination until after completion of the Redomiciliation, the Company currently expects to have a significant amount of earnings and profits for the taxable year of MDC Canada that ends on the Redomiciliation Effective Date. The calculation of “all earnings and profits” depends on the applicable MDC Canada Shareholder’s period of ownership and the outcome may differ based on the particular MDC Canada Shareholder. At this stage, there can be no assurances regarding the “all earnings and profits amount.”
U.S. Holders Exercising Dissent Rights
A U.S. Holder of MDC Canada Shares that validly exercises Dissent Rights and receives the fair value for such U.S. Holder’s MDC Canada Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount received by such U.S. Holder in exchange for its MDC Canada Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income), and (ii) the U.S. Holder’s adjusted tax basis in such MDC Canada Shares surrendered. Such gain or loss would be long-term capital gain or loss if the U.S. Holder’s holding period for such MDC Canada Shares was more than one year at the Redomiciliation

Effective Date. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. Deductions for capital losses are subject to significant limitations.
It is possible that the IRS may take the position that some portion of the amounts received by a U.S. Holder exercising Dissent Rights should be treated as interest or as otherwise being subject to taxation as ordinary income. U.S. Holders that intend to exercise Dissent Rights are urged to consult their own tax advisors regarding the U.S. federal income tax consequences to such holder of exercising such rights prior to exercising such rights and having due regard to such U.S. Holder’s particular circumstances.
Passive Foreign Investment Company Status
Special U.S. tax rules apply to U.S. shareholders of companies that are considered to be passive foreign investment companies (“PFICs”). Generally, a company will be classified as a PFIC in a particular taxable year if, taking into account its proportionate share of the income and assets of its subsidiaries under applicable “look-through” rules, either:
•
75 percent or more of its gross income for the taxable year is passive income; or

•
the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. If a foreign corporation is classified as a PFIC for any taxable year during which a U.S. shareholder owns stock in the foreign corporation, the foreign corporation generally remains thereafter classified as a PFIC with respect to that U.S. shareholder.
The Company believes that it has not been classified as a PFIC for any prior taxable year and, based on the present composition of its income and assets and the manner in which the Company conducts its business, that the Company will not be a PFIC in the portion of the 2021 taxable year that ends on the Redomiciliation Effective Date. However, this conclusion depends on complex factual determinations that are made annually and thus there can be no assurance in this regard. If the Company were a PFIC for any taxable year during which a U.S. Holder held MDC Canada Shares, certain adverse tax consequences, including recognition of gain and application of an interest charge, could apply to such U.S. Holder as a result of the Redomiciliation, unless an exception under the relevant U.S. Treasury Regulations can be relied upon.
The discussion above under “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders” assumes that the Company is not, and has never been, considered a PFIC. If this assumption is incorrect, the U.S. federal income tax consequences of the Redomiciliation may be materially different from those described above. Holders are encouraged to consult their own tax advisors regarding the Company’s status as a PFIC and the tax consequences to them of such status in light of their particular circumstances.
U.S. Tax Consequences of the Proposed Transactions to Non-U.S. Holders
A Non-U.S. Holder generally should not be subject to U.S. federal income tax in respect of the Proposed Transactions, provided that (a) the gain (if any) in its MDC Canada Shares is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and (b) if the Non-U.S. Holder is an individual, such Non-U.S. Holder is present in the United States for less than 183 days in the taxable year of the sale and certain other conditions are met. Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences that may apply to them as a result of the Proposed Transactions.
U.S. Tax Considerations Relevant to the Ownership and Disposition of Combined Company Shares After the Proposed Transactions
Tax Consequences to U.S. Holders
Dividends
A distribution of cash or property to a U.S. Holder with respect to its Combined Company Shares generally will be treated as a dividend to the extent paid out of the Combined Company’s current or accumulated earnings and profits and will be includible in income by the U.S. Holder and taxable as ordinary income when received. If such a distribution exceeds the Combined Company’s current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in its Combined Company Shares, and thereafter as a capital gain. Dividends received by a non-corporate U.S. Holder will be eligible to be taxed at reduced rates if the U.S. Holder meets certain holding period and other applicable requirements. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the U.S. Holder meets certain holding period and other applicable requirements.
Sale, Exchange or Other Taxable Disposition of Combined Company Shares
For U.S. federal income tax purposes, gain or loss a U.S. Holder realizes on the sale or other disposition of its Combined Company Shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period (as described under “U.S. Tax Consequences of the Redomiciliation to U.S. Holders” above) in the Combined Company Shares is greater than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the Combined Company Shares(as described under “U.S. Tax Consequences of the Redomiciliation to U.S. Holders” above) that were sold. Long-term capital gains recognized by non-corporate U.S. Holders will be subject to tax at reduced rates. The deductibility of capital losses may be subject to limitations.
Tax Consequences to Non-U.S. Holders
Dividends
A distribution of cash or property to a Non-U.S. Holder with respect to its Combined Company Shares generally will be treated as a dividend to the extent paid out of the Combined Company’s current or accumulated earnings and profits. If such a distribution exceeds the Combined Company’s current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the Non-U.S. Holder’s investment, up to the Non-U.S. Holder’s tax basis in the Combined Company Shares, and thereafter as a capital gain subject to the tax treatment described below in “— Sale, Exchange or Other Taxable Disposition of Combined Company Shares.”
Dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30 percent rate, or such lower rate as may be specified by an applicable tax treaty. Even if a Non-U.S. Holder is eligible for a lower treaty rate, a withholding agent generally will be required to withhold at a 30 percent rate (rather than the lower treaty rate) unless the Non-U.S. Holder has furnished a valid IRS Form W-8BEN or W-8BEN-E, or other documentary evidence establishing the Non-U.S. Holder’s entitlement to the lower treaty rate with respect to such dividend payments, and the withholding agent does not have actual knowledge or reason to know to the contrary.
However, if the dividends are effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis.
However, if the dividends are effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis.
In addition, under the U.S. tax rules known as the Foreign Account Tax Compliance Act (“FATCA”), a Non-U.S. Holder of Combined Company Shares will generally be subject to a 30 percent U.S. withholding tax on dividends in respect of such Combined Company Shares if the Non-U.S. Holder is not FATCA compliant, or holds its Combined Company Shares through a foreign financial institution that is not FATCA compliant. In order to be treated as FATCA compliant, a Non-U.S. Holder must provide certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. These requirements may be modified by the adoption or implementation of a particular intergovernmental agreement between the United States and another country or by future U.S. Treasury Regulations. Documentation that Non-U.S. Holders provide in order to be treated as FATCA compliant may be reported to the IRS and other tax authorities, including information about a Non-U.S. Holder’s identity, its FATCA status, and if applicable, its direct and indirect U.S. owners.
Sale, Exchange or Other Taxable Disposition of Combined Company Shares.
Non-U.S. Holders generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of Combined Company Shares, provided that (a) the gain is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and (b) if the Non-U.S. Holder is an individual, such Holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met.
Information Reporting and Backup Withholding
Information returns are required to be filed with the IRS with respect to payments made to certain U.S. Holders. In addition, certain U.S. Holders may be subject to backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the paying agent, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are Non-U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding tax. Any amount paid as backup withholding may be creditable against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
U.S. AND NON-U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PROPOSED TRANSACTIONS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR MDC CANADA SHAREHOLDERS
The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations of the Proposed Transactions generally applicable to an MDC Canada Common Shareholder who, immediately prior to the Redomiciliation Effective Date, owns MDC Canada Common Shares. This summary is generally applicable to a beneficial owner of MDC Canada Common Shares who, for purposes of the Canadian Tax Act and at all relevant times, holds the MDC Canada Common Shares, and after the Proposed Transactions will hold Combined Company Shares, as capital property, deals at arm’s length with the Company and the Combined Company and is not affiliated with the Company or the Combined Company (a “Holder”). Generally, MDC Canada Common Shares and Combined Company Shares will be considered capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based on the facts set out in this Proxy Statement/Prospectus, the current provisions of the Canadian Tax Act in force as of the date hereof and the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ materially from those described in this summary.
This summary is based on the Company ceasing to be resident in Canada for purposes of the Canadian Tax Act at the Redomiciliation Effective Time, and assumes that from the time of the Redomiciliation and at all relevant times thereafter, the Company and the Combined Company will not be resident in Canada for purposes of the Canadian Tax Act, will be resident in the United States for purposes of the Canada-U.S. Tax Convention (the “Treaty”) and will be entitled to all of the benefits of the Treaty.
This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of certain rules in the Canadian Tax Act (referred to as the mark-to-market rules); (ii) an interest in which is a “tax shelter investment”; (iii) that is a “specified financial institution”; (iv) that reports its “Canadian tax results” in a currency other than the Canadian currency; (v) that is a partnership for Canadian federal income tax purposes or is exempt from tax under Part I of the Canadian Tax Act; (vi) that has entered, or will enter, into a “derivative forward agreement” with respect to their MDC Canada Common Shares or Combined Company Shares; (vii) who acquired MDC Canada Common Shares under or in connection with an MDC Canada Incentive Plan or any other equity based compensation arrangement; or (viii) in respect of which the Company or the Combined Company will be a “foreign affiliate” at any time after the Redomiciliation (all such terms as defined in the Canadian Tax Act). Additional considerations not discussed herein may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident person or group of persons not dealing at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Canadian Tax Act. Such Holders should consult with and rely on their own tax advisors.
This summary does not discuss the Canadian income tax consequences of the Proposed Transactions to holders of stock options, stock appreciation rights, performance share units, restricted share units, deferred share units, restricted stock or other share-based awards granted by the Company or the Combined Company. Any such holders should consult with and rely on their own tax advisors.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them of the Proposed Transactions, having regard to their particular circumstances.

Redomiciliation of the Company
As a result of the Redomiciliation, the Company will cease to be a resident of Canada and a “public corporation” for purposes of the Canadian Tax Act. On ceasing to be a resident of Canada, the Company will no longer be subject to Canadian income tax on its worldwide income. Subsequent to the Redomiciliation, the Company will not be subject to Canadian income tax except on any income from business operations that are attributable to a permanent establishment in Canada as well as on gains from the disposition of “taxable Canadian property” that is not “treaty-protected property” (each as defined in the Canadian Tax Act).
For Canadian federal income tax purposes, the Redomiciliation will cause the Company’s taxation year to be deemed to have ended immediately prior to the Redomiciliation. Immediately prior to this deemed taxation year end, the Company will be deemed to have disposed of each of its properties for proceeds of disposition equal to the fair market value of such properties at that time and will be deemed to have reacquired such properties at a cost amount equal to that fair market value. The Company will be subject to income tax under Part I of the Canadian Tax Act on any income and net taxable capital gains which arise as a result of this deemed disposition (after the utilization of any available capital losses or non-capital losses).
The Company will also be subject to an additional “emigration tax” under Part XIV of the Canadian Tax Act on the amount, if any, by which the fair market value (immediately before the Company’s deemed taxation year end resulting from the Redomiciliation), of all of its properties, exceeds the total of the amount of certain of its liabilities and the paid-up capital (determined for purposes of the emigration tax) of all the issued and outstanding shares of the Company immediately before the deemed taxation year end. This additional tax is generally payable at the rate of 25% but is expected to be reduced to 5% by virtue of the Treaty unless it can reasonably be concluded that one of the main reasons for the Company becoming resident in the United States was to reduce the amount of emigration tax or Canadian withholding tax payable under Part XIII of the Canadian Tax Act.
The Canadian tax consequences to the Company associated with the Redomiciliation are principally dependent upon the fair market value of the Company’s assets, the amount of its liabilities, the Canada-U.S. dollar exchange rate, as well as certain Canadian tax attributes, accounts and balances of the Company and its shareholder composition, each as of the Redomiciliation Effective Time. Additionally, it is possible that valuations and implied valuations of the Company’s property are made available which may be relevant in assessing the potential Canadian tax costs of the Redomiciliation. Further, the fair market value of the Company’s properties may change between the date hereof and the Redomiciliation Effective Time. As a result, the quantum of Canadian tax payable by the Company may significantly exceed the Company’s estimates that are reflected in the pro forma financial statements. The Company has not applied to the Canadian federal tax authorities for an advance tax ruling relating to the Redomiciliation and does not intend to do so.
Currency Conversion
Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of MDC Canada Common Shares, or MDC Delaware Common Shares following the Redomiciliation, or Combined Company Shares following the Proposed Transactions must be converted into Canadian dollars based on exchange rates as determined in accordance with the Canadian Tax Act.
Holders Resident in Canada
The following portion of this summary applies to a Holder who, for purposes of the Canadian Tax Act and all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act, the effect of which may be to deem to be capital property any MDC Canada Common Share (and every other “Canadian security” as defined in the Canadian Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose MDC Canada Common Shares might not otherwise be considered to be capital property should consult with their own tax advisors concerning this election. Following the Proposed Transactions, the subsection 39(4) election will not be available in respect of the Combined

Company Shares and a Resident Holder that has made an election under subsection 39(4) should consult their own tax advisors in this regard.
Redomiciliation
A Resident Holder should not be considered to have disposed of their MDC Canada Common Shares as a result of the Redomiciliation. A Resident Holder should therefore not be considered to have realized a taxable capital gain or loss by reason only of the Redomiciliation. The Redomiciliation should also not have an effect on the adjusted cost base of a Resident Holder’s MDC Canada Common Shares.
MDC Merger
It is expected that the MDC Merger will be a “foreign merger” for purposes of the Canadian Tax Act. Except where a particular Resident Holder chooses to recognize a capital gain (or capital loss) on the MDC Merger (as discussed below), pursuant to subsection 87(8) of the Canadian Tax Act, Resident Holders will be deemed to have disposed of MDC Delaware Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of such shares immediately before the MDC Merger and will be deemed to have acquired the shares of New MDC received on the MDC Merger at a cost equal to the same amount. Such Resident Holders will not, therefore, realize a capital gain or capital loss as a result of the MDC Merger.
A Resident Holder may, however, choose to recognize a capital gain (or capital loss) on the MDC Merger by electing in such Resident Holder’s return of income for the taxation year in which the MDC Merger occurs that subsection 87(8) of the Canadian Tax Act not apply. In such event, the Resident Holder will be considered to have disposed of the MDC Delaware Common Shares for proceeds of disposition equal to the fair market value of the shares of New MDC received on the MDC Merger. Such Resident Holder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Resident Holder of the MDC Delaware Common Shares immediately before the MDC Merger. Any Resident Holder that chooses to recognize a capital gain (or capital loss) will acquire Combined Company Shares at a cost equal to the fair market value of such shares. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” below.
Dividends on Combined Company Shares Following the Proposed Transactions
Dividends on Combined Company Shares will be required to be included in the Resident Holder’s income for the purposes of the Canadian Tax Act. Such dividends received by a Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A Resident Holder that is a corporation is required to include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income.
Any U.S. non-resident withholding tax imposed on such dividends should generally be eligible, subject to the detailed rules and limitations under the Canadian Tax Act, to be credited against the Resident Holder’s income tax or deducted from income. Resident Holders are advised to consult with and rely on their own advisors with respect to the availability of a Canadian foreign tax credit or deduction having regard to their particular circumstances.
Disposition of Combined Company Shares Following the Proposed Transactions
A disposition or deemed disposition of Combined Company Shares by a Resident Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Combined Company Shares immediately prior to the disposition. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” below.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year. One-half of any capital loss

(an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year, to the extent and under the circumstances described in the Canadian Tax Act.
Refundable Tax
A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” for the year, which is defined in the Canadian Tax Act to include taxable capital gains realized, and interest and dividends received or deemed to be received (but not dividends or deemed dividends that are deductible in computing taxable income).
Alternative Minimum Tax
Capital gains realized by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable, or having an increased liability, for alternative minimum tax under the Canadian Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.
Foreign Property Information Reporting
A Resident Holder that is a “specified Canadian entity” (as defined in the Canadian Tax Act) for a taxation year or a fiscal period and whose total “cost amount” (as defined in the Canadian Tax Act) of “specified foreign property” (as defined in the Canadian Tax Act), including Combined Company Shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return for the taxation year or fiscal period disclosing certain prescribed information in respect of such property. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s “specified foreign property” on a timely basis in accordance with the Canadian Tax Act. Such Resident Holders should consult with and rely on their own tax advisors regarding such filing obligations.
Dissenting Shareholder
A Dissenting Shareholder that is a Resident Holder who holds MDC Canada Common Shares (a “Dissenting Resident Holder”) and is entitled to be paid fair value for its dissenting MDC Canada Common Shares will be deemed to transfer such dissenting MDC Canada Common Shares to the Company in consideration for a cash payment equal to fair value from the Company.
Although the matter is not free from doubt, the Dissenting Resident Holder will generally be deemed to have received a dividend on the MDC Canada Common Shares equal to the amount, if any, by which the payment by the Company in the amount of the fair value of the MDC Canada Common Shares exceeds the paid-up capital of such shares for purposes of the Canadian Tax Act immediately before the Redomiciliation Effective Time.
In the case of a Dissenting Resident Holder that is an individual, the amount of any such deemed dividend will be subject to the normal dividend gross-up and tax credit rules generally applicable to dividends received from a corporation resident in Canada. Taxable dividends received by a Resident Holder that is an individual or a trust may increase such Resident Holder’s liability for alternative minimum tax.
In the case of a Dissenting Resident Holder that is a corporation, the amount of any such deemed dividend will generally be included in the Resident Holder’s income for the taxation year in which such dividend is deemed to be received and will generally be deductible in computing the Dissenting Resident Holder’s taxable income. The amount of this deemed dividend could, in some circumstances, be treated as proceeds of disposition in the case of Dissenting Resident Holders that are corporations. The difference between the amount of such payment and the amount of any deemed dividend would be treated as proceeds of disposition of the MDC Canada Common Shares for the purposes of computing any capital gain or capital loss realized on the disposition of the MDC Canada Common Shares. For a general description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” above. The amount of any capital loss realized by a Dissenting Resident Holder that is a corporation on the disposition of an MDC Canada Common Share may be reduced by the amount of any dividends received (or deemed to be received) by the Dissenting Resident Holder on such MDC Canada Common Share to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where an MDC Canada Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Dissenting Resident Holders to whom these rules may be relevant should consult with and rely on their own tax advisors.
Any interest awarded to a Dissenting Resident Holder by a court will be included in the Dissenting Resident Holder’s income for Canadian income tax purposes.
Resident Holders who are considering exercising Dissent Rights in connection with the Proposed Transactions are urged to consult with their tax advisors with respect to the tax consequences to them of dissenting.
Holders Not Resident in Canada
The following portion of this summary applies to a Holder who, at all relevant times, for purposes of the Canadian Tax Act and any applicable income tax treaty or convention, is not resident, and is not deemed to be resident, in Canada and does not use or hold, and is not deemed to use or hold, MDC Canada Common Shares or Combined Company Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere.
Redomiciliation
A Non-Resident Holder should not be considered to have disposed of their MDC Canada Common Shares as a result of the Redomiciliation. A Non-Resident Holder should therefore not be considered to have realized a taxable capital gain or loss by reason only of the Redomiciliation. The Redomiciliation should also not have an effect on the adjusted cost base of a Non-Resident Holder’s MDC Canada Common Shares.
MDC Merger
The same tax consequences in respect of the MDC Merger itself as described under “Certain Canadian Federal Income Tax Consequences — Holders Resident in Canada — MDC Merger”, above, will generally apply to a Non-resident Holder on the MDC Merger. Further, any disposition or deemed disposition of MDC Delaware Common Shares by a Non-Resident Holder as a result of the MDC Merger will generally not result in tax under the Canadian Tax Act unless such MDC Delaware Common Shares are “taxable Canadian Property” and are not “treaty-protected property” of the Non-Resident Holder (each as defined in the Canadian Tax Act) at the time of disposition. For a general description of the meaning of “taxable Canadian Property” and “treaty-protected property”, see “Holders Not Resident in Canada — Disposition of Combined Company Shares Following the Proposed Transactions” below.
Disposition of Combined Company Shares Following the Proposed Transactions
A disposition or deemed disposition of Combined Company Shares by a Non-Resident Holder will generally not result in tax under the Canadian Tax Act unless such Combined Company Shares are “taxable Canadian Property” and are not “treaty-protected property” of the Non-Resident Holder (each as defined in the Canadian Tax Act) at the time of disposition.
A Combined Company Share generally will not be taxable Canadian property of a Non-Resident Holder at a particular time unless, at any time during the 60-month period immediately preceding the time of disposition, more than 50% of the fair market value of the Combined Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Canadian Tax Act), “timber resource property” (as defined in the Canadian Tax Act), and options in respect of, or interests in, or for civil law rights in, any such property (whether or not such property exists) (the “Real Property Test”). In addition, if the Combined Company Share is listed on a designated stock exchange (which currently includes the NASDAQ) at the time of disposition, the Combined Company Share will not be taxable Canadian property (even if the Real Property Test is satisfied) unless 25% or more of the issued shares of any class or series of the Combined Company’s shares were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships (the “Ownership Test”). Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, Combined Company Shares could be deemed to be taxable Canadian property to a Non-Resident Holder.
Combined Company Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Combined Company Shares would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under Part I of the Canadian Tax Act.
If Combined Company Shares are considered to be taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, upon the disposition of such Combined Company Shares, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Holders Resident in Canada — Taxation of Capital Gains and Losses” as if the Non-Resident Holder were a Resident Holder thereunder.
Dissenting Shareholders
A Dissenting Shareholder that is a Non-Resident Holder (a “Dissenting Non-Resident Holder”) and is entitled to be paid fair value for its dissenting MDC Canada Common Shares will be deemed to transfer such dissenting MDC Canada Common Shares to the Company in consideration for a cash payment from the Company equal to the fair value of such MDC Canada Common Shares.
Although the matter is not free from doubt, a Dissenting Non-Resident Holder will generally be deemed to have received a dividend on the MDC Canada Common Shares equal to the amount, if any, by which the payment by the Company in the amount of the fair value of the MDC Canada Common Shares exceeds the paid-up capital of such shares for purposes of the Canadian Tax Act. Any such deemed dividend will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend but may be reduced under an applicable tax convention. A Dissenting Non-Resident Holder will also be considered to have disposed of the MDC Canada Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Holder, less any amount that is deemed to be a dividend received by the Dissenting Non-Resident Holder, as described above. A U.S. resident Dissenting Shareholder will not be subject to tax under the Canadian Tax Act on any capital gain realized on the disposition of MDC Canada Common Shares unless the MDC Canada Common Shares are “taxable Canadian property” for purposes of the Canadian Tax Act and are not “treaty-protected” property of the Dissenting Non-Resident Holder (each as defined in the Canadian Tax Act) at the time of disposition.
An MDC Canada Common Share generally will not be taxable Canadian property of a Dissenting Non-Resident Holder at a particular time unless, at any time during the 60-month period immediately preceding the time of disposition, the Real Property Test is satisfied. In addition, if the MDC Canada Common Share is listed on a designated stock exchange (which currently includes the NASDAQ) at the time of disposition, the MDC Canada Common Share will not be taxable Canadian property (even if the Real Property Test is satisfied) unless the Ownership Test is also satisfied in respect of the Non-Resident Holder.
Notwithstanding the above, MDC Canada Common Shares may, in certain circumstances, be deemed to be taxable Canadian property to a Dissenting Non-Resident Holder for the purposes of the Canadian Tax Act. Dissenting Non-Resident Holders whose MDC Canada Common Shares may constitute taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

Even if MDC Canada Common Shares are considered to be taxable Canadian property of a Dissenting Non-Resident Holder, a taxable capital gain (or an allowable capital loss) resulting from the disposition of such MDC Canada Common Shares will not be included (or deducted) in computing the Dissenting Non-Resident Holder’s income for purposes of the Canadian Tax Act if the MDC Canada Common Shares constitute “treaty-protected property”, as defined in the Canadian Tax Act.
If the MDC Canada Common Shares are considered to be taxable Canadian property but not treaty-protected property to a particular Dissenting Non-Resident Holder, upon the disposition of such MDC Canada Common Shares pursuant to the Redomiciliation, such Dissenting Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Holders Resident in Canada — Taxation of Capital Gains and Losses” as if the Dissenting Non-Resident Holder were a Resident Holder thereunder.
Any interest paid or credited to a Dissenting Non-Resident Holder in respect of the exercise of Dissent Rights will generally not be subject to Canadian withholding tax.
Non-Resident Holders who are considering exercising Dissent Rights in connection with the Redomiciliation are urged to consult with their tax advisors with respect to the tax consequences to them of dissenting.
Eligibility for Investment
Based on the law on the date hereof, provided the Combined Company Shares are listed on a designated stock exchange (which currently includes the NASDAQ), the Combined Company Shares would, on the date of the completion of the Proposed Transactions, be qualified investments on such date under the Canadian Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), deferred profit sharing plan, registered disability savings plan (“RDSP”) or tax-free savings account (“TFSA”).
Notwithstanding the foregoing, if the Combined Company Shares are a “prohibited investment” for a TFSA, RRSP, RRIF, RESP or RDSP, the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of the RESP, as the case may be, will be subject to a penalty tax as set out in the Canadian Tax Act. Provided that, for purposes of the Canadian Tax Act, the holder, annuitant, or subscriber, as the case may be, deals at arm’s length with the Combined Company and does not have a “significant interest” (as defined in the Canadian Tax Act for purposes of the prohibited investment rules) in the Combined Company, the Combined Company Shares will not be a “prohibited investment” for such RRSPs, RRIFs, RESPs, RDSPs and TFSAs, as the case may be, under the Canadian Tax Act.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND DIRECTORS OF MDC CANADA
To MDC Canada’s knowledge, the following tables set forth certain information regarding the beneficial ownership of MDC Canada Class A Common Shares as of the close of business on January 31, 2021 (except as noted in the footnotes below) and with respect to: each person known by MDC Canada to beneficially own, or control or direct, directly or indirectly, 5% or more of the outstanding MDC Canada Shares; each member of the MDC Board; each named executive officer; and the members of the MDC Board and MDC Canada’s current executive officers as a group.
	Number of Voting Shares Beneficially Owned, or Over Which Control or Direction is Exercised(1)
Name	Type of Shareholding	Class A Subordinate Voting Shares(2)	Class A Shares Underlying Options, Warrants or Similar Rights Exercisable Currently or Within 60 Days(3)	Class A Shares Underlying All Options, Warrants or Similar Rights(4)	Approximate Percentage of Class A Shares(5)
Mark J. Penn	Direct	602,500(6)	1,000,000	1,500,000	2.1%
	Indirect	14,400,714(7)	258,581(7)	11,486,856(7)	19.4%
Charlene Barshefsky	Direct	73,256(6)			*
Asha Daniere	Direct	—		23,256(8)	*
Bradley J. Gross	Direct	—			*
Wade Oosterman	Direct	35,000		23,256(8)	*
Desirée Rogers	Direct	72,218(6)			*
Irwin D. Simon	Direct	88,211(6)			*
Jonathan Mirsky	Direct	145,754(6)	250,000	250,000	*
Frank P. Lanuto	Direct	199,000(6)	150,000	450,000	*
David C. Ross	Direct	424,690(6)	43,000	43,000	*
Vincenzo DiMaggio	Direct	78,333(6)			*
All directors and officers of MDC as a group (11 persons)		16,119,676	1,701,581	13,776,368	23.1%
Stagwell Agency Holdings LLC(9)		14,285,714(7)	258,581(7)	11,486,856(7)	19.4%
Goldman Sachs(9)		8,723(10)	17,293,176(10)	17,293,176(10)	18.7%
Hotchkis and Wiley Capital Management LLC(9)		8,962,457(11)			11.9%
Indaba Capital Fund, L.P.(9)		7,759,958(12)			10.3%

*
The percentage of shares beneficially owned does not exceed one percent of the outstanding shares.

(1)
Unless otherwise noted, the Company believes that all persons named in the table above have sole voting power and dispositive power with respect to all shares beneficially owned by them.

(2)
This column includes MDC Canada Class A Common Shares owned directly or indirectly, but does not include MDC Canada Class A Common Shares subject to options, warrants or similar rights.

(3)
This column includes MDC Canada Class A Common Shares subject to options, warrants or similar rights that are currently exercisable or will become exercisable within 60 days after January 31, 2021.

(4)
This column includes MDC Canada Class A Common Shares subject to all outstanding options, stock appreciation rights, warrants or similar rights, whether or not such options, warrants or similar rights are currently exercisable or will become exercisable within 60 days after January 31, 2021.

(5)
For purposes of computing the percentage of outstanding shares held by each person or group named above, we have included restricted shares in the number of shares of the Company outstanding as of January 31, 2021. In addition, for purposes of computing the percentage of outstanding shares held by each person or group named above, any shares which that person or persons has or have the right to acquire within 60 days of January 31, 2021, is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Those MDC Canada Class A Common Shares issuable upon conversion of the MDC Canada Series 4 Shares or MDC Canada Series 6 Shares are also not deemed to be outstanding for purposes of computing the percentage ownership of any other person.

(6)
Includes shares of restricted stock that have not yet vested, but with respect to which the director or executive officer has the ability to vote.

(7)
Mr. Penn, our Chairman and CEO, is also manager of The Stagwell Group LLC, an affiliate of Stagwell Agency Holdings LLC. The Schedule 13D/A filed with the SEC on December 23, 2020 by Stagwell Agency Holdings LLC, The Stagwell Group LLC, and Mark Penn reports the number of shares as to which The Stagwell Group LLC has shared voting and dispositive power is 14,659,295 shares. The number of shares as to which Stagwell Agency Holdings LLC has shared voting and dispositive power is 14,544,295, which are included in the amounts reported for The Stagwell Group LLC. This report reflects 14,285,714 shares held by Stagwell Agency Holdings LLC and beneficially owned by Stagwell Agency Holdings LLC and The Stagwell Group LLC, an additional 115,000 shares held and beneficially owned by The Stagwell Group LLC, and an additional 258,581 shares issuable upon conversion of the portion of the 50,000 MDC Canada Series 6 Shares owned by Stagwell Agency Holdings LLC eligible for conversion as of the filing date of the report. As of December 31, 2020, a total of 11,486,856 MDC Canada Class A Common Shares were issuable upon conversion of the 50,000 MDC Canada Series 6 Shares owned by Stagwell Agency Holdings LLC.

(8)
Represents restricted stock units.

(9)
Stock ownership of these entities is based solely on a Schedule 13D, 13D/A, 13G or 13G/A filed by each such entity, except as otherwise noted. The address of each of Stagwell Agency Holdings LLC and The Stagwell Group LLC, is 1808 I Street, NW, Sixth Floor, Washington, DC 20006, and their most recent Schedule 13D/A was filed on December 23, 2020. The address of each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. LLC, Broad Street Principal Investments, L.L.C., StoneBridge 2017, L.P., StoneBridge 2017 Offshore, L.P., and Bridge Street Opportunity Advisors, L.L.C. (collectively, the “Goldman Sachs Parties”) is 200 West Street, New York, NY 10282, and their most recent Schedule 13D/A was filed on December 23, 2020. The address of each of Indaba Capital Management, L.P., IC GP, LLC and Derek C. Schrier is One Letterman Drive, Building D, Suite DM700, San Francisco, CA 94129, and their most recent Schedule 13G/A was filed on June 10, 2020. The address of Hotchkis and Wiley Capital Management, LLC is 601 S. Figueroa Street, 39th Fl, Los Angeles, CA 90017, and its most recent Schedule 13G/A was filed on February 13, 2020.

(10)
The Schedule 13D/A filed with the SEC on December 23, 2020 by the Goldman Sachs Parties reports that the number of shares as to which The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC have shared voting and dispositive is 17,301,899 shares. The number of shares as to which the other Goldman Sachs Parties have shared voting and dispositive power is 17,293,176, which are included in the amounts reported for The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC. This report reflects 8,723 MDC Canada Class A Common Shares beneficially owned by The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC, and an additional 17,293,176 MDC Canada Class A Common Shares issuable upon the conversion of 95,000 MDC Canada Series 4 Shares of the Company beneficially owned by the Goldman Sachs Parties.

(11)
The Schedule 13G/A filed with the SEC on February 13, 2020 by Hotchkis and Wiley Capital Management, LLC (“HWCM”) reports sole voting power over 7,050,657 shares and sole dispositive power over 8,962,457 shares. Hotchkis and Wiley Small Cap Value Fund reported sole voting power and sole dispositive power over 3,976,000 shares, which are included in HWCM’s reported amounts. The Schedule 13G/A provides that certain of HWCM’s clients have retained voting power over the MDC Canada Class A Common Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more MDC Canada Class A Common Shares than it can vote.
(12)
The Schedule 13G/A filed with the SEC on June 10, 2020 by Indaba Capital Management, L.P., IC GP LLC, and Derek C. Scheier reports that Indaba Capital Management, L.P., IC GP LLC, and Derek C. Scheier have shared voting and dispositive power over 7,759,958 shares. The Schedule 13G/A provides that the shares are directly held by Indaba Capital Fund, L.P., and voting and investment power over the shares has been delegated to Indaba Capital Management, L.P.

LEGAL MATTERS
Certain legal matters relating to the Proposed Transactions under United States law will be passed upon by Cleary Gottlieb Steen & Hamilton LLP. The validity of the issuance of common stock by the Combined Company pursuant to the Transaction Agreement is being passed upon for the Combined Company by Cleary Gottlieb Steen & Hamilton LLP. Certain legal matters relating to the Proposed Transactions under Canadian law will be passed upon by Fasken Martineau DuMoulin LLP.

STAGWELL CHANGES IN AUDITORS
The Stagwell Subject Entities comprise Stagwell Marketing and its direct and indirect subsidiaries. In this section, the Stagwell Subject Entities are referred to as “Stagwell”. On September 15, 2020, Stagwell dismissed PricewaterhouseCoopers LLP (“PwC”), from serving as its principal independent accountants, or auditors, and retained Deloitte & Touche LLP (“Deloitte”). PwC has completed its engagement as our auditors for the fiscal years ended December 31, 2019 and December 31, 2018.
PwC’s audit reports on Stagwell’s consolidated financial statements as of and for the fiscal years ended December 31, 2019 and December 31, 2018, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal years ended December 31, 2018 and December 31, 2019 and through September 15, 2020, there were no “disagreements” (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement or disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement or disagreements in connection with its report. During the years ended December 31, 2018 and December 31, 2019, and the subsequent interim period through September 15, 2020, there have been no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K), except for the material weaknesses in Stagwell’s internal controls over financial reporting, including (i) our failure to maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience and training commensurate with its accounting and reporting requirements (ii) our inability to design controls or maintain documentary evidence of existing control activities in response to the risks of material misstatement and (iii) our inability to design and maintain effective controls over information technology general controls for information systems relevant to the preparation of our financial statements.
Stagwell provided PwC with a copy of the disclosure required by Item 304 of Regulation S-K and requested that PwC furnish a letter stating whether PwC agrees with the above statements made by us in this Form S-4, and, if not, stating the respects in which it does not agree. A copy of PwC’s letter, dated February 8, 2021, is filed as Exhibit 16.1 to this Form S-4.
During Stagwell’s two most recent fiscal years and through the date hereof, Stagwell did not consult with Deloitte in respect of its consolidated financial statements for the years ended December 31, 2019 and December 31, 2018 regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K and there were no disagreements (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or reportable events (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

EXPERTS
The Company’s consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated by reference in this Proxy Statement/Prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting. The report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019.
The financial statements of Stagwell Marketing as of December 31, 2019 and December 31, 2018 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

HOUSEHOLDING OF PROXY MATERIALS
We have adopted a practice approved by the SEC called “householding”. Under this practice, shareholders who have the same address and last name will receive only one paper copy of the proxy materials, unless one or more of these shareholders notifies use that he or she wishes to continue receiving individual copies. We will promptly deliver a separate copy of any materials upon written request to MDC Partners Inc., One World Trade Center, Floor 65, New York, NY 10007, Attention: Corporate Secretary, telephone: (646) 429-1800. If you would like to receive separate copies of the proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you may contact us at the above address and phone number.

WHERE YOU CAN FIND MORE INFORMATION
Availability of Reports and Other Information
MDC Canada is subject to the continuous disclosure requirements of applicable Canadian securities legislation and the rules of NASDAQ, as well as information requirements of the U.S. Exchange Act, and in accordance therewith, files periodic reports and other information with NASDAQ and the SEC relating to MDC Canada’s business, financial condition and other matters. MDC Canada Shareholders may access documents filed with Canadian provincial securities regulators through SEDAR at www.sedar.com. MDC Canada Shareholders may access documents filed with or furnished to the SEC through the SEC’s website, which may be accessed at www.sec.gov.
Incorporation by Reference
Applicable securities laws allow us to “incorporate by reference” information into this Proxy Statement/Prospectus, which means that the Company can disclose important information to you by referring you to another document filed separately with Canadian securities regulatory authorities and the SEC. Due to certain differences in applicable Canadian and U.S. securities laws, the documents incorporated by reference into this Proxy Statement/Prospectus differ for purposes of the filing of this Proxy Statement/Prospectus with Canadian securities regulatory authorities and the SEC and depending on the residency of the person receiving or viewing this Proxy Statement/Prospectus, as outlined below.
Incorporation by Reference for Canadian Purposes
For the purposes of the filing of this Proxy Statement/Prospectus with Canadian securities regulatory authorities and for persons resident in or otherwise subject to applicable securities laws in Canada who receive or view this Proxy Statement/Prospectus, the following documents contain important information about the Company and the Company incorporates them by reference:
Canadian Filings
Annual Report on Form 10-K for the fiscal year ended December 31, 2019, dated March 5, 2020.
Revised Annual Report on Form 10-K for the fiscal year ended December 31, 2019, dated April 29, 2020
Audited annual consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019, including the notes thereto and the auditor’s report thereon.
MD&A for the year ended December 31, 2019
MD&A for the three-month period ended March 31, 2020
MD&A for the six-month period ended June 30, 2020 MD&A for the nine-month period ended September 30, 2020
Proxy Statement for 2020 Annual and Special Meeting of MDC Canada Shareholders on Schedule 14A, dated May 26, 2020
In addition, any documents of the type listed above and any other document that would be required to be incorporated by reference in a prospectus filed by MDC Canada in Canada, including any interim financial statements and related MD&A, filed by MDC Canada with the Canadian securities regulatory authorities subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Meeting, are deemed to be incorporated by reference in this Proxy Statement/Prospectus for persons resident in or otherwise subject to applicable securities laws in Canada who receive or view this Proxy Statement/Prospectus. For these purposes, upon a new document being deemed to be incorporated by reference in this Proxy Statement/Prospectus, the previous applicable document that was incorporated by reference (whether specifically in the list above or later deemed to be incorporated by reference, as the case may be), shall be deemed no longer to be incorporated by reference in this Proxy Statement/Prospectus (for example, when new interim financial statements and related MD&A are filed by MDC Canada and deemed incorporated by reference, the previous interim financial statements and related MD&A will be deemed no longer to be incorporated by reference in this Proxy Statement/Prospectus).
Incorporation by Reference for U.S. Purposes
For the purposes of the filing of this Proxy Statement/Prospectus with the SEC and for persons resident in or otherwise subject to applicable securities laws in the United States who receive or view this Proxy Statement/Prospectus, the following documents contain important information about the Company and the Company incorporates them by reference (excluding any portions of such documents that have been furnished but not filed for purposes of the U.S. Exchange Act):
SEC Filings	Date Filed
Annual Report on Form 10-K for the fiscal year ended December 31, 2019.	March 5, 2020 and amended on April 29, 2020
Quarterly Report on Form 10-Q for the three months ended March 31, 2020	May 11, 2020
Quarterly Report on Form 10-Q for the six months ended June 30, 2020	August 10, 2020
Quarterly Report on Form 10-Q for the nine months ended September 30, 2020	October 29, 2020
Current Reports on Form 8-K	January 24, 2020
May 15, 2020
June 1, 2020
June 26, 2020
June 29, 2020
July 15, 2020
August 31, 2020
August 31, 2020
September 23, 2020
October 6, 2020
October 19, 2020
December 22, 2020 (including Items 1.01, 2.03, 3.02 and 9.01)
January 13, 2021
January 21, 2021
February 5, 2021
Proxy Statement for 2020 Annual Meeting of MDC Canada Shareholders on Schedule 14A	May 26, 2020
In addition, the Company incorporates by reference any future filings the Company makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 (and any exhibits under Item 9.01 incorporated by reference into such items) of any Current Report on Form 8-K, unless expressly stated otherwise therein) for purposes of the Proxy Statement/Prospectus filed with the SEC and for persons resident in or otherwise subject to applicable securities laws in the United States who receive or view this Proxy Statement/Prospectus. Such documents are considered to be a part of this Proxy Statement/Prospectus, effective as of the date such documents are filed.
Any statement contained in any document incorporated by reference into this Proxy Statement/Prospectus shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Proxy Statement/Prospectus or any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.
Financial information about the Company is provided in its annual consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019 and accompanying management’s discussion and analysis (“MD&A”) for the year ended December 31, 2019, the Company’s unaudited consolidated financial statements for the three-months ended March 31, 2020 and accompanying MD&A for the three-months ended March 31, 2020, both recasted in the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2020, in the Company’s unaudited consolidated financial statements for the six-months ended June 30, 2020 and accompanying MD&A for the six-months ended June 30, 2020, and in the Company’s unaudited consolidated financial statements for the nine-months ended September 30, 2020 and accompanying MD&A for the nine-months ended September 30, 2020.
Obtaining Documents Incorporated by Reference
You can obtain any of the documents incorporated by reference in this Proxy Statement/Prospectus from us or from SEDAR at www.sedar.com or the SEC’s website at www.sec.gov, as applicable, at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, by sending a request to IR@mdc-partners.com. Please be sure to include your complete name and address in your request. If you request any incorporated documents, the Company will promptly mail them to you by first class mail, or another equally prompt means.

APPROVAL
The contents and the distribution of this Proxy Statement/Prospectus have been unanimously approved by the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross who each abstained from voting on or participating in any deliberations with respect to the Proposed Transactions), acting upon the unanimous recommendation of the MDC Special Committee.
David Ross
General Counsel
February 8, 2021

GLOSSARY
Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this Proxy Statement/Prospectus:
“$” Except where otherwise indicated, references to “dollars”, “US$”, or “$” are to U.S. dollars, and any references to “C$” are to Canadian dollars;
“allowable capital loss” has the meaning set forth in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”;
“AST” means AST Trust Company (Canada);
“Business Day” means a day on which banks are generally open for the transaction of commercial business in Toronto, Ontario, or New York, New York, but does not in any event include a Saturday or Sunday or statutory holiday in Toronto, Ontario, or New York, New York;
“Canaccord Genuity” means Canaccord Genuity Corp.;
“Canaccord Genuity Engagement Agreement” means the engagement agreement dated November 6, 2020 between Canaccord Genuity and the MDC Special Committee;
“Canaccord Genuity Opinion” means the opinion of Canaccord Genuity, dated December 21, 2020, provided to the MDC Special Committee as to the fairness to the holders of the MDC Canada Class A Common Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), from a financial point of view, of the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to the Transaction Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Exhibit J. Such opinion assumes, among other items, the conversion of the MDC Canada Class B Common Shares into MDC Canada Class A Common Shares;
“Canaccord Genuity Opinion and Formal Valuation” means, collectively, the Canaccord Genuity Opinion and the Formal Valuation;
“Canadian Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder;
“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as amended (including any successor thereto), and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, regardless of the date enacted, adopted, issued or implemented;
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;
“Code” means the U.S. Internal Revenue Code of 1986, as amended;
“Combined Company Class A Common Shares” means the shares of Class A Common Stock, no par value per share, of the Combined Company;
“Combined Company Class B Common Shares” means the shares of Class B Common Stock, no par value per share, of the Combined Company;
“Combined Company Class C Common Shares” means the shares of Class C Common Stock, no par value per share, of the Combined Company;
“Combined Company Common Shares” means the Combined Company Class A Common Shares, the Combined Company Class B Common Shares, and the Combined Company Class C Common Shares;
“Combined Company Incentive Awards” means any stock option, stock appreciation right, restricted stock, growth shares, restricted stock unit or other equity, equity-based or equity-related award with respect to Combined Company Common Shares granted pursuant to the Combined Company Stock Plans or as a stand-alone award, separate and apart from the Combined Company Stock Plans;

“Combined Company Preferred Shares” means the Combined Company Series 4 Shares and the Combined Company Series 6 Shares;
“Combined Company Stock Plans” means the MDC Partners Inc. Stock Appreciation Rights Plan, the MDC Partners Inc. 2005 Stock Incentive Plan, as amended, the MDC Partners Inc. 2008 Key Partner Incentive Plan, the MDC Partners Inc. 2011 Stock Incentive Plan and the MDC Partners Inc. 2016 Stock Incentive Plan, as amended, each of the Combined Company;
“Combined Company Series 4 Shares” means the shares of Series 4 Convertible Preferred Stock, no par value per share, of the Combined Company;
“Combined Company Series 6 Shares” means the shares of Series 6 Convertible Preferred Stock, no par value per share, of the Combined Company;
“Combined Company Shares” means the Combined Company Common Shares and the Combined Company Preferred Shares;
“Company Debt” means all rights, obligations and indebtedness owing of the Company under the Credit Agreement and the Debt Indenture;
“CRA” means the Canada Revenue Agency;
“Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated as of May 3, 2016, among the Company, Maxxcom Inc., a Delaware corporation, each of their subsidiaries party thereto, Wells Fargo Capital Finance, LLC, as agent, and the lenders from time to time party thereto, as amended or modified from time to time;
“Debt Indenture” means the Indenture, dated as of March 23, 2016, among the Company, the guarantors thereunder and The Bank of New York Mellon, as trustee together with all supplemental indentures and other amendments, supplements and modifications thereto;
“DGCL” means the General Corporation Law of the State of Delaware;
“Director” means the Director duly appointed under Section 260 of the CBCA;
“Dissent Notice” means a written objection provided to MDC Canada by a registered MDC Canada Shareholder who wishes to dissent to the Redomiciliation Proposal;
“Dissent Rights” means the rights of registered MDC Canada Shareholders to exercise rights of dissent with respect to such MDC Canada Shares pursuant to and in the manner set forth in Section 190 of the CBCA, which is attached to this Proxy Statement/Prospectus as Exhibit O;
“Dissenting Shareholder” means any registered MDC Canada Shareholder who has validly exercised his, her or its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights before the Redomiciliation Effective Time;
“Formal Valuation” means, collectively, a formal valuation prepared by Canaccord Genuity of the MDC Canada Class A Common Shares and the Stagwell Subject Entities that MDC is required to obtain pursuant to MI 61-101, a copy of which is attached to this Proxy Statement/Prospectus as Exhibit J;
“Holder” has the meaning set forth in “Certain Canadian Federal Income Tax Considerations For MDC Canada Shareholders”;
“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended, including the regulations promulgated thereunder;
“IRS” refers to the U.S. Internal Revenue Service;
“Kingsdale Advisors” refers to the Company’s strategic shareholder advisor and proxy solicitation agent;
“MDC Board” means the board of directors of MDC Canada;

“MDC Canada” means MDC Partners Inc., a corporation existing under the CBCA prior to the Redomiciliation;
“MDC Canada Class A Common Shares” means the shares of Class A Common Stock, no par value per share, of MDC Canada;
“MDC Canada Class B Common Shares” means the shares of Class B Common Stock, no par value per share, of MDC Canada;
“MDC Canada Common Shareholders” means the holders of the MDC Canada Common Shares;
“MDC Canada Common Shares” means the MDC Canada Class A Common Shares and the MDC Canada Class B Common Shares;
“MDC Canada Preferred Shareholders” means the holders of the MDC Canada Preferred Shares;
“MDC Canada Preferred Shares” means the MDC Canada Series 4 Shares and the MDC Canada Series 6 Shares;
“MDC Canada Series 4 Shares” means the shares of Series 4 Convertible Preferred Stock, no par value per share, of MDC Canada;
“MDC Canada Series 6 Shares” means the shares of Series 6 Convertible Preferred Stock, no par value per share, of MDC Canada;
“MDC Canada Shareholders” means the MDC Canada Common Shareholders and the MDC Canada Preferred Shareholders;
“MDC Canada Shares” means the MDC Canada Common Shares and the MDC Canada Preferred Shares;
“MDC Delaware” means MDC Canada from and after the Redomiciliation until the MDC Merger;
“MDC Delaware Board” means the board of directors of MDC Delaware;
“MDC Delaware Bylaws” means the Amended and Restated Bylaws of MDC Delaware;
“MDC Delaware Certificate of Incorporation” means the Certificate of Incorporation of MDC Delaware to be filed with the Delaware Secretary of State;
“MDC Delaware Class A Common Shares” means the shares of Class A Common Stock, no par value per share, of MDC Delaware;
“MDC Delaware Class B Common Shares” means the shares of Class B Common Stock, no par value, of MDC Delaware;
“MDC Delaware Common Shares” means the MDC Delaware Class A Common Shares and the MDC Delaware Class B Common Shares;
“MDC Delaware Preferred Shares” means the MDC Delaware Series 4 Shares and the MDC Delaware Series 6 Shares;
“MDC Delaware Series 4 Shares” means the shares of Series 4 Convertible Preferred Stock, no par value per share, of MDC Delaware;
“MDC Delaware Series 6 Shares” means the shares of Series 6 Convertible Preferred Stock, no par value per share, of MDC Delaware;
“MDC Delaware Shareholders” means the holders of MDC Delaware Common Shares and holders of MDC Delaware Preferred Shares;
“MDC Incentive Award” means any stock option, stock appreciation right, restricted stock, growth shares, restricted stock unit or other equity, equity-based or equity-related award with respect to MDC

Canada Common Shares granted pursuant to the MDC Stock Plans or as a stand-alone award, separate and apart from the MDC Stock Plans;
“MDC Special Committee” means the special committee of the MDC Board comprised of four independent (within the meaning of applicable securities Laws, including MI 61-101, and NASDAQ rules) directors constituted by the MDC Board in connection with the Proposed Transactions;
“MDC Stock Plans” means the MDC Partners Inc. Stock Appreciation Rights Plan, the MDC Partners Inc. 2005 Stock Incentive Plan, as amended, the MDC Partners Inc. 2008 Key Partner Incentive Plan, the MDC Partners Inc. 2011 Stock Incentive Plan and the MDC Partners Inc. 2016 Stock Incentive Plan, as amended;
“Meeting” means the special meeting of MDC Canada Shareholders to be held virtually at [   ] [a.m./p.m.] on [                 ], 2021, including any adjournment or postponement thereof, to consider the Transaction Proposals;
“MI 61-101” means Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions;
“NASDAQ” means The NASDAQ Stock Market;
“New MDC Class A Common Shares” means the shares of Class A Common Stock, no par value per share, of New MDC prior to the Closing;
“New MDC Class B Common Shares” means the shares of Class B Common Stock, no par value per share, of New MDC prior to the Closing;
“New MDC Common Shares” means the New MDC Class A Common Shares and the New MDC Class B Common Shares prior to the Closing;
“New MDC Series 4 Shares” means the shares of Series 4 Convertible Preferred Stock, no par value per share, of New MDC prior to the Closing;
“New MDC Series 6 Shares” means the shares of Series 6 Convertible Preferred Stock, no par value per share, of New MDC prior to the Closing;
“Non-U.S. Holder” has the meaning set forth in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”;
“Notice of Special Meeting” means the notice regarding the Meeting accompanying this Proxy Statement/Prospectus;
“Person” includes any individual, partnership, association, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;
“PFIC” refers to a passive foreign investment company as defined under Section 1297 of the Code;
“Proposed Transactions” means the transactions contemplated by the Transaction Agreement, including the Redomiciliation, the New MDC Corporate Conversion, the MDC Merger, the MDC Delaware LLC Conversion, the Stagwell Contributions, and the adoption of the A&R OpCo Operating Agreement;
“Proxy Statement/Prospectus” means this notice of the Meeting and proxy statement/management information circular of MDC Canada dated [           ], 2021, together with all annexes, schedules and exhibits hereto, sent by MDC Canada to the MDC Canada Shareholders in connection with the Meeting (as may be amended, supplemented or otherwise modified from time to time);
“RDSP” means registered disability savings plan;
“Record Date” means the close of business in [      ], on [                 ], 2021;

“Redomiciliation” means the discontinuance of the Company from the jurisdiction of the CBCA and a concurrent domestication of the Company in the State of Delaware pursuant to Section 388 of the Delaware Act and the contemporaneous change of registered address;
“Redomiciliation Effective Date” means the date of the closing of the Redomiciliation;
“Redomiciliation Effective Time” means the time the Redomiciliation becomes effective on the Redomiciliation Effective Date;
“RESP” means registered education savings plan;
“RRIF” means registered retirement income fund;
“RRSP” means registered retirement savings plan;
“SEC” means the U.S. Securities and Exchange Commission;
“SEDAR” means the System for Electronic Document Analysis and Retrieval;
“Stagwell Credit Agreements” means (i) that certain term credit agreement, dated as of November 13, 2020, between, among others, Stagwell Marketing Group LLC and JPMorgan Chase Bank, N.A. as Administrative Agent, and (ii) the Stagwell Revolving Credit Agreement;
“Stagwell Revolving Credit Agreement” means that certain revolving credit agreement dated as of November 18, 2019, between, among others, Stagwell Marketing Group LLC and JPMorgan Chase Bank, N.A. as Administrative Agent, in each case as amended or modified from time to time;
“taxable capital gain” has the meaning set forth in “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”;
“TFSA” means tax-free savings account;
“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code;
“Treaty” means the Canada-U.S. Tax Convention (1980), as amended;
“U.S.” or “United States” means the United States of America;
“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934 and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended;
“U.S. Holders” has the meaning given to that term in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”;
“U.S. Securities Act” means the U.S. Securities Act of 1933 and, as applicable, the rules and regulations promulgated thereunder, in each case, as amended; and
“10% U.S. Shareholder” has the meaning given to that term in “Material U.S. Federal Income Tax Considerations for MDC Canada Shareholders”.

Stagwell Marketing Group LLC and Subsidiaries
Index to Consolidated Financial Statements

Report of Independent Auditors
To the Management of Stagwell Marketing Group LLC
We have audited the accompanying consolidated financial statements of Stagwell Marketing Group LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income, of changes in equity and of cash flows for the years then ended.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stagwell Marketing Group LLC and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019. Our opinion is not modified with respect to this matter.
June 2, 2020, except for the change in the manner in which the Company accounts for leases as discussed in Note 4 to the consolidated financial statements, except for the effects of the reorganization of entities under common control as discussed in Note 5 to the consolidated financial statements and except for the change in composition of reportable segments as discussed in Note 18 to the consolidated financial statements, as to which the date is January 18, 2021

Stagwell Marketing Group LLC and Subsidiaries
Consolidated Balance Sheets
(in thousands)	December31, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$63,860	$51,777
Accounts receivable, net	196,511	145,677
Expenditures billable to clients	21,137	20,140
Other current assets	23,242	12,170
Total current assets	304,750	229,764
Investments	18,899	17,268
Property and equipment, net	32,571	22,989
Goodwill	325,185	257,323
Intangible assets, net	196,567	174,572
Right-of-use assets – operating leases	71,723	—
Other assets	1,094	1,178
Total assets	$950,789	$703,094
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$139,507	$99,265
Accruals and other liabilities	68,513	61,472
Current maturities of long-term debt	994	19,410
Advanced billings	57,864	19,086
Current portion of operating lease liabilities	17,488	—
Current portion of deferred acquisition consideration (Note 12)	64,845	309
Total current liabilities	349,211	199,542
Long-term debt, net	158,460	120,307
Long-term portion of deferred acquisition consideration (Note 12)	—	49,385
Lease liabilities – operating leases	67,463	—
Deferred tax liabilities, net	21,408	12,925
Other liabilities	2,108	14,779
Total liabilities	598,650	396,938
Commitments and contingencies (Note 12)
Redeemable noncontrolling interest (Note 14)	3,602	1,947
Member’s equity	316,960	264,169
Noncontrolling interest	31,577	40,040
Total equity	348,537	304,209
Total liabilities, redeemable noncontrolling interest and equity	$950,789	$703,094
The accompanying notes are an integral part of these consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
	Years ended December 31,
(in thousands)	2019	2018
Revenue	$628,666	$426,432
Operating expenses:
Cost of services sold	376,280	257,524
Office and general expenses	175,962	131,171
Depreciation and amortization	35,729	21,775
Total operating expenses	587,971	410,470
Operating income	40,695	15,962
Other expenses, net:
Interest expense, net	(8,659)	(6,406)
Other (expense) income, net	(1,144)	11,443
Income before taxes and equity in (losses) earnings of unconsolidated affiliates	30,892	20,999
Provision for income taxes	(10,004)	(4,494)
Income before equity in (losses) earnings of unconsolidated affiliates	20,888	16,505
Equity in (losses) earnings of unconsolidated affiliates	(158)	1,919
Net income	20,730	18,424
Less: Net income attributable to noncontrolling interests	2,326	2,328
Less: Net income attributable to redeemable noncontrolling interests	1,263	153
Net income attributable to Member	$17,141	$15,943
Other comprehensive income (loss), net of income taxes:
Net income attributable to Member	$17,141	$15,943
Net unrealized gain on available for sale investment	1,539	1,886
Foreign currency translation adjustments	4,202	(3,740)
Total other comprehensive income (loss), net of income taxes	5,741	(1,854)
Comprehensive income attributable to Member	$22,882	$14,089
The accompanying notes are an integral part of these consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Consolidated Statements of Changes in Equity
(in thousands)	Member’s equity	Noncontrolling interest	Total equity
Balance at December 31, 2017	$236,231	$11,843	$248,074
Capital contributions	45,128	—	45,128
Distributions	(33,279)	(2,065)	(35,344)
Net income attributable to Member and noncontrolling interest	15,943	2,328	18,271
Other comprehensive income (loss), net	(1,854)	—	(1,854)
Noncontrolling interest acquired	—	30,074	30,074
Purchase of units from noncontrolling interest	2,000	(2,140)	(140)
Balance at December 31, 2018	264,169	40,040	304,209
Capital contributions	59,724	—	59,724
Distributions	(38,032)	(2,180)	(40,212)
Net income attributable to Member and noncontrolling interest	17,141	2,326	19,467
Other comprehensive income (loss), net	5,741	—	5,741
Changes in redemption value of redeemable noncontrolling interest	(392)	—	(392)
Purchase of units from noncontrolling interest	8,609	(8,609)	—
Balance at December 31, 2019	$316,960	$31,577	$348,537
The accompanying notes are an integral part of these consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Consolidated Statements of Cash Flows
	Years ended December 31,
(in thousands)	2019	2018
Cash flows from operating activities
Net income	$20,730	$18,424
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,729	21,775
Debt issuance cost amortization	728	1,036
Provision for bad debt expense	970	311
Deferred tax benefit	(560)	(1,458)
Changes in fair value of investments in unconsolidated affiliates	350	(9,850)
Changes in deferred acquisition consideration	15,651	21,327
Interest from preferred investments	(600)	(338)
Equity in earnings of unconsolidated affiliates, net of dividends received	158	(1,389)
Real estate security deposit refund	—	4,746
Loss on disposal of fixed assets	386	123
Changes in assets and liabilities:
Accounts receivable	(41,681)	12,915
Expenditures billable to clients	(997)	(10,828)
Other assets	(9,979)	8,977
Accounts payable	32,757	(5,397)
Accruals and other liabilities	904	(2,013)
Advanced billings	10,300	2,497
Net cash provided by operating activities	64,846	60,858
Cash flows from investing activities
Purchases of property and equipment	(12,472)	(9,777)
Acquisitions, net of cash acquired	(5,615)	(19,412)
Other investing activities	—	(590)
Net cash used in investing activities	(18,087)	(29,779)
Cash flows from financing activities
Payment of contingent consideration	(500)	(5,000)
Payment of deferred consideration	(2,000)	(7,412)
Payment of long-term debt	(169,770)	(27,437)
Proceeds from long-term debt	175,203	43,897
Debt issuance costs	(1,784)	(1,323)
Distributions	(40,212)	(35,344)
Contributions	4,044	14,500
Net cash used in financing activities	(35,019)	(18,119)
Effect of exchange rate changes on cash and cash equivalents	343	(120)
Net increase in cash and cash equivalents	12,083	12,840
Cash and cash equivalents at beginning of period	51,777	38,937
Cash and cash equivalents at end of period	$63,860	$51,777
Supplemental cash flow information:
Cash interest paid	$(12,100)	$(6,359)
Income taxes paid	(8,588)	(5,798)
Non-cash investing and financing activities:
Acquisitions of business	(69,233)	(59,129)
Acquisitions of noncontrolling interest	(15,560)	(2,000)
Net unrealized gain on available for sale investment	1,539	1,886
Non-cash contributions included in Member’s equity	71,240	32,061
Non-cash debt proceeds	18,000	96,444
Non-cash payment of debt	—	(70,775)
The accompanying notes are an integral part of these consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
1.
Business Description

Stagwell Marketing Group LLC (the “Company,” “Stagwell Marketing Group,” “SMG,” “we,” “us” or “our”) is a Delaware company that was formed on March 9, 2017 and is governed by the terms and conditions of a limited liability agreement effective as of the same date. Stagwell Media LP (the “Member”, “Stagwell Media” or the “Fund”), is a private equity fund that owns all interests in Stagwell Marketing Group through a wholly owned holding company named Stagwell Marketing Group Holdings LLC. The Fund is managed by a registered investment advisor named The Stagwell Group LLC (“Stagwell Group” or the “Manager”).
On March 9, 2017 Stagwell Media formed two holding company subsidiaries, Stagwell Marketing Group Holdings LLC, and Stagwell Marketing Group. The companies were formed in contemplation of holding all Stagwell Media’s operating investments. Under a single entity, we could realize cost savings under enterprise level vendor arrangements, better serve our customers with an integrated offering, and more effectively report the operating results of our businesses. The transaction was effectuated by way of a contribution agreement dated March 13, 2017, which contributed all the Fund’s interests in the existing businesses as of the execution date to Stagwell Marketing Group. This transaction has been accounted for at historical cost as a transaction under common control. The Company’s equity structure is a non-unitized single member LLC, therefore all components of equity attributable to the Member are reported within Member’s Equity on the Consolidated Balance Sheets and Consolidated Statements of Changes in Equity.
We own the membership interests of small and mid-sized marketing services companies that create customized marketing programs for clients that range in scale from regional and local clients to large global marketers. Our equity positions usually include, but are not limited to, partner and membership interests, common and preferred stock as well as call and put options.
As December 31, 2019, the Company has six reportable segments with our Corporate function reported separately. Our segments aggregate each of our operating companies (referred to as “Brands”) based on the services provided, comparable marketing verticals serviced, and comparability of economic performance. Our segments are as follows: 1. Digital Transformation and Performance Marketing (“Digital — Marketing”), 2. Digital Content (“Digital — Content”), 3. Research for Technology and Entertainment (“Research — Technology”), 4. Research for Corporate (“Research — Corporate”), 5. Communications, Public Affairs and Advocacy (“Communications, Public Affairs and Advocacy”), and 6. All Other Brands (“All Other”). Refer to Note 18 — Segment Information for further information.
On September 30, 2020, the Stagwell Group contributed 100% of the assets and liabilities of RepDef Holdings LLC and its subsidiaries, (collectively “Reputation Defender”), to a wholly owned subsidiary of the Company. In accordance with Accounting Standards Codification (“ASC”) 805: Business Combinations (“ASC 805”), the contribution is accounted for as a transaction among entities under common control due to the Stagwell Group controlling both the Company and Reputation Defender. As a result, the assets acquired and liabilities assumed are included in the Company’s consolidated financial statements at their respective carry-over basis and are recorded in the Company’s consolidated financial statements as of the earliest date of the periods presented, or April 3, 2018, the date upon which the Stagwell Group acquired Reputation Defender. Refer to Note 5 — Common Control Acquisition for further information.
2.
Summary of Significant Accounting Policies

Basis of Presentation
These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
Principles of Consolidation
The Company’s consolidated financial statements include the accounts of its consolidated subsidiaries, some of which are not wholly owned. All intercompany transactions have been eliminated in consolidation.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Noncontrolling Interest
The Company recognizes the noncontrolling interests that were created as part of a business combination at fair value as of the date of the transaction.
When acquiring less than 100% ownership of an entity, the Company may enter into agreements with the noncontrolling interest holders that offer the ability to tender their membership interests for redemption by the Company or the related subsidiary under certain circumstances. The Company presents noncontrolling interests as permanent equity when the option to redeem the incremental ownership is within the control of the Company.
Net income or loss of the Company’s subsidiaries are allocated to its noncontrolling interests based on the noncontrolling interests’ ownership percentages in the subsidiary.
Redeemable Noncontrolling Interest
The Company enters into contractual arrangements under which noncontrolling shareholders may require the Company to purchase such noncontrolling shareholders’ incremental ownership interests under certain circumstances. The redemption date value under these contractual arrangements are not a fixed amount, but rather is dependent upon various valuation formulas, such as the average earnings of the relevant subsidiary through the date of exercise or the growth rate of the earnings of the relevant subsidiary during that period. These contractual arrangements are contingently redeemable at the option of the noncontrolling shareholder and is presented in mezzanine equity on the Consolidated Balance Sheets at its acquisition date fair value, plus net income or loss attributable to the redeemable noncontrolling interest in accordance with ASC 810, Consolidation, which is based on the noncontrolling interests’ ownership percentage in the subsidiary. The options are only adjusted to their redemption date value at such point in time that the options are deemed to be currently redeemable by the Company, and if determined to be greater than the cumulative net income allocated to the noncontrolling interests in accordance with ASC 810, Consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in the allocation of fair value of purchase consideration, deferred acquisition consideration, redeemable noncontrolling interests, goodwill and intangible assets, property and equipment, income taxes, and revenue recognition. These estimates are evaluated on an ongoing basis and are based on historical experience and other assumptions that we believe are reasonable under the circumstances. These estimates require the use of assumptions about future performance, which are uncertain at the time of estimation. To the extent actual results differ from the assumptions used, results of operations and cash flows could be materially impacted.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year’s presentation.
Concentrations of Credit Risk
The financial instruments that could potentially subject us to concentrations of credit risk consist of cash deposits and trade receivables. All cash and cash equivalents are held at financial institutions that management believes to be of high credit quality. Domestically, cash and cash equivalents from time-to-time may exceed federally insured limits set by the Federal Deposit Insurance Company (“FDIC”), and international cash balances may not qualify for foreign government insurance programs. To date, we have not experienced any losses on cash and cash equivalents.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Exposure to losses on trade receivables is principally dependent on each customer’s financial condition. To manage the credit risk associated with trade receivables, we evaluate the creditworthiness of customers, monitor exposure for credit losses and maintain a provision for bad debt expense. We do not believe we are exposed to a concentration of credit risk. As of and for the years ended December 31, 2019, and 2018, no individual customer accounted for more than 10% of our consolidated revenue and accounts receivable, with no individual countries other than the United States accounting for more than 10% of our consolidated revenue for the years ended December 31, 2018 and 2019, except for the United Kingdom, which accounted for 11.8% of our consolidated revenue, for the year ended December 31, 2019. Refer to Note 3 — Revenue for further information.
Cash and Cash Equivalents
Cash consists of cash maintained in checking and other operating accounts. The Company invests in money market funds which are classified as cash equivalents. When investments in a SEC- registered money market fund meet the qualifications of Investment Company Act Rule 2a-7, investors in the fund are permitted to classify their investments as cash equivalents. In addition, a floating rate NAV money market fund would meet the definition of a cash equivalent except in the event credit or liquidity issues arise, including the enactment of liquidity fees or redemption gates. The Company has evaluated the classification of the money market funds as of December 31, 2019 and 2018, and determined that they are appropriately classified as cash equivalents as there are no known credit or liquidity issues.
As of December 31, 2019, and 2018, we had no restricted cash on hand.
Accounts Receivable
Accounts receivable includes receivables billed to customers, net of the allowance for doubtful accounts in the Consolidated Balance Sheets. Accounts receivable also includes expenditures billable to customers for pass through media and production costs. Typically, customers are invoiced monthly or based on a billing schedule that is defined by the contract.
We extend credit based on a customer’s financial condition and do not require collateral. We utilize the allowance method to calculate an estimate for uncollectible accounts. The allowance for doubtful accounts is based on our evaluation of the collectability of accounts receivable and the reserve we record is equal to the estimated uncollectible amounts.
Expenditures billable to clients
Expenditure billable to clients consists of revenue that is earned and recognized but has not been invoiced to the customer. Typically, customers are invoiced monthly or based on a billing schedule that is defined by the contract.
Equity Method Investments
The Company employs the equity method of accounting for investments where we can exercise significant influence, but the investment does not meet the criteria for consolidation. This is generally represented by a common stock ownership or an equity interest of at least 20 percent, but not more than 50 percent. Under the equity method, the investment is recorded initially at cost and subsequently adjusted for our share of earnings as well as contributions and distributions in accordance with respective operating agreements and/or governing documents of these subsidiaries. Noncontrolling interest holders have usual and customary voting and other rights under the respective operating agreements and/or governing documents as they pertain to the class of equity held. Earnings and impairment charges of an equity method investee are reported in our Consolidated Statements of Operations and Comprehensive Income as equity in earnings of unconsolidated affiliates.
Management reviews all investments that are accounted for under the equity method of accounting each reporting period for impairment. As of December 31, 2019, and 2018, no equity investments were impaired.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Other Investments
Other investments include preferred shares in Finn Partners, which are accounted for as available- for-sale investments consistent with the guidance in ASC 320, Investments — Debt and Equity Securities. Available-for-sale investments are carried at fair value, with unrealized gains and losses recorded in other comprehensive income in the Consolidated Statements of Operations and Comprehensive Income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other (expense) income in the Consolidated Statements of Operations and Comprehensive Income. The cost of securities sold is based on the specific identification method. Interest on the preferred shares classified as available-for-sale are included in interest income. There were no impairment losses related to available-for-sale investments for the years ended December 31, 2019 and 2018.
Prepaid Expenses and Other Assets
Prepaid expenses and other assets are expenditures made in advance of when the economic benefit of the cost will be realized. These accounts will be expensed in future periods with the passage of time or when a triggering event occurs.
Property and Equipment, Net
Property and equipment consist of furniture and fixtures, computer equipment and software, and leasehold improvements that are stated at cost, net of accumulated depreciation.
Property and equipment are depreciated using the straight-line method over the estimated useful lives, as follows:
Computer equipment and software	3 – 5 years
Furniture and fixtures	7 years
Capitalized software	3 – 10 years
Leasehold improvements	shorter of remaining lease term or useful life
Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is included in the results of operations in the period of disposition.
We capitalize software development and acquisition costs incurred in connection with developing software for external licensing to clients and internal use. Costs incurred between achievement of technological feasibility and when it is available for general release to our clients is immaterial. Costs incurred to develop the internal-use software are capitalized, while costs incurred for planning the project and for post-implementation training and maintenance are expensed as incurred.
Capitalized software is included in property and equipment in the accompanying Consolidated Balance Sheets. Depreciation expense related to the capitalized software was $1.4 million and $0.1 million for the years ended December 31, 2019 and 2018, respectively, and is included in Depreciation and amortization expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income. The net book value of capitalized software was $11.1 million and $2.9 million as of December 31, 2019 and 2018, respectively.
Deferred Acquisition Consideration
Certain acquisitions include an initial payment at closing and provide for future additional contingent payments. These payments are typically contingent upon the acquired businesses reaching certain profit and/or growth targets. In instances where such contingent payments require sellers’ continuous employment with the Company after the transaction, they are recorded as compensation expense in the Consolidated

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Statements of Operations and Comprehensive Income. The related liability is measured using management’s best estimate of such future payments and is recorded as a deferred acquisition consideration liability in the Consolidated Balance Sheets. At each reporting date, we model each business’ future performance, including revenue growth and free cash flows, to estimate the value of each deferred acquisition consideration liability. Subsequent changes to the liability are recorded in results of operations. When contingent payment arrangements do not require continuous employment, they are initially recorded as purchase consideration at fair value and are subsequently remeasured at fair value at each reporting date with any changes recorded in results of operations.
Goodwill
Goodwill is the result of the excess of the consideration transferred over the fair value of tangible net assets and identifiable intangible assets of businesses acquired.
Goodwill is not amortized, but rather is tested for impairment on an annual basis, as of December 31, or more frequently if events or changes in circumstances indicate potential impairment. Factors that may result in an interim impairment test include but are not limited to a change in identified reporting units, an adverse change in business conditions, a significant adverse change in customer demand or impairment of long-lived assets. If necessary, we reassign goodwill using a relative fair value allocation approach.
Goodwill is first evaluated using a qualitative assessment to determine whether it is more likely than not that the fair value of its reporting unit is less than the carrying amount. If the qualitative assessment indicates that the fair value of the reporting unit may be less than the carrying amount, we conduct a quantitative impairment test of goodwill; otherwise, we conclude that there is no impairment. The quantitative test compares the fair value of the reporting unit to its carrying amount. If the reporting unit’s carrying amount exceeds its fair value, a goodwill impairment charge is recorded for such difference, in an amount not to exceed the total amount of goodwill allocated to the reporting unit.
The Company determines the fair value of its reporting units using a weighted average approach of discounted cash flow analysis, which often includes the use of significant judgments and estimates, and further review recent market available sale transactions of comparable businesses that operate in similar industries to our reporting units. The significant estimates and assumptions include: a) the amount and timing of future cash flows, b) working capital requirements, c) estimation of a long-term growth rate, and d) the determination of an appropriate discount rate. The discount rate utilized in the analysis was based on the reporting unit’s weighted average cost of capital (“WACC”), which takes into account the weighting of each component of capital structure and represents the expected cost of new capital, adjusted as appropriate to consider the risk inherent in future cash flows of the reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment.
Based on the goodwill impairment analysis performed as of December 31, 2019 and 2018, no impairment loss was recorded. There were no accumulated impairment losses related to goodwill as of December 31, 2019 and 2018.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The following tables summarizes goodwill for each of our reportable segments (in thousands):
Reportable Segment	December 31, 2018	Acquisitions	Currency Translation	December 31, 2019
Digital – Marketing	$137,491	$21,992	$1,158	$160,641
Digital – Content	38,623	43,455	1,257	83,335
Research – Technology	23,817	—	—	23,817
Research – Corporate	19,151	—	—	19,151
Communications, Public Affairs & Advocacy	33,258	—	—	33,258
All Other	4,983	—	—	4,983
Total	$257,323	$65,447	$2,415	$325,185

Reportable Segment	December 31, 2017	Acquisitions	Currency Translation	December 31, 2018
Digital – Marketing	$100,782	$36,709	$—	$137,491
Digital – Content	—	38,101	522	38,623
Research – Technology	23,817	—	—	23,817
Research – Corporate	19,151	—	—	19,151
Communications, Public Affairs & Advocacy	17,571	15,687	—	33,258
All Other	4,052	830	101	4,983
Total	$165,373	$91,327	$623	$257,323
Intangible Assets, Net
The Company’s intangible assets include purchased intangible assets with determinable useful lives. These intangible assets consist of customer relationships, tradenames and trademarks, airline relationships, noncompete agreements, advertiser relationships and other intangible assets, and are amortized over their respective useful lives noted below:
Useful Lives
Customer relationships	3 – 15 years
Tradenames and trademarks	5 – 20 years
Airline relationships	4 years
Noncompete agreements	2 – 7 years
Advertiser relationships	3 years
Association relationships	18 years
Recovery of Long-Lived Assets
Long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events or circumstances include a significant adverse change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. In performing this assessment, we consider operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. We calculate the fair value of an asset using discounted future cash flows where observable fair values are not readily determinable. The discount rate applied to these cash flows is based on our WACC, risk adjusted where appropriate, or an alternate discount rate as we deem appropriate.
Assets to be disposed or classified as held for sale at the end of a reporting period are reported at the lower of the carrying amount or fair value, less costs to sell.
As of December 31, 2019, and 2018, we do not believe any long-lived assets were impaired and have not identified any assets as being held for disposal.
Revenue Recognition
Effective January 1, 2018, we adopted the Financial Accounting Standards Board (“FASB”) ASC Topic 606, Revenue from Contracts with Customers, (“ASC 606”). In accordance with ASC 606, we changed certain aspects of our revenue recognition accounting policy as described below. ASC 606 was applied using the modified retrospective method to contracts that were not completed as of January 1, 2018.
The adoption of ASC 606 resulted in a change in our accounting policy for certain third-party costs. After adoption, these third-party costs are included in revenue when we act as a principal for the services rendered in the client arrangement. Under ASC 606, the principal versus agent assessment is based on whether we control the specified goods or services before they are transferred to the customer. Adoption of ASC 606 did not have an impact on the Consolidated Balance Sheet as of January 1, 2018. However, as a result of the adoption of ASC 606, there was an immaterial increase in the amount of third-party costs included in revenue and cost of services sold for the year ended December 31, 2018. This change had no impact on operating income.
Except for the above item, the timing and amount of recognized revenue was not materially impacted by the adoption of ASC 606.
Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration we expect to receive in exchange for those goods or services. Revenue is recognized as our performance obligations are satisfied. Our revenue is primarily derived from the provision of marketing and communications services which includes: Digital, which includes the development of websites and content management systems, execution of performance marketing campaigns, and/or execution of targeted digital advertising; Research, which includes the development and execution of custom consumer surveys as well as reporting on the insights and analytics that will inform a customer’s development of products and/or communication strategies; Communications, public affairs and advocacy, which includes consulting services that manage a marketer’s reputation with the public through traditional media, social media, and in-person engagements; and Digital Content, which includes the creation, production and distribution of media in execution of a customer’s marketing campaigns. Revenue is recorded net of sales, use and value added taxes.
In substantially all our Brands, the performance obligation is to provide marketing and communications services to accomplish the specified engagement with our customer. Our client contracts involve fees based on any one or a combination of the following: an agreed fee for the level of effort expended by our employees; commissions based on the client’s spending for media purchased from third parties or based on the amounts raised for a client’s political campaign; and reimbursement for third-party costs that we are required to include in revenue when we control the vendor services related to these costs and we act as principal. The transaction price of a contract is allocated to each distinct performance obligation based on its relative stand-alone selling price and is recognized as revenue when, or as, the customer receives the benefit of the performance obligation. Clients typically receive and consume the benefit of our services as they are performed. Our client contracts typically provide that we are compensated for services performed to date and allow for cancellation by either party on short notice without penalty.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Many of our contracts consist of a single performance obligation. We do not consider the underlying activities as separate or distinct performance obligations because our services are highly interrelated, and the integration of the various components is essential to our overall promise to our customer. In certain of our client contracts, the performance obligation is a stand-ready obligation because we provide a constant level of similar services over the term of the contract.
Our revenue is predominantly recognized over time, as the services are performed, because the client receives and consumes the benefit of our performance throughout the contract period, or we create an asset with no alternative use and are contractually entitled to payment for our performance to date in the event the client terminates the contract for convenience. For these over time contracts, other than when we have a stand-ready obligation to perform services in the form of a retainer or when we are providing online subscription-based hosted services, revenue is generally recognized over time using input measures that correspond to the level of staff effort expended to satisfy the performance obligation, and to a lesser extent using output measures, such as impressions or ongoing reporting. For client contracts when we have a stand-ready obligation to perform services on an ongoing basis over the life of the contract, where the scope of these arrangements is broad and there are no significant gaps in performing the services, we recognize revenue using a time- based measure resulting in a straight-line revenue recognition. For client contracts when we are providing online subscription-based hosted services, we recognize revenue ratably over the contract term. Occasionally, there may be changes in the client service requirements during the term of a contract and the changes could be significant. These changes are typically negotiated as new contracts covering the additional requirements and the associated costs, as well as additional fees for the incremental work to be performed.
For contracts where the transaction price or a portion of the transaction price is derived from commissions based on a percentage of purchased media from third parties or based on the amounts raised for a client’s political campaign, the performance obligation is not satisfied until the media is run or the fundraising occurs, and we have an enforceable contract providing a right to payment. Accordingly, revenue for commissions is recognized at a point in time, including when it is not subject to cancellation by the client or media vendor.
Some of our client arrangements include variable consideration provisions, primarily related to certain commissions. Variable consideration for Brands that provide media services is recorded to revenue when earned, typically when the media is run.
Principal vs. Agent Considerations
In many of our Brands, we incur third-party costs on behalf of clients, including direct costs and incidental, or out-of-pocket costs. Third-party direct costs incurred in connection with the delivery of marketing and communication services primarily include purchased media, studio production services, specialized talent, including artists and other freelance labor, market research and third- party data and other related expenditures. Out-of-pocket costs primarily include transportation, hotel, meals and telecommunication charges incurred by us in the course of providing our services. Billings related to out-of-pocket costs are included in revenue since we control the goods or services prior to delivery to the client.
However, the inclusion of billings related to third-party direct costs in revenue depends on whether we act as a principal or as an agent in the client arrangement. In certain of our Brands, such as where we provide media planning and buying services, we act as an agent and arrange, at the client’s direction, for third parties to perform certain services. In these cases, we do not control the goods or services prior to the transfer to the client. As a result, revenue is recorded net of these costs, equal to the amount retained for our fee or commission.
In certain Brands the delivery of our service to our customer requires us to utilize certain third-party services, such as production services and data costs. In these situations, we control these third-party services before they are transferred to the client and we are responsible for providing the service, or we are responsible for directing and integrating third-party vendors to fulfill our performance obligation at the agreed upon contractual price. This also includes the execution of targeted digital advertising campaigns because we control the advertising inventory before it is transferred to our clients, we bear sole responsibility

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
for fulfillment of the advertising promise, and we have full discretion in establishing prices. When we act as principal, we include billable amounts related to third-party costs in the transaction price and record revenue at the gross amount billed, including out-of-pocket costs, consistent with the manner that we recognize revenue for the underlying services contract.
Cost of Services Sold
Cost of services sold primarily consists of staff costs that are directly attributable to our client engagements, as well as third-party direct costs of production and delivery of our services to our clients. Cost of services sold does not include depreciation, amortization, and other office and general expenses that are not directly attributable to our client engagements.
Advertising
All advertising costs are expensed as incurred. Advertising expense, which is included in office and general expenses in the Consolidated Statements of Operations and Comprehensive Income, totaled $8.9 million and $4.9 million for the years ended December 31, 2019 and 2018, respectively.
Debt Issuance Costs
Debt issuance costs represent the costs incurred in connection with credit agreements, which are described in Note 13 — Long-Term Debt, and are amortized over the term of the related debt on the effective interest method. The revolver and term loans are presented net of debt issuance costs on the Consolidated Balance Sheets as of December 31, 2019 and 2018. No term loans existed as of December 31, 2019.
Income Taxes
On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (“the Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including but not limited to a reduction in U.S. federal corporate tax rate from 35% to 21%, effective for tax years beginning after December 31, 2017 and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings. The Company has assessed the applicability of the Tax Act and determined there is no material impact.
The Company is a limited liability company classified as a disregarded entity for U.S. federal income tax purposes. As such, we are not subject to taxes from a U.S. federal income tax perspective. Rather, federal taxable income or loss is included in the federal income tax return of our Member. The provision for income taxes recorded in the Consolidated Statements of Operations and Comprehensive Income includes U.S. federal and state income taxes for certain of our corporations and foreign taxes for our foreign subsidiaries.
Income taxes are accounted for in accordance with ASC 740, Income Taxes (“ASC 740”). Following this method, deferred tax assets and liabilities are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the year in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in the period that such tax rate changes are enacted. A valuation allowance on deferred tax assets is recorded if, based on the available evidence, it is “more likely than not” that some portion or all deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient taxable income during the carryback or carryforward periods applicable in each stated tax jurisdiction. In assessing the realizability of deferred tax assets, we consider both positive and negative evidence. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. We present net deferred tax assets and liabilities as noncurrent in our Consolidated Balance Sheets.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Other (Expense) Income
Other (expense) income consists of changes in fair value of previously held equity interests which are required to be remeasured as part of step acquisitions. Other (expense) income also includes changes in the fair value of call and put options at each reporting date.
Foreign Currency Translation Adjustments
The functional currency of our foreign operations is generally their respective local currency. For reporting purposes assets and liabilities, as well as results of our foreign operations were translated into the reporting currency, U.S. Dollar, as follows: Assets and liabilities are translated at the spot exchange rates in effect at the balance sheet date, revenues and expenses are translated at the average exchange rates during the period presented and equity, exclusive of net income for the period, is translated at the historical exchange rates. The resulting translation adjustments are recorded directly in equity. Foreign exchange gains or losses arising from transactions denominated in currencies other than the functional currency are recorded in office and general expenses in our Consolidated Statements of Operations and Comprehensive Income. This also includes any gains and losses on intercompany balances with foreign subsidiaries denominated in foreign currencies. These gains and losses are not eliminated and are included in the results of operations.
Derivatives and Hedging Instruments
The Company manages its exposure to interest rate risk through various strategies, including the use of derivative financial instruments, which are recorded on our Consolidated Balance Sheets at fair value, with changes in its fair value being recorded in Other comprehensive income, net of taxes on our Statements of Operations and Comprehensive Income. We use interest rate swaps to manage our interest expense and structure our long-term debt portfolio to achieve a blend between fixed and floating rate debt. We do not use derivatives for trading or speculative purposes.
Recently Adopted Accounting Pronouncements
Business Combinations
Effective January 1, 2019, we adopted Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”). Adoption of the standard had no material impact on our consolidated financial statements.
We account for our business combinations using the acquisition accounting method, which requires us to assign the purchase price paid to acquire assets or stock of a business to the identifiable net assets acquired and any noncontrolling interest based on their estimated fair values at the acquisition date.
For each acquisition, the Company undertakes a detailed review to identify other intangible assets and a valuation is performed for all such identified assets. The Company uses several market participant measurements to determine the estimated acquisition date fair value. This approach includes consideration of similar and recent transactions, information obtained during our pre- acquisition due diligence, as well as utilizing discounted expected cash flow methodologies. A substantial portion of the intangible assets value that the Company acquires is the specialized know- how of the workforce, which is treated as part of goodwill and is not required to be valued separately. Most of the value of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, as well as tradenames and trademarks.
Acquisition-related costs, including advisory, legal, accounting, valuation and other costs are expensed as incurred.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Leases
The Company has various rental agreements in place to lease office space, with several of these leases containing annual rate escalations. Rent payments for our leases are charged to rent expense on a straight-line basis over the term of the lease if the lease contains defined escalation clauses and/or rent abatements.
Effective January 1, 2019, we adopted the new accounting guidance in ASC Topic 842, Leases (“ASC 842”), including all related ASUs, using the modified retrospective transition method. As such, we have recognized a right-of-use-asset and a corresponding lease liability on our Consolidated Balance Sheets for all leases with a term of more than twelve months. Comparative prior periods have not been adjusted and continue to be reported under ASC 840, Leases.
As an accounting policy, we have elected not to apply the recognition requirements to short-term leases and elected the practical expedient not to separate non-lease components from lease components for the real estate leases where the Company is a lessee and lessor which comprises majority of the Company’s leases. We also elected to apply the package of practical expedients available for existing contracts which allowed us to carry forward our historical assessments of: (1) whether a contract is or contains a lease, (2) the classification of existing leases, and (3) whether previously capitalized costs continue to qualify as initial indirect costs.
The adoption of ASC 842 resulted in the recognition, on January 1, 2019, of a lease liability of $78.9 million, including a current portion of $12.4 million, which represents the present value of the remaining lease payments, and a right-of-use lease asset of 67.8 million, which represents the lease liability, offset by adjustments such as initial direct costs, prepaid lease payments, and lease incentives, when applicable.
Other
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825- 10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which makes amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. ASU 2016-01 significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within fiscal years beginning after December 15, 2019. We adopted ASU 2016-01 for the fiscal year ended December 31, 2019. The adoption of this standard had no material impact on our consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments which amends ASC 230 Statement of Cash Flows (“ASU 2016-15”). The amendments apply to all entities that are required to present a statement of cash flows. The amendments provide guidance on how certain cash receipts and cash payments should be classified on the statement of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted, and the amendments should be applied retrospectively. We adopted ASU 2016-15 for the fiscal year ended December 31, 2019. Adoption of the standard had no material impact on cash from or used in operating, financing, or investing on our Consolidated Statements of Cash Flows.
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350) (“ASU” 2017-04”) that simplifies the subsequent measurement of goodwill by eliminating Step 2 from the current goodwill impairment test in the event that there is evidence of an impairment based on qualitative or quantitative assessments. ASU 2017-04 does not change how the goodwill impairment is identified, and we will continue to perform a qualitative assessment annually. ASU 2017-04 is effective for public entities with annual or interim impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
We adopted ASU 2017-04 for the fiscal year ended December 31, 2019. Adoption of the standard had no material impact on our consolidated financial statements.
Recently Issued Accounting Pronouncements not yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset within the scope of Topics 960 through 965 on plan accounting. This amended guidance is effective beginning January 1, 2021. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The standard aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. This amended guidance is effective beginning January 1, 2020. Entities can adopt the standard prospectively to eligible costs incurred on or after the date the standard is first applied or retrospectively. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018- 13”). This new guidance is effective on January 1, 2020, with early adoption permitted, and modifies the disclosure requirements on fair value measurements. Public entities will be required to disclose the following: (i) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (ii) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. In addition, public entities will no longer be required to disclose the following: (i) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) the policy for timing of transfers between levels and (iii) the valuation processes for Level 3 fair value measurements. The new pronouncement also clarifies and modifies certain existing provisions, including eliminating “at a minimum” from the phrase “an entity shall disclose at a minimum” to promote the appropriate exercise of discretion by entities when considering fair value measurement disclosures and clarifying that materiality is an appropriate consideration when evaluating disclosure requirements. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740) (“ASU 2019-12”). The update removes certain exceptions to the general principles in Topic 740 and simplifies accounting for income taxes in certain areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for annual and interim reporting periods beginning after December 15, 2020. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In January 2020, the FASB issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323 and Topic 815, which clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the fair value measurement alternative. The ASU will be effective

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In April 2020, the FASB issued a question and answer document, Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic, which focused on the application of lease accounting guidance to lease concessions provided as a result of the COVID-19 global pandemic. Under existing lease guidance, the entity would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant, which would be accounted for under the lease modification framework, or if a lease concession was under the enforceable rights and obligations that existed in the original lease, which would be accounted for outside the lease modification framework. Entities can elect to not evaluate whether certain concessions provided by lessors to mitigate the effects of COVID-19 on lessees are lease modifications. Entities that make this election can then elect to apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
3.
Revenue

Effective January 1, 2018, the Company adopted ASC 606. The Company’s revenue recognition policies are established in accordance with the Revenue Recognition topics of ASC 606, and accordingly, we recognize revenue when we determine our customer obtains control of promised services, in an amount that reflects the consideration which we expect to receive in exchange for those services. Refer to Note 2 — Summary of Significant Accounting Policies for additional information regarding the Company’s adoption of ASC 606.
Our revenue is primarily derived from the provision of marketing and communications services which includes digital, research, marketing communications, and content.
Disaggregated Revenue
Certain clients may engage with the Company in various geographic locations, across multiple disciplines, and through multiple Brands. We have historically focused on regions in North America, the largest market for our services globally. We have also continued to expand our global footprint to support clients looking for assistance with growing their businesses in new markets and regions, or through strategic acquisitions in offshore businesses. Our Brands are principally located in the United States and the United Kingdom, with operations in an additional 17 countries around the world.
The following table presents revenue disaggregated by geography (in thousands):
	Years ended December 31,
	2019	2018
Country:
United States	$504,818	$360,802
United Kingdom	25,873	18,266
All other (each country individually less than 5% of total revenue)	97,975	47,364
Total Revenue	$628,666	$426,432
Contract Assets and Contract Liabilities
Timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets consist of fees and reimbursable outside vendor costs incurred on behalf of clients. Unbilled service fees were $31.0 million and $23.5 million as of December 31, 2019 and December 31, 2018, respectively, and are included in Accounts receivable, net on the Consolidated Balance Sheets. Outside vendor costs incurred on

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
behalf of clients which have yet to be invoiced were $21.1 million and $20.1 million as of December 31, 2019 and December 31, 2018, respectively, and are included on the Consolidated Balance Sheets as Expenditures billable to clients. Such amounts are invoiced to clients at various times over the course of providing services.
Contract liabilities consists of fees billed to customers in excess of fees recognized as revenue, are expected to be collected from the customer, and we have a remaining performance obligation to fulfil. Contract liabilities, included in Advanced billings on our Consolidated Balance Sheets, were $57.9 million and $19.1 million as of December 31, 2019 and 2018, respectively. The increase in our contract liabilities of $38.8 million for the year ended December 31, 2019 is primarily due to the acquisition of Multi-View Holdings, Inc. Refer to Note 6 — Acquisitions for further information. Further, there were no material balances included in the contract liability balances as of January 1, 2018 and December 31, 2018 that were not recognized as revenue for the years ended December 31, 2018 and 2019, respectively.
Changes in Expenditures billable to clients and Advanced billings for the years ended December 31, 2019 and December 31, 2018 were not materially impacted by write offs, impairment losses or any other factors.
In certain arrangements, we purchase media we do not control on behalf of our customers as their agent or pay other third parties on behalf of our customers for services that we do not control. We do not include in revenue the amounts we bill to customers related to such third parties, and do not consider these amounts to be contract liabilities. As of December 31, 2019, and 2018, we had $0.4 million and $0.6 million, respectively, included in Advanced billings, with an amount in equal value included in Accounts receivable, net, on our Consolidated Balance Sheets.
As part of the adoption of ASC 606, the Company applied the practical expedient to not disclose information about remaining performance obligations that have original expected durations of one year or less. Most of our contracts are for periods of one year or less. For those contracts with a term of more than one year, we had approximately $11.8 million of unsatisfied performance obligations as of December 31, 2019, of which we expect to recognize approximately 66% in 2020, and 34% in the periods after December 31, 2020.
4.
Leases

Effective January 1, 2019, the Company adopted ASC 842. As a result, comparative prior periods have not been adjusted and continue to be reported under ASC 840. Refer to Note 2 — Summary of Significant Accounting Policies for additional information regarding the Company’s adoption of ASC 842. The policies described herein refer to those in effect as of January 1, 2019.
Lessee
The Company leases office space in North America, Europe, Asia, South America, and Australia. This space is primarily used for office and administrative purposes by the Company’s employees in performing professional services. These leases are classified as operating leases and expire between years 2020 through 2031. The Company’s finance leases are immaterial.
The Company’s leasing policies are established in accordance with ASC 842, and accordingly, the Company recognizes on the balance sheet at the time of lease commencement a right-of-use lease asset and a lease liability, initially measured at the present value of the lease payments. Right-of- use lease assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. All right-of-use lease assets are reviewed for impairment. As the Company’s implicit rate in its leases is not readily determinable, in determining the present value of lease payments, the Company uses its incremental borrowing rate based on the information available at the commencement date. Lease payments included in the measurement of the lease liability are comprised of noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
reasonably certain the lease will not be terminated early. There were no impairment losses related to right-of-use lease assets for the year ended December 31, 2019.
Lease costs are recognized in the Consolidated Statements of Operations and Comprehensive Income over the lease term on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the lesser of the term of the related lease or the estimated useful life of the asset.
Some of the Company’s leases contain variable lease payments for utilities, insurance, real estate tax, repairs and maintenance, and other variable operating expenses. Such amounts are not included in the measurement of the lease liability and are recognized in the period when the variable lease payments occur. The Company has no leases that contain variable lease payments based on an index or rate.
The Company’s leases include options to extend or renew the lease through 2035. The renewal and extension options are not included in the lease term as the Company is not reasonably certain that it will exercise its option.
As of December 31, 2019, the Company has entered into two operating leases for which the commencement date has not yet occurred as the space is being prepared for occupancy by the landlord. Accordingly, these leases represent an obligation of the Company that is not on the Consolidated Balance Sheet as of December 31, 2019. The aggregate future liability related to these leases is approximately $1.9 million.
The discount rate used for leases accounted for under ASC 842 is the Company’s collateralized credit adjusted borrowing rate.
The following table presents lease costs and other quantitative information (in thousands):
Year ended December 31, 2019
Lease cost:
Operating lease costs	$22,201
Short-term lease costs	2,274
Variable lease costs	3,965
Sublease rental income	(2,985)
Total lease costs	$25,455
Additional information:
Cash paid for amounts included in the measurement of lease liabilities for operating leases
Operating cash flows	$19,203
Right-of-use assets obtained in exchange for operating lease liabilities	$20,042
Weighted average remaining lease term – Operating leases	5.01 years
Weighted average discount rate – Operating leases	4.17%
Operating lease expense is included in office and general expenses in the Consolidated Statements of Operations and Comprehensive Income. The Company’s lease expense for leases with a term of 12 months or less is immaterial.
Rental expense for the year ended December 31, 2018 was $14.6 million, including $2.9 million of variable lease costs, offset by $1.8 million in sublease rental income.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The following table presents minimum future rental payments under the Company’s leases, and a reconciliation to the corresponding lease liability as of December 31, 2019 (in thousands):
Maturity Analysis
2020	$20,599
2021	21,602
2022	16,630
2023	16,885
2024	9,524
2025 and thereafter	11,907
Total	97,147
Less: Present value discount	(12,196)
Operating lease liability	$84,951
Lessor
From time to time, the Company enters into sublease arrangements both with unrelated third parties and with our partner agencies. These leases are classified as operating leases and expire between 2020 through 2023. Sublease income is recognized over the lease term on a straight-line basis. Currently, the Company subleases office space in North America and Europe. The Company elected to apply the practical expedient to combine lease and non-lease components to the lessor contracts.
The following table presents minimum future rental payments due to be received under the Company’s leases where it is a lessor (in thousands):
Maturity Analysis
2020	$4,177
2021	4,191
2022	2,505
2023	54
$10,927

5.
Common Control Acquisition

On April 3, 2018, RepDef Holdings LLC, a wholly owned subsidiary of the Fund, purchased 100% of the issued and outstanding stock in ReputationDefender LLC, a Delaware limited liability company. The acquisition by RepDef Holdings LLC was treated as a business combination and accounted for using the acquisition accounting method. The total consideration included a promissory note to the seller of $4.0 million, payable in four equal installments, with the final payment due on April 3, 2020. As of December 31, 2019, and 2018, respectively, we had $1.0 million included in Other current liabilities on our Consolidated Balance Sheets, and as of December 31, 2018, we had $2.0 million included in Other noncurrent liabilities on our Consolidated Balance Sheet related to the remaining payments on the promissory note. Transaction costs incurred and expensed on the acquisition were immaterial.
On September 30, 2020, the Fund contributed 100% of the assets and liabilities of Reputation Defender for nominal consideration to a wholly owned subsidiary of the Company. In accordance with ASC 805: Business Combinations (“ASC 805”), the contribution is accounted for as a transaction among entities under common control due to the Fund controlling both the Company and Reputation Defender. As a result, the assets acquired and liabilities assumed are included in the Company’s consolidated financial statements

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
at the Stagwell Group’s carry-over basis in the Reputation Defender business which are presented in the table below, and are recorded in the Company’s consolidated financial statements as of the earliest date of the periods presented, or April 3, 2018, the date upon which the Fund acquired Reputation Defender.
The contribution of the Reputation Defender business is included in the results of our All Other reportable segment.
The following table presents the fair value of the assets acquired and liabilities assumed as of the date of the acquisition (in thousands):
April 3, 2018
Accounts receivable and other current assets	$1,546
Tradenames and trademarks	3,500
Customer relationships	5,600
Property, plant and equipment and other noncurrent assets	20
Advanced billings	(3,176)
Accounts payable and other current liabilities	(776)
Goodwill	830
Total net assets acquired	$7,544
The acquired finite-lived intangible assets of Reputation Defender consist of tradenames and trademarks and customer relationships, with useful lives of ten and three years, respectively.
6.
Acquisitions

We completed three and four business acquisitions during 2019 and 2018, respectively. For certain of these acquisitions the Fund completed the business acquisition and contributed the net assets to the Company. The results of each acquired business are included in our results of operations from the acquisition date.
2019 Acquisitions
On January 2, 2019, we acquired 100% of the issued and outstanding stock of Rhythm Interactive, Inc. (“Rhythm”), a corporation headquartered in Irvine, California, which develops web and mobile applications, as well as designs, develops and builds digital infrastructures. We are obligated to make yearly earn-out payments up to $1.2 million per year to the sellers through the year ending December 31, 2023 provided that Rhythm meets minimum financial targets. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination since it is dependent upon the sellers remaining employed by the Company during the earnout period. Rhythm is included in our Code and Theory Brand, which is part of our Digital — Marketing reportable segment.
On April 8, 2019, we acquired 100% of the issued and outstanding stock of Multi-View Holdings, Inc., (“Multi-View”). Cash consideration for the acquisition was paid by the Fund and accounted for as a non-cash contribution for the purposes of the Consolidated Statement of Cash Flows. The Fund also contributed $18.0 million of debt to the Company that it incurred in relation to the Multi-View acquisition. Multi-View is a business-to-business marketing agency that leverages partnerships with trade associations across market verticals to deliver targeted programmatic display advertising and other digital advertising solutions, headquartered in Dallas, Texas. Multi-View is included in our Digital — Content reportable segment.
On December 8, 2019, we acquired 100% of the issued and outstanding stock of The Search Agency, Inc. (“TSA”). Cash consideration for the acquisition was paid by the Fund and accounted for as a non-cash contribution for the purposes of the Consolidated Statement of Cash Flows. TSA is a global brand performance marketing agency headquartered in Los Angeles, California, that offers multi- channel

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
marketing solutions. The Search Agency, Inc. is now operating under the ForwardPMX brand, which is included in our Digital — Marketing reportable segment.
The following table summarizes the purchase price as of the date of each acquisition (in thousands):
2019
Name	Purchase Price
Rhythm	$5,818
Multi-View	44,621
TSA	27,900
$78,339
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of each acquisition (in thousands):
	2019
	Rhythm	Multi-View	TSA	Total
Cash and cash equivalents	$453	$2,020	$1,268	$3,741
Accounts receivable and other current assets	869	6,648	5,251	12,768
Developed technology	—	3,379	—	3,379
Intangible assets	4,240	31,900	11,720	47,860
Property, plant and equipment and other noncurrent assets	28	1,426	582	2,036
Right-of-use assets – operating leases	—	10,562	1,816	12,378
Accounts payable and other current liabilities	(1,097)	(10,991)	(11,338)	(23,426)
Advance billings	—	(23,600)	—	(23,600)
Operating lease liabilities	—	(10,562)	(1,816)	(12,378)
Other noncurrent liabilities	—	(9,616)	—	(9,616)
Goodwill	1,325	43,455	20,417	65,197
Total net assets acquired	$5,818	$44,621	$27,900	$78,339
The following table reports the fair value of intangible assets acquired, including the corresponding weighted average amortization periods, as of the date of each acquisition (in thousands, except years):
	2019
	Weighted Average Amortization Period	Rhythm	Multi-View	TSA	Total
Customer	6 – 10 years	$3,400	$12,800	$11,500	$27,700
Noncompete arrangements	7 years	640	—	—	640
Association	18 years	—	11,500	—	11,500
Tradenames and trademarks	10 – 13 years	200	7,600	—	7,800
Other	3 years	—	—	220	220
Total		$4,240	$31,900	$11,720	$47,860

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The following table summarizes the total revenue and net loss included in the Consolidated Statement of Operations and Comprehensive Income from the date of each acquisition (in thousands):
Year ended December 31, 2019
Revenue	$61,758
Net loss	(1,311)
Pro Forma Financial Information (Unaudited)
The unaudited pro forma information for the periods set forth below gives effect to the 2019 acquisitions as if they had occurred as of January 1, 2018. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time (in thousands):
	Years ended December 31,
	2019	2018
Revenue	$684,207	$539,504
Net income	18,082	22,080
2018 Acquisitions
On September 26, 2018, we acquired 85.5% of the issued and outstanding stock of Volanti Media (Holdings) Ltd (“INK”), a travel media publishing and technology agency headquartered in London, United Kingdom, through a newly formed entity — Travel Content Ltd. (“TCL”). Total consideration also included the assumption of $18.4 million of debt. Fair value of noncontrolling interest at the date of the acquisition was valued at zero. As part of the transaction, former management of INK received equity instruments in TCL. Due to certain restrictive provisions embedded in these equity instruments, they are deemed to be a compensation arrangement and not part of consideration transferred in a business combination. These equity instruments vest upon a change in control event, as defined in the stock purchase agreement, and therefore no compensation expense was recorded in the Consolidated Statements of Operations and Comprehensive Income related to these awards.
The Company is obligated to repay the nominal value of equity instruments to their holders in case of their departure from the Company and a related liability in the amount of $5.2 million was recorded in Other current liabilities in the Consolidated Balance Sheets as of December 31, 2019 and 2018. INK is included in our Digital — Content reportable segment.
We acquired an additional 47.6% of common units through transactions on October 1, 2018 and November 6, 2018, of MMI Agency LLC (“MMI”), a media innovation agency headquartered in Houston, Texas. As a result of these transactions, we owned 77.4% of the issued and outstanding equity in MMI as of December 31, 2018. Cash consideration was paid by the Fund and accounted for as a non-cash transaction for the purposes of the Consolidated Statements of Cash Flows. We accounted for this transaction as a step acquisition. Our previous investment in MMI, which was accounted for as an equity method investment, and related call and put options, which had a fair value of $8.9 million as of the acquisition date, were remeasured to fair value and as a result a gain of $3.0 million was recorded in other (expense) income in the Consolidated Statements of Operations and Comprehensive Income. Consideration included a pre-acquisition loan of $1.8 million and the transaction was also financed with a $3.0 million promissory note held by the seller. MMI is included in our Digital — Marketing reportable segment.
On October 31, 2018, we acquired an additional 31% equity interest in Targeted Victory LLC (“Targeted Victory”), a full-service strategy and marketing agency headquartered in Arlington, Virginia. As a result of this transaction, we own 51% of the issued and outstanding equity in Targeted Victory as of December 31,

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
2018. We accounted for this transaction as a step acquisition in 2018. Our previous investment in Targeted Victory, which was accounted for as an equity method investment, and related call options were remeasured to fair value and as a result a gain of $6.8 million was recorded in other (expense) income in the Consolidated Statements of Operations and Comprehensive Income. Targeted Victory is included in our Communications, Public Affairs and Advocacy reportable segment.
On December 12, 2018, we acquired an additional 43.5% of common units of Stagwell Technologies Inc. (“StagTech”), a digital innovation agency headquartered in Toronto, Canada. As a result of this transaction, we own 56% of the issued and outstanding shares of StagTech. Cash consideration was paid by the Fund and accounted for as a non-cash transaction for the purposes of the Consolidated Statements of Cash Flows. We accounted for this transaction as a step acquisition. Our previous investment in StagTech, which was accounted for as an equity method investment, and related call options were remeasured to fair value and as a result, a gain of $0.8 million was recorded in other (expense) income in the Consolidated Statements of Operations and Comprehensive Income. StagTech is included in our Digital — Marketing reportable segment.
The following table summarizes the purchase price as of the date of each acquisition (in thousands):
	2018
Name	Cash paid	Fair value of previously held equity and options	Other consideration	Fair Value of NCI	Total
INK	$33,828	$—	$18,430	$—	$52,258
MMI	—	8,940	4,835	168	13,943
Targeted Victory	9,125	10,176	—	18,544	37,845
StagTech	12,000	4,468	—	12,800	29,268
	$54,953	$23,584	$23,265	$31,512	$133,314
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of each acquisition (in thousands):
	2018
	INK	MMI	Targeted Victory	StagTech	Total
Cash and cash equivalents	$5,885	$2,546	$6,395	$7	$14,833
Accounts receivable and other current assets	14,945	4,324	17,139	2,572	38,980
Developed technology	—	—	—	2,000	2,000
Intangible assets	28,525	3,900	13,900	—	46,325
Property, plant and equipment and other noncurrent assets	1,892	—	494	—	2,386
Accounts payable and other current liabilities	(32,045)	(7,709)	(15,770)	(1,138)	(56,662)
Deferred income tax liability, net	(5,045)	—	—	—	(5,045)
Goodwill	38,101	10,882	15,687	25,827	90,497
Total net assets acquired	$52,258	$13,943	$37,845	$29,268	$133,314

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The following table reports the fair value of intangible assets acquired, and the corresponding weighted average amortization periods, as of the date of each acquisition (in thousands, except years):
	2018
	Weighted Average Amortization Period	INK	MMI	Targeted Victory	Total
Customer	8 – 10 years	$—	$800	$9,400	$10,200
Noncompete arrangements	5 years	—	500	—	500
Airline	4 years	11,568	—	—	11,568
Advertiser relationships	3 years	1,840	—	—	1,840
Tradenames and trademarks	10 – 20 years	15,117	2,600	4,500	22,217
Total		$28,525	$3,900	$13,900	$46,325
Various models were used in valuing intangible assets acquired for the years ended December 31, 2019, and 2018. Our models include several variables including, but not limited to, an estimate for the projected revenues and a discount rate applied to those estimated cash flows. The relief-from- royalty model also includes the estimates of the royalty rate that a market participant might assume. The determination of the discount rate was based on a cost of equity model, using a risk-free rate, adjusted by a stock beta-adjusted risk premium and a size premium.
Goodwill recognized was not deductible for income tax purposes for the years ended December 31, 2019 and 2018 and is due to the sizable skilled workforces acquired and considerable buyer-specific synergies expected as a result of the acquisitions.
We incurred $2.8 million and $0.6 million in transaction costs for the years ended December 31, 2019 and 2018, respectively, which are included in office and general expenses in our Consolidated Statements of Operations and Comprehensive Income.
The following table summarizes the total revenue and net loss included in the Consolidated Statement of Operations and Comprehensive Income from the date of each acquisition (in thousands):
Year ended December 31, 2018
Revenue	$35,830
Net loss	(2,510)
Pro Forma Financial Information (Unaudited)
The unaudited pro forma information for the periods set forth below gives effect to the 2018 acquisitions as if they had occurred as of January 1, 2018. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time (in thousands):
Year ended December 31, 2018
Revenue	$550,787
Net income	33,687

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
7.
Accounts Receivable, Net

Accounts receivable, net consisted of the following (in thousands):
	December 31, 2019	December 31, 2018
Trade receivables	$168,039	$120,957
Unbilled receivables	30,976	23,490
Related party receivables	273	3,647
Total accounts receivable	199,288	148,094
Less: Allowance for doubtful accounts	(2,777)	(2,417)
Total accounts receivable, net	$196,511	$145,677
The provision for bad debts recognized was $1.0 million and $0.3 million for the years ended December 31, 2019 and 2018, respectively, and is included in office and general expenses in our Consolidated Statements of Operations and Comprehensive Income.
8.
Investments

Investments consisted of the following (in thousands):
	December 31, 2019	December 31, 2018
Finn Partners
Preferred shares	$16,589	$14,427
Call option	505	505
Wolfgang
Equity interest	1,805	1,963
Call option	—	23
Other equity interest	—	350
Total investments	$18,899	$17,268
Equity interest is primarily comprised of a 20% interest in Wolfgang LLC (“Wolfgang”), where the Company concluded it has significant influence. This investment is accounted for as an equity method investment.
Preferred shares investment is comprised of the Company’s interest in Series B preferred shares of Finn Partners. These preferred shares have a cost basis of $10.0 million and accrue non-cash dividends at a simple rate of 6% annually on a cost basis. They are redeemable to cash in the amount of cost-plus accrued interest any time after February 28, 2021 or upon a liquidation event. These preferred shares also may be converted to common shares of Finn Partners at any time until February 28, 2021 using a conversion ratio of 1% per $1.0 million of preferred shares held including accrued dividends. The conversion feature was not bifurcated and is clearly and closely related to the host instrument, preferred shares. Management determined that these preferred shares are a debt-like financial instrument and should be accounted for as available-for-sale securities at their fair market value at each reporting period.
Call options represent the Company’s right to purchase additional equity interests in Wolfgang and Finn Partners during a certain pre-determined time horizon. Management accounts for them at fair value at each reporting date.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
9.
Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):
	December 31, 2019	December 31, 2018
Leasehold improvements	$20,361	$15,880
Capitalized software	12,507	2,987
Furniture and fixtures	3,805	2,382
Computer equipment and software	15,426	10,227
Total cost	52,099	31,476
Less: Accumulated depreciation	(19,528)	(8,487)
Total property and equipment, net	$32,571	$22,989
Depreciation expense, which is included in Depreciation and amortization expense on the Consolidated Statements of Operations and Comprehensive Income, totaled $7.4 million and $4.4 million for the years ended December 31, 2019 and 2018, respectively.
10.
Intangible Assets, Net

Intangible assets, net consisted of the following (in thousands):
	December 31, 2019
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	10	$114,070	$(32,117)	$81,953
Tradenames and trademarks	16	114,663	(21,961)	92,702
Advertiser relationships	3	1,837	(765)	1,072
Airline relationships	4	11,544	(3,607)	7,937
Association relationships	18	11,500	(467)	11,033
Noncompete arrangements	4	3,952	(2,505)	1,447
Other	3	1,745	(1,322)	423
Total		$259,311	$(62,744)	$196,567

	December 31, 2018
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	10	$99,813	$(21,378)	$78,435
Tradenames and trademarks	16	91,912	(10,391)	81,521
Advertiser relationships	3	2,094	(164)	1,930
Airline relationships	4	10,964	(669)	10,295
Noncompete arrangements	4	2,746	(1,403)	1,343
Other	8	1,702	(654)	1,048
Total		$209,231	$(34,659)	$174,572

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The Company recognized amortization of $28.3 million and $17.4 million for the years ended December 31, 2019 and 2018, respectively, which is included in Depreciation and amortization expense in the Consolidated Statements of Operations and Comprehensive Income. There were no impairment losses related to intangible assets for the years ended December 31, 2019 and 2018.
The table below reflects our estimate of future amortization of these intangible assets as of December 31, 2019 (in thousands):
Amortization
2020	$28,631
2021	27,114
2022	24,788
2023	20,429
2024	17,301
2025 and thereafter	78,304
Total	$196,567

11.
Accruals and other liabilities

Accruals and other liabilities consisted of the following (in thousands):
	December 31, 2019	December 31, 2018
Accrued expenses	$34,137	$28,891
Accrued salaries and related expenses	26,465	21,217
Other current liabilities	7,911	11,364
Total accruals and other liabilities	$68,513	$61,472

12.
Guarantees, Commitments and Contingencies

Guarantees
In the ordinary course of business, the Company may enter into long-term, non-cancellable contracts with partner associations that include revenue or profit sharing guarantees related to the provision of our services. These contracts may also include provisions that require the partner associations to meet certain performance targets prior to any obligation to the Company. We account for guarantees in accordance with ASC 460, Guarantees.
The table below provides the estimated future minimum obligations under non-cancellable agreements as of December 31, 2019 (in thousands):
Maturity Analysis
2020	$13,528
2021	15,659
2022	15,326
2023	12,667
2024	8,967
$66,147

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Legal Proceedings
Currently, and from time to time, the Company and its businesses are involved in litigation incidental to the conduct of its business. We are currently neither party to any lawsuit nor proceeding that, in our opinion, is likely to have a material adverse effect on our financial position, results of operations, or cash flows.
Deferred Acquisition Consideration
SKDKnickerbocker LLC (“SKDK”)
On September 22, 2015, SKDK entered into an Asset Purchase Agreement (the “Agreement”). Pursuant to the Agreement, SKDK sellers are entitled to a contingent payment based on achievement of certain financial performance, which is payable between May 2018 and May 2020, and is also dependent upon the seller’s continued employment during the earn-out period, which ends April 1, 2020. As such, we determined this contingent payment should be treated as compensation. The deferred acquisition consideration excludes a payment of $5.0 million that is considered contingent consideration.
In addition to the purchase price, there is a provision in the Agreement for a special bonus, which is payable upon meeting certain financial milestones. The total amount of special bonus pool available to be paid out is $7.5 million. The impact of this special bonus pool on the deferred acquisition consideration was a $1.3 million and $0.5 million increase for the years ended December 31, 2019 and 2018, respectively.
The following table summarizes the liability and expense recognized related to SKDK’s deferred acquisition consideration (in thousands):
	2019	2018
Balance as of January 1,	$48,885	$27,376
Expense	15,460	31,509
Payment of advance earn-out	—	(10,000)
Balance as of December 31,	$64,345	$48,885
The Company recorded this liability as deferred acquisition consideration in the Consolidated Balance Sheets as of December 31, 2019 and 2018, respectively, and a corresponding expense in office and general expenses within the Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2019 and 2018, respectively. Expense was recorded using a systematic method which matches the formulas of the specific earnout periods of the Agreement. The maximum deferred acquisition consideration liability to the Company is $64.3 million.
Scout Marketing LLC (“Scout”)
On April 19, 2017, as part of its acquisition, Scout agreed to a deferred acquisition consideration arrangement with the former principals of the Seller to be paid in three installments within 150 days of December 31, 2018, 2020 and 2021, respectively. This compensation arrangement is contingent on the principals’ continued employment with Scout and adherence to noncompete arrangements through each respective distribution date. The amounts to be distributed are stipulated in the purchase agreement and are based upon certain financial performance measures of Scout from the period January 1, 2017 through December 31, 2021.
The Company determines the amount of deferred acquisition consideration expense and the related deferred acquisition consideration liability on a systematic method which matches the formulas of the specific earnout periods of the original Scout purchase agreement. As of and for the years ended December 31, 2019 and 2018, the financial performance measures of Scout were determined not to be met, and accordingly we recorded no deferred acquisition consideration liability on the Consolidated Balance Sheets and no related compensation expense in the Consolidated Statements of Operations and Comprehensive Income, related to the Scout arrangement. The maximum deferred acquisition consideration to be expensed is $38.4 million.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
MediaCurrent Interactive Solutions LLC (“MediaCurrent”)
The Company incurred an obligation to make contingent earn-out payments to the former shareholders of MediaCurrent Interactive Solutions LLC, a wholly-owned subsidiary of Code and Theory LLC, based upon the achievement of certain metrics as defined by the terms of the acquisition agreement, earned through the fiscal year ended December 31, 2019. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination. The Company recorded this liability of $0.5 million and $0.8 million as deferred acquisition consideration in the Consolidated Balance Sheets as of December 31, 2019 and 2018, respectively.
Rhythm
On January 2, 2019, as part of the acquisition, the Company entered into a deferred acquisition consideration arrangement with the former owners of Rhythm based upon continued employment with Rhythm and the achievement of certain minimum financial targets in 2019, 2020, 2021, 2022 and 2023. Our maximum exposure related to the deferred acquisition consideration is $1.2 million on an annual basis. The payment for a respective year, if the conditions are determined to be achieved, is due no later than 195 days after the end of the respective fiscal period. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination. As of and for the year ended December 31, 2019, we determined the minimum financial targets to not be met, and accordingly recorded no deferred acquisition consideration liability on the Consolidated Balance Sheet and no related compensation expense in the Consolidated Statement of Operations and Comprehensive Income, related to the Rhythm arrangement.
13.
Long-Term Debt

Stagwell Marketing Group Credit Agreement with JPMorgan Chase
On November 18, 2019, the Company entered into a new debt agreement (“New JPM Syndicated Facility”) with a syndicate of banks led by JPMorgan Chase Bank, N.A (“JPM”). The New JPM Syndicated Facility consists of a five-year revolving credit facility of $265.0 million (“New JPM Revolver”) with the right to be increased by an additional $150.0 million provided additional commitments are obtained. The New JPM Revolver offers the Company the ability to draw borrowings denoted in British Pound Sterling. As of December 31, 2019, we had $30.0 million in borrowings that were held by our foreign subsidiaries in the United Kingdom. A portion of the New JPM Revolver in an amount not to exceed $10.0 million is available for the issuance of standby letters of credit, of which $5.5 million are outstanding as of December 31, 2019. The purpose of the borrowings was to refinance the $141.1 million of existing indebtedness to Bank of America (“BoA”), JPM, Barclays Bank PLC (“Barclays”), and M&T Bank (“M&T”) that was previously held by certain subsidiaries of the Company (“Previous Credit Agreements”). The Previous Credit Agreements have been paid in full and were accounted for as a debt modification except for one of the banks in the Previous Credit Agreements syndicate, which was accounted for as a debt extinguishment. As a result, the deferred financing costs related to the Previous Credit Agreements with the exception of amounts attributable to the debt that was extinguished, in addition to incremental costs of $1.4 million, will be amortized over the term of the New JPM Syndicated facility. Repayments of principal and interest related to the debt extinguishment have been classified within financing and operating activities, respectively, on the Consolidated Statements of Cash Flows. There was no gain or loss recorded as a result of the transaction. Subsequent to November 18, 2019, the Company drew an additional $17.0 million and the outstanding balance as of December 31, 2019 was $159.5 million.
Rates are set at either LIBOR for a period equal to 1 month, 3 month or 6 month terms at the direction of the Company plus the Applicable Rate as defined in the agreement or the Alternate Base Rate
(“ABR”) plus the Applicable Rate. The ABR is the greatest of (a) the prime rate of interest announced from time to time by JPM or its parent, (b) the federal funds effective rate plus 0.5% and (c) the Adjusted LIBOR rate (subject to a 1% interest floor) for a one-month period plus 1.0%. We have also entered into an

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
interest rate swap maturing April 2022 with BoA to convert $18.3 million of our variable rate debt as of December 31, 2019 to a fixed rate of 2.6%. The fair value of the swap was $(0.4) million and is included in Accruals and other liabilities on our Consolidated Balance Sheet as of December 31, 2019. The obligations under the New JPM Syndicated Facility are senior in priority to all other obligations of the Company and are collateralized by substantially all its assets, including but not limited to, its subsidiaries.
Voluntary prepayments are permitted in whole or in part with prior written notice, but without premium or penalty. The facility matures on November 18, 2024. There are no required payments for the facility until its maturity. Additionally, we must meet certain financial and nonfinancial covenants on an ongoing basis. The financial covenant we need to satisfy is a total leverage ratio, which may not (calculated without giving effect to earn-out payments) be greater than 4.25 to 1.0. The ratio is calculated quarterly on a trailing 12-month basis. The nonfinancial covenants include providing audited financial statements to the bank within 120 days from year-end (180 days from year-end for the year ending December 31, 2019). As of December 31, 2019, we are in compliance with all covenants contained in the New JPM Syndicated Facility, and we expect to be in compliance for the following twelve-month period.
Previous Credit Agreements
Stagwell Market Research Holdings Credit Agreement with BoA
On April 19, 2017 (“BoA Effective Date”), a subsidiary of the Company entered into a credit agreement (“BoA Credit Agreement”) with BoA that consisted of (a) a revolving facility for (i) a line of credit up to $5.0 million, (ii) a standby letter of credit up to $2.0 million and (b) a term loan facility of $45.0 million (“BoA Term Loan”) with a maturity date of April 19, 2022. The weighted average interest rate under the BoA Credit Agreement was 4.78% for the year ended December 31, 2018.
On June 30, 2017 the BoA Credit Agreement was amended to include an additional $5.0 million of the BoA Term Loan used to partially fund the NRG United business combination. The amendment also increased the letter of credit capacity to $2.5 million.
We fully paid off the outstanding balance under the BoA Term Loan as of December 31, 2019, which was funded by our New JPM Syndicated Facility discussed above.
Stagwell PM Credit Agreement with JPM
On February 5, 2018, certain subsidiaries of the Company entered into a debt agreement (“JPM Syndicated Facility”) with a syndicate of banks led by JPM. The JPM Syndicated Facility consists of (i) a five-year term facility of $40.0 million and (ii) a five-year revolving credit facility of $45.0 million. The purpose of the borrowings was to refinance existing indebtedness and fund closing cash distributions to the Fund, which was accounted for as a debt extinguishment. As a result, all of the deferred financing costs related to the refinanced debt were expensed in the Consolidated Statements of Operations and Comprehensive Income and recorded within Interest expense, net. Repayment of principal and interest related to the debt extinguishment have been classified within financing and operating activities, respectively, on the Consolidated Statements of Cash Flows. Additionally, the JPM Syndicated Facility was used to finance the working capital needs for the subsidiaries and their general corporate purposes in the ordinary course of business. In addition, the proceeds from the JPM Syndicated Facility were utilized to settle an existing $4.5 million loan between the subsidiaries and the Fund. The weighted average interest rate under the JPM Syndicated Facility was 5.17% for the year ended December 31, 2018.
We fully paid off the outstanding balance under our previous JPM Syndicated Facility as of December 31, 2019, which was funded by our New JPM Syndicated Facility discussed above.
Stagwell UK Holding Ltd Credit Agreement with Barclays
On June 19, 2018, a subsidiary of the Company entered into a credit agreement (“Original Barclays Facility”) with Barclays. The Original Barclays Facility was denominated in British pounds and consisted of

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
(i) a five-year term facility of £12 million ($15.8 million) and (ii) five-year revolving credit facility of £2 million ($2.6 million). The purpose of the borrowings was to recapitalize SUKH’s full equity investment in Forward 3D Ltd.
On September 25, 2018, the subsidiary entered into another credit agreement (“Primary Barclays Facility”, collectively with the Original Barclays Facility, the “Barclays Facilities”) with Barclays. The Primary Barclays Facility was also denominated in British pounds and consisted of (i) a five-year term facility of £26 million ($34.2 million), and (ii) five-year revolving credit facility of £3.5 million ($4.6 million). U.S. Dollar equivalents have been converted using exchange rates in effect at the time of the transaction. The purpose of the borrowings was to settle the Original Barclays Facility, partially to fund the INK acquisition, as disclosed in Note 6 — Acquisitions, and the residual for general corporate purposes in the ordinary course of business. The weighted average interest rate under the Barclays Facilities was 3.91% for the year ended December 31, 2018.
The U.S. Dollar equivalents have been converted using exchange rates in effect at the time of each transaction, and at the end of each reporting period for which we have outstanding indebtedness on the Barclays Facilities.
We fully paid off the outstanding balance under the Primary Barclays Facility as of December 31, 2019, which was funded by our New JPM Syndicated Facility discussed above.
Stagwell B2B Credit Agreement with M&T
On April 8, 2019, a subsidiary of the Company entered into a $25 million credit arrangement (“B2B Credit Agreement”) with M&T consisting of a term loan of $13.5 million and an $11.5 million revolving credit facility to fund the acquisition of Multi-View and support its working capital requirements.
The following table represents our outstanding debt balances (in thousands):
	December 31, 2019	December 31, 2018
Revolver	$159,916	$—
Term Debt
JPM	—	32,000
BoA	—	42,500
Barclays	—	32,819
Other	1,988	3,313
Total term debt	1,988	110,632
Line of credit	—	30,554
Total revolver, term debt and line of credit	161,904	141,186
Debt issuance costs	(2,450)	(1,469)
Total revolver, term debt and line of credit, net	159,454	139,717
Less: Current maturities of long-term debt	(994)	(19,410)
Long-term debt, net	$158,460	$120,307
Other debt primarily represents seller financing pertaining to the acquisition of MMI (Refer to Note 6 — Acquisitions). Total interest expense related to the New JPM Credit Facility, the Previous Credit Agreements and the B2B Credit Agreement was $8.9 million and $4.3 million for the years ended December 31, 2019 and 2018, respectively. For the year ended December 31, 2019, the weighted average interest rate on the New JPM Credit Facility, the Previous Credit Agreements and the B2B Credit Agreement was 5.76%.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Amortized debt issuance costs of $0.7 million and $1.0 million for the year ended December 31, 2019 and December 31, 2018, respectively, and is included in Interest expense, net on our Consolidated Statements of Operations and Comprehensive Income.
14.
Noncontrolling Interest and Redeemable Noncontrolling Interest

Noncontrolling Interest
The Company’s noncontrolling interest in certain subsidiaries are summarized in the following table (in thousands):
	December 31, 2019		December 31, 2018
	Percentage Ownership	Equity Value	Percentage Ownership	Equity Value
Code and Theory	8.5%	$2,676	8.5%	$2,430
PMX Agency	0.0%	—	18.3%	6,352
MMI	0.0%	—	12.5%	140
StagTech	44.0%	12,857	44.0%	12,683
Emerald Research Group*	20.0%	(64)	0.0%	—
Wye Communications	35.0%	469	35.0%	317
Targeted Victory	40.0%	13,213	49.0%	16,128
Observatory	27.6%	2,426	21.2%	1,990
Total		$31,577		$40,040

*
subsidiary of Harris Insights and Analytics. The value as of December 31, 2019 includes the noncontrolling interest’s proportionate share of losses for the year ended December 31, 2019.

During 2019, we acquired the two noncontrolling interest holder’s interests in PMX Agency LLC for a total of $12.2 million, including one of the noncontrolling interest holder’s forfeiting his units in MMI to the Company. Cash consideration for the equity interest purchase was paid by the Fund and accounted for as a non-cash transaction for the purposes of the Consolidated Statements of Cash Flows. In addition, Observatory issued additional interests to its noncontrolling interest holders that resulted in a dilution of the Company’s holdings in the Observatory entity.
On December 2, 2019, we acquired an additional 9.0% of common units of Targeted Victory for $3.4 million. Cash consideration for the equity interest purchase was paid by the Fund and accounted for as a non-cash transaction for the purposes of the Consolidated Statements of Cash Flows. As a result of this transaction, the Company owns 60% of the issued and outstanding equity in Targeted Victory.
Redeemable Noncontrolling Interest
The Company’s redeemable noncontrolling interests relates to its shareholding in Volanti Media (Holdings) Ltd (“INK”), through its consolidated subsidiary, Travel Content Ltd. (“TCL”), and in Code and Theory, LLC (“Code and Theory”), through its consolidated subsidiary, Stagwell Performance Marketing & Digital Transformation, LLC (“Stagwell Digital”).
INK
The noncontrolling shareholders’ ability to redeem their shares is subject to the occurrence of certain events and the satisfaction of certain conditions, specifically employment termination conditions and the related notices. As of December 31, 2019 and 2018, the Company determined the redemption option available to the

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
noncontrolling shareholders were not currently redeemable, and in accordance with ASC 480, Distinguishing Liabilities from Equity were not adjusted to its estimated redemption value.
Code and Theory
Code and Theory has one noncontrolling shareholder that owns a put option, which if exercised would require the Company to redeem their shares, after customary closing conditions as outlined in the shareholders agreement. There are no limitations or restrictions on the noncontrolling shareholder’s ability to exercise the put option. In accordance with ASC 480, Distinguishing Liabilities from Equity, the put option is considered currently redeemable, and is measured at the greater of its estimated redemption value and accumulated profits and losses allocated to the noncontrolling interest in accordance with ASC 810, Consolidation.
The following table presents the changes in redeemable noncontrolling interests (in thousands):
	2019	2018
Balance as of January 1	$1,947	$1,794
Net income attributable to redeemable noncontrolling interests	1,263	153
Changes in redemption value	392	—
Balance as of December 31	$3,602	$1,947

15.
Fair Value Measurements

The Company evaluates the fair value of certain assets and liabilities using the fair value hierarchy. Fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In determining the fair value, we use valuation techniques that require us to maximize the use of observable inputs and minimize the use of unobservable inputs. As a basis for considering such assumptions, we apply the three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1
Observable inputs such as quoted prices in active markets;

Level 2
Inputs other than quoted prices in active markets that are observable either directly or indirectly;

Level 3
Unobservable inputs of which there is little or no market data, which require the Company to develop its own assumptions.

Financial Instruments Measured at Fair Value on a Recurring Basis
The following table presents information about our financial instruments measured at fair value on a recurring basis, and indicates the fair value hierarchy of each instrument:
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Call options	$—	$—	$505	$505
Preferred Shares	—	—	16,589	16,589
Liabilities
Interest rate swaps	—	—	400	400

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Call options	$—	$—	$528	$528
Preferred Shares	—	—	14,427	14,427
The Company holds call options to acquire certain additional amounts of equity interest of its subsidiaries. These options are considered to be Level 3 fair value measurements since they utilize unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions. Management determines fair value of options utilizing a Black Scholes model. Key assumptions include the fair value of the underlying equity instruments, term of the options and equity volatility estimates.
The summary of fair value changes of outstanding options held by the Company are presented below (in thousands):
	2019	2018
Balance as of January 1	$528	$7,563
Change in fair market value	(23)	5,797
Exercise and cancellation of options in connection with step acquisitions	—	(11,562)
Options recorded as part of noncontrolling interest	—	(1,838)
Purchase of new options	—	568
Balance as of December 31	$505	$528
The Company owns preferred shares in Finn Partners. These shares were determined by management to be available-for-sale investments and are recorded at fair value at each reporting period. These preferred shares are considered to be Level 3 fair value measurements since they utilize unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions. Management determines fair value of preferred shares utilizing an option pricing model. Key assumptions include enterprise value and future growth rates of Finn Partners.
The summary of fair value changes of the preferred shares held by the Company are presented below (in thousands):
	2019	2018
Balance as of January 1	$14,427	$7,541
Interest earned on investment	600	338
Purchase of additional preferred shares	—	5,000
Change in fair market value	1,562	1,548
Balance as of December 31	$16,589	$14,427
Due to the short-term nature, the carrying values of cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accruals and other liabilities approximate fair value.
Financial Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The carrying amount of our long-term debt closely approximates its fair value as of December 31, 2019 due to its variable interest rates. The fair value is based on quoted market prices in markets that are not active and is classified as Level 2 within the fair value hierarchy.
Non-financial Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
Certain non-financial assets and liabilities are recorded at fair value on a nonrecurring basis and accordingly are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
potential impairment. These assets and liabilities include goodwill, intangible assets, property and equipment, other noncurrent assets and other noncurrent liabilities (Level 3 fair value assessments) and right-of-use lease assets (a Level 2 fair value assessment). As of December 31, 2019, and 2018, the Company has not recognized an impairment on these non-financial assets and liabilities.
16.
Employee Benefit Plans

Defined Contribution Plan
The Company’s US based businesses maintain 401(k) plans (collectively, the “401(k)”), which provide for tax-deferred contributions of employees’ salaries. Each eligible employee may elect to contribute up to the maximum amount allowed by the Code of the employee’s annual compensation to 401(k). We may match a percentage of employee contributions to 401(k). The total matching contributions funded to the 401(k) were $2.5 million and $1.3 million for the years ended December 31, 2019 and 2018, respectively, and were recorded as part of cost of services sold or office and general expenses in the Consolidated Statements of Operations and Comprehensive Income.
Our UK based businesses operate a defined contribution plan that complies with the local laws in that country. The plan provides a tax deferred contribution to the employees’ salaries, limited to a maximum annual amount established by the relevant government body of the specific country. Our businesses provide for a matching contribution that meets the minimum percent requirement. The total matching contributions made by our UK businesses totaled $1.0 million and $0.5 million for the years ended December 31, 2019 and 2018, respectively, and were recorded as part of cost of services sold or office and general expenses in the Consolidated Statements of Operations and Comprehensive Income.
Long-Term Equity Incentive Plan
The Company established the Long-Term Equity Incentive Plan (the “Equity Plan”) as a means for providing long term incentives for certain key officers and members of Brand management. These individuals are eligible to earn nonvoting equity interests in their respective companies. The Equity Plan provides the Brands key officers and members of management with an opportunity to participate in the distribution of the future profits of the Company by granting profit interest units and other incentive awards. The vesting of the awards is typically conditioned, amongst other things, upon occurrence of an Initial Public Offering (“IPO”) or other qualified liquidity events (“change in control events”). As of December 31, 2019, the Company determined that it is not probable that the change in control events will occur and, as such, compensation expenses related to these awards were not recognized in the financial statements as of and for the years ended December 31, 2019 and 2018.
17.
Income Taxes

The Company’s Income before taxes and equity in (losses) earnings of unconsolidated affiliates, and Provision for income taxes consisted of the following (in thousands):
	Years ended December 31,
	2019	2018
Income before taxes and equity in (losses) earnings of unconsolidated affiliates
United States	$23,215	$26,189
Foreign	7,677	(5,190)
Income before taxes and equity in (losses) earnings of unconsolidated affiliates	$30,892	$20,999
Current tax expense
Federal	$3,300	$2,840
State	2,202	1,403

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
	Years ended December 31,
	2019	2018
Foreign & other	5,062	1,709
Total current income tax expense	10,564	5,952
Deferred tax benefit
Federal	1,279	(270)
State	351	(75)
Foreign	(2,190)	(1,113)
Total deferred tax benefit	(560)	(1,458)
Total provision for income taxes	$10,004	$4,494

Deferred tax assets and liabilities result from differences between assets and liabilities measured for financial reporting purposes and those measured for income tax return purposes.
The table below summarizes the significant components of deferred tax assets and liabilities (in thousands):
	December 31, 2019	December 31, 2018
Deferred tax assets
Net operating loss	$7,223	$4,573
Tax credits	800	—
Deductible start-up costs	752	831
Accruals and other liabilities	322	252
Allowance for doubtful accounts	162	136
Right-of-use asset – operating leases	4,634	—
Other, net	420	—
Less: Valuation allowance	(2,945)	(3,551)
Total deferred tax assets	11,368	2,241
Deferred tax liabilities
Intangible assets, net	24,595	14,918
Property and equipment, net	396	201
Deferred costs, net	902	—
Advance billings, net	387	—
State taxes, net	262	—
Accrual to cash difference	1,466	—
Operating lease liability	4,634	—
Other, net	134	47
Total deferred tax liabilities	32,776	15,166
Total deferred tax liabilities, net	$21,408	$12,925
As of December 31, 2019, we had $16.6 million of net operating losses (“NOL”) related to federal and state income taxes at StagTech. The NOL’s generated prior to December 12, 2018 are subject to IRC Section 382 limitations and any future ownership changes may cause the Company’s existing tax attributes to have additional limitations. The NOL carryforward will begin to expire in 2032. Based on the assessment of

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
recoverability of deferred tax assets and expected future taxable profits for StagTech, a valuation allowance of $2.8 million has been provided against deferred tax assets as of December 31, 2019 and 2018.
As of December 31, 2019, we had $10.6 million of NOL’s at TSA that consists of $10.8 million that was acquired in the TSA transaction, which are subject to IRC Section 382 limitations. A valuation allowance of $0.1 million has been provided against capital losses incurred at The Search Agency that are not “more likely than not” to be realized. The NOL carryforward will begin to expire in 2029.
A reconciliation of income tax expense using the U.S. federal income tax rate compared with actual income tax expense is as follows (in thousands):
	Years ended December 31,
	2019	2018
Income before taxes and equity in (losses) earnings of unconsolidated affiliates	$30,892	$20,999
Theoretical tax of 21%	6,487	4,410
Impact of flowthrough entity structure	(2,608)	(1,903)
Foreign, net	1,256	679
Restructuring	2,764	—
State taxes, net	2,043	1,328
Other	62	(20)
Total provision for income taxes	$10,004	$4,494
The Company is a limited liability company classified as a disregarded entity for U.S. federal income tax purposes, and as such is not subject to taxes from a U.S. federal income tax perspective. The theoretical tax rate of 21% has been used to capture the U.S. federal taxes of the corporations owned by the Company and recorded in the Consolidated Statements of Operations and Comprehensive Income.
The significant drivers of the effective tax rate relate to the segmentation of income between the portion subject to entity level tax and the portion of income reported directly by the Member, as well as the restructuring of the Forward PMX group.
There were no uncertain tax positions taken by us as of December 31, 2019 and 2018 that are not more likely than not to be sustained upon examination. Years ended December 31, 2015 and later remain subject to examination by U.S. federal authorities and various state and foreign authorities. There are currently no audits in progress.
18.
Segment Information

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information, and is (iii) regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions regarding resource allocation for the segment and assess its performance. After performing this analysis, the Company determined that each of its Brands are an operating segment.
Once its operating segments were identified, the Company performed an analysis to determine if aggregation of operating segments is applicable under ASC 280, Segment Reporting. This determination is based on a quantitative analysis of historic and projected long-term results of operations for each operating segment, together with a qualitative assessment to determine if operating segments have similar economic and operating characteristics.
The CODM uses Adjusted EBITDA (defined below) as a key metric, to evaluate the operating and financial performance, identify trends, develop projections and make strategic business decisions for each of the reportable segments.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
Adjusted EBITDA is defined as Net income before taxes and equity in (losses) earnings of unconsolidated affiliates, plus depreciation and amortization, interest expense, deferred acquisition consideration adjustments, and other items, net. Other items, net includes items such as acquisition- related expenses, other non-recurring items and other restructuring costs.
The six reportable segments that resulted from applying the aggregation criteria are discussed below. We also report results, as further detailed below, for the “Corporate” group.
•
Digital — Marketing: includes Brands that support the delivery of content, commerce, service and sales using online channels. These Brands create websites, back-end systems and other digital environments allowing consumers to engage with Brands using search engine optimization, bots, search engine marketing, influencer & affiliate marketing, email marketing, customer relationship management and programmatic advertising. Brands include Code and Theory, Forward PMX Group, MMI Agency and Stagwell Technologies;

•
Digital — Content: includes Brands that create online and offline content supported by ad sales to help clients target niche B2B audience and general consumers. Brands include Multi-View, INK and Observatory;

•
Research — Technology: includes a single Brand, National Research Group, which conducts qualitative and quantitative research among consumers on behalf of theatrical, television, streaming content creators, gaming companies and technology companies to attract and engage consumers;

•
Research — Corporate: includes Brands that conducts qualitative and quantitative research among consumers and B2B audiences to help companies understand their purchase intent habits and trends to aid in marketing decisions and product development, views of brand and corporate reputation and the use of research for public release. Brands include Harris Insights and Analytics and HarrisX;

•
Communications, Public Affairs and Advocacy: includes Brands that provides strategic communications through traditional media relations, social media and in-person engagements, as well as utilizing digital channels to mobilize and raise funds from supporters and constituents to support political candidates and issue organizations in the public arena. Brands include SKDK, Targeted Victory and Wye Communications;

•
All Other: includes Brands that create, produce, and promote advertising through traditional and digital channels, provides public relations, online reputation and digital privacy solutions for individuals and businesses. Brands include Scout, Reputation Defender and Collect, Understand and Engage (“CUE”); and

•
Corporate: Corporate includes expenses incurred by our corporate function. These costs primarily consist of office and general expenses, salaries and related employee-related expenses that are not fully allocated to the operating segments. These costs include salaries, long-term incentives, bonuses and other miscellaneous benefits for corporate office employees, corporate office expenses, professional fees related to financial statement audits and legal, information technology and other consulting services that are engaged through our corporate office, and depreciation incurred on our corporate office.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The tables below provide summarized financial information for each of our reportable segments
(in thousands):
	Years ended December 31,
	2019	2018
Total Revenue:
Digital – Marketing	$208,343	$168,859
Digital – Content	157,546	34,221
Research – Technology	58,353	56,187
Research – Corporate	51,968	52,388
Communications, Public Affairs & Advocacy	112,388	79,397
All Other	40,068	35,380
Total Revenue	$628,666	$426,432
Adjusted EBITDA:
Digital – Marketing	$36,511	$24,550
Digital – Content	22,475	3,623
Research – Technology	14,553	13,950
Research – Corporate	8,739	7,379
Communications, Public Affairs & Advocacy	18,213	20,540
All Other	88	3,827
Corporate	(1,736)	(3,421)
Total Adjusted EBITDA	$98,843	$70,448
Reconciliation to Income before taxes and equity in (losses) earnings of unconsolidated affiliates:
Depreciation and amortization	(35,729)	(21,775)
Interest expense, net	(8,659)	(6,406)
Other (expense) income, net	(1,144)	11,443
Deferred acquisition consideration adjustments	(15,652)	(28,327)
Other items, net	(6,767)	(4,384)
Income before taxes and equity in (losses) earnings of unconsolidated affiliates	$30,892	$20,999
Depreciation and amortization:
Digital – Marketing	$11,786	$5,456
Digital – Content	11,570	3,792
Research – Technology	1,815	1,765
Research – Corporate	2,320	2,243
Communications, Public Affairs & Advocacy	4,148	3,034
All Other	3,015	2,490
Corporate	1,075	2,995
Total Depreciation and amortization	$35,729	$21,775

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
The table below provides a summary of our long-lived assets, comprising of fixed assets, goodwill and intangibles assets, and right-of-use assets — operating leases, net of applicable accumulated depreciation and amortization, by geographic region (in thousands):
	December 31, 2019	December 31, 2018
Property and equipment, net
United States	$29,277	$20,515
United Kingdom	3,294	2,474
Total	$32,571	$22,989
Goodwill and Intangible assets, net
United States	$405,765	$310,292
United Kingdom	115,987	121,603
Total	$521,752	$431,895
Right-of-use assets – operating leases
United States	$62,241	$—
United Kingdom	9,482	—
Total	$71,723	$—
The CODM does not use segment assets to allocate resources or to assess performance of the segments and therefore total segment assets have not been disclosed.
19.
Related Party Transactions

The Stagwell Group engaged certain of our companies to provide services for the Stagwell Group for interagency customers (collectively referred to as “Related Party Work”). Our Related Party Work represented $1.9 million and $0.8 million of accounts receivable due from the Stagwell Group as of December 31, 2019 and 2018, respectively. Additionally, we recorded $3.3 million and $2.7 million of related party revenue and $0.1 million and $0.7 million of cost of service paid to the Stagwell Group, and $0.1 million and $0.6 million of other expenses, for the years ended December 31, 2019 and 2018, respectively, in connection with such Related Party Work.
In January 2019, the Stagwell Group assigned its rights to the subsidiary operating agreements to the Company. Within these operating agreements, each subsidiary is required to pay a management fee, no later than 30 days after the end of each quarter, of 2.5 percent of EBITDA for such quarter, not to exceed $250,000 annually. The management fee paid, or payable, by the Company’s subsidiaries are treated as intercompany transactions and are eliminated upon consolidation as of and for the year ended December 31, 2019. Total management fee incurred by the Company’s operating subsidiaries paid to the Stagwell Group was $2.6 million for the year ended December 31, 2018 and is recorded in office and general expense in the Consolidated Statement of Operations and Comprehensive Income.
The Fund from time to time makes additional equity investments in the Company. The investment may be either cash or non-cash in the form of its interest in companies acquired by the Fund. Non- cash contributions are recorded in Member’s equity at the value of the actual cash the Fund paid for the asset. Stagwell Media made additional non-cash investments in the Company of $71.2 million and $32.1 million for the years ended December 31, 2019 and 2018, respectively. Stagwell Media made cash investments in the Company of $4.0 million and $14.5 million for the years ended December 2019 and 2018, respectively. Additionally, the Company made cash distributions to the Fund of $38.0 million and $33.3 million for the years ended December 31, 2019 and 2018, respectively.
In the ordinary course of business, the Company enters into transactions with MDC Partners, Inc. (“MDC”). MDC is considered a related party due to: i) an affiliate of the Stagwell Group owning a minority

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
ownership in MDC, and ii) the manager of the Stagwell Group, Mark Penn, is also the Chief Executive Officer and Chairman of the Board of Directors of MDC. In October 2019, the Company entered into an arrangement with an affiliate of MDC, in which the Company and the affiliate will collaborate to provide various services to a client of the affiliate. Under the arrangement, we are entitled to $0.7 million, which is expected to be recognized through the end of 2020. As of December 31, 2019, $0.4 million was due from the affiliate for services provided.
20.
Subsequent Events

Subsequent events have been evaluated through June 2, 2020, the date these consolidated financial statements were available for issuance.
On March 18, 2020, the Company increased the commitments on the New JPM Revolver by $60 million to $325 million.
On February 14, 2020, SKDK acquired Sloane & Company (“Sloane”) from MDC, a related party to the Company, for $19.6 million plus up to an additional $7.1 million dependent on Sloane reaching contractually defined operating goals in 2020 and 2021. Sloane is an industry-leading strategic communications firm, based out of New York. Sloane will extend SKDK’s current suite of services and allow for the expansion into the capital markets and special situations verticals.
On May 11, 2020, the Fund made the contingent payment of $64.3 million, recorded in Deferred acquisition consideration in the Consolidated Balance Sheet as of December 31, 2019, to SKDK as required under its Asset Purchase Agreement.
Beginning in December 2019, an outbreak of coronavirus (“COVID-19”) emerged in China and has spread to other parts of the world, including locations where the Company conducts business. On March 11, 2020, the World Health Organization announced COVID-19 had been declared a pandemic, and on March 13, 2020 the U.S. President announced a National Emergency relating to the disease. The spread of COVID-19 has caused significant volatility in the United States and international markets and, in many industries, business activity has virtually shut down entirely. While it is difficult to predict the full scale of the impact, including whether any such impact could materially impact our operations and cash flows, some of our Brands have experienced a negative impact to their operating results, primarily due to a downturn in the industries their customers operate in. The Company has taken actions to address the impact of the pandemic, such as working closely with our clients, reducing our expenses and monitoring liquidity. The full extent to which COVID-19 impacts the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted, including additional actions taken to contain COVID-19 or treat its impact, among others. The Company’s business and financial results could be materially and adversely impacted.
The Company also adopted a remote-work policy and other physical distancing policies for its offices. The Company does not anticipate these policies to have any adverse impact on its ability to continue to operate its business.
Events Subsequent to Original Issuance of Financial Statements (Unaudited)
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through January 18, 2021, the date the financial statements were available to be reissued.
Proposed Transaction with MDC
On December 21, 2020, the Fund reached a definitive agreement with MDC for a potential merger between the Company and MDC (the “Proposed MDC Transaction”). If completed, the transaction will be treated as a reverse-merger, with the Company being deemed to be the accounting acquirer for GAAP purposes. The definitive agreement is subject to customary closing procedures for transactions of this nature and subject to several conditions, including obtaining relevant third-party consents. The definitive

Stagwell Marketing Group LLC and Subsidiaries
Notes to Consolidated Financial Statements
agreement allows for certain conditions under which the agreement can be terminated, including in instances where the required regulatory approvals are not obtained. No assurances can be given regarding the likelihood of obtaining such consents, obtaining such regulatory approvals, or ultimately completing the Proposed MDC Transaction.
Long-Term Debt
On November 13, 2020, we entered into a Second Amendment to our New JPM Syndicated Facility (“Second Amendment”) in contemplation of the Proposed MDC Transaction, where we amended the following terms: (i) the definition of Adjusted LIBOR is the mathematical calculation of LIBOR for a period equal to 1 month, 3 month or 6 months, multiplied by a fraction of the federal funds effective rate, (ii) the definition of ABR is the greatest of (a) the prime rate of interest announced from time to time by the Wall Street Journal, (b) the federal funds effective rate plus half of 0.5% and (c) Adjusted LIBOR for a one-month period plus 1.0%, and in the event (a), (b) or (c) result in an interest rate of less than 1.5%, the interest rate for the period is set to 1.5%, and (iii) the maturity date of the JPM Revolver is November 18, 2024, subject to the refinancing or termination of debt facilities held by MDC ninety-one days prior to their respective maturity dates. The Second Amendment also included a waiver for certain clauses related to legal entity restructuring activities that did not have any bearing on our covenant ratios, nor our ability to make further draws on our New JPM Revolver in 2020.
On November 13, 2020, the Company, JPM as administrative agent, and a group of lenders entered into a term loan agreement (“JPM Credit Agreement”) that provided the Company with a Delayed Draw Term Loan A in an aggregate principal amount of $90.0 million (“DD Term Loan A”). The DD Term Loan A will mature on November 13, 2023, provided that if the proposed transaction with MDC is not consummated within thirty days of the draw of the DD Term Loan A, the maturity date will be thirty-one days after the draw. Proceeds of the borrowing under the DD Term Loan A may be used for working capital and general corporate purposes of the Company and its subsidiaries, subject to certain restrictions. The Company may elect that borrowings in respect of the DD Term Loan A bear interest at an annual rate equal to either ABR or Adjusted LIBOR, as defined in the JPM Credit Agreement, plus a margin of 2% or 3%, respectively. The DD Term Loan A is payable in quarterly installments of principal and interest. Interest is calculated on the first Business Day after a draw on the DD Term Loan A, with principal payments due at a rate of 0.625% per quarter until November 13, 2021, at a rate of 1.25% thereafter, with the remaining balance due upon maturity. We currently have not made any draws on our DD Term Loan A.
2020 Acquisitions
On August 14, 2020, Code and Theory acquired Kettle Solutions, LLC (“Kettle”) for $5.6 million plus up to an additional $11.9 million, dependent on Kettle reaching contractually defined operating goals in 2020, 2021, 2022 and 2023. Kettle is an industry recognized web design and content creation firm that assists its customers in developing and executing marketing campaigns, based out of New York.
On October 30, 2020, Code & Theory acquired Truelogic Software, LLC (“Truelogic”) for $10.0 million plus up to an additional $15.0 million, dependent on Truelogic reaching contractually defined operating goals in 2020, 2021, 2022 and 2023. Truelogic is a Buenos Aires-based software development firm that assists customers in sourcing top South American engineering talent and developing small-scale software projects.

Stagwell Marketing Group LLC and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)
(in thousands)	September 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$97,478	$63,860
Accounts receivable, net of an allowance for doubtful accounts of $4,669 and $2,775, respectively	190,304	196,511
Expenditures billable to clients	33,420	21,137
Other current assets	30,398	23,242
Total current assets	351,600	304,750
Investments	14,332	18,899
Property and equipment, net of accumulated depreciation of $26,383 and $19,258, respectively	34,364	32,571
Goodwill	341,692	325,185
Intangible assets, net	182,968	196,567
Right-of-use assets — operating leases	60,514	71,723
Other noncurrent assets	2,085	1,094
Total assets	$987,555	$950,789
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$143,006	$139,507
Accruals and other liabilities	75,748	68,513
Current maturities of long-term debt	994	994
Advanced billings	77,140	57,864
Current portion of operating lease liabilities	18,743	17,488
Current portion of deferred acquisition consideration (Note 9)	5,069	64,845
Total current liabilities	320,700	349,211
Long-term debt, net	215,998	158,460
Deferred acquisition consideration (Note 9)	1,524	—
Operating lease liabilities	55,680	67,463
Deferred tax liabilities	19,011	21,408
Other noncurrent liabilities	7,411	2,108
Total liabilities	620,324	598,650
Commitments and contingencies (Note 9)
Redeemable noncontrolling interest (Note 11)	712	3,602
Member’s equity	330,686	316,960
Noncontrolling interest	35,833	31,577
Total equity	366,519	348,537
Total liabilities, redeemable noncontrolling interest and equity	$987,555	$950,789
The accompanying notes are an integral part of these consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Condensed Consolidated Statements of Operations and Comprehensive Income
(Unaudited)
	For the Nine Months Ended September 30,
(in thousands)	2020	2019
Revenue	$574,970	$441,739
Operating expenses:
Cost of services sold	373,064	266,866
Office and general expense	127,181	123,569
Depreciation and amortization	29,838	25,617
Total operating expenses	530,083	416,052
Operating income	44,887	25,687
Other expenses, net:
Interest expense, net	(4,665)	(4,475)
Other income (expense), net	1,742	(455)
Income before taxes and equity in earnings (losses) of unconsolidated affiliates, net of taxes	41,964	20,757
Provision for income taxes	(3,211)	(3,252)
Income before equity in earnings (losses) of unconsolidated affiliates, net of tax	38,753	17,505
Equity in earnings (losses) of unconsolidated affiliates, net of taxes	7	(190)
Net income	38,760	17,315
Less: Net income attributable to noncontrolling interests	7,331	2,462
Less: Net (loss) income attributable to redeemable noncontrolling interests	(2,697)	1,039
Net income attributable to Member	$34,126	$13,814
Other comprehensive loss, net of income taxes:
Net income attributable to Member	$34,126	$13,814
Net unrealized (loss) gain on available for sale investment	(5,024)	92
Foreign currency translation adjustments	(1,749)	(1,829)
Total other comprehensive loss, net of income taxes	(6,773)	(1,737)
Comprehensive income attributable to Member	$27,353	$12,077
The accompanying notes are an integral part of these consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Condensed Consolidated Statements of Changes in Equity
(Unaudited)
(in thousands)	Member’s equity	Noncontrolling interest	Total equity
Balance at December 31, 2019	$316,960	$31,577	$348,537
Capital contributions	84,818	—	84,818
Distributions	(98,638)	(3,075)	(101,713)
Net income attributable to Member and noncontrolling interest	34,126	7,331	41,457
Changes in redemption value	193	—	193
Other comprehensive loss, net of income taxes	(6,773)	—	(6,773)
Balance at September 30, 2020	$330,686	$35,833	$366,519

(in thousands)	Member’s equity	Noncontrolling interest	Total equity
Balance at December 31, 2018	$264,169	$40,040	$304,209
Capital contributions	29,519	—	29,519
Distributions	(13,545)	(1,100)	(14,645)
Net income attributable to Member and noncontrolling interest	13,814	2,462	16,276
Other comprehensive loss, net of income taxes	(1,737)	—	(1,737)
Changes in redemption value of redeemable noncontrolling interest	(604)	—	(604)
Purchase of units from noncontrolling interest	2,960	(2,960)	—
Balance at September 30, 2019	$294,576	$38,442	$333,018
The accompanying notes are an integral part of these consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)
	For the Nine Months Ended September 30,
(in thousands)	2020	2019
Cash flows from operating activities
Net income	$38,760	$17,315
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,838	25,617
Debt issuance cost amortization	386	658
Provision for bad debt expense	3,241	705
Deferred tax benefit	(2,631)	(1,058)
Changes in fair value of investments in unconsolidated affiliates	(31)	(1,270)
Changes in deferred acquisition consideration	2,270	9,246
Interest from preferred investments	(450)	(450)
Equity in losses of unconsolidated affiliates, net of dividends received	7	190
Foreign currency transaction gain on foreign denominated debt	(794)	—
Changes in assets and liabilities:
Accounts receivable	6,951	(11,187)
Expenditures billable to clients	(12,225)	(12,185)
Other assets	(6,637)	(6,958)
Accounts payable	4,539	6,150
Accruals and other liabilities	11,128	(955)
Advanced billings	18,832	11,051
Net cash provided by operating activities	93,184	36,869
Cash flows from investing activities
Purchases of property and equipment	(8,977)	(7,344)
Acquisitions, net of cash acquired	(5,549)	(5,365)
Acquisitions of intangible assets	(1,895)	—
Net cash used in investing activities	(16,421)	(12,709)
Cash flows from financing activities
Payment of contingent consideration	(500)	(500)
Payment of deferred consideration	(1,000)	(1,000)
Payment of long-term debt	(108,744)	(27,631)
Proceeds from long-term debt	167,000	10,381
Debt issuance costs	(319)	(386)
Distributions	(98,638)	(14,645)
Distributions to noncontrolling interest	(3,075)	—
Contributions	1,576	2,020
Net cash used in financing activities	(43,700)	(31,761)
Effect of exchange rate changes on cash and cash equivalents	555	(803)
Net increase (decrease) in cash and cash equivalents	33,618	(8,404)
Cash and cash equivalents at beginning of period	63,860	51,777
Cash and cash equivalents at end of period	$97,478	$43,373
Supplemental cash flow information:
Cash interest paid	$(7,288)	$(8,991)
Income taxes paid	(3,618)	(4,801)
Non-cash investing and financing activities:
Acquisitions of business	(23,720)	(42,602)
Acquisitions of noncontrolling interest	—	(4,186)
Net unrealized (loss) gain on available for sale investment	(5,024)	92
Non-cash contributions included in Member’s equity	83,242	31,685
Non-cash debt proceeds	—	18,000
Non-cash payment of deferred acquisition consideration	(64,322)	—
The accompanying notes are an integral part of these consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1.
Business Description

Stagwell Marketing Group LLC (the “Company,” “Stagwell Marketing Group,” “SMG,” “we,” “us” or “our”) is a Delaware company that was formed on March 9, 2017 and is governed by the terms and conditions of a limited liability agreement effective as of the same date. Stagwell Media LP (the “Member”, “Stagwell Media” or the “Fund”), is a private equity fund that owns all interests in Stagwell Marketing Group through a wholly owned holding company named Stagwell Marketing Group Holdings LLC. The Fund is managed by a registered investment advisor named The Stagwell Group LLC (“Stagwell Group” or the “Manager”).
On March 9, 2017 Stagwell Media formed two holding company subsidiaries, Stagwell Marketing Group Holdings LLC and Stagwell Marketing Group. The companies were formed in contemplation of holding all of Stagwell Media’s operating investments. Under a single entity, we could realize cost saving under enterprise level vendor arrangements, better service customers with an aggregated offering, and more effectively report the operating results of our businesses. The transaction was effectuated by way of a contribution agreement dated March 13, 2017, which contributed all the Fund interests in the existing businesses as of the execution date to Stagwell Marketing Group. This transaction has been accounted for at historical cost as a transaction under common control. The Company’s equity structure is a non-unitized single member LLC, therefore all components of equity attributable to the Member are reported within Member’s Equity on the Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Changes in Equity.
We own the membership interests of small and mid-sized marketing services companies that create customized marketing programs for clients that range in scale from regional and local clients to large global marketers. Our equity positions usually include, but are not limited to, partner and membership interests, common and preferred stock as well as call and put options.
As of September 30, 2020, the Company has six reportable segments with our Corporate function reported separately. Our segments aggregate each of our operating companies (referred to as “Brands”) based on the services provided, comparable marketing verticals serviced, and comparability of economic performance. Our segments are as follows: 1. Digital Transformation and Performance Marketing (“Digital — Marketing”), 2. Digital Content (“Digital — Content”), 3. Research for Technology and Entertainment (“Research —  Technology”), 4. Research for Corporate (“Research — Corporate”), 5. Marketing Communications for public affairs and corporate communication (“Communications, Public Affairs and Advocacy”), and 6. All Other Brands (“All Other”). Refer to Note 15 — Segment Information for further information.
On March 11, 2020, the World Health Organization announced a new strain of coronavirus (“COVID-19”) was reported worldwide, resulting in COVID-19 being declared a pandemic, and on March 13, 2020 the U.S. President announced a National Emergency relating to the disease. The spread of COVID-19 has caused significant volatility in the United States and international markets and, in many industries, business activity has virtually shut down entirely. While it is difficult to predict the full scale of the impact, including whether any such impact could materially impact our operations and cash flows, some of our Brands have experienced a negative impact to their operating results for the nine months ended September 30, 2020, primarily due to a downturn in the industries their customers operate in. The Company has taken actions to address the impact of the pandemic, such as working closely with our clients, reducing our expenses and monitoring liquidity. The impact of the pandemic and the corresponding actions are reflected in our judgments, assumptions and estimates in the preparation of the condensed consolidated financial statements. However, if the duration of the COVID-19 pandemic is longer and the operational impact is greater than estimated, the judgments, assumptions and estimates will be updated and could result in different results in the future.
The Company also adopted a remote-work policy and other physical distancing policies for its offices. The Company does not anticipate these policies to have any adverse impact on its ability to continue to operate its business.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
On September 30, 2020, the Stagwell Group contributed 100% of the assets and liabilities of RepDef Holdings LLC and its subsidiaries, (collectively “Reputation Defender”), to a wholly owned subsidiary of the Company. In accordance with Accounting Standards Codification (“ASC”) 805: Business Combinations (“ASC 805”), the contribution is accounted for as a transaction among entities under common control due to the Stagwell Group controlling both the Company and Reputation Defender. As a result, the assets acquired and liabilities assumed are included in the Company’s condensed consolidated financial statements at their respective carry-over basis, and are recorded in the Company’s condensed consolidated financial statements as of the earliest date of the periods presented. Refer to Note 5 — Common Control Acquisition for further information.
2.
Summary of Significant Accounting Policies

Basis of Presentation
These unaudited condensed consolidated financial statements are prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and all normal recurring adjustments have been included. The condensed consolidated balance sheet and income statement were derived from the Company’s audited annual consolidated financial statements, but do not contain all of the information and notes required by GAAP for complete financial statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2019 and 2018, which provide a more complete understanding of the Company’s accounting policies, financial position, operating results, and other matters.
In the opinion of management, all adjustments of a normal recurring nature necessary for a fair statement of the results for the period presented have been included. The results of operations for the nine months ended September 30, 2020 and 2019, are not necessarily indicative of the results for the full year.
Principles of Consolidation
The Company’s condensed consolidated financial statements include the accounts of its consolidated subsidiaries, some of which are not wholly owned. All intercompany transactions have been eliminated in consolidation.
Noncontrolling Interest
The Company recognizes the noncontrolling interests that were created as part of a business combination at fair value as of the date of the transaction.
When acquiring less than 100% ownership of an entity, the Company may enter into agreements with the noncontrolling interest holders that offer the ability to tender their membership interests for redemption by the Company or the related subsidiary under certain circumstances. The Company presents noncontrolling interests as permanent equity when the option to redeem the incremental ownership is within the control of the Company.
Net income or loss of the Company’s subsidiaries are allocated to its noncontrolling interests based on the noncontrolling interests’ ownership percentages in the subsidiary.
Redeemable Noncontrolling Interest
The Company enters into contractual arrangements under which noncontrolling shareholders may require the Company to purchase such noncontrolling shareholders’ incremental ownership interests under certain circumstances. The redemption date value under these contractual arrangements are not a fixed amount,

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
but rather is dependent upon various valuation formulas, such as the average earnings of the relevant subsidiary through the date of exercise or the growth rate of the earnings of the relevant subsidiary during that period. These contractual arrangements are contingently redeemable at the option of the noncontrolling shareholder and is presented in mezzanine equity in Redeemable noncontrolling interest on the Condensed Consolidated Balance Sheets at its acquisition date fair value, plus net income or loss attributable to the redeemable noncontrolling interest in accordance with ASC 810, Consolidation, which is based on the noncontrolling interests’ ownership percentage in the subsidiary. The options are only adjusted to their redemption date value at such point in time that the options are deemed to be currently redeemable by the Company, and if determined to be greater than the cumulative net income allocated to the noncontrolling interests in accordance with ASC 810, Consolidation.
Use of Estimates
The preparation of the condensed consolidated financial statements in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in the allocation of fair value of purchase consideration, deferred acquisition consideration, redeemable noncontrolling interests, goodwill and intangible assets, property and equipment, income taxes, and revenue recognition. These estimates are evaluated on an ongoing basis and are based on historical experience and other assumptions that we believe are reasonable under the circumstances. These estimates require the use of assumptions about future performance, which are uncertain at the time of estimation. To the extent actual results differ from the assumptions used, results of operations and cash flows could be materially impacted. Further, the uncertainty over the ultimate impact COVID-19 will have on the global economy and the Company’s business makes any estimates and assumptions as of September 30, 2020 inherently less certain than they would be absent the current and potential impacts of COVID-19. Actual results could differ from those estimates.
Concentrations of Credit Risk
The financial instruments that could potentially subject us to concentrations of credit risk consist of cash deposits and trade receivables. All cash and cash equivalents are held at financial institutions that management believes to be of high credit quality. Domestically, cash and cash equivalents from time-to-time may exceed federally insured limits set by the Federal Deposit Insurance Company (“FDIC”), and international cash balances may not qualify for foreign government insurance programs. To date, we have not experienced any losses on cash and cash equivalents.
Exposure to losses on trade receivables is principally dependent on each customer’s financial condition. To manage the credit risk associated with trade receivables, we evaluate the creditworthiness of customers, monitor exposure for credit losses and maintain a provision for bad debt expense. We do not believe we are exposed to a concentration of credit risk. As of September 30, 2020, and 2019, no individual customer accounted for more than 10% of our consolidated revenue and accounts receivable, with no individual countries except for the United States and the United Kingdom accounting for more than 10% of our consolidated revenue for the nine months ended September 30, 2019, and the United States for the nine months ended September 30, 2020. Refer to Note 3 — Revenue for further information.
Revenue Recognition
Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration we expect to receive in exchange for those goods or services. Revenue is recognized as our performance obligations are satisfied. Our revenue is primarily derived from the provision of marketing and communications services which includes: Digital, which includes the development of websites and content management systems, execution of performance marketing campaigns, and/or execution of

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
targeted digital advertising; Research, which includes the development and execution of custom consumer surveys as well as reporting on the insights and analytics that will inform a customer’s development of products and/or communication strategies; Communications, public affairs and advocacy, which includes consulting services that manage a marketer’s reputation with the public through traditional media, social media, and in-person engagements, as well as utilizing digital channels to mobilize and raise funds from supporters and constituents to support political candidates and issue organizations in the public arena; and Digital Content, which includes the creation, production and distribution of media in execution of a customer’s marketing campaigns. Revenue is recorded net of sales, use and value added taxes.
In substantially all our Brands, the performance obligation is to provide marketing and communications services to accomplish the specified engagement with our customer. Our client contracts involve fees based on any one or a combination of the following: an agreed fee for the level of effort expended by our employees; commissions based on the client’s spending for media purchased from third parties or based on the amounts raised for a client’s political campaign; and when we are primarily responsible for the services and control the vendor services, these third-party costs are included in revenue. The transaction price of a contract is allocated to each distinct performance obligation based on its relative stand-alone selling price, either through an observable price when the service is sold separately or an estimate, predominantly based on an expected cost plus margin, and is recognized as revenue when, or as, the customer receives the benefit of the performance obligation. Clients typically receive and consume the benefit of our services as they are performed. Our client contracts typically provide that we are compensated for services performed to date and allow for cancellation by either party on short notice without penalty.
Many of our contracts consist of a single performance obligation. We do not consider the underlying activities as separate or distinct performance obligations because our services are highly interrelated, and the integration of the various components is essential to our overall promise to our customer. In certain of our client contracts, the performance obligation is a stand-ready obligation because we provide a constant level of similar services over the term of the contract.
Our revenue is predominantly recognized over time, as the services are performed, because the client receives and consumes the benefit of our performance throughout the contract period, or we create an asset with no alternative use and are contractually entitled to payment for our performance to date in the event the client terminates the contract for convenience. For these over time contracts, other than when we have a stand-ready obligation to perform services in the form of a retainer or when we are providing online subscription-based hosted services, revenue is generally recognized over time using input measures that correspond to the level of staff effort expended to satisfy the performance obligation, in certain instances, using the right to invoice practical expedient. To a lesser extent, revenue is recognized using output measures, such as impressions or ongoing reporting. For client contracts when we have a stand-ready obligation to perform services on an ongoing basis over the life of the contract, where the scope of these arrangements includes an undefined number of broad activities and there are no significant gaps in performing the services, we recognize revenue using a time-based measure resulting in a straight-line revenue recognition. For client contracts when we are providing online subscription-based hosted services, we recognize revenue ratably over the contract term. Occasionally, there may be changes in the client service requirements during the term of a contract and the changes could be significant. These changes are typically negotiated as new contracts covering the additional requirements and the associated costs, as well as additional fees for the incremental work to be performed that are negotiated at the stand-alone selling price based on an observable price when the service is sold separately or an estimate, predominantly based on an expected cost plus margin.
For contracts where the transaction price is derived from commissions based on a percentage of purchased media from third parties, the performance obligation is not satisfied until the media is run, and we have an enforceable contract providing a right to payment. Accordingly, revenue for commissions is recognized at a point in time.
Some of our client arrangements include variable consideration provisions, primarily related to certain commissions. Variable consideration for Brands that provide media buying services is recorded to revenue when earned, typically when the media is run.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Principal vs. Agent Considerations
In many of our Brands, we incur third-party costs on behalf of clients, including direct costs and incidental, or out-of-pocket costs. Third-party direct costs incurred in connection with the delivery of marketing and communication services primarily include purchased media, studio production services, specialized talent, including artists and other freelance labor, market research and third-party data and other related expenditures. Out-of-pocket costs primarily include transportation, hotel, meals and telecommunication charges incurred by us in the course of providing our services. Billings related to out-of-pocket costs are included in revenue since we control the goods or services prior to delivery to the client.
The inclusion of billings related to third-party direct costs in revenue depends on whether we act as a principal or as an agent in the client arrangement. In certain of our Brands, such as where we provide media buying services, we act as an agent and arrange, at the client’s direction, for third parties to perform certain services. In these cases, we do not control the goods or services prior to the transfer to the client. As a result, revenue is recorded net of these costs, equal to the amount retained for our fee or commission.
In certain Brands the delivery of our service to our customer requires us to utilize certain third-party services, such as production services and data costs. In these situations, we control these third-party services before they are transferred to the client and we are responsible for providing the service, or we are responsible for directing and integrating third-party vendors to fulfill our performance obligation at the agreed upon contractual price. This also includes the execution of targeted digital advertising campaigns because we control the advertising inventory before it is transferred to our clients, we bear sole responsibility for fulfillment of the advertising promise, and we have full discretion in establishing prices. When we act as principal, we include billable amounts related to third-party costs in the transaction price and record revenue at the gross amount billed, including out-of-pocket costs, consistent with the manner that we recognize revenue for the underlying services contract.
Recently Adopted Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”). The standard aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. Entities can adopt the standard prospectively to eligible costs incurred on or after the date the standard is first applied or retrospectively. On January 1, 2020, we adopted ASU 2018-15. Adoption of the standard had no material impact on our condensed consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This new guidance modifies the disclosure requirements on fair value measurements. Public entities will be required to disclose the following: (i) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (ii) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. In addition, public entities will no longer be required to disclose the following: (i) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) the policy for timing of transfers between levels and (iii) the valuation processes for Level 3 fair value measurements. The new pronouncement also clarifies and modifies certain existing provisions, including eliminating “at a minimum” from the phrase “an entity shall disclose at a minimum” to promote the appropriate exercise of discretion by entities when considering fair value measurement disclosures and clarifying that materiality is an appropriate consideration when evaluating disclosure requirements. Adoption of the standard had no material impact on our condensed consolidated financial statements.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Recently Issued Accounting Pronouncements not yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset within the scope of Topics 960 through 965 on plan accounting. This amended guidance is effective for the Company beginning January 1, 2021. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740) (“ASU 2019-12”). The update removes certain exceptions to the general principles in Topic 740 and simplifies accounting for income taxes in certain areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for annual and interim reporting periods beginning after December 15, 2020. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In January 2020, the FASB issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments —  Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323 and Topic 815, which clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the fair value measurement alternative. The ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”), and in January 2021 subsequently issued ASU 2021-01 (“ASU 2021-01”), which refines the scope of Topic 848. These ASUs provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. Adoption of the expedients and exceptions is permitted upon issuance of ASU 2020-04 through December 31, 2022. We are evaluating the impact of the adoption of this guidance on our consolidated financial statements and disclosures.
3.
Revenue

Our revenue is primarily derived from the provision of marketing and communications services which includes digital, research, communications, public affairs and advocacy, and digital content.
Disaggregated Revenue
Certain clients may engage with the Company in various geographic locations, across multiple disciplines, and through multiple Brands. We have historically focused on regions in North America, the largest market for our services globally. We have also continued to expand our global footprint to support clients looking for assistance with growing their businesses in new markets and regions, or through strategic acquisitions in offshore businesses. Our Brands are principally located in the United States and the United Kingdom, with operations in an additional 20 countries around the world.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following table presents revenue disaggregated by geography (in thousands):
	For the Nine Months Ended September 30,
	2020	2019
Country:
United States	$515,403	$361,460
United Kingdom	18,658	19,672
All other (each country individually less than 5% of total revenue)	40,909	60,607
Total Revenue	$574,970	$441,739
Contract Assets and Contract Liabilities
Timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets consist of fees and reimbursable outside vendor costs incurred on behalf of clients. Unbilled service fees were $45.9 million and $31.0 million as of September 30, 2020 and December 31, 2019, respectively, and are included in Accounts receivable, net on the Consolidated Balance Sheets. Outside vendor costs incurred on behalf of clients which have yet to be invoiced were $33.4 million and $21.1 million as of September 30, 2020 and December 31, 2019, respectively, and are included on the Consolidated Balance Sheets as Expenditures billable to clients. Such amounts are invoiced to clients at various times over the course of providing services.
Contract liabilities consists of fees billed to customers in excess of fees recognized as revenue, that are expected to be collected from the customer, and we have a remaining performance obligation to fulfill. Contract liabilities, included in Advanced billings on our Condensed Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019 were $77.1 million and $57.9 million, respectively. There were no material balances included in the contract liabilities balance as of December 31, 2019 that were not recognized as revenue for the nine months ended September 30, 2020.
Changes in Expenditures billable to clients and Advanced billings for the nine months ended September 30, 2020 and 2019 were not materially impacted by write offs, impairment losses or any other factors.
In certain arrangements, we purchase media we do not control on behalf of our customers as their agent or pay other third parties on behalf of our customers for services that we do not control. We do not include in revenue the amounts we bill to customers related to such third parties, and do not consider these amounts to be contract liabilities. As of September 30, 2020, and December 31, 2019, we had $15.3 million and $0.4 million, respectively, of these balances included in Advanced billings, with an amount in equal value included in Accounts receivable, net, on our Condensed Consolidated Balance Sheets.
Most of our contracts are for periods of one year or less. For those contracts with a term of more than one year, we had approximately $9.7 million of unsatisfied performance obligations as of September 30, 2020, of which we expect to recognize approximately 77% in the next twelve months, 23% in the periods after September 30, 2021.
4.
Leases

Lessee
The Company leases office space in North America, Europe, Asia, South America, and Australia. This space is primarily used for office and administrative purposes by the Company’s employees in performing professional services. These leases are classified as operating leases and expire between years 2020 through 2031. The Company’s finance leases are immaterial.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The Company’s leasing policies are established in accordance with ASC 842, and accordingly, the Company recognizes on the balance sheet at the time of lease commencement a right-of-use lease asset and a lease liability, initially measured at the present value of the lease payments. Right-of-use lease assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. All right-of-use lease assets are reviewed for impairment. As the Company’s implicit rate in its leases is not readily determinable, in determining the present value of lease payments, the Company uses its incremental borrowing rate based on the information available at the commencement date. Lease payments included in the measurement of the lease liability are comprised of noncancelable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early. There were no impairment losses related to right-of-use lease assets for the nine months ended September 30, 2020 and 2019.
Lease costs are recognized in the Condensed Consolidated Statements of Operations and Comprehensive Income over the lease term on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the lesser of the term of the related lease or the estimated useful life of the asset.
Some of the Company’s leases contain variable lease payments for utilities, insurance, real estate tax, repairs and maintenance, and other variable operating expenses. Such amounts are not included in the measurement of the lease liability and are recognized in the period when the variable lease payments occur. The Company has no leases that contain variable lease payments based on an index or rate.
The Company’s leases include options to extend or renew the lease through 2035. The renewal and extension options are not included in the lease term as the Company is not reasonably certain that it will exercise its option.
As of September 30, 2020, the Company has entered into two operating leases for which the commencement date has not yet occurred as the space is being prepared for occupancy by the landlord. Accordingly, these leases represent an obligation of the Company that is not on the Condensed Consolidated Balance Sheet as of September 30, 2020. The aggregate future liability related to these leases is approximately $1.1 million.
The discount rate used for leases accounted for under ASC 842 is the Company’s collateralized credit adjusted borrowing rate.
The following table presents lease costs and other quantitative information (in thousands):
	For the Nine Months Ended September 30,
	2020	2019
Lease cost:
Operating lease costs	$17,963	$16,181
Short-term lease costs	1,316	1,707
Variable lease costs	2,959	2,840
Sublease rental income	(2,818)	(2,200)
Total lease costs	$19,420	$18,528
Additional information:
Cash paid for amounts included in the measurement of lease liabilities for operating leases
Operating cash flows	15,580	13,728
Right-of-use assets obtained in exchange for operating lease liabilities	1,961	18,747
Weighted average remaining lease term – Operating leases	4.56 years	5.11 years
Weighted average discount rate – Operating leases	4.05%	4.16%

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Operating lease expense is included in office and general expenses in the Condensed Consolidated Statements of Operations and Comprehensive Income. The Company’s lease expense for leases with a term of 12 months or less is immaterial.
The following table presents minimum future rental payments under the Company’s leases, and a reconciliation to the corresponding lease liability as of September 30, 2020 (in thousands):
Maturity Analysis
Remainder of 2020	$5,199
2021	22,042
2022	16,610
2023	16,683
2024	10,301
2025 and thereafter	12,999
Total	83,834
Less: Present value discount	(9,411)
Lease liability	$74,423
Lessor
From time to time, the Company enters into sublease arrangements both with unrelated third parties and with our partner agencies. These leases are classified as operating leases and expire between 2022 through 2023. Sublease income is recognized over the lease term on a straight-line basis. Currently, the Company subleases office space in North America and Europe. The Company elected to apply the practical expedient to combine lease and non-lease components to the lessor contracts.
The following table presents minimum future rental payments due to be received under the Company’s leases where it is a lessor (in thousands):
Maturity Analysis
Remainder of 2020	$1,029
2021	4,191
2022	2,505
2023	54
$7,779

5.
Common Control Acquisition

On April 3, 2018, RepDef Holdings LLC, a wholly owned subsidiary of the Fund, purchased 100% of the issued and outstanding stock in ReputationDefender LLC, a Delaware limited liability company. The acquisition by RepDef Holdings LLC was treated as a business combination and accounted for using the acquisition accounting method. The total consideration included a promissory note to the seller of $4.0 million, payable in four equal installments, with the final payment due on April 3, 2020. As of December 31, 2019, we had $1.0 million included in Accruals and other liabilities on our Condensed Consolidated Balance Sheet related to promissory note, which was paid in the second quarter of 2020. Transaction costs incurred and expensed on the acquisition were immaterial.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
On September 30, 2020, the Fund contributed 100% of the assets and liabilities of Reputation Defender for nominal consideration to a wholly owned subsidiary of the Company. In accordance with ASC 805: Business Combinations, the contribution is accounted for as a transaction among entities under common control due to the Fund controlling both the Company and Reputation Defender. As a result, the assets acquired and liabilities assumed are included in the Company’s condensed consolidated financial statements at the Stagwell Group’s carry-over basis in the Reputation Defender business which are presented in the table below, and are recorded in the Company’s condensed consolidated financial statements as of the earliest date of the periods presented, or April 3, 2018, the date upon which the Fund acquired Reputation Defender.
The contribution of the Reputation Defender business is included in the results of our All Other reportable segment.
The following table presents the fair value of the assets acquired and liabilities assumed as of the date of the acquisition (in thousands):
April 3, 2018
Accounts receivable and other current assets	$1,546
Tradenames and trademarks	3,500
Customer relationships	5,600
Property, plant and equipment and other noncurrent assets	20
Advanced billings	(3,176)
Accounts payable and other current liabilities	(776)
Goodwill	830
Total net assets acquired	$7,544
The acquired finite-lived intangible assets of Reputation Defender consist of tradenames and trademarks and customer relationships, with useful lives of five and ten years, respectively.
6.
Acquisitions

We completed two business acquisitions in 2020 and three business acquisitions in 2019, respectively. For certain of these acquisitions the Fund completed the business acquisition and contributed the net assets to the Company. The results of each acquired business are included in our results of operations from the acquisition date.
2020 Acquisitions
On February 14, 2020, SKDKnickerbockker (“SKDK”), a subsidiary of the Company, acquired 100% of the issued and outstanding stock of Sloane & Company (“Sloane”) from an affiliate of MDC Partners, Inc (“MDC”) for $24.4 million of total consideration. Total consideration included a cash payment of $18.9 million made by the Fund which was accounted for as a non-cash contribution for the purposes of our Condensed Consolidated Statement of Cash Flows, the acquisition date fair value of the contingent deferred acquisition consideration of $4.8 million, and $0.7 million of cash paid by the Company. Refer to Note 9 — Commitments and Contingencies for further detail on the contingent deferred acquisition consideration. Sloane is an industry-leading strategic communications firm, based out of New York. Sloane will extend SKDK’s current suite of services and allow for the expansion into the capital markets and special situations verticals. MDC is considered a related party to the Company, refer to Note 16 — Related Party Transactions for further detail. Sloane is included in our SKDK Brand, which is part of our Communications, Public Affairs and Advocacy reportable segment.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
On August 14, 2020, Code and Theory, a subsidiary of the Company, acquired Kettle Solutions, LLC (“Kettle”) for $5.4 million of total consideration. Total consideration included a cash payment of $4.9 million, plus an additional $0.5 million due upon the finalization of Kettle’s working capital accounts, as outlined in the purchase agreement. The $0.5 million is included in Deferred acquisition consideration on the Condensed Consolidated Balance Sheet. The purchase agreement also offers the previous owners of Kettle up to an additional $11.9 million in deferred consideration, and is dependent on Kettle reaching contractually defined operating goals in 2020, 2021, 2022 and 2023. We consider the additional $11.9 million as contingent compensation, refer to Note 9 — Commitments and Contingencies for further detail. Kettle is an industry recognized web design and content creation firm that assists its customers in developing and executing marketing campaigns, based out of New York. Kettle is included in our Code and Theory Brand, which is part of our Digital — Marketing reportable segment.
The following table summarizes the purchase price as of the date of each acquisition (in thousands):
2020
Name	Purchase Price
Sloane	$24,416
Kettle	5,402
$29,818
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of each acquisition (in thousands):
	2020
	Sloane	Kettle	Total
Cash and cash equivalents	$—	$49	$49
Accounts receivable and other current assets	2,768	2,732	5,500
Other noncurrent assets	—	172	172
Intangible assets	5,900	1,930	7,830
Property, plant and equipment and other noncurrent assets	72	58	130
Right-of-use assets — operating leases	—	533	533
Accounts payable and other current liabilities	(469)	(552)	(1,021)
Advanced billings	(130)	(310)	(440)
Operating lease liabilities	—	(533)	(533)
Goodwill	16,275	1,323	17,598
Total net assets acquired	$24,416	$5,402	$29,818
Goodwill recognized on the Sloane and Kettle acquisitions is fully-deductible for income tax purposes for the nine months ended September 30, 2020. Goodwill recognized is due to the sizable skilled workforces acquired and considerable buyer-specific synergies expected as a result of the acquisitions.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following table reports the fair value of intangible assets acquired, including the corresponding weighted average amortization periods, as of the date of each acquisition (in thousands, except years):
	2020
	Weighted Average Amortization Period	Sloane	Kettle	Total
Customer relationships	6 – 8 years	$4,600	$1,600	$6,200
Tradenames and trademarks	10 – 15 years	1,300	330	1,630
Total		$5,900	$1,930	$7,830
The following table summarizes the total revenue and net income included in the Condensed Consolidated Statement of Operations and Comprehensive Income from the date of each acquisition (in thousands):
Nine Months Ended September 30, 2020
Revenue	$10,794
Net income	1,199
Pro Forma Financial Information
The unaudited pro forma information for the periods set forth below gives effect to the 2020 acquisitions as if they had occurred as of January 1, 2019. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time (in thousands):
	Nine Months Ended September 30,
	2020	2019
Revenue	$587,343	$464,075
Net income	39,801	20,179
Transaction costs for the nine months ended September 30, 2020, which is included in office and general expenses in our Consolidated Statements of Operations and Comprehensive Income, were immaterial.
2019 Acquisitions
On January 2, 2019, we acquired 100% of the issued and outstanding stock of Rhythm Interactive, Inc. (“Rhythm”), a corporation headquartered in Irvine, California, which develops web and mobile applications, as well as designs, develops and builds digital infrastructures. We are obligated to make yearly earn-out payments up to $1.2 million per year to the sellers through the year ending December 31, 2023 provided that Rhythm meets minimum financial targets. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination since it is dependent upon the sellers remaining employed by the Company during the earnout period. Rhythm is included in our Code and Theory Brand, which is part of our Digital — Marketing reportable segment.
On April 8, 2019, we acquired 100% of the issued and outstanding stock of Multi-View Holdings, Inc., (“Multi-View”). Cash consideration for the acquisition was paid by the Fund and accounted for as a non-cash contribution for the purposes of the Condensed Consolidated Statement of Cash Flows. Multi-View is a business-to-business marketing agency that leverages partnerships with trade associations across market verticals to deliver targeted programmatic display advertising and other digital advertising solutions, headquartered in Dallas, Texas. Multi-View is included in our Digital — Content reportable segment.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
On December 8, 2019, we acquired 100% of the issued and outstanding stock of The Search Agency, Inc. (“TSA”). Cash consideration for the acquisition was paid by the Fund and accounted for as a non-cash contribution for the purposes of the Condensed Consolidated Statement of Cash Flows. TSA is a global brand performance marketing agency headquartered in Los Angeles, California, that offers multi-channel marketing solutions. The Search Agency, Inc. is now operating under the ForwardPMX brand, which is included in our Digital — Marketing reportable segment.
The following table summarizes the purchase price as of the date of each acquisition (in thousands):
2019
Name	Purchase Price
Rhythm	$5,818
Multi-View	44,621
TSA	27,900
$78,339
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the date of each acquisition (in thousands):
	2019
	Rhythm	Multi-View	TSA	Total
Cash and cash equivalents	$453	$2,020	$1,268	$3,741
Accounts receivable and other current assets	869	6,648	5,251	12,768
Developed technology	—	3,379	—	3,379
Intangible assets	4,240	31,900	11,720	47,860
Property, plant and equipment and other noncurrent assets	28	1,426	582	2,036
Right-of-use assets – operating leases	—	10,562	1,816	12,378
Accounts payable and other current liabilities	(1,097)	(10,991)	(11,338)	(23,426)
Advanced billings	—	(23,600)	—	(23,600)
Operating lease liabilities	—	(10,562)	(1,816)	(12,378)
Other noncurrent liabilities	—	(9,616)	—	(9,616)
Goodwill	1,325	43,455	20,417	65,197
Total net assets acquired	$5,818	$44,621	$27,900	$78,339
Goodwill recognized was not deductible for income tax purposes for the year ended December 31, 2019, and is due to the sizable skilled workforces acquired and considerable buyer-specific synergies expected as a result of the acquisitions.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The following table reports the fair value of intangible assets acquired, including the corresponding weighted average amortization periods, as of the date of each acquisition (in thousands, except years):
	2019
	Weighted Average Amortization Period	Rhythm	Multi-View	TSA	Total
Customer relationships	6 – 10 years	$3,400	$12,800	$11,500	$27,700
Noncompete arrangements	7 years	640	—	—	640
Association relationships	18 years	—	11,500	—	11,500
Tradenames and trademarks	10 – 13 years	200	7,600	—	7,800
Other	3 years	—	—	220	220
Total		$4,240	$31,900	$11,720	$47,860
The following table summarizes the total revenue and net loss included in the Consolidated Statement of Operations and Comprehensive Income from the date of each acquisition (in thousands):
Year ended December 31, 2019
Revenue	$61,758
Net loss	(1,311)
Pro Forma Financial Information
The unaudited pro forma information for the periods set forth below gives effect to the 2019 acquisitions as if they had occurred as of January 1, 2018. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time (in thousands):
	Years ended December 31,
	2019	2018
Revenue	$684,207	$539,504
Net (loss) income	18,082	22,080
We incurred $2.8 million in transaction costs for the year ended December 31, 2019, which is included in office and general expenses in our Consolidated Statements of Operations and Comprehensive Income.
7.
Investments

Investments consisted of the following (in thousands):
	September 30, 2020	December 31, 2019
Finn Partners
Preferred shares	$12,015	$16,589
Call option	505	505
Wolfgang
Equity interest	1,812	1,805
Total investments	$14,332	$18,899

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Equity interest is primarily comprised of a 20% interest in Wolfgang LLC (“Wolfgang”), where the Company concluded it has significant influence. This investment is accounted for as an equity method investment.
Preferred shares investment is comprised of the Company’s interest in Series B preferred shares of Finn Partners. These preferred shares have a cost basis of $10.0 million and accrue non-cash dividends at a simple rate of 6% annually on a cost basis. They are redeemable to cash in the amount of cost-plus accrued interest any time after February 28, 2021 or upon a liquidation event. These preferred shares also may be converted to common shares of Finn Partners at any time until February 28, 2021 using a conversion ratio of 1% per $1.0 million of preferred shares held including accrued dividends. The conversion feature was not bifurcated and is clearly and closely related to the host instrument, preferred shares. Management determined that these preferred shares are a debt-like financial instrument and should be accounted for as available-for-sale securities at their fair market value at each reporting period.
Call options represent the Company’s right to purchase additional equity interests in Wolfgang and Finn Partners during a certain pre-determined time horizon. The Company accounts for the Wolfgang call option at fair value, and accounts for the Finn Partners call option at historical cost, at each reporting date. As of September 30, 2020, and December 31, 2019, we determined the fair value of the call option in Wolfgang as Nil due to their operating results during the respective periods.
8.
Goodwill and Intangible Assets, net

During the nine months ended September 30, 2020, the Company identified certain triggering events related to the impact of COVID-19 on certain of our Brands that required us to perform an interim impairment test of Goodwill. As a result of the interim impairment test, the Company did not record an impairment to Goodwill or Intangible assets, net for the nine months ended September 30, 2020. The Company determines the fair value of each reporting unit using a weighted average approach of discounted cash flow analysis, which often includes the use of significant judgments and estimates, and further review of market mutiples of comparable businesses that operate in similar industries to our reporting units.
Goodwill
The following tables summarizes goodwill for each of our reportable segments (in thousands):
Reportable Segment	December 31, 2019	Acquisitions	Currency Translation	September 30, 2020
Digital – Marketing	$160,641	$1,323	$(706)	$161,258
Digital – Content	83,335	—	(385)	82,950
Research – Technology	23,817	—	—	23,817
Research – Corporate	19,151	—	—	19,151
Communications, Public Affairs & Advocacy	33,258	16,275	—	49,533
All Other	4,983	—	—	4,983
Total	$325,185	$17,598	$(1,091)	$341,692
Intangibles Assets, net
In 2020, the Company entered into 3 transactions that were accounted for as asset acquisitions, as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. A total amount of $1.8 million was recorded to intangible assets, and $0.1 million of net current assets, as a result of these transactions.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Intangible assets, net consisted of the following (in thousands):
	September 30, 2020
	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$119,362	$(42,150)	$77,212
Tradenames and trademarks	116,447	(29,123)	87,324
Advertiser relationships	1,800	(1,201)	599
Airline relationships	11,316	(5,655)	5,661
Association relationships	11,500	(1,346)	10,154
Noncompete arrangements	3,926	(2,795)	1,131
Other	2,845	(1,958)	887
Total	$267,196	$(84,228)	$182,968

	December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$114,070	$(32,117)	$81,953
Tradenames and trademarks	114,663	(21,961)	92,702
Advertiser relationships	1,837	(765)	1,072
Airline relationships	11,544	(3,607)	7,937
Association relationships	11,500	(467)	11,033
Noncompete arrangements	3,952	(2,505)	1,447
Other	1,745	(1,322)	423
Total	$259,311	$(62,744)	$196,567

9.
Commitments and Contingencies

Revenue and Profit-Sharing Commitments
In the ordinary course of business, the Company may enter into long-term, non-cancellable contracts with partner associations that include revenue or profit-sharing commitments related to the provision of our services. These contracts may also include provisions that require the partner associations to meet certain performance targets prior to any obligation to the Company.
The table below provides the estimated future minimum commitments under non-cancellable agreements as of September 30, 2020 (in thousands):
Future Minimum Commitments
Remainder of 2020	$3,403
2021	15,659
2022	15,326
2023	12,667
2024	8,967
$56,022

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Legal Proceedings
Currently, and from time to time, the Company and its businesses are involved in litigation incidental to the conduct of its business. We are currently neither party to any lawsuit nor proceeding that, in our opinion, is likely to have a material adverse effect on our financial position, results of operations, or cash flows.
Deferred Acquisition Consideration
SKDK
On September 22, 2015, SKDK entered into an Asset Purchase Agreement (the “Agreement”). Pursuant to the Agreement, SKDK sellers are entitled to a contingent payment based on achievement of certain financial performance, which is payable between May 2018 and May 2020, and is also dependent upon the seller’s continued employment during the earn-out period, which ends April 1, 2020. On May 11, 2020, the Fund completed the contingent payment of $64.3 million to SKDK as required under the Agreement. This payment is treated as a non-cash contribution in the Company’s Consolidated Statement of Cash Flows and Consolidated Statement of Equity for the nine months ended September 30, 2020.
Scout Marketing LLC (“Scout”)
On April 19, 2017, as part of its acquisition, Scout agreed to a deferred acquisition consideration arrangement with the former principals of the Seller to be paid in three installments within 150 days of December 31, 2018, 2020 and 2021, respectively. This compensation arrangement is contingent on the principals’ continued employment with Scout and adherence to noncompete arrangements through each respective distribution date. The amounts to be distributed are stipulated in the purchase agreement and are based upon certain financial performance measures of Scout from the period January 1, 2017 through December 31, 2021.
The Company determines the amount of deferred acquisition consideration expense and the related deferred acquisition consideration liability on a systematic method which matches the formulas of the specific earnout periods of the original Scout purchase agreement. For the nine months ended September 30, 2020 and 2019, the financial performance measures of Scout were determined not to be met, and accordingly did not recognize a deferred acquisition consideration expense on the Condensed Consolidated Statements of Operations and Comprehensive Income, and did not recognize a liability on the Condensed Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019, related to the Scout arrangement. The maximum deferred acquisition consideration to be expensed is $38.4 million.
MediaCurrent Interactive Solutions LLC (“MediaCurrent”)
The Company incurred an obligation to make contingent earn-out payments to the former shareholders of MediaCurrent Interactive Solutions LLC, a wholly-owned subsidiary of Code and Theory LLC, based upon the achievement of certain metrics as defined by the terms of the acquisition agreement, earned through the fiscal year ended December 31, 2019. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination. On January 15, 2020, the Company completed the contingent payment of $0.5 million as required under the acquisition agreement.
Rhythm
On January 2, 2019, as part of the acquisition, the Company entered into a deferred acquisition consideration arrangement with the former owners of Rhythm based upon continued employment with Rhythm and the achievement of certain minimum financial targets in 2019, 2020, 2021, 2022 and 2023. Our maximum exposure related to the deferred acquisition consideration is $1.2 million on an annual basis. The payment for a respective year, if the conditions are determined to be achieved, is due no later than 195 days after the end of the respective fiscal period. This arrangement was determined to represent post-acquisition compensation

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
expense rather than purchase consideration related to the business combination. For the nine months ended September 30, 2020 and 2019, the financial performance measures of Rhythm were determined not to be met, and accordingly we did not recognize a deferred acquisition consideration expense on the Condensed Consolidated Statements of Operations and Comprehensive Income and did not recognize a liability on the Condensed Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019, related to the Rhythm arrangement.
Sloane
The Company incurred an obligation to make two contingent earn-out payments to the former shareholders of Sloane based upon the achievement of certain operating goals in 2020 and 2021, as defined in the arrangement. The payments, if the operating goal is determined to be achieved, is due no later than March 31, 2021 and 2022, respectively. This arrangement was determined to represent deferred acquisition consideration rather than contingent compensation expense. The Company recorded an initial liability of $4.8 million, which represents the fair value of the consideration upon the acquisition of Sloane. As of September 30, 2020, the Company had $5.3 million, including $1.5 million as a noncurrent liability, in deferred acquisition consideration on its Consolidated Balance Sheet. The maximum deferred acquisition consideration to be expensed is $7.1 million.
Kettle
The Company incurred an obligation to make contingent earn-out payments to the former shareholders of Kettle, a wholly-owned subsidiary of Code and Theory, LLC, based upon the achievement of contractually defined operating goals in 2020, 2021, 2022 and 2023. The payments, if the operating goal is determined to be achieved, is due no later than June 30, 2021, 2022, 2023 and 2024, respectively. This arrangement was determined to represent post-acquisition compensation expense rather than purchase consideration related to the business combination. The Company recorded a liability of $1.3 million, all of which is considered a current liability, in deferred acquisition consideration on its Consolidated Balance Sheet as of September 30, 2020.
10.
Long-Term Debt

Stagwell Marketing Group Credit Agreement with JPMorgan Chase
On November 18, 2019, the Company entered into a new debt agreement (“JPM Syndicated Facility”) with a syndicate of banks led by JPMorgan Chase Bank, N.A (“JPM”). The JPM Syndicated Facility consists of a five-year revolving credit facility of $265.0 million (“JPM Revolver”) with the right to be increased by an additional $150.0 million provided additional commitments are obtained. On March 18, 2020, the Company increased the commitments on the JPM Revolver by $60.0 million to $325.0 million. The JPM Revolver offers the Company the ability to draw borrowings denoted in British Pound Sterling. As of September 30, 2020, and December 31, 2019, we had $29.2 million and $30.0 million, respectively, in borrowings that were held by our foreign subsidiaries in the United Kingdom. A portion of the JPM Revolver in an amount not to exceed $10.0 million is available for the issuance of standby letters of credit, of which $5.5 million is outstanding as of September 30, 2020 and December 31, 2019, respectively. The purpose of the borrowings was to refinance our previous indebtedness that was held by certain subsidiaries of the Company.
Rates are set at either LIBOR for a period equal to 1 month, 3 month or 6 month terms at the direction of the Company plus the Applicable Rate as defined in the agreement or the Alternate Base Rate (“ABR”) plus the Applicable Rate. The ABR is the greatest of (a) the prime rate of interest announced from time to time by JPM or its parent, (b) the federal funds effective rate plus 0.5% and (c) the Adjusted LIBOR rate (subject to a 1% interest floor) for a one-month period plus 1.0%. We have also entered into an interest rate swap maturing April 2022 with BoA to convert $18.3 million of our variable rate debt as of December 31, 2019 to a fixed rate of 2.6%. The fair value of the swap was $(0.5) million and $(0.4) million and is included in Accruals and other liabilities on our Condensed Consolidated Balance Sheets as of September 30, 2020

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
and December 31, 2019, respectively. The obligations under the JPM Syndicated Facility are senior in priority to all other obligations of the Company and are collateralized by substantially all its assets, including but not limited to, its subsidiaries.
Voluntary prepayments are permitted in whole or in part with prior written notice, but without premium or penalty. The facility matures on November 18, 2024. There are no required payments for the facility until its maturity. Additionally, we must meet certain financial and nonfinancial covenants on an ongoing basis. The financial covenant we need to satisfy is a total leverage ratio, which may not (calculated without giving effect to earn-out payments) be greater than 4.25 to 1.0. The ratio is calculated quarterly on a trailing 12-month basis. The nonfinancial covenants include providing audited financial statements to the bank within 120 days from year-end (180 days from year-end for our annual periods ending December 31). As of September 30, 2020, and December 31, 2019, we were in compliance with all covenants contained in the JPM Syndicated Facility, and we expect to be in compliance for the following twelve-month period.
The following table represents our outstanding debt balances (in thousands):
	September 30, 2020	December 31, 2019
Revolver	$218,122	$159,916
Term Debt	1,242	1,988
Total revolver and term debt	219,364	161,904
Debt issuance costs	(2,372)	(2,450)
Total revolver, term debt and line of credit, net	216,992	159,454
Less: Current maturities of long-term debt	(994)	(994)
Long-term debt, net	$215,998	$158,460
Total interest expense, including amortized debt issuance costs of $0.4 million, on the JPM Syndicated Facility was $4.7 million for the nine months ended September 30, 2020. The weighted average interest rate on the JPM Credit Facility as of September 30, 2020 was 2.53%.
Total interest expense, including amortized debt issuance costs of $0.7 million, on our previous credit agreements were $6.7 million for the nine months ended September 30, 2019.
11.
Noncontrolling Interest and Redeemable Noncontrolling Interest

Noncontrolling Interest
The Company’s noncontrolling interest in certain subsidiaries are summarized in the following table (in thousands):
	September 30, 2020		December 31, 2019
	Percentage Ownership	Equity Value	Percentage Ownership	Equity Value
Code and Theory	8.5%	$2,964	8.5%	$2,676
StagTech	44.0%	12,497	44.0%	12,857
Emerald Research Group*	20.0%	(97)	20.0%	(64)
Wye Communications	35.0%	559	35.0%	469
Targeted Victory	40.0%	17,408	40.0%	13,213
Observatory	27.6%	2,502	27.6%	2,426
Total		$35,833		$31,577

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

*
subsidiary of Harris Insights and Analytics. The value as of September 30, 2020 and December 31, 2019 includes the noncontrolling interest’s proportionate share of losses in the consolidated entity.

Redeemable Noncontrolling Interest
The Company’s redeemable noncontrolling interests relates to its shareholding in Volanti Media (Holdings) Ltd (“INK”), through its consolidated subsidiary, Travel Content Ltd. (“TCL”), and in Code and Theory, LLC (“Code and Theory”), through its consolidated subsidiary, Stagwell Performance Marketing & Digital Transformation, LLC (“Stagwell Digital”).
INK
The noncontrolling shareholders’ ability to redeem their shares is subject to the occurrence of certain events and the satisfaction of certain conditions, specifically employment termination conditions and the related notices. As of September 30, 2020, and December 31, 2019, the Company determined the redemption option available to the noncontrolling shareholders were not currently redeemable, and in accordance with ASC 480, Distinguishing Liabilities from Equity were not adjusted to its estimated redemption value.
Code and Theory
Code and Theory has one noncontrolling shareholder that owns a put option, which if exercised would require the Company to redeem their shares, after customary closing conditions as outlined in the shareholders agreement. There are no limitations or restrictions on the noncontrolling shareholder’s ability to exercise the put option. In accordance with ASC 480, Distinguishing Liabilities from Equity, the put option is considered to be currently redeemable, and is measured at the greater of its estimated redemption value and cumulative profits and losses allocated to the noncontrolling interest in accordance with ASC 810, Consolidation.
The following tables present the changes in redeemable noncontrolling interests (in thousands):
September 30, 2020
Beginning Balance	$3,602
Net loss attributable to redeemable noncontrolling interests	(2,697)
Changes in redemption value	(193)
Ending Balance	$712

December 31, 2019
Beginning Balance	$1,947
Net income attributable to redeemable noncontrolling interests	1,263
Changes in redemption value	392
Ending Balance	$3,602

12.
Fair Value Measurements

The Company evaluates the fair value of certain assets and liabilities using the fair value hierarchy. Fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In determining the fair value, we use valuation techniques that require us to

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
maximize the use of observable inputs and minimize the use of unobservable inputs. As a basis for considering such assumptions, we apply the three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1
Observable inputs such as quoted prices in active markets;

Level 2
Inputs other than quoted prices in active markets that are observable either directly or indirectly;

Level 3
Unobservable inputs of which there is little or no market data, which require the Company to develop its own assumptions.

Financial Instruments Measured at Fair Value on a Recurring Basis
The following table presents information about our financial instruments measured at fair value on a recurring basis, and indicates the fair value hierarchy of each instrument:
	September 30, 2020
	Level 1	Level 2	Level 3	Total
Assets
Preferred Shares	—	—	12,015	12,015
Liabilities
Deferred acquisition consideration	—	—	5,306	5,306
Interest rate swaps	—	—	516	516
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Call options	$—	$—	$505	$505
Preferred Shares	—	—	16,589	16,589
Liabilities
Interest rate swaps	—	—	400	400
The increase in the Interest rate swaps were related to its change in fair market value for the nine months ended September 30, 2020.
The Company owns preferred shares in Finn Partners. These shares were determined by management to be available-for-sale investments and are recorded at fair value at each reporting period. These preferred shares are considered to be Level 3 fair value measurements since they utilize unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions. The Company determines fair value of preferred shares utilizing an option pricing model. Key assumptions include enterprise value and future growth rates of Finn Partners.
The summary of fair value changes of the preferred shares held by the Company are presented below (in thousands):
	September 30, 2020	December 31, 2019
Beginning Balance	$16,589	$14,427
Interest earned on investment	450	600
Change in fair market value	(5,024)	1,562
Ending Balance	$12,015	$16,589

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The Company incurred an obligation to make two contingent deferred acquisition consideration payments to the former shareholders of Sloane and are recorded at fair value at each reporting period. Refer to Note 9 — Commitments and Contingencies for further detail. The earn-out payments are recorded at fair value at each reporting period, and are considered to be Level 3 in the fair value hierarchy as they utilize unobservable inputs for which there is little or no market data and requires the Company to develop its own assumptions. The Company determines fair value of options utilizing a Monte Carlo simulation model. Key assumptions include the term of the earn-out payments and the future growth rates of Sloane.
The summary of fair value changes of the contingent deferred acquisition consideration is presented below (in thousands):
September 30, 2020
Beginning Balance	$—
Fair market value upon acquisition	4,800
Change in fair market value	506
Ending Balance	$5,306
Due to the short-term nature, the carrying values of cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and accrued salaries and related expenses approximate fair value.
Financial Liabilities that are Measured at Fair Value on a Nonrecurring Basis
The carrying amount of our long-term debt closely approximates its fair value as of September 30, 2020 and December 31, 2019 due to its variable interest rates. The fair value is based on quoted market prices in markets that are not active and is classified as Level 2 within the fair value hierarchy.
Non-financial Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
Certain non-financial assets and liabilities are recorded at fair value on a nonrecurring basis and accordingly are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment. These assets and liabilities include goodwill, intangible assets, property and equipment, other noncurrent assets and other noncurrent liabilities (Level 3 fair value assessments) and right-of-use lease assets (a Level 2 fair value assessment). As of September 30, 2020, and December 31, 2019 the Company has not recognized an impairment on these non-financial assets and liabilities.
13.
Employee Benefit Plans

Defined Contribution Plan
The Company’s US based businesses maintain 401(k) plans (collectively, the “401(k)”), which provide for tax-deferred contributions of employees’ salaries. Each eligible employee may elect to contribute up to the maximum amount allowed by the Code of the employee’s annual compensation to 401(k). We may match a percentage of employee contributions to 401(k). The total matching contributions funded to the 401(k) were $2.2 million and $1.8 million for the nine months ended September 30, 2020 and, 2019, respectively, and were recorded as part of cost of services sold or office and general expenses in the Condensed Consolidated Statements of Operations and Comprehensive Income.
Our UK based businesses operate a defined contribution plan that complies with the local laws in that country. The plan provides a tax deferred contribution to the employees’ salaries, limited to a maximum annual amount established by the relevant government body of the specific country. Our businesses provide for a matching contribution that meets the minimum percent requirement. The total matching contributions

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
made by our UK businesses totaled $0.9 million and $0.7 million for the nine months ended September 30, 2020 and 2019, respectively, and were recorded as part of cost of services sold or office and general expenses in the Condensed Consolidated Statements of Operations and Comprehensive Income.
Long-Term Equity Incentive Plan
The Company established the Long-Term Equity Incentive Plan (the “Equity Plan”) as a means for providing long term incentives for certain key officers and members of Brand management. These individuals are eligible to earn nonvoting equity interests in their respective companies. The Equity Plan provides the Brands key officers and members of management with an opportunity to participate in the distribution of the future profits of the Company by granting profit interest units and other incentive awards. The vesting of the awards is typically conditioned amongst other things upon occurrence of an Initial Public Offering (“IPO”) or other qualified liquidity events (“change in control events”). As of September 30, 2020 and December 31, 2019, the Company determined that it is not probable that the change in control events will occur and, as such, we did not recognize a contingent compensation expense on the Condensed Consolidated Statements of Operations and Comprehensive Income for the nine months ended September 30, 2020 and 2019, and did not recognize a liability on the Condensed Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019, related to the Equity Plan.
14.
Income Taxes

Our tax provision for interim periods is determined using an estimated annual effective tax rate, adjusted for discrete items arising in interim periods.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted into law and the new legislation contains several key tax provisions, including the five-year net operating loss carryback, an adjusted business interest limitation, and payroll tax deferral. The Company is required to recognize the effect of tax law changes in the period of enactment, which required the Company to reassess the net realizability of its deferred tax assets and liabilities. The Company has assessed the applicability of the CARES Act and determined there is no impact.
The Company had income tax expense for the nine months ended September 30, 2020 of $3.2 million (on pre-tax income of $42.0 million resulting in an effective tax rate of 7.7%) compared to an expense of $3.3 million (on pre-tax income of $20.8 million resulting in an effective tax rate of 15.7%) for the nine months ended September 30, 2019.
The difference in effective tax rate of 7.7% in the nine months ended September 30, 2020 as compared to 15.7% in same period in 2019 results from an increase in the pre-tax income of non-taxable entities, a decrease in the pre-tax losses not benefited for purposes of the effective tax rate calculation, and tax rate changes in foreign jurisdictions.
15.
Segment Information

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information, and is (iii) regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions regarding resource allocation for the segment and assess its performance. After performing this analysis, the Company determined that each of its Brands are an operating segment.
Once its operating segments were identified, the Company performed an analysis to determine if aggregation of operating segments is applicable under ASC 280, Segment Reporting. This determination is based on a quantitative analysis of historic and projected long-term results of operations for each operating segment, together with a qualitative assessment to determine if operating segments have similar economic and operating characteristics.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The CODM uses Adjusted EBITDA (defined below) as a key metric, to evaluate the operating and financial performance, identify trends, develop projections and make strategic business decisions for each of the reportable segments.
Adjusted EBITDA is defined as Net income before taxes and equity in (losses) earnings of unconsolidated affiliates, plus depreciation and amortization, interest expense, deferred acquisition consideration adjustments, and other items, net. Other items, net includes items such as acquisition-related expenses, other non-recurring items and other restructuring costs.
The six reportable segments that resulted from applying the aggregation criteria are discussed below. We also report results, as further detailed below, for the “Corporate” group.
•
Digital — Marketing: includes Brands that support the delivery of content, commerce, service and sales using online channels. These Brands create websites, back-end systems and other digital environments allowing consumers to engage with Brands using search engine optimization, bots, search engine marketing, influencer & affiliate marketing, email marketing, customer relationship management and programmatic advertising. Brands include Code and Theory, Forward PMX Group, MMI Agency and Stagwell Technologies;

•
Digital — Content: includes Brands that create online and offline content supported by ad sales to help clients target niche B2B audience and general consumers. Brands include Multi-View, INK and Observatory;

•
Research — Technology: includes a single Brand, National Research Group, which conducts qualitative and quantitative research among consumers on behalf of theatrical, television, streaming content creators, gaming companies and technology companies to attract and engage consumers;

•
Research — Corporate: includes Brands that conducts qualitative and quantitative research among consumers and B2B audiences to help companies understand their purchase intent habits and trends to aid in marketing decisions and product development, views of brand and corporate reputation and the use of research for public release. Brands include Harris Insights and Analytics and HarrisX;

•
Communications, Public Affairs and Advocacy: includes Brands that provides strategic communications through traditional media relations, social media and in-person engagements, as well as utilizing digital channels to mobilize and raise funds from supporters and constituents to support political candidates and issue organizations in the public arena. Brands include SKDK, Targeted Victory and Wye Communications;

•
All Other: includes Brands that create, produce, and promote advertising through traditional and digital channels, provides public relations, online reputation and digital privacy solutions for individuals and businesses. Brands include Scout, Reputation Defender and Collect, Understand and Engage (“CUE”); and

•
Corporate: Corporate includes expenses incurred by our corporate function. These costs primarily consist of office and general expenses, salaries and related employee-related expenses that are not fully allocated to the operating segments. These costs include salaries, long-term incentives, bonuses and other miscellaneous benefits for corporate office employees, corporate office expenses, professional fees related to financial statement audits and legal, information technology and other consulting services that are engaged through our corporate office, and depreciation incurred on our corporate office.

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The tables below provide summarized financial information for each of our reportable segments (in thousands):
	For the Nine Months Ended September 30,
	2020	2019
Total Revenue:
Digital – Marketing	$155,770	$152,077
Digital – Content	93,247	108,635
Research – Technology	41,528	42,312
Research – Corporate	36,714	37,538
Communications, Public Affairs & Advocacy	212,127	76,087
All Other	35,584	25,090
Total Revenue	$574,970	$441,739
Adjusted EBITDA:
Digital – Marketing	$29,107	$24,720
Digital – Content	(2,041)	14,138
Research – Technology	8,811	9,957
Research – Corporate	3,912	4,974
Communications, Public Affairs & Advocacy	39,374	11,450
All Other	3,084	367
Corporate	(3,276)	(239)
Total Adjusted EBITDA	$78,971	$65,367
Reconciliation to Income before taxes and equity in earnings (losses) of unconsolidated affiliates, net of taxes:
Depreciation and amortization	(29,838)	(25,617)
Other income (expense), net	1,742	(455)
Interest expense, net	(4,665)	(4,475)
Deferred acquisition consideration adjustments	(1,270)	(9,246)
Other items, net	(2,976)	(4,817)
Income before taxes and equity in earnings (losses) of unconsolidated affiliates, net of taxes	41,964	20,757
Depreciation and amortization:
Digital – Marketing	$9,604	$8,767
Digital – Content	9,036	6,965
Research – Technology	1,558	1,360
Research – Corporate	1,692	1,775
Communications, Public Affairs & Advocacy	4,212	3,086
All Other	2,269	2,266
Corporate	1,467	1,398
Total Depreciation and amortization	$29,838	$25,617

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
The table below provides a summary of our long-lived assets, comprising of fixed assets, goodwill and intangibles assets, and right-of-use assets — operating leases, net of applicable accumulated depreciation and amortization, by geographic region (in thousands):
	September 30, 2020	December 31, 2019
Property and equipment, net
United States	$30,436	$29,277
United Kingdom	3,928	3,294
Total	$34,364	$32,571
Goodwill and Intangible assets, net
United States	$417,596	$405,765
United Kingdom	107,064	115,987
Total	$524,660	$521,752
Right-of-use assets – operating leases
United States	$52,627	$62,241
United Kingdom	7,887	9,482
Total	$60,514	$71,723
The CODM does not use segment assets to allocate resources or to assess performance of the segments and therefore, total segment assets have not been disclosed.
16.
Related Party Transactions

The Stagwell Group, the Fund, and Finn Partners may engage certain of our companies to provide services for interagency customers (collectively referred to as “Related Party Work”). We recorded $1.2 million and $1.3 million for the nine months ended September 30, 2020 and, 2019, respectively, of related party revenue, and $0.2 million for the nine months ended September 30, 2020 and, 2019, respectively, of expenses in connection with such Related Party Work.
The Fund from time to time makes additional equity investments in the Company. The investment may be either cash or noncash in the form of its interest in companies acquired by the Fund. Noncash contributions are recorded in Member’s equity at the value of the actual cash the Fund paid for the asset. During the nine months ended September 30, 2020, Stagwell Media made additional noncash investments in the Company of $83.2 million, and additional cash investments in the Company of $1.6 million. Additionally, during the nine months ended September 30, 2020, the Company made cash distributions to Stagwell Media of $98.6 million. During the nine months ended September 30, 2019, Stagwell Media acquired and immediately contributed 100% of the assets and liabilities of Multi-View to the Company. Stagwell Media funded the total value of the assets and liabilities of $44.6 million by cash of $26.3 million and by debt of $18.0 million. Accordingly, the Company accounted for this transaction as a non-cash contribution of equity of $24.3 million, cash contribution of $2.0 million resulting from the cash acquired as part of the assets of Multi-View, and $18.0 million of debt assigned to the Company. Additionally, Stagwell Media purchased units from noncontrolling interest holders with a book value of $2.9 million for $4.2 million. This transaction was accounted for as non-cash contribution to the Company. Additionally, the Company made cash distributions to the Fund of $13.5 million for the nine months ended September 30, 2019.
In the ordinary course of business, the Company enters into transactions with MDC. MDC is considered a related party due to: i) an affiliate of the Stagwell Group owning a minority ownership in MDC, and

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
ii) the manager of the Stagwell Group, Mark Penn, is also the Chief Executive Officer and Chairman of the Board of Directors of MDC.
In October 2019, the Company entered into an arrangement with an affiliate of MDC, in which the Company and the affiliate will collaborate to provide various services to a client of the affiliate. Under the arrangement, we are entitled to $0.8 million, which is expected to be recognized through the end of 2020. As of September 30, 2020, and December 31, 2019, $0.2 million and $0.4 million, respectively, was due from the affiliate for services provided.
In January 2020, the Company entered into an arrangement with an affiliate of MDC to develop advertising technology for the affiliate. Under the arrangement we are entitled to $0.5 million, of which an immaterial amount was owed to the Company as of September 30, 2020. This transaction has been completed.
In January 2020, the Company entered into an arrangement with an MDC affiliate whereby this affiliate performed media planning, buying and reporting services on behalf of the Company’s client totaling $30.3 million for the nine months ended September 30, 2020.
In May 2020, the Company entered into an arrangement with an affiliate of MDC, in which the affiliate will provide media planning, buying and reporting services. Under the arrangement, we are expected to pay $0.4 million, which is expected to be recognized through the end of 2020. As of September 30, 2020, $0.3 million was due to the affiliate for services provided.
17.
Subsequent Events

Subsequent events have been evaluated through February 1, 2021, the date these condensed consolidated financial statements were available for issuance:
Proposed Transaction with MDC
On December 21, 2020, the Fund reached a definitive agreement with MDC for a potential merger between the Company and MDC (the “Proposed MDC Transaction”). If completed, the transaction will be treated as a reverse-merger, with the Company being deemed to be the accounting acquirer for GAAP purposes. The definitive agreement is subject to customary closing procedures for transactions of this nature and subject to several conditions, including obtaining relevant third-party consents. The definitive agreement allows for certain conditions under which the agreement can be terminated, including in instances where the required regulatory approvals are not obtained. No assurances can be given regarding the likelihood of obtaining such consents, obtaining such regulatory approvals, or ultimately completing the Proposed MDC Transaction.
Long-Term Debt
On November 13, 2020, we entered into a Second Amendment to our New JPM Syndicated Facility (“Second Amendment”) in contemplation of the Proposed MDC Transaction, where we amended the following terms: (i) the definition of Adjusted LIBOR is the mathematical calculation of LIBOR for a period equal to 1 month, 3 month or 6 months, multiplied by a fraction of the federal funds effective rate, (ii) the definition of ABR is the greatest of (a) the prime rate of interest announced from time to time by the Wall Street Journal, (b) the federal funds effective rate plus half of 0.5% and (c) Adjusted LIBOR for a one-month period plus 1.0%, and in the event (a), (b) or (c) result in an interest rate of less than 1.5%, the interest rate for the period is set to 1.5%, and (iii) the maturity date of the JPM Revolver is November 18, 2024, subject to the refinancing or termination of debt facilities held by MDC ninety-one days prior to their respective maturity dates.
On November 13, 2020, the Company, JPM as administrative agent, and a group of lenders entered into a term loan agreement (“JPM Credit Agreement”) that provided the Company with a Delayed Draw Term

Stagwell Marketing Group LLC and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)
Loan A in an aggregate principal amount of $90.0 million (“DD Term Loan A”). The DD Term Loan A will mature on November 13, 2023, provided that if the proposed transaction with MDC is not consummated within thirty days of the draw of the DD Term Loan A, the maturity date will be thirty-one days after the draw. Proceeds of the borrowing under the DD Term Loan A may be used for working capital and general corporate purposes of the Company and its subsidiaries, subject to certain restrictions. The Company may elect that borrowings in respect of the DD Term Loan A bear interest at an annual rate equal to either ABR or Adjusted LIBOR, as defined in the JPM Credit Agreement, plus a margin of 2% or 3%, respectively. The DD Term Loan A is payable in quarterly installments of principal and interest. Interest is calculated on the first Business Day after a draw on the DD Term Loan A, with principal payments due at a rate of 0.625% per quarter until November 13, 2021, at a rate of 1.25% thereafter, with the remaining balance due upon maturity. We currently have not made any draws on our DD Term Loan A.
Acquisitions
On October 30, 2020, Code & Theory acquired Truelogic Software, LLC (“Truelogic”) for $10.0 million plus up to an additional $15.0 million, dependent on Truelogic reaching contractually defined operating goals in 2020, 2021, 2022 and 2023. Truelogic is a Buenos Aires-based software development firm that assists customers in sourcing top South American engineering talent and developing small-scale software projects. The Company is currently evaluating the purchase price allocation of the fair value of the assets acquired and liabilities assumed in the acquisition. At the time these condensed consolidated financial statements were available for issuance it was not practicable to disclose the preliminary purchase price allocation.
Purchase of Noncontrolling Interest
On November 24, 2020, we acquired the outstanding noncontrolling interest holder’s remaining interests in Wye Communications for a total cash consideration of $0.6 million.
On December 8, 2020, we acquired the outstanding equity interests of one of the noncontrolling interest holder’s in Observatory for a total cash consideration of $1.0 million. After completing this transaction, the Company owns 91.9% of the issued and outstanding equity in Observatory.

Exhibit A
CERTIFICATE OF INCORPORATION
OF
MDC PARTNERS INC.
[•]
I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware (the “DGCL”), do execute this Certificate of Incorporation and do hereby certify as follows:
ARTICLE I
The name of the corporation (hereinafter called the “Corporation”) is MDC Partners Inc.
ARTICLE II
SECTION 1. The address of the Corporation’s registered office in the State of Delaware is c/o Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.
SECTION 2. The name and address of the incorporator is as follows [•].
ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
ARTICLE IV
SECTION 1. The total number of shares of all classes of stock which the Corporation shall have authority to issue is [•] shares of capital stock, consisting of:
(1) [•] shares of Preferred Stock, no par value (“Preferred Stock”), including (i) 95,000 shares designated as the “Series 4 Convertible Preferred Stock”, (ii) 30,000,000 shares designated as the “Series 5 Convertible Preferred Stock”, (iii) 50,000 shares designated as the “Series 6 Convertible Preferred Stock” and (iv) 20,000,000 shares designated as the “Series 7 Convertible Preferred Stock”, and
(2) [•] shares of class A common stock, no par value (the “Class A Common Stock”), [•] shares of class B common stock, no par value (the “Class B Common Stock”), and [•] shares of class C common stock, no par value (the “Class C Common Stock” and, together with the Class A Common Stock and Class B Common Stock, the “Common Stock”).
Subject to the rights of the holders of any outstanding class or series of Preferred Stock, the number of authorized shares of either the Preferred Stock or the Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), voting as a single class, and no vote of the holders of either the Preferred Stock or the Common Stock voting separately as a class shall be required therefor.
SECTION 2. The Board of Directors of the Corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions and without stockholder approval, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

SECTION 3. (a) Except as otherwise expressly provided herein or required by law, voting as a single class, each holder of outstanding shares of Class A Common Stock shall be entitled to one vote in respect of each share of Class A Common Stock, each holder of outstanding shares of Class B Common Stock shall be entitled to twenty votes in respect of each share of Class B Common Stock and each holder of outstanding shares of Class C Common Stock shall be entitled to one vote in respect of each share of Class C Common Stock held as of the applicable date on any matter that is submitted to a vote of stockholders of the Corporation; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any amendment to the Designation relating to any series of Preferred Stock attached hereto as Exhibit A, B, C or D) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Designation relating to any series of Preferred Stock attached hereto as Exhibit A, B, C or D) or pursuant to the DGCL.
(b) Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted to such holders by this Certificate of Incorporation (including any Designation relating to such series attached hereto as Exhibit A, B, C or D).
(c) Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock:
1)
All dividends which are declared in any year in the discretion of the Board of Directors on all shares of the Class A Common Stock shall be declared and paid at the same time in an equal or, in the discretion of the Board of Directors, a greater amount per share than those dividends declared in respect of the Class B Common Stock at the time outstanding. All dividends which are declared in any year, in the discretion of the Board of Directors, on all shares of the Class B Common Stock shall be declared and paid at the same time in an equal or, in the discretion of the Board of Directors, a lesser amount per share than those declared in respect of shares of Class A Common Stock.

2)
If any stock dividend is declared on shares of Class A Common Stock, such dividend may be paid in shares of Class A Common Stock or in shares of Class B Common Stock, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the Board of Directors, lesser amounts per share are declared at the same time on shares of the Class B Common Stock and are payable in either shares of Class A Common Stock or in shares of Class B Common Stock, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on shares of Class A Common Stock. If any stock dividend is declared on shares of Class B Common Stock, such dividend may be paid in shares of Class A Common Stock or in shares of Class B Common Stock, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the Board of Directors, greater amounts per share are paid at the same time on shares of the Class A Common Stock and are payable in either shares of Class A Common Stock or in shares of Class B Common Stock, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on shares of Class B Common Stock.

3)
All distributions other than dividends (including, without limiting the generality of the foregoing, any distribution of rights, warrants or options to purchase securities of the Corporation), and all such distributions which may at any time or from time to time be authorized or made:

i)
in respect of shares of the Class A Common Stock, shall be authorized and made at the same time in equal, or in the discretion of the Board of Directors, greater quantities or amounts per share than on shares of Class B Common Stock without preference or distinction; and

ii)
in respect of shares of the Class B Common Stock, shall be authorized and made at the same time in equal, or in the discretion of the directors, lesser quantities or amounts per share than on shares of Class A Common Stock without preference or distinction.

(d)   Except as contemplated by Section 8 of this Article IV, dividends or other distributions shall not be declared or paid on the Class C Common Stock.
(e)   Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Class A Common Stock and Class B Common Stock, as such, shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them. For the avoidance of doubt, a dissolution, liquidation or winding up shall not be deemed to be occasioned by or to include, without limitation, any voluntary consolidation, reorganization, conversion or merger of the Corporation with or into any other corporation or entity or other corporation or entities or a sale, lease, transfer, exchange or conveyance of all or a part of the Corporation’s assets. The holders of the Class C Common Stock, as such, shall not be entitled to receive any assets of the Corporation upon any dissolution, liquidation or winding up of the Corporation.
SECTION 4. Each share of Class B Common Stock shall be convertible at any time, at the option of the holder thereof, into a share of Class A Common Stock, on the basis of one share of Class A Common Stock for each share of Class B Common Stock so converted.
SECTION 5. (a) For the purposes of this Section 5:
1)
“affiliate” has the meaning ascribed thereto under the General Rules and Regulations under the Securities Exchange Act of 1934, as amended;

2)
“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

3)
“Converted Shares” means the shares of Class B Common Stock resulting from the conversion of shares of Class A Common Stock into shares of Class B Common Stock pursuant to Section 5(b) of this Article IV;

4)
“Exclusionary Offer” means an offer to purchase shares of Class B Common Stock that:

i)   must, by reason of applicable securities legislation or the requirements of a stock exchange on which the shares of Class B Common Stock are listed, be made to all or substantially all holders of shares of Class B Common Stock; and
ii)   is not made concurrently with an offer to purchase shares of Class A Common Stock that is identical to the offer to purchase shares of Class B Common Stock in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects, and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are tendered pursuant to the offer for shares of Class B Common Stock, and for the purposes of this definition, if an offer to purchase shares of Class B Common Stock is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for sub-clause (ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase shares of Class A Common Stock;
5)
“Expiry Date” means the last date upon which holders of shares of Class B Common Stock may accept an Exclusionary Offer;

6)
“Offer Date” means the date on which an Exclusionary Offer is made;

7)
“Offeror” means a person or company that makes an offer to purchase shares of Class B Common Stock (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

8)
“transfer agent” means the transfer agent for the time being of the Corporation’s shares of Common Stock.

(b) Subject to paragraphs (e) and (j) of this Section 5, if an Exclusionary Offer is made, each outstanding share of Class A Common Stock shall be convertible into one share of Class B Common Stock at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by, if applicable, the share certificate or certificates representing the shares of Class A Common Stock which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of shares of Class A Common Stock which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and, if applicable, share certificate or certificates, the Corporation shall issue shares of Class B Common Stock as above prescribed and in accordance with paragraph of this Section 5.
(c) An election by a holder of shares of Class A Common Stock to exercise the conversion right provided for in paragraph (b) of this Section 5 shall be deemed to also constitute an irrevocable election by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer) and to exercise the right to convert into shares of Class A Common Stock all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into shares of Class A Common Stock, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his or her right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into shares of Class A Common Stock pursuant to such deemed election shall become effective,
1)
in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

2)
in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(d) Upon completion of the offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror pursuant to the offer. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this subparagraph.
(e) Subject to paragraph (f) of this Section 5, the conversion right provided for in paragraph (b) of this Section 5 shall not come into effect if:
1)
prior to the time at which the Exclusionary Offer is made there is delivered to the transfer agent and to the Secretary of the Corporation certificate or certificates signed by or on behalf of one or more stockholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding shares of Class B Common Stock, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such stockholder, that such stockholder shall not:

i)
accept any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

ii)
make any Exclusionary Offer;

iii)
act jointly or in concert with any person or company that makes any Exclusionary Offer; or

iv)
transfer any shares of Class B Common Stock, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of shares of Class B Common Stock transferred or to be transferred to each transferee;
2)
within seven days after the Offer Date there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more stockholders of the Corporation owning in the aggregate more than 50% of the then outstanding shares of Class B Common Stock, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such stockholder:

i)
the number of shares of Class B Common Stock owned by the stockholder;

ii)
that such stockholder is not making the offer and is not an affiliate of, or acting jointly or in concert with, the person or company making the offer;

iii)
that such stockholder shall not accept the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

iv)
that such stockholder shall not transfer any shares of Class B Common Stock, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of shares of Class B Common Stock transferred or to be transferred to each transferee if this information is known to the transferor; or

3)
any shares of Class C Common Stock are outstanding.

(f) If a notice referred to in sub-clause (e)(1)(i), (e)(1)(iv), (e)(2)(iii) or (e)(2)(iv) of this Section 5 is given and the conversion right provided for in paragraph (b) of this Section 5 has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, make a determination as to whether there are subsisting certifications that comply with either sub-clause (e)(1) or (e)(2) of this Section 5 from stockholders of the Corporation who own in the aggregate more than 50% of the then outstanding shares of Class B Common Stock, exclusive of shares owned immediately prior to the offer by the Offeror. For the purposes of this determination the transaction that is the subject of such notice shall be deemed to have taken place at the time of the determination, and the shares that are the subject of such notice shall be deemed to have been transferred to a person or company from whom the transfer agent had not received such a certification unless the transfer agent is otherwise advised either by such notice or by the transferee in writing. If the transfer agent determines that there are not such subsisting certifications, paragraph (e) of this Section 5 shall cease to apply and the conversion right provided for in paragraph (b) of this Section 5 shall be in effect for the remainder of the Conversion Period.
(g) As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of shares of Class A Common Stock a notice advising the holders as to whether they are entitled to convert their shares of Class A Common Stock into shares of Class B Common Stock and the reasons therefor. If such notice disclosed that they are not so entitled but if subsequently determined that they are so entitled by virtue of paragraph (f) of this Section 5 or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.
(h) If a notice referred to in paragraph (g) of this Section 5 discloses that the conversion right has come into effect, the notice shall:
1)
include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

2)
include the information set out in paragraph (c) of this Section 5; and

3)
be accompanied by a copy of the offer and all other material sent to holders of shares of Class B Common Stock in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of shares of Class B Common Stock in respect of the offer, the Corporation shall send a copy of such additional material to each holder of shares of Class A Common Stock.
(i) Prior to or forthwith after sending any notice referred to in paragraph (g) of this Section 5, the Corporation shall cause a press release describing the contents of the notice.
(j) Notwithstanding anything to the contrary in this Certificate of Incorporation, for the avoidance of doubt, no holder of Class A Common Stock shall have any conversion rights under this Section 5 of Article IV for so long as any shares of Class C Common Stock are outstanding.
SECTION 6. (a) For the purposes of this Section 6:
1)
[“MDC OpCo”] means [Midas OpCo Holdings LLC], a Delaware limited liability and any successor entity thereto;

2)
“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of [MDC OpCo], dated as of the date hereof, by and among [MDC OpCo] and its Members (as defined therein), as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time; and

3)
“Common Unit” means a unit representing limited liability company interests in [MDC OpCo] and constituting a “Common Unit” as defined in the LLC Agreement as in effect on the effective date of this Certificate of Incorporation.

(b) Permitted Owners.   Shares of Class C Common Stock (1) may be issued only in connection with (A) the issuance by [MDC OpCo] of a corresponding number of Common Units and only to the person or entity to whom such Common Units are issued, or (B) Section 8 of this Article IV and (2) may be registered only in the name of (A) a person or entity to whom shares of Class C Common Stock are issued in accordance with clause (1), (B) its successors and assigns, (C) their respective transferees permitted in accordance with Section 6(d) or (D) any subsequent successors, assigns and permitted transferees (collectively, “Permitted Class C Owners”).
(c) Voting.   Except as otherwise required by law or this Certificate of Incorporation (including any Designation), for so long as any shares of Class C Common Stock shall remain outstanding, the Corporation shall not, without the prior vote of the holders of a majority of the shares of Class C Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of this Certificate of Incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other special rights of the Class C Common Stock.
(d) Transfer of Class C Common Stock.
i)   A holder of Class C Common Stock may transfer shares of Class C Common Stock to any transferee (other than the Corporation) only if, and only to the extent permitted by the LLC Agreement, such holder also simultaneously transfers an equal number of such holder’s Common Units to such transferee in compliance with the LLC Agreement. Upon a transfer of Common Units in accordance with the LLC Agreement, a corresponding number of shares of Class C Common Stock held by the holder of such Common Units will automatically and simultaneously be transferred to the same transferee of such Common Units. The transfer restrictions described in this Section 6(d)(i)) are referred to as the “Restrictions.”
ii)   Any purported transfer of shares of Class C Common Stock in violation of the Restrictions shall be null and void. If, notwithstanding the Restrictions, a person shall, voluntarily or involuntarily, purportedly become or attempt to become the purported owner (“Purported Owner”) of shares of Class C Common Stock in violation of the Restrictions, then the Purported Owner shall not obtain any rights in and to such shares of Class C Common Stock (the “Restricted Shares”), and the purported transfer of the Restricted Shares to the Purported Owner shall not be recognized by the Corporation or its transfer agent.

iii)   Upon a determination by the Board of Directors that a person has attempted or may attempt to transfer or to acquire Restricted Shares in violation of the Restrictions, the Board of Directors may take such action as it deems advisable to refuse to give effect to such transfer or acquisition on the books and records of the Corporation, including without limitation, to cause the transfer agent to record the Purported Owner’s transferor as the record owner of the Restricted Shares and to institute proceedings to enjoin or rescind any such transfer or acquisition.
iv)   The Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures that are consistent with the provisions of this Section 6(d) for determining whether any transfer or acquisition of shares of Class C Common Stock would violate the Restrictions and for the orderly application, administration and implementation of the provisions of this Section 6(d). Any such procedures and regulations shall be kept on file with the Secretary of the Corporation and with the transfer agent and shall be made available for inspection by any prospective transferee and, upon written request, shall be mailed to holders of shares of Class C Common Stock.
v)   The Board of Directors shall have all powers necessary to implement the Restrictions, including without limitation, the power to prohibit the transfer of any shares of Class C Common Stock in violation thereof.
(e) Reservation of Class A Common Stock.   The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance upon exchange of shares of Class C Common Stock and Common Units for shares of Class A Common Stock pursuant to the LLC Agreement, such number of shares of Class A Common Stock that shall be issuable upon any such exchange pursuant to the LLC Agreement. All shares of Class A Common Stock that shall be issued upon any such exchange of shares of Class C Common Stock and Common Units pursuant to the LLC Agreement will, upon issuance in accordance with the LLC Agreement, be validly issued, fully paid and nonassessable.
SECTION 7. Shares of Common Stock shall not entitle any holder thereof to any pre-emptive, subscription or redemption rights.
SECTION 8. If the Corporation at any time effects any subdivision (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of the Class A Common Stock into a greater or lesser number of shares, the shares of Class B Common Stock and Class C Common Stock outstanding immediately prior to such subdivision or combination shall be proportionately similarly subdivided or combined such that the ratio of shares of outstanding Class A Common Stock to shares of outstanding Class B Common Stock immediately prior to such subdivision or combination shall be maintained immediately after such subdivision or combination and the ratio of shares of outstanding Class A Common Stock to shares of outstanding Class B Common Stock immediately prior to such subdivision or combination shall be maintained immediately after such subdivision or combination. If the Corporation at any time effects any subdivision (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of the Class B Common Stock into a greater or lesser number of shares, the shares of Class A Common Stock and Class C Common Stock outstanding immediately prior to such subdivision or combination shall be proportionately similarly subdivided or combined such that the ratio of shares of outstanding Class B Common Stock to shares of outstanding Class A Common Stock immediately prior to such subdivision or combination shall be maintained immediately after such subdivision or combination and the ratio of shares of outstanding Class B Common Stock to shares of outstanding Class C Common Stock immediately prior to such subdivision or combination shall be maintained immediately after such subdivision or combination. If the Corporation at any time effects any subdivision (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of the Class C Common Stock into a greater or lesser number of shares, the shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such subdivision or combination shall be proportionately similarly subdivided or combined such that the ratio of shares of outstanding Class C Common Stock to shares of outstanding Class A Common Stock immediately prior to such subdivision or combination shall be maintained immediately after such subdivision or combination and the ratio of shares of outstanding Class C Common Stock to shares of outstanding Class B Common Stock immediately prior to such subdivision or combination shall be maintained immediately after such subdivision or combination.
SECTION 9. As of the date of this Certificate of Incorporation, the Board of Directors has provided for the issuance of Series 4 Convertible Preferred Stock with the voting powers, designations, preferences and relative, participating, option or other special rights, and qualifications as set forth in Exhibit A attached hereto.
SECTION 10. As of the date of this Certificate of Incorporation, the Board of Directors has provided for the issuance of Series 5 Convertible Preferred Stock with the voting powers, designations, preferences and relative, participating, option or other special rights, and qualifications as set forth in Exhibit B attached hereto.
SECTION 11. As of the date of this Certificate of Incorporation, the Board of Directors has provided for the issuance of Series 6 Convertible Preferred Stock with the voting powers, designations, preferences and relative, participating, option or other special rights, and qualifications as set forth in Exhibit C attached hereto.
SECTION 12. As of the date of this Certificate of Incorporation, the Board of Directors has provided for the issuance of Series 7 Convertible Preferred Stock with the voting powers, designations, preferences and relative, participating, option or other special rights, and qualifications as set forth in Exhibit D attached hereto.
ARTICLE V
SECTION 1. (a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Except as otherwise fixed pursuant to the terms of (i) any outstanding series of Preferred Stock pursuant to this Certificate of Incorporation (including any Designation relating to such series of Preferred Stock attached hereto as Exhibit A, B, C or D) or (ii) the Transaction Agreement, dated as of December 21, 2020, by and among Stagwell Media LP, a Delaware limited partnership (“Stagwell”), New MDC LLC, a Delaware limited liability company, Midas Merger Sub 1 LLC, a Delaware limited liability company, and MDC Partners Inc., a Canadian corporation which domesticated as a Delaware corporation prior to the date hereof and converted into MDC OpCo, the number of directors of the Corporation shall be fixed from time to time by the Board of Directors. In no event shall a decrease in the number of directors constituting the Board of Directors shorten the term of any incumbent director.
(b) The directors of the Corporation, other than those who may be elected by the holders of any series of Preferred Stock voting separately pursuant to this Certificate of Incorporation (including any Designation relating to such series of Preferred Stock attached hereto as Exhibit A, B, C or D), shall be elected by the stockholders entitled to vote thereon at each annual meeting of stockholders. Each director shall be elected annually and shall hold office until the next annual meeting of stockholders and until his or her respective successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. The election of directors need not be by written ballot.
SECTION 2. Advance notice of nominations for the election of directors shall be given in the manner and to the extent provided in the By-laws of the Corporation.
SECTION 3. (a) Except as otherwise provided for or fixed by or pursuant to the provisions of this Certificate of Incorporation relating to the rights of the holders of any outstanding series of Preferred Stock (including any Designation relating to such series of Preferred Stock attached hereto as Exhibit A, B, C or D), newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall only be filled by the Board of Directors by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, or if not so filled, by the stockholders at the next annual meeting thereof. Any director elected in accordance with the first sentence of this Section 3 shall hold office for a term that shall coincide with the remaining term such director is elected to and until such director’s successor shall have been duly elected and qualified or until his or her earlier resignation or removal.

(b) Any director or the entire Board of Directors may be removed with or without cause, and, in either case, such removal shall require the affirmative vote of holders of shares representing at least a majority of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation. Notwithstanding the foregoing, whenever holders of outstanding shares of one or more series of Preferred Stock voting separately are entitled to elect directors of the Corporation pursuant to the provisions of this Certificate of Incorporation (including any Designation relating to such series of Preferred Stock attached hereto as Exhibit A, B, C or D), any such director of the Corporation so elected may be removed in accordance with this Certificate of Incorporation (including any such Designation).
ARTICLE VI
SECTION 1. Subject to the rights of the holders of any outstanding series of Preferred Stock, until the first date on which Stagwell and its Permitted Transferees (as defined in the LLC Agreement), directly or indirectly, cease to beneficially own, in the aggregate, shares of Common Stock representing at least thirty percent (30%) of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation (such date, the “Trigger Date”), any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (or deemed to be in writing under applicable law), setting forth the action so taken, shall be signed by stockholders (or deemed to be signed by stockholders under applicable law) representing not less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered and dated as required by law. Prompt notice of the taking of such action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. The Secretary of the Corporation shall file such consents with the minutes of the meetings of the stockholders. From and after the Trigger Date, any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders.
SECTION 2. Except as otherwise required by law and subject to the rights of the holders of any outstanding series of Preferred Stock, special meetings of stockholders of the Corporation may only be called by (a) the Chairman of the Board of Directors or (b) the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors (the entire Board of Directors being the total number of authorized directors, whether or not there exist any vacancies or unfilled previously authorized directorships); provided, however, that until the Trigger Date, special meetings of stockholders of the Corporation shall also be called by the Secretary of the Corporation at the request of the holders of at least thirty percent (30%) of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation or as otherwise provided in the By-laws of the Corporation. From and after the Trigger Date, the stockholders of the Corporation shall not have the power to call a special meeting of the stockholders of the Corporation or to request the Secretary of the Corporation to call a special meeting of the stockholders.
ARTICLE VII
In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors is expressly authorized to adopt, repeal, alter or amend the By-laws of the Corporation by the vote of a majority of the entire Board of Directors. In addition to any requirements of law and any other provision of this Certificate of Incorporation (and notwithstanding the fact that a lesser percentage may be specified by law), the affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote in the election of directors of the Corporation, voting together as a single class, shall be required for stockholders to adopt, amend, alter or repeal any provision of the By-laws of the Corporation.
ARTICLE VIII

The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are subject to this reservation.
ARTICLE IX
SECTION 1. To the fullest extent that the DGCL or any other law of the State of Delaware as it exists or as it may hereafter be amended permits the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.
SECTION 2. To the fullest extent that the DGCL or any other law of the State of Delaware as it exists or as it may hereafter be amended permits, including to the extent that such law or amendment permits the Corporation to provide broader indemnification rights than permitted prior to such law or amendment, the Corporation may provide indemnification of (and advancement of expenses to) its current and former directors, officers and agents (and any other persons to which the DGCL permits the Corporation to provide indemnification) through By-law provisions, agreements with such agents or other persons, votes of stockholders or disinterested directors or otherwise.
SECTION 3. No amendment to or repeal of any Section of this Article IX, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any action or proceeding accruing or arising, prior to such amendment, repeal or adoption of an inconsistent provision.
ARTICLE X
SECTION 1. In recognition and anticipation that Exempted Persons (as defined below) (i) currently or may in the future serve as directors, officers or agents of the Corporation or its Subsidiaries (as defined below), (ii) currently or may in the future have access to information about the Corporation and its Subsidiaries that may, to the fullest extent permitted by applicable law, enhance each such Exempted Person’s knowledge and understanding of (A) the industries in which the Corporation and its Subsidiaries operate (collectively, “Acquired Knowledge”), (B) the activities in which the Corporation and its Subsidiaries now engage, may continue to engage or may in the future engage (which shall include, without limitation, other business activities that overlap with or compete with those in which the Corporation and its Affiliates (as defined below) and Subsidiaries may engage directly or indirectly) or (C) related lines of business in which the Corporation or its Subsidiaries may engage directly or indirectly and (iii) currently or may in the future have an interest in the same or similar areas of corporate opportunity as the Corporation or its Subsidiaries may have an interest directly or indirectly, the provisions of this Article X are set forth to regulate and define, to the fullest extent permitted by the DGCL and other applicable law, the conduct of certain affairs of the Corporation and its Subsidiaries with respect to certain classes or categories of business opportunities as they may involve an Exempted Person, and the powers, rights, duties and liabilities of the Corporation and its Subsidiaries and their respective direct or indirect partners, members, and stockholders in connection therewith.
SECTION 2. (a) Notwithstanding any provision of this Certificate of Incorporation to the contrary, to the fullest extent permitted by the DGCL and other applicable law, if any Exempted Person acquires knowledge of a potential Corporate Opportunity (as defined below) or otherwise is then exploiting any Corporate Opportunity, the Corporation and its Affiliates and Subsidiaries shall have no interest or expectancy in such Corporate Opportunity, or in being offered an opportunity to participate in such Corporate Opportunity, and any interest or expectancy in any Corporate Opportunity or any expectation in being offered the opportunity to participate in any Corporate Opportunity is hereby renounced and waived so that, such Exempted Person, to the fullest extent permitted by the DGCL and other applicable law, (i) shall have no duty (fiduciary, contractual or otherwise) to communicate or present such Corporate Opportunity to the Corporation or any of its Affiliates or Subsidiaries or any stockholder; (ii) shall have the right to hold or pursue, directly or indirectly, any such Corporate Opportunity for such Exempted Person’s own account and benefit or such Exempted Person may direct such Corporate Opportunity to another Person (as defined below); and (iii) shall not be liable to the Corporation, any of its Affiliates or Subsidiaries, their respective Affiliates or their respective direct or indirect partners, members or stockholders, for breach of any duty

(fiduciary, contractual or otherwise) as a stockholder, director or officer of the Corporation or otherwise by reason of the fact that it pursues or acquires such Corporate Opportunity, directs such Corporate Opportunity to another Person or does not communicate information regarding such Corporate Opportunity to the Corporation or any of its Affiliates or Subsidiaries.
(b) The Corporation hereby expressly acknowledges and agrees that the Exempted Persons have the right to, and shall have no duty (contractual or otherwise) not to, (i) directly or indirectly engage in the same or similar business activities or lines of business as the Corporation or any of its Subsidiaries engages or proposes to engage, on such Exempted Person’s own behalf, or in partnership with, or as an employee, officer, director, member or stockholder of any other Person, including those lines of business deemed to be competing with the Corporation or any of its Subsidiaries; (ii) do business with any potential or actual customer or supplier of the Corporation or any of its Affiliates or Subsidiaries; and (iii) employ or otherwise engage any officer or employee of the Corporation or any of its Affiliates or Subsidiaries. The Corporation hereby expressly acknowledges and agrees that neither the Corporation nor any of its Affiliates or Subsidiaries nor any stockholder shall have any rights in and to the business ventures of any Exempted Person, or the income or profits derived therefrom. To the fullest extent permitted by the DGCL and other applicable law, none of the Exempted Persons shall be liable to the Corporation, any of its Affiliates or Subsidiaries, their respective Affiliates or their respective direct or indirect partners, members, or stockholders, for breach of any duty (fiduciary, contractual or otherwise) as a stockholder, director or officer of the Corporation or otherwise by reason that such Exempted Person is engaging in any activities or lines of business or competing with the Corporation or its Subsidiaries.
(c) The Corporation hereby acknowledges and agrees that, to the fullest extent permitted by the DGCL and other applicable law, (i) in the event of any conflict of interest between the Corporation or any of its Subsidiaries, on the one hand, and any Exempted Person, on the other hand, such Exempted Person may act in its best interest or in the best interest of any other Exempted Person and (ii) no Exempted Person shall be obligated to (A) reveal to the Corporation or any of its Subsidiaries confidential information belonging to or relating to the business of any Exempted Person or (B) recommend or take any action in its capacity as stockholder, director or officer, as the case may be, that prefers the interest of the Corporation or any of its Subsidiaries over the interest of any Exempted Person.
(d) The Corporation hereby acknowledges and agrees that, to the fullest extent permitted by the DGCL and other applicable law, each Exempted Person is not restricted from using Acquired Knowledge in making investment, voting, monitoring, governance or other decisions relating to other entities or securities.
SECTION 3. Any Person purchasing or otherwise acquiring any interest in any shares of the capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.
SECTION 4. For purposes of this Article X, a director who is Chairman of the Board of Directors or chairman of a committee of the Board of Directors is not deemed an officer of the Corporation by reason of holding that position unless that person is a full-time employee of the Corporation.
SECTION 5. If this Article X or any portion hereof shall be invalidated or held to be unenforceable on any ground by any court of competent jurisdiction, the decision of which shall not have been reversed on appeal, this Article X shall be deemed to be modified to the minimum extent necessary to avoid a violation of law and, as so modified, this Article X and the remaining provisions hereof shall remain valid and enforceable in accordance with their terms to the fullest extent permitted by law.
SECTION 6. For the purposes of this Article X,
(a) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person.
(b) “Corporate Opportunity” means (i) an investment or business opportunity or activity, including without limitation those that might be considered the same as or similar to the Corporation’s business or the business of any Affiliate or Subsidiary of the Corporation, including those deemed to be competing with the Corporation or any Affiliate or Subsidiary of the Corporation, or (ii) a prospective economic or competitive advantage in which the Corporation or any Affiliate or Subsidiary of the Corporation could have an interest or expectancy. In addition to and notwithstanding the foregoing, a Corporate Opportunity shall not be deemed to be a potential opportunity for the Corporation or any Affiliates or Subsidiary if it is a business opportunity that (i) the Corporation, Affiliate or Subsidiary, as applicable, is not financially able or contractually permitted or legally able to undertake, (ii) from its nature, is not in the line of the Corporation’s, Affiliate’s or Subsidiary’s, as applicable, business or is of no practical advantage to it or (iii) is one in which the Corporation, Affiliate or Subsidiary, as applicable, has no interest or reasonable expectancy.
(c) “Exempted Person” means each Person that is a director of the Corporation who is not an employee of the Corporation of any of its subsidiaries.
(d) “Person” means any individual, corporation, partnership, unincorporated association or other entity.
(e) “Subsidiary” with respect to any Person means: (i) a corporation, a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly owned by such Person, by a Subsidiary of such Person, or by such Person and one or more Subsidiaries of such Person, without regard to whether the voting of such capital stock is subject to a voting agreement or similar restriction, (ii) a partnership or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, (A) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (B) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company or (iii) any other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (A) the power to elect or direct the election of a majority of the members of the governing body of such Person (whether or not such power is subject to a voting agreement or similar restriction) or (B) in the absence of such a governing body, a majority ownership interest.
ARTICLE XI
The Corporation expressly opts out of, and elects not to be governed by the “Business Combinations with Interested Stockholders” provisions contained in Section 203 of the DGCL (“Section 203”), as permitted under Subsection 203(b) of the DGCL, until the first date on which Stagwell and its Permitted Transferees, directly or indirectly, cease to beneficially own, in the aggregate, shares of Common Stock representing at least five percent (5%) of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation. From and after such date, the Corporation shall be governed by Section 203 so long as Section 203 by its terms would apply to the Corporation.
ARTICLE XII
Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action or proceeding asserting a claim arising pursuant to any provision of the DGCL (or any successor provision thereto) or as to which the DGCL (or any successor provision thereto) confers jurisdiction on the Court of Chancery of the State of Delaware, (d) any action or proceeding asserting a claim against the corporation or any current or former directors, officer or other employee of the corporation arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the By-Laws of the Corporation (as each may be amended form time to time), (e) any action or proceeding asserting a claim governed by the internal affairs doctrine or (f) any other action or proceeding asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL shall be the Court of Chancery of the State of Delaware, in all cases to the fullest extent permitted by law, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, any other state or federal court located within the State of Delaware.

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.
ARTICLE XIII
The Corporation is to have perpetual existence.
ARTICLE XIV
If any provision (or any part thereof) of this Certificate of Incorporation shall be held invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any section of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any section containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.
[Remainder of Page Intentionally Left Blank]

EXHIBIT A
Designation of Series 4 Convertible Preferred Stock

EXHIBIT B
Designation of Series 5 Convertible Preferred Stock

EXHIBIT C
Designation of Series 6 Convertible Preferred Stock

EXHIBIT D
Designation of Series 7 Convertible Preferred Stock

Exhibit B
MDC PARTNERS INC.
BY-LAWS
Effective as of [           ]
ARTICLE I
OFFICES
SECTION 1.1 Registered Office. The registered office of MDC Partners Inc. (hereinafter, the “Corporation”) in the State of Delaware shall be at 1209 N Orange St, Wilmington, DE 19801, and the registered agent shall be The Corporation Trust Company, or such other office or agent as the Board of Directors of the Corporation (the “Board”) shall from time to time select.
SECTION 1.2 Other Offices. The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or outside of the State of Delaware, as the Board may from time to time determine or the business of the Corporation may require.
ARTICLE II
MEETINGS OF STOCKHOLDERS
SECTION 2.1 Place of Meeting. All meetings of the stockholders of the Corporation (the “stockholders”) shall be at a place either within or outside of the State of Delaware, or by means of remote communication, to be determined by the Board and as specified in the notice of meeting. In the absence of such a determination, a meeting of stockholders shall be held at the principal executive office of the Corporation.
SECTION 2.2 Annual Meetings. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on such date and at such hour as shall from time to time be fixed by the Board. Any previously scheduled annual meeting of the stockholders may be postponed, rescheduled or cancelled by action of the Board taken prior to the time previously scheduled for such annual meeting of the stockholders.
SECTION 2.3 Special Meetings. Except as otherwise required by law or the Certificate of Incorporation of the Corporation (the “Certificate”), and subject to the rights of the holders of any outstanding series of preferred stock of the Corporation (“Preferred Stock”), special meetings of the stockholders for any purpose or purposes may be called only by (a) the Chairman of the Board or (b) the Board pursuant to a resolution approved by a majority of the entire Board; provided, however, that until the first date on which Stagwell and its Permitted Transferees (as defined in the Amended and Restated Limited Liability Company Agreement of [MDC OpCo], dated as of the date hereof, by and among [MDC OpCo] and its Members (as defined therein), as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time), directly or indirectly, cease to beneficially own, in the aggregate, shares of Common Stock representing at least thirty percent (30%) of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation (such date, the “Trigger Date”), special meetings of stockholders of the Corporation shall also be called by the Secretary of the Corporation at the request of the holders of at least thirty percent (30%) of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation. From and after the Trigger Date, the stockholders of the Corporation shall not have the power to call a special meeting of the stockholders of the Corporation or to request the Secretary of the Corporation to call a special meeting of the stockholders. Only such business as is specified in the Corporation’s notice of any special meeting of stockholders shall come before such meeting. A special meeting shall be held at such place (or remotely), on such date and at such time as shall be fixed by the Board or as the Secretary of the Corporation shall designate and state in the notice of the meeting. The Board may postpone, reschedule or cancel any such meeting; provided, however, that with respect to any special meeting of stockholders previously scheduled at the request of the holders of at least thirty percent (30%) of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation, the Board shall not postpone, reschedule or cancel such special meeting without the prior written consent of such stockholders.
SECTION 2.4 Notice of Meetings. Except as otherwise provided by law, notice, including by electronic transmission in the manner provided by the General Corporation Law of the State of Delaware (the “DGCL”), of each meeting of the stockholders, whether annual or special, shall be given by the Corporation not less than 10 days nor more than 60 days before the date of the meeting to each stockholder of record entitled to notice of the meeting. If mailed, such notice shall be deemed given when deposited in the U.S. mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Each such notice shall state the place (or, if applicable, that the meeting will be held remotely), the date and the hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice of any meeting of the stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy without protesting, prior to or at the commencement of the meeting, the lack of proper notice to such stockholder, or who shall waive notice thereof as provided in Article X of these By-laws. Notice of adjournment of a meeting of the stockholders need not be given if the time and place, if any, to which it is adjourned are announced at such meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.
SECTION 2.5 Quorum. Except as otherwise provided by law or by the Certificate, the holders of a majority in voting power of the shares of capital stock of the Corporation entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum at any meeting of the stockholders; provided, however, that in the case of any vote to be taken by classes or series, the holders of a majority in voting power of the shares of any such class or series of capital stock of the Corporation entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum of such class or series. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum.
SECTION 2.6 Adjournments. The chairman of the meeting or the holders of a majority in voting power of the shares of capital stock of the Corporation entitled to vote and who are present in person or by proxy may adjourn the meeting from time to time whether or not a quorum is present. In the event that a quorum does not exist with respect to any vote to be taken by a particular class or series, the chairman of the meeting or the holders of a majority in voting power of the shares of such class or series who are present in person or by proxy may adjourn the meeting with respect to the vote(s) to be taken by such class or series. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.
SECTION 2.7 Order of Business.
(a) At each meeting of the stockholders, the Chairman of the Board or, in the absence of the Chairman of the Board, the Chief Executive Officer or, in the absence of the Chairman of the Board and the Chief Executive Officer, such person as shall be selected by the Board, shall act as chairman of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.
(b) At any annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the annual meeting (i) by or at the direction of the chairman of the meeting, (ii) by any stockholder who is a holder of record at the time of the giving of the notice provided for in Section 2.7(b), who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.7 (such business, “Stockholder Business”), or (iii) by any stockholder or stockholders that, pursuant to Section 2.10 hereof, has the power to take such action by written consent. This Section 2.7 is the exclusive means by which a stockholder may bring business before a meeting of stockholders.
(c) Subject to Section 2.7(b)(iii), for business (other than nominations for election of directors, which are governed by Section 3.3) properly to be brought before an annual meeting of stockholders by a stockholder, the stockholder must have given timely notice thereof (a “Notice of Business”) in proper written form to the Secretary of the Corporation (the “Secretary”). To be timely, a Notice of Business must be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting as first specified in the Corporation’s notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent); provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, a Notice of Business to be timely must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made; provided, further, that for the purpose of calculating the timeliness of a Notice of Business for the 2021 annual meeting of stockholders, the date of the immediately preceding annual meeting shall be deemed to be June 25, 2020. In no event shall the public announcement of an adjournment or postponement, or an adjournment or postponement, of a meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. To be in proper written form, the Notice of Business must set forth:
(i) the name and record address of each stockholder proposing to bring business before the annual meeting (each, a “Proponent”), as they appear on the Corporation’s books;
(ii) the name and address of each Stockholder Associated Person (as defined below in this Section 2.7);
(iii) as to each Proponent and each Stockholder Associated Person, (A) the class or series and number of shares of stock directly or indirectly held of record and beneficially by such Proponent and Stockholder Associated Person, (B) a description of any agreement, arrangement or understanding, direct or indirect, with respect to the business to be brought before the annual meeting, between or among any Proponent and any Stockholder Associated Person, (C) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions and borrowed or loaned shares) that has been entered into, directly or indirectly, as of the date of the notice by, or on behalf of, any Proponent and any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, any Proponent and any Stockholder Associated Person with respect to shares of stock of the Corporation (a “Derivative”), (D) a description in reasonable detail of any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which any Proponent and any Stockholder Associated Person has a right to vote any shares of stock of the Corporation and (E) any profit-sharing or any performance-related fees (other than an asset-based fee) that any Proponent or any Stockholder Associated Person is entitled to, based on any increase or decrease in the value of stock of the Corporation or Derivatives thereof, if any, as of the date of such notice. The information specified in Section 2.7(c)(i) to (iii) is referred to herein as “Stockholder Information”;
(iv) a representation that each Proponent is a holder of record of stock of the Corporation entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to propose such proposed business;
(v) a brief description of the business desired to be brought before the annual meeting, the text of the proposal (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the By-laws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting;
(vi) any material interest of any Proponent and any Stockholder Associated Person in such proposed business;

(vii) a representation as to whether the Proponent(s) intend (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt such Stockholder Business or (B) otherwise to solicit proxies from stockholders in support of such Stockholder Business;
(viii) all other information that would be required to be filed with the U.S. Securities and Exchange Commission (“SEC”) if the Proponent(s) or Stockholder Associated Persons were participants in a solicitation subject to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor of such Section); and
(ix) a representation that each Proponent shall provide any other information reasonably requested by the Corporation.
(d) In addition, each Proponent shall affirm as true and correct the information provided to the Corporation in the Notice of Business or at the Corporation’s request pursuant to Section 2.7(c)(ix) (and shall update or supplement such information as needed so that such information shall be true and correct) as of (i) the record date for the meeting and (ii) the date that is 10 business days prior to the announced date of the annual meeting to which the Notice of Business relates. Such affirmation, update and/or supplement must be delivered personally or mailed to, and received at the principal executive offices of the Corporation, addressed to the Secretary, by no later than five business days after the applicable date specified in clause (i) and (ii) of the foregoing sentence.
(e) The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting, that business was not properly brought before the meeting in accordance with the procedures set forth in this Section 2.7, and, if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
(f) If the Proponent (or a qualified representative of the Proponent) does not appear at the meeting of stockholders to present the Stockholder Business such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. A “qualified representative” of the Proponent or any stockholder means a person who is a duly authorized officer, manager or partner of such stockholder or has been authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy with respect to the specific matter to be considered at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction (to the reasonable satisfaction of the person presiding over the meeting) of the writing or electronic transmission, at the meeting of stockholders prior to the taking of action by such person on behalf of the stockholder.
(g) “Stockholder Associated Person” means with respect to any Proponent or Nominating Stockholder (as defined below), (i) any other beneficial owner of stock of the Corporation owned of record or beneficially by such Proponent or Nominating Stockholder and (ii) any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, is under common control with such Proponent or Nominating Stockholder.
(h) “Control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.
(i) The notice requirements of this Section 2.7 shall be deemed satisfied with respect to stockholder proposals that have been properly brought under Rule 14a-8 of the Exchange Act (or any such successor rule) and that are included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. Further, nothing in this Section 2.7 shall be deemed to affect any rights of the holders of any series of Preferred Stock pursuant to any applicable provision of the Certificate.
SECTION 2.8 List of Stockholders. It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least 10 days before each meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in such stockholder’s name. Such list shall be produced and kept available at the times and places required by law.

SECTION 2.9 Voting.
(a) Except as otherwise provided by law or by the Certificate, each stockholder of record of any series of Preferred Stock shall be entitled at each meeting of the stockholders to such number of votes, if any, for each share of such stock as may be fixed in the Certificate (or relevant Certificate of Designation) or in the resolution or resolutions adopted by the Board providing for the issuance of such stock, and each stockholder of record of (i) Class A Common Stock shall be entitled at each meeting of the stockholders to one vote for each share of such stock, (ii) Class B Common Stock shall be entitled at each meeting of the stockholders to twenty votes for each share of such stock and (iii) Class C Common Stock shall be entitled at each meeting of the stockholders to one vote for each share of such stock, in each case, registered in such stockholder’s name on the books of the Corporation:
(i) on the date fixed pursuant to Section 7.6 of these By-laws as the record date for the determination of stockholders entitled to notice of and to vote at such meeting; or
(ii) if no such record date shall have been so fixed, then at the close of business on the day before the day on which notice of such meeting is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held.
(b) Each stockholder entitled to vote at any meeting of the stockholders may authorize another person or persons to act for such stockholder by proxy. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated for holding such meeting, but in any event not later than the time designated in the order of business for so delivering such proxies. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.
(c) Except as otherwise required by law and except as otherwise provided in the Certificate or these By-laws, at each meeting of the stockholders, all corporate actions to be taken by vote of the stockholders shall be authorized by holders of a majority in voting power of the shares of capital stock of the Corporation entitled to vote thereon and who are present in person or represented by proxy, and where a separate vote by class or series is required, by holders of a majority in voting power of the shares of such class or series who are entitled to vote thereon and are present in person or represented by proxy shall be the act of such class or series.
(d) Unless required by law or determined by the chairman of the meeting to be advisable, the vote on any matter, including, without limitation, the election of directors, need not be by written ballot.
SECTION 2.10 Action by Written Consent. Notwithstanding anything herein to the contrary, until the Trigger Date, any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (or deemed to be in writing under applicable law), setting forth the action so taken, shall be signed by stockholders (or deemed to be signed by stockholders under applicable law) representing not less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered and dated as required by law. Prompt notice of the taking of such action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. The Secretary shall file such consents with the minutes of the meetings of the stockholders. From and after the Trigger Date, any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders.
SECTION 2.11 Inspectors. The chairman of the meeting shall appoint one or more inspectors to act at any meeting of the stockholders. Such inspectors shall perform such duties as shall be required by law or specified by the chairman of the meeting. Inspectors need not be stockholders. No director or nominee for the office of director shall be appointed such inspector.
SECTION 2.12 Public Announcements. For the purpose of Section 2.7, “public announcement” shall mean disclosure (i) in a press release reported by the Dow Jones Newswire, Business Wire, Reuters Information

Service or any similar or successor news wire service or (ii) in a communication distributed generally to stockholders and in a document publicly filed by the Corporation with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act.
ARTICLE III
BOARD OF DIRECTORS
SECTION 3.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation (or grant authority to exercise such powers) and do all such lawful acts and things as are not by law or by the Certificate directed or required to be exercised or done by the stockholders.
SECTION 3.2 Number, Qualification and Election.
(a) The number of directors constituting the Board shall be determined in accordance with the Certificate. The terms of office of directors shall be governed by the Certificate.
(b) Each director shall be at least 21 years of age. Directors need not be stockholders of the Corporation. No person shall qualify for service as a director of the Corporation if he or she is a party to any compensatory, payment, indemnification or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, or has received any such compensation or other payment from any person or entity other than the Corporation, in each case in connection with candidacy or service as a director of the Corporation, unless he or she discloses such compensatory, payment or other financial agreement, arrangement or understanding, or receipt of any such compensation or other payment, to the Corporation pursuant to the requirements and procedures set forth in Section 3.3(a)(iv) as if such person were a Stockholder Nominee (as defined below in Section 3.3(a)(iii)) thereunder.
(c) A nominee for director shall be elected to the Board by a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote for nominees in the election of directors or in any action by written consent in lieu of such a meeting.
SECTION 3.3 Notification of Nominations.
(a) Subject to the rights of the holders of any outstanding series of Preferred Stock and the terms of the Transaction Agreement, dated as of [•], by and among Stagwell Media LP, a Delaware limited partnership (“Stagwell”), Stagwell Blocker LLC, a Delaware limited liability company, and MDC Partners Inc., a Canadian corporation which domesticated as a Delaware corporation prior to the date hereof and converted into [Midas OpCo Holdings LLC], a Delaware limited liability company (as amended, modified or supplemented from time to time, the “Transaction Agreement”), nominations for the election of directors may be made (i) by the Board or by any stockholder pursuant to this Section 3.3 who is a stockholder of record at the time of giving of the notice of nomination provided for in this Section 3.3 and who is entitled to vote for the election of directors; or (ii) by any stockholder or stockholders that, pursuant to Section 2.10 hereof, have a sufficient number of votes to remove directors by written consent. This Section 3.3 is the exclusive means by which a stockholder may nominate a person for election to the Board. Subject to clause (ii) of the first sentence of this Section 3.3(a), any stockholder of record entitled to vote for the election of directors at a meeting may nominate persons for election as directors only if timely written notice (a “Notice of Nomination”) of such stockholder’s intent to make such nomination is given in proper written form to the Secretary. To be timely, a Notice of Nomination must be delivered to or mailed and received at the principal executive offices of the Corporation (i) with respect to an election to be held at an annual meeting of the stockholders, not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting as first specified in the Corporation’s notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent); provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, a Notice of Nomination to be timely must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made; provided, further, that for the purpose of calculating the timeliness of stockholder notices for the 2021 annual meeting of stockholders, the date of the immediately preceding annual meeting shall be deemed to be June 25, 2020 and (ii) with respect to an election to be held at a special meeting of the stockholders for the election of directors, not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting. In no event shall the public announcement of an adjournment or postponement, or an adjournment or postponement, of a meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. To be in proper written form, the Notice of Nomination shall set forth:
(i) the Stockholder Information with respect to each stockholder nominating persons for election to the Board (each, a “Nominating Stockholder”) and each Stockholder Associated Person;
(ii) a representation that each Nominating Stockholder is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such nomination;
(iii) all information regarding each Nominating Stockholder, each nominee (each, a “Stockholder Nominee”) and each Stockholder Associated Person that would be required to be disclosed in a solicitation of proxies subject to Section 14 of the Exchange Act;
(iv) (A) each Stockholder Nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (B) a completed and duly executed written questionnaire completed and signed by each Stockholder Nominee with respect to the background, qualifications and independence of such Stockholder Nominee (in the form provided by the Secretary upon written request); (C) a completed and duly executed written questionnaire with respect to the background and qualification with respect to such Nominating Stockholder and any other person or entity on whose behalf, directly or indirectly, the nomination is being made (in the form provided by the Secretary upon written request), and (D) each Stockholder Nominee’s written representation and agreement (in the form provided by the Secretary upon written request), (i) that if elected as a director of the Corporation, such person will submit an irrevocable resignation effective upon (x) such person’s failure to receive a majority of the votes cast in an uncontested election and (y) the acceptance of such resignation by the Board, (ii) that such person currently intends to serve as a director for the full term for which such person is standing for election, (iii) that such person is not and will not become party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (iv) that such person is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, and (v) that in the person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation, and any other Corporation policies and guidelines applicable to Corporation directors;
(v) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among a Nominating Stockholder, Stockholder Associated Person or others acting in concert therewith, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K (or any such successor rule) if the Nominating Stockholder, Stockholder Associated Person or any person acting in concert therewith, were the “registrant” for purposes of such rule and the Stockholder Nominee were a director or executive of such registrant;
(vi) a duly executed representation as to whether the Nominating Stockholder(s) intend (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination or (B) otherwise to solicit proxies from stockholders in support of such nomination;
(vii) all other information that would be required to be filed with the SEC if the Nominating Stockholder(s) and Stockholder Associated Person were participants in a solicitation subject to Section 14 of the Exchange Act (or any such successor section); and
(viii) a duly executed representation that each Nominating Stockholder shall provide any other information reasonably requested by the Corporation.
(b) In addition, each Proponent shall affirm as true and correct the information provided to the Corporation in the Notice of Nomination or, at the Corporation’s request, such information provided pursuant to Section 3.3(a)(vii) (and shall update or supplement such information as needed so that such information shall be true and correct) as of (i) the record date for the meeting and (ii) the date that is 10 business days prior to the announced date of the meeting to which the Notice of Nomination relates. Such affirmation, update and/or supplement must be delivered personally or mailed to, and received at the principal executive offices of the Corporation, addressed to the Secretary, by no later than five business days after the applicable date specified in clause (i) and (ii) of the foregoing sentence.
(c) The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting, that the nomination was not made in accordance with the procedures set forth in this Section 3.3, and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.
(d) If the Nominating Stockholder (or a qualified representative of the stockholder) does not appear at the applicable stockholder meeting to nominate the Stockholder Nominees, such nomination shall be disregarded and such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.
(e) Nothing in this Section 3.3 shall be deemed to affect any rights of the holders of any series of Preferred Stock pursuant to any applicable provision of the Certificate or any Certificate of Designation.
SECTION 3.4 Quorum and Manner of Acting. Except as otherwise provided by law, the Certificate or these By-laws, a majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and, except as so provided, the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place, if any, whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.
SECTION 3.5 Place of Meeting. Subject to Sections 3.6 and 3.7, the Board may hold its meetings at such place or places, if any, either within or outside of the State of Delaware, as the Board may from time to time determine, or as shall be specified or fixed in the respective notices or waivers of notice thereof.
SECTION 3.6 Regular Meetings. Regular meetings of the Board shall be held at such times as the Board shall from time to time determine, at such locations as the Board may determine. No fewer than four meetings of the Board shall be held per year.
SECTION 3.7 Special Meetings. Special meetings of the Board shall be held whenever called by the Chairman of the Board, the Chief Executive Officer or by a majority of the non-employee directors, and shall be held at such place, if any, on such date and at such time as he, she or they, as applicable, shall fix.
SECTION 3.8 Notice of Meetings. Notice of regular meetings of the Board or of any adjourned meeting thereof need not be given. Notice of each special meeting of the Board shall be given by overnight delivery service or mailed to each director, in either case addressed to such director at such director’s residence or usual place of business, at least 48 hours before the day on which the meeting is to be held or shall be sent to such director at such place by telecopy or by electronic transmission or shall be given personally or by telephone, not later than 24 hours before the meeting is to be held, but notice need not be given to any director who shall, either before or after the meeting, submit a waiver of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to such director. Unless otherwise required by these By-laws, every such notice shall state the time and place, if any, but need not state the purpose of the meeting.
SECTION 3.9 Rules and Regulations. The Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these By-laws for the conduct of its meetings and management of the affairs of the Corporation as the Board may deem proper.
SECTION 3.10 Participation in Meeting by Means of Communications Equipment. Any one or more members of the Board or any committee thereof may participate in any meeting of the Board or of any such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other or as otherwise permitted by law, and such participation in a meeting shall constitute presence in person at such meeting.
SECTION 3.11 Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or of any such committee consent thereto in writing or as otherwise permitted by law and, if required by law, the writing or writings are filed with the minutes or proceedings of the Board or of such committee.
SECTION 3.12 Chairman. The Board of Directors shall annually select one of its members to be Chairman and shall fill any vacancy in the position of Chairman at such time and in such manner as the Board of Directors shall determine.
SECTION 3.13 Resignations. Any director of the Corporation may at any time resign by giving written notice to the Board, the Chairman of the Board, the Chief Executive Officer or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified therein, upon receipt thereof; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
SECTION 3.14 Compensation. Each director, in consideration of such person serving as a director, shall be entitled to receive from the Corporation such amount per annum and such fees (payable in cash or stock-based compensation) for attendance at meetings of the Board or of committees of the Board, or both, and for acting as a chair of a committee of the Board, and/or any other compensation in each case as the Board or a committee thereof shall from time to time determine. In addition, each director shall be entitled to receive from the Corporation reimbursement for the reasonable expenses incurred by such person in connection with the performance of such person’s duties as a director. Nothing contained in this Section 3.14 shall preclude any director from serving the Corporation or any of its subsidiaries in any other capacity and receiving compensation therefor.
ARTICLE IV
COMMITTEES OF THE BOARD OF DIRECTORS
SECTION 4.1 Committees of the Board. Subject to the terms of the Transaction Agreement, the Board shall designate such committees as may be required by the listing standards of the principal U.S. exchange upon which the shares of the Corporation are listed and may from time to time designate other committees of the Board (including, without limitation, an executive committee), with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee.
SECTION 4.2 Conduct of Business. Any committee, to the extent allowed by law and provided in the resolution establishing such committee or the charter of such committee, shall have and may exercise all the duly delegated powers and authority of the Board in the management of the business and affairs of the Corporation. The Board shall have the power to prescribe the manner in which proceedings of any such committee shall be conducted. In the absence of any such prescription, any such committee shall have the power to prescribe the manner in which its proceedings shall be conducted. Unless the Board or such committee shall otherwise provide, regular and special meetings and other actions of any such committee shall be governed by the provisions of Article III applicable to meetings and actions of the Board. Each committee shall keep regular minutes and report on its actions to the Board.
ARTICLE V
OFFICERS
SECTION 5.1 Number; Term of Office. The officers of the Corporation shall be elected by the Board and may consist of: a Chief Executive Officer, a Chief Financial Officer, a General Counsel, a Chief Marketing Officer, one or more Vice Presidents (including, without limitation, Executive Vice Presidents or Senior Vice Presidents), a Chief Accounting Officer and Secretary and such other officers and agents with such titles and such duties as the Board may from time to time determine, each to have such authority, functions or duties as in these By-laws provided or as the Board may from time to time determine, and each to hold office for such term as may be prescribed by the Board and until such person’s successor shall have been chosen and shall qualify, or until such person’s death or resignation, or until such person’s removal in the manner hereinafter provided. One person may hold the offices and perform the duties of any two or more of said officers; provided, however, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate or these By-laws to be executed, acknowledged or verified by two or more officers.
SECTION 5.2 Removal. Subject to Section 5.13, any officer may be removed, either with or without cause, by the Board at any meeting thereof called for the purpose, by the Chief Executive Officer, or by any other superior officer upon whom such power may be conferred by the Board.
SECTION 5.3 Resignation. Any officer may resign at any time by giving notice to the Board, the Chief Executive Officer or the Secretary. Any such resignation shall take effect at the date of receipt of such notice or at any later date specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
SECTION 5.4 Chief Executive Officer. The Chief Executive Officer shall have general supervision and direction of the business and affairs of the Corporation, subject to the control of the Board, and shall report directly to the Board.
SECTION 5.5 Chief Financial Officer. The Chief Financial Officer shall perform all the powers and duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or as the Board may from time to time determine.
SECTION 5.6 General Counsel. The General Counsel shall perform all the powers and duties of the office of the general counsel and in general have overall supervision of the legal operations of the Corporation. The General Counsel shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or as the Board may from time to time determine.
SECTION 5.7 Chief Marketing Officer. The Chief Marketing Officer shall perform such senior duties in connection with the marketing of the Corporation as he or she may agree with the Chief Executive Officer or as the Board shall from time to time determine. The Chief Marketing Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or as the Board may from time to time determine.
SECTION 5.8 Vice Presidents. Any Vice President shall have such powers and duties as shall be prescribed by his or her superior officer or the Board. A Vice President shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or as the Board may from time to time determine. A Vice President need not be an officer of the Corporation and shall not be deemed an officer of the Corporation unless elected by the Board.
SECTION 5.9 Chief Accounting Officer. The Chief Accounting Officer shall be the chief accounting officer of the Corporation. The Chief Accounting Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or the Chief Financial Officer or as the Board may from time to time determine.
SECTION 5.10 Secretary. It shall be the duty of the Secretary to act as secretary at all meetings of the Board, of the committees of the Board and of the stockholders and to record the proceedings of such meetings in a book or books to be kept for that purpose; the Secretary shall see that all notices required to be given by the Corporation are duly given and served; the Secretary shall be custodian of the seal of the Corporation and when deemed necessary shall affix the seal or cause it to be affixed to all certificates of stock, if any, of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these By-laws; the Secretary shall have charge of the books, records and papers of the Corporation and shall see that the reports, statements and other documents required by law to be kept and filed are properly kept and filed; and in general shall perform all of the duties incident to the office of Secretary. The Secretary shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or as the Board may from time to time determine.
SECTION 5.11 Controllers and Assistant Secretaries. Any Assistant Controllers and Assistant Secretaries shall perform such duties as shall be assigned to them by the Board or by the Chief Accounting Officer or Secretary, respectively, or by the Chief Executive Officer. A Controller or Assistant Secretary need not be an officer of the Corporation and shall not be deemed an officer of the Corporation unless elected by the Board.
SECTION 5.12 Additional Matters. The Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the Chief Marketing Officer of the Corporation shall have the authority to designate employees of the Corporation to have the title of Vice President, Assistant Vice President, Assistant Treasurer, Assistant Controller or Assistant Secretary. Any employee so designated shall have the powers and duties determined by the officer making such designation. The persons upon whom such titles are conferred shall not be deemed officers of the Corporation unless elected by the Board or appointed by any duly elected officer or assistant officer authorized by the Board to appoint such person.
ARTICLE VI
INDEMNIFICATION
SECTION 6.1 Right to Indemnification. The Corporation, to the fullest extent permitted or required by the DGCL or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment and unless applicable law otherwise requires, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), shall indemnify and hold harmless any person who is or was a director or officer of the Corporation and who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action, suit or proceedings by or in the right of the Corporation to procure a judgment in its favor) (a “Proceeding”) by reason of the fact that such person, or another person of whom such person is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) (a “Covered Entity”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer or agent or in any other capacity while serving as a director, officer or agent, against all expenses, liabilities and losses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred by such person in connection with such Proceeding and such indemnification shall continue as to a person who has ceased to be a director, officer or agent of the Corporation or a Covered Entity; provided, however, that, except as provided in Section 6.4(d) with respect to an adjudication of entitlement to indemnification, the Corporation shall indemnify and hold harmless any such person entitled to indemnification as provided in this Section 6.1 (an “Indemnitee”) in connection with a Proceeding initiated by such Indemnitee only if such Proceeding was authorized by the Board. Any right of an Indemnitee to indemnification shall be a contract right and shall include the right to receive, prior to the conclusion of any Proceeding, payment of any expenses incurred by the Indemnitee in connection with such Proceeding, consistent with the provisions of the DGCL or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment and unless applicable law otherwise requires, only to the extent that such amendment permits the Corporation to provide broader rights to payment of expenses than such law permitted the Corporation to provide prior to such amendment), and the other provisions of this Article VI; provided that payment of expenses incurred by a person other than a director or officer of the Corporation prior to the conclusion of any Proceeding shall be made, unless otherwise determined by the Board, only upon delivery to the Corporation of an undertaking by or on behalf of such person to the same effect as any undertaking required to be delivered to the Corporation by any director or officer of the Corporation pursuant to the DGCL or other applicable law.
SECTION 6.2 Insurance, Contracts and Funding. The Corporation may purchase and maintain insurance to protect itself and any director, officer, employee or agent of the Corporation or of any Covered Entity against any expenses, liabilities or losses as specified in Section 6.1 or incurred by any such director, officer, employee or agent in connection with any Proceeding referred to in Section 6.1, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Corporation may enter into contracts with any director, officer, employee or agent of the Corporation or of any Covered Entity in furtherance of the provisions of this Article VI and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided or authorized in this Article VI.
SECTION 6.3 Indemnification Not Exclusive Right. The right of indemnification provided in this Article VI shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled, and the provisions of this Article VI shall inure to the benefit of the heirs and legal representatives of any Indemnitee under this Article VI and shall be applicable to Proceedings commenced or continuing after the adoption of this Article VI, whether arising from acts or omissions occurring before or after such adoption.
SECTION 6.4 Advancement of Expenses; Procedures; Presumptions and Effect of Certain Proceedings; Remedies. In furtherance, but not in limitation, of the foregoing provisions, the following procedures, presumptions and remedies shall apply with respect to advancement of expenses and the right to indemnification under this Article VI:
(a) Advancement of Expenses. All reasonable expenses (including, without limitation, attorneys’ fees) incurred by or on behalf of the Indemnitee in connection with any Proceeding shall be advanced to the Indemnitee by the Corporation within 20 days after the receipt by the Corporation of a statement or statements from the Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the expenses incurred by the Indemnitee and, if required by law or the provisions of this Article VI at the time of such advance, shall include or be accompanied by an undertaking by or on behalf of the Indemnitee to repay the amounts advanced if ultimately it should be determined that the Indemnitee is not entitled to be indemnified against such expenses pursuant to this Article VI.
(b) Procedure for Determination of Entitlement to Indemnification.
(i) To obtain indemnification under this Article VI, an Indemnitee shall submit to the Secretary a written request including such documentation and information as is reasonably available to the Indemnitee and reasonably necessary to determine whether and to what extent the Indemnitee is entitled to indemnification (the “Supporting Documentation”). The determination of the Indemnitee’s entitlement to indemnification shall be made not later than 60 days after receipt by the Corporation of the written request for indemnification together with the Supporting Documentation. The Secretary shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that the Indemnitee has requested indemnification.
(ii) The Indemnitee’s entitlement to indemnification under this Article VI shall be determined in one of the following ways: (A) by a majority vote of the Disinterested Directors (as defined below in Section 6.4(e)), whether or not they constitute a quorum of the Board, or by a committee of Disinterested

Directors designated by a majority vote of the Disinterested Directors; (B) by a written opinion of Independent Counsel (as defined below in Section 6.4(e)) if there are no Disinterested Directors or a majority of such Disinterested Directors so directs; (C) by the stockholders of the Corporation; or (D) as provided in Section 6.4(c).
(iii) In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 6.4(b)(ii), a majority of the Disinterested Directors shall select the Independent Counsel, but only an Independent Counsel to which the Indemnitee does not reasonably object.
(c) Presumptions and Effect of Certain Proceedings. If the person or persons empowered under Section 6.4(b) to determine entitlement to indemnification shall not have been appointed or shall not have made a determination within 60 days after receipt by the Corporation of the request therefor, together with the Supporting Documentation, the Indemnitee shall be deemed to be, and shall be, entitled to indemnification unless (A) the Indemnitee misrepresented or failed to disclose a material fact in making the request for indemnification or in the Supporting Documentation or (B) such indemnification is prohibited by law. The termination of any Proceeding described in Section 6.1, or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, adversely affect the right of the Indemnitee to indemnification or create a presumption that the Indemnitee did not act in good faith and in a manner which the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation or, with respect to any criminal proceeding, that the Indemnitee had reasonable cause to believe that such conduct was unlawful.
(d) Remedies of Indemnitee.
(i) In the event that a determination is made pursuant to Section 6.4(b) that the Indemnitee is not entitled to indemnification under this Article VI, (A) the Indemnitee shall be entitled to seek an adjudication of entitlement to such indemnification either, at the Indemnitee’s sole option, in (x) an appropriate court of the State of Delaware or any other court of competent jurisdiction or (y) an arbitration to be conducted by a single arbitrator pursuant to the rules of the American Arbitration Association and (B) any such judicial proceeding or arbitration shall be de novo and the Indemnitee shall not be prejudiced by reason of such adverse determination.
(ii) If a determination shall have been made or deemed to have been made, pursuant to Section 6.4(b) or 6.4(c), that the Indemnitee is entitled to indemnification, the Corporation shall be obligated to pay the amounts constituting such indemnification within 45 days after such determination has been made or deemed to have been made and shall be conclusively bound by such determination unless (A) the Indemnitee misrepresented or failed to disclose a material fact in making the request for indemnification or in the Supporting Documentation or (B) such indemnification is prohibited by law. In the event that (X) advancement of expenses is not timely made pursuant to Section 6.4(a) or (Y) payment of indemnification is not made within 45 days after a determination of entitlement to indemnification has been made or deemed to have been made pursuant to Section 6.4(b) or 6.4(c), the Indemnitee shall be entitled to seek judicial enforcement of the Corporation’s obligation to pay to the Indemnitee such advancement of expenses or indemnification. Notwithstanding the foregoing, the Corporation may bring an action, in an appropriate court in the State of Delaware or any other court of competent jurisdiction, contesting the right of the Indemnitee to receive indemnification hereunder due to the occurrence of an event described in sub-clause (A) or (B) of this clause (ii) (a “Disqualifying Event”); provided, however, that in any such action the Corporation shall have the burden of proving the occurrence of such Disqualifying Event.
(iii) The Corporation shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 6.4(d) that the procedures and presumptions of this Article VI are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Corporation is bound by all the provisions of this Article VI.
(iv) In the event that the Indemnitee, pursuant to this Section 6.4(d), seeks a judicial adjudication of or an award in arbitration to enforce rights under, or to recover damages for breach of, this Article VI, or in the event of a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any expenses actually and reasonably incurred by the Indemnitee if the Indemnitee prevails in such judicial adjudication, arbitration or suit. If it shall be determined in such judicial adjudication, arbitration or suit that the Indemnitee is entitled to receive part but not all of the indemnification or advancement of expenses sought, the expenses incurred by the Indemnitee in connection with such judicial adjudication, arbitration or action shall be prorated accordingly.
(e) Definitions. For purposes of this Article VI:
(i) “Disinterested Director” means a director of the Corporation who is not or was not a party to the Proceeding in respect of which indemnification is sought by the Indemnitee.
(ii) “Independent Counsel” means a law firm or a member of a law firm that neither presently is, nor in the past five years has been, retained to represent: (x) the Corporation or the Indemnitee in any matter material to either such party or (y) any other party to the Proceeding giving rise to a claim for indemnification under this Article VI. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing under the law of the State of Delaware, would have a conflict of interest in representing either the Corporation or the Indemnitee in an action to determine the Indemnitee’s rights under this Article VI.
SECTION 6.5 Severability. If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or enforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.
SECTION 6.6 Indemnification of Agents. Notwithstanding any other provision or provisions of this Article VI, the Corporation, to the fullest extent of the provisions of this Article VI with respect to the indemnification of Indemnitees, may indemnify any person other than an Indemnitee, who is or was an employee or agent of the Corporation or a Covered Entity and who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed Proceeding by reason of the fact that such person, or another person of whom such person is the legal representative, is or was a director, officer, employee or agent of the Corporation or of a Covered Entity, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, against all expenses, liabilities and losses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred by such person in connection with such Proceeding. The Corporation may also advance expenses incurred by such employee or agent in connection with any such Proceeding, consistent with the provisions of this Article VI with respect to the advancement of expenses of Indemnitees.
ARTICLE VII
CAPITAL STOCK
SECTION 7.1 Certificates for Shares and Uncertificated Shares.
(a) The shares of stock of the Corporation shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or shall be represented by certificates, or a combination of both. To the extent that shares are represented by certificates, such certificates whenever authorized by the Board shall be in such form as shall be approved by the Board. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation, and sealed with the seal of the Corporation, which may be a facsimile thereof. Any or all such signatures may be facsimiles if countersigned by a transfer agent or registrar. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue. Within a reasonable time after the issuance or transfer of uncertificated shares, written notice in accordance with Section 151(f) of the DGCL shall be sent to the registered owner thereof.
(b) The stock ledger and blank share certificates, if any, shall be kept by the Secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the Board.
SECTION 7.2 Transfer of Shares. Transfers of shares of stock of each class of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof, or by such holder’s attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent for such stock, if any, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power (or by proper evidence of succession, assignment or authority to transfer) and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. The person in whose name shares are registered on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation; provided, however, that whenever any transfer of shares shall be made for collateral security and not absolutely, and written notice thereof shall be given to the Secretary or to such transfer agent, such fact shall be stated in the entry of the transfer. No transfer of shares shall be valid as against the Corporation, its stockholders and creditors for any purpose, except to render the transferee liable for the debts of the Corporation to the extent provided by law, until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.
SECTION 7.3 Registered Stockholders and Addresses of Stockholders.
(a) The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.
(b) Each stockholder shall designate to the Secretary or transfer agent of the Corporation an address at which notices of meetings and all other corporate notices may be given to such person, and, if any stockholder shall fail to designate such address, corporate notices may be given to such person by mail directed to such person at such person’s post office address, if any, as the same appears on the stock record books of the Corporation or at such person’s last known post office address.
SECTION 7.4 Lost, Destroyed and Mutilated Certificates. The holder of any certificate representing any shares of stock of the Corporation shall immediately notify the Corporation of any loss, theft, destruction or mutilation of such certificate; the Corporation may issue to such holder a new certificate or certificates for shares, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction; the Board, or a committee designated thereby or the transfer agents and registrars for the stock, may, in their discretion, require the owner of the lost, stolen or destroyed certificate, or such person’s legal representative, to give the Corporation a bond in such sum and with such surety or sureties as they may direct to indemnify the Corporation and said transfer agents and registrars against any claim that may be made on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.
SECTION 7.5 Regulations. The Board may make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of stock of each class and series of the Corporation and may make such rules and take such action as it may deem expedient concerning the issue of certificates in lieu of certificates claimed to have been lost, destroyed, stolen or mutilated.

SECTION 7.6 Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 days nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.
SECTION 7.7 Transfer Agents and Registrars. The Board may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.
ARTICLE VIII
SEAL
The Board shall approve a suitable corporate seal. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
ARTICLE IX
FISCAL YEAR
The fiscal year of the Corporation shall be as fixed by the Board from time to time. If the Board makes no determination to the contrary, the fiscal year of the Corporation shall end on the 31st day of December in each year.
ARTICLE X
WAIVER OF NOTICE
Whenever any notice whatsoever is required to be given by these By-laws, by the Certificate or by law, the person entitled thereto may, either before or after the meeting or other matter in respect of which such notice is to be given, waive such notice in writing or as otherwise permitted by law, which shall be filed with or entered upon the records of the meeting or the records kept with respect to such other matter, as the case may be, and in such event such notice need not be given to such person and such waiver shall be deemed equivalent to such notice.
ARTICLE XI
AMENDMENTS
These By-laws may be altered, amended or repealed, in whole or in part, or new By-laws may be adopted by the stockholders or by the Board at any meeting thereof; provided, however, that notice of such alteration, amendment, repeal or adoption of new By-laws is contained in the notice of such meeting of the stockholders or in the notice of such meeting of the Board and, in the latter case, such notice is given not less than 24 hours prior to the meeting. Unless a higher percentage is required by the Certificate, all such amendments must be approved by either the holders of a majority of the combined voting power of the outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote in the election of directors of the Corporation, voting as a single class, or by a majority of the directors present at any meeting of the Board.
ARTICLE XII
MISCELLANEOUS
SECTION 12.1 Execution of Documents. The Board or any committee thereof shall designate the officers, employees and agents of the Corporation who shall have power to execute and deliver deeds, contracts, mortgages, bonds, debentures, indentures, notes, checks, drafts and other orders for the payment of money and other documents for and in the name of the Corporation and may authorize (including, without limitation, authority to redelegate) by written instrument to other officers, employees or agents of the Corporation. Such delegation may be by resolution or otherwise and the authority granted shall be general or confined to specific matters, all as the Board or any such committee may determine. In the absence of such designation referred to in the first sentence of this Section, the officers of the Corporation shall have such power so referred to, to the extent incident to the normal performance of their duties.
SECTION 12.2 Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation or otherwise as the Board or any committee thereof or any officer of the Corporation to whom power in respect of financial operations shall have been delegated by the Board or any such committee or in these By-laws shall select.
SECTION 12.3 Checks. All checks, drafts and other orders for the payment of money out of the funds of the Corporation, and all notes or other evidences of indebtedness of the Corporation, shall be signed on behalf of the Corporation in such manner as shall from time to time be determined by resolution of the Board or of any committee thereof or by any officer of the Corporation to whom power in respect of financial operations shall have been delegated by the Board or any such committee thereof or as set forth in these By-laws.
SECTION 12.4 Proxies in Respect of Stock or Other Securities of Other Corporations. The Board or any committee thereof shall designate the officers of the Corporation who shall have authority from time to time to appoint an agent or agents of the Corporation to exercise in the name and on behalf of the Corporation the powers and rights which the Corporation may have as the holder of stock or other securities in any other corporation or other entity, and to vote or consent in respect of such stock or securities; such designated officers may instruct the person or persons so appointed as to the manner of exercising such powers and rights; and such designated officers may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, such written proxies, powers of attorney or other instruments as they may deem necessary or proper in order that the Corporation may exercise its said powers and rights.
SECTION 12.5 Subject to Law and Certificate of Incorporation. All powers, duties and responsibilities provided for in these By-laws, whether or not explicitly so qualified, are qualified by the provisions of the Certificate and applicable laws.

Exhibit D
STRICTLY CONFIDENTIAL
Execution
                 December 21, 2020
Stagwell Agency Holdings LLC
1808 I Street, NW, 6th Floor
Washington DC 20006
Re:
MDC Partners Inc. (the “Company”) — Series 6 Convertible Preferred Shares

This letter agreement (this “Letter Agreement”) is made in reference to: (a) the articles of amendment designating the Series 6 convertible preference shares (the “Preferred Shares”) in the capital of the Company (the “Articles of Amendment”) filed by MDC Partners Inc. (the “Company”) on March 14, 2019 under the Canada Business Corporations Act (the “CBCA”) and (b) the securities purchase agreement between the Company and Stagwell Agency Holdings LLC (the “Holder”) dated March 14, 2019 (the “SPA”). Capitalized terms used and not defined in this Letter Agreement shall have the meanings given to them in the Articles of Amendment.
1)
Subject only to:

a)
execution of the Transaction Agreement (the “Transaction Agreement”) by and among Stagwell Media LP, a Delaware limited partnership (“Stagwell”), the Company and certain other parties named therein, in substantially the form which, together with all material agreements and documents ancillary thereto, was provided to the Holder prior to entry into this Letter Agreement (the “Draft Transaction Agreement”), and

b)
the final Transaction Agreement, together with all material agreements and documents ancillary thereto, remaining in substantially the form of the Draft Transaction Agreement, and the transactions contemplated thereby (the “Contemplated Stagwell Transaction”) being consummated in accordance with the terms, conditions and agreements set forth in the Transaction Agreement (as may be amended from time to time), the Holder, in its capacity as the holder of all of the issued and outstanding Preferred Shares, hereby: (A) agrees to provide its consent to the Company’s entry into the Transaction Agreement and the consummation of the Contemplated Stagwell Transaction for all purposes pursuant to the Articles of Amendment and the SPA; (B) agrees that the Contemplated Stagwell Transaction shall be a “Fundamental Change” as defined in the SPA but the consummation of the Contemplated Stagwell Transaction shall not be a “Specified Event”, “Disposition Event” nor “Qualifying Transaction” for purposes of the SPA or the Articles of Amendment; (C) agrees that solely as it relates to the consummation of the Contemplated Stagwell Transaction there shall be no adjustment to the Base Liquidation Preference or Conversion Price, (D) agrees that it shall, at any meeting of the shareholders of the Company, duly called for purposes of approving the Contemplated Stagwell Transaction, appear at such meeting in person or by proxy or otherwise cause the Preferred Shares to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, all of the Preferred Shares in favor of the Contemplated Stagwell Transaction, and (E) waives and releases any and all rights of dissent or appraisal under the Delaware General Corporation Law in connection with the MDC Merger (as defined in the Transaction Agreement) (the foregoing (A)  — (E), the “Consent and Waiver”).
2)
Each of the Company and the Holder shall and shall cause its respective Affiliates to, from time to time at the request of the other party hereto, furnish such other party such further information or assurances, execute and deliver such additional documents, instruments and conveyances, and take such other actions and do such other things, as may be reasonably necessary or desirable to carry out the provisions of this Letter Agreement and give effect to the transactions contemplated hereby (the “Transactions”), including for the avoidance of doubt in the case of the Holder executing a form of formal shareholder consent setting forth the applicable terms of the Consent and Waiver.

3)
In connection with the transactions contemplated by the Transaction Agreement, the Company is entering into a similar consent and waiver with Broad Street Principal Investments, L.L.C. (“Broad Street”) on the date hereof, pursuant to which, among other things, the Company is agreeing to provide in the terms of the Series 4 convertible preferred shares under the new Certificate of Incorporation under Delaware law (i) any voting rights and protections Broad Street would lose as a result of the re-domiciliation of the Company from the jurisdiction of the CBCA to that of the Delaware General Corporation Law, including, without limitation, the rights and protections provided under Section 176(1) of the CBCA, (ii) a series vote on a per Preferred Share basis (not on an as converted basis) with respect to the rights and protections provided under Section 176(1) of the CBCA and including with respect to amendments effected through mergers or otherwise, and (iii) any other material voting rights or minority protections Broad Street would lose as a result of the re-domiciliation of the Company from the jurisdiction of the CBCA to that of the Delaware General Corporation Law as determined by the parties negotiating in good faith. The Company hereby agrees that to the extent the Series 4 convertible preferred shares are so amended (and for the avoidance of doubt, not as otherwise contemplated by the consent and waiver with Broad Street Principal Investments, L.L.C. ), the Company will also make conforming changes to the terms of the Preferred Shares such that the two series remain identical in those respects. Except as set forth in this paragraph, all terms of the Preferred Shares will remain in effect and will not otherwise be amended.

4)
Each party shall bear its own costs and expenses in connection with the execution, delivery and performance of this Letter Agreement.

5)
THIS LETTER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE, EXCEPT TO THE EXTENT THE LAWS OF THE PROVINCE OF ONTARIO ARE MANDATORILY APPLICABLE. All actions arising out of, relating to or in connection with this this Letter Agreement or any of the Transactions shall be heard and determined exclusively in the Court of Chancery of the State of Delaware (the “Chancery Court”) and any state appellate court therefrom within the State of Delaware (or if, but only if, the Chancery Court lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware and any appellate court therefrom). Each of the Company and the Holder (i) irrevocably submits itself to the personal jurisdiction of the Chancery Court or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware and any appellate court therefrom with respect to any dispute arising out of, relating to or in connection with this Letter Agreement or any of the Transactions, (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any action or proceeding arising out of, relating to or in connection with this Letter Agreement or any of the Transactions, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding arising out of, relating to or in connection with this Letter Agreement or any of the Transactions is brought in an inconvenient forum, that the venue of the action or proceeding arising out of, relating to or in connection with this Letter Agreement or any of the Transactions is improper, or that this Letter Agreement or any of the Transactions may not be enforced in or by the above-named courts, (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Letter Agreement or any of the Transactions in any court other than the courts of the State of Delaware, as described above, and (iv) agrees to service of process in the manner set forth in Section 6.02 of the SPA. Nothing in this paragraph shall prevent any party from bringing an action or proceeding in any jurisdiction to enforce any judgment of the Chancery Court or any other state or federal court located in the State of Delaware or any appellate court therefrom, as applicable.

6)
Each of the Company and the Holder agree that irreparable damage would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would be not be an adequate remedy therefor. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Letter Agreement, the non-breaching party shall be entitled, prior to the valid termination of this Letter Agreement (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages), to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach, in each case, without the posting of any bond or other security
7)
This Letter Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. This Letter Agreement shall inure to the benefit of, and be binding upon, the Company’s successors and assigns and the Holder’s successor and assigns and no other person; provided that neither party may assign its respective rights or delegate its respective obligations under this Letter Agreement, whether by operation of law or otherwise and any assignment by the Company or the Holder in contravention hereof shall be null and void; provided further that no transaction contemplated by the Transaction Agreement shall be deemed to be an assignment of the Company of its rights hereunder.

8)
If any provision of this Letter Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Letter Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Letter Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties hereto shall be construed and enforced accordingly.

9)
This Letter Agreement (including the exhibits hereto) constitutes the entire agreement, and supersede all other prior agreements and understandings (both written and oral), between the Company and the Holder with respect to the subject matter hereof.

[The remainder of this page is intentionally left blank.]
Very truly yours,
MDC Partners Inc.
By:

Name:
Title:
Acknowledged and agreed this 21st day of December, 2020.
Stagwell Agency Holdings LLC, as Holder
By: The Stagwell Group LLC, its Manager
By:

Name: Ryan Greene
Title: Chief Financial Officer

Exhibit E
STRICTLY CONFIDENTIAL
Execution
                 December 21, 2020
Broad Street Principal Investments, L.L.C.
200 West Street
New York, New York 10282
Re:
MDC Partners Inc. (the “Company”) — Series 4 Convertible Preferred Shares

This letter agreement (this “Letter Agreement”) is made in reference to: (a) the articles of amendment designating the Series 4 convertible preference shares (the “Preferred Shares”) in the capital of the Company (the “Articles of Amendment”) filed by MDC Partners Inc. (the “Company”) on March 7, 2017 under the Canada Business Corporations Act (the “CBCA”) and (b) the securities purchase agreement between the Company and Broad Street Principal Investments, L.L.C. (the “Holder”) dated February 14, 2017 (the “SPA”). Capitalized terms used and not defined in this Letter Agreement shall have the meanings given to them in the Articles of Amendment.
1)
Subject only to:

a)
execution of the Transaction Agreement (the “Transaction Agreement”) by and among Stagwell Media LP, a Delaware limited partnership (“Stagwell”), the Company and certain other parties named therein, in substantially the form which, together with all material agreements and documents ancillary thereto, was provided to the Holder prior to entry into this Letter Agreement (the “Draft Transaction Agreement”),

b)
the final Transaction Agreement, together with all material agreements and documents ancillary thereto, remaining in substantially the form of the Draft Transaction Agreement, and the transactions contemplated thereby (the “Contemplated Stagwell Transaction”) being consummated in accordance with the terms, conditions and agreements set forth in the Transaction Agreement, without waiver, modification or amendment of any term, condition or agreement that has a material and adverse impact on the Holder; and

c)
the satisfaction of the Documentation Condition,

the Holder, in its capacity as the holder of all of the issued and outstanding Preferred Shares, hereby: (A) agrees to provide its consent to the Company’s entry into the Transaction Agreement and the consummation of the Contemplated Stagwell Transaction for all purposes pursuant to the Articles of Amendment and the SPA; (B) agrees that the Contemplated Stagwell Transaction shall be a “Fundamental Change” as defined in the SPA but the consummation of the Contemplated Stagwell Transaction shall not be a “Specified Event”, “Disposition Event” nor “Qualifying Transaction” for purposes of the SPA or the Articles of Amendment; (C) agrees that solely as it relates to the consummation of the Contemplated Stagwell Transaction there shall be no adjustment to the Base Liquidation Preference, or Conversion Price (other than as contemplated by the Term Sheet), (D) agrees that it shall, at any meeting of the shareholders of the Company, duly called for purposes of approving the Contemplated Stagwell Transaction, appear at such meeting in person or by proxy or otherwise cause the Preferred Shares to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, all of the Preferred Shares in favor of the Contemplated Stagwell Transaction, and (E) waives and releases any and all rights of dissent or appraisal under the Delaware General Corporation Law in connection with the MDC Merger (as defined in the Transaction Agreement) (the foregoing (A)  — (E), the “Consent and Waiver”).
2)
Each of the Company and the Holder shall and shall cause its respective Affiliates to, from time to time at the request of the other party hereto, furnish such other party such further information or assurances, execute and deliver such additional documents, instruments and conveyances, and take such other actions and do such other things, as may be reasonably necessary or desirable to carry out the provisions of this Letter Agreement and give effect to the transactions contemplated hereby (the “Transactions”), including for the avoidance of doubt in the case of the Holder executing a form of formal shareholder consent setting forth the applicable terms of the Consent and Waiver.
3)
As consideration for the Consent and Waiver, the Company hereby agrees to the terms set forth in the term sheet attached as Exhibit A (the “Term Sheet”). The Holder’s obligation to provide the Consent and Waiver is subject to and conditioned upon the entry by the parties hereto into definitive documentation (“Definitive Documentation”) in form and substance reasonably satisfactory to each of the Holder and the Company setting forth the terms contained in the Term Sheet and no other material terms or conditions (the “Documentation Condition”). Each of the Company and the Holder agree to use best efforts to negotiate the Definitive Documentation in good faith and enter into such Definitive Documentation as promptly as practicable and in no event later than 30 days from the date hereof. The obligations set forth in the Definitive Documentation shall be subject to the satisfaction or waiver of the conditions to the consummation of the Contemplated Stagwell Transaction (such consummation, the “Closing”). The parties agree that if the Documentation Condition is not satisfied within 60 days of the date hereof, then, upon 10 days written notice from the Holder to the Company, by virtue of the failure to satisfy the Documentation Condition the Consent and Waiver (including, without limitation, with respect to the entry by the Company into the Transaction Agreement) shall be automatically revoked and shall be of no force and effect, and the Holder will have no obligation to provide the Consent and Waiver; provided that the foregoing shall not relieve the Holder of its obligation to use best efforts to negotiate the Definitive Documentation. The parties further agree that in the event that the Transaction Agreement includes terms, provisions, agreements or conditions that materially and disproportionately adversely affect the Holder relative to holders of other preferred securities of the Company in their capacity as such or otherwise materially and adversely affect the Holder in a manner that (a) is not addressed by the transactions contemplated by the Term Sheet (which for the avoidance of doubt, addresses the anticipated dilution of the Holder’s equity stake in the Company and the change of control transaction contemplated by the Contemplated Stagwell Transaction) or (b) is not described in the draft press release or the investor deck provided to the Holder prior to the execution hereof or (c) is not discussed in the board meeting of the Company at which a representative of the Holder was present prior to the execution hereof, then if the Holder notified the Company of such issue within five days following the date hereof, and the parties could not, in good faith, resolve such issue in mutual agreement within fifteen days following delivery of such notice by the Holder, the Holder shall be entitled to revoke the Consent and Waiver by delivering the Company a written notice to that effect at the end of such fifteen day period.

4)
Other than as set forth in the Term Sheet, all terms of the Preferred Shares as currently set forth in the Articles of Amendment and all of the terms of the SPA will remain in effect and will not otherwise be amended, including, without limitation, the rights of the Holder with respect to any “Fundamental Change” “Qualifying Transaction” or “Specified Event” that may occur after the date hereof (other than, in each case, the Contemplated Stagwell Transaction).

5)
The Company shall reimburse Holder’s reasonable, documented out-of-pocket costs and expenses (not to exceed $300,000) in connection with the execution, delivery and performance of this Letter Agreement, the Term Sheet and the Definitive Documentation.

6)
THIS LETTER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE, EXCEPT TO THE EXTENT THE LAWS OF THE PROVINCE OF ONTARIO ARE MANDATORILY APPLICABLE. All actions arising out of, relating to or in connection with this this Letter Agreement or any of the Transactions shall be heard and determined exclusively in the Court of Chancery of the State of Delaware (the “Chancery Court”) and any state appellate court therefrom within the State of Delaware (or if, but only if, the Chancery Court lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware and any appellate court therefrom). Each of the Company and the Holder (i) irrevocably submits itself to the personal jurisdiction of the Chancery

Court or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware and any appellate court therefrom with respect to any dispute arising out of, relating to or in connection with this Letter Agreement or any of the Transactions, (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any action or proceeding arising out of, relating to or in connection with this Letter Agreement or any of the Transactions, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding arising out of, relating to or in connection with this Letter Agreement or any of the Transactions is brought in an inconvenient forum, that the venue of the action or proceeding arising out of, relating to or in connection with this Letter Agreement or any of the Transactions is improper, or that this Letter Agreement or any of the Transactions may not be enforced in or by the above-named courts, (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Letter Agreement or any of the Transactions in any court other than the courts of the State of Delaware, as described above, and (iv) agrees to service of process in the manner set forth in Section 6.02 of the SPA. Nothing in this paragraph shall prevent any party from bringing an action or proceeding in any jurisdiction to enforce any judgment of the Chancery Court or any other state or federal court located in the State of Delaware or any appellate court therefrom, as applicable.
7)
Each of the Company and the Holder agree that irreparable damage would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would be not be an adequate remedy therefor. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Letter Agreement, the non-breaching party shall be entitled, prior to the valid termination of this Letter Agreement (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages), to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach, in each case, without the posting of any bond or other security

8)
This Letter Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. This Letter Agreement shall inure to the benefit of, and be binding upon, the Company’s successors and assigns and the Holder’s successor and assigns and no other person; provided that neither party may assign its respective rights or delegate its respective obligations under this Letter Agreement, whether by operation of law or otherwise and any assignment by the Company or the Holder in contravention hereof shall be null and void; provided further that no transaction contemplated by the Transaction Agreement shall be deemed to be an assignment of the Company of its rights hereunder.

9)
If any provision of this Letter Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Letter Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Letter Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties hereto shall be construed and enforced accordingly.

10)
This Letter Agreement (including the exhibits hereto) constitutes the entire agreement, and supersede all other prior agreements and understandings (both written and oral), between the Company and the Holder with respect to the subject matter hereof.

[The remainder of this page is intentionally left blank.]

Very truly yours,
MDC Partners Inc.
By:

Name:
Title:
Acknowledged and agreed this 21st day of December, 2020.
Broad Street Principal Investments, L.L.C., as Holder
By:

Name:
Title:

Exhibit A: Term Sheet
Redemption	The terms of the Preferred Shares will be amended to provide the Holder with a right to redeem, one day prior to Closing and upon at least 10 business days prior written notice provided by the Company to the Holder, up to $30,000,000 worth of its Preferred Shares subject to satisfaction of the conditions to Closing, for an aggregate price of $25,000,000 in consideration of a subordinated note or loan payable with a 3 year maturity and 8% interest per annum, accrued and compounded. The Company shall have the right to prepay all or portion of the unsecured subordinated note or loan, as applicable, at any time without penalty. The subordinated note or loan, as applicable, shall not be subject to transfer restrictions other than under applicable law. For avoidance of doubt, the remaining Preferred Shares not subject to the redemption above shall continue to remain outstanding.
Conversion Price	The Conversion Price of the Preferred Shares not subject to the redemption above, if any, will be reduced from U.S.$7.42 to U.S.$5.00.
Base Liquidation Preference	The Accretion Rate shall be 8.00% and from and after March 7, 2022 through March 14, 2024, the Accretion Rate shall be 6.00%, and from and after March 15, 2024, the Accretion Rate shall be 0% per annum and the Base Liquidation Preference per Convertible Preference Share will not increase during any period subsequent to March 14, 2024.
Company Board of Directors; Participation Rights	Sections 4.06 and 4.11 of the SPA will be amended to change the Minimum Ownership Threshold to be the ownership by the Holder of at least 50% of the number of Preferred Shares held by it immediately following the closing of the transactions set forth in the SPA, excluding the Preferred Shares subject to redemption as described under “Redemption” above.
Consent Right	Section 4.12 of the SPA will be amended to reduce the applicable percentage of aggregate voting power from 5% to 2%
Fundamental Change Definition	The definition of “Fundamental Change” in the Articles of Amendment will be amended to include (i) a take private of 100% of the Company by Stagwell and (ii) deregistration of the Company such that no class of Common Shares is listed on a nationally recognized U.S. exchange, or any similar transaction to (i) or (ii) materially and adversely impacting the liquidity of the Holder’s investment in the Company as compared to Holder’s liquidity immediately following consummation of the Contemplated Stagwell Transaction.
CBCA Statutory Protections	The terms under the new Certificate of Incorporation under Delaware law shall include: (i) any voting rights and protections the Holder would lose as a result of the re-domiciliation of the Company from the jurisdiction of the CBCA to that of the Delaware General Corporation Law, including, without limitation, the rights and protections provided under Section 176(1) of the CBCA, (ii) series vote on a per Preferred Share basis (not on an as converted basis) with respect to the rights and protections provided under Section 176(1) of the CBCA and including with respect to amendments effected through mergers or otherwise, and (iii) any other material voting rights or minority protections the Holder would lose as a result of the re-domiciliation of the Company from the jurisdiction of the CBCA to that of the Delaware General Corporation Law as determined by the parties negotiating in good faith.

EXHIBIT G
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
§ 262 Appraisal rights.
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   [Repealed.]
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Exhibit H
Execution Version
TRANSACTION AGREEMENT
dated as of
December 21, 2020
by and among
STAGWELL MEDIA LP,
MDC PARTNERS INC.,
NEW MDC LLC
and
MIDAS MERGER SUB 1 LLC

H-i

H-ii

H-iii

H-iv

TRANSACTION AGREEMENT
THIS TRANSACTION AGREEMENT (this “Agreement”), dated as of December 21, 2020, is made by and among Stagwell Media LP, a Delaware limited partnership (“Stagwell”), MDC Partners Inc., a Canadian corporation, which shall domesticate to the State of Delaware and become a Delaware corporation prior to the Closing (as defined below) in accordance with the terms of this Agreement (“MDC”), New MDC LLC, a Delaware limited liability company and wholly-owned subsidiary of MDC (“New MDC”), and Midas Merger Sub 1 LLC, a Delaware limited liability company and wholly-owned subsidiary of New MDC (“Merger Sub”).
WITNESSETH:
WHEREAS, Stagwell, through its wholly-owned subsidiary Stagwell Marketing Group Holdings LLC, a Delaware limited liability company (“SMGH,” and together with its direct and indirect Subsidiaries (as defined below), the “Stagwell Subject Entities,” and each, a “Stagwell Subject Entity”), indirectly owns and operates a portfolio of marketing services companies;
WHEREAS, MDC, directly and indirectly, owns and operates a portfolio of marketing, communications and consulting agencies;
WHEREAS, prior to the date hereof, (x) MDC formed New MDC and (y) New MDC formed Merger Sub for the sole purpose of engaging in the Transactions (as defined below);
WHEREAS, subject to the terms and conditions set forth herein, Stagwell and MDC desire to combine the Stagwell Subject Entities with MDC in a series of transactions involving the following steps (collectively, the “Transactions”):
(i)   Prior to (A) the Stagwell Contribution, Stagwell will use its reasonable best efforts to undertake the Stagwell Restructuring (as defined below); and (B) the Redomiciliation, MDC will undertake the MDC Pre-Redomiciliation Restructuring (as defined below);
(ii)   At least three (3) Business Days prior to the Closing, (A) MDC will domesticate to the State of Delaware and become a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) by filing a Certificate of Domestication (as defined below) with the Secretary of State of the State of Delaware (the “Secretary of State”) and discontinue as a Canadian corporation pursuant to a continuance effected in accordance with Section 188 of the Canada Business Corporations Act (the “CBCA”), (B) in connection with such domestication, MDC will (1) adopt a certificate of incorporation in the form attached hereto as Exhibit G (with such other changes as the parties may mutually agree, the “MDC Delaware Certificate of Incorporation”), which shall set forth, among other things, that the holders of the MDC Delaware Series 6 Shares shall be entitled to vote on the MDC Merger as a single class with the holders of the MDC Delaware Class A Shares and the MDC Delaware Class B Shares, and file the MDC Delaware Certificate of Incorporation with the Secretary of State together with the MDC Delaware Certificate of Domestication and (2) adopt bylaws in the same form as the New MDC Bylaws (as defined below) (with such other changes as parties may mutually agree, the “MDC Delaware Bylaws”), and (C) in connection with such domestication, MDC will obtain a certificate of discontinuance from the director appointed under Section 260 of the CBCA (the transactions described in the foregoing clauses (A), (B) and (C), collectively, the “Redomiciliation”);
(iii)   At least one (1) Business Day after completion of the Redomiciliation and at least two (2) Business Days prior to the Closing, MDC will undertake the Maxxcom Restructuring (as defined below);
(iv)   At least one (1) Business Day following the Maxxcom Restructuring and at least one (1) Business Day prior to the Closing, (A) New MDC shall convert into a Delaware corporation (the “New MDC Incorporation”) pursuant to the DGCL and file with the Secretary of State (1) a certificate of conversion to a Delaware corporation and (2) a certificate of incorporation in the form attached hereto as Exhibit A (with such changes as the parties may mutually agree, the “New MDC Certificate of Incorporation”); and (B) MDC will, and will cause New MDC to, adopt the bylaws of New MDC in the form attached hereto as Exhibit B (with such changes as the parties may mutually agree, the “New MDC Bylaws”);

(v)   Immediately following, and on the same day as, the New MDC Incorporation, Merger Sub will merge with and into MDC, with MDC surviving as a direct and wholly-owned Subsidiary of New MDC (the “MDC Merger”);
(vi)   Immediately following, and on the same day as, the MDC Merger, MDC will effect the MDC Conversion (as defined below) and convert into a Delaware limited liability company, OpCo (as defined below), pursuant to the Delaware Limited Liability Company Act (the “DLLCA”) and the DGCL, and with New MDC as the then-sole member of OpCo, and OpCo will adopt and thereafter be governed by a limited liability company operating agreement in a form reasonably satisfactory to Stagwell (the “Initial OpCo Operating Agreement”);
(vii)   Immediately following the MDC Conversion, New MDC shall cause OpCo to consummate the Midas Corporate HoldCo Formation (as defined below);
(viii)   At least one (1) Business Day following the Midas Corporate HoldCo Formation, at the Closing, Stagwell shall consummate the Stagwell Contribution (as defined below) in exchange for the Stagwell Contribution Consideration (as defined below);
WHEREAS, on the date hereof, MDC obtained the consent of Stagwell Agency Holdings LLC (“SAH”), in its capacity as the holder of all of the issued and outstanding Series 6 convertible preference shares of MDC (the “MDC Series 6 Preferred Shares”) pursuant to the Securities Purchase Agreement by and between MDC and SAH, dated as of March 14, 2019, and the articles of amendment, filed on March 14, 2019 , designating the Series 6 convertible preference shares of MDC (the “MDC Series 6 Preferred Shares”), to MDC’s entry into the Transactions and certain related waivers (such consent and waivers, the “Stagwell Consent”);
WHEREAS, on the date hereof, MDC obtained the consent of Broad Street Principal Investments, L.L.C. (“Broad Street” and together with its Affiliates, “Goldman Sachs”), pursuant to the Securities Purchase Agreement by and between MDC and Broad Street, dated as of February 14, 2017, and the articles of amendment, filed on March 7, 2017, designating the Series 4 convertible preference shares of MDC (the “MDC Series 4 Preferred Shares”), to MDC’s entry into the Transactions and certain related waivers, subject to documentation of certain agreed upon terms (such consent and waivers, the “Goldman Consent”);
WHEREAS, on the date hereof, MDC obtained the agreement of the holders of a majority in aggregate principal amount of the outstanding Senior Notes (as defined below), pursuant to those certain consent and support agreements entered into on the date hereof (the “Note Consent Agreements”), to, inter alia, deliver a valid consent in respect of the Senior Notes held by each such holder to certain waivers and amendments to the Senior Notes Indenture (as defined below) relating to the Transactions pursuant to a formal consent solicitation (the “Consent Solicitation”, and such consent, the “Senior Note Consent”) to be launched by MDC on or after the date hereof;
WHEREAS, on November 13, 2020, Stagwell Marketing Group LLC, a Delaware limited liability company and wholly-owned subsidiary of SMGH (“Stagwell Marketing Group”), and certain material direct and indirect domestic subsidiaries of Stagwell Marketing Group entered into the Second Stagwell Credit Agreement Amendment (as defined below);
WHEREAS, on November 13, 2020, Stagwell Marketing Group and certain material direct and indirect domestic subsidiaries of Stagwell Marketing Group entered into the Term Loan Credit Agreement (as defined below);
WHEREAS, on June 25, 2020, Stagwell delivered a preliminary, non-binding letter to the board of directors of MDC (the “MDC Board”) proposing to combine the Stagwell Subject Entities and MDC (the “Proposed Transaction”) and indicating that the entry into definitive documentation for the Proposed Transaction would be subject to the approval of such definitive documentation and the Proposed Transaction by a committee of disinterested non-management members of the MDC Board;
WHEREAS, the MDC Board thereafter constituted the MDC Special Committee (as defined below) and vested the MDC Special Committee with the full and exclusive power and authority of the MDC Board to review strategic alternatives available to MDC and/or maintaining the status quo, and charged the

MDC Special Committee with, among other things, considering, reviewing and evaluating and, if the MDC Special Committee deemed it appropriate, (A) negotiating the terms and conditions of the Proposed Transaction and (B) retaining advisors to assist the MDC Special Committee in relation to the Proposed Transaction;
WHEREAS, the MDC Special Committee and its financial and legal advisors negotiated the terms and conditions of this Agreement and the Transactions with Stagwell and its financial and legal advisors;
WHEREAS, the MDC Special Committee unanimously (i) determined that it is in the best interests of MDC and its shareholders (other than Mark Penn, Stagwell, Goldman and their respective Affiliates (other than MDC and its Subsidiaries) (collectively, the “Interested Shareholders”)), and declared it advisable, to recommend that MDC enter into this Agreement and consummate the Transactions, (ii) recommended that the MDC Board approve the execution, delivery and performance by MDC of this Agreement and the consummation of the Transactions, and (iii) resolved, subject to the MDC Board approving the execution, delivery and performance by MDC of this Agreement and the consummation of the Transactions, to recommend to the MDC Board that it recommend the shareholders of MDC approve the Transaction Resolutions (as defined below);
WHEREAS, the MDC Board, acting upon the unanimous recommendation of the MDC Special Committee, has unanimously (with the Interested Directors abstaining) (i) determined that it is in the best interests of MDC and its shareholders (other than the Interested Shareholders), and declared it advisable, to enter into this Agreement and consummate the Transactions, (ii) approved the execution, delivery and performance by MDC of this Agreement and the consummation of the Transactions, and (iii) resolved to recommend that the shareholders of MDC vote for the Transaction Resolutions; and
WHEREAS, the Stagwell Group, in its capacity as the sole general partner of Stagwell, has (a) determined that it is in the best interests of Stagwell and its limited partners, and declared it advisable, to enter into this Agreement and (b) approved the execution, delivery and performance by Stagwell of this Agreement and the consummation of the Transactions.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Stagwell, MDC, New MDC and Merger Sub hereby agree as follows:
ARTICLE 1
DEFINITIONS
Section 1.01 Definitions.
(a)
As used herein, the following terms have the following meanings:

“A&R OpCo Operating Agreement” means the amended and restated limited liability company agreement of OpCo, substantially in the form attached hereto as Exhibit D.
“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Ancillary Agreements” means, collectively, the following agreements: (i) the A&R OpCo Operating Agreement, (ii) the Registration Rights Agreement, (iii) the Tax Receivables Agreement and (iv) the Information Rights Letter Agreement.
“Anti-Bribery Law” means all and any of the following: the United States Foreign Corrupt Practices Act of 1977, as amended; the UK Bribery Act 2010; the Organisation For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; and any other applicable anti-bribery or anti-corruption, related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption, campaign finance, lobbying and/or anti-money laundering laws, including the PRC Criminal Law and the PRC Anti-Unfair Competition Law, the Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada).
“Business Combination Resolution” means the resolutions required to be approved by MDC Shareholders authorizing and approving the steps of the Transactions required to be authorized or approved by MDC Shareholders, other than the Redomiciliation.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.
“Canadian Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.
“Closing Date” means the date on which the Stagwell Contribution occurs.
“Code” means the Internal Revenue Code of 1986, as amended, and any successor provision of US federal law.
“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34 as amended, including the regulations promulgated thereunder.
“Contract” means any written or oral contract, subcontract, license, sublicense, lease, sublease, agreement, instrument, indenture, purchase order, note, bond, mortgage, debenture or other legally binding commitment, arrangement or undertaking of any nature.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, workplace safety or similar Law, directive, order, guidelines or recommendations promulgated by any industry group, health organization or any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Coronavirus Response Act.
“Credit Agreement Liens” means Liens arising under, as applicable, the Stagwell Credit Agreement, the MDC Credit Agreement, the Term Loan Credit Agreement or documents entered into in connection therewith.
“Data Protection Laws” means all Laws related to the Processing, privacy, protection or security of Personal Data and all regulations and guidance issued thereunder, including consumer protection, direct marketing and employee protection Laws, in each case to the extent they concern privacy or Personal Data protection, including the Federal Trade Commission Act, 15 U.S.C. §§ 41-58; the Gramm-Leach-Bliley Act, 113 Stat. 1338 (“Gramm-Leach-Bliley”); the California Consumer Privacy Act, Cal. Civ. Code § 1789.100 et seq.; the Illinois Biometric Information Privacy Act, 740 ILCS 14/1; the Children’s Online Privacy Protection Act of 1998, 15 U.S.C. §§ 6501-6505; U.S. state and territory personal data breach notification laws; the European Union General Data Protection Regulation 2016/679 (“GDPR”); NY SHIELD Act, N.Y. Gen. Bus. L. Section § 899-BB; the Massachusetts Security Standards, 201 CMR 17; ISO 27001; the US NIST Framework; the EU NIS Directive, EU 2016/1148; the UK Data Protection Act 1998; and the most recent Payment Card Industry Data Security Standards; the Personal Information Protection and Electronic Documents Act (Canada); An Act to Promote the Efficiency and Adaptability of the Canadian Economy by Regulating Certain Activities that Discourage Reliance on Electronic Means of Carrying out Commercial Activities, and to Amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada); the Personal Information Protection Act (Alberta); the Personal Information Protection Act (British Columbia); and Act respecting the protection of personal information in the private sector (Quebec); in each case as the same may be amended, restated, amended and restated, supplemented or modified from time to time.
“Debt Transactions” means, collectively, the MDC Credit Agreement Termination and the Debt Financing.
“Dissenting MDC Shareholder” means a registered holder of MDC Common Shares or MDC Preferred Shares, as applicable, who has duly and validly exercised the Dissent Rights in respect of the Transaction Resolutions (to the extent such Dissent Rights are required to be provided in by the CBCA in respect of any of the Transaction Resolutions) in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.
“Dissenting MDC Shares” means the MDC Common Shares or the MDC Preferred Shares, as applicable, held by Dissenting MDC Shareholders in respect of which such Dissenting MDC Shareholders have given Notice of Dissent.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
“Export Laws” means all applicable Laws relating to export control, trade embargoes, and customs regulations, and any and all regulations and orders promulgated or issued under such authority, including the regulations administered by any of the Office of Foreign Assets Control of the U.S. Department of the Treasury, any other agency of the US government, the United Nations, the European Union or any member state thereof.
“Formal Valuation” means the independent formal valuation required to be obtained in connection with the Transactions pursuant to MI 61-101.
“GAAP” means generally accepted accounting principles in the United States.
“GAAS” means generally accepted auditing standards in the United States.
“Governmental Entity” means any nation, state or province or any municipal or other political subdivision thereof, or any agency, commission, department, board, bureau, minister, tribunal or court, whether national, state, provincial, local, foreign or multinational (to the extent that the rules, regulations or orders of such Person has the force of Law), exercising executive, legislative, judicial, taxing, regulatory or administrative functions.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Information Rights Letter Agreement” means the letter agreement, to be executed and delivered as of the Closing Date, substantially in the form attached hereto as Exhibit C.
“Intellectual Property” means collectively, all intellectual property rights in any jurisdiction, whether registered or unregistered, including such rights in and to patents, know-how, trade secrets, inventions, confidential information, trademarks, service marks, corporate names, trade names, social media accounts, Internet domain names, copyrights and works of authorship, designs and databases, trade names and software.
“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended, including the regulations promulgated thereunder.
“Investment Canada Act Approval” means the satisfaction or deemed satisfaction by the Minister of Canadian Heritage under the Investment Canada Act that the Proposed Transaction is likely to be of “net benefit to Canada” for purposes of the Investment Canada Act.

“Law” means any supranational, national, federal, state, provincial, territorial or local law (statutory, common or otherwise), constitution, treaty, ordinance, code, rule, regulation, order, injunction, judgment, decree, rule of law or other similar requirement enacted, adopted, or promulgated by a Governmental Entity.
“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, right of first refusal, claim, easement, encroachment or other similar encumbrance in respect of such asset.
“Maxxcom” means Maxxcom Inc., a Delaware corporation.
“MDC 10-K” means MDC’s annual report on Form 10-K for the fiscal year ended December 31, 2019 filed on March 15, 2020, as amended by Amendment No. 1 filed on April 29, 2020.
“MDC Audited Financial Statements” means the audited consolidated financial statements consisting of the consolidated balance sheets and the related consolidated statements of operations, and stockholders’ equity (deficit) and cash flows of MDC and its Subsidiaries, as of and for the fiscal years ended December 31, 2019 and December 31, 2018 (including, in each case, any related notes thereto and the related reports of the independent public accountants) included in the MDC SEC Documents prior to the date of this Agreement.
“MDC Balance Sheet” means the audited consolidated balance sheet of MDC as of December 31, 2019 (the “MDC Audited Balance Sheet Date”), and the footnotes thereto set forth in the MDC 10-K.
“MDC Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock option, stock appreciation right, restricted stock, restricted stock unit, phantom right, incentive unit, stock purchase, or other stock- or equity-based, profit sharing, savings, disability, incentive, deferred compensation, retirement, pension, severance, employment, consulting, retention, change in control, medical, vision, dental or other health plans, life insurance, employee assistance, relocation benefits, post-employment retirement benefits, unemployment benefits, disability or sick leave benefits, workers’ compensation benefits, vacation, fringe benefit or other employee benefit or compensation plans, programs, arrangements, Contracts or policies, in each case, whether funded or unfunded, written or unwritten, insured or self-insured, maintained or contributed to, or required to be maintained or contributed to, for the benefit of, or relating to, any MDC Participant (or their beneficiaries or dependents), or with respect to which MDC or any MDC Subsidiary could have any liability.
“MDC Class A Shares” means, prior to the Redomiciliation, the Class A subordinate voting shares, no par value, of MDC.
“MDC Class B Shares” means, prior to the Redomiciliation, the Class B multiple voting shares, no par value, of MDC.
“MDC Common Shares” means, collectively, the MDC Class A Shares and the MDC Class B Shares.
“MDC Credit Agreement” means the Second Amended and Restated Credit Agreement, dated as of May 3, 2016, by and among MDC, Maxxcom, the subsidiaries of MDC and Maxxcom party thereto, Wells Fargo, as agent, and the lenders from time to time party thereto, as amended by the Consent and First Amendment to the Second Amended and Restated Credit Agreement, dated as of March 12, 2019.
“MDC Data Protection Commitments” means (i) MDC and the MDC Subsidiaries’ data privacy and security policies and notices relating to Personal Data published on MDC or the MDC Subsidiaries’ websites or otherwise made available by or on behalf of MDC or the MDC Subsidiaries to any Person who is not an employee of MDC or the MDC Subsidiaries, (ii) any other public representations (including representations on MDC and the MDC Subsidiaries’ websites) relating to MDC or the MDC Subsidiaries’ Processing of Personal Data made by or on behalf of MDC or any MDC Subsidiary, (iii) any Contracts between MDC or an MDC Subsidiary, on the one hand, and a third party, on the other hand, relating to the Processing of Personal Data, and (iv) any privacy choices (including opt-in and opt-out preferences) provided by or on behalf of MDC or any MDC Subsidiary to any individuals and the associated choices made by such individuals and communicated to MDC or the MDC Subsidiaries.
“MDC Delaware Class A Common Stock” means, following the Redomiciliation but prior to the MDC Merger, the Class A common stock, no par value, of MDC.

“MDC Delaware Class B Common Stock” means, following the Redomiciliation but prior to the MDC Merger, the Class B common stock, no par value, of MDC.
“MDC Delaware Common Stock” means, following the Redomiciliation but prior to the MDC Merger, collectively, the MDC Delaware Class A Common Stock and the MDC Delaware Class B Common Stock.
“MDC Delaware Preferred Stock” means, following the Redomiciliation but prior to the MDC Merger, collectively, the MDC Delaware Series 4 Preferred Stock and the MDC Delaware Series 6 Preferred Stock.
“MDC Delaware Series 4 Preferred Stock” means, following the Redomiciliation but prior to the MDC Merger, the Series 4 convertible preferred stock, no par value, of MDC.
“MDC Delaware Series 6 Preferred Stock” means, following the Redomiciliation but prior to the MDC Merger, the Series 6 convertible preferred stock, no par value, of MDC.
“MDC Delaware Stockholder” means, following the Redomiciliation but prior to the MDC Merger, the holders of any shares of MDC Delaware Common Stock or MDC Delaware Preferred Stock.
“MDC Financing Arrangements” means the 7.50% senior notes due 2024 issued by MDC pursuant to an indenture dated as of March 23, 2016, as the same may be amended, replaced, supplemented from time to time, and any debt finance arrangements, including further notes or a bridge loan facility, entered into in accordance with Section 6.01 on or prior to the Closing Date in order to refinance such senior notes.
“MDC Incentive Award” means any stock option, stock appreciation right, restricted stock, growth shares, restricted stock unit or other equity, equity-based or equity-related award with respect to MDC Common Shares granted pursuant to the MDC Stock Plans or as a stand-alone award, separate and apart from the MDC Stock Plans.
“MDC IT or Security Incident” means any breach or unintended interruption of the availability, proper functioning, security, confidentiality, or integrity of MDC IT Systems, or any unauthorized access to or breach, misuse, theft or loss of any Personal Data Processed by or on behalf of MDC or any of the MDC Subsidiaries or of MDC-Related Confidential Information.
“MDC IT Systems” means the information and communications technologies used by or on behalf of MDC or the MDC Subsidiaries, including hardware, software, servers, networks, and associated documentation.
“MDC Material Adverse Effect” means, with respect to MDC, any fact, circumstance, occurrence, event, development, change or condition (each, an “Effect”), either individually or together with one or more other contemporaneously existing Effects, that has been materially adverse to the business, financial condition, assets, Liabilities or results of operation of MDC and the MDC Subsidiaries, taken as a whole; provided, that, any such Effect (or combination thereof) shall not be considered in determining whether an MDC Material Adverse Effect has occurred to the extent it results from (A) Effects generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world where MDC or any of the MDC Subsidiaries conducts business, (B) Effects in the industries in which MDC or any of the MDC Subsidiaries conducts business, (C) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (D) any changes in GAAP or accounting standards or interpretations thereof, (E) any hurricane, tornado, flood, earthquake or other weather or natural disaster, (F) any Effects resulting from hostilities or acts of war (whether or not declared), civil disobedience, terrorism, military actions, geopolitical conditions or any escalation or worsening of the foregoing, (G) any epidemic, pandemic or disease outbreak (including COVID-19 or any COVID-19 Measures), or other public health condition, or any other force majeure event, (H) the announcement or the existence of this Agreement or the Transactions or the compliance with or performance of this Agreement, (I) any taking of any action at the specific written request of Stagwell, (J) any failure by MDC to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in an MDC Material Adverse Effect so long as it is not otherwise excluded by this definition) or (K) any changes in the share price or trading volume of the MDC Class A Shares or in MDC’s credit rating (provided that the exception in this clause (K) shall not prevent or otherwise affect a determination that any Effect underlying such change has resulted in an MDC Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A) through (G), to the extent that such Effect disproportionately affects MDC and the MDC Subsidiaries, taken as a whole, relative to other similarly situated companies in the industry in which MDC and the MDC Subsidiaries operate.
“MDC Merger Approval” means the affirmative vote, at a duly called and held meeting of the stockholders of MDC or by written consent, of holders of a majority of the voting power of the MDC Delaware Class A Common Stock, MDC Delaware Class B Common Stock and MDC Delaware Series 6 Preferred Stock, voting together as a single class, following the Redomiciliation Effective Time, approving the adoption of the Transaction Agreement and the Transactions, including the MDC Merger.
“MDC Merger Resolutions” means a resolution that each of MDC and The Stagwell Group LLC (each, a “Proxyholder”) be granted a proxy, acting singly, with respect to the holders of MDC Delaware Common Stock and the MDC Delaware Series 6 Preferred Stock to vote in favor of, or consent to, the approval and adoption of this Agreement and the Transactions, including the MDC Merger, which proxy (A) shall survive until the earlier of (1) the termination of this Agreement in accordance with its terms and (2) the effectiveness of a consent voting such shares of MDC Delaware Common Stock and MDC Delaware Series 6 Preferred Stock to approve and adopt this Agreement and the Transactions and (B) with respect to MDC, shall be granted conditional on MDC, in its capacity as Proxyholder, irrevocably committing to vote such shares of MDC Delaware Common Stock and MDC Delaware Series 6 Preferred Stock to approve and adopt this Agreement and the Transactions.
“MDC Participant” means any current or former director, officer, employee, contractor or consultant of MDC or any MDC Subsidiary.
“MDC Pre-Closing Taxes” means any Taxes of MDC or any of its Subsidiaries relating to or attributable to any Pre-Closing Tax Period, including any Taxes resulting from the Transactions.
“MDC Preferred Shares” means, collectively the MDC Series 4 Preferred Shares and the MDC Series 6 Preferred Shares.
“MDC-Related Confidential Information” means any (i) confidential information of MDC or the MDC Subsidiaries, whether held by MDC, the MDC Subsidiaries or a third-party, and (ii) any confidential information of any third-party that is held by or on behalf of MDC or the MDC Subsidiaries and as to which MDC or the MDC Subsidiaries has contractual or other legal confidentiality obligations.
“MDC SEC Documents” means all forms, reports, schedules, registration statements, definitive proxy statements and other documents, including all exhibits thereto, required to be filed by MDC with the SEC.
“MDC Shareholder” means, prior to the Redomiciliation, the holders of any MDC Common Shares or MDC Preferred Shares.
“MDC Shareholder Approval” means the MDC Special Meeting Approval and the MDC Merger Approval, collectively.
“MDC Special Meeting Approval” means the required affirmative vote, at a duly called and held meeting of MDC Shareholders for the purpose of approving the Transaction Resolutions, of not less than the following votes cast by MDC Shareholders (present in person or by proxy at the Special Meeting): (i) in respect of the Redomiciliation Resolution, 66 2/3% of the votes cast by the MDC Shareholders, voting as a single class; (ii) in respect of the Business Combination Resolutions, 66 2/3% of the votes cast by the holders of MDC Class A Shares and MDC Class B Shares, voting together as a single class; (iii) in respect of the Transaction Resolutions, pursuant to MI 61-101, a simple majority of the votes cast by the holders of each of the MDC Class A Shares, MDC Class B Shares, and each class of outstanding MDC Preferred Shares, in each instance voting separately as a class (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class), excluding the votes cast by “interested parties” for purposes of MI 61-101 or any votes otherwise excluded for purposes of the “minority approval” determined pursuant to MI 61-101; (iv) in respect of the NASDAQ Resolution, a majority of the votes cast by the holders of MDC Class A Shares and MDC Class B Shares, voting together as a single class, (v) in respect of the MDC Merger Resolutions, by holders of a majority of the voting power represented by the issued and outstanding MDC Delaware Class A Shares, MDC Delaware Class B Shares and MDC Delaware Series 6 Preferred Stock, voting together as a single class, and (vi) if required in respect of the Transaction Resolutions, the votes necessary to obtain “minority approval” as such term is defined in OSC Rule 56-501 — Restricted Shares, unless exemptive relief is obtained from the applicable securities regulatory authorities.
“MDC Special Committee” means the special committee of the MDC Board comprised of four independent (within the meaning of applicable securities Laws, including MI 61-101, and NASDAQ rules) directors constituted by the MDC Board in connection with the Proposed Transaction.
“MDC Stock Plans” means the MDC Partners Inc. Stock Appreciation Rights Plan, the MDC Partners Inc. 2005 Stock Incentive Plan, as amended, the MDC Partners Inc. 2008 Key Partner Incentive Plan, the MDC Partners Inc. 2011 Stock Incentive Plan and the MDC Partners Inc. 2016 Stock Incentive Plan, as amended.
“MDC Unaudited Balance Sheet” means the unaudited condensed consolidated balance sheet of MDC and its Subsidiaries as of September 30, 2020 included in the MDC SEC Documents prior to the date of this Agreement.
“MDC Unaudited Financial Statements” means the unaudited condensed consolidated financial statements of MDC and its Subsidiaries consisting of the MDC Unaudited Balance Sheet and all of the related condensed consolidated statements of income and comprehensive income, cash flows and equity of MDC and its Subsidiaries as of and for the nine (9) months ended September 30, 2020 (including, in each case, any related notes thereto), included in the SEC Documents prior to the date of this Agreement.
“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.
“NASDAQ” means The NASDAQ Stock Market LLC, or any successor thereto.
“NASDAQ Resolution” means the resolutions required to be approved by MDC Shareholders authorizing and approving the issuance of (i) the MDC Delaware Series 6 Preferred Shares and (ii) the New MDC Class C Shares, each in accordance with NASDAQ Listing Rule 5635
“Net Debt” means, as of any date and without duplication, the amount, which may be positive or negative, and which shall be calculated in accordance with the sample calculation set forth on Schedule VII (including with respect to any line items, adjustments and/or exclusions contained therein) equal to (i) the sum of, whether matured, unmatured, liquidated, unliquidated, contingent or otherwise, (A) the principal of, and accrued and unpaid interest in respect of, indebtedness of the Stagwell Subject Entities for money borrowed under the Stagwell Credit Agreement or the Term Loan Credit Agreement; (B) the book value of all obligations of the Stagwell Subject Entities as the deferred purchase price of any property, services, assets, securities or business, including all conditional sale obligations, “earn-outs” or other contingent consideration of any Stagwell Subject Entities (whether owed or payable to any seller, equityholder, director, officer, employee or other Person other than, in each case, a minority equityholder of Targeted Holdings, LLC in connection with a change of control); and (C) all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants) incurred by and due from any of the Stagwell Subject Entities in connection with the negotiation, execution, delivery and consummation of this Agreement, and which are unpaid as of the Closing, in each instance set forth in (A) and (B), calculated in accordance with GAAP, less (ii) the sum of (A) the cash and cash equivalents (excluding Restricted Cash) held by the Stagwell Subject Entities and (B) the book value of any unconsolidated equity interests of the Stagwell Subject Entities in any Person, including Wolfgang, LLC and Finn Partners, in each case, as of such date and calculated in accordance with GAAP; provided, however, that for purposes of this definition, the “Stagwell Subject Entities” shall exclude each of TrueLogic Software LLC and Kettle Solutions, LLC.

“New MDC Class A Common Stock” means, following the Redomiciliation and the MDC Merger, the Class A common stock, no par value, of New MDC, authorized pursuant to the New MDC Certificate of Incorporation.
“New MDC Class B Common Stock” means, following the Redomiciliation and the MDC Merger, the Class B common stock, no par value, of New MDC, authorized pursuant to the New MDC Certificate of Incorporation.
“New MDC Class C Common Stock” means, following the Redomiciliation and the MDC Merger, the Class C common stock, no par value, of New MDC, authorized pursuant to the New MDC Certificate of Incorporation.
“New MDC Common Stock” means, collectively, the New MDC Class A Common Stock, the New MDC Class B Common Stock and the New MDC Class C Common Stock.
“New MDC Pre-Closing Taxes” means (without duplication of any MDC Pre-Closing Taxes) any Taxes of New MDC or any of its Subsidiaries relating to or attributable to any Pre-Closing Tax Period, including any Taxes resulting from the Transactions.
“New MDC Preferred Stock” means, collectively, the New MDC Series 4 Preferred Stock and the New MDC Series 6 Preferred Stock.
“New MDC Series 4 Preferred Stock” means, following the Redomiciliation and the MDC Merger, the Series 4 convertible preferred stock, no par value, of New MDC, authorized pursuant to the New MDC Certificate of Incorporation.
“New MDC Series 6 Preferred Stock means, following the Redomiciliation and the MDC Merger, the Series 6 convertible preferred stock, no par value, of New MDC, authorized pursuant to the New MDC Certificate of Incorporation.
“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of MDC Common Shares or MDC Preferred Shares, as applicable, exercising Dissent Rights as described in Section 2.11.
“Official” means any official, employee or representative of, or any other Person acting in an official capacity for or on behalf of, any Governmental Entity, including any entity owned or controlled by or more Governmental Entities, any political party, party official or political candidate, or any public international organization, or any family member thereof.
“OpCo” means, immediately following the consummation of the MDC Conversion, the successor in interest to MDC.
“OpCo Common Units” means the common membership interests of OpCo.
“OpCo Series 4 Preferred Units” means the Series 4 convertible preferred membership interests of OpCo to be issued in connection with the MDC Conversion.
“OpCo Series 6 Preferred Units” means the Series 6 convertible preferred membership interests of OpCo to be issued in connection with the MDC Conversion.
“Open Source Software” means any software that is licensed, distributed or conveyed as “open source software,” “free software,” “copyleft” or under a similar licensing or distribution model, or under a Contract that requires as a condition of its use, modification or distribution that it, or other software into which such software is incorporated or with which such software is combined or distributed or that is derived from or links to such software, be disclosed or distributed in source code form, licensed for the purpose of making derivative works, delivered, conveyed or licensed at no charge or be licensed, distributed or conveyed under some or all of the terms as such Contract (including software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, Microsoft Public License, Microsoft Reciprocal, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).

“Partnership Audit Rules” means Subchapter C of Chapter 63 of the Code and any subsequent amendment (and any Treasury Regulations or other guidance relating) thereto and, in each case, any analogous provisions of state, local and non-U.S. Law governing the preparation and filing of Tax Returns, interactions with tax authorities, the conduct and resolution of examinations by tax authorities and payment of resulting Tax liabilities.
“Permitted Liens” means (i) Liens reserved against or identified in the MDC Balance Sheet or the Stagwell Balance Sheet, as the case may be, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for Taxes not yet due and payable and for which sufficient reserves have been established in accordance with GAAP, (iii) Credit Agreement Liens; (iv) mechanics, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business; and (v) those Liens that, individually or in the aggregate with all other Permitted Liens, do not, and are not reasonably likely to, materially interfere with the use or value of the properties or assets of MDC and its Subsidiaries or the Stagwell Subject Entities, as the case may be, taken as a whole.
“Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or governmental or other entity.
“Personal Data” means any data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular consumer or household, or any other data or information that constitutes personal data, personally identifiable information, personal information or a similar defined term under any Law relating to privacy, data protection or data security.
“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or prior to the Closing Date.
“Processing” or “Processed” means, with respect to data means collected, accessed, recorded, acquired, stored, organized, altered, adapted, retrieved, disclosed, used, disposed, erased, disclosed, destructed, transferred or otherwise processed, in each case, whether or not by automated means.
“Redomiciliation Resolution” means the resolution of the MDC Shareholders authorizing and approving the Redomiciliation
“Registration Rights Agreement” means the registration rights agreement, to be executed and delivered as of the Closing Date, substantially in the form of Exhibit E.
“Required MDC Information” means (i) solely to the extent publicly filed, the audited consolidated financial statements for MDC for the fiscal year ended December 31, 2019, (ii) solely to the extent publicly filed, the unaudited interim consolidated financial statements of MDC for each fiscal quarter ended subsequent to the date of the latest financial statements delivered pursuant to clause (i), including the period ending September 30, 2020, (iii) a copy of the plan and forecast (including a projected consolidated and consolidating balance sheet, income statement and cash flow statement) of MDC for the five-year period following the Closing in form reasonably satisfactory to the applicable administrative agent, and (iv) a balance sheet of the applicable borrower giving pro forma effect to the Transactions.”
“Reputation Defender Entities” means, collectively, RepDef Holdings LLC, a Delaware limited liability company, and its Subsidiaries.
“Reputation Defender Entity Financial Statements” means (i) the unaudited consolidated balance sheets and statements of income, cash flows and stockholders’ equity of the Reputation Defender Entities as of and for the years ended December 31, 2019 and December 31, 2018 (such balance sheet as of December 31, 2019, the “Reputation Defender Balance Sheet”), and (ii) the unaudited consolidated balance sheet and related statements of income, cash flows and stockholders’ equity of the Reputation Defender Entities as of and for the nine (9) months ended September 30, 2020.
“Restricted Cash” means cash and cash equivalents of the Stagwell Subject Entities that would be classified as restricted cash in accordance with MDC’s accounting policies or practices, in effect as of the date hereof.

“Sanctioned Person” means any person, organization or vessel (i) designated on the OFAC list of Specially Designated Nationals and Blocked Persons, the Consolidated List of Financial Sanctions Targets maintained by Her Majesty’s Treasury or on any list of targeted persons issued under the Export Law of any other country, (ii) that is, or is part of, a government of a Sanctioned Territory, (iii) owned or controlled by, or acting on behalf of, any of the foregoing, (iv) located within or operating from a Sanctioned Territory, or (v) otherwise targeted under any Export Law.
“Sanctioned Territory” means any country or other territory subject to a general export, import, financial or investment embargo under economic sanctions Laws, which countries and territories, as of the date of this Agreement, include the territory of Crimea, Cuba, Iran, North Korea, and Syria.
“SEC” means the Securities and Exchange Commission.
“Second Stagwell Credit Agreement Amendment” means the Second Amendment to and Waiver Under Credit Agreement, dated as of November 13, 2020, by and among Stagwell Marketing Group, the other loan parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, which amends the Stagwell Credit Agreement.
“Securities Act” means, as applicable, the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder, and the Securities Act (Ontario) together with all other applicable securities laws, rules, regulations and published policies thereunder or under the securities laws of any other province or territory of Canada, and all orders, rules, staff-notices, policies, regulations or similar pronouncements from the Canadian Securities Administrators or any member thereof, as now in effect or as may be promulgated or amended from time to time.
“Securities Liens” means Liens arising out of, under or in connection with (i) applicable securities Laws or (ii) restrictions on transfer, hypothecation or similar actions contained in any organizational documents of either (A) a Stagwell Subject Entity which have been provided to MDC prior to the date hereof or (B) MDC or any MDC Subsidiary which have been provided to Stagwell prior to the date hereof; provided, that the failure to receive any consent required in connection with the Transactions shall not be deemed to be a Securities Lien hereunder.
“Senior Notes Indenture” means the indenture, dated as of March 23, 2016, among MDC, the guarantors party thereto and The Bank of New York Mellon, as trustee, relating to the issuance by MDC of the Senior Notes, as the same may be amended, restated, amended and restated, supplemented or modified from time to time.
“Senior Notes Refinancing” means a refinancing of the Senior Notes with the proceeds of further notes, debt instruments or any other sources of funding that is sufficient to refinance in full, and retire, the Senior Notes.
“Senior Notes” means MDC’s 7.50% senior notes due 2024 issued under the Senior Notes Indenture in the aggregate principal amount of $900 million.
“Stagwell Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock option, stock appreciation right, restricted stock, restricted stock unit, phantom right, incentive unit, stock purchase, or other stock- or equity-based, profit sharing, savings, disability, incentive, deferred compensation, retirement, pension, severance, employment, consulting, retention, change in control, medical, vision, dental or other health plans, life insurance, employee assistance, relocation benefits, post-employment retirement benefits, unemployment benefits, disability or sick leave benefits, workers’ compensation benefits, vacation, fringe benefit or other employee benefit or compensation plans, programs, arrangements, Contracts or policies, including any plan, program, policy, practice or Contract maintained by a professional employer organization, in each case, whether funded or unfunded, written or unwritten, insured or self-insured, maintained or contributed to, or required to be maintained or contributed to, for the benefit of, or relating to, any Stagwell Participant (or their beneficiaries or dependents), or with respect to which the Stagwell Subject Entities could have any liability.
“Stagwell Contribution Consideration” means 216,250,000 OpCo Common Units (such OpCo Common Units, the “Stagwell OpCo Units”); provided, however, that to the extent that one or more of the transactions contemplated by the Stagwell Restructuring shall not have been completed as of the Closing, the number of OpCo Common Units constituting Stagwell OpCo Units issuable as Stagwell Contribution Consideration shall be reduced by the sum of (i) the product of (A) a fraction equal to (1) the aggregate Undelivered Stagwell Subject Entity EBITDA for all Undelivered Stagwell Subject Entity Equity (if any), divided by (2) the amount set forth in the row entitled “Total” in the column titled “Proportional Ownership” in Schedule IX, and (B) the number of shares of OpCo Common Units that would have otherwise been issued as Stagwell Contribution Consideration but for this proviso (including without duplication before any reduction pursuant to clause (ii) hereof), and (ii) the aggregate Undelivered Stagwell Incentive Award OpCo Units for all Undelivered Stagwell Incentive Awards (if any); provided further, however, that the Stagwell Contribution Consideration shall automatically be adjusted for any share splits, share dividends, reverse splits, share capitalizations, reorganizations, reclassifications, recapitalizations or similar events effected by MDC or New MDC prior to the Closing in order to give effect to the intent of the substance of the transactions contemplated hereby).
“Stagwell Credit Agreement” means the Credit Agreement, dated as of November 18, 2019, by and among Stagwell Marketing Group, the other loan parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, as amended pursuant to (i) the First Amendment to, Consent under, and Release from Credit Agreement, dated as of December 20, 2019 and (ii) the Second Stagwell Credit Agreement Amendment.
“Stagwell Data Protection Commitments” means (i) Stagwell Subject Entities’ data privacy and security policies and notices relating to Personal Data published on the Stagwell Subject Entities’ websites or otherwise made available by or on behalf of the Stagwell Subject Entities to any Person who is not an employee of the Stagwell Subject Entities, (ii) any other public representations (including representations on the Stagwell Subject Entities’ websites) relating to the Stagwell Subject Entities’ Processing of Personal Data made by or on behalf of any of the Stagwell Subject Entities, (iii) any Contracts between any of the Stagwell Subject Entities, on the one hand, and a third party, on the other hand, relating to the Processing of Personal Data, and (iv) any privacy choices (including opt-in and opt-out preferences) provided by or on behalf of any of the Stagwell Subject Entities to any individuals and the associated choices made by such individuals and communicated to the Stagwell Subject Entities.
“Stagwell Digital Products” means Cue and Reputation Defender.
“Stagwell Financial Statements” means, collectively, the Stagwell Subject Entity Financial Statements and the Reputation Defender Entity Financial Statements.
“Stagwell Incentive Awards” means any stock option, stock appreciation right, restricted stock, growth shares, restricted stock unit, phantom right, incentive unit or other equity, equity-based or equity-related award with respect to any Stagwell Subject Entity granted pursuant to any Stagwell Benefit Plan.
“Stagwell Incentive Plans” means any Stagwell Benefit Plan pursuant to which any stock option, stock appreciation right, restricted stock, restricted stock unit, phantom right, incentive unit or other equity, equity-based or equity-related award with respect to any Stagwell Subject Entity is granted.
“Stagwell IT or Security Incident” means any breach or unintended interruption of the availability, proper functioning, security, confidentiality, or integrity of the Stagwell IT Systems or any unauthorized access to or breach, misuse, theft or loss of any Personal Data Processed by or on behalf of a Stagwell Subject Entity or of Stagwell-Related Confidential Information.
“Stagwell IT Systems” means the information and communications technologies used by or on behalf of a Stagwell Subject Entity, including hardware, software, servers, networks, and associated documentation.
“Stagwell Material Adverse Effect” means, with respect to Stagwell, any Effect, either individually or together with one or more other contemporaneously existing Effects, that has been materially adverse to the business, financial condition, assets, Liabilities or results of operation of the Stagwell Subject Entities, taken as a whole; provided, that, any such Effect (or combination thereof) shall not be considered in determining whether a Stagwell Material Adverse Effect has occurred to the extent it results from (A) Effects generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world where any of the Stagwell Subject

Entities conducts business, (B) Effects in the industries in which any of the Stagwell Subject Entities conducts business, (C) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (D) any changes in GAAP or accounting standards or interpretations thereof, (E) any hurricane, tornado, flood, earthquake or other weather or natural disaster, (F) any Effects resulting from hostilities or acts of war (whether or not declared), civil disobedience, terrorism, military actions, geopolitical conditions or any escalation or worsening of the foregoing, (G) any epidemic, pandemic or disease outbreak (including COVID-19 or any COVID-19 Measures), or other public health condition, or any other force majeure event, (H) the announcement or the existence of this Agreement or the Transactions or the compliance with or performance of this Agreement, (I) any taking of any action at the specific written request of MDC, or (J) any failure by the Stagwell Subject Entities to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in a Stagwell Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A) through (G), to the extent that such Effect disproportionately affects the Stagwell Subject Entities, taken as a whole, relative to other similarly situated companies in the industry in which the Stagwell Subject Entities operate.
“Stagwell Participant” means any current or former director, officer, employee, contractor or consultant of the Stagwell Subject Entities.
“Stagwell-Related Confidential Information” means any (a) confidential information of a Stagwell Subject Entity, whether held by a Stagwell Subject Entity or a third-party, and (b) any confidential information of any third-party that is held by or on behalf of a Stagwell Subject Entity and as to which a Stagwell Subject Entity has contractual or other legal confidentiality obligations.
“Stagwell Subject Entity Financial Statements” means (i) the audited consolidated balance sheets and statements of income, cash flows and stockholders’ equity of the Stagwell Subject Entities (excluding, for all purposes, the Reputation Defender Entities) as of and for the years ended December 31, 2019 (the “Stagwell Audited Balance Sheet Date”), and December 31, 2018 (including, in each case, any related notes thereto) (such balance sheet as of December 31, 2019, the “Stagwell Balance Sheet”), (ii) the unaudited consolidated balance sheet and related statements of income, cash flows and stockholders’ equity of the Stagwell Subject Entities (excluding, for all purposes, the Reputation Defender Entities) as of and for the year ended December 31, 2017, and (iii) the unaudited consolidated balance sheet and related statements of income, cash flows and stockholders’ equity of the Stagwell Subject Entities (excluding, for all purposes, the Reputation Defender Entities) as of and for the nine (9) months ended September 30, 2020.
“Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities or other voting ownership interests of which is sufficient, together with any contractual rights, to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned directly or indirectly by such first Person.
“Tax” means (i) any federal, state, provincial, territorial, county, municipal, local, foreign or other tax, import, levy, fee, tariff, duty or other governmental charge or assessment or escheat payments, or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, capital gains, profits, windfall profits, gross receipts, value added, goods and services, harmonized sales, sales, use, excise, custom duties, land transfer, property transfer, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, employer health, social security, employment insurance, Canada and any other government pension plan contributions or premiums, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, (ii) all interest, penalties and additions to tax that may become payable in respect of amounts of the type described in clause (i) or this clause (ii), and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) for or to or in respect of any other Person including as a result of being a member of an affiliated, consolidated, combined or unitary group for any Person or by virtue of any statute (including under sections 159 and 160 of the Canadian Tax Act, and 1504 of the Code).
“Tax Authority” means any Governmental Entity, board, bureau, body, person, department or authority of any United States federal, state or local jurisdiction or any non-United States jurisdiction, having jurisdiction with respect to any Tax.
“Tax Receivables Agreement” means the tax receivables agreement, to be executed and delivered as of the Closing Date, substantially in the form attached hereto as Exhibit F.
“Tax Return” means any return, estimated tax return, report, declaration, form, claim for refund, registration, notice, designation, election or information statement (whether in tangible, electronic or other form) relating to Taxes made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Term Loan Credit Agreement” means the Credit Agreement, dated as of November 13, 2020, by and among Stagwell Marketing Group, the other loan parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.
“Transaction Resolutions” means (i) the Redomiciliation Resolution, (ii) the Business Combination Resolution, (iii) the NASDAQ Resolution and (iv) the MDC Merger Resolution.
“Treasury Regulations” means the US Treasury Department income tax regulations promulgated under the Code.
“Undelivered Stagwell Incentive Awards” means, with respect to the transactions contemplated by item 4 of the Stagwell Restructuring, any Stagwell Incentive Award set forth on Schedule X that has not been cancelled, extinguished or otherwise terminated as of the Closing as had been contemplated by item 4 of the Stagwell Restructuring set forth on Schedule VIII.
“Undelivered Stagwell Incentive Award OpCo Units” means, with respect to any holder of Undelivered Stagwell Incentive Awards, the aggregate amount of OpCo Common Units set forth opposite such holder’s name in the column entitled “Shares Allocable (000’s)” in Schedule X.
“Undelivered Stagwell Subject Entity EBITDA” means, with respect to any Undelivered Stagwell Subject Entity Equity, the portion of the budgeted EBITDA of the relevant Stagwell Subject Entity attributable to such Undelivered Stagwell Subject Entity Equity for the twelve months ended December 31, 2020, it being agreed that the budgeted aggregate EBITDA contributed by such Stagwell Subject Entity for the twelve months ended December 31, 2020 is the amount set forth opposite its name in the column entitled “Proportional Ownership” in Schedule IX.
“Undelivered Stagwell Subject Entity Equity” means, with respect to the transactions contemplated by items 1 through 3 of the Stagwell Restructuring, any outstanding equity interest (other than a Stagwell Incentive Award) of a non-wholly owned Stagwell Subject Entity that has not been acquired as of the Closing as had been contemplated by items 1 through 3 of the Stagwell Restructuring set forth on Schedule VIII.
“Wells Fargo” means Wells Fargo Bank, N.A.
(b)
Each of the following terms is defined in the Section set forth opposite such term:

Definition	Defined in
Acquisition Agreement	Section 7.06(e)
Agreement	Preamble
Alternative Proposal	Section 7.06(h)(i)
Appraisal Shares	Section 2.06(h)
Beneficially Owns	Section 7.16
Broad Street	Recitals

Definition	Defined in
CBCA	Recitals
Certificate of Discontinuance	Section 2.03(a)(iii)
Certificate of Domestication	Section 2.03(a)(i)
Chancery Court	Section 11.03(b)
Change in Recommendation	Section 7.06(e)
Closing	Section 3.01
Closing Conditions	Section 3.01
Combined Proxy Statement/Prospectus	Section 4.08(a)
Consent Solicitation	Recitals
Continuing Independent Directors	Section 7.15(a)
Debt Financing	Section 5.11(a)
DGCL	Recitals
Dissent Rights	Section 2.11
DLLCA	Recitals
Effect	Section 1.01(a)
Environmental Claim	Section 4.15(d)
Environmental Laws	Section 4.15(a)
Environmental Permits	Section 4.15(b)
Goldman Consent	Recitals
Goldman Sachs	Recitals
Hazardous Material	Section 4.15(e)
Holding Company Formation F-Reorganization Intended Tax Treatment	Section 7.03(a)(iv)
Indemnification Obligations	Section 7.11(a)
Indemnified Persons	Section 7.11(a)
Initial OpCo Operating Agreement	Recitals
Intellectual Property	Section 4.18(a)
Interested Shareholders	Recitals
Intervening Event	Section 7.06(h)(iii)
Intervening Event Change in Recommendation	Section 7.06(g)
Liabilities	Section 4.09
Maxxcom Restructuring	Section 2.04
MDC Board	Recitals
MDC Board Recommendation	Section 7.01(d)
MDC Certificate of Formation	Section 2.07
MDC Certificate of Conversion	Section 2.07
MDC Credit Agreement Termination	Section 7.20
MDC Conversion	Section 2.07
MDC Counsel	Section 11.11(b)
MDC Disclosure Letter	Article 4
MDC Effective Time	Section 2.06(b)
MDC Financial Advisor	Section 4.11
MDC Governing Documents	Section 4.01(c)
MDC Intellectual Property	Section 4.17

Definition	Defined in
MDC Delaware Board Approval	Section 7.18(b)
MDC Delaware Bylaws	Recitals
MDC Delaware Certificate of Incorporation	Recitals
MDC Leased Real Property	Section 4.17(b)
MDC Leases	Section 4.17(b)
MDC Material Contract	Section 4.21(a)
MDC Merger	Recitals
MDC Merger Certificate of Merger	Section 2.06(a)
MDC Non-US Plan	Section 4.13(f)
MDC Organizational Documents	Section 4.01(c)
MDC Parties	Section 11.11(b)
MDC Reports	Section 4.05(a)
Section 75 Debt	Section 4.13(g)
MDC Series 4 Preferred Shares	Recitals
MDC Series 6 Preferred Shares	Recitals
MDC Subsidiaries	Section 4.01(a)
MDC Terminable Breach	Section 9.04(a)
MDC Termination Amount	Section 9.05(a)
Merger Sub	Recitals
Merger Sub Formation Intended Tax Treatment	Section 8.03(a)(v)
Midas Corporate HoldCo Formation	Section 2.08
Mutual NDA	Section 7.05(b)
Net Debt Calculation	Section 7.14
New MDC	Recitals
New MDC Bylaws	Recitals
New MDC Certificate of Incorporation	Recitals
New MDC Board	Section 7.15
New MDC Class C Common Stock	Recitals
New MDC Formation Intended Tax Treatment	Section 8.03(a)(v)
Note Consent Agreements	Recitals
Notice of Change in Recommendation	Section 7.06(f)
OpCo Common Units	Recitals
OSHA	Section 4.12(g)
Payoff Letter	Section 7.20
Post-Closing Governance Period	Section 7.15(b)
Preliminary Registration Statement Filing	Section 7.01(a)
Preliminary Registration Statement Filing Date	Section 7.01(a)
Proceedings	Section 4.07
Proposed Transaction	Recitals
Redomiciliation	Recitals
Redomiciliation Effective Time	Section 2.03(a)(iv)
Redomiciliation Intended Tax Treatment	Section 7.03(a)(iv)
Registration Statement	Section 4.08

Definition	Defined in
Regulatory Laws	Section 7.07(d)
Representative	Section 7.06(a)
Sarbanes-Oxley Act	Section 4.05(d)
Secretary of State	Recitals
Senior Note Consent	Recitals
SMGH	Recitals
SMGH Interest	Section 2.09(a)
Special Distribution	Section 7.14
Special Meeting	Section 7.01(d)
Specified MDC SEC Disclosure	Article 4
Specified MDC Representations	Section 8.02(a)
Specified Stagwell Representations	Section 8.03(a)
Stagwell	Preamble
Stagwell Partnership Audit	Section 7.03(d)(i)
Stagwell PCAOB Audited Financials	Section 7.04(b)
Stagwell Consent	Recitals
Stagwell Contribution	Section 2.09
Stagwell Counsel	Section 11.11(a)
Stagwell Disclosure Letter	Article 5
Stagwell Group	Recitals
Stagwell Intellectual Property	Section 5.18(a)
Stagwell Leases	Section 5.17(b)
Stagwell Marketing Group	Recitals
Stagwell Material Contracts	Section 5.21(a)
Stagwell Material Customer	Section 5.22
Stagwell Material Supplier	Section 5.22
Stagwell Net Debt Cap	Section 7.14
Stagwell Net Debt Surplus	Section 7.14
Stagwell Organizational Documents	Section 5.01(c)
Stagwell OpCo Units	Section 1.01(a)
Stagwell Parties	Section 11.11
Stagwell Restructuring	Section 7.13
Stagwell Revolver Financing	Section 5.11(a)
Stagwell S-4 Financials	Section 7.04(b)
Stagwell Subject Entities	Recitals
Stagwell Term Loan Financing	Section 5.11(a)
Stagwell Terminable Breach	Section 9.03(a)
Surviving Corporation	Section 2.06(a)
Superior Proposal	Section 7.06(h)(ii)
Termination Date	Section 9.02(a)
Transaction Resolutions	Section 4.03(e)
Transactions	Recitals
willful and material breach	Section 9.05(d)

ARTICLE 2
THE TRANSACTIONS
Section 2.01 The Stagwell Restructuring; Prior to the Closing, Stagwell shall use its reasonable best efforts to effect the Stagwell Restructuring (as defined below) in accordance with Section 7.13.
Section 2.02 The MDC Pre-Redomiciliation Restructuring. Prior to the Redomiciliation, MDC shall, and shall cause its Affiliates to, undertake certain restructuring transactions as described on Schedule II (the “MDC Pre-Redomiciliation Restructuring”), provided, however, that the transactions described in Part B of Schedule II may be completed prior to or after the Closing, in MDC’s discretion.
Section 2.03 The Redomiciliation.
(a)   Subject to the satisfaction, or to the extent legally permitted, waiver of the Closing Conditions (other than the MDC Merger Approval and those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent legally permitted, waiver of those conditions at the Closing), and at least three (3) Business Days prior to the Closing, MDC shall cause the Redomiciliation to become effective, including by:
(i)   filing with the Secretary of State a certificate of corporate domestication with respect to the Redomiciliation (the “Certificate of Domestication”), in form and substance reasonably acceptable to Stagwell, together with the MDC Delaware Certificate of Incorporation, in each case, in accordance with the provisions hereof and the DGCL;
(ii)   completing and making and procuring all those filings required to be made under the CBCA in connection with the Redomiciliation, including an application for a letter of satisfaction from Corporations Canada; and
(iii)   obtaining a certificate of discontinuance (the “Certificate of Discontinuance”) from the director appointed under Section 260 of the CBCA; and
(iv)   immediately following the filing of the Certificate of Domestication and the MDC Delaware Certificate of Incorporation with the Secretary of State, causing the incorporator of MDC to adopt the MDC Delaware Bylaws as its bylaws until thereafter amended in accordance with the provisions thereof and the DGCL and appoint the directors of MDC.
(b)   In accordance with applicable Law, at the effective time of the Redomiciliation (the “Redomiciliation Effective Time”), by virtue of the Redomiciliation, and without any action on the part of any MDC Shareholder:
(i)   each MDC Class A Share outstanding immediately prior to the Redomiciliation Effective Time (excluding any Dissenting MDC Shares) shall be converted into one (1) validly issued, fully paid and non-assessable share of MDC Delaware Class A Common Stock;
(ii)   each MDC Class B Share outstanding immediately prior to the Redomiciliation Effective Time (excluding any Dissenting MDC Shares) shall be converted into one (1) validly issued, fully paid and non-assessable share of MDC Delaware Class B Common Stock;
(iii)   each MDC Series 4 Preferred Share outstanding immediately prior to the Redomiciliation Effective Time (excluding any Dissenting MDC Shares) shall be converted into one (1) validly issued, fully paid and non-assessable share of MDC Delaware Series 4 Preferred Stock; and
(iv)   each MDC Series 6 Preferred Share outstanding immediately prior to the Redomiciliation Effective Time (excluding any Dissenting MDC Shares) shall be converted into one (1) validly issued, fully paid and non-assessable share of MDC Delaware Series 6 Preferred Stock.
(c)   Each share certificate that prior to the Redomiciliation represented shares of MDC Class A Shares, MDC Class B Shares, MDC Series 4 Preferred Shares, and MDC Series 6 Preferred Shares shall thereafter, without any action on the part of any MDC Shareholder, represent that same number of shares of MDC Delaware Class A Common Stock, MDC Delaware Class B Common Stock, MDC Delaware Series 4 Preferred Stock, and MDC Delaware Series 6 Preferred Stock, respectively.

Section 2.04 The Maxxcom Restructuring. At least one (1) Business Day after the completion of the Redomiciliation and not less than two (2) Business Days prior to the Closing, MDC shall, and shall cause Maxxcom, and its Affiliates to, undertake certain restructuring transactions as described on Schedule III (such transactions, the “Maxxcom Restructuring”).
Section 2.05 New MDC Incorporation; New MDC Organizational Documents. At least one (1) Business Day following the Maxxcom Restructuring and at least one (1) Business Day prior to the Closing, (a) the New MDC Incorporation shall be effected; and (b) concurrently therewith, New MDC shall (i) adopt and file with the Secretary of State the New MDC Certificate of Incorporation, providing for, among other things, the authorization of a sufficient number of shares of New MDC Class C Common Stock to accomplish the issuance contemplated hereunder, which shares will have no economic interest but will have voting rights equal to one vote per share (voting with the New MDC Class A Common Stock as a single class) and (ii) cause the incorporator of New MDC to adopt the New MDC Bylaws and appoint directors to the board of directors of New MDC. In connection with the New MDC Incorporation each unit of New MDC previously held by MDC will be converted into one (1) share of New MDC Class A Common Stock.
Section 2.06 The MDC Merger.
(a)   Immediately following the New MDC Incorporation, on the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, (A) the MDC Merger shall be effected, at the MDC Effective Time, Merger Sub shall be merged with and into MDC, whereupon the separate existence of Merger Sub shall cease, and MDC shall continue as the surviving corporation in the MDC Merger (the “Surviving Corporation”) and (B) New MDC will purchase from MDC, and MDC shall sell, all shares of New MDC Class A Stock held by MDC for an aggregate purchase price of $10 MDC shall, and shall cause Merger Sub and New MDC to, cause the MDC Merger to become effective, including by:
(i)   filing with the Secretary of State a certificate of merger for the MDC Merger (the “MDC Merger Certificate of Merger”), in form and substance reasonable acceptable to Stagwell, in accordance with the provisions hereof and the DGCL and the DLLCA, to be filed with the Secretary of State in accordance with the relevant provisions of the DGCL and the DLLCA; and
(ii)   completing and making all filings required to be made with the SEC and NASDAQ to list the New MDC Class A Common Stock on NASDAQ.
(b)   The MDC Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA and, without limiting the foregoing, from and after the MDC Effective Time, the Surviving Corporation shall possess all the rights, privileges, immunities and franchises, of a public as well as a private nature, and shall be subject to all liabilities, obligations and penalties of MDC and Merger Sub. The MDC Merger shall become effective at the date and time of the filing of the MDC Merger Certificate of Merger with the Secretary of State, or such later time as may be agreed by the parties hereto and specified in the MDC Merger Certificate of Merger (such time being the “MDC Effective Time”).
(c)   Unless and until amended in accordance with applicable Law and the terms of this Agreement, (a) the certificate of incorporation of MDC as in effect immediately prior to the MDC Effective Time shall be the certificate of incorporation of the Surviving Corporation and (b) the bylaws of MDC as in effect immediately prior to the MDC Effective Time shall be the bylaws of the Surviving Corporation.
(d)   The directors of MDC immediately prior to the MDC Effective Time shall continue to be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and until their respective successors are duly elected and qualified or until each such director’s earlier death, resignation or removal, and the officers of MDC immediately prior to the MDC Effective Time shall continue to be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and until their respective successors are duly elected and qualified or until each such officer’s earlier death, resignation or removal.

(e)   In accordance with applicable Law, at the MDC Effective Time, by virtue of the MDC Merger, and without any action on the part of MDC, Merger Sub or any MDC Delaware Stockholder:
(i)   each share of MDC Delaware Class A Common Stock outstanding immediately prior to the MDC Effective Time shall be converted into the right to receive one (1) validly issued, fully paid and non-assessable share of New MDC Class A Common Stock;
(ii)   each share of MDC Delaware Class B Common Stock outstanding immediately prior to the MDC Effective Time (other than Appraisal Shares) shall be converted into the right to receive one (1) validly issued, fully paid and non-assessable share of New MDC Class B Common Stock;
(iii)   each share of MDC Delaware Series 4 Preferred Stock outstanding immediately prior to the MDC Effective Time (other than Appraisal Shares) shall be converted into the right to receive one (1) validly issued, fully paid and non-assessable share of New MDC Series 4 Preferred Stock; and
(iv)   each share of MDC Delaware Series 6 Preferred Stock outstanding immediately prior to the MDC Effective Time (other than Appraisal Shares) shall be converted into the right to receive one (1) validly issued, fully paid and non-assessable share of New MDC Series 6 Preferred Stock.
(f)   In accordance with applicable Law, at the MDC Effective Time, by virtue of the MDC Merger, and without any action part of MDC, Merger Sub or any MDC Intermediate Stockholder, all of the limited liability company interests of Merger Sub that are outstanding immediately prior to the MDC Effective Time shall be converted into one (1) validly issued, fully paid and non-assessable share of Class A Common Stock of the Surviving Corporation.
(g)   Following the MDC Effective Time, each holder of MDC Incentive Awards will hold the same number of MDC Incentive Awards as such holder held immediately prior to the MDC Effective Time, except that the security referenced under or issuable upon exercise or settlement of such MDC Incentive Award will be New MDC Common Stock (or, as applicable, the cash equivalent) rather than MDC Common Shares (or, as applicable, the cash equivalent). Except as specifically provided in this Section 2.06(f), following the MDC Effective Time, each MDC Incentive Award shall continue to be governed by the same terms and conditions as were applicable to such MDC Incentive Award immediately prior to the MDC Effective Time. Prior to the MDC Effective Time, MDC shall take commercially reasonable actions, including obtaining necessary consents and/or amending and/or interpreting any provision of the MDC Incentive Awards, the MDC Stock Plans or agreements governing the terms and conditions of the MDC Incentive Awards, to effectuate the provisions of this Section 2.06(f) (including approval of the MDC Board or an authorized committee thereof).
(h)   Notwithstanding anything in this Agreement to the contrary, shares of MDC Delaware Class B Common Stock or MDC Delaware Preferred Stock that are outstanding immediately prior to the MDC Effective Time and that are held by any holder who has not voted in favor of the MDC Merger or consented thereto in writing, has not waived appraisal rights in connection with the MDC Merger, and properly demands appraisal of such shares pursuant to, and in accordance with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the consideration set forth in Section 2.06(e), but instead shall be entitled to only those rights as are granted by Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, or a court of competent jurisdiction shall determine such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall cease and such Appraisal Shares shall thereupon be deemed to have been converted as of the MDC Effective Time into, and shall represent only the right to receive, the consideration set forth in Section 2.06(e) upon the surrender of such shares in the manner provided in this Agreement.
Section 2.07 The MDC Conversion. Immediately following the completion of the MDC Merger, (a) New MDC shall cause MDC to file with the Secretary of State a certificate of conversion (the “MDC Certificate of Conversion”) and a certificate of formation (the “MDC Certificate of Formation”) in accordance with the DGCL and the DLLCA and convert from a corporation into a Delaware limited liability company, OpCo (the “MDC Conversion”) effective as of immediately after the MDC Merger, and pursuant to which (i) all of the outstanding shares of the Surviving Corporation shall be converted into membership interests of MDC OpCo LLC comprised of the OpCo Series 4 Preferred Units, the OpCo Series 6 Preferred Units and a number of OpCo Common Units equal to the number of outstanding shares of New MDC Common Stock (calculated on a fully diluted basis, taking into account, without duplication, (i) each MDC Incentive Award that is or will be outstanding immediately following the Closing and is or will be convertible, exchangeable or settled into shares of New MDC Common Stock and (ii) shares of New MDC Common Stock issuable as deferred compensation, “earn-outs,” earn-in credits or other contingent consideration, but in each case without giving effect to any conversion of New MDC Series 4 Preferred Stock or New MDC Series 6 Preferred Stock into New MDC Common Stock); and (b) New MDC, as the sole member of OpCo, will adopt, and OpCo will thereafter be governed by, the Initial OpCo Operating Agreement until thereafter amended as provided therein or by applicable Law.
Section 2.08 The Midas Corporate HoldCo Formation. After the MDC Conversion and at least one (1) Business Day prior to the Stagwell Contribution, New MDC shall, and shall cause its Affiliates to, undertake certain restructuring transactions as described on Schedule IV (the “Midas Corporate HoldCo Formation”).
Section 2.09 The Stagwell Contribution.
(a)   At the Closing, at least one (1) Business Day following the Midas Corporate HoldCo Formation, (i)(A) Stagwell shall contribute to OpCo, and OpCo shall accept, the issued and outstanding equity interest of SMGH (the “SMGH Interest”), free and clear of all Liens (other than Securities Liens and Credit Agreement Liens) and together with all accrued rights and benefits attached thereto, and immediately thereafter (the “Stagwell Contribution”); and (B) in exchange therefor, OpCo shall issue to Stagwell, and Stagwell shall accept, the Stagwell Contribution Consideration, free and clear of all Liens (other than Securities Liens); and (ii) Stagwell and MDC, as the only members of OpCo, shall adopt, and OpCo shall thereafter be governed by, the A&R OpCo Operating Agreement until thereafter amended as provided therein or by applicable law.
(b)   Following the Stagwell Contribution, SMGH and OpCo shall, and shall cause their Affiliates to, undertake certain restructuring transactions as described on Schedule VI (collectively, the “SMGH Reorganization”).
(c)   At the Closing, Stagwell shall contribute to New MDC an aggregate amount of cash equal to $100 in exchange for a number of shares of New MDC Class C Common Stock equal to the number of Stagwell OpCo Units.
Section 2.10 Withholding Taxes. Each of Stagwell, MDC, OpCo and New MDC shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as are required to be withheld or deducted under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.
Section 2.11 Dissent Rights. Holders of MDC Common Shares or MDC Preferred Shares may exercise rights of dissent (“Dissent Rights”) (in each case, to the extent not waived pursuant to the Stagwell Consent or the Goldman Consent, as applicable) in accordance with the procedures, and subject to the limitations, set out in Section 190 of the CBCA.
ARTICLE 3
CLOSING
Section 3.01 Closing. Subject to the terms and conditions of this Agreement, the closing of the Stagwell Contribution (the “Closing”) shall take place at the offices of Freshfields Bruckhaus Deringer US LLP, located at 601 Lexington Avenue, 31st Floor, New York, New York, 10022, or remotely by electronic exchange of executed documents, at 10:00 a.m. (New York City time) on the day that is five (5) Business Days after the day on which all of the conditions set forth in Article 8 (the “Closing Conditions”) have been satisfied, or to the extent legally permitted, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent legally permitted, waiver of those conditions at the Closing).
Section 3.02 Stagwell Closing Deliverables. At least three (3) Business Days prior to the Closing , Stagwell will deliver, or cause to be delivered, to MDC or New MDC, in escrow (to be released automatically as of the Closing), the following:
(a)   membership interest power or other instrument of transfer duly executed in blank with respect to the SMGH Interest;
(b)   a certificate, dated as of the Closing Date, signed by a senior executive officer of Stagwell certifying to the effect that the conditions set forth in each of Section 8.03(a), Section 8.03(b) and Section 8.03(d) with respect to Stagwell have been satisfied;
(c)   duly executed counterparts of each of the Ancillary Agreements; and
(d)   a duly executed IRS Form W-9, Request for Taxpayer Identification Number and Certification, dated as of the Closing Date that satisfies the requirements of Treasury Regulation Sections 1.1445-2(b)(2)(v) and 1.1446(f)-5(b) with respect to Stagwell.
Section 3.03 MDC Closing Deliverables. At least three (3) Business Days prior to the Closing, MDC or New MDC will deliver, or cause to be delivered, to Stagwell, in escrow (to be released automatically as of the Closing), the following:
(a)   evidence of shares issued in the name of Stagwell representing the New MDC Class C Common Stock issuable by New MDC pursuant to Section 2.09;
(b)   a certificate, dated as of the Closing Date, signed by a senior executive officer of MDC or New MDC certifying to the effect that the conditions set forth in each of Section 8.02(a), Section 8.02(b) and Section 8.02(d) have been satisfied;
(c)   true and correct copies of (i) the file-stamped Certificate of Domestication and (ii) the Certificate of Discontinuance, as finally issued;
(d)   duly executed counterparts of each of the Ancillary Agreements;
(e)   a copy of the Payoff Letter with respect to the MDC Credit Agreement duly executed by each of the parties thereto;
(f)   either (i) a copy of the Senior Note Consent in the event the Senior Note Consent has been obtained or (ii) in the event a Senior Notes Refinancing is consummated, an executed letter with respect to the Senior Notes and the Senior Note Indenture in form and substance customary for such financings from the trustee under the Senior Note Indenture on behalf of the Senior Note holders, which letter together with any related release documentation shall, among other things include the payoff amount and provide that guarantees, if any, granted in connection with the Senior Note Indenture shall, upon the payment of the amount set forth in the letter at or prior to the Closing, be released and terminated; and
(g)   the MDC Merger Certificate of Merger evidencing the MDC Merger, duly executed, acknowledged and filed with the Secretary of State.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF MDC
Except as set forth in (a) the correspondingly numbered sections of the disclosure letter delivered by MDC to Stagwell at or prior to the execution and delivery of this Agreement (the “MDC Disclosure Letter”), but subject to Section 11.12, or (b) the MDC SEC Documents filed with the SEC on or after January 1, 2019 and publicly available at least one (1) Business Day prior to the date hereof (excluding any disclosure set forth in any risk factor or “forward-looking statements” section and any other disclosure to the extent it is a prediction or forward-looking in nature, the “Specified MDC SEC Disclosure”) (provided no such disclosure shall be deemed to modify or qualify any of Section 4.01, Section 4.02, Section 4.03, Section 4.04 or Section 4.11), MDC represents and warrants to Stagwell as follows:
Section 4.01 Organization, Good Standing and Qualification.
(a)   Each of MDC and its Subsidiaries (the “MDC Subsidiaries”) is a corporation, limited liability company, limited partnership, partnership or other entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite entity power and authority to own, operate and lease its properties and assets in the manner in which its properties and assets are currently owned, operated and leased and to carry on its business as now conducted.
(b)   Each of MDC and the MDC Subsidiaries is duly qualified and/or licensed, as may be required, to do business and in good standing (where applicable or recognized) in each of the jurisdictions in which the nature of its business or the character of its owned, leased or used properties makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed would not reasonably be expected to have an MDC Material Adverse Effect or prevent, materially delay or materially impair the ability of MDC, New MDC or Merger Sub to timely consummate the Transactions.
(c)   The copies of the articles of amalgamation, as amended, and bylaws of MDC, each of which are incorporated by reference as an exhibit to the annual report on the MDC 10-K (the “MDC Governing Documents”), are complete and correct copies of such documents in full force and effect on the date of this Agreement, and MDC is not in violation of any of the provisions thereof. MDC has made available to Stagwell complete and correct copies of each of the MDC Subsidiaries’ certificate of incorporation and by-laws or comparable governing documents (together with the MDC Governing Documents, the “MDC Organizational Documents”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect, and no such MDC Subsidiary is in violation in any material respect of any of the provisions thereof.
Section 4.02 Capitalization.
(a)   Prior to the Redomiciliation, the authorized share capital of MDC consists of (i) unlimited MDC Class A Shares, (ii) unlimited MDC Class B Shares, (iii) unlimited preference shares, issuable in series, including (A) 5,000 Series 1 preference shares, (B) 700,000 Series 2 preference shares, (C) an unlimited number of Series 3 preference shares, (D) 95,000 Series 4 preference shares, (E) an unlimited number of Series 5 preference shares, (F) 50,000 Series 6 preference shares, and (G) an unlimited number of Series 7 preference shares. As of the close of business on December 17, 2020, there were (1) 73,309,337 MDC Class A Shares issued and outstanding, (2) 3,743 MDC Class B Shares issued and outstanding, (3) no Series 1 preference shares issued and outstanding; (4) no Series 2 preference shares issued and outstanding; (5) no Series 3 preference shares issued and outstanding; (6) 95,000 Series 4 preference shares issued and outstanding; (7) no Series 5 preference shares issued and outstanding; (8) 50,000 Series 6 preference shares issued and outstanding; (9) no Series 7 preference shares issued and outstanding; (10) 3,294,269 MDC Class A Shares underlying outstanding awards of performance stock units, restricted stock units and awards of restricted stock under the MDC Stock Plans and MDC Incentive Awards; (11) 2,325,800 outstanding options and stock appreciation rights awards issued under the MDC Stock Plans and MDC Incentive Awards; and (12) 600,000 MDC Class A Shares reserved for issuance to satisfy deferred acquisition-related obligations. Section 4.02(a) of the MDC Disclosure Letter sets forth a true, correct and complete list of the MDC Incentive Awards as of the date hereof, including, with respect to each such award, the name of the holder thereof, the number of MDC Common Shares subject to each such award and the vesting schedule (including any performance conditions) thereof. After the Redomiciliation, the authorized share capital of MDC will be as set forth in the MDC Intermediate Certificate of Incorporation.
(b)   All outstanding MDC Common Shares have been, and all of the New MDC Common Stock required to be issued pursuant to this Agreement will be, when issued in accordance with and subject to the terms and conditions hereof, duly authorized, validly issued, fully paid and nonassessable, and are not, or will not be when issued, subject to and were not issued in violation of any pre-emptive or similar right, purchase option, call or right of first refusal or similar right. All of the shares of capital stock described in this Section 4.02(b) were issued, or will be issued, in material compliance with applicable Laws (including securities Laws).
(c)   Except as set forth in this Section 4.02, MDC has not issued any securities, the holders of which have the right to vote with the shareholders of MDC on any matter.
(d)   Except as provided in this Agreement or permitted pursuant to Section 6.01(a), and except as set forth in or contemplated by this Section 4.02 or as reflected under “redeemable noncontrolling interests” or “noncontrolling interests” in the audited consolidated financial statements of MDC set forth in the MDC 10-K, there are no existing options, units, warrants, calls, pre-emptive (or similar) rights, subscriptions, phantom stock, phantom rights, stock appreciation rights, restricted stock, restricted stock units, incentive units, earn-in credits or any other equity or equity-based compensation or any other rights, Contracts, arrangements or commitments of any kind (including shareholders agreements, voting trusts or similar Contracts) relating to any equity interests of MDC or any MDC Subsidiary or obligating MDC or any MDC Subsidiary to issue, transfer or sell, or cause to be issued, transferred or sold, any equity interests of MDC or such MDC Subsidiary or any securities convertible into or exchangeable for such equity interests or similar profit participation rights, and there are no current outstanding contractual obligations of MDC or any MDC Subsidiary to repurchase, redeem or otherwise acquire any of its equity interests or any securities convertible into or exchangeable for such equity interests or similar profit participation rights, in each case other than in relation to obligations to pay deferred acquisition consideration as set forth in the MDC 10-K.
Section 4.03 Authorization; No Conflict; Board Recommendation.
(a)   Each of MDC, New MDC and Merger Sub has the requisite power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to consummate the Transactions, subject, in the case of the consummation of the Transactions (other than the MDC Merger), only to receipt of the MDC Special Meeting Approval and, in the case of the consummation of the MDC Merger, only to receipt of the MDC Merger Approval. The execution and delivery of this Agreement by MDC, New MDC and Merger Sub, the performance by MDC, New MDC and Merger Sub of its obligations hereunder and the consummation by MDC, New MDC and Merger Sub of the Transactions have been duly and validly approved by the MDC Board and by the sole member and manager of each of New MDC and Merger Sub, as applicable. No other corporate, limited liability company or other action on the part of MDC, New MDC or Merger Sub other than (i) in respect of the MDC Merger only, (1) the MDC Delaware Board Approvals and the MDC Merger Approval, (2) the approval and authorization by the New MDC Board of the issuance of New MDC Common Stock and New MDC Preferred Stock in connection with the Transactions following the New MDC Incorporation, and (ii) with respect to all the Transactions, the MDC Special Meeting Approval, are necessary to authorize the execution, delivery and performance of this Agreement by MDC, New MDC and Merger Sub and the consummation by MDC, New MDC and Merger Sub of the Transactions.
(b)   This Agreement has been duly executed and delivered by MDC, New MDC and Merger Sub and, assuming due authorization, execution and delivery by Stagwell, constitutes a valid and binding obligation of each of MDC, New MDC and Merger Sub enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).
(c)   None of the execution and delivery of this Agreement by MDC, New MDC or Merger Sub, the consummation by MDC, New MDC or Merger Sub of the Transactions or compliance by MDC, New MDC or Merger Sub with any of the provisions herein will (i) result in a violation or breach of or conflict with any of the MDC Organizational Documents, (ii) (A) result in a violation or breach of or conflict with any provisions of, (B) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (C) result in the termination or cancellation of, give rise to a right of purchase under, (D) accelerate the performance required by MDC or any MDC Subsidiaries under, (E) result in a right of termination or acceleration under, (F) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets owned or operated by MDC or any MDC Subsidiary under, (G) result in being declared void, voidable, or without further binding effect under, any of the terms, conditions or provisions of, any Contract to which MDC or any MDC Subsidiary is a party or by which MDC or any MDC Subsidiary or any of their respective properties or assets may be bound, or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 4.03(g), violate any Laws applicable to MDC or any of the MDC Subsidiaries or any of their respective properties or assets, other than any such event described in clause (i) (only with respect to any MDC Subsidiary), (ii) or (iii) which would not reasonably be expected to have an MDC Material Adverse Effect or prevent, materially delay or materially impair the ability of MDC, New MDC or Merger Sub to timely consummate the Transactions.
(d)   The MDC Special Committee has unanimously (i) determined that it is in the best interests of MDC, and declared it advisable, to recommend that MDC enter into this Agreement and consummate the Transactions, (ii) recommended that the MDC Board approve the execution, delivery and performance by MDC of this Agreement and the consummation of the Transactions and (iii) resolved, subject to the MDC Board approving the execution, delivery and performance by MDC of this Agreement and the consummation of the Transactions, to recommend the shareholders of MDC approve the Transaction Resolutions. The MDC Board (upon the recommendation of the MDC Special Committee) has, by resolutions duly adopted by the requisite vote of the directors and not subsequently rescinded or modified in any way, unanimously (with the Interested Directors abstaining) (i) determined that it is in the best interests of MDC and its shareholders (other than the Interested Shareholders), and declared it advisable, to enter into this Agreement and consummate the Transactions, (ii) approved the execution, delivery and performance by MDC of this Agreement and the consummation of the Transactions, and (iii) resolved to recommend that the shareholders of MDC vote for the Transaction Resolutions. The MDC Special Committee has received (A) independent legal advice from DLA Piper, (B) from the MDC Financial Advisor an opinion, dated as of the date of this Agreement, that as of such date and based upon and subject to the limitations and assumptions set forth therein, the percentage ownership of MDC to be held by the holders of MDC Common Shares upon completion of the Transaction is fair, from a financial point of view, to the holders of MDC Common Shares (other than the Interested Shareholders) and (C) from the Second MDC Financial Advisor, (a) an opinion, dated as of the date of this Agreement, that as of such date and based upon and subject to the limitations and assumptions set forth therein, and such other matters as the Second MDC Financial Advisor considered relevant, the consideration to be paid by MDC for the Stagwell Subject Entities pursuant to this Agreement is fair, from a financial point of view, to the holders of MDC Class A Shares (other than Mark Penn, Stagwell, Goldman Sachs and their Affiliates) and (b) the Formal Valuation, in each case a written copy of which will be provided to Stagwell as soon as practicable after the execution and delivery hereof, solely for informational purposes.
(e)   (i) The MDC Special Meeting Approval is the only vote required of the holders of any class or series of MDC capital stock that shall be necessary to adopt the resolutions providing for the consummation of the Transactions, including the Redomiciliation Resolution, the Business Combination Resolution and the NASDAQ Resolution, and (ii) the MDC Merger Approval is the only vote required of the holders of any class or series of MDC or MDC Delaware capital stock that shall be necessary to effect the MDC Merger.
(f)   The MDC Board has, and following the Redomiciliation will have, taken all action necessary to exempt under and not make subject to any takeover Law or other Law that limits or restricts business combinations or the ability to acquire or vote shares: (a) the execution of this Agreement and (b) the Transactions. The New MDC Certificate of Incorporation will opt out of Section 203 of the DGCL. MDC has no shareholder rights plan, “poison pill” or similar agreement or arrangement in effect.
(g)   Except for filings, permits, authorizations, consents, approvals and other applicable requirements as may be required under the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act or the Investment Canada Act, and the filing of (i) the Certificate of Domestication, (ii) the MDC Delaware Certificate of Incorporation, (iii) the MDC Merger Certificate of Merger, (iv) the New MDC Certificate of Incorporation, (v) the MDC Certificate of Conversion and the certificates of conversion described in Schedule III in connection with the Maxxcom Restructuring and (vi) the MDC Certificate of Formation with the Secretary of State and the filings required to be made under the CBCA in connection with the Redomiciliation, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by MDC of this Agreement or the consummation by MDC of the Transactions.
Section 4.04 Subsidiaries.
(a)   Section 4.04(a) of the MDC Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each (i) MDC Subsidiary, (ii) entity (other than the MDC Subsidiaries) in which MDC or any MDC Subsidiary owns any interest, and (iii) MDC’s percentage aggregate direct or indirect record and beneficial ownership of each such entity as of the date hereof (other than, in the case of this clause (iii), with respect to non-material interests).
(b)   All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, (i) each MDC Subsidiary, and (ii) each other Person that is a legal entity in which MDC has an equity ownership interest are duly authorized, validly issued, fully paid up and, in the case of all corporate MDC Subsidiaries, nonassessable (in jurisdictions that recognize such concepts), and such shares, securities or interests are owned by MDC or by an MDC Subsidiary free and clear of any Liens (other than Securities Liens and Credit Agreement Liens) or limitations on voting rights. Except as set forth on Section 4.04(b) of the MDC Disclosure Letter, there are no subscriptions, options, units, warrants, calls, rights, convertible securities, phantom stock, stock appreciation rights, or any other equity or equity-based compensation or other Contracts relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any MDC Subsidiaries.
(c)   Each of New MDC and Merger Sub has been formed solely for the purpose of engaging in the Transactions, and, each of New MDC and Merger Sub has not conducted any business, incurred or guaranteed any indebtedness or any other liabilities or made any investments, other than those activities incident to its formation or its obligations under this Agreement or the Transactions.
Section 4.05 SEC Documents; Financial Statements and Internal Controls.
(a)   MDC has filed or furnished, as applicable, (A) its annual report on Form 10-K for the fiscal year ended December 31, 2019, (B) its quarterly reports on Form 10-Q for its fiscal quarters ended September 30, 2020, June 30, 2020, and March 31, 2020, (C) its proxy statement relating to the annual meeting of the shareholders of MDC held in 2020, and (D) all other forms, reports, schedules and other statements required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2019 (collectively, as such document may have been supplemented, modified or amended since the initial filing date and together with all exhibits thereto and information incorporated by reference therein, the “MDC Reports”). As of its respective date, and, if amended, as of the date of the last such amendment, each MDC Report complied in all material respects as to form with the applicable requirements of the Securities Act and the Exchange Act, and any rules and regulations promulgated thereunder applicable to such MDC Report. As of its respective date, and, if amended, as of the date of the last such amendment, no MDC Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading.
(b)   The MDC Audited Financial Statements and the MDC Unaudited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and present fairly in all material respects the financial position, results of operations and cash flows of MDC and the MDC Subsidiaries as of the dates and for the respective periods shown.
(c)   As of the date hereof, (i) there are no outstanding or unresolved comments in comment letters received by MDC from the SEC with respect to the MDC Reports and (ii) to the knowledge of MDC, none of the MDC Reports is the subject of any ongoing review by the SEC. Since January 1, 2019, MDC’s independent public accounting firm has not informed MDC in writing that it has any material disagreements with, regarding or pertaining to MDC’s accounting policies or practices which are unresolved as of the date of this Agreement.
(d)   With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the MDC Reports, the principal executive officer and principal financial officer of MDC have made all certifications (without qualifications or exceptions to the matters certified) required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct. As of the date of this Agreement, other than any matters that do not remain the subject of any open or outstanding inquiry, neither MDC nor its officers have received written notice from the SEC questioning or challenging the accuracy, completeness or form of such certificates. “Principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. To the knowledge of MDC, as of the date hereof, MDC is in compliance with Section 404 of the Sarbanes-Oxley Act.
(e)   MDC has established and maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) relating to MDC and the MDC Subsidiaries required to be disclosed in MDC’s reports required to be filed with or submitted to the SEC pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to MDC’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of MDC required under the Exchange Act with respect to such reports. MDC has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to MDC’s auditors and the audit committee of the MDC Board and on Section 4.05(e) of the MDC Disclosure Letter (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect MDC’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in MDC’s internal control over financial reporting.
(f)   During the past five (5) years, no director or officer of MDC or any MDC Subsidiary, or to the knowledge of MDC, any non-officer employees, external auditor, external accountant or similar authorized representative of MDC or any MDC Subsidiary, has received or otherwise been made aware of any material complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of MDC or any MDC Subsidiary or their respective internal accounting controls, including any complaint, allegation or claim that any of MDC or the MDC Subsidiaries engaged in accounting or auditing practices that represent a violation of applicable Law.
(g)   MDC is in compliance in all material respects with (i) all current listing and corporate governance requirements of NASDAQ and (ii) all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.
Section 4.06 Absence of Changes. Since the MDC Audited Balance Sheet Date through the date hereof, (a) there has not been any MDC Material Adverse Effect, and no event has occurred or circumstance arisen that, in combination with any other events or circumstances, would reasonably be expected to have or result in an MDC Material Adverse Effect; (b) none of MDC or any MDC Subsidiary has taken any action, or authorized, approved, committed or agreed to take any action that, if taken between the date hereof and the Closing Date, would require Stagwell’s consent under Section 6.01(b); and (c) MDC and the MDC Subsidiaries have conducted their business in the ordinary course of business consistent with past practice.
Section 4.07 Litigation. As of the date hereof, there are no suits, actions or legal, administrative, arbitration or other hearings, proceedings or governmental investigations (“Proceedings”) pending or, to the knowledge of MDC, threatened against MDC or any of the MDC Subsidiaries or any of their respective properties or assets or any director, officer or employee of MDC or any MDC Subsidiary (i) for which MDC or any MDC Subsidiary may be liable that would reasonably be expected to have an MDC Material

Adverse Effect or (ii) that challenges or seeks to prevent, enjoin or otherwise delay the Transactions, and, in each case, to the knowledge of MDC, there are no presently existing facts or circumstances that would constitute a reasonable basis therefor. As of the date hereof, there are no judgments, decrees, injunctions, awards or orders of any Governmental Entity outstanding against MDC or any of the MDC Subsidiaries that would reasonably be expected to have an MDC Material Adverse Effect or prevent, materially delay or materially impair the ability of MDC, New MDC or Merger Sub to timely consummate the Transactions.
Section 4.08 Information Supplied.
(a)   None of the information supplied or to be supplied by MDC for inclusion or incorporation by reference in (a) New MDC’s registration statement on Form S-4 (the “Registration Statement”) to be filed jointly by MDC and New MDC in connection with the Transactions will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, and (b) the proxy statement relating to the Special Meeting to be held in connection with the Transactions (the “Combined Proxy Statement/Prospectus”) will, (i) as of the date of its filing, (ii) at the time it becomes effective, (iii) as of the date the Combined Proxy Statement/Prospectus is mailed to shareholders of MDC, or (iv) at the time of the meeting of shareholders of MDC to be held in connection with the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(b)   The portions of the Combined Proxy Statement/Prospectus supplied by MDC will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by MDC with respect to information regarding the Stagwell Subject Entities incorporated by reference in the Combined Proxy Statement/Prospectus or supplied by Stagwell or any of the Stagwell Subject Entities specifically for inclusion in the Combined Proxy Statement/Prospectus.
Section 4.09 No Undisclosed Liabilities. MDC and the MDC Subsidiaries do not have any obligation or liability of any nature (whether accrued, absolute, contingent or otherwise) (“Liabilities”) required by GAAP to be recognized on a condensed consolidated statement of financial position of MDC, except (a) as reflected, reserved or disclosed in the financial statements (or the notes thereto) included in the MDC Reports as at and for the year ended December 31, 2019 or the 9-month period ended September 30, 2020, (b) as incurred since December 31, 2019 in the ordinary course of business, (c) as incurred in accordance with this Agreement or in connection with the Transactions, (d) that are obligations to perform pursuant to the terms of any of the MDC Material Contracts or (e) as would not constitute an MDC Material Adverse Effect.
Section 4.10 Senior Notes. The holders of a majority in aggregate principal amount of the outstanding Senior Notes have entered into the Note Consent Agreements, and the Note Consent Agreements are, as of the date hereof, in full force and effect. No other action is required to be taken by MDC in connection with the Senior Notes to prevent the triggering of any redemption or other similar rights thereunder in connection with the Transactions other than the launch and consummation of the Consent Solicitation and any actions required to implement the amendments and waivers approved pursuant to the Consent Solicitation, including the execution of a supplemental indenture.
Section 4.11 Broker’s Fees. Except for (i) Moelis & Company (the “MDC Financial Advisor”) and (ii) Canaccord Genuity Corp. (the “Second MDC Financial Advisor”), each of which shall be entitled to fees and commissions not in excess of the compensation set forth on Section 4.11 of the MDC Disclosure Letter, no agent, broker, Person or firm acting on behalf of MDC or any MDC Subsidiary or under MDC’s or any MDC Subsidiary’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any of the parties hereto in connection with any of the Transactions. MDC will promptly after the execution of this Agreement provide to Stagwell complete and correct copies of the engagement letter agreements related to such fees or commissions entered into by and between MDC and the MDC Financial Advisor or the Second MDC Financial Advisor, as applicable.
Section 4.12 Labor Matters.
(a)   Neither MDC nor any MDC Subsidiary (i) is a party to any collective bargaining, works council, information and consultation or other Contracts with any labor organization or union or other employee representative or organization (and no such Contract is currently being requested by, or is under discussion by management with, any employee, group of employees or others), or (ii) is obligated by, or subject to, any order of the National Labor Relations Board or other labor board or administration, or any unfair labor practice decision, or any similar order or decision in any jurisdiction.
(b)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, neither MDC nor any MDC Subsidiary is a party or subject to any pending or, to the knowledge of MDC, threatened labor or civil rights dispute, controversy or grievance or any unfair labor practice charge or proceeding with respect to claims of, or obligations of, any employee or group of employees.
(c)   There are no labor unions, works council or other similar representative or organizations, representing or, to MDC’s knowledge, purporting to represent any employees of MDC or the MDC Subsidiaries and neither MDC nor any MDC Subsidiary has received any notice that any labor representation request is pending or is threatened with respect to any employees of MDC or the MDC Subsidiaries. Neither MDC nor any MDC Subsidiary is subject to any pending or, to the knowledge of MDC, threatened, strikes, slowdowns, lockouts, walkouts work stoppages or any other industrial action in any jurisdiction.
(d)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, MDC and each of the MDC Subsidiaries are, and during the last five (5) years have been, in compliance with all applicable foreign, federal, state and local Laws respecting labor, employment and employment practices, including terms and conditions of employment, wages and hours, holiday pay, discrimination, equal pay, disability, workers compensation, wrongful discharge, immigration and occupational safety and health, and there are no claims, suits, disputes, actions, grievances, audits or investigations or disciplinary actions by any Governmental Entity or any current or former employee, director, or individual independent contractor of MDC or any MDC Subsidiary pending or, to the knowledge of MDC, threatened against any MDC or any MDC Subsidiary with respect to the employment or termination of any employee or individual independent contractor of MDC or any MDC Subsidiary (including with respect to any of the topics referenced in this Section 4.12(d)). Except as would not reasonably be expected to have an MDC Material Adverse Effect, all individuals who perform or have performed services for MDC or any MDC Subsidiary have been properly classified under applicable Law as employees or independent contractors to the extent applicable, and, for employees, as an “exempt” or “nonexempt” employee (within the meaning of the Fair Labor Standards Act and applicable state Law) to the extent applicable. Neither MDC nor any MDC Subsidiary maintains any leased employees.
(e)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, to the knowledge of MDC, in the last five (5) years, no allegations, claims or reports of sexual or other unlawful harassment or discrimination or retaliation have been made against (i) any officer or other key employee of MDC or any MDC Subsidiary or (ii) any employee of MDC or any MDC Subsidiary who is currently at a level of Vice President or above.
(f)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, neither MDC nor any MDC Subsidiary has, during the last three (3) years, effectuated a “plant closing” or “mass layoff” (each as defined in the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar concept under applicable Laws) that would trigger a notice requirement under WARN or to any Governmental Entity, or taken any other action that would trigger a notice requirement under any similar state or local Law and no layoffs that could implicate any such applicable Laws are currently contemplated by MDC.
(g)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, each of MDC and the MDC Subsidiaries (i) is and at all relevant times has been in compliance with COVID-19 related safety and health Laws and guidance issued and enforced by the Occupational Safety and Health Administration (“OSHA”) and the applicable foreign, federal, state or local Governmental Entity, and with the paid and unpaid leave requirements of the Families First Coronavirus Response Act and any similar Laws in other jurisdictions; and (ii) to the extent MDC or any MDC Subsidiary has granted employees paid sick leave or paid family leave under the Families First Coronavirus Response Act or any similar Laws in other jurisdictions, MDC or any such MDC Subsidiary has taken commercially reasonable efforts to obtain and retain all material documentation required to substantiate eligibility for the relevant leave and for sick leave or family leave tax credits pursuant to applicable Law to the extent the time limit to obtain or receive such substantiation has not lapsed. To the extent MDC has knowledge of any MDC or MDC Subsidiary employees or independent contractors who have tested positive for COVID-19, MDC or any such MDC Subsidiary has taken commercially reasonable efforts to take all material precautions required under applicable Law with respect to such employees and independent contractors. MDC and each MDC Subsidiary have used commercially reasonable efforts to document any such diagnosis to the extent required by laws of OSHA or other applicable Law.
Section 4.13 Benefit Plans.
(a)   Section 4.13(a) of the MDC Disclosure Letter contains a true, complete and correct list of each material MDC Benefit Plan.
(b)   Each MDC Benefit Plan has been established, operated, maintained, funded and administered (i) in compliance in all material respects with all applicable Laws, orders, statutes, regulations and rules issued by a Governmental Entity, including ERISA and the Code, and with any Contract entered into with a union, works council or labor representative or organization and (ii) in accordance with its terms.
(c)   With respect to each material MDC Benefit Plan, MDC has made available to Stagwell copies, to the extent applicable, of: (i) the current plan and trust documents and the most recent summary plan description and any material modifications with respect thereto and, with respect to any unwritten MDC Benefit Plan, a written summary of such MDC Benefit Plan, (ii) all amendments thereto, (iii) the three most recent annual reports (Form 5500 series), (iv) the most recent financial statements, (v) the most recent Internal Revenue Service determination letter or opinion letter, (vi) all non-routine, written communications with respect thereto and (vii) any comparable documents with respect to MDC Non-US Plans that are required to be prepared or filed under the applicable Laws of a non-U.S. jurisdiction.
(d)   None of MDC, any MDC Subsidiary, or any of their respective ERISA Affiliates has ever maintained or contributed to (or been obligated to contribute to): (i) a benefit plan that was ever subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code.
(e)   Each MDC Benefit Plan intended to qualify under Section 401(a) of the Code is the subject of a favorable determination or opinion letter from the Internal Revenue Service with respect to its qualified status, and to the knowledge of MDC, no facts or circumstances exist that have jeopardized or would reasonably be expected to jeopardize the qualification of such MDC Benefit Plan.
(f)   Each MDC Benefit Plan that is required to be registered or approved by a foreign Governmental Entity or subject to the Laws of a jurisdiction outside of the United States or that is otherwise maintained for the benefit of current or former employees or dependents thereof who perform services or who are employed outside of the United States (each an “MDC Non-US Plan”), has if required been registered with, or approved by, and has been maintained in all material respects in good standing with such Governmental Entity, and in all cases has been maintained in all material respects in compliance with applicable Law and its plan, policy and trust documents. With respect to each MDC Non-US Plan, the fair market value of the assets of such funded MDC Non-US Plan, the liability of each insurer for such MDC Non-US Plan funded through insurance or the book reserve established for such MDC Non-US Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such MDC Non-US Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such MDC Non-US Plan, and the transactions contemplated hereby shall not cause such assets or insurance obligations to be less than such benefit obligations. If intended to qualify for special Tax or other treatment, such MDC Non-US Plan satisfies all requirements for such treatment.

(g)   Neither MDC nor any MDC Subsidiary is or has at any time been an “employer” (for the purpose of sections 38 to 51 of the United Kingdom Pensions Act 2004) of a UK registered occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pension Schemes Act 1993), or “connected” with or an “associate” (as those terms are used in the United Kingdom Pensions Act 2004) of such an employer. Neither MDC nor any MDC Subsidiary maintains or contributes to any plan or arrangement that is a “multi-employer scheme” as defined in section 75A of the UK Pensions Act 1995. No contribution notice or financial support direction has been issued by the UK Pensions Regulator under sections 38 or 43 of the UK Pensions Act 2004 against MDC nor any MDC Subsidiary and there is no fact or circumstance which may give rise to any such direction or notice to or in respect of MDC or any MDC Subsidiary nor any of their Affiliates or to Stagwell or any of its Affiliates. None of MDC, any MDC Subsidiary or any of its or their Affiliates has been notified that it is liable for a debt arising or payable under sections 75 or 75A of the UK Pensions Act 1995 (a “Section 75 Debt”) and neither the execution and delivery of this Agreement nor the performance of the transactions contemplated by this Agreement will or may (in either case, either alone or upon the occurrence of any additional or subsequent events) result in any Section 75 Debt arising or becoming payable by MDC, any of the Stagwell Subject Entities or any other Person.
(h)   All contributions required to be made prior to the date hereof with respect to any MDC Benefit Plan by applicable Law, any order or any MDC Benefit Plan document or other contractual undertaking, and all premiums due or payable prior to the date hereof with respect to any insurance policy funding any MDC Benefit Plan have been timely made or properly accrued in accordance with GAAP.
(i)   There are no pending or, to the knowledge of MDC, threatened material Proceedings by or on behalf of any MDC Benefit Plan, any employee or beneficiary covered under any MDC Benefit Plan, any Governmental Entity involving any MDC Benefit Plan, or otherwise involving any MDC Benefit Plan (other than routine claims for benefits). No MDC Benefit Plan is under audit or is the subject of an investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the U.S. Securities and Exchange Commission or any other Governmental Entity, in any jurisdiction, nor is any such audit or investigation pending or, to the knowledge of MDC, threatened.
(j)   No MDC Benefit Plan provides post-employment welfare benefits, including life insurance, death or medical benefits, beyond termination of service or retirement for any participant, or any spouse, dependent or beneficiary of a participant except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (or any other similar applicable Law).
(k)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, each MDC Benefit Plan that is or was a nonqualified deferred compensation plan subject to Section 409A of the Code has been maintained and operated in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder during the respective time periods in which such operational or documentary compliance has been required. No Tax penalties or additional Taxes have been imposed or would be reasonably expected to be imposed on any current or former employee of MDC or any MDC Subsidiary, and no acceleration of Taxes has occurred or would be reasonably expected to occur with respect to any current or former employee, director or other service provider of MDC or any MDC Subsidiary, in each case as a result of a failure to comply with Section 409A of the Code. No employee, director or other service provider of MDC or any MDC Subsidiary is entitled to receive any gross-up or additional payment in connection with the Tax required by Section 409A or Section 4999 of the Code.
(l)   Neither the execution nor delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event whether contingent or otherwise) will: (i) accelerate the time of payment or vesting of any compensation or benefit, or trigger any funding of benefits under any MDC Benefit Plan or otherwise; (ii) entitle any current or former employee, director or other service provider to any payment, compensation or benefit or increase in compensation or benefits under any MDC Benefit Plan or otherwise; or (iii) result in any breach or violation of or default under or limit any right to amend, modify or terminate any MDC Benefit Plan.

(m)   No amount that will be received (whether in cash or property or the vesting of property), as a result of the execution of this Agreement or the consummation of the Transactions, by any current or former employee, director or individual service provider under any MDC Benefit Plan or otherwise would not be deductible by MDC or any MDC Subsidiary by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.
Section 4.14 Taxes. Except as to matters that would not reasonably be expected to have an MDC Material Adverse Effect:
(a)   MDC and each of its Subsidiaries (i) has timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it under applicable Law, and all such Tax Returns are true, correct and complete and (ii) has timely paid (or has had timely paid on its behalf) to the appropriate Governmental Entity all Taxes required to be paid by it, except for those Taxes being contested in good faith or for which adequate reserves have been established in the financial statements of MDC in accordance with GAAP.
(b)   MDC and each of its Subsidiaries has (i) withheld and paid all Taxes required to have been withheld and paid prior to the Closing in connection with amounts paid or owing to any employee, former employee, creditor, customer, supplier, seller or other third party and (ii) complied with all reporting requirements (including maintenance of required records with respect thereto) with respect to such payments.
(c)   No claim has ever been made by a Governmental Entity in any jurisdiction where MDC or any of its Subsidiaries does not file Tax Returns or pay Taxes that MDC or such Subsidiary is required to file Tax Returns or pay Taxes in such jurisdiction, other than a claim that has been finally resolved.
(d)   There are no audits, disputes, or administrative or judicial proceedings ongoing or pending, or claims asserted in writing, in respect of unpaid Taxes of MDC or any of its Subsidiaries, other than any claim that has been resolved. No deficiency for any Taxes has been assessed or proposed or asserted in writing against MDC or any of its Subsidiaries that has not been resolved and paid in full.
(e)   There are no Liens (other than Permitted Liens) for unpaid Taxes upon any of the assets of MDC or any of its Subsidiaries.
(f)   Neither MDC nor any of its Subsidiaries is party to any agreement, the principal purpose of which is the allocation, indemnification or sharing of Taxes other than such an agreement exclusively between or among one or more of MDC and its Subsidiaries. Neither MDC nor any of its Subsidiaries has any liability for any Tax or any portion of a Tax (or any amount calculated with reference to any portion of a Tax) of any Person other than MDC or one of its Subsidiaries, including under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) or as transferee or successor. Neither MDC nor any of its Subsidiaries has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated income or franchise Tax Return (other than a group the common parent of which is Maxxcom, or after the Redomiciliation, MDC or New MDC, or for which the statute of limitations on collection of the relevant Tax has expired).
(g)   Neither MDC nor any of its Subsidiaries has engaged in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(h)   Neither MDC nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any prepaid amount received on or prior to the Closing Date, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. income tax law) entered into on or prior to the Closing Date, (D) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or foreign income Tax Law); (E) a change in the method of accounting for a period ending prior to or including the Closing Date; or (F) an election pursuant to Section 965(h) of the Code.

(i)   During the period beginning two (2) years before the date hereof, neither MDC nor any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.
(j)   No MDC Subsidiary has filed an election under Treasury Regulations Section 301.9100-22 to apply the Partnership Audit Rules to taxable years that begin prior to December 31, 2017.
(k)   Neither MDC nor any MDC Subsidiary has deferred any payroll Taxes pursuant to the CARES Act or are the beneficiaries of any other COVID-19 related tax deferral relief of any U.S. state and local Governmental Entities.
(l)   Neither MDC nor any MDC Subsidiary has incurred any loan, directly or indirectly, pursuant to the Paycheck Protection Program, established by the CARES Act, as amended or supplemented from time to time by interim rules, policy statements, FAQs or otherwise.
(m)   There are no circumstances which exist and would result in, or which have existed and resulted in, section 17 of the Canadian Tax Act applying to MDC or any of its Subsidiaries.
(n)   The shares of capital stock of MDC are not “taxable Canadian property” (as defined in the Canadian Tax Act).
Section 4.15 Environmental Matters. Except as to matters that would not reasonably be expected to have an MDC Material Adverse Effect:
(a)   MDC and each MDC Subsidiary is, and for the past three (3) years has been, in compliance with all applicable orders of any court, Governmental Entity or arbitration board or tribunal and all applicable federal, state, local and foreign or international Laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively “Environmental Laws”);
(b)   MDC and each MDC Subsidiary are in possession of all permits, approvals, licenses and other authorizations by Governmental Entities required under applicable Environmental Laws (“Environmental Permits”) and are in compliance with the terms and conditions thereof, and such Environmental Permits are in full force and effect, free from breach, and will not be adversely affected by the Transactions;
(c)   None of MDC or any MDC Subsidiary has entered into any consent decree under any Environmental Law;
(d)   There are no Environmental Claims that are pending or, to the knowledge of MDC, threatened against MDC or any MDC Subsidiary or, to the knowledge of MDC, against any Person or entity whose liability for any Environmental Claim any of MDC or the MDC Subsidiaries has or may have retained or assumed either contractually or by operation of Law. “Environmental Claim” means any material action, claim, demand or notice alleging liability or noncompliance with or seeking investigation or remediation of Hazardous Materials under applicable Environmental Law;
(e)   To the knowledge of MDC, there are no past or present specific conditions, events or incidents, including the Release or presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against MDC or any of the MDC Subsidiaries or against any Person whose liability for any Environmental Claim any of MDC or the MDC Subsidiaries has or may have retained or assumed either contractually or by operation of Law. “Hazardous Material” means (i) any substance that is or contains asbestos, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes or radon gas or (ii) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified as hazardous, toxic or words of similar import under any Environmental Laws. “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, transporting or placing of Hazardous Materials, including into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment; and

(f)   MDC has delivered to, or has otherwise made available for inspection by Stagwell, all material written assessments, audits, investigation reports, studies, test results or similar environmental documents in the possession of MDC or any MDC Subsidiary related to environmental, health or safety matters or Hazardous Materials.
Section 4.16 Compliance with Laws. Except for non-compliance as would not reasonably be expected to have an MDC Material Adverse Effect: (a) MDC and the MDC Subsidiaries are, and for the three (3) years prior to the date hereof have been, in compliance with all applicable Laws; and (b) during the three (3) year period prior to the date hereof, no written notice, charge, claim, action or assertion has been received by MDC or any MDC Subsidiary or, to MDC’s knowledge, filed, commenced or threatened in writing against MDC or any MDC Subsidiary alleging any such non-compliance. All licenses, permits and approvals required under such Laws with respect to MDC or the MDC Subsidiaries or their businesses, properties or assets are in full force and effect, except where the failure to be obtained or to be in full force and effect would not reasonably be expected to have an MDC Material Adverse Effect.
Section 4.17 Title to Properties.
(a)   Neither MDC not any MDC Subsidiary owns any real property.
(b)   Section 4.17(b) of the MDC Disclosure Letter sets forth an accurate and complete list of each real property lease, sublease, license or occupancy Contract pursuant to which MDC or any MDC Subsidiary leases, subleases, licenses or occupies real property (such properties, the “MDC Leased Real Property,” and such Contracts, the “MDC Leases”). To the knowledge of MDC, all buildings, structures and improvements located on such MDC Leased Real Property are in reasonably good condition and repair, ordinary wear and tear excepted, except if the failure to meet such standards would not materially and adversely impair the use of any such real property as currently used by MDC and the MDC Subsidiaries’ business. To the knowledge of MDC, MDC or an MDC Subsidiary has a valid and binding leasehold interest in each parcel of MDC Leased Real Property, free and clear of any material Liens, other than Permitted Liens. To the knowledge of MDC, neither MDC nor any MDC Subsidiary has subleased, licensed or otherwise granted to a third party any material right to use or occupy all or any portion of the MDC Leased Real Property.
(c)   MDC or an MDC Subsidiary has good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of the tangible assets of MDC and the MDC Subsidiaries, except where the failure to have such good and valid title or valid leasehold interests would not, individually or in the aggregate, reasonably be expected to have an MDC Material Adverse Effect, in each case free and clear of any Liens, other than Permitted Liens.
Section 4.18 Intellectual Property.
(a)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, to the knowledge of MDC, MDC and the MDC Subsidiaries own or possess licenses or other valid rights to use all Intellectual Property necessary to carry on their respective businesses as currently conducted. Except as would not reasonably be expected to have an MDC Material Adverse Effect, to the knowledge of MDC, the conduct of the businesses of MDC and the MDC Subsidiaries does not, and immediately following the Closing, will not, materially infringe, misappropriate or otherwise violate, and has not since January 1, 2018, materially infringed, misappropriated or otherwise violated, the Intellectual Property, moral rights or publicity rights (or other rights to use the names, likeness, signature, image, voice, personality or biographical information) of others, and, to the knowledge of MDC, no third party is infringing or, since January 1, 2018, has infringed the Intellectual Property owned or claimed to be owned by MDC or the MDC Subsidiaries (“MDC Intellectual Property”). None of MDC or the MDC Subsidiaries has received any notice from any Person claiming that MDC, such MDC Subsidiary, the conduct of the businesses of MDC or any MDC Subsidiary or any product or service of MDC or any MDC Subsidiary, as applicable, infringes, violates or misappropriates any Intellectual Property, moral rights or publicity rights (or other rights to use the names, likeness, signature, image, voice, personality or biographical information).
(b)   Section 4.18(b) of the MDC Disclosure Letter lists (i) all (A) material registered, issued or filed MDC Intellectual Property and (B) material unregistered trademarks included in the MDC

Intellectual Property; and (ii) any challenges to the validity, enforceability or ownership of any of the material MDC Intellectual Property, including Proceedings before any Governmental Entity (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which MDC or an MDC Subsidiary is or was, since January 1, 2018, a party and in which claims are or were raised relating to the validity, enforceability or ownership of any of the material MDC Intellectual Property (other than ordinary course Proceedings relating to any filed but not yet registered or issued MDC Intellectual Property to which solely the Governmental Entity and MDC or an MDC Subsidiary are or were parties).
(c)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, MDC or an MDC Subsidiary is the sole and exclusive owner of each item of MDC Intellectual Property, free and clear of any Liens other than Permitted Liens, and, to the knowledge of MDC, except as would not reasonably be expected to have an MDC Material Adverse Effect, MDC or an MDC Subsidiary has registered its acquisition or ownership of each item of registered, issued or applied-for MDC Intellectual Property in its name with the United States Patent and Trademark Office or the applicable equivalent authority anywhere in the world. To the knowledge of MDC, none of MDC or the MDC Subsidiaries has (i) granted any exclusive license with respect to any material MDC Intellectual Property to any other Person, (ii) transferred or assigned any material MDC Intellectual Property to any Person, (iii) granted to any Person any option to any of the foregoing, or (iv) done any act or failed to take any action that could cause the rights of MDC or the MDC Subsidiaries in any MDC Intellectual Property to enter into the public domain other than in the ordinary course of business consistent with past practice.
(d)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, each (i) current and former employee of MDC or the MDC Subsidiaries, (ii) current and former consultant or contractor of MDC or the MDC Subsidiaries, and (iii) other Person, in each case who has been involved in the creation, invention or development of Intellectual Property for or on behalf of MDC or the MDC Subsidiaries that does not vest initially in MDC or an MDC Subsidiary by operation of law, has executed a binding, valid and enforceable Contract with MDC or the applicable MDC Subsidiary that conveys to MDC or the applicable MDC Subsidiary any and all of such Person’s right, title and interest in and to, such Intellectual Property. To the knowledge of MDC, since January 1, 2018, no Person has made, or threatened to make, any right, claim, interest or option (including the right to further remuneration or consideration) with respect to any such material Intellectual Property.
(e)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, to the knowledge of MDC, with respect to each item of registered, issued or applied-for MDC Intellectual Property, (i) all necessary application, registration, maintenance and renewal fees have been timely paid to, and all necessary documents and certificates have been timely filed with, the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Intellectual Property rights; and (ii) each such item is subsisting, and except with respect to applications, valid and enforceable.
(f)   MDC and the MDC Subsidiaries have taken commercially reasonable measures to preserve and maintain the confidentiality of, and otherwise protect against the misuse or misappropriation of, all material MDC-Related Confidential Information. Except as would not reasonably be expected to have an MDC Material Adverse Effect, to MDC’s knowledge, since January 1, 2018, there has been no unauthorized disclosure, misappropriation or loss of any MDC-Related Confidential Information.
Section 4.19 Privacy and Data Security.
(a)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, MDC and the MDC Subsidiaries, and to the knowledge of MDC, all third Persons Processing Personal Data for or on behalf of MDC or any of the MDC Subsidiaries, are in compliance and, since January 1, 2018, have been in compliance with all Data Protection Laws applicable to the operations of MDC and the MDC Subsidiaries and all MDC Data Protection Commitments, in each case in all material respects.
(b)   No investigation or material claim relating to MDC or the MDC Subsidiaries’ Processing of Personal Data, or relating to MDC or the MDC Subsidiaries’ compliance with Data Protection Laws applicable to the operations of MDC and the MDC Subsidiaries or MDC Data Protection Commitments, is being, or since January 1, 2018 was, made, conducted, prosecuted, litigated, or, to the knowledge of MDC, threatened by any Governmental Entity or third party.
(c)   To the knowledge of MDC, the execution, delivery and performance of this Agreement will not cause, constitute, or result in a breach or violation of any Data Protection Laws applicable to the operations of MDC and the MDC Subsidiaries or MDC Data Protection Commitments.
(d)   MDC and the MDC Subsidiaries have implemented reasonable, and otherwise in accordance with Laws applicable to the operations of MDC and the MDC Subsidiaries, technical, physical, and organizational measures designed to preserve the availability, proper functioning, security and integrity of the MDC IT Systems and MDC-Related Confidential Information, and to respond to any MDC IT or Security Incidents. The MDC IT Systems are adequate for MDC and the MDC Subsidiaries to operate their business as currently conducted in all material respects.
(e)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, since January 1, 2018, to the knowledge of MDC, neither MDC nor any MDC Subsidiary has experienced any material MDC IT or Security Incident.
(f)   Except as would not reasonably be expected to have an MDC Material Adverse Effect, MDC and the MDC Subsidiaries have established and maintain reasonable data backup and disaster recovery plans for the MDC IT Systems of a scope consistent in all material respects with all applicable industry standards.
Section 4.20 Insurance. Except as would not reasonably be expected to have an MDC Material Adverse Effect, all insurance policies maintained by MDC and the MDC Subsidiaries, including fire and casualty, general liability, cybersecurity, workers’ compensation and employer liability, directors and officers and other liability policies are in full force and effect and provide a level of coverage that is reasonably customary in comparison to coverage carried by companies in similar lines of business as MDC and the MDC Subsidiaries. As of the date hereof, there is no pending claim against such insurance policies by or in respect of MDC or any MDC Subsidiary as to which the insurers have denied coverage. Except as would not reasonably be expected to have an MDC Material Adverse Effect, neither MDC nor any MDC Subsidiary is in breach or default under any such insurance policy, and neither MDC nor any MDC Subsidiary has taken any action or failed to take any action which (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination or material modification of any of the material insurance policies of MDC and the MDC Subsidiaries.
Section 4.21 Material Contracts.
(a)   Except for this Agreement and any agreements filed by MDC with the SEC, Section 4.21(a) of the MDC Disclosure Letter sets forth a correct and complete list of each of the following Contracts to which, as of the date hereof, MDC or any MDC Subsidiary is a party or by which MDC or any MDC Subsidiary or any of their respective assets is bound (each such Contract set forth or required to be set forth on the MDC Disclosure Letter, an “MDC Material Contract”):
(i)   any “material contract” (as such term is defined in Item 601 (b)(10) of Regulation S-K of the SEC);
(ii)   any partnership or joint venture agreement (other than a partnership agreement constituting an organizational agreement of a Subsidiary) that is material to MDC and the MDC Subsidiaries, taken as a whole;
(iii)   except for (A) intercompany transactions among MDC and the MDC Subsidiaries in the ordinary course of business consistent with past practices and (B) the MDC Credit Agreement and any security documents related thereto, any Contract relating to the borrowing of money (including any guarantee thereof) or that is a mortgage, security agreement, capital lease or similar agreement, in each case in excess of $5,000,000 or that creates a Lien other than a Permitted Lien on any material asset of MDC or any MDC Subsidiary;

(iv)   other than any partnership, joint venture or similar arrangement, any Contract that materially limits or purports to materially limit the ability of MDC and the MDC Subsidiaries, taken as a whole, to compete or engage in any line of business, in any geographic area or with any Person;
(v)   except for intercompany transactions among MDC and the MDC Subsidiaries in the ordinary course of business consistent with past practices and any security documents related to the MDC Credit Agreement that will be released in connection with the Closing, any Contract that includes a license, sublicense or other grant of rights under any Intellectual Property or other intangible asset (whether as a licensor or a licensee) and contains (A) a payment of $5,000,000 or more per year or (B) a grant of exclusive rights under material Intellectual Property;
(vi)   any Contract entered into since January 1, 2018 relating to the sale of any of the assets or properties of MDC or any MDC Subsidiary in excess of $5,000,000, other than (A) those in respect of which the sale transaction has previously closed, are so reflected on MDC’s financial statements, and do not provide for any continuing material obligations on the part of MDC or any MDC Subsidiary, or (B) relate to an intercompany transaction among MDC and the MDC Subsidiaries in the ordinary course of business consistent with past practices;
(vii)   any Contract entered into since January 1, 2018 relating to the acquisition by MDC or any MDC Subsidiary of any assets or the capital stock of any other Person in excess of $5,000,000, other than those in respect of which the acquisition has previously closed, are so reflected on MDC’s financial statements and do not provide for any continuing material obligations on the part of MDC or any MDC Subsidiary;
(viii)   with respect to an MDC Stock Plan, MDC Incentive Award or MDC Benefit Plan, any Contract that provides for an increase in, or acceleration of the vesting of any, benefits as a result of the occurrence of any of the Transactions;
(ix)   any Contract (other than an MDC Benefit Plan) under which the Transactions would trigger any change of control, any right of termination, cancellation or amendment, or any acceleration of any obligation or loss of a benefit;
(x)   any Contract that requires aggregate annual payments by or to MDC or any MDC Subsidiary in excess of $10,000,000 or aggregate payments by or to MDC or any MDC Subsidiary in excess of $10,000,000, other than as set forth in clause (xiv) of this Section 4.21(a);
(xi)   any Contract that contains (A) exclusivity or similar provisions, (B) non-solicitation provisions, or (C) “most favored nation” provisions, in each case that would limit in any material respect, following the Closing, MDC and the MDC Subsidiaries, taken as a whole, from engaging in their businesses;
(xii)   any Contract involving any resolution or settlement of any actual or threatened legal proceeding before a Governmental Entity or that provides for any injunctive or other non-monetary relief or grants a material release;
(xiii)   any Contract with any Governmental Entity; and
(xiv)   any Contract with an MDC Material Customer or an MDC Material Supplier that involves aggregate payments by or to MDC or any MDC Subsidiary in excess of $1,000,000 during the fiscal year ended December 31, 2019.
(b)   MDC has made available to Stagwell correct and complete copies of each MDC Material Contract (including all modifications, amendments, supplements, annexes and schedules thereto and written waivers thereunder). Each MDC Material Contract is valid and binding on MDC or an MDC Subsidiary, as the case may be, and, to the knowledge of MDC, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to have an MDC Material Adverse Effect. Neither MDC nor any MDC Subsidiary, nor, to MDC’s knowledge, any counterparty to any MDC Material Contract, has violated or is alleged to have violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any MDC Material Contract, except in each case for those violations and defaults which would not reasonably be expected to have an MDC Material Adverse Effect.
Section 4.22 Customers and Suppliers. Section 4.22(a) of the MDC Disclosure Letter sets forth a correct and complete list of the top fifteen (15) third-party customers (by annual revenue) of MDC and the MDC Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2019 (collectively, the “MDC Material Customers”) and the amount of consideration paid to MDC and the MDC Subsidiaries by each MDC Material Customer during such fiscal year period.). Section 4.22(b) of the MDC Disclosure Letter sets forth a correct and complete list of the top ten (10) third-party suppliers (by annual expenditure) of MDC and the MDC Subsidiaries for the fiscal year ended December 31, 2019 (collectively, the “MDC Material Suppliers”) and the amount of consideration paid to each MDC Material Supplier by MDC and the MDC Subsidiaries during such fiscal year period. Since January 1, 2019 through the date of this Agreement: (i) no MDC Material Customer or MDC Material Supplier has canceled or otherwise terminated its relationship with MDC or any MDC Subsidiary except as would not reasonably be expected to be material to the business of MDC and the MDC Subsidiaries, taken as a whole, and (ii) to the knowledge of MDC, no MDC Material Customer or MDC Material Supplier has threatened to cancel or otherwise terminate its relationship with MDC or any MDC Subsidiary or its usage of the services of MDC or any MDC Subsidiary, except as would not reasonably be expected to be material to the business of MDC and the MDC Subsidiaries, taken as a whole.
Section 4.23 Certain Business Practices.
(a)   As of the date hereof, none of MDC, any MDC Subsidiary, or any director (or other comparable position), officer, employee, affiliate or agent of the same (acting in such capacity), is in material violation of or has for the three (3) years prior to the date hereof materially violated any applicable Law, or, to the knowledge of MDC, is under investigation or the subject of any inquiry, litigation or administrative or enforcement proceedings with respect to or been threatened to be charged with or given notice of any violation of, any applicable Law, has received a subpoena relating to an investigation or allegations of the same, or is aware of any conduct that could reasonably give rise to any investigation, inquiry, litigation or administrative or enforcement proceeding relating to alleged violations of applicable Law at this time or any time in the future. As of the date hereof, there is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Entity outstanding against MDC or any MDC Subsidiary, or any director (or other comparable position), officer, employee or agent of the same (acting in such capacity).
(b)   Neither MDC nor any MDC Subsidiaries, nor any director (or other comparable position), officer, employee, affiliate or agent of the same (acting in such capacity) in connection with the business activities of MDC or any of the MDC Subsidiaries, has, in any material respect, directly or indirectly:
(i)   made, authorized, offered, or promised any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment of value, regardless of form, whether in money, property, or services, to any Official or other Person in violation of any Anti-Bribery Law;
(ii)   used any MDC or MDC Subsidiary funds for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity;
(iii)   established or maintained any unlawful or hidden fund of monies or other assets of MDC or any MDC Subsidiary; or
(iv)   made, promised or authorized any fraudulent entry on the books or records of MDC or any MDC Subsidiary.
(c)   MDC and each of the MDC Subsidiaries maintains books, records, and accounts that are readily accessible and available and that, in reasonable detail, accurately and fairly reflect its transactions and dispositions of its assets, and maintains a system of internal accounting controls sufficient to provide reasonable assurances of the same, including that:
(i)   its transactions are executed, and its funds are expended only in accordance with its management’s authorization;

(ii)   its transactions are recorded as necessary to permit preparation of its financial statements in conformity with the GAAP;
(iii)   access to its assets is permitted only in accordance with its management’s authorization; and
(iv)   its accounting for assets is compared with existing assets at reasonable intervals and action is taken with respect to any differences
(d)   The operations of MDC and the MDC Subsidiaries are conducted in compliance in all material respects with all applicable Export Laws and anti-money laundering laws. Neither MDC nor any of the MDC Subsidiaries, nor any director (or other comparable position), officer, employee, affiliate or agent of the same, or holders of more than ten percent (10%) of the equity interests in the same (i) is a Sanctioned Person, or (ii) engages in any dealings or transactions with any Sanctioned Person on behalf of MDC or the MDC Subsidiaries in violation of Export Laws.
Section 4.24 Affiliate Transactions. No officer or director of MDC, or to the knowledge of MDC, no holder of 10% or more of the equity interests in MDC or any MDC Subsidiary and, to the knowledge of MDC, no immediate family member of any of such Persons, or, to the knowledge of MDC, any trust, partnership or corporation in which any of such Persons has or has had an interest is a party to any Contract (other than an MDC Benefit Plan) to which MDC or any MDC Subsidiary is a party or any of its properties or assets are bound.
Section 4.25 Competition Act. MDC and its Affiliates do not have assets in Canada that exceed $200 million or gross revenues from sales in, from or into Canada that exceed $200 million, all as determined in accordance with Part IX of the Competition Act and the Notifiable Transactions Regulations thereunder.
Section 4.26 No Additional Representations. Except for the representations and warranties contained in Article 5, MDC acknowledges that neither Stagwell nor any other Person on behalf of Stagwell makes any other express or implied representation or warranty with respect to Stagwell or any of their respective Affiliates or with respect to any other information provided to MDC in connection with this Agreement or the Transactions. MDC expressly disclaims reliance on any and all representations and warranties other than the representations and warranties set forth in Article 5, whether express or implied.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF STAGWELL
Except as set forth in the correspondingly numbered sections of the disclosure letter delivered by Stagwell to MDC at or prior to the execution and delivery of this Agreement (the “Stagwell Disclosure Letter”), but subject to Section 11.12, Stagwell represents and warrants to MDC, New MDC and Merger Sub as follows:
Section 5.01 Organization, Good Standing and Qualification.
(a)   Each of Stagwell and the Stagwell Subject Entities is a corporation, limited liability company, limited partnership, partnership or other entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite entity power and authority to own, operate and lease its properties and assets in the manner in which its properties and assets are currently owned, operated and leased and to carry on its business as now conducted.
(b)   Each of Stagwell and the Stagwell Subject Entities is duly qualified and/or licensed, as may be required, to do business and in good standing (where applicable or recognized) in each of the jurisdictions in which the nature of its business or the character of its owned, leased or used properties makes such qualification and/or licensing necessary, except where the failure to be so qualified and/or licensed would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, or prevent, materially delay or materially impair the ability of Stagwell to timely consummate the Transactions.
(c)   Stagwell has made available to MDC complete and correct copies of each Stagwell Subject Entity’s certificate of incorporation and by-laws or comparable governing documents (the agreements so made available, the “Stagwell Organizational Documents”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect, and no such Stagwell Subject Entity is in violation in any material respect of any of the provisions thereof.
Section 5.02 Capitalization.
(a)   Immediately prior to the Closing, the issued and outstanding equity capital of SMGH will consist of one (1) ownership interest held by Stagwell and there will be no other outstanding equity interests (including any options, warrants or other forms of derivative equity interests) or other voting or economic interests of SMGH outstanding as of immediately prior to the Closing. Section 5.02(a) of the Stagwell Disclosure Letter sets forth a true, correct and complete list of the Stagwell Incentive Awards as of the date hereof, including, with respect to each such award, the applicable Stagwell Subject Entity to which such award relates, the name of the holder thereof, the number of units subject to each such award and the vesting schedule (including any performance conditions) thereof.
(b)   The SMGH Interest and all outstanding capital stock and other interests of the other Stagwell Subject Entities are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any pre-emptive or similar right, purchase option, call or right of first refusal or similar right. All of the shares of capital stock and other interests described in this Section 5.02(b) were issued in material compliance with applicable Laws (including securities Laws).
(c)   Except as set forth in this Section 5.02, SMGH has not issued any securities, the holders of which have the right to vote with the equity holders of SMGH on any matter.
(d)   There are no existing options, units, warrants, calls, pre-emptive (or similar) rights, subscriptions, phantom stock, phantom rights, stock appreciation rights, restricted stock, restricted stock units, incentive units, earn-in credits or any other equity or equity-based compensation or any other rights, Contracts, arrangements or commitments of any kind (including shareholders agreements, voting trusts or similar Contracts) relating to any equity interests of SMGH or any other Stagwell Subject Entity or obligating SMGH or any other Stagwell Subject Entity to issue, transfer or sell, or cause to be issued, transferred or sold, any equity interests of such Stagwell Subject Entity or any securities convertible into or exchangeable for such equity interests or similar profit participation rights, and there are no current outstanding contractual obligations of SMGH or any other Stagwell Subject Entity to repurchase, redeem or otherwise acquire any of its equity interests or any securities convertible into or exchangeable for such equity interests or similar profit participation rights, in each case other than in relation to obligations under Stagwell Incentive Awards.
(e)   Stagwell has made available to MDC true and complete copies of all Stagwell Incentive Plans covering the Stagwell Incentive Awards outstanding as of the date hereof, the forms of all award agreements evidencing such Stagwell Incentive Awards (and any other award agreement to the extent there are material variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply).
Section 5.03 Authorization; No Conflict.
(a)   Stagwell has the requisite partnership power and authority to enter into and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement by Stagwell, the performance by Stagwell of its obligations hereunder and the consummation by Stagwell of the Transactions have been duly and validly approved by the Stagwell Group, in its capacity as the sole general partner of Stagwell, and no other partnership or other action on the part of Stagwell is necessary to authorize the execution, delivery and performance of this Agreement by Stagwell and the consummation by Stagwell of the Transactions.
(b)   This Agreement has been duly executed and delivered by Stagwell and, assuming due authorization, execution and delivery by MDC, New MDC and Merger Sub, constitutes a valid and binding obligation of Stagwell, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).
(c)   None of the execution and delivery of this Agreement by Stagwell, the consummation by Stagwell of the Transactions or compliance by Stagwell with any of the provisions herein will (i) result in a violation or breach of or conflict with the limited partnership agreement of Stagwell or the Stagwell Organizational Documents, (ii) (A) result in a violation or breach of or conflict with any provisions of, (B) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (C) result in the termination or cancellation of, give rise to a right of purchase under, (D) accelerate the performance required by Stagwell or any Stagwell Subject Entity under, (E) result in a right of termination or acceleration under, (F) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets owned or operated by Stagwell or any Stagwell Subject Entity under, (G) result in being declared void, voidable, or without further binding effect under, any of the terms, conditions or provisions of, any Contract to which Stagwell or any of the Stagwell Subject Entity is a party or by which Stagwell or any Stagwell Subject Entity or any of their respective properties or assets may be bound, or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 5.03(d), violate any Laws applicable to Stagwell or any Stagwell Subject Entity or any of their respective properties or assets, other than any such event described in clause (i) (only with respect to a Stagwell Subject Entity), (ii) or (iii) which would not reasonably be expected to have a Stagwell Material Adverse Effect or prevent, materially delay or materially impair the ability of Stagwell to timely consummate the Transactions.
(d)   Except for filings, permits, authorizations, consents, approvals and other applicable requirements as may be required under the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act or the Investment Canada Act, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Stagwell of this Agreement or the consummation by Stagwell of the Transactions.
Section 5.04 Subsidiaries.
(a)   Section 5.04(a) of the Stagwell Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each (i) Stagwell Subject Entity, (ii) entity (other than the Stagwell Subject Entities) in which any Stagwell Subject Entity owns any interest, and (iii) SMGH’s percentage aggregate direct or indirect record and beneficial ownership of each such Stagwell Subject Entity (other than SMGH) as of the date hereof.
(b)   All of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, (i) each Stagwell Subject Entity (other than SMGH), and (ii) each other Person that is a legal entity in which SMGH has an equity ownership interest are duly authorized, validly issued, fully paid up and, in the case of all corporate Stagwell Subject Entities (other than SMGH), nonassessable (in jurisdictions that recognize such concepts), and such shares, securities or interests are owned by SMGH or by any other Stagwell Subject Entity free and clear of any Liens (other than Securities Liens and Credit Agreement Liens) or limitations on voting rights. Section 5.04(b) of the Stagwell Disclosure Letter sets forth a true and correct list as of the date hereof of (A) each Stagwell Subject Entity, (B) the name of each shareholder or equityholder of each Stagwell Subject Entity, (C) the percentage of shares or other equity or voting interests of each Stagwell Subject Entity owned by such holder and (D) all subscriptions, options, units, warrants, calls, rights, convertible securities,phantom stock, stock appreciation rights, or any other equity or equity-based compensation or other Contracts relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Stagwell Subject Entity.
Section 5.05 Financial Statements; Internal Controls.
(a)   Stagwell has delivered to MDC complete copies of the Stagwell Subject Entity Financial Statements. The Stagwell Subject Entity Financial Statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and present fairly in all material respects the financial position, results of operations and cash flows of the Stagwell Subject Entities (excluding, for all purposes, the Reputation Defender Entities) as of the dates and for the respective periods shown.
(b)   Stagwell has delivered to MDC complete copies of the Reputation Defender Entity Financial Statements. The Reputation Defender Entity Financial Statements have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and present fairly in all material respects the financial position, results of operations and cash flows of the Reputation Defender Entities as of the dates and for the respective periods shown.
(c)   Stagwell has devised and maintained systems of internal accounting controls which it has applied with respect to the Stagwell Subject Entities which systems are effective in providing reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements (including the Stagwell Subject Entity Financial Statements and the Reputation Defender Financial Statements) in accordance with GAAP, and (ii) that (A) all transactions are executed in accordance with management’s general or specific authorization, (B) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain proper accountability for items, (C) access to its property and assets is permitted only in accordance with management’s general or specific authorization and (D) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences. There is no significant deficiency or material weakness in the system of internal accounting controls utilized by the Stagwell Subject Entities or, to the knowledge of Stagwell, fraud that involves management of the Stagwell Subject Entities or other employees or independent contractors of the Stagwell Subject Entities who have a role in the preparation of financial statements or internal accounting controls utilized by the Stagwell Subject Entities. During the past five (5) years, no director or officer of any Stagwell Subject Entity, or to the knowledge of Stagwell any non-officer employees, external auditor, external accountant or similar authorized representative of any Stagwell Subject Entity, has received or otherwise been made aware of any material complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any Stagwell Subject Entity or their respective internal accounting controls, including any complaint, allegation or claim that any Stagwell Subject Entity engaged in accounting or auditing practices that represent a violation of GAAP or GAAS.
Section 5.06 Absence of Changes. Since the Stagwell Audited Balance Sheet Date through the date hereof, (a) there has not been any Stagwell Material Adverse Effect, and no event has occurred or circumstance arisen that, in combination with any other events or circumstances, would reasonably be expected to have or result in a Stagwell Material Adverse Effect; (b) no Stagwell Subject Entity has taken any action, or authorized, approved, committed or agreed to take any action that, if taken between the date hereof and the Closing Date, would require MDC’s consent under Section 6.02(b); and (c) the Stagwell Subject Entities have conducted their business in the ordinary course of business consistent with past practice.
Section 5.07 Litigation. As of the date hereof, there are no Proceedings pending or, to the knowledge of Stagwell, threatened against any of the Stagwell Subject Entities or any of their respective properties or assets or any director, officer or employee of any of the Stagwell Subject Entities (i) for which any of the Stagwell Subject Entities may be liable that would reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole or (ii) that challenges or seeks to prevent, enjoin or otherwise delay the Transactions, and, in each case, to the knowledge of Stagwell, there are no presently existing facts or circumstances that would constitute a reasonable basis therefor. As of the date hereof, there are no judgments, decrees, injunctions, awards or orders of any Governmental Entity outstanding against any of the Stagwell Subject Entities that would reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, or prevent, materially delay or materially impair the ability of Stagwell to timely consummate the Transactions.
Section 5.08 Information Supplied.
(a)   None of the information supplied or to be supplied by Stagwell for inclusion or incorporation by reference in the Combined Proxy Statement/Prospectus will (i) as of the date of its filing, (ii) at the time it becomes effective, (iii) as of the date the Combined Proxy Statement/Prospectus is mailed to shareholders of MDC, or (iv) at the time of the meeting of shareholders of MDC to be held in connection with the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(b)   The portions of the Combined Proxy Statement/Prospectus supplied by Stagwell will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Stagwell with respect to information regarding MDC or the MDC Subsidiaries incorporated by reference in the Combined Proxy Statement/Prospectus or supplied by MDC or the MDC Subsidiaries specifically for inclusion in the Combined Proxy Statement/Prospectus.
Section 5.09 No Undisclosed Liabilities. The Stagwell Subject Entities do not have any Liabilities required by GAAP to be recognized on a condensed consolidated statement of financial position of the Stagwell Subject Entities except (a) as reflected, reserved or disclosed in the Stagwell Financial Statements, (b) as incurred since December 31, 2019 in the ordinary course of business, (c) as incurred in accordance with this Agreement or in connection with the Transactions, (d) that are obligations to perform pursuant to the terms of any of the Stagwell Material Contracts, or (e) as would not be material to the Stagwell Subject Entities, taken as a whole.
Section 5.10 Broker’s Fees. No agent, broker, Person or firm is or will be entitled to any advisory, commission or broker’s or finder’s fee or commission from any Stagwell Subject Entity in connection with any of the Transactions.
Section 5.11 Financing.
(a)   Stagwell has delivered to MDC true, accurate and complete copies of (i) the Second Stagwell Credit Agreement Amendment, pursuant to which, and subject to the terms and conditions of which, the lenders party thereto have committed to lend the amounts set forth therein to Stagwell Marketing Group effective as of the Closing (such financing, the “Stagwell Revolver Financing”) and (ii) the Term Loan Credit Agreement, pursuant to which, and subject to the terms and conditions of which, the lenders party thereto have committed to lend the amounts set forth therein to Stagwell Marketing Group effective as of the Closing (such financing, the “Stagwell Term Loan Financing,” and together with the Stagwell Revolver Financing, the “Debt Financing”).
(b)   As of the date of this Agreement, (i) each of the Second Stagwell Credit Agreement Amendment and the Term Loan Credit Agreement is in full force and effect and has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect and (ii) each of the Second Stagwell Credit Agreement Amendment and the Term Loan Credit Agreement, in the forms so delivered, constitute a legal, valid and binding obligation of Stagwell Marketing Group and its Subsidiaries, as applicable, and, to the knowledge of Stagwell, the other parties thereto, enforceable by and against it or them, as the case may be, in accordance with its terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles. Other than as expressly set forth in the Second Stagwell Credit Agreement Amendment or the Term Loan Credit Agreement, there are no other agreements, side letters, or arrangements relating to the Stagwell Credit Agreement Amendment or the Term Loan Credit Agreement that could affect the amount, availability or conditionality of the Debt Financing.
(c)   As of the date of this Agreement, (i) no lender party to the Stagwell Credit Agreement Amendment or the Term Loan Credit Agreement has notified Stagwell or any of its Subsidiaries of any inability to, or intention not to, satisfy its obligations under the Stagwell Credit Agreement Amendment or the Term Loan Credit Agreement, as applicable, or not to provide any portion of the Debt Financing, (ii) assuming satisfaction of the Closing Conditions, Stagwell has no reason to believe that any of the conditions to the Second Stagwell Credit Agreement Amendment or the Term Loan Credit Agreement will fail to be satisfied on a timely basis; and (iii) no default, event of default or drawstop event (however described) under either the Stagwell Credit Agreement Amendment or the Term Loan Credit Agreement has occurred and there is no event or circumstance which could reasonably be expected to constitute such a default, event of default or drawstop event which would enable the relevant lenders to refuse to provide funds under either the Stagwell Credit Agreement Amendment or the Term Loan Credit Agreement.
Section 5.12 Labor Matters. (a) No Stagwell Subject Entity (i) is a party to any collective bargaining, works council, information and consultation or other Contracts with any labor organization or union or other employee representative or organization (and no such Contract is currently being requested by, or is under discussion by management with, any employee, group of employees or others), or (ii) is obligated by, or subject to, any order of the National Labor Relations Board or other labor board or administration, or any unfair labor practice decision, or any similar order or decision in any jurisdiction.
(b)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, no Stagwell Subject Entity is a party or subject to any pending or, to the knowledge of Stagwell, threatened labor or civil rights dispute, controversy or grievance or any unfair labor practice charge or proceeding with respect to claims of, or obligations of, any employee or group of employees.
(c)   There are no labor unions, works council or other similar representative or organizations, representing or, to Stagwell’s knowledge, purporting to represent any employees of the Stagwell Subject Entities and no Stagwell Subject Entity has received any notice that any labor representation request is pending or is threatened with respect to any employees of the Stagwell Subject Entities. No Stagwell Subject Entity is subject to any pending or, to the knowledge of Stagwell, threatened, strikes, slowdowns, lockouts, walkouts, work stoppages or any other industrial action in any jurisdiction.
(d)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, the Stagwell Subject Entities are, and during the last five (5) years have been, in compliance with all applicable foreign, federal, state and local Laws respecting labor, employment and employment practices, including terms and conditions of employment, wages and hours, holiday pay, discrimination, equal pay, disability, workers compensation, wrongful discharge, immigration and occupational safety and health, and there are no claims, suits, disputes, actions, grievances, audits or investigations or disciplinary actions by any Governmental Entity or any current or former employee, director, or individual independent contractor of the Stagwell Subject Entities pending or, to the knowledge of Stagwell, threatened against any Stagwell Subject Entity with respect to the employment or termination of any employee or individual independent contractor of the Stagwell Subject Entities (including with respect to any of the topics referenced in this Section 5.12(d)). Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, all individuals who perform or have performed services for the Stagwell Subject Entities have been properly classified under applicable Law as employees or independent contractors to the extent applicable, and, for employees, as an “exempt” or “nonexempt” employee (within the meaning of the Fair Labor Standards Act and applicable state Law) to the extent applicable. None of the Stagwell Subject Entities maintains any leased employees.
(e)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, to the knowledge of Stagwell, in the last five (5) years, no allegations, claims or reports of sexual or other unlawful harassment or discrimination or retaliation have been made against (i) any officer or other key employee of any Stagwell Subject Entity or (ii) any employee of the Stagwell Subject Entities who is currently at a level of Vice President or above.
(f)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, no Stagwell Subject Entity has, during the last three (3) years, effectuated a “plant closing” or “mass layoff” (each as defined in WARN or any similar concept under applicable Laws) that would trigger a notice requirement under WARN or to any Governmental Entity, or taken any other action that would trigger a notice requirement under any similar state or local Law and no layoffs that could implicate any such applicable Laws are currently contemplated by Stagwell.
(g)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, each Stagwell Subject Entity(i) is and at all relevant times has been in compliance with COVID-19 related safety and health Laws and guidance issued and enforced by OSHA and the applicable foreign, federal, state or local Governmental Entity, and with the paid and unpaid leave requirements of the Families First Coronavirus Response Act and any similar Laws in other jurisdictions;

and (ii) to the extent any Stagwell Subject Entity has granted employees paid sick leave or paid family leave under the Families First Coronavirus Response Act or any similar Laws in other jurisdictions, such Stagwell Subject Entity has taken commercially reasonable efforts to obtain and retain all material documentation required to substantiate eligibility for the relevant leave and for sick leave or family leave tax credits pursuant to applicable Law to the extent the time limit to obtain or receive such substantiation has not lapsed. To the extent Stagwell has knowledge of any Stagwell Subject Entity employees or independent contractors who have tested positive for COVID-19, such Stagwell Subject Entity has taken commercially reasonable efforts to take all material precautions required under applicable Law with respect to such employees and independent contractors. The Stagwell Subject Entities have used commercially reasonable efforts to document any such diagnosis to the extent required by laws of OSHA or other applicable Law.
Section 5.13 Benefit Plans.
(a)   Section 5.13(a) of the Stagwell Disclosure Letter contains a true, complete and correct list of each material Stagwell Benefit Plan.
(b)   Each Stagwell Benefit Plan has been established, operated, maintained, funded and administered (i) in compliance in all material respects with all applicable Laws, orders, statutes, regulations and rules issued by a Governmental Entity, including ERISA and the Code, and with any Contract entered into with a union, works council or labor representative or organization and (ii) in accordance with its terms.
(c)   With respect to each material Stagwell Benefit Plan, Stagwell has made available to MDC copies, to the extent applicable, of: (i) the current plan and trust documents and the most recent summary plan description and any material modifications with respect thereto and, with respect to any unwritten Stagwell Benefit Plan, a written summary of such Stagwell Benefit Plan, (ii) all amendments thereto, (iii) the three most recent annual reports (Form 5500 series), (iv) the most recent financial statements, (v) the most recent Internal Revenue Service determination letter or opinion letter, (vi) all non-routine, written communications with respect thereto and (vii) any comparable documents with respect to Stagwell Non-US Plans that are required to be prepared or filed under the applicable Laws of a non-U.S. jurisdiction.
(d)   No Stagwell Subject Entity or any of their respective ERISA Affiliates has ever maintained or contributed to (or been obligated to contribute to): (i) a benefit plan that was ever subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code.
(e)   Each Stagwell Benefit Plan intended to qualify under Section 401(a) of the Code is the subject of a favorable determination or opinion letter from the Internal Revenue Service with respect to its qualified status, and to the knowledge of Stagwell, no facts or circumstances exist that have jeopardized or would reasonably be expected to jeopardize the qualification of such Stagwell Benefit Plan.
(f)   Each Stagwell Benefit Plan that is required to be registered or approved by a foreign Governmental Entity or subject to the Laws of a jurisdiction outside of the United States or that is otherwise maintained for the benefit of current or former employees or dependents thereof who perform services or who are employed outside of the United States (each a “Stagwell Non-US Plan”), has if required been registered with, or approved by, and has been maintained in all material respects in good standing with such Governmental Entity, and in all cases has been maintained in all material respects in compliance with applicable Law and its plan, policy and trust documents. With respect to each Stagwell Non-US Plan, the fair market value of the assets of such funded Stagwell Non-US Plan, the liability of each insurer for such Stagwell Non-US Plan funded through insurance or the book reserve established for such Stagwell Non-US Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Stagwell Non-US Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Stagwell Non-US Plan, and the transactions contemplated hereby shall not cause such assets or insurance obligations to be less than such benefit obligations. If intended to qualify for special Tax or other treatment, such Stagwell Non-US Plan satisfies all requirements for such treatment.
(g)   None of the Stagwell Subject Entities is or has at any time been an “employer” (for the purpose of sections 38 to 51 of the United Kingdom Pensions Act 2004) of a UK registered occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pension Schemes Act 1993), or “connected” with or an “associate” (as those terms are used in the United Kingdom Pensions Act 2004) of such an employer. None of the Stagwell Subject Entities maintains or contributes to any plan or arrangement that is a “multi-employer scheme” as defined in section 75A of the UK Pensions Act 1995. No contribution notice or financial support direction has been issued by the UK Pensions Regulator under sections 38 or 43 of the UK Pensions Act 2004 against any of the Stagwell Subject Entities and there is no fact or circumstance which may give rise to any such direction or notice to or in respect of any of the Stagwell Subject Entities nor any of their Affiliates or to MDC or any of its Affiliates. None of the Stagwell Subject Entities nor any of their Affiliates has been notified that it is liable for a debt arising or payable under a Section 75 Debt and neither the execution and delivery of this Agreement nor the performance of the transactions contemplated by this Agreement will or may (in either case, either alone or upon the occurrence of any additional or subsequent events) result in any Section 75 Debt arising or becoming payable by MDC, any of the Stagwell Subject Entities or any other Person.
(h)   All contributions required to be made prior to the date hereof with respect to any Stagwell Benefit Plan by applicable Law, any order or any Stagwell Benefit Plan document or other contractual undertaking, and all premiums due or payable prior to the date hereof with respect to any insurance policy funding any Stagwell Benefit Plan have been timely made or properly accrued in accordance with GAAP.
(i)   There are no pending or, to the knowledge of Stagwell, threatened material Proceedings by or on behalf of any Stagwell Benefit Plan, any employee or beneficiary covered under any Stagwell Benefit Plan, any Governmental Entity involving any Stagwell Benefit Plan, or otherwise involving any Stagwell Benefit Plan (other than routine claims for benefits). No Stagwell Benefit Plan is under audit or is the subject of an investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the U.S. Securities and Exchange Commission or any other Governmental Entity, in any jurisdiction, nor is any such audit or investigation pending or, to the knowledge of Stagwell, threatened.
(j)   No Stagwell Benefit Plan provides post-employment welfare benefits, including life insurance, death or medical benefits, beyond termination of service or retirement for any participant, or any spouse, dependent or beneficiary of a participant except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (or any other similar applicable Law).
(k)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, each Stagwell Benefit Plan that is or was a nonqualified deferred compensation plan subject to Section 409A of the Code has been maintained and operated in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder during the respective time periods in which such operational or documentary compliance has been required. No Tax penalties or additional Taxes have been imposed or would be reasonably expected to be imposed on any current or former employee of any Stagwell Subject Entity, and no acceleration of Taxes has occurred or would be reasonably expected to occur with respect to any current or former employee, director or other service provider of any Stagwell Subject Entity, in each case as a result of a failure to comply with Section 409A of the Code. No employee, director or other service provider of any Stagwell Subject Entity is entitled to receive any gross-up or additional payment in connection with the Tax required by Section 409A or Section 4999 of the Code.
(l)   Neither the execution nor delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event whether contingent or otherwise) will: (i) accelerate the time of payment or vesting of any compensation or benefit, or trigger any funding of benefits under any Stagwell Benefit Plan or otherwise; (ii) entitle any current or former employee, director or other service provider to any payment, compensation or benefit or increase in compensation or benefits under any Stagwell Benefit Plan or otherwise; or (iii) result in any breach or violation of or default under or limit any right to amend, modify or terminate any Stagwell Benefit Plan.
(m)   No amount that will be received (whether in cash or property or the vesting of property), as a result of the execution of this Agreement or the consummation of the Transactions, by any current or former employee, director or individual service provider under any Stagwell Benefit Plan or otherwise would not be deductible by any Stagwell Subject Entity by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.
Section 5.14 Taxes.
(a)   (i) All material Tax Returns required by Law to be filed by a Stagwell Subject Entity (or in which a Stagwell Subject Entity is required to be included) have been timely filed (taking into account all applicable extensions), and all such Tax Returns are true, correct and complete in all material respects, (ii) all Taxes with respect to each Stagwell Subject Entity have been timely paid to the appropriate Governmental Entity and each Stagwell Subject Entity has timely paid (or has had timely paid on its behalf) all material Taxes required to be paid by it, except for those Taxes being contested in good faith or for which adequate reserves have been established in the financial statements of the Stagwell Subject Entities in accordance with GAAP.
(b)   The Stagwell Subject Entities have (i) withheld and paid all material Taxes required to have been withheld and paid prior to the Closing in connection with amounts paid or owing to any employee, former employee, creditor, customer, supplier, seller or other third party and (ii) complied with all material reporting requirements (including maintenance of required records with respect thereto) with respect to such payments.
(c)   No claim has ever been made by a Governmental Entity in any jurisdiction where a Stagwell Subject Entity does not file Tax Returns or pay Taxes that such Stagwell Subject Entity is required to file Tax Returns or pay Taxes in such jurisdiction, other than a claim that has been finally resolved.
(d)   There are no material audits, disputes, or administrative or judicial proceedings ongoing or pending, or claims asserted in writing, in respect of material unpaid Taxes of any Stagwell Subject Entity, other than any claim that has been resolved. No deficiency for any Taxes has been assessed or proposed or asserted in writing against any Stagwell Subject Entity that has not been resolved and paid in full.
(e)   There are no material Liens (other than Permitted Liens) for unpaid Taxes upon any of the assets of any Stagwell Subject Entity.
(f)   No Stagwell Subject Entity is party to any material agreement, the principal purpose of which is the allocation, indemnification or sharing of Taxes other than such an agreement exclusively between or among any Stagwell Subject Entities. No Stagwell Subject Entity has any liability for any Tax or any portion of a Tax (or any amount calculated with reference to any portion of a Tax) of any Person other than a Stagwell Subject Entity, including under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) or as transferee or successor, and no Stagwell Subject Entity has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated income or franchise Tax Return (other than a group the common parent of which is a Stagwell Subject Entity or for which the statute of limitations on collection of the relevant Tax has expired).
(g)   No Stagwell Subject Entity has engaged in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(h)   No Stagwell Subject Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any prepaid amount received on or prior to the Closing Date, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. income tax law) entered into on or prior to the Closing Date, (D) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or foreign income Tax Law); (E) a change in the method of accounting for a period ending prior to or including the Closing Date; or (F) an election pursuant to Section 965(h) of the Code.
(i)   During the period beginning two (2) years before the date hereof, no Stagwell Subject Entity has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.
(j)   No Stagwell Subject Entity has filed an election under Treasury Regulations Section 301.9100-22 to apply the Partnership Audit Rules to taxable years that begin prior to December 31, 2017.
(k)   No Stagwell Subject Entity has deferred any payroll Taxes pursuant to the CARES Act or are the beneficiaries of any other COVID-19 related tax deferral relief of any U.S. state and local Governmental Entities.
(l)   No Stagwell Subject Entity has incurred any loan, directly or indirectly, pursuant to the Paycheck Protection Program, established by the CARES Act, as amended or supplemented from time to time by interim rules, policy statements, FAQs or otherwise.
(m)   Section 5.14(a) of the Stagwell Disclosure Letter includes a list of each Stagwell Subject Entity together with each such Stagwell Subject Entity’s classification for U.S. federal income tax purposes.
Section 5.15 Environmental Matters. Except as to matters that would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole:
(a)   Each of the Stagwell Subject Entities is, and for the past three (3) years has been, in compliance with all applicable Environmental Laws;
(b)   Each of the Stagwell Subject Entities is in possession of all Environmental Permits and is in compliance with the terms and conditions thereof, and such Environmental Permits are in full force and effect, free from breach, and will not be adversely affected by the Transactions;
(c)   No Stagwell Subject Entity has entered into any consent decree under any Environmental Law;
(d)   There are no Environmental Claims that are pending or, to the knowledge of Stagwell, threatened against any Stagwell Subject Entity or, to the knowledge of Stagwell, against any Person or entity whose liability for any Environmental Claim any of the Stagwell Subject Entities has or may have retained or assumed either contractually or by operation of Law;
(e)   To the knowledge of Stagwell, there are no past or present specific conditions, events or incidents, including the Release or presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against any Stagwell Subject Entity or against any Person whose liability for any Environmental Claim any of the Stagwell Subject Entities has or may have retained or assumed either contractually or by operation of Law; and
(f)   Stagwell has delivered to, or has otherwise made available for inspection by MDC, all material written assessments, audits, investigation reports, studies, test results or similar environmental documents in the possession of any Stagwell Subject Entity related to environmental, health or safety matters or Hazardous Materials.
Section 5.16 Compliance with Laws. Except for non-compliance as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole: (a) the Stagwell Subject Entities are, and for the three (3) years prior to the date hereof have been, in compliance with all applicable Laws; and (b) during the three (3) year period prior to the date hereof, no written notice, charge, claim, action or assertion has been received by any Stagwell Subject Entity or, to Stagwell’s knowledge, filed, commenced or threatened in writing against any Stagwell Subject Entity alleging any such non-compliance. All licenses, permits and approvals required under such Laws with respect to the Stagwell Subject Entities or their businesses, properties or assets are in full force and effect, except where the failure to be obtained or to be in full force and effect would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole.
Section 5.17 Title to Properties.(a) No Stagwell Subject Entity owns any real property.
(b)   Section 5.17(b) of the Stagwell Disclosure Letter sets forth an accurate and complete list of each real property lease, sublease, license or occupancy Contract pursuant to which any Stagwell Subject Entity leases, subleases, licenses or occupies real property (such properties, the “Stagwell Leased Real Property,” and such Contracts, the “Stagwell Leases”). To the knowledge of Stagwell, all buildings, structures and improvements located on such Stagwell Leased Real Property are in reasonably good condition and repair, ordinary wear and tear excepted, except if the failure to meet such standards would not materially and adversely impair the use of any such real property as currently used by the Stagwell Subject Entities’ business. To the knowledge of Stagwell, a Stagwell Subject Entity has a valid and binding leasehold interest in each parcel of Stagwell Leased Real Property, free and clear of any material Liens, other than Permitted Liens. To the knowledge of Stagwell, no Stagwell Subject Entity has subleased, licensed or otherwise granted to a third party any material right to use or occupy all or any portion of the Stagwell Leased Real Property.
(c)   A Stagwell Subject Entity has good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of the tangible assets of the Stagwell Subject Entities, except where the failure to have such good and valid title or valid leasehold interests would not, individually or in the aggregate, reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, in each case free and clear of any Liens, other than Permitted Liens.
Section 5.18 Intellectual Property.
(a)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, to the knowledge of Stagwell, the Stagwell Subject Entities own or possess licenses or other valid rights to use all Intellectual Property necessary to carry on their respective businesses as currently conducted. Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, to the knowledge of Stagwell, the conduct of the businesses of the Stagwell Subject Entities does not, and immediately following the Closing, will not, materially infringe, misappropriate or otherwise violate, and has not since January 1, 2018, materially infringed, misappropriated or otherwise violated, the Intellectual Property, moral rights or publicity rights (or other rights to use the names, likeness, signature, image, voice, personality or biographical information) of others, and, to the knowledge of Stagwell, no third party is infringing or, since January 1, 2018, has infringed the Intellectual Property owned or claimed to be owned by any Stagwell Subject Entity (“Stagwell Intellectual Property”). None of the Stagwell Subject Entities has received any notice from any Person claiming that any Stagwell Subject Entity, the conduct of the business of any Stagwell Subject Entity or any product or service of any Stagwell Subject Entity, as applicable, infringes, violates or misappropriates any Intellectual Property, moral rights or publicity rights (or other rights to use the names, likeness, signature, image, voice, personality or biographical information).
(b)   Section 5.18(b) of the Stagwell Disclosure Letter lists (i) all (A) material registered, issued or filed Stagwell Intellectual Property, (B) material unregistered trademarks included in the Stagwell Intellectual Property and (C) the Stagwell Digital Products; and (ii) any challenges to the validity, enforceability or ownership of any of the material Stagwell Intellectual Property, including Proceedings before any Governmental Entity (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which a Stagwell Subject Entity is or was, since January 1, 2018, a party and in which claims are or were raised relating to the validity, enforceability or ownership of any of the material Stagwell Intellectual Property (other than ordinary course Proceedings relating to any filed but not yet registered or issued Stagwell Intellectual Property to which solely the Governmental Entity and a Stagwell Subject Entity are or were parties).
(c)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, a Stagwell Subject Entity is the sole and exclusive owner of each item of Stagwell Intellectual Property, free and clear of any Liens other than Permitted Liens, and, to the knowledge of Stagwell, except as would not reasonably be expected to have a Stagwell Material Adverse Effect, a

Stagwell Subject Entity has registered its acquisition or ownership of each item of registered, issued or applied-for Stagwell Intellectual Property in its name with the United States Patent and Trademark Office or the applicable equivalent authority anywhere in the world. To the knowledge of Stagwell, no Stagwell Subject Entity has (i) granted any exclusive license with respect to any material Stagwell Intellectual Property to any other Person, (ii) transferred or assigned any material Stagwell Intellectual Property to any Person, (iii) granted to any Person any option to any of the foregoing, or (iv) done any act or failed to take any action that could cause the rights of any Stagwell Subject Entity in any Stagwell Intellectual Property to enter into the public domain other than in the ordinary course of business consistent with past practice.
(d)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, each (i) current and former employee of a Stagwell Subject Entity, (ii) current and former consultant or contractor of a Stagwell Subject Entity, and (iii) other Person, in each case who has been involved in the creation, invention or development of Intellectual Property for or on behalf of a Stagwell Subject Entity that does not vest initially in a Stagwell Subject Entity by operation of law, has executed a binding, valid and enforceable Contract with the applicable Stagwell Subject Entity that conveys to the applicable Stagwell Subject Entity any and all of such Person’s right, title and interest in and to, such Intellectual Property. To the knowledge of Stagwell, since January 1, 2018, no Person has made, or threatened to make, any right, claim, interest or option (including the right to further remuneration or consideration) with respect to any such material Intellectual Property.
(e)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, to the knowledge of Stagwell, with respect to each item of registered, issued or applied-for Stagwell Intellectual Property, (i) all necessary application, registration, maintenance and renewal fees have been timely paid to, and all necessary documents and certificates have been timely filed with, the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Intellectual Property rights; and (ii) each such item is subsisting, and except with respect to applications, valid and enforceable.
(f)   The Stagwell Subject Entities have taken commercially reasonable measures to preserve and maintain the confidentiality of, and otherwise protect against the misuse or misappropriation of, all material Stagwell-Related Confidential Information. Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, to Stagwell’s knowledge, since January 1, 2018, there has been no unauthorized disclosure, misappropriation or loss of any Stagwell-Related Confidential Information.
(g)   To the knowledge of Stagwell, and except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, the Stagwell Subject Entities have not used Open Source Software in any manner that would, with respect to any software used in connection with the Stagwell Digital Products (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works or (iii) prohibit charging a royalty or other fee for the distribution thereof. To the knowledge of Stagwell, and except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, with respect to any Open Source Software that is used by the Stagwell Subject Entities in connection with the Stagwell Digital Products, the Stagwell Subject Entities are in compliance with all applicable licenses with respect thereto.
(h)   To the knowledge of Stagwell, and except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, except as set forth in Section 5.18(h) of the Stagwell Disclosure Letter, none of the Stagwell Subject Entities has been a party to any source code escrow agreement requiring the deposit or licensing of source code incorporated or embodied in the Stagwell Digital Products (other than any open source license) for the benefit of or to any third party, and neither the execution of this Agreement nor the consummation of the Transactions will result in any requirement on any Stagwell Subject Entities (or, after the Closing, New MDC or any of its Affiliates) to (x) disclose or deliver any such source code to any Person or (y) deposit such source code into escrow or release any such source code that is currently deposited in an escrow.
(i)   To the knowledge of Stagwell, none of the Stagwell Digital Products: (i) contains any bug, defect or error that materially affects the use, functionality or performance of the Stagwell Digital

Products, other than those discovered and corrected or in the process of being corrected in the normal course of any Stagwell Subject Entity’s software maintenance procedures or (ii) currently fails to operate or comply, in any material respect, with any applicable warranty, specifications or contractual commitment relating to the use, functionality or performance of the Stagwell Digital Products (or any software therein).
Section 5.19 Privacy and Data Security.
(a)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, the Stagwell Subject Entities, and to the knowledge of Stagwell, all third Persons Processing Personal Data for or on behalf of the Stagwell Subject Entities, are in compliance and, since January 1, 2018, have been in compliance with all Data Protection Laws applicable to the operations of the Stagwell Subject Entities and all Stagwell Data Protection Commitments, in each case in all material respects.
(b)   No investigation or material claim relating to any Stagwell Subject Entity’s Processing of Personal Data, or relating to any Stagwell Subject Entity’s compliance with Data Protection Laws applicable to the operations of the Stagwell Subject Entities or Stagwell Data Protection Commitments, is being, or since January 1, 2018 was, made, conducted, prosecuted, litigated, or, to the knowledge of Stagwell, threatened by any Governmental Entity or third party.
(c)   To the knowledge of Stagwell, the execution, delivery and performance of this Agreement will not cause, constitute, or result in a breach or violation of any Data Protection Laws applicable to the operations of the Stagwell Subject Entities or Stagwell Data Protection Commitments.
(d)   The Stagwell Subject Entities have implemented reasonable, and otherwise in accordance with Laws applicable to the operations of the Stagwell Subject Entities, technical, physical, and organizational measures designed to preserve the availability, proper functioning, security and integrity of the Stagwell IT Systems and Stagwell-Related Confidential Information, and to respond to any Stagwell IT or Security Incidents. The Stagwell IT Systems are adequate for the Stagwell Subject Entities to operate their business as currently conducted in all material respects.
(e)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, since January 1, 2018, to the knowledge of Stagwell, no Stagwell Subject Entity has experienced any material Stagwell IT or Security Incident.
(f)   Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, the Stagwell Subject Entities have established and maintain reasonable data backup and disaster recovery plans for the Stagwell IT Systems of a scope appropriate for the size and complexity of the Stagwell Entities.
Section 5.20 Insurance. Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, all insurance policies maintained by the Stagwell Subject Entities, including fire and casualty, general liability, cybersecurity, workers’ compensation and employer liability, directors and officers and other liability policies are in full force and effect and provide a level of coverage that is reasonably customary in comparison to coverage carried by companies in similar lines of business as the Stagwell Subject Entities. As of the date hereof, there is no pending claim against such insurance policies by or in respect of the Stagwell Subject Entities as to which the insurers have denied coverage. Except as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole, none of the Stagwell Subject Entities is in breach or default under any such insurance policy, and none of the Stagwell Subject Entities has taken any action or failed to take any action which (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination or material modification of any of the material insurance policies of the Stagwell Subject Entities.
Section 5.21 Material Contracts.
(a)   Except for this Agreement, Section 5.21(a) of the Stagwell Disclosure Letter sets forth a correct and complete list of each of the following Contracts to which, as of the date hereof, any

Stagwell Subject Entity is a party or by which any Stagwell Subject Entity or any of their respective assets is bound (each such Contract set forth or required to be set forth on the Stagwell Disclosure Letter, a “Stagwell Material Contract”):
(i)   any partnership or joint venture agreement (other than a partnership agreement constituting an organizational agreement of a Subsidiary) that is material to the Stagwell Subject Entities, taken as a whole;
(ii)   except for (A) intercompany transactions among the Stagwell Subject Entities in the ordinary course of business consistent with past practices and (B) the Stagwell Credit Agreement, the Term Loan Credit Agreement and any security documents related thereto, any Contract relating to the borrowing of money (including any guarantee thereof) or that is a mortgage, security agreement, capital lease or similar agreement, in each case in excess of $5,000,000 or that creates a Lien other than a Permitted Lien on any material asset of any Stagwell Subject Entity;
(iii)   other than any partnership, joint venture or similar arrangement, any Contract that materially limits or purports to materially limit the ability of the Stagwell Subject Entities, taken as a whole, to compete or engage in any line of business, in any geographic area or with any Person;
(iv)   except for intercompany transactions among the Stagwell Subject Entities in the ordinary course of business consistent with past practices and any security documents related to the Stagwell Credit Agreement or the Term Loan Credit Agreement, any Contract that includes a license, sublicense or other grant of rights under any Intellectual Property or other intangible asset (whether as a licensor or a licensee) and contains (A) a payment of $5,000,000 or more per year or (B) a grant of exclusive rights under material Intellectual Property;
(v)   any Contract entered into since January 1, 2018 relating to the sale of any of the assets or properties of the Stagwell Subject Entities in excess of $5,000,000, other than (A) those in respect of which the sale transaction has previously closed, are so reflected on the Stagwell Financial Statements, and do not provide for any continuing material obligations on the part of the Stagwell Subject Entities, or (B) relate to an intercompany transaction among the Stagwell Subject Entities in the ordinary course of business consistent with past practices;
(vi)   any Contract entered into since January 1, 2018 relating to the acquisition by any Stagwell Subject Entity of any assets or the capital stock of any other Person in excess of $5,000,000, other than those in respect of which the acquisition has previously closed, are so reflected on the Stagwell’s Financial Statements and do not provide for any continuing material obligations on the part of the Stagwell Subject Entities;
(vii)   with respect to a Stagwell Incentive Plan or Stagwell Benefit Plan, any Contract that provides for an increase in, or acceleration of the vesting of any, benefits as a result of the occurrence of any of the Transactions;
(viii)   any Contract (other than a Stagwell Benefit Plan) under which the Transactions would trigger any change of control, any right of termination, cancellation or amendment, or any acceleration of any obligation or loss of a benefit;
(ix)   any Contract that requires aggregate annual payments by or to any Stagwell Subject Entity in excess of $10,000,000 or aggregate payments by or to any Stagwell Subject Entity in excess of $10,000,000, other than as set forth in clause (xiii) of this Section 5.21(a);
(x)   any Contract that contains (A) exclusivity or similar provisions, (B) non-solicitation provisions, or (C) “most favored nation” provisions, in each case that would limit in any material respect, following the Closing, the Stagwell Subject Entities, taken as a whole, from engaging in their businesses;
(xi)   any Contract involving any resolution or settlement of any actual or threatened legal proceeding before a Governmental Entity or that provides for any injunctive or other non-monetary relief or grants a material release;

(xii)   any Contract with any Governmental Entity; and
(xiii)   any Contract with a Stagwell Material Customer or a Stagwell Material Supplier that involves aggregate payments by or to any Stagwell Subject Entity in excess of $1,000,000 during the fiscal year ended December 31, 2019.
(b)   Stagwell has made available to MDC correct and complete copies of each Stagwell Material Contract (including all modifications, amendments, supplements, annexes and schedules thereto and written waivers thereunder). Each Stagwell Material Contract is valid and binding on a Stagwell Subject Entity, as the case may be, and, to the knowledge of Stagwell, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole. Neither a Stagwell Subject Entity, nor, to Stagwell’s knowledge, any counterparty to any Stagwell Material Contract, has violated or is alleged to have violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Stagwell Material Contract, except in each case for those violations and defaults which would not reasonably be expected to be material to the Stagwell Subject Entities, taken as a whole.
Section 5.22 Customers and Suppliers. Section 5.22(a) of the Stagwell Disclosure Letter sets forth a correct and complete list of the top fifteen (15) third-party customers (by annual revenue) of the Stagwell Subject Entities, taken as a whole, for the fiscal year ended December 31, 2019 (collectively, the “Stagwell Material Customers”) and the amount of consideration paid to the Stagwell Subject Entities by each Stagwell Material Customer during such fiscal year period. Section 5.22(b) of the Stagwell Disclosure Letter sets forth a correct and complete list of the top ten (10) third-party suppliers (by annual expenditure) of the Stagwell Subject Entities for each of the fiscal year ended December 31, 2019 (collectively, the “Stagwell Material Suppliers”) and the amount of consideration paid to each Stagwell Material Supplier by the Stagwell Subject Entities during such period. Since January 1, 2019 through the date of this Agreement: (i) no Stagwell Material Customer has canceled or otherwise terminated its relationship with the Stagwell Subject Entities except as would not reasonably be expected to be material to the business of the Stagwell Subject Entities, taken as a whole, and (ii) to the knowledge of Stagwell, no Stagwell Material Customer or Stagwell Material Supplier has threatened to cancel or otherwise terminate its relationship with the Stagwell Subject Entities or its usage of the services of the Stagwell Subject Entities except as would not reasonably be expected to be material to the business of the Stagwell Subject Entities, taken as a whole.
Section 5.23 Certain Business Practices.
(a)   As of the date hereof, none of the Stagwell Subject Entities, or any director (or other comparable position), officer, employee, affiliate or agent of the same (acting in such capacity), is in material violation of or has for the three (3) years prior to the date hereof materially violated any applicable Law, or, to the knowledge of Stagwell, is under investigation or the subject of any inquiry, litigation or administrative or enforcement proceedings with respect to or been threatened to be charged with or given notice of any violation of, any applicable Law, has received a subpoena relating to an investigation or allegations of the same, or is aware of any conduct that could reasonably give rise to any investigation, inquiry, litigation or administrative or enforcement proceeding relating to alleged violations of applicable Law at this time or any time in the future. As of the date hereof, there is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Entity outstanding against the Stagwell Subject Entities, or any director (or other comparable position), officer, employee or agent of the same (acting in such capacity).
(b)   Neither the Stagwell Subject Entities, nor any director (or other comparable position), officer, employee, affiliate or agent of the same (acting in such capacity) in connection with the business activities of the Stagwell Subject Entities, has, in any material respect, directly or indirectly:
(i)   made, authorized, offered, or promised any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment of value, regardless of form, whether in money, property, or services, to any Official or other Person in violation of any Anti-Bribery Law;
(ii)   used any Stagwell Subject Entity funds for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity;

(iii)   established or maintained any unlawful or hidden fund of monies or other assets of the Stagwell Subject Entities; or
(iv)   made, promised or authorized any fraudulent entry on the books or records of the Stagwell Subject Entities.
(c)   Each of the Stagwell Subject Entities maintains books, records, and accounts that are readily accessible and available and that, in reasonable detail, accurately and fairly reflect its transactions and dispositions of its assets, and maintains a system of internal accounting controls sufficient to provide reasonable assurances of the same, including that:
(i)   its transactions are executed, and its funds are expended only in accordance with its management’s authorization;
(ii)   its transactions are recorded as necessary to permit preparation of its financial statements in conformity with the GAAP;
(iii)   access to its assets is permitted only in accordance with its management’s authorization; and
(iv)   its accounting for assets is compared with existing assets at reasonable intervals and action is taken with respect to any differences.
(d)   The operations of the Stagwell Subject Entities are conducted in compliance in all material respects with all applicable Export Laws and anti-money laundering laws. Neither the Stagwell Subject Entities, nor any director (or other comparable position), officer, employee affiliate or agent of the same, or holders of more than ten percent (10%) of the equity interests in the same (i) is a Sanctioned Person, or (ii) engages in any dealings or transactions with any Sanctioned Person on behalf of the Stagwell Subject Entities in violation of Export Laws.
Section 5.24 Affiliate Transactions. No officer or director of Stagwell or any Stagwell Subject Entity, or to the knowledge of Stagwell, no holder of equity interests in Stagwell or any Stagwell Subject Entity and, to the knowledge of Stagwell, no immediate family member of any of such Persons, or, to the knowledge of Stagwell, any trust, partnership or corporation in which any of such Persons has or has had an interest is a party to any Contract (other than a Stagwell Benefit Plan) to which any Stagwell Subject Entity is a party or any of its properties or assets are bound.
Section 5.25 Sufficiency of Assets.
(a)   The Stagwell Subject Entities comprise all of the operating Subsidiaries of Stagwell.
(b)   The properties, assets and rights of the Stagwell Subject Entities include all properties, assets and rights (i) used or held for use in connection with the conduct of the business of Stagwell and its Subsidiaries and (ii) necessary and sufficient for the continued conduct of the business of Stagwell and its Subsidiaries after the Closing, in all material respects, in substantially the same manner as conducted immediately prior to the Closing.
Section 5.26 Competition Act. Stagwell and its Affiliates do not have assets in Canada that exceed $200 million or gross revenues from sales in, from or into Canada that exceed $200 million, all as determined in accordance with Part IX of the Competition Act and the Notifiable Transactions Regulations thereunder.
Section 5.27 Investment Canada Act. Stagwell is a “trade agreement investor” within the meaning of the Investment Canada Act.
Section 5.28 No Additional Representations. Except for the representations and warranties contained in Article 4, Stagwell acknowledges that neither MDC, nor any other Person on behalf of MDC, makes any other express or implied representation or warranty with respect to MDC or any of its Affiliates or with respect to any other information provided to Stagwell in connection with this Agreement or the Transactions. Stagwell expressly disclaims reliance on any and all representations and warranties other than the representations and warranties set forth in Article 4, whether express or implied.

ARTICLE 6
CONDUCT OF THE BUSINESS
Section 6.01 Conduct of Business of MDC and the MDC Subsidiaries Pending the Transactions.
(a)   MDC covenants and agrees that, from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, except (i) as set forth on Section 6.01(a) of the MDC Disclosure Letter, (ii) as Stagwell may consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as otherwise required by applicable Laws, (iv) in connection with any COVID-19 Measure or (v) as otherwise expressly required or contemplated by this Agreement (including pursuant to Section 7.18, the Debt Transactions or the Transactions, including the Redomiciliation, the Pre-Redomiciliation Restructuring, the Maxxcom Restructuring, the MDC Merger, the MDC Conversion, the Midas Corporate HoldCo Formation and the Stagwell Contribution), the businesses of MDC and the MDC Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice, and MDC shall, and shall, to the extent permitted under the applicable organizational documents, cause each MDC Subsidiary to, use its reasonable best efforts to maintain its assets and preserve intact its business and operations.
(b)   Without limiting the generality of Section 6.01(a), MDC covenants and agrees that, from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, except (i) as set forth on Section 6.01(b) of the MDC Disclosure Letter, (ii) as Stagwell may consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as otherwise required by applicable Laws, (iv) in connection with any COVID-19 Measure or (v) as otherwise expressly required or contemplated by this Agreement (including pursuant to Section 7.18, the Debt Transactions or the Transactions, including the Redomiciliation, the Pre-Redomiciliation Restructuring, the Maxxcom Restructuring, the MDC Merger, the MDC Conversion, the Midas Corporate HoldCo Formation and the Stagwell Contribution), MDC shall not directly or indirectly, and shall, to the extent permitted under the applicable organizational documents, cause the MDC Subsidiaries not to, do any of the following:
(i)   adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments;
(ii)   other than with respect to direct or indirect wholly-owned Subsidiaries, merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements providing for the sale, lease, pledge, assignment or other disposition of their respective material assets, operations or business;
(iii)   acquire any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit, whether by merger or consolidation, purchase of substantial assets or equity interest or any other manner, from any other Person;
(iv)   issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, units, warrants, phantom stock, stock appreciation rights, or any other equity or equity-based compensation or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities; provided, that this Section 6.01(b)(iv) shall not apply to the issuance of any units or shares upon the exercise or settlement of any MDC Incentive Awards outstanding as of the date hereof or granted after the date hereof in the ordinary course of business consistent with past practice (so long as (A) at no point shall the aggregate number of units or shares granted pursuant to any such MDC Incentive Awards exceed the aggregate number of units or shares granted pursuant to MDC Incentive Awards in the relevant grant cycle in the prior year and (B) no MDC Incentive Awards may be granted to members of the MDC Board pursuant to this proviso to Section 6.01(b)(iv));
(v)   create or incur any Lien securing indebtedness for borrowed money (other than a Lien currently provided for under the MDC Credit Agreement, any Permitted Lien and/or the grant of any cash collateral in respect of letters of credit issued in respect of, or otherwise securing, ordinary course operating liabilities) on any assets having a value in excess of $5,000,000 in the aggregate;
(vi)   make any loans, advances, capital contributions to or investments in any Person, other than between or among MDC and one or more MDC Subsidiaries, in each case greater than $5,000,000 or make any guarantees;
(vii)   declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for declared dividends paid by any direct or indirect wholly-owned MDC Subsidiary to MDC or any other direct or indirect wholly-owned MDC Subsidiary) or enter into any Contract with respect to the voting of its capital stock;
(viii)   reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;
(ix)   incur any indebtedness for borrowed money (which, for the avoidance of doubt, shall not include obligations in respect of cash-collateralized letters of credit issued in respect of, or other grants of cash collateral securing, ordinary course operating liabilities), other than between or among MDC and one or more MDC Subsidiaries, or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice and (B) guarantees incurred in compliance with this Section 6.01(b);
(x)   make or authorize any capital expenditure in excess of $5,000,000 in the aggregate,
(xi)   (A) enter into any Contract that would have been classified as an MDC Material Contract pursuant to Section 4.21(a)(xi) had it been entered into prior to the date of this Agreement or (B) enter into any Contract that would have been classified as an MDC Material Contract pursuant to any other clause of Section 4.21(a) had it been entered into prior to the date of this Agreement other than in the case of this clause (B), (1) in the ordinary course of business consistent with past practice or (2) Contracts with existing or new clients;
(xii)   make any material changes with respect to material accounting policies or procedures, except as required by changes in applicable Law or GAAP;
(xiii)   settle any suit, action, litigation or other proceeding (A) for an amount in excess of $5,000,000 individually or $10,000,000 in the aggregate or (B) in a manner that would impose any material restrictions on its assets, operations or businesses or result in any injunction or equitable relief against MDC or any MDC Subsidiary (or, following the Closing, any Stagwell Subject Entity);
(xiv)   modify or amend in any material respect, grant a material waiver under or terminate any MDC Material Contract other than in the ordinary course of business consistent with past practice;
(xv)   (A) change in any material respect any material method of accounting for Tax purposes; (B) enter into any agreement with any Governmental Entity (including a “closing agreement” under Code Section 7121) with respect to any material Tax or material Tax Returns (other than in the ordinary course of business); (C) surrender a right to a material Tax refund; (D) change an accounting period with respect to any material Tax; (E) file an amended Tax Return; (F) change or revoke any material election with respect to Taxes; (G) make any material election with respect to Taxes that is inconsistent with past practice; (H) file any Tax Return that is inconsistent with past practice; or (I) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than in the ordinary course of business);
(xvi)   transfer, sell, lease, license, mortgage, pledge, divest, abandon, allow to lapse, cancel, fail to renew, fail to continue to prosecute, protect or defend or otherwise dispose of any material tangible or intangible assets (including Intellectual Property), licenses, operations, rights, product lines, businesses or interests therein, including the capital stock of any Subsidiary, except in connection with services provided in the ordinary course of business and sales or other dispositions of obsolete or worn-out assets, except for sales, leases, licenses, divestitures, cancellations, abandonments, lapses, expirations or other dispositions of assets with a fair market value not in excess of $5,000,000 in the aggregate and, with respect to licenses of Intellectual Property, except for (A) any Contract for Open Source Software and (B) non-exclusive licenses that are commercially available “off-the-shelf” licenses or granted to or by service providers or to or by customers in which the grant of Intellectual Property is incidental to other performance under such Contracts and entered into in the ordinary course of business consistent with past practice;
(xvii)   except as required to comply with applicable Data Protection Laws, materially modify any privacy policies, notices or statements in a manner that (A) limits the ability or right of MDC or any MDC Subsidiary to share or transfer data in connection with the Transactions, or (B) limits MDC’s or any MDC Subsidiary’s (or following the Closing, any Stagwell Subject Entity’s) use of the data;
(xviii)   (A) except to the extent required by any MDC Benefit Plan as in effect on the date of this Agreement, grant any loan to or materially increase the compensation or benefits of any MDC Participant, other than in the ordinary course of business consistent with past practice, (B) amend, adopt, establish, agree to establish, enter into or terminate any collective bargaining agreement or other labor union contract, (C) take any action to fund or in any other way secure the payment of compensation or benefits under any MDC Benefit Plan, or (D) hire any new employee, except for the hire of employees in the ordinary course of business consistent with past practice (including to fill vacancies) where such hiring does not relate to an employee with an annual base salary in excess of $500,000;
(xix)   change in any material respect any policies or procedures for or timing of the collection of accounts receivable (or any other trade receivables), payment of accounts payable (or any other trade payables), billing of its customers, pricing and payment terms, cash collections, cash payments or terms with suppliers, in each case, other than changes required by suppliers, vendors and service providers or otherwise occurring in the ordinary course of business;
(xx)   amend, terminate or allow to lapse any material licenses; or
(xxi)   agree, authorize or commit to do any of the foregoing.
Section 6.02 Conduct of Business by the Stagwell Subject Entities Pending the Transactions.
(a)   Stagwell covenants and agrees that, from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, except (i) as set forth on Section 6.02(a) of the Stagwell Disclosure Letter, (ii) as MDC may consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as otherwise required by applicable Laws, (iv) in connection with any COVID-19 Measure or (v) as otherwise expressly required or contemplated by this Agreement (including pursuant to the Debt Transactions, the Stagwell Restructuring or the Transactions, including the Redomiciliation, the Pre-Redomiciliation Restructuring, the Maxxcom Restructuring, the MDC Merger, the MDC Conversion, the Midas Corporate HoldCo Formation and the Stagwell Contribution), the businesses of the Stagwell Subject Entities shall be conducted only in the ordinary course of business consistent with past practice, and Stagwell shall, to the extent permitted under the applicable organizational documents, cause each of the Stagwell Subject Entities to use its reasonable best efforts to maintain its assets and preserve intact its business and operations.
(b)   Without limiting the generality of Section 6.01(a), Stagwell covenants and agrees that, from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, except (i) as set forth on Section 6.02(b) of the Stagwell Disclosure Letter, (ii) as MDC may consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as otherwise required by applicable Laws, (iv) in connection with any COVID-19 Measure or (v) as otherwise expressly required or contemplated by this Agreement (including pursuant to the Debt Transactions, the Stagwell Restructuring or the Transactions, including the Redomiciliation, the Pre-Redomiciliation Restructuring, the Maxxcom Restructuring, the MDC Merger, the MDC Conversion,

the Midas Corporate HoldCo Formation and the Stagwell Contribution), Stagwell shall, to the extent permitted under the applicable organizational documents, cause the Stagwell Subject Entities not to do any of the following:
(i)   adopt or propose any change in its certificate of incorporation or by-laws or other applicable governing instruments;
(ii)   other than with respect to direct or indirect wholly-owned Subsidiaries, merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements providing for the sale, lease, pledge, assignment or other disposition of their respective material assets, operations or business;
(iii)   acquire any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit, whether by merger or consolidation, purchase of substantial assets or equity interest or any other manner, from any other Person;
(iv)   issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, units, warrants, phantom stock, stock appreciation rights, or any other equity or equity-based compensation or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;
(v)   create or incur any Lien securing indebtedness for borrowed money (other than a Lien currently provided for under the Stagwell Credit Agreement or the Term Loan Credit Agreement, any Permitted Lien and/or the grant of any cash collateral in respect of letters of credit issued in respect of, or otherwise securing, ordinary course operating liabilities) on any assets having a value in excess of $5,000,000 in the aggregate;
(vi)   make any loans, advances, capital contributions to or investments in any Person, other than between or among one or more Stagwell Subject Entities, in each case greater than $5,000,000 or make any guarantees (other than pursuant to the Debt Transactions);
(vii)   declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for declared dividends paid by any direct or indirect wholly-owned Subsidiary of Stagwell to SMGH or any other direct or indirect wholly-owned Subsidiary of SMGH and the declaration and payment of cash dividends by SMGH or any of its Subsidiaries to Stagwell so long as such cash dividends would not cause the Stagwell Net Debt Condition to fail to be satisfied at the Closing) or enter into any Contract with respect to the voting of its capital stock;
(viii)   reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;
(ix)   incur any indebtedness for borrowed money (which, for the avoidance of doubt, shall not include obligations in respect of cash-collateralized letters of credit issued in respect of, or other grants of cash collateral securing, ordinary course operating liabilities), other than between or among one or more Stagwell Subject Entities, or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice not to exceed $5,000,000 in the aggregate, (B) guarantees incurred in compliance with this Section 6.02(b) and (C) incurrence of indebtedness that would not cause the Stagwell Net Debt Condition to fail to be satisfied at the Closing;
(x)   make or authorize any capital expenditure in excess of $5,000,000 in the aggregate,
(xi)   enter into any Contract that would have been a Stagwell Material Contract had it been entered into prior to this Agreement other than (i) in the ordinary course of business consistent with past practice or (ii) Contracts with existing or new clients;

(xii)   make any material changes with respect to material accounting policies or procedures, except as required by changes in applicable Law or GAAP;
(xiii)   settle any suit, action, litigation or other proceeding (A) for an amount in excess of $5,000,000 individually or $10,000,000 in the aggregate or (B) in a manner that would impose any material restrictions on its assets, operations or businesses or result in any injunction or equitable relief against any Stagwell Subject Entity (or, following the Closing, MDC or any MDC Subsidiary);
(xiv)   modify or amend in any material respect, grant a material waiver under or terminate any Stagwell Material Contract other than in the ordinary course of business consistent with past practice;
(xv)   (A) change in any material respect any material method of accounting for Tax purposes; (B) enter into any agreement with any Governmental Entity (including a “closing agreement” under Code Section 7121) with respect to any material Tax or material Tax Returns (other than in the ordinary course of business); (C) surrender a right to a material Tax refund; (D) change an accounting period with respect to any material Tax; (E) file an amended Tax Return; (F) change or revoke any material election with respect to Taxes; (G) make any material election with respect to Taxes that is inconsistent with past practice; (H) file any Tax Return that is inconsistent with past practice; or (I) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than in the ordinary course of business);
(xvi)   transfer, sell, lease, license, mortgage, pledge, divest, abandon, allow to lapse, cancel, fail to renew, fail to continue to prosecute, protect or defend or otherwise dispose of any material tangible or intangible assets (including Intellectual Property), licenses, operations, rights, product lines, businesses or interests therein, including the capital stock of any Subsidiary, except in connection with services provided in the ordinary course of business and sales or other dispositions of obsolete or worn-out assets, except for sales, leases, licenses, divestitures, cancellations, abandonments, lapses, expirations or other dispositions of assets with a fair market value not in excess of $5,000,000 in the aggregate and, with respect to licenses of Intellectual Property, except for (A) any Contract for Open Source Software and (B) non-exclusive licenses that are commercially available “off-the-shelf” licenses or granted to or by service providers or to or by customers in which the grant of Intellectual Property is incidental to other performance under such Contracts and entered into in the ordinary course of business consistent with past practice;
(xvii)   except as required to comply with applicable Data Protection Laws, materially modify any privacy policies, notices or statements in a manner that (A) limits the ability or right of the Stagwell Subject Entities to share or transfer data in connection with the Transactions, or (B) limits any Stagwell Subject Entity’s (or, following the Closing, MDC’s or any MDC Subsidiary’s) use of the data;
(xviii)   (A) except to the extent required by any Stagwell Benefit Plan as in effect on the date of this Agreement, grant any loan to or materially increase the compensation or benefits of any Stagwell Participant, other than in the ordinary course of business consistent with past practice, (B) amend, adopt, establish, agree to establish, enter into or terminate any collective bargaining agreement or other labor union contract, (C) take any action to fund or in any other way secure the payment of compensation or benefits under any Stagwell Benefit Plan, or (D) hire any new employee, except for the hire of employees in the ordinary course of business consistent with past practice (including to fill vacancies) where such hiring does not relate to an employee with an annual base salary in excess of $300,000;
(xix)   change in any material respect any policies or procedures for or timing of the collection of accounts receivable (or any other trade receivables), payment of accounts payable (or any other trade payables), billing of its customers, pricing and payment terms, cash collections, cash payments or terms with suppliers, in each case, other than changes required by suppliers, vendors and service providers or otherwise occurring in the ordinary course of business;
(xx)   amend, terminate or allow to lapse any material licenses; or

(xxi)   agree, authorize or commit to do any of the foregoing.
ARTICLE 7
ADDITIONAL AGREEMENTS
Section 7.01 Preparation of Combined Proxy Statement/Prospectus; Special Meeting.
(a)   As promptly as reasonably practicable after the date hereof, MDC shall cause to be prepared and, as promptly as reasonably practicable after the delivery by Stagwell to MDC of the Stagwell S-4 Financials in accordance with Section 7.03(d)(i), filed in preliminary form with the SEC the Registration Statement containing the Combined Proxy Statement/Prospectus (such filing, the “Preliminary Registration Statement Filing,” and the date of such filing, the “Preliminary Registration Statement Filing Date”). MDC shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Transactions and the other transactions contemplated hereby. MDC shall use its reasonable best efforts to obtain any approvals required under any applicable state securities Laws in connection with the issuance of shares of New MDC Common Stock and New MDC Preferred Stock in connection with the Redomiciliation, the MDC Merger and the other Transactions (including shares issuable under any MDC Stock Plans) (provided that in no event shall New MDC be required to qualify to do business in any jurisdiction in which MDC is not now so qualified or file a general consent to service of process).
(b)   Each of Stagwell and MDC shall obtain and furnish the information concerning itself, its Affiliates, directors, officers and (to the extent reasonably available) equityholders and such other matters as may be reasonably necessary or advisable to be included in the Registration Statement. Prior to filing with the SEC, MDC will make available to Stagwell drafts of the Registration Statement and any other documents to be filed with the SEC, both preliminary and final, and drafts of any amendment or supplement to the Registration Statement or such other document and will provide Stagwell with a reasonable opportunity to review and comment on such drafts (and shall consider such comments in good faith). MDC will advise Stagwell as promptly as practicable after it receives notice thereof, of (i) the time when the Registration Statement has been filed, (ii) the completion of the SEC’s review of the Registration Statement or the SEC’s intention not to review the Registration Statement, (iii) the filing of any supplement or amendment to the Registration Statement and (iv) any comments, written or oral, from the SEC or its staff relating to the Registration Statement, including requests for additional information. MDC shall provide Stagwell with copies of all written correspondence and a summary of all material oral communications between it, on the one hand, and the SEC and its staff, on the other hand, relating to the Registration Statement. MDC shall cooperate and provide Stagwell with a reasonable opportunity to review and comment (and shall consider any such comments in good faith) on any substantive correspondence (including responses to SEC comments) with the SEC and its staff.
(c)   Subject in all instances to Section 7.06 and Article 9, as promptly as practicable after the effectiveness of the Registration Statement, and in accordance with the MDC Organizational Documents and applicable Law, MDC shall cause the Combined Proxy Statement/Prospectus to be mailed to MDC’s shareholders, and if necessary or required by applicable Law, after the definitive Combined Proxy Statement/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. If at any time prior to the receipt of the MDC Special Meeting Approval, the officers and directors of Stagwell or MDC discover any information which, in light of the circumstances under which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statements made in the Combined Proxy Statement/Prospectus or Registration Statement not misleading, then such party shall immediately notify the other party of such misstatements or omissions, and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and to the extent required by applicable Law. MDC shall promptly transmit to MDC’s shareholders an amendment or supplement to the Registration Statement and/or Combined Proxy Statement/Prospectus containing such information. MDC will also inform Stagwell, promptly after MDC receives written notice thereof, of the time of the issuance of any stop order or the suspension of the qualification of the New MDC Class A Common

Stock or the New MDC Class B Common Stock for offering or sale in any jurisdiction, or of the initiation or written threat of any proceeding for any such purpose.
(d)   Subject in all instances to Section 7.06 and Article 9, MDC shall, in accordance with the MDC Organizational Documents and applicable Law, take all actions to establish a record date (which will be as soon as practicable and advisable after the date hereof) for, duly call, give notice of, convene, and hold a special meeting of the MDC’s shareholders (the “Special Meeting”), for the purpose of securing the MDC Special Meeting Approval, and shall not submit any other proposal to MDC’s shareholders in connection with the Special Meeting without the prior written consent of Stagwell, not to be unreasonably withheld, conditioned or delayed. Except as provided in Section 7.06, and unless this Agreement has been validly terminated in accordance with Article 9, MDC shall use its reasonable best efforts to solicit from MDC’s shareholders proxies in favor of the Transactions and to take all other action necessary or advisable to secure the MDC Special Meeting Approval and the MDC Merger Approval. Unless this Agreement has been validly terminated in accordance with Article 9, and subject in all instances to Section 7.06, as promptly as possible following the date upon which the Registration Statement becomes effective, MDC shall convene and hold the Special Meeting (on a date selected by MDC in consultation with Stagwell). Without limiting the generality of the foregoing, but subject in all instances to Section 7.06 and the termination rights set forth in Article 9, MDC’s obligations pursuant to the first three sentences of this Section 7.01(d) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to MDC of any Alternative Proposal or (ii) the withdrawal or modification by the MDC Board (upon the recommendation of the MDC Special Committee) of the MDC Board Recommendation (as defined below) or the MDC Board’s approval of this Agreement or the Transactions. Unless this Agreement has been validly terminated in accordance with Article 9, once the Special Meeting has been called and noticed, (i) MDC shall not postpone or adjourn the Special Meeting without the consent of Stagwell (other than to the extent necessary for the absence of a quorum or to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the MDC Special Committee has determined in good faith after consultation with its outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by MDC’s shareholders prior to the Special Meeting; provided, that no such postponement or adjournment shall delay the Special Meeting by more than thirty (30) days from the initially scheduled date; and (ii) MDC shall postpone the Special Meeting if Stagwell requests such postponement or adjournment in order to permit the solicit of additional proxies in favor of the Transaction Resolutions, in which case, MDC shall, subject to Section 7.06, use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the adoption of the Transaction Resolutions as soon as reasonably practicable. Except to the extent permitted by, and subject to the termination rights set forth in Article 9 and the procedures set forth in Section 7.06(f) and Section 7.06(g), (i) the Combined Proxy Statement/Prospectus shall (x) state that the MDC Board (upon the recommendation of the MDC Special Committee) has unanimously (with the Interested Directors abstaining) determined that this Agreement and the Transactions are advisable and in the best interests of MDC and its shareholders (other than the Interested Shareholders) and (y) include the recommendation of the MDC Board (upon the recommendation of the MDC Special Committee) that the shareholders of MDC vote for the Transaction Resolutions (such recommendation described in this clause (y), the “MDC Board Recommendation”) and (ii) neither the MDC Board nor the MDC Special Committee shall withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify, in a manner adverse to Stagwell, the MDC Board Recommendation. MDC shall ensure that the Combined Proxy Statement/Prospectus includes the full text of (A) the opinions of the financial advisors referred to in Section 4.03(d) and summary thereof and (B) the Formal Valuation and a summary thereof.
Section 7.02 Stock Exchange Listing. MDC shall use its reasonable best efforts to cause the shares of New MDC Class A Common Stock to be issued in connection with the Redomiciliation, the MDC Merger and the other Transactions (including shares issuable under any MDC Stock Plans and pursuant to the Exchange Agreement) to be approved for listing on NASDAQ at or prior to the MDC Effective Time, subject to official notice of issuance.

Section 7.03 Tax Matters.
(a)   Intended Tax Treatment.
(i)   With respect to the Redomiciliation, this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and the parties hereto adopt it as such.
(ii)   With respect to the New MDC Incorporation, the MDC Merger and the MDC Conversion (taken together, the “Holding Company Formation F Reorganization”), this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and the parties hereby adopt it as such.
(iii)   With respect to the Stagwell Contribution, the contribution of the SMGH Interest by Stagwell to OpCo in exchange for the Stagwell Contribution Consideration is intended to constitute the formation of a new partnership and an exchange described in Section 721 of the Code.
(iv)   For U.S. federal, state and local tax purposes, the Parties intend that: (A) the Redomiciliation be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (the “Redomiciliation Intended Tax Treatment”); (B) the formation of New MDC be disregarded for U.S. federal income tax purposes, and until the New MDC Incorporation, New MDC be treated as a disregarded entity for U.S. federal income tax purposes (the “New MDC Formation Intended Tax Treatment”); (C) Merger Sub be treated as a disregarded entity for U.S. federal income tax purposes (the “Merger Sub Formation Intended Tax Treatment”); (D) the Holding Company Formation F Reorganization be treated as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (the “Holding Company Formation F Reorganization Intended Tax Treatment”); and (E) the Stagwell Contribution be treated as a contribution to a newly formed partnership and an exchange described in Section 721 of the Code (the “Stagwell Contribution Intended Tax Treatment”). Each of the Parties will treat the Redomiciliation, the formation of New MDC and Merger Sub, the Holding Company Formation F Reorganization and the Stagwell Contribution in accordance with the Redomiciliation Intended Tax Treatment, the New MDC Formation Intended Tax Treatment, the Merger Sub Formation Intended Tax Treatment, the Holding Company Formation F Reorganization Intended Tax Treatment or the Stagwell Contribution Intended Tax Treatment (as applicable) for all U.S. federal, state and local tax purposes and will not take an inconsistent position on any Tax Return except as may be required by applicable law after a final determination. The Parties will not take (or fail to take) any action which action (or failure to act) would reasonably be expected to cause the Redomiciliation, the formation of New MDC and Merger Sub, the Holding Company Formation or the Stagwell Contribution to fail to qualify for the Redomiciliation Intended Tax Treatment, the Holding Company Formation F Reorganization Intended Tax Treatment, the New MDC Formation Intended Tax Treatment, the Merger Sub Formation Intended Tax Treatment or the Stagwell Contribution Intended Tax Treatment (as applicable).
(b)   Between the date hereof and the Closing Date, except as set forth on Section 7.03(b) of the Stagwell Disclosure Letter, Stagwell shall prepare, or cause to be prepared, all Tax Returns that (1) solely include one or more Subsidiaries of Stagwell and (2) are not filed or required to be filed with or as part of any other Tax Return of any consolidated, affiliated, combined, unitary or other Tax group that includes Stagwell or any of its Affiliates (other than a group that consists solely of Stagwell and any of its Subsidiaries) for any Tax period which are required to be filed on or before the Closing Date (taking extensions into account) using accounting methods, principles and positions consistent with those used for prior Tax periods, unless a change is required by applicable Law or regulation, and all such Tax Returns shall be timely filed and all related Taxes paid on or before the Closing Date.
(c)   MDC Tax Liabilities.
(i)   The parties hereto acknowledge that, following the MDC Conversion, OpCo shall own all of the assets of MDC, and OpCo shall assume and become liable for all of the liabilities of MDC, including any MDC Pre-Closing Taxes. To the maximum extent permitted under applicable Law, OpCo shall timely pay or cause to be paid (including by causing any applicable Subsidiary of OpCo to pay) to the applicable Tax Authority, any MDC Pre-Closing Tax or New MDC Pre-Closing Tax that is due after the Closing Date as and when required by Law, whether such MDC Pre-Closing Tax or New MDC Pre-Closing Tax may be levied against OpCo, such Subsidiary, MDC or New MDC under applicable Law.
(ii)   In any case where applicable Law does not permit OpCo or one of its Subsidiaries to satisfy any MDC Pre-Closing Tax or New MDC Pre-Closing Tax described in Section 7.03(c)(i) in full, and New MDC is required under applicable Law to satisfy such Tax, upon written request of New MDC, OpCo shall promptly and timely, and in no event later than two (2) Business Days prior to the due date of the relevant Tax, distribute to New MDC such amounts as necessary for New MDC to satisfy such MDC Pre-Closing Tax or New MDC Pre-Closing Tax (as applicable). New MDC shall use any funds distributed to it pursuant to this Section 7.03(c)(ii) for the sole purpose of satisfying such MDC Pre-Closing Tax or New MDC Pre-Closing Tax (as applicable). To the extent the amounts distributed to New MDC pursuant to this Section 7.03(c)(ii) exceed New MDC’s actual liability for such MDC Pre-Closing Tax or New MDC Pre-Closing Tax, or New MDC receives a cash refund of an MDC Pre-Closing Tax or New MDC Pre-Closing Tax with respect to which it has previously received a distribution from OpCo pursuant to this Section 7.03(c)(ii), New MDC agrees to contribute such excess or cash refund (net of any expenses incurred in securing such refund), as applicable, to OpCo for no additional consideration.
(iii)   The parties hereto each covenant and agree to take any action necessary or appropriate to enable OpCo and New MDC (or any of their Subsidiaries) to comply with its respective obligations under this Section 7.03.
(iv)   Stagwell and OpCo will join in filing an election in accordance with Treasury Regulations Section 1.245A-5(e)(3)(i)) to close the Tax year of each Stagwell Subject Entity that is a controlled foreign corporation within the meaning of Section 957 of the Code immediately before the Closing and shall cooperate in the preparation and filing of the statement required pursuant to Treasury Regulations Section 1.245A-5(e)(3)(i)(D). If requested by MDC or New MDC, Stagwell and OpCo will join in filing an election in accordance with Treasury Regulations Section 1.245A-5(e)(3)(i)) to close the Tax year of each MDC Subsidiary identified in the request that is a controlled foreign corporation within the meaning of Section 957 of the Code immediately before the Closing and shall cooperate in the preparation and filing of the statement required pursuant to Treasury Regulations Section 1.245A-5(e)(3)(i)(D). In each case, it is intended that this Agreement will constitute a binding agreement between Stagwell and OpCo as required by Treasury Regulations Section 1.245A-5(e)(3)(i)(C)(2).
(d)   Partnership Audits.
(i)   Stagwell shall promptly notify MDC or, after the Closing, New MDC, following receipt of any notice of any Tax audit, examination, or similar proceeding, and any administrative or judicial proceeding involving any Stagwell Subject Entity with respect to any Pre-Closing Tax Period pursuant to the Partnership Audit Rules (any such proceeding, a “Stagwell Partnership Audit”).
(ii)   With respect to any Stagwell Partnership Audit commenced prior to the Closing, Stagwell shall use commercially reasonable efforts to make or cause to be made a timely election under Section 6226 of the Code (or similar provisions of state, local or non-U.S. Law) at Stagwell’s sole cost and expense, and, if such election has not been made by the Closing Date with respect to such a Stagwell Partnership Audit or if any Stagwell Partnership Audit is commenced after the Closing, the Parties hereby agree to use commercially reasonable efforts to make or cause to be made (including by taking such actions as necessary to cause OpCo or any of its Subsidiaries after the Closing to make) such election on a timely basis.
Section 7.04 Stagwell S-4 Financials(a) .
(b)   As promptly as reasonably practicable following the date hereof, Stagwell shall use its reasonable best efforts to deliver to MDC the audited financial statements of the Stagwell Subject Entities required under the Securities Act to be included in the Registration Statement contained in the Combined Proxy Statement/Prospectus, which financial statements shall include audited financial statements of the Stagwell Subject Entities for the year ended December 31, 2019, including a balance sheets, statement of income and statement of cash flow, prepared in accordance with GAAP, together with all related notes and schedules thereto, accompanied by an audit report of Stagwell’s independent auditor (collectively, the “Stagwell PCAOB Audited Financials”); and (b) the unaudited financial statements of the Stagwell Subject Entities required under the Securities Act to be included in the Registration Statement, which financial statements shall include (i) unaudited financial statements of the Stagwell Subject Entities for the years ended December 31, 2018 and December 21, 2017, including in each case balance sheets, statements of income and statements of cash flows, prepared in accordance with GAAP, together with all related notes and schedules thereto, and (ii) unaudited financial statements of the Stagwell Subject Entities for the nine months ended September 30, 2020, including a balance sheet, statement of income and statement of cash flows (but excluding related notes and schedules thereto (the unaudited financial statements in clauses (i) and (ii), together with the Stagwell PCAOB Audited Financials, the “Stagwell S-4 Financials”).
(c)   As soon as available but in any event within seventy-five (75) days after December 31, 2020 (provided, that if after reasonable best efforts the audited consolidated balance sheet of the Stagwell Subject Entities as of December 31, 2020 and the related audited statements of income, cash flows and stockholders’ equity for the year ended December 31, 2020 cannot be completed in such period, the foregoing period shall be extended by an additional fifteen (15) days), Stagwell shall deliver, or cause to be delivered, to MDC an audited consolidated balance sheet of the Stagwell Subject Entities as of December 31, 2020 and the related audited statements of income, cash flows and stockholders’ equity for the year ended December 31, 2020, including the notes thereto, in each case, audited by Stagwell’s independent auditor.
(d)   As soon as available but in any event within forty-five (45) days after the end of each fiscal quarter beginning on or after January 1, 2021 and ending prior to the Closing, Stagwell shall deliver, or cause to be delivered, to MDC an unaudited consolidated balance sheet of the Stagwell Subject Entities and the related unaudited statements of income, cash flows and stockholders’ equity for the period from the beginning of the fiscal quarter to the end of such fiscal quarter, and all such statements shall be prepared in accordance with GAAP (except for the absence of footnotes and subject to changes resulting from year-end audit adjustments).
Section 7.05 Access; Confidentiality.
(a)   From the date hereof until the Closing and subject to the requirements of applicable Laws, MDC shall (i) give to Stagwell and its Representatives reasonable access during normal business hours to the offices, properties, personnel, books, records, work papers and other documents and information relating to MDC and the MDC Subsidiaries, (ii) furnish to Stagwell and its Representatives such financial and operating data and other information as Stagwell may reasonably request, and (iii) instruct its and its Subsidiaries’ Representatives to cooperate reasonably with Stagwell in its investigation of MDC and the MDC Subsidiaries. Nothing in this Section 7.05(a) shall require MDC or any of the MDC Subsidiaries to disclose any information that would cause a risk of a loss of privilege to MDC or any of its Subsidiaries. Notwithstanding this Section 7.05(a), no party nor its Representatives shall have the right to conduct environmental sampling on any of the properties owned or operated by the other party or its Subsidiaries. Any investigation pursuant to this Section 7.05(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of MDC or the MDC Subsidiaries.
(b)   From the date hereof until the Closing and subject to the requirements of applicable Laws, Stagwell shall (i) give to MDC and its Representatives reasonable access during normal business hours to the offices, properties, personnel, books, records, work papers and other documents and information relating to the Stagwell Subject Entities, (ii) furnish to MDC and its Representatives such financial and operating data and other information as MDC may reasonably request, and (iii) instruct its and its Subsidiaries’ Representatives to cooperate reasonably with MDC in its investigation of the Stagwell Subject Entities. Nothing in this Section 7.05(b) shall require Stagwell or any of the Stagwell Subject Entities to disclose any information that would cause a risk of a loss of privilege to Stagwell or any of the Stagwell Subject Entities. Notwithstanding this Section 7.05(b), no party nor its Representatives shall have the right to conduct environmental sampling on any of the properties owned or operated by the other party or its Subsidiaries. Any investigation pursuant to this Section 7.05(b) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Stagwell or the Stagwell Subject Entities.
(c)   Each of Stagwell and MDC acknowledges that the information provided to it and its Representatives in connection with this Agreement and the Transactions is subject to the terms of the Mutual Nondisclosure Agreement between Stagwell and MDC, dated as of July 21, 2020 (as amended or modified from time to time, the “Mutual NDA”). The terms of the Mutual NDA are hereby incorporated by reference. The Mutual NDA shall terminate at the Closing.
Section 7.06 No Solicitation; Other Offers.
(a)   From and after the date of this Agreement, MDC shall, and shall cause its Subsidiaries and its and their respective directors, officers, members, employees, representatives, agents, attorneys, consultants, contractors, accountants, financial advisors and other advisors (each, a “Representative”), to (i) immediately cease and terminate, and cause to be ceased and terminated, all discussions and negotiations with any other Person (other than Stagwell or its Affiliates) regarding any Alternative Proposal (as defined below) or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to lead to or result in an Alternative Proposal, (ii) terminate access by any other Person (other than Stagwell or its Affiliates) to any physical or electronic data room or other access to data or information of MDC, in each case relating to, or in connection with, any Alternative Proposal or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to lead to or result in an Alternative Proposal, (iii) promptly request that each Person that has received confidential information in connection with any Alternative Proposal or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to lead to or result in an Alternative Proposal return to MDC or destroy all confidential information heretofore furnished to such Person by or on behalf of MDC and its Subsidiaries and (iv) enforce, and not waive or modify or release or permit the release of any Person from, any confidentiality, non-solicitation, no-hire, standstill or similar agreement entered into or amended in respect of any Alternative Proposal or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to lead to or result in an Alternative Proposal unless the MDC Special Committee or the MDC Board concludes in good faith, after consultation with its outside legal counsel, that a failure to take any action described in this clause (iv) would be inconsistent with its fiduciary duties under applicable Law. It is agreed that any violation of the restrictions set forth in this Section 7.06(a) by any Representative of MDC or its Subsidiaries shall constitute a breach of this Section 7.06 by MDC.
(b)   From and after the date of this Agreement, except as expressly permitted by Section 7.06(c), MDC shall not, and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, assist or knowingly encourage or facilitate (including by way of furnishing confidential information), or engage in discussions or negotiations regarding, any inquiry, expression or interest, request for information, proposal or offer which constitutes or would be reasonably expected to lead to an Alternative Proposal, or the making or consummation thereof, (ii) enter into any letter of intent, memorandum of understanding, agreement in principle or similar Contract with any Person (other than Stagwell or its Affiliates) for, constituting or otherwise relating to an Alternative Proposal or that would reasonably be expected to lead to or result in an Alternative Proposal, (iii) approve, endorse or recommend any Alternative Proposal or (iv) resolve or agree to do any of the foregoing. It is agreed that any material violation of the restrictions set forth in this Section 7.06(b) by any Representative (other than Mark Penn or any other Person acting at his express direction, in each instance, directly or indirectly) of MDC or its Subsidiaries shall constitute a breach of this Section 7.06 by MDC.
(c)   Notwithstanding anything to the contrary contained in Section 7.06(a) and Section 7.06(b), MDC and its Representatives shall be entitled, prior to obtaining the MDC Special Meeting Approval, to furnish information regarding MDC or any of its Subsidiaries to, or engage in discussions or negotiations with, any Person in response to an unsolicited, bona fide, written proposal with respect to an Alternative Proposal that is submitted to MDC or its Representatives by or on behalf of such Person (for so long as such Alternative Proposal has not been withdrawn) if (i) none of MDC, its

Subsidiaries or its or their respective Representatives shall have materially breached the provisions set forth in this Section 7.06 with respect to such Person, (ii) the MDC Special Committee or the MDC Board shall have determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that the proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (ii) the MDC Special Committee or the MDC Board shall have determined, in its good faith judgment, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, that MDC may not enter into negotiations or discussions or furnish any information in connection with any such Alternative Proposal to any such Person without entering into a confidentiality agreement with such Person, which confidentiality agreement shall contain terms no less favorable to MDC than those contained in the Mutual NDA and an executed copy of which shall be provided promptly (and in any event within twenty-four (24) hours) to Stagwell. Stagwell shall be entitled to receive notification of the identity of such Person promptly (and in any event prior to MDC’s furnishing information to the Person making such Alternative Proposal or its Representatives). MDC shall provide or make available to Stagwell any non-public information concerning MDC or any of its Subsidiaries (to the extent not previously provided or made available to Stagwell) concurrently with it being made available to the Person making such Alternative Proposal or its Representatives.
(d)   MDC agrees that it shall notify Stagwell promptly (and in any event within twenty-four (24) hours of receipt) if any inquiry, expression of interest, request for non-public information, proposal or offer related to an Alternative Proposal, or that would be reasonably expected to lead to an Alternative Proposal, is received by, or any such discussions or negotiations are sought to be initiated or continued with, MDC, its Subsidiaries or any of its or their respective Representatives. Such notice shall be provided in writing and shall provide a reasonably detailed summary of the material terms and conditions of any such inquiry, expression of interest, request for non-public information, proposal or offer (including the identity of the Person making such inquiry, expression of interest, request for non-public information, proposal or offer, together with copies of any related documentation). Thereafter, MDC shall keep Stagwell reasonably informed, on a reasonably current basis, of all material developments regarding the status of, and material changes to the terms and conditions of, any such inquiry, expression of interest, request for non-public information, proposal or offer and any such discussions of negotiations. Nothing contained in this Agreement shall prevent the MDC Board or the MDC Special Committee from making or causing MDC to make a customary “stop, look and listen” communication after the commencement of an Alternative Proposal pursuant to Rule 14e-2 under the Exchange Act or Rule 14d-9(f) under the Exchange Act, in each instance, without such action being considered a Change in Recommendation.
(e)   Except as permitted by Section 7.06(f) or Section 7.06(g), neither the MDC Board nor the MDC Special Committee shall (i) (A) withdraw (or qualify or modify in any manner adverse to Stagwell), or publicly propose to withdraw (or qualify or modify in any manner adverse to Stagwell), the MDC Board Recommendation or the MDC Special Committee Recommendation, (B) recommend, adopt, or approve, or propose publicly to recommend, adopt, or approve any Alternative Proposal, (C) fail to include the MDC Board Recommendation or the MDC Special Committee Recommendation in the Combined Proxy Statement/Prospectus or (D) resolve, publicly propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “Change in Recommendation”) or (ii) (A) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, or allow MDC or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, or other similar Contract constituting or related to, an Alternative Proposal or that would require MDC to abandon, terminate or fail to consummate the Transactions (other than a confidentiality agreement referred to in Section 7.06(c)) (an “Acquisition Agreement”) or (B) resolve, agree or propose to do any of the foregoing.
(f)   Notwithstanding anything in this Agreement to the contrary, if, prior to obtaining the MDC Special Meeting Approval, the MDC Special Committee or the MDC Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that (x) the failure to do so would be inconsistent with its fiduciary duties under applicable Law, and (y) an Alternative Proposal constitutes a Superior Proposal, then the MDC Special Committee or the MDC Board, as applicable, may (i) terminate this Agreement pursuant to Section 9.03(b) and cause MDC to enter into an Acquisition Agreement with respect to such Superior Proposal or (ii) make a Change in Recommendation with respect to such Superior Proposal, but in the case of the foregoing clauses (i) and (ii), (A) only if such Superior Proposal has not resulted, directly or indirectly, from a material breach of its or MDC’s obligations pursuant to this Section 7.06, and (B) only if (1) MDC provides at least five (5) Business Days’ written notice to Stagwell (a “Notice of Change in Recommendation”) advising Stagwell that the MDC Special Committee or the MDC Board intends to take such action, specifying (x) a summary of the material terms and conditions of such Superior Proposal, (y) the identity of the Person making such Superior Proposal and providing copies of all relevant documents relating to such Superior Proposal that MDC has received from such Person or its Representatives, including a copy of the most current proposed Acquisition Agreement (if any) (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new Notice of Change in Recommendation and restart the notice period and require compliance with the requirements of this Section 7.06(f)); (2) during a period of five (5) Business Days following Stagwell’s receipt of a Notice of Change in Recommendation (or, in the event of a new Notice of Change in Recommendation as a result of any such amendment, an extension of three (3) additional Business Days), if requested by Stagwell, MDC and its Representatives shall have negotiated with Stagwell and its Representatives in good faith to make such revisions or adjustments proposed by Stagwell to the terms and conditions of this Agreement as would enable the MDC Board or the MDC Special Committee to proceed with its recommendation of this Agreement and the Transactions and not to make such Change in Recommendation; and (3) if applicable, at the end of such applicable 5- or 3-Business Day period, the MDC Board or MDC Special Committee, after considering in good faith any such revisions or adjustments to the terms and conditions of this Agreement that Stagwell, prior to the expiration of such applicable period, shall have offered in writing, continues to determine in good faith (after consultation with its outside legal counsel and financial advisors) that (x) the failure to do so would be inconsistent with its fiduciary duties under applicable Law, and (y) any such Alternative Proposal continues to constitute a Superior Proposal.
(g)   Other than in connection with an Alternative Proposal, the MDC Special Committee or the MDC Board may, at any time prior to, but not after, obtaining the MDC Special Meeting Approval, make a Change in Recommendation in response to an Intervening Event (an “Intervening Event Change in Recommendation”), if the MDC Special Committee or the MDC Board, as applicable, determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, that: (A) Stagwell shall have received written notice from MDC of the MDC Special Committee’s or the MDC Board’s intention to make an Intervening Event Change in Recommendation at least five (5) Business Days prior to the taking of such action by the MDC Special Committee or the MDC Board, which notice shall specify the facts and circumstances of the applicable Intervening Event in reasonable detail, (B) during such period and prior to making an Intervening Event Change in Recommendation, if requested by Stagwell, MDC and its Representatives shall have negotiated in good faith with Stagwell and its Representatives regarding any revisions or adjustments proposed by Stagwell to the terms and conditions of this Agreement as would enable the MDC Special Committee or the MDC Board, as applicable, to proceed with its recommendation of this Agreement and the Transactions and not make such Intervening Event Change in Recommendation and (C) the MDC Special Committee or the MDC Board may make an Intervening Event Change in Recommendation only if the MDC Special Committee or the MDC Board, as applicable, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that Stagwell shall have, prior to the expiration of the 5-Business Day period, offered in writing, continues to determine in good faith (after consultation with its outside legal counsel and financial advisors) that failure to make an Intervening Event Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law.
(h)   As used in this Agreement:
(i)   “Alternative Proposal” shall mean any bona fide proposal or offer from any Person or group of Persons (within the meaning of Section 13(d) of the Exchange Act, but expressly excluding Stagwell or any of its Affiliates or any group of which Stagwell is a member) providing for, in a single transaction or series of related transactions (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or any similar transaction or series of transactions involving MDC pursuant to which any such Person or group of Persons would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of MDC immediately following such transaction, or (B) a direct or indirect purchase or acquisition of twenty percent (20%) or more of the assets or businesses of MDC and its Subsidiaries (including any Subsidiary of MDC whose business constitutes twenty percent (20%) or more of the net revenues, net income or assets of MDC and its Subsidiaries, taken as a whole).
(ii)   “Superior Proposal” shall mean any Alternative Proposal (provided, that for purposes of this definition, references to “twenty percent (20%)” in the definition of “Alternative Proposal” shall be deemed to be references to “(fifty percent (50%)”) which (A) the MDC Special Committee or the MDC Board determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, would, if consummated, result in a transaction more favorable to MDC’s shareholders than the Transactions (including any bona fide written offer or proposal made by Stagwell in response to such Alternative Proposal or otherwise, in accordance with the time periods set forth in this Section 7.06), taking into account all the terms and conditions of such Alternative Proposal and this Agreement (including any conditions to and expected timing of consummation thereof, and all legal, financial and regulatory aspects of such Alternative Proposal and this Agreement), (B) is not subject to any financing or due diligence conditionality and (C) is reasonably capable of being completed on the terms proposed.
(iii)   “Intervening Event” shall mean any material Effect or combination of Effects arising after the date of this Agreement that (A) was not known to or reasonably foreseeable by the MDC Special Committee or MDC Board as of the date of this Agreement, (B) did not result from or arise out of the announcement or pendency of, or any action required to be taken (or to be refrained from being taken) pursuant to this Agreement (including pursuant to Section 7.07) and (C) does not relate to (1) any Alternative Proposal or Superior Proposal, (2) any fluctuation in the market price or trading volume of the MDC Class A Shares, or (3) MDC or the Stagwell Subject Entities meeting, failing to meet or exceeding projections; provided, however, that the occurrence of any such Effect or combination of such Effects contemplated by the immediately preceding clause (C) shall not prevent or otherwise affect a determination that an Intervening Event has occurred.
Section 7.07 Reasonable Best Efforts; Filings, etc. Subject to the terms and conditions set forth in this Agreement, including the limitations set forth in Section 7.07(c), each of the parties hereto shall (and shall cause its Subsidiaries to) use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws (including Regulatory Laws) to consummate and make effective the Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, advance rulings, no-action letters, clearances, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary, including undertaking to Her Majesty the Queen in right of Canada to carry out specific agreed upon reasonable undertakings as a condition of the allowance of the Proposed Transaction by the Minister of Canadian Heritage under the Investment Canada Act, to obtain an approval, allowance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties (provided that, for the avoidance of doubt, any failure to obtain a consent, approval or waiver from a third party shall not constitute a failure of any of the conditions set forth in Section 8.02(b) or Section 8.03(b) to be satisfied on the Closing Date), (iii) the defending of any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the Transactions. In addition, no party hereto shall knowingly take any action after the date hereof that would reasonably be expected to delay, hinder or otherwise obstruct the consummation of the Closing, including any action that delays the obtaining of, or results in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to the Closing.
(a)   Subject to Section 7.07(b) and the other terms and conditions herein provided and without limiting the foregoing, Stagwell and MDC shall (and shall cause their respective Subsidiaries to):

(i)   make their respective required filings (and filings considered by the parties to be advisable after consulting with, and considering in good faith the views of, each other) under the HSR Act, the Investment Canada Act and any other applicable Regulatory Laws (and the parties shall bear equal responsibility for all filing fees incident thereto), which filings shall be made as promptly as practicable (and, in the case of the HSR Act, not later than ten (10) Business Days after the date hereof), and thereafter shall make any other required submissions under the HSR Act, the Investment Canada Act or other such Laws as promptly as possible; without limiting the generality of the foregoing, each party shall use its reasonable best efforts to respond to and comply as promptly as practicable with any request for information regarding the Transactions from any Governmental Entity charged with enforcing, applying, administering, or investigating any Regulatory Law;
(ii)   use their reasonable best efforts to cooperate with one another in (A) determining which filings are required to be made prior to the Closing with, and which consents, approvals, advance rulings, no-action letters, permits or authorizations are required to be obtained prior to the Closing from, Governmental Entities in connection with the execution and delivery of this Agreement, and the consummation of the Transactions and (B) timely making all such filings;
(iii)   promptly notify each other of any communication concerning this Agreement or the Transactions to that party from any Governmental Entity, it being understood that correspondence, filings and communications received from any Governmental Entity shall be immediately provided to the other party upon receipt, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants;
(iv)   not participate or agree to participate in any meeting or substantive discussion (including any discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders or authorizations, and any agreement regarding the timing of consummation of the Transactions) with any Governmental Entity relating to any filings or investigation concerning this Agreement or the Transactions unless it consults with the other party and its Representatives in advance and invites the other party’s Representatives to attend, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, unless the Governmental Entity prohibits such attendance;
(v)   promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with draft copies prior to submission to a Governmental Entity, with reasonable time and opportunity to comment and consult, of all correspondence and communications (and memoranda setting forth the substance thereof) that they, their Affiliates or their respective Representatives intend to submit to any Governmental Entity; and
(vi)   promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity, including, without limitation, any filings necessary or appropriate under the provisions of Regulatory Laws.
(b)   MDC shall not make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any proposed timing extension, settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Stagwell. Each party hereto shall use its reasonable best efforts to provide the other parties hereto full and effective support in all material respects in all such investigations, litigation, negotiations and discussions to the extent requested.
(c)   Notwithstanding anything to the contrary contained in this Agreement, (i) neither Stagwell nor MDC shall, nor shall it permit any of its Subsidiaries to, without the prior written consent of the other party, divest or hold separate or otherwise take or commit to take any action that limits its freedom with respect to, or its ability to retain, any of the respective businesses, product lines or assets of the Stagwell Subject Entities, on the one hand, or MDC and its Subsidiaries, on the other hand, as applicable, (ii) neither Stagwell nor MDC, nor any of their respective Affiliates, shall be required to divest or hold separate (or agree to divest or hold separate), or otherwise take or commit to take any action that limits its freedom with respect to, or its ability to retain, any of the respective businesses, product lines or assets of the Stagwell Subject Entities, on the one hand, or MDC and its Subsidiaries, on the other hand, as applicable, and (iii) neither Stagwell nor MDC, nor any of their respective Affiliates, shall be required to commence and/or defend any suit, action or other proceeding before any court or other applicable Governmental Entity to resolve any objections arising under Regulatory Laws that a Governmental Entity may have to the Transactions.
(d)   For purposes of this Agreement, “Regulatory Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Investment Canada Act, and all other federal, state or foreign statutes, treaties, rules, regulations, orders, decrees, administrative and judicial doctrines and other applicable Laws, including any antitrust, competition or trade regulation laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or any Laws with respect to foreign investment.
Section 7.08 Shareholder Litigation.
(a)   MDC shall promptly (and in any event within twenty-four (24) hours) notify Stagwell in writing of, and shall give Stagwell the opportunity to participate fully and actively in, but not control, the defense or settlement of any claim or litigation against or otherwise involving MDC and/or any of its directors or officers relating to this Agreement or the Transactions; provided, however, that no compromise or full or partial settlement of any such claim or litigation shall be agreed to by MDC without Stagwell’s consent (not to be unreasonably withheld, conditioned or delayed).
(b)   Stagwell shall promptly (and in any event within twenty-four (24) hours) notify MDC in writing of, and shall give MDC the opportunity to participate fully and actively in, but not control, the defense or settlement of any claim or litigation against or otherwise involving Stagwell and/or any of its directors or officers relating to this Agreement or the Transactions; provided, however, that no compromise or full or partial settlement of any such claim or litigation shall be agreed to by Stagwell without MDC’s consent (not to be unreasonably withheld, conditioned or delayed) to the extent it would reduce or be binding on the assets or operations of the Stagwell Subject Entities following the Closing.
Section 7.09 Public Statements. Except for any public disclosure made by MDC or Stagwell in connection with any of the actions or events contemplated by Section 7.06, Stagwell and MDC shall consult with each other prior to issuing, and provide each other with the reasonable opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Transactions and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law or any listing agreement with a national securities exchange or trading market (and then, to the extent permitted, only after consulting with the other party prior to making any such required disclosure); provided, that each of Stagwell and MDC may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are consistent with (and not materially expansive of) previous public announcements, statements or other disclosure made jointly by Stagwell and MDC. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed by the parties.
Section 7.10 Notification of Certain Matters. Each of Stagwell and MDC shall promptly notify the other party in writing of (i) any notice or other communication received by such party or any of its Subsidiaries, or to the knowledge of such party, any of their respective Representatives, from any Person alleging that the consent, approval, permission of or waiver from such party is or may be required in connection with the Transactions; (ii) knowledge of the commencement or threat of commencement of any action, suit, litigation or other legal proceeding by or before any Governmental Entity with respect to the Transactions (and shall keep the other party informed as to the status of any such action, suit, litigation or other legal proceeding or threat) (iii) any notice or other communication received by such party or any of its Subsidiaries, or any of their respective Representatives, from any Governmental Entity in connection with the Transactions; and (iv) any fact, event or circumstance known to it that would be reasonably likely to result in the failure of any of the Closing Conditions to be capable of being satisfied prior to the Termination Date; provided, that the failure to deliver any notice pursuant to this Section 7.10 shall not be considered in determining whether the Closing Conditions have been satisfied.
Section 7.11 Director and Officer Indemnification and Insurance.
(a)   All rights to indemnification existing in favor of the current or former directors, officers and employees of MDC and its Subsidiaries (the “Indemnified Persons”) as provided in the MDC Organizational Documents or under indemnification agreements between Indemnified Persons and MDC and its Subsidiaries, in each case as in effect as of the date of this Agreement with respect to matters occurring prior to the Closing (the “Indemnification Obligations”) shall survive the Transactions and shall continue in full force and effect as obligations of New MDC for a period of not less than six (6) years after the Closing unless otherwise required by applicable Law.
(b)   Following the Closing, New MDC shall maintain director and officer liability insurance policies providing comparable coverage to New MDC’s existing directors’ and officers’ liability insurance and fiduciary liability insurance through and including the date six (6) years after the Closing with respect to claims arising from facts or events that existed or occurred prior to or at the Closing (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, that in no event shall New MDC be required to expend an amount pursuant to this Section 7.11(b) in excess of three hundred percent (300%) of the current annual premium paid by MDC for its existing coverage in the aggregate and if such comparable coverage cannot be obtained by paying an aggregate premium equal to or below three hundred percent (300%) of the current annual premium, New MDC shall only be required to maintain as much coverage as can be maintained by paying an aggregate premium equal to three hundred percent (300%) of such amount.
(c)   This Section 7.11 shall survive the consummation of the Transactions and is intended to benefit, and shall be enforceable by each Indemnified Person (notwithstanding that such Persons are not parties to this Agreement) and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise. If MDC or any of its successors or assigns (i) subsequently consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) subsequently transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of MDC, as the case may be, shall assume the applicable obligations set forth in this Section 7.11.
Section 7.12 Integration Planning. After the date hereof and prior to the Closing Date, Stagwell and MDC shall establish procedures, subject to applicable Law, reasonably acceptable to both parties by which the parties will confer on a regular and continued basis regarding the general status of the ongoing operations of the Stagwell Subject Entities and MDC, respectively, and reasonably necessary integration planning matters and communicate and consult with specific persons to be identified by each party to the other with respect to the foregoing.
Section 7.13 Stagwell Restructuring(a) . Prior to the Closing, Stagwell shall use its reasonable best efforts to effect certain restructuring transactions described in Schedule VIII, pursuant to which Stagwell would (a) acquire the outstanding equity interests of the non-wholly owned Stagwell Subject Entities set forth therein and (b) cancel, extinguish or otherwise terminate the Stagwell Incentive Awards set forth therein (such transactions, collectively, the “Stagwell Restructuring”). Stagwell shall keep MDC reasonably involved in any process and communications relating to the Stagwell Restructuring and shall consider in good faith any comments of MDC regarding the proposed terms of the Stagwell Restructuring.
Section 7.14 Special Distribution. Stagwell covenants and agrees that, pursuant to the Stagwell Contribution, the Stagwell Subject Entities shall be contributed with no greater than $260 million in the aggregate of Net Debt (such amount, the “Stagwell Net Debt Cap,” and such requirement, the “Stagwell Net

Debt Condition”). To the extent that the Stagwell Subject Entities hold an aggregate amount of Net Debt less than the Stagwell Net Debt Cap (the difference between the Stagwell Net Debt Cap and such amount, the “Stagwell Net Debt Surplus”) at such time, Stagwell shall be permitted to cause Stagwell Marketing Group to make a one-time draw under the Stagwell Credit Agreement in an amount no greater than the Stagwell Net Debt Surplus, which amount Stagwell may cause to be paid as a distribution to Stagwell prior to the Stagwell Contribution (such distribution, the “Special Distribution”). At least three (3) Business Days prior to the Closing, Stagwell shall provide MDC with a good-faith calculation of its Net Debt (the “Net Debt Calculation”), together with reasonably detailed supporting documentation as well as an accounting of any payments or distributions to be made pursuant to this Section 7.14. For the avoidance of doubt, the parties hereto shall not be obligated to consummate the Transactions until Stagwell has reasonably demonstrated that the Stagwell Net Debt Condition will be satisfied at the Closing. MDC shall be entitled to comment on and request reasonable changes to the Net Debt Calculation, and Stagwell shall consider in good faith any changes MDC proposes to the Net Debt Calculation.
Section 7.15 Post-Closing New MDC Board and Committee Representation.
(a)   Prior to the consummation of the MDC Merger, MDC shall cause all directors, other than the three MDC directors to be identified by the MDC Special Committee following the date hereof but prior to the Closing (such persons, the “Continuing Independent Directors”), Bradley Gross and Mark Penn, to resign and shall take all requisite action such that the four (4) directors identified by Stagwell no later than five (5) Business Days following the effectiveness of the Registration Statement be appointed to the board of directors of New MDC (the “New MDC Board”) (effective as of Closing), to serve until their respective successors are duly elected and qualified or until each such director’s earlier death, resignation or removal.
(b)   Subject to the fiduciary duties of the New MDC Board, New MDC shall cause the Continuing Independent Directors to be nominated as part of New MDC’s proposed slate of directors at the next two annual meetings of New MDC stockholders following the Closing (the “Post-Closing Governance Period”). From and after the Post-Closing Governance Period, for so long as (x) Stagwell Beneficially Owns more than 10% of the then-issued and outstanding voting securities of New MDC, (y) Stagwell has nominated directors constituting a majority of the New MDC Board, or (z) Stagwell has the contractual right to appoint a majority of the New MDC Board, New MDC shall have at least three (3) independent directors (to the extent required under applicable SEC and NASDAQ rules).
(c)   Subject to the fiduciary duties of the New MDC Board, New MDC shall cause the Continuing Independent Directors to constitute all of the members of New MDC’s Audit Committee and Compensation Committee for the Post-Closing Governance Period; provided, that if any Continuing Independent Director’s service as a director ceases during the Post-Closing Governance Period as a result of such director’s death, retirement or resignation, any vacancy on such committees may be filled by any other New MDC director then-serving on the New MDC Board selected by the other Continuing Independent Director(s) who are qualified to serve on such committees under applicable SEC and NASDAQ rules. All other committee representation will be determined by the post-Closing New MDC Board.
Section 7.16 Other Post-Closing Governance Matters. The parties hereby agree that, for so long as (x) Stagwell Beneficially Owns more than 10% of the then-issued and outstanding voting securities of New MDC, (y) Stagwell has nominated directors constituting a majority of the New MDC Board, or (z) Stagwell has the contractual right to appoint a majority of the New MDC Board:
(a)   any related-party transaction by and between New MDC or any of the MDC Subsidiaries, on the one hand, and Stagwell or its Affiliates (other than New MDC and the MDC Subsidiaries), on the other hand, will require the approval of a majority of the independent directors then-serving on the New MDC Board; provided, that, for the avoidance of doubt, any amendment or modification of (i) solely to the extent they relate to any right, power or preference unique to Stagwell or its Affiliates (other than New MDC and the MDC Subsidiaries), the New MDC Certificate of Incorporation or the New MDC Bylaws; (ii) any Ancillary Agreement; or (iii) this Agreement, including Section 7.15 and this Section 7.16, shall each be considered such a related-party transaction; and

(b)   any proposed business combination following the Closing by and between New MDC, on the one hand, and Stagwell or any of its Affiliates (other than New MDC and any of the MDC Subsidiaries), on the other hand, shall require (i) approval from a “majority of the minority” of New MDC stockholders, and (ii) the creation of a special committee of the post-Closing New MDC Board comprised solely of independent and disinterested directors with authority similar to that of the MDC Special Committee. For the avoidance of doubt, the foregoing requirement shall not apply to any business combination solely among direct or indirect Subsidiaries (other than OpCo) of New MDC.
(c)   For purposes of this Section 7.16, “Beneficially Owns” shall mean the beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of Stagwell, but shall expressly exclude any shares held directly by any of its limited partners.
Section 7.17 Section 16 Matters. Prior to the Closing, each of Stagwell and MDC shall use all reasonable efforts, including in accordance with the interpretive guidance set forth by the SEC, to cause any dispositions of MDC Common Shares (including derivative securities with respect to MDC Common Shares) or acquisitions of New MDC Common Stock (including derivative securities with respect to New MDC Common Stock) resulting from the Transactions by each officer or director who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 7.18 MDC Actions.
(a)   MDC shall take all actions within its power to take, and cause its Affiliates to take, all actions necessary to:
(i)   cause each of New MDC and Merger Sub to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement; and
(ii)   ensure that, prior to Closing, each of New MDC and Merger Sub shall not conduct any business, incur or guarantee any indebtedness or any other liabilities or make any investments, other than those activities incident to its obligations under this Agreement or the Transactions.
(b)   MDC covenants and agrees to take all actions necessary to immediately (and in any event within twelve (12) hours) following the completion of the Redomiciliation, (i) cause the sole incorporator of MDC to appoint and elect one or more directors following the Redomiciliation Effective Time to the extent no such director or directors shall have been named in the MDC Delaware Certificate of Incorporation, (ii) immediately following the appointment and election of such directors, approve and declare advisable this Agreement and the Transactions, including the MDC Merger, by all necessary corporate or other action in accordance with the DGCL (other than the MDC Merger Approval) (the actions described in the foregoing clauses (i) and (ii) collectively, the “MDC Delaware Board Approval”) and to take all other actions necessary or advisable to permit and facilitate the obtaining of the MDC Merger Approval immediately following the effectiveness of the MDC Delaware Board Approval and (iii) deliver to Stagwell evidence reasonably satisfactory to Stagwell that the MDC Delaware Board Approval have been obtained and such other actions have been taken. For the avoidance of doubt MDC shall have the sole authority to designate the sole incorporator referenced in the foregoing sentence.
(c)   MDC or New MDC shall pay all fees and take any actions contemplated by or necessary for the effectiveness of the Senior Note Consent or a Senior Notes Refinancing, whichever shall be the case, as of the Closing.
Section 7.19 Financing Cooperation.
(a)   MDC shall, and shall cause each of its Subsidiaries to, use its respective reasonable best efforts to provide such cooperation in connection with obtaining the Debt Financing as may be reasonably requested by Stagwell, including:
(i)   preparing and furnishing Stagwell and any lenders, as promptly as practicable, all Required Information within MDC’s possession and all other financial and other pertinent information and disclosures regarding MDC and the MDC Subsidiaries as may reasonably be requested by Stagwell for use in connection with the Debt Financing;

(ii)   causing such senior officers of MDC as MDC may reasonably consider appropriate to participate in a reasonable number of lender meetings, rating agency presentations and due diligence meetings at reasonable times and upon reasonable advance notice;
(iii)   cooperating with Stagwell’s legal counsel in connection with the preparation of customary legal opinions required of Stagwell and provided by Stagwell’s legal counsel in connection with the Debt Financing;
(iv)   providing such assistance as Stagwell may reasonably request in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Second Stagwell Credit Agreement Amendment or the Term Loan Credit Agreement;
(v)   assisting in the preparation of, and, on or following Closing executing and delivering customary financing documents, including joinder, guarantee and collateral documents and other certificates and documents by OpCo and MDC Subsidiaries as may be required by the Second Stagwell Credit Agreement Amendment or the Term Loan Credit Agreement;
(vi)   on or following Closing, facilitating the pledging of collateral for the Debt Financing (including delivery of original stock certificates and original stock powers of MDC’s Subsidiaries on the Closing Date in connection with the Debt Financing to the extent available to MDC);
(vii)   with effect from Closing, taking all ministerial company actions requested by Stagwell to permit the consummation of the Debt Financing; and
(viii)   providing all customary documentation and other information about MDC and its Subsidiaries requested in writing by the finance parties in respect of the Debt Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations;
(b)   Stagwell shall, and shall cause each of the Stagwell Subject Entities to, use its respective reasonable best efforts to provide such cooperation in connection with (i) obtaining the MDC Financing Arrangements, and (ii) the accession of the Stagwell Subject Entities to the MDC Financing Arrangements as may be reasonably requested by MDC, including:
(i)   preparing and furnishing MDC, as promptly as practicable, all financial and other pertinent information and disclosures regarding Stagwell and the Stagwell Subject Entities as may reasonably be requested by MDC for use in connection with the MDC Financing Arrangements;
(ii)   causing such senior officers of Stagwell as Stagwell may reasonably consider appropriate to participate in a reasonable number of lender meetings, rating agency presentations and due diligence meetings at reasonable times and upon reasonable advance notice in connection with the MDC Financing Arrangements;
(iii)   cooperating with MDC’s legal counsel in connection with the preparation of customary legal opinions required of MDC and provided by MDC’s legal counsel in connection with the MDC Financing Arrangements;
(iv)   assisting in the preparation of, and, on or following Closing executing and delivering customary financing documents, including joinder, guarantee and collateral documents and other certificates and documents by the Stagwell Subject Entities as may be required by the documentation in respect of the MDC Financing Arrangements;
(v)   with effect from Closing, taking all ministerial company actions requested by MDC to permit the consummation of the MDC Financing Arrangements; and
(vi)   providing all customary documentation and other information about the Stagwell Subject Entities requested in writing by the lenders or other finance parties in respect of the MDC Financing Arrangements that relates to applicable “know your customer” and anti-money laundering rules and regulations;
(c)   Nothing in this Section 7.19 shall require MDC, Stagwell, or any of their Subsidiaries (each, a “Providing Party”) to:

(i)   in the case of MDC or its Subsidiaries, provide to Stagwell or, in the case of Stagwell or the Stagwell Subject Entities, provide to MDC, or any other person,documentation or other information in respect of which MDC or Stagwell, as applicable, or any of their respective Subsidiaries owes a duty of confidentiality to a person other than the other party, that is privileged, or that MDC or Stagwell, as applicable, reasonably considers to be commercially or competitively sensitive;
(ii)   take any action that is inconsistent with applicable Law or obligations to which the Providing Party is a party (including, in the case of MDC and its Subsidiaries, the MDC Credit Agreement);
(iii)   take any action that has effect (including in respect of the incurrence of any obligations) prior to Closing; or
(iv)   take any action or provide any documentation or other information the taking or provision of which reasonably interferes with the ongoing operations of the Providing Party.
(d)   Stagwell shall, on demand, reimburse MDC for all reasonable and documented out-of-pocket costs and expenses incurred by MDC and its Subsidiaries in connection with their respective obligations pursuant to Section 7.19(a).
(e)   MDC shall, on demand, reimburse Stagwell for all reasonable and documented out-of-pocket costs and expenses incurred by Stagwell and its Subsidiaries in connection with their respective obligations pursuant to Section 7.19(b).
Section 7.20 Repayment and Termination of MDC Credit Agreement. MDC shall, and shall cause its Subsidiaries to, deliver all notices, cooperate with Stagwell and take all other actions reasonably requested by Stagwell to facilitate the termination at or prior to the Closing of all commitments in respect of the MDC Credit Agreement, the repayment in full on or prior to the Closing Date of all obligations in respect of the indebtedness under the MDC Credit Agreement, and the release on or as soon as reasonably practicable thereafter of any Liens securing all such indebtedness and guarantees in connection therewith (such transactions, collectively, the “MDC Credit Agreement Termination”). In furtherance and not in limitation of the foregoing, MDC shall, and shall cause its Subsidiaries to, use reasonable best efforts and shall cooperate with Stagwell to obtain and deliver to Stagwell at least five (5) Business Days prior to the Closing Date an executed payoff letter with respect to the MDC Credit Agreement (the “Payoff Letter”), in form and substance customary for financings of the type to which the Payoff Letter relates, from Wells Fargo on behalf of the lenders to whom such indebtedness is owed, which Payoff Letter together with any related release documentation shall, among other things include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the MDC Credit Agreement relating to the assets, rights and properties of MDC and its Subsidiaries securing such indebtedness shall, upon the payment of the amount set forth in the Payoff Letter at or prior to the Closing, be released and terminated.
ARTICLE 8
CONDITIONS
Section 8.01 Conditions to Each Party’s Obligations to Effect the Transactions. The obligations of each party to effect the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the waiver on or prior to the Closing Date of each of the following conditions:
(a)   Shareholder Approval. (i) With respect to the Transactions other than the MDC Merger, the MDC Special Meeting Approval shall have been duly obtained in accordance with the CBCA, the MDC Organizational Documents and the rules and requirements of NASDAQ and the SEC; and (ii) with respect to the MDC Merger only, the MDC Delaware Board Approval and the MDC Merger Approval shall have been duly obtained in accordance with the DGCL.
(b)   Antitrust/Competition. Any waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act and any agreement with the US Federal Trade Commission or the US Department of Justice not to consummate the Transactions shall have expired or been terminated.

(c)   Investment Canada Act. The Investment Canada Act Approval shall have been obtained.
(d)   No Injunctions or Restraints. There shall be no Law, injunction, judgment, order or decree of any Governmental Entity of competent jurisdiction that is in effect which temporarily or permanently prohibits or enjoins the consummation of the Transactions.
(e)   NASDAQ Listing. The shares of New MDC Class A Common Stock to be issued in connection with the Transactions (including any such shares issuable pursuant to the A&R OpCo Operating Agreement) shall have been approved for listing on NASDAQ, subject to official notice of issuance.
(f)   Debt Transactions. The Debt Transactions shall have been completed.
(g)   Goldman Consent and Stagwell Consent. The Goldman Consent and the Stagwell Consent shall not have been modified or rescinded and shall remain in full force and effect.
(h)   Senior Note Consent or Senior Note Refinancing. Either (i) the Senior Note Consent shall have been obtained and shall remain in full force and effect or (ii) MDC, with the prior consent of Stagwell, shall have consummated a Senior Note Refinancing.
Section 8.02 Conditions to Obligations of Stagwell. The obligations of Stagwell to effect the Closing are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by Stagwell on or prior to the Closing Date of each of the following conditions:
(a)   Representations and Warranties. (i) The representations and warranties of MDC set forth in Section 4.02(a), Section 4.02(d) (but solely as it relates to MDC and not any MDC Subsidiary) and Section 4.06(a) shall be true and correct in all respects (other than, in the case of Section 4.02(a) and Section 4.02(d), for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date only), (ii) the representations and warranties of MDC set forth in Section 4.01(a), Section 4.01(b), Section 4.02(b), Section 4.02(c), Section 4.02(d) (but solely to the extent that it relates to the MDC Subsidiaries and not MDC), Section 4.03 (other than clauses (c) and (g) thereof), and Section 4.11 (such Sections, together with the Sections referred to in the immediately preceding clause (i), the “Specified MDC Representations”) shall be true and correct (without giving effect to any limitation as to materiality or “MDC Material Adverse Effect” set forth therein) in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date only), and (iii) the representations and warranties of MDC set forth in this Agreement (other than the Specified MDC Representations) shall be true and correct (without giving effect to any limitation as to materiality or “MDC Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date only), except where the failure of such representations and warranties to be so true and correct individually or in the aggregate has not had, and would not reasonably be expected to have, an MDC Material Adverse Effect.
(b)   Performance of Obligations of MDC. MDC shall have performed in all material respects all obligations required to be performed or complied with by it under this Agreement on or prior to the Closing Date.
(c)   Closing Deliverables. Stagwell shall have received each of the closing deliverables, as applicable, contemplated by Section 3.03.
(d)   No MDC Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing any Effect which, individually or in the aggregate, has had or would reasonably be expected to have an MDC Material Adverse Effect.

Section 8.03 Conditions to Obligations of MDC. The obligations of MDC to effect the Closing are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by MDC on or prior to the Closing Date of each of the following conditions:
(a)   Representations and Warranties. (i) The representations and warranties of Stagwell set forth in Section 5.02(a), Section 5.02(d) (but solely as it relates to SMGH and not any other Stagwell Subject Entity) and Section 5.06(a) shall be true and correct in all respects (other than, in the case of Section 5.02(a) and Section 5.02(d), for any de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date only), (ii) the representations and warranties of Stagwell set forth in Section 5.01(a), Section 5.01(b), Section 5.02(b), Section 5.02(c), Section 5.02(d) (but solely as it relates to the Stagwell Subject Entities other than SMGH), Section 5.03 (other than clauses (c) and (d)), and Section 5.10 (such Sections in this clause (ii), together with the Sections referred to in the immediately preceding clause (i), the “Specified Stagwell Representations”) shall be true and correct (without giving effect to any limitation as to materiality or “Stagwell Material Adverse Effect” set forth therein) in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date only), and (iii) the representations and warranties of Stagwell set forth in this Agreement (other than the Specified Stagwell Representations) shall be true and correct (without giving effect to any limitation as to materiality or “Stagwell Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date only), except where the failure of such representations and warranties to be so true and correct individually or in the aggregate has not had, and would not reasonably be expected to have, a Stagwell Material Adverse Effect.
(b)   Performance of Obligations of Stagwell. Stagwell shall have performed in all material respects all obligations required to be performed or complied with by it under this Agreement on or prior to the Closing Date.
(c)   Closing Deliverables. MDC shall have received each of the closing deliverables contemplated by Section 3.02.
(d)   No Stagwell Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing any Effect which, individually or in the aggregate, has had or would reasonably be expected to have a Stagwell Material Adverse Effect.
(e)   Stagwell Restructuring. Either (i) Stagwell shall have provided MDC with copies of legal documentation reasonably satisfactory to MDC evidencing the completion of the Stagwell Restructuring on the terms set forth in Schedule VIII, or (ii) in the event the Stagwell Restructuring shall not have been completed on the terms set forth in Schedule VIII, Stagwell shall have delivered written notice to MDC of its agreement that the Stagwell Contribution Consideration be reduced for all purposes hereunder in accordance with the proviso to the definition thereof.
ARTICLE 9
TERMINATION
Section 9.01 Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, whether before or after the MDC Shareholder Approval has been obtained, by mutual written consent of Stagwell and MDC.
Section 9.02 Termination by Stagwell or MDC. This Agreement may be terminated at any time prior to the Closing, whether before or after the MDC Shareholder Approval has been obtained, by either Stagwell or MDC upon written notice to the other if:

(a)   the Closing Date shall not have occurred by 5:00 pm (New York City time) on the date that is the nine (9) month anniversary of the date of this Agreement (such date or such later date, if any, as is provided in the proviso of this Section 9.02(a), the “Termination Date”), and the party seeking to terminate this Agreement pursuant to this Section 9.02(a) shall not have materially breached its representations, warranties or covenants under this Agreement in any manner that shall have proximately caused the failure to consummate the Transactions on or before the Termination Date; provided, that in the event that any of the conditions set forth in Section 8.01(b) (Antitrust/Competition), Section 8.01(c) (Investment Canada Act) or Section 8.01(d) (No Injunctions or Restraints) (to the extent related to the waiting periods and clearances that are the subject of Section 8.01(b) or Section 8.01(c)) shall not have been satisfied on or before the Termination Date because of the failure to obtain the approvals described in Section 8.01(b) (Antitrust/Competition) or Section 8.01(c) (Investment Canada Act) but all of the other conditions set forth in Section 8.01 have been satisfied, then either Stagwell or MDC may extend the Termination Date, on one or more occasions, by notice delivered to the other parties, until 5:00 pm (New York City time) to a date no later than the twelve (12) month anniversary of the date of this Agreement, in which case the Termination Date shall be deemed for all purposes to be the latest of such dates;
(b)   any Law, injunction, judgment, order or decree having the effects set forth in Section 8.01(c) (No Injunctions or Restraints) shall be in effect and shall have become permanent final and nonappealable; or
(c)   the MDC Special Meeting Approval shall not have been obtained upon a vote taken at the Special Meeting (including any adjournment or postponement thereof).
Section 9.03 Termination by MDC. This Agreement may be terminated at any time prior to the Closing by MDC if:
(a)   Stagwell shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.03(a) or Section 8.03(b), and (ii) is incapable of being satisfied or cured by Stagwell prior to the Termination Date or, if capable of being satisfied or cured, is not satisfied or cured by Stagwell within thirty (30) calendar days following receipt of written notice from MDC of such breach or failure to perform (“Stagwell Terminable Breach”); provided, that MDC is not then in MDC Terminable Breach of any representation, warranty, covenant or other agreement by MDC contained in this Agreement; or
(b)   prior to the receipt of the MDC Special Meeting Approval, the MDC Board or the MDC Special Committee shall have approved, and MDC is concurrently entering into, an Acquisition Agreement in accordance with Section 7.06(f), provided that MDC shall have complied in all material respects with Section 7.06, and shall have paid (or shall concurrently pay) the fee due under Section 9.05.
Section 9.04 Termination by Stagwell. This Agreement may be terminated at any time prior to the Closing by Stagwell if:
(a)   MDC shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.02(a) or Section 8.02(b), and (ii) is incapable of being satisfied or cured by MDC prior to the Termination Date or, if capable of being satisfied or cured, is not satisfied or cured by MDC within thirty (30) calendar days following receipt of written notice from Stagwell of such breach or failure to perform (“MDC Terminable Breach”); provided, that Stagwell is not then in Stagwell Terminable Breach of any representation, warranty, covenant or other agreement by Stagwell contained in this Agreement;
(b)   (i) a Change in Recommendation (whether in respect of a Superior Proposal or an Intervening Event Change in Recommendation) has occurred or (ii) a tender or exchange offer that constitutes an Alternative Proposal shall have been commenced (or thereafter amended in any material respect) and MDC shall not have communicated to the shareholders of MDC, within ten Business Days after the commencement of such tender or exchange offer (or such amendment), a statement disclosing that the

MDC Board or MDC Special Committee recommends rejection of such tender or exchange offer and reaffirming the MDC Board Recommendation or MDC Special Committee Recommendation, as applicable; or
(c)   MDC shall have committed a willful and material breach of any of its obligations under Section 7.01(d) or Section 7.06; or
(d)   Stagwell shall not have received evidence reasonably satisfactory to Stagwell, within twenty-four (24) hours following the completion of the Redomiciliation, of the adoption and approval of the MDC Delaware Board Approval.
Section 9.05 Effect of Termination.
(a)   In the event that:
(i)   this Agreement is terminated by MDC pursuant to Section 9.03(b);
(ii)   this Agreement is terminated by Stagwell pursuant to Section 9.04(b), Section 9.04(c) or Section 9.04(d); or
(iii)   (A) (1) an Alternative Proposal shall have been made or communicated to MDC, the MDC Board or the MDC Special Committee or any Person shall have publicly announced an Alternative Proposal, and (2) such Alternative Proposal has not been publicly withdrawn in good faith prior to the event giving rise to termination, (B) this Agreement is terminated by MDC or Stagwell pursuant to Section 9.02(c), and (C) within twelve (12) months after the date this Agreement is terminated, MDC enters into a definitive agreement with respect to, or consummates, any Alternative Proposal (which need not be the same Alternative Proposal described in clause (A) above);
then in any such event, MDC shall pay to Stagwell the amount of $5,855,000 in cash (the “MDC Termination Amount”), in consideration for the disposition of Stagwell’s rights under this Agreement (as and to the extent set forth herein), it being understood that in no event shall MDC be required to pay the MDC Termination Amount on more than one occasion.
For purposes of this Section 9.05, the term “Alternative Proposal” shall have the meaning set forth in Section 7.06(h)(i), except that all references to “twenty percent (20%)” therein shall be deemed to be references to “fifty percent (50%).”
(b)   Any payment required to be made pursuant to clause (i) of Section 9.05(a) shall be made to Stagwell prior to or concurrently with such termination by MDC; any payment required to be made pursuant to clause (ii) of Section 9.05(a) shall be made to Stagwell promptly (and, in any event, within three (3) Business Days) following the termination giving rise to such payment; and any payment required to be made pursuant to clause (iii) of Section 9.05(a) shall be made to Stagwell promptly (but in no event later than the consummation of such Alternative Proposal); and in each case such payment shall be made by wire transfer of immediately available funds to the account details of Stagwell provided in writing by Stagwell to MDC for such purpose.
(c)   In the event that MDC shall fail to pay the MDC Termination Amount required pursuant to this Section 9.05 when due, such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by Citibank N.A., in the City of New York from time to time during such period, as such bank’s Prime Lending Rate. In addition, if MDC shall fail to pay such amount when due, MDC shall also pay to Stagwell all of Stagwell’s costs and expenses (including attorneys’ fees) incurred in connection with efforts to collect such amount.
(d)   MDC acknowledges that the MDC Termination Amount and the other provisions of this Section 9.05 are an integral part of this Agreement and the Transactions and that, without these agreements, Stagwell would not enter into this Agreement. MDC acknowledges that the MDC Termination Amount is not a penalty, but rather a reasonable amount in consideration for the disposition of Stagwell’s rights under this Agreement (as and to the extent set forth herein). Notwithstanding anything to the contrary in this Agreement, the parties agree that in circumstances where payment of the MDC Termination Amount is required hereunder, upon such payment, the payment of any such MDC Termination Amount in accordance with this Section 9.05, shall be the exclusive remedy of Stagwell, as the case may be, for (i) any loss suffered as a result of the failure of the Transactions to be consummated and (ii) any other losses, damages, obligations or liabilities suffered relating to or arising out of this Agreement and the Transactions, except, in each case, in the event of actual fraud (involving scienter) or any willful and material breach prior to such termination (it being understood that, without limiting the foregoing, in the case of fraud or a willful and material breach, any prior payment of the MDC Termination Amount shall be taken into account when determining any remedies). For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act or a failure to take such act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would cause a material breach of this Agreement.
(e)   If this Agreement is terminated in accordance with Article 9, this Agreement shall forthwith become null and void and, except as set forth in this Section 9.05, there shall be no liability or obligation on the part of Stagwell, MDC or their respective Affiliates or Representatives, provided that (i) Article 1, Section 7.05(c), this Section 9.05 and Article 11 will survive termination hereof and (ii) no party shall be relieved from any liabilities or damages as a result of actual fraud (involving scienter) or any willful and material breach by any party of any of such party’s representations, warranties, covenants or other agreements.
ARTICLE 10
SURVIVAL
Section 10.01 Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing. No covenant or agreement contained in this Agreement shall survive the Closing except to the extent any such covenant or agreement by its terms contemplates performance following the Closing, in which case such covenant or agreement shall survive until fully performed in accordance with its terms.
ARTICLE 11
GENERAL PROVISIONS
Section 11.01 Notices. Each notice, request, demand or other communication under this Agreement shall be in writing and shall be deemed to have been duly given, delivered or made as follows: (a) if delivered by hand, when delivered; (b) if sent by facsimile transmission before 5:00 p.m. on a Business Day in the delivery location, when transmitted and receipt is confirmed; (c) if sent by facsimile transmission after 5:00 p.m. on a Business Day in the delivery location or on a day other than a Business Day and receipt is confirmed, on the following Business Day; (d) if sent via an overnight international courier service, the Business Day after being delivered to such courier; and (e) if sent by email, when sent, provided that (i) the subject line of such email states that it is a notice delivered pursuant to this Agreement and (ii) the sender of such email does not receive a written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address, facsimile number or email address set forth beneath the name of such party below (or to such other address, facsimile number or email address as such party shall have specified in a written notice given to the other parties hereto):
(a)   if to Stagwell:
Stagwell Media LP
1808 I Street, NW, 6th Floor
Washington DC 20006
Attention: Ryan Greene
Email: ryan@stagwellgroup.com
with a copy (which shall not constitute notice) to:
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor

New York, NY 10022
Attention:
Ethan A. Klingsberg
Paul M. Tiger

Facsimile:   (212) 277-4033
Email:
ethan.klingsberg@freshfields.com paul.tiger@freshfields.com

(b)   if to MDC:
MDC Partners Inc.
One World Trade Center, Floor 65
New York, NY 10007
Attention:   David Ross
Email:
dross@mdc-partners.com

with a copy (which shall not constitute notice) to:
Cleary Gottlieb Steen & Hamilton LLP
1 Liberty Pl
New York, NY 10006
Attention:   Kimberly R. Spoerri
Facsimile:   (212) 225-3999
Email:
kspoerri@cgsh.com

with copies (which shall not constitute notice) to:
DLA Piper LLP (US)
1251 Avenue of the Americas, 25th Floor
New York, NY 10020
Attention:
Christopher P. Giordano
Jon Venick

Facsimile:
(917) 778-8680
(917) 778-8651

Email:
christopher.giordano@us.dlapiper.com jon.venick@us.dlapiper.com

Section 11.02 Interpretations. When a reference is made in this Agreement to an Article, Section, Schedule, Disclosure Letter, Annex or Exhibit, such reference shall be to an Article, Section, Schedule, Disclosure Letter, Annex or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Any references in this Agreement to “the date hereof” refers to the date of execution of this Agreement. All references to “CAD$” refer to Canadian dollars. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement,” “hereof,” “herein,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement and include any schedules, disclosure letters, annexes, exhibits or other attachments to this Agreement. The MDC Disclosure Letter, the Stagwell Disclosure Letter and all annexes and schedules hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or other document or any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, other document or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and other Representatives and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement. Any references in this Agreement: (a) to the “knowledge” of MDC shall mean the actual knowledge of the individuals identified in Section 11.02(a) of the MDC Disclosure Letter; and (b) to the “knowledge” of Stagwell shall mean the actual knowledge of the individuals identified in Section 11.02(b) of the Stagwell Disclosure Letter. Whenever the phrase “made available,” “delivered” or words of similar import are used herein, it shall mean the document was (i) (A) with respect to Stagwell, available for viewing in the “Project Midas” electronic data room hosted by IntraLinks, Inc., or (B) with respect to MDC, available for viewing in the “Project Metro II” electronic data room hosted by Datasite, in each case as such site existed on or before the date that is one (1) Business Day prior to the date hereof at 11:59 PM Eastern Time, or (ii) otherwise made available (electronically or otherwise) in written form to the relevant party or its Representatives prior to the execution and delivery of this Agreement.
Section 11.03 Governing Law; Jurisdiction; Specific Performance; Waiver of Jury Trial.
(a)   THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE, EXCEPT TO THE EXTENT THE LAWS OF THE PROVINCE OF ONTARIO ARE MANDATORILY APPLICABLE.
(b)   All actions arising out of, relating to or in connection with this this Agreement or any of the Transactions shall be heard and determined exclusively in the Court of Chancery of the State of Delaware (the “Chancery Court”) and any state appellate court therefrom within the State of Delaware (or if, but only if, the Chancery Court lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware and any appellate court therefrom). Each of the parties hereto (i) irrevocably submits itself to the personal jurisdiction of the Chancery Court or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware and any appellate court therefrom with respect to any dispute arising out of, relating to or in connection with this Agreement or any of the Transactions, (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any action or proceeding arising out of, relating to or in connection with this Agreement or any of the Transactions, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding arising out of, relating to or in connection with this Agreement or any of the Transactions is brought in an inconvenient forum, that the venue of the action or proceeding arising out of, relating to or in connection with this Agreement or any of the Transactions is improper, or that this Agreement or any of the Transactions may not be enforced in or by the above-named courts, and (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any of the Transactions in any court other than the courts of the State of Delaware, as described above. Nothing in this Section 11.03 shall prevent any party from bringing an action or proceeding in any jurisdiction to enforce any judgment of the Chancery Court or any other state or federal court located in the State of Delaware or any appellate court therefrom, as applicable. Each of the parties hereto hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 11.01 shall be effective service of process for any suit or proceeding in connection with this Agreement or any of the Transactions.
(c)   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would be not be an adequate remedy therefor. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled, prior to the valid termination of this Agreement (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages), to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach, in each case, without the posting of any bond or other security. In circumstances where the parties are obligated to consummate the Transactions and the Transactions have not been consummated (other than as a result of the other party’s refusal to close in violation of this Agreement), each of the parties expressly acknowledges and agrees that the other party and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other party and its equityholders, and that such other party on behalf of itself and its equityholders shall be entitled to enforce specifically the breaching party’s obligation to consummate the Transactions.
(d)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND ANY OF THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 11.03(d).
Section 11.04 Counterparts; Electronic Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.
Section 11.05 Assignment; No Third-Party Beneficiaries.
(a)   This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, but, except as set forth in Section 7.18, neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any party hereto without the prior written consent of the other parties hereto and any purported assignment without such consent shall be void.
(b)   Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.
Section 11.06 Expenses. Except as otherwise specifically provided herein, each party hereto shall bear its own expenses in connection with this Agreement and the Transactions.
Section 11.07 Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties hereto shall be construed and enforced accordingly.
Section 11.08 Entire Agreement. This Agreement (including the annexes, exhibits and letters hereto) and the Mutual NDA constitute the entire agreement, and supersede all other prior agreements and understandings (both written and oral), among the parties hereto with respect to the subject matter hereof and thereof.

Section 11.09 Amendment. This Agreement may be amended by the parties hereto (in the case of MDC, acting upon the recommendation of the MDC Special Committee) at any time, whether before or after approval of this Agreement and the Transactions by the shareholders of MDC; provided, that after any such approval by the shareholders of MDC, no amendment shall be made without the further approval of such shareholders except as permitted by Law; provided, further, that from and after the Closing, Section 7.15 or Section 7.16 may only be amended in accordance with Section 7.16(a). This Agreement (including the MDC Disclosure Letter and the Stagwell Disclosure Letter) may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
Section 11.10 Waiver. Any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived at any time prior to the Closing by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. For the avoidance of doubt, any waiver by MDC shall require the prior approval of the MDC Special Committee.
Section 11.11 No Waiver of Privilege.
(a)   From and after the Closing, in any dispute or action arising out of, relating to or in connection with this Agreement, any of the Ancillary Agreements, the Transactions or any of the other transactions contemplated hereby or thereby, Stagwell, together with all of its Affiliates and Representatives from and after the Closing and the respective successors and assigns of Stagwell and such Affiliates and Representatives (collectively, the “Stagwell Parties”), shall have the right, at their election, to retain the firms of Freshfields Bruckhaus Deringer US LLP, Freshfields Bruckhaus Deringer LLP, McCarthy Tétrault LLP or any other external or internal counsel of Stagwell or any of its Subsidiaries that has advised Stagwell or any Stagwell Subject Entity in connection with this Agreement, the Ancillary Agreements, the Transactions or any of the other transactions contemplated hereby or thereby (collectively, the “Stagwell Counsel”) to represent it in such matter, and MDC hereby irrevocably waives any objection and consent, and, following the Closing, shall cause the Stagwell Subject Entities and each of its and their respective Subsidiaries to irrevocably waive any objection and consent, on its own behalf and on behalf of its successors and assigns, to any such representation in any such matter and the communication by any Stagwell Counsel to the Stagwell Parties in connection with any such representation of any fact known to any Stagwell Counsel arising by reason of such counsel’s prior representation of the Stagwell Parties, the Stagwell Subject Entities and their respective Affiliates and Representatives, as applicable. MDC hereby irrevocably acknowledges and agrees, and shall cause the Stagwell Subject Entities and each of its and their respective Subsidiaries to irrevocably acknowledge and agree, on its own behalf and on behalf of its successors and assigns, that all communications between the Stagwell Subject Entities and their respective Representatives and Stagwell Counsel made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or action arising under or in connection with, this Agreement, any Ancillary Agreement, the Transactions or any of the other transactions contemplated hereby or thereby, which, immediately prior to the Closing, would be deemed to be privileged communications between the Stagwell Subject Entities and Stagwell Counsel and would not be subject to disclosure to New MDC in connection with any process relating to a dispute arising under or in connection with, this Agreement, any Ancillary Agreement, the Transactions or any of the other transactions contemplated hereby or thereby, or otherwise, shall, from and after the Closing, be deemed to be privileged communications between the Stagwell Parties and Stagwell Counsel, and neither New MDC, the Stagwell Subject Entities nor any other Person acting or purporting to act on behalf of or through any of them shall, from and after the Closing, attempt to access, or possess (including by virtue of the Transactions or any of the other transactions contemplated by this Agreement or any of the Ancillary Agreements) any right of access to, any work product of Stagwell Counsel, or any other information, materials or documents in the possession of Stagwell Counsel, or any communications between Stagwell Counsel and any of the Stagwell Subject Entities or otherwise seek to obtain the same by any process, including in each case on the grounds that the privilege attaching to such work product, information, materials, documents or communications belongs to any Person other than the Stagwell Parties. Other than as explicitly set forth in this Section 11.11(a), the parties acknowledge that any attorney-client, attorney work product, common interest, joint defense and any other available privilege attaching as a result of legal counsel representing the Stagwell Subject Entities prior to the Closing shall survive the Closing and continue to be a privilege of the Stagwell Subject Entities and not the Stagwell Parties after the Closing. Notwithstanding anything to the contrary in this Section 11.11(a), in the event that a dispute arises following the Closing between New MDC and any of its Affiliates, on the one hand, and any third party who is not a party to this Agreement and not affiliated with, employed by or otherwise a Representative of Stagwell or its Subsidiaries on the other hand, (a) the Stagwell Subject Entities may assert the attorney-client privilege to prevent disclosure of their communications with Stagwell Counsel to such third party and (b) Stagwell shall not waive its privilege retained hereunder in connection with such dispute with such third party without the prior written consent of New MDC. Stagwell, for itself and on behalf of Stagwell Counsel, acknowledges this Section 11.11(a) does not apply to any communications of the Stagwell Subject Entities with Stagwell Counsel other than those made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or action arising under or in connection with, this Agreement, any Ancillary Agreement, the Transactions or any of the other transactions contemplated hereby or thereby, and accordingly the Stagwell Subject Entities retain any privilege that may attach to such communications in accordance with applicable Law.
(b)   From and after the Closing, in any dispute or action arising out of, relating to or in connection with this Agreement, any of the Ancillary Agreements, the Transactions or any of the other transactions contemplated hereby or thereby, New MDC and OpCo, together with all of their respective Affiliates (including the MDC Subsidiaries) and Representatives from and after the Closing and the respective successors and assigns of MDC and such Affiliates and Representatives (collectively, the “MDC Parties”), shall have the right, at their election, to retain the firms of DLA Piper LLP (US), DLA Piper (Canada) LLP, and/or Cleary Gottlieb Steen & Hamilton LLP, or any other external or internal counsel of MDC or any MDC Subsidiary that has advised MDC or any MDC Subsidiary in connection with this Agreement, the Ancillary Agreements, the Transactions or any of the other transactions contemplated hereby or thereby (collectively, the “MDC Counsel”) to represent it in such matter, and Stagwell hereby irrevocably waives any objection and consent, and, following the Closing, shall cause each of its and their respective Subsidiaries to irrevocably waive any objection and consent, on its own behalf and on behalf of its successors and assigns, to any such representation in any such matter and the communication by any MDC Counsel to the MDC Parties, in connection with any such representation of any fact known to any MDC Counsel arising by reason of such counsel’s prior representation of the MDC Parties and their respective Affiliates and Representatives, as applicable. Stagwell hereby irrevocably acknowledges and agrees, and shall cause each of its Subsidiaries to irrevocably acknowledge and agree, on its own behalf and on behalf of its successors and assigns, that all communications between the MDC Parties (other than the Stagwell Subject Entities) and their respective Representatives and MDC Counsel made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or action arising under or in connection with, this Agreement, any Ancillary Agreement, the Transactions or any of the other transactions contemplated hereby or thereby, which, immediately prior to the Closing, would be deemed to be privileged communications between the MDC Parties (other than the Stagwell Subject Entities) and MDC Counsel, and would not be subject to disclosure to Stagwell in connection with any process relating to a dispute arising under or in connection with, this Agreement, any Ancillary Agreement, the Transactions or any of the other transactions contemplated hereby or thereby, or otherwise, shall, from and after the Closing, be deemed to be privileged communications between the MDC Parties (other than the Stagwell Subject Entities) and MDC Counsel, and neither Stagwell nor any other Person acting or purporting to act on behalf of or through any of them shall, from and after the Closing, attempt to access, or possess (including by virtue of the Transactions or any of the other transactions contemplated by this Agreement or any of the Ancillary Agreements) any right of access to, any work product of MDC Counsel, or any other information, materials or documents in the possession of MDC Counsel, or any communications between MDC Counsel and any of the MDC Parties (other than the Stagwell Subject Entities) or otherwise seek to obtain the same by any process, including in each case on the grounds that the privilege attaching to such work product, information, materials, documents or communications belongs to any Person other than the MDC Parties (other than the Stagwell Subject Entities). Notwithstanding anything to the contrary in this Section 11.11(b), in the event that a dispute arises following the Closing between Stagwell and any of its Affiliates, on the one hand, and any third party who is not a party to this Agreement and not affiliated with, employed by or otherwise a Representative of MDC or New MDC, on the other hand, (a) New MDC, the MDC Subsidiaries (other than the Stagwell Subject Entities) or New MDC, as applicable, may assert the attorney-client privilege to prevent disclosure of their communications with MDC Counsel, to such third-party and (b) MDC shall not waive its privilege retained hereunder in connection with such dispute with such third party without the prior written consent of Stagwell. MDC, for itself and on behalf of MDC Counsel, acknowledges this Section 11.11(b) does not apply to any communications of MDC with MDC Counsel, other than those made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or action arising under or in connection with, this Agreement, any Ancillary Agreement, the Transactions or any of the other transactions contemplated hereby or thereby, and accordingly MDC retains any privilege that may attach to such communications in accordance with applicable Law.
Section 11.12 Disclosure Letters. Any disclosure contained in the MDC Disclosure Letter or the Stagwell Disclosure Letter with reference to any section or subsection of this Agreement shall be deemed to apply to any other section or subsection of the MDC Disclosure Letter or Stagwell Disclosure Letter, respectively, where the relevance of such disclosure is reasonably apparent on its face (without reference to any additional information, investigation or documentation). The mere inclusion of any item in the MDC Disclosure Letter as an exception to a representation or warranty of MDC in this Agreement or the Stagwell Disclosure Letter as an exception to a representation or warranty of Stagwell in this Agreement, shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, an MDC Material Adverse Effect or a Stagwell Material Adverse Effect, as applicable, or trigger any other materiality qualification.
Section 11.13 Financing. Each of Stagwell, on behalf of itself, and each Stagwell Party and MDC, on behalf of itself, and each MDC Party hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, and agrees not to bring or support any such Proceeding against any Debt Financing Source in any forum other than such courts, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing, (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement or the Debt Financing Sources, (d) agrees that none of the Debt Financing Sources will have any liability to any Stagwell Party or MDC Party (as applicable) relating to or arising out of this Agreement or the Debt Financing (subject to the last sentence of this Section 11.13, and (e) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.13 and that this Section 11.13 may not be amended without the written consent of the Debt Financing Sources. Notwithstanding the foregoing, nothing in this Section 11.13 shall in any way limit or modify the rights and obligations of MDC or Stagwell under this Agreement or any Debt Financing Source’s obligations to MDC or Stagwell, as applicable, under the MDC Commitment Letter, the Term Loan Credit Agreement or the Second Stagwell Credit Agreement Amendment, as applicable.
[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
MDC PARTNERS INC.
By:
Name:
Title:
STAGWELL MEDIA LP
By: The Stagwell Group LLC, its General Partner
By:
Name:
Title:
NEW MDC LLC
By:
Name:
Title:
MIDAS MERGER SUB 1 LLC
By:
Name:
Title:

EXHIBIT A
New MDC Certificate of Incorporation

EXHIBIT B
New MDC Bylaws

EXHIBIT C
Information Rights Letter Agreement

EXHIBIT D
A&R OpCo Operating Agreement

EXHIBIT E
Registration Rights Agreement

EXHIBIT F
Tax Receivables Agreement

EXHIBIT G
MDC Delaware Certificate of Incorporation

Exhibit I
December 21, 2020
Special Committee of the Board of Directors
MDC Partners Inc.
One World Trade Center
New York, NY 10006
Ladies and Gentlemen:
You have requested our opinion as to the fairness, from a financial point of view, of the Post-Transaction Ownership Percentage (as defined below) to be held, in aggregate, by holders of the Class A subordinate voting shares, no par value, of MDC Partners Inc. (the “Company”) (the “MDC Class A Shares”) and the Class B multiple voting shares, no par value, of the Company (the “MDC Class B Shares” and, together with the MDC Class A Shares, the “MDC Common Shares”) following completion of the Transaction (as defined below) (other than Mark Penn, Stagwell Media LP (“Stagwell”), Goldman Sachs Group, Inc. and their respective affiliates (other than the Company and its subsidiaries) (collectively, the “Excluded Shareholders”)). As more fully described in the Transaction Agreement to be entered into among Stagwell, the Company and certain other parties thereto (the “Agreement”), the parties will complete a series of transactions (the “Transaction”), including: (i) an exchange of the MDC Common Shares for the common membership interests of a newly-formed NASDAQ-listed Delaware company (“New MDC”) that will become the parent of the Company; and (ii) a contribution by Stagwell of all of its operating businesses to the Company (following its continuance to Delaware and conversion into a limited liability company) in exchange for 216,250,000 common membership interests of the Company, which will result in the existing holders of MDC Common Shares owning, in aggregate, on a pro forma basis and without giving effect to any conversion of outstanding preference shares of the Company, approximately 26% of the common equity of New MDC (the “Post-Transaction Ownership Percentage”) and Stagwell and its shareholders owning shares of New MDC or securities convertible into shares of New MDC equivalent, in aggregate, to approximately 74% of the common equity of New MDC. The Post-Transaction Ownership Percentage is subject to certain reductions and adjustments (including, without limitation, in connection with the issuance of certain stock-based compensation awards) as to which we express no opinion.
In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Stagwell; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Stagwell furnished to us by Stagwell, including financial forecasts provided to or discussed with us by the management of Stagwell; (iii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Stagwell furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iv) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (v) reviewed certain internal information relating to cost savings, synergies and related expenses expected to result from the Transaction and certain other pro forma financial effects of the Transaction (the “Expected Synergies”) furnished to us by the Company and Stagwell; (vi) reviewed certain information relating to the capitalization of the Company, including on a fully-diluted basis; (vii) conducted discussions with members of the senior managements and representatives of the Company and Stagwell concerning the information described in clauses (i) through (vii) of this paragraph, as well as the businesses and prospects of the Company and Stagwell generally; (viii) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (ix) reviewed the financial terms of certain other transactions that we deemed relevant; (x) reviewed a draft, dated December 21, 2020, of the Agreement; (xi) participated in certain discussions and negotiations among representatives of the Company and Stagwell and their advisors; and (xii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not assumed any responsibility for independent verification of any of such information, and we have not independently verified any of such information. With your consent, we have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts and other information relating to the Company, Stagwell and the Expected Synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Stagwell or the Company, as the case may be, as to the future performance of the Company, Stagwell and such Expected Synergies (including the amount, timing and achievability thereof). We also have assumed, at your direction, that the future financial results (including Expected Synergies) reflected in such forecasts and other information will be achieved at the times and in the amounts projected. In addition, at your direction, we have relied on the assessments of the managements of the Company and Stagwell as to the Company’s ability to retain key employees of Stagwell and the Company and to integrate Stagwell and the Company. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Stagwell or the Company, nor have we been furnished with any such evaluation or appraisal. We express no views as to the re-domiciliation of the Company from Canada to Delaware, United States in connection with the Transaction.
Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not address any legal, regulatory, tax or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Post-Transaction Ownership Percentage, from a financial point of view, to holders of MDC Common Shares, other than the Excluded Shareholders. Our opinion relates to the relative values of the Company and Stagwell. With your consent, we express no opinion as to what the value of the securities of the Company, New MDC or any other party to the Transaction actually will be when issued pursuant to the Transaction or the prices at which any such securities may trade at any time. For purposes of our analysis and opinion, we have assumed, with your consent, that the MDC Class A Shares and MDC Class B Shares are identical, and we express no views as to the allocation of value between such classes or as to any additional value that could be attributable to one class relative to the other. We express no opinion or views relating to the MDC Preferred Shares (as defined in the Agreement), including, without limitation, as to the fairness of any agreements or arrangements regarding the MDC Preferred Shares in connection with the Transaction. We are not expressing any opinion as to fair value or the solvency of the Company, New MDC or any other party following the closing of the Transaction. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. In addition, representatives of the Company have advised us, and we have assumed, with your consent, that the Transaction will qualify as a tax-free reorganization for US federal income tax purposes. We express no opinion as to the fairness (or otherwise) of the Tax Receivables Agreement entered into by certain of the parties in connection with the Transaction.
Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume to responsibility to update this opinion for developments after the date hereof.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company. We are currently engaged as the solicitation agent for the Company in connection with the solicitation of consents from certain of the Company’s bondholders with respect to the Transaction, and we will receive compensation in connection with such engagement. We, in the future, may provide investment banking and other services to the Company or Stagwell and may receive compensation for such services.
This opinion is for the use and benefit of the Special Committee of the Board of Directors (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any other class of securities, creditors or other constituencies of the Company or Stagwell. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Post-Transaction Ownership Percentage or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.
Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Post-Transaction Ownership Percentage is fair, from a financial point of view, to the holders of MDC Common Shares, other than the Excluded Shareholders.
Very truly yours,
MOELIS & COMPANY LLC

Exhibit J
December 21, 2020
The Special Committee of Independent Directors
MDC Partners Inc.
330 Hudson Street
New York, New York 10013
To the Special Committee:
Canaccord Genuity Corp. (“Canaccord Genuity”) understands that MDC Partners Inc. (“MDC”) is considering entering into an agreement dated as of December 21, 2020 (“Transaction Agreement”) with Stagwell Media LP (“Stagwell”) pursuant to which, among other things, through a series of transactions (“Transactions”), MDC will domesticate to the State of Delaware and convert into a Delaware limited liability company (“Converted MDC”) which will be a direct subsidiary of a newly-formed Delaware corporation (“New MDC”). Canaccord Genuity understands that pursuant to the Transaction Agreement, MDC and Stagwell will complete the Stagwell Transaction (as defined herein) involving Stagwell Marketing Group Holdings LLC and its direct and indirect subsidiaries (“SMGH”). The “Stagwell Transaction” means the contribution by Stagwell to Converted MDC of a portfolio of marketing services companies which are directly and indirectly owned by SMGH (“Stagwell Portfolio”), plus an aggregate amount of cash equal to $100, in exchange for 216,250,000 newly issued common membership interests of Converted MDC and an equal number of newly-created New MDC Class C Common Stock (as defined in the Transaction Agreement) (collectively, the “Consideration”), which will represent approximately 74% of the common equity of New MDC (after giving effect to the Transactions and calculated on a fully-diluted basis, but without giving effect to any conversion of either the Series 4 convertible preference shares of MDC (“Series 4 Preferred Shares”) or the Series 6 convertible preference shares of MDC (“Series 6 Preferred Shares”)).
Canaccord Genuity understands that (a) as at the date hereof, MDC currently has two classes of issued and outstanding equity shares being the (i) 73,309,337 Class A subordinate voting shares of MDC (“MDC A Shares”) which are principally traded on the National Association of Securities Dealers Automated Quotations stock market (“NASDAQ”) and carry one vote each, and (ii) 3,743 Class B multiple voting shares of MDC (“MDC B Shares”) of which there is no established public trading market and which carry twenty votes each and are convertible, at any time, at the option of the holder, into one MDC A Share for each MDC B Share, (b) approximately 99.9% of the aggregate voting rights attached to the issued and outstanding equity shares of MDC are represented by the MDC A Shares, (c) pursuant to the Transactions, (i) each MDC A Share will be converted into one New MDC Class A Common Stock (as defined in the Transaction Agreement) to be listed on the NASDAQ and (ii) each MDC B Share will be converted into one New MDC Class B Common Stock (as defined in the Transaction Agreement) and (d) the Consideration received by Stagwell pursuant to the Stagwell Transaction is exchangeable into New MDC Class A Common Stock. Canaccord Genuity further understands that the Consideration that Stagwell will receive in the Stagwell Transaction will be reduced, and the percentage of New MDC that existing MDC shareholders will hold will be proportionally increased, if Stagwell is unable to effect certain restructuring transactions prior to the closing of the Transactions.
The terms of the Transactions are set out in more detail in the Transaction Agreement and will be further described in a proxy statement (“Proxy Statement”) relating to the special meeting of existing MDC shareholders to be held in connection with the Transactions.
Offices in Canada are offices of Canaccord Genuity Corp. a member of the Canadian Investor Protection Fund,
Investment Industry Regulatory Organization of Canada (IIROC), and the Toronto Stock Exchange (TSX).
Offices in the United States are offices of Canaccord Genuity Inc., a broker-dealer registered with the United States Securities and Exchange Commission, Member FINRA and SIPC
Offices in the United Kingdom are offices of Canaccord Genuity Limited.

Canaccord Genuity also understands that Stagwell currently beneficially owns 15,066,189 MDC A Shares (577,500 of which are in the form of currently unvested restricted stock units, and each of which is expected to vest into one MDC A Share), representing approximately 19.8% of the currently outstanding MDC Shares (as defined below and calculated on a fully-diluted basis, but without giving effect to any conversion of either the Series 4 Preferred Shares or the Series 6 Preferred Shares). Canaccord Genuity also understands that Stagwell has agreed to vote 100% of its MDC Shares in favour of the Transactions.
Concurrently with the execution of the Transaction Agreement, Canaccord Genuity understands that MDC and an affiliate of Goldman Sachs, as sole holder, have agreed to renegotiate the terms of the Series 4 Preferred Shares, which will be amended to, among other things, reduce the conversion price of each Series 4 Preferred Share from $7.42 to $5.00. Canaccord Genuity also understands that MDC intends to conduct a consent solicitation for certain waivers and amendments to its 6.50% senior notes due May 1, 2024 (the “Notes”), subject to market conditions and other factors. Canaccord Genuity understands that MDC has entered into consent and support agreements with holders of more than 50% of the aggregate principal amount of its Notes to consent to the necessary waivers and amendments in the consent solicitation.
Canaccord Genuity further understands that Stagwell, in its capacity as a holder of both MDC Shares and Series 6 Preferred Shares, is not prepared to support, consent to or vote in favour of an alternative transaction by MDC, including an alternative business combination or sale transaction and that the terms of the Transaction Agreement represent the outcome of negotiations between Stagwell and the special committee of independent directors of MDC (“Special Committee”), which was formed on June 26, 2020 to, among other things, (i) evaluate and consider the preliminary, non-binding letter sent to the board of directors of MDC (“MDC Board”) by Stagwell on June 25, 2020, outlining its proposed business combination with MDC, and (ii) make recommendations thereon to the MDC Board.
Canaccord Genuity has been advised by counsel to the Special Committee that the Stagwell Transaction constitutes a “business combination” for MDC, as such term is defined in Multilateral Instrument 61-101 — Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The Special Committee has retained Canaccord Genuity to prepare and deliver to the Special Committee: (i) a formal valuation of the MDC Shares that complies with the requirements of MI 61-101 (“MDC Valuation”), (ii) a formal valuation of the Stagwell Portfolio that complies with the requirements of MI 61-101 (“Stagwell Valuation”, and together with the MDC Valuation, the “Valuation”), and (iii) an opinion as to the fairness to holders of MDC Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates), from a financial point of view, of the Consideration to be paid by MDC for the Stagwell Portfolio pursuant to the Transaction Agreement (“Fairness Opinion”, and together with the Valuation, the “Valuation and Fairness Opinion”).
For purposes of its Valuation and Fairness Opinion, Canaccord Genuity has assumed the conversion of all of the MDC B Shares into MDC A Shares, resulting in the “MDC Shares”.
Canaccord Genuity further understands that MDC expects to hold a meeting of existing MDC shareholders for the purpose of obtaining, among other things, the requisite MDC shareholder approval for the Transactions, including: (i) 66 2/3% of the votes cast on the resolution related to the Transactions by holders of MDC A Shares and MDC B Shares (voting together as a single class); and (ii) a simple majority of the votes cast on the resolution related to the Transactions by each of the holders of MDC A Shares, MDC B Shares, Series 4 Preferred Shares and Series 6 Preferred Shares, in each instance voting separately as a class (unless relief or approval is obtained from the applicable securities regulatory authorities to permit voting as a single class), excluding the votes that are required to be excluded pursuant to MI 61-101.
Canaccord Genuity has prepared the Valuation and Fairness Opinion effective as of December 21, 2020 (“Valuation Date”). Any events that occurred subsequently to the Valuation Date may affect the validity of the Valuation and Fairness Opinion and, as such, Canaccord Genuity makes no representations that the Valuation and Fairness Opinion will be accurate after the Valuation Date.
All dollar amounts herein are expressed in United States dollars, unless otherwise noted.
Engagement
Canaccord Genuity was initially contacted by counsel to the Special Committee regarding a potential advisory engagement in mid-October 2020, and was formally engaged by the Special Committee by way of an agreement between the Special Committee and Canaccord Genuity dated November 6, 2020

(“Engagement Agreement”). The Engagement Agreement provides the terms upon which Canaccord Genuity has agreed to act as a financial advisor to the Special Committee in connection with the Stagwell Transaction during the term of the Engagement Agreement. The Engagement Agreement provides that Canaccord Genuity is to be paid the following fees: (i) a fee of $250,000, payable upon the earlier of (A) the delivery (whether orally or otherwise) by Canaccord Genuity to the Special Committee of the draft Valuation, and (B) November 20, 2020, (ii) a fee of $750,000, payable upon the delivery (whether orally or otherwise) by Canaccord Genuity to the Special Committee of either the final Valuation and/or Fairness Opinion, and (iii) an additional fee of $250,000 for each such subsequently dated Valuation or Fairness Opinion. In addition, the Special Committee has agreed to reimburse Canaccord Genuity for its reasonable out-of-pocket expenses and to indemnify Canaccord Genuity in respect of certain liabilities that might arise in connection with its engagement. The compensation payable to Canaccord Genuity pursuant to the Engagement Agreement does not depend, in whole or in part, upon the conclusions reached in the MDC Valuation, Stagwell Valuation or Fairness Opinion, nor does it depend, in whole or in part, upon the outcome of the Stagwell Transaction or any of the Transactions.
Each of the Valuation and Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Valuation and Fairness Opinion.
Canaccord Genuity consents to the inclusion of the Valuation and Fairness Opinion in their entirety and summaries thereof (provided that such summaries are in a form acceptable to Canaccord Genuity) in the Proxy Statement and Converted MDC’s registration statement to be filed on Form S-4 and in a combined form with the Proxy Statement, and to the filing thereof, as necessary, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”), in accordance with applicable securities laws in Canada and the United States.
Independence of Canaccord Genuity
Neither Canaccord Genuity, nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101):
(i)
is an associated or affiliated entity or issuer insider (as such terms are defined for the purposes of MI 61-101) of MDC, Stagwell, Goldman Sachs (as defined in the Transaction Agreement) or any of their respective associates or affiliates (each, an “Interested Party”),

(ii)
is an adviser to an Interested Party in connection with the Stagwell Transaction or any of the Transactions (other than as provided for under the Engagement Agreement and as described herein),

(iii)
is a manager or co-manager of a soliciting dealer group formed in respect of the Stagwell Transaction or any of the Transactions (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group),

(iv)
has compensation that depends, in whole or in part, on an agreement, arrangement or understanding that gives such party a financial incentive in respect of the conclusions reached in the Valuation and Fairness Opinion or the outcome of the Stagwell Transaction or the Transactions,

(v)
is an external auditor of an Interested Party,

(vi)
has a material financial interest in the completion of the Stagwell Transaction or the Transactions, or

(vii)
during the 24 months before Canaccord Genuity was first contacted by the Special Committee in respect of the Stagwell Transaction:

a.
had a material involvement in an evaluation, appraisal or review of the financial condition of an Interested Party or an associated or affiliated entity of an Interested Party;

b.
acted as a lead or co-lead underwriter of a distribution of securities of an Interested Party, or

c.
had a material financial interest in any transaction involving an Interested Party.

There are no understandings, agreements or commitments between Canaccord Genuity and either MDC, Stagwell, Mark Penn, Goldman Sachs or any of their respective associates or affiliates with respect to any future business dealings. Canaccord Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for MDC, Stagwell, Mark Penn or Goldman Sachs or any of their respective associates or affiliates.
In addition, Canaccord Genuity and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of MDC, Stagwell, Goldman Sachs or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commission(s). As an investment dealer, Canaccord Genuity and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to their clients on investment matters, including with respect to MDC, Stagwell, Goldman Sachs and their affiliates and/or the Transactions. In addition, Canaccord Genuity and its affiliates may, in the ordinary course of their business, provide other financial services to MDC, Stagwell, Mark Penn, Goldman Sachs or any of their respective associates or affiliates, including financial advisory, investment banking and capital market activities such as raising debt or equity capital.
Credentials of Canaccord Genuity
Canaccord Genuity is an independent investment bank which provides a full range of corporate finance, merger and acquisition, financial restructuring, sales and trading, and equity research services. Canaccord Genuity operates in North America, the United Kingdom, Europe, Asia, Australia and the Middle East.
The Valuation and Fairness Opinion expressed herein represent the views and opinions of Canaccord Genuity, and the form and content of the Valuation and Fairness Opinion have been approved for release by a committee of Canaccord Genuity’s managing directors, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion, and capital markets matters.
Scope of Review
In connection with the Valuation and Fairness Opinion, Canaccord Genuity has reviewed, analyzed, considered and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:
1.
execution version of the Transaction Agreement (including accompanying schedules and exhibits) dated December 21, 2020;

2.
final version of the Stagwell disclosure letter (delivered in connection with the Transaction Agreement) dated December 21, 2020;

3.
final version of the MDC disclosure letter (delivered in connection with the Transaction Agreement) dated December 21, 2020;

4.
preliminary, non-binding term sheet outlining the key terms of the Stagwell Transaction (and related Transactions) dated October 3, 2020;

5.
KPMG’s draft quality of earnings report for Stagwell, dated November 13, 2020 (with subsequent draft updates dated December 3, 2020 and December 4, 2020) (“KPMG Draft QoE Report”);

6.
discussions with KPMG surrounding the results of, and assumptions used in, the KPMG Draft QoE Report;

7.
Stagwell’s internal company presentation dated July 2020;

8.
PwC’s draft quality of earnings report for Stagwell, dated December 18, 2019;

9.
Stagwell’s credit agreement dated November 18, 2019 between Stagwell Marketing Group, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A.;

10.
Stagwell’s audited consolidated financial statements and supplemental consolidating schedules as at and for the periods ended December 31, 2019 and December 31, 2018;

11.
MDC’s audited consolidated financial statements and associated management’s discussion and analysis as at and for the periods ended December 31, 2019, December 31, 2018 and December 31, 2017;

12.
MDC’s unaudited condensed consolidated financial statements and associated management’s discussion and analysis as at and for the periods ended September 30, 2020, June 30, 2020, and March 31, 2020;

13.
recent press releases, material change reports and other public documents filed by MDC on both (i) SEDAR at www.sedar.com and (ii) EDGAR at www.sec.gov/edgar.shtml;

14.
financial projections for Stagwell, provided by Stagwell’s management, for the fiscal years 2020 through 2025, ending December 31, respectively, and discussions surrounding longer-term business and growth prospects;

15.
financial projections for MDC, provided by MDC’s management, for the fiscal years 2020 through 2025, ending December 31, respectively, and discussions surrounding longer-term business and growth prospects;

16.
discussions with Stagwell’s senior management concerning Stagwell’s and MDC’s financial condition, the industry, their future business prospects, and potential synergies available to the pro forma entity as a result of the Stagwell Transaction;

17.
discussions with MDC’s senior management concerning MDC’s and Stagwell’s financial condition, the industry, their future business prospects, and potential synergies available to the pro forma entity as a result of the Stagwell Transaction;

18.
discussions with Stagwell’s and MDC’s executive teams;

19.
certain other internal financial, operational and corporate information prepared or provided by Stagwell’s and MDC’s senior management;

20.
selected public market trading statistics and other public/non-public relevant financial information in respect of both Stagwell and MDC, as well as other comparable public entities considered by Canaccord Genuity to be relevant;

21.
representations contained in certificates, addressed to Canaccord Genuity and dated as of the date hereof, from senior officers of both MDC and Stagwell, respectively, as to the completeness and accuracy of the information upon which the Valuation and Fairness Opinion are based and certain other matters; and

22.
such other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate at the time and in the circumstances.

Canaccord Genuity has not, to the best of its knowledge, been denied access by MDC or Stagwell to any information requested by Canaccord Genuity. Canaccord Genuity did not meet with the auditors of either MDC or Stagwell as part of its review and has assumed the accuracy and fair presentation of, and has relied upon, the financial statements of MDC and Stagwell, as presented, as well as the reports of the auditors thereon.
Prior Valuations
MDC has represented to Canaccord Genuity that, to the best of their knowledge, information and belief, there have not been any prior valuations (as defined in MI 61-101) relating to MDC, any of its affiliates, or any of their respective material assets, securities or liabilities which have been prepared within the two years preceding the Valuation Date and which have not already been provided to Canaccord Genuity.
Stagwell has represented to Canaccord Genuity that, to the best of their knowledge, information and belief, there have not been any prior valuations (as defined in MI 61-101) relating to Stagwell which have been prepared within the two years preceding the Valuation Date.
Assumptions and Limitations
The Valuation and Fairness Opinion are subject to the assumptions, explanations, and limitations as set forth herein.
With the Special Committee’s approval and as provided for in the Engagement Agreement, Canaccord Genuity has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, documents, advice, opinions or representations, whether in written, electronic or oral form, obtained by it from public sources, senior management of MDC, senior management of Stagwell, and their respective consultants and advisors (collectively, the “Information”). The Valuation and Fairness Opinion are conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. We are not legal, tax or accounting experts, have not been engaged to review any legal, tax or accounting aspects of the Stagwell Transaction or the Transactions and express no opinion concerning any legal, tax or accounting matters concerning the Stagwell Transaction or the Transactions, including, without limitation, the form or structure of the Stagwell Transaction or the Transactions. Without limiting the generality of the foregoing, Canaccord Genuity has not reviewed and is not opining upon the tax treatment under the Stagwell Transaction or the Transactions.
Senior officers of MDC have represented to Canaccord Genuity, in a certificate delivered as of the date hereof, that, among other things: (i) the Information, whether in written, electronic, graphic, oral or any other form or medium, provided to Canaccord Genuity by MDC or any of its affiliates (as defined in the Securities Act (Ontario)) or its or their respective representatives, agents or advisors (“MDC Information”) for the purpose of preparing the MDC Valuation and the Fairness Opinion was, at the date the MDC Information was provided to Canaccord Genuity, and, to the best of the knowledge, information and belief of the certifying officers, is at the date hereof, complete, true, and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of MDC, its affiliates, the Stagwell Transaction or the Transactions, and did not and does not omit to state a material fact necessary to make the MDC Information not misleading in light of the circumstances under which the MDC Information was provided; (ii) since the dates on which the MDC Information was provided to Canaccord Genuity, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (whether accrued, absolute, contingent or otherwise), business, operations or prospects of MDC or any of its affiliates, and no material change or change in material facts has occurred in the MDC Information or any part thereof which would have or which would reasonably be expected to have a material effect on the MDC Valuation or the Fairness Opinion; (iii) to the best of the knowledge, information and belief of the certifying officers, there are no independent appraisals or valuations or material non-independent appraisals or valuations, including without limitation, any “prior valuations” (as defined in MI 61-101) relating to MDC, its securities, or any of its affiliates or any of their respective material assets, securities or liabilities which have been prepared as of a date within two years preceding the Valuation Date, and which have not already been provided to Canaccord Genuity; (iv) since the dates on which the MDC Information was provided to Canaccord Genuity, except for the Stagwell Transaction and the Transactions, no material transaction has been entered into by MDC or any of its affiliates which has not been publicly disclosed; (v) such senior officers of MDC have no knowledge of any facts or circumstances, public or otherwise, not contained in or referred to in the MDC Information provided to Canaccord Genuity that could reasonably be expected to affect the MDC Valuation or Fairness Opinion, including the assumptions used, procedures adopted, the scope of the review undertaken or the conclusions reached; (vi) MDC has not filed any confidential material change reports pursuant to the Securities Act (Ontario), or analogous legislation in any jurisdiction in which it is a reporting issuer or the equivalent, that remain confidential; (vii) other than as disclosed in the MDC Information or the Transaction Agreement, neither

MDC nor any of its affiliates has any material contingent liabilities (either on a consolidated or non-consolidated basis) and there are no actions, suits, claims, arbitrations, proceedings, investigations or inquiries pending or, to the best of the knowledge of the certifying officers, threatened against or affecting the Stagwell Transaction, any of the Transactions, MDC or any of its affiliates, at law or in equity or before or by any international, multi-national, national, federal, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality or stock exchange which may in any way materially affect MDC or any of its affiliates; (viii) all financial material, documentation and other data concerning MDC and its affiliates, the Stagwell Transaction and the Transactions, excluding any projections, budgets, strategic plans, financial forecasts, models, estimates and other future-oriented financial information concerning MDC and its affiliates (“MDC Forecasts”) provided to Canaccord Genuity were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of MDC, and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or other data not misleading in light of the circumstances in which such financial material, documentation and other data were provided to Canaccord Genuity; (ix) all MDC Forecasts provided to Canaccord Genuity (a) were reasonably prepared on bases reflecting reasonable estimates, assumptions, and judgements of MDC; (b) were prepared using assumptions which are, and were at the time of preparation, and continue to be, reasonable in the circumstances, having regard to MDC’s industry, business, financial condition, plans and prospects; and (c) do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such MDC Forecasts (as of the date of preparation thereof) not misleading in light of the assumptions used at the time, any developments since the time of their preparation, or the circumstances in which such MDC Forecasts were provided to Canaccord Genuity; (x) no verbal or written offers or serious negotiations for, at any one time, all or a material part of the properties and assets owned by, or the securities of, MDC or any of its affiliates, have been received, made, or occurred within the two years preceding the date hereof which have not been disclosed to Canaccord Genuity; (xi) there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) materially relating to the Stagwell Transaction or any of the Transactions, except as have been disclosed in writing and in complete detail to Canaccord Genuity; (xii) the contents of any and all documents prepared in connection with the Stagwell Transaction or any of the Transactions by MDC for filing with regulatory authorities or delivery or communication to securityholders of MDC (collectively, the “MDC Disclosure Documents”) are true and correct in all material respects and do not contain any misrepresentation (as defined in the Securities Act (Ontario)) and the MDC Disclosure Documents comply with all requirements under applicable laws; and (xiii) to the best of the knowledge of the certifying officers, (a) MDC has no information or knowledge of any facts, public or otherwise, not specifically provided to Canaccord Genuity relating to MDC or any of its affiliates which would reasonably be expected to materially affect the Valuation and Fairness Opinion; (b) with the exception of the financial forecasts, budgets, models, projections or estimates referred to in (d), below, the MDC Information provided by or on behalf of MDC to Canaccord Genuity in respect of MDC and its affiliates, in connection with the Stagwell Transaction and the Transactions is, or in the case of MDC Disclosure Documents or data, was, at the date of preparation, true, correct and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Canaccord Genuity by or on behalf of MDC not misleading in light of the circumstances in which it was prepared; (c) to the extent that any of the information in the MDC Disclosure Documents identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Canaccord Genuity or updated by more current MDC Disclosure Documents that has been disclosed; and (d) any portions of the information in the MDC Disclosure Documents provided to Canaccord Genuity which constitute financial forecasts, budgets, models, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of MDC, are (and were at the time of preparation) reasonable in the circumstances.
Senior officers of Stagwell have represented to Canaccord Genuity, in a certificate delivered as of the date hereof, that, among other things: (i) the Information, whether in written, electronic, graphic, oral or any other form or medium (other than the Stagwell Forecasts, as defined herein), provided to Canaccord Genuity by Stagwell or any of its affiliates (as defined in the Securities Act (Ontario)) or its or their respective representatives, agents or advisors (“Stagwell Information”) for the purpose of preparing the Stagwell Valuation and the Fairness Opinion was, at the date the Stagwell Information was provided to Canaccord Genuity, and, to the best of the knowledge, information and belief of the certifying officers, is at the date hereof, complete, true, and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of SMGH, the Stagwell Transaction or the Transactions and, to the best of the knowledge, information and belief of the certifying officers, did not and does not omit to state a material fact in relation to SMGH, the Stagwell Transaction or the Transactions necessary to make the Stagwell Information not misleading in light of the circumstances under which the Stagwell Information was provided; (ii) since the dates on which the Stagwell Information was provided to Canaccord Genuity, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (whether accrued, absolute, contingent or otherwise), business, operations or prospects of SMGH, and no material change or change in material facts has occurred in the Stagwell Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Stagwell Valuation or the Fairness Opinion; (iii) to the best of the knowledge, information and belief of the certifying officers, there are no “prior valuations” (as defined in MI 61-101) relating to SMGH which have been prepared as of a date within two years preceding the Valuation Date; (iv) since the dates on which the Stagwell Information was provided to Canaccord Genuity, except for the Stagwell Transaction and the Transactions, no material transaction has been entered into by SMGH which has not been disclosed to Canaccord Genuity; (v) such senior officers of Stagwell have no knowledge of any facts or circumstances, public or otherwise, not contained in or referred to in the Stagwell Information provided to Canaccord Genuity by SMGH which would reasonably be expected to affect the Stagwell Valuation or Fairness Opinion, including the assumptions used, procedures adopted, the scope of the review undertaken or the conclusions reached; (vi) other than as disclosed in the Stagwell Information or the Transaction Agreement, SMGH does not have any material contingent liabilities (either on a consolidated or non-consolidated basis) and there are no actions, suits, claims, arbitrations, proceedings, investigations or inquiries pending or, to the best of the knowledge of the certifying officers, threatened against or affecting the Stagwell Transaction, any of the Transactions, or SMGH, at law or in equity or before or by any international, multi-national, national, federal, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality or stock exchange which may in any way materially affect SMGH; (vii) all financial material, documentation and other data concerning SMGH, the Stagwell Transaction and the Transactions, excluding any projections, budgets, strategic plans, financial forecasts, models, estimates and other future-oriented financial information concerning SMGH (“Stagwell Forecasts”) provided to Canaccord Genuity were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of SMGH; (viii) all Stagwell Forecasts provided to Canaccord Genuity (a) were reasonably prepared on bases reflecting reasonable estimates, assumptions, and judgements of Stagwell or SMGH; (b) were prepared using assumptions which are, and were at the time of preparation, and continue to be, reasonable in the circumstances, having regard to SMGH’s industry, business, financial condition, plans and prospects; and (c) do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such Stagwell Forecasts (as of the date of preparation thereof) not misleading in light of the assumptions used at the time, any developments since the time of their preparation, or the circumstances in which such Stagwell Forecasts were provided to Canaccord Genuity; (ix) no verbal or written offers or serious negotiations for, at any one time, all or a material part of the properties and assets owned by, or the securities of, SMGH, have been received, made, or occurred within the two years preceding the date hereof which have not been disclosed to Canaccord Genuity; and (x) there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) materially relating to the Stagwell Transaction or any of the Transactions, except as have been disclosed in writing and in complete detail to Canaccord Genuity.
In preparing the Valuation and Fairness Opinion, Canaccord Genuity has made several assumptions, including that: (i) all draft, execution and final versions of the applicable documentation referred to under the “Scope of Review” above are accurate reflections, in all material respects, of the final forms of such documents; (ii) all representations and warranties contained in the Transaction Agreement are true and correct as of the date hereof; (iii) the Stagwell Transaction and Transactions will be completed substantially in accordance with their terms and in compliance with all applicable laws; (iv) MDC’s public disclosure relating to the Stagwell Transaction and the Transactions will disclose all material facts and will satisfy all applicable legal requirements and (v) all of the conditions required to implement the Stagwell Transaction and the Transactions will be met.
The Valuation and Fairness Opinion have each been rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of MDC, Stagwell, the Stagwell Portfolio, and their respective affiliates, as they were reflected in the Information and as they have been represented to Canaccord Genuity in discussions with management of MDC and Stagwell. In its analyses and in preparing the Valuation and Fairness Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Canaccord Genuity or any party involved in the Stagwell Transaction or any of the Transactions.
The Valuation and Fairness Opinion have been provided for the use of the Special Committee and the MDC Board and may not be used by any other person or relied upon by any person other than the Special Committee and the MDC Board without the express prior written consent of Canaccord Genuity. The Valuation and Fairness Opinion are given as of the Valuation Date and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation and Fairness Opinion which may come or be brought to Canaccord Genuity’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation and Fairness Opinion after the date hereof, Canaccord Genuity reserves the right to change, modify or withdraw the Valuation and Fairness Opinion and disclaims any undertaking or obligation to update the Valuation and Fairness Opinion after the date hereof.
Canaccord Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, as a whole, could create a misleading view of the process underlying the Valuation and Fairness Opinion. The preparation of a valuation or a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Valuation and Fairness Opinion are not to be construed as a recommendation to any holder of MDC Shares as to whether or not to vote in favour of either the Stagwell Transaction or the Transactions. The Valuation and Fairness Opinion do not address the relative merits of the Stagwell Transaction or the Transactions as compared to other transactions or business strategies that might be available to either MDC or Stagwell.
Definition of Fair Market Value
For purposes of the Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In determining the fair market value of the MDC Shares, Canaccord Genuity assumed the conversion of all of the MDC B Shares into MDC A Shares (resulting in the MDC Shares) and Canaccord Genuity has not made any downward adjustment to the value of the MDC Shares to reflect the liquidity of the MDC Shares, the effect of either the Stagwell Transaction or the Transactions on the MDC Shares, or whether or not the MDC Shares form part of a controlling interest. In determining the fair market value of the Stagwell Portfolio, Canaccord Genuity has not made any downward adjustment to the value of the Stagwell Portfolio to reflect the liquidity of the Stagwell Portfolio, the effect of the Stagwell Transaction or the Transactions on the Stagwell Portfolio, or whether or not the Stagwell Portfolio forms part of a controlling interest. Values determined on the foregoing basis represent “en-bloc” values, that is, values that an acquirer of either 100% of the MDC Shares or 100% of the Stagwell Portfolio would be expected to pay in an open auction of MDC and the Stagwell Portfolio, respectively.
Approach to Value
The Valuation is based upon the methodologies and assumptions that Canaccord Genuity considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of each of the MDC Shares and the Stagwell Portfolio. Fair market value of each of the MDC Shares and the Stagwell Portfolio was analyzed on a going-concern basis. Fair market value of the MDC Shares is expressed on both a per share and total equity basis (both of which are calculated on a fully-diluted basis). Fair market value of the Stagwell Portfolio is expressed on a total equity basis.
Valuation Methodologies and Analyses
Canaccord Genuity considered three principal methodologies in its approach to the Valuation:

1.
Discounted cash flow analysis (“DCF Analysis”), which takes into account the amount, timing and relative certainty of projected, unlevered free cash flows expected to be generated by each of MDC and the Stagwell Portfolio.

2.
Precedent transactions analysis (“Precedent Transactions Analysis”), including an analysis of multiples of EBITDA paid in acquisition transactions involving relevant public and private marketing and advertising entities.

3.
Comparable companies trading analysis (“Comparable Companies Analysis”), including an analysis of multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”). In order to calculate an en-bloc value, a control premium was applied to the results of the respective analyses.

With respect to two of the agencies within the Stagwell Portfolio, and as it relates to Precedent Transactions Analysis and Comparable Companies Analysis, Canaccord Genuity applied a normalization adjustment to each period for the last-twelve month (“LTM”) and forecast periods; such adjustment was calculated, for each respective period, as the average of the current and prior period metric (i.e. EBITDA), minus the current period metric. Such normalization adjustment is intended to reduce the impact, either positively or negatively, from any year to year seasonalities in the performance of the Stagwell Portfolio caused by the timing of political campaigns and the effects of whether or not the year in question is, or is not, an election year. For the DCF Analysis on the Stagwell Portfolio, Canaccord Genuity only considered the normalization adjustment as it relates to the terminal year.
In addition, Canaccord Genuity considered trading data for the MDC Shares, as well as the relative contribution of certain financial and capital structure metrics (both on a stand-alone basis and including synergies and associated one-time implementation costs required to realize such synergies) from each of MDC and the Stagwell Portfolio to the pro forma entity (including revenue, EBITDA, and capital structure). Canaccord Genuity did not rely upon either the trading data or relative contribution analyses approaches in determining the value of either the MDC Shares or the Stagwell Portfolio.
Discounted Cash Flow Analysis
The DCF Analysis approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. As it applies to each of MDC and the Stagwell Portfolio, Canaccord Genuity used a 5-year forecast covering the period from January 1, 2021 to December 31, 2025. In each case, a terminal value was derived, and the after-tax amount of such terminal value, in addition to the applicable after-tax cash flows from January 1, 2021 to December 31, 2025, were discounted at appropriate discount rates to calculate net present values. In each case, no specific contribution was assumed from future acquisitions or divestitures, except as a result of contractual obligations pursuant to agreements already entered into by each of MDC and Stagwell, respectively.
Precedent Transactions Analysis
Canaccord Genuity reviewed the publicly-available information for a number of transactions involving marketing and advertising companies. For the purposes of its analysis, Canaccord Genuity determined that the precedent transactions, as set forth herein, were the most comparable to both MDC and the Stagwell Portfolio, but noted that each of the precedent transactions were: (i) unique in terms of size, geography, relative timing in the market and economic cycle, market position, business mix and risks, opportunities for growth, profitability and margin profile, tax attributes, and global sentiment; and (ii) reflective of the strategic rationale of each of the acquirer and target, respectively, as well as their respective views on potential synergies. Canaccord Genuity considered, in each of the MDC Valuation and Stagwell Valuation, respectively, multiples of TEV / EBITDA for the LTM period. In addition, Canaccord Genuity also considered and reviewed premiums to various unaffected trading prices, but relied primarily upon such analysis as an input into the range of premiums applied in its Comparable Companies Analysis approach to arrive at en-bloc values. The prices paid in precedent transactions reflect en-bloc value, as they represent transactions for 100% of the outstanding equity of the target entities. The implied multiples from such transactions also reflect an implicit value for synergies.
The following table illustrates the multiples of EBITDA and the premia to various unaffected trading prices at which transactions have been completed involving marketing and advertising entities.
						Price / Unaffected
Announce Date	Target	Acquiror	Enterprise Value ($ Millions)	TEV/ LTM EBITDA	LTM EBITDA Margin	Last Close	10-Day VWAP	30-Day VWAP
Mar-20	Huntsworth	Clayton, Dubilier & Rice	$671	10.8x	18.3%	50.0%	36.6%	42.6%
Oct-19	Firewood Marketing Inc.	S4 Capital	$150	13.2x	n/a	n/a	n/a	n/a
Jul-19	Wellcom Worldwide	INNOCEAN Worldwide, Inc.	$182	9.6x	17.3%	n/a	n/a	n/a
Jul-19	Kantar	Bain Capital	$3,976	8.2x	14.9%	n/a	n/a	n/a
Apr-19	Epsilon Data Management	Publicis Groupe	$4,400	9.1x	22.3%	n/a	n/a	n/a
Apr-19	Droga5	Accenture	$472	12.0x	23.2%	n/a	n/a	n/a
Dec-18	MightyHive	S4 Capital	$150	13.5x	27.3%	n/a	n/a	n/a
Jul-18	MediaMonks	S4 Capital	$352	18.3x	17.5%	n/a	n/a	n/a
Jul-18	Acxiom	IPG	$2,300	13.9x	25.2%	n/a	n/a	n/a
Jul-18	Giant Creative Strategy	Huntsworth PLC	$80	11.4x	21.9%	n/a	n/a	n/a
Apr-18	Instrument	MDC Partners	$70	9.4x	n/a	n/a	n/a	n/a
Oct-17	Asatsu-DK	Bain Capital	$1,196	13.0x	2.9%	15.5%	17.0%	21.4%
May-17	Havas	Vivendi SA	$4,090	9.8x	16.9%	9.2%	9.1%	9.2%
Sep-16	Penton Media, Inc.	Informa PLC	$1,560	11.1x	n/a	n/a	n/a	n/a
Jul-15	Chime Communications	Providence — WPP Consortium	$695	12.9x	9.2%	33.9%	35.7%	37.6%
Dec-14	Vision7	BlueFocus Communications	$180	9.0x	17.5%	n/a	n/a	n/a
Nov-14	Sapient	Publicis Groupe	$3,385	16.1x	15.2%	44.3%	58.6%	67.0%
Sep-14	Conversant	Alliance Data Systems	$2,285	10.6x	36.3%	31.0%	22.3%	32.5%
May-13	Acquity Group	Accenture Holdings	$283	12.4x	16.3%	118.1%	109.7%	99.3%
Dec-12	Arbitron	Nielson Holdings	$1,335	10.2x	29.4%	26.2%	26.5%	30.5%
Sep-12	LBi	Publicis Groupe	$567	11.9x	16.5%	n/a	n/a	n/a
Jul-12	Aegis	Dentsu	$5,084	12.0x	22.6%	48.0%	46.4%	50.1%
As highlighted by Canaccord Genuity, given that each of the precedent transactions were: (i) unique in terms of size, geography, relative timing in the market and economic cycle, market position, business mix and risks, opportunities for growth, profitability and margin profile, tax attributes, and global sentiment; and (ii) reflective of the strategic rationale of each of the acquirer and target, respectively, as well as their respective views on potential synergies, Canaccord Genuity did not rely on the Precedent Transactions Analysis approach in determining the value of either the MDC Shares or the Stagwell Portfolio.
Comparable Companies Analysis
Comparable companies trading analysis is a relative valuation analysis that evaluates the value of a company or asset using the trading and financial metrics of other publicly-traded companies or assets which have been determined to have similar characteristics. Canaccord Genuity believes that the set of comparable companies is the same for each of MDC and the Stagwell Portfolio. Canaccord Genuity considered, in each of the MDC Valuation and Stagwell Valuation, respectively, multiples of Total Enterprise Value (“TEV”) / EBITDA for the periods: (i) LTM; (ii) 2020E; (iii) 2021E; and (iv) 2022E. For the LTM period, Canaccord Genuity relied upon publicly-available information for each of the comparable companies within the set.
In order to determine an en-bloc value for each of the MDC Shares and the Stagwell Portfolio with respect to comparable companies trading analysis, Canaccord Genuity applied a control premium to each of the results, respectively. The value that an arms-length acquirer would be expected to pay for synergies is assumed to be a component of the control premium. Separately, Canaccord Genuity also reviewed multiples of TEV / EBITDA, inclusive of expected synergies and associated one-time implementation costs required to realize such synergies, but exclusive of a control premium. In addition, for each of the analyses above, Canaccord Genuity considered the potential net present value of available tax attributes applicable to each of MDC and the Stagwell Portfolio, respectively.
In applying the Comparable Companies Analysis valuation approach to each of the MDC Shares and the Stagwell Portfolio, Canaccord Genuity reviewed the public market trading multiples of selected marketing and advertising companies (“Comps”). Canaccord Genuity considered a broad set of global Comps. Ultimately, the relevant universe of Comps was limited to the firms most directly comparable to MDC and Stagwell, and such universe was further bifurcated by Canaccord Genuity into two categories based on a number of factors, including size, growth prospects, margin profile, geographical focus, and business mix/model, among other considerations. The following is a summary of the comparable companies which Canaccord Genuity identified as being relevant to MDC and Stagwell:
1.
Direct Comps include: Omnicom Group Inc.; WPP plc; Publicis Groupe S.A.; The Interpublic Group of Companies, Inc.; and Dentsu Inc.

2.
Adjacent Comps include: S4 Capital Plc; Next Fifteen Communications Group Plc; and Enero Group Limited

In deriving appropriate TEV / EBITDA multiples for each of MDC and the Stagwell Portfolio for the periods LTM, 2020E, 2021E, and 2022E, Canaccord Genuity considered the relative size, growth prospects, margin profile, geographical focus, business mix/model, and leverage of the universe of comparable companies.
In addition, market trading prices generally do not reflect en-bloc values. As such, to adjust for en-bloc value, Canaccord Genuity considered and reviewed take-out premiums paid in precedent transactions involving (i) marketing and advertising companies, and (ii) companies listed on the NASDAQ over a nearly 10 year-period, from January 1, 2011 to the Valuation Date. For the purposes of this analysis, premium is defined as the amount, in percentage terms, by which prices paid per share, for each of the target companies within the relevant list of precedent transactions, exceeded the trading price of such target companies prior to their respective transaction announcement dates. Based on this analysis, Canaccord Genuity applied a 30% – 35% premium to the value ranges determined using the Comparable Companies Analysis approach.
Canaccord Genuity reviewed its analysis from the perspective of whether a Comparable Companies Analysis approach might exceed values derived under the DCF Analysis approach. Canaccord Genuity concluded that values derived under the Comparable Companies Analysis approach do not exceed values derived under the DCF Analysis approach. Given the foregoing, Canaccord Genuity did not rely on the Comparable Companies Analysis approach in determining the value of either the MDC Shares or the Stagwell Portfolio.
MDC Valuation
Overview of MDC
MDC is a leading provider of global marketing, advertising, activation, communications and strategic consulting solutions. Through its various networks and underlying agencies, MDC delivers a wide range of customized services in order to drive growth and business performance for its clients. Effective in 2020, MDC reorganized its management structure and, as a result, reassessed their reportable operating segments to better align their external reporting with how they operate their various networks. MDC’s current reportable operating segments are as follows:
1.
Integrated Networks — Group A

2.
Integrated Networks — Group B

3.
Media & Data Networks

4.
All Other

The operating segments aggregated within the Integrated Networks — Group A and Integrated Networks — Group B reportable segments provide a range of services for their clients, primarily including strategy, creative and production for advertising campaigns across a variety of platforms (print, digital, social media, and television broadcast) as well as public relations and communications services, experiential, social media and influencer marketing. These operating segments share similar characteristics related to: (i) the nature of their services; (ii) the type of clients and the methods used to provide services; and (iii) the extent to which they may be impacted by global economic and geopolitical risks. In addition, these operating segments compete with each other for new business and, from time to time, have business move between them. While the operating segments are similar in nature, the distinction between the Integrated Networks — Group A and Integrated Networks — Group B is the aggregation of operating segments that have the most similar historical and expected average long-term profitability.
The Media & Data Networks reportable segment is comprised of a single operating segment that combines media buying and planning across a range of platforms (out-of-home, paid search, social media, lead generation, programmatic, and television broadcast) with technology and data capabilities.
The All Other reportable segment consists of MDC’s remaining operating segments that provide a range of services including advertising, public relations and marketing communication services, but generally do not have similar services offerings or financial characteristics as those aggregated in the other reportable segments.
MDC’s primary source of revenue is from agency arrangements in the form of fees for services performed, commissions, and performance incentives or bonuses. Certain clients may engage with MDC in various geographic locations, across multiple disciplines, and through multiple networks or agencies. MDC has historically focused its operations in North America, which is the largest market for its services globally and where the majority of MDC’s revenues are generated.
MDC is headquartered in New York and the MDC A Shares are principally traded on the NASDAQ under the symbol “MDCA”.
Historical Financial Results
The following table summarizes MDC’s revenue, adjusted EBITDA and implied adjusted EBITDA margins, as publicly reported or disclosed by MDC, for the years ending December 31, 2018 and December 31, 2019, as well as for the LTM period ending September 30, 2020.
($ Millions, Unless Otherwise Stated)	LTM	2019A	2018A
Reported Revenue	$1,253	$1,416	$1,476
Reported Adjusted EBITDA	$187	$174	$163
Implied Adjusted EBITDA Margin	14.9%	12.3%	11.0%
The following table summarizes MDC’s consolidated balance sheet as at December 31, 2018, December 31, 2019, and September 30, 2020.

($ Millions)	September 30, 2020	December 31, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	$37.1	$106.9	$30.9
Accounts receivable, less allowance for doubtful accounts	$403.6	$449.3	$395.2
Other current assets	$89.5	$65.7	$163.8
Total Current Assets	$530.2	$622.0	$589.9
Fixed assets, at cost, less accumulated depreciation	$87.9	$81.1	$88.2
Operating leases	$227.4	$223.6	—
Goodwill	$710.0	$731.7	$741.0
Other intangible assets, net	$46.6	$54.9	$67.8
Other assets, including deferred tax assets	$104.1	$115.1	$124.8
Total Assets	$1,706.1	$1,828.3	$1,611.6
LIABILITIES, REDEEMABLE NCI, AND SHAREHOLDERS’ DEFICIT
Accounts payable	$128.6	$200.1	$222.0
Current portion of operating leases	$40.0	$48.7	—
Current portion of deferred acquisition consideration	$39.3	$45.5	$32.9
Other current liabilities	$480.5	$525.3	$487.6
Total Current Liabilities	$688.5	$819.6	$742.5
Long-term debt	$860.4	$887.6	$954.1
Long-term portion of deferred acquisition consideration	$6.8	$29.7	$50.8
Long-term portion of operating leases	$257.1	$219.2	—
Other liabilities	$38.4	$25.8	$59.6
Total Liabilities	$1,851.3	$1,981.9	$1,807.0
Redeemable non-controlling interests	$25.2	$37.0	$51.5
Convertible preference shares	$152.7	$152.7	$90.1
Common stock and APIC	$106.0	$101.5	$58.6
Accumulated deficit	$(476.3)	$(480.8)	$(464.9)
Accumulated other comprehensive loss (income)	$6.8	$(4.3)	$4.7
MDC Partners Inc. Shareholders’ Deficit	$(210.7)	$(230.8)	$(311.5)
Non-controlling interests	$40.4	$40.3	$64.5
Total Shareholders’ Deficit	$(170.3)	$(190.6)	$(247.0)
Liabilities, Redeemable NCI, and Shareholder’s Deficit	$1,706.1	$1,828.3	$1,611.6
Trading Summary
The MDC A Shares are listed on the NASDAQ under the symbol MDCA and on the Frankfurt Stock Exchange under the symbol MD7A. As at December 17, 2020, there were 73,309,337 MDC A Shares issued and outstanding and 3,743 MDC B Shares issued and outstanding. There is no established public trading market for the MDC B Shares. The following table sets forth, for the periods indicated, the low and high closing prices and the volumes traded of the MDC A Shares on all exchanges:

Period	High Price	Low Price	Volume
December 2019	$2.84	$2.11	6,101,494
January 2020	$2.85	$2.26	2,369,008
February 2020	$2.53	$1.93	2,587,308
March 2020	$2.61	$1.02	4,760,865
April 2020	$1.51	$1.01	4,292,724
May 2020	$1.55	$1.06	3,445,668
June 2020	$2.88	$1.10	49,836,606
July 2020	$2.30	$1.93	4,845,802
August 2020	$2.33	$1.92	2,277,508
September 2020	$2.28	$1.60	2,435,695
October 2020	$2.35	$1.60	2,912,597
November 2020	$2.45	$2.05	2,298,991
Dec. 1 — Dec. 18, 2020	$2.36	$2.15	1,252,569

Source: Bloomberg, all exchanges
Discounted Cash Flow Analysis
The DCF Analysis approach takes into account the amount, timing and relative certainty of projected, unlevered free cash flows expected to be generated by MDC. Canaccord Genuity was provided with two sets of forecasts by MDC management (“MDC Management Forecasts”), which were based upon differing assumptions surrounding how quickly MDC’s top-line revenue would return to its pre-COVID-19 levels.
Under the “MDC 2-Year Recovery Forecast”, revenue is expected to return to its pre-COVID-19 level by year-ended December 31, 2022. Under the “MDC 3-Year Recovery Forecast”, revenue is expected to return to its pre-COVID-19 level by year-ended December 31, 2023. Both sets of forecasts were identical for the year-ended December 31, 2020. As a basis for the development of projected future unlevered cash flows for MDC, Canaccord Genuity reviewed the MDC Management Forecasts, as well as other information provided by, and discussions with, both MDC management and Stagwell management. For purposes of the DCF Analysis, Canaccord Genuity developed its own 5-year base case forecast covering the period from January 1, 2021 to December 31, 2025 (“MDC Base Case”), which was formed independently with the benefit of understanding the assumptions behind the MDC Management Forecasts, as well as other information provided by, and discussions with, both MDC management and Stagwell management.
The major assumptions for the MDC Base Case are outlined below:
Revenue: Due to the global COVID-19 pandemic, MDC’s revenue is expected to decline from $1,416 million for the year-ended December 31, 2019, to a projected $1,170 million for the year-ended December 31, 2020, based on the MDC Management Forecasts. In developing the MDC Base Case, Canaccord Genuity accepted the MDC Management Forecasts for revenue for the year-ended December 31, 2020. For the years-ended December 31, 2021 to December 31, 2025, based upon discussions with both MDC management and Stagwell management, as well as an analysis of the timeframe upon which MDC’s direct competitors are expected to recover to their respective pre-COVID-19 revenue levels, Canaccord Genuity relied upon the MDC 3-Year Recovery Forecast. As such, the compound annual growth rate (“CAGR”) for revenue for the period 2025E / 2020E was 4.8% under the MDC Base Case, vs. 5.5% under the MDC 2-Year Recovery Forecast and 4.8% under the MDC 3-Year Recovery Forecast.
Adjusted EBITDA Margin: As a result of declining revenues due to the global COVID-19 pandemic, Canaccord Genuity understands that MDC management implemented several cost-cutting initiatives throughout year-to-date 2020, resulting in a favorable impact to Adjusted EBITDA Margin, as compared to historical periods. In developing the MDC Base Case, for the years-ended December 31, 2021 and December 31, 2022, based upon MDC’s successful cost-cutting initiatives in 2020 and discussions with both MDC management and Stagwell management, Canaccord Genuity relied upon the MDC 2-Year Recovery

Forecast as it relates to Adjusted EBITDA Margin; however, for the years-ended December 31, 2023 to December 31, 2025, Canaccord Genuity modified the Adjusted EBITDA Margin by assuming a constant margin from year- ended December 31, 2022 onwards. As such, the CAGR for Adjusted EBITDA for the period 2025E / 2020E was 5.2% under the MDC Base Case, vs. 7.2% under the MDC 2-Year Recovery Forecast and 5.2% under the MDC 3-Year Recovery Forecast.
Depreciation & Amortization: Based upon discussions with MDC management, Canaccord Genuity relied upon the underlying assumptions for depreciation that were included in the MDC Management Forecasts; however, Canaccord Genuity considered amortization separately, as part of Tax Attributes below.
Cash Taxes: Canaccord Genuity utilized a tax rate of 27.8% throughout the forecast period in the MDC Base Case. Canaccord Genuity considered MDC’s projected net operating loss carryforward (“NOLs”) balance of $82.2 million as at December 31, 2020, separately, as part of Tax Attributes below.
Cash & Cash Equivalents: For purposes of the DCF Analysis, Canaccord Genuity used the balance for cash and cash equivalents, projected as at December 31, 2020, being $81.7 million based on the MDC Management Forecasts.
6.50% Senior Notes: MDC has senior notes with a principal outstanding balance of $870.3 million. For purposes of the DCF Analysis, Canaccord Genuity used the principal balance of the Notes, being $870.3 million.
Preference Shares: MDC has Series 4 Preferred Shares and Series 6 Preferred Shares currently outstanding. Both of the preference shares accrete at 8.0% per annum, compounded quarterly, until the 5-year anniversary of their issue dates, respectively. For purposes of the DCF Analysis, Canaccord Genuity used the total accreted liquidation preference value for both the Series 4 Preferred Shares and Series 6 Preferred Shares, projected as at December 31, 2020, being $186.5 million based on the MDC Management Forecasts.
Fully-Diluted Shares Outstanding: For purposes of the DCF Analysis, based upon discussions with MDC management, Canaccord Genuity adjusted the current number of outstanding MDC Shares (on a fully-diluted basis) to be the projected amount outstanding, as at December 31, 2020, by adding approximately 2.9 million MDC Shares which are expected to be issued in connection with deferred acquisition payments and restricted stock unit awards, net of expected forfeitures.
Terminal Year: For purposes of the DCF Analysis, Canaccord Genuity relied upon terminal year cash flows which were based upon 2025E projections. Canaccord Genuity adjusted the terminal year depreciation to equal terminal year capital expenditures. In addition, MDC’s obligations pursuant to their Deferred Acquisition Consideration (“DAC”) / M&A Payments will be fulfilled by year-end December 31, 2025 and, as such, Canaccord Genuity did not include the effects of such payments in the terminal year.
The following is a summary of the unlevered free cash flow projections for the MDC Base Case, excluding synergies and the impact associated with tax attributes:

($ Millions, Unless Otherwise Stated)	2021E	2022E	2023E	2024E	2025E	Terminal Year	21E — 25E CAGR
Revenue	$1,264	$1,339	$1,420	$1,448	$1,477	$1,477	4.0%
Adjusted EBITDA	$198	$210	$223	$227	$232	$232	4.0%
Adjusted EBITDA Margin	15.7%	15.7%	15.7%	15.7%	15.7%	15.7%
Less: Depreciation	$(25)	$(23)	$(22)	$(22)	$(21)	$(20)
EBIT	$174	$187	$201	$206	$211	$212	5.0%
Less: Other (Expenses) / Income	$(7)	$(7)	$(7)	$(8)	$(8)	$(8)
Adjusted Profit Before Tax	$167	$180	$194	$198	$203	$204	5.0%
Less: Taxes	$(46)	$(50)	$(54)	$(55)	$(56)	$(57)
Unlevered Net Income	$121	$130	$140	$143	$146	$147	5.0%
Add: Depreciation	$25	$23	$22	$22	$21	$20
Less: Changes in NWC	$0	$(1)	$0	$0	$0	$0
Less: Capital Expenditures	$(18)	$(19)	$(20)	$(20)	$(20)	$(20)
Less: DAC / M&A Payments	$(57)	$(53)	$(46)	$(18)	$(20)	—
Less: Distributions to NCI	$(18)	$(11)	$(3)	$(3)	$(3)	$(3)
Less: Other (Expenses) Income	$0	$(7)	$(7)	$(8)	$(8)	$(8)
Unlevered Free Cash Flow	$53	$61	$87	$116	$117	$136	22.0%
Discount Rates
Canaccord Genuity selected a range of discount rates, from 10.0% to 11.0%, to apply to the projected unlevered free cash flows in the MDC Base Case. Canaccord Genuity believes that this range of discount rates reflects (i) the risk inherent in MDC based on current market conditions and the competitive environment, and (ii) ranges used by financial and industry participants in evaluating assets of this nature.
Terminal Value
The terminal year unlevered free cash flow was derived on the basis of the assumptions highlighted by Canaccord Genuity herein. A terminal value was calculated using a discount rate range of 10.0% to 11.0%, and a perpetual growth rate range of 0.50% to 1.00%. These discount rate ranges and perpetual growth rate ranges were selected based on (i) Canaccord Genuity’s assessment of the risks and growth prospects for MDC, beyond the terminal year, (ii) the long-term outlook for both the North American and global marketing and advertising industries, beyond the terminal year, and (iii) other current market parameters that Canaccord Genuity considered relevant.
Summary of Discounted Cash Flow Analysis
The following table summarizes the results of the DCF Analysis, assuming a discount rate range of 10.0% to 11.0%, and a perpetual growth rate range of 0.50% to 1.00%, under the MDC Base Case:
($ Millions, Other Than Per Share Values)	Low	High
Enterprise Value	$1,135	$1,323
Add: Cash & Cash Equivalents	$82	$82
Less: 6.50% Senior Notes (Face Value)	$(870)	$(870)
Less: Preference Shares (Liquidation Value)	$(186)	$(186)
Equity Value	$160	$348
MDC Shares (Fully-Diluted, Millions)	76.2	76.2
Equity Value Per MDC Share	$2.10	$4.57

Synergies
Canaccord Genuity considered whether there would be any material benefit and corresponding value that would accrue to the MDC Shares as a consequence of, and after giving effect to, the Stagwell Transaction (and calculated on a fully-diluted basis, but without giving effect to any conversion of either the Series 4 Preferred Shares or the Series 6 Preferred Shares). Based upon discussions with each of MDC management and Stagwell management, Canaccord Genuity determined that a material amount of synergies would be available through a reduction of general & administrative (“G&A”) and certain other expenses.
Cost Synergies: Canaccord Genuity relied upon the consensus views from both MDC management and Stagwell management as it relates to potential cost synergies. As such, Canaccord Genuity relied upon and assumed $29.9 million of annual, run-rate cost synergies (being achieved over a 36-month period), as well as $23.9 million of associated one-time implementation costs required to realize such synergies.
Revenue Synergies: Potential revenue synergies were discussed with each of MDC management and Stagwell management and considered by Canaccord Genuity, but ultimately did not form part of Canaccord Genuity’s analysis given the inherent uncertainty surrounding quantum, timing, achievability, and the impact on earnings of such synergies.
Canaccord Genuity estimated that a third-party purchaser would pay for 50% of such savings in an open and unrestricted market and, as such, Canaccord Genuity included 50% of such value related to cost synergies for the MDC Shares.
The following table summarizes the results of the synergy analysis, as it applies to the MDC Shares, assuming a discount rate range of 10.0% to 11.0%:
($ Millions, Other Than Per Share Values)	Low	High
Equity Value	$86	$95
MDC Shares (Fully-Diluted, Millions)	76.2	76.2
Equity Value Per MDC Share	$1.12	$1.25
Tax Attributes
Canaccord Genuity determined the net present value of MDC’s tax attributes separately from the operating cash flows in its DCF Analysis. MDC management estimates that MDC’s projected NOLs balance of $82.2 million as at December 31, 2020 will be used in the normal course. In addition, MDC management estimates that MDC will be able to use, in the normal course, $648 million of cumulative tax attributes related to the amortization of intangibles over the period from January 1, 2021 to December 31, 2040. Based upon discussions with MDC management, Canaccord Genuity relied upon MDC management’s assumption that only 80% of its total profit before taxes in any given year would be available to be shielded from taxes.
Canaccord Genuity selected a range of discount rates, from 12.0% to 14.0%, to apply to the projected levered free cash flows in the MDC Base Case. To estimate the potential net present value related to tax attributes, Canaccord Genuity used discount rates which represent the cost of equity, and applied such rates to the estimated cash savings.
Given the relative certainty of realization of such incorporated savings, Canaccord Genuity included 100% of such net present value related to tax attributes for the MDC Shares.
The following table summarizes the results of the tax attributes analysis, as it applies to the MDC Shares, assuming a discount rate range of 12.0% to 14.0%:
($ Millions, Other Than Per Share Values)	Low	High
Equity Value	$113	$120
MDC Shares (Fully-Diluted, Millions)	76.2	76.2
Equity Value Per MDC Share	$1.48	$1.58

Summary of Analyses
The following table summarizes the results of Canaccord Genuity’s analyses as it applies to the MDC Shares:
($ Millions, Other Than Per Share Values)	Low	High
DCF Analysis	$2.10	$4.57
Synergy Analysis	$1.12	$1.25
Tax Attributes Analysis	$1.48	$1.58
Equity Value (As Calculated)	$4.70	$7.40
Equity Value (Selected Range)	$4.70	$7.40
MDC Shares (Fully-Diluted, Millions)	76.2	76.2
Equity Value (Total)	$358	$564
MDC Valuation Conclusions
Based upon and subject to the foregoing, and such other matters as Canaccord Genuity considered relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the fair market value of the MDC Shares is in the range of $4.70 to $7.40 per MDC Share.
Stagwell Valuation
Overview of Stagwell and the Stagwell Portfolio
Founded in 2015, Stagwell is a digital-first, fully-integrated marketing and communications group focusing on simplicity and speed at scale. Stagwell serves its clients across their needs, from research and creative to digital transformation and communications, operating through a portfolio of high-growth agencies segmented as follows:
1.
Digital Transformation & Marketing

2.
Research & Insights

3.
Marketing Communications

4.
Content & Media

The Digital Transformation & Marketing segment is comprised of agencies that create, develop and deliver digital marketing platforms and content for marketers who want to establish or improve their online presence; represented approximately 50% of Stagwell’s revenues for the year-ended December 31, 2019.
The Research & Insights segment is comprised of agencies that collect information about consumers and analyze their needs and preferences to inform a marketer’s decisions related to product development and marketing strategy; represented approximately 17% of Stagwell’s revenues for the year-ended December 31, 2019.
The Marketing Communications segment is comprised of agencies and investments that manage a marketer’s reputation with the public through traditional media, social media, and in-person engagements; represented approximately 16% of Stagwell’s revenues for the year-ended December 31, 2019.
The Content & Media segment is comprised of agencies that create, produce and promote advertising through traditional and digital channels; represented approximately 17% of Stagwell’s revenues for the year-ended December 31, 2019.
Stagwell serves a multitude of clients across various verticals including CPG Food & Beverage, Health, Financial Services, Travel & Hospitality, Media & Entertainment, Technology & Communications, and Retail.

Historical Financial Results
The following table summarizes Stagwell’s revenue, adjusted EBITDA and implied adjusted EBITDA margins, as reported or disclosed by Stagwell management, for the years ending December 31, 2018 and December 31, 2019, as well as for the LTM period ending June 30, 2020.
($ Millions, Unless Otherwise Stated)	LTM	2019A	2018A
Reported Revenue	$604	$618	$601
Reported Adjusted EBITDA	$103	$107	$108
Implied Adjusted EBITDA Margin	17.0%	17.3%	18.0%
Discounted Cash Flow Analysis
The DCF Analysis approach takes into account the amount, timing and relative certainty of projected, unlevered free cash flows expected to be generated by the Stagwell Portfolio. Canaccord Genuity was provided with a forecast by Stagwell management (“Stagwell Management Forecast”). As a basis for the development of projected future unlevered cash flows for the Stagwell Portfolio, Canaccord Genuity reviewed the Stagwell Management Forecast, as well as other information provided by, and discussions with, both Stagwell management and MDC management. For purposes of the DCF Analysis, Canaccord Genuity developed its own 5-year base case forecast covering the period from January 1, 2021 to December 31, 2025 (“Stagwell Base Case”), which was formed independently with the benefit of understanding the assumptions behind the Stagwell Management Forecast, as well as other information provided by, and discussions with, both Stagwell management and MDC management.
The major assumptions for the Stagwell Base Case are outlined below.
Revenue: While the majority of Stagwell’s agencies are not subject to recurring seasonal (on an annual basis) fluctuations, two of its agencies within the Marketing Communications segment, Targeted Victory and SKDK (together, the “Seasonal Agencies”), are subject to such seasonal fluctuations. The operations of the Seasonal Agencies differ materially from year to year as a result of the timing of political campaigns and the effects of whether or not the year in question is, or is not, an election year. As such, despite the global COVID-19 pandemic having a negative effect on Stagwell’s Content & Media segment, its Marketing Communications segment experienced an increase in revenues as a result of the 2020 United States federal election. In addition, Stagwell completed a number of acquisitions during the year-ended December 31, 2020. Accordingly, based on the Stagwell Management Forecast, revenue is forecast to increase from $618 million for the year-ended December 31, 2019, to a projected $649 million for the year-ended December 31, 2020. In developing the Stagwell Base Case, Canaccord Genuity accepted the Stagwell Management Forecast for revenue for the year-ended December 31, 2020. In developing the Stagwell Base Case, for the years-ended December 31, 2021 to December 31, 2025, based upon discussions with both Stagwell management and MDC management, as well as the long-term outlook for both the North American and global marketing and advertising industries (both as a whole and as it relates specifically to digital marketing and advertising), Canaccord Genuity adjusted the Stagwell Management Forecast downwards, resulting in a 2025E / 2020E CAGR for revenue of 6.5% under the Stagwell Base Case, vs. 9.5% under the Stagwell Management Forecast.
Adjusted EBITDA Margin: As a result of the global COVID-19 pandemic, Canaccord Genuity understands that Stagwell management implemented several cost-cutting initiatives throughout year-to-date 2020, which, when combined with the increase in revenues from its Seasonal Agencies and acquisitions, outweighed the reduced EBITDA and corresponding margins experienced in its Content & Media segment, resulting in a favorable impact to Adjusted EBITDA Margin, as compared to historical periods. In developing the Stagwell Base Case, for the years-ended December 31, 2021 to December 31, 2025, based upon the above, as well as discussions with both Stagwell management and MDC management, and the long-term outlook for both the North American and global marketing and advertising industries (both as a whole and as it relates specifically to digital marketing and advertising), Canaccord Genuity adjusted the Stagwell Management Forecast downwards, resulting in a 2025E / 2020E CAGR for Adjusted EBITDA of 4.5% under the Stagwell Base Case, vs. 7.2% under the Stagwell Management Forecast.

Depreciation & Amortization: Based upon discussions with Stagwell management, Canaccord Genuity relied upon the underlying assumptions for depreciation that were included in the Stagwell Management Forecast; however, Canaccord Genuity considered amortization separately, as part of Tax Attributes below.
Cash Taxes: Canaccord Genuity utilized a tax rate of 27.8% throughout the forecast period in the Stagwell Base Case. Canaccord Genuity considered the Stagwell Portfolio’s projected NOLs balance of $27.3 million as at December 31, 2020, separately, as part of Tax Attributes below.
Cash & Cash Equivalents, Bank Debt, Term Loan, and Other Debt & Liabilities: For purposes of the DCF Analysis, Canaccord Genuity used the balances for cash & cash equivalents, bank debt, term loan, and other debt & liabilities, projected as at December 31, 2020, based on discussions with Stagwell management, MDC management, and a review of the KPMG Draft QoE Report.
Terminal Year: For purposes of the DCF Analysis, Canaccord Genuity relied upon terminal year cash flows which were based upon 2025E projections. Canaccord Genuity adjusted the following terminal year metrics to normalize for the effects of the Seasonal Agencies: Revenue, Adjusted EBITDA, and Distributions to Non- Controlling Interests (“NCI”). Such normalization adjustment is intended to reduce the impact, either positively or negatively, from any year to year irregularities in the expected performance of the Stagwell Portfolio caused by timing of political campaigns and the effects of whether or not the year in question is, or is not, an election year. Canaccord Genuity adjusted the terminal year depreciation to equal terminal year capital expenditures. In addition, given the fluctuations in non-cash working capital requirements as a result of the Seasonal Agencies, Canaccord Genuity did not assume any changes in non-cash working capital requirements for the terminal year.
The following is a summary of the unlevered free cash flow projections for the Stagwell Base Case, excluding synergies and the impact associated with tax attributes:
($ Millions, Unless Otherwise Stated)	2021E	2022E	2023E	2024E	2025E	Terminal Year	21E — 25E CAGR
Revenue	$678	$794	$782	$912	$888	$926	7.0%
Adjusted EBITDA	$125	$175	$149	$205	$172	$194	8.2%
Adjusted EBITDA Margin	18.5%	22.0%	19.1%	22.5%	19.3%	20.9%
Less: Depreciation	$(16)	$(18)	$(18)	$(21)	$(21)	$(21)
EBIT	$110	$156	$131	$184	$151	$173	8.4%
Less: Other (Expenses) / Income	$1	$1	$1	$1	$1	$1
Adjusted Profit Before Tax	$110	$157	$132	$184	$152	$174	8.3%
Less: Taxes	$(31)	$(44)	$(37)	$(51)	$(42)	$(48)
Unlevered Net Income	$80	$113	$95	$133	$110	$125	8.3%
Add: Depreciation	$16	$18	$18	$21	$21	$21
Less: Changes in NWC	$(1)	$(4)	$5	$(3)	$7	—
Less: Capital Expenditures	$(16)	$(18)	$(18)	$(21)	$(21)	$(21)
Less: DAC / M&A Payments	$(11)	$(7)	$(4)	$(11)	—	—
Less: Distributions to NCI	$(3)	$(11)	$(5)	$(15)	$(8)	$(12)
Unlevered Free Cash Flow	$64	$91	$90	$104	$109	$113	14.0%
Discount Rates
Canaccord Genuity selected a range of discount rates, from 8.0% to 9.0%, to apply to the projected unlevered free cash flows in the Stagwell Base Case. Canaccord Genuity believes that this range of discount rates reflects (i) the risk inherent in the Stagwell Portfolio based on current market conditions and the competitive environment, and (ii) ranges used by financial and industry participants in evaluating assets of this nature.
Terminal Value
The terminal year unlevered free cash flow was derived on the basis of the assumptions highlighted by Canaccord Genuity herein. A terminal value was calculated using a discount rate range of 8.0% to 9.0%, and a perpetual growth rate range of 0.50% to 1.00%. These discount rate ranges and perpetual growth rate ranges were selected based on (i) Canaccord Genuity’s assessment of the risks and growth prospects for the Stagwell Portfolio, beyond the terminal year, (ii) the long-term outlook for both the North American and global marketing and advertising industries (both as a whole and as it relates specifically to digital marketing and advertising), beyond the terminal year, and (iii) other current market parameters that Canaccord Genuity considered relevant.
Summary of Discounted Cash Flow Analysis
The following table summarizes the results of the DCF Analysis, assuming a discount rate range of 8.0% to 9.0%, and a perpetual growth rate range of 0.50% to 1.00%, under the Stagwell Base Case:
($ Millions, Unless Otherwise Stated)	Low	High
Enterprise Value	$1,275	$1,531
Add: Cash & Cash Equivalents	$71	$71
Less: Bank Debt	$(218)	$(218)
Less: Term Loan	$(90)	$(90)
Less: Other Debt & Liabilities	$(18)	$(18)
Equity Value	$1,019	$1,276
Synergies
Canaccord Genuity considered whether there would be any material benefit and corresponding value that would accrue to the owners of the Stagwell Portfolio as a consequence of, and after giving effect to, the Stagwell Transaction. Based upon discussions with each of Stagwell management and MDC management, Canaccord Genuity determined that a material amount of synergies would be available through a reduction of G&A and certain other expenses.
Cost Synergies: Canaccord Genuity relied upon the consensus views from both Stagwell management and MDC management as it relates to potential cost synergies. As such, Canaccord Genuity relied upon and assumed $29.9 million of annual, run-rate cost synergies (being achieved over a 36-month period), as well as $23.9 million of associated one-time implementation costs required to realize such synergies.
Revenue Synergies: Potential revenue synergies were discussed with each of Stagwell management and MDC management and considered by Canaccord Genuity, but ultimately did not form part of Canaccord Genuity’s analysis given the inherent uncertainty surrounding quantum, timing, achievability, and the impact on earnings of such synergies.
Canaccord Genuity estimated that a third-party seller would negotiate and receive credit for 50% of such savings in an open and unrestricted market and, as such, Canaccord Genuity included 50% of such value related to cost synergies for the Stagwell Portfolio.
The following table summarizes the results of the synergy analysis, as it applies to the Stagwell Portfolio, assuming a discount rate range of 8.0% to 9.0%:
($ Millions, Unless Otherwise Stated)	Low	High
Equity Value	$107	$122
Tax Attributes
Canaccord Genuity determined the net present value of the Stagwell Portfolio’s tax attributes separately from the operating cash flows in its DCF Analysis. Stagwell management estimates that only $16.8 million of the Stagwell Portfolio’s projected NOLs balance of $27.3 million as at December 31, 2020 will be used in the normal course, with the remaining $10.5 million subject to various limitations. As such, Canaccord Genuity did not attribute any value to the $10.5 million of NOLs which have various limitations on their use. In addition, Stagwell management estimates that Stagwell will be able to use, in the normal course, $325 million of cumulative tax attributes related to the amortization of U.S. intangibles over the period from January 1, 2021 to December 31, 2033. Based upon discussions with Stagwell management, Canaccord Genuity relied upon Stagwell management’s assumption that 95% of its total profit before taxes in any given year would be available to be shielded from U.S. taxes. Further, Stagwell management estimates that Stagwell will be able to use, in the normal course, $96 million of cumulative tax attributes related to the amortization of foreign intangibles over the period from January 1, 2021 to December 31, 2033. Based upon discussions with Stagwell management, Canaccord Genuity relied upon Stagwell management’s assumption that only 5% of its total profit before taxes in any given year would be available to be shielded from foreign taxes.
Canaccord Genuity selected a range of discount rates, from 10.0% to 12.0%, to apply to the projected levered free cash flows in the Stagwell Base Case. To estimate the potential net present value related to tax attributes, Canaccord Genuity used discount rates which represent the cost of equity, and applied such rates to the estimated cash savings.
Given the relative certainty of realization of such incorporated savings, Canaccord Genuity included 100% of such net present value related to tax attributes for the Stagwell Portfolio.
The following table summarizes the results of the tax attributes analysis, as it applies to the Stagwell Portfolio, assuming a discount rate range of 10.0% to 12.0%:
($ Millions, Unless Otherwise Stated)	Low	High
Equity Value	$66	$72
Summary of Analyses
The following table summarizes the results of Canaccord Genuity’s analyses as it applies to the Stagwell Portfolio:
($ Millions, Unless Otherwise Stated)	Low	High
DCF Analysis	$1,019	$1,276
Synergy Analysis	$107	$122
Tax Attributes Analysis	$66	$72
Equity Value (As Calculated)	$1,193	$1,470
Equity Value (Selected Range)	$1,200	$1,500
Stagwell Valuation Conclusions
Based upon and subject to the foregoing, and such other matters as Canaccord Genuity considered relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the fair market equity value of the Stagwell Portfolio is in the range of $1,200 million to $1,500 million.
Summary of the MDC Valuation and Stagwell Valuation
The following table summarizes the results of the MDC Valuation and Stagwell Valuation, as well as the implied pro forma ownership that results from such analyses:
($ Millions, Unless Otherwise Stated)	Low	High
MDC Shares (Fair Market Equity Value Range)	$358	$564
Stagwell Portfolio (Fair Market Equity Value Range)	$1,200	$1,500
Implied Pro Forma Fair Market Equity Value Range	$1,558	$2,064
Implied Pro Forma Ownership — Holders of MDC Shares	23.0%	27.3%
Actual Pro Forma Ownership — Holders of MDC Shares	26.1%

Fairness Opinion
Based upon and subject to the foregoing, and such other matters as Canaccord Genuity considered relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the Consideration to be paid by MDC for the Stagwell Portfolio pursuant to the Transaction Agreement is fair, from a financial point of view, to the holders of MDC Shares (other than Mark Penn, Stagwell, Goldman Sachs and their affiliates).
Yours Very Truly,
Canaccord Genuity Corp.

Exhibit K
AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
[MIDAS OPCO HOLDINGS LLC]
DATED AS OF [•]
THE LIMITED LIABILITY COMPANY INTERESTS IN [MIDAS OPCO HOLDINGS LLC] HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), THE SECURITIES LAWS OF ANY STATE, OR ANY OTHER APPLICABLE SECURITIES LAWS, AND ARE BEING SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE SECURITIES LAWS OF ANY STATE AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT; AND (III) ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BETWEEN THE MANAGER AND THE APPLICABLE MEMBER (EACH AS DEFINED HEREIN). SUCH INTERESTS ALSO MAY BE SUBJECT TO RESTRICTIONS ON TRANSFER PURSUANT TO A REGISTRATION RIGHTS AGREEMENT. DATED AS OF [•], BY AND AMONG [PUBCO] AND THE HOLDERS PARTY THERETO. THEREFORE, PURCHASERS AND OTHER TRANSFEREES OF SUCH LIMITED LIABILITY COMPANY INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT OR ACQUISITION FOR AN INDEFINITE PERIOD OF TIME.

K-i

K-ii

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
[MIDAS OPCO HOLDINGS LLC]
This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (as amended, supplemented or restated from time to time, this “Agreement”) of [MIDAS OPCO HOLDINGS LLC], a Delaware limited liability company (the “Company”), is made and entered into as of [•], by and among the Company, [NEW MDC INC.], a Delaware corporation (“PubCo”), as a member and in its capacity as the initial Manager, Stagwell Media LP, a Delaware limited partnership (“Stagwell”), [STAGWELL FAF] and each Person who is or at any time becomes a Member in accordance with the terms of this Agreement and the Act. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in Section 1.1.
RECITALS
WHEREAS, the Company was formed pursuant to a certificate of conversion and a certificate of formation filed in the office of the Secretary of State of the State of Delaware on [•] (the “Certificate of Formation”) and was originally governed by the Limited Liability Company Agreement of the Company, dated as of [•] (the “Existing LLC Agreement”), by and between the Company and PubCo;
WHEREAS, on [•], Stagwell, MDC Partners Inc., a Canadian corporation which domesticated as a Delaware corporation prior to the date hereof and converted into the Company pursuant to a certificate of conversion filed in the office of the Secretary of State of the State of Delaware (the “Certificate of Conversion”), PubCo and [Merger Sub LLC], a Delaware limited liability company (together with Stagwell, the Company and PubCo, the “Transaction Agreement Parties”), entered into that certain Transaction Agreement (as amended, modified or supplemented from time to time, the “Transaction Agreement”);
WHEREAS, the Transaction Agreement Parties have effected or agreed to effect the Transactions (as defined in the Transaction Agreement);
WHEREAS, the parties hereto desire to continue the Company and to amend and restate the Existing LLC Agreement in its entirety and enter into this Agreement in order to, inter alia, (i) reflect the addition of Stagwell as a Member of the Company, (ii) provide for the management, operation and governance of the Company, and (iii) set forth their respective rights and obligations as Members in the Company generally; and
WHEREAS, this Agreement shall supersede the Initial LLC Agreement in its entirety as of the date hereof.
NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows, effective as of the Effective Time:
ARTICLE I
DEFINITIONS
Section 1.1.   Definitions.   As used in this Agreement and the Schedules and Exhibits attached to this Agreement, the following definitions shall apply:
“Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq., as amended from time to time (or any corresponding provisions of succeeding law).
“Action” means any suit, action or legal, administrative, arbitration or other hearings, proceedings or governmental investigations.
“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account at the end of any Fiscal Year, with the following adjustments:
(a)   credit to such Capital Account any amount that such Member is obligated to restore under Treasury Regulations Section 1.704-1(b)(2)(ii)(c), as well as any addition thereto pursuant to the next to last sentences of the Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) after taking into account thereunder any changes during such Fiscal Year in Company Minimum Gain and in the minimum gain attributable to any Member Nonrecourse Debt; and
(b)   debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).
This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.
“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, that for purposes of this Agreement, (i) no Member shall be deemed an Affiliate of the Company or any of its Subsidiaries and (ii) none of the Company or any of its Subsidiaries shall be deemed an Affiliate of any Member.
“Agreement” has the meaning given to such term in the preamble to this Agreement.
“Assumed Tax Liability” means, with respect to PubCo as of any Tax Distribution Date, an amount equal to the product of (a) the Assumed Tax Rate and (b) the estimated or actual taxable income of the Company, as determined for federal income tax purposes, allocated to PubCo pursuant to Article IV for the Tax period (or portion thereof) to which the Assumed Tax Liability relates (to the extent not previously taken into account in determining the Assumed Tax Liability and determined as though PubCo were a corporation which earned solely the items of income, gain, deduction, loss, and/or credit allocated to such taxable periods (or portions thereof)), as reasonably determined by the Manager in good faith; provided, that (i) any adjustments by reason of Sections 734 or 743 of the Code shall not be taken into account and (ii) without duplication of amounts otherwise taken into account, any adjustment to the taxable income or liabilities of the Company allocated to PubCo under applicable Law with respect to any Tax period (or portion thereof) ending on or prior to the Tax period (or portion thereof) to which the Assumed Tax Liability relates shall be treated as taxable income allocated to PubCo in the Tax Period (or portion thereof) to which the Assumed Tax Liability relates to the extent such adjustment results in an increase in PubCo’s actual tax liability with respect to such Tax period; provided, however, that Assumed Tax Liability shall not take into account taxable income of the Company allocated to PubCo with respect to expenses of the Manager that are reimbursed by the Company in section 6.8, to the extent that such expenses are deductible by PubCo.
“Assumed Tax Rate” means, for any taxable period, the highest marginal effective rate of federal, state, local and non-U.S. income tax applicable to PubCo for such taxable period.
“beneficially own” and “beneficial owner” shall be as defined in Rule 13d-3 of the rules promulgated under the Exchange Act.
“Black-Out Period” means any “black-out” or similar period under PubCo’s policies covering trading in PubCo’s securities to which the applicable Exchanging Member is subject, which period restricts the ability of such Exchanging Member to immediately resell shares of Class A Common Stock to be delivered to such Exchanging Member in connection with an Exchange Notice.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.
“Capital Account” means, with respect to any Member, the Capital Account maintained for such Member in accordance with Section 4.1.
“Capital Contributions” means, with respect to any Member, the amount of cash and the initial Gross Asset Value of any property (other than cash) contributed to the Company by such Member. Any reference to the Capital Contributions of a Member will include the Capital Contributions made by a predecessor holder of such Member’s Units to the extent the Capital Contribution was made in respect of Units Transferred to such Member.
“Cash Election” has the meaning given to such term in Section 3.6(d).
“Cash Election Amount” means, with respect to a particular Exchange, an amount of cash equal to the value of the shares of Class A Stock that would be received in such Exchange as of the date of receipt by the Company of the Exchange Notice with respect to such Exchange pursuant to Section 3.6 (the “Valuation Date”), decreased by any distributions received by the Exchanging Member with respect to the Common Units that are the subject of the Exchange following the date of receipt by the Company of the Exchange Notice where the record date for such distribution was after the date of receipt of such Exchange Notice. For this purpose, the value of a share of Class A Stock shall equal the greater of (a) the volume weighted average price of a share of Class A Stock for the ten trading days ending on the last trading day immediately prior to the Valuation Date and (b) the Fair Market Value of such shares as of the close of business on the last trading day immediately prior to the Valuation Date.
“Cash Election Notice” has the meaning given to such term in Section 3.6(d).
“Certificate of Conversion” has the meaning given to such term in the recitals of this Agreement.
“Certificate of Formation” has the meaning given to such term in the recitals of this Agreement.
“Change of Control Exchange Date” has the meaning given to such term in Section 3.6(j).
“Chancery Court” has the meaning given to such term in Section 11.6(b).
“Class A Stock” means, as applicable, (a) the Class A Common Stock, no par value, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person or cash or other property that becomes payable in consideration for the Class A Stock or into which the Class A Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Class B Stock” means, as applicable, (a) the Class B Common Stock, no par value, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person or cash or other property that becomes payable in consideration for the Class B Stock or into which the Class B Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Class C Stock” means, as applicable, (a) the Class C Common Stock, no par value, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person or cash or other property that becomes payable in consideration for the Class C Stock or into which the Class C Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Code” means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).
“Commission” means the U.S. Securities and Exchange Commission.
“Common Unit” means a Unit having the rights and obligations specified with respect to the Common Units in this Agreement.
“Company” has the meaning given to such term in the preamble to this Agreement.
“Company Indemnitees” has the meaning given to such term in Section 6.4.
“Company Minimum Gain” has the meaning of “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d). It is further understood that Company Minimum Gain shall be determined in a manner consistent with the rules of Treasury Regulations Section 1.704-2(b)(2), including the requirement that if the adjusted Gross Asset Value of property subject to one or more Nonrecourse Liabilities differs from its adjusted tax basis, Company Minimum Gain shall be determined with reference to such Gross Asset Value.
“Contract” means any written or oral contract, subcontract, license, sublicense, lease, sublease, agreement, instrument, indenture, purchase order, note, bond, mortgage, debenture or other legally binding commitment, arrangement or undertaking of any nature.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Depreciation” means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year, except that with respect to any property the Gross Asset Value of which differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation with respect to such asset shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.
“DGCL” means the General Corporation Law of the State of Delaware, as amended from time to time (or any corresponding provisions of succeeding law).
“Effective Time” means the Effective Time as defined in the Transaction Agreement.
“Effective Time Capital Account Balance” means, with respect to any Member, the positive Capital Account balance of such Member as of the Effective Time, the amount or deemed value of which is set forth on Exhibit A.
“Eligible PubCo Offer Securities” has the meaning given to such term in Section 3.6(k).
“Equity Plan” means any stock or equity purchase plan, restricted stock or equity plan or other similar equity compensation plan now or hereafter adopted by PubCo or any of its Subsidiaries.
“Equity Securities” means (a) with respect to a partnership, limited liability company or similar Person, any and all units, interests, rights to purchase, warrants, options or other equivalents of, or other ownership interests in, any such Person as well as debt or equity instruments convertible, exchangeable or exercisable into any such units, interests, rights or other ownership interests and (b) with respect to a corporation, any and all shares, interests, participation or other equivalents (however designated) of capital stock, including all common stock and preferred stock, or warrants, options or other rights to acquire any of the foregoing, including any debt instrument convertible or exchangeable into any of the foregoing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated thereunder.
“Exchange” has the meaning given to such term in Section 3.6(a).
“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as the same may be amended from time to time (or any corresponding provisions of succeeding law).
“Exchange Date” has the meaning given to such term in Section 3.6(f).
“Exchange Notice” has the meaning given to such term in Section 3.6(b).
“Exchange Right” has the meaning given to such term in Section 3.6(a).
“Exchanging Member” has the meaning given to such term in Section 3.6(b).
“Existing LLC Agreement” has the meaning given to such term in the recitals of this Agreement.
“Fair Market Value” means the fair market value of any property based on the amount the Company would receive in an all cash sale of such property in an arm’s-length transaction with an unaffiliated third party, with neither party having compulsion to buy or sell, consummated on the day immediately preceding the date on which the event occurred which necessitated the determination of Fair Market Value, as such amount is determined by the Manager (or if pursuant to Article X, the Winding-Up Person) in its good faith judgment using information and data reasonably pertinent thereto.

“Fiscal Year” means the fiscal year of the Company, which shall end on December 31 of each calendar year unless, for federal income tax purposes, another taxable year is required. The Company shall have the same fiscal year for federal income tax purposes and for accounting purposes.
“GAAP” means generally acceptable accounting principles at the time.
“Governmental Entity” means any nation, state or province or any municipal or other political subdivision thereof, or any agency, commission, department, board, bureau, minister, tribunal or court, whether national, state, provincial, local, foreign or multinational (to the extent that the rules, regulations or orders of such Person has the force of Law), exercising executive, legislative, judicial, taxing, regulatory or administrative functions.
“Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:
(a)   the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset as of the date of such contribution;
(b)   the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross Fair Market Values as of the following times: (i) the acquisition of an interest (or additional interest) in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution to the Company or in exchange for the performance of more than a de minimis amount of services to or for the benefit of the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)(1); (iv) the acquisition of an interest in the Company by any new or existing Member upon the exercise of a noncompensatory option (including the conversion of a Preferred Unit) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s); or (v) any other event to the extent determined by the Manager to be permitted and necessary to properly reflect Gross Asset Values in accordance with the standards set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(q); provided, however, that adjustments pursuant to clauses (i), (ii) and (iv) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company. If any noncompensatory options are outstanding upon the occurrence of an event described in this paragraph (b)(i) through (b)(v), the Company shall adjust the Gross Asset Values of its properties in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2);
(c)   the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross Fair Market Value of such asset on the date of such distribution;
(d)   the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subsection (f) in the definition of “Profits” or “Losses” below or Section 4.3(g); provided, however, that the Gross Asset Value of a Company asset shall not be adjusted pursuant to this subsection to the extent the Manager determines that an adjustment pursuant to subsection (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d); and
(e)   if the Gross Asset Value of a Company asset has been determined or adjusted pursuant to subsections (a), (b) or (d) of this definition of Gross Asset Value, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits, Losses and other items allocated pursuant to Article IV.
“Imputed Underpayment Amount” has the meaning given to such term in Section 9.5(b).
“Indebtedness” means (a) all indebtedness for borrowed money (including capitalized lease obligations, sale-leaseback transactions or other similar transactions, however evidenced), (b) any other indebtedness that is evidenced by a note, bond, debenture, draft or similar instrument, (c) notes payable and (d) lines of credit and any other agreements relating to the borrowing of money or extension of credit.

“Interest” means the entire interest of a Member in the Company, including the Units and all of such Member’s rights, powers and privileges under this Agreement and the Act.
“Joinder” means a joinder to this Agreement substantially in the form of Exhibit B to this Agreement.
“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code or order of any Governmental Entity.
“Liability” means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.
“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.
“Liquidating Events” has the meaning given to such term in Section 10.1.
“Loss” means any and all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ fees and expenses, but excluding any allocation of corporate overhead, internal legal department costs and other internal costs and expenses).
“Majority Members” means the members (which may include PubCo) holding not less than a majority of the Units then outstanding; provided, that if as of any date of determination, a majority of the Units are held by PubCo or any Affiliate controlled by PubCo, the “Majority Members” shall mean PubCo together with the Members holding at least a majority of the then outstanding Units not held by PubCo or its controlled Affiliates.
“Manager” has the meaning given to such term in Section 6.1(a).
“Member” means any Person that executes this Agreement as a Member, and any other Person admitted to the Company as an additional or substituted Member, that has not made a disposition of such Person’s entire Interest.
“Member Minimum Gain” has the meaning ascribed to “partner nonrecourse debt minimum gain” set forth in Treasury Regulations Section 1.704-2(i).
“Member Nonrecourse Debt” has the meaning of “partner nonrecourse debt” set forth in Treasury Regulations Section 1.704-2(b)(4).
“Member Nonrecourse Deductions” has the meaning of “partner nonrecourse deductions” set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).
“National Securities Exchange” means an exchange registered with the Commission under the Exchange Act.
“Nonrecourse Deductions” has the meaning given to such term in Treasury Regulations
Section 1.704-2(b).
“Nonrecourse Liability” has the meaning given to such term in Treasury Regulations
Section 1.704-2(b)(3).
“Officer” means each Person designated as an officer of the Company pursuant to and in accordance with the provisions of Section 6.2, subject to any resolution of the Manager appointing such Person as an officer or relating to such appointment.
“Partnership Representative” means the “partnership representative” as defined in Code Section 6223(a) and as appointed in Section 9.4.
“Permitted Transferee” means, with respect to any Member, (a) any successor entity of such Member owned and controlled solely by the same Persons that own and control such Member prior to such Transfer;

(b) with respect to Stagwell[ and Stagwell’s pooling vehicle] only, an Affiliate, general partner or limited partner of such Member or a holder, as of immediately prior to the closing of the Transactions, of a Stagwell Incentive Award (as defined in the Transaction Agreement) or other equity interest in a Stagwell Subject Entity, (c) a trust established by or for the benefit of a Member of which only such Member and his or her immediate family members are beneficiaries; (d) any Person established for the benefit of, and beneficially owned solely by, an entity Member or the sole individual direct or indirect owner of an entity Member; and (e) upon an individual Member’s death, an executor, administrator or beneficiary of the estate of the deceased Member.
“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.
“Plan Asset Regulations” means the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, or any successor regulations as the same may be amended from time to time.
“Preferred Unit” has the meaning given to such term in Section 3.7.
“Prime Rate” means, on any date of determination, a rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the “prime rate” at large U.S. money center banks.
“Proceeding” has the meaning given to such term in Section 6.4.
“Profits” or “Losses” means, for each Fiscal Year, an amount equal to the Company’s taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):
(a)   any income or gain of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;
(b)   any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;
(c)   in the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) or (c) or the definition of Gross Asset Value above, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the Company asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the Company asset) from the disposition of such asset and shall, except to the extent allocated pursuant to Section 4.3, be taken into account for purposes of computing Profits or Losses;
(d)   gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;
(e)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation;
(f)   to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and
(g)   any items of income, gain, loss or deduction which are specifically allocated pursuant to the provisions of Section 4.3 shall not be taken into account in computing Profits or Losses for such Fiscal

Year, but such items available to be specially allocated pursuant to Section 4.3 will be determined by applying rules analogous to those set forth in subparagraphs (a) through (f) above.
“PubCo” has the meaning given to such term in the preamble to this Agreement.
“PubCo Change of Control” means (a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than Stagwell, [Stagwell FAF] and one or more of their respective Permitted Transferees, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all Equity Securities that such person or group has the right to acquire (such right, an “option right”), whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 40% or more of the Equity Securities of PubCo entitled to vote for members of the board of directors or equivalent governing body of PubCo on a fully-diluted basis, (and taking into account all such Equity Securities that such person or group has the right to acquire pursuant to any option right); (b) PubCo shall cease to control the Company; (c) PubCo, Stagwell, [Stagwell FAF] and any or all of their Permitted Transferees, individually or collectively, shall cease to own, directly or indirectly, free and clear of all Liens or other encumbrances 65% of the outstanding voting Equity Securities of the Company; (d) the occupation at any time of a majority of the seats (other than vacant seats) on the board of directors of PubCo by Persons who were neither (i) directors of PubCo as of immediately following the Closing (as defined in the Transaction Agreement) nor (ii) nominated, appointed, or approved by the board of directors of PubCo; (e) the acquisition of direct or indirect control of the Company by any Person or group other than PubCo or Stagwell, [Stagwell FAF] and one or more of their Permitted Transferees; or (f) the Company shall cease to own, directly or indirectly, free and clear of all Liens or other encumbrances, the outstanding voting Equity Securities of the Guarantors (as defined in the Term Loan Credit Agreement) owned at the time of the Closing (except as otherwise permitted herein), in each case, on a fully diluted basis (or, in the case of any Guarantor acquired after the Closing, at the time of the acquisition of such Guarantor).
“PubCo Common Stock” means all classes and series of common stock of PubCo, including the Class A Stock and the Class B Stock.
“PubCo Offer” has the meaning given to such term in Section 3.6(k).
“Reclassification Event” means any of the following: (a) any reclassification or recapitalization of PubCo Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination or any transaction subject to Section 3.4(d)), (b) any merger, consolidation or other combination involving PubCo, or (c) any sale, conveyance, lease, or other disposal of all or substantially all the properties and assets of PubCo to any other Person, in each of clauses (a), (b) or (c), as a result of which holders of PubCo Common Stock shall be entitled to receive cash, securities or other property for their shares of PubCo Common Stock.
“Registration Rights Agreement” means the Registration Rights Agreement, dated as of [•], by and among PubCo, Stagwell and the other Holders party thereto.
“Regulatory Allocations” is defined in Section 4.3(h).
“Retraction Notice” has the meaning given to such term in Section 3.6(d).
“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder, as the same may be amended from time to time (or any corresponding provisions of succeeding law).
“Series 4 Certificate of Designations” means the Certificate of Designations of PubCo, filed with the Secretary of State of the State of Delaware on [•], as the same may be amended, restated, modified or supplemented from time to time in accordance with its terms.
“Series 4 Preferred Unit” a Unit having the rights and obligations specified with respect to the Series 4 Preferred Units in this Agreement.

“Series 4 Preferred Stock” means the Series 4 Convertible Preferred Stock of PubCo, the rights and preferences of which are set forth in the Series 4 Certificate of Designations.
“Series 4 Preferred Stock Liquidation Payment” means the amount to be paid by PubCo pursuant to the Series 4 Certificate of Designations in respect of the Series 4 Preferred Stock with respect to any liquidation, dissolution or winding up of the affairs of PubCo.
“Series 6 Certificate of Designations” means the Certificate of Designations of PubCo, filed with the Secretary of State of the State of Delaware on [•], as the same may be amended, restated, modified or supplemented from time to time in accordance with its terms.
“Series 6 Preferred Stock” means the Series 6 Convertible Preferred Stock of PubCo, the rights and preferences of which are set forth in the Series 6 Certificate of Designations.
“Series 6 Preferred Unit” means a Unit having the rights and obligations specified with respect to the Series 6 Preferred Units in this Agreement.
“Series 6 Preferred Stock Liquidation Payment” means the amount to be paid by PubCo pursuant to the Series 6 Certificate of Designations in respect of the Series 6 Preferred Stock with respect to any liquidation, dissolution or winding up of the affairs of PubCo.
“Stagwell” has the meaning given to such terms in the preamble to this Agreement.
“Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities or other voting ownership interests of which is sufficient, together with any contractual rights, to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50 percent or more of the equity interests of which) is owned directly or indirectly by such first Person.
“Tax Distribution Date” means any date that is two Business Days prior to the date on which estimated federal income tax payments are required to be made by calendar year corporate taxpayers and the due date for federal income tax returns of corporate calendar year taxpayers (without regard to extensions).
“Term Loan Credit Agreement” means the Credit Agreement, dated as of November 13, 2020, by and among Stagwell Marketing Group LLC, the other loan parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.
“Transaction Agreement” has the meaning given to such term in the recitals of this Agreement.
“Transaction Agreement Parties” has the meaning given to such term in the recitals of this Agreement.
“Transfer” means any voluntary or involuntary, direct or indirect (whether through a change of control of the Transferor or any Person that controls the Transferor, the issuance or transfer of Equity Securities of the Transferor, by operation of Law or otherwise), transfer, sale, pledge or hypothecation or other disposition. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.
“Transfer Agent” has the meaning given to such term in Section 3.6(b).
“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury.
“Underwritten Offering” has the meaning given to such term in the Registration Rights Agreement.
“Unit” means a unit representing a fractional part of the Interests of a Member and includes a Common Unit.
“Unit Register” has the meaning given to such term in Section 3.1(c).
“Winding-Up Person” has the meaning given to such term in Section 10.2(a).
“Withholding Payment” has the meaning given to such term in Section 9.5(b).

Section 1.2.   Interpretive Provisions.   For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:
(a)   the terms defined in Section 1.1 have the meanings assigned to them in Section 1.1 and are applicable to the singular as well as the plural forms of such terms;
(b)   all accounting terms not otherwise defined herein have the meanings assigned under GAAP;
(c)   all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars;
(d)   when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;
(e)   whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”;
(f)   “or” is not exclusive;
(g)   pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms; and
(h)   the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.
ARTICLE II
ORGANIZATION OF THE LIMITED LIABILITY COMPANY
Section 2.1.   Formation.   The Company has been formed as a limited liability company pursuant to the provisions of the Act by the filing of the Certificate of Conversion and the Certificate of Formation in accordance with the Act.
Section 2.2.   Filings.   The Members shall execute such further documents (including amendments to the Certificate of Formation) and take such further action as is appropriate to comply with the requirements of Law for the formation or operation of a limited liability company in Delaware and in all states and other jurisdictions where the Company may conduct its business.
Section 2.3.   Amended and Restated Limited Liability Company Agreement.   The Company, the Manager and the Members hereby execute this Agreement for the purpose of continuing the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. The Company, the Manager and the Members hereby agree that during the term of the Company set forth in Section 2.8, the rights and obligations of the Members and the Manager with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Act. On any matter on which this Agreement is silent, the Act shall control. No provision of this Agreement shall be in violation of the Act and, to the extent any provision of this Agreement is in violation of the Act, such provision shall be void and of no effect to the extent of such violation without affecting the validity of the other provisions of this Agreement. Where the Act provides that a provision of the Act shall apply “unless otherwise provided in a limited liability company agreement” or words of similar effect, the provisions of this Agreement shall in each instance control. It is expressly agreed that this Agreement does not provide for contractual appraisal rights pursuant Section 18-210 of the Act.
Section 2.4.   Name.   The name of the Company is “[MIDAS OPCO HOLDINGS LLC]” and all business of the Company shall be conducted in such name or, in the discretion of the Manager, under any other name.
Section 2.5.   Registered Office; Registered Agent.   The location of the registered office of the Company in the State of Delaware is [•]. The registered agent of the Company for service of process at such address is [•]. The Manager may from time to time change the Company’s registered office and registered agent in the State of Delaware.

Section 2.6.   Principal Place of Business.   The principal place of business of the Company shall be located in such place as is determined by the Manager from time to time.
Section 2.7.   Purpose; Powers.   The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act. The Company shall have the power and authority to take any and all actions and engage in any and all activities necessary, appropriate, desirable, advisable, ancillary or incidental to the accomplishment of the foregoing purpose.
Section 2.8.   Term.   The term of the Company commenced on the date of filing of the Certificate of Formation with the office of the Secretary of State of the State of Delaware in accordance with the Act and shall continue indefinitely. The Company may be dissolved and its affairs wound up only in accordance with Article X.
Section 2.9.   Tax Treatment.   It is the intent of the Members that the Company be operated in a manner consistent with its treatment as a partnership for federal and applicable state income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment. None of the Company, the Manager or any Member shall (a) file or cause the Company to file any entity classification election to treat the Company as an association taxable as a corporation for U.S. federal tax purposes, nor (b) shall file any tax returns or otherwise take a tax or financial reporting position in a manner inconsistent with the treatment of the Company as a partnership for federal and applicable state income tax purposes unless otherwise required after a final determination (within the meaning of Section 1313(a) of the Code).
ARTICLE III
UNITS; CAPITAL CONTRIBUTIONS; MEMBERS
Section 3.1.   Authorized Units; General Provisions With Respect to Units.
(a)   Interests in the Company shall be represented by Units, or such other Equity Securities of the Company, in each case as the Manager may establish in its discretion in accordance with the terms and subject to the restrictions hereof. Subject to the provisions of this Agreement, the Company shall be authorized to issue from time to time such number of Units and such other Equity Securities as the Manager shall determine in accordance with Section 3.4. Each authorized Unit may be issued pursuant to such agreements and in exchange for such Capital Contributions or other consideration as the Manager shall approve, including pursuant to options and warrants. The Company may reissue any Units that have been repurchased or acquired by the Company. Exhibit A sets forth the Members and the number and class of Units held by each of them at the Effective Time.
(b)   Initially, none of the Units will be represented by certificates. If the Manager determines that it is in the interest of the Company to issue certificates representing the Units, certificates will be issued and the Units will be represented by those certificates, and this Agreement shall be amended as necessary or desirable to reflect the issuance of certificated Units for purposes of the Uniform Commercial Code. Nothing contained in this Section 3.1(b) shall be deemed to authorize or permit any Member to Transfer its Units except as otherwise permitted under this Agreement.
(c)   The Company shall maintain as part of its books and records a register (the “Unit Register”) with respect to all Units issued by the Company. The Unit Register shall set forth the name of each Member and the number of Units held by each Member. All Transfers of Units validly made in accordance with Article VIII shall be recorded in the Unit Register. The names of the Members and the number of Units held by each Member as they appear in the Unit Register shall be the official record of the Members for all purposes. Absent manifest error in the Unit Register, the Company shall be entitled to rely exclusively on record ownership of Units as shown in the Unit Register for all purposes and shall be entitled to recognize the registered holder of Units as shown in the Unit Register as the holder of record of such Units and the Member with respect to the Interest represented thereby for all purposes; provided, however, that the Company shall treat the record owner of any certificate representing Units as the holder of the Units evidenced thereby unless and until such Units have been Transferred in accordance with this Agreement. At the Effective Time, Exhibit A shall constitute the Unit Register. From and after the Effective Time, subject to the foregoing provisions of this Section 3.1(c), the Company may maintain the Unit Register in such form as the Manager shall determine from time to time, and any changes in the information set forth in the Unit Register shall not require any amendment or other change to Exhibit A.
Section 3.2.   Voting Rights.   No Member has any voting rights except with respect to those matters specifically reserved for a Member vote under the Act and for matters expressly requiring the vote or approval of Members under this Agreement. Except as otherwise required by the Act, each Unit will entitle the holder thereof to one vote on all matters to be voted on by the Members; provided, that notwithstanding anything to the contrary herein, the Common Units held by Stagwell or any Transferee thereof shall have no voting rights except as expressly set forth in this Agreement. Except as otherwise expressly provided in this Agreement, the holders of Units having voting rights will vote together as a single class on all matters to be approved by the Members.
Section 3.3.   Capital Contributions.   At the Effective Time, after giving effect to the Transactions, each Member as of the Effective Time shall have made or shall be deemed to have made Capital Contributions equal to such Member’s Effective Time Capital Account Balance set forth on Exhibit A. Except for PubCo as provided in Section 3.4 and Section 3.6 (or, for the avoidance of doubt, as required by Section 8.03(c) of the Transaction Agreement), no Member shall be required to make additional Capital Contributions. Furthermore, except in connection with issuances of Equity Securities by PubCo as provided herein, PubCo shall not issue, sell or Transfer any of its Equity Securities, and PubCo shall not issue, sell or Transfer any of its Equity Securities to any Person other than PubCo.
Section 3.4.   Issuance of Additional Units or Interests; Exchanges and Repurchases; Recapitalizations.
(a)   From and after the Effective Time to the extent required by Section 3.4(b), the Manager may authorize and create, and cause the Company to issue, additional Units or other Equity Securities in the Company (including creating preferred interests or other classes or series of securities having such rights, preferences and privileges as determined by the Manager) solely to the extent they are in the aggregate substantially equivalent to a class of Equity Securities of PubCo; provided, that following the Effective Time, in each case the Company shall not issue Equity Securities in the Company to any Person unless such Person shall have executed a Joinder and all other documents, agreements or instruments deemed necessary or desirable in the discretion of the Manager.
(b)   If at any time after the Effective Time PubCo issues a share of its Class A Stock or any other Equity Security of PubCo (other than shares of Class C Stock), (i) the Company shall issue to PubCo one Common Unit (if PubCo issues a share of Class A Stock), or such other Equity Security of the Company (if PubCo issues Equity Securities other than Class A Stock) corresponding to the Equity Securities issued by PubCo, and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo and (ii) the net proceeds received by PubCo with respect to the corresponding share of Class A Stock or other Equity Security, if any, shall be concurrently transferred to the Company by PubCo; provided, however, that if PubCo issues any shares of Class A Stock in order to purchase or fund the purchase from a Member of a number of Common Units (and correspondingly cancels shares of Class C Stock) equal to the number of shares of Class A Stock so issued, then the Company shall not issue any new Common Units in connection therewith and PubCo shall not be required to transfer such net proceeds to the Company. Notwithstanding the foregoing, this Section 3.4(b) shall not apply to (i) the issuance and distribution to holders of shares of PubCo Common Stock of rights to purchase Equity Securities of PubCo under a “poison pill” or similar shareholders rights plan (it being understood that upon exchange of Common Units for Class A Stock, such Class A Stock will be issued together with a corresponding right) or (ii) the issuance under the Equity Plans of any warrants, options or other rights to acquire Equity Securities of PubCo or rights or property that may be converted into or settled in Equity Securities of PubCo, but shall in the foregoing cases apply to the issuances of Equity Securities of PubCo in connection with the exercise or settlement of such rights, warrants, options or other rights or property. Except pursuant to Section 3.6, (x) the Company may not issue any additional Units to PubCo or any of its Subsidiaries unless substantially simultaneously PubCo or such Subsidiary issues or sells an equal number of shares of PubCo’s Class A Stock to another Person, and (y) the Company may not issue any other Equity Securities of the Company to PubCo or any of its Subsidiaries unless substantially simultaneously PubCo or such Subsidiary issues or sells, to another Person, an equal number of shares of a new class or series of Equity Securities of PubCo or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company. Notwithstanding anything contained herein to the contrary, the Company shall only be able to issue additional Units or other Equity Interests in the Company to Persons and on the terms and conditions provided for in Section 3.1, Section 3.3, and Section 3.4.
(c)   Neither PubCo nor any of its Subsidiaries may redeem, repurchase or otherwise acquire (i) any shares of Class A Stock (including upon forfeiture of any unvested shares of Class A Stock) unless substantially simultaneously the Company redeems, repurchases or otherwise acquires from PubCo or such Subsidiary an equal number of Common Units for the same price per security or (ii) any other Equity Securities of PubCo unless substantially simultaneously the Company redeems, repurchases or otherwise acquires from PubCo or such Subsidiary an equal number of Equity Securities of the Company of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo for the same price per security. Except pursuant to Section 3.6, the Company may not redeem, repurchase or otherwise acquire (A) any Common Units from PubCo or any of its Subsidiaries unless substantially simultaneously PubCo or such Subsidiary redeems, repurchases or otherwise acquires an equal number of shares of Class A Stock for the same price per security from holders thereof, or (B) any other Equity Securities of the Company from PubCo or any of its Subsidiaries unless substantially simultaneously PubCo or such Subsidiary redeems, repurchases or otherwise acquires for the same price per security an equal number of Equity Securities of PubCo of a corresponding class or series with substantially the same rights to dividends and distributions (including distribution upon liquidation) and other economic rights as those of such Equity Securities of PubCo. Notwithstanding the foregoing, to the extent that any consideration payable by PubCo in connection with the redemption or repurchase of any shares of Class A Stock or other Equity Securities of PubCo or any of its Subsidiaries consists (in whole or in part) of shares of Class A Stock or such other Equity Securities (including, for the avoidance of doubt, in connection with the cashless exercise of an option or warrant), then the redemption or repurchase of the corresponding Common Units or other Equity Securities of the Company shall be effectuated in an equivalent manner.
(d)   The Company shall not in any manner effect any subdivision (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of the outstanding Units unless accompanied by an identical subdivision or combination, as applicable, of the outstanding PubCo Common Stock, with corresponding changes made with respect to any other exchangeable or convertible securities. PubCo shall not in any manner effect any subdivision (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of the outstanding PubCo Common Stock unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Units, with corresponding changes made with respect to any other exchangeable or convertible securities.
Section 3.5.   Other Matters.
(a)   No Member shall be entitled to demand or receive a return on or of its Capital Contributions or withdraw from the Company, except as expressly provided in this Agreement. Under circumstances requiring a return of any Capital Contributions, no Member has the right to receive property other than cash.
(b)   No Member shall receive any interest, salary, compensation, draw or reimbursement with respect to its Capital Contributions or its Capital Account, or for services rendered or expenses incurred on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in or contemplated by this Agreement.
(c)   The Liability of each Member shall be limited as set forth in the Act and other applicable Law and, except as expressly set forth in this Agreement or required by Law, no Member (or any of its Affiliates) shall be personally liable, whether to the Company, to any of the other Members, to the creditors of the Company, or to any other third party, for any debt or Liability of the Company, whether arising in Contract, tort or otherwise, solely by reason of being a Member of the Company.
(d)   Except as otherwise required by the Act, a Member shall not be required to restore a deficit balance in its Capital Account, to lend any funds to the Company or to make any additional contributions or payments to the Company.

(e)   The Company shall not be obligated for the repayment of any Capital Contributions of any Member.
Section 3.6.   Exchange Right of Members.
(a)   Each of the Members, other than PubCo, Merger Sub 3 and any other wholly owned subsidiary of PubCo that becomes a Member following the date hereof, shall be entitled to exchange with the Company (an “Exchange”), at any time and from time to time, any or all of such Member’s Common Units (together with the transfer and surrender to PubCo of an equal number of shares of Class C Stock) for an equivalent number (subject to adjustment as provided in Section 3.6(g)) of shares of Class A Stock or, at the Company’s election validly made in accordance with Section 3.6(d), cash equal to the Cash Election Amount calculated with respect to such Exchange (the “Exchange Right”). For the avoidance of doubt, upon the Exchange of all Common Units held by a Member, such Member shall cease to be a Member.
(b)   Notwithstanding Section 3.6(a), no Member may exercise its Exchange Right prior to the date that is six (6) months after the date of this Agreement.
(c)   In order to exercise the Exchange Right, a Member (the “Exchanging Member”) shall provide written notice (the “Exchange Notice”) to the Company and PubCo, stating the number of Common Units (together with the transfer and surrender of an equal number of shares of Class C Stock) the Exchanging Member elects to have the Company redeem. If the Common Units to be redeemed (along with the shares of Class C Stock to be transferred and surrendered) are represented by a certificate or certificates, the Exchanging Member shall also present and surrender the certificate or certificates representing such Common Units and shares of Class C Stock during normal business hours at the principal executive offices of the Company, or if any agent for the registration or transfer of Class A Stock is then duly appointed and acting (the “Transfer Agent”), at the office of the Transfer Agent with respect to such Class A Stock. If required by PubCo, any certificate for Common Units and shares of Class C Stock surrendered in connection with an Exchange shall be accompanied by instruments of transfer, in form reasonably satisfactory to PubCo and the Transfer Agent, duly executed by the Exchanging Member or the Exchanging Member’s duly authorized representative. An Exchange Notice may specify that the Exchange is to be contingent (including as to timing) upon the consummation of a purchase by another Person (whether in a tender or exchange offer, an Underwritten Offering or otherwise) of the shares of Class A Stock for which the Common Units and shares of Class C Stock are redeemable, or contingent (including as to timing) upon the closing of an announced merger, consolidation or other transaction or event in which the shares of Class A Stock would be exchanged or converted or become exchangeable for or convertible into cash or other securities or property; provided that the foregoing shall not apply to any Exchange for which the Company has made a valid Cash Election.
(d)   Upon receipt of an Exchange Notice, the Company shall be entitled to elect (a “Cash Election”) to settle the Exchange by delivery to the Exchanging Member, in lieu of the applicable number of shares of Class A Stock that would be received in such Exchange, an amount of cash equal to the Cash Election Amount for such Exchange; provided, however, that notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to make a Cash Election if such Cash Election would reasonably be expected to (i) require the Company or any of its Subsidiaries to incur Indebtedness or (ii) prevent the Company of any of its Subsidiaries from repaying any amounts due or intended to be paid in connection with outstanding Indebtedness as previously contemplated by the board of directors of PubCo, in either case, in the twelve (12) months following receipt of the relevant Exchange Notice. In order to make a Cash Election with respect to an Exchange, the Company must provide written notice (the “Cash Election Notice”) of such election to the Exchanging Member prior to 5:00 pm, New York time, on the first Business Day after the date on which the Exchange Notice shall have been received by the Company and PubCo. If the Company fails to provide a Cash Election Notice prior to such time, it shall not be entitled to make a Cash Election with respect to such Exchange. The Exchanging Member may retract its Exchange Notice by giving written notice (the “Retraction Notice”) to the Company (with a copy to PubCo) at any time prior to 5:00 pm, New York time, on the first Business Day after delivery of the Cash Election Notice. The timely delivery of a Retraction Notice shall terminate the Exchanging Member’s, the Company’s and PubCo’s rights and obligation under this Section 3.6 arising from the retracted Exchange Notice.

(e)   Notwithstanding anything to the contrary in Section 3.6(c) or 3.6(d), in the event the Company fails to timely make a valid Cash Election in connection with an Exchange, an Exchanging Member shall be entitled, at any time prior to the consummation of the Exchange, to revoke its Exchange Notice or delay the consummation of an Exchange if any of the following conditions exists: (i) any registration statement pursuant to which the resale of the Class A Stock to be registered for such Exchanging Member at or immediately following the consummation of the Exchange shall have ceased to be effective pursuant to any action or inaction by the Commission or no such resale registration statement has yet become effective; (ii) PubCo shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Exchange; (iii) PubCo shall have exercised its right to defer, delay or suspend the filing or effectiveness of the registration statement and such deferral, delay or suspension shall affect the ability of such Exchanging Member to have the resale of its Class A Stock registered at or immediately following the consummation of the Exchange; (iv) PubCo shall have disclosed to such Exchanging Member (after receiving consent of such Exchanging Member) or such Exchanging Member otherwise receives as a result of any officer or director of such Exchanging Member also acting as an officer or director of PubCo any material non-public information concerning PubCo or its Subsidiaries, taken as a whole, the receipt of which results in the Exchanging Member being prohibited or restricted from selling Class A Stock at or immediately following the Exchange without disclosure of such information (and PubCo does not permit disclosure); (v) any stop order relating to the registration statement pursuant to which the Class A Stock was to be registered by such Exchanging Member at or immediately following the Exchange shall have been issued by the Commission; (vi) there shall be in effect an injunction, a restraining order or decree of any nature of any Governmental Entity that restrains or prohibits the Exchange; (vii) PubCo shall have failed to comply in all material respects with its obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Exchanging Member to consummate the resale of the Class A Stock to be received upon such Exchange pursuant to an effective registration statement; or (viii) the Exchange Date would occur three (3) Business Days or less prior to, or during, a Black-Out Period. If an Exchanging Member delays the consummation of an Exchange pursuant to this Section 3.6(e), (A) the Exchange Date shall occur on the third Business Day following the date on which the conditions giving rise to such delay cease to exist (or such earlier date as PubCo, the Company and Exchanging Member may mutually agree in writing) and (B) notwithstanding anything to the contrary in Section 3.6(d), the Exchanging Member may retract its Exchange Notice by giving a Retraction Notice to the Company (with a copy to PubCo) at any time prior to 5:00 pm, New York time, on the first Business Day following the date on which the conditions giving rise to such delay cease to exist.
(f)   If the Company has not made a valid Cash Election, then as promptly as practicable after the receipt of the Exchange Notice and the surrender to the Company of the certificate or certificates, if any, representing such Common Units and shares of Class C Stock (but in any event by the Exchange Date, as defined below), PubCo shall issue and contribute to the Company, and the Company shall deliver to the Exchanging Member, or on the Exchanging Member’s written order, the number of shares of Class A Stock issuable upon the Exchange (in book-entry or certificated form, as determined by PubCo, and with such legends as may be required in accordance with applicable Law), and the Company shall deliver such surrendered Common Units and shares of Class C Stock to PubCo in exchange for no additional consideration. If the Company has made a valid Cash Election, then as promptly as practicable after the receipt of the Exchange Notice (but in no event more than two (2) Business Days after receipt of the Exchange Notice), PubCo shall contribute to the Company the cash consideration the Exchanging Member is entitled to receive in the Exchange and, upon surrender to the Company of the certificate or certificates, if any, representing such Common Units and shares of Class C Stock, the Company shall deliver to the Exchanging Member as directed by the Exchanging Member by wire transfer of immediately available funds the Cash Election Amount payable upon the Exchange, and the Company shall deliver such surrendered Common Units and shares of Class C Stock to PubCo for no additional consideration. Each Exchange shall be deemed to have been effected on (i) the Business Day after the date on which the Exchange Notice shall have been received by the Company, PubCo or the Transfer Agent, as applicable (subject to receipt by the Company, PubCo or the Transfer Agent, as applicable, within three Business Days thereafter of any required instruments of transfer as aforesaid) if the Company has not made a valid Cash Election with respect to such Exchange or (y) if the Company has made a valid Cash Election with respect to such Exchange, the first Business Day on which the Company has available funds to pay the Cash Election Amount (but in no event more than two (2) Business Days after receipt of the Exchange Notice), or (ii) such later date specified in or pursuant to the Exchange Notice (such date identified in clause (i) or (ii), as applicable, the “Exchange Date”). If the Company has not made a valid Cash Election, and the Person or Persons in whose name or the shares of Class A Stock shall be issuable upon such Exchange as aforesaid shall be deemed to have become, on the Exchange Date, the holder or holders of record of the shares represented thereby. Notwithstanding anything herein to the contrary and in addition to the rights set forth in Section 3.6(d), unless the Company has made a valid Cash Election (and the Exchanging Member has failed to timely deliver a Retraction Notice in accordance with Section 3.6(d)), any Exchanging Member may retract or amend an Exchange Notice, in whole or in part, prior to the effectiveness of the applicable Exchange, at any time prior to 5:00 p.m., New York, New York time, on the Business Day immediately preceding the Exchange Date (or any such later time as may be required by applicable Law) by delivery of a written notice of retraction to the Company (with a copy to PubCo), specifying (1) the numbers of the withdrawn Common Units and shares of Class B Stock (and the applicable certificate numbers therefor, if certificated), (2) if any, the number of Common Units and shares of Class C Stock as to which the Exchange Notice remains in effect and (3) if the Exchanging Member so determines, a new Exchange Date or any other new or revised information permitted in an Exchange Notice.
(g)   If (i) there is any reclassification, reorganization, recapitalization or other similar transaction pursuant to which the shares of Class A Stock are converted or changed into another security, securities or other property, or (ii) PubCo shall, by dividend or otherwise, distribute to all holders of the shares of Class A Stock evidences of its Indebtedness or assets, including securities (including shares of Class A Stock and any rights, options or warrants to all holders of the shares of Class A Stock to subscribe for or to purchase or to otherwise acquire shares of Class A Stock, or other securities or rights convertible into, exchangeable for or exercisable for shares of Class A Stock) but excluding any cash dividend or distribution as well as any such distribution of Indebtedness or assets received by PubCo from the Company in respect of the Units, then upon any subsequent Exchange, each Member shall be entitled to receive the amount of such security, securities or other property that such Member would have received if such Exchange had occurred immediately prior to the effective date of such reclassification, reorganization, recapitalization, other similar transaction dividend or other distribution, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. For the avoidance of doubt, if there is any reclassification, reorganization, recapitalization or other similar transaction in which the shares of Class A Stock are converted or changed into another security, securities or other property, or any dividend or distribution (other than an excluded dividend or distribution, as described above), this Section 3.6 shall continue to be applicable, mutatis mutandis, with respect to such security or other property.
(h)   PubCo shall at all times keep authorized and available, solely for the purpose of issuance upon an Exchange, such number of shares of Class A Stock that shall be issuable upon the Exchange of all outstanding Common Units and shares of Class C Stock; provided, that nothing contained herein shall be construed to preclude PubCo from satisfying its obligations with respect of an Exchange by delivery of shares of Class A Stock that are held in the treasury of PubCo. PubCo covenants that all shares of Class A Stock that shall be issued upon an Exchange shall, upon issuance thereof, be validly issued, fully paid and non-assessable. In addition, for so long as the shares of Class A Stock are listed on a National Securities Exchange, PubCo shall use its reasonable best efforts to cause all shares of Class A Stock issued upon an Exchange to be listed on such National Securities Exchange at the time of such issuance.
(i)   Unless otherwise required by applicable Law, each Exchange shall be treated for federal (and applicable state and local) income tax purposes as an exchange with PubCo of the Exchanging Member’s Common Units for shares of Class A Stock or cash, as applicable, for purposes of Section 743 and other applicable Sections of the Code. The issuance of shares of Class A Stock upon an Exchange shall be made without charge to the Exchanging Member for any stamp or other similar tax in respect of such issuance; provided, however, that if any such shares are to be issued in a name other than that of the Exchanging Member, then the Person or Persons in whose name the shares are to be issued shall pay to PubCo the amount of any tax that may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of PubCo that such tax has been paid or is not payable.

(j)   In connection with a PubCo Change of Control, PubCo shall have the right to require each Member (other than PubCo, Merger Sub 3 and any other wholly owned subsidiary of PubCo that becomes a Member following the date hereof) to effect an Exchange of all but not less than all of such Member’s Common Units and cancel a corresponding number of such Member’s shares of Class C Stock in exchange for an equal number of newly issued shares of Class A Common Stock. Any Exchange pursuant to this Section 3.6(j) shall be effective immediately prior to the consummation of the PubCo Change of Control (and, for the avoidance of doubt, shall not be effective if such PubCo Change of Control is not consummated) (the date of such effectiveness, the “Change of Control Exchange Date”). From and after the Change of Control Exchange Date, (i) the Common Units and shares of Class C Stock subject to such Exchange shall be deemed to have been transferred to PubCo on the Change of Control Exchange Date and (ii) such Member shall cease to have any rights with respect to such Common Units and shares of Class C Stock subject to such Exchange (other than the right to receive shares of Class A Common Stock pursuant to such Exchange). PubCo shall provide written notice of an expected PubCo Change of Control transaction to all Members within the earlier of (x) five (5) Business Days following the execution of the definitive agreement with respect to such PubCo Change of Control and (y) ten (10) Business Days before the proposed date upon which the contemplated PubCo Change of Control is to be effected, indicating in such notice such information as may reasonably describe the PubCo Change of Control transaction, subject to applicable Law, including the date of execution of such definitive agreement or such proposed effective date, as applicable, the amount and type of consideration to be paid for shares of Class A Stock in the PubCo Change of Control, and any election with respect to types of consideration that a holder of shares of Class A Stock, as applicable, shall be entitled to make in connection with such PubCo Change of Control. Following the delivery of such notice and on or prior to the Change of Control Exchange Date, the Members shall take all actions reasonably requested by PubCo to effect such Exchange, including taking any action and delivering any document required pursuant to Section 3.6(c) to effect such Exchange.
(k)   In the event that a tender offer, share exchange offer, issuer bid, take-over bid, merger, recapitalization or similar transaction with respect to shares of Class A Stock (a “PubCo Offer”) is proposed by PubCo or is proposed to PubCo or its stockholders and approved by the board of directors of PubCo or is otherwise effected or to be effected with the consent or approval of the board of directors of PubCo, each Member (other than PubCo, Merger Sub 3 and any other wholly owned subsidiary of PubCo that becomes a Member following the date hereof) shall be permitted to participate in such PubCo Offer by delivery of a contingent Exchange Notice in accordance with the last sentence of Section 3.6(c) with respect to its Common Units and shares of Class C Stock (other than with respect to any Common Units or shares of Class C Stock to which the Company exercised its right to require any such Member to effect an Exchange pursuant to Section 3.6(i) in connection with a PubCo Change of Control) (the “Eligible PubCo Offer Securities”). In the case of a PubCo Offer proposed by PubCo, PubCo will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the Members (other than PubCo, Merger Sub 3 and any other wholly owned subsidiary of PubCo that becomes a Member following the date hereof) to participate in such PubCo Offer with respect to such Eligible PubCo Offer Securities to the same extent or on an economically equivalent basis as the holders of shares of PubCo without discrimination; provided, that without limiting the generality of this sentence, PubCo will use its reasonable best efforts expeditiously and in good faith to ensure that such Members may participate in each such PubCo Offer with respect to such Eligible PubCo Offer Securities without being required to cause the Exchange of Common Units and cancellation of shares of Class C Stock (or, if so required, to ensure that any such Exchange shall be effective only upon, and shall be conditional upon, the closing of such PubCo Offer and only to the extent necessary to tender or deposit to PubCo Offer in accordance with the last sentence of Section 3.6(c), or, as applicable, to the extent necessary to exchange the Eligible PubCo Offer Securities being repurchased).
(l)   No Exchange shall impair the right of the Exchanging Member to receive any distributions payable on the Common Units so redeemed in respect of a record date that occurs prior to the Exchange Date for such Exchange. For the avoidance of doubt, no Exchanging Member, or a Person designated by an Exchanging Member to receive shares of Class A Stock, shall be entitled to receive, with respect to the same fiscal quarter, distributions or dividends both on Common Units redeemed from such Exchanging Member and on shares of Class A Stock received by such Exchanging Member, or other Person so designated, if applicable, in such Exchange, unless the Company makes more than one distribution during any given fiscal quarter.

Section 3.7.   Rights of the Preferred Units.   The Company intends that (x) the rights, preferences and privileges of the Series 4 Preferred Units issued to PubCo, subject to Section 5.2(a), mirror the rights, preferences and privileges of the Series 4 Preferred Stock issued by PubCo, and that at all times the ratio between the number of outstanding Series 4 Preferred Units and the number of outstanding shares of Series 4 Preferred Stock be maintained at 1:1, and (y) the rights, preferences and privileges of the Series 6 Preferred Units issued to PubCo, subject to Section 5.2(a), mirror the rights, preferences and privileges of the Series 6 Preferred Stock issued by PubCo, and that at all times the ratio between the number of outstanding Series 6 Preferred Units and the number of outstanding shares of Series 6 Preferred Stock be maintained at 1:1. Accordingly, the terms and provisions of this Section 3.7 shall be construed in accordance with such intent, and (x) to the extent there is a conflict between the rights, preferences and privileges of the Series 4 Preferred Units under this Agreement and the rights, preferences and privileges of the Series 4 Preferred Stock under the Series 4 Certificate of Designations, the terms of the Series 4 Certificate of Designations shall control, and (y) to the extent there is a conflict between the rights, preferences and privileges of the Series 6 Preferred Units under this Agreement and the rights, preferences and privileges of the Series 6 Preferred Stock under the Series 6 Certificate of Designations, the terms of the Series 6 Certificate of Designations shall control. Subject to the foregoing, the Series 4 Preferred Units and the Series 6 Preferred Units (collectively, the “Preferred Units”) shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:
(a)   Dividends or Other Distributions.
(i)   Series 4 Preferred Units.
(A)   In the event PubCo is required to declare a Dividend (as defined in the Series 4 Certificate of Designations), on or before the date such Dividend is to be paid, the Manager shall cause the Company to make a distribution of cash to PubCo in respect of the Series 4 Preferred Units in an amount equal to the amount to be paid by PubCo in respect of such Dividend, which distribution shall be, for the avoidance of doubt, in addition to any amounts distributable to PubCo pursuant to Section 5.2(a).
(B)   To the extent the holders of the Series 4 Preferred Stock are entitled to participate in any dividends or distributions (whether in cash or other property, but not including dividends or distributions of Class A Stock or other PubCo Equity Securities addressed in Section 3.7(a)(i)(C) to holders of Class A Stock, the Manager shall cause the Company to make a distribution of cash or other property, as applicable, to PubCo in respect of the Series 4 Preferred Units in an amount and type equal to the amount to be paid by PubCo to the holders of the Series 4 Preferred Stock, which distribution shall be in addition to any amounts distributable to PubCo with respect to Series 4 Preferred Units pursuant to Section 5.2(a).
(C)   To the extent the holders of the Series 4 Preferred Stock are entitled to participate in any dividends or distributions of Class A Stock or other PubCo Equity Securities to holders of Class A Stock, consistent with Section 3.4(b), the Manager shall cause the Company to issue to PubCo a number of Common Units or such other Equity Security of the Company, as applicable, equal to the number of shares of Class A Common Stock or other PubCo Equity Security, as applicable, being issued by PubCo to the holders of the Series 4 Preferred Stock.
(ii)   Series 6 Preferred Units.
(A)   In the event PubCo is required to declare a Dividend (as defined in the Series 6 Certificate of Designations), on or before the date such Dividend is to be paid, the Manager shall cause the Company to make a distribution of cash to PubCo in respect of the Series 6 Preferred Units in an amount equal to the amount to be paid by PubCo in respect of such Dividend, which distribution shall be, for the avoidance of doubt, in addition to any amounts distributable to PubCo pursuant to Section 5.2(a).
(B)   To the extent the holders of the Series 6 Preferred Stock are entitled to participate in any dividends or distributions (whether in cash or other property, but not including dividends or distributions of Class A Stock or other PubCo Equity Securities addressed in Section 3.7(a)(ii)(C)) to holders of Class A Stock, the Manager shall cause the Company to make a distribution of cash or other property, as applicable, to PubCo in respect of the Series 6 Preferred Units in an amount and type equal to the amount to be paid by PubCo to the holders of the Series 6 Preferred Stock, which distribution shall be in addition to any amounts distributable to PubCo with respect to Series 6 Preferred Units pursuant to Section 5.2(a).
(C)   To the extent the holders of the Series 6 Preferred Stock are entitled to participate in any dividends or distributions of Class A Stock or other PubCo Equity Securities to holders of Class A Stock, consistent with Section 3.4(b), the Manager shall cause the Company to issue to PubCo a number of Common Units or such other Equity Security of the Company, as applicable, equal to the number of shares of Class A Common Stock or other PubCo Equity Security, as applicable, being issued by PubCo to the holders of the Series 6 Preferred Stock.
(b)   Liquidation.
(i)   Series 4 Preferred Stock.   In the event PubCo is required to make a Series 4 Preferred Stock Liquidation Payment in cash or other property (other than Equity Securities of the Company), on or before the related date fixed for the liquidation, dissolution or winding up of the affairs of PubCo, the Manager shall cause the Company to make a distribution of cash or other property, as applicable, to PubCo in respect of the Series 4 Preferred Units in an amount equal to the amount to be paid by PubCo in respect of such Series 4 Preferred Stock Liquidation Payment, which distribution shall be in addition to any amounts distributable to PubCo with respect to Series 4 Preferred Units pursuant to Section 5.2(a), and/or Section 10.3.
(ii)   Series 6 Preferred Stock.   In the event PubCo is required to make a Series 6 Preferred Stock Liquidation Payment in cash or other property (other than Equity Securities of the Company), on or before the related date fixed for the liquidation, dissolution or winding up of the affairs of PubCo, the Manager shall cause the Company to make a distribution of cash or other property, as applicable, to PubCo in respect of the Series 6 Preferred Units in an amount equal to the amount to be paid by PubCo in respect of such Series 6 Preferred Stock Liquidation Payment, which distribution shall be in addition to any amounts distributable to PubCo with respect to Series 6 Preferred Units pursuant to Section 5.2(a), and/or Section 10.3.
(c)   Conversion.
(i)   Series 4 Preferred Stock.   Consistent with Section 3.4(b) and (c), each time that a share of Series 4 Preferred Stock is converted into one or more shares of Class A Stock, an equal number of Series 4 Preferred Units shall automatically be cancelled in exchange for (without any further action of the Company or PubCo) the issuance to PubCo of a number of Common Units at the same conversion ratio as applied to the conversion of the Series 4 Preferred Stock into Class A Stock.
(ii)   Series 6 Preferred Stock.   Consistent with Section 3.4(b) and (c), each time that a share of Series 6 Preferred Stock is converted into one or more shares of Class A Stock, an equal number of Series 6 Preferred Units shall automatically be cancelled in exchange for (without any further action of the Company or PubCo) the issuance to PubCo of a number of Common Units at the same conversion ratio as applied to the conversion of the Series 6 Preferred Stock into Class A Stock.
(d)   Redemption.
(i)   Series 4 Preferred Stock.   Consistent with Section 3.4(b) and (c), each time that PubCo is required to redeem a share of Series 4 Preferred Stock pursuant to Section 7 of the Series 4 Certificate of Designations, the Company shall redeem an equal number of Series 4 Preferred Units from PubCo in exchange for the same consideration that is to be paid by PubCo in the redemption of the Series 4 Preferred Stock, which shall be in addition to any amounts distributable to PubCo (for further distribution to PubCo) with respect to Series 4 Preferred Units pursuant to Section 5.2(a).
(ii)   Series 6 Preferred Stock.   Consistent with Section 3.4(b) and (c), each time that PubCo is required to redeem a share of Series 6 Preferred Stock pursuant to Section 7 of the Series 6 Certificate of Designations, the Company shall redeem an equal number of Series 6 Preferred Units from PubCo in exchange for the same consideration that is to be paid by PubCo in the redemption of the Series 6

Preferred Stock, which shall be in addition to any amounts distributable to PubCo with respect to Series 6 Preferred Units pursuant to Section 5.2(a).
(e)   Voting.   Except as otherwise required by the Act or other applicable law or in Section 11.1, holders of Preferred Units shall not be entitled to any vote on matters submitted to the Members for approval.
(f)   Exceptions.   Notwithstanding any other provision of this Section 3.7, no distribution, redemption or conversion shall be effected to the extent such distribution, redemption or conversion would render the Company insolvent or violate applicable law or any material restrictions contained in any agreement to which the Company is a party as of the Effective Date (without giving effect to any amendments of such agreement after the Effective Date). The Manager shall not approve, and the Company shall not make, any distribution pursuant to this Section 3.7 at any time that PubCo is not permitted or required to make a dividend or make a liquidating distribution in respect of junior securities pursuant to the Series 4 Certificate of Designations or the Series 6 Certificate of Designations.
ARTICLE IV
CAPITAL ACCOUNTS; ALLOCATIONS OF PROFITS AND LOSSES
Section 4.1.   Capital Accounts.    A Capital Account shall be maintained for each Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and, to the extent consistent with such regulations, the other provisions of this Agreement. For this purpose, the Company may (in the discretion of the Partnership Representative), upon the occurrence of the events specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such Treasury Regulations and Treasury Regulations Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property. The Capital Account balance of each of the Members as of the Effective Time is its respective Effective Time Capital Account Balance set forth on Exhibit A. Thereafter, each Member’s Capital Account shall be (a) increased by (i) allocations to such Member of Profits pursuant to Section 4.2 and any other items of income or gain allocated to such Member pursuant to Section 4.3, (ii) the amount of additional cash or the initial Gross Asset Value of any asset (net of any Liabilities assumed by the Company and any Liabilities to which the asset is subject) contributed to the Company by such Member, and (iii) any other increases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv), and (b) decreased by (i) allocations to such Member of Losses pursuant to Section 4.2 and any other items of deduction or loss allocated to such Member pursuant to the provisions of Section 4.3, (ii) the amount of any cash or the Gross Asset Value of any asset (net of any Liabilities assumed by the Company and any Liabilities to which the asset is subject) distributed to such Member, and (iii) any other decreases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv). In the event of a Transfer of Units made in accordance with this Agreement, the Capital Account of the Transferor that is attributable to the Transferred Units shall carry over to the Transferee Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)(l).
Section 4.2.   Profits and Losses.   After giving effect to the allocations under Section 4.3, Profits and Losses (and, to the extent determined by the Partnership Representative to be necessary and appropriate to achieve the resulting Capital Account balances described below, any allocable items of income, gain, loss, deduction or credit includable in the computation of Profits and Losses) for each Fiscal Year shall be allocated among the Members during such Fiscal Year in a manner such that, after giving effect to the special allocations set forth in Section 4.3 and all distributions through the end of such Fiscal Year, the Capital Account balance of each Member, immediately after making such allocation, is, as nearly as possible, equal to (i) the amount such Member would receive pursuant to Section 10.2(b) if all assets of the Company on hand at the end of such Fiscal Year were sold for cash equal to their Gross Asset Values, all Liabilities of the Company were satisfied in cash in accordance with their terms (limited with respect to each Nonrecourse Liability to the Gross Asset Value of the assets securing such Liability), and all remaining or resulting cash was distributed, in accordance with Section 10.2(b), to the Members immediately after making such allocation, minus (ii) such Member’s share of Company Minimum Gain and Member Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Section 4.3.   Special Allocations.
(a)   Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Members on a pro rata basis in accordance with the number of Units owned by each Member.
(b)   Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). If more than one Member bears the economic risk of loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the economic risk of loss. This Section 4.3(b) is intended to comply with the provisions of Treasury Regulations Section 1.704-2(i) and shall be interpreted consistently therewith.
(c)   Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Agreement to the contrary, if there is a net decrease in Company Minimum Gain during any Fiscal Year (or if there was a net decrease in Company Minimum Gain for a prior Fiscal Year and the Company did not have sufficient amounts of income and gain during prior Fiscal Years to allocate among the Members under this Section 4.3(c)), each Member shall be specially allocated items of Company income and gain for such Fiscal Year in an amount equal to such Member’s share of the net decrease in Company Minimum Gain during such year (as determined pursuant to Treasury Regulations Section 1.704-2(g)(2)). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This section is intended to constitute a minimum gain chargeback under Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.
(d)   Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Agreement except Section 4.3(c), if there is a net decrease in Member Minimum Gain during any Fiscal Year (or if there was a net decrease in Member Minimum Gain for a prior Fiscal Year and the Company did not have sufficient amounts of income and gain during prior Fiscal Years to allocate among the Members under this Section 4.3(d)), each Member shall be specially allocated items of Company income and gain for such year in an amount equal to such Member’s share of the net decrease in Member Minimum Gain (as determined pursuant to Treasury Regulations Section 1.704-2(i)(4)). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This section is intended to constitute a partner nonrecourse debt minimum gain chargeback under Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.
(e)   Notwithstanding any provision hereof to the contrary except Section 4.3(c) and Section 4.3(d), in the event any Member unexpectedly receives any adjustment, allocation or distribution described in paragraph (4), (5) or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), resulting in, or increasing, an Adjusted Capital Account Deficit for such Member, items of Company income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for the Fiscal Year) shall be specially allocated to such Member in an amount and manner sufficient to eliminate any Adjusted Capital Account Deficit of that Member as quickly as possible; provided that an allocation pursuant to this Section 4.3(e) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.3(e) were not in this Agreement. This Section 4.3(e) is intended to constitute a qualified income offset under Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.
(f)   If any Member has an Adjusted Capital Account Deficit at the end of any Fiscal Year that is in excess of the sum of (i) the amount that such Member is obligated to restore and (ii) the amount that the Member is deemed to be obligated to restore pursuant to the penultimate sentence of Treasury Regulations Sections 1.704-2(g)(1) and (i)(5), that Member shall be specially allocated items of Company income, gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.3(f) shall be made only if and to the extent that such Member would have an Adjusted Capital

Account Deficit in excess of such sum after all other allocations provided for in this Article IV have been made as if Section 4.3(e) and this Section 4.3(f) were not in this Agreement.
(g)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to any Member in complete liquidation of such Member’s Interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such item of gain or loss shall be allocated to the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) if such section applies or to the Member to whom such distribution was made if Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.
(h)   The allocations set forth in Section 4.3(a) through Section 4.3(g) (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Regulatory Allocations (and anticipated future Regulatory Allocations) shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocation of other items and the Regulatory Allocations to each Member should be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. This Section 4.3(h) is intended to minimize to the extent possible and to the extent necessary any economic distortions which may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith.
(i)   The Manager may, in its reasonable discretion, cause the Company to make allocations of items of gross income and gain to the holders of Preferred Units to the extent necessary to cause, after taking into account distributions with respect to Preferred Units, and allocations to be made pursuant to Section 4.2, Capital Account balances attributable to Preferred Units, to be, as nearly as possible, equal to amounts distributable with respect to Preferred Units pursuant to Section 10.2(b)(iii).
Section 4.4.   Allocations for Tax Purposes in General.
(a)   Except as otherwise provided in this Section 4.4, each item of income, gain, loss and deduction of the Company for federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated under Section 4.2 and Section 4.3.
(b)   In accordance with Code Section 704(c) and the Treasury Regulations thereunder (including the Treasury Regulations applying the principles of Code Section 704(c) to changes in Gross Asset Values), items of income, gain, loss and deduction with respect to any Company property having a Gross Asset Value that differs from such property’s adjusted federal income tax basis shall, solely for federal income tax purposes, be allocated among the Members to account for any such difference using the methods determined by the Manager to be appropriate and in accordance with the applicable Treasury Regulations.
(c)   Any (i) recapture of Depreciation or any other item of deduction shall be allocated, in accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions (taking into account the effect of allocations under Code Section 704(c)), and (ii) recapture of credits shall be allocated to the Members in accordance with applicable Law.
(d)   Allocations pursuant to this Section 4.4 are solely for purposes of federal, state and local taxes and shall not affect or in any way be taken into account in computing any Member’s Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.
(e)   If, as a result of an exercise of a noncompensatory option to acquire an interest in the Company (including a conversion of any Preferred Units), a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x).

Section 4.5.   Other Allocation Rules.
(a)   The Members are aware of the income tax consequences of the allocations made by this Article IV and the economic impact of the allocations on the amounts receivable by them under this Agreement. The Members hereby agree to be bound by the provisions of this Article IV in reporting their share of Company income and loss for income tax purposes.
(b)   All items of income, gain, loss, deduction and credit allocable to an interest in the Company that may have been Transferred shall be allocated between the Transferor and the Transferee based on the portion of the Fiscal Year during which each was recognized as the owner of such interest; provided, however, that this allocation must be made in accordance with a method permissible under Code Section 706 and the Treasury Regulations thereunder
(c)   The Members’ proportionate shares of the “excess nonrecourse liabilities” of the Company, within the meaning of Treasury Regulations Section 1.752-3(a)(3), shall be allocated to the Members in any manner determined by the Manager and permissible under the Treasury Regulations.
ARTICLE V
DISTRIBUTIONS
Section 5.1.   Distributions.
(a)   Distributions.   To the extent permitted by applicable Law and hereunder, distributions to Members may be declared by the Manager out of funds legally available therefor in such amounts and on such terms (including the payment dates of such distributions) as the Manager shall determine using such record date as the Manager may designate; such distribution shall be made to the Members as of the close of business on such record date on a pro rata basis in accordance with the number of Units owned by each Member (except that repurchases or exchanges made in accordance with Section 3.4(c) or payments made in accordance with Section 6.4 need not be on a pro rata basis) in accordance with the number of Units owned by each Member as of the close of business on such record date; provided, however, that the Company shall have the obligation to make distributions pursuant to Section 6.4; and provided further that, notwithstanding any other provision herein to the contrary, no distributions shall be made to any Member to the extent such distribution would render the Company insolvent and provided further, that no distribution shall be made to the holders of Common Units pursuant to this Section 5.1(a) in respect thereof unless and until all distributions to the holders of Preferred Units have been made in accordance with Section 3.7. For purposes of the foregoing sentence, insolvency means the inability of the Company to meet its payment obligations when due. Promptly following the designation of a record date and the declaration of a distribution pursuant to this Section 5.1, the Manager shall give notice to each Member of the record date, the amount and the terms of the distribution and the payment date thereof.
(b)   Successors.   For purposes of determining the amount of distributions, each Member shall be treated as having made the Capital Contributions and as having received the Distributions made to or received by its predecessors in respect of any of such Member’s Units.
(c)   Distributions In-Kind.   Except as otherwise provided in this Agreement, any distributions may be made in cash or in kind, or partly in cash and partly in kind, as determined by the Manager. To the extent that the Company distributes property in-kind to the Members, the Company shall be treated as making a distribution equal to the Fair Market Value of such property for purposes of Section 5.1(a) and such property shall be treated as if it were sold for an amount equal to its Fair Market Value. Any resulting gain or loss shall be allocated to the Member’s Capital Accounts in accordance with Section 4.2 and Section 4.3.
Section 5.2.   Tax Distributions.   If the amounts distributed to the Members pursuant to Section 5.1(a) of this Agreement during a calendar year as of each Tax Distribution Date with respect to such calendar year are less than the amount that would be distributed pursuant to this Section 5.2, then on each Tax Distribution Date, the Company shall, subject to the availability of funds and to any restrictions contained in any agreement to which the Company is bound, make distributions:
(a)   to PubCo in an amount equal to all of PubCo’s Assumed Tax Liability attributable to the estimated or actual taxable income of the Company, as determined for federal income tax purposes,

allocated to PubCo pursuant to Article IV with respect to its Preferred Units during the Fiscal Year or other taxable period to which the tax-related distribution under this Section 5.2 relates; and
(b)   to the Members on a pro rata basis in accordance with the number of Common Units owned by each Member in an amount sufficient to cause PubCo to receive an aggregate distribution with respect to its Common Units equal to PubCo’s remaining Assumed Tax Liability (after the distribution under Section 5.2(a)) during the Fiscal Year or other taxable period to which the tax-related distribution under this Section 5.2 relates.
Section 5.3.   Distribution Upon Withdrawal.   No withdrawing Member shall be entitled to receive any distribution or the value of such Member’s Interest in the Company as a result of withdrawal from the Company prior to the liquidation of the Company, except as specifically provided in this Agreement.
ARTICLE VI
MANAGEMENT
Section 6.1.   The Manager; Fiduciary Duties.
(a)   The Company shall be managed by a single manager (as such term is defined in the Act) (the “Manager”). Except as otherwise required by Law or for matters in which the vote or approval of any Member is specifically required under this Agreement, (i) the Manager shall have full and complete charge of all affairs of the Company, (ii) the management and control of the Company’s business activities and operations shall rest exclusively with the Manager, and the Manager shall make all decisions regarding the business, activities and operations of the Company (including the incurrence of costs and expenses) in its sole discretion without the consent of any other Member and (iii) the Members (in their capacity as such) shall not participate in the control, management, direction or operation of the activities or affairs of the Company and shall have no power to act for or bind the Company.
(b)   The Manager may be any Person (other than a syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act) and may, but need not be, a Member. PubCo shall be the initial Manager as of the Effective Time and shall serve as the Manager from and after the Effective Time until a successor Manager is duly appointed by PubCo.
(c)   In connection with the performance of its duties as the Manager of the Company, the Manager acknowledges that it will owe to the Members the same fiduciary duties as it would owe to the stockholders of a Delaware corporation if it were a member of the board of directors of such a corporation and the Members were stockholders of such corporation. The parties acknowledge that PubCo, as the initial Manager and for so long as it continues to be the Manager, will take action through its board of directors, and that the members of PubCo’s board of directors will owe comparable fiduciary duties to the stockholders of PubCo.
Section 6.2.   Officers.
(a)   The Manager may appoint, employ or otherwise contract with any Person for the transaction of the business of the Company or the performance of services for or on behalf of the Company, and the Manager may delegate to any such Persons such authority to act on behalf of the Company as the Manager may from time to time deem appropriate.
(b)   Except as otherwise set forth herein, the [President], if appointed by the Manager in its discretion, will be responsible for the general and active management of the business of the Company and its Subsidiaries and will see that all orders of the Manager are carried into effect. The [President] will report to the Manager and have the general powers and duties of management usually vested in the office of [President] of a corporation organized under the DGCL, subject to the terms of this Agreement, and will have such other powers and duties as may be prescribed by the Manager or this Agreement. The [President] will have the power to execute bonds, mortgages and other Contracts requiring a seal, under the seal of the Company, except where required or permitted by Law to be otherwise signed and executed, and except where the signing and execution thereof will be expressly delegated by the Manager to some other Officer or agent of the Company.

(c)   Except as set forth herein, the Manager may appoint Officers at any time, and the Officers may include one or more vice presidents, a secretary, one or more assistant secretaries, a chief financial officer, a general counsel, a treasurer, one or more assistant treasurers, a chief operating officer, an executive chairman, and any other officers that the Manager deems appropriate. Except as set forth herein, the Officers will serve at the pleasure of the Manager, subject to all rights, if any, of such Officer under any Contract of employment. Any individual may hold any number of offices, and an Officer may, but need not, be a Member of the Company. The Officers will exercise such powers and perform such duties as specified in this Agreement or as determined from time to time by the Manager.
(d)   Any Officer may be removed, either with or without cause, by the Manager. Any Officer may resign at any time by giving written notice to the Manager. Any resignation will take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation will not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any Contract to which the Officer is a party or under applicable Law. A vacancy in any office because of death, resignation, removal, disqualification or any other cause will be filled in the manner prescribed in this Agreement for regular appointments to that office.
Section 6.3.   Warranted Reliance by Officers on Others.   In exercising their authority and performing their duties under this Agreement, the Officers shall be entitled to rely on information, opinions, reports, or statements of the following persons or groups unless they have actual knowledge concerning the matter in question that would cause such reliance to be unwarranted:
(a)   one or more employees or other agents of the Company or in subordinates whom the Officer reasonably believes to be reliable and competent in the matters presented; and
(b)   any attorney, public accountant, or other Person as to matters which the Officer reasonably believes to be within such person’s professional or expert competence.
Section 6.4.   Indemnification.
(a)   Subject to the limitations and conditions provided in this Section 6.4, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (each, a “Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact he, she or it, or a Person of which he, she or it is the legal representative, is or was a Member (or an Affiliate thereof), the Manager or an Officer (each, a “Company Indemnitee”), in each case, shall be indemnified by the Company to the fullest extent permitted by applicable Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such Law permitted the Company to provide prior to such amendment) against all judgment, penalties (including excise and similar taxes and punitive damages), fines, settlement and expenses (including attorneys’ fees and expenses) actually incurred by such Company Indemnitee in connection with such Proceeding, appeal, inquiry or investigation, if such Company Indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to a criminal proceeding, having had no reasonable cause to believe such Company Indemnitee’s conduct was unlawful. Expenses incurred by a Company Indemnitee who was, is or is threatened to be made a named defendant or respondent in a Proceeding shall be paid by the Company in advance of the final disposition of the Proceeding upon receipt of an undertaking by or on behalf of such Company Indemnitee to repay such amount if it shall ultimately be determined that he, she or it is not entitled to be indemnified by the Company. Indemnification under this Section 6.4 shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Section 6.4 shall be deemed contract rights, and no amendment, modification or repeal of this Section 6.4 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Section 6.4 could involve indemnification for negligence or under theories of strict liability. The right to indemnification and the advancement of expenses conferred in this Section 6.4 shall not be exclusive of any other rights which any Person may have or hereafter acquire under any statute, agreement, bylaw, action by the Manager or otherwise and such rights shall continue as to a Company Indemnitee who has ceased to be a director, manager, officer, employee or agent and shall inure to the benefit of the Company Indemnitee’s heirs, estate, executors, administrators and legal representatives.
(b)   The Company shall indemnify PubCo for any MDC Pre-Closing Tax and New MDC Pre-Closing Tax (each, as defined in the Transaction Agreement), and shall make such payments to any applicable tax authority or PubCo, as contemplated by Section 8.03(c) of the Transaction Agreement; provided, for clarity, no amount shall be payable to PubCo under this Section 6.4(b) to the extent the MDC Pre-Closing Tax or New MDC Pre-Closing Tax, as the case may be, has been paid by the Company directly to the applicable tax authority or the adjustments giving rise to such MDC Pre-Closing Tax or New MDC Pre-Closing Tax, as the case may be, have been taken into account in clause (y) of the proviso to the definition of Assumed Tax Liability.
Section 6.5.   Maintenance of Insurance or Other Financial Arrangements.   In compliance with applicable Law, the Company (with the approval of the Manager) may purchase and maintain insurance or make other financial arrangements on behalf of any Person who is or was a Member, employee or agent of the Company or the Manager, or at the request of the Company is or was serving as a manager, director, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, for any Liability asserted against such Person and Liability and expenses incurred by such Person in such Person’s capacity as such, or arising out of such Person’s status as such, whether or not the Company has the authority to indemnify such Person against such Liability and expenses.
Section 6.6.   Resignation of Manager; Vacancy.   The Manager may resign as the Manager at any time; provided, however, that no (i) such resignation or removal shall be effective until a successor Manager has been duly appointed by PubCo, and (ii) PubCo shall not resign as the Manager for so long as PubCo is a Member.
Section 6.7.   No Inconsistent Obligations.   The Manager represents that it does not have any Contracts, other agreements, duties or obligations that are inconsistent with its duties and obligations (whether or not in its capacity as Manager) under this Agreement and covenants that, except as permitted by Section 6.1, it will not enter into any Contracts or other agreements or undertake or acquire any other duties or obligations that are inconsistent with such duties and obligations.
Section 6.8.   Compensation; Certain Costs and Expenses.   The Manager shall not be compensated for its services as the Manager of the Company. The Company shall (i) pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants or other professionals and the compensation of all personnel providing services to the Company) incurred in pursuing and conducting, or otherwise related to, the activities of the Company, and (ii) in the sole discretion of the Manager, bear and/or reimburse the Manager for any costs, fees or expenses incurred by it in connection with serving as the Manager. To the extent that the Manager determines in good faith that such expenses are related to the business and affairs of the Manager that are conducted through the Company and/or its Subsidiaries (including expenses that relate to the business and affairs of the Company and/or its Subsidiaries and that also relate to other activities of the Manager), the Manager may cause the Company to pay or bear all expenses of the Manager, including, without limitation, costs of securities offerings not borne directly by the Members, board of directors’ compensation and meeting costs, cost of periodic reports to its stockholders, litigation costs and damages arising from litigation, accounting and legal costs and franchise taxes.
ARTICLE VII
ROLE OF MEMBERS
Section 7.1.   Rights or Powers.   The Members, acting in their capacity as Members, shall not have any right or power to take part in the management or control of the Company or its business and affairs or to act for or bind the Company in any way. Notwithstanding the foregoing, the Members have all the rights and powers specifically set forth in this Agreement and, to the extent not inconsistent with this Agreement, in the Act. A Member, any Affiliate thereof or an employee, stockholder, agent, director or officer of a Member or any Affiliate thereof, may also be the Manager or an employee, or be retained as an agent of, the Company, the Manager or any of their respective Affiliates. The existence of these relationships and acting in such capacities will not result in the Member (in its capacity as such) being deemed to be participating in the control of the business of the Company or otherwise affect the limited liability of the Member. Except as specifically provided herein, a Member shall not, in its capacity as a Member, take part in the operation, management or control of the Company’s business, transact any business in the Company’s name or have the power to sign documents for or otherwise bind the Company
Section 7.2.   Voting.
(a)   Meetings of the Members may be called by the Manager and shall be called by the Manager upon the written request of Members holding at least 10% of the outstanding Units. Such request shall state the location of the meeting and the nature of the business to be transacted at the meeting. Written notice of any such meeting shall be given to all Members not less than two Business Days nor more than 30 days prior to the date of such meeting. Members may vote in person, by proxy or by telephone at any meeting of the Members and may waive advance notice of such meeting. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of the Members or may be given in accordance with the procedure prescribed in this Section 7.2. Except as otherwise expressly provided in this Agreement, the affirmative vote of the Members holding a majority of the outstanding Common Units shall constitute the act of the Members; provided, that notwithstanding anything to the contrary herein, the Common Units held by Stagwell or any Transferee thereof shall have no voting rights except as expressly set forth in this Agreement.
(b)   Each Member may authorize any Person or Persons to act for it by proxy on all matters in which such Member is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by such Member or its attorney-in-fact. Every proxy shall be revocable at the pleasure of the Member executing it.
(c)   Each meeting of Members shall be conducted by an Officer designated by the Manager or such other individual person as the Manager deems appropriate.
(d)   Any action required or permitted to be taken by the Members may be taken without a meeting if the requisite Members whose approval is necessary consent thereto in writing.
Section 7.3.   Various Capacities.   The Members acknowledge and agree that the Members or their Affiliates will from time to time act in various capacities, including as a Member and as the Partnership Representative.
Section 7.4.   Withdrawal of PubCo.   PubCo shall not, by any means, withdraw as a Member or otherwise cease to be a Member except in compliance with this Section 7.4. No withdrawal of PubCo as a Member or other cessation of PubCo to be a Member shall be effective unless (a) proper provision is made, in compliance with this Agreement, so that the obligations of PubCo and the rights of all Members under this Agreement and applicable Law remain in full force and effect, and (b) PubCo or its successor, as applicable, provides all other Members with contractual rights, directly enforceable by such other Members against PubCo or its successor, as applicable, to cause PubCo to comply with all of PubCo’s obligations under this Agreement (including its obligations under Section 3.6) (other than in its capacity as Manager, if applicable).
Section 7.5.   Reclassification Events of PubCo.   If a Reclassification Event occurs, the Manager, PubCo and PubCo or its successor, as the case may be, shall, as and to the extent necessary, amend this Agreement in compliance with Section 11.1, and enter into any necessary supplementary or additional agreements, to ensure that, following the effective date of the Reclassification Event: (i) upon any Exchange pursuant to Section 3.6, the Exchanging Member shall be entitled to receive, for each Common Unit and share of Class C Stock subject to such Exchange, the same amount and same type of property, securities or cash (or combination thereof) that one share of Class A Stock becomes exchangeable for or converted into as a result of the Reclassification Event and (ii) PubCo or the successor to PubCo, as applicable, is obligated to deliver such property, securities or cash upon such Exchange. PubCo shall not consummate or agree to consummate any Reclassification Event unless the successor Person, if any, becomes obligated to comply with the obligations of PubCo (in whatever capacity) under this Agreement.
Section 7.6.   Investment Opportunities.   To the fullest extent permitted by applicable Law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Company or any of the Members or officers of the Company, or any of their respective Affiliates (other than PubCo in its capacity as Manager), in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Agreement or in the future, and the Company renounces any expectancy that any of the Members or the Officers of the Company (other than PubCo in its capacity as Manager) will offer any such corporate opportunity of which he, she or it may become aware to the Company, except, the doctrine of corporate opportunity shall apply with respect to any of the Members and Officers of the Company with respect to a corporate opportunity that was offered to such Person solely in his, her or its capacity as a Manager, Member or Officer of the Company and (a) such opportunity is one the Company is legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue and (b) the Manager, Member or Officer is permitted to refer that opportunity to the Company without violating any legal obligation.
Section 7.7.   Limitation of Liability and Duties of Members.
(a)   Except as provided in this Agreement or in the Act, no Member (including the Manager) shall be obligated personally for any debts, obligation or liability solely by reason of being a Member or acting as the Manager of the Company. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.
(b)   In accordance with the Act and the laws of the State of Delaware, a Member may, under certain circumstances, be required to return amounts previously distributed to such Member. To the extent that a Member may be obligated under the Act or other Delaware law to return to or for the benefit of the Company any distribution made by the Company to or for the benefit of such Member, to the fullest extent permitted by Law, such obligation shall be deemed to be compromised within the meaning of Section 18-502(b) of the Act so that, except as required by Law, the Members to whom money or property is distributed shall not be obligated to return such money or property to the Company or any other Person. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.
(c)   Notwithstanding any other provision of this Agreement or any duty otherwise existing at Law, in equity or otherwise, the parties hereby agree that the Members (including any Member’s Affiliate or any managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Member or any Affiliate of a Member), but excluding PubCo in its capacity as Manager, shall, to the maximum extent permitted by Law, including Section 18-1101(c) of the Act, owe no duties (including fiduciary duties) to the Company, the other Members or any other Person who is a party to or otherwise bound by this Agreement. To the extent that, at Law or in equity, any Member (including any Member’s Affiliate or any managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Member or any Affiliate of a Member), other than PubCo in its capacity as Manager, has duties (including fiduciary duties) and liabilities relating thereto to the Company, to another Member or to another Person who is a party to or otherwise bound by this Agreement, the Members (including any Member’s Affiliate or any managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Member or any Affiliate of a Member) acting under this Agreement other than PubCo in its capacity as Manager will not be liable to the Company, to any such other Member or to any such other Person who is a party to or otherwise bound by this Agreement, for their good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities relating thereto of any Member (including any Member’s Affiliate or any managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Member or any Affiliate of a Member) otherwise existing at Law, in equity or otherwise, other than PubCo in its capacity as Manager, are agreed by the parties hereto to replace to that extent such other duties and liabilities of the Members relating thereto.

ARTICLE VIII
TRANSFERS OF INTERESTS
Section 8.1.   Restrictions on Transfer.
(a)   Except as provided in Section 3.6 and except for Transfers by a Member to a Permitted Transferee, no Member shall Transfer all or any portion of its Interest without the prior written consent of the Manager in its sole discretion. If, notwithstanding the provisions of this Section 8.1(a), all or any portion of a Member’s Interests are Transferred in violation of this Section 8.1(a), involuntarily, by operation of Law or otherwise, then without limiting any other rights and remedies available to the other parties under this Agreement or otherwise, the Transferee of such Interest (or portion thereof) shall not be admitted to the Company as a Member or be entitled to any rights as a Member hereunder, and the Transferor will continue to be bound by all obligations hereunder, unless and until the Manager consents in writing to such admission, which consent shall be granted or withheld in the Manager’s sole discretion. Any attempted or purported Transfer of all or a portion of a Member’s Interests in violation of this Section 8.1(a) shall be null and void and of no force or effect. For the avoidance of doubt, the restrictions on Transfer contained in this Article VIII shall not apply to the Transfer of any capital stock of PubCo; provided that no shares of Class C Stock may be Transferred unless a corresponding number of Units are Transferred therewith in accordance with this Agreement.
(b)   In addition to any other restrictions on Transfer herein contained, including the provisions of this Article VIII, in no event may any Transfer or assignment of Interests by any Member be made (i) to any Person who lacks the legal right, power or capacity to own Interests; (ii) if in the opinion of legal counsel or a qualified tax advisor to the Company such Transfer presents a material risk that such Transfer would cause the Company to cease to be classified as a partnership for federal income tax purposes or to be classified as a publicly traded partnership within the meaning of Section 7704(b) of the Code for federal income tax purposes; (iii) if such Transfer would cause the Company to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3 (14) of ERISA) or a “disqualified person” (as defined in Section 4975(e)(2) of the Code); (iv) if such Transfer would, in the opinion of counsel to the Company, cause any portion of the assets of the Company to constitute assets of any employee benefit plan pursuant to the Plan Asset Regulations or otherwise cause the Company to be subject to regulation under ERISA; (v) if such Transfer requires the registration of such Interests or any Equity Securities issued upon any exchange of such Interests, pursuant to any applicable federal or state securities Laws; (vi) if such Transfer subjects the Company to regulation under the Investment Company Act or the Investment Advisors Act of 1940, each as amended (or any succeeding law); or (vii) until the transferring Member provides the Company a duly executed IRS Form W-9, Request for Taxpayer Identification Number and Certification, dated as of the Closing Date that satisfies the requirements of Treasury Regulation Sections 1.1445-2(b)(2)(v) and 1.1446(f)-5(b).
Section 8.2.   Notice of Transfer.   Other than in connection with Transfers made pursuant to Section 3.6, each Member shall, after complying with the provisions of this Agreement, but in any event no later than five Business Days prior to any Transfer of Interests, give written notice to the Company of such Transfer. Each such notice shall describe the manner and circumstances of the Transfer.
Section 8.3.   Transferee Members.   A Transferee of Interests pursuant to this Article VIII shall have the right to become a Member only if (i) the requirements of this Article VIII are met, (ii) such Transferee executes a Joinder or another instrument reasonably satisfactory to the Manager agreeing to be bound by the terms and provisions of this Agreement and assuming all of the Transferor’s then existing and future Liabilities arising under or relating to this Agreement, (iii) such Transferee represents that the Transfer was made in accordance with all applicable securities Laws, and (iv) if such Transferee or his or her spouse is a resident of a community property jurisdiction, then such Transferee’s spouse shall also execute an instrument reasonably satisfactory to the Manager agreeing to be bound by the terms and provisions of this Agreement to the extent of his or her community property or quasi-community property interest, if any, in such Member’s Interest. Unless agreed to in writing by the Manager, the admission of a Member shall not result in the release of the Transferor from any Liability that the Transferor may have to each remaining Member or to the Company under this Agreement (but only to the extent existing or relating to acts or omissions that existed on or prior to such admission date) or under any other Contract between the Manager, the Company or any of its Subsidiaries, on one hand, and such Transferor or any of its Affiliates, on the other hand. Notwithstanding anything to the contrary in this Section 8.3, and except as otherwise provided in this Agreement, following a Transfer by one or more Members (or a transferee of the type described in this sentence) to an Permitted Transferee of all or substantially all of their Interests, such transferee shall succeed to all of the rights of such Member(s) under this Agreement.
Section 8.4.   Legend.   Each certificate representing a Unit, if any, will be stamped or otherwise imprinted with a legend in substantially the following form:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.
THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT.
THE TRANSFER AND VOTING OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF [MIDAS OPCO HOLDINGS LLC] DATED AS OF [•], BY AND AMONG [MIDAS OPCO HOLDINGS LLC] AND THE MEMBERS LISTED THEREIN, AS IT MAY BE AMENDED, SUPPLEMENTED AND/OR RESTATED FROM TIME TO TIME, AND NO TRANSFER OF THESE SECURITIES WILL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF [MIDAS OPCO HOLDINGS LLC].”
ARTICLE IX
ACCOUNTING
Section 9.1.   Books of Account.   The Company shall, and shall cause each Subsidiary to, maintain true books and records of account in which full and correct entries shall be made of all its business transactions pursuant to a system of accounting established and administered in accordance with GAAP, and shall set aside on its books all such proper accruals and reserves as shall be required under GAAP.
Section 9.2.   Tax Elections.   The Company shall make the following elections on the appropriate forms or tax returns:
(a)   to adopt the calendar year as the Company’s Fiscal Year, if permitted under the Code;
(b)   to adopt the accrual method of accounting for federal income tax purposes;
(c)   to elect to amortize the organizational expenses of the Company as permitted by Code Section 709(b);
(d)   to make an election described in Section 754 of the Code for the Company and for any eligible Subsidiary (which the Company shall ensure that it and any eligible Subsidiary has in effect at all times); and
(e)   any other election the Partnership Representative may deem appropriate in its sole discretion.
Section 9.3.   Tax Returns.   The Partnership Representative shall arrange, at the Company’s expenses, for the preparation and timely filing of all income and other tax and informational returns of the Company. The Company shall use commercially reasonable best efforts to deliver, or cause to be delivered, within 90 days after the end of each of the Company’s Fiscal Year, to each Person who was a Member at any time during such Fiscal Year, all information reasonably necessary related to the Company for the preparation of such Person’s United States federal and applicable state income tax returns with respect to such Person’s Units. Each Member shall notify the other Members upon receipt of any notice of any material income tax examination of the Company by U.S. federal, state or local authorities. Subject to the terms and conditions of this Agreement, in its capacity as Partnership Representative, PubCo shall have the authority to prepare the tax returns of the Company using such permissible methods and elections as it determines in its reasonable discretion; provided, however, that the PubCo shall first consult with and consider in good faith any comments of any Member that is materially adversely and disproportionately affected by any such method or election.

Section 9.4.   Partnership Representative.
(a)   PubCo shall act as the Partnership Representative and in such role shall have the authority to appoint the “designated individual” of the Partnership for purposes of Subchapter C of Chapter 63 of the Code and the Treasury Regulations relating thereto . The Partnership Representative shall be responsible for making all decisions, filing all elections and taking all other actions, in each case related to any audit, examination, litigation or other tax-related proceeding, or otherwise related to its role as “partnership representative” pursuant to Sections 6221 through 6231 of the Code, in its sole discretion. Each Member shall indemnify and reimburse the Company to the extent the Company is required to make any payment for taxes, interest, additions to tax or penalties or with respect to a Member’s share of any adjustment to income, gain, loss, deduction or credit as determined in the reasonable good faith discretion of the Partnership Representative. To the fullest extent permitted by applicable Law, a Member’s obligations under this Section 9.4 shall survive the dissolution, liquidation, termination and winding-up of the Company and shall survive, as to each Member, such Member’s withdrawal from the Company or termination of the Member’s status as a Member. Any reasonable, documented cost or expense incurred by the Partnership Representative or the “designated individual” in connection with the roles and responsibilities described in this Section 9.4 shall be borne by the Company. The Members agree to reasonably cooperate with the Company, the Partnership Representative and the “designated individual” as necessary to carry out the intent of this Section 9.4.
(b)   The Partnership Representative shall promptly deliver to each of the other Members a copy of all notices, communications, reports and writings received from the IRS relating to or reasonably expected to result in an adjustment of Company items, and keep each of the Members advised of all material developments with respect to any proposed adjustments which come to its attention; provided, however, that so long as Stagwell or any of its Permitted Transferees is a Member holding at least 30% of the Common Units of the Company, Stagwell shall have the right to observe and participate through representatives of its own choosing (at their sole expense) in any tax proceedings. In respect of any administrative or judicial proceeding with respect to tax periods during which Stagwell owned at least 30% of the Common Units of the Company, the Partnership Representative may not settle any such administrative or judicial proceeding or enter into any agreement (including extending the period of limitations) with the IRS, in each case, without the prior written consent of Stagwell, which consent shall not be unreasonably withheld, delayed or conditioned. Nothing herein shall diminish, limit or restrict the rights of any Member under Subchapter C, Chapter 63, Subtitle F of the Code.
Section 9.5.   Withholding Tax Payments and Obligations.
(a)   If the Company receives proceeds in respect of which a tax has been withheld, the Company shall be treated as having received cash in an amount equal to the amount of such withheld tax, and, for all purposes of this Agreement but subject to Section 9.5(d), each Member shall be treated as having received a distribution pursuant to Section 5.1 equal to the portion of the withholding tax allocable to such Member, as determined by the Partnership Representative in its discretion.
(b)   The Company is authorized to (i) withhold from distributions to a Member and with respect to any Exchange and to pay over to any Governmental Entity any amount required to be so withheld pursuant to the Code or any other federal, foreign, state, or local Law and (ii) make payments to any Governmental Entity with respect to any foreign, federal, state or local tax liability of a Member arising as a result of such Member’s interest in the Company (a “Withholding Payment”). A Withholding Payment shall include any “imputed underpayment” within the meaning of Code Section 6225 paid (or payable) by the Company as a result of an adjustment with respect to any partnership item, including any interest or penalties with respect to any such adjustment (collectively, an “Imputed Underpayment Amount”). The Partnership Representative shall reasonably determine the portion of any Imputed Underpayment Amount that is attributable to each Member (including a former Member and such former Member’s assignee(s) or transferee(s)). An Imputed Underpayment Amount shall include any “imputed underpayment” within the meaning of Code Section 6225 paid (or payable) by any entity treated as a partnership for federal income tax purposes in which the Company holds (or has held) a direct or indirect interest, other than through entities treated as corporations for federal income tax purposes, to the extent that the Company bears the economic burden of such amounts, whether by Law or agreement.

(c)   Neither the Company nor the Partnership Representative shall be liable for any excess taxes withheld in respect of any Member, and, in the event of overwithholding, a Member’s sole recourse shall be to apply for a refund from the appropriate Governmental Entity.
(d)   Any taxes or amounts withheld pursuant to this Section 9.5 shall be treated as if distributed to the relevant Member to the extent an amount equal to such withheld taxes or amounts would then be distributable to such Member, and, to the extent in excess of such distributable amounts, as a demand loan payable by the Member to the Company with interest at the Prime Rate in effect from time to time, compounded annually. The Partnership Representative may, in its sole discretion, either demand payment of the principal and accrued interest on such demand loan at any time, and enforce payment thereof by legal process, or may withhold from one or more distributions to a Member amounts sufficient to satisfy such Member’s obligations under any such demand loan.
(e)   If the Company is required by Law to make any payment to a Governmental Entity that is specifically attributable to a Member or a Member’s status as such (including federal withholding taxes, state personal property taxes, state unincorporated business taxes, or the portion of an Imputed Underpayment Amount attributable to such Member), then such Member shall indemnify and contribute to the Company in full for the entire amount of taxes paid (plus interest, penalties and related expenses if the failure of the Company to make such payment is due to the fault of the Member), which payment shall not be deemed a Capital Contribution for purposes of this Agreement.
(f)   Without limiting the obligations of any Member pursuant to this Section 9.5, the Manager may offset distributions to which a Member is otherwise entitled under this Agreement against such Member’s obligation to indemnify the Company under this Section 9.5(e).
(g)   The obligations of each Member pursuant to this Section 9.5 shall survive the withdrawal of any Member or the transfer of any Member’s Units and shall apply to any current or former Member.
ARTICLE X
DISSOLUTION AND TERMINATION
Section 10.1.   Liquidating Events.   The Company shall dissolve and commence winding up and liquidating upon the first to occur of the following (“Liquidating Events”):
(a)   The determination of the Manager to dissolve, wind up and liquidate the Company; provided, however, if such dissolution, wind up or liquidation is to be effective prior to the fifth Business Day after the first anniversary of the date of this Agreement, such determination shall require the approval of the Majority Members; provided further, however, that the Manager shall provide written notice to each of the Members not less than 30 days prior to commencing any such dissolution to provide the opportunity for any such Member to exercise its Exchange Right in advance of any such dissolution;
(b)   a dissolution of the Company under Section 18-801(4) of the Act; or
(c)   the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act.
The Members hereby agree that the Company shall not dissolve prior to the occurrence of a Liquidating Event and that no Member shall seek a dissolution of the Company, under Section 18-802 of the Act or otherwise, other than based on the matters set forth in subsections (a) and (b) above. If it is determined by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of a Liquidating Event, the Members hereby agree to continue the business of the Company without a winding up or liquidation. In the event of a dissolution pursuant to Section 10.1(a), the relative economic rights of each class of Units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to distributions made to Members pursuant to Section 10.2 in connection with such dissolution, taking into consideration tax and other legal constraints that may adversely affect one or more parties to such dissolution and subject to compliance with applicable Laws and regulations, unless, with respect to any class of Units, holders of a majority of the Units of such class consent in writing to a treatment other than as described above.

Section 10.2.   Procedure.
(a)   In the event of the dissolution of the Company for any reason, the Manager (or the Manager may appoint one or more Persons to act as liquidator, and shall appoint such a liquidator in the event the Manager is bankrupt) (as applicable, the “Winding-Up Person”) shall commence to wind up the affairs of the Company and to liquidate the Company’s investments. Subject to Section 10.3(a), such Winding-Up Person shall have reasonable discretion to determine in good faith the time, manner and terms of any sale or sales of the property or other assets pursuant to such liquidation, having due regard to the activity and condition of the relevant market and general financial and economic conditions. The Members shall continue to share profits, losses and distributions during the Fiscal Year of dissolution and liquidation in the same manner and proportion as though the Company had not dissolved. The Company shall engage in no further business except as may be necessary, in the reasonable discretion of the Winding-Up Person to preserve the value of the Company’s assets during the Fiscal Year of dissolution and liquidation.
(b)   Following the payment of all expenses of liquidation and the allocation of all Profits and Losses as provided in Article IV, the proceeds of the liquidation and any other funds of the Company shall be distributed in the following order of priority:
(i)   First, to the payment and discharge of all of the Company’s debts and Liabilities to creditors (whether third parties or Members), in the order of priority as provided by Law, except any obligations to the Members in respect of their Capital Accounts;
(ii)   Second, to set up such cash reserves which the Manager reasonably deems necessary for contingent or unforeseen Liabilities or future payments described in Section 10.2(b)(i) (which reserves when they become unnecessary shall be distributed in accordance with the provisions of subsection (iii), below); and
(iii)   Third, subject to Section 5.2(b), (A) first, to PubCo in respect of its Preferred Units, until PubCo has received an amount equal to the total amount that would then be required to be distributed by the Company to PubCo pursuant to Section 3.7(b) if PubCo were required to make on the date of the distribution pursuant to this Section 10.2(b)(iii) (1) a Series 4 Preferred Stock Liquidation Payment on the date of the distribution pursuant to this Section 10.2(b)(iii) and (2) a Series 6 Preferred Stock Liquidation Payment (without duplication of any amounts actually distributed to PubCo pursuant to Section 3.7(b)), and (B) the balance to the Members, pro rata in proportion to their respective ownership of Common Units.
(c)   No Member shall have any right to demand or receive property other than cash upon dissolution and termination of the Company.
(d)   Upon the completion of the liquidation of the Company and the distribution of all Company funds, the Company shall terminate and the Winding-Up Person shall have the authority to execute and record a certificate of cancellation of the Company, as well as any and all other documents required to effectuate the dissolution and termination of the Company.
Section 10.3.   Rights of Members.
(a)   Each Member irrevocably waives any right that it may have to maintain an action for partition with respect to the property of the Company.
(b)   Except as otherwise provided in this Agreement, (i) each Member shall look solely to the assets of the Company for the return of its Capital Contributions, and (ii) no Member shall have priority over any other Member as to the return of its Capital Contributions, distributions or allocations.
Section 10.4.   Notices of Dissolution.   In the event a Liquidating Event occurs or an event occurs that would, but for the provisions of Section 10.1, result in a dissolution of the Company, the Company shall, within 30 days thereafter, (a) provide written notice thereof to each of the Members and to all other parties with whom the Company regularly conducts business (as determined in the discretion of the Manager), and (b) comply, in a timely manner, with all filing and notice requirements under the Act or any other applicable Law.

Section 10.5.   Reasonable Time for Winding Up.   A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets in order to minimize any losses that might otherwise result from such winding up.
Section 10.6.   No Deficit Restoration.   No Member shall be personally liable for a deficit Capital Account balance of that Member, it being expressly understood that the distribution of liquidation proceeds shall be made solely from existing Company assets.
Section 10.7.   Distributions In Kind.   Subject to the order of priorities in Section 10.2(b), the Winding-Up Person may, in its reasonable discretion, distribute to the Members, in lieu of cash, either (i) all or any portion of the remaining Company assets in-kind in accordance with Section 10.2(b)(iii), (ii) as tenants in common in accordance with the provisions of Section 10.2(b)(iii), undivided interest in all or a portion of such Company assets or (iii) a combination of the foregoing. Any such distributions to the Members in kind shall be subject to (x) such conditions relating to the disposition and management of such assets as the Winding-Up Person deems reasonable and equitable and (y) the terms and conditions of any agreements governing such assets (or the operation of or holders thereof) as such time.
ARTICLE XI
GENERAL
Section 11.1.   Amendments; Waivers.
(a)   The terms and provisions of this Agreement may be waived, modified or amended (including by means of merger, consolidation or other business combination to which the Company is a party) solely with the approval of the Manager; provided, that no amendment to this Agreement may:
(i)   modify the limited liability of any Member, or increase the Liabilities or obligations of any Member, in each case, without the consent of each such affected Member;
(ii)   materially alter or change any rights, preferences or privileges of any Interests in a manner that is different or prejudicial relative to any other Interests, without the approval of a majority in interest of the Members holding the Interests affected in such a different or prejudicial manner;
(iii)   materially alter or change any rights, preferences or privileges of any holder of a class of Interests in a manner that is different or prejudicial relative to any holder of the same class of Interests without the consent of the holder of such Interests affected in such a different or prejudicial manner; or
(iv)   modify any of the terms and conditions of this Agreement which terms and conditions expressly require the approval or action of certain Persons without obtaining the consent of the requisite number or specified percentage of such Persons who are entitled to approve or take action on such matter.
(b)   Notwithstanding the foregoing subsection (a), (i) the Manager, acting alone, may amend this Agreement to reflect the admission of new Members, Transfers of Interests, the issuance of additional Units or Equity Securities, as provided by the terms of this Agreement, and, subject to Section 11.1(a), subdivisions or combinations of Units made in compliance with Section 3.4(d), and (ii) the Manager or its successor, as applicable, acting without any other Member, may amend this Agreement as and to the extent required by Section 7.5.
(c)   Any failure of any of the parties hereto to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived at any time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.
Section 11.2.   Further Assurances.   Each party hereto agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by Law or as, in the reasonable judgment of such party, may be necessary or advisable to carry out the intent and purposes of this Agreement.
Section 11.3.   Successors and Assigns.   All of the terms and provisions of this Agreement shall be binding upon the parties hereto and their respective successors and assigns, but shall inure to the benefit of and be enforceable by the successors and assigns of any Member only to the extent that they are permitted successors and assigns pursuant to the terms hereof. No party may assign its rights hereunder except as herein expressly permitted.
Section 11.4.   Entire Agreement.   This Agreement, together with all Exhibits hereto, constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings (both written and oral) among the parties with respect to the subject matter of this Agreement.
Section 11.5.   Rights of Members Independent.   The rights available to the Members under this Agreement and at Law shall be deemed to be several and not dependent on each other and each such right accordingly shall be construed as complete in itself and not by reference to any other such right. Any one or more and/or any combination of such rights may be exercised by a Member and/or the Company from time to time and no such exercise shall exhaust the rights or preclude another Member from exercising any one or more of such rights or combination thereof from time to time thereafter or simultaneously.
Section 11.6.   Governing Law; Jurisdiction; Specific Performance; Waiver of Jury Trial.
(a)   This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
(b)   All actions arising out of, relating to or in connection with this this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware (the “Chancery Court”) and any state appellate court therefrom within the State of Delaware (or if, but only if, the Chancery Court lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware and any appellate court therefrom). Each of the parties hereto (i) irrevocably submits itself to the personal jurisdiction of the Chancery Court or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware and any appellate court therefrom with respect to any dispute arising out of, relating to or in connection with this Agreement, (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any action or proceeding arising out of, relating to or in connection with this Agreement, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding arising out of, relating to or in connection with this Agreement is brought in an inconvenient forum, that the venue of the action or proceeding arising out of, relating to or in connection with this Agreement is improper, or that this Agreement may not be enforced in or by the above-named courts, and (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement in any court other than the courts of the State of Delaware, as described above. Nothing in this Section 11.6 shall prevent any party from bringing an action or proceeding in any jurisdiction to enforce any judgment of the Chancery Court or any other state or federal court located in the State of Delaware, as applicable. Each of the parties hereto hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 11.9 shall be effective service of process for any suit or Proceeding in connection with this Agreement or any of the transactions contemplated hereby.
(c)   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach, in each case, without the posting of any bond or other security.

(d)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 11.6(d).
Section 11.7.   Headings.   The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.
Section 11.8.   Counterparts.   This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.
Section 11.9.   Notices.   Each notice, request, demand or other communication under this Agreement shall be in writing and shall be deemed to have been duly given, delivered or made as follows: (a) if delivered by hand, when delivered; (b) if sent by facsimile transmission before 5:00 p.m. on a Business Day in the delivery location, when transmitted and receipt is confirmed; (c) if sent by facsimile transmission after 5:00 p.m. on a Business Day in the delivery location or on a day other than a Business Day and receipt is confirmed, on the following Business Day; (d) if sent via an overnight international courier service, the Business Day after being delivered to such courier; and (e) if sent by email, when sent, provided that (i) the subject line of such email states that it is a notice delivered pursuant to this Agreement and (ii) the sender of such email does not receive a written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address, facsimile number or email address set forth beneath the name of such party below (or to such other address, facsimile number or email address as such party shall have specified in a written notice given to the other parties hereto):
if to the Company, PubCo or PubCo, addressed to it at:
c/o [                 ]
[                 ]
[                 ]
Attn: [                 ]
Email: [                 ]
or, if to a Member other than PubCo, addressed to it at the address for such Member set forth in the Unit Register;
or, in each case to such other address or to such other Person as such party shall have last designated by such notice to the other parties.
Section 11.10.   Representation By Counsel; Interpretation.   The parties acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived.

Section 11.11.   Severability.   If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties hereto shall be construed and enforced accordingly.
Section 11.12.   Expenses.   Except as otherwise specifically provided herein, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.
Section 11.13.   No Third-Party Beneficiaries.   Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.
[Signatures pages follow]

IN WITNESS WHEREOF, each of the parties hereto has executed, or caused to be executed by its duly authorized represented, this Amended and Restated Limited Liability Company Agreement as of the day and year first above written.
COMPANY:
[MIDAS OPCO HOLDINGS LLC]
By:

Name: [                 ]
Title: [                 ]
PUBCO:
[PUBCO]
By:

Name: [                 ]
Title: [                 ]
STAGWELL:
STAGWELL MEDIA LP, by The Stagwell Group LLC, its General Partner
By:

Name: [                 ]
Title: [                 ]
[STAGWELL FAF:
[STAGWELL FAF]
By:

Name: [                 ]
Title: [                 ]
PUBCO (in its capacity as the Manager):
[PUBCO]
By:

Name: [                 ]
Title: [                 ]
[Signature Page to the Amended and Restated Limited Liability Company Agreement]

EXHIBIT A
MEMBERS, EFFECTIVE TIME CAPITAL ACCOUNT BALANCE AND INTERESTS
Member	Effective Time Capital Account Balance	Number of Common Units

Exhibit A

EXHIBIT B
FORM OF JOINDER AGREEMENT
This JOINDER AGREEMENT, dated as of [•], 20[•] (this “Joinder”), is delivered pursuant to that certain Amended and Restated Limited Liability Company Agreement of [MIDAS OPCO HOLDINGS LLC] (the “Company”), dated as of [           ] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Company Agreement”). Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Company Agreement.
1.   Joinder to the Company Agreement.   Upon the execution of this Joinder by the undersigned and delivery hereof to the Manager, the undersigned hereby is and hereafter will be a Member under the Company Agreement and a party thereto, with all the rights, privileges and responsibilities of a Member thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the Company Agreement as if it had been a signatory thereto as of the date thereof.
2.   Incorporation by Reference.   All terms and conditions of the Company Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.
3.   Address.   All notices under the Company Agreement to the undersigned shall be direct to:
[Name]
[Address]
[City, State, Zip Code]
Attn:
Facsimile:
E-mail:
IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.
[NAME OF NEW MEMBER]
By:

Name:
Title:
Acknowledged and agreed
as of the date first set forth above:
[                 ], AS MANAGER
By:

Name:
Title:

Exhibit B

Exhibit L
FORM OF TAX RECEIVABLE AGREEMENT
dated as of
[•]
by and among
[MDC HOLDING COMPANY INC.],
[MDC OPCO LLC]
and
STAGWELL MEDIA LP

L-i

Exhibit L
TAX RECEIVABLE AGREEMENT
This TAX RECEIVABLE AGREEMENT (this “Agreement”) dated as of [•], is hereby entered into by and among [MDC Holdings Company Inc.], a Delaware corporation (“MDC Holdings”), [MDC OpCo LLC], a Delaware limited liability company and a direct subsidiary of MDC Holdings (“OpCo”), and Stagwell Media LP, a Delaware limited partnership (“Stagwell”). Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Transaction Agreement (as defined below).
WITNESSETH:
WHEREAS, on [•], 2020, Stagwell, MDC Partners Inc., a Canadian corporation (“MDC”), [New MDC LLC], a Delaware limited liability company that converted into a corporation prior to the date hereof (“New MDC”), and [Merger Sub LLC], a Delaware limited liability company (“Merger Sub”), entered into that certain Transaction Agreement (the “Transaction Agreement”);
WHEREAS, prior to the Closing Date, MDC domesticated to Delaware pursuant to section 388 of the Delaware General Corporation Law in a transaction that is intended for U.S. federal tax purposes to constitute a reorganization described in Section 368(a)(1)(F) of the Code (the “Redomiciliation”);
WHEREAS, prior to the Closing Date and after the Redomiciliation, MDC caused the Maxxcom Restructuring to be completed;
WHEREAS, prior to the Closing Date and after the Maxxcom Restructuring, in a series of transactions that are intended for U.S. federal tax purposes to constitute a reorganization described in Section 368(a)(1)(F) of the Code: (i) MDC Holdings converted into a Delaware corporation (such conversion, the “MDC Holdings Incorporation”); (ii) immediately thereafter, Merger Sub merged with and into MDC, with MDC surviving as a direct and wholly-owned Subsidiary of MDC Holdings (the “MDC Merger”); and (iii) immediately following the MDC Merger, MDC converted into a Delaware limited liability company (as converted, “OpCo”), with MDC Holdings as the then-sole member of OpCo, and OpCo adopted the Initial OpCo Operating Agreement (the foregoing transactions taken together, the “Holding Company Formation F Reorganization”);
WHEREAS, on the Closing Date, Stagwell contributed all of the issued and outstanding interests in Stagwell Marketing Group Holdings LLC, a Delaware limited liability company, to OpCo in exchange for [•] OpCo Common Units (such OpCo Common Units, the “Stagwell OpCo Common Units”) and, as a result, became the second member of OpCo in a transaction intended to constitute the formation of OpCo as a partnership for U.S. federal income tax purposes and exchanges by MDC Holdings and Stagwell, in each case as described in Section 721 of the Code;
WHEREAS, on the Closing Date, MDC Holdings issued [•] shares of MDC Holdings Class C Common Stock to Stagwell in exchange for an aggregate purchase price of $100 in cash, and each such share of MDC Holdings Class C Common Stock was paired with a Stagwell OpCo Common Unit (such shares of MDC Holdings Class C Common Stock, together with the Stagwell OpCo Common Units, the “Stagwell Paired Equity Interests”);
WHEREAS, on and after the date hereof, each of Stagwell and its Permitted Transferees (as defined under the A&R OpCo Operating Agreement (as defined below)) has the right, in its sole discretion, from time to time, to have all or any portion of the Stagwell Paired Equity Interests redeemed by OpCo in exchange for an equivalent number of shares of Class A Common Stock of MDC Holdings (a “Redemption”) pursuant to Section 3.6 of the A&R OpCo Operating Agreement;
WHEREAS, OpCo is treated as a partnership for U.S. federal income Tax purposes;
WHEREAS, OpCo and each direct or indirect subsidiary (owned through a chain of pass-through entities) of OpCo that is treated as a partnership for U.S. federal income Tax purposes (such entities, together with OpCo and any direct or indirect subsidiary (owned through a chain of pass-through entities) of OpCo that is treated as a disregarded entity for U.S. federal income Tax purposes, the “OpCo Group”) will have in effect an election under Section 754 of the Code (as defined below) as provided under Section 2.01 for the Taxable Year (as defined below) in which any Exchange (as defined below) occurs, which election will result in an adjustment to MDC Holdings’ share of the Tax basis of the assets owned by the OpCo Group as of the date of the Exchange, with a consequent result on the taxable income subsequently derived therefrom;
WHEREAS, the income, gain, loss, expense and other Tax (as defined below) items of OpCo allocable to or with respect to MDC Holdings may be affected by Basis Adjustments (as defined below) and MDC Holdings’ tax liability may be affected by Imputed Interest (as defined below); and
WHEREAS, the Parties to this Agreement desire to make certain arrangements with respect to the effect of the Basis Adjustment and Imputed Interest on the actual liability for Taxes of MDC Holdings and provide for certain payments from MDC Holdings to Stagwell with respect to any Tax benefits actually realized by MDC Holdings as the result of Exchanges (as defined below), and to ease administrative burdens, an assumed Tax rate shall be used to approximate MDC Holdings’ state, local and foreign liabilities for Covered Taxes (as defined below) without regard to such Tax benefits for each Covered Taxable Year.
NOW, THEREFORE, in consideration of the mutual covenants and agreements herein made and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:
ARTICLE 1
DEFINITIONS AND USAGE
Section 1.01   Definitions.
(a)
The following terms shall have the following meanings for the purposes of this Agreement:

“A&R OpCo Operating Agreement” means the amended and restated limited liability company agreement, dated as of the date hereof, by and among OpCo and its Members, as amended from time to time.
“Actual Tax Liability” means, with respect to any Covered Taxable Year, the sum of (i) the actual liability for U.S. federal Covered Taxes of MDC Holdings (A) appearing on the U.S. federal income Tax Return of MDC Holdings for such Covered Taxable Year and (B) if applicable, determined in accordance with a Determination (including interest imposed in respect thereof under applicable law) and (ii) the product of (A) the amount of the aggregate net income of MDC Holdings in the states and local jurisdictions in which MDC Holdings files Tax Returns for such Covered Taxable Year and (B) the Blended Rate.
“Accounting Firm” means, as of any time, the accounting firm that prepares the audited financial statements of MDC Holdings, provided that such firm is nationally recognized as being expert in Covered Tax matters.
“Agreed Rate” means SOFR plus 100 basis points.
“Audit Committee” means the audit committee of the Board.
“Basis Adjustment” means the increase or decrease to the adjusted Tax basis of any asset of the OpCo Group (i) under Section 743(b), 754 and 755 of the Code and, in each case, the comparable sections of U.S. state and local Tax law (in situations where, following an Exchange, OpCo remains in existence as an entity for Tax purposes) and (ii) under Sections 732 and 1012 of the Code and, in each case, the comparable sections of U.S. state and local Tax law (in situations where, as a consequence of an Exchange, OpCo becomes an entity that is disregarded as separate from its owner for Tax purposes), in each case, as a result of (x) an Exchange or (y) any payments made under this Agreement. To the extent permitted by law, any amount paid pursuant to this Agreement shall be taken into account in computing such Basis Adjustments. For the avoidance of doubt, payments under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest.

“Blended Rate” means, with respect to any Covered Taxable Year, the sum of the apportionment weighted, maximum effective rates of tax imposed on the aggregate net income of MDC Holdings in each state or local jurisdiction in which MDC Holdings files Tax Returns for such Covered Taxable Year, with the apportionment weighted, maximum effective rate of tax in any state or local jurisdiction being equal to the product of: (i) the apportionment factor on the income or franchise Tax Return filed by MDC Holdings in such jurisdiction for such Covered Taxable Year, and (ii) the maximum applicable corporate tax rate in effect in such jurisdiction in such Covered Taxable Year. As an illustration of the calculation of Blended Rate for a Covered Taxable Year, if MDC Holdings solely files Tax Returns in State 1 and State 2 in a Covered Taxable Year, the maximum applicable corporate tax rates in effect in such states in such Covered Taxable Year are 6.5% and 5.5%, respectively, and the apportionment factors for such States in such Covered Taxable Year are 55% and 45%, respectively, then the Blended Rate for such Taxable Year is equal to 6.05% (i.e., 6.5% times 55% plus 5.5% times 45%).
“Board” means the Board of Directors of MDC Holdings.
“Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.
“Change of Control” means the occurrence of any of the following events:
(i)
any “person” or “group” of related persons other than Stagwell and any of its Permitted Transferees is or becomes the “beneficial owner”, directly or indirectly, in the aggregate of more than 50% of the total voting power of the Voting Stock of MDC Holdings; provided, that the formation of a holding company to hold Capital Stock of MDC Holdings which does not change the beneficial ownership of such Capital Stock (except as a result of the exercise of dissenters’ rights) will not constitute a Change of Control under this clause (i) (provided that, from and after the formation of such holding company, all references to MDC Holdings in this definition shall instead refer to such holding company);

(ii)
during any period of two consecutive years, individuals who at the beginning of such period constituted the Board, together with any new directors whose election by such Board or whose nomination for election by the stockholders of MDC Holdings was approved by a vote of a majority of the directors of MDC Holdings then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board then in office;

(iii)
the approval by the holders of Capital Stock of MDC Holdings of any plan or proposal for the liquidation or dissolution of MDC Holdings; or

(iv)
MDC Holdings consolidates with, or merges with or into, another Person, or MDC Holdings sells, conveys, assigns, transfers, leases or otherwise disposes of all or substantially all of the assets of MDC Holdings, determined on a consolidated basis, to any Person, other than a transaction where the Person or Persons that, immediately prior to such transaction, beneficially owned the outstanding Voting Stock of MDC Holdings are, by virtue of such prior ownership, the beneficial owners in the aggregate of a majority of the total voting power of the then outstanding Voting Stock of the surviving or transferee Person (or if such surviving or transferee Person is a direct or indirect wholly-owned subsidiary of another Person, such Person who is the ultimate parent entity) (provided that, in the event the exception in this clause (iv) applies, then, from and after the consummation of such transaction, all references to MDC Holdings in this definition shall instead refer to such surviving or transferee Person or ultimate parent entity).

For purposes of this definition:
(A)
“beneficial owner” has the meaning specified in Rules 13d-3 and 13d-5 under the Exchange Act, except that any person or group will be deemed to have beneficial ownership of all securities that such person or group or has the right to acquire by conversion or exercise of other securities, whether such right is exercisable immediately or only after the passage of time (“beneficially own” and “beneficially owned” have corresponding meanings); and
(B)
“Capital Stock” means:

(I)
with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of capital stock, including each class of common stock and preferred stock of such Person and stock appreciation rights;

(II)
with respect to any Person that is not a corporation, any and all partnership or other equity or ownership interests of such Person; and

(III)
any warrants, rights or options to purchase any of the instruments or interests referred to in clause (I) or (II) above.

(C)
“Permitted Transferees” has the meaning given to it in the A&R OpCo Operating Agreement.

(D)
“person” and “group” have the meanings for “person” and “group” as used in Sections 13(d) and 14(d) of the Exchange Act.

(E)
“Voting Stock” means, with respect to any Person, securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board (or equivalent governing body) of such Person.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, or any successor provisions or any successor U.S. federal statute relating to corporate income Tax.
“Covered Taxable Year” means any Taxable Year of MDC Holdings ending after the Closing Date (as defined in the Transaction Agreement) and on or before the end of the first Taxable Year ending after all Stagwell Paired Equity Interests have been redeemed by OpCo or transferred to MDC Holdings in an Exchange and in which all related Tax benefits have either been utilized or have expired.
“Covered Taxes” means any and all U.S. federal, state and local Taxes, assessments or similar charges that are based on or measured with respect to net income or profits, whether as an exclusive, additional or an alternative basis (including for the avoidance of doubt, franchise Taxes and Tax imposed under Section 59A of the Code), and any interest imposed in respect thereof under applicable law.
“Cumulative Net Realized Tax Benefit” means, for a Covered Taxable Year, the cumulative amount of Realized Tax Benefits for all Covered Taxable Years of MDC Holdings up to and including such Covered Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period, which, in each case, shall be determined based on the most recent Tax Benefit Schedule or Revised Schedule, if any, in existence at the time of such determination.
“Default Rate” means SOFR plus 500 basis points.
“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of U.S. state and local Tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.
“Early Termination Effective Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.
“Early Termination Rate” means the Agreed Rate.
“Exchange” means (i) a Redemption or (ii) any other transaction or distribution by OpCo that, in either case, results in an adjustment under Sections 743(b) or 1012 of the Code with respect to the assets of the OpCo Group.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.
“Exchange Date” means the date of any Exchange.
“Final Payment Date” means any date on which a payment is required to be made pursuant to this Agreement. For the avoidance of doubt, the Final Payment Date in respect of a Tax Benefit Payment is determined pursuant to Section 3.01(a) of this Agreement.
“Hypothetical Federal Tax Liability” means, with respect to any Covered Taxable Year, the hypothetical liability for Covered Taxes of MDC Holdings that would arise in respect of U.S. federal Covered Taxes, using the same methods, elections, conventions and similar practices used to prepare MDC Holdings’ actual U.S. federal Tax Returns, in each case, that were taken into account in computing the actual liability for Covered Taxes of MDC Holdings for such Covered Taxable Year, but (i) calculating depreciation, amortization, or other similar deductions and any items of income, gain, or loss, using the Non-Adjusted Tax Basis as reflected on the Basis Schedule, including amendments thereto for such Taxable Year (and without regard to amounts that effectively reduce depreciation or amortization deductions or create ordinary income by reason of a negative adjustment under Section 743), (ii) excluding any deduction attributable to Imputed Interest and (iii) deducting the Hypothetical Other Tax Liability for such Covered Taxable Year.
“Hypothetical Other Tax Liability” means, with respect to any Covered Taxable Year, MDC Holdings’ U.S. federal taxable income determined in connection with calculating the Hypothetical Federal Tax Liability for such Covered Taxable Year (determined without regard to clause (iii) thereof) multiplied by the Blended Rate for such Taxable Year.
“Hypothetical Tax Liability” means, with respect to any Covered Taxable Year, the Hypothetical Federal Tax Liability for such Covered Taxable Year, plus the Hypothetical Other Tax Liability for such Covered Taxable Year.
“Imputed Interest” means any interest imputed under Section 1272, 1274 or 483 or other provision of the Code and the similar section of the applicable U.S. state or local income or franchise Tax law with respect to MDC Holdings’ payment obligations under this Agreement.
“Independent Directors” means the members of the Board who are “independent” under the standards set forth in Rule 10A-3 promulgated under the U.S. Securities Exchange Act of 1933, as amended, and the corresponding rules of the applicable exchange on which MDC Holdings Class A Common Stock is traded or quoted.
“IRS” means the U.S. Internal Revenue Service.
“Joinder” means a joinder to this Agreement, in substantially the form of Exhibit A to this Agreement.
“Member” means any member of OpCo pursuant to the A&R OpCo Operating Agreement.
“Non-Adjusted Tax Basis” means, with respect to any asset of the OpCo Group at any time, the tax basis that such asset would have had at such time if no Basis Adjustments had been made.
“Parties” means the parties named on the signature pages to this Agreement and each additional party that becomes a Member, in each case together with their respective successors and assigns.
“Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or governmental or other entity.
“Realized Tax Benefit” means, for a Covered Taxable Year, the excess, if any of the Hypothetical Tax Liability for such Covered Taxable Year over the actual liability for Covered Taxes of MDC Holdings for such Covered Taxable Year.
“Realized Tax Detriment” means, for a Covered Taxable Year, the excess, if any, of the actual liability for Covered Taxes of MDC Holdings for such Covered Taxable Year over the Hypothetical Tax Liability for such Covered Taxable Year.

“Reconciliation Procedures” means the reconciliation procedures set forth in Section 7.12 of this Agreement.
“SOFR” means the daily Secured Overnight Financing Rate provided by the Federal Reserve Bank of New York as the administrator of the benchmark (or a successor administrator) on the Federal Reserve Bank of New York’s website.
“Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities or other voting ownership interests of which is sufficient, together with any contractual rights, to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50 percent or more of the equity interests of which) is owned directly or indirectly by such first Person.
“Subsidiary Stock” means equity interests in any business entity treated as an association taxable as a corporation for U.S. federal income tax purposes that is owned directly or indirectly by OpCo.
“Tax” or “Taxes” means all forms of taxation or duties imposed, or required to be collected or withheld, including, charges, together with any related interest, penalties or other additional amounts.
“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.
“Taxable Year” means a taxable year of MDC Holdings as defined in Section 441(b) of the Code or comparable section of U.S. state or local Tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made).
“Taxing Authority” shall mean any national, federal, state, county, municipal, or local government, or any subdivision, agency, commission or authority thereof, or any quasi-governmental body, or any other authority of any kind, exercising regulatory or other authority in relation to Tax matters.
“Treasury Regulations” means the US Treasury Department income tax regulations promulgated under the Code.
“U.S.” means the United States of America.
“Valuation Assumptions” shall mean, as of an Early Termination Effective Date, the assumptions that:
(i)
in each Taxable Year ending on or after such Early Termination Effective Date, MDC Holdings will have taxable income sufficient to fully use the deductions arising from the Basis Adjustments and the Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available;

(ii)
the U.S. federal income Tax rates (and, for purposes of determining the Blended Rate for each such Taxable Year, the U.S. state and local income tax rates) that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Effective Date, except to the extent any change to such Tax rates for such Taxable Year has already been enacted into law;

(iii)
all taxable income of MDC Holdings will be subject to the maximum applicable Tax rates for each Covered Tax throughout the relevant period, provided that the combined tax rate for U.S. state and local income taxes shall be the applicable Blended Rate;

(iv)
any loss carryovers generated by any Basis Adjustment or Imputed Interest (including such Basis Adjustment and Imputed Interest generated as a result of payments under this Agreement) and available as of the date of the Early Termination Schedule will be used by MDC Holdings ratably in each Taxable Year from the date of the Early Termination Schedule through the scheduled expiration date of such loss carryovers or carrybacks (or, if such carryovers do not have an expiration date, over the fifteen-year period after such carryovers were generated); by way of example, if on the date of the Early Termination Schedule MDC Holdings had $120 of net operating losses with a carryforward period of ten (10) years, $12 of such net operating losses would be used in each of the ten (10) consecutive Taxable Years beginning in the Taxable Year of such Early Termination Schedule;
(v)
any non-amortizable assets (other than Subsidiary Stock) will be deemed disposed of as of the Early Termination Effective Date;

(vi)
any Subsidiary Stock will be deemed never to be disposed of;

(vii)
if, on the Early Termination Effective Date, any Stagwell OpCo Units have not been Exchanged, then such interests shall be deemed to be Exchanged for the fair market value of MDC Holdings Class A Common Stock that would be received by any of Stagwell or its Permitted Transferees if such interests had been Exchanged on the Early Termination Effective Date; and

(viii)
 any payment obligations pursuant to this Agreement will be satisfied on the date that any Tax Return to which such payment obligation relates is required to be filed excluding any extensions.

(b)
Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Basis Schedule	Section 2.02(a)
Chancery Court	Section 7.11(b)
Early Termination Notice	Section 4.02
Early Termination Payment	Section 4.03(b)
Early Termination Reference Date	Section 4.02
Early Termination Schedule	Section 4.02
Holding Company Formation F Reorganization	Recitals
MDC Holdings	Preamble
MDC Holdings Incorporation	Recitals
MDC Merger	Recitals
MDC Payment	Section 5.01
MDC	Recitals
Merger Sub	Recitals
OpCo	Preamble
OpCo Group	Recitals
Reconciliation Procedures	Section 7.12
Redemption	Recitals
Redomiciliation	Recitals
Revised Schedule	Section 2.02(c)
Senior Obligations	Section 5.01
Stagwell	Preamble
Stagwell OpCo Common Units	Recitals
Stagwell Paired Equity Interests	Recitals
Tax Benefit Payment	Section 3.01(b)
Tax Schedule	Section 2.02(b)
Termination Objection Notice	Section 4.02(a)
Transaction Agreement	Recitals

Section 1.02    Other Definitional and Interpretative Provisions . When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” References to “this Agreement,” “hereof,” “herein,” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement and include any schedules, annexes, exhibits or other attachments to this Agreement. Any agreement, instrument or other document or any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, other document or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. The use of the words “or,” “either” and “any” shall not be exclusive. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict. References to agreements or other documents shall be deemed to refer to such agreement or other document as amended, restated, supplemented and/or otherwise modified from time to time.
ARTICLE 2
DETERMINATION OF TAX BENEFITS
Section 2.01   OpCo 754 Election. In its capacity as the managing member of OpCo, MDC Holdings will ensure that, on and after the date hereof and continuing throughout the term of this Agreement, OpCo and each member of the OpCo Group will have in effect an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) for each Taxable Year; provided, that with respect to any direct or indirect subsidiary of OpCo that is treated as a partnership for U.S. federal income tax purposes for which MDC Holdings or any of its subsidiaries do not have the authority under the governing documents of such subsidiary to cause or are otherwise prohibited from causing such subsidiary to have in effect an election under Section 754 of the Code (or under any similar provisions of applicable U.S. state or local law), MDC Holdings shall only be required to take commercially reasonable efforts to cause such subsidiary to have such an election in effect.
Section 2.02   Tax Schedule.
(a)   Basis Schedule. Not more than ninety (90) calendar days after the filing of the U.S. federal income Tax Return of MDC Holdings for each Taxable Year in which any Exchange has been effected, MDC Holdings shall deliver to Stagwell a schedule (the “Basis Schedule”) that shows in reasonable detail as necessary to understand the calculations performed under this Agreement, for U.S. federal, state and local Tax purposes, (i) the Non-Adjusted Tax Basis of the assets of the OpCo Group as of the date of each applicable Exchange, (ii) the Basis Adjustment with respect to the assets of the OpCo Group as a result of the Exchanges effected in such Taxable Year, calculated in the aggregate, (iii) the period or periods, if any, over which the assets of the OpCo Group are amortizable and/or depreciable and (iv) the period or periods, if any, over which each Basis Adjustment is amortizable and/or depreciable. Subject to the other provisions of this Agreement, the items reflected on a Basis Schedule shall become final and binding on the Parties sixty (60) calendar days after Stagwell’s receipt of such Basis Schedule to Stagwell unless Stagwell provides MDC Holdings with written notice of an objection thereto made in good faith within sixty (60) calendar days after its receipt of such Basis Schedule. If such an objection is timely made and the Parties, negotiating in good faith, are unable to successfully resolve the issues raised in such notice within fifteen (15) calendar days, MDC Holdings and Stagwell shall employ the Reconciliation Procedures. Notwithstanding that the Basis

Schedule for a Covered Taxable Year may have become final and binding on the Parties under this Section 2.02(a), such Basis Schedule shall be revised to the extent necessary to (w) reflect a Determination, (x) reflect inaccuracies in the original determination of the Basis Adjustment as a result of Exchanges effected in such Taxable Year as a result of factual information that was not previously taken into account, (y) reflect adjustments required to take into account payments made pursuant to this Agreement, and (z) comply with the expert’s determination under the Reconciliation Procedures.
(b)   Tax Schedule. Within ninety (90) calendar days after the filing date (including extensions) for the U.S. federal income Tax Return of MDC Holdings for a Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment, MDC Holdings shall provide to Stagwell a schedule (the “Tax Schedule”) showing the computation of the Realized Tax Benefit (if any), the Realized Tax Detriment (if any) and the Tax Benefit Payment (determined in accordance with Section 3.01(b) (if any) for such Covered Taxable Year, together with work papers providing reasonable detail regarding the computation of such items. MDC Holdings shall allow Stagwell reasonable access to the appropriate representatives of MDC Holdings and its Subsidiaries and the Accounting Firm in connection with its review of the Tax Schedule and work papers. Subject to the other provisions of this Agreement, the items reflected on a Tax Schedule shall become final and binding on the Parties thirty (30) calendar days after Stagwell’s receipt of such Tax Schedule to Stagwell unless Stagwell, during such thirty (30) calendar day period, provides MDC Holdings with written notice of an objection thereto made in good faith. If such objection is timely made and the Parties, negotiating in good faith, are unable to successfully resolve the issues raised in such notice within fifteen (15) calendar days, MDC Holdings and Stagwell shall employ the Reconciliation Procedures.
(c)   Revised Schedule. Notwithstanding that the Realized Tax Benefit (if any), the Realized Tax Detriment (if any) and the Tax Benefit Payment (if any) for a Covered Taxable Year may have become final and binding on the Parties under Section 2.02(b), such items shall be revised to the extent necessary to (i) reflect a Determination, (ii) reflect inaccuracies in the original computation as a result of factual information that was not previously taken into account, (iii) reflect a change attributable to a carryback or carryforward of a loss or other Tax item, (iv) reflect a change attributable to an amended Tax Return filed for such Covered Taxable Year (provided, that such a change attributable to an audit of a Tax Return by an applicable Taxing Authority relating to the deductibility of depreciation or amortization deductions attributable to any Basis Adjustment shall not be taken into account under this Section 2.02(c) unless and until there has been a Determination with respect to such change) and (v) comply with the expert’s determination under the Reconciliation Procedures. The Parties shall cooperate in connection with any proposed revision to the Realized Tax Benefit (if any), the Realized Tax Detriment (if any) and the Tax Benefit Payment (if any) for a Covered Taxable Year. The Party proposing a change to such an item shall provide the other Party a schedule (a “Revised Schedule”) showing the computation and explanation of such revision, together with work papers providing reasonable detail regarding the computation of such items. Subject to the other provisions of this Agreement, such revised Realized Tax Benefit (if any), revised Realized Tax Detriment (if any) and/or revised Tax Benefit Payment (if any) shall become final and binding on the Parties thirty (30) calendar days after the other Party’s receipt of such Revised Schedule unless the other Party, during such 30-calendar day period, provides written notice of an objection thereto made in good faith. If such an objection is timely made and the Parties, negotiating in good faith, are unable to successfully resolve the issues raised in such notice within fifteen (15) calendar days, MDC Holdings and Stagwell shall employ the Reconciliation Procedures.
(d)   Applicable Principles. It is the intention of the Parties for MDC Holdings to pay Stagwell eighty-five percent (85%) of the additional Covered Taxes that MDC Holdings would have been required to pay on Tax Returns that have actually been filed but for any depreciation or amortization deductions attributable to any Basis Adjustment (and any Imputed Interest) and this Agreement shall be interpreted in accordance with such intention. Such amount shall be determined using a “with and without” methodology. Carryovers or carrybacks of any Tax item shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state and local income and franchise Tax law, as applicable and in effect on the relevant date of determination, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any Tax item includes a portion that is attributable to the Basis Adjustment and another portion that is not, such portions shall be considered to be used in the order determined using such “with and without” methodology so that, for the avoidance of doubt, the payment is determined on the basis of a calculation of Covered Taxes with and without the portion of the carryover or carryback attributable to the Basis Adjustment.
ARTICLE 3
TAX BENEFIT PAYMENTS
Section 3.01   Tax Benefit Payments.
(a)   Within 5 Business Days after the Tax Schedule for any Covered Taxable Year becomes final and binding on the Parties under Section 2.02(b), MDC Holdings shall pay (i) to Stagwell an amount equal to the Tax Benefit Payment (determined in accordance with Section 3.01(b)). Each Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account(s) of Stagwell previously designated by it in writing to MDC Holdings.
(b)    A “Tax Benefit Payment” shall equal, with respect to any Covered Taxable Year, (i) 85% of the amount of Cumulative Net Realized Tax Benefits, if any, for a Covered Taxable Year, minus (ii) the aggregate amount of all Tax Benefit Payments previously made to Stagwell under this Section 3.01(b) (less any reimbursement payment Stagwell has previously made to MDC Holdings under Section 3.02(a)), plus (iii) interest on the excess (if any) of clause (i) over clause (ii) of this Section 3.01(b) calculated at the Agreed Rate from the due date (before giving effect to any extension) for filing the Tax Return with respect to Covered Taxes for such Covered Taxable Year through the date of payment under Section 3.01(a).
Section 3.02   Reimbursement and Indemnification. To the extent that there is a Determination that a deduction for depreciation or amortization attributable to a Basis Adjustment taken into account in computing a Tax Benefit Payment or Imputed Interest taken into account in computing a Tax Benefit Payment is not available, or the amount of taxable gain resulting from the sale or exchange of an asset of OpCo is greater (or, in the case of a sale or exchange at a loss, as a result of a determination the loss is lower or results in a gain) than the amount that was taken into account in computing a Tax Benefit Payment, Stagwell shall promptly (a) reimburse MDC Holdings for any prior payment made to Stagwell in respect of such deductions for depreciation, amortization, Imputed Interest, or savings in respect of gain or loss attributable to dispositions of OpCo assets with a Basis Adjustment and (b) without duplication, indemnify MDC Holdings and hold it harmless with respect to any interest or penalties and any other losses in respect of the disallowance of such tax savings (together with reasonable attorneys’ and accountants’ fees incurred in connection with any related Tax contest, but the indemnity for such reasonable attorneys’ and accountants’ fees shall only apply to the extent Stagwell is permitted to control such contest). For the avoidance of doubt, the Parties agree and acknowledge that Stagwell shall not have any payment or reimbursement obligation to MDC Holdings in respect of any Realized Tax Detriment, except as contemplated by this Section 3.02 and except for the reduction (but not below zero) of amounts that would otherwise be due Stagwell pursuant to Section 3.01(b). For the further avoidance of doubt and by way of example, if $20 of depreciation is claimed in Year 1 resulting in a $10 Covered Tax Benefit and Tax Benefit Payment in the same amount to Stagwell in Year 2, and the Year 1 depreciation is later disallowed by the IRS, the amount of the payment from Stagwell to MDC Holdings under this Section 3.02 shall include an amount equal to the $10 Tax Benefit Payment paid with respect to such disallowed depreciation plus the amount of interest and penalties, if any, paid by MDC Holdings with respect to such disallowed depreciation plus any Tax savings taken into account in computing the Tax Benefit Payment for other Covered Taxable Years that will be disallowed as a result of such payment (e.g., Imputed Interest) plus any Tax imposed on MDC Holdings as a result of such payment.
Section 3.03   No Duplicative Payments. No duplicative payment of any amount (including interest) will be required under this Agreement.
Section 3.04.   Certain Acknowledgments. Without prejudice to Article 4, MDC Holdings and Stagwell hereby acknowledge and agree that, as of the date of this Agreement and as of the date of any future Exchange that may be subject to this Agreement, the aggregate value of the Tax Benefit Payments cannot be reasonably ascertained for U.S. federal income or other applicable tax purposes.

ARTICLE 4
TERMINATION
Section 4.01   Early Termination of Agreement; Breach of Agreement.
(a)   MDC Holdings’ Early Termination Right. With the written approval of a majority of the Independent Directors, MDC Holdings may completely terminate this Agreement, as and to the extent provided herein, with respect to all amounts payable to Stagwell pursuant to this Agreement by paying to Stagwell the Early Termination Payment; provided, that MDC Holdings may withdraw any notice to execute its termination rights under this Section 4.01(a) prior to the making of the Early Termination Payment pursuant to this Section 4.01(a). Upon MDC Holdings’ payment of the Early Termination Payment, MDC Holdings shall not have any further payment obligations under this Agreement, other than with respect to any: (i) prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the Early Termination Effective Date; and (ii) current Tax Benefit Payments due for the Taxable Year ending on or including the Early Termination Effective Date (except to the extent that the amount described in clause (ii) is included in the calculation of the Early Termination Payment). If an Exchange subsequently occurs after such payment in full, MDC Holdings shall have no obligations under this Agreement with respect to such Exchange.
(b)   Acceleration Upon Change of Control. In the event of a Change of Control, all obligations of MDC Holdings under this Agreement shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control and utilizing the Valuation Assumptions by substituting the phrase the “closing date of a Change of Control” in each place where the phrase “Early Termination Effective Date” appears. Such obligations shall be determined, inter alia, as follows, (i) the Early Termination Payment shall be calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control, (ii) any Tax Benefit Payments agreed to by MDC Holdings and Stagwell as due and payable but unpaid as of the Early Termination Notice shall be included in the Early Termination Payment and (iii) any Tax Benefit Payments due for any Taxable Year ending prior to, with or including the closing date of a Change of Control (except to the extent that any amounts described in clauses (ii) or (iii)) shall be included in the Early Termination Payment. For the avoidance of doubt, Section 4.02 and Section 4.03 shall apply to a Change of Control, mutatis mutandis.
(c)   Acceleration Upon Breach of Agreement. In the event that MDC Holdings materially breaches any of its obligations under this Agreement, whether as a result of failure to make any payment when due, failure to honor in any material respect any other obligation required hereunder, or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise, then all obligations hereunder shall be accelerated and become immediately due and payable upon notice of acceleration from Stagwell (provided, that in the case of any proceeding under the Bankruptcy Code or other insolvency statute, such acceleration shall be automatic without any such notice), and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such notice of acceleration (or, in the case of any proceeding under the Bankruptcy Code or other insolvency statute, on the date of such breach) and shall be determined, inter alia, as follows: (i) the Early Termination Payment shall be calculated as if an Early Termination Notice had been delivered on the date of such acceleration; (ii) any prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of such acceleration shall be included in the Early Termination Payment; and (iii) any current Tax Benefit Payment due for the Taxable Year ending with or including the date of such acceleration shall be included in the Early Termination Payment. Notwithstanding the foregoing, in the event that MDC Holdings breaches this Agreement and such breach is not a material breach of an obligation hereunder, Stagwell shall still be entitled to enforce all of its rights otherwise available under this Agreement. For purposes of this Section 4.01(c), and subject to the following sentence, the Parties agree that the failure to make any payment due pursuant to this Agreement within sixty (60) calendar days of the relevant Final Payment Date shall be deemed to be a material breach of an obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a material breach of an obligation under this Agreement to make a payment due pursuant to this Agreement within sixty (60) calendar days of the relevant Final Payment Date. Notwithstanding anything in this Agreement to the contrary, it shall not be a material breach of an obligation under this Agreement if MDC Holdings fails to make any Tax Benefit Payment within sixty (60) calendar days of the relevant Final Payment Date to the extent that MDC Holdings has insufficient funds, or cannot take commercially reasonable actions to obtain sufficient funds, to make such payment; provided, that the interest provisions of Section 5.02 shall apply to such late payment.
Section 4.02   Early Termination Notice. If MDC Holdings chooses to exercise its right of early termination under Section 4.01(a) above, MDC Holdings shall deliver to Stagwell a notice of MDC Holdings’ decision to exercise such right (an “Early Termination Notice”) and a schedule (the “Early Termination Schedule”) showing in reasonable detail the calculation of the Early Termination Payment. MDC Holdings shall also (x) deliver supporting schedules and work papers, as determined by MDC Holdings or as reasonably requested by Stagwell, that provide a reasonable level of detail regarding the data and calculations that were relevant for purposes of preparing the Early Termination Schedule and (y) allow Stagwell and its advisors to have reasonable access to the appropriate representatives, as determined by MDC Holdings or as reasonably requested by Stagwell, of MDC Holdings and the Accounting Firm in connection with a review of such Early Termination Schedule. The Early Termination Schedule shall become final and binding on the Parties thirty (30) calendar days from the first date on which Stagwell received such Early Termination Schedule unless:
(a)   within thirty (30) calendar days after receiving the Early Termination Schedule, Stagwell provides MDC Holdings with a notice of an objection to such Early Termination Schedule made in good faith and setting forth in reasonable detail Stagwell’s objection thereto (a “Termination Objection Notice”); or
(b)   Stagwell provides a written waiver of such right of a Termination Objection Notice within the period described in clause (i) above, in which case such Early Termination Schedule shall become final and binding on the Parties on the date the waiver is received by MDC Holdings.
In the event that Stagwell timely delivers a Termination Objection Notice pursuant to clause (i) above, and if the Parties, for any reason, are unable to successfully resolve the issues raised in the Termination Objection Notice within thirty (30) calendar days after receipt by MDC Holdings of the Termination Objection Notice, MDC Holdings and Stagwell shall employ the Reconciliation Procedures (in which event the Early Termination Schedule shall become final and binding on the Parties on the date of determination of the expert pursuant to Section 7.12). The date on which the Early Termination Schedule becomes final and binding on the Parties in accordance with this Section 4.02 shall be the “Early Termination Reference Date.”
Section 4.03   Payment Upon Early Termination.
(a)   Timing of Payment. Within three (3) Business Days after the Early Termination Reference Date, MDC Holdings shall pay to Stagwell an amount equal to the Early Termination Payment. Such Early Termination Payment shall be made by MDC Holdings by wire transfer of immediately available funds to a bank account or accounts designated by Stagwell in writing to MDC Holdings.
(b)   Amount of Payment. The payment payable to Stagwell pursuant to Section 4.03(b) (the “Early Termination Payment”) shall equal the present value, discounted at the Early Termination Rate as determined as of the Early Termination Reference Date, of all Tax Benefit Payments that would be required to be paid by MDC Holdings to Stagwell, whether payable with respect to Paired Equity Interests that were Exchanged prior to the Early Termination Effective Date or on or after the Early Termination Effective Date, beginning from the Early Termination Effective Date, using the Valuation Assumptions.
ARTICLE 5
SUBORDINATION AND LATE PAYMENT
Section 5.01   Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by MDC Holdings to Stagwell under this Agreement (an “MDC Payment”) shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any debt of MDC Holdings (“Senior Obligations”) and shall rank pari passu with all current or future unsecured obligations of MDC Holdings that are not Senior Obligations.
Section 5.02   Late Payment by MDC Holdings. The amount of all or any portion of an MDC Payment not made to Stagwell when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such MDC

Payment was due and payable; provided, that, to the extent that MDC Holdings does not have sufficient funds to make all or part of such payment on the date on which such MDC Payment was due and payable as a result of limitations imposed by any Senior Obligations, the Default Rate shall be replaced by the Agreed Rate while and to the extent such limitations imposed by any Senior Obligations continue to restrict such payment.
ARTICLE 6
TAX MATTERS; CONSISTENCY; TAX GROUPS AND SUCCESSORS; COOPERATION
Section 6.01   Stagwell Participation in MDC Holdings Tax Matters. Except as otherwise provided herein, MDC Holdings shall have full responsibility for, and sole discretion over, all Tax matters concerning MDC Holdings, OpCo, the OpCo Group and their respective Subsidiaries, including the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, MDC Holdings shall notify Stagwell of, and keep Stagwell reasonably informed with respect to, the portion of any audit of MDC Holdings, OpCo, the OpCo Group and their respective Subsidiaries (including, but solely to the extent MDC Holdings is entitled to control such audit under the [A&R OpCo Operating Agreement]), as applicable, by a Taxing Authority the outcome of which is reasonably expected to affect Stagwell’s rights under this Agreement (if any). MDC Holdings shall provide Stagwell reasonable opportunity to provide information and other input to MDC Holdings and its advisors concerning the conduct of any such portion of such audits. MDC Holdings, OpCo or their respective Subsidiaries shall diligently defend and contest any audit or other challenge by a Taxing Authority relating to the Basis Adjustment (if any), and act in good faith and in a commercially reasonably manner in settling or otherwise resolving any such audit or other challenge by a Taxing Authority.
Section 6.02   Tax Positions. MDC Holdings shall determine in good faith the extent to which it is permitted to claim any depreciation or amortization deductions attributable to the Basis Adjustments, and the amount and deductibility of any Imputed Interest, and such deduction shall be taken into account in computing the Realized Tax Benefits so long as the Accounting Firm agrees that it is at least more likely than not that such deduction is available. For purposes of this Agreement, a Tax position shall not be considered permitted by law unless the Accounting Firm is at a “more likely than not” or higher level of comfort with respect to such Tax position.
Section 6.03   Admission of MDC Holdings into a Consolidated Group; Contribution of Assets to a Corporation.
(a)   If MDC Holdings is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Section 1501 or other applicable Sections of the Code governing affiliated or consolidated groups, or any corresponding provisions of U.S. state or local law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments, and other applicable items hereunder shall be computed by reference to the consolidated taxable income of the group as a whole.
(b)   If any entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder transfers one or more assets to another corporation controlled by, controlling, or under common control with, the transferor (measuring control as 50% overlapping equity ownership) (including to a Person classified as an association taxable as a corporation for U.S. federal income tax purposes) with which such entity does not file a consolidated Tax Return pursuant to Section 1501 of the Code, such entity, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such contribution. The consideration deemed to be received by such entity shall be equal to the fair market value of the contributed asset as determined by MDC Holdings in good faith. For purposes of this Section 6.03, a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership.
Section 6.04   Cooperation.
Stagwell shall (and shall cause its affiliates to) (a) furnish to MDC Holdings in a timely manner such information, documents and other materials as MDC Holdings may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make its employees available to MDC Holdings and its representatives to provide explanations of documents and materials and such other information as MDC Holdings or its representative may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter.
ARTICLE 7
MISCELLANEOUS
Section 7.01   Notices. Each notice, request, demand or other communication under this Agreement shall be in writing and shall be deemed to have been duly given, delivered or made as follows: (a) if delivered by hand, when delivered; (b) if sent by facsimile transmission before 5:00 p.m. on a Business Day in the delivery location, when transmitted and receipt is confirmed; (c) if sent by facsimile transmission after 5:00 p.m. on a Business Day in the delivery location or on a day other than a Business Day and receipt is confirmed, on the following Business Day; (d) if sent via an overnight international courier service, the Business Day after being delivered to such courier; and I if sent by email, when sent, provided that (i) the subject line of such email states that it is a notice delivered pursuant to this Agreement and (ii) the sender of such email does not receive a written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address, facsimile number or email address set forth beneath the name of such Party below (or to such other address, facsimile number or email address as such Party shall have specified in a written notice given to the other Parties hereto):
if to MDC Holdings or OpCo, to:
[•]
[Address]
[Address]
Attention:
[•]

E-mail:
[•]

with a copy (which shall not constitute notice) to:
[•]
[Address]
[Address]
Attention:
[•]

E-mail:
[•]

if to Stagwell, to:
[•]
[Address]
[Address]
Attention:
[•]

E-mail:
[•]

with a copy (which shall not constitute notice) to:
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022
Attention:
Ethan A. Klingsberg
Paul M. Tiger

Facsimile:
(212) 277-4033

Email:
ethan.klingsberg@freshfields.com
paul.tiger@freshfields.com

Section 7.02   Counterparts; Electronic Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different Parties hereto in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.
Section 7.03   No Right of Offset. Each of the Parties hereto hereby acknowledges and agrees that it shall have no right to offset or retain any amounts owed to any other Party hereunder against any other amount owed (or alleged or asserted to be owed) to it by such other Party or its affiliates, whether under this Agreement, the Transaction Agreement, any other Ancillary Agreement or otherwise.
Section 7.04   Entire Agreement. This Agreement and, as applicable, the Transaction Agreement and the other Ancillary Agreements, constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings (both written and oral) among the Parties with respect to the subject matter of this Agreement.
Section 7.05   Assignment; No Third-Party Beneficiaries
(a)   This Agreement and all of the provisions hereto shall be binding upon and inure to the benefit of, and be enforceable by, the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations set forth herein shall be assigned by any Party hereto without the prior written consent of the other Parties hereto and any purported assignment without such consent shall be null and void ab initio; provided, that to the extent Stagwell transfers, sells or otherwise disposes of OpCo Common Units in accordance with the terms of the A&R OpCo Operating Agreement, it shall have the option (but not the obligation) to assign to the transferee of such OpCo Common Units its proportionate right to payment under this Agreement that will come into effect upon the Exchange of such transferred OpCo Common Units, provided that such transferee has executed and delivered a Joinder to MDC Holdings agreeing to succeed to the applicable portion of Stagwell’s interest in this Agreement and to become a Party for all purposes of this Agreement.
(b)   Nothing in this Agreement shall be construed as giving any Person, other than the Parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.
Section 7.06   Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the Parties hereto shall be construed and enforced accordingly.
Section 7.07   Expenses. Except as otherwise specifically provided herein, each Party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.
Section 7.08   Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the Parties hereto shall be construed and enforced accordingly.
Section 7.09   Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.
Section 7.10   Waiver. Any failure of any of the Parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived at any time by any of the Parties entitled to the benefit thereof only by a written instrument signed by each such Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.
Section 7.11   Governing Law; Jurisdiction; Specific Performance; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE

LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.
(b)   All actions arising out of, relating to or in connection with this this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware (the “Chancery Court”) and any state appellate court therefrom within the State of Delaware (or if, but only if, the Chancery Court lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware and any appellate court therefrom). Each of the Parties (i) irrevocably submits itself to the personal jurisdiction of the Chancery Court or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware and any appellate court therefrom with respect to any dispute arising out of, relating to or in connection with this Agreement, (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any action or proceeding arising out of, relating to or in connection with this Agreement, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action or proceeding arising out of, relating to or in connection with this Agreement is brought in an inconvenient forum, that the venue of the action or proceeding arising out of, relating to or in connection with this Agreement is improper, or that this Agreement may not be enforced in or by the above-named courts, and (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement in any court other than the courts of the State of Delaware, as described above. Nothing in this Section 7.11 shall prevent any party from bringing an action or proceeding in any jurisdiction to enforce any judgment of the Chancery Court or any other state or federal court located in the State of Delaware, as applicable. Each of the parties hereto hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 7.01 shall be effective service of process for any suit or proceeding in connection with this Agreement or any of the transactions contemplated hereby.
(c)   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach, in each case, without the posting of any bond or other security.
(d)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS Section 7.11(d).
Section 7.12   Reconciliation. In the event that MDC Holdings and Stagwell are unable to resolve a disagreement within the relevant period designated in this Agreement, the matter shall be submitted for determination to a nationally recognized expert in the particular area of disagreement employed by a nationally recognized accounting firm or a law firm (other than the Accounting Firm), which expert is mutually acceptable to all Parties and the Audit Committee. If the matter is not resolved before any payment that is the subject of a disagreement is due or any Tax Return reflecting the subject of a disagreement is due, such payment shall be made on the date prescribed by this Agreement in the amount proposed by MDC Holdings and such Tax Return shall be filed as prepared by MDC Holdings, subject to adjustment or amendment upon resolution. The determinations of the expert pursuant to this Section 7.12 shall be binding on MDC Holdings and its Subsidiaries, OpCo, the OpCo Group and their respective Subsidiaries and Stagwell absent manifest error.
Section 7.13   Withholding. MDC Holdings shall be entitled to deduct and withhold from any payment that is payable to Stagwell or other person to whom it makes a payment pursuant to this Agreement such amounts as MDC Holdings is required to deduct and withhold with respect to the making of such payment under the Code or any provision of U.S. state, local or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by MDC Holdings, such withheld amounts shall be treated for all purposes of this Agreement as having been paid by MDC Holdings to the relevant recipient. Stagwell and any other person entitled to receive a payment hereunder shall promptly provide MDC Holdings with any applicable Tax forms and certifications reasonably requested by MDC Holdings in connection with determining whether any such deductions and withholdings are required under the Code or any provision of U.S. state, local or foreign Tax law.
[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Agreement as of the date first written above by their respective officers thereunto duly authorized.
MDC HOLDINGS COMPANY INC.
By: Name: Title:
[MDC OPCO LLC]
By: Name: Title:
STAGWELL MEDIA, LP, by The Stagwell Group LLC, its General Partner
By: Name: Title:

EXHIBIT A
FORM OF JOINDER AGREEMENT
This JOINDER AGREEMENT, dated as of [•] (this “Joinder”), is delivered pursuant to that certain Tax Receivable Agreement, dated as of [•] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Tax Receivable Agreement”) by and among [MDC Holdings Company Inc.], a Delaware corporation (“MDC Holdings”), [MDC OpCo LLC], a Delaware limited liability company and [a direct][an indirect] subsidiary of MDC Holdings, and Stagwell Media LP, a Delaware limited partnership. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Tax Receivable Agreement.
1. Representations and Warranties. The undersigned hereby represents and warrants to MDC Holdings that, as of the date hereof, the undersigned has been assigned an interest in the Tax Receivable Agreement by Stagwell.
2. Joinder to the Tax Receivable Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to MDC Holdings, the undersigned hereby succeeds to the applicable portion of Stagwell’s interest in the Tax Receivable Agreement and is and hereafter will be a Party for all purposes of the Tax Receivable Agreement. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the Tax Receivable Agreement as if it had been a signatory thereto as of the date thereof.
3. Incorporation by Reference. All terms and conditions of the Tax Receivable Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.
4. Address. All notices under the Tax Receivable Agreement to the undersigned shall be direct to:
[Name]
[Address]
[City, State, Zip Code]
Attn:
Facsimile:
E-mail:

1

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.
[NAME OF NEW PARTY] By: Name: Title:
Acknowledged and agreed as of the date first set forth above: [MDC HOLDINGS COMPANY INC.] By: Name: Title:

2

Exhibit M
FORM OF REGISTRATION RIGHTS AGREEMENT
dated as of
[•]
by and among
MDC PARTNERS INC.
and
THE STAGWELL PARTIES
(as defined herein)

REGISTRATION RIGHTS AGREEMENT
This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2021, is entered into among Stagwell Media LP, a Delaware limited partnership (“Stagwell Media”), the Holders listed on Exhibit A hereto and MDC Partners Inc., a Delaware corporation (the “Company”).
WITNESSETH:
WHEREAS, pursuant to that certain Transaction Agreement, dated as of December [•], 2020, among Stagwell Media, the Company, New MDC LLC, a Delaware limited liability company and wholly-owned subsidiary of MDC, and Midas Merger Sub 1 LLC, a Delaware limited liability company and wholly-owned subsidiary of New MDC, (the “Transaction Agreement”) the parties thereto have combined the Stagwell Subject Entities with OpCo and have affected the Transactions;
WHEREAS, in connection with the Transactions, Stagwell Media acquired the Stagwell OpCo Units and MDC Class C Common Stock, which, together, are exchangeable on a 1:1 basis for MDC Class A Common Stock; and
WHEREAS, the Company wishes to grant certain registration rights with respect to the MDC Class A Common Stock or other Registrable Securities held by the Stagwell Parties or any other Holder, on the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.01 Definitions. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to such terms in the Transaction Agreement. The following terms shall have the meanings set forth in this Section 1.01:
“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel to the Company, (a) would be required to be made in any Registration Statement or prospectus in order for the applicable Registration Statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.
“Affiliate” means, (1) as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise and (2) as to any entity listed on Exhibit A, any limited partner of such Person.
“Award Holder” means any Person that becomes party to this Agreement in accordance with Section 2.05.
“Excluded Registration” means a registration under the Securities Act of securities registered on Form S-8 or any similar successor form, and securities registered to effect the acquisition of, or combination with, another Person.
“Holder” means (i) each of the Stagwell Parties and any Affiliate of any Stagwell Party, (ii) each Person listed on Exhibit A hereto and (iii) any direct or indirect transferee of any Stagwell Party (including by in-kind distribution or otherwise) that becomes a party to this Agreement in accordance with Section 2.04 and has agreed in writing to be bound by the terms of this Agreement; provided, that for purposes of calculating the number of Holders required to make a Demand Registration pursuant to Section 2.01(a)(i), any Award Holder shall be deemed not to be a Holder.
“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or prospectus, or necessary to make the statements in a Registration Statement or prospectus in the light of the circumstances under which they were made not misleading.
“Person” or “person” means any individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or governmental or other entity.
“prospectus” means the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.
“Registrable Securities” means the MDC Class A Common Stock, including any shares thereof issuable upon or issued upon exercise, conversion or exchange of other securities of the Company or any of its subsidiaries (including MDC Class C Common Stock and Stagwell OpCo Units) (and, for the avoidance of doubt, each Holder shall be deemed to hold the Registrable Securities so issuable in respect of such other securities held by such Holder) and any securities issued or issuable directly or indirectly with respect to, in exchange for, upon the conversion of or in replacement of the MDC Class A Common Stock, whether by way of a dividend or distribution or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, exchange or other reorganization, owned by the Holders, whether owned on the date hereof or acquired hereafter; provided, however, that securities to which registration rights no longer apply because such rights have terminated in accordance with Section 5.01 hereunder shall not be considered Registrable Securities.
“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holders” means any Holder(s) requesting to have its (their) Registrable Securities included in any Demand Registration or Shelf Registration.
“Stagwell Parties” means, collectively, Stagwell Media and the other Parties hereto set forth on Exhibit A.
“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Offering” means a registration pursuant to which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public, including for the avoidance of doubt an Underwritten Shelf Takedown.

Section 1.02 Other Terms. For purposes of this Agreement, each of the following terms is defined in the Section set forth opposite such term.
Term	Section
Adverse Effect	Section 2.01(e)(iv)
Agreement	Preamble
Company	Preamble
Demand Company Notice	Section 2.01(a)(ii)
Demand Period	Section 2.01(a)(v)
Demand Registration	Section 2.01(a)(i)
Demanding Shareholders	Section 2.01(a)(i)
Demand Registration Statement	Section 2.01(a)(iii)
Demand Requesting Holder	Section 2.01(a)(ii)
Demand Request	Section 2.01(a)(i)
FINRA	Section 3.02
OpCo	Recitals
Transaction Agreement	Recitals
Partner Distribution	Section 3.01(a)
Piggyback Registration	Section 2.02(a)
Required Filing Date	Section 2.01(a)(i)
Shelf Demanding Shareholders	Section 2.01(d)(i)
Shelf Registration	Section 2.01(d)(i)
Shelf Registration Statement	Section 2.01(d)(i)
Shelf Period	Section 2.01(d)(ii)
Suspension	Section 3.03
Stagwell Media	Preamble
Underwritten Shelf Takedown	Section 2.01(d)(iii)
ARTICLE II
REGISTRATION RIGHTS
Section 2.01 Demand Registration.
(a)   Request for Registration.
(i)   Demands. Commencing on the date hereof, (A) any Stagwell Party or (B) Holders (other than Award Holders) representing the majority of the Registrable Securities at any time shall have the right to require the Company to file a registration statement on Form S-3 (or, if Form S-3 is not available to be used by the Company at such time, on Form S-1 or any other appropriate form under the Securities Act or Exchange Act permitting registration of Registrable Securities for resale) (a “Demand Registration”), by delivering to the Company written notice stating that such right is being exercised, naming, if applicable, the Holders whose Registrable Securities are to be included in such registration (collectively, the “Demanding Shareholders”), specifying the number of each such Demanding Shareholder’s Registrable Securities to be included in such registration and, subject to Section 2.01(e), and describing the intended method of distribution thereof (a “Demand Request”).
(ii)   Company Notice. The Company shall, within five (5) days of the Company’s receipt of a Demand Request, notify, in writing, all other Holders of Registrable Securities of such demand (a “Demand Company Notice”), and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a

“Demand Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Demand Requesting Holder(s) to the Company, such Demand Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Demand Registration.
(iii)   Filing. Subject to Section 2.01(e)(iv), the Company shall file the registration statement in respect of a Demand Registration (a “Demand Registration Statement”) as soon as practicable and, in any event, within forty-five (45) days after receiving a Demand Request (the “Required Filing Date”) and shall use reasonable best efforts to cause the same to be declared effective by the SEC as promptly as practicable after such filing; provided, however, that:
(A)   the Company shall not be obligated to effect a Demand Registration pursuant to Section 2.01(a) within 75 days after the effective date of a previous Demand Registration, provided that the Company continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to remain effective to the extent Registrable Securities covered by such Registration Statement have not been sold or withdrawn;
(B)   the Company shall not be obligated to effect a Demand Registration unless the Demand Request is for a number of Registrable Securities with a market value that is equal to at least $40 million as of the date of such Demand Request;
(C)   the Company shall not be obligated to effect more than an aggregate of three (3) Registrations during any twelve (12) month period pursuant to a Demand Registration under this Section 2.01; and
(D)   Holder shall not sell any Registrable Securities covered by such Demand Registration Statement prior to the date that is 91 days after the date hereof.
(iv)   Underwritten Offering. If a Demanding Shareholder so requests, an offering of Registrable Securities pursuant to a Demand Registration shall be in the form of an Underwritten Offering. If a Demanding Shareholder intends to sell the Registrable Securities covered by its demand by means of an Underwritten Offering, such Demanding Shareholder shall so advise the Company as part of its Demand Request, and the Company shall include such information in the Demand Company Notice.
(v)   Effective Registration. The Company shall be deemed to have effected a Demand Registration with respect to the applicable Demanding Shareholder for purposes of this Section 2.01(a) if the Demand Registration Statement is declared effective by the SEC and remains effective for not less than 180 days (or such shorter period as shall terminate when all Registrable Securities covered by such Registration Statement have been sold or withdrawn), or if such Registration Statement relates to an Underwritten Offering, such longer period as, in the opinion of counsel for the Underwriter or Underwriters, a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an Underwriter or dealer (the applicable period, the “Demand Period”). No Demand Registration shall be deemed to have been effected for purposes of Section 2.01 if (i) during the Demand Period such Registration or the successful completion of the relevant offering and sale of all Registrable Securities pursuant thereto is prevented by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court or (ii) the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such Registration are not satisfied other than by reason of a wrongful act, misrepresentation or material breach of such applicable underwriting agreement by the Demanding Shareholder.
(b)   Deferral of Filing. The Company may defer the filing (but not the preparation) of a registration statement required by this Section 2.01, in addition to any Suspension pursuant to Section 3.03, until a date not later than forty-five (45) days after the Required Filing Date, if prior to receiving the Demand Request, the Company had determined to effect a registered underwritten public offering of the Company’s securities for the Company’s account pursuant to a registration statement to be filed by the Company and the Company has complied with Section 2.02 hereof, and the Company had taken substantial steps (including, but not limited to, selecting a managing Underwriter for such offering) and is proceeding with reasonable diligence to effect such offering. A deferral of the filing of a registration statement pursuant to this Section 2.01(e)(iv) shall be lifted, and the requested registration statement shall be filed forthwith, if the proposed registration for the Company’s account is abandoned. In order to defer the filing of a registration statement pursuant to this Section 2.01(e)(iv), the Company shall promptly (but in any event within ten (10) days), upon determining to seek such deferral, deliver to each Demanding Shareholder a certificate signed by an executive officer of the Company stating that the Company is deferring such filing pursuant to this Section 2.01(e)(iv) and a general statement of the reason for the Board’s determination to make such deferral and an approximation of the anticipated delay. Within twenty (20) days after receiving such certificate, the Holders of a majority of the Registrable Securities held by the Demanding Shareholders and for which registration was previously requested may withdraw such Demand Request by giving notice to the Company; if withdrawn, the Demand Request shall be deemed not to have been made for all purposes of this Agreement. The Company may defer the filing of a particular registration statement pursuant to this Section 2.01(e)(iv) only twice.
(c)   Demand Withdrawal. A Demanding Shareholder may withdraw its Registrable Securities from a Demand Registration at any time prior to the effectiveness of the applicable Demand Registration Statement. Upon delivery of a notice by all Demanding Shareholders to such effect, the Company may elect to cease all efforts to secure effectiveness of the applicable Demand Registration Statement, and such Registration nonetheless shall be deemed a Demand Registration with respect to such Demanding Shareholders for purposes of Section 2.01 unless (i) such Demanding Shareholders shall have paid or reimbursed the Company for its pro rata share of all reasonable and documented out-of-pocket fees and expenses incurred by the Company in connection with the Registration of such withdrawn Registrable Securities (based on the number of securities the Demanding Shareholders sought to register, as compared to the total number of securities included on such Demand Registration Statement) or (ii) the withdrawal is made because the Demanding Shareholders determined that the Registration would require the Company to make an Adverse Disclosure. In addition, any other Holder that has requested its Registrable Securities be included in a Demand Registration may withdraw its Registrable Securities from a Demand Registration at any time prior to the effectiveness of the applicable Demand Registration Statement.
(d)   Shelf Registration.
(i)   Shelf Demands. With respect to any Demand Registration, the Requesting Holders may require the Company to effect a registration of the Registrable Securities under a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (or any successor rule) registering the resale from time to time by Holders (the “Shelf Demanding Shareholders”) of the Registrable Securities requested by the Requesting Holders to be registered thereon (a “Shelf Registration” and, such registration statement, a “Shelf Registration Statement”) .
(ii)   Continued Effectiveness. The Company shall use its reasonable best efforts to keep any Shelf Registration Statement filed pursuant to Section 2.01(d)(i) continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by Shelf Demanding Shareholders until the earliest of (A) the date as of which all Registrable Securities have been sold pursuant to the Shelf Registration Statement or another Registration Statement filed under the Securities Act (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder), and (B) such shorter period as the Shelf Demanding Shareholders with respect to such Shelf Registration shall agree in writing (such period of effectiveness, the “Shelf Period”). Subject to Section 3.03, the Company shall not be deemed to have used its reasonable best efforts to keep the Shelf Registration Statement effective during the Shelf Period if the Company voluntarily takes any action or omits to take any action that would result in Shelf Demanding Shareholders not being able to offer and sell any Registrable Securities pursuant to such Shelf Registration Statement during the Shelf Period, unless such action or omission is (x) a Suspension permitted pursuant to Section 3.03 or (y) required by applicable law, rule or regulation.
(iii)   Underwritten Shelf Takedowns. At any time and from time to time after a Shelf Registration Statement on Form S-3 has been declared effective by the Commission, any of the Shelf Demanding Shareholders may request to sell all or any portion of the Registrable Securities in an underwritten offering that is registered pursuant to such Shelf Registration Statement (each, an “Underwritten Shelf Takedown”); provided, however, that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $20,000,000. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Promptly upon receiving such notice (but no later than 5 days after receipt of such notice), the Company shall notify all of the Holders of Registrable Securities of the potential Underwritten Shelf Takedown, and each Holder of Registrable Securities included on the applicable Shelf Registration Statement who thereafter wishes to include all or a portion of such Holder’s Registrable Securities such Underwritten Shelf Takedown shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. The Company shall include in any Underwritten Shelf Takedown the securities requested to be included by any Holder within five (5) days of receipt of notice of such Underwritten Shelf Takedown.
(e)   Underwritten Offerings.
(i)   If the Demanding Shareholders or the Shelf Demanding Shareholders, as applicable, request that any offering pursuant to a Demand Registration or Shelf Registration be consummated in the form of an Underwritten Offering (including an Underwritten Shelf Takedown), the Holders of a majority of the Registrable Securities to be included in such Underwritten Offering shall select the investment banking firm or firms, reasonably acceptable to the Company, to manage the Underwritten Offering. All Holders proposing to distribute their Registrable Securities through an Underwritten Offering (A) shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering and (B) shall complete and execute all questionnaires, powers of attorney and other documents, each in customary form, reasonably required under the terms of such underwriting arrangements.
(ii)   No Holder shall be required to make any representations or warranties in connection with any such registration other than representations and warranties as to (A) such Holder’s ownership of his or its Registrable Securities to be transferred free and clear of all liens, claims, and encumbrances, (B) such Holder’s power and authority to effect such transfer, and (C) such matters pertaining to compliance with securities laws as may be reasonably requested.
(iii)   The obligation of any Holder to indemnify pursuant to any such underwriting arrangements shall be several, not joint and several, among such Holders selling Registrable Securities, and the liability of each such Holder will be in proportion thereto; provided, that such liability will be limited to the net amount received by such Holder from the sale of his or its Registrable Securities pursuant to such registration.
(iv)   No securities to be sold for the account of any Person (including the Company) other than a Demanding Shareholder or Shelf Demanding Shareholder, as applicable shall be included in an Underwritten Offering unless the managing Underwriter or Underwriters shall advise such Demanding Shareholders that the inclusion of such securities will not adversely affect the price, timing or distribution of the offering or otherwise adversely affect its success (an “Adverse Effect”). Furthermore, if the managing Underwriter or Underwriters shall advise such Demanding Shareholders that, even after exclusion of all securities of other Persons pursuant to the immediately preceding sentence, the amount of Registrable Securities proposed to be included in such proposed Underwritten Offering is sufficiently large to cause an Adverse Effect, the Registrable Securities of such Demanding Shareholders to be included in such Underwritten Offering shall equal the number of shares that such Demanding Shareholders are so advised can be sold in such offering without an Adverse Effect and such shares shall be allocated as follows: (i) first, 100% of the Registrable Securities requested to be included in such Underwritten Offering by the Stagwell Parties, (ii) second, pro rata among the remaining Holders of such Registrable Securities requested to be included in such Underwritten Offering on the basis of the number of Registrable Securities owned by each such Holder, and (iii) third, only if all of the securities referred to in clause (ii) have been included, any other securities requested to be included in such Underwritten Offering on a pro rata basis among the holders of such securities.
(f)   Block Trades. If a Shelf Demanding Shareholder wishes to consummate an overnight block trade (on either an SEC registered or non-registered basis), then notwithstanding the time periods and piggyback rights otherwise provided herein, such Demanding Shareholder shall, if it would like the assistance of the Company, endeavor to give the Company sufficient advance notice in order to prepare the appropriate documentation for such transaction. Such Demanding Holder, if requesting an SEC registered underwritten block trade, (i) shall give the Company written notice of the transaction and the anticipated launch date of the transaction at least three (3) business days prior to the anticipated launch date of the transaction, (ii) the Company shall be required to only notify the other Demanding Shareholders of the transaction and none of the other Holders, (iii) the other Demanding Shareholders shall have one (1) business day prior to the launch of the transaction to determine if they wish to participate in the block trade, and (iv) the Company shall include in the block trade only shares held by the Demanding Shareholders.
Section 2.02 Piggyback Registrations.
(a)   Right to Piggyback. Each time the Company proposes to register any of its equity securities (other than pursuant to Article II hereto, in which case the obligations of the Company set forth in Article II shall apply, or pursuant to an Excluded Registration) under the Securities Act for sale to the public (whether for the account of the Company or the account of any securityholder of the Company) (a “Piggyback Registration”), the Company shall give prompt written notice to each Holder of Registrable Securities (which notice shall be given not less than ten (10) days prior to the anticipated filing date of the Company’s registration statement), which notice shall offer each such Holder the opportunity to include any or all of its Registrable Securities in such registration statement, subject to the limitations contained in Section 2.02(b) hereof. Each Holder who desires to have its Registrable Securities included in such registration statement shall so advise the Company in writing (stating the number of shares desired to be registered) within ten (10) days after the date of such notice from the Company. Any Holder shall have the right to withdraw such Holder’s request for inclusion of such Holder’s Registrable Securities in any registration statement pursuant to this Section 2.02(a) by giving written notice to the Company of such withdrawal. Subject to Section 2.02(b), below, the Company shall include in such registration statement all such Registrable Securities so requested to be included therein; provided, however, that the Company may at any time withdraw or cease proceeding with any such registration if it shall at the same time withdraw or cease proceeding with the registration of all other equity securities originally proposed to be registered.
(b)   Priority on Piggyback Registrations.
(i)   If a Piggyback Registration is in the form of an underwritten offering and was initiated by the Company, and if the managing Underwriter advises the Company that the inclusion of Registrable Securities requested to be included in the Registration Statement would cause an Adverse Effect, the Company shall include in such registration statement (i) first, the securities the Company proposes to sell, (ii) second, 100% of the Registrable Securities requested to be included in such registration, pro rata among the Holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such Holder, and (iii) third, only if all of the securities referred to in clause (ii) have been included in such registration, any other securities requested to be included in such registration on a pro rata basis among the holders of such securities. If as a result of the provisions of this Section 2.02(b)(i) any Holder shall not be entitled to include all Registrable Securities in a registration that such Holder has requested to be so included, such Holder may withdraw such Holder’s request to include Registrable Securities in such registration statement.
(ii)   If a Piggyback Registration is an underwritten offering and was initiated by a security holder of the Company, and if the managing Underwriter advises the Company that the inclusion of Registrable Securities requested to be included in the Registration Statement would cause an Adverse Effect, the Company shall include in such registration statement (i) first, 100% of the securities requested to be included therein by the security holders requesting such registration and the Registrable Securities requested to be included in such registration, pro rata among the holders of such securities on the basis of the number of securities owned by each such holder, and (ii) second, only if all of the securities referred to in clause (i) have been included in such registration, any other securities requested to be included in such registration (including securities to be sold for the account of the Company) on a pro rata basis among the holders of such securities. If as a result of the provisions of this Section 2.02(b)(ii) any Holder shall not be entitled to include all Registrable Securities in a registration that such Holder has requested to be so included, such Holder may withdraw such Holder’s request to include Registrable Securities in such registration statement.

(iii)   No Holder may participate in any registration statement in respect of a Piggyback Registration hereunder unless it satisfies the conditions set forth in Section 2.01(e)(i), and the provisions regarding indemnification set forth in Section 2.01(e)(iii) shall apply to any Piggyback Registration hereunder.
Section 2.03 Holdback Agreements.
(a)   The Company shall not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the 75-day period beginning on the effective date of any Demand Registration Statement (other than a Shelf Registration), or in the case of a Shelf Registration, the filing of any prospectus relating to the offer and sale of Registrable Securities, or a Piggyback Registration, except pursuant to any Excluded Registration or unless the Underwriters managing any offering with respect to such registration otherwise agree.
(b)   If any Holder of Registrable Securities notifies the Company in writing that it intends to effect an Underwritten Shelf Takedown pursuant to Section 2.01(e) hereof, the Company shall not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for its equity securities, during the seven days prior to and during the 75-day period beginning on the pricing date for such Underwritten Shelf Takedown, except pursuant to an Excluded Registration or unless the Underwriters managing any such offering otherwise agree.
Section 2.04 Transfer of Registration Rights. The rights of each Holder under this Agreement may be assigned to (i) any Affiliate of a Holder permitted under the MDC Delaware Certificate of Incorporation, MDC Delaware Bylaws and Transaction Agreement who agrees in writing to be subject to and bound by all the terms and conditions of this Agreement and (ii) an Award Holder.
Section 2.05 Award Holder Registration Rights. Any Person who receives, directly or indirectly, Registrable Securities in exchange for such Person’s Stagwell Incentive Awards (as defined in the Transaction Agreement) in connection with or as a result of the Transactions (including pursuant to any negotiated resolution thereof) and agrees in writing to be subject to and bound by the applicable terms and conditions of this Agreement shall be deemed an “Award Holder” for all purposes hereunder.
ARTICLE III
Registration Procedures
Section 3.01 General Procedures. If at any time on or after the Closing the Company is required to effect the registration of Registrable Securities, whether pursuant to the filing of a new Registration Statement, effecting an Underwritten Shelf Takedown, or effecting an underwritten block trade, the Company shall use its reasonable best efforts to effect such registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, including if so requested by a Holder or Holders a distribution to, and resale by, the members or partners of a Holder (a “Partner Distribution”), and pursuant thereto the Company shall, as expeditiously as possible:
(a)   prepare and file with the SEC as soon as practicable and in accordance with Article II a Registration Statement with respect to such Registrable Securities; provided that as far in advance as practicable before filing such registration statement or any amendment thereto, the Company will furnish to the selling Holders copies of reasonably complete drafts of all such documents prepared to be filed (including exhibits), and any such Holder shall have the opportunity to object to or suggest revisions to any information with respect to such Holders contained therein and the Company will make revisions reasonably requested by such Holder with respect to such information prior to filing any such registration statement or amendment;
(b)   prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement, and such supplements to the prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective as provided for herein;

(c)   prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
(d)   cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;
(e)   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
(f)   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
(g)   advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective (which may be satisfied by the issuance of a press release by the Company);
(h)   notify the Holders at any time when a prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.03 hereof;
(i)   permit a representative of the Holders, the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter(s), attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriter(s) enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
(j)   at the request of any Holder seeking to effect or considering a Partner Distribution, file any prospectus supplement or post-effective amendments, or include in the initial registration statement any disclosure or language, or include in any prospectus supplement or post-effective amendment any disclosure or language, and otherwise take any action, deemed necessary or advisable by such Holder to effect such Partner Distribution;
(k)   obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and such managing Underwriter;
(l)   on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriter(s) may reasonably request and as are customarily included in such opinions and negative assurance letters; provided, however, that counsel for the Company shall not be required to provide any opinions with respect to any Holder;

(m)   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter(s) of such offering;
(n)   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the SEC);
(o)   in connection with an Underwritten Offering, cause its senior management, officers, employees and independent public accountants (in the case of the independent public accountants, subject to any applicable accounting guidance regarding their participation in the offering or the due diligence process) to participate in, make themselves available, supply such information as may reasonably be requested and to otherwise facilitate and cooperate with the preparation of the Registration Statement and prospectus and any amendments or supplements thereto (including participating in meetings, drafting sessions, due diligence sessions and rating agency presentations) taking into account the Company’s reasonable business needs;
(p)   if a Registration relates to an Underwritten Offering with gross proceeds in excess of $20,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and
(q)   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.
Section 3.02 Registration Expenses. All reasonable, out-of-pocket fees and expenses incident to any registration hereunder, including, without limitation, the Company’s performance of or compliance with this Article II, all registration and filing fees, all fees and expenses associated with filings required to be made with the Financial Industry Regulatory Authority (“FINRA”), as may be required by the rules and regulations of FINRA, fees and expenses of compliance with securities or “blue sky” laws (including reasonable fees and disbursements of counsel for the underwriters in connection with “blue sky” qualifications of the Registrable Securities, but not including any fees above $5000 relating to any memorandum of counsel related to “blue sky” qualifications), printing expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with the Depository Trust Company and of printing prospectuses, if applicable), messenger and delivery expenses, the fees and expenses incurred in connection with any listing or quotation of the Registrable Securities, fees and expenses of counsel for the Company and its independent certified public accountants (including the expenses of any special audit or “cold comfort” letters required by or incident to such performance), the fees and expenses of any special experts retained by the Company in connection with such registration, and the fees and expenses of other persons retained by the Company, and reasonable fees and expenses (not to exceed $100,000) as provided in writing to the Company of one (1) legal counsel selected by the Demanding Shareholders or the Shelf Demanding Shareholders, as applicable, will be borne by the Company (unless paid by a security holder that is not a Holder for whose account the registration is being effected) whether or not any registration statement becomes effective; provided, however, that any underwriting discounts, commissions, or fees attributable to the sale of the Registrable Securities will be borne by the Holders pro rata on the basis of the number of shares so registered.
Section 3.03 Suspension of Sales; Adverse Disclosure. The Company shall promptly notify each of the Holders in writing if a Registration Statement or Prospectus contains a Misstatement and, upon receipt of such written notice from the Company, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended prospectus correcting the Misstatement; provided that the Company hereby covenants promptly to prepare and file any required supplement or amendment correcting any Misstatement promptly after the time of such notice and, if necessary, to request the immediate effectiveness thereof. If the filing, initial effectiveness or continued use of a Registration Statement or prospectus included in any Registration Statement at any time (a) would require the Company to make an Adverse Disclosure, (b) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the Board, which judgment shall be documented in writing and provided to the Holders in the form of a written certificate signed by the Chairman of the Board, such filing, initial effectiveness or continued use of a Registration Statement would be materially detrimental to the Company, the Company shall have the right to defer the filing, initial effectiveness or continued use of any Registration Statement pursuant to (a), (b) or (c) (each such deferral, a “Suspension”) for a period of not more than forty-five (45) days, provided that any such suspension shall terminate at such earlier time as the reason for such suspension is no longer in effect, and the Company shall not defer any such filing, initial effectiveness or use of a Registration Statement pursuant to this Section 3.03 more than two times (in each case counting deferrals initiated pursuant to (a), (b) and (c) in the aggregate) in any 12-month period
Section 3.04 Reporting Obligations. The Company will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, will, upon the request of the Holders, make publicly available other information) and will take such further action as the Holders may reasonably request, all to the extent required from time to time to enable the Holders to sell MDC Class A Common Stock without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such rule may be amended from time to time or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the reasonable request of any Holder, the Company will deliver to such parties a written statement as to whether it has complied with such requirements and will, at its expense, forthwith upon the request of any such Holder, deliver to such Holder a certificate, signed by the Company’s principal financial officer, stating (i) the Company’s name, address and telephone number (including area code), (ii) the Company’s Internal Revenue Service identification number, (iii) the Company’s SEC file number, (iv) the number of shares of each class of capital stock outstanding as shown by the most recent report or statement published by the Company, and (v) whether the Company has filed the reports required to be filed under the Exchange Act for a period of at least ninety (90) days prior to the date of such certificate and in addition has filed the most recent annual report required to be filed thereunder.
Section 3.05 Preservation of Rights. The Company will not (a) grant any registration rights to third parties which are more favorable than or inconsistent with the rights granted hereunder or (b) enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to the Holders in this Agreement.
ARTICLE IV
Indemnification
Section 4.01 Indemnification.
(a)   The Company agrees to indemnify and reimburse, to the fullest extent permitted by law, each Holder of Registrable Securities, its officers, directors, employees, agents and advisors and each person who “controls” such Holder (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities and expenses (including attorneys’ fees) based upon, arising out of, related to or resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriter(s), their officers and directors and each person who controls (within the meaning of the Securities Act) such Underwriter(s) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
(b)   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors, officers, employees, agents and advisors and each person who “controls” (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) based upon, arising out of or resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. No Holder of Registrable Securities shall be liable in any such case to the extent that, prior to the filing or effectiveness of any such registration statement or prospectus or amendment thereof or supplement thereto, such Holder has furnished in writing to the Company information expressly for use in such registration statement or prospectus or any amendment thereof or supplement thereto that corrected or made not misleading information previously furnished to the Company. The Holders of Registrable Securities shall indemnify the Underwriter(s), their officers, directors and each person who controls (within the meaning of the Securities Act) such Underwriter(s) to the same extent as provided in the foregoing with respect to indemnification of the Company.
(c)   Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, however, that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
(d)   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution (pursuant to Section 4.01(e)) to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
(e)   If the indemnification provided under Section 4.01 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.01(e) shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections (a), (b) and (c) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.01(e) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.01(e). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.01(e) from any person who was not guilty of such fraudulent misrepresentation.
ARTICLE V
TERMINATION
Section 5.01 Termination . The Holders may exercise the registration rights granted hereunder in such manner and proportions as they shall agree among themselves. The registration rights hereunder shall cease to apply to any particular security and such security shall accordingly no longer be considered a Registrable Security when: (a) a registration statement with respect to the sale of such Registrable Security shall have become effective under the Securities Act and such Registrable Security shall have been disposed of in accordance with such registration statement; (b) such Registrable Security shall have been sold pursuant to Rule 144 under the Securities Act (or any successor provision); (c) such Registrable Security shall have ceased to be outstanding; (d) in the case of Registrable Securities held by a Holder that is not a Stagwell Party, or any Affiliate thereof, such Holder holds less than five percent (5%) of the then outstanding Registrable Securities; or (e) in the case of Registrable Securities held by a Stagwell Party, or any Affiliate thereof, such Holder holds less than one percent (1%) of the then outstanding Registrable Securities and, in the case of (d) or (e) such Registrable Securities are eligible for sale pursuant to Rule 144 under the Securities Act (or any successor provision) without restriction as to volume or otherwise. The Company shall promptly upon the request of any Holder furnish to such Holder evidence of the number of Registrable Securities then outstanding.
ARTICLE VI
MISCELLANEOUS
Section 6.01 Notices. Each notice, request, demand or other communication under this Agreement shall be in writing and shall be deemed to have been duly given, delivered or made as follows: (a) if delivered by hand, when delivered; (b) if sent by facsimile transmission before 5:00 p.m. on a Business Day in the delivery location, when transmitted and receipt is confirmed; (c) if sent by facsimile transmission after 5:00 p.m. on a Business Day in the delivery location or on a day other than a Business Day and receipt is confirmed, on the following Business Day; (d) if sent via an overnight international courier service, the Business Day after being delivered to such courier; and (e) if sent by email, when sent, provided that (i) the subject line of such email states that it is a notice delivered pursuant to this Agreement and (ii) the sender of such email does not receive a written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address, facsimile number or email address set forth beneath the name of such party below (or to such other address, facsimile number or email address as such party shall have specified in a written notice given to the other parties hereto):
(a)
if to any Stagwell Party:

[•]
with a copy to (which copy shall not constitute notice):
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022
Attention:
Paul M. Tiger
Andrea Basham

Email:
paul.tiger@freshfields.com
andrea.basham@freshfields.com

(b)
if to the Company:

[•]

with a copy to (which copy shall not constitute notice):
[•]
If to any other Holder, the address indicated for such Holder in the Company’s stock transfer records with copies, so long as the Stagwell Parties own any Registrable Securities, to the Stagwell Parties as provided above.
Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.
Section 6.02 Authority . Each of the parties hereto represents to the other that (a) it has the requisite entity power and authority to execute, deliver and perform this Agreement, (b) this Agreement has been duly authorized, executed and delivered by it and, assuming due authorization, execution and delivery by the counterparties hereto, constitutes a valid and binding obligation of such party, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).
Section 6.03 Governing Law; Jurisdiction; Specific Performance; WAIVER OF JURY TRIAL.
(a)   This Agreement shall be governed by, and construed in accordance with, the laws of the state of New York without giving effect to any choice or conflict of law provision or rule (whether of the state of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of New York.
(b)   Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of the State of New York or (to the extent subject matter jurisdiction exists therefor) the U.S. District Court for the Southern District of New York with respect to any dispute arising out of, relating to or in connection with this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of New York, as described above, and (iv) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. Each of the parties hereto hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 6.01 shall be effective service of process for any suit or proceeding in connection with this Agreement or any of the transactions contemplated hereby.
(c)   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach.
Section 6.04 Counterparts; Electronic Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of electronic mail transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.
Section 6.05 Successors and Assigns; Third Party Beneficiaries.
(a)   Except as otherwise expressly provided herein, this Agreement shall be binding upon and benefit the Company, each Holder, and their respective successors and assigns.

(b)   Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.
(c)   Any Person that is or becomes a Holder and is not already a party hereto or that is assigned rights hereunder pursuant to Section 2.04 shall execute and deliver a joinder to this Agreement and upon such execution and delivery shall become a party hereto having the rights of a Holder hereunder.
Section 6.06 Expenses. Except as otherwise specifically provided herein, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.
Section 6.07 Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable Law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties hereto shall be construed and enforced accordingly.
Section 6.08 Entire Agreement. This Agreement and, as applicable, the other Ancillary Agreements (as defined in the Transaction Agreement), constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings (both written and oral) among the parties with respect to the subject matter of this Agreement, including, but not limited to, such agreements and understandings provided for in Article V of the Securities Purchase Agreement by and between MDC Partners Inc. and Stagwell Agency Holdings LLC dated as of March 14, 2019.
Section 6.09 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
Section 6.10 Waiver . Any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived at any time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to, any subsequent or other failure.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
MDC PARTNERS INC. By: Name: Title:
STAGWELL MEDIA LP By: Name: Title:
STAGWELL AGENCY HOLDINGS LLC By: Name: Title:
THE STAGWELL GROUP LLC By: Name: Title:
MARK J. PENN By: Name: Title:

EXHIBIT A
Holders
Stagwell Agency Holdings LLC
The Stagwell Group LLC
Mark J. Penn
[•]

Exhibit N
[To be dated the Closing Date]
MDC Partners Inc.
[•]
[•]
Attention: [•]
Re:
Information and Access Rights; Sharing of Information; Confidentiality.

Ladies and Gentlemen:
Reference is made to the Transaction Agreement, dated as of December 21, 2020 (the “Transaction Agreement”), by and among Stagwell Media LP, a Delaware limited partnership (“Stagwell Media”), MDC Partners Inc., a Canadian corporation which domesticated to the State of Delaware and converted into a Delaware limited liability company prior to the date hereof (the “OpCo”), New MDC LLC, a Delaware limited liability company and wholly-owned subsidiary of MDC, and Midas Merger Sub 1 LLC, a Delaware limited liability company and wholly-owned subsidiary of New MDC, pursuant to which, among other things, MDC Partners Inc., a Delaware corporation (the “Company”), became the managing member of OpCo. Capitalized terms used and not defined in this letter agreement shall have the meanings given to them in the Transaction Agreement. As used herein, (i) the “Stagwell Parties” means, collectively, Stagwell Media, Stagwell Agency Holdings LLC, a Delaware limited liability company, the Stagwell Group LLC, a Delaware limited liability company, and (except as provided in Section 4) Mark J. Penn; and (ii) the “Parties” means, collectively, the Stagwell Parties and the Company.
The Parties agree as follows:
1.   Information Rights. For so long as the Stagwell Parties “beneficially own” (as such term is defined in Rule 13d-3 under the Exchange Act) more than 10% of the then issued and outstanding voting securities of the Company, the Company shall provide to each Stagwell Party:
a.   quarterly financial statements as soon as reasonably practicable after they become available, but no later than the earlier of (i) forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company and (ii) the applicable filing deadlines under SEC rules, prepared in accordance with GAAP as in effect from time to time, which such financial statements shall include the consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of operations, changes in shareholders’ equity and cash flows; provided, that this requirement shall be deemed to have been satisfied if, on or prior to such date, the Company files its quarterly report on Form 10-Q for the applicable fiscal quarter with the SEC; and
b.   annual financial statements audited by a nationally recognized accounting firm as soon as reasonably practicable after they become available, but no later than the earlier of (i) ninety (90) days after the end of each fiscal year of the Company and (ii) the applicable filing deadline under SEC rules, prepared in accordance with GAAP as in effect from time to time, which such audited financial statements shall include the consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of operations, changes in shareholders’ equity and cash flows; provided, that this requirement shall be deemed to have been satisfied if, on or prior to such date, the Company files its annual report on Form 10-K for the applicable fiscal year with the SEC.
2.   Access Rights. For so long as the Stagwell Parties, collectively, “beneficially own” more than 10% of the then issued and outstanding voting securities of the Company, the Company shall (a) give to the Stagwell Parties and their respective Representatives reasonable access during normal business hours to the offices, properties, personnel, books, records, work papers and other documents and information relating to the Company and its Subsidiaries (provided that the Stagwell Parties must request access at least forty-eight (48) hours in advance) and (b) furnish to the Stagwell Parties and their respective Representatives such financial and operating data and other information as the Stagwell Parties may reasonably request. Nothing in this Section 2 shall require the Company or any of its Subsidiaries to disclose any information (i) that would cause a risk of a loss of privilege to the Company or any of its Subsidiaries, (ii) that would cause the Company or any of its Subsidiaries to be in violation of any applicable law, or (iii) which relates to specific events, occurrences or circumstances with respect to which there is an actual conflict of interest between the Stagwell Parties and the Company (as reasonably determined in good faith by the general counsel of the Company). If the Company or any of its Subsidiaries does not provide or cause its Representatives to provide such access or such information in reliance on the immediately preceding sentence, the Company shall give notice to the applicable Stagwell Party of the fact that it is withholding such information or documents pursuant to such sentence, and thereafter the Company and the applicable Stagwell Party shall reasonably cooperate to cause such access or information to be provided in a manner that would not reasonably be expected to waive the applicable privilege, violate applicable law or relate to an actual conflict of interest, as applicable. Notwithstanding this Section 2, none of the Stagwell Parties nor any of their respective Representatives shall have the right to conduct environmental sampling on any of the properties owned or operated by the Company or its Subsidiaries. Any access pursuant to this Section 2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company or its Subsidiaries. The Stagwell Parties shall be responsible for, and shall reimburse the Company for, any reasonable, documented, out-of-pocket fees and expenses incurred directly in connection with the permitting of access or the preparation and provision of any information pursuant to this Section 2 to the extent that such information would not otherwise have been prepared by the Company but for the need to fulfill its obligations under this letter agreement.
3.   Sharing of Information. Individuals associated with the Stagwell Parties may from time to time serve on the board of directors of the Company or equivalent governing bodies of the Company’s Subsidiaries. The Company, on behalf of itself and its Subsidiaries, recognizes that such individuals: (a) will from time to time receive non-public information concerning the Company and its Subsidiaries; and (b) may (subject to the obligation to maintain the confidentiality of such information in accordance with this letter agreement) share such information with Stagwell Related Parties (as defined below). Such sharing will be for the dual purpose of facilitating support to such individuals in their capacity as directors (or members of the governing body of any Subsidiary) and enabling the Stagwell Parties, as equityholders of the Company, to evaluate the Company’s performance and prospects. The Company, on behalf of itself and its Subsidiaries, irrevocably consents to such sharing and agrees that such individuals, provided they comply with the confidentiality obligations herein, shall not be, or shall not be deemed to be, in breach of any duties (fiduciary or otherwise) otherwise applicable to such individuals in connection with the exercise of the rights granted in this letter agreement.
4.   Confidentiality. Except as otherwise agreed to by the Company, each Stagwell Party agrees that it will keep confidential and will not disclose, divulge or use for any purpose other than to monitor its investment in the Company and its Subsidiaries (and, with respect to a Stagwell Party who is an employee of the Company or its Subsidiaries, in the ordinary course of such Stagwell Party’s employment in compliance with the terms of such Stagwell Party’s employment agreement (if any) and any applicable policies of the Company and its Subsidiaries relating to disclosure of confidential information), any confidential information obtained from the Company pursuant to the terms of this letter agreement, unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 4 by such Stagwell Party or its controlled Affiliates), (b) is or has been independently developed or conceived by such Stagwell Party without use of the Company’s confidential information or (c) is or has been made known or disclosed to such Stagwell Party by a third party (other than a controlled Affiliate of such Stagwell Party) without, to such Stagwell Party’s knowledge, a breach of any obligation of confidentiality such third party may have to the Company; provided, that a Stagwell Party may disclose confidential information (i) to its Representatives to the extent necessary to obtain their services in connection with monitoring its investment in the Company, provided that such Stagwell Party directs such Representatives to comply with the confidentiality obligations set forth in this Section 4, (ii) to any (A) controlled Affiliate of such Stagwell Party or (B) partner or member of such Stagwell Party (but solely to the extent consistent with such Stagwell Party’s historical practices and subject to appropriate confidentiality arrangements) (the Persons identified in clauses (A) and (B), the “Stagwell Related Parties”), in each case in the ordinary course of its business, provided that any such Stagwell Related Party is subject to a customary obligation to keep such information confidential, (iii) upon the routine request of any governmental or regulatory body having authority to regulate any such Stagwell Party that relates specifically to the Company or (iv) as may otherwise be required by law, provided, in the case of each of clauses (iii) and (iv), that such Stagwell Party provides notice to the Company of such request or requirement (to the extent practicable) and

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undertakes reasonable effort to minimize the extent of any such required disclosure (including by cooperating with any effort by the Company to obtain confidential treatment of any information to be produced in response thereto). Each of the Stagwell Parties agree to be responsible for any breach of this Section 4 by any Stagwell Related Party or any of its or their Representatives. Notwithstanding anything in this Section 4 to the contrary, for so long as Mark J. Penn is an officer or director of the Company, he shall not be considered a “Stagwell Related Party” for purposes of this Section 4, it being understood that his duties of confidentiality to the Company shall be determined solely by reference to any applicable employment agreement he has entered into with the Company or its Subsidiaries and to the extent provided under applicable Law.
5.   Miscellaneous. Sections 12.03 (Governing Law; Jurisdiction; Specific Performance; Waiver of Jury Trial), 12.04 (Counterparts; Electronic Transmission of Signatures), 12.05(a) (Assignment); 12.06 (Expenses) 12.07 (Severability), 12.09 (Amendment), 12.10 (Waiver) and Section 12.11 (No Waiver of Privilege) of the Transaction Agreement shall apply, mutatis mutandis, to this letter agreement.
[Signature Page Follows]

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If you agree with the foregoing, please execute and return to us the enclosed counterpart to this letter agreement.
Very truly yours,
STAGWELL MEDIA LP By: Name: Title:
STAGWELL GROUP LLC By: Name: Title:
STAGWELL AGENCY HOLDINGS LLC By: Name: Title:
MARK J. PENN
[Signature Page to Information Side Letter]

Accepted and agreed:
MDC PARTNERS INC.
By:
    Name:
    Title:
[Signature Page to Information Side Letter]

EXHIBIT O
SECTION 190 OF THE CBCA
190.   (1)   Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to
(a)
amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)
amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)
amalgamate otherwise than under section 184;

(d)
be continued under section 188;

(e)
sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)
carry out a going-private transaction or a squeeze-out transaction.

(2)    Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
(2.1)   If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.
(3)   Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
(4)   No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
(5)   Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.
(6)   Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.
(7)   Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing
(a)
the shareholder’s name and address;

(b)
the number and class of shares in respect of which the shareholder dissents; and

(c)
a demand for payment of the fair value of such shares.

(8)   Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9)   Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
(10)   Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.
(11)   Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where
(a)
the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)
the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)
the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.
(12)   Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice
(a)
a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)
if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13)   Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
(14)   Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
(15)   Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
(16)   Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
(17)   Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
(18)   No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
(19)   Parties — On an application to a court under subsection (15) or (16),
(a)
all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)
the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

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(20)   Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
(21)   Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
(22)   Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.
(23)   Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
(24)   Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
(25)   Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may
(a)
withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26)   Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
(a)
the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)
the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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EXHIBIT P
CERTIFICATE OF INCORPORATION
OF
MDC PARTNERS INC.
[•]
I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware (the “DGCL”), do execute this Certificate of Incorporation and do hereby certify as follows:
ARTICLE I
The name of the corporation (hereinafter called the “Corporation”) is MDC Partners Inc.
ARTICLE II
SECTION 1.   The address of the Corporation’s registered office in the State of Delaware is c/o Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.
SECTION 2.   The name and address of the incorporator is as follows [•].
ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
ARTICLE IV
SECTION 1.   The total number of shares of all classes of stock which the Corporation shall have authority to issue is [•] shares of capital stock, consisting of:
(1)   [•] shares of Preferred Stock, no par value (“Preferred Stock”), including (i) 95,000 shares designated as the “Series 4 Convertible Preferred Stock”, (ii) 30,000,000 shares designated as the “Series 5 Convertible Preferred Stock”, (iii) 50,000 shares designated as the “Series 6 Convertible Preferred Stock” and (iv) 20,000,000 shares designated as the “Series 7 Convertible Preferred Stock”, and
(2)   [•] shares of class A common stock, no par value (the “Class A Common Stock”), [•] shares of class B common stock, no par value (the “Class B Common Stock”), and [•] shares of class C common stock, no par value (the “Class C Common Stock” and, together with the Class A Common Stock and Class B Common Stock, the “Common Stock”).
Subject to the rights of the holders of any outstanding class or series of Preferred Stock, the number of authorized shares of either the Preferred Stock or the Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), voting as a single class, and no vote of the holders of either the Preferred Stock or the Common Stock voting separately as a class shall be required therefor.
SECTION 2.   The Board of Directors of the Corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions and without stockholder approval, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.
SECTION 3.   (a) Except as otherwise expressly provided herein or required by law, voting as a single class, each holder of outstanding shares of Class A Common Stock shall be entitled to one vote in respect of each share of Class A Common Stock, each holder of outstanding shares of Class B Common Stock shall be entitled to twenty votes in respect of each share of Class B Common Stock and each holder of outstanding shares of Class C Common Stock shall be entitled to one vote in respect of each share of Class C Common Stock held as of the applicable date on any matter that is submitted to a vote of stockholders of the Corporation; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any amendment to the Designation relating to any series of Preferred Stock attached hereto as Exhibit A, B, C or D) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Designation relating to any series of Preferred Stock attached hereto as Exhibit A, B, C or D) or pursuant to the DGCL.
(b)   Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted to such holders by this Certificate of Incorporation (including any Designation relating to such series attached hereto as Exhibit A, B, C or D).
(c)   Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock:
1)   All dividends which are declared in any year in the discretion of the Board of Directors on all shares of the Class A Common Stock shall be declared and paid at the same time in an equal or, in the discretion of the Board of Directors, a greater amount per share than those dividends declared in respect of the Class B Common Stock at the time outstanding. All dividends which are declared in any year, in the discretion of the Board of Directors, on all shares of the Class B Common Stock shall be declared and paid at the same time in an equal or, in the discretion of the Board of Directors, a lesser amount per share than those declared in respect of shares of Class A Common Stock.
2)   If any stock dividend is declared on shares of Class A Common Stock, such dividend may be paid in shares of Class A Common Stock or in shares of Class B Common Stock, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the Board of Directors, lesser amounts per share are declared at the same time on shares of the Class B Common Stock and are payable in either shares of Class A Common Stock or in shares of Class B Common Stock, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on shares of Class A Common Stock. If any stock dividend is declared on shares of Class B Common Stock, such dividend may be paid in shares of Class A Common Stock or in shares of Class B Common Stock, or partly in one class and partly in the other, if stock dividends in equal or, in the discretion of the Board of Directors, greater amounts per share are paid at the same time on shares of the Class A Common Stock and are payable in either shares of Class A Common Stock or in shares of Class B Common Stock, or partly in one class and partly in the other, regardless of which class the stock dividend was paid on shares of Class B Common Stock.
3)   All distributions other than dividends (including, without limiting the generality of the foregoing, any distribution of rights, warrants or options to purchase securities of the Corporation), and all such distributions which may at any time or from time to time be authorized or made:

i)
in respect of shares of the Class A Common Stock, shall be authorized and made at the same time in equal, or in the discretion of the Board of Directors, greater quantities or amounts per share than on shares of Class B Common Stock without preference or distinction; and

ii)
in respect of shares of the Class B Common Stock, shall be authorized and made at the same time in equal, or in the discretion of the directors, lesser quantities or amounts per share than on shares of Class A Common Stock without preference or distinction.

(d)   Except as contemplated by Section 8 of this Article IV, dividends or other distributions shall not be declared or paid on the Class C Common Stock.
(e)   Upon the dissolution, liquidation or winding up of the Corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Class A Common Stock and Class B Common Stock, as such, shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them. For the avoidance of doubt, a dissolution, liquidation or winding up shall not be deemed to be occasioned by or to include, without limitation, any voluntary consolidation, reorganization, conversion or merger of the Corporation with or into any other corporation or entity or other corporation or entities or a sale, lease, transfer, exchange or conveyance of all or a part of the Corporation’s assets. The holders of the Class C Common Stock, as such, shall not be entitled to receive any assets of the Corporation upon any dissolution, liquidation or winding up of the Corporation.
SECTION 4.   Each share of Class B Common Stock shall be convertible at any time, at the option of the holder thereof, into a share of Class A Common Stock, on the basis of one share of Class A Common Stock for each share of Class B Common Stock so converted.
SECTION 5.   (a) For the purposes of this Section 5:
1)   “affiliate” has the meaning ascribed thereto under the General Rules and Regulations under the Securities Exchange Act of 1934, as amended;
2)   “Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;
3)   “Converted Shares” means the shares of Class B Common Stock resulting from the conversion of shares of Class A Common Stock into shares of Class B Common Stock pursuant to Section 5(b) of this Article IV;
4)   “Exclusionary Offer” means an offer to purchase shares of Class B Common Stock that:
i)   must, by reason of applicable securities legislation or the requirements of a stock exchange on which the shares of Class B Common Stock are listed, be made to all or substantially all holders of shares of Class B Common Stock; and
ii)   is not made concurrently with an offer to purchase shares of Class A Common Stock that is identical to the offer to purchase shares of Class B Common Stock in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects, and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are tendered pursuant to the offer for shares of Class B Common Stock, and for the purposes of this definition, if an offer to purchase shares of Class B Common Stock is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for sub-clause (ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase shares of Class A Common Stock;
5)   “Expiry Date” means the last date upon which holders of shares of Class B Common Stock may accept an Exclusionary Offer;

6)   “Offer Date” means the date on which an Exclusionary Offer is made;
7)   “Offeror” means a person or company that makes an offer to purchase shares of Class B Common Stock (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and
8)   “transfer agent” means the transfer agent for the time being of the Corporation’s shares of Common Stock.
(b)   Subject to paragraphs (e) and (j) of this Section 5, if an Exclusionary Offer is made, each outstanding share of Class A Common Stock shall be convertible into one share of Class B Common Stock at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by, if applicable, the share certificate or certificates representing the shares of Class A Common Stock which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of shares of Class A Common Stock which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and, if applicable, share certificate or certificates, the Corporation shall issue shares of Class B Common Stock as above prescribed and in accordance with paragraph of this Section 5.
(c)   An election by a holder of shares of Class A Common Stock to exercise the conversion right provided for in paragraph (b) of this Section 5 shall be deemed to also constitute an irrevocable election by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder’s right to subsequently withdraw the shares from the offer) and to exercise the right to convert into shares of Class A Common Stock all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into shares of Class A Common Stock, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his or her right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into shares of Class A Common Stock pursuant to such deemed election shall become effective,
1)
in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

2)
in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(d)   Upon completion of the offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror pursuant to the offer. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this subparagraph.
(e)   Subject to paragraph (f) of this Section 5, the conversion right provided for in paragraph (b) of this Section 5 shall not come into effect if:
1)
prior to the time at which the Exclusionary Offer is made there is delivered to the transfer agent and to the Secretary of the Corporation certificate or certificates signed by or on behalf of one or more stockholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding shares of Class B Common Stock, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such stockholder, that such stockholder shall not:

i)
accept any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

ii)
make any Exclusionary Offer;

iii)
act jointly or in concert with any person or company that makes any Exclusionary Offer; or

iv)
transfer any shares of Class B Common Stock, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of shares of Class B Common Stock transferred or to be transferred to each transferee;

2)
within seven days after the Offer Date there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more stockholders of the Corporation owning in the aggregate more than 50% of the then outstanding shares of Class B Common Stock, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such stockholder:

i)
the number of shares of Class B Common Stock owned by the stockholder;

ii)
that such stockholder is not making the offer and is not an affiliate of, or acting jointly or in concert with, the person or company making the offer;

iii)
that such stockholder shall not accept the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

iv)
that such stockholder shall not transfer any shares of Class B Common Stock, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of shares of Class B Common Stock transferred or to be transferred to each transferee if this information is known to the transferor; or

3)
any shares of Class C Common Stock are outstanding.

(f)   If a notice referred to in sub-clause (e)(1)(i), (e)(1)(iv), (e)(2)(iii) or (e)(2)(iv) of this Section 5 is given and the conversion right provided for in paragraph (b) of this Section 5 has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, make a determination as to whether there are subsisting certifications that comply with either sub-clause (e)(1) or (e)(2) of this Section 5 from stockholders of the Corporation who own in the aggregate more than 50% of the then outstanding shares of Class B Common Stock, exclusive of shares owned immediately prior to the offer by the Offeror. For the purposes of this determination the transaction that is the subject of such notice shall be deemed to have taken place at the time of the determination, and the shares that are the subject of such notice shall be deemed to have been transferred to a person or company from whom the transfer agent had not received such a certification unless the transfer agent is otherwise advised either by such notice or by the transferee in writing. If the transfer agent determines that there are not such subsisting certifications, paragraph (e) of this Section 5 shall cease to apply and the conversion right provided for in paragraph (b) of this Section 5 shall be in effect for the remainder of the Conversion Period.
(g)   As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of shares of Class A Common Stock a notice advising the holders as to whether they are entitled to convert their shares of Class A Common Stock into shares of Class B Common Stock and the reasons therefor. If such notice disclosed that they are not so entitled but if subsequently determined that they are so entitled by virtue of paragraph (f) of this Section 5 or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.
(h)   If a notice referred to in paragraph (g) of this Section 5 discloses that the conversion right has come into effect, the notice shall:
1)
include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

2)
include the information set out in paragraph (c) of this Section 5; and

3)
be accompanied by a copy of the offer and all other material sent to holders of shares of Class B Common Stock in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of shares of Class B Common Stock in respect of the offer, the Corporation shall send a copy of such additional material to each holder of shares of Class A Common Stock.

(i)   Prior to or forthwith after sending any notice referred to in paragraph (g) of this Section 5, the Corporation shall cause a press release describing the contents of the notice.
(j)   Notwithstanding anything to the contrary in this Certificate of Incorporation, for the avoidance of doubt, no holder of Class A Common Stock shall have any conversion rights under this Section 5 of Article IV for so long as any shares of Class C Common Stock are outstanding.
SECTION 6.   (a) For the purposes of this Section 6:
1)
[“MDC OpCo”] means [Midas OpCo Holdings LLC], a Delaware limited liability and any successor entity thereto;

2)
“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of [MDC OpCo], dated as of the date hereof, by and among [MDC OpCo] and its Members (as defined therein), as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time; and

3)
“Common Unit” means a unit representing limited liability company interests in [MDC OpCo] and constituting a “Common Unit” as defined in the LLC Agreement as in effect on the effective date of this Certificate of Incorporation.

(b)   Permitted Owners.   Shares of Class C Common Stock (1) may be issued only in connection with (A) the issuance by [MDC OpCo] of a corresponding number of Common Units and only to the person or entity to whom such Common Units are issued, or (B) Section 8 of this Article IV and (2) may be registered only in the name of (A) a person or entity to whom shares of Class C Common Stock are issued in accordance with clause (1), (B) its successors and assigns, (C) their respective transferees permitted in accordance with Section 6(d) or (D) any subsequent successors, assigns and permitted transferees (collectively, “Permitted Class C Owners”).
(c)   Voting.   Except as otherwise required by law or this Certificate of Incorporation (including any Designation), for so long as any shares of Class C Common Stock shall remain outstanding, the Corporation shall not, without the prior vote of the holders of a majority of the shares of Class C Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of this Certificate of Incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other special rights of the Class C Common Stock.
(d)   Transfer of Class C Common Stock.
i)   A holder of Class C Common Stock may transfer shares of Class C Common Stock to any transferee (other than the Corporation) only if, and only to the extent permitted by the LLC Agreement, such holder also simultaneously transfers an equal number of such holder’s Common Units to such transferee in compliance with the LLC Agreement. Upon a transfer of Common Units in accordance with the LLC Agreement, a corresponding number of shares of Class C Common Stock held by the holder of such Common Units will automatically and simultaneously be transferred to the same transferee of such Common Units. The transfer restrictions described in this Section 6(d)(i)) are referred to as the “Restrictions.”
ii)   Any purported transfer of shares of Class C Common Stock in violation of the Restrictions shall be null and void. If, notwithstanding the Restrictions, a person shall, voluntarily or involuntarily, purportedly become or attempt to become the purported owner (“Purported Owner”) of shares of Class C Common Stock in violation of the Restrictions, then the Purported Owner shall not obtain any rights in and to such shares of Class C Common Stock (the “Restricted Shares”), and the purported transfer of the Restricted Shares to the Purported Owner shall not be recognized by the Corporation or its transfer agent.
iii)   Upon a determination by the Board of Directors that a person has attempted or may attempt to transfer or to acquire Restricted Shares in violation of the Restrictions, the Board of Directors may take such action as it deems advisable to refuse to give effect to such transfer or acquisition on the books and records of the Corporation, including without limitation, to cause the transfer agent to record the Purported Owner’s transferor as the record owner of the Restricted Shares and to institute proceedings to enjoin or rescind any such transfer or acquisition.
iv)   The Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures that are consistent with the provisions of this Section 6(d) for determining whether any transfer or acquisition of shares of Class C Common Stock would violate the Restrictions and for the orderly application, administration and implementation of the provisions of this Section 6(d). Any such procedures and regulations shall be kept on file with the Secretary of the Corporation and with the transfer agent and shall be made available for inspection by any prospective transferee and, upon written request, shall be mailed to holders of shares of Class C Common Stock.
v)   The Board of Directors shall have all powers necessary to implement the Restrictions, including without limitation, the power to prohibit the transfer of any shares of Class C Common Stock in violation thereof.
(e)   Reservation of Class A Common Stock.   The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance upon exchange of shares of Class C Common Stock and Common Units for shares of Class A Common Stock pursuant to the LLC Agreement, such number of shares of Class A Common Stock that shall be issuable upon any such exchange pursuant to the LLC Agreement. All shares of Class A Common Stock that shall be issued upon any such exchange of shares of Class C Common Stock and Common Units pursuant to the LLC Agreement will, upon issuance in accordance with the LLC Agreement, be validly issued, fully paid and nonassessable.
SECTION 7.   Shares of Common Stock shall not entitle any holder thereof to any pre-emptive, subscription or redemption rights.
SECTION 8.   If the Corporation at any time effects any subdivision (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of the Class A Common Stock into a greater or lesser number of shares, the shares of Class B Common Stock and Class C Common Stock outstanding immediately prior to such subdivision or combination shall be proportionately similarly subdivided or combined such that the ratio of shares of outstanding Class A Common Stock to shares of outstanding Class B Common Stock immediately prior to such subdivision or combination shall be maintained immediately after such subdivision or combination and the ratio of shares of outstanding Class A Common Stock to shares of outstanding Class B Common Stock immediately prior to such subdivision or combination shall be maintained immediately after such subdivision or combination. If the Corporation at any time effects any subdivision (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of the Class B Common Stock into a greater or lesser number of shares, the shares of Class A Common Stock and Class C Common Stock outstanding immediately prior to such subdivision or combination shall be proportionately similarly subdivided or combined such that the ratio of shares of outstanding Class B Common Stock to shares of outstanding Class A Common Stock immediately prior to such subdivision or combination shall be maintained immediately after such subdivision or combination and the ratio of shares of outstanding Class B Common Stock to shares of outstanding Class C Common Stock immediately prior to such subdivision or combination shall be maintained immediately after such subdivision or combination. If the Corporation at any time effects any subdivision (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of the Class C Common Stock into a greater or lesser number of shares, the shares of Class A Common Stock and

Class B Common Stock outstanding immediately prior to such subdivision or combination shall be proportionately similarly subdivided or combined such that the ratio of shares of outstanding Class C Common Stock to shares of outstanding Class A Common Stock immediately prior to such subdivision or combination shall be maintained immediately after such subdivision or combination and the ratio of shares of outstanding Class C Common Stock to shares of outstanding Class B Common Stock immediately prior to such subdivision or combination shall be maintained immediately after such subdivision or combination.
SECTION 9.   As of the date of this Certificate of Incorporation, the Board of Directors has provided for the issuance of Series 4 Convertible Preferred Stock with the voting powers, designations, preferences and relative, participating, option or other special rights, and qualifications as set forth in Exhibit A attached hereto.
SECTION 10.   As of the date of this Certificate of Incorporation, the Board of Directors has provided for the issuance of Series 5 Convertible Preferred Stock with the voting powers, designations, preferences and relative, participating, option or other special rights, and qualifications as set forth in Exhibit B attached hereto.
SECTION 11.   As of the date of this Certificate of Incorporation, the Board of Directors has provided for the issuance of Series 6 Convertible Preferred Stock with the voting powers, designations, preferences and relative, participating, option or other special rights, and qualifications as set forth in Exhibit C attached hereto.
SECTION 12.   As of the date of this Certificate of Incorporation, the Board of Directors has provided for the issuance of Series 7 Convertible Preferred Stock with the voting powers, designations, preferences and relative, participating, option or other special rights, and qualifications as set forth in Exhibit D attached hereto.
ARTICLE V
SECTION 1.   (a)   The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Except as otherwise fixed pursuant to the terms of (i) any outstanding series of Preferred Stock pursuant to this Certificate of Incorporation (including any Designation relating to such series of Preferred Stock attached hereto as Exhibit A, B, C or D) or (ii) the Transaction Agreement, dated as of December 21, 2020, by and among Stagwell Media LP, a Delaware limited partnership (“Stagwell”), New MDC LLC, a Delaware limited liability company, Midas Merger Sub 1 LLC, a Delaware limited liability company, and MDC Partners Inc., a Canadian corporation which domesticated as a Delaware corporation prior to the date hereof and converted into MDC OpCo, the number of directors of the Corporation shall be fixed from time to time by the Board of Directors. In no event shall a decrease in the number of directors constituting the Board of Directors shorten the term of any incumbent director.
(b)   The directors of the Corporation, other than those who may be elected by the holders of any series of Preferred Stock voting separately pursuant to this Certificate of Incorporation (including any Designation relating to such series of Preferred Stock attached hereto as Exhibit A, B, C or D), shall be elected by the stockholders entitled to vote thereon at each annual meeting of stockholders. Each director shall be elected annually and shall hold office until the next annual meeting of stockholders and until his or her respective successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. The election of directors need not be by written ballot.
SECTION 2.   Advance notice of nominations for the election of directors shall be given in the manner and to the extent provided in the By-laws of the Corporation.
SECTION 3.   (a) Except as otherwise provided for or fixed by or pursuant to the provisions of this Certificate of Incorporation relating to the rights of the holders of any outstanding series of Preferred Stock (including any Designation relating to such series of Preferred Stock attached hereto as Exhibit A, B, C or D), newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall only be filled by the Board of Directors by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, or if not so filled, by the stockholders at the next annual meeting thereof. Any director elected in accordance with the first sentence of this Section 3 shall hold office for a term that shall coincide with the remaining term such director is elected to and until such director’s successor shall have been duly elected and qualified or until his or her earlier resignation or removal.
(b)   Any director or the entire Board of Directors may be removed with or without cause, and, in either case, such removal shall require the affirmative vote of holders of shares representing at least a majority of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation. Notwithstanding the foregoing, whenever holders of outstanding shares of one or more series of Preferred Stock voting separately are entitled to elect directors of the Corporation pursuant to the provisions of this Certificate of Incorporation (including any Designation relating to such series of Preferred Stock attached hereto as Exhibit A, B, C or D), any such director of the Corporation so elected may be removed in accordance with this Certificate of Incorporation (including any such Designation).
ARTICLE VI
SECTION 1.   Subject to the rights of the holders of any outstanding series of Preferred Stock, until the first date on which Stagwell and its Permitted Transferees (as defined in the LLC Agreement), directly or indirectly, cease to beneficially own, in the aggregate, shares of Common Stock representing at least thirty percent (30%) of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation (such date, the “Trigger Date”), any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (or deemed to be in writing under applicable law), setting forth the action so taken, shall be signed by stockholders (or deemed to be signed by stockholders under applicable law) representing not less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered and dated as required by law. Prompt notice of the taking of such action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. The Secretary of the Corporation shall file such consents with the minutes of the meetings of the stockholders. From and after the Trigger Date, any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders.
SECTION 2.   Except as otherwise required by law and subject to the rights of the holders of any outstanding series of Preferred Stock, special meetings of stockholders of the Corporation may only be called by (a) the Chairman of the Board of Directors or (b) the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors (the entire Board of Directors being the total number of authorized directors, whether or not there exist any vacancies or unfilled previously authorized directorships); provided, however, that until the Trigger Date, special meetings of stockholders of the Corporation shall also be called by the Secretary of the Corporation at the request of the holders of at least thirty percent (30%) of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation or as otherwise provided in the By-laws of the Corporation. From and after the Trigger Date, the stockholders of the Corporation shall not have the power to call a special meeting of the stockholders of the Corporation or to request the Secretary of the Corporation to call a special meeting of the stockholders.
ARTICLE VII
In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors is expressly authorized to adopt, repeal, alter or amend the By-laws of the Corporation by the vote of a majority of the entire Board of Directors. In addition to any requirements of law and any other provision of this Certificate of Incorporation (and notwithstanding the fact that a lesser percentage may be specified by law), the affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote in the election of directors of the Corporation, voting together as a single class, shall be required for stockholders to adopt, amend, alter or repeal any provision of the By-laws of the Corporation.
ARTICLE VIII
The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are subject to this reservation.
ARTICLE IX
SECTION 1.   To the fullest extent that the DGCL or any other law of the State of Delaware as it exists or as it may hereafter be amended permits the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.
SECTION 2.   To the fullest extent that the DGCL or any other law of the State of Delaware as it exists or as it may hereafter be amended permits, including to the extent that such law or amendment permits the Corporation to provide broader indemnification rights than permitted prior to such law or amendment, the Corporation may provide indemnification of (and advancement of expenses to) its current and former directors, officers and agents (and any other persons to which the DGCL permits the Corporation to provide indemnification) through By-law provisions, agreements with such agents or other persons, votes of stockholders or disinterested directors or otherwise.
SECTION 3.   No amendment to or repeal of any Section of this Article IX, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring, or any action or proceeding accruing or arising, prior to such amendment, repeal or adoption of an inconsistent provision.
ARTICLE X
SECTION 1.   In recognition and anticipation that Exempted Persons (as defined below) (i) currently or may in the future serve as directors, officers or agents of the Corporation or its Subsidiaries (as defined below), (ii) currently or may in the future have access to information about the Corporation and its Subsidiaries that may, to the fullest extent permitted by applicable law, enhance each such Exempted Person’s knowledge and understanding of (A) the industries in which the Corporation and its Subsidiaries operate (collectively, “Acquired Knowledge”), (B) the activities in which the Corporation and its Subsidiaries now engage, may continue to engage or may in the future engage (which shall include, without limitation, other business activities that overlap with or compete with those in which the Corporation and its Affiliates (as defined below) and Subsidiaries may engage directly or indirectly) or (C) related lines of business in which the Corporation or its Subsidiaries may engage directly or indirectly and (iii) currently or may in the future have an interest in the same or similar areas of corporate opportunity as the Corporation or its Subsidiaries may have an interest directly or indirectly, the provisions of this Article X are set forth to regulate and define, to the fullest extent permitted by the DGCL and other applicable law, the conduct of certain affairs of the Corporation and its Subsidiaries with respect to certain classes or categories of business opportunities as they may involve an Exempted Person, and the powers, rights, duties and liabilities of the Corporation and its Subsidiaries and their respective direct or indirect partners, members, and stockholders in connection therewith.
SECTION 2.   (a) Notwithstanding any provision of this Certificate of Incorporation to the contrary, to the fullest extent permitted by the DGCL and other applicable law, if any Exempted Person acquires knowledge of a potential Corporate Opportunity (as defined below) or otherwise is then exploiting any Corporate Opportunity, the Corporation and its Affiliates and Subsidiaries shall have no interest or expectancy in such Corporate Opportunity, or in being offered an opportunity to participate in such Corporate Opportunity, and any interest or expectancy in any Corporate Opportunity or any expectation in being offered the opportunity to participate in any Corporate Opportunity is hereby renounced and waived so that, such Exempted Person, to the fullest extent permitted by the DGCL and other applicable law, (i) shall have no duty (fiduciary, contractual or otherwise) to communicate or present such Corporate Opportunity to the Corporation or any of its Affiliates or Subsidiaries or any stockholder; (ii) shall have the right to hold or pursue, directly or indirectly, any such Corporate Opportunity for such Exempted Person’s own account and benefit or such Exempted Person may direct such Corporate Opportunity to another Person (as defined below); and (iii) shall not be liable to the Corporation, any of its Affiliates or Subsidiaries, their respective Affiliates or their respective direct or indirect partners, members or stockholders, for breach of any duty (fiduciary, contractual or otherwise) as a stockholder, director or officer of the Corporation or otherwise by reason of the fact that it pursues or acquires such Corporate Opportunity, directs such Corporate Opportunity to another Person or does not communicate information regarding such Corporate Opportunity to the Corporation or any of its Affiliates or Subsidiaries.
(b)   The Corporation hereby expressly acknowledges and agrees that the Exempted Persons have the right to, and shall have no duty (contractual or otherwise) not to, (i) directly or indirectly engage in the same or similar business activities or lines of business as the Corporation or any of its Subsidiaries engages or proposes to engage, on such Exempted Person’s own behalf, or in partnership with, or as an employee, officer, director, member or stockholder of any other Person, including those lines of business deemed to be competing with the Corporation or any of its Subsidiaries; (ii) do business with any potential or actual customer or supplier of the Corporation or any of its Affiliates or Subsidiaries; and (iii) employ or otherwise engage any officer or employee of the Corporation or any of its Affiliates or Subsidiaries. The Corporation hereby expressly acknowledges and agrees that neither the Corporation nor any of its Affiliates or Subsidiaries nor any stockholder shall have any rights in and to the business ventures of any Exempted Person, or the income or profits derived therefrom. To the fullest extent permitted by the DGCL and other applicable law, none of the Exempted Persons shall be liable to the Corporation, any of its Affiliates or Subsidiaries, their respective Affiliates or their respective direct or indirect partners, members, or stockholders, for breach of any duty (fiduciary, contractual or otherwise) as a stockholder, director or officer of the Corporation or otherwise by reason that such Exempted Person is engaging in any activities or lines of business or competing with the Corporation or its Subsidiaries.
(c)   The Corporation hereby acknowledges and agrees that, to the fullest extent permitted by the DGCL and other applicable law, (i) in the event of any conflict of interest between the Corporation or any of its Subsidiaries, on the one hand, and any Exempted Person, on the other hand, such Exempted Person may act in its best interest or in the best interest of any other Exempted Person and (ii) no Exempted Person shall be obligated to (A) reveal to the Corporation or any of its Subsidiaries confidential information belonging to or relating to the business of any Exempted Person or (B) recommend or take any action in its capacity as stockholder, director or officer, as the case may be, that prefers the interest of the Corporation or any of its Subsidiaries over the interest of any Exempted Person.
(d)   The Corporation hereby acknowledges and agrees that, to the fullest extent permitted by the DGCL and other applicable law, each Exempted Person is not restricted from using Acquired Knowledge in making investment, voting, monitoring, governance or other decisions relating to other entities or securities.
SECTION 3.   Any Person purchasing or otherwise acquiring any interest in any shares of the capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.
SECTION 4.   For purposes of this Article X, a director who is Chairman of the Board of Directors or chairman of a committee of the Board of Directors is not deemed an officer of the Corporation by reason of holding that position unless that person is a full-time employee of the Corporation.
SECTION 5.   If this Article X or any portion hereof shall be invalidated or held to be unenforceable on any ground by any court of competent jurisdiction, the decision of which shall not have been reversed on appeal, this Article X shall be deemed to be modified to the minimum extent necessary to avoid a violation of law and, as so modified, this Article X and the remaining provisions hereof shall remain valid and enforceable in accordance with their terms to the fullest extent permitted by law.
SECTION 6.   For the purposes of this Article X,
(a)   “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person.

(b)   “Corporate Opportunity” means (i) an investment or business opportunity or activity, including without limitation those that might be considered the same as or similar to the Corporation’s business or the business of any Affiliate or Subsidiary of the Corporation, including those deemed to be competing with the Corporation or any Affiliate or Subsidiary of the Corporation, or (ii) a prospective economic or competitive advantage in which the Corporation or any Affiliate or Subsidiary of the Corporation could have an interest or expectancy. In addition to and notwithstanding the foregoing, a Corporate Opportunity shall not be deemed to be a potential opportunity for the Corporation or any Affiliates or Subsidiary if it is a business opportunity that (i) the Corporation, Affiliate or Subsidiary, as applicable, is not financially able or contractually permitted or legally able to undertake, (ii) from its nature, is not in the line of the Corporation’s, Affiliate’s or Subsidiary’s, as applicable, business or is of no practical advantage to it or (iii) is one in which the Corporation, Affiliate or Subsidiary, as applicable, has no interest or reasonable expectancy.
(c)   “Exempted Person” means each Person that is a director of the Corporation who is not an employee of the Corporation of any of its subsidiaries.
(d)   “Person” means any individual, corporation, partnership, unincorporated association or other entity.
(e)   “Subsidiary” with respect to any Person means: (i) a corporation, a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly owned by such Person, by a Subsidiary of such Person, or by such Person and one or more Subsidiaries of such Person, without regard to whether the voting of such capital stock is subject to a voting agreement or similar restriction, (ii) a partnership or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, (A) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (B) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company or (iii) any other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (A) the power to elect or direct the election of a majority of the members of the governing body of such Person (whether or not such power is subject to a voting agreement or similar restriction) or (B) in the absence of such a governing body, a majority ownership interest.
ARTICLE XI
The Corporation expressly opts out of, and elects not to be governed by the “Business Combinations with Interested Stockholders” provisions contained in Section 203 of the DGCL (“Section 203”), as permitted under Subsection 203(b) of the DGCL, until the first date on which Stagwell and its Permitted Transferees, directly or indirectly, cease to beneficially own, in the aggregate, shares of Common Stock representing at least five percent (5%) of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation. From and after such date, the Corporation shall be governed by Section 203 so long as Section 203 by its terms would apply to the Corporation.
ARTICLE XII
Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action or proceeding asserting a claim arising pursuant to any provision of the DGCL (or any successor provision thereto) or as to which the DGCL (or any successor provision thereto) confers jurisdiction on the Court of Chancery of the State of Delaware, (d) any action or proceeding asserting a claim against the corporation or any current or former directors, officer or other employee of the corporation arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the By-Laws of the Corporation (as each may be amended form time to time), (e) any action or proceeding asserting a claim governed by the internal affairs doctrine or (f) any other action or proceeding asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL shall be the Court of Chancery of the State of Delaware, in all cases to the fullest extent permitted by law, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, any other state or federal court located within the State of Delaware.
Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.
ARTICLE XIII
The Corporation is to have perpetual existence.
ARTICLE XIV
If any provision (or any part thereof) of this Certificate of Incorporation shall be held invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any section of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any section containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.
[Remainder of Page Intentionally Left Blank]

EXHIBIT A
Designation of Series 4 Convertible Preferred Stock

EXHIBIT B
Designation of Series 5 Convertible Preferred Stock

EXHIBIT C
Designation of Series 6 Convertible Preferred Stock

EXHIBIT D
Designation of Series 7 Convertible Preferred Stock

Exhibit Q
MDC PARTNERS INC.
BY-LAWS
Effective as of [           ]
ARTICLE I
OFFICES
SECTION 1.1   Registered Office.   The registered office of MDC Partners Inc. (hereinafter, the “Corporation”) in the State of Delaware shall be at 1209 N Orange St, Wilmington, DE 19801, and the registered agent shall be The Corporation Trust Company, or such other office or agent as the Board of Directors of the Corporation (the “Board”) shall from time to time select.
SECTION 1.2   Other Offices.   The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or outside of the State of Delaware, as the Board may from time to time determine or the business of the Corporation may require.
ARTICLE II
MEETINGS OF STOCKHOLDERS
SECTION 2.1   Place of Meeting.   All meetings of the stockholders of the Corporation (the “stockholders”) shall be at a place either within or outside of the State of Delaware, or by means of remote communication, to be determined by the Board and as specified in the notice of meeting. In the absence of such a determination, a meeting of stockholders shall be held at the principal executive office of the Corporation.
SECTION 2.2   Annual Meetings.   The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on such date and at such hour as shall from time to time be fixed by the Board. Any previously scheduled annual meeting of the stockholders may be postponed, rescheduled or cancelled by action of the Board taken prior to the time previously scheduled for such annual meeting of the stockholders.
SECTION 2.3   Special Meetings.   Except as otherwise required by law or the Certificate of Incorporation of the Corporation (the “Certificate”), and subject to the rights of the holders of any outstanding series of preferred stock of the Corporation (“Preferred Stock”), special meetings of the stockholders for any purpose or purposes may be called only by (a) the Chairman of the Board or (b) the Board pursuant to a resolution approved by a majority of the entire Board; provided, however, that until the first date on which Stagwell and its Permitted Transferees (as defined in the Amended and Restated Limited Liability Company Agreement of [MDC OpCo], dated as of the date hereof, by and among [MDC OpCo] and its Members (as defined therein), as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time), directly or indirectly, cease to beneficially own, in the aggregate, shares of Common Stock representing at least thirty percent (30%) of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation (such date, the “Trigger Date”), special meetings of stockholders of the Corporation shall also be called by the Secretary of the Corporation at the request of the holders of at least thirty percent (30%) of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation. From and after the Trigger Date, the stockholders of the Corporation shall not have the power to call a special meeting of the stockholders of the Corporation or to request the Secretary of the Corporation to call a special meeting of the stockholders. Only such business as is specified in the Corporation’s notice of any special meeting of stockholders shall come before such meeting. A special meeting shall be held at such place (or remotely), on such date and at such time as shall be fixed by the Board or as the Secretary of the Corporation shall designate and state in the notice of the meeting. The Board may postpone, reschedule or cancel any such meeting; provided, however, that with respect to any special meeting of stockholders previously scheduled at the request of the holders of at least thirty percent (30%) of the votes entitled to be cast by the then outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote on the election of directors of the Corporation, the Board shall not postpone, reschedule or cancel such special meeting without the prior written consent of such stockholders.
SECTION 2.4   Notice of Meetings.   Except as otherwise provided by law, notice, including by electronic transmission in the manner provided by the General Corporation Law of the State of Delaware (the “DGCL”), of each meeting of the stockholders, whether annual or special, shall be given by the Corporation not less than 10 days nor more than 60 days before the date of the meeting to each stockholder of record entitled to notice of the meeting. If mailed, such notice shall be deemed given when deposited in the U.S. mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Each such notice shall state the place (or, if applicable, that the meeting will be held remotely), the date and the hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Notice of any meeting of the stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy without protesting, prior to or at the commencement of the meeting, the lack of proper notice to such stockholder, or who shall waive notice thereof as provided in Article X of these By-laws. Notice of adjournment of a meeting of the stockholders need not be given if the time and place, if any, to which it is adjourned are announced at such meeting, unless the adjournment is for more than 30 days or, after adjournment, a new record date is fixed for the adjourned meeting.
SECTION 2.5   Quorum.   Except as otherwise provided by law or by the Certificate, the holders of a majority in voting power of the shares of capital stock of the Corporation entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum at any meeting of the stockholders; provided, however, that in the case of any vote to be taken by classes or series, the holders of a majority in voting power of the shares of any such class or series of capital stock of the Corporation entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum of such class or series. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum.
SECTION 2.6   Adjournments.   The chairman of the meeting or the holders of a majority in voting power of the shares of capital stock of the Corporation entitled to vote and who are present in person or by proxy may adjourn the meeting from time to time whether or not a quorum is present. In the event that a quorum does not exist with respect to any vote to be taken by a particular class or series, the chairman of the meeting or the holders of a majority in voting power of the shares of such class or series who are present in person or by proxy may adjourn the meeting with respect to the vote(s) to be taken by such class or series. At any such adjourned meeting at which a quorum may be present, any business may be transacted which might have been transacted at the meeting as originally called.
SECTION 2.7   Order of Business.
(a)   At each meeting of the stockholders, the Chairman of the Board or, in the absence of the Chairman of the Board, the Chief Executive Officer or, in the absence of the Chairman of the Board and the Chief Executive Officer, such person as shall be selected by the Board, shall act as chairman of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.
(b)   At any annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the annual meeting (i) by or at the direction of the chairman of the meeting, (ii) by any stockholder who is a holder of record at the time of the giving of the notice provided for in Section 2.7(b), who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.7 (such business, “Stockholder Business”), or (iii) by any stockholder or stockholders that, pursuant to Section 2.10 hereof, has the power to take such action by written consent. This Section 2.7 is the exclusive means by which a stockholder may bring business before a meeting of stockholders.
(c)   Subject to Section 2.7(b)(iii), for business (other than nominations for election of directors, which are governed by Section 3.3) properly to be brought before an annual meeting of stockholders by a stockholder, the stockholder must have given timely notice thereof (a “Notice of Business”) in proper written form to the Secretary of the Corporation (the “Secretary”). To be timely, a Notice of Business must be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting as first specified in the Corporation’s notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent); provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, a Notice of Business to be timely must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made; provided, further, that for the purpose of calculating the timeliness of a Notice of Business for the 2021 annual meeting of stockholders, the date of the immediately preceding annual meeting shall be deemed to be June 25, 2020. In no event shall the public announcement of an adjournment or postponement, or an adjournment or postponement, of a meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. To be in proper written form, the Notice of Business must set forth:
(i)   the name and record address of each stockholder proposing to bring business before the annual meeting (each, a “Proponent”), as they appear on the Corporation’s books;
(ii)   the name and address of each Stockholder Associated Person (as defined below in this Section 2.7);
(iii)   as to each Proponent and each Stockholder Associated Person, (A) the class or series and number of shares of stock directly or indirectly held of record and beneficially by such Proponent and Stockholder Associated Person, (B) a description of any agreement, arrangement or understanding, direct or indirect, with respect to the business to be brought before the annual meeting, between or among any Proponent and any Stockholder Associated Person, (C) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions and borrowed or loaned shares) that has been entered into, directly or indirectly, as of the date of the notice by, or on behalf of, any Proponent and any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, any Proponent and any Stockholder Associated Person with respect to shares of stock of the Corporation (a “Derivative”), (D) a description in reasonable detail of any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which any Proponent and any Stockholder Associated Person has a right to vote any shares of stock of the Corporation and (E) any profit-sharing or any performance-related fees (other than an asset-based fee) that any Proponent or any Stockholder Associated Person is entitled to, based on any increase or decrease in the value of stock of the Corporation or Derivatives thereof, if any, as of the date of such notice. The information specified in Section 2.7(c)(i) to (iii) is referred to herein as “Stockholder Information”;
(iv)   a representation that each Proponent is a holder of record of stock of the Corporation entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to propose such proposed business;
(v)   a brief description of the business desired to be brought before the annual meeting, the text of the proposal (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the By-laws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting;
(vi)   any material interest of any Proponent and any Stockholder Associated Person in such proposed business;

(vii)   a representation as to whether the Proponent(s) intend (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt such Stockholder Business or (B) otherwise to solicit proxies from stockholders in support of such Stockholder Business;
(viii)   all other information that would be required to be filed with the U.S. Securities and Exchange Commission (“SEC”) if the Proponent(s) or Stockholder Associated Persons were participants in a solicitation subject to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor of such Section); and
(ix)   a representation that each Proponent shall provide any other information reasonably requested by the Corporation.
(d)   In addition, each Proponent shall affirm as true and correct the information provided to the Corporation in the Notice of Business or at the Corporation’s request pursuant to Section 2.7(c)(ix) (and shall update or supplement such information as needed so that such information shall be true and correct) as of (i) the record date for the meeting and (ii) the date that is 10 business days prior to the announced date of the annual meeting to which the Notice of Business relates. Such affirmation, update and/or supplement must be delivered personally or mailed to, and received at the principal executive offices of the Corporation, addressed to the Secretary, by no later than five business days after the applicable date specified in clause (i) and (ii) of the foregoing sentence.
(e)   The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting, that business was not properly brought before the meeting in accordance with the procedures set forth in this Section 2.7, and, if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
(f)   If the Proponent (or a qualified representative of the Proponent) does not appear at the meeting of stockholders to present the Stockholder Business such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. A “qualified representative” of the Proponent or any stockholder means a person who is a duly authorized officer, manager or partner of such stockholder or has been authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy with respect to the specific matter to be considered at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction (to the reasonable satisfaction of the person presiding over the meeting) of the writing or electronic transmission, at the meeting of stockholders prior to the taking of action by such person on behalf of the stockholder.
(g)   “Stockholder Associated Person” means with respect to any Proponent or Nominating Stockholder (as defined below), (i) any other beneficial owner of stock of the Corporation owned of record or beneficially by such Proponent or Nominating Stockholder and (ii) any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, is under common control with such Proponent or Nominating Stockholder.
(h)   “Control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.
(i)   The notice requirements of this Section 2.7 shall be deemed satisfied with respect to stockholder proposals that have been properly brought under Rule 14a-8 of the Exchange Act (or any such successor rule) and that are included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. Further, nothing in this Section 2.7 shall be deemed to affect any rights of the holders of any series of Preferred Stock pursuant to any applicable provision of the Certificate.
SECTION 2.8   List of Stockholders.   It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least 10 days before each meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in such stockholder’s name. Such list shall be produced and kept available at the times and places required by law.

SECTION 2.9   Voting.
(a)   Except as otherwise provided by law or by the Certificate, each stockholder of record of any series of Preferred Stock shall be entitled at each meeting of the stockholders to such number of votes, if any, for each share of such stock as may be fixed in the Certificate (or relevant Certificate of Designation) or in the resolution or resolutions adopted by the Board providing for the issuance of such stock, and each stockholder of record of (i) Class A Common Stock shall be entitled at each meeting of the stockholders to one vote for each share of such stock, (ii) Class B Common Stock shall be entitled at each meeting of the stockholders to twenty votes for each share of such stock and (iii) Class C Common Stock shall be entitled at each meeting of the stockholders to one vote for each share of such stock, in each case, registered in such stockholder’s name on the books of the Corporation:
(i)   on the date fixed pursuant to Section 7.6 of these By-laws as the record date for the determination of stockholders entitled to notice of and to vote at such meeting; or
(ii)   if no such record date shall have been so fixed, then at the close of business on the day before the day on which notice of such meeting is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held.
(b)   Each stockholder entitled to vote at any meeting of the stockholders may authorize another person or persons to act for such stockholder by proxy. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated for holding such meeting, but in any event not later than the time designated in the order of business for so delivering such proxies. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.
(c)   Except as otherwise required by law and except as otherwise provided in the Certificate or these By-laws, at each meeting of the stockholders, all corporate actions to be taken by vote of the stockholders shall be authorized by holders of a majority in voting power of the shares of capital stock of the Corporation entitled to vote thereon and who are present in person or represented by proxy, and where a separate vote by class or series is required, by holders of a majority in voting power of the shares of such class or series who are entitled to vote thereon and are present in person or represented by proxy shall be the act of such class or series.
(d)   Unless required by law or determined by the chairman of the meeting to be advisable, the vote on any matter, including, without limitation, the election of directors, need not be by written ballot.
SECTION 2.10   Action by Written Consent.   Notwithstanding anything herein to the contrary, until the Trigger Date, any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (or deemed to be in writing under applicable law), setting forth the action so taken, shall be signed by stockholders (or deemed to be signed by stockholders under applicable law) representing not less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered and dated as required by law. Prompt notice of the taking of such action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. The Secretary shall file such consents with the minutes of the meetings of the stockholders. From and after the Trigger Date, any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders.
SECTION 2.11   Inspectors.   The chairman of the meeting shall appoint one or more inspectors to act at any meeting of the stockholders. Such inspectors shall perform such duties as shall be required by law or specified by the chairman of the meeting. Inspectors need not be stockholders. No director or nominee for the office of director shall be appointed such inspector.
SECTION 2.12   Public Announcements.   For the purpose of Section 2.7, “public announcement” shall mean disclosure (i) in a press release reported by the Dow Jones Newswire, Business Wire, Reuters Information Service or any similar or successor news wire service or (ii) in a communication distributed generally to stockholders and in a document publicly filed by the Corporation with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act.
ARTICLE III
BOARD OF DIRECTORS
SECTION 3.1   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation (or grant authority to exercise such powers) and do all such lawful acts and things as are not by law or by the Certificate directed or required to be exercised or done by the stockholders.
SECTION 3.2   Number, Qualification and Election.
(a)   The number of directors constituting the Board shall be determined in accordance with the Certificate. The terms of office of directors shall be governed by the Certificate.
(b)   Each director shall be at least 21 years of age. Directors need not be stockholders of the Corporation. No person shall qualify for service as a director of the Corporation if he or she is a party to any compensatory, payment, indemnification or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, or has received any such compensation or other payment from any person or entity other than the Corporation, in each case in connection with candidacy or service as a director of the Corporation, unless he or she discloses such compensatory, payment or other financial agreement, arrangement or understanding, or receipt of any such compensation or other payment, to the Corporation pursuant to the requirements and procedures set forth in Section 3.3(a)(iv) as if such person were a Stockholder Nominee (as defined below in Section 3.3(a)(iii)) thereunder.
(c)   A nominee for director shall be elected to the Board by a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote for nominees in the election of directors or in any action by written consent in lieu of such a meeting.
SECTION 3.3   Notification of Nominations.
(a)   Subject to the rights of the holders of any outstanding series of Preferred Stock and the terms of the Transaction Agreement, dated as of [•], by and among Stagwell Media LP, a Delaware limited partnership (“Stagwell”), Stagwell Blocker LLC, a Delaware limited liability company, and MDC Partners Inc., a Canadian corporation which domesticated as a Delaware corporation prior to the date hereof and converted into [Midas OpCo Holdings LLC], a Delaware limited liability company (as amended, modified or supplemented from time to time, the “Transaction Agreement”), nominations for the election of directors may be made (i) by the Board or by any stockholder pursuant to this Section 3.3 who is a stockholder of record at the time of giving of the notice of nomination provided for in this Section 3.3 and who is entitled to vote for the election of directors; or (ii) by any stockholder or stockholders that, pursuant to Section 2.10 hereof, have a sufficient number of votes to remove directors by written consent. This Section 3.3 is the exclusive means by which a stockholder may nominate a person for election to the Board. Subject to clause (ii) of the first sentence of this Section 3.3(a), any stockholder of record entitled to vote for the election of directors at a meeting may nominate persons for election as directors only if timely written notice (a “Notice of Nomination”) of such stockholder’s intent to make such nomination is given in proper written form to the Secretary. To be timely, a Notice of Nomination must be delivered to or mailed and received at the principal executive offices of the Corporation (i) with respect to an election to be held at an annual meeting of the stockholders, not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting as first specified in the Corporation’s notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent); provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, a Notice of Nomination to be timely must be so delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made; provided, further, that for the purpose of calculating the timeliness of stockholder notices for the 2021 annual meeting of stockholders, the date of the immediately preceding annual meeting shall be deemed to be June 25, 2020 and (ii) with respect to an election to be held at a special meeting of the stockholders for the election of directors, not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting. In no event shall the public announcement of an adjournment or postponement, or an adjournment or postponement, of a meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. To be in proper written form, the Notice of Nomination shall set forth:
(i)   the Stockholder Information with respect to each stockholder nominating persons for election to the Board (each, a “Nominating Stockholder”) and each Stockholder Associated Person;
(ii)   a representation that each Nominating Stockholder is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such nomination;
(iii)   all information regarding each Nominating Stockholder, each nominee (each, a “Stockholder Nominee”) and each Stockholder Associated Person that would be required to be disclosed in a solicitation of proxies subject to Section 14 of the Exchange Act;
(iv)   (A) each Stockholder Nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (B) a completed and duly executed written questionnaire completed and signed by each Stockholder Nominee with respect to the background, qualifications and independence of such Stockholder Nominee (in the form provided by the Secretary upon written request); (C) a completed and duly executed written questionnaire with respect to the background and qualification with respect to such Nominating Stockholder and any other person or entity on whose behalf, directly or indirectly, the nomination is being made (in the form provided by the Secretary upon written request), and (D) each Stockholder Nominee’s written representation and agreement (in the form provided by the Secretary upon written request), (i) that if elected as a director of the Corporation, such person will submit an irrevocable resignation effective upon (x) such person’s failure to receive a majority of the votes cast in an uncontested election and (y) the acceptance of such resignation by the Board, (ii) that such person currently intends to serve as a director for the full term for which such person is standing for election, (iii) that such person is not and will not become party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (iv) that such person is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, and (v) that in the person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation, and any other Corporation policies and guidelines applicable to Corporation directors;
(v)   a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among a Nominating Stockholder, Stockholder Associated Person or others acting in concert therewith, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K (or any such successor rule) if the Nominating Stockholder, Stockholder Associated Person or any person acting in concert therewith, were the “registrant” for purposes of such rule and the Stockholder Nominee were a director or executive of such registrant;
(vi)   a duly executed representation as to whether the Nominating Stockholder(s) intend (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination or (B) otherwise to solicit proxies from stockholders in support of such nomination;

(vii)   all other information that would be required to be filed with the SEC if the Nominating Stockholder(s) and Stockholder Associated Person were participants in a solicitation subject to Section 14 of the Exchange Act (or any such successor section); and
(viii)   a duly executed representation that each Nominating Stockholder shall provide any other information reasonably requested by the Corporation.
(b)   In addition, each Proponent shall affirm as true and correct the information provided to the Corporation in the Notice of Nomination or, at the Corporation’s request, such information provided pursuant to Section 3.3(a)(vii) (and shall update or supplement such information as needed so that such information shall be true and correct) as of (i) the record date for the meeting and (ii) the date that is 10 business days prior to the announced date of the meeting to which the Notice of Nomination relates. Such affirmation, update and/or supplement must be delivered personally or mailed to, and received at the principal executive offices of the Corporation, addressed to the Secretary, by no later than five business days after the applicable date specified in clause (i) and (ii) of the foregoing sentence.
(c)   The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting, that the nomination was not made in accordance with the procedures set forth in this Section 3.3, and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.
(d)   If the Nominating Stockholder (or a qualified representative of the stockholder) does not appear at the applicable stockholder meeting to nominate the Stockholder Nominees, such nomination shall be disregarded and such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.
(e)   Nothing in this Section 3.3 shall be deemed to affect any rights of the holders of any series of Preferred Stock pursuant to any applicable provision of the Certificate or any Certificate of Designation.
SECTION 3.4   Quorum and Manner of Acting.   Except as otherwise provided by law, the Certificate or these By-laws, a majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and, except as so provided, the vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board. The chairman of the meeting or a majority of the directors present may adjourn the meeting to another time and place, if any, whether or not a quorum is present. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.
SECTION 3.5   Place of Meeting.   Subject to Sections 3.6 and 3.7, the Board may hold its meetings at such place or places, if any, either within or outside of the State of Delaware, as the Board may from time to time determine, or as shall be specified or fixed in the respective notices or waivers of notice thereof.
SECTION 3.6   Regular Meetings.   Regular meetings of the Board shall be held at such times as the Board shall from time to time determine, at such locations as the Board may determine. No fewer than four meetings of the Board shall be held per year.
SECTION 3.7   Special Meetings.   Special meetings of the Board shall be held whenever called by the Chairman of the Board, the Chief Executive Officer or by a majority of the non-employee directors, and shall be held at such place, if any, on such date and at such time as he, she or they, as applicable, shall fix.
SECTION 3.8   Notice of Meetings.   Notice of regular meetings of the Board or of any adjourned meeting thereof need not be given. Notice of each special meeting of the Board shall be given by overnight delivery service or mailed to each director, in either case addressed to such director at such director’s residence or usual place of business, at least 48 hours before the day on which the meeting is to be held or shall be sent to such director at such place by telecopy or by electronic transmission or shall be given personally or by telephone, not later than 24 hours before the meeting is to be held, but notice need not be given to any director who shall, either before or after the meeting, submit a waiver of such notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to such director. Unless otherwise required by these By-laws, every such notice shall state the time and place, if any, but need not state the purpose of the meeting.

SECTION 3.9   Rules and Regulations.   The Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate or these By-laws for the conduct of its meetings and management of the affairs of the Corporation as the Board may deem proper.
SECTION 3.10   Participation in Meeting by Means of Communications Equipment.   Any one or more members of the Board or any committee thereof may participate in any meeting of the Board or of any such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other or as otherwise permitted by law, and such participation in a meeting shall constitute presence in person at such meeting.
SECTION 3.11   Action Without Meeting.   Any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or of any such committee consent thereto in writing or as otherwise permitted by law and, if required by law, the writing or writings are filed with the minutes or proceedings of the Board or of such committee.
SECTION 3.12   Chairman.   The Board of Directors shall annually select one of its members to be Chairman and shall fill any vacancy in the position of Chairman at such time and in such manner as the Board of Directors shall determine.
SECTION 3.13   Resignations.   Any director of the Corporation may at any time resign by giving written notice to the Board, the Chairman of the Board, the Chief Executive Officer or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified therein, upon receipt thereof; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
SECTION 3.14   Compensation.   Each director, in consideration of such person serving as a director, shall be entitled to receive from the Corporation such amount per annum and such fees (payable in cash or stock-based compensation) for attendance at meetings of the Board or of committees of the Board, or both, and for acting as a chair of a committee of the Board, and/or any other compensation in each case as the Board or a committee thereof shall from time to time determine. In addition, each director shall be entitled to receive from the Corporation reimbursement for the reasonable expenses incurred by such person in connection with the performance of such person’s duties as a director. Nothing contained in this Section 3.14 shall preclude any director from serving the Corporation or any of its subsidiaries in any other capacity and receiving compensation therefor.
ARTICLE IV
COMMITTEES OF THE BOARD OF DIRECTORS
SECTION 4.1   Committees of the Board.   Subject to the terms of the Transaction Agreement, the Board shall designate such committees as may be required by the listing standards of the principal U.S. exchange upon which the shares of the Corporation are listed and may from time to time designate other committees of the Board (including, without limitation, an executive committee), with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee.
SECTION 4.2   Conduct of Business.   Any committee, to the extent allowed by law and provided in the resolution establishing such committee or the charter of such committee, shall have and may exercise all the duly delegated powers and authority of the Board in the management of the business and affairs of the Corporation. The Board shall have the power to prescribe the manner in which proceedings of any such committee shall be conducted. In the absence of any such prescription, any such committee shall have the power to prescribe the manner in which its proceedings shall be conducted. Unless the Board or such committee shall otherwise provide, regular and special meetings and other actions of any such committee shall be governed by the provisions of Article III applicable to meetings and actions of the Board. Each committee shall keep regular minutes and report on its actions to the Board.

ARTICLE V
OFFICERS
SECTION 5.1   Number; Term of Office.   The officers of the Corporation shall be elected by the Board and may consist of: a Chief Executive Officer, a Chief Financial Officer, a General Counsel, a Chief Marketing Officer, one or more Vice Presidents (including, without limitation, Executive Vice Presidents or Senior Vice Presidents), a Chief Accounting Officer and Secretary and such other officers and agents with such titles and such duties as the Board may from time to time determine, each to have such authority, functions or duties as in these By-laws provided or as the Board may from time to time determine, and each to hold office for such term as may be prescribed by the Board and until such person’s successor shall have been chosen and shall qualify, or until such person’s death or resignation, or until such person’s removal in the manner hereinafter provided. One person may hold the offices and perform the duties of any two or more of said officers; provided, however, that no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law, the Certificate or these By-laws to be executed, acknowledged or verified by two or more officers.
SECTION 5.2   Removal.   Subject to Section 5.13, any officer may be removed, either with or without cause, by the Board at any meeting thereof called for the purpose, by the Chief Executive Officer, or by any other superior officer upon whom such power may be conferred by the Board.
SECTION 5.3   Resignation.   Any officer may resign at any time by giving notice to the Board, the Chief Executive Officer or the Secretary. Any such resignation shall take effect at the date of receipt of such notice or at any later date specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
SECTION 5.4   Chief Executive Officer.   The Chief Executive Officer shall have general supervision and direction of the business and affairs of the Corporation, subject to the control of the Board, and shall report directly to the Board.
SECTION 5.5   Chief Financial Officer.   The Chief Financial Officer shall perform all the powers and duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or as the Board may from time to time determine.
SECTION 5.6   General Counsel.   The General Counsel shall perform all the powers and duties of the office of the general counsel and in general have overall supervision of the legal operations of the Corporation. The General Counsel shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or as the Board may from time to time determine.
SECTION 5.7   Chief Marketing Officer.   The Chief Marketing Officer shall perform such senior duties in connection with the marketing of the Corporation as he or she may agree with the Chief Executive Officer or as the Board shall from time to time determine. The Chief Marketing Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or as the Board may from time to time determine.
SECTION 5.8   Vice Presidents.   Any Vice President shall have such powers and duties as shall be prescribed by his or her superior officer or the Board. A Vice President shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or as the Board may from time to time determine. A Vice President need not be an officer of the Corporation and shall not be deemed an officer of the Corporation unless elected by the Board.
SECTION 5.9   Chief Accounting Officer.   The Chief Accounting Officer shall be the chief accounting officer of the Corporation. The Chief Accounting Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or the Chief Financial Officer or as the Board may from time to time determine.
SECTION 5.10   Secretary.   It shall be the duty of the Secretary to act as secretary at all meetings of the Board, of the committees of the Board and of the stockholders and to record the proceedings of such meetings in a book or books to be kept for that purpose; the Secretary shall see that all notices required to be given by the Corporation are duly given and served; the Secretary shall be custodian of the seal of the Corporation and when deemed necessary shall affix the seal or cause it to be affixed to all certificates of stock, if any, of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these By-laws; the Secretary shall have charge of the books, records and papers of the Corporation and shall see that the reports, statements and other documents required by law to be kept and filed are properly kept and filed; and in general shall perform all of the duties incident to the office of Secretary. The Secretary shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or as the Board may from time to time determine.
SECTION 5.11   Controllers and Assistant Secretaries.   Any Assistant Controllers and Assistant Secretaries shall perform such duties as shall be assigned to them by the Board or by the Chief Accounting Officer or Secretary, respectively, or by the Chief Executive Officer. A Controller or Assistant Secretary need not be an officer of the Corporation and shall not be deemed an officer of the Corporation unless elected by the Board.
SECTION 5.12   Additional Matters.   The Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the Chief Marketing Officer of the Corporation shall have the authority to designate employees of the Corporation to have the title of Vice President, Assistant Vice President, Assistant Treasurer, Assistant Controller or Assistant Secretary. Any employee so designated shall have the powers and duties determined by the officer making such designation. The persons upon whom such titles are conferred shall not be deemed officers of the Corporation unless elected by the Board or appointed by any duly elected officer or assistant officer authorized by the Board to appoint such person.
ARTICLE VI
INDEMNIFICATION
SECTION 6.1   Right to Indemnification.   The Corporation, to the fullest extent permitted or required by the DGCL or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment and unless applicable law otherwise requires, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), shall indemnify and hold harmless any person who is or was a director or officer of the Corporation and who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action, suit or proceedings by or in the right of the Corporation to procure a judgment in its favor) (a “Proceeding”) by reason of the fact that such person, or another person of whom such person is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan) (a “Covered Entity”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer or agent or in any other capacity while serving as a director, officer or agent, against all expenses, liabilities and losses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred by such person in connection with such Proceeding and such indemnification shall continue as to a person who has ceased to be a director, officer or agent of the Corporation or a Covered Entity; provided, however, that, except as provided in Section 6.4(d) with respect to an adjudication of entitlement to indemnification, the Corporation shall indemnify and hold harmless any such person entitled to indemnification as provided in this Section 6.1 (an “Indemnitee”) in connection with a Proceeding initiated by such Indemnitee only if such Proceeding was authorized by the Board. Any right of an Indemnitee to indemnification shall be a contract right and shall include the right to receive, prior to the conclusion of any Proceeding, payment of any expenses incurred by the Indemnitee in connection with such Proceeding, consistent with the provisions of the DGCL or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment and unless applicable law otherwise requires, only to the extent that such amendment permits the Corporation to provide broader rights to payment of expenses than such law permitted the Corporation to provide prior to such amendment), and the other provisions of this Article VI; provided that payment of expenses incurred by a person other than a director or officer of the Corporation prior to the conclusion of any Proceeding shall be made, unless otherwise determined by the Board, only upon delivery to the Corporation of an undertaking by or on behalf of such person to the same effect as any undertaking required to be delivered to the Corporation by any director or officer of the Corporation pursuant to the DGCL or other applicable law.
SECTION 6.2   Insurance, Contracts and Funding.   The Corporation may purchase and maintain insurance to protect itself and any director, officer, employee or agent of the Corporation or of any Covered Entity against any expenses, liabilities or losses as specified in Section 6.1 or incurred by any such director, officer, employee or agent in connection with any Proceeding referred to in Section 6.1, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Corporation may enter into contracts with any director, officer, employee or agent of the Corporation or of any Covered Entity in furtherance of the provisions of this Article VI and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided or authorized in this Article VI.
SECTION 6.3   Indemnification Not Exclusive Right.   The right of indemnification provided in this Article VI shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled, and the provisions of this Article VI shall inure to the benefit of the heirs and legal representatives of any Indemnitee under this Article VI and shall be applicable to Proceedings commenced or continuing after the adoption of this Article VI, whether arising from acts or omissions occurring before or after such adoption.
SECTION 6.4   Advancement of Expenses; Procedures; Presumptions and Effect of Certain Proceedings; Remedies.   In furtherance, but not in limitation, of the foregoing provisions, the following procedures, presumptions and remedies shall apply with respect to advancement of expenses and the right to indemnification under this Article VI:
(a)   Advancement of Expenses.   All reasonable expenses (including, without limitation, attorneys’ fees) incurred by or on behalf of the Indemnitee in connection with any Proceeding shall be advanced to the Indemnitee by the Corporation within 20 days after the receipt by the Corporation of a statement or statements from the Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the expenses incurred by the Indemnitee and, if required by law or the provisions of this Article VI at the time of such advance, shall include or be accompanied by an undertaking by or on behalf of the Indemnitee to repay the amounts advanced if ultimately it should be determined that the Indemnitee is not entitled to be indemnified against such expenses pursuant to this Article VI.
(b)   Procedure for Determination of Entitlement to Indemnification.
(i)   To obtain indemnification under this Article VI, an Indemnitee shall submit to the Secretary a written request including such documentation and information as is reasonably available to the Indemnitee and reasonably necessary to determine whether and to what extent the Indemnitee is entitled to indemnification (the “Supporting Documentation”). The determination of the Indemnitee’s entitlement to indemnification shall be made not later than 60 days after receipt by the Corporation of the written request for indemnification together with the Supporting Documentation. The Secretary shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that the Indemnitee has requested indemnification.
(ii)   The Indemnitee’s entitlement to indemnification under this Article VI shall be determined in one of the following ways: (A) by a majority vote of the Disinterested Directors (as defined below in Section 6.4(e)), whether or not they constitute a quorum of the Board, or by a committee of Disinterested

Directors designated by a majority vote of the Disinterested Directors; (B) by a written opinion of Independent Counsel (as defined below in Section 6.4(e)) if there are no Disinterested Directors or a majority of such Disinterested Directors so directs; (C) by the stockholders of the Corporation; or (D) as provided in Section 6.4(c).
(iii)   In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 6.4(b)(ii), a majority of the Disinterested Directors shall select the Independent Counsel, but only an Independent Counsel to which the Indemnitee does not reasonably object.
(c)   Presumptions and Effect of Certain Proceedings.   If the person or persons empowered under Section 6.4(b) to determine entitlement to indemnification shall not have been appointed or shall not have made a determination within 60 days after receipt by the Corporation of the request therefor, together with the Supporting Documentation, the Indemnitee shall be deemed to be, and shall be, entitled to indemnification unless (A) the Indemnitee misrepresented or failed to disclose a material fact in making the request for indemnification or in the Supporting Documentation or (B) such indemnification is prohibited by law. The termination of any Proceeding described in Section 6.1, or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, adversely affect the right of the Indemnitee to indemnification or create a presumption that the Indemnitee did not act in good faith and in a manner which the Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation or, with respect to any criminal proceeding, that the Indemnitee had reasonable cause to believe that such conduct was unlawful.
(d)   Remedies of Indemnitee.
(i)   In the event that a determination is made pursuant to Section 6.4(b) that the Indemnitee is not entitled to indemnification under this Article VI, (A) the Indemnitee shall be entitled to seek an adjudication of entitlement to such indemnification either, at the Indemnitee’s sole option, in (x) an appropriate court of the State of Delaware or any other court of competent jurisdiction or (y) an arbitration to be conducted by a single arbitrator pursuant to the rules of the American Arbitration Association and (B) any such judicial proceeding or arbitration shall be de novo and the Indemnitee shall not be prejudiced by reason of such adverse determination.
(ii)   If a determination shall have been made or deemed to have been made, pursuant to Section 6.4(b) or 6.4(c), that the Indemnitee is entitled to indemnification, the Corporation shall be obligated to pay the amounts constituting such indemnification within 45 days after such determination has been made or deemed to have been made and shall be conclusively bound by such determination unless (A) the Indemnitee misrepresented or failed to disclose a material fact in making the request for indemnification or in the Supporting Documentation or (B) such indemnification is prohibited by law. In the event that (X) advancement of expenses is not timely made pursuant to Section 6.4(a) or (Y) payment of indemnification is not made within 45 days after a determination of entitlement to indemnification has been made or deemed to have been made pursuant to Section 6.4(b) or 6.4(c), the Indemnitee shall be entitled to seek judicial enforcement of the Corporation’s obligation to pay to the Indemnitee such advancement of expenses or indemnification. Notwithstanding the foregoing, the Corporation may bring an action, in an appropriate court in the State of Delaware or any other court of competent jurisdiction, contesting the right of the Indemnitee to receive indemnification hereunder due to the occurrence of an event described in sub-clause (A) or (B) of this clause (ii) (a “Disqualifying Event”); provided, however, that in any such action the Corporation shall have the burden of proving the occurrence of such Disqualifying Event.
(iii)   The Corporation shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 6.4(d) that the procedures and presumptions of this Article VI are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Corporation is bound by all the provisions of this Article VI.
(iv)   In the event that the Indemnitee, pursuant to this Section 6.4(d), seeks a judicial adjudication of or an award in arbitration to enforce rights under, or to recover damages for breach of, this Article VI, or in the event of a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any expenses actually and reasonably incurred by the Indemnitee if the Indemnitee prevails in such judicial adjudication, arbitration or suit. If it shall be determined in such judicial adjudication, arbitration or suit that the Indemnitee is entitled to receive part but not all of the indemnification or advancement of expenses sought, the expenses incurred by the Indemnitee in connection with such judicial adjudication, arbitration or action shall be prorated accordingly.
(e)   Definitions.   For purposes of this Article VI:
(i)   “Disinterested Director” means a director of the Corporation who is not or was not a party to the Proceeding in respect of which indemnification is sought by the Indemnitee.
(ii)   “Independent Counsel” means a law firm or a member of a law firm that neither presently is, nor in the past five years has been, retained to represent: (x) the Corporation or the Indemnitee in any matter material to either such party or (y) any other party to the Proceeding giving rise to a claim for indemnification under this Article VI. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing under the law of the State of Delaware, would have a conflict of interest in representing either the Corporation or the Indemnitee in an action to determine the Indemnitee’s rights under this Article VI.
SECTION 6.5   Severability.   If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VI (including, without limitation, all portions of any paragraph of this Article VI containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or enforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.
SECTION 6.6   Indemnification of Agents.   Notwithstanding any other provision or provisions of this Article VI, the Corporation, to the fullest extent of the provisions of this Article VI with respect to the indemnification of Indemnitees, may indemnify any person other than an Indemnitee, who is or was an employee or agent of the Corporation or a Covered Entity and who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed Proceeding by reason of the fact that such person, or another person of whom such person is the legal representative, is or was a director, officer, employee or agent of the Corporation or of a Covered Entity, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, against all expenses, liabilities and losses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred by such person in connection with such Proceeding. The Corporation may also advance expenses incurred by such employee or agent in connection with any such Proceeding, consistent with the provisions of this Article VI with respect to the advancement of expenses of Indemnitees.
ARTICLE VII
CAPITAL STOCK
SECTION 7.1   Certificates for Shares and Uncertificated Shares.
(a)   The shares of stock of the Corporation shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or shall be represented by certificates, or a combination of both. To the extent that shares are represented by certificates, such certificates whenever authorized by the Board shall be in such form as shall be approved by the Board. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation, and sealed with the seal of the Corporation, which may be a facsimile thereof.

Any or all such signatures may be facsimiles if countersigned by a transfer agent or registrar. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue. Within a reasonable time after the issuance or transfer of uncertificated shares, written notice in accordance with Section 151(f) of the DGCL shall be sent to the registered owner thereof.
(b)   The stock ledger and blank share certificates, if any, shall be kept by the Secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the Board.
SECTION 7.2   Transfer of Shares.   Transfers of shares of stock of each class of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof, or by such holder’s attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary or a transfer agent for such stock, if any, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power (or by proper evidence of succession, assignment or authority to transfer) and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer. The person in whose name shares are registered on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation; provided, however, that whenever any transfer of shares shall be made for collateral security and not absolutely, and written notice thereof shall be given to the Secretary or to such transfer agent, such fact shall be stated in the entry of the transfer. No transfer of shares shall be valid as against the Corporation, its stockholders and creditors for any purpose, except to render the transferee liable for the debts of the Corporation to the extent provided by law, until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.
SECTION 7.3   Registered Stockholders and Addresses of Stockholders.
(a)   The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments a person registered on its records as the owner of shares of stock, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.
(b)   Each stockholder shall designate to the Secretary or transfer agent of the Corporation an address at which notices of meetings and all other corporate notices may be given to such person, and, if any stockholder shall fail to designate such address, corporate notices may be given to such person by mail directed to such person at such person’s post office address, if any, as the same appears on the stock record books of the Corporation or at such person’s last known post office address.
SECTION 7.4   Lost, Destroyed and Mutilated Certificates.   The holder of any certificate representing any shares of stock of the Corporation shall immediately notify the Corporation of any loss, theft, destruction or mutilation of such certificate; the Corporation may issue to such holder a new certificate or certificates for shares, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction; the Board, or a committee designated thereby or the transfer agents and registrars for the stock, may, in their discretion, require the owner of the lost, stolen or destroyed certificate, or such person’s legal representative, to give the Corporation a bond in such sum and with such surety or sureties as they may direct to indemnify the Corporation and said transfer agents and registrars against any claim that may be made on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.
SECTION 7.5   Regulations.   The Board may make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of stock of each class and series of the Corporation and may make such rules and take such action as it may deem expedient concerning the issue of certificates in lieu of certificates claimed to have been lost, destroyed, stolen or mutilated.

SECTION 7.6   Fixing Date for Determination of Stockholders of Record.   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 days nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.
SECTION 7.7   Transfer Agents and Registrars.   The Board may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.
ARTICLE VIII
SEAL
The Board shall approve a suitable corporate seal. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
ARTICLE IX
FISCAL YEAR
The fiscal year of the Corporation shall be as fixed by the Board from time to time. If the Board makes no determination to the contrary, the fiscal year of the Corporation shall end on the 31st day of December in each year.
ARTICLE X
WAIVER OF NOTICE
Whenever any notice whatsoever is required to be given by these By-laws, by the Certificate or by law, the person entitled thereto may, either before or after the meeting or other matter in respect of which such notice is to be given, waive such notice in writing or as otherwise permitted by law, which shall be filed with or entered upon the records of the meeting or the records kept with respect to such other matter, as the case may be, and in such event such notice need not be given to such person and such waiver shall be deemed equivalent to such notice.
ARTICLE XI
AMENDMENTS
These By-laws may be altered, amended or repealed, in whole or in part, or new By-laws may be adopted by the stockholders or by the Board at any meeting thereof; provided, however, that notice of such alteration, amendment, repeal or adoption of new By-laws is contained in the notice of such meeting of the stockholders or in the notice of such meeting of the Board and, in the latter case, such notice is given not less than 24 hours prior to the meeting. Unless a higher percentage is required by the Certificate, all such amendments must be approved by either the holders of a majority of the combined voting power of the outstanding shares of all classes and series of capital stock of the Corporation entitled generally to vote in the election of directors of the Corporation, voting as a single class, or by a majority of the directors present at any meeting of the Board.
ARTICLE XII
MISCELLANEOUS
SECTION 12.1   Execution of Documents.   The Board or any committee thereof shall designate the officers, employees and agents of the Corporation who shall have power to execute and deliver deeds, contracts, mortgages, bonds, debentures, indentures, notes, checks, drafts and other orders for the payment of money and other documents for and in the name of the Corporation and may authorize (including, without limitation, authority to redelegate) by written instrument to other officers, employees or agents of the Corporation. Such delegation may be by resolution or otherwise and the authority granted shall be general or confined to specific matters, all as the Board or any such committee may determine. In the absence of such designation referred to in the first sentence of this Section, the officers of the Corporation shall have such power so referred to, to the extent incident to the normal performance of their duties.
SECTION 12.2   Deposits.   All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation or otherwise as the Board or any committee thereof or any officer of the Corporation to whom power in respect of financial operations shall have been delegated by the Board or any such committee or in these By-laws shall select.
SECTION 12.3   Checks.   All checks, drafts and other orders for the payment of money out of the funds of the Corporation, and all notes or other evidences of indebtedness of the Corporation, shall be signed on behalf of the Corporation in such manner as shall from time to time be determined by resolution of the Board or of any committee thereof or by any officer of the Corporation to whom power in respect of financial operations shall have been delegated by the Board or any such committee thereof or as set forth in these By-laws.
SECTION 12.4   Proxies in Respect of Stock or Other Securities of Other Corporations.   The Board or any committee thereof shall designate the officers of the Corporation who shall have authority from time to time to appoint an agent or agents of the Corporation to exercise in the name and on behalf of the Corporation the powers and rights which the Corporation may have as the holder of stock or other securities in any other corporation or other entity, and to vote or consent in respect of such stock or securities; such designated officers may instruct the person or persons so appointed as to the manner of exercising such powers and rights; and such designated officers may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal, or otherwise, such written proxies, powers of attorney or other instruments as they may deem necessary or proper in order that the Corporation may exercise its said powers and rights.
SECTION 12.5   Subject to Law and Certificate of Incorporation.   All powers, duties and responsibilities provided for in these By-laws, whether or not explicitly so qualified, are qualified by the provisions of the Certificate and applicable laws.

EXHIBIT R
DESIGNATION
OF
SERIES 6 CONVERTIBLE PREFERRED STOCK
OF
MDC PARTNERS INC.
SECTION 1.   Designation and Amount.   The designation of this series of Preferred Stock is “Series 6 Convertible Preferred Stock” (the “Series 6 Preferred Shares”), no par value per share, and the number of shares constituting such series is Fifty Thousand (50,000). Subject to the Certificate of Incorporation, such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series 6 Preferred Shares to less than the number of shares then issued and outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Corporation.
SECTION 2.   Dividends.
(a)   Participating Dividends.
(i)   Each holder of issued and outstanding Series 6 Preferred Shares will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends for each Series 6 Preferred Share, dividends of the same type as any dividends or other distribution, whether in cash, in kind or in other property, payable or to be made on outstanding Class A Subordinate Voting Shares of the Corporation (the “Class A Shares”), in an amount equal to the amount of such dividends or other distribution as would be made on the number of Class A Shares into which such Series 6 Preferred Shares could be converted on the applicable record date for such dividends or other distribution on the Class A Shares, without giving effect to the limitations set forth in SECTION 6(b) after aggregating all shares held by the same holder (the “Participating Dividends”) and disregarding any rounding for fractional amounts; provided, however, that notwithstanding the above, the holders of Series 6 Preferred Shares shall not be entitled to receive any dividends or distributions for which an adjustment to the Conversion Price (as defined below) shall be made pursuant to SECTION 6(f)(i)(A) or SECTION 6(f)(ii) (and such dividends or distributions that are not payable to the holders of Series 6 Preferred Shares as a result of this proviso shall not be deemed to be Participating Dividends).
(ii)   Participating Dividends are payable at the same time as and when such dividends or other distributions on the Class A Shares are paid to the holders of Class A Shares and are payable to holders of record of Series 6 Preferred Shares on the record date for the corresponding dividend or distribution on the Class A Shares.
(b)   Additional Dividends.
(i)   Following the occurrence of a Specified Event, each holder of issued and outstanding Series 6 Preferred Shares will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends for each Series 6 Preferred Share, with respect to each Dividend Period, dividends at a rate per annum equal to the Additional Rate multiplied by the Base Liquidation Preference per Series 6 Preferred Share (the “Additional Dividends” and, together with Participating Dividends, the “Dividends”). Any Additional Dividends payable pursuant to this SECTION 2(b) shall be in addition to any Participating Dividends, as applicable, payable pursuant to SECTION 2(a) hereof.
(ii)   Additional Dividends will accrue on a daily basis and be cumulative from the date on which a Specified Event occurs and are payable in arrears on each Dividend Payment Date.
(iii)   Additional Dividends in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of Additional Dividends payable for any Dividend Period shorter or longer than a full quarterly Dividend Period will be computed on the basis of a 360-day year consisting of twelve 30-day months.
(iv)   Additional Dividends that are declared and payable on a Dividend Payment Date will be paid to the holders of record of Series 6 Preferred Shares as they appear in the records of the Corporation at the close of business on the 15th day of the calendar month prior to the month in which the applicable Dividend Payment Date falls, provided that Additional Dividends payable upon redemption or conversion of Series 6 Preferred Shares will be payable to the holder of record on the Redemption Date or the Conversion Date, as applicable. Any payment of an Additional Dividend will first be credited against the earliest accumulated but unpaid Additional Dividend due with respect to each share that remains payable.
(v)   Additional Dividends are payable only in cash. Additional Dividends will accrue and cumulate whether or not the Corporation has earnings or profits, whether or not there are funds legally available for the payment of Additional Dividends and whether or not Additional Dividends are declared.
(vi)   After a Specified Event has occurred and while any Series 6 Preferred Shares remain outstanding, unless all Additional Dividends accrued to the end of all completed Dividend Periods have been paid in full, neither the Corporation nor any of its subsidiaries may (A) declare, pay or set aside for payment any dividends or distributions on any Junior Securities or (B) repurchase, redeem or otherwise acquire any Junior Securities.
(vii)   The provisions of SECTION 2(b)(vi) shall not prohibit:
(A)   the repurchase, redemption, retirement or other acquisition of vested or unvested Common Shares held by any future, present or former officer, director, employee, manager or consultant (or their respective permitted transferees) of the Corporation or any subsidiary of the Corporation pursuant to any equity incentive grant, plan, program or arrangement, any severance agreement or any stock subscription or equityholder agreement, in each case solely to the extent required by the terms thereof;
(B)   payments made or expected to be made by the Corporation in respect of withholding or similar taxes payable in connection with the exercise or vesting of Common Shares or Class A Equivalents by any future, present or former officer, director, employee, manager or consultant (or their respective permitted transferees) of the Corporation or any subsidiary of the Corporation and repurchases or withholdings of Common Shares or Class A Equivalents in connection with any exercise or vesting of Common Shares or Class A Equivalents if such Common Shares or Class A Equivalents represent all or a portion of the exercise price of, or withholding obligation with respect to, such Common Shares or Class A Equivalents;
(C)   cash payments made in lieu of issuing fractional Common Shares in connection with the exercise or vesting of Common Shares or Class A Equivalents;
(D)   payments arising from agreements of the Corporation or a subsidiary of the Corporation providing for adjustment of purchase price, deferred consideration, earn outs or similar obligations, in each case incurred in connection with the purchase or investment by the Corporation or a subsidiary of the Corporation of or in assets or capital stock of a third party; or
(E)   payments or distributions made pursuant to any plan or proposal for the liquidation or dissolution of the Corporation or pursuant to any decree or order for relief or made by any custodian of the Corporation in connection with any voluntary case or proceeding under Title 11 of the U.S. Code or any similar federal, state, Canadian, provincial or other non-U.S. law for the relief of debtors.
(c)   The Corporation shall pay Dividends (less any tax required to be deducted and withheld by the Corporation), except in case of redemption or conversion in which case payment of Dividends shall be made on surrender of the certificate, if any, representing the Series 6 Preferred Shares to be redeemed or converted, by electronic funds transfer or by sending to each holder of Series 6 Preferred Shares a check for such Dividends payable to the order of such holder or, in the case of joint holders, to the order of all such holders failing written instructions from them to the contrary or in such other manner, not contrary to applicable law, as the Corporation shall reasonably determine. The making of such payment or the posting or delivery of such check on or before the date on which such Dividend is to be paid to a holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such Dividends to the extent of the sum represented thereby (plus the amount of any tax required to be and in fact deducted and withheld by the Corporation from the related Dividends as aforesaid and remitted to the proper taxing authority) unless such check is not honored when presented for payment. Subject to applicable law, Dividends which are represented by a check which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.
(d)   Holders of the Series 6 Preferred Shares are not entitled to any dividend, whether payable in cash, in kind or other property, in excess of the Participating Dividends and, if applicable, the Additional Dividends, as provided in this SECTION 2.
SECTION 3.   Liquidation Preference.
(a)   Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, each Series 6 Preferred Share entitles the holder thereof to receive and to be paid out of the assets of the Corporation available for distribution, before any distribution or payment may be made to a holder of any Class A Shares, any Class B Shares of the Corporation (the “Class B Shares”) or any Class C Shares of the Corporation (the “Class C Shares”) or any other shares ranking junior as to capital to the Series 6 Preferred Shares, an amount per Series 6 Preferred Share equal to the greater of (i) the Base Liquidation Preference (as defined below), as increased by the Accretion Rate (as defined below) from the most recent Quarterly Compounding Date to the date of such liquidation, dissolution or winding up (without duplication of changes to the Base Liquidation Preference as provided for in SECTION 3(b)) plus any accrued but unpaid Dividends with respect thereto, and (ii) an amount equal to the amount the holders of the Series 6 Preferred Shares would have received per Series 6 Preferred Share upon liquidation, dissolution or winding up of the Corporation had such holders converted their Series 6 Preferred Shares into Class A Shares immediately prior thereto, without giving effect to the limitations set forth in SECTION 6(b) and disregarding any rounding for fractional amounts (the greater of the amount in clause (i) and clause (ii), the “Liquidation Preference”). Notwithstanding the foregoing or anything in this Designation to the contrary, immediately prior to and conditioned upon the consummation of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, if the amount set forth in clause (i) above is greater than the amount set forth in clause (ii) above, any holder of outstanding Series 6 Preferred Shares shall have the right to convert its Series 6 Preferred Shares into Class A Shares by substituting the Fair Market Value of a Class A Share for the then-applicable Conversion Price and without giving effect to the limitations set forth in SECTION 6(b) and disregarding any rounding for fractional amounts.
(b)   The “Base Liquidation Preference” per Series 6 Preferred Share shall initially be equal to the Original Purchase Price. From and after the Series 6 Original Issuance Date, the Base Liquidation Preference of each Series 6 Preferred Share shall increase on a daily basis, on the basis of a 360-day year consisting of twelve 30-day months, at a rate of 8.0% per annum (the “Accretion Rate”) of the then-applicable Base Liquidation Preference, the amount of which increase shall compound quarterly on each March 31, June 30, September 30 and December 31 (each, a “Quarterly Compounding Date”) from the Series 6 Original Issuance Date through the fifth anniversary thereof, following which the Accretion Rate will decrease to 0% per annum and the Base Liquidation Preference per Series 6 Preferred Share will not increase during any period subsequent to such fifth anniversary. The Base Liquidation Preference shall be proportionally adjusted for any stock dividends, splits, combinations and similar events on the Series 6 Preferred Shares.
(c)   After payment to the holders of the Series 6 Preferred Shares of the full Liquidation Preference to which they are entitled, the Series 6 Preferred Shares as such will have no right or claim to any of the assets of the Corporation.

(d)   The value of any property not consisting of cash that is distributed by the Corporation to the holders of the Series 6 Preferred Shares will equal the Fair Market Value thereof on the date of distribution.
(e)   For the purposes of this SECTION 3, a Fundamental Change (in and of itself) shall not be deemed to be a liquidation, dissolution or winding up of the Corporation subject to this SECTION 3 (it being understood that an actual liquidation, dissolution or winding up of the Corporation in connection with a Fundamental Change will be subject to this SECTION 3).
SECTION 4.   Voting Rights.
(a)   The holders of outstanding Series 6 Preferred Shares shall not be entitled as such, except as required by law, to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting but shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof. The approval of the holders of the Series 6 Preferred Shares with respect to any and all matters referred to in this Designation may be given in writing by all of the holders of the Series 6 Preferred Shares outstanding or by resolution duly passed and carried as may then be required by the General Corporation Law of the State of Delaware at a meeting of the holders of the Series 6 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 6 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 6 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than fifteen (15) days later. Notice of any such original meeting of the holders of the Series 6 Preferred Shares shall be given not less than twenty-one (21) days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than ten (10) days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 6 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 6 Preferred Shares held by such holder.
(b)   Notwithstanding anything to the contrary set forth herein, the holders of Series 6 Preferred Shares shall be entitled to vote on any merger of the Corporation with any direct or indirect wholly-owned subsidiary thereof pursuant to which each share or fraction of a share of the Corporation is converted into the right to receive, or exchanged for, a share or equal fraction of a share of stock of a new holding company having substantially similar designations, rights, powers, and preferences and qualifications, limitations, and restrictions thereof as the share of the Corporation’s stock being converted or exchanged in the merger pursuant to Section 251(c) of the DGCL (a “Holdco-Sub Merger”) and shall vote on any such Holdco-Sub Merger together as a single class with the holders of Class A Shares and Class B Shares; provided that in connection with such vote, each Series 6 Share shall be entitled to [•] votes per Series 6 Share; and provided further that from and after the time at which any such Holdco-Sub Merger occurs, the right of the holders of Series 4 Shares to vote on any other Holdco-Sub Merger shall be extinguished and no longer exist.
SECTION 5.   Purchase for Cancellation.   Subject to such provisions of the General Corporation Law of the State of Delaware as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 6 Preferred Shares outstanding from time to time: (a) through the facilities of any Exchange or market on which the Series 6 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 6 Preferred Shares outstanding, or (c) in any other manner, in each case at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

SECTION 6.   Conversion.
Each Series 6 Preferred Share is convertible into Class A Shares as provided in this SECTION 6.
(a)   Conversion at the Option of Holders of Series 6 Preferred Shares.   Subject to SECTION 6(b), each holder of Series 6 Preferred Shares is entitled to convert, in whole or in part at any time and from time to time, at the option and election of such holder upon receipt of all antitrust approvals required in connection with such conversion (or the lapse of any applicable waiting period relating to such required antitrust approvals), any or all outstanding Series 6 Preferred Shares held by such holder into a number of duly authorized, validly issued, fully paid and nonassessable Class A Shares equal to the number (the “Conversion Amount”) determined by dividing (i) the Base Liquidation Preference (as adjusted pursuant to SECTION 3(b) to the date immediately preceding the Conversion Date (as defined below)) for each Series 6 Preferred Share to be converted by (ii) the Conversion Price in effect at the time of conversion. The “Conversion Price” initially is $5.00 per share, as adjusted from time to time as provided in SECTION 6(f). In order to convert the Series 6 Preferred Shares into Class A Shares, the holder must surrender the certificates representing such Series 6 Preferred Shares, accompanied by transfer instruments satisfactory to the Corporation, free of any adverse interest or liens at the office of the Corporation’s transfer agent for the Series 6 Preferred Shares, together with written notice that such holder elects to convert all or such number of shares represented by such certificates as specified therein. With respect to a conversion pursuant to this SECTION 6(a), the date of receipt of such certificates, together with such notice and such other information or documents as may be required by the Corporation (including any certificates delivered pursuant to SECTION 6(b)), by the transfer agent or the Corporation will be the date of conversion (the “Conversion Date”) and the Conversion Date with respect to a conversion pursuant to SECTION 6(c) will be as provided in such section.
(b)   Limitations on Conversion.   Notwithstanding SECTION 6(a) or SECTION 6(c) but subject to SECTION 8, the Corporation shall not effect any conversion of the Series 6 Preferred Shares or otherwise issue Class A Shares pursuant to SECTION 6(a) or SECTION 6(c), and no holder of Series 6 Preferred Shares will be permitted to convert Series 6 Preferred Shares into Class A Shares if, and to the extent that, following such conversion, either (i) such holder’s aggregate voting power on a matter being voted on by holders of Class A Shares would exceed 19.9% of the Maximum Voting Power (as defined below) or (ii) such holder would Beneficially Own more than 19.9% of the then outstanding Common Shares; provided, however, that such conversion restriction shall not apply to any conversion in connection with and subject to completion of (A) a public sale of the Class A Shares to be issued upon such conversion, if following consummation of such public sale such holder will not Beneficially Own in excess of 19.9% of the then outstanding Class A Shares or (B) a bona fide third party tender offer for the Class A Shares issuable thereupon. For purposes of the foregoing sentence, the number of Class A Shares Beneficially Owned by a holder shall include the number of Class A Shares issuable upon conversion of the Series 6 Preferred Shares with respect to which a conversion notice has been given, but shall exclude the number of Class A Shares which would be issuable upon conversion or exercise of the remaining, unconverted portion of the Series 6 Preferred Shares and any Alternative Preference Shares Beneficially Owned by such holder. Upon the written request of the holder, the Corporation shall within two (2) Business Days confirm in writing (which may be by email) to any holder the number of Class A Shares, Class B Shares and Class C Shares then outstanding. In connection with any conversion and as a condition to the Corporation effecting such conversion, upon request of the Corporation, a holder of Series 6 Preferred Shares shall deliver to the Corporation a certificate, signed by a duly authorized officer of such holder, no less than twelve (12) Business Days prior to the applicable conversion, certifying that, after giving effect to such conversion, (i) such holder’s aggregate voting power on a matter being voted on by holders of Class A Shares will not exceed 19.9% of the Maximum Voting Power or (ii) such holder will not Beneficially Own more than 19.9% of the then outstanding Common Shares. For purposes hereof, “Maximum Voting Power” means, at the time of determination of the Maximum Voting Power, the total number of votes which may be cast by all shares of the Corporation’s capital on a matter subject to the vote of the Common Shares and any other securities that constitute Voting Stock voting together as a single class and after giving effect to any limitation on voting power set forth herein and the certificate of designation or other similar document governing other Voting Stock. For purposes of this SECTION 6(b), the aggregate voting power and Beneficial Ownership of Common Shares held by the Affiliates of a holder shall be attributed to such holder.

(c)   Conversion at the Option of the Corporation.   Subject to SECTION 6(b) and SECTION 8, on and after the two (2) year anniversary of the Series 6 Original Issuance Date, at the Corporation’s option and election and upon its compliance with this SECTION 6(c), and in the case of the Investor and any Permitted Transferee upon receipt of all antitrust approvals required in connection with such conversion (or the lapse of any applicable waiting period relating to such required antitrust approvals), all outstanding Series 6 Preferred Shares shall be converted automatically into a number of duly authorized, validly issued, fully paid and nonassessable Class A Shares equal to the Conversion Amount following written notice by the Corporation to the holders of Series 6 Preferred Shares notifying such holders of the conversion contemplated by this SECTION 6(c), which conversion shall occur on the date specified in such notice, which shall not be less than ten (10) Business Days following the date of such notice (or in the case of the Investor and any Permitted Transferee the later of (A) the date of receipt of all antitrust approvals required in connection with such conversion (or the lapse of any applicable waiting period relating to such required antitrust approvals)) and (B) ten (10) Business Days following the date of such notice), provided, that (i) prior to the five-year anniversary of the Series 6 Original Issuance Date, such notice may be delivered by the Corporation (and such Series 6 Preferred Shares may be converted into Class A Shares pursuant to this SECTION 6(c)) only if the Closing Price per Class A Share for the thirty (30) consecutive Trading Day period ending on the Trading Day immediately prior to delivery of a notice of conversion pursuant to this SECTION 6(c) was at or above 125% of the then-applicable Conversion Price and (ii) following the five-year anniversary of the Series 6 Original Issuance Date, such notice may be delivered by the Corporation (and such Series 6 Preferred Shares may be converted into Class A Shares pursuant to this SECTION 6(c)) only if the Closing Price per Class A Share for the thirty (30) consecutive Trading Day period ending on the Trading Day immediately prior to delivery of a notice of conversion pursuant to this SECTION 6(c) was at or above 100% of the then-applicable Conversion Price; provided further, that following a Specified Event, the Corporation shall not be entitled to convert the Series 6 Preferred Shares.
Notwithstanding the foregoing, the holders of Series 6 Preferred Shares shall continue to have the right to convert their Series 6 Preferred Shares pursuant to SECTION 6(a) until and through the Conversion Date contemplated in this SECTION 6(c) and if such Series 6 Preferred Shares are converted pursuant to SECTION 6(a) such shares shall no longer be converted pursuant to this SECTION 6(c) and the Corporation’s notice delivered to the holders pursuant to this SECTION 6(c) shall be of no effect with respect to such shares converted pursuant to SECTION 6(a).
(d)   Fractional Shares.   No fractional Class A Shares will be issued upon conversion of the Series 6 Preferred Shares. In lieu of fractional shares, the Corporation shall round, to the nearest whole number, the number of Class A Shares to be issued upon conversion of the Series 6 Preferred Shares. If more than one Series 6 Preferred Share is being converted at one time by or for the benefit of the same holder, then the number of full shares issuable upon conversion will be calculated on the basis of the aggregate number of Series 6 Preferred Shares converted by or for the benefit of such holder at such time.
(e)   Mechanics of Conversion.
(i)   Promptly after the Conversion Date (and in any event within three (3) Business Days), the Corporation shall (A) issue and deliver to such holder the number of Class A Shares to which such holder is entitled in exchange for the certificates formerly representing Series 6 Preferred Shares and (B) pay to such holder, to the extent of funds legally available therefor, all declared and unpaid Dividends on the Series 6 Preferred Shares that are being converted into Class A Shares; provided, that any accrued and unpaid Dividends not paid to such holder pursuant to the foregoing clause (B) shall, subject to SECTION 6(b), be converted into a number of duly authorized, validly issued, fully paid and nonassessable Class A Shares equal to the number determined by dividing (x) the aggregate amount of such accrued and unpaid Dividends on the Series 6 Preferred Shares that are being converted by (y) the then current Conversion Price. Such conversion will be deemed to have been made on the Conversion Date, and the person entitled to receive the Class A Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Class A Shares on such Conversion Date. In case fewer than all the shares represented by any such certificate are to be converted, a new certificate shall be issued representing the unconverted shares without cost to the holder thereof, except for any documentary, stamp or similar issue or transfer tax due because any certificates for Class A Shares or Series 6 Preferred Shares are issued in a name other than the name of the converting holder. The Corporation shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Class A Shares upon conversion or due upon the issuance of a new certificate for any Series 6 Preferred Shares not converted other than any such tax due because Class A Shares or a certificate for Series 6 Preferred Shares are issued in a name other than the name of the converting holder.
(ii)   From and after the Conversion Date, the Series 6 Preferred Shares to be converted on such Conversion Date will no longer be deemed to be outstanding, and all rights of the holder thereof as a holder of Series 6 Preferred Shares (except the right to receive from the Corporation the Class A Shares upon conversion, together with the right to receive any accrued and unpaid Dividends thereon) shall cease and terminate with respect to such shares; provided, that in the event that a Series 6 Preferred Share is not converted, such Series 6 Preferred Share will remain outstanding and will be entitled to all of the rights as provided herein.
(iii)   If the conversion is in connection with any sale, transfer or other disposition of the Class A Shares issuable upon conversion of the Series 6 Preferred Shares, the conversion may, at the option of any holder tendering any Series 6 Preferred Share for conversion, be conditioned upon the closing of the sale, transfer or the disposition of Class A Shares issuable upon conversion of Series 6 Preferred Shares with the underwriter, transferee or other acquirer in such sale, transfer or disposition, in which event such conversion of such Series 6 Preferred Shares shall not be deemed to have occurred until immediately prior to the closing of such sale, transfer or other disposition.
(iv)   All Class A Shares issued upon conversion of the Series 6 Preferred Shares will, upon issuance by the Corporation, be duly and validly issued, fully paid and nonassessable.
(f)   Adjustments to Conversion Price.
(i)   Adjustment for Change In Share Capital.
(A)   If the Corporation shall, at any time and from time to time while any Series 6 Preferred Shares are outstanding, issue a dividend or make a distribution on its Class A Shares payable in its Class A Shares to all or substantially all holders of its Class A Shares, then the Conversion Price at the opening of business on the Ex-Dividend Date for such dividend or distribution will be adjusted by multiplying such Conversion Price by a fraction:
(1)   the numerator of which shall be the number of Class A Shares outstanding at the close of business on the Business Day immediately preceding such Ex-Dividend Date; and
(2)   the denominator of which shall be the sum of the number of Class A Shares outstanding at the close of business on the Business Day immediately preceding the Ex-Dividend Date for such dividend or distribution, plus the total number of Class A Shares constituting such dividend or other distribution.
If any dividend or distribution of the type described in this SECTION 6(f)(i)(A) is declared but not so paid or made, the Conversion Price shall again be adjusted to the Conversion Price which would then be in effect if such dividend or distribution had not been declared. Except as set forth in the preceding sentence, in no event shall the Conversion Price be increased pursuant to this SECTION 6(f)(i)(A).
(B)   If the Corporation shall, at any time or from time to time while any of the Series 6 Preferred Shares are outstanding, subdivide or reclassify its outstanding Class A Shares into a greater number of Class A Shares, then the Conversion Price in effect at the opening of business on the day upon which such subdivision becomes effective shall be proportionately decreased, and conversely, if the Corporation shall, at any time or from time to time while any of the Series 6 Preferred Shares are outstanding, combine or reclassify its outstanding Class A Shares into a smaller number of Class A Shares, then the Conversion Price in effect at the opening of business on the day upon which such combination or reclassification becomes effective shall be proportionately increased. In each such case, the Conversion Price shall be adjusted by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of Class A Shares outstanding immediately prior to such subdivision or combination and the denominator of which shall be the number of Class A Shares outstanding immediately after giving effect to such subdivision, combination or reclassification. Such increase or reduction, as the case may be, shall become effective immediately after the opening of business on the day upon which such subdivision, combination or reclassification becomes effective.
(ii)   Adjustment for Rights Issue.   If the Corporation shall, at any time or from time to time, while any Series 6 Preferred Shares are outstanding, distribute rights, options or warrants to all or substantially all holders of its Class A Shares entitling them, for a period expiring within sixty (60) days after the record date for such distribution, to purchase Class A Shares, or securities convertible into, or exchangeable or exercisable for, Class A Shares, in either case, at less than the average of the Closing Prices for the five (5) consecutive Trading Days immediately preceding the first public announcement of the distribution, then the Conversion Price shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Price in effect at the opening of business on the Ex-Dividend Date for such distribution by a fraction:
(A)   the numerator of which shall be the sum of (1) the number of Class A Shares Outstanding on the close of business on the Business Day immediately preceding the Ex-Dividend Date for such distribution, plus (2) the number of Class A Shares that the aggregate offering price of the total number of Class A Shares issuable pursuant to such rights, options or warrants would purchase at the Current Market Price of the Class A Shares on the declaration date for such distribution (determined by multiplying such total number of Class A Shares so offered by the exercise price of such rights, options or warrants and dividing the product so obtained by such Current Market Price); and
(B)   the denominator of which shall be the number of Class A Shares Outstanding at the close of business on the Business Day immediately preceding the Ex-Dividend Date for such distribution, plus the total number of additional Class A Shares issuable pursuant to such rights, options or warrants.
The term “Class A Shares Outstanding” shall mean, without duplication, and include the following, and the following shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable, and without regard to any other limitations or restrictions on conversion or exercise:
(1)   the number of Class A Shares, Class B Shares and Class C Shares then outstanding;
(2)   all Class A Shares issuable upon conversion of outstanding Series 6 Preferred Shares; and
(3)   all Class A Shares issuable upon exercise of outstanding options and any other Convertible Security.
Such adjustment shall become effective immediately after the opening of business on the Ex-Dividend Date for such distribution.
To the extent that Class A Shares are not delivered pursuant to such rights, options or warrants or upon the expiration or termination of such rights, options or warrants, the Conversion Price shall be readjusted to the Conversion Price that would then be in effect had the adjustments made upon the issuance of such rights, options or warrants been made on the basis of the delivery of only the number of Class A Shares actually delivered. In the event that such rights, options or warrants are not so distributed, the Conversion Price shall again be adjusted to be the Conversion Price which would then be in effect if the Ex-Dividend Date for such distribution had not occurred. In determining whether any rights, options or warrants entitle the holders to purchase Class A Shares at less than the average of the Closing Prices for the five (5) consecutive Trading Days immediately preceding the first public announcement of the relevant distribution, and in determining the aggregate offering price of such Class A Shares, there shall be taken into account any consideration received for such rights, options or warrants and the value of such consideration if other than cash, to be determined in good faith by the Board of Directors. Except as set forth in this paragraph, in no event shall the Conversion Price be increased pursuant to this SECTION 6(f)(ii).
(iii)   Adjustment for Certain Tender Offers or Exchange Offers.   In case the Corporation or any of its Subsidiaries shall, at any time or from time to time, while any Series 6 Preferred Shares are outstanding, distribute cash or other consideration in respect of a tender offer or an exchange offer (that is treated as a “tender offer” under U.S. federal securities laws) made by the Corporation or any Subsidiary for all or any portion of the Class A Shares, where the sum of the aggregate amount of such cash distributed and the aggregate Fair Market Value, as of the Expiration Date (as defined below), of such other consideration distributed (such sum, the “Aggregate Amount”) expressed as an amount per Class A Share validly tendered or exchanged, and not withdrawn, pursuant to such tender offer or exchange offer as of the Expiration Time (as defined below) (such tendered or exchanged Class A Shares, the “Purchased Shares”) exceeds the Closing Price per share of the Class A Shares on the Trading Day immediately following the last date (such last date, the “Expiration Date”) on which tenders or exchanges could have been made pursuant to such tender offer or exchange offer (as the same may be amended through the Expiration Date), then, and in each case, immediately after the close of business on such date, the Conversion Price shall be decreased so that the same shall equal the rate determined by multiplying the Conversion Price in effect immediately prior to the close of business on the Trading Day immediately following the Expiration Date by a fraction:
(A)   the numerator of which shall be equal to the product of (1) the number of Class A Shares outstanding as of the last time (the “Expiration Time”) at which tenders or exchanges could have been made pursuant to such tender offer or exchange offer (including all Purchased Shares) and (2) the Closing Price per share of the Class A Shares on the Trading Day immediately following the Expiration Date; and
(B)   the denominator of which is equal to the sum of (x) the Aggregate Amount and (y) the product of (I) an amount equal to (1) the number of Class A Shares outstanding as of the Expiration Time, less (2) the Purchased Shares and (II) the Closing Price per share of the Class A Shares on the Trading Day immediately following the Expiration Date.
An adjustment, if any, to the Conversion Price pursuant to this SECTION 6(f)(iii) shall become effective immediately prior to the opening of business on the second Trading Day immediately following the Expiration Date. In the event that the Corporation or a Subsidiary is obligated to purchase Class A Shares pursuant to any such tender offer or exchange offer, but the Corporation or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall again be adjusted to be the Conversion Price which would then be in effect if such tender offer or exchange offer had not been made. Except as set forth in the preceding sentence, if the application of this SECTION 6(f)(iii) to any tender offer or exchange offer would result in an increase in the Conversion Price, no adjustment shall be made for such tender offer or exchange offer under this SECTION 6(f)(iii).
(iv)   Disposition Events.
(A)   If any of the following events (any such event, a “Disposition Event”) occurs:
(1)   any reclassification or exchange of the Class A Shares (other than as a result of a subdivision or combination);
(2)   any merger, amalgamation, consolidation or other combination to which the Corporation is a constituent party; or
(3)   any sale, conveyance, lease, or other disposal of all or substantially all the properties and assets of the Corporation to any other person;
in each case, as a result of which all of the holders of Class A Shares shall be entitled to receive cash, securities or other property for their Class A Shares, the Series 6 Preferred Shares converted following the effective date of any Disposition Event shall be converted, in lieu of the Class A Shares otherwise deliverable, into the same amount and type (in the same proportion) of cash, securities or other property received by holders of Class A Shares in the relevant event (collectively, “Reference Property”) received upon the occurrence of such Disposition Event by a holder of Class A Shares holding, immediately prior to the transaction, a number of Class A Shares equal to the Conversion Amount (without giving effect to any limitations on conversion set forth in SECTION 6(b)) immediately prior to such Disposition Event; provided that if the Disposition Event provides the holders of Class A Shares with the right to receive more than a single type of consideration determined based in part upon any form of stockholder election, the Reference Property shall be comprised of the weighted average of the types and amounts of consideration received by the holders of the Class A Shares.
(B)   The above provisions of this SECTION 6(f)(iv) shall similarly apply to successive Disposition Events. If this SECTION 6(f)(iv) applies to any event or occurrence, neither SECTION 6(f)(i) nor SECTION 6(f)(iii) shall apply; provided, however, that this SECTION 6(f)(iv) shall not apply to any share split or combination to which SECTION 6(f)(i) is applicable or to a liquidation, dissolution or winding up to which SECTION 3 applies. To the extent that equity securities of a company are received by the holders of Class A Shares in connection with a Disposition Event, the portion of the Series 6 Preferred Shares which will be convertible into such equity securities will continue to be subject to the anti-dilution adjustments set forth in this SECTION 6(f).
(v)   Adjustment for Certain Issuances of Additional Class A Shares.
(A)   Other than in respect of an issuance or distribution in respect of which SECTION 6(f)(ii) applies, in the event the Corporation shall at any time after the Series 6 Original Issuance Date while the Series 6 Preferred Shares are outstanding issue Additional Class A Shares, without consideration or for a consideration per share less than the applicable Conversion Price immediately prior to such issuance in effect on the date of and immediately prior to such issue, then and in such event, such Conversion Price shall be reduced, concurrently with such issuance, to a price determined by multiplying such Conversion Price by a fraction:
(1)   the numerator of which shall be (a) the number of Class A Shares Outstanding (as defined below) immediately prior to such issuance plus (b) the number of Class A Shares which the aggregate consideration received or to be received by the Corporation for the total number of Class A Shares so issued would purchase at such Conversion Price; and
(2)   the denominator of which shall be (a) the number of Class A Shares Outstanding immediately prior to such issue plus (b) the number of such Additional Class A Shares so issued.
(B)   For purposes of this SECTION 6(f)(v), the term “Additional Class A Shares” means any Class A Shares or Convertible Security (collectively, “Class A Equivalents”) issued by the Corporation after the Series 6 Original Issuance Date, provided that Additional Class A Shares will not include any of the following:
(1)   Class A Equivalents issued in a transaction for which an adjustment to the Conversion Price is made pursuant to SECTION 6(f)(i), SECTION 6(f)(iii) or SECTION 6(f)(iv);
(2)   Class A Equivalents issued or issuable upon conversion of Series 6 Preferred Shares or Alternative Preference Shares or pursuant to the terms of any other Convertible Security issued and outstanding on the Series 6 Original Issuance Date;
(3)   All Class A Shares, as adjusted for share dividends, splits, combinations and similar events, validly reserved on the Series 6 Original Issuance Date and issued or issuable upon the exercise of options or rights issued to employees, officers or directors of, or consultants, advisors or service providers to, the Corporation or any of its majority- or wholly-owned subsidiaries pursuant to any current equity incentive plans, programs or arrangements of or adopted by the Corporation, including the Corporation’s 2005 Stock Incentive Plan, the Corporation’s 2011 Stock Incentive Plan, the Corporation’s 2016 Stock Incentive Plan and the Corporation’s Amended and Restated Stock Appreciation Rights Plan;
(4)   An unlimited number of Class A Equivalents issued pursuant to future equity incentive grants, plans, programs or arrangements adopted by the Corporation to the extent that any Class A Equivalents issued pursuant to this clause (4) shall not exceed three percent (3%) of the Corporation’s diluted weighted average number of common shares outstanding (as calculated for the Corporation’s financial reporting purposes) in any fiscal year, with any unused amounts in any fiscal year being carried over to succeeding fiscal years;
(5)   Class A Equivalents issued in connection with bona fide acquisitions of any entities, businesses and/or related assets or other business combinations by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, or settlement of deferred liabilities in connection therewith; or
(6)   Class A Equivalents issued in a transaction with respect to which holders of a majority of the Series 6 Preferred Shares purchased securities pursuant to Section 4.11 of the Securities Purchase Agreement or otherwise.
In the case of the issuance of Additional Class A Shares for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of Additional Class A Shares for consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the Fair Market Value thereof. In the case of the issuance of Convertible Securities, the aggregate maximum number of Class A Shares deliverable upon exercise, conversion or exchange of such Convertible Securities shall be deemed to have been issued at the time such Convertible Securities were issued and for a consideration equal to the consideration (determined in the manner provided in this paragraph) if any, received by the Corporation upon the issuance of such Convertible Securities plus the minimum additional consideration payable pursuant to the terms of such Convertible Securities for the Class A Shares covered thereby, but no further adjustment shall be made for the actual issuance of Class A Shares upon the exercise, conversion or exchange of any such Convertible Securities. In the event of any change in the number of Class A Shares deliverable upon exercise, conversion or exchange of Convertible Securities subject to this SECTION 6(f)(v), including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Conversion Price shall forthwith be readjusted to such Conversion Price as would have been obtained had the adjustment that was made upon the issuance of such Convertible Securities not exercised, converted or exchanged prior to such change been made upon the basis of such change. Upon the expiration or forfeiture of any Additional Class A Shares consisting of options, warrants or other rights to acquire Class A Shares or Convertible Securities, the termination of any such rights to convert or exchange or the expiration or forfeiture of any options or rights related to such convertible or exchangeable securities, the Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of Class A Shares (and Convertible Securities that remain in effect) actually issued upon the exercise of such options, warrants or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.
(vi)   Minimum Adjustment.   Notwithstanding the foregoing, the Conversion Price will not be reduced if the amount of such reduction would be an amount less than $0.01, but any such amount will be carried forward and reduction with respect thereto will be made at the time that such amount, together with any subsequent amounts so carried forward, aggregates to $0.01 or more.
(vii)   When No Adjustment Required.   Notwithstanding anything herein to the contrary, no adjustment to the Conversion Price need be made:

(A)   for a transaction referred to in SECTION 6(f)(i) or SECTION 6(f)(ii) if the Series 6 Preferred Shares participate, without conversion, in the transaction or event that would otherwise give rise to an adjustment pursuant to such Section at the same time as holders of the Class A Shares participate with respect to such transaction or event and on the same terms as holders of the Class A Shares participate with respect to such transaction or event as if the holders of Series 6 Preferred Shares, at such time, held a number of Class A Shares equal to the Conversion Amount at such time;
(B)   for rights to purchase Class A Shares pursuant to any present or future plan by the Corporation for reinvestment of dividends or interest payable on the Corporation’s securities and the investment of additional optional amounts in Class A Shares under any plan; or
(C)   for any event otherwise requiring an adjustment under this SECTION 6 if such event is not consummated.
(viii)   Rules of Calculation; Treasury Shares.   All calculations will be made to the nearest one-hundredth of a cent or to the nearest one-ten thousandth of a share. Except as explicitly provided herein, the number of Class A Shares outstanding will be calculated on the basis of the number of issued and outstanding Class A Shares.
(ix)   Waiver.   Notwithstanding the foregoing, the Conversion Price will not be reduced if the Corporation receives, prior to the effective time of the adjustment to the Conversion Price, written notice from the holders representing at least a majority of the then outstanding Series 6 Preferred Shares, voting together as a separate class, that no adjustment is to be made as the result of a particular issuance of Class A Shares or other dividend or other distribution on Class A Shares. This waiver will be limited in scope and will not be valid for any issuance of Class A Shares or other dividend or other distribution on Class A Shares not specifically provided for in such notice.
(x)   Tax Adjustment.   Anything in this SECTION 6 notwithstanding, the Corporation shall be entitled to make such downward adjustments in the Conversion Price, in addition to those required by this SECTION 6, as the Board of Directors in its sole discretion shall determine to be advisable in order that any event treated for U.S. federal income tax purposes as a dividend or share split will not be taxable to the holders of Class A Shares.
(xi)   No Duplication.   If any action would require adjustment of the Conversion Price pursuant to more than one of the provisions described in this SECTION 6 in a manner such that such adjustments are duplicative, only one adjustment shall be made.
(xii)   Provisions Governing Adjustment to Conversion Price.   Rights, options or warrants distributed by the Corporation to all or substantially all holders of Class A Shares entitling the holders thereof to subscribe for or purchase shares of the Corporation’s capital (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Rights Trigger”): (A) are deemed to be transferred with such Class A Shares; (B) are not exercisable; and (C) are also issued in respect of future issuances of Class A Shares, shall be deemed not to have been distributed for purposes of SECTION 6(f)(i), (ii), (iii), (iv) or (v) (and no adjustment to the Conversion Price under SECTION 6(f)(i), (ii), (iii), (iv) or (v) will be required) until the occurrence of the earliest Rights Trigger, whereupon such rights, options and warrants shall be deemed to have been distributed, and (x) if and to the extent such rights, options and warrants are exercisable for Class A Shares or the equivalents thereof, an appropriate adjustment (if any is required) to the Conversion Price shall be made under SECTION 6(f)(ii) (without giving effect to the sixty (60) day limit on the exercisability of rights, options and warrants ordinarily subject to such SECTION 6(f)(ii)), and/or (y) if and to the extent such rights, options and warrants are exercisable for cash and/or any shares of the Corporation’s capital other than Class A Shares or Class A Share equivalents, shall be subject to the provisions of SECTION 2(a) applicable to Participating Dividends and shall be distributed to the holders of Series 6 Preferred Shares. If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the Series 6 Original Issuance Date, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex-Dividend Date with respect to new rights, options or warrants with such rights (and a termination or expiration of the existing rights, options or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Rights Trigger or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Price under SECTION 6(f)(i), (ii), (iii), (iv) or (v) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the Conversion Price shall be readjusted at the opening of business of the Corporation immediately following such final redemption or repurchase by multiplying such Conversion Price by a fraction (x) the numerator of which shall be the Current Market Price per Class A Share on such date, less the amount equal to the per share redemption or repurchase price received by a holder or holders of Class A Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all or substantially all holders of Class A Shares as of the date of such redemption or repurchase and (y) the denominator of which shall be the Current Market Price, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Price shall be readjusted as if such rights, options and warrants had not been issued. Notwithstanding the foregoing, (A) to the extent any such rights, options or warrants are redeemed by the Corporation prior to a Rights Trigger or are exchanged by the Corporation, in either case for Class A Shares, the Conversion Price shall be appropriately readjusted (if and to the extent previously adjusted pursuant to this SECTION 6(f)(xii)) as if such rights, options or warrants had not been issued, and instead the Conversion Price will be adjusted as if the Corporation had issued the Class A Shares issued upon such redemption or exchange as a dividend or distribution of Class A Shares subject to SECTION 6(f)(i)(A) and (B) to the extent any such rights, options or warrants are redeemed by the Corporation prior to a Rights Trigger or are exchanged by the Corporation, in either case for any shares of the Corporation’s capital (other than Class A Shares) or any other assets of the Corporation, such redemption or exchange shall be deemed to be a distribution and shall be subject to, and paid to the holders of Series 6 Preferred Shares pursuant to, the provisions of SECTION 2(a) applicable to Participating Dividends.
(xiii)   Notwithstanding anything herein to the contrary, any adjustment of the Conversion Price or entitlement to acquire Class A Shares pursuant to this Designation shall be subject to the rules of the Exchange to the extent required to comply with such rules. If after the Series 6 Original Issuance Date there is a change in the applicable rules of the Exchange on which the Class A Shares are listed at the time such change becomes effective or in the interpretation of such applicable rules that would cause the Class A Shares to be delisted by such Exchange as a result of the terms of this Designation, the rights of the holders of the Series 6 Preferred Shares set forth in this Designation shall thereafter be limited to the extent required by such changed rules in order for the Class A Shares to continue to be listed on such Exchange. Notwithstanding anything to the contrary in this Designation, in no event shall the Conversion Price be adjusted pursuant to SECTION 6(f)(v) to a price that is less than the lower of: (i) the closing price of the Class A Shares (as reflected on Nasdaq.com) immediately preceding the signing of the Securities Purchase Agreement; or (ii) the average closing price of the Class A Shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the Securities Purchase Agreement.
(xiv)   Notwithstanding anything to the contrary in this Designation, if an adjustment to the Conversion Price becomes effective on any Ex-Dividend Date as described herein, and a holder of Series 6 Preferred Shares that have been converted on or after such Ex-Dividend Date and on or prior to the related record date would be treated as the record holder of Class A Shares as of the related Conversion Date based on an adjusted Conversion Price for such Ex-Dividend Date, then, notwithstanding such Conversion Price adjustment provisions, the Conversion Price adjustment relating to such Ex-Dividend Date will not be made for such converted Series 6 Preferred Shares. Instead, the holder of such converted Series 6 Preferred Shares will be treated as if such holder were the record owner of the Class A Shares on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.
(g)   Notice of Record Date.   In the event of:
(i)   any share split or combination of the outstanding Class A Shares;
(ii)   any declaration or making of a dividend or other distribution to holders of Class A Shares in additional Class A Shares, any other share capital, other securities or other property (including, but not limited to, cash and evidences of indebtedness);
(iii)   any reclassification or change to which SECTION 6(f)(i)(B) applies;
(iv)   the dissolution, liquidation or winding up of the Corporation; or
(v)   any other event constituting a Disposition Event;
then the Corporation shall file with its corporate records and mail to the holders of the Series 6 Preferred Shares at their last addresses as shown on the records of the Corporation, at least ten (10) days prior to the record date specified in (A) below or ten (10) days prior to the date specified in (B) below, a notice stating:
(A)   the record date of such share split, combination, dividend or other distribution, or, if a record is not to be taken, the date as of which the holders of Class A Shares of record to be entitled to such share split, combination, dividend or other distribution are to be determined, or
(B)   the date on which such reclassification, change, dissolution, liquidation, winding up or other event constituting a Disposition Event, is estimated to become effective, and the date as of which it is expected that holders of Class A Shares of record will be entitled to exchange their Class A Shares for the share capital, other securities or other property (including, but not limited to, cash and evidences of indebtedness) deliverable upon such reclassification, change, liquidation, dissolution, winding up or other Disposition Event.
Disclosures made by the Corporation in any public filings made under the Exchange Act shall be deemed to satisfy the notice requirements set forth in this SECTION 6(g).
(h)   Certificate of Adjustments.   Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this SECTION 6, the Corporation shall compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series 6 Preferred Shares a certificate, signed by an officer of the Corporation, setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the reasonable written request of any holder of Series 6 Preferred Shares, furnish to such holder a similar certificate setting forth (i) the calculation of such adjustments and readjustments in reasonable detail, (ii) the Conversion Price then in effect, and (iii) the number of Class A Shares and the amount, if any, of share capital, other securities or other property (including, but not limited to, cash and evidences of indebtedness) which then would be received upon the conversion of Series 6 Preferred Shares.
SECTION 7.   Redemption.
(a)   Redemption at the Option of the Corporation.
(i)   In connection with or following any Specified Event, the Corporation, at its option and (if applicable) subject to consummation of such Specified Event, may redeem (out of funds legally available therefor) for cash all of the Series 6 Preferred Shares then outstanding at a price (the “Redemption Price”) per Series 6 Preferred Share equal to the greater of (i) the Base Liquidation Preference per such Series 6 Preferred Share plus all accrued and unpaid dividends thereon and (ii) an amount equal to the amount the holder of such Series 6 Preferred Shares would have received in respect of such Series 6 Preferred Share had such holder converted such Series 6 Preferred Share into Class A Shares immediately prior to such redemption based on the Current Market Price, in each case on the date of redemption (the “Redemption Date”).

(ii)   If the Corporation elects to redeem the Series 6 Preferred Shares pursuant to this SECTION 7, on or prior to the fifteenth (15th) Business Day prior to the applicable Redemption Date, the Corporation shall mail a written notice of redemption (the “Redemption Notice”) by first-class mail addressed to the holders of record of the Series 6 Preferred Shares as they appear in the records of the Corporation; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. The Redemption Notice must state: (A) the expected Redemption Price as of the expected Redemption Date, and specify the individual components thereof (it being understood that the actual Redemption Price will be determined as of the actual Redemption Date); (B) the name of the redemption agent to whom, and the address of the place to where, the Series 6 Preferred Shares are to be surrendered for payment of the Redemption Price; (C) if applicable, that the consummation of the Redemption and the payment of the Redemption Price shall be subject to the consummation of the Specified Event, and (D) the anticipated Redemption Date.
(b)   Mechanics of Redemption.
(i)   On the Redemption Date, the Corporation shall pay the applicable Redemption Price, upon surrender of the certificates representing the Series 6 Preferred Shares to be redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require, and letters of transmittal and instructions therefor on reasonable terms are included in the notice sent by the Corporation); provided that payment of the Redemption Price for certificates (and accompanying documentation, if required) surrendered to the Corporation after 2:00 p.m. (New York City time) on the Redemption Date may, at the Corporation’s option, be made on the Business Day immediately following the Redemption Date.
(ii)   Series 6 Preferred Shares to be redeemed on the Redemption Date will from and after such date, no longer be deemed to be outstanding; and all powers, designations, preferences and other rights of the holder thereof as a holder of Series 6 Preferred Shares (except the right to receive from the Corporation the applicable Redemption Price) shall cease and terminate with respect to such shares; provided, that in the event that a Series 6 Preferred Share is not redeemed due to a default in payment by the Corporation or because the Corporation is otherwise unable to pay the applicable Redemption Price in cash in full, such Series 6 Preferred Share will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights as provided herein.
(iii)   Notwithstanding anything in this SECTION 7 to the contrary, each holder shall retain the right to convert Series 6 Preferred Shares to be redeemed at any time on or prior to the Redemption Date; provided, however, that any Series 6 Preferred Shares for which a holder delivers a conversion notice to the Corporation prior to the Redemption Date shall not be redeemed pursuant to this SECTION 7.
SECTION 8.   Antitrust and Conversion Into Alternative Preference Shares.
(a)   If (i) the Corporation validly delivers a notice of conversion pursuant to SECTION 6(c) to the Investor or any Permitted Transferee at any time on and after the two (2) year anniversary of the Series 6 Original Issuance Date and (ii) the Investor or such Permitted Transferee would not be permitted to convert one or more of its Beneficially Owned Series 6 Preferred Shares into Class A Shares because any applicable waiting period has not lapsed, or approval has not been obtained, under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, or other applicable law, the Accretion Rate will decrease to 0% per annum following, and the Base Liquidation Preference per Series 6 Preferred Share will not increase during any period subsequent to, ten (10) Business Days following the date of such validly delivered notice (which for the avoidance of doubt shall not be earlier than the two (2) year anniversary of the Series 6 Original Issuance Date).
(b)   With respect to any holder of Series 6 Preferred Shares other than the Investor or any Permitted Transferee, after receiving a notice of conversion pursuant to SECTION 6(c), any such holder of Series 6 Preferred Shares as to whom the relevant provisions of the following sentence are applicable may, at such holder’s option, convert Series 6 Preferred Shares subject to such conversion at any time on or prior to the close of business on the Business Day immediately preceding the Conversion Date, as the case may be, specified in such notice into Alternative Preference Shares to the extent necessary to address the conditions described in SECTION 8(c).
(c)   (i) If any holder of Series 6 Preferred Shares would not be permitted to convert one or more of its Beneficially Owned Series 6 Preferred Shares into Class A Shares due to the restrictions contained in SECTION 6(b) or (ii) if any holder of Series 6 Preferred Shares other than the Investor or any Permitted Transferee would not be permitted to convert one more of its Beneficially Owned Series 6 Preferred Shares into Class A Shares (the shares described in clause (i) and (ii), the “Special Conversion Shares”) because any applicable waiting period has not lapsed, or approval has not been obtained, under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, or other applicable law, then in each case each Special Conversion Share of such holder shall be converted into a number of Alternative Preference Shares equal to the number of Class A Shares such holder would have received if such holder would have been permitted to convert such Special Conversion Shares into Class A Shares on the Conversion Date.
(d)   As soon as practicable (and in any event within three (3) Business Days) after receipt of notice of either of the events described in SECTION 8(c), which notice shall include the amount of Alternative Preference Shares to which such holder is entitled and the basis for such conversion into Alternative Preference Shares, the Corporation shall (i) issue and deliver to such holder a certificate for the number of Alternative Preference Shares, if any, to which such holder is entitled in exchange for the certificates formerly representing the Series 6 Preferred Shares and (ii) pay to such holder, to the extent of funds legally available therefor, all declared and unpaid Dividends on the Series 6 Preferred Shares that are being converted into Alternative Preference Shares. Such conversion will be deemed to have been made on the Conversion Date, and the person entitled to receive the Alternative Preference Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Alternative Preference Shares on such Conversion Date. In case fewer than all of the Series 6 Preferred Shares represented by any such certificate are to be converted into Alternative Preference Shares, a new certificate shall be issued representing the unconverted shares without cost to the holder thereof, except for any documentary, stamp or similar issue or transfer tax due because any certificates for Alternative Preference Shares or Series 6 Preferred Shares are issued in a name other than the name of the converting holder. The Corporation shall pay any documentary, stamp or similar issue or transfer tax due on the issue of Alternative Preference Shares upon conversion or due upon the issuance of a new certificate for any Series 6 Preferred Shares not converted other than any such tax due because Alternative Preference Shares or a certificate for Series 6 Preferred Shares are issued in a name other than the name of the converting holder.
SECTION 9.   Additional Definitions.   For purposes of this Designation, the following terms shall have the following meanings
(a)   “Additional Rate” means an annual rate initially equal to 7.0% per annum, increasing by 1.0% on every anniversary of the occurrence of the Specified Event.
(b)   “Affiliate” means, with respect to any person, any other person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified person. Notwithstanding the foregoing, the Corporation, its subsidiaries and its other controlled Affiliates shall not be considered Affiliates of the Investor.
(c)   “Alternative Preference Shares” means the Series 7 Series 6 Preferred Shares so denominated and authorized by the Corporation concurrently with the Series 6 Preferred Shares.
(d)   “Beneficially Own,” “Beneficially Owned” or “Beneficial Ownership” has the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act, except that for purposes hereof the words “within sixty days” in Rule 13d-3(d)(1)(i) shall not apply, to the effect that a person shall be deemed to be the Beneficial Owner of a security if that person has the right to acquire beneficial ownership of such security at any time. For the avoidance of doubt, for purposes hereof, except where otherwise expressly provided herein, the Investor (or any other person) shall at all times be deemed to have Beneficial Ownership of Class A Shares issuable upon conversion of the Series 6 Preferred Shares directly or indirectly held by them, irrespective of any applicable restrictions on transfer, conversion or voting.
(e)   “Board of Directors” means the board of directors of the Corporation.
(f)   “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law, regulation or executive order to close in New York City, New York.
(g)   “Closing Price” of the Class A Shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the Exchange or, if the Class A Shares are not listed or admitted for trading on an Exchange, as reported on the quotation system on which such security is quoted. If the Class A Shares are not listed or admitted for trading on an Exchange and not reported on a quotation system on the relevant date, the “closing price” will be the last quoted bid price for the Class A Shares in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If the Class A Shares are not so quoted, the last reported sale price will be the average of the mid-point of the last bid and ask prices for the Class A Shares on the relevant date from each of at least three (3) nationally recognized investment banking firms selected by the Corporation for this purpose.
(h)   “Common Shares” means the Class A Shares, the Class B Shares, the Class C Shares and any other common shares in the capital of the Corporation.
(i)   “control,” “controlling,” “controlled by” and “under common control with,” with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of Voting Stock, by contract or otherwise.
(j)   “Convertible Security” means any debt or other evidences of indebtedness, shares of capital or other securities directly or indirectly convertible into or exercisable or exchangeable for Class A Shares.
(k)   “Corporation” means MDC Partners Inc., a Delaware corporation .
(l)   “Current Market Price” of Class A Shares on any day means the average of the Closing Prices per Class A Share for each of the five (5) consecutive Trading Days ending on the earlier of the day in question and the day before the Ex-Dividend Date with respect to the issuance or distribution requiring such computation.
(m)   “Designation” mean this Designation of the Series 6 Preferred Shares.
(n)   “Dividend Payment Date” means (i) each January 1, April 1, July 1 and October 1 of each year, or (ii) with respect to any Series 6 Preferred Share that is to be converted or redeemed, the Conversion Date or the Redemption Date, as applicable; provided that if any such Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be (and any dividend payable on Series 6 Preferred Shares on such Dividend Date shall instead be payable on) the immediately succeeding Business Day.
(o)   “Dividend Period” means the period which commences on and includes a Dividend Payment Date (other than the initial Dividend Period which shall commence on and include the date on which the Specified Event occurs) pursuant to clauses (i) and (ii) of the definition of “Dividend Payment Date” and ends on and includes the calendar day next preceding the next Dividend Payment Date.
(p)   “Ex-Dividend Date” means, with respect to any issuance or distribution, the first date on which the Class A Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

(q)   “Exchange” means Nasdaq and, if the Class A Shares are not then listed on Nasdaq, the principal other U.S. national or regional securities exchange or market on which the Class A Shares are then listed.
(r)   “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(s)   “Fair Market Value” of the Class A Shares or any other security or property means the fair market value thereof as determined in good faith by the Board of Directors, which determination must be set forth in a written resolution of the Board of Directors, in accordance with the following rules:
(i)   for Class A Shares or other security traded or quoted on an Exchange, the Fair Market Value will be the average of the Closing Prices of such security on such Exchange over a ten (10) consecutive Trading Day period, ending on the Trading Day immediately prior to the date of determination; and
(ii)   for any other property, the Fair Market Value shall be determined by the Board of Directors assuming a willing buyer and a willing seller in an arm’s-length transaction.
(t)   “Fundamental Change” shall be deemed to have occurred at such time as any of the following events shall occur:
(i)   any “person” or “group”, other than the Corporation, its Subsidiaries or any employee benefits plan of the Corporation or its Subsidiaries, files, or is required by applicable law to file, a Schedule 13D or Schedule TO (or any successor schedule, form or report) pursuant to the Exchange Act, disclosing that such person has become the direct or indirect beneficial owner of shares with a majority of the total voting power of the Corporation’s outstanding Voting Stock; unless such beneficial ownership arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act; or
(ii)   the Corporation amalgamates, consolidates with or merges with or into another person (other than a Subsidiary of the Corporation), or sells, conveys, transfers, leases or otherwise disposes of all or substantially all of the consolidated properties and assets of the Corporation and its Subsidiaries (excluding for purposes of the calculation non-controlling interests and third party minority interests) to any person (other than a Subsidiary of the Corporation) or any person (other than a Subsidiary of the Corporation) consolidates with, amalgamates or merges with or into the Corporation, provided that none of the circumstances set forth in this clause (ii) shall be a Fundamental Change if persons that beneficially own the Voting Securities of the Corporation immediately prior to the transaction own, directly or indirectly, shares with a majority of the total voting power of all outstanding Voting Stock of the surviving or transferee person immediately after the transaction in substantially the same proportion as their ownership of the Corporation’s Voting Stock immediately prior to the transaction.
(u)   “group” has the meaning assigned to such term in Section 13(d)(3) of the Exchange Act.
(v)   “hereof,” “herein” and “hereunder” and words of similar import refer to this Designation as a whole and not merely to any particular clause, provision, section or subsection.
(w)   “Investor” means Stagwell Agency Holdings LLC.
(x)   “Junior Securities” means the Common Shares and each other class or series of shares in the capital of the Corporation the terms of which do not expressly provide that they rank senior in preference or priority to or on parity, without preference or priority, with the Series 6 Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation.
(y)   “Market Disruption Event” means, with respect to the Class A Shares, (i) a failure by the Exchange to open for trading during its regular trading session or (ii) the occurrence or existence for more than one half hour period in the aggregate on any scheduled Trading Day for the Class A Shares of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Exchange, or otherwise) in the Class A Shares or in any options, contracts or future contracts relating to the Class A Shares, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.
(z)   “Nasdaq” means The NASDAQ Global Market.
(aa)   “Original Purchase Price” means $1,000 per Series 6 Preferred Share.
(bb)   “Parity Securities” means any shares in the capital of the Corporation the terms of which expressly provide that they will rank on parity, without preference or priority, with the Series 6 Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation. For the avoidance of doubt, the Series 4 Preference Shares and Series 5 Preference Shares of the Corporation and the Alternative Preference Shares are Parity Securities.
(cc)   “Permitted Transferee” means any holder of Series 6 Preferred Shares who received such Series 6 Preferred Shares in a Permitted Transfer (as defined in the Securities Purchase Agreement), provided that such holder agrees, for the benefit of the Corporation, to comply with Section 4.05 of the Securities Purchase Agreement.
(dd)   “person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government, any agency or political subdivisions thereof or other “person” as contemplated by Section 13(d) of the Exchange Act.
(ee)   “Qualifying Transaction” means a Fundamental Change (i) with regard to which the holder of Series 6 Preferred Shares is entitled to receive, directly or indirectly, in respect of its Series 6 Preferred Shares, in connection with the consummation of such transaction (including pursuant to the conversion of the Series 6 Preferred Shares (without regard to limitations or restrictions on conversion) or the purchase or exchange of such Series 6 Preferred Shares in a tender or exchange offer), consideration consisting solely of cash, equity securities that are immediately tradable on a national securities exchange and that have (or the equity securities of the predecessor of the issuer of such equity securities have) an average trading volume per trading day over the thirty (30) trading days preceding public announcement of such transaction at least equal to that of the Class A Shares over the thirty (30) trading days preceding public announcement of such transaction, or a combination of cash and such equity consideration (collectively, “qualifying consideration”), which qualifying consideration is in an amount per outstanding Series 6 Preferred Share that is at least equal to the Base Liquidation Preference of such Series 6 Preferred Share plus all accrued but unpaid dividends thereon (with the value of any non-cash consideration being the Fair Market Value of such non-cash consideration at the time of signing of the definitive transaction agreement for the applicable transaction) or (ii) that is otherwise consented to by the holders of two-thirds of the outstanding Series 6 Preferred Shares.
(ff)   “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
(gg)   “Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of March 14, 2019, between the Corporation and the Investor.
(hh)   “Senior Securities” means any shares in the capital of the Corporation the terms of which expressly provide that they will rank senior in preference or priority to the Series 6 Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Corporation.
(ii)   “Series 6 Original Issuance Date” means March 14, 20197.
(jj)   “share capital” means any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of capital, partnership interests (whether general or limited) or equivalent ownership interests in or issued by such person, and with respect to the Corporation includes, without limitation, any and all Common Shares and the Preference Shares.
(kk)   “Specified Event” means the tenth (10th) Business Day after the consummation of a Fundamental Change that does not constitute a Qualifying Transaction.

(ll)   “Subsidiary” means with respect to any person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by, or, in the case of a partnership, the sole general partner or the managing partner or the only general partners of which are, such person and one or more Subsidiaries of such person (or a combination thereof). Unless otherwise specified, “Subsidiary” means a Subsidiary of the Corporation.
(mm)“Trading Day” means any day on which (i) there is no Market Disruption Event and (ii) the Exchange is open for trading or, if the Class A Shares are not so listed, admitted for trading or quoted, any Business Day. A Trading Day only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant Exchange.
(nn)“Voting Stock” means the Class A Shares, the Class B Shares and the Class C Shares and securities of any class or kind ordinarily having the power to vote generally for the election of directors of the Board of Directors of the Corporation or its successor.
(oo)   Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
Accretion Rate	SECTION 3(b)
Additional Class A Shares	SECTION 6(f)(v)(B)
Additional Dividends	SECTION 2(b)(i)
Aggregate Amount	SECTION 6(f)(iii)
Base Liquidation Preference	SECTION 3(b)
Class A Equivalents	SECTION 6(f)(v)(B)
Class A Shares	SECTION 3(a)
Class A Shares Outstanding	SECTION 6(f)(ii)
Class B Shares	SECTION 3(a)
Class C Shares	SECTION 3(a)
Conversion Amount	SECTION 6(a)
Conversion Date	SECTION 6(a)
Conversion Price	SECTION 6(a)
Disposition Event	SECTION 6(f)(iv)
Dividends	SECTION 2(b)(i)
Expiration Date	SECTION 6(f)(iii)
Expiration Time	SECTION 6(f)(iii)(A)
Liquidation Preference	SECTION 3(a)
Maximum Voting Power	SECTION 6(b)
Participating Dividends	SECTION 2(a)
Purchased Shares	SECTION 6(f)(iii)
qualifying consideration	SECTION 9(ee)
Quarterly Compounding Date	SECTION 3(b)
Redemption Date	SECTION 7(a)(i)
Redemption Notice	SECTION 7(a)(ii)
Redemption Price	SECTION 7(a)(i)
Reference Property	SECTION 6(f)(iv)
Rights Trigger	SECTION 6(f)(xii)
Series 6 Preferred Shares	SECTION 1
Special Conversion Shares	SECTION 8(c)

SECTION 10.   Miscellaneous.   For purposes of this Designation, the following provisions shall apply:
(a)   Withholding Tax.   Notwithstanding any other provision of this Designation, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to this Designation any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to this Designation is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any noncash payment, distribution, issuance or delivery to be made pursuant to this Designation any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 6 Preferred Shares pursuant to this Designation shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this SECTION 10. In the absence of any such deduction or withholding by the Corporation, and unless agreed otherwise by the Corporation in writing, holders of Series 6 Preferred Shares shall be responsible for all withholding taxes in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to this Designation and shall indemnify and hold harmless the Corporation on an after-tax basis (for this purpose, having regard only to taxes for which the Corporation is liable for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to this Designation.
(b)   Wire or Electronic Transfer of Funds.   Notwithstanding any other right, privilege, restriction or condition attaching to the Series 6 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 6 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 6 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 6 Preferred Shares provide the particulars of an account of such holder with a chartered bank in the United States to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 6 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.
(c)   Amendments.   The provisions attaching to the Series 6 Preferred Shares may be deleted, varied, modified, amended or amplified by amendment with such approval as may then be required by the General Corporation Law of the State of Delaware.
(d)   U.S. Currency.   Unless otherwise stated, all references herein to sums of money are expressed in lawful money of the United States.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.    Indemnification of Directors and Officers.
Under Section 124 of the CBCA, the Registrant may indemnify a present or former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity. The Registrant may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. The aforementioned individuals are entitled to the indemnification described above from the Registrant as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfills conditions (i) and (ii) above. The Registrant may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in (i) and (ii) above. The indemnification or the advance of any moneys may be made in connection with a derivative action only with court approval and only if the conditions in (i) and (ii) above are met. Under the CBCA, the Registrant may purchase and maintain insurance for the benefit of any of the aforementioned individuals against any liability incurred by the individual in their capacity as a director or officer of the Registrant, or in their capacity as a director or officer, or similar capacity, of another entity, if the individual acted in such capacity at the Registrant’s request.
The by-laws of the Registrant provide that, subject to the limitations contained in the CBCA but without limit to the right of the Registrant to indemnify any person under the CBCA or otherwise, the Registrant shall indemnify every director and officer of the Company and his or her heirs, executors, administrators and other legal personal representatives, against any liability and all costs, charges and expenses that he or she sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced against him or her for or in respect of anything done or permitted by him or her in respect of the execution of the duties of his or her office; and all other costs, charges and expenses that he or she sustains or incurs in respect of the affairs of the Company.
See above under the heading “Description of MDC Delaware and the Combined Company Capital Stock — Limitations of Liability and Indemnification Matters” for a description of indemnification provisions and arrangements that will be applicable following the completion of the Redomiciliation and the Business Combination.
Item 21.    Exhibits and Financial Statement Schedules.
(a) See Exhibit Index.
Item 22.    Undertakings.
The undersigned Registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)
That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one (1) Business Day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX
Exhibit No.	Description
2.1	Transaction Agreement, dated as of December 21, 2020, by and among Stagwell Media LP and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on December 22, 2020)
3.1	Articles of Amalgamation, dated January 1, 2004 (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed on May 10, 2004)
3.1.1	Articles of Continuance, dated June 28, 2004 (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-Q filed on August 4, 2004)
3.1.2	Articles of Amalgamation, dated July 1, 2010 (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed on July 30, 2010)
3.1.3	Articles of Amalgamation, dated May 1, 2011 (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q filed on May 2, 2011)
3.1.4	Articles of Amalgamation, dated January 1, 2013 (incorporated by reference to Exhibit 3.1.4 to the Company’s Form 10-K filed on March 10, 2014)
3.1.5	Articles of Amalgamation, dated April 1, 2013 (incorporated by reference to Exhibit 3.1.5 to the Company’s Form 10-K filed on March 10, 2014)
3.1.6	Articles of Amalgamation, dated July 1, 2013 (incorporated by reference to Exhibit 3.1.6 to the Company’s Form 10-K filed on March 10, 2014)
3.1.7	Articles of Amendment, dated March 7, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on March 7, 2016)
3.1.8	Articles of Amendment, dated March 14, 2019 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on March 15, 2019)
3.2	General By-law No. 1, as amended on April 29, 2005 (incorporated by reference to Exhibit 3.2 to the Company’s Form 10-K filed on March 16, 2007)
3.3	Form of Certificate of Domestication**
3.4	Form of Certificate of Incorporation of MDC Partners Inc. (MDC Delaware) (included as Exhibit P to this ProxyStatement/Prospectus)*
3.5	Form of Certificate of Incorporation of MDC Partners Inc. (Combined Company) (included as Exhibit A to this ProxyStatement/Prospectus)*
3.6	Form of Bylaws of MDC Partners Inc. (MDC Delaware) (included as Exhibit Q to this ProxyStatement/Prospectus)*
3.7	Form of Bylaws of MDC Partners Inc. (Combined Company) (included as Exhibit B to this ProxyStatement/Prospectus)*
4.1	Indenture, dated as of March 23, 2016, among the Company, the Guarantors and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on March 23, 2016)
4.1.1	7.50% Senior Notes due 2024 (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed on March 23, 2016)
4.1.2	First Supplemental Indenture, dated as of September 16, 2020, among the Additional Note Guarantors and the Bank of New York Mellon, as trustee, to Indenture, dated as of March 23, 2016, among the Company, the Guarantors, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q filed on October 29, 2020)
4.1.3	Second Supplemental Indenture, dated as of January 13, 2021, among the Company, the Note Guarantors party thereto and the Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on January 13, 2021)

Exhibit No.	Description
5.1	Form of Opinion of Cleary Gottlieb Steen & Hamilton LLP regarding validity of the securities being registered**
8.1	Form of Opinion of Fasken Martineau DuMoulin LLP**
8.2	Form of Opinion of Cleary Gottlieb Steen & Hamilton LLP**
10.1	Goldman Letter Agreement, dated as of December 21, 2020, by and between the Company and Broad Street Principal Investments, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on December 22, 2020)
10.2	Form of Consent and Support Agreement entered into by and between MDC Partners Inc. and the holders of more than 50% of the aggregate principal amount of the 6.50% Senior Notes due 2024 of the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on December 22, 2020)
16.1	Letter of PricewaterhouseCoopers LLP dated February 8, 2021 to the Securities and Exchange Commission regarding statements included in this Registration Statement*
21	Subsidiaries of Registrant (incorporated by reference to Exhibit 21 to the Company’s Form 10-K filed on March 5, 2020)
23.1	Consent of Independent Registered Public Accounting Firm BDO USA, LLP*
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants*
23.3	Consent of Fasken Martineau DuMoulin LLP (contained in Exhibit 8.1)**
23.4	Consent of Cleary Gottlieb Steen & Hamilton LLP (contained in Exhibit 5.1)**
23.5	Consent of Cleary Gottlieb Steen & Hamilton LLP (contained in Exhibit 8.2)**
24.1	Power of Attorney (included in Exhibit 24.1)*
99.1	Form of Proxy (Transaction Proposals and Compensation Proposal) (included as Exhibit F to this Proxy Statement/Prospectus)**
99.2	Form of MDC Delaware Proxy (included as Exhibit C to this Proxy Statement/Prospectus)**
99.3	Opinion of Moelis & Company LLC (included as Exhibit I to this Proxy Statement/Prospectus)*
99.4	Consent of Moelis & Company LLC*
99.5	Opinion of Canaccord Genuity Corp. and the Formal Valuation (included as Exhibit J to this Proxy Statement/Prospectus)*
99.6	Consent of Canaccord Genuity Corp.*

*
Filed electronically herewith.

**
To be filed by amendment.

†
Indicates management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Proxy Statement/Prospectus to be signed on its behalf by the undersigned thereunto duly authorized.
MDC PARTNERS INC.
/s/ Frank Lanuto Frank Lanuto Chief Financial Officer (Principal Financial Officer) Date: February 8, 2021
/s/ Vincenzo DiMaggio Vincenzo DiMaggio Chief Accounting Officer (Principal Accounting Officer) Date: February 8, 2021
/s/ Mark Penn Mark Penn Chief Executive Officer (Principal Executive Officer) and Chairman of the Board Date: February 8, 2021
/s/ Ambassador Charlene Barshefsky Ambassador Charlene Barshefsky Director Date: February 8, 2021
/s/ Asha Daniere Asha Daniere Director Date: February 8, 2021
/s/ Bradley Gross Bradley Gross Director Date: February 8, 2021
/s/ Wade Oosterman Wade Oosterman Director Date: February 8, 2021
/s/ Desirée Rogers Desirée Rogers Director Date: February 8, 2021
/s/ Irwin D. Simon Irwin D. Simon Lead Independent Director Date: February 8, 2021

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of MDC Partners Inc. in the United States, on February 8, 2021.
MDC PARTNERS INC.
By:	/s/ Frank Lanuto
	Name:	Frank Lanuto
	Title:	Chief Financial Officer